As filed with the Securities and Exchange Commission on December 2, 2022
Registration Statement No. 333-266094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUPERBAC PUBCO HOLDINGS INC.*
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands	2836	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Rua Santa Mônica, 1025
Parque Industrial San José
Cotia, SP
06715-865, Brazil
Tel: +55 11 2663-2780
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
United States
Tel: +1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Filipe B. Areno Skadden, Arps, Slate, Meagher & Flom LLP Avenida Brigadeiro Faria Lima, 3311 7th Floor São Paulo, SP 04538-133 Brazil Tel: +55 11 3708 1820	Roberta B. Cherman Jonathan A. Lewis Shearman & Sterling LLP Avenida Brigadeiro Faria Lima, 3400 17th Floor São Paulo, SP 04538-132 Brazil Tel: +55 11 3702 2200	Alain Dermarkar Shearman & Sterling LLP 2828 North Harwood Street 18th Floor Dallas, Texas 75201 United States Tel: + 1 214 271-5777

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the transaction described in the enclosed proxy statement/prospectus.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
Upon the closing of the transaction referred to in the proxy statement/prospectus within this registration statement, the name of the Registrant is expected to change to SuperBac Corp.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The Registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/ PROSPECTUS — SUBJECT TO COMPLETION,
DATED DECEMBER 2, 2022
PROXY STATEMENT FOR AN EXTRAORDINARY GENERAL MEETING OF
XPAC ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
AND
PROSPECTUS FOR UP TO 43,152,938 CLASS A ORDINARY SHARES, 11,581,862 WARRANTS AND 11,581,862 CLASS A ORDINARY SHARES UNDERLYING THE WARRANTS, IN EACH CASE, OF
SUPERBAC PUBCO HOLDINGS INC.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
XPAC ACQUISITION CORP. TO BE HELD ON [•], 2023
To the Shareholders of XPAC Acquisition Corp.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “extraordinary general meeting”) of XPAC Acquisition Corp., a Cayman Islands exempted company (“XPAC”), to be held at the office of XPAC located at 55 West 46th Street, 30th Floor, New York, NY 10036, United States, and online via live webcast, at [•], Eastern Time, on [•], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health considerations regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of XPAC directors, officers, and shareholders, XPAC shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. To attend and participate in the extraordinary general meeting virtually, you must register at the XPAC meeting website, which is accessible through the following link: [•]. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting. You are cordially invited to attend the extraordinary general meeting for the following purposes:

(1)
Proposal No. 1 — The Business Combination Proposal: to consider and vote upon a proposal to approve, by ordinary resolution, and adopt, the Business Combination Agreement, dated as of April 25, 2022 (as amended by the First Amendment Agreement to the Business Combination Agreement dated as of December 2, 2022 (the “Amendment Agreement to the Business Combination Agreement”), and as it may be further amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement,” and, the transactions contemplated thereby, collectively, the “Business Combination”), by and among XPAC, SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (“PubCo”) (whose name is expected to change to SuperBac Corp. upon consummation of the Business Combination), BAC1 Holdings Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), BAC2 Holdings Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) and SuperBac Biotechnology Solutions S.A., a sociedade anônima organized under the laws of Brazil (“SuperBac”), copies of which are attached to this proxy statement/prospectus as Annexes A-1 and A-2, respectively, and pursuant to which, among other things, SuperBac will become an indirect subsidiary of PubCo, with PubCo indirectly owning at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis), which proposal includes the approval of (i) the merger of Merger Sub 2 with and into Newco BAC Holdings, Inc., a Cayman Islands exempted company (“Newco”), with Newco being the surviving entity, pursuant to a plan of acquisition merger, a copy of which is attached to this proxy statement/prospectus as Annex C, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by XPAC in connection with the Business

Combination, including those of which copies are attached to this proxy statement/prospectus as Annex E to Annex N (the “Business Combination Proposal”);
(2)
Proposal No. 2 — The Merger Proposal: to authorize, by special resolution, the plan of initial merger (made in accordance with the provisions of Section 233 of the Companies Act, a copy of which is attached to this proxy statement/prospectus as Annex B, pursuant to which XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), which proposal includes the approval of the Initial Merger (the “Merger Proposal”);

(3)
Proposal No. 3 — The Advisory Governing Documents Proposals: to consider and vote, on a non-binding advisory basis, upon four separate proposals (collectively, the “Advisory Governing Documents Proposals”) to approve, by special resolution, material differences between the amended and restated memorandum and articles of association of PubCo to be in effect following the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex D (together, the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of XPAC (together, the “Existing Governing Documents”); and

(4)
Proposal No. 4 — The Adjournment Proposal: to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to XPAC shareholders, (ii) if necessary, to permit further solicitation of additional proxies from XPAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if XPAC shareholders redeem an amount of the public shares such that the Minimum Cash Condition (as defined in this proxy statement/prospectus) would not be satisfied (the “Adjournment Proposal”).

Each of the Business Combination Proposal, the Merger Proposal, the Advisory Governing Documents Proposals and the Adjournment Proposal (collectively, the “Transaction Proposals”) is more fully described in this proxy statement/prospectus, which we urge each XPAC shareholder to review carefully.
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is neither conditioned on the Advisory Governing Documents, nor on the Adjournment Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
Only holders of record of XPAC’s Class A ordinary shares, par value $0.0001 per share (“XPAC Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share (“XPAC Class B Ordinary Shares”) at the close of business on [•], 2023 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.
This proxy statement/prospectus and accompanying proxy card is being provided to XPAC shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination, and other related business to be considered by XPAC shareholders at the extraordinary general meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all XPAC shareholders are urged to read this proxy statement/prospectus, including the Annexes thereto and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 106 of this proxy statement/prospectus.
After careful consideration, the board of directors of XPAC has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, the Merger Proposal, the Advisory Governing Documents Proposals and the Adjournment Proposal. When you consider the recommendation of these proposals by the board of directors of XPAC, you should keep in mind that XPAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, holders of XPAC Class A Ordinary Shares may request that XPAC redeem all or a portion of their Class A Ordinary Shares (such shares, the “public shares” and such holders the “public shareholders”) for cash if the Business Combination is consummated. As a public shareholder, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i) (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;
(ii) submit a written request to Continental Stock Transfer & Trust Company (“Continental”), XPAC’s transfer agent, in which you (a) request that XPAC redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and
(iii) deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through The Depository Trust Company.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to [•] p.m., Eastern Time, on [•], 2023 (two business days before the extraordinary general meeting) in order for their public shares to be redeemed.
Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem public shares regardless of whether or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, XPAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account (as defined in this proxy statement/prospectus) that was established at the consummation of XPAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of November 30, 2022, this would have amounted to approximately $10.11 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing redemption rights, the Existing Governing Documents provide that a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination. There will be no redemption rights with respect to XPAC’s warrants. In addition, XPAC Sponsor LLC (the “Sponsor”), XPAC and XPAC’s officers and directors have entered on July 29, 2021 into a letter agreement (the “Sponsor IPO Letter Agreement”) with XPAC pursuant to which they agreed to waive their redemption rights with respect to their XPAC Founder Shares (as defined in this proxy statement/prospectus) and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination.
The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus, including, among other things, the approval of the Transaction Proposals. There can be no assurance that the closing conditions will be satisfied or that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will XPAC redeem public shares in an amount that would cause XPAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the valuation ascribed to SuperBac in the Business Combination is calculated pursuant to the term “Acquisition Closing Equity Value.” The Acquisition Closing Equity Value is a U.S. dollar-denominated base amount equal to $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), which is subject to downward adjustments as more fully described elsewhere in this proxy statement/prospectus, by deducting the SuperBac Reorganization Payments, the Sponsor Final Promote Amount, any Excess of Company Transaction Expenses, and any Excess of Permitted Indebtedness, and adjusting the valuation downwards in respect of any Remaining Minority Company Shares (to the extent that PubCo owns less than 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination).
As an illustrative example of the Acquisition Closing Equity Value calculation, assuming that (i) the Business Combination had been consummated on June 30, 2022, (ii) no public shares are redeemed in connection with the Business Combination, (iii) SuperBac Transaction Expenses do not exceed $7.5 million, (iv) SuperBac did not incur more than R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without the consent of XPAC, and (v) PubCo obtained ownership of 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination, the Acquisition Closing Equity Value would be $238,343,880.
In connection with the Business Combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and CEO (together with his controlled shareholding vehicles and permitted transferees, the “SuperBac Founder”), will receive PubCo Class A Ordinary Shares, which will be entitled to one vote per share, and the SuperBac Founder will receive PubCo Class B Ordinary Shares, which will be entitled to ten votes per share on all matters submitted to them for a vote of all PubCo Ordinary Shares voting together as a single class (which is the case for most matters).
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent (as defined in this proxy statement/prospectus) entered into in relation to the Modal PIPE Financing (as defined in this proxy statement/prospectus), no party to the Business Combination Agreement has entered into any PIPE transaction (which, in the context of the Business Combination, means a private investment in PubCo Class A Ordinary Shares) or other equity-related financing arrangement with any investor. See “Certain Agreements Related to the Business — Modal PIPE Financing” for more information about the Modal Letter of Intent and the related Modal PIPE Financing.
It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario,” which assumes that none of XPAC’s existing shareholders exercise their redemption rights, assumes that the Modal PIPE Financing (as defined in this proxy statement/prospectus) is consummated on the Acquisition Closing Date (as defined below) on the terms and conditions as described in this proxy statement/prospectus, and reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants (as defined in this proxy statement/prospectus) and the Modal Warrants (as defined in this proxy statement/prospectus)): (i) SuperBac’s existing shareholders, XPAC’s public shareholders, and XPAC Sponsor LLC (the “Sponsor”) (which is wholly owned by XP Inc.) together with the current independent directors of XPAC, will own approximately 46.6%, 42.7%, and 10.7%, respectively, of the issued and outstanding share capital of PubCo, and 78.2%, 17.4% and 4.4%, respectively, of PubCo’s voting rights; and (ii) the SuperBac Founder will own 100% of the PubCo Class B Ordinary Shares, 16.1% of the issued and outstanding share capital of PubCo and 65.7% of PubCo’s voting rights. For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.”
In addition, it is anticipated that, upon consummation of the Business Combination, in the “Full Redemption Scenario,” which assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus; (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement, and subject to the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants): (a) SuperBac’s existing shareholders and the Sponsor (which is wholly owned by XP Inc.) together with the current independent directors of XPAC, will own approximately 95.8% and 4.2%, respectively, of the issued and outstanding share capital of PubCo, and 98.9% and 1.1%, respectively, of PubCo’s voting rights (with XPAC’s public shareholders not holding any PubCo Ordinary Shares); and (b) the SuperBac Founder will own 100% of the PubCo Class B Ordinary Shares, 33.0% of the issued and outstanding share capital of PubCo and 83.1% of PubCo’s voting rights. For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.”
The percentages referred to above do not include any other transactions that may be entered into after the date of this proxy statement/prospectus or any exercise or conversion of the PubCo Warrants. If any equity or debt financings (including any PIPE Investment or Additional Permitted Financing (as defined below)) in addition to the Modal PIPE Financing are entered in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
As a foreign private issuer whose shares will be listed on Nasdaq, PubCo will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq stock exchange requirements. We intend to take advantage of the exemptions available to us as a foreign private issuer so long as we continue to qualify as a foreign private issuer. See “Risk Factors — Risks Related to PubCo — As a foreign private issuer and “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of PubCo Class A Ordinary Shares” and “Description of PubCo Share Capital.”
A “controlled company” under Nasdaq rules is a company of which more than 50% of the voting power is held by an individual, group or another company. It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, the SuperBac Founder will own 65.7% and 83.1%, respectively, of PubCo’s voting rights. Therefore, following the consummation of the Business Combination, the SuperBac Founder is expected to control a majority of the voting power of PubCo’s outstanding shares, PubCo will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq listing rules. As a “controlled company” within the meaning of the Nasdaq rules, PubCo will be permitted to rely on exemptions from certain corporate governance standards. As of the date of this proxy statement/prospectus, we do not intend to take advantage of the exemptions from the Nasdaq corporate governance standards available to a “controlled company.” See “Risk Factors — Risks Related to PubCo — As a foreign private issuer and “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of PubCo Class A Ordinary Shares” and “Description of PubCo Share Capital.”
Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Transaction Proposals are approved at the extraordinary general meeting.
If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of this proxy statement/prospectus (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes hereto and other documents referred to herein. If you have any questions or need assistance voting your XPAC Ordinary Shares, please contact [•], XPAC’s proxy solicitor, by calling [•], or banks and brokers can call collect at [•], or by emailing [•].

Thank you for your participation. We look forward to your continued support.
By order of the board of directors of XPAC,
Chu Chiu Kong
Chairman and Chief Executive Officer
This proxy statement/prospectus is dated [•], 2023, and is first being mailed to shareholders of XPAC on or about that date.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

XPAC ACQUISITION CORP.
55 West 46th Street, 30th Floor
New York, NY 10036
United States
Dear Shareholders of XPAC Acquisition Corp.:
You are cordially invited to attend the extraordinary general meeting of shareholders of XPAC Acquisition Corp. (the “extraordinary general meeting”), which we refer to as “we,” “us,” “our” or “XPAC,” to be held at the office of XPAC located at 55 West 46th Street, 30th Floor, New York, NY 10036, United States, and online via live webcast, at [•], Eastern Time, on [•], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health considerations regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of XPAC directors, officers, and shareholders, XPAC shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. To attend and participate in the extraordinary general meeting virtually, you must register at the XPAC meeting website, which is accessible through the following link: [•]. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting.
At the extraordinary general meeting, our shareholders will be asked to consider and vote upon a proposal, which we refer to as the “Business Combination Proposal,” to approve, by ordinary resolution, a business combination (the “Business Combination”) by the approval and adoption of that certain Business Combination Agreement, dated as of April 25, 2022 (as amended by the First Amendment Agreement to the Business Combination Agreement dated as of December 2, 2022 (the “Amendment Agreement to the Business Combination Agreement”), and as it may be further amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) that XPAC has entered into with SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (“PubCo”), BAC1 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of PubCo (“Merger Sub 1”), BAC2 Holdings Inc., a Cayman Islands exempted company and a wholly owned subsidiary of PubCo (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) and SuperBac Biotechnology Solutions S.A., a sociedade anônima organized under the laws of Brazil (“SuperBac”), copies of which are attached to this proxy statement/prospectus as Annexes A-1 and A-2, respectively, and which proposal includes the approval of (i) the merger of Merger Sub 2 with and into Newco BAC Holdings, Inc., a Cayman Islands exempted company (“Newco”), with Newco being the surviving entity, pursuant to a plan of acquisition merger, a copy of which is attached to this proxy statement/prospectus as Annex C, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by XPAC in connection with the Business Combination, including those of which copies are attached to this proxy statement/prospectus as Annex E to Annex N.
On September 28, 2022, Newco was formed for the purposes of the transactions contemplated by the Business Combination Agreement. On November 7, 2022, Newco became a party to the Business Combination Agreement for all purposes and subject to the terms and conditions thereunder, by executing and delivering an executed joinder to the Business Combination Agreement (the “Newco Joinder Agreement”), pursuant to which Newco made certain representations and warranties and agreed to be bound by the provisions of the Business Combination Agreement applicable to Newco.
As further described in this proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the transactions described below will occur.
SuperBac shareholders collectively representing at least 95% of the share capital of SuperBac but potentially less than 100% (on a fully-diluted basis) will, directly or indirectly, contribute their SuperBac shares into Newco in exchange for Class B ordinary shares of Newco, in the case of the SuperBac Founder (as defined below), and Class A ordinary shares of Newco and SuperBac in the case of the remaining shareholders of SuperBac, and SuperBac will become a direct subsidiary of Newco in which Newco owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis).
XPAC will be merged with and into Merger Sub 1 (the “Initial Merger” and the effective time of the Initial Merger, the “Initial Merger Effective Time”), with Merger Sub 1 being the surviving entity, and, at least one day following the Initial Merger, Merger Sub 2 will be merged with and into Newco (the “Acquisition Merger” and the effective time of the Acquisition Merger, the “Acquisition Effective Time”), with Newco being the surviving entity.
At the Initial Merger Effective Time, (i) each unit of XPAC will be detached and each of its holders will be deemed to hold one Class A ordinary share of XPAC (“XPAC Class A Ordinary Share”) and one-third of a warrant per unit, (ii) each issued and outstanding XPAC Class A Ordinary Share and Class B ordinary share of XPAC (each, a “XPAC Class B Ordinary Share”) (other than any XPAC Dissenting Shares (as defined in this proxy statement/prospectus)) will be canceled and converted into the right to receive one Class A ordinary share, of PubCo (“PubCo Class A Ordinary Share”), and (iii) each outstanding and unexercised warrant to acquire XPAC Class A Ordinary Shares (each, a “warrant”) will be converted into the right to purchase one PubCo Class A Ordinary Share (each, a “PubCo Warrant”).
Prior to the Acquisition Effective Time (i) each Class A ordinary share of Newco (“Newco Class A Share”) issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the quotient obtained by dividing the Per Share Merger Equity Consideration Value (as defined in this proxy statement/prospectus) by $10.00 (“Share Exchange Ratio”), without interest, subject to rounding, and (ii) each Class B ordinary share of Newco (“Newco Class B Share”) issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued Class B ordinary share of PubCo (“PubCo Class B Ordinary Share”) that is equal to the Share Exchange Ratio, without interest, subject to rounding.
As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the valuation ascribed to SuperBac in the Business Combination is calculated pursuant to the term “Acquisition Closing Equity Value.” The Acquisition Closing Equity Value is a U.S. dollar-denominated base amount equal to $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), which is subject to downward adjustments as more fully described elsewhere in this proxy statement/prospectus, by deducting the SuperBac Reorganization Payments, the Sponsor Final Promote Amount, any Excess of Company Transaction Expenses, and any Excess of Permitted Indebtedness, and adjusting the valuation downwards in respect of any Remaining Minority Company Shares (to the extent that PubCo owns less than 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination).
As an illustrative example of the Acquisition Closing Equity Value calculation, assuming that (i) the Business Combination had been consummated on June 30, 2022, (ii) no public shares are redeemed in connection with the Business Combination, (iii) SuperBac Transaction Expenses do not exceed $7.5 million, (iv) SuperBac did not incur more than R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without the consent of XPAC, and (v) PubCo obtained ownership of 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination, the Acquisition Closing Equity Value would be $238,343,880.
Each unvested option to purchase shares of SuperBac under the SuperBac ESOPs (as defined in this proxy statement/prospectus) will automatically be vested and, together with each outstanding vested option to purchase shares of SuperBac under the SuperBac ESOPs, all such vested options will be “net exercised” in full and the resultant number of shares of SuperBac will be converted into a number of Class A ordinary shares of PubCo (“PubCo Class A Ordinary Shares”) determined in accordance with the quotient obtained by dividing the Per Option Conversion Value (as defined in the Business Combination Agreement) by $10.00.
As a result of the Business Combination, Newco will become a wholly owned direct subsidiary of PubCo (meaning that SuperBac will thereby become an indirect subsidiary of PubCo, in which PubCo will indirectly own at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis)). Upon consummation of the Business Combination, the name of PubCo is expected to be changed to SuperBac Corp.
Upon the Acquisition Effective Time, SuperBac shall be required to pay to the holders of SuperBac Class D Preferred Shares the SuperBac Reorganization Payments (as defined in this proxy statement/

prospectus) in an aggregate amount of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021). For more information, see “The Business Combination Agreement — The SuperBac Reorganization.”
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent (as defined in this proxy statement/prospectus) entered into in relation to the Modal PIPE Financing (as defined in this proxy statement/prospectus), no party to the Business Combination Agreement has entered into any PIPE transaction (which, in the context of the Business Combination, means a private investment in PubCo Class A Ordinary Shares) or other equity-related financing arrangement with any investor. See “Certain Agreements Related to the Business — Modal PIPE Financing” for more information about the Modal Letter of Intent and the related Modal PIPE Financing. The Business Combination Agreement includes a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition, as more fully described in “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements and Additional Permitted Financings” in this proxy statement/prospectus. The Business Combination Agreement provides that, following its execution, but prior to the Initial Merger Effective Time, (i) with the prior written consent of SuperBac (which consent may not be unreasonably withheld), one or more investors other than any Excluded Person (as defined in this proxy statement/prospectus) (the “PIPE Investors”) may agree to make one or more private investments to subscribe for and purchase PubCo Class A Ordinary Shares, on the day of the closing of the transactions contemplated by the Business Combination Agreement with respect to the Acquisition Merger (the “Acquisition Closing Date”), but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per share equal to $10.00 (the “PIPE Investments”), in each case, pursuant to subscription agreements (with such amendments thereto as may be agreed between XPAC and SuperBac), each which may be entered into if any PIPE Investments are obtained between the relevant PIPE Investor, PubCo and XPAC at any time prior to the Initial Merger Effective Time (the “PIPE Subscription Agreements”), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain other private investments (including, but not limited to, the Modal PIPE Financing) may be entered into in accordance with the Business Combination Agreement, in each case in an effort to satisfy the Minimum Cash Condition (as defined in this proxy statement/prospectus) (the “Additional Permitted Financings”).
Any XPAC Class A Ordinary Shares or other securities to be issued pursuant to any PIPE Investment or Additional Permitted Financing, including the Modal Warrants, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or another available exemption from registration under, or transaction not subject to, the Securities Act. PubCo intends to grant to Banco Modal S.A. (“Modal”) customary registration rights in connection with the resale of the PubCo Class A Ordinary Shares issuable upon the exercise of the Modal Warrants (as defined in this proxy statement/prospectus), and PubCo would likely agree to grant to any PIPE Investors and investors in any Additional Permitted Financings certain customary registration rights in connection with any such investments. Any PIPE Investment or Additional Permitted Financing would, including in the case of the Modal PIPE Financing, be conditional upon consummation of the Business Combination and any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any such PIPE Investment or Additional Permitted Financing would, including in the case of the Modal Warrants, be issued on the day of the Acquisition Closing but immediately prior to the Acquisition Closing. There can be no assurance that any PIPE Investments or any Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) will be entered into in connection with the Business Combination and there can be no assurance that the Minimum Cash Condition will be satisfied. If any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe the material terms of any such transactions.
In connection with the Business Combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than the SuperBac Founder will receive PubCo Class A Ordinary Shares, which will be entitled to one vote per share, and the SuperBac Founder will receive PubCo Class B Ordinary Shares, which will be entitled to ten votes per share on all matters submitted to them for a vote of all PubCo Ordinary Shares voting together as a single class (which is the case for most matters).

It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario” which assumes that none of XPAC’s existing shareholders exercise their redemption rights, assumes that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants): (i) SuperBac’s existing shareholders, XPAC’s public shareholders, and XPAC Sponsor LLC (the “Sponsor”) (which is wholly owned by XP Inc.) together with the current independent directors of XPAC, will own approximately 46.6%, 42.7%, and 10.7%, respectively, of the issued and outstanding share capital of PubCo, and 78.2%, 17.4%, and 4.4%, respectively, of PubCo’s voting rights; and (ii) the SuperBac Founder will own 100% of the PubCo Class B Ordinary Shares, 16.1% of the issued and outstanding share capital of PubCo and 65.7% of PubCo’s voting rights. For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.”
In addition, it is anticipated that, upon consummation of the Business Combination, in the “Full Redemption Scenario,” which assumes that (i)  the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement, and subject to the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants): (a) SuperBac’s existing shareholders and the Sponsor (which is wholly owned by XP Inc.) together with the current independent directors of XPAC, will own approximately 95.8% and 4.2%, respectively, of the issued and outstanding share capital of PubCo, and 98.9% and 1.1%, respectively, of PubCo’s voting rights (with XPAC’s public shareholders not holding any PubCo Ordinary Shares); and (b) the SuperBac Founder will own 100% of the PubCo Class B Ordinary Shares, 33.0% of the issued and outstanding share capital of PubCo and 83.1% of PubCo’s voting rights. For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.”
The percentages referred to above do not include any other transactions that may be entered into after the date of this proxy statement/prospectus or any exercise or conversion of the PubCo Warrants. If any equity or debt financings (including any PIPE Investment or Additional Permitted Financing) in addition to the Modal PIPE Financing are entered in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
As a foreign private issuer whose shares will be listed on Nasdaq, PubCo will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq stock exchange requirements. We intend to take advantage of the exemptions available to us as a foreign private issuer so long as we continue to qualify as a foreign private issuer. See “Risk Factors — Risks Related to PubCo — As a foreign private issuer and “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of PubCo Class A Ordinary Shares” and “Description of PubCo Share Capital.”
A “controlled company” under Nasdaq rules is a company of which more than 50% of the voting power is held by an individual, group or another company. It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, the SuperBac Founder will own 65.7% and 83.1%, respectively, of PubCo’s voting rights. Therefore, following the consummation of the Business Combination, the SuperBac Founder is expected to control a majority of the voting power of PubCo’s outstanding shares, PubCo will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq listing rules. As a “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to rely on exemptions from certain corporate governance standards. As of the date of this proxy statement/prospectus, we do not intend to take advantage of the exemptions from the Nasdaq corporate governance standards available to a “controlled company.” See “Risk Factors — Risks Related to PubCo — As a foreign private issuer and “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of PubCo Class A Ordinary Shares” and “Description of PubCo Share Capital.”
In connection with the Business Combination, PubCo will adopt a dual-class share structure pursuant to which the newly issued PubCo Class B Ordinary Shares will have the same economic terms as the newly issued PubCo Class A Ordinary Shares but differ with respect to voting, conversion and director appointment and removal rights. All shareholders of PubCo other than the SuperBac Founder, will receive PubCo Class A Ordinary Shares, which will be entitled to one vote per share, and the SuperBac Founder will receive PubCo Class B Ordinary Shares, which will be entitled to ten votes per share on all matters submitted to them for a vote of all PubCo Ordinary Shares voting together as a single class (which is the case for most matters). In addition, for so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate, appoint and remove a majority of the designees to the board of directors, as set forth in the Proposed Governing Documents (as defined below) (such directors, “Founder Directors”). By virtue of the SuperBac Founder’s expected ownership of approximately 65.7% of the total voting power of all issued and outstanding PubCo Ordinary Shares immediately following the consummation of the Business Combination (under the assumptions laid out in “Presentation of Certain Assumptions Relating to the Business Combination”), the SuperBac Founder will have the ability to (i) effectively control matters requiring the affirmative vote of the holders of at least the majority of the issued and outstanding PubCo Ordinary Shares voted at a meeting of shareholders and (ii) effectively control matters requiring a special resolution of the shareholders (which under the laws of the Cayman Islands requires the affirmative vote of at least two-thirds of the issued and outstanding PubCo Ordinary Shares voted at a meeting), including the amendment of PubCo’s organizational documents (in each case, other than amendments that would have a material adverse effect on the rights attached of PubCo Class A Ordinary Shares, which would require the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or the approval of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class), separate from the SuperBac Founder’s right to nominate, appoint and remove all of the Founder Directors pursuant to the Proposed Governing Documents (as defined below). For further information, see “Description of PubCo Share Capital — Directors.”
In addition to the Business Combination Proposal, you will also be asked to consider and vote upon: (a) a proposal to approve, by special resolution, the plan of initial merger, which copy is attached to this proxy statement/prospectus as Annex B (the “Merger Proposal”); (b) on a non-binding advisory basis, four separate proposals (collectively, the “Advisory Governing Documents Proposals”) to approve, by special resolution, certain material differences between the amended and restated memorandum and articles of association of PubCo to be in effect following the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex D (together, the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of XPAC (together, the “Existing Governing Documents”); and (c) a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, for one or more of the Adjournment Purposes (as defined below), which is referred to herein as the “Adjournment Proposal.” Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to XPAC shareholders, (ii) if necessary, to permit further solicitation of additional proxies from XPAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if XPAC shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that on the Acquisition Closing Date, the Post-Redemption Trust Account Balance (as defined in this proxy statement/prospectus) plus the gross proceeds (prior to the payment of any commissions, fees or expenses in respect thereof) from any PIPE Investments and any Additional Permitted Financings (minus any Excess of XPAC Transaction Expenses (as defined in this proxy statement/prospectus) that has not been reimbursed by an XPAC Expenses Excess Reimbursement (as defined in the Business Combination Agreement)), in each case, to be made available to PubCo on the Acquisition Closing Date, shall be at least $150.0 million (the “Minimum Cash Condition”) would not be satisfied (clause (i), (ii), and (iii), collectively the “Adjournment Purposes”). In no event, however, will we redeem XPAC Class A Ordinary Shares in an amount that would cause our net tangible assets to be less than $5,000,001.
In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Voting and Support Agreement, the Lock-up Agreement (including the Lock-up Joinder Agreement), any PIPE Subscription Agreements (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), the Sponsor Support Agreement, the Investment Agreement (including the Investment Agreement Joinder), the A&R Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Newco Joinder Agreement (each as defined in this proxy statement/prospectus), and any definitive agreements in connection with Additional Permitted Financings (which may be entered into if any Additional Permitted Financings are obtained, as permitted by the Business Combination Agreement). See “Business Combination Proposal — Certain Agreements Related to the Business Combination” in this proxy statement/prospectus for more information.
Under the Business Combination Agreement, the closing of the Business Combination is subject to a number of customary closing conditions, including (i) on the Acquisition Closing Date, XPAC having at least $5,000,001 of net tangible assets after giving effect to the XPAC Share Redemptions, (ii) the absence of any material adverse effect with respect to XPAC, (iii) XPAC shareholders having approved the Business Combination Proposal and each of the other proposals presented to XPAC shareholders in this proxy statement/prospectus that are required to be approved by in order for the Business Combination to be consummated and (vi) the satisfaction of the Minimum Cash Condition. If any of the conditions to SuperBac’s obligation to consummate the Business Combination are not satisfied or waived in writing by SuperBac, then SuperBac will not be required to consummate the Business Combination.
The XPAC Class A Ordinary Shares and XPAC’s warrants and units are currently listed on Nasdaq under the symbols “XPAX,” “XPAXW” and “XPAXU,” respectively. PubCo has applied to list its PubCo Class A Ordinary Shares and warrants on Nasdaq under the symbols “SUPB” and “SUPBW,” respectively, to be effective upon the consummation of the Business Combination. We cannot assure you that the PubCo Class A Ordinary Shares or the PubCo Warrants will be approved for listing on Nasdaq. Each of XPAC and SuperBac is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and PubCo is and, following the Business Combination, will be, an “emerging growth company.” As such, PubCo is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and certain reduced, or exempted, disclosure obligations. See “Risk Factors — Risks Related to PubCo — PubCo is an “emerging growth company” (as defined in the JOBS Act), and the reduced disclosure requirements applicable to emerging growth companies may make PubCo’s Class A Ordinary Shares less attractive to investors than those of U.S. domestic registrants and non-emerging growth companies.”
Pursuant to the Existing Governing Documents, an XPAC shareholder may request that XPAC redeem all or a portion of such public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (“Continental”), XPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. XPAC shareholders may elect to redeem their public shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if an XPAC shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms to Continental, XPAC will redeem such public shares (or portion thereof, as applicable) for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the IPO, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of November 30, 2022, based on funds contained in the Trust Account of $222,021,060, this would have amounted to approximately $10.11 per issued and outstanding public share. If an XPAC shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash. Notwithstanding the foregoing, an XPAC shareholder, together with any affiliate of such public shareholder or any other person with whom such XPAC shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if an XPAC shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.
Following to the execution of the Business Combination Agreement, on May 12, 2022, SuperBac held an extraordinary general meeting, in which SuperBac’s shareholders voted on the following proposals, each of which was unanimously approved: (i) the adoption of the Business Combination Agreement and of other Transaction Documents (as defined in this proxy statement/prospectus) to which SuperBac is a party, (ii) the consummation of the Transactions contemplated by the Business Combination Agreement, and (iii) the execution, by SuperBac, of amendments to certain stock option agreements previously approved by the SuperBac Board on August 25, 2021.
In addition, on April 25, 2022, the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into that certain Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to, among other things (a) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including any amendments to the Existing Governing Documents and other proposals), (b) not redeem any XPAC Securities (as defined in this proxy statement/prospectus) held by it, (c) lock-up of its PubCo Ordinary Shares (as defined in this proxy statement/prospectus) and PubCo Warrants, during the periods of one year and 30 days, respectively, commencing as of the Acquisition Closing, subject to certain exceptions, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (d) waive and not exercise, assert or perfect any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the Existing Governing Documents). As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Class A Ordinary Shares or XPAC Class B Ordinary Shares. See “Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Support Agreement” in this proxy statement/prospectus for more information related to the Sponsor Support Agreement.
In addition, on April 25, 2022, PubCo, XPAC, SuperBac and certain SuperBac shareholders (limited to certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of SuperBac) holding an aggregate of at least 95.0% but potentially less than 100% of the voting share capital of SuperBac entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, such SuperBac shareholders have agreed (a) to vote in favor of the transactions contemplated by the Business Combination Agreement to which SuperBac or Newco will be a party, and (b) not to transfer any SuperBac Shares or Newco shares held directly or indirectly by such SuperBac shareholders or their respective Shareholder Entities (as applicable) on or prior to the consummation of the Business Combination (subject to the exceptions set forth therein). See “Business Combination Proposal — Certain Agreements Related to the Business Combination — Voting and Support Agreement” in this proxy statement/prospectus for more information related to the Voting and Support Agreement.

Furthermore, on April 25, 2022, certain SuperBac shareholders entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which, following the Acquisition Closing: (i) the SuperBac Founder has agreed to a two-year lock-up of his PubCo Ordinary Shares (other than the sale of up to R$70.0 million of PubCo Class A Ordinary Shares), and (ii) substantially all such other SuperBac shareholders have agreed a six-month lock-up period of his PubCo Ordinary Shares. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options. Moreover, on May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Lock-up Joinder Agreement”) with XPAC, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and subject itself to a lock-up period of six months from the Acquisition Closing Date.
On April 26, 2022, SuperBac and certain SuperBac shareholders entered into an Investment Agreement (the “Investment Agreement”), pursuant to which, among other things, (i) all shareholders of SuperBac other than the SuperBac Founder agreed to, directly or indirectly, contribute their SuperBac shares into Newco in exchange for newly issued Newco Class A Shares, and (ii) the SuperBac Founder agreed, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued NewCo Class B Shares, in each case, as and to the extent contemplated by the Investment Agreement. On May 26, 2022, one additional SuperBac shareholder entered into a joinder agreement (the “Investment Agreement Joinder”) with SuperBac, and XPAC, by which such SuperBac shareholder agreed to become a party, to be bound by, and to comply with the Investment Agreement in the same manner as if he was an original signatory to the Investment Agreement. As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding shares of SuperBac are parties to the Investment Agreement. See “Business Combination Proposal — Certain Agreements Related to the Business Combination — Investment Agreement and Investment Agreement Joinder” in this proxy statement/prospectus for more information related to the Voting and Support Agreement.
In addition, immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder will enter into an assignment assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, XPAC will assign to PubCo all of its rights, interests, and obligations in and under the Warrant Agreement (as defined in this proxy statement/prospectus) upon the Initial Closing, and PubCo will assume the warrants provided for under the Warrant Agreement. See “Business Combination Proposal — Certain Agreements Related to the Business Combination — Assignment, Assumption and Amendment Agreement” in this proxy statement/prospectus for more information related to the Assignment, Assumption and Amendment Agreement.
Moreover, concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain other shareholders of SuperBac will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), which will amend and restate XPAC’s existing Registration Rights Agreement, dated as of July 29, 2021, by and among XPAC, the Sponsor certain other parties, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, within 30 days after the Acquisition Closing, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities (as defined below), subject to certain limitations, so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing. See “Business Combination Proposal — Certain Agreements Related to the Business Combination — A&R Registration Rights Agreement” in this proxy statement/prospectus for more information related to the A&R Registration Rights Agreement.

On August 22, 2022, SuperBac and XPAC entered into the Modal Letter of Intent with Modal. The Modal Letter of Intent contains a summary of the preliminary terms and conditions of a potential Additional Permitted Financing, with discussions and negotiations on the definitive terms and conditions of the Modal PIPE Financing to be conducted among the parties. The Modal Letter of Intent is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding). The Modal Letter of Intent provides that the Modal PIPE Financing is subject to the negotiation and execution of definitive agreements, the entry into of which is subject to prevailing market conditions and the satisfaction of certain customary conditions precedent (including, without limitation, all required approvals being obtained, including internal approvals of Modal, SuperBac and Superbac Indústria e Comércio de Fertilizantes S.A (“SuperBac Fertilizantes”)). As of the date of this proxy statement/prospectus, no definitive agreements, including no agreements related to the applicable collateral, have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties.
Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise (a) senior secured debt financing to be provided to SuperBac Fertilizantes in the principal amount of the Brazilian reais equivalent of $50.0 million, and (b) the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the Business Combination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. The Modal PIPE Financing is expected to generate aggregate gross proceeds payable to SuperBac Fertilizantes in Brazilian reais equivalent to $50.0 million.
Under the proposed terms as currently contemplated on the date of this proxy statement/prospectus, the Modal PIPE Financing will be contingent upon the consummation of the Business Combination, PIPE Investments of at least $100 million, and the satisfaction of certain other conditions precedent, and will be subject to termination in certain circumstances. Additionally, as currently contemplated on the date of this proxy statement/prospectus, the obligation of Modal to provide the Modal PIPE Financing could be terminated in certain circumstances, including political, financial, economic crises or changes in the capital markets, certain adverse changes in legislation, certain adverse changes in economic, financial, reputational, or operational conditions, certain substantial changes in the monetary policy of the Brazilian federal government, or certain extraordinary events of political, economic or financial nature, at Modal’s discretion. If the Modal PIPE Financing is not consummated, unless SuperBac elected to waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, or unless additional PIPE Investments and/or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
When the definitive documentation for the Modal PIPE Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal PIPE Financing. For further information on the Modal PIPE Financing, see “Certain Agreements Related to the Business Combination — Modal PIPE Financing.”
As disclosed elsewhere in this proxy statement/prospectus, on January 6, 2022, certain entities within the XP group (as defined in this proxy statement/prospectus) entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a company incorporated in Brazil that is an indirect wholly owned subsidiary of XP Inc. and an affiliate of the Sponsor and XPAC), and if the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. and an affiliate of the Sponsor and, if the merger is completed before consummation of the

Business Combination, XPAC. If the merger is not completed, then transaction documents contemplate that the XP group and Modal would implement an alternative structure whereby the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC. This could give rise to conflicts of interest as described elsewhere in this proxy statement/prospectus. For further information, see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing — Memorandum of Understanding to Merge Modal with Banco XP S.A.” and “Risk Factors — Risks Related to PubCo — Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”
The XPAC Board (as defined in this proxy statement/prospectus) did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The XPAC Board has substantial experience in evaluating the operating and financial merits of companies similar to SuperBac and believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The XPAC Board also determined, without seeking a valuation from a financial adviser, that SuperBac’s fair market value was at least 80% of the value of the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of execution of the Business Combination Agreement, based on SuperBac’s existing shareholders receiving PubCo Ordinary Shares at $10.00 per share. Accordingly, investors will be relying on the judgment of the XPAC Board as described above in valuing the SuperBac business and assuming the risk that the board of directors of XPAC may not have properly valued such business. See the section entitled “The Business Combination Proposal — The XPAC Board’s Reasons for Approval of the Business Combination.”
We are providing this proxy statement/prospectus and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments or postponements of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination, and other related business to be considered by XPAC shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all XPAC shareholders are urged to read this proxy statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 106 of this proxy statement/prospectus.
After careful consideration, the board of directors of XPAC has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, the Merger Proposal, the Advisory Governing Documents Proposals and the Adjournment Proposal. When you consider the recommendation of these proposals by the board of directors of XPAC, you should keep in mind that XPAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Relating to Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” in this proxy statement/prospectus for a further discussion of these considerations.
The approval of each of the Merger Proposal and the Advisory Governing Documents Proposals require a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Transaction Proposals are approved at the extraordinary general meeting.
If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. Accordingly, your failure to vote by proxy or to vote in person at the extraordinary general meeting, an abstention from voting or a broker non-vote will no effect on the Business Combination Proposal, the Merger Proposal and the Advisory Governing Documents Proposals. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES (OR A SPECIFIED PORTION OF THEM) ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL, XPAC’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CONTINENTAL OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of XPAC’s board of directors, I would like to thank you for your support and look forward to the successful consummation of the Business Combination.
[•], 2023
Sincerely,
Chu Chiu Kong
Chairman and Chief Executive Officer
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated [•], 2023, and is first being mailed to shareholders on or about that date.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission by PubCo (File No. 333-266094), constitutes a prospectus of PubCo under Section 5 of the Securities Act of 1933, as amended, with respect to the PubCo Class A Ordinary Shares to be issued to XPAC shareholders and the Newco shareholders, as well as the warrants to acquire PubCo Class A Ordinary Shares to be issued to XPAC warrantholders if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of XPAC shareholders at which XPAC shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, among other matters.

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, the term “SuperBac” refers to SuperBac Biotechnology Solutions S.A., a sociedade anônima organized under the laws of Brazil, the term “XPAC” refers to XPAC Acquisition Corp., a Cayman Islands exempted company, and the term “PubCo” refers to SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company. Upon the Acquisition Closing Date, the name of PubCo is expected to change its name to SuperBac Corp.
All references to “we,” “us” or “our” refer to XPAC, unless the context otherwise requires or as specified in certain sections or subsections of this proxy statement/prospectus, including, “Summary of the Proxy statement/prospectus — SuperBac Overview,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac,” as indicated therein, in which case, “we,” “us,” or “our” refer to SuperBac, and its subsidiaries prior to the consummation of the Business Combination, which will be the business of PubCo and its subsidiaries following the consummation of the Business Combination.
In this proxy statement/prospectus:
“Acquisition Effective Time” means the time at which the Acquisition Merger becomes effective.
“Acquisition Closing” means the closing of the transactions contemplated by the Business Combination Agreement with respect to the Acquisition Merger.
“Acquisition Closing Equity Value” means $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), minus (a) the SuperBac Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), minus (b) the Sponsor Final Promote Amount (as defined in the Business Combination Agreement), minus (c) any Excess of Company Transaction Expenses (as defined in the Business Combination Agreement), and minus (d) any Excess of Permitted Indebtedness, provided that such resulting dollar amount shall be as adjusted downwards by a factor equal to the proportion of (a) the number of Remaining Minority Company Shares (as defined in the Business Combination Agreement) outstanding (on a fully-diluted basis) as of the Acquisition Effective Time to (b) the number of SuperBac Shares outstanding (on a fully-diluted basis) as of the Acquisition Effective Time.
“Acquisition Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by SuperBac shareholders pursuant the Business Combination Agreement.
“Acquisition Closing Date” means the date and time at which the Acquisition Closing occurs.
“Acquisition Merger” means the merger of Merger Sub 2 with and into Newco pursuant to the Business Combination Agreement, with Newco surviving as a direct wholly owned subsidiary of PubCo.
“Additional Permitted Financings” means any private placement financing transactions (other than PIPE Investments) entered into in an effort to satisfy the Minimum Cash Condition, which transactions may be entered into at the request of XPAC and with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion).
“Adjournment Proposal” means a proposal to XPAC shareholders to adjourn the extraordinary general meeting of the shareholders of XPAC to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote at such extraordinary general meeting or public shareholders have elected to redeem an amount of public shares such that the Minimum Cash Condition on the Acquisition Closing Date would not be satisfied.
“Advisory Governing Documents Proposals” means the four separate non-binding advisory proposals for XPAC shareholders to approve, by special resolution, certain material differences between the Proposed Governing Documents and the Existing Governing Documents.

“Affected Financial Statements” means XPAC’s previously issued (i) audited financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, as filed with the SEC on March 30, 2022, and (ii) unaudited condensed financial statements as of and for the three months ended March 31, 2022, as filed with the SEC on May 13, 2022.
“Amendment Agreement to the Business Combination Agreement” means the First Amendment Agreement to the Business Combination Agreement dated as of December 2, 2022, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac.
“April 2021 SuperBac ESOP” means SuperBac’s Equity Incentive Plan (Plano de Opção de Compra de Ações da SuperBac) adopted on April 15, 2021, amended on September 13, 2021, approved by the SuperBac Board on August 25, 2021 and amended and approved by SuperBac shareholders on September 13, 2021.
“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, to be entered into by PubCo, the Sponsor, XPAC and certain SuperBac shareholders concurrently with the Acquisition Closing, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing, pursuant to which, among other things, PubCo will commit to use its commercially reasonable efforts to submit to, or file with the SEC, within 30 days after the Acquisition Closing, a resale shelf registration statement on Form F-1 that includes, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement.
“B3” means B3 S.A. — Brasil, Bolsa, Balcão.
“Biovalle” means Biovalle Tecnologias Ambientais EIRELI.
“Bio-Gênesis” means Bio-Gênesis Participações S.A., a vehicle controlled by Luiz Augusto Chacon de Freitas Filho and SuperBac’s most significant direct shareholder as of the date of this proxy statement/prospectus.
“Brazil” means the Federative Republic of Brazil.
“broker non-vote” means the failure of an XPAC shareholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.
“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement, collectively.
“Business Combination Agreement” means the Business Combination Agreement, dated as of April 25, 2022, as amended by the Amendment Agreement to the Business Combination Agreement, and as it may be further amended, supplemented, or otherwise modified from time to time, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac.
“Business Combination Proposal” means the proposal to XPAC shareholders to approve, by ordinary resolution, the adoption of the Business Combination Agreement, which proposal includes the approval of the Acquisition Merger, pursuant to the Plan of Acquisition Merger, the other transactions contemplated by the Business Combination Agreement, and the other agreements entered into or to be entered into by XPAC in connection with the Business Combination, including those of which copies are attached to this proxy statement/prospectus as Annex E to Annex N.
“CAGR” means compound annual growth rate over a given period.
“CDI Rate” means the daily average rate (calculated based on a year of 252 business days) of inter-banking deposits, “over extra group,” expressed in annual percentage, calculated and published daily by the B3 , and, in its absence, another official index that replaces it. Based on data published by the B3, for the years ended December 31, 2020 and 2021, the average CDI Rate was 2.77% and 4.46%, respectively, and for the six months ended June 30, 2021 and 2022, the average CDI Rate was 2.64% and 11.32%, respectively.
“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Citi” means Citigroup Global Markets Inc.
“Closing” means the consummation of the Business Combination.
“Closing Date” means each of the Initial Closing Date and the Acquisition Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Continental” refers to Continental Stock Transfer & Trust Company.
“Co-Placement Agents” means Citi and XP Investments US engaged as exclusive co-placement agents in connection with seeking future PIPE Investments.
“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any other related or associated public health condition, emergency, epidemics, pandemics, or disease outbreaks.
“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).
“DTC” means The Depository Trust Company.
“ESG” means environmental, social and governance practices.
“Excess of Permitted Indebtedness” means the U.S. dollar amount (if any) by which SuperBac’s consolidated net indebtedness as of the consummation of the Business Combination has increased by more than R$200,000,000 as compared to SuperBac’s consolidated net indebtedness on the date of the Business Combination Agreement, as provided in the Business Combination Agreement.
“Excess of XPAC Transaction Expenses” means the U.S. dollar amount by which, as of immediately prior to the Acquisition Closing, XPAC Transaction Expenses exceed the expenses cap of $15.0 million.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Appointee” means a person that is a director, officer, employee, greater than 10% shareholder or greater than 10% partner, of a person that is either (a) a Prohibited Person, or (b) a person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its affiliates, holds less than 20% of the equity of any person referred to in this paragraph (b).
“Excluded Person” means a person that is either (a) a Prohibited Person, or (b) a person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its affiliates, holds less than 20% of the equity of any person referred to in this paragraph (b).
“Existing Governing Documents” means the existing amended and restated memorandum and articles of association of XPAC.
“extraordinary general meeting” means the extraordinary general meeting of XPAC to be held at the office of XPAC located at 55 West 46th Street, 30th Floor, New York, NY 10036, United States, and online via live webcast which is accessible through the following link: [•], at [•], Eastern Time, on [•], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
“Founder Director” means a designee to the PubCo board of directors, appointed by the SuperBac Founder as set forth in the Proposed Governing Documents.

“IASB” means International Accounting Standards Board.
“IFRS” means International Financial Reporting Standards, as issued by the IASB.
“Independent Director” means a director who is an independent director as defined in the relevant rules of Nasdaq or in Rule 10A-3 under the Exchange Act.
“Initial Closing Date” means the date and time at which the Initial Closing occurs.
“Initial Merger” means the merger of XPAC with and into Merger Sub 1 pursuant to the Business Combination Agreement, with Merger Sub 1 being the surviving entity.
“Initial Merger Effective Time” means the time at which the Initial Merger becomes effective.
“initial shareholders” means the holders of XPAC Class B Ordinary Shares.
“INPI” means Instituto Nacional da Propriedade Industrial, or the National Institute of Industrial Property.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means XPAC’s initial public offering of units, which was consummated on August 3, 2021.
“JOBS Act” means Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.
“McKinsey” means McKinsey & Company, Inc. do Brasil Consultoria Ltda.
“Merger Proposal” means a proposal for XPAC shareholders by special resolution to approve the Plan of Initial Merger.
“Mergers” means the Initial Merger and the Acquisition Merger.
“Merger Sub 1” means BAC1 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of PubCo prior to the consummation of the Business Combination.
“Merger Sub 2” means BAC2 Holdings Inc., a Cayman Islands exempted company and a direct, wholly owned subsidiary of PubCo prior to the consummation of the Business Combination.
“Merger Subs” means, collectively, Merger Sub 1 and Merger Sub 2.
“Modal” means Banco Modal S.A.
“Modal Letter of Intent” means the letter of intent entered on August 22, 2022, by SuperBac, XPAC and Modal, in connection with the Modal PIPE Financing, which is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding).
“Modal PIPE Financing” means the financing expected to be provided to SuperBac Fertilizantes, comprising (a) senior secured debt financing, and (b) the issuance of the Modal Warrants to generate an aggregate amount of $50.0 million in gross proceeds (or the equivalent in Brazilian reais).
“Modal Warrants” means warrants to purchase an aggregate of up to 4,347,826 PubCo Class A Ordinary Shares (subject to customary adjustments) to be issued by PubCo to Modal.
“Minimum Cash Condition” means the condition that, on the Acquisition Closing Date, the sum of (i) Post-Redemption Trust Account Balance, plus (ii) the gross proceeds (prior to the payment of any commissions, fees or expenses in respect thereof) from any PIPE Investments and any Additional Permitted Financings (minus any Excess of XPAC Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement (as defined in the Business Combination Agreement)), in each case, to be made available to PubCo on the Acquisition Closing Date, shall be at least $150.0 million.
“Nasdaq” means the Nasdaq Capital Market.

“NDA” means the Non-Disclosure Agreement, dated as of August 6, 2021, entered into between XPAC and SuperBac.
“Newco” means Newco BAC Holdings, Inc., a Cayman Islands exempted company.
“Newco Class A Shares” means Class A ordinary shares of Newco.
“Newco Class B Shares” means Class B ordinary shares of Newco.
“Newco Joinder Agreement” means the joinder to the Business Combination Agreement executed by Newco on November 7, 2022, pursuant to which Newco (i) became a party to the Business Combination Agreement for all purposes and subject to the terms and conditions thereunder, and (ii) made certain representations and warranties and agreed to be bound by the provisions of the Business Combination Agreement applicable to Newco.
“Newco Shares” means, collectively, the Newco Class A Shares and Newco Class B Shares.
“Newco Surviving Entity” means Newco for the periods from and after the Acquisition Effective Time.
“Option Exchange Ratio” means the quotient obtained by dividing (a) the Per Option Conversion Value (as defined in the Business Combination Agreement) by (b) $10.00.
“PCAOB” means the Public Company Accounting Oversight Board.
“Per Share Merger Equity Consideration Value” means an amount in dollars equal to (a) the Acquisition Closing Equity Value divided by (b) the number of outstanding Newco Shares (as defined in the Business Combination Agreement); provided, however, that, solely for purposes of calculating the Per Share Equity Merger Consideration Value, the number of outstanding Newco Shares shall be determined as of immediately prior to the Acquisition Closing Date (but in all events, after giving effect to the net exercise of Vested SuperBac Options contemplated by the Business Combination Agreement).
“Permitted Entities” means, with respect to the SuperBac Founder, (a) any person in respect of which the SuperBac Founder has, directly or indirectly: (i) control with respect to the voting of all the PubCo Class B Ordinary Shares held by or to be transferred to such person, (ii) the ability to direct or cause the direction of the management and policies of such person or any other person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise), or (iii) the operational or practical control of such person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the preceding clauses (a)(i) or (ii); (b) any trust the beneficiaries of which consist primarily of the SuperBac Founder, family members and/or any persons controlled directly or indirectly controlled by the SuperBac Founder; or (c) any person controlled by a trust described in the immediately preceding clause (b).
“Permitted Transferees” means with respect to the holder of a PubCo Class B Ordinary Share, any or all of the following: (a) the SuperBac Founder; (b) any of the SuperBac Founder’s Permitted Entities; (c) the transferee or other recipient in any transfer of any PubCo Class B Ordinary Shares by the SuperBac Founder (i) to (1) the SuperBac Founder’s family members; or (2) any trust or estate planning entity (including partnerships, limited companies and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are controlled by, the SuperBac Founder, his family members and/or other trusts or estate planning entities described in this paragraph (c) or any entity controlled by such a trust or estate planning entity; or (ii) occurring by operation of law, including in connection with divorce proceedings; and (d) any charitable organization, foundation or similar entity; provided that in the case of any transfer of PubCo Class B Ordinary Shares pursuant to items (b) through (d) above to a person who at any later time ceases to be a Permitted Transferee under the relevant item, PubCo shall be entitled to refuse registration of any subsequent transfer of such PubCo Class B Ordinary Shares except back to the transferor of such PubCo Class B Ordinary Shares pursuant to items (b) through (d) and in the absence of such transfer back to the transferor, the applicable PubCo Class B Ordinary Shares shall convert in accordance with the Proposed Governing Documents applied mutatis mutandis.
“PIPE” means private investment in public equity which, in the context of the Business Combination, means a private investment in PubCo Class A Ordinary Shares.

“PIPE Investments” means the transactions pursuant to which any PIPE Investors may agree, including pursuant to any PIPE Subscription Agreements to the extent entered into, to make one or more private investments to subscribe for and purchase PubCo Class A Ordinary Shares, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per share equal to $10.00, in an effort to satisfy the Minimum Cash Condition.
“PIPE Investors” means one or more investors other than any Excluded Person participating in any PIPE Investments, collectively.
“PIPE Subscription Agreements” mean any subscription agreements that may be enter into by XPAC and any PIPE Investors in connection with any PIPE Investments that may be entered into in accordance with the provisions of the Business Combination Agreement.
“Plan of Acquisition Merger” means the plan of merger pursuant to which Merger Sub 2 will be merged with and into Newco, following which the separate corporate existence of Merger Sub 2 shall cease and Newco shall continue as the surviving entity and as a wholly owned subsidiary of PubCo.
“Plan of Initial Merger” means the plan of merger (made in accordance with the provisions of Section 233 of the Companies Act) pursuant to which XPAC will be merged with and into Merger Sub 1, following which the separate corporate existence of XPAC shall cease and Merger Sub 1 shall continue as the surviving entity and as a wholly owned subsidiary of PubCo.
“Post-Redemption Trust Account Balance” means the aggregate amount of cash contained in the Trust Account immediately prior to the Acquisition Closing (including any interest earned on the funds held in the Trust Account, but net of taxes payable thereon) minus all amounts payable to XPAC shareholders pursuant to XPAC Share Redemptions (but, for the avoidance of doubt, prior to the payment of the deferred underwriting commission and the deferred advisory fees for the IPO).
“Pre-Closing Exchange” means the following transactions, collectively: (i) the contribution, at the option of certain SuperBac shareholders, of their SuperBac Exchangeable Securities into one or more Shareholder Entity in exchange for newly issued shares of the Shareholder Entities; and (ii) the contribution or transfer to Newco by SuperBac shareholders collectively representing at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis) immediately prior to the Pre-Closing Exchange, and Shareholder Entities controlled by each of them, if any, of (a) all of the SuperBac Exchangeable Securities held by such SuperBac shareholders and by their respective Shareholder Entities, if any, other than the SuperBac Founder Shares, in exchange for Newco Class A Shares as and to the extent contemplated by the Investment Agreement; and (b) all of the SuperBac Founder Shares held by the SuperBac Founder and its Shareholder Entities, if any, in exchange for Newco Class B Shares as and to the extent contemplated by the Investment Agreement.
“Pre-Transaction Trust Account Balance” means the amount that was on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account, but net of taxes payable thereon and not previously released to XPAC to pay its taxes, (calculated as of two business days prior to the Acquisition Closing, for the avoidance of doubt, prior to giving effect to any payments pursuant to the XPAC Share Redemptions).
“private placement warrants” means the warrants to purchase XPAC Class A Ordinary Shares purchased in a private placement in connection with the IPO.
“Prohibited Person” means any person that is (a) organized under the laws of, or ordinarily resident or located in, any U.S. embargoed or restricted country, (b) included on any sanctions-related list of blocked or designated parties (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of blocked persons subject to sanctions issued by the United Nations Security Council, Office of Financial Sanctions Implementation or HM Treasury of the United Kingdom, the European Commission, the European Union and/or any member state of the European Union), (c) owned 50% or more, directly or indirectly, or controlled by a person included on any sanctions-related list of blocked or designated parties, as described in subclause (b) above, or (d) is a person acting in his or her official capacity as a director, officer, employee, or agent of a person included on any sanctions-related list of blocked or designated parties, as described in subclause (b) above.
“Promissory Note” means the unsecured promissory note between the Sponsor and XPAC, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note.
“proxy statement/prospectus” means the combined proxy statement and prospectus included in the Registration Statement on Form F-4 (Registration No. 333-266094), as amended, filed with the SEC.
“Proposed Governing Documents” means the proposed amended and restated memorandum and articles of association of PubCo to be in effect following the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex D.
“PubCo Class A Ordinary Shares” means Class A ordinary shares of PubCo, par value $0.000001 per share, as defined in the Proposed Governing Documents.
“PubCo Class B Ordinary Shares” means Class B ordinary shares of PubCo, par value $0.000001 per share, as defined in the Proposed Governing Documents.
“PubCo Equity Plan” means the SuperBac Corp. 2022 Equity Incentive Plan.
“PubCo Ordinary Shares” means collectively, PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares.
“PubCo Securities” means collectively PubCo Ordinary Shares and PubCo Warrants.
“PubCo Warrant” means a warrant to purchase one PubCo Class A Ordinary Share, which is issued pursuant to the Warrant Agreement, as will be amended by the Assignment, Assumption and Amendment Agreement (which, for the avoidance of doubt, does not include the Modal Warrants).
“public shares” means XPAC Class A Ordinary Shares issued as part of the units sold in the IPO.
“public shareholders” means the holders of XPAC Class A Ordinary Shares.
“public warrants” means the warrants included in the units sold in the IPO, each of which is exercisable for one XPAC Class A Ordinary Share, in accordance with its terms.
“redemption” means the redemption of public shares for cash pursuant to the Existing Governing Documents.
“registrable securities” means collectively any (a) PubCo Class A Ordinary Shares issued or issuable (including the private placement warrants) held by a party to the A&R Registration Rights Agreement as of immediately following the Acquisition Closing, (b) any other equity security of PubCo acquired by a party to the A&R Registration Rights Agreement following the Acquisition Closing to the extent such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) PubCo Class A Ordinary Shares issued or issuable (including the private placement warrants) held by a permitted transferee under the A&R Registration Rights Agreement who executes a joinder thereto, or (d) any other equity security of PubCo issued or issuable with respect to any such PubCo Class A Ordinary Share referenced in clauses (a), (b) or (c) by way of share capitalization, share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, spin-off, reorganization or similar transaction, subject, in each of the foregoing cases, to certain exceptions provided under the A&R Registration Rights Agreement.
“Relevant Amount” means (a) the Post-Redemption Trust Account Balance, plus (b) the PIPE Gross Proceeds (as defined in the Business Combination Agreement).
“Relevant Business Combination Costs,” in connection with the restatement of XPAC’s previously filed financial statements as described in this proxy statement/prospectus, means certain costs related to the

Business Combination incurred in connection with, and in anticipation of, the execution of the Business Combination Agreement, as well as XPAC’s progression of the Business Combination, paid or payable by XPAC.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Share Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Merger Equity Consideration Value by (b) $10.00.
“Shareholder Entities” means any newly formed exempted companies limited by shares incorporated under the laws of the Cayman Islands or British Virgin Islands, as the case may be, that may be incorporated by any SuperBac shareholders as contemplated by the Business Combination Agreement and the Investment Agreement, in order for such entities to become direct or indirect shareholders of SuperBac prior to the Acquisition Merger.
“Shearman” means Shearman & Sterling LLP.
“Shortfall” means the Pre-Transaction Trust Account Balance minus the Relevant Amount; provided that if the foregoing calculation results in a negative value, then the Shortfall shall be zero.
“September 2021 SuperBac ESOP” means the SuperBac’s equity incentive compensation arrangement adopted on September 13, 2021 as amended on May 12, 2022 with the approval of SuperBac shareholders on May 12, 2022.
“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP.
“Sponsor” means XPAC Sponsor LLC, a Cayman Islands limited liability company.
“Sponsor Director” means a designee to the PubCo board of directors, nominated by the Sponsor.
“Sponsor IPO Letter Agreement” means the letter agreement dated July 29, 2021 entered into between the XPAC, the Sponsor and each of Chu Chiu Kong, Guilherme Teixeira, Fabio Kann, Marcos Peixoto, Ana Cabral-Gardner, Denis Pedreira and Camilo de Oliveira Tedde.
“Sponsor Shortfall Percentage” means the percentage obtained by dividing the Shortfall by the Pre-Transaction Trust Account Balance.
“Sponsor Support Agreement” means the sponsor support agreement, dated as of April 25, 2022, by and among the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo, pursuant to which the Sponsor has agreed to, and to cause any proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to, among other things, vote in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions.
“SuperBac Board” means the SuperBac board of directors.
“SuperBac Class A Preferred Shares” means the Class A preferred shares of SuperBac.
“SuperBac Class B Preferred Shares” means the Class B preferred shares of SuperBac.
“SuperBac Class C Preferred Shares” means the Class C preferred shares of SuperBac.
“SuperBac Class D Preferred Shares” means the Class D preferred shares of SuperBac.
“SuperBac ESOPs” means, collectively, the April 2021 SuperBac ESOP and the September 2021 SuperBac ESOP.
“SuperBac Exchangeable Securities” means, collectively, the SuperBac Ordinary Shares and the SuperBac Class A Preferred Shares, the SuperBac Class B Preferred Shares and the SuperBac Class C Preferred Shares, in each case, after giving effect to the conversion of (i) the SuperBac Warrants into the requisite number of SuperBac Ordinary Shares and SuperBac Class C Preferred Shares and (ii) the SuperBac Class C Preferred Shares into the requisite number of SuperBac Ordinary Shares, in each case, in accordance with the terms of the SuperBac Reorganization (as defined in “The Business Combination Agreement — The SuperBac Reorganization”).
“SuperBac Fertilizantes” means Superbac Indústria e Comércio de Fertilizantes S.A.
“SuperBac Founder” means each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any SuperBac shareholder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities, and (c) any Permitted Transferee.
“SuperBac Founder Shares” means the SuperBac Exchangeable Securities held by the SuperBac Founder immediately prior to the Pre-Closing Exchange, provided, that, to the extent that any SuperBac Exchangeable Securities are held by a SuperBac shareholder that is not directly or indirectly wholly owned by Luiz Augusto Chacon de Freitas Filho, then only a proportional amount of SuperBac Exchangeable Securities held by such SuperBac shareholder corresponding to Luiz Augusto Chacon de Freitas Filho’s direct or indirect beneficial ownership percentage shall be deemed to constitute SuperBac Founder Shares (such proportion of beneficial ownership being set forth in a schedule to the Investment Agreement).
“SuperBac Options” means the outstanding and unexercised options to purchase SuperBac Shares issued pursuant to the SuperBac ESOPs, whether or not then vested or fully exercisable.
“SuperBac optionholder” means a holder of SuperBac Options.
“SuperBac Ordinary Shares” means the common shares of SuperBac.
“SuperBac Preferred Shares” means the (i) SuperBac Class A Preferred Shares, (ii) SuperBac Class B Preferred Shares, (iii) SuperBac Class C Preferred Shares, and (iv) SuperBac Class D Preferred Shares.
“SuperBac Reorganization Payments” means the payments, in the aggregate, made at the Acquisition Effective Time, in connection with the redemption and cancellation of the SuperBac Class D Preferred Shares issued in connection with the SuperBac Reorganization in exchange for the right to receive R$105,625,238.25, as adjusted by 100% of the CDI Rate from November 30, 2021.
“SuperBac shareholders” means the holders of SuperBac Shares.
“SuperBac Shares” means the SuperBac Ordinary Shares and the SuperBac Preferred Shares, taken together or individually, as indicated by the context in which such term is used.
“SuperBac Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to the Business Combination Agreement, by any SuperBac and its subsidiaries, Newco, PubCo, Merger Sub 1 or Merger Sub 2 (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, and (b) any and all filing fees payable, subject to the Business Combination Agreement, by SuperBac and its subsidiaries or any of their affiliates to the governmental authorities in connection with the Transactions, including the SEC and Nasdaq, and excluding, for the avoidance of doubt, the SuperBac Reorganization Payments, the other transactions to be carried out in accordance with the Business Combination Agreement pursuant to the instruments governing the SuperBac Reorganization and the bonus payments to be paid in accordance with the Business Combination Agreement.
“SuperBac Warrants” means all outstanding and unexercised warrants (bônus de subscrição) of the SuperBac convertible into the applicable number of SuperBac Ordinary Shares and the applicable number of SuperBac Class C Preferred Shares, in each case, as determined in accordance with the instruments governing the SuperBac Reorganization.
“Temasek” means Temasek Holdings (Private) Limited.

“Temasek Entities” means, collectively or individually, Sommerville Investments B.V. and Orjen Investments Pte. Ltd.
“Transactions” means collectively, the Mergers and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents.
“Transaction Documents” means, collectively, the Business Combination Agreement, the Amendment Agreement to the Business Combination Agreement, the NDA, any PIPE Subscription Agreement (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), any agreements relating to or instruments governing any Additional Permitted Financings, the Sponsor Support Agreement, the Voting and Support Agreement, the Investment Agreement, the Lock-up Agreement, the A&R Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Newco Joinder Agreement, the Initial Merger Filing Documents (as defined in the Business Combination Agreement), the Acquisition Merger Filing Documents (as defined in the Business Combination Agreement), any definitive agreements in connection with Additional Permitted Financings (which may be entered into if any Additional Permitted Financings are obtained, as permitted by the Business Combination Agreement), and any other agreements, documents or certificates entered into or delivered pursuant thereto, and the expression “Transaction Document” means any one of them.
“transfer agent” means Continental, XPAC’s transfer agent.
“Trust Account” means the U.S.-based trust account at J.P. Morgan Chase Bank, N.A., with Continental acting as trustee, that holds a portion of the proceeds of the IPO and the concurrent sale of the private placement warrants.
“units” means the 21,961,131 XPAC’s units issued in connection with the IPO, each of which consisted of one XPAC Class A Ordinary Share and one-third of one public warrant.
“Unvested SuperBac Options” means each SuperBac Option that is not a Vested SuperBac Option.
“U.S.” means the United States.
“U.S. GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Vested SuperBac Options” means as of each relevant date, each outstanding SuperBac Option that is vested as of such date.
“XP” means XP Inc.
“XP Asset Management” means XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda., XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Vista Asset Management Ltda., and XP Allocation Asset Management Ltda., collectively.
“XPAC Board” means the XPAC board of directors.
“XPAC Class A Ordinary Shares” means XPAC’s Class A ordinary shares, par value $0.0001 per share.
“XPAC Class B Ordinary Shares” means XPAC’s Class B ordinary shares, par value $0.0001 per share.
“XPAC Dissenting Shares” means XPAC Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by XPAC shareholders who shall have validly exercised their dissenters’ rights for such XPAC Shares in accordance with Section 238 of the Companies Act and otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights.
“XPAC Founder Shares” means XPAC Class B Ordinary Shares.
“XPAC Ordinary Shares” means the XPAC Class A Ordinary Shares and the XPAC Class B Ordinary Shares, collectively.

“XPAC Parties” means XPAC, PubCo, Merger Sub 1 and Merger Sub 2.
“XPAC Securities” means, collectively, the XPAC Shares, the warrants and the units.
“XPAC Shares” means, collectively, XPAC Class A Ordinary Shares, XPAC Class B Ordinary Shares and, if any, XPAC Preference Shares.
“XPAC Share Redemptions” means the election of an eligible (as determined in accordance with the Existing Governing Documents) holder of XPAC Ordinary Shares to redeem all or a portion of the XPAC Ordinary Shares held by such holder at a per-share redemption price, payable in cash, equal to a pro rata share of the aggregate amount then on deposit in the Trust Account (calculated as of two business days prior to the Acquisition Closing) (including any interest earned on the funds held in the Trust Account, but net of taxes payable thereon and not previously released to XPAC to pay its taxes) (as determined in accordance with the Existing Governing Documents) in connection with the Transaction Proposals.
“XPAC shareholders” means the holders of XPAC Ordinary Shares.
“XPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to the Business Combination Agreement, by XPAC or the Sponsor (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including deferred underwriting commission and the deferred advisory fees for the IPO), costs, expenses, brokerage fees, commissions (including with respect to any PIPE Investments and any Additional Permitted Financings), liabilities, shareholders’ loans (including working capital loans advanced by the Sponsor), finders’ fees and disbursements of financial advisors, investment banks, brokers, finders, data room administrators, attorneys, accountants and other advisors and service providers, and any other operational costs of XPAC or the Sponsor prior to consummation of the Transactions, (b) transfer taxes, and (c) any and all filing fees payable, subject to the Business Combination Agreement, to governmental authorities in connection with the Transactions.
“XPAC warrantholders” means holders of the public warrants and the private placement warrants.
“XP group” means XP and its subsidiaries.
“XP Investment Banking” means the investment banking and wholesale banking activities conducted by the XP Group, including through Banco XP S.A. and XP Investimentos (each of which is an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor and XPAC).
“XP Investimentos” means XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.
“XP Investments US” means XP Investments US, LLC.
“XP Private Equity” means the private equity business of the XP group.
“Warrant Agreement” means the Warrant Agreement, dated as of July 29, 2021 by and between XPAC and Continental, as warrant agent.
“warrants” means all outstanding and unexercised warrants issued by XPAC to acquire XPAC Class A Ordinary Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains a number of forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding SuperBac’s, XPAC’s or PubCo’s future financial position, results of operations, business strategy and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
Forward-looking statements include, without limitation, SuperBac’s or XPAC’s or their respective management teams’ expectations concerning the outlook for their or PubCo’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of PubCo as set forth in the sections of this proxy statement/prospectus. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.
The forward-looking statements are based on the current expectations of the respective management teams of XPAC and SuperBac, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by XPAC and the following important factors:
•
XPAC’s ability to complete the Business Combination, or, if XPAC does not consummate the Business Combination, any other initial business combination;

•
satisfaction or waiver (if applicable) of the conditions to the Business Combination, including, among other things:

•
approval of the Business Combination and the relevant agreements by the shareholders of XPAC; and

•
the Minimum Cash Condition being satisfied;

•
the occurrence of any other event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•
the outcome of any legal proceedings that may be instituted against XPAC, SuperBac or others following the announcement of the Business Combination and any definitive agreements with respect thereto;

•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitability, maintain relationships with customers and suppliers and retain its management team and key employees;

•
costs related to the Business Combination;

•
the projected financial information, anticipated growth rate, and market opportunity for SuperBac, and estimates of expenses and profitability;

•
the ability to meet listing requirements and maintain the listing of PubCo Class A Ordinary Shares and warrants on Nasdaq following the Business Combination;

•
the potential liquidity and trading of public securities of PubCo;

•
the ability to raise financing in the future by PubCo;

•
XPAC officers and directors allocating their time to other businesses and potentially having conflicts of interest with XPAC’s business or in approving the Business Combination;

•
the use of proceeds not held in the Trust Account or available to us from interest income on the Trust Account balance;

•
the benefits of the Business Combination;

•
the future financial and operational performance of, and anticipated financial impact on, PubCo following the Business Combination;

•
SuperBac’s growth plans and opportunities;

•
the impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for SuperBac’s services; and

•
geopolitical risk, including the outcome and consequences of the 2022 presidential elections in Brazil and impacts of the ongoing conflict between Russia and Ukraine.

As a result of a number of known and unknown risks and uncertainties, SuperBac’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•
Superbac’s ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries;

•
any downturn in the Brazilian agricultural industry;

•
the effects of inherent seasonality in the agricultural industry;

•
default by SuperBac’s customers on sales for which SuperBac extends customer credit and carries accounts receivable balances;

•
customer concentration, with a limited number of customers accounting for a substantial portion of SuperBac’s revenues and accounts receivable;

•
SuperBac’s ability to execute its business plan, including as a result of the market for biologically-based solutions not developing as anticipated;

•
SuperBac’s success in using its biotech platform to develop new, marketable solutions or maintain the effectiveness of its existing solutions;

•
skepticism by the market, including prospective customers and potential investors, with respect to the viability and benefits of SuperBac’s biologically-based solutions;

•
SuperBac’s ability to manage its growth and expand its operations successfully;

•
exchange rate instability;

•
expiration, revocation of or SuperBac’s inability to re-qualify to any of the tax benefits granted to SuperBac;

•
changes in laws and regulations to which SuperBac is subject, or to which it may become subject in the future;

•
SuperBac's ability to retain and grow its customer base;

•
SuperBac’s success in finding and maintaining future strategic partners for the development and commercialization of new biologically-based solutions;

•
geopolitical risk, including the outcome and consequences of the 2022 presidential elections in Brazil and impacts of the ongoing conflict between Russia and Ukraine; and

•
the impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for SuperBac’s products.

These risks and uncertainties include, but are not limited to, those factors described herein under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management teams of XPAC and SuperBac prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
Before any XPAC shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, such XPAC shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect SuperBac and/or XPAC.
SuperBac and XPAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither SuperBac nor XPAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SuperBac or XPAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in XPAC’s public filings with the SEC or, upon and following the consummation of the Business Combination, in PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

FINANCIAL STATEMENT PRESENTATION
XPAC
The historical unaudited interim financial statements of XPAC as of and for the three and nine months ended September 30, 2022, and the audited financial statements of XPAC as of December 31, 2021 and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated), included in this proxy statement/prospectus, were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.
SuperBac
SuperBac’s audited consolidated financial statements as of December 31, 2021 and 2020, and January 1, 2020, and for the years ended December 31, 2021 and 2020 included in this proxy statement/prospectus have been prepared in accordance with IFRS as issued by the IASB and are reported in Brazilian reais.
SuperBac’s unaudited condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 included in this proxy statement/prospectus have been prepared in accordance with IAS 34 — Interim Financial Reporting, issued by the IASB and are reported in Brazilian reais.
SuperBac refers in various places in this proxy statement/prospectus to non-IFRS financial measures, such as Adjusted EBITDA and Adjusted EBITDA Margin, which are more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Non-IFRS Measures.” The presentation of non-IFRS information is not meant to be considered in isolation or as a substitute for SuperBac’s audited consolidated financial results prepared in accordance with IFRS.
PubCo
PubCo was incorporated on March 11, 2022, for the sole purpose of effectuating the transactions described herein. PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of PubCo have been included in this proxy statement/prospectus.
The Business Combination is made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The transactions will be accounted for as a reverse recapitalization under the acquisition method of accounting in accordance with IFRS 3, Business Combinations, whereby SuperBac will be considered the accounting acquirer and XPAC will be treated as the acquired company. Under this method of accounting, the net assets of SuperBac and XPAC will be stated at historical cost.
Immediately following the Business Combination, PubCo will qualify as a foreign private issuer and will prepare its consolidated financial statements in accordance with IFRS and its reporting currency will be Brazilian reais. Accordingly, the unaudited pro forma condensed combined financial information of PubCo as of and for the year ended December 31, 2021 and the comparative per share information included in this proxy statement/prospectus have been prepared in accordance with IFRS and in accordance with Article 11 of Regulation S-X under the Exchange Act and are presented in Brazilian reais.
Rounding and Negative Amounts
Certain numerical information and other amounts and percentages in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.
In preparing (i) the audited consolidated financial statements of SuperBac as of December 31, 2021 and 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020, and (ii) the unaudited condensed consolidated financial statements of SuperBac as of June 30, 2022 and for the six months ended June 30, 2022, most numerical figures are presented in millions of Brazilian reais. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest one million. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in our financial statements.

The percentages (as a percentage of revenues or costs and period-on-period percentage changes) presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in SuperBac’s financial statements. The percentages derived from SuperBac’s financial statements may be computed using the numerical figures expressed in thousands of Brazilian reais in its financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.
In tables, negative amounts are shown between brackets. Otherwise, negative amounts may also be shown by “-” before the amount.
Currency Presentation
References to “R$” and “reais” each refer to the Brazilian real, the official currency of Brazil.
The financial statements of SuperBac are measured using the currency of Brazil, the primary economic environment in which SuperBac operates. The presentation currency of SuperBac is Brazilian reais, as the majority of SuperBac’s transactions representing its assets, liabilities and related profit & loss accounts are in Brazilian reais.
References to “$,” “US$” and “U.S. dollar” each refer to the United States dollar.

MARKET AND OTHER INDUSTRY DATA
Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size, is based on the good faith estimates of SuperBac’s management team, which in turn are based upon SuperBac’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While SuperBac is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” of this proxy statement/prospectus.

PRESENTATION OF CERTAIN ASSUMPTIONS RELATING TO THE BUSINESS COMBINATION
We cannot predict the number of public shares that will be redeemed by our public shareholders in connection with the Business Combination. Therefore, in this proxy statement/prospectus, we present three alternative redemption scenarios to illustrate the effects that differing levels of redemptions of public shares will have on the economic and voting interests of the XPAC shareholders, the Sponsor and SuperBac shareholders (including the SuperBac Founder).
The three alternative redemption scenarios presented in this proxy statement/prospectus are based on the following assumptions (in addition to the additional assumptions described below):

•
the No Redemption Scenario assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus;

•
the Minimum Cash Condition Scenario assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing; and

•
the Full Redemption Scenario assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated.

In addition, each of the three alternative redemption scenarios presented in this proxy statement/prospectus also assumes that:

•
except for the Modal PIPE Financing, no additional equity or debt financings, including no PIPE Investments and no Additional Permitted Financings, will be entered into prior to consummation of the Business Combination in order to fulfil the Minimum Cash Condition or otherwise;

•
100% of SuperBac’s shareholders will partake in the Business Combination and exchange their direct or indirect equity interests in SuperBac for PubCo Ordinary Shares;

•
SuperBac Transaction Expenses will not exceed $7.5 million, and XPAC Transaction Expenses will not exceed $15.0 million; and

•
as of the consummation of the Business Combination, SuperBac will not have incurred any indebtedness which constitutes Excess of Permitted Indebtedness without XPAC’s consent.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to XPAC shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and Annexes attached hereto and the other documents referred to herein. Unless the context otherwise requires, all references in this subsection to “XPAC,” “we,” “us” or “our” refer to the business of XPAC Acquisition Corp. prior to the consummation of the Business Combination.
Q:
Why am I receiving this proxy statement/prospectus?

A:
XPAC shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) XPAC will be merged with and into Merger Sub 1, with Merger Sub 1 being the surviving entity, (ii) SuperBac shareholders representing at least than 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis) will, directly or indirectly, contribute their SuperBac shares into Newco in exchange for shares of Newco, and (iii) at least one day following the Initial Merger, Merger Sub 2 will be merged with and into Newco, with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo. Pursuant to the terms of the Business Combination Agreement, SuperBac will become an indirect subsidiary of PubCo in which PubCo will indirectly own at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis). For a discussion of the percentage equity ownership in SuperBac that PubCo will obtain upon consummation of the Business Combination, see the Question and Answer below headed “What percentage equity ownership in SuperBac will PubCo obtain upon consummation of the Business Combination?”

For more information on the Business Combination Agreement, see “The Business Combination Agreement.” Copies of each the Business Combination Agreement, and of the Amendment Agreement to the Business Combination Agreement, are attached to this proxy statement/prospectus as Annexes A-1 and A-2, respectively, and you are encouraged to read the Business Combination Agreement in its entirety. This proxy statement/prospectus includes descriptions of the Business Combination Agreement and particular provisions therein. These descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Business Combination Agreement.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, and the Merger Proposal and the Advisory Governing Documents Proposals require a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
The units, XPAC Class A Ordinary Shares and the warrants are currently listed on Nasdaq under the symbols “XPAXU,” “XPAX,” and “XPAXW,” respectively. Upon the Acquisition Closing Date, the name of PubCo is expected to change to SuperBac Corp. PubCo has applied to list the PubCo Class A Ordinary Shares and PubCo Warrants on Nasdaq under the symbols “SUPB” and “SUPBW,” respectively. PubCo will not have units traded following the consummation of the Business Combination.
This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the extraordinary general meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety. This document also constitutes a prospectus of PubCo with respect to the PubCo Class A Ordinary Shares it will issue in the proposed Business Combination and the PubCo Warrants.
YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

Q:
What matters will shareholders consider at the extraordinary general meeting?

A:
At the XPAC extraordinary general meeting, XPAC will ask its shareholders to consider and to vote in favor of the following proposals (the “Transaction Proposals”):

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the Business Combination Proposal — a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, which proposal includes the approval of (i) the Acquisition Merger, pursuant to the Plan of Acquisition Merger, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by XPAC in connection with the Business Combination;

•
the Merger Proposal — a proposal by special resolution to approve the Plan of Initial Merger;

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the Advisory Governing Documents Proposals — four separate non-binding advisory proposals by special resolution to approve, material differences between the Proposed Governing Documents and the Existing Governing Documents; and

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the Adjournment Proposal — a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or if XPAC shareholders have elected to redeem an amount of public shares such that the Minimum Cash Condition to the obligation to closing of the Business Combination would not be satisfied.

For more information, please see “Business Combination Proposal,” “Merger Proposal,” “Advisory Governing Documents Proposals” and “Adjournment Proposal.”
XPAC will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of XPAC should read it carefully and in its entirety.
Q:
What differences will there be between the Proposed Governing Documents and the Existing Organizational Documents that shareholders will consider at the extraordinary general meeting?

A:
If the Business Combination is consummated, the Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of PubCo given that XPAC shareholders will, effective as of the consummation of the Business Combination (and assuming such shareholders do not redeem their public shares) hold PubCo Class A Ordinary Shares subject to the Proposed Governing Documents. XPAC shareholders are asked to consider and vote upon and to approve by special resolution four separate non-binding advisory proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents.

The Proposed Governing Documents differ materially from the Existing Governing Documents. The below table sets forth a summary of the principal changes proposed between the Existing Governing Documents and the Proposed Governing Documents. This summary is qualified by reference to the complete text of the Existing Governing Documents and the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. XPAC shareholders are urged to carefully read the relevant provisions of the Proposed Governing Documents that will be in effect as of consummation of the Business Combination.
Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo
Authorized Share Capital (Advisory Governing Documents Proposal 3A)
XPAC authorized share capital is $22,100 divided into (i) 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of $0.0001 each and (iii) 1,000,000 preference shares of a par value of $0.0001 each.	The authorized share capital of PubCo is $[•] divided into [•] shares of par value of $0.000001 each, of which [•] shall be designated as PubCo Class A Ordinary Shares and [•] shall be designated as convertible PubCo Class B Ordinary Shares.

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo
Voting Power (Advisory Governing Documents Proposal 3B)
The Existing Governing Documents provide that Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of our Class B ordinary shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.	The Proposed Governing Documents provide that, subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b) of the Proposed Governing Documents, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders.
Method to Appoint and Elect Directors (Advisory Governing Documents Proposal 3C)
Prior to the closing of an initial business combination, XPAC may appoint or remove any director by ordinary resolution of the holders of Class B Ordinary Shares. Prior to the closing of an initial business Combination, holders of the XPAC Class A Ordinary Shares have no right to vote on the appointment or removal of any director.
Per the Proposed Governing Documents, the initial composition of the PubCo board of directors shall consist of seven directors, of which: (i) two such directors shall be appointed by the Sponsor; provided that at least one out of such Sponsor directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee, in each case, subject to such individuals not being Excluded Appointees; and (ii) the remaining five directors shall be Founder Directors appointed by the SuperBac Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho); provided, that at least two out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee, with each such Director serving for a term of two years. Luiz Augusto Chacon de Freitas Filho will be the Chairman of the PubCo board of directors.
The number of directors may be increased to nine (but not eight) or reduced to seven (but not eight), if and as determined by the holders of a majority of the PubCo Class B Ordinary Shares, voting exclusively and as a separate class.
The SuperBac Founder will be entitled to nominate a number of designees to the PubCo board of directors by notice in writing to PubCo, as set forth below:
•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo

25% of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least five Founder Directors to the PubCo board of directors; provided, that at least two out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least six Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee;

•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 10%, but less than 25%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least three Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and

•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 5%, but less than 10%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least one Founder Director to the PubCo board of directors; and (ii) if the size of the PubCo

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo

board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee.
The Founder Directors shall be nominated, appointed and removed only by the SuperBac Founder.
For so long as the Sponsor owns at least 50% of the number of PubCo Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, then: (i) if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, the Sponsor will be entitled to nominate three Sponsor Directors to the PubCo board of directors; provided, that at least two out of such Sponsor Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.
For so long as the Sponsor owns at least 25% of the number of Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, then: (i) if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate one Sponsor Director to the PubCo board of directors; and (ii) if the size of the PubCo board of directors is nine directors, the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo

appointed as a member of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.
The Sponsor Directors shall be nominated, appointed and removed only by the Sponsor.
In addition, for so long as the Temasek Entities shall continue to hold at least 5% of the total number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares then in issue, the Temasek Entities shall have the right to designate one observer at any and all meetings of the PubCo board of directors.

Other Changes in Connection with Adoption of the Proposed Governing Documents (Advisory Governing Documents Proposal 3D)
The Existing Governing Documents include provisions related to XPAC’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to XPAC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as XPAC will cease to be a blank check company at such time.
For further information, see “Description of PubCo Share Capital — Directors.”
Q:
Are any of the proposals conditioned on one another?

A:
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is neither conditioned on the Advisory Governing Documents Proposals, nor in the Adjournment Proposal.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
It is important for you to note that in the event that the Business Combination Proposal and the Merger Proposal are not approved, then XPAC will not consummate the Business Combination. If XPAC does not consummate the Business Combination and fails to complete an initial business combination by August 3, 2023 or during any extension period, XPAC will be required to dissolve and liquidate.
Q:
Why is XPAC proposing the Business Combination Proposal?

A:
XPAC is a blank check company incorporated on March 11, 2021 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. While XPAC may pursue a business combination target in any business, industry or geographical location, XPAC intends to capitalize on the strength and leading presence of the XP platform in Brazil, drawing upon the extensive networks, relationships and investment acumen of the Sponsor and management team to identify, source, negotiate and execute an initial business combination in Brazil in an industry (i) that XPAC believes should benefit from long-term growth in the Brazilian economy, (ii) that has favorable secular trends and a high growth profile, (iii) that has competitive advantages as well as a consistent ESG framework and (iv) in which XPAC’s management team has previous experience, including the healthcare, financial services, education, consumer goods & retail, and technology industries. XPAC is not permitted under the Existing Governing Documents to effect a business combination with a blank check company or a similar type of company with nominal operations. XPAC has identified certain general, non-exhaustive criteria and guidelines it believes are important in analyzing prospective target businesses for a business combination for evaluating acquisition opportunities. XPAC has sought a target that it believes:
•
is a leading player and high-quality asset within the Brazilian economy, with strong growth potential;

•
is fundamentally sound, has a resilient business model, and has a historically consistent operational and financial performance;

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is preferably in, but is not limited to, the healthcare, financial services, education, consumer goods and retail and technology sectors;

•
has strong, experienced management teams with long-term commitment, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

•
has a defensible market position, with demonstrated advantages when compared to its competitors and which creates barriers to entry against new competitors;

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has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer preferences, suppliers and competitors;

•
provides an opportunity for strategic add-on acquisitions;

•
has attractive potential for international or regional expansion;

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will offer an attractive risk-adjusted return for its shareholders, potential upside through growth in the target business and an improved capital structure, all of which will be weighed against any identified downside risks;

•
can benefit from being publicly traded and can utilize access to broader capital markets;

•
has a strong corporate governance and internal processes with standards comparable to a publicly listed company; and

•
has an ESG framework in place and is positioned to combine corporate social responsibility with profitability.

Based on the documents and other information provided to the XPAC Board, including the results of the due diligence investigations of SuperBac and the industry in which it operates, including the financial and other information provided by SuperBac in the course of negotiations, the XPAC Board believes that SuperBac meets the general, non-exhaustive criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal — The XPAC Board’s Reasons for the Business Combination.”
Although the XPAC Board believes that the Business Combination with SuperBac presents an attractive business combination opportunity and is in the best interests of XPAC and XPAC shareholders, the XPAC Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal — The XPAC Board’s Reasons for the Business Combination,” “Risk Factors — Risks Related to SuperBac’s Business and Industry,” “Risk Factors — Risks Related to PubCo” and “Risk Factors — Risks Related to XPAC and the Business Combination.” You should also consider that XPAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus.”
Q:
What will SuperBac’s equityholders receive in return for the Business Combination with XPAC?

A:
Prior to the Acquisition Closing Date, SuperBac shareholders collectively representing at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis) will, directly or indirectly, contribute their shares of SuperBac into Newco in exchange for Newco Class B Shares in the case of the SuperBac Founder, and Newco Class A Shares in the case of the other shareholders of SuperBac, and SuperBac will become a direct subsidiary of Newco in which Newco owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis).
At the Acquisition Closing, (i) the Newco Class A Shares will be exchanged for such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Share Exchange Ratio, which is based on the implied valuation set forth in the Business Combination Agreement, as described below, and (ii) the Newco Class B Shares will be exchanged for such number or fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Share Exchange Ratio, which is based on the implied valuation set forth in the Business Combination Agreement, as described below.
Pursuant to the terms of the Business Combination Agreement, the Share Exchange Ratio is the quotient obtained by dividing (a) the Per Share Merger Equity Consideration Value by (b) $10.00. The Per Share Merger Equity Consideration Value is an amount in U.S. dollars equal to (a) the Acquisition Closing Equity Value (as described below) divided by (b) the number of outstanding Newco Shares; provided, however, that, solely for purposes of calculating the Per Share Equity Merger Consideration Value, the number of outstanding Newco Shares shall be determined as of immediately prior to the Acquisition Closing Date (but in all events, after giving effect to the net exercise of Vested SuperBac Options contemplated by the Business Combination Agreement).
The Acquisition Closing Equity Value is a U.S. dollar-denominated base amount equal to $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), which is subject to downward adjustments as more fully described elsewhere in this proxy statement/prospectus, by deducting the SuperBac Reorganization Payments, the Sponsor Final Promote Amount, any Excess of Company Transaction Expenses, and any Excess of Permitted Indebtedness, and adjusting the valuation downwards in respect of any Remaining Minority Company Shares (to the extent that PubCo owns less than 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination).
As an illustrative example of the Acquisition Closing Equity Value calculation, assuming that (i) the Business Combination had been consummated on June 30, 2022, (ii) no public shares are redeemed in connection with the Business Combination, (iii) SuperBac Transaction Expenses do not exceed $7.5 million, (iv) SuperBac did not incur more than R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without the consent of XPAC, and (v) PubCo obtained ownership of 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination, the Acquisition Closing Equity Value would be $238,343,880.
In addition, each Unvested SuperBac Option will automatically be vested and each Vested SuperBac Option will be “net exercised” in full and converted into a number of PubCo Class A Ordinary Shares determined in accordance with the Option Exchange Ratio, which is also based on the implied valuation set forth in the Business Combination Agreement.
Upon the consummation of the Business Combination, each SuperBac Class D Preferred Share will be cancelled in exchange for the right to receive R$97.4 thousand per SuperBac Class D Preferred Share (as adjusted by 100% of the CDI Rate from November 30, 2021). For more information, see “The Business Combination Agreement — The SuperBac Reorganization.”
Q:
Who is SuperBac?

A:
SuperBac is a pioneering biotechnology company in the Brazilian market with an established platform to promote the substitution of harmful synthetic chemicals for more sustainable, biologically-based alternatives. With over two decades of experience in the research, development, manufacture, and distribution of biologically-based blends of naturally-occurring, non-GMO microorganisms for use in a wide variety of agricultural, industrial and household applications, SuperBac’s unique, proprietary and multi-disciplinary biotech development platform is capable of identifying, isolating and testing the properties of various strains of bacteria for commercial and domestic applications, which it then uses to create new solutions that can be manufactured at an industrial scale. SuperBac’s flagship product,

Supergan, is a crop nutrition solution that deploys a bacteria blend that decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on SuperBac’s internal studies. For more information on these internal studies, see “Business of SuperBac — Our Business Verticals and Key Products —  Agribusiness.”
Q:
What percentage equity ownership in SuperBac will PubCo obtain upon consummation of the Business Combination?

A:
Upon consummation of the terms of the Business Combination Agreement, SuperBac would become an indirect subsidiary of PubCo in which PubCo would indirectly own at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis).

Under applicable Brazilian corporate law, SuperBac is unable to compel its existing shareholders to participate in the Business Combination and thereby become shareholders of PubCo. Therefore, in order to ensure that PubCo obtained substantially all of the equity interests in SuperBac through the Business Combination, XPAC conditioned consummation of the Business Combination on SuperBac shareholders collectively representing at least 95% of the share capital of SuperBac participating in the Business Combination and becoming shareholders of PubCo. As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding shares of SuperBac are parties to the Investment Agreement and have agreed to become shareholders of PubCo. The remaining 2.2% of SuperBac shares held by existing SuperBac shareholders that have not agreed to participate in the Business Combination will continue to be held by such shareholders following the Business Combination, and would constitute a 2.2% minority interest in SuperBac, with PubCo holding 97.8% of the shares of SuperBac. Therefore, those shareholders remaining as shareholders of SuperBac would hold shares of SuperBac that are minority interests in a non-publicly traded Brazilian company which is controlled by PubCo.
Under Brazilian corporate law, advanced notice of SuperBac’s shareholders’ meetings must be published in a widely circulated newspaper in the State of São Paulo. SuperBac routinely complies with this requirement in the ordinary course of its business. A Brazilian corporation which is wholly owned by a single shareholder could, in theory, more easily obtain the consent of its single shareholder to dispense with advanced notice requirements. However, so long as Newco owns less than 100% of the shares of SuperBac following the consummation of the Business Combination, SuperBac would need to continue complying with such advanced notice and publication requirements, which could delay the taking of certain material corporate actions.
SuperBac’s management team has either been unable to contact the holders of the remaining 2.2% of the shares of SuperBac or where certain contact details were available, such shareholders have not responded to contact made by SuperBac. If any additional SuperBac shareholders seek to participate in the Business Combination prior to consummation of the Business Combination, XPAC’s management team understands that SuperBac’s management team would explore whether such additional shareholders could participate in the Business Combination through executing a joinder to the Investment Agreement or otherwise. For example, on May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into joinder agreements pursuant to which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and the Investment Agreement.
As described elsewhere in this proxy statement/prospectus, the valuation ascribed to SuperBac pursuant to the Business Combination Agreement shall be proportionally adjusted to the extent that less than all of the shares of SuperBac are owned by PubCo upon consummation of the Business Combination.
Q:
What equity stake will current XPAC shareholders and SuperBac shareholders have in PubCo after the Closing?

A:
As of the date of this proxy statement/prospectus, there are (i) 21,961,131 XPAC Class A Ordinary Shares outstanding (which were issued as part of the units sold in the IPO), and (ii) 5,490,283 XPAC Class B Ordinary Shares outstanding (all of which are held by the initial shareholders). As of the date of this proxy statement/prospectus, there are 4,261,485 private placement warrants outstanding (all of which are held by the Sponsor) and 7,320,377 public warrants outstanding (which were issued as part of the units sold in the IPO). Each whole warrant entitles the holder thereof to purchase one XPAC Class A Ordinary Share and will entitle the holder thereof to purchase one PubCo Class A Ordinary Share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of XPAC’s outstanding public shares are redeemed in connection with the Business Combination), XPAC’s fully diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 39,033,276 XPAC Ordinary Shares.
The following table illustrates the varying ownership levels in PubCo Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).
	Share Ownership in PubCo(1)
	No Redemption Scenario(2)		Minimum Cash Condition Scenario(3)		Full Redemption Scenario(4)
	Percentage of Outstanding
	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares
XPAC public shareholders	50.9%	—	32.7%	—	—	—
Sponsor(5)	12.7%	—	12.2%	—	6.3%	—
SuperBac Founder(6)	—	100.0%	—	100.0%	—	100.0%
SuperBac Shareholders (other than the SuperBac Founder)(7)	36.4%	—	55.1%	—	93.7%	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, the Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”
(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

The foregoing table is provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the ownership percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Agreement — Consideration to be Received in the Business Combination.” In addition, the share numbers above do not take into account sources of dilution from the PubCo Warrants and the Modal Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the PubCo Equity Plan following consummation of the Business Combination. A discussion of additional dilution sources is set forth in the Question and Answer immediately below.
Q:
What happens if a substantial number of XPAC public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
XPAC shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights with respect to their public shares. Therefore, XPAC shareholders who vote in favor of the Business Combination may nonetheless exercise their redemption rights with respect to their public shares, although public shareholders are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

Consummation of the Business Combination is conditioned upon, among other things, PubCo having an aggregate cash amount of at least $150.0 million in gross proceeds available on the Acquisition Closing Date from the Trust Account and from the gross proceeds of any PIPE Investments and any Additional Permitted Financings (minus any Excess of XPAC Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement), which we refer to as the Minimum Cash Condition. There can be no assurance that the Minimum Cash Condition will be satisfied on the Acquisition Closing Date and there can be no assurance that SuperBac would amend or waive the Minimum Cash Condition. See “Risk Factors — Risks Related to XPAC and the Business Combination — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated.”
If the Business Combination is consummated, but we experience a significant level of redemptions, this may result in fewer outstanding PubCo Class A Ordinary Shares and fewer public shareholders, which may result in the trading market for PubCo Class A Ordinary Shares being less liquid than if no XPAC public shareholders had redeemed their public shares. In addition, PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange. Furthermore, with less funds available from the Trust Account, the capital infusion from the Trust Account into SuperBac’s business will be reduced. As such, SuperBac’s ability to perform against its business plan may be negatively impaired if redemptions by XPAC’s public shareholders are significant.
To the extent that any of the outstanding XPAC Class A Ordinary Shares are redeemed in connection with the Business Combination, the percentage of PubCo’s Ordinary Shares held by the current XPAC shareholders will decrease relative to the percentage held if none of the XPAC Class A Ordinary Shares are redeemed.
If a public shareholder exercises its redemption rights, such exercise will not result in the loss of any public warrants that it may hold. No party can predict the ultimate value following the consummation of the Business Combination of the PubCo Warrants that will be issued in exchange for public warrants pursuant to the Business Combination. However, assuming that 100% of the 21,961,131 public shares held by our public shareholders were redeemed, the 7,320,377 retained outstanding public warrants (that will be exercisable for PubCo Class A Ordinary Shares) would have an aggregate value of $439,223, based on the price per public warrant of $0.06 on November 29, 2022. For the avoidance of doubt, in the event that all of our public shares are redeemed, the Minimum Cash Condition described above cannot be satisfied unless PIPE Investments or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition. In addition, on November 29, 2022, the price per XPAC Class A Ordinary Share closed at $9.95. If the PubCo Class A Ordinary Shares trade above the exercise price of $11.50 per warrant, the warrants are considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable). This in turn increases the risk to non-redeeming public shareholders that the warrants will be exercised, which would result in immediate dilution to the non-redeeming public shareholders.
Public shareholders who purchased units as part of the IPO for $10.00 per unit may experience dilution if they elect not to redeem their public shares in connection with the Business Combination. The expense of the deferred underwriting commission and the deferred advisory fees for the IPO would be borne by those public shareholders who elect not to redeem their public shares.
XPAC cannot predict how many of the public shareholders will exercise their right to have their public shares redeemed for cash. As a result, XPAC has elected to provide the unaudited pro forma condensed combined financial information under three alternative redemption scenarios to illustrate the effects that differing levels of redemptions of public shares will have on the economic and voting interests of the XPAC shareholders, the Sponsor and SuperBac shareholders (including the SuperBac Founder). The following sensitivity table illustrates varying estimated ownership levels in PubCo immediately following the consummation of the Business Combination, based on the three scenarios for varying levels of redemptions of public shares by the public shareholders and the additional assumptions described below.
In each of the No Redemption Scenario, Minimum Cash Condition Scenario and Full Redemption Scenario as described below, the residual equity value owned by non-redeeming public shareholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $10.00 per PubCo Ordinary Share as illustrated in the sensitivity table below. As a result of such redemption amounts and the assumed $10.00 per share value, the implied total equity value of PubCo following the Business Combination, assuming no dilution from any additional dilution sources, would be (i) $514.2 million in the No Redemption Scenario, (ii) $394.5 million in the Minimum Cash Condition Scenario, and (iii) $294.6 million in the Full Redemption Scenario.

	Share Ownership in PubCo(1)
	No Redemption Scenario(2)			Minimum Cash Condition Scenario(3)			Full Redemption Scenario(4)
Shareholders	Number of PubCo Class A Ordinary Shares	Number of PubCo Class B Ordinary Shares	Percentage of PubCo Share Capital	Number of PubCo Class A Ordinary Shares	Number of PubCo Class B Ordinary Shares	Percentage of PubCo Share Capital	Number of PubCo Class A Ordinary Shares	Number of PubCo Class B Ordinary Shares	Percentage of PubCo Share Capital
XPAC public shareholders	21,961,131	—	42.7%	9,985,971	—	25.3%	—	—	—
Sponsor(5)	5,490,283	—	10.7%	3,744,739	—	9.5%	1,248,247	—	4.2%
SuperBac Founder(6)	—	8,271,380	16.1%	—	8,873,646	22.5%	—	9,735,012	33.0%
SuperBac Shareholders (other than the SuperBac Founder)(7)	15,701,524	—	30.5%	16,844,802	—	42.7%	18,479,929	—	62.7%
Total	43,152,938	8,271,380	100.0%	30,575,512	8,873,646	100.0%	19,728,176	9,735,012	100.0%
Total pro forma equity value post-redemptions(8)		$514,243,180			$394,491,579			$294,631,880
Implied per PubCo Ordinary Share value		$10.00			$10.00			$10.00

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(8)
Total pro forma equity value post-redemptions is based on the implied value of $10.00 per PubCo Ordinary Share in each redemption scenario.

XPAC will only proceed with the Business Combination if (i) on the Acquisition Closing Date, XPAC has at least $5,000,001 in net tangible assets after giving effect to the XPAC Share Redemptions, and (ii) the Minimum Cash Condition and all other conditions are either satisfied or waived.
The foregoing table is provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the share amounts and the ownership percentages set forth above will be different. The share amounts and ownership percentages set forth in the table above are indicative of economic ownership and are not indicative of voting percentages.
For more information, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination.”
Q:
How will variations in the levels of redemptions impact the dilutive effect of equity issuances related to the Business Combination?

A:
In addition to the changes in percentage ownership described above, variations in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination which would not otherwise be present in an underwritten initial public offering. Without limiting the generality of the assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” the ownership percentages described above do not take into account the dilutive effects of PubCo Warrants exercise price of $11.50 per share. The exercise, issuance or vesting of any of these shares could have a substantial dilutive effect on those XPAC shareholders who do not elect to redeem their public shares. Increasing levels of redemptions will increase the dilutive effects of these issuances on non-redeeming public shareholders.

The following sensitivity table below sets forth the potential additional dilutive impact of each of the additional dilution sources on the capitalization of PubCo in each redemption scenario, as described further in the notes to the table below. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming public shareholders. In addition, the following sensitivity table below also sets forth the effective underwriting fee and advisory fee incurred in connection with the IPO in each redemption scenario, as further described below.
	No Redemption Scenario(1)		Minimum Cash Condition Scenario(2)		Full Redemption Scenario(3)
Additional Dilution Sources	Number of Shares	Percentage of Shares(4)	Number of Shares	Percentage of Shares(4)	Number of Shares	Percentage of Shares(4)
Total PubCo Ordinary Shares Outstanding Immediately after the Business Combination	51,424,318	n/a	39,449,158	n/a	29,463,188	n/a
PubCo Public Warrants(5)	7,320,377	12.5%	7,320,377	15.7%	7,320,377	19.9%
PubCo Private Warrants(5)	4,261,485	7.7%	4,261,485	9.7%	4,261,485	12.6%
PubCo Class A Ordinary Shares issuable under PubCo Equity Plan(6)	3,544,948	6.4%	2,768,942	6.6%	2,269,644	7.2%
Modal Warrants(7)	4,347,826	7.8%	4,347,826	9.9%	4,347,826	12.9%
Total Additional Dilution Sources(8)	19,474,636	37.9%	18,698,630	47.4%	18,199,332	61.8%

	No Redemption Scenario(1)		Minimum Cash Condition Scenario(2)		Full Redemption Scenario(3)
Deferred Underwriting Commission and Deferred Advisory Fees	Amount ($)	Percentage of Gross IPO Proceeds Remaining in Trust Account	Amount ($)	Percentage of Gross IPO Proceeds Remaining in Trust Account	Amount ($)	Percentage of Gross IPO Proceeds Remaining in Trust Account
Gross IPO proceeds remaining in the Trust Account following redemptions	219,919,838	100.0%	100,000,000	45.5%	—	—
Effective deferred underwriting commission	5,380,477	2.5%	5,380,477	5.4%	5,380,477	—
Effective deferred advisory fees	2,305,919	1.1%	2,305,919	2.3%	2,305,919	—
Total effective deferred underwriting commission and effective deferred advisory fees	7,686,396	3.5%	7,686,396	7.7%	7,686,396	—

(1)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(2)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
The calculation of the percentage of shares with respect to each additional dilution source includes the full amount of shares issuable with respect to such additional dilution source (but not the other additional dilution sources) in both the numerator and denominator. For example, in the No Redemption Scenario, the percentage of shares with respect to the additional dilution source of the PubCo public warrants would be calculated as follows: (a) 7,320,377 PubCo Class A Ordinary Shares underlying the PubCo public warrants; divided by (b) the sum of (i) 51,424,318 PubCo Ordinary Shares outstanding upon consummation of the Business Combination under the No Redemption Scenario before taking into account any additional dilution source, plus (ii) 7,320,377 PubCo Class A Ordinary Shares underlying the PubCo public warrants.

(5)
Such row assumes exercise of the relevant PubCo Warrants for cash. For example, in respect of the PubCo public warrants, this represents 7,320,377 PubCo public warrants to be exchanged from 7,320,377 XPAC public warrants in connection with the Business Combination. Immediately prior to the Business Combination, XPAC will have 7,320,377 public warrants outstanding, irrespective of the number of XPAC public shareholders who exercise their redemption rights, and all such 7,320,377 XPAC public warrants will be exchanged for PubCo public warrants on a one-for-one basis in connection with consummation of the Business Combination. Based on the closing price of the XPAC public warrants on Nasdaq of $0.06 on the record date for the extraordinary general meeting of XPAC shareholders, the 7,320,377 XPAC public warrants have an aggregate value of $439,223.
(6)
The Business Combination Agreement provides that the maximum number of PubCo Class A Ordinary Shares that can be initially reserved for issuance under the PubCo Equity Plan shall not exceed 5% of total number of PubCo Ordinary Shares outstanding on a fully-diluted basis upon consummation of the Business Combination, and this row assumes that awards are granted up to such 5% maximum limit in each of the redemption scenarios. This row further assumes exercise of all awards under the PubCo Equity Plan on a cash basis and all awards are earned and settled in PubCo Class A Ordinary Shares. For additional information, please see “PubCo Management Following the Business Combination.”

(7)
Assumes that the Modal Warrants are exercised for cash resulting in the issuance of 4,347,826 PubCo Class A Ordinary Shares.

(8)
This row assumes the issuance of all PubCo Class A Ordinary Shares in connection with each of the additional dilution sources. Due to the calculation formula as illustrated in Note 4 above, the percentage of the total additional dilution sources is not equal to the sum of the percentage of each additional dilution source.

The foregoing table is provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the dilutive impact of each of the additional dilution sources on the capitalization of PubCo in each redemption scenario set forth above will be different.
For a more detailed discussion of the possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.”
Q:
What voting power will current XPAC shareholders and SuperBac shareholders have in PubCo after the Closing?

A:
In connection with the Business Combination, PubCo will adopt a dual-class share structure, as discussed further in the section entitled “Advisory Governing Documents Proposals” below. Each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders. Only PubCo’s Class A Ordinary Shares will be listed and traded on Nasdaq. Only the SuperBac Founder shall hold PubCo Class B Ordinary Shares.

The following table illustrates the varying voting power in PubCo immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).
	Voting Power in PubCo(1)
	No Redemption Scenario(2)	Minimum Cash Condition Scenario(3)	Full Redemption Scenario(4)
	Percentage of Voting Rights of Outstanding PubCo Ordinary Shares
XPAC public shareholders	17.4%	8.4%	—
Sponsor(5)	4.4%	3.1%	1.1%
SuperBac Founder(6)	65.7%	74.4%	83.1%
SuperBac Shareholders (other than the SuperBac Founder)(7)	12.5%	14.1%	15.8%
Total	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus . In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

The foregoing table is provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the voting power percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Agreement — Consideration to be Received in the Business Combination.” In addition, the voting power percentages above do not take into account sources of dilution from the PubCo Warrants and the Modal Warrants that will be outstanding upon consummation of the Business Combination or dilution from awards under the PubCo Equity Plan.

For more information, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination.”
Q:
Who will be the executive officers and directors of PubCo if the Business Combination is consummated?

A:
The Business Combination Agreement provides that, immediately following the Closing, PubCo’s board of directors will consist of seven directors. The initial composition of PubCo’s board of directors will be: (i) two directors to be appointed by the Sponsor, provided that at least one out of such Sponsor directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee, in each case, subject to such individuals not being Excluded Appointees; and (ii) five directors to be appointed by the SuperBac Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho), provided, that at least two out of such directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. The Proposed Governing Documents provide that the SuperBac Founder shall have the right to increase the total number of directors on PubCo’s board of directors from seven to nine and to subsequently decrease such number from nine to seven. The Proposed Governing Documents also include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo Ordinary Shares is above certain specified thresholds. For so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate a majority of the designees to the board, as set forth in the Proposed Governing Documents.

The directors of PubCo will include: (i) Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors), as appointed by the SuperBac Founder, (ii) Guilherme Teixeira (as director) and Camilo de Oliveira Tedde (as independent director), as appointed by the Sponsor, and (iii) other directors appointed by the SuperBac Founder pursuant to the Business Combination Agreement and the Proposed Governing Documents.
PubCo’s executive team following the Closing is expected to be comprised of Luiz Augusto Chacon de Freitas Filho as President and Chief Executive Officer, Mozart Fogaça Júnior as Vice President, Wilson Ernesto da Silva as Chief Financial Officer, Giuliano Pauli as Chief Operating Officer, André Luiz Morais as Chief Marketing Officer and Marco Antonio Gomes as Chief Human Resources Officer. See “PubCo Management Following the Business Combination — Executive Officers and Directors.”
Q:
What conditions must be satisfied to complete the Business Combination?

A:
Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary closing conditions, which include (i) approval by a resolution passed in an extraordinary general meeting of the shareholders of SuperBac to approve (a) the adoption of the Business Combination Agreement, of other Transaction documents to which SuperBac is a party and the consummation of the Transactions contemplated by the Business Combination Agreement, and (b) the execution by SuperBac of amendments to certain stock option agreements previously approved by SuperBac’s Board on August 25, 2021, (ii) approval of the Business Combination and relevant transactions by the board of directors and shareholders of Newco (which condition has been satisfied), and (iii) certain other resolutions to be passed in an extraordinary general meeting of SuperBac to approve certain additional matters to be approved immediately prior to consummation of the Business Combination (which condition remains to be satisfied).

On April 25, 2022, PubCo, XPAC, SuperBac and certain SuperBac shareholders (limited to certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of SuperBac) holding an aggregate of at least 95.0% but potentially less than 100% of the voting share capital of SuperBac entered into a Voting and Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such SuperBac shareholders have agreed to vote in favor of the Business Combination in any required shareholder approvals.
In addition, consummation of the Business Combination is conditioned upon PubCo having an aggregate cash amount of at least $150.0 million in gross proceeds available on the Acquisition Closing

Date from the Trust Account and from the gross proceeds of any PIPE Investments and any Additional Permitted Financings (minus any Excess of XPAC Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement), which we refer to as the Minimum Cash Condition. For a summary of the conditions that must be satisfied or waived prior to consummation of the Business Combination, see the section entitled “The Business Combination Proposal — The Business Combination Agreement.”
Q:
What happens if I sell my XPAC Class A Ordinary Shares before the extraordinary general meeting?

A:
The record date for the extraordinary general meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your XPAC Class A Ordinary Shares after the record date, but before the extraordinary general meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the extraordinary general meeting. However, you will not be entitled to receive any PubCo Ordinary Shares following the Initial Merger Effective Time because only XPAC shareholders immediately prior to the Initial Merger Effective Time will be entitled to receive PubCo Ordinary Shares in connection with the Closing.

Q:
What vote is required to approve the proposals presented at the extraordinary general meeting?

A:
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Merger Proposal and the Advisory Governing Documents Proposals require a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Accordingly, an XPAC shareholder’s failure to vote by proxy or to vote in person at the extraordinary general meeting, an abstention from voting or a broker non-vote will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Transaction Proposals.
Q:
Will XPAC or PubCo issue additional equity securities in connection with the consummation of the Business Combination?

A:
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor. See “Certain Agreements Related to the Business Combination — Modal PIPE Financing” for more information about the Modal PIPE Financing.

Prior to entering into the Business Combination Agreement and announcing the Business Combination, between late February and mid-April 2022, XPAC and SuperBac engaged in discussions with prospective PIPE Investors about the terms of, and possible commitments to, PIPE Investments, as well as potential non-redemption commitments from existing public shareholders. During these discussions, XPAC and SuperBac orally presented a management presentation to prospective PIPE Investors and discussed the proposed Business Combination. Among the terms discussed with prospective PIPE Investors were the valuation of SuperBac, the structure and certain terms of the proposed Business Combination and the use of proceeds in connection with the proposed Business Combination.
When the XPAC Board decided on April 18, 2022 to evaluate whether to enter into the Business Combination Agreement, XPAC’s management and the XPAC Board discussed an overview of the PIPE process that had been conducted to date, including a discussion of the prevailing market conditions for PIPE Investments, the increasing average of public shareholder redemptions in recent de-SPAC transactions, and prevailing conditions in the equity markets. XPAC’s management discussed feedback received from the wide range of investors that XPAC and SuperBac had met with during their efforts to seek PIPE financing prior to entering into the Business Combination Agreement. XPAC’s management explained to the XPAC Board that market conditions in the equity markets in general had become challenging in recent months, including as a result of Russia’s invasion of Ukraine, rising inflation, supply chain challenges and other adverse macroeconomic and geopolitical conditions, which had resulted in declines in global equity markets during the year to date and stock markets continued to experience significant price and trading volume fluctuations. XPAC’s management team further explained to the XPAC Board that the SPAC and de-SPAC market, including the market for PIPE investments, had been significantly impacted by these factors, and that potential PIPE investors had become significantly more cautious to enter into PIPE investments and existing public shareholders in SPACs had become more cautious to commit to not redeem their public shares. XPAC’s management team explained to the XPAC Board that feedback received from investors with whom they had met as part of the PIPE process (and as part of discussions relating to potential non-redemption commitments) included that it was difficult to value investment opportunities in times of heightened market volatility, particularly in light of customary valuation methodologies used by PIPE investors in de-SPAC transactions. In addition, investors had also noted that heightened market volatility and uncertainty in the equity markets had decreased their tolerance for the length of time between a PIPE or non-redemption commitment and the potential closing of an initial business combination. A number of potential PIPE investors and existing public shareholders indicated that they would remain open to continuing discussions with XPAC and evaluating an investment in SuperBac after the Business Combination Agreement was entered into.
XPAC’s management and the XPAC Board determined that it would be more advantageous to continue to seek PIPE financing after signing the Business Combination Agreement in order to provide more time for equity market conditions to readjust and potentially stabilize, as well as allowing generally cautious PIPE investors and existing public shareholders additional time to review and analyze SuperBac and the Business Combination. XPAC’s management and the XPAC Board evaluated whether to delay signing the Business Combination Agreement until the PIPE market and broader equity market conditions may become more conducive to PIPE investments and non-redemption commitments. However, in view of the uncertainty as to when market conditions may stabilize, XPAC’s management team and the XPAC Board believed that it was in the best interests of XPAC and its shareholders to proceed to enter into and announce the Business Combination, which would enable XPAC and SuperBac to make progress on the timeline for consummation of the Business Combination (including the filing and review by the SEC of the registration statement of which this proxy statement/prospectus forms part) and would provide additional time for potential investors to review and analyze SuperBac and the Business Combination in connection with potential PIPE Investments and Additional Permitted Financings.
Therefore, the Business Combination Agreement includes a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition, as more fully described in “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements and Additional Permitted Financings” in this proxy statement/prospectus. The Business Combination Agreement provides that, following its execution, but prior to the Initial Merger Effective Time, (i) with the prior written consent of SuperBac (which consent may not be unreasonably withheld), one or more PIPE Investors may agree to make one or more PIPE Investments, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per PubCo Class A Ordinary Share equal to $10.00, in each case, pursuant to PIPE Subscription Agreements (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain Additional Permitted Financings (including, but not limited to, the Modal PIPE Financing) may be entered into in accordance with the Business Combination Agreement, in each case, in an effort to satisfy the Minimum Cash Condition. Any PIPE Investment or Additional Permitted Financing, including the Modal PIPE Financing, would be conditional upon consummation of the Business Combination and any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any such PIPE Investment or Additional Permitted Financing, including the Modal Warrants, would be issued on the day of the Acquisition Closing but immediately prior to the Acquisition Closing.
On August 22, 2022, SuperBac and XPAC entered into the Modal Letter of Intent with Modal. The Modal Letter of Intent contains a summary of the preliminary terms and conditions of a potential

Additional Permitted Financing, with discussions and negotiations on the definitive terms and conditions of the Modal PIPE Financing to be conducted among the parties. The Modal Letter of Intent is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding). The Modal Letter of Intent provides that the Modal PIPE Financing is subject to the negotiation and execution of definitive agreements, the entry into of which is subject to prevailing market conditions and the satisfaction of certain customary conditions precedent (including, without limitation, all required approvals being obtained, including internal approvals of Modal, SuperBac and SuperBac Fertilizantes). As of the date of this proxy statement/prospectus, no definitive agreements, including no agreements related to the applicable collateral, have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties.
Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise (a) senior secured debt financing to be provided to SuperBac Fertilizantes in the principal amount of the Brazilian reais equivalent of $50.0 million, and (b) the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the Business Combination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. The Modal PIPE Financing is expected to generate aggregate gross proceeds payable to SuperBac Fertilizantes in Brazilian reais equivalent to $50.0 million.
Under the proposed terms as currently contemplated on the date of this proxy statement/prospectus, the Modal PIPE Financing will be contingent upon the consummation of the Business Combination, PIPE Investments of at least $100 million, and the satisfaction of certain other conditions precedent, and will be subject to termination in certain circumstances. Additionally, as currently contemplated on the date of this proxy statement/prospectus, the obligation of Modal to provide the Modal PIPE Financing could be terminated in certain circumstances, including political, financial, economic crises or changes in the capital markets, certain adverse changes in legislation, certain adverse changes in economic, financial, reputational, or operational conditions, certain substantial changes in the monetary policy of the Brazilian federal government, or certain extraordinary events of political, economic or financial nature, at Modal’s discretion. If the Modal PIPE Financing is not consummated, unless SuperBac elected to waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, or unless additional PIPE Investments and/or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
When the definitive documentation for the Modal PIPE Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal PIPE Financing. For further information on the Modal PIPE Financing, see “Certain Agreements Related to the Business Combination — Modal PIPE Financing.”
As disclosed elsewhere in this proxy statement/prospectus, on January 6, 2022, certain entities within the XP group entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a company incorporated in Brazil that is an indirect wholly owned subsidiary of XP Inc. and an affiliate of the Sponsor and XPAC), and if the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. and an affiliate of the Sponsor and, if the merger is completed before consummation of the Business Combination, XPAC. If the merger is not completed, then transaction documents contemplate that the XP group and Modal would implement an alternative structure whereby the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC. This could give rise to conflicts of interest as described elsewhere in this proxy statement/prospectus. For further information, see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing — Memorandum of Understanding to Merge Modal with Banco XP S.A.” and “Risk Factors — Risks Related to PubCo — Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”
Any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any PIPE Investment or Additional Permitted Financing, including the Modal Warrants, will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or another available exemption from registration under, or transaction not subject to, the Securities Act. PubCo intends to grant to Modal customary registration rights in connection with the resale of the PubCo Class A Ordinary Shares issuable upon the exercise of the Modal Warrants, and PubCo would likely agree to grant to any PIPE Investors and investors in any Additional Permitted Financings certain customary registration rights in connection with any such investments.
There can be no assurance that any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) will be entered into in connection with the Business Combination and there can be no assurance that the Minimum Cash Condition will be satisfied. If any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe the material terms of any such transactions. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
Q:
What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that may be issued as part of any PIPE Investments or Additional Permitted Financings at the closing of the Business Combination?

A:
The units issued at the time of the time of the IPO consisted of one XPAC Class A Ordinary Share and one-third of one public warrant, at an offering price of $10.00 per unit. In connection with the Initial Merger, each XPAC Class A Ordinary Share will be canceled and will be converted into the right to receive one PubCo Class A Ordinary Share, each XPAC Class B Ordinary Share will be canceled and will be converted into the right to receive one PubCo Class A Ordinary Share and each issued and outstanding warrant will be converted into one PubCo Warrant.

Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise (a) senior secured debt financing to be provided to SuperBac Fertilizantes in the principal amount of the Brazilian reais equivalent of $50.0 million, and (b) the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the Business Combination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. As of the date of this proxy statement/prospectus, no definitive agreements have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties. For further information on the Modal PIPE Financing, see “Certain Agreements Related to the Business Combination — Modal PIPE Financing.” When the definitive documentation for the Modal PIPE

Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal PIPE Financing.
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no PIPE Investments or Additional Permitted Financings have been entered into, and there can be no assurance that any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) will be entered into. If any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that may be issued as part of any PIPE Investments or Additional Permitted Financings at the closing of the Business Combination.
Q:
How many votes do I have at the extraordinary general meeting?

A:
XPAC shareholders are entitled to one vote at the extraordinary general meeting for each XPAC Ordinary Share held of record as of the record date. As of the close of business on the record date, there were 21,961,131 XPAC Class A Ordinary Shares and 5,490,283 XPAC Class B Ordinary Shares.

Q:
How will the Sponsor vote?

A:
Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor, officers and directors, pursuant to the terms of the Sponsor IPO Letter Agreement entered into with us, agreed to vote any XPAC Founder Shares or public shares held by them, in favor of the Business Combination. Upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement. In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to, vote in favor of the Business Combination. Our Sponsor and the other initial shareholders own 20% of XPAC’s issued and outstanding XPAC Ordinary Shares as of the record date for the extraordinary general meeting. As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Ordinary Shares.

Approval of the Business Combination Proposal and the Adjournment Proposal at the extraordinary general meeting requires the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who attend and vote at the extraordinary general meeting. As a result, in addition to our initial shareholders’ XPAC Founder Shares, we would need 8,235,425, or 37.5% (assuming all issued and outstanding XPAC Ordinary Shares are voted), or 1,372,572, or 6.3% (assuming only the minimum number of shares representing a quorum are voted), of the 21,961,131 public shares outstanding as of the record date to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order to such proposals approved.
Approval of the Merger Proposal and the Advisory Governing Documents Proposals at the extraordinary general meeting require the affirmative vote of holders of at least two-thirds (2/3) of the issued XPAC Ordinary Shares who attend and vote at the extraordinary general meeting. As a result, in addition to our initial shareholders’ XPAC Founder Shares, we would need 12,810,660, or 58.3% (assuming all issued and outstanding XPAC Ordinary Shares are voted), or 3,660,189, or 16.7% (assuming only the minimum number of shares representing a quorum are voted), of the 21,961,131 public shares outstanding as of the record date to be voted in favor of the Merger Proposal and the Advisory Governing Documents Proposals in order to such proposals approved.
Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the initial shareholders had agreed to vote their XPAC Class B Ordinary Shares in accordance with the majority of the votes cast by XPAC’s public shareholders.

Q:
What interests do XPAC’s current officers and directors have in the Business Combination?

A:
In considering the recommendation of the XPAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•
the fact that our initial shareholders hold 5,490,283 XPAC Founder Shares (including 5,400,283 XPAC Founder Shares held by our Sponsor), for which our Sponsor paid $25,000, will convert on a one-for-one basis, into 5,490,283 PubCo Class A Ordinary Shares as of the Initial Merger Effective Time, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in PubCo, as shown in the table below, and will be worthless if we do not consummate our initial business combination:

	XPAC Class B Ordinary Shares(1)	Value of XPAC Class B Ordinary Shares implied by Business Combination(2)	Value of XPAC Class B Ordinary Shares based on recent trading price(3)
Sponsor	5,400,283	$54,002,830	$53,732,816
Chu Chiu Kong	—	—	—
Guilherme Teixeira	—	—	—
Fabio Kann	—	—	—
Marcos Peixoto	—	—	—
Denis Pedreira	30,000	$300,000	$298,500
Ana Cabral-Gardner	30,000	$300,000	$298,500
Camilo de Oliveira Tedde	30,000	$300,000	$298,500

(1)
Interests shown consist solely of XPAC Founder Shares. Such shares will automatically convert into PubCo Class A Ordinary Shares upon the Initial Merger Effective Time on a one-for-one basis.

(2)
Assumes a value of $10.00 per share, the deemed value of the PubCo Class A Ordinary Shares in the Business Combination. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(3)
Assumes a value of $9.95 per share, which was the closing price of the XPAC Class A Ordinary Shares on Nasdaq on November 29, 2022. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

•
the fact that if our initial business combination is not consummated by August 3, 2023 or during any extension period, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 4,261,485 private placement warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $255,689, as of November 29, 2022 (based on $0.06 per warrant, which was the closing price of the XPAC Warrants on Nasdaq on November 29, 2022);

•
the fact that given the differential in the purchase price that our Sponsor paid for the XPAC Class B Ordinary Shares as compared to the price of the public shares sold in the IPO and the 5,400,283 PubCo Class A Ordinary Shares that the Sponsor will receive upon conversion of the XPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trades below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the consummation of the Business Combination;
•
the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if XPAC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 3, 2023 or during any extension period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, unless an initial business combination is completed, XPAC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees) from funds outside of the Trust Account, which funds are limited;

•
the fact that, in March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note;

•
the fact that pursuant to the A&R Registration Rights Agreement, the Sponsor can demand registration of its registrable securities and it will also have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing, whereas it does not have such rights today;

•
the potential for one of our directors or officers to be appointed as a director or officer of PubCo;

•
the continued indemnification of current directors and officers of XPAC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Acquisition Closing;

•
the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, which could give rise to conflicts of interest as (i) XPAC, the Sponsor and XP Investments US (which was engaged as a Co-Placement Agent in connection with seeking PIPE Investments) are affiliates of XP, and (ii) XPAC’s management team and two members of the XPAC Board are currently employed by an affiliate of XP and are not independent of XP;

•
the fact that the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative is implemented before consummation of the Business Combination, XPAC, because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal—Certain Agreements Related to the Business Combination — Modal PIPE Financing”;

•
the fact that certain of our directors and officers currently have, and any of them in the future may have additional fiduciary and contractual duties to other entities, including without limitation, XP and XP affiliated entities, which includes accounts and investment vehicles related to them and their portfolio companies. Specifically, certain of our officers and directors are employed by or affiliated with XP and its direct and indirect affiliates, including XP Asset Management. These entities may compete with us for acquisition opportunities and may have overlapping investment objectives and potential conflicts may arise with respect to XP’s decision regarding how to allocate investment opportunities among these funds; and

•
the fact that Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “The Business Combination Proposal — Certain Other Interests in the Business Combination.”
Q:
Did the XPAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
The XPAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The XPAC Board has substantial experience in evaluating the operating and financial merits of companies similar to SuperBac and believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The XPAC Board also determined, without seeking a valuation from a financial adviser, that SuperBac’s fair market value was at least 80% of the value of the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of execution of the Business Combination Agreement, based on SuperBac’s existing shareholders receiving PubCo Ordinary Shares at $10.00 per share. Accordingly, investors will be relying on the judgment of the XPAC Board as described above in valuing the SuperBac business and assuming the risk that the XPAC Board may not have properly valued such business. You should also read the section entitled “The Business Combination Proposal — The XPAC Board’s Reasons for Approval of the Business Combination.”

Q:
Do I have redemption rights?

A:
If you are a holder of public shares, you may redeem your public shares upon consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to XPAC to pay its taxes (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares. The per-share amount XPAC will distribute to holders who properly redeem their public shares will not be reduced by the deferred underwriting commissions that XPAC will pay to the underwriter of its IPO if the Business Combination is consummated or the deferred advisory fees that XPAC will pay to the financial adviser for the IPO if the Business Combination is consummated. Holders of the outstanding public warrants do not have redemption rights with respect to such warrants in connection with the Business

Combination. The Sponsor has agreed, in partial consideration of receiving the XPAC Founder Shares, to waive its redemption rights with respect to its Founder Shares and any public shares that it may have acquired during or after the IPO in connection with the consummation of our initial business combination. The XPAC Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the Trust Account of $222,021,060 on November 30, 2022, the estimated per share redemption price would have been approximately $10.11. This is greater than the $10.00 IPO price of XPAC’s units. Additionally, public shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, XPAC will redeem all of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to XPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law.
Holders of our outstanding warrants will not have redemption rights with respect to such warrants. Assuming the closing warrant price on Nasdaq of $0.06 as of November 29, 2022, the aggregate fair value of warrants that can be retained by the public shareholders (including redeeming shareholders), is $439,223. The actual market price of the warrants may be higher or lower on the date that an XPAC warrantholder seeks to sell such warrants. Additionally, we cannot assure XPAC warrantholders that they will be able to sell their warrants in the open market as there may not be sufficient liquidity in such securities when an XPAC warrantholder wishes to sell their warrants. Further, while the level of redemptions of public shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the holder of warrants who exercises such warrants will ultimately own a greater interest in PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Related to PubCo — Future resales of PubCo Ordinary Shares issued to SuperBac shareholders and other significant shareholders may cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.”
Q:
Is there a limit on the number of shares I may redeem?

A:
A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights in an amount of shares exceeding 15% of the public shares. Accordingly, all shares owned by a holder in excess of 15% of the public shares will not be redeemed. On the other hand, a public shareholder who holds less than 15% of the public shares may redeem all of the public shares held by him or her for cash.

Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your public shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their public shares and no longer remain shareholders, leaving shareholders who choose not to redeem their public shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

It is a condition to consummation of the Business Combination that XPAC satisfies the Minimum Cash Condition. If redemptions by public shareholders cause XPAC to be unable to meet the Minimum Cash Condition, then SuperBac will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition.
Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must, prior to Eastern Time on [•], 2023 (two business days before the extraordinary general meeting), (i) submit a written request to XPAC’s transfer agent that XPAC redeem your public shares for cash, and (ii) tender your shares to XPAC’s transfer agent physically or electronically through DTC. The address of Continental Stock Transfer & Trust Company, XPAC’s transfer agent, is listed under the question “Who can help answer my questions?” below. XPAC requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic tender of your shares generally will be faster than delivery of physical share certificates.
A physical share certificate will not be needed if your shares are tendered to XPAC’s transfer agent electronically. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and XPAC’s transfer agent will need to act to facilitate the request. It is XPAC’s understanding that shareholders should generally allot at least one week to obtain physical certificates from XPAC’s transfer agent. However, because XPAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their public shares.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with XPAC’s consent, until the vote is taken with respect to the Business Combination. If you tendered your shares for redemption to XPAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that XPAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting XPAC’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
A U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations” below) of XPAC Class A Ordinary Shares that exercises its redemption rights may (subject to the application of the “PFIC” rules) be treated as selling PubCo Class A Ordinary Shares, resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the number of PubCo Class A Ordinary Shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the section entitled “Material U.S. Federal Income Tax Considerations — Redemption of PubCo Class A Ordinary Shares.”

Q:
What are the U.S. federal income tax consequences of the Business Combination to U.S. Holders of XPAC Class A Ordinary Shares and the warrants?

A:
As discussed in more detail below under “Material U.S. Federal Income Tax Considerations — Tax Treatment of the Mergers,” Shearman is of the opinion that, based on facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Accordingly, U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations” below) will not recognize gain or loss for U.S. federal income tax purposes on the exchange of XPAC Class A Ordinary Shares and the warrants (together, the “XPAC Securities”) for PubCo Class A Ordinary Shares and warrants (together, the “PubCo Securities”) pursuant to the Initial Merger, subject to the discussion contained herein on whether XPAC or PubCo is treated as a “passive foreign investment company” or “PFIC.”

All holders of XPAC Securities are urged to consult with their own tax advisers regarding the potential tax consequences to them of the Mergers, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.
Q:
How do the public warrants differ from the private placement warrants and what are the related risks for any public warrant holders post Business Combination?

A:
XPAC private placement warrants are identical to the XPAC public warrants underlying our units sold in the IPO, except that XPAC private placement warrants and the XPAC Class A Ordinary Shares issuable upon the exercise of XPAC private placement warrants will not be transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions. Additionally, XPAC private placement warrants are exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of XPAC Class A Ordinary Shares in certain circumstances). If XPAC private placement warrants are held by someone other than the initial purchasers or their permitted transferees, XPAC private placement warrants are redeemable by XPAC in all redemption scenarios and exercisable by such holders on the same basis as the XPAC public warrants.
Following the Business Combination, PubCo will have the ability to redeem outstanding PubCo Warrants, as they will be subject to the same terms and conditions as XPAC’s current warrants (subject to adjustment as set forth in the Business Combination Agreement), which currently provide for redemptions at any time after they become exercisable and prior to their expiration, in whole or in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption to each warrant holder, provided that the last reported sales price of the PubCo Class A Ordinary Shares is equal to or exceed $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date they send the notice of redemption to the warrant holders (the price for such period, the “Reference Value”).
If and when the warrants become redeemable by PubCo, they may exercise their redemption right even if they are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, the warrants may be redeemed as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (except in certain circumstances), so long as they are held by the Sponsor or its permitted transferees.
In addition, following the Business Combination, PubCo may redeem your outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of PubCo Class A Ordinary Shares determined based on the redemption date and the fair market value of PubCo Class A Ordinary Shares. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of PubCo Class A Ordinary Shares received is capped at 0.361 PubCo Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
Q:
If I hold warrants, can I exercise redemption rights with respect to my warrants?

A:
No. There are no redemption rights with respect to the warrants.

Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
No appraisal or dissenters’ rights are available to holders of XPAC Class A Ordinary Shares or the warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Initial Merger, under the section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after a merger is authorized. It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available.

However, pursuant to the terms of the Business Combination Agreement, if an XPAC shareholder validly exercises their dissenters’ rights under the Companies Act, (i) either XPAC or SuperBac may determine not to effect the consummation of the Initial Merger until after the expiry of the specified period in order to avail themselves of the exemption at section 239(1) of the Companies Act, and (ii) unless XPAC and SuperBac elect by agreement in writing to waive the relevant provisions of the Business Combination Agreement, no party to the Business Combination Agreement will be obligated to commence the Initial Closing until such specified period has lapsed.
Regardless of whether dissenters’ rights are or are not available, XPAC shareholders can exercise the rights of redemption described herein. The XPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares. See “The Extraordinary General Meeting of XPAC — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Q:
What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:
Following the closing of the IPO, an amount equal to $219,611,310 ($10.00 per unit) of the net proceeds from the IPO and the sale of the private placement warrants was placed in the Trust Account. As of November 30, 2022, funds in the Trust Account totaled $222,021,060 and were held in money market funds. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of an initial business combination (including the consummation of the proposed Business Combination) or (ii) the redemption of all of the public shares if XPAC is unable to complete a business combination by August 3, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

If the Business Combination is consummated, the funds held in the Trust Account will be released (i) to pay XPAC shareholders who properly exercise their redemption rights and (ii) for general corporate purposes of PubCo following the Business Combination.
Q:
What happens if the Business Combination Proposal is not approved?

A:
If the Business Combination Proposal is not approved, the Business Combination will not be consummated.

Q:
What happens if the Business Combination is not consummated?

A:
There are certain circumstances under which the Business Combination Agreement may be terminated. One such circumstance is that the Business Combination Agreement can be terminated by either XPAC or SuperBac if the transactions contemplated by the Business Combination Agreement (as amended by the Amendment Agreement to the Business Combination Agreement) shall not have been consummated on or prior to January 31, 2023 (and if such date is not be a business day, then the next following business day). See the section entitled “The Business Combination Proposal — The Business Combination Agreement” for information regarding the specific termination rights of the parties to the Business Combination Agreement.

If, as a result of the termination of the Business Combination Agreement or otherwise, XPAC is unable to complete an initial business combination by August 3, 2023 or during any extension period, the Existing Governing Documents provide that XPAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to XPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of XPAC’s remaining shareholders and the XPAC Board, dissolve and liquidate, subject in each case to XPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. See the section entitled “Risk Factors — We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem XPAC’s public shares and liquidate, in which case XPAC’s public shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and XPAC’s warrants will expire worthless” and “— Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.” Holders of XPAC Founder Shares have waived any right to any liquidating distributions with respect to those shares.
In the event of liquidation, there will be no distribution with respect to outstanding warrants. Accordingly, the warrants will expire worthless.
Q:
When is the Business Combination expected to be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the extraordinary general meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived, including approval by XPAC shareholders of the proposals being submitted to them in this proxy statement/prospectus.

XPAC, SuperBac and PubCo currently expect to complete the Business Combination in the second half of 2022. However, any delay in satisfying any conditions to the Business Combination could delay consummation of the Business Combination. If the Closing has not occurred by January 31, 2023, subject to certain conditions, either XPAC or SuperBac may terminate the Business Combination Agreement.
For a description of the conditions to consummation of the Business Combination, see the section entitled “The Business Combination Proposal.”
Q:
What do I need to do now?

A:
You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and Annexes attached hereto, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the accompanying proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How do I vote?

A:
If you were a holder of record of XPAC Ordinary Shares on [•], 2023, the record date for the extraordinary general meeting of XPAC shareholders, you may vote with respect to the applicable proposals in person at the extraordinary general meeting or by completing, signing, dating and returning the accompanying proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:
What will happen if I abstain from voting or fail to vote at the extraordinary general meeting?

A:
At the extraordinary general meeting, XPAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Transaction Proposals.

Q:
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by XPAC without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q:
Do I need to attend the extraordinary general meeting to vote my shares?

A:
No. You are invited to attend the extraordinary general meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the extraordinary general meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the accompanying proxy card in the pre-addressed postage paid envelope. Your vote is important. XPAC encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:
If I am not going to attend the extraordinary general meeting in person, should I return my proxy card instead?

A:
Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the accompanying proxy card in the postage-paid envelope provided.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the extraordinary general meeting, but will have no effect on the Business Combination Proposal, the Merger Proposal and the Advisory Governing Documents Proposals. However, in no event will a broker non-vote also have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to Continental at the following address [•], prior to the vote at the extraordinary general meeting, or attend the extraordinary general meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to the same address, provided such revocation is received prior to the vote at the extraordinary general meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:
What is the quorum requirement for the extraordinary general meeting?

A:
Holders of a majority in voting power of XPAC Ordinary Shares issued and outstanding and entitled to vote at the extraordinary general meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, a majority of XPAC shareholders, present in person or represented by proxy, and voting thereon will have the power to adjourn the extraordinary general meeting.

As of [•], 2023, the record date for the extraordinary general meeting, 13,725,708 XPAC Ordinary Shares would be required to achieve a quorum.
Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person at the extraordinary general meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by shareholders present at the extraordinary general meeting or by proxy, or the presiding officer of the extraordinary general meeting, may authorize adjournment of the extraordinary general meeting to another date.
Q:
What happens to the warrants I hold if I vote my XPAC Class A Ordinary Shares against approval of the Business Combination Proposal and validly exercise my redemption rights?

A:
Properly exercising your redemption rights as an XPAC shareholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is completed, all of your warrants will become PubCo Warrants as described in this proxy statement/prospectus. If the Business Combination is not completed, you will continue to hold your warrants, and if XPAC does not otherwise consummate an initial business combination by August 3, 2023 or during any extension period, XPAC will be required to dissolve and liquidate, and your warrants will expire worthless.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
XPAC will pay the cost of soliciting proxies for the extraordinary general meeting. XPAC has engaged to assist in the solicitation of proxies for the extraordinary general meeting. XPAC has agreed to pay a fee of $[•]. XPAC will reimburse for reasonable out-of-pocket expenses and will indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. XPAC also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of XPAC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of XPAC Ordinary Shares and in obtaining voting instructions from those owners. XPAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the accompanying proxy card you should contact XPAC’s proxy solicitor:

Telephone: [•]
Banks and brokers: [•]
Email: [•]

You may also contact XPAC at:
XPAC Acquisition Corp.
55 West 46th Street, 30th Floor
New York, NY 10036
United States
Email: xpac@xpi.com.br
To obtain timely delivery, XPAC shareholders must request the materials no later than five business days prior to the extraordinary general meeting.
You may also obtain additional information about XPAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”
If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to XPAC’s transfer agent prior to [•] p.m., Eastern Time, on the second business day prior to the extraordinary general meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: [•]
E-mail: [•]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
The following summary highlights material information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire proxy statement/prospectus (including the financial statements and Annexes attached hereto) and other documents which are referred to in this proxy statement/prospectus in order to fully understand the Business Combination. See “Where You Can Find More Information” on page 469. Most items in this summary include a page reference directing you to a more complete description of those items. Unless the context otherwise requires, all references in this subsection to “XPAC,” “we,” “us” or “our” refer to the business of XPAC Acquisition Corp. prior to the consummation of the Business Combination.
The Parties to the Business Combination
XPAC
XPAC is a blank check company incorporated as a Cayman Islands exempted company on March 11, 2021, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector.
The units, XPAC Class A Ordinary Shares and warrants are currently listed on Nasdaq under the symbols “XPAXU,” “XPAX,” and “XPAXW,” respectively. PubCo has applied for listing under the name “SUPERBAC PubCo Holdings Inc.” to be effective at the time of the consummation of the Business Combination, of the PubCo Class A Ordinary Shares and PubCo Warrants on Nasdaq under the symbols “SUPB” and “SUPBW,” respectively.
At the Initial Merger Effective Time, each unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one XPAC Class A Ordinary Share and one-third of a warrant in accordance with the terms of the units. PubCo will not have units traded following the consummation of the Business Combination.
PubCo and Merger Subs
PubCo, a Cayman Islands exempted company, was incorporated on March 11, 2022. Each of Merger Sub 1 and Merger Sub 2 is a Cayman Islands exempted company and a wholly owned subsidiary of PubCo. Neither PubCo nor the Merger Subs will be affiliated with SuperBac prior to the consummation of the Business Combination. Until the consummation of the Business Combination, PubCo will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.
In connection with the consummation of the Business Combination, (i) XPAC will merge with and into Merger Sub 1 with Merger Sub 1 being the surviving entity, and (ii) immediately thereafter Merger Sub 2 will merge with and into Newco with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo. As a result of the Business Combination, (i) SuperBac shall become a direct subsidiary of Newco in which Newco owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis), and (ii) Newco will become a wholly owned direct subsidiary of PubCo (meaning that SuperBac will thereby become an indirect subsidiary of PubCo). Upon the Acquisition Closing Date, the name of PubCo is expected to be changed to SuperBac Corp.
SuperBac
This summary highlights selected information about SuperBac appearing elsewhere in this proxy statement/prospectus. To better understand the Business Combination and proposals to be considered at the extraordinary general meeting, you should read this entire proxy statement/prospectus carefully, including the Annexes and the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac,” “Business of SuperBac” and SuperBac’s financial statements and notes thereto.

SuperBac Overview
We are a pioneering biotechnology company in the Brazilian market with an established platform to promote the substitution of harmful synthetic chemicals for more sustainable, biologically-based alternatives. We have over two decades of experience in the research, development, manufacture and distribution of biologically-based blends of naturally-occurring, non-GMO microorganisms for use in a wide variety of agricultural, industrial and household applications. Our unique, proprietary and multi-disciplinary biotech development platform is capable of identifying, isolating and testing the properties of various strains of bacteria for commercial and domestic applications, which we then use to create new solutions that can be manufactured at an industrial scale.
Using our proprietary tools, we believe we can harness the power of naturally-occurring microorganisms to manufacture high-performance, biologically-based compounds that can improve agricultural yields, help clean up pollution and perform various other functions without the same level of harmful environmental effects associated with traditional synthetic chemicals. All of our biologically-based solutions are formulated with non-pathogenic and non-genetically modified naturally occurring microorganisms that have been shown to be safer and not as aggressive toward the environment. Our flagship product, Supergan, is a crop nutrition solution that deploys a bacteria blend that decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on our internal studies. For more information on these internal studies, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.”
Our operations are structured along four main business verticals:
•
Agribusiness.   Our biologically-based solutions designed for use in agriculture that improve crop yields by improving plants’ access to nutrients in the soil. This saves agricultural land for food and feed production and reduces greenhouse gas emissions to the environment, without the same level of harmful environmental effects as traditional chemicals.

•
Sanitation.   Solutions designed to promote the biological breakdown of industrial byproducts, such as fats, greases and industrial sludge, decreasing odors and increasing the efficiency of water treatment systems, waste treatment systems and septic tanks without reliance on harmful traditional chemicals. These may include, among other things, the use of our biologically-based solutions to treat grease traps, pits, pipes and urinals in hotels, restaurants, industrial kitchens and more.

•
Oil & Gas.   Biologically-based solutions designed to promote environmental remediation of contaminated areas and to break down oil residues in drilling wastewater and oily dregs at lower risks of negative environmental effects as compared to synthetic solvents and other traditional chemicals.

•
Consumer Goods.   A portfolio of biologically-based household cleaning and pet products for day-to-day domestic use ranging from detergents, drain cleaners and declogging tablets, anti-odor products and stain and odor removers that replace traditional chemicals with environmentally friendlier biological alternatives.

Our agribusiness vertical currently represents substantially all of our operations, with net operating revenue generated from our agribusiness vertical having represented 98.4% and 99.2% of our net operating revenues for the years ended December 31, 2020 and 2021, respectively, and 99.2% and 99.3% of our net operating revenues for the six months ended June 30, 2021 and 2022, respectively. However, each of our main business verticals contains a portfolio of biologically-based solutions that we believe is commercially viable, most of which have already received the necessary approvals from the relevant regulatory authorities and have already begun generating revenues, such as BioCUBO (in our sanitation business vertical), Bio Liq HC (in our sanitation and oil & gas business verticals) and OdorOut (in our consumer goods business vertical).
Our goal is to promote the world’s transition toward a more sustainable future by developing biologically-based solutions for use across a wide spectrum of agricultural, industrial and consumer applications. Our product development pipeline includes, among others, biologically-based crop protection solutions with proven effectiveness against most of the main pests and diseases affecting agricultural production in Brazil (based on studies conducted by Universidade Estadual Paulista and the Phytus

Institute — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these studies), which we expect to receive regulatory approval from the relevant governmental authorities by the end of 2023, as well as novel biologically-based oil & gas clean-up, bioremediation, sewage and effluent treatment solutions, which we believe can be produced and commercialized faster, more cheaply and more sustainably than traditional synthetic chemical alternatives. We also intend to significantly ramp up our research and development efforts in the medium term to develop new solutions for other industry verticals, such as home care, animal nutrition, health and cosmetics, to capitalize on significant market opportunities within each of those industries.
We are a research-driven company, and have invested significant resources in building up our bacterial library and developing several biologically-based solutions for various commercial and domestic applications. Our research and development activities are centered around the SuperBac Innovation Center, a biotechnology research center fully equipped with a biochemistry laboratory, a molecular biology laboratory and a fermentation laboratory, with over 70 highly-qualified researchers focused on the development of new, innovative and cost-effective biologically-based solutions. By continuously researching, mapping, identifying and bioprospecting thousands of bacterial strains, we have built a bacterial library containing over 1,850 bioprospected bacterial strains and over 90,000 mapped bacterial strains that we believe is the one of the largest bacterial libraries in Brazil.
We have significantly expanded our operations in recent years, particularly in our agribusiness vertical, having grown our net operating revenues from R$335.7 million in 2020 to R$706.0 million in 2021, and from R$196.8 million for the six months ended June 30, 2021 to R$441.0 million for the six months ended June 30, 2022. During the same period, although our net income of R$37.6 million in 2020 decreased to a loss of R$36.7 million in 2021, our Adjusted EBITDA increased from R$18.5 million in 2020 to R$44.7 million in 2021, and although our net loss increased from R$13.1 million for the six months ended June 30, 2021 to R$70.8 million for the six months ended June 30, 2022, our Adjusted EBITDA increased from R$(7.3) million for the six months ended June 30, 2021 to R$29.6 million for the six months ended June 30, 2022. For a reconciliation of our Adjusted EBITDA to our profit (loss) for the period, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Liquidity and Capital Resources — Non-IFRS Measures — Adjusted EBITDA.” Now, we believe that we are well-positioned for further expansion as a national leader in crop nutrition and poised for diversification into crop protection and other industry sectors.
Our Market Opportunity
Consumers, regulators, industry stakeholders and society-at-large are increasingly demanding a new way of manufacturing that is safer and more environmentally sustainable, and we believe that partnering with nature to produce environmentally-friendly biomolecules is the inevitable way forward that will help us create a more sustainable world. Moreover, we believe that a number of market trends are converging to drive a shift in the global community away from traditional synthetic chemicals and toward the use of more sustainable solutions in society’s productive processes.
We believe the total market for our more sustainable, biologically-based solutions is large and diverse. Although we believe the Brazilian market has historically held negative perceptions of biologically-based solutions, we estimate, using various sources of market data, that, as of December 31, 2021, the potential total market in Brazil for biologically-based solutions within our existing focus areas of agriculture, sanitation, oil & gas and consumer goods was estimated at approximately $33 billion (at an exchange rate of R$5.43 per $1.00 as of July 6, 2022). We anticipate deploying our biotech platform to develop disruptive products to select new opportunities where demand for new solutions exists, where biologically-based solutions have an advantage and where industries rapidly adopt new products.
Increasing Demand for Fertilizers
In recent years, there has been a sharp increase in global demand for fertilizers, driven primarily by population growth and changes in dietary habits. As populations and incomes continue to grow, more food is required from a decreasing per capita supply of arable land, demanding higher crop yields and, therefore, more plant nutrients or fertilizers. This trend, combined with a fixed supply of certain inputs for commercial fertilizers, including phosphate rock, has led to a steady global increase in the price of fertilizers. Moreover, Russia and Belarus are significant exporters of mineral fertilizers globally, and Russia’s invasion of Ukraine in February 2022 and the resulting conflict between Russia and Ukraine have further contributed to an already tight global supply and demand balance for fertilizers and even led to shortages of certain products in some locations. As a result, fertilizer prices have significantly increased since the start of 2022, and we currently expect these conditions to persist for the remainder of 2022.
Furthermore, Brazil has been taking a leading role in global food production and we expect this trend to intensify in the coming years. We believe that we are well-positioned to capitalize on Brazil’s growing role in global food production. Moreover, Brazil’s agricultural sector is highly dependent on fertilizer imports, with approximately 85% of total Brazilian fertilizer consumption having been imported in 2020. In March 2022, Brazil launched a national fertilizer plan aimed at reducing the country’s dependence on fertilizer imports, which contemplates, among other things, the use of tax incentives for domestically produced fertilizer substitutes such as our crop nutrition solutions.
As a result, we believe there is a significant opportunity in the Brazilian market for the further expansion of biologically-based crop nutrition solutions such as ours, which considerably decrease the use of traditional synthetic fertilizers in agriculture while simultaneously increasing agricultural productivity. We also believe that the current scenario of global fertilizer scarcity can help accelerate the adoption curve of biologically-based crop nutrition solutions, such as the ones offered by us.
Sustainability, Food Safety and Health Concerns
We believe the demand for sustainable production chains has never been greater and is likely to continue increasing, with existing solutions based primarily on traditional synthetic chemicals being viewed as unsatisfactory and environmentally harmful; thus, we believe there is a large latent demand for more sustainable solutions.
The animal and food processing industry is under significant market and regulatory pressure as consumers and regulators address the growing concerns related to toxic contamination in the food chain. For example, while conventional chemical pesticides are often effective at controlling pests, some of these chemicals are acutely toxic, some are suspected carcinogens and some can have other harmful effects on the environment and other animals. Health and environmental concerns have prompted stricter legislation around the use of conventional chemical pesticides, sometimes banning or severely restricting the sale of products containing certain pesticide residues. Aside from the health and environmental concerns, conventional chemical pesticide users face additional challenges such as the development of pest resistance. Our biologically-based crop protection solutions have shown superior effectiveness against most of the main pests and diseases affecting agricultural production in Brazil, such as caterpillars, fungal and bacterial diseases and nematodes as compared to traditional chemical pesticides (based on studies conducted by Universidade Estadual Paulista and the Phytus Institute — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these studies), without the same level of harmful environmental effects as traditional synthetic chemicals. We believe such crop protection solutions show great promise once regulatory approval is obtained from the relevant governmental authorities, which is expected to occur by the end of 2023.
In addition, key trends in agriculture, such as world population growth and changing dietary habits affecting demand for protein and other food sources and stricter regulatory requirements for more sustainable farming practices and animal nutrition and welfare with less use of antibiotics, as well as increased focus on soil health and agricultural yield efficiency, will continue to present significant challenges for the world which we believe cannot be met by the traditional chemicals industry alone. All of our biologically-based solutions are formulated with non-pathogenic, non-opportunistic and non-genetically modified naturally occurring microorganisms that have been shown to be safer and not as aggressive toward the environment, and our customers have increasingly turned to our solutions as a means of achieving cost reductions, process optimization and yield enhancements while attending to an ever-increasing public interest for food safety and sustainability in the agricultural products that they consume. To that end, any actual or perceived noncompliance with environmental laws or regulations by us, whether arising out of our currently ongoing proceedings or otherwise, could contribute to a perception that our solutions cause undesirable environmental harm, which could negatively impact our reputation and result in loss of customers, and could result in direct shareholders of SuperBac, such as Newco, being held personally liable for environmental liabilities. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties.”
Water Scarcity and Pollution
Other significant market trends include an increased focus on water scarcity and pollution, which are driving legislation and demand for solutions that reduce water consumption and improve water quality, along with consumers globally demanding more sustainable practices. The discharge of fats, oils and greases from food service establishments and other industrial processing facilities, for example, creates significant environmental, public health and operational problems in wastewater treatment facilities throughout the world. When fats, oils and greases are dumped into sewers, wastewater treatment facilities are negatively impacted due to the hardening of greases in sewer lines and treatment systems. Fats, oils and greases collected from traps are often treated with harmful synthetic solvents or mixed with absorbents and then disposed of in landfills or incinerated, creating other environmental issues. This issue is compounded by both the distance to legal disposal sites and the rising cost of fuel. We believe that utility companies, industrial players and governmental entities are seeking technologies that can mitigate these concerns.
We believe our biologically-based solutions have a much lower environmental impact than solvent-based systems offered by traditional chemical companies, as they provide the necessary cleaning functions to our customers without using or generating as many hazardous chemicals or by-products. Our biologically-based solutions do not expose workers to harmful, irritating chemicals, are non-flammable, non-caustic and produce less carbon emissions, thus reducing the likelihood of fire and enhancing the safety and health of workers and workplaces. Moreover, since our sanitation solutions do not generate hazardous substances that are subject to strict environmental regulations, our customers can significantly decrease the costs associated with solvent-based systems to comply with regulations for properly manifesting, recordkeeping, hauling and disposing of hazardous substances.
Our Strengths
Favorable market dynamics underlying long-term growth prospects.
We believe that many consumers, as well as manufacturers and the retailers that serve them, are increasingly interested in the environmental consequences of their purchases. There is an ongoing shift in demand for a new type of product that is not made with the same chemicals that have been used in the market for the past century. Consumers as well as our corporate clients have demonstrated a clear preference for products manufactured with natural, non-toxic and environmentally sustainable ingredients and processes that are not as harmful to the environment. However, traditional chemical companies have struggled to create novel products and manufacturing processes that satisfy these growing end-market demands.
We believe the total market for our more sustainable, biologically-based solutions is large and diverse. Our biologically-based solutions are more environmentally friendly than traditional chemicals made with petrochemicals, since we make our products by fermentation, which we believe is a safer process than making products with petrochemistry or other chemical syntheses. Moreover, based on approximately 500 side-by-side field tests that we conducted in 2021, Supergan was shown to have productivity yields that were equal to, or greater than, our main fertilizer competitors in 81% of tests conducted. For more information on this internal study, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.” Using data on production costs published by the National Union of Bioenergy (União Nacional da Bioenergia) and data on soy sale prices published by the Center for Advanced Studies in Applied Economics (Centro de Estudos Avançados em Economia Aplicada) as of September 2021, we estimate that such productivity yield gains would have corresponded to an approximate 30% increase in customers’ gross profitability. For more information, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.” Therefore, we believe our novel biologically-based solutions can help tackle these key challenges and unmet needs more cleanly, cost-effectively and with less waste, improving our customers’ overall performance while positively impacting consumers’ lives and the environment.
Proven biotech platform to develop, manufacture and commercialize new solutions.
Through our more than 20 years of operations, we have developed a fully integrated biotechnology platform with processes that can be replicated to generate multiple biological solutions to replace the harsh chemicals currently available in the market. Our development platform is dynamic and data-driven, which provides us with the flexibility to source, validate, develop and commercialize biological solutions across a variety of agricultural, industrial and household applications, then produce them at an industrial scale. We expect our development platform to be an engine of innovation and revenue generation, as we seek to develop new products in the same or adjacent sectors in our search for new markets for future growth. We believe that the flexibility inherent in our development platform allows us to build a larger portfolio of on-market products than would be typical for traditional chemical companies of comparable size.
We believe that our development platform is well-positioned to address a substantial global market that is just beginning to transition from synthetic and petroleum-based traditional chemicals to more sustainable, biologically-based solutions. Many of the solutions we have developed applying our development platform are drop-in replacements for traditional petrochemicals, enabling our customers to use our products in their existing manufacturing processes with little to no change in customer behavior. Moreover, our development platform is constantly being improved to accelerate the launch of our solutions, satisfying customer needs more rapidly and increasing the returns of our pipeline investments.
Potential for large scale application of industry-disruptive solutions.
We believe that our solutions have the potential to be a powerful disruptor in the industries we serve. For example, in our agribusiness vertical our solutions enable our customers to reduce their usage of mineral fertilizers by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on our internal studies. For more information on these internal studies, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.” In our oil & gas vertical, our solutions under development could enable our customers to decontaminate environmentally damaged areas without the significant levels of capital expenditures and human resources needed with existing synthetic chemical alternatives. We see this as a potentially powerful disruptive factor that would allow our customers to increase the productivity and sustainability of their productive processes in ways that they would not be otherwise able to achieve with traditional chemical alternatives.
Moreover, we have demonstrated our capacity not only to develop new solutions but also to mass-produce them at an industrial scale. Once we have attained the desired product traits and specifications during the research and development stage, we then transfer the project to production at our fully-integrated manufacturing operations, including our own state-of-the-art biofactory. Launched in 2021, we believe that our biofactory is one of the most advanced microbial fermentation plans in Latin America, with three large, independent production lines and a total capacity to produce up to 2,800 gallons per day of biofertilizers, foliar fertilizers and other biological byproducts for various purposes, which can be commercialized either in liquid or solid form, or used as a raw material input in the manufacturing of our other solutions.
Therefore, not only are we able to research and develop biologically-based solutions with an enhanced sustainability profile than conventional synthetic chemicals and the potential to revolutionize productive processes in certain industries, but we believe we are also capable of delivering them to market at an industrial scale with attractive economics.
One of the largest bacteria library in Brazil powering our research and development capabilities
We have developed a proprietary bacteria library that we believe is one of the largest in Brazil, one of the most biologically diverse countries in the world. By continuously researching, mapping, identifying and bioprospecting thousands of soil samples and bacterial strains, our bacteria library contains over 1,850 bioprospected bacterial strains and over 90,000 mapped bacterial strains that we continuously screen, select, mix with other strains and test for the desired culture properties and performance requirements in each solution being developed. The vast size of our bacteria library allows us to analyze the biochemistry of interactions between thousands of microbial blends, and we believe that the intellectual property, know-how and experience obtained from this effort, combined with the advancement of our technology as compared to our competitors, represents a significant competitive advantage for us.

Management team with significant industry experience, backed by a pre-eminent shareholder.
Most of our management team has deep experience in the Brazilian biotechnology, chemicals and agribusiness industries. Our executive officers average 26 years of relevant experience, and are supported by our team of highly skilled key employees, which include over 70 professionals dedicated to research and development (26 of whom have doctoral and master’s degrees), many of whom are top scientists and industry experts and/or have served in leadership roles at large multinational corporations and research institutions. We believe this deep industry and country expertise provides our leadership team with the vision to steer the long-term strategic direction of our business.
In addition, the Temasek Entities are some of our early investors and significant shareholders, and we see our relationship with the Temasek Entities as a key competitive advantage for us.
Our Strategies
Our goal is to harness the power of nature to design, manufacture and distribute biologically based solutions that replace harmful existing synthetic chemicals in society’s productive processes by leveraging our competitive strengths and pursuing the following strategies:
Consolidate and expand our position within the Brazilian crop nutrition market.
We estimate, using various sources of market data, including data from ANDA (Associação Nacional para Difusão de Adubos), that we had 0.7% market share of the overall fertilizer market in Brazil for 2021, which suggests that despite our significant growth in recent years, we still see plenty of opportunity for further expansion within Brazil for the coming years. Accordingly, we intend to consolidate and expand our position in the Brazilian crop nutrition market by growing our presence in regional markets where we currently operate, as well as by entering into new markets in geographies where we do not currently operate, with a particular focus on the Brazilian states of Maranhão, Tocantins, Piauí and Bahia, which have become important areas for crop cultivation and fertilizer consumption.
As a complement to our consolidation and expansion strategies, we intend to make significant investments in research and development to more fully understand and mitigate any potential variations in the performance of our crop nutrition solutions across different regions, climates and arable land profiles, and we will need to assess different sourcing, production and go-to-market strategies in order to replicate the value proposition of our existing crop nutrition offering for other regions and states of Brazil. We also intend to grow our sales and marketing networks to enable further penetration into those additional geographies, and to increase our distribution reach by leveraging multiple delivery channels to support the expected growth in the scale of our operations.
Our business plan contemplates that this would comprise the first wave of our expansion strategy, with an estimated execution timeline running approximately from the first year to the fourth year following the Business Combination.
Replicate our successes in the Brazilian crop nutrition market onto the crop protection market, as well as our other business verticals.
As we consolidate and expand our position in the Brazilian crop nutrition market, we intend to leverage our relationships with industry players and reputation as a reliable supplier of crop nutrition solutions as a potentially attractive entry point for our crop protection solutions once regulatory approvals have been obtained.
Moreover, as our potential customers grow increasingly aware of the environmental impacts of the products that they use and manufacture, we intend to leverage the synergies between our agribusiness vertical and our existing sanitation and oil & gas business verticals to develop and market new biologically-based solutions intended to fulfill the growing demand within our existing sanitation and oil & gas business verticals. We also intend to continue to build our market share within those other existing business verticals by selectively pursuing growth opportunities and entering into partnerships with players within the relevant industries that are complementary to or synergistic with our existing product portfolio.

We also intend to continue to enhance our presence in our other business verticals by driving innovation, expanding opportunities, identifying gaps in our product portfolio for the introduction of new products, increasing product and market penetration, investing in the training and effectiveness of our marketing and sales force, continuing to operate with a market-oriented structure, and increasing focus on customers as well as on internal leadership development to cultivate knowledge and drive results thereby increasing our market shares across target geographies. For example, although our entry into the oil & gas market is still in its early stages, all of our existing solutions within that vertical are fully developed and we believe that we are well-positioned to begin capitalizing on attractive opportunities within the oil & gas market.
As new solutions are added to our portfolio and existing solutions mature, we also intend to focus on increasing our operational efficiency in our existing operations by consolidating processes, increasing productivity and reducing losses to further improve our operational performance, attain greater synergies and economies of scale, and promote consistent growth in our profitability.
Our business plan contemplates that this would comprise the second wave of our expansion strategy, with an estimated execution timeline running approximately from the third year to the fifth year following the Business Combination.
Develop new solutions for additional industries.
Our existing business verticals currently comprise agribusiness, sanitation, oil & gas and consumer goods, and we are constantly evolving to adapt to the dynamic needs of our customers and the market as a whole. We believe the total market for our more sustainable, biologically-based solutions is large and diverse. Despite the Brazilian market having historically held negative perceptions of biologically-based solutions, we estimate, using various sources of market data, that, as of December 31, 2021, the potential total market in Brazil for biologically-based solutions within the second wave of our expansion strategy (comprising crop protection, sanitation and oil & gas) is approximately $14 billion, and within the third wave of our expansion strategy (comprising home care, animal nutrition and cosmetics) is approximately $3 billion (in each case, at an exchange rate of R$5.43 per $1.00 as of July 6, 2022). Therefore, we intend to expand to other industries and other applications in addition to our already-existing industry verticals by leveraging our proprietary biotech platform and intellectual property base to develop biologically-based solutions to serve those other industries and applications.
We intend to expand in a structured and disciplined manner guided by the following business principles: (i) defined criteria to identify and qualify new opportunity areas of interest; (ii) preference for strategic adjacencies in research and development; (iii) taking advantage of existing commercial synergies; and (iv) using selective partnerships to mitigate risks associated with potential new opportunities. Our current plans include the development of more environmentally sustainable solutions for use in several new industries, including home care, cosmetics, animal health and food and beverages, which are currently not served by us. We also intend to increasingly focus on expanding our existing consumer goods business vertical alongside these expansion efforts into new industry verticals. As we seek to execute this expansion plan, we expect to analyze opportunities in both business-to-business (“B2B”) and business-to-consumer (“B2C”) markets, and we expect to consider the differentiating factors between the B2B and B2C markets, including the size of the relevant market segment, capital investment requirements and the marketing and branding implications of addressing B2B or B2C markets. For example, in general, while the potential size of B2B markets may be smaller than B2C markets, seeking to address B2B markets may require less capital expenditure, require less industrial capacity and have reduced marketing and branding requirements as compared to seeking to address B2C markets.
We believe that we will ultimately benefit from the diversification of providing products across many industries and applications. As we plan to serve additional industries over time, we believe that the expertise we have gained in developing solutions for our existing business verticals will allow us to generate synergies for even more disruptive innovations. For example, microorganism blends and solutions created for one use in agriculture will likely have applications in other industry verticals, including certain industry verticals we believe we could generate higher margins. Moreover, as we continue to gather more data and experience with working through regulatory approvals and introducing new products into the market, we expect our ability to launch products even faster and more cheaply to increase even further. This should allow us to leverage our learnings from our other target industries and customer feedback to target an ever-increasing volume of new product launches.
Our business plan contemplates that this would comprise the third wave of our expansion strategy. Some of our solutions contemplated by the third wave of our expansion strategy are already available and being sold commercially in Brazil, but we expect that most of these solutions will have an estimated execution timeline running approximately from the fifth year to the tenth year following the Business Combination.
Continue to invest in and strengthen our research and development capabilities
Over the past two decades, we have made significant investments in research and development, and this mindset of innovation is ingrained throughout our operations. Research and development forms the core of our business, and we intend to continue to invest in, and significantly strengthen, our research and development capabilities as one of our key strategies going forward. We believe that continued investments in research and development, including by increasing our expenditures on technology development and hiring and retaining qualified technical staff,will enable us to develop, test and introduce new solutions to the market for a wide range of new applications as well as to enhance the functionality of existing solutions to address the changing needs of the industries we intend to serve. In particular, we intend to continue investing in our research and development platform to reduce the time from product concept to product launch, broaden the scope of opportunities we pursue and reduce the cost per product launch. We expect that these efforts would increase our productivity, improve our operating efficiency, and strengthen our ability to penetrate existing and new market segments. Furthermore, particularly in relation to the third wave of our expansion strategy (comprising home care, animal nutrition and cosmetics), we will need to invest in the expansion of our bioprospection technological capabilities and increase the number and diversity of bacterial strains in our library in order to enhance our product discovery capabilities to compete with large established players active in those markets.
Establish carbon credit eligibility that can be commercialized to our customers.
Over our two decades of operations, we have built a commercially successful business that we believe can deliver better economics and a smaller environmental footprint than conventional synthetic chemicals and petroleum-based processes. For example, by decreasing the use of mineral fertilizers per hectare, our biologically-based crop nutrition solutions have been shown to significantly decrease greenhouse gas emissions associated with the use of mineral fertilizers, most of which are released into the atmosphere at the application stage. By decreasing the use of mineral fertilizers by up to 50% per hectare (based on our internal studies — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness” for more information on these internal studies), our biologically-based solutions contribute to a significant reduction in greenhouse gas emissions as compared to traditional mineral fertilizer alternatives. Moreover, in a preliminary study commissioned and funded by us in April 2021 in the ordinary course of our business and conducted by Professor Carlos Eduardo Pellegrino Cerri at the University of São Paulo using data from soil tests carried out in the municipality of Piracicaba, Brazil, from the 2022 crop year, the positive environmental impact resulting from the use of our Supergan and Smartgran biologically-based crop nutrition solutions relative to a comparable mineral fertilizer alternative available in the market was estimated at approximately a ten-fold decrease in carbon dioxide (and carbon dioxide-equivalent greenhouse gas) emissions from crop production. However, such study was not peer-reviewed and is subject to certain limitations commonly associated with these scientific studies, such as its comparability to regions other than the municipality of Piracicaba, Brazil, and the comparability of the results against other available mineral fertilizers that were not tested.
In addition to all of the other environmental advantages offered by our biologically-based solutions, we believe our solutions can also help enable prospective customers to achieve their net-zero carbon emissions commitments by transitioning away from petroleum-based traditional chemicals towards solutions made with our development platform technology, which uses more sustainable, biologically-based microorganisms to achieve comparable results.
We are currently working with specialists and consultants to explore ways to develop new revenue streams through the generation of carbon credits that could potentially be monetized by selling them to prospective customers in order to further assist them in meeting their sustainability targets. Although these efforts are still in the exploratory stages, we believe potential customers could include entities or governments that may be required to obtain carbon offsets in order to meet their commitments under legally binding commitments, international treaties such as the Paris Agreement, or local legislation.
Our Main Challenges
We are subject to a number of business challenges, including those listed below.
Revenue concentration in agribusiness vertical.
Because we rely on our agribusiness vertical for substantially all of our revenues, we are subject to various business risks associated with the agriculture industry, including demand fluctuations and seasonality effects. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — Our revenues are primarily derived from our agribusiness vertical, and any downturn in the Brazilian agricultural industry could adversely affect us” and “Risk Factors — Risks Related to SuperBac’s Business and Industry — We are subject to the effects of inherent seasonality in the agricultural industry.” Although our long-term business plan contemplates diversifying our activities into other industries in which we currently have limited operations, the expertise we have developed in the agriculture industry may not be useful in expanding our operations in non-agriculture related industries and we may not be able to develop new solutions or maintain the effectiveness of our existing solutions for such industries See “Risk Factors — Risks Related to SuperBac’s Business and Industry — Our prior success in developing and commercializing our crop nutrition solutions may not be indicative of our ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries” and “Risk Factors — Risks Related to SuperBac’s Business and Industry — We may not be successful in using our biotech platform to develop new, marketable solutions or maintain the effectiveness of our existing solutions.”
Development of the market for biologically-based solutions.
Our business plan has been developed with the expectation that the market for biologically-based solutions in Brazil will experience significant growth in the future; however, the market for biologically-based solutions may not develop as anticipated. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — Our ability to execute our business plan would be impaired if the market for biologically-based solutions does not develop as anticipated.” Particularly, the Brazilian market has historically held a negative perception of biologically-based solutions, including perceptions of them as relatively more expensive and less effective than traditional synthetic chemicals. To succeed, we will need to overcome the market’s traditionally negative perception of biologically-based solutions and demonstrate the viability and benefits of the biologically-based solutions developed and commercialized by us. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — The market, including prospective customers and potential investors, may be skeptical of the viability and benefits of our biologically-based solutions.”
Competitive challenges.
The agricultural and industrial chemicals market is highly competitive, and existing and potential competitors may have substantially greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources and brand recognition than us, strong historical relationships with their customers, as well as experience and expertise in intellectual property rights, particularly international competitors and global leaders. In particular, as we seek to expand into the crop protection market, we expect to face greater competition than in the crop nutrition market due to the higher availability of biologically-based crop protection products in the Brazilian market, which may make it more difficult for us to gain market share. To succeed, we may need to develop competencies and adapt to our competition to enable us to compete effectively against them, which could require, for example, significant investments in research and development or increasing our capital expenditures. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — We face intense competition for our existing solutions, and expect to continue facing intense competition for our existing solutions and for the solutions we intend to develop, often from larger companies with greater resources and experience than us, which could negatively impact our results of operations and market share.”

Scaling up of production capacity.
To produce our biologically-based solutions in the quantities that we believe will be required to meet anticipated market demand, we will need to scale up our production capacity over the coming years. See “Business of SuperBac — Production Process” and “Business of SuperBac — Facilities.” However, we may be faced with a number of challenges in our efforts to scale up our production capacity, which may include the inability to obtain the necessary financing, cost overruns and manpower shortages, among others. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — Maintenance, expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.”
Public company readiness.
Our management team has limited experience managing a publicly traded company. In addition, we have identified certain material weaknesses in our internal control over financial reporting as of December 31, 2021, as further described in “Risk Factors — Risks Related to SuperBac’s Business and Industry — We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations and/or prevent fraud.” These material weaknesses contributed to the identification of material prior year adjustments in our financial statements as part of the 2021 and 2020 financial statement audits. Our management and infrastructure will need to develop quickly to support our operations as a publicly traded company. See “Risk Factors — Risks Related to PubCo — The requirements of being a public company may strain PubCo’s resources, divert the attention of PubCo’s management team and affect PubCo’s ability to attract and retain qualified board members.”
Meeting financing requirements and related obligations.
As of June 30, 2022, our total consolidated indebtedness was R$533.6 million, and our interest payments in the six months ended June 30, 2022 totaled R$28.1 million. As of December 31, 2021, our total consolidated indebtedness was R$278.2 million, and our interest payments in 2021 totaled R$27.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac Liquidity and Capital Resources Indebtedness.” Although we believe that our existing resources and the cash flow generated by our operations will be sufficient to cover our liquidity needs, financial obligations and growth plans for the next 12 months, in the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — We may not be able to raise sufficient funds to implement our business plan, fund our projects, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.” Moreover, we have in certain occasions been unable to comply with certain restrictive covenants associated with certain of our indebtedness. Although we are in compliance with all of our covenants and other obligations under our outstanding indebtedness as of the date of this proxy statement/prospectus, we will need to ensure compliance with such obligations going forward. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — Our inability to meet our financial liabilities and comply with our covenants may adversely affect our results and business.”
See “Risk Factors” for further information about the business challenges listed above, as well as other business challenges we may face.
Certain Competitive and Business Related Risks
We are subject to a number of potential risks, including those listed below. See “Risk Factors” for further information about each risk listed below:
•
Our prior success in developing and commercializing our crop nutrition solutions may not be indicative of our ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries.

•
Our revenues are primarily derived from our agribusiness vertical, and any downturn in the Brazilian agricultural industry could adversely affect us.

•
We are subject to the effects of inherent seasonality in the agricultural industry.

•
We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances.

•
We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues and accounts receivable.

•
Our ability to execute our business plan would be impaired if the market for biologically-based solutions does not develop as anticipated.

•
The development cycles and sales cycles for our solutions are lengthy, and we may incur significant expenses before we generate any revenues from newly developed solutions.

•
We may not be successful in using our biotech platform to develop new, marketable solutions or maintain the effectiveness of our existing solutions.

•
The market, including prospective customers and potential investors, may be skeptical of the viability and benefits of our biologically-based solutions.

•
If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and our business and results of operations may be harmed.

•
Exchange rate instability may have adverse effects on our business.

•
We may be adversely affected if any of the tax benefits granted to us expire, are revoked or if we are unsuccessful in re-qualifying for such tax benefits.

•
Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

•
We have not entered into long term agreements with our customers, and our business, financial condition and results of operations may be adversely affected if our customers choose not to procure their supplies from us.

•
We may not be successful in finding and maintaining future strategic partners for the development and commercialization of new biologically-based solutions.

•
The other risks and uncertainties discussed in “Risk Factors” elsewhere in this proxy statement/prospectus.

Corporate Information
We were incorporated in Brazil on June 2,1995. Our principal executive office is located at Rua Santa Mônica, 1025, Parque Industrial San Jose, Cotia — São Paulo, Brazil CEP: 06715-865, and our telephone number is +55 11 2663-2780. We also maintain a website at www.superbac.com.br. The information contained in, or that can be accessed through, our website is not part of this proxy statement/prospectus.
Recent Developments
Set forth below are SuperBac’s preliminary expectations for the nine months ended September 30, 2022. We have provided a range for these preliminary net operating revenue and cost of sales results, sales volumes (crop nutrition), net income, Adjusted EBITDA and total consolidated indebtedness (short term and long term), because our financial closing procedures for the nine months ended September 30, 2022 are not yet complete and we have not prepared financial statements for such period. This preliminary financial information is subject to revision as we prepare our financial statements and disclosure for the year ending December 31, 2022. In connection with our yearly closing, review and audit process with our independent auditors, we may identify items that would require us to make adjustments to the preliminary financial information included herein. Consolidated financial statements for the year ending December 31, 2022 (which will be the first audited or reviewed financial statements that will include our results for the nine months ended September 30, 2022 as part of the results to be included therein for the year ending December 31, 2022) are not expected to be available prior to the consummation of the Business Combination.

This preliminary financial information has been prepared by and is the responsibility of our management. While the preliminary results described below have been prepared in good faith and are based on information available at the time of preparation, they represent only our estimates based on currently available information and Grant Thornton Auditores Independentes Ltda., our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. The reports of Grant Thornton Auditores Independentes Ltda. included in this proxy statement/prospectus relate to the historical financial information of SuperBac. Such reports do not extend to the preliminary financial information provided below and should not be read to do so. This preliminary financial information is not necessarily indicative of any future period and should be read together with “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.
Preliminary and unaudited net operating revenue for the nine months ended September 30, 2022 is expected to be in the range of R$960.0 million to R$990.0 million, reflecting growth in the range of 77.0% to 83.0% compared to the same period in the prior year. Preliminary and unaudited sales volumes (crop nutrition) for the nine months ended September 30, 2022 is expected to be in the range of 247,000 tons to 254,000 tons, reflecting decrease in the range of 4.0% to 2.0% compared to the same period in the prior year. Preliminary and unaudited cost of sales for the nine months ended September 30, 2022 is expected to be in the range of R$684.5 million to R$703.9 million, reflecting growth in the range of 65.0% to 70.0% compared to the same period in the prior year. Preliminary and unaudited net income for the nine months ended September 30, 2022 is expected to be in the range of R$930.0 million to R$945.0 million, reflecting an increase in the range of 81.0% to 84.0% compared to the same period in the prior year. Preliminary and unaudited Adjusted EBITDA for the nine months ended September 30, 2022 is expected to be in the range of R$110.0 million to R$120.0 million, reflecting an increase in the range of 217.0% to 246.0% compared to the same period in the prior year. Preliminary and unaudited total consolidated indebtedness (short term and long term) as of September 30, 2022 is expected to be in the range of R$530.0 million to R$570.0 million, reflecting an increase in the range of 1.0% to 5.0% compared to June 30, 2022.
The Business Combination
On April 25, 2022, XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac entered into the Business Combination Agreement. On December 2, 2022, the parties to the Business Combination Agreement, by entering into the Amendment Agreement to the Business Combination Agreement, amended the Business Combination Agreement to extend the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date from November 21, 2022 to January 31, 2023.
As a result of the Business Combination, (i) SuperBac will become a direct subsidiary of Newco in which Newco owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis), (ii) Newco will become a wholly owned direct subsidiary of PubCo (meaning that SuperBac will thereby become an indirect subsidiary of PubCo), (iii) XPAC will become a wholly owned subsidiary of PubCo, and (iv) the SuperBac Founder, XPAC shareholders (including the Sponsor) who do not redeem their public shares and certain SuperBac shareholders will become shareholders of PubCo. Upon the Acquisition Closing Date, the name of PubCo is expected to be changed to SuperBac Corp. For more information about the Business Combination see the section entitled “The Business Combination Agreement.” Copies of each the Business Combination Agreement, and of the Amendment Agreement to the Business Combination Agreement, are attached to this proxy statement/prospectus as Annexes A-1 and A-2, respectively.
Pre-Business Combination Structure
The following diagram depicts the simplified organizational structure of XPAC, PubCo and SuperBac immediately before the Business Combination.

Post-Business Combination Structure
The following diagram depicts the simplified organizational structure of PubCo and its subsidiaries immediately after the consummation of the Business Combination.

(1)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).

(2)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(3)
Includes 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption scenario.

(4)
Includes 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption scenario.

Consideration to be Received in the Business Combination (Page 257)
XPAC Shareholders Merger Consideration
At the Initial Merger Effective Time, (i) each unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one XPAC Class A Ordinary Share and one-third of a warrant in accordance with the terms of the units, (ii) each issued and outstanding XPAC Class A Ordinary Share and XPAC Class B Ordinary Share will be canceled and converted into the right to receive one PubCo Class A Ordinary Share, and (iii) each issued and outstanding whole warrant to purchase XPAC Class A Ordinary Shares will be converted into the right to purchase one share of PubCo Class A Ordinary Share at an exercise price of $11.50 per share.
As a holder of XPAC Class B Ordinary Shares, the Sponsor shall be entitled to receive PubCo Class A Ordinary Shares as described above and the Sponsor has agreed to forfeit certain of those PubCo Class A Ordinary Shares depending on the extent to which the cash made available to PubCo at the Acquisition Closing (prior to payment of expenses) is less than the balance in the Trust Account prior to the Acquisition Closing. Therefore, as provided in the Sponsor Support Agreement, in the event that, immediately prior to the Acquisition Closing, the Relevant Amount is less than the Pre-Transaction Trust Account Balance, the Sponsor shall surrender and forfeit, for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares pursuant to the Business Combination Agreement (rounded down to the nearest PubCo Class A Ordinary Share).
SuperBac Shareholders Merger Consideration
Following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time (i) each issued and outstanding Newco Class A Share will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding, and (ii) each issued and outstanding Newco Class B Share will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding.
Immediately prior to the Acquisition Closing Date, each Unvested SuperBac Option will automatically be vested and each Vested SuperBac Option will, automatically and without any action on the part of any SuperBac optionholder, be “net exercised” in full. At the Acquisition Closing Date, such net number of SuperBac Shares issuable to the SuperBac optionholder shall be converted into a number of PubCo Class A Ordinary Shares determined in accordance with the Option Exchange Ratio. In addition, upon the occurrence of a Forfeiture Event as described under “Executive Compensation,” PubCo Class A Ordinary Shares converted pursuant to the above will be cancelled for no consideration, except for a payment in cash as set forth in the Business Combination Agreement.
The Share Exchange Ratio and the Option Exchange Ratio referred to above determine the number of PubCo Ordinary Shares to be received by the holders of Newco Shares (such holders, at or prior to the Acquisition Closing, being former holders of SuperBac Shares). The Share Exchange Ratio and the Option Exchange Ratio are determined by reference to the Acquisition Closing Equity Value. As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the Acquisition Closing Equity Value determines the valuation ascribed to SuperBac in the Business Combination and is calculated as $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement) minus (a) the SuperBac Reorganization Payments (as described below), minus (b) the Sponsor Final Promote Amount (as described below), minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness, as adjusted downwards in respect of any Remaining Minority Company Shares. The Sponsor Final Promote Amount referred to above is an amount in dollars determined by reference to the amount of cash (held either in or outside the Trust Account) that will be ultimately made available to PubCo upon consummation of the Business Combination, up to a maximum Sponsor Final Promote Amount of US$54,902,830 in a scenario where the Relevant Amount is equal to the Pre-Transaction Trust Account Balance.
See “Business Combination Proposal — Certain Agreements Related to the Business Combination” for more information.
SuperBac Reorganization Payments
Upon the Acquisition Effective Time, SuperBac shall be required to pay, to the holders of SuperBac Class D Preferred Shares, SuperBac Reorganization Payments in an aggregate amount of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021). Pursuant to the terms of the instruments governing the SuperBac Reorganization (as defined in “The Business Combination Agreement — The SuperBac Reorganization”), the consummation of the Business Combination will trigger certain transactions, including payment of the SuperBac Reorganization Payments to certain shareholders of SuperBac, as set forth under “The Business Combination Agreement — SuperBac Shareholders Merger Consideration” and “The Business Combination Agreement — The SuperBac Reorganization.”
The SuperBac Reorganization Payments shall be paid by SuperBac in Brazilian reais. For the purposes of determining the Acquisition Closing Equity Value referred to above, the Business Combination Agreement provides that the SuperBac Reorganization Payments shall be converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement. Therefore, for that purpose, prior to the adjustment by reference to the CDI Rate, the SuperBac Reorganization Payments are equal to $22,318,649.
Conditions to Complete the Business Combination (Page 273)
The obligations of XPAC, PubCo, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing (and, solely with respect to the condition related to the absence of any law or order preventing or prohibiting the consummation of the Business Combination and other related transactions, consummate or cause to be consummated the Transactions to occur at the Acquisition Closing) and the obligations of SuperBac to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing, are each subject to the satisfaction of the following conditions:
•
at the extraordinary general meeting (including any adjournments thereof), the approval of the Business Combination Proposal and the Merger Proposal by XPAC shareholders (the “XPAC Shareholders’ Approval”) shall have been obtained;

•
the approval by SuperBac shareholders of the Company Minutes and the amendment to the September 2021 Company ESOP to enable SuperBac to carry out the transactions contemplated by the Business Combination Agreement (the “SuperBac Shareholder Approval”) shall have been obtained;

•
approvals from the SuperBac shareholders in relation to the exercise of the SuperBac Warrants, the conversion of the SuperBac Class C Preferred Shares, and an increase in the number the SuperBac’s authorized issuable share capital as contemplated by the Business Combination Agreement shall have been obtained;

•
the approval by the Newco shareholders of the Acquisition Merger and such other actions contemplated by the Business Combination Agreement shall have been obtained;

•
the effectiveness of the Form F-4 and the absence of any issued or pending stop order by the SEC;

•
(i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved, and (ii) the PubCo Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance

•
the absence of any law or order preventing or prohibiting the consummation of the Business Combination and other related Transactions;

•
receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement; and

•
the Investment Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement and the Newco Joinder Agreement shall have been duly executed and delivered on or prior to the Acquisition Closing.

The obligations of XPAC to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing Date are subject to the satisfaction of the following additional conditions:
•
the representations and warranties of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 contained in the Business Combination Agreement and the representations and warranties of the Newco Joinder Agreement pertaining to due authorization and capitalization and voting rights, shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date;

•
each of the other representations and warranties of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 contained in the Business Combination Agreement shall be true and correct as of the Initial Closing Date, except as qualified in the Business Combination Agreement;

•
each of the covenants and obligations of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects, except as set forth in the Business Combination Agreement; and

•
absence of any material adverse effect with respect to SuperBac and its subsidiaries following the execution of the Business Combination Agreement that exists as of the Closing Date.

The obligations of PubCo, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions:
•
the representations and warranties of XPAC contained in the Business Combination Agreement pertaining to due authorization, absence of changes and capitalization and voting rights shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date;

•
each of the other representations and warranties of XPAC contained in the Business Combination Agreement, and of Newco contained in the Newco Joinder Agreement, shall be true and correct as of the Initial Closing Date, except as qualified in the Business Combination Agreement; and

•
each of the covenants of XPAC to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects.

The obligations of SuperBac to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing are subject to the satisfaction of the following additional conditions:
•
on the Acquisition Closing Date, the Minimum Cash Condition must be satisfied;

•
on the Acquisition Closing Date, XPAC shall have at least $5,000,001 in net tangible assets after giving effect to the XPAC Share Redemptions;

•
absence of any material adverse effect with respect to XPAC following the execution of the Business Combination Agreement that exists as of the Closing Date; and

•
XPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to the Business Combination Agreement, available to XPAC, including for the payments to be made by XPAC under the Business Combination Agreement on the Acquisition Closing Date.

Certain Agreements Related to the Business Combination (Page 277)
Voting and Support Agreement
On April 25, 2022, PubCo, XPAC, SuperBac and certain SuperBac shareholders (limited to certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of SuperBac) holding an aggregate of at least 95.0% but potentially less than 100% of the voting share capital of SuperBac entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, such SuperBac shareholders have agreed (a) to vote or, if their respective SuperBac Shares are then held by a Shareholder Entity, to cause such Shareholder Entity to vote (i) in favor of the Transactions to which SuperBac or Newco will be a party and in favor of the SuperBac Shareholder Approval, (ii) in favor of the Transactions to which SuperBac or Newco will be a party and in favor of the Newco Approvals (as defined in the Business Combination Agreement), and (iii) against any proposals that would impede in any material respect the consummation of the Transactions by SuperBac or Newco (or, in each case, agree to the passage of any such approval as a written resolution, if such approval is to be taken as such), and (b) not to transfer any SuperBac Shares or Newco shares held directly or indirectly by such SuperBac shareholders or their respective Shareholder Entities (as applicable) on or prior to the Acquisition Closing (subject to the exceptions set forth therein).
Lock-up Agreement and Lock-up Joinder Agreement
On April 25, 2022, certain SuperBac shareholders entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which, following the Acquisition Closing: (i) the SuperBac Founder has agreed to a two-year lock-up of his PubCo Ordinary Shares (other than the sale of up to R$70.0 million of PubCo Ordinary Shares), and (ii) substantially all of the other SuperBac shareholders have agreed a six-month lock-up period of his PubCo Ordinary Shares. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options, subject, in each case, to certain exceptions. For more information, see “Shares Eligible For Future Sale — Lock-up Agreement and Lock-up Joinder Agreement.”
On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Lock-up Joinder Agreement”) with XPAC, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and subject itself to a lock-up period of six months from the Acquisition Closing Date.
PIPE Subscription Agreements and Additional Permitted Financings
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor. As of the date of this proxy statement/prospectus, no definitive agreements have been entered into in connection with the Modal PIPE Financing, and the final structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be negotiated among the parties. XPAC and SuperBac currently expect that the structure and terms of the Modal PIPE Financing will be as described in this proxy statement/prospectus, but there can be no assurance that the Modal PIPE Financing will be entered into on the terms described in this proxy statement/prospectus or at all. See “Certain Agreements Related to the Business — Modal PIPE Financing” for more information about the Modal Letter of Intent and the related Modal PIPE Financing. If there are any material changes to the structure and terms of the Modal PIPE Financing as described in this proxy statement/prospectus, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe such changes.
The Business Combination Agreement includes a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition.
The Business Combination Agreement provides that, following its execution, but prior to the Initial Merger Effective Time, (i) with the prior written consent of SuperBac (which consent may not be unreasonably withheld), one or more PIPE Investors may agree to make one or more PIPE Investments, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per PubCo Class A Ordinary Share equal to $10.00, in each case, pursuant to any PIPE Subscription Agreements (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain Additional Permitted Financings (including, but not limited to, the Modal PIPE Financing) may be entered into in accordance with the Business Combination Agreement, in each case, in an effort to satisfy the Minimum Cash Condition. Any PIPE Investment or Additional Permitted Financing, including the Modal PIPE Financing, would be conditional upon consummation of the Business Combination and any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any such PIPE Investment or Additional Permitted Financing, including the Modal Warrants, would be issued on the day of the Acquisition Closing but immediately prior to the Acquisition Closing.
Any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any PIPE Investment or Additional Permitted Financing, including the Modal Warrants, will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or another available exemption from registration under, or transaction not subject to, the Securities Act. PubCo intends to grant to Modal customary registration rights in connection with the resale of the PubCo Class A Ordinary Shares issuable upon the exercise of the Modal Warrants, and PubCo would likely agree to grant to any PIPE Investors and investors in any Additional Permitted Financings certain customary registration rights in connection with any such investments.
There can be no assurance that any PIPE Investments, or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) will be entered into in connection with the Business Combination and there can be no assurance that the Minimum Cash Condition will be satisfied. If any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe the material terms of any such transactions. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
Sponsor Support Agreement
On April 25, 2022, the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to:
•
vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals;

•
be present at the XPAC shareholders’ meeting for purposes of constituting a quorum;

•
vote against any proposals that could reasonably be expected to (i) delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document or which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document and the transactions contemplated thereby, or (ii) intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document or would reasonably be expected to result in (a) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document or (b) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document not being fulfilled;

•
not redeem any XPAC Securities held by it;

•
not transfer any XPAC Securities held by it prior to the Acquisition Merger, subject to certain exceptions;

•
lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, during the periods of one year and 30 days, respectively, commencing as of the Acquisition Closing, subject to certain exceptions, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

•
not convert any working capital loans into XPAC warrants or other equity interests in, or convertible into, equity interests in XPAC;

•
reimburse PubCo for the Excess of XPAC Transaction Expenses on the terms and subject to the conditions set forth in the Sponsor Support Agreement, which may be in the form of a dollar-for-dollar cash reimbursement from the Sponsor to PubCo or the Sponsor’s forfeiture of an equivalent amount of PubCo Class A Ordinary Shares;

•
surrender and forfeit, for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares, as set forth under “The Business Combination Agreement — Consideration to be Received in the Business Combination — XPAC Shareholders Merger Consideration;” and

•
waive and not exercise, assert or perfect any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the Existing Governing Documents), including those rights that would otherwise apply pursuant to Section 17.3 of the Existing Governing Documents as a result of the issuance of PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document (which, for the avoidance of doubt, does not include their rights under Section 17.8 of the Existing Governing Documents, which provides that in no event may any XPAC Founder Share convert into PubCo Ordinary Shares at a ratio that is less than one-for-one).

In addition, pursuant to the Sponsor Support Agreement, upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement.
As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Ordinary Shares.
Investment Agreement and Investment Agreement Joinder
On April 26, 2022, SuperBac and certain SuperBac shareholders entered into an Investment Agreement (the “Investment Agreement”), pursuant to which, among other things, (i) all shareholders of SuperBac other than the SuperBac Founder agreed to, directly or indirectly, contribute their SuperBac shares into Newco in exchange for newly issued Newco Class A Shares, and (ii) the SuperBac Founder agreed, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued NewCo Class B Shares, in each case, as and to the extent contemplated by the Investment Agreement.
In addition, on May 26, 2022, one additional SuperBac shareholder entered into a joinder agreement (the “Investment Agreement Joinder”) with SuperBac, and XPAC, by which such SuperBac shareholder agreed to become a party, to be bound by, and to comply with the Investment Agreement in the same manner as if he was an original signatory to the Investment Agreement.
As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding SuperBac Shares are parties to the Investment Agreement.
A&R Registration Rights Agreement
Concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain SuperBac shareholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, within 30 days after the Acquisition Closing, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period.
In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing.
Following the Acquisition Closing, (i) holders of an aggregate of up to 29,463,188 PubCo Ordinary Shares will have registration rights pursuant to the A&R Registration Rights Agreement, and (ii) the resale of up to 4,347,826 PubCo Class A Ordinary Shares issuable pursuant to the exercise of the Modal Warrants is expected to be registrable pursuant to registration rights provisions of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, which, in the aggregate, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, represents 47.2% and 68.0%, respectively, of the outstanding PubCo Ordinary Shares (assuming a cash exercise in full of the Modal Warrants, but without taking into account any additional dilution sources, such as the PubCo Warrants).
Assignment, Assumption and Amendment Agreement
Immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder will enter into an assignment assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) pursuant to which XPAC will assign to PubCo on the Initial Closing Date all of its rights, interests, and obligations in and under the Warrant Agreement, which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Closing, one whole PubCo Class A Ordinary Share.
Newco Joinder Agreement
On September 28, 2022, Newco was formed for the purposes of the transactions contemplated by the Business Combination Agreement. On November 7, 2022, Newco became a party to the Business Combination Agreement for all purposes and subject to the terms and conditions thereunder, by executing and delivering the Newco Joinder Agreement, pursuant to which Newco made certain representations and warranties and agreed to be bound by the provisions of the Business Combination Agreement applicable to Newco.
Modal PIPE Financing
On August 22, 2022, SuperBac and XPAC entered into the Modal Letter of Intent with Modal. The Modal Letter of Intent contains a summary of the preliminary terms and conditions of a potential Additional Permitted Financing, with discussions and negotiations on the definitive terms and conditions of the Modal PIPE Financing to be conducted among the parties. The Modal Letter of Intent is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding). The Modal Letter of Intent provides that the Modal PIPE Financing is subject to the negotiation and execution of definitive agreements, the entry into of which is subject to prevailing market conditions and the satisfaction of certain customary conditions precedent (including, without limitation, all required approvals being obtained, including internal approvals of Modal, SuperBac and SuperBac Fertilizantes). As of the date of this proxy statement/prospectus, no definitive agreements, including no agreements related to the applicable collateral, have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties.

Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise (a) senior secured debt financing to be provided to SuperBac Fertilizantes in the principal amount of the Brazilian reais equivalent of $50.0 million, and (b) the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the Business Combination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. The Modal PIPE Financing is expected to generate aggregate gross proceeds payable to SuperBac Fertilizantes in Brazilian reais equivalent to $50.0 million.
Under the proposed terms as currently contemplated on the date of this proxy statement/prospectus, the Modal PIPE Financing will be contingent upon the consummation of the Business Combination, PIPE Investments of at least $100 million, and the satisfaction of certain other conditions precedent, and will be subject to termination in certain circumstances. Additionally, as currently contemplated on the date of this proxy statement/prospectus, the obligation of Modal to provide the Modal PIPE Financing could be terminated in certain circumstances, including political, financial, economic crises or changes in the capital markets, certain adverse changes in legislation, certain adverse changes in economic, financial, reputational, or operational conditions, certain substantial changes in the monetary policy of the Brazilian federal government, or certain extraordinary events of political, economic or financial nature, at Modal’s discretion. If the Modal PIPE Financing is not consummated, unless SuperBac elected to waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, or unless additional PIPE Investments and/or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
When the definitive documentation for the Modal PIPE Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal PIPE Financing. For further information on the Modal PIPE Financing, see “Certain Agreements Related to the Business Combination — Modal PIPE Financing.”
As disclosed elsewhere in this proxy statement/prospectus, on January 6, 2022, certain entities within the XP group entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a company incorporated in Brazil that is an indirect wholly owned subsidiary of XP Inc. and an affiliate of the Sponsor and XPAC), and if the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. and an affiliate of the Sponsor and, if the merger is completed before consummation of the Business Combination, XPAC. If the merger is not completed, then transaction documents contemplate that the XP group and Modal would implement an alternative structure whereby the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC. This could give rise to conflicts of interest as described elsewhere in this proxy statement/prospectus. For further information, see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing — Memorandum of Understanding to Merge Modal with Banco XP S.A.” and “Risk Factors —  Risks Related to PubCo — Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”
Fairness of the Business Combination
The XPAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The XPAC Board has substantial experience in evaluating the operating and financial merits of companies similar to SuperBac and believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The XPAC Board also determined, without seeking a valuation from a financial adviser, that SuperBac’s fair market value was at least 80% of the value of the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of execution of the Business Combination Agreement, based on SuperBac’s existing shareholders receiving PubCo Ordinary Shares at $10.00 per share. Accordingly, investors will be relying on the judgment of the XPAC Board as described above in valuing the SuperBac business and assuming the risk that the XPAC Board may not have properly valued such business. You should also read the section entitled “The Business Combination Proposal — The XPAC Board’s Reasons for Approval of the Business Combination.”
Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination
As of the date of this proxy statement/prospectus, there are (i) 21,961,131 XPAC Class A Ordinary Shares outstanding (which were issued as part of the units sold in the IPO), and (ii) 5,490,283 XPAC Class B Ordinary Shares outstanding (all of which are held by the initial shareholders). As of the date of this proxy statement/prospectus, there are 4,261,485 private placement warrants outstanding (all of which are held by the Sponsor) and 7,320,377 public warrants outstanding (which were issued as part of the units sold in the IPO). Each whole warrant entitles the holder thereof to purchase one XPAC Class A Ordinary Share and will entitle the holder thereof to purchase one PubCo Class A Ordinary Share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of XPAC’s outstanding public shares are redeemed in connection with the Business Combination), XPAC’s fully diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 39,033,276 XPAC Ordinary Shares.
The following table illustrates the varying ownership levels in PubCo Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and Modal Warrants).
	Share Ownership in PubCo(1)
	No Redemption Scenario(2)		Minimum Cash Condition Scenario(3)		Full Redemption Scenario(4)
	Percentage of Outstanding
	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares
XPAC public shareholders	50.9%	—	32.7%	—	—	—
Sponsor(5)	12.7%	—	12.2%	—	6.3%	—
SuperBac Founder(6)	—	100.0%	—	100.0%	—	100.0%
SuperBac Shareholders (other than the SuperBac Founder)(7)	36.4%	—	55.1%	—	93.7%	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

In connection with the Business Combination, PubCo will adopt a dual-class share structure, as discussed further in the section entitled “Advisory Governing Documents Proposals” below. Each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders. Only PubCo’s Class A Ordinary Shares will be listed and traded on Nasdaq. Only the SuperBac Founder will hold PubCo Class B Ordinary Shares.
The following table illustrates the varying voting power in PubCo immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).

	Voting Power in PubCo(1)
	No Redemption Scenario(2)	Minimum Cash Condition Scenario(3)	Full Redemption Scenario(4)
	Percentage of Voting Rights of Outstanding PubCo Ordinary Shares
XPAC public shareholders	17.4%	8.4%	—
Sponsor(5)	4.4%	3.1%	1.1%
SuperBac Founder(6)	65.7%	74.4%	83.1%
SuperBac Shareholders (other than the SuperBac Founder)(7)	12.5%	14.1%	15.8%
Total	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, the Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.
The following table illustrates the varying levels of equity interest and voting power in PubCo Ordinary Shares as a result of the exercise of PubCo Warrants and the Modal Warrants immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any dilution source other than the exercise of PubCo Warrants and the Modal Warrants).
	Equity Interest and Voting Power in PubCo After Exercise of PubCo Warrants and the Modal Warrants(1)
	No Redemption Scenario(2)		Minimum Cash Condition Scenario(3)		Full Redemption Scenario(4)
	Equity Interest	Voting Power	Equity Interest	Voting Power	Equity Interest	Voting Power
XPAC public shareholders	43.5%	20.7%	31.3%	12.8%	16.1%	5.5%
Sponsor(5)	14.5%	6.9%	14.5%	5.9%	12.1%	4.1%
SuperBac Founder(6)	12.3%	58.3%	16.0%	65.6%	21.4%	73.2%
SuperBac Shareholders (other than the SuperBac Founder)(7)	23.3%	11.1%	30.4%	12.5%	40.7%	13.9%
Modal(8)	6.5%	3.1%	7.9%	3.2%	9.6%	3.3%
Total (assuming exercise of all PubCo Warrants and Modal Warrants)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(8)
Assumes that the Modal Warrants are exercised for cash resulting in the issuance of 4,347,826 PubCo Class A Ordinary Shares.

The foregoing tables are provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the ownership and voting power percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Agreement — Consideration to be Received in the Business Combination.” In addition, the share numbers above do not take into account sources of dilution other than the PubCo Warrants and the Modal Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the PubCo Equity Plan following the consummation of the Business Combination.
Redemption Rights (Page 186)
Pursuant to the Existing Governing Documents, XPAC is providing XPAC shareholders with the opportunity to have their public shares redeemed at consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an initial business combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding XPAC Class A Ordinary Shares included as part of the units sold in the IPO, subject to the limitations described in this proxy statement/prospectus. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the deferred underwriting commission we will pay to the underwriter of the IPO if the Business Combination is consummated or the deferred advisory fees that XPAC will pay to the financial adviser for the IPO if the Business Combination is consummated. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of November 30, 2022 of $222,021,060, the estimated per share redemption price would have been approximately $10.11. XPAC shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal and the other proposals. The Existing Governing Documents provide that a public shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any XPAC Class A Ordinary Shares, will be restricted from exercising this redemption right in an amount of shares exceeding 15% of the public shares in the aggregate without the prior consent of XPAC. There will be no redemption rights with respect to the warrants. Pursuant to the Sponsor IPO Letter Agreement, the Sponsor and XPAC’s officers and directors have agreed to waive their redemption rights with respect to their XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination. Permitted transferees of the Sponsor will be subject to the same obligations. Upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement.

Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of income taxes payable) in connection with the liquidation of the Trust Account or if we subsequently complete a different initial business combination on or prior to August 3, 2023 or during any extension period, and such shares are tendered for redemption in connection with such different initial business combination.
XPAC will pay the redemption price to any public shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination.
Each redemption of public shares by XPAC’s public shareholders will decrease the amount in our Trust Account, which held $220,891,656 as of September 30, 2022. In no event will XPAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001, after giving effect to the XPAC Share Redemptions. See the section entitled “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Holders of our outstanding warrants will not have redemption rights with respect to such warrants. Assuming the closing warrant price on Nasdaq of $0.06 as of November 29, 2022, the aggregate fair value of warrants that can be retained by the public shareholders (including redeeming shareholders), is $439,223. The actual market price of the warrants may be higher or lower on the date that an XPAC warrantholder seeks to sell such warrants. Additionally, we cannot assure XPAC warrantholders that they will be able to sell their warrants in the open market as there may not be sufficient liquidity in such securities when an XPAC warrantholder wishes to sell their warrants. Further, while the level of redemptions of public shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the holder of warrants who exercises such warrants will ultimately own a greater interest in PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Related to PubCo — Future resales of PubCo Ordinary Shares issued to SuperBac shareholders and other significant shareholders may cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.”
Description of PubCo Share Capital (Page 435)
PubCo is a Cayman Islands exempted company. Its affairs are governed by its Memorandum and Articles of Association and the Companies Act.
Upon consummation of the Business Combination, the authorized share capital of PubCo will be $[•] divided into [•] shares of par value of $0.000001 each, of which [•] shall be designated as PubCo Class A Ordinary Shares and [•] shall be designated as convertible PubCo Class B Ordinary Shares. As of the date of this proxy statement/prospectus, there was one PubCo ordinary share issued and outstanding. See “Description of PubCo Share Capital.”
PubCo Management Following the Business Combination (Page 424)
The Business Combination Agreement provides that, immediately following the Closing, PubCo’s board of directors will consist of seven directors. The initial composition of PubCo’s board of directors will be: (i) two directors to be appointed by the Sponsor, provided that at least one out of such Sponsor directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee, in each case, subject to such individuals not being Excluded Appointees; and (ii) five directors to be appointed by the SuperBac Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho), provided, that at least two out of such directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. The Proposed Governing Documents provide that the SuperBac Founder shall have the right to increase the total number of directors on PubCo’s board of directors from seven to nine and to subsequently decrease such number from nine to seven. The Proposed Governing Documents also include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo Ordinary Shares is above certain specified thresholds. For so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate a majority of the designees to the board, as set forth in the Proposed Governing Documents.
The directors of PubCo will include: (i) Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors), as appointed by the SuperBac Founder, (ii) Guilherme Teixeira (as director) and Camilo de Oliveira Tedde (as independent director), as appointed by the Sponsor, and (iii) other directors appointed by the SuperBac Founder pursuant to the Business Combination Agreement and the Proposed Governing Documents.
As mentioned above, Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.
PubCo’s executive team following the Closing is expected to be comprised of Luiz Augusto Chacon de Freitas Filho as President and Chief Executive Officer, Mozart Fogaça Júnior as Vice President, Wilson Ernesto da Silva as Chief Financial Officer, Giuliano Pauli as Chief Operating Officer, André Luiz Morais as Chief Marketing Officer and Marco Antonio Gomes as Chief Human Resources Officer. See “PubCo Management Following the Business Combination — Executive Officers and Directors.”
Accounting Treatment (Page 307)
Pursuant to the terms of the Business Combination Agreement, upon consummation of the Business Combination, the shareholders of PubCo shall comprise the former shareholders of SuperBac and certain of the former shareholders of XPAC (including the holders of the public shares of XPAC which are currently publicly traded). Upon consummation of the Business Combination, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants), (i) the Sponsor together with the current independent directors of XPAC are expected to own approximately 10.7% of PubCo, (ii) XPAC’s existing public shareholders are expected to own approximately 42.7% of the outstanding share capital of PubCo, and (iii) the SuperBac shareholders that become shareholders of PubCo are expected to own approximately 46.6% of the outstanding share capital of PubCo (which includes approximately 20.3% held by the Temasek Entities) and control PubCo, as the ongoing operations of PubCo will be those of SuperBac, managed by SuperBac’s senior management team.
XPAC does not meet the definition of a “business” pursuant to IFRS 3 as it is a listed shell company holding only the cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Transaction is expected to be accounted for as a reverse recapitalization, equivalent to the issuance of shares by PubCo for the net monetary assets of SuperBac, accompanied by a recapitalization. The net assets of SuperBac will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of PubCo Ordinary Shares issued over the fair value of XPAC’s net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The unaudited pro forma condensed combined financial information assumes that the warrants will be accounted for as liabilities in accordance with IAS 32 following the consummation of the Business Combination and, accordingly, will be subject to ongoing mark-to-market adjustments through the statement of operations.

Appraisal or Dissenters’ Rights (Page 188)
No appraisal or dissenters’ rights are available to holders of XPAC Class A Ordinary Shares or the warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Initial Merger, under the section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.
The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after a merger is authorized. It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available.
However, pursuant to the terms of the Business Combination Agreement, if an XPAC shareholder validly exercises their dissenters’ rights under the Companies Act, (i) either XPAC or SuperBac may determine not to effect the consummation of the Initial Merger until after the expiry of the specified period in order to avail themselves of the exemption at section 239(1) of the Companies Act, and (ii) unless XPAC and SuperBac elect by agreement in writing to waive the relevant provisions of the Business Combination Agreement, no party to the Business Combination Agreement will be obligated to commence the Initial Closing until such specified period has lapsed.
Regardless of whether dissenters’ rights are or are not available, XPAC shareholders can exercise the rights of redemption described herein. The XPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.
Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Status as Emerging Growth Company
Each of XPAC and SuperBac is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and PubCo is and, following the Business Combination, will be, an “emerging growth company.” As such, PubCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” and may not be required to, among other things, (1) provide an auditor’s attestation report on its system of internal control over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. If some investors find the PubCo Securities less attractive as a result, there may be a less active trading market for the PubCo Securities and the prices of the PubCo Securities may be more volatile.
PubCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO or (b) in which it has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) it is deemed to be a large accelerated filer, which means the market value of PubCo Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, or (y) the date on which it has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.
Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination (Page 247)
When considering the recommendation of the XPAC Board that our shareholders vote in favor of the approval of the Business Combination, XPAC shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with the interests of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. XPAC shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:
•
the fact that our initial shareholders hold 5,490,283 XPAC Founder Shares (including 5,400,283 XPAC Founder Shares held by our Sponsor), for which our Sponsor paid $25,000, will convert on a one-for-one basis, into 5,490,283 PubCo Class A Ordinary Shares as of the Initial Merger Effective Time, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in PubCo, as shown in the table below, and will be worthless if we do not consummate our initial business combination:

	XPAC Class B Ordinary Shares(1)	Value of XPAC Class B Ordinary Shares implied by Business Combination(2)	Value of XPAC Class B Ordinary Shares based on recent trading price(3)
Sponsor	5,400,283	$54,002,830	$53,732,816
Chu Chiu Kong	—	—	—
Guilherme Teixeira	—	—	—
Fabio Kann	—	—	—
Marcos Peixoto	—	—	—
Denis Pedreira	30,000	$300,000	$298,500
Ana Cabral-Gardner	30,000	$300,000	$298,500
Camilo de Oliveira Tedde	30,000	$300,000	$298,500

(1)
Interests shown consist solely of XPAC Founder Shares. Such shares will automatically convert into PubCo Class A Ordinary Shares upon the Initial Merger Effective Time on a one-for-one basis.

(2)
Assumes a value of $10.00 per share, the deemed value of the PubCo Class A Ordinary Shares in the Business Combination. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(3)
Assumes a value of $9.95 per share, which was the closing price of the XPAC Class A Ordinary Shares on Nasdaq on November 29, 2022. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

•
the fact that if our initial business combination is not consummated by August 3, 2023 or during any extension period, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 4,261,485 private placement warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $255,689, as of November 29, 2022 (based on $0.06 per warrant, which was the closing price of the XPAC Warrants on Nasdaq on November 29, 2022);
•
the fact that given the differential in the purchase price that our Sponsor paid for the XPAC Class B Ordinary Shares as compared to the price of the public shares sold in the IPO and the 5,400,283 PubCo Class A Ordinary Shares that the Sponsor will receive upon conversion of the XPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trades below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the consummation of the Business Combination;

•
the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if XPAC fails to complete a business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of an initial business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 3, 2023 or during any extension period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, unless an initial business combination is completed, XPAC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees) from funds outside of the Trust Account, which funds are limited;

•
the fact that, in March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note;

•
the fact that pursuant to the A&R Registration Rights Agreement, the Sponsor can demand registration of its registrable securities and it will also have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing, whereas it does not have such rights today;

•
the potential for one of our directors or officers to be appointed as a director or officer of PubCo;

•
the continued indemnification of current directors and officers of XPAC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Acquisition Closing;

•
the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, which could give rise to conflicts of interest as (i) XPAC, the Sponsor and XP Investments US (which was engaged as a Co-Placement Agent in connection with seeking PIPE Investments) are affiliates of XP, and (ii) XPAC’s management team and two members of the XPAC Board are currently employed by an affiliate of XP and are not independent of XP;

•
the fact that the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC, because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing”;

•
the fact that certain of our directors and officers currently have, and any of them in the future may have additional fiduciary and contractual duties to other entities, including without limitation, XP and XP affiliated entities, which includes accounts and investment vehicles related to them and their portfolio companies. Specifically, certain of our officers and directors are employed by or affiliated with XP and its direct and indirect affiliates, including XP Asset Management. These entities may compete with us for acquisition opportunities and may have overlapping investment objectives and potential conflicts may arise with respect to XP’s decision regarding how to allocate investment opportunities among these funds; and

•
the fact that Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “The Business Combination Proposal — Certain Other Interests in the Business Combination.”
The XPAC Board’s Reasons for Approval of the Business Combination (Page 217)
The XPAC Board, in evaluating the Business Combination, consulted with XPAC’s management team and legal and other advisors in reaching its decision at its meeting on April 20, 2022 to approve and adopt the Business Combination Agreement and the Business Combination contemplated thereby. At this and at prior meetings, the XPAC Board considered a variety of factors weighing positively and negatively with respect to the Business Combination. In light of the number and variety of factors considered in connection with its evaluation of the Business Combination, the XPAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The XPAC Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors of the XPAC Board may have given different weight to different factors. This explanation of XPAC’s reasons for the XPAC Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Before reaching its decision to approve the execution of the Business Combination Agreement, the XPAC Board reviewed the results of due diligence activities conducted by XPAC’s management team, including with the assistance of XPAC’s professional advisors and consultants, which included:

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Meetings with SuperBac’s Management: Extensive meetings and calls with SuperBac’s management team regarding SuperBac’s products, operations (including a visit to SuperBac’s new biofactory that was inaugurated in 2021), business model, research and development activities, commercial strategies, competitive landscape and positioning, historical and projected financial performance, among other topics, as well as the review of information provided to XPAC by SuperBac during the due diligence activities of XPAC’s management.

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Industry, Strategy and Business Plan Diligence: Research on the industry verticals in which SuperBac operates or plans to operate, and an analysis of SuperBac’s strategy and business plan to evaluate SuperBac’s growth plans and market opportunity, including the following:

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Review by XPAC’s management of publicly available information on relevant industry verticals, as well as an evaluation by XPAC’s management, with the assistance of information compiled by McKinsey, of historic and projected growth trends, market size, market share, competitive landscape, relevant industry trends, challenges in expanding across industry verticals, and product development and go-to-market process in relevant industry verticals, among other topics.

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Evaluation of SuperBac’s strategy and business plan, particularly in relation to (i) growth of SuperBac’s crop nutrition products beyond existing regions and crops, (ii) growth plans for biological crop protection, (iii) medium-term opportunities for biologically-based products in the adjacent industries of deodorizing products for home and pet care, oil & gas and sanitation, and (iv) longer-term opportunities in animal feed, cosmetics and other home care applications. The information used by XPAC’s management in this evaluation included information provided to XPAC by SuperBac, as well as the results of discussions between McKinsey, SuperBac and other industry participants (as described below) to assist XPAC’s management in evaluating SuperBac’s strategy and business plan. XPAC’s management evaluated information provided by McKinsey including an analysis of opportunities for SuperBac’s current and potential biologically-based solutions, industry dynamics, the value proposition of SuperBac’s products and research and development pipeline, product distinctiveness, differentiation and substitution, factors influencing product adoption, commercialization and go-to-market considerations.

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The evaluation by XPAC’s management included a review of industry insights obtained from multiple meetings and calls conducted by McKinsey with industry professionals (which were conducted without referring to XPAC or a potential transaction in order to maintain deal confidentiality), including discussions with current and potential customers, competitors and other participants within the industry ecosystem, in order to assist XPAC’s management in evaluating SuperBac’s business model, customer and market perception, customer satisfaction, differentiation against other products, among other topics.

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Historical Financial Information: Review of SuperBac’s historical financial statements prepared under Brazilian GAAP, which were the only audited financial statements of SuperBac then available.

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Projected Financial Information: Review of the Projections prepared by SuperBac’s management, including discussions with SuperBac’s management to enable XPAC’s management to understand and evaluate the key assumptions underpinning the Projections, as described further below.

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Financial and Valuation Analyses: Financial and valuation analysis of the SuperBac business and the Business Combination, including a review of the comparable companies analysis prepared by XPAC’s management, as described in this proxy statement/prospectus.

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Legal, Accounting, Financial, Tax and Labor Due Diligence: Review of the legal due diligence conducted by Shearman and Mattos Filho, based on the documents and information made available by SuperBac which included, among other things, a review of corporate documents, material commercial and financing contracts, litigation, labor matters, tax matters, real estate matters, environmental matters, intellectual property matters and regulatory and compliance matters. In addition, the accounting, financial, tax and labor due diligence review in relation to SuperBac was discussed.

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Satisfaction of Criteria: Extent to which SuperBac satisfied the general, non-exhaustive criteria and guidelines that XPAC believes are important in analyzing prospective target businesses for a business combination, as described below.

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Public Company Readiness: Assessment of SuperBac’s public company readiness.

As described in the prospectus for the IPO, XPAC identified general, non-exhaustive criteria and guidelines that XPAC believed would be important in analyzing prospective target businesses for a business combination. These criteria and guidelines are not intended to be exhaustive XPAC indicated its intention to acquire a company that it believes possesses the following characteristics:
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is a leading player and high-quality asset within the Brazilian economy, with strong growth potential;

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is fundamentally sound, has a resilient business model, and has a historically consistent operational and financial performance;

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is preferably in, but is not limited to, the healthcare, financial services, education, consumer goods and retail and technology sectors;

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has strong, experienced management teams with long-term commitment, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

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has a defensible market position, with demonstrated advantages when compared to its competitors and which creates barriers to entry against new competitors;

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has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer preferences, suppliers and competitors;

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provides an opportunity for strategic add-on acquisitions;

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has attractive potential for international or regional expansion;

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will offer an attractive risk-adjusted return for its shareholders, potential upside through growth in the target business and an improved capital structure, all of which will be weighed against any identified downside risks;

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can benefit from being publicly traded and can utilize access to broader capital markets;

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has a strong corporate governance and internal processes with standards comparable to a publicly listed company; and

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has an ESG framework in place and is positioned to combine corporate social responsibility with profitability.

Based on the documents and other information provided to the XPAC Board, including the results of the due diligence investigations of SuperBac and the industry in which it operates, including the financial and other information provided by SuperBac in the course of negotiations, the XPAC Board believes that SuperBac meets the majority of the general, non-exhaustive criteria and guidelines listed above. See “Business Combination Proposal — The XPAC Board’s Reasons for the Business Combination.”
The XPAC Board considered the following material factors and viewpoints as generally supporting its decision to enter into the Business Combination Agreement and to recommend the Business Combination to XPAC shareholders. The following material factors and viewpoints are not presented in any order of significance or weighting, and the XPAC Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decision:
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Well-positioned for Long-term Growth: The XPAC Board believes that SuperBac is well-positioned for growth as a result of the following factors, which the XPAC Board believes demonstrate SuperBac’s long-term intrinsic value potential:

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SuperBac’s position as a pioneering biotech player in Brazil that used its bacteria library to develop a crop nutrition solution that is more sustainable and efficient, with a biotech platform that offers the potential to develop biologically-based products for a range of industries. For example, in SuperBac’s agribusiness vertical, SuperBac’s flagship product, Supergan decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on SuperBac’s internal studies. For more information on these internal studies and their limitations, see “Business of

SuperBac — Our Business Verticals and Key Products — Agribusiness.” In addition, SuperBac’s biologically-based crop protection solutions have shown superior effectiveness against most of the main pests and diseases affecting agricultural production in Brazil, such as caterpillars, fungal and bacterial diseases and nematodes as compared to traditional chemical pesticides (based on studies conducted by Universidade Estadual Paulista and the Phytus Institute — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these internal studies and their limitations), without the same level of harmful environmental effects as traditional synthetic chemicals. SuperBac’s crop protection solutions are subject to ordinary course regulatory approval requirements from Brazilian governmental authorities, which SuperBac expects to obtain by the end of 2023. XPAC’s management team and the XPAC Board believe that SuperBac has the potential to leverage its experience in developing and commercializing biologically-based products for crop nutrition to develop products in a range of industries to address increasing market demand for more environmentally sustainable solutions. Furthermore, the XPAC Board believes that SuperBac has a competitive advantage in biotech solutions for agribusiness, through its database of bacterial strains and mapping of soil biomes across Brazil to enable the identification of bacteria that can be used to maximize performance. The XPAC Board noted that SuperBac is coming to market at a critical time in the global chemical supply chain, with trends that favor alternatives based on more sustainable product solutions.
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SuperBac’s commitment to investing in research and development, with a track-record of over 20 years of research & development and operations bolstered by strong in-house research & development capacities. The XPAC Board considered that, within its research & development and operational teams, SuperBac had 147 employees in biotech and 281 employees in agriculture, including 70 employees undertaking research and development activities that are dedicated exclusively to the development of innovations. The XPAC Board believes this track record and expertise enables SuperBac to drive attractive growth opportunities.

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SuperBac has recently made significant capital investments in its business (R$33.6 million of capital expenditures in 2021, of which R$23.5 million related to the construction of the state-of-the-art biofactory and R&D complex, which increased SuperBac’s production volume capacity). The XPAC Board believes that this gives SuperBac additional capacity to support revenue growth in the short to medium term, providing potential diversification into the crop protection industry and other sectors such as oil & gas, sanitation, home care and animal nutrition.

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The XPAC Board believes that SuperBac has multiple levers through which it has the potential for long-term growth, including the ability to increase penetration in existing crop nutrition markets and the potential to capitalize on untapped opportunities with respect to product line expansions, including crop protection solutions and adjacent industries, as well as longer-term opportunities in non-agricultural products. The XPAC Board believes that SuperBac has a compelling potential addressable market size with multiple potential pathways to capitalize on significant market opportunities.

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Favorable Prospects for Future Growth and Financial Performance. The XPAC Board considered the current information and forecast estimates and the Projections from SuperBac’s management team relating to SuperBac’s business, prospects, financial condition, operations, technology, products, management, competitive position, and strategic business goals and objectives. The XPAC Board also considered general economic, geopolitical, industry and financial market conditions, and the opportunities and competitive factors within SuperBac’s industry.

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Continued Ownership by Sellers. The XPAC Board considered that SuperBac’s existing shareholders would be receiving a significant amount of PubCo Ordinary Shares in the Business Combination, who would be “rolling over” a significant portion of their investment in SuperBac into PubCo Ordinary Shares. The current SuperBac shareholders are expected to hold approximately 46.6% of PubCo after Closing, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business

Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). See “Beneficial Ownership of Securities” for additional information.
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Results of Due Diligence. The XPAC Board considered the scope of the due diligence investigation conducted by XPAC’s management team and XPAC’s outside professional advisors and reviewed and discussed in detail the results of such due diligence processes. The XPAC Board noted that these due diligence processes included extensive in-person and virtual meetings with SuperBac’s representatives regarding SuperBac’s business, operations, business plan, financial performance, financial projections and the proposed transaction. The due diligence process also included an extensive review of materials related to SuperBac that were made available to XPAC and its professional advisors by SuperBac, including financial statements, key metrics and performance indicators, industry data, material contracts, labor matters, intellectual property matters, real property matters, information technology matters, privacy and personal data matters, litigation information, environmental matters, regulatory and compliance matters and other legal and business information deemed material. At the end of this process, XPAC was satisfied with the results of its due diligence investigations. It reaffirmed XPAC’s initial assessment of SuperBac’s business performance, and the results of those due diligence investigations did not have a material impact on subsequent negotiations of the terms of the Business Combination.

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Mission-Driven Leadership Team with a Strong Track Record. Led by Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and Chief Executive Officer, the XPAC Board believes that SuperBac has built a strong and experienced management team with a proven track record of research & development, innovation and bringing products to market. The XPAC Board is confident in the deep industry knowledge and strategic vision of the SuperBac management team and believes that the XPAC and SuperBac teams will form a collaborative and effective long-term partnership that is positioned to create and enhance shareholder value going forward. The XPAC Board believes that the fact that SuperBac’s executive management team is expected to remain as PubCo’s executive management team following Closing will provide important continuity in advancing SuperBac’s strategic and growth objectives.

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Lock-up. The XPAC Board noted that, pursuant to the Lock-up Agreement, subject to certain exceptions, following Closing, the SuperBac Founder has agreed to a two-year lock-up period (other than the sale of up to R$70.0 million of PubCo Class A Ordinary Shares), the Sponsor has agreed to a one-year lock-up period, and substantially all of the other the existing shareholders of SuperBac (including the Temasek Entities) have agreed a six-month lock-up period. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options. The XPAC Board noted that these agreed lock-up periods are expected to provide stability to PubCo, and, in particular, that the two-year lock-up period agreed to by the SuperBac Founder will provide significant long-term alignment between the interests of PubCo and its shareholders and those of the SuperBac Founder.

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ESG Value-Oriented Strategy. The XPAC Board believes that SuperBac has developed multiple strategies to focus on environmental, social and governance principles and has a product offering with impressive inherent ESG benefits. Environmental practices are intrinsic to SuperBac’s core business, including through biofertilizers that regenerate the soil, increase crop yields and reduce the use of chemicals. While not currently at significant scale, SuperBac’s oil and gas and wastewater treatment products focus on bioremediation and treatment of contamination and waste. In addition, SuperBac also participates in social programs such as sewerage pretreatment in a community with no access to basic sanitation.

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Attractive Valuation. As further described below, the XPAC Board reviewed the market capitalization, implied enterprise value and EBITDA and revenue multiples and other metrics of certain publicly traded companies that XPAC’s management team believed had business and industry characteristics which, for the purposes of its analysis, were similar to SuperBac, based on their professional judgment and expertise. The XPAC Board determined that the consideration payable for the shares of SuperBac, to be calculated as described in this proxy statement/prospectus was at an attractive level when compared with the comparable company metrics as described in this proxy statement/prospectus. The agreed valuations for SuperBac resulted from negotiations between the parties and the judgment of XPAC’s management team and the XPAC Board, and was not specifically based on the information provided with respect to the comparable companies metrics as described in this proxy statement/prospectus.
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Benefit from Being a Public Company: The XPAC Board considered that increased funding and exposure is expected to allow SuperBac to bring additional products to market and drive investment in research & development to promote long-term growth. The XPAC Board also considered that, as a publicly traded company, SuperBac may have access to additional financing sources that were not available to it as a privately held business.

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Terms of the Business Combination. The XPAC Board reviewed and considered the terms of the Business Combination Agreement and the related agreements, including the financial and other terms of such agreements, the conditions to the obligations of the parties to the Business Combination Agreement and the ability to terminate such agreements under the circumstances described therein. The XPAC Board also considered that the terms of the Business Combination Agreement and the related agreements were reasonable and the product of arms-length negotiations between XPAC’s management team and its legal advisors and SuperBac’s management team and its legal advisors. See the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination” for detailed discussions of the terms and conditions of these agreements.

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Redemption Rights. The XPAC Board considered the fact that, in connection with the Business Combination, XPAC shareholders have the option to (i) retain their investment in XPAC shares and become shareholders of PubCo at consummation of the Business Combination, (ii) sell their XPAC public shares in the open market, or (iii) redeem their public shares for the per share amount held in the Trust Account pursuant to the terms of the Existing Governing Documents. Therefore, if the Business Combination is consummated, holders of XPAC’s public shares may have all or any portion of their public shares redeemed for cash, regardless of whether they vote for or against the Business Combination Proposal. This redemption option will allow each holder of XPAC public shares to choose whether or not to invest in SuperBac. If the Business Combination is not consummated, this redemption option will not be available until XPAC finds and consummates an alternative business combination transaction in the future, which could take substantial time and may never occur.

In the course of its deliberations, the XPAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Transactions, including, among others, the following (which are not weighted or presented in any order of significance). The following risks, uncertainties and potentially negative reasons is not comprehensive. Shareholders are encouraged to read the “Risk Factors” section of this proxy statement/prospectus in its entirety for a more detailed discussion of the risks associated to SuperBac, XPAC, the Business Combination and the Transaction.
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SuperBac’s Business Risks and that Benefits May Not Be Achieved. The XPAC Board considered that XPAC shareholders would be subject to the execution risks associated with PubCo (and indirectly SuperBac) if they retained their XPAC public shares following Closing, which risks are different from the risks related to holding XPAC public shares prior to Closing. In this regard, the XPAC Board considered that there were risks associated with successful implementation of SuperBac’s long-term business plan and strategy and risks to PubCo and SuperBac realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control. The XPAC Board considered the risk that the potential benefits of the Business Combination, including SuperBac’s failure to grow and expand into different markets and products, may not be fully achieved, or may not be achieved within the expected timeframe, and can be influenced by factors including SuperBac’s access to financing and working capital. In addition, the XPAC Board considered the risk that the future financial performance of SuperBac may not meet the expectations of the XPAC Board due to factors within or outside SuperBac’s control. XPAC shareholders may not fully realize the anticipated benefits to the extent that they expected to retain the public shares following the consummation of the Business Combination.

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Projections May Not Be Achieved and Valuation Depends on Future Performance. The XPAC Board considered the risk that SuperBac may not realize the financial performance as set forth in the Projections presented to XPAC’s management team and the XPAC Board. The Projections, including for net operating revenue and Adjusted EBITDA, as well as other forward-looking expectations as to SuperBac’s business, growth and market opportunity, are subject to significant risks, assumptions, estimates and uncertainties and SuperBac’s operating results may vary significantly, which may make future results difficult to predict with certainty (while all projections are necessarily speculative, the XPAC Board believes that prospective financial information covering multiple years is increasingly uncertain with each successive year as the underlying assumptions become increasingly less predictable). The valuation of SuperBac agreed to in the Business Combination Agreement was based in large part on SuperBac’s projected performance in calendar years 2022 through to 2026. Although the XPAC Board believed that the valuation ascribed to SuperBac was fair at the time the Business Combination was announced, there is risk that, if SuperBac does not perform as was expected, the valuation agreed to in the Business Combination Agreement may not reflect the fair market value of SuperBac at the time of Closing.

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Macroeconomic and Geopolitical Risks. The XPAC Board considered that macroeconomic uncertainty and geopolitical risks outside the control of SuperBac could adversely impact SuperBac’s business and financial performance. Such factors include the COVID-19 pandemic, the military conflict between Russia and Ukraine, international supply chain constraints, and the 2022 presidential elections in Brazil.

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Post-Business Combination Corporate Governance. The XPAC Board considered the corporate governance provisions of the Business Combination Agreement and related documentation, as well as the Proposed Governing Documents, and the effect of those provisions on the governance of PubCo following Closing. The dual class voting structure of PubCo is expected to result in the SuperBac Founder holding approximately 65.7% of the voting rights in PubCo, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). The Proposed Governing Documents include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo Ordinary Shares is above certain specified thresholds. For so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate a majority of the designees to PubCo’s board of directors, as set forth in the Proposed Governing Documents. The XPAC Board was aware that this right is not available to XPAC public shareholders who will be in a minority position, including shareholders that may hold a large number of shares, whereas they currently hold a majority position in XPAC. The SuperBac Founder will have decisive influence over matters requiring shareholder approval by ordinary resolution and significant influence over matters requiring shareholder approval by special resolution, including significant corporate transactions. See “The Business Combination Agreement—Board of Directors.”

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Exclusivity. The fact that the Business Combination Agreement includes a non-solicitation provision that generally prohibits XPAC from soliciting other business combination proposals, which limits XPAC’s ability to consider other potential initial business combinations prior to the termination of the Business Combination Agreement.

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Minimum Cash Condition. The XPAC Board considered that the consummation of the Business Combination is conditioned upon satisfaction of the Minimum Cash Condition. If there are significant redemptions by public shareholders prior to the consummation of the Business Combination pursuant to the Existing Governing Documents, thereby reducing the amount of cash available in the Trust Account, and/or if no alternative debt or equity financing arrangement is secured, and/or if significant non-redemption commitments are not obtained from existing public shareholders, then the Minimum Cash Condition may not be satisfied. In the event the Minimum Cash Condition is not satisfied, the Business Combination could not be consummated unless the Minimum Cash Condition is waived by SuperBac.

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Closing of the Business Combination May Not Occur, Which May Indirectly Cause the Liquidation of XPAC. The risks and costs to XPAC if the Business Combination is not consummated due to (i) the non-fulfillment of any closing condition, many of which are not within XPAC’s control, including approval by XPAC shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination, or (ii) other circumstances, including the risk of diverting XPAC’s management team focus and resources to other business combination opportunities, which could result in XPAC being unable to effect an initial business combination by August 3, 2023 (or during any extension period) which would force XPAC to liquidate the Trust Account and would cause the warrants to expire worthless.

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Limitations of Due Diligence. Although XPAC conducted due diligence on SuperBac, the scope of its review was limited by the time available, the materials provided by SuperBac, the extent of publicly available information, and the inherent uncertainties in any due diligence process. Accordingly, there can be no assurance that XPAC discovered all material issues that may be present with regard to SuperBac’s business, or that factors outside of XPAC’s or SuperBac’s control will not later arise.

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No Third Party Valuation or Fairness Opinion. The XPAC Board considered that, in determining whether or not to proceed with the Business Combination, XPAC did not obtain any third party valuation or an opinion from an investment banking firm or another independent firm as to whether the Business Combination is fair to XPAC and its shareholders from a financial point of view.

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No Survival of Remedies for Breach of Representations, Warranties or Covenants of SuperBac. The XPAC Board considered that the terms of the Business Combination Agreement provide that XPAC will not have any surviving remedies against SuperBac or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of SuperBac set forth in the Business Combination Agreement. As a result, XPAC shareholders could be adversely affected by, among other things, an inaccurate representation or warranty in the Business Combination Agreement, whether determined before or after the Closing, without any ability to reduce the number of PubCo Ordinary Shares to be issued in the Business Combination or recover for the amount of any damages. The XPAC Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of SuperBac will be, collectively, the majority equityholders in PubCo and would therefore bear a majority of any such losses.

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Limitations on the Ability of the XPAC Board to Change its Recommendation. The terms of the Business Combination Agreement contain certain limitations on the ability of the XPAC Board to change its recommendation that the shareholders of XPAC vote in favor of the Business Combination.

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Fees and Expenses. The substantial fees and expenses associated with completing the Business Combination, as well as the substantial time and effort of XPAC’s management team required to complete the Business Combination.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

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Listing Risks. The challenges associated with preparing SuperBac, a private entity, for the applicable disclosure and listing requirements to which the new combined business will be subject as a publicly traded company on Nasdaq and the potential inability to maintain the listing of PubCo Securities on Nasdaq following the consummation of the Business Combination.

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Diversion of Management. The XPAC Board considered that the potential diversion of SuperBac’s management and employee attention prior to and following the consummation of the Business Combination may adversely affect SuperBac’s business.

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Public Company Readiness. While the XPAC Board believes SuperBac has a strong management team, the management team has limited experience managing a publicly traded company. In addition, SuperBac has identified certain material weaknesses in its internal control over financial reporting as of December 31, 2021, as further described in this proxy statement/prospectus. The material weaknesses identified relate to a failure to employ a sufficient number of qualified personnel to adequately ensure the appropriate accounting for non-routine transactions, failure to implement appropriate segregation of duties, including over review of journal entries, and failure to review the financial statements for appropriate presentation, including consideration of the application of Brazilian GAAP. These material weaknesses contributed to the identification of material prior year adjustments in SuperBac’s financial statements as part of the 2021 and 2020 financial statement audits. SuperBac’s management and infrastructure will need to develop quickly to support SuperBac as a publicly traded company, and there is a risk that SuperBac may not be able to recruit appropriately skilled professionals to properly prepare timely and accurate reports for filing with the SEC and to remediate the material weaknesses in its internal control over financial reporting.
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Additional Risks and Uncertainties. The risks described above does not purport to be a comprehensive description of all uncertainties, risks and other potentially negative reasons relevant to the Transactions. The XPAC Board also considered other risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors,” including risks associated with the Business Combination, the business of SuperBac and the business of XPAC, among other risks.

For more information about the XPAC Board’s decision-making process concerning the Business Combination, please see the section entitled “Business Combination Proposal — the XPAC Board’s Reasons for Approval of the Business Combination.”
Quorum and Vote Required for Shareholder Proposals (Page 185)
A quorum of XPAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if a majority of the XPAC Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of the Merger Proposal and the Advisory Governing Documents Proposals require a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Recommendation of the XPAC Board (Page 252)
The XPAC Board believes that the Business Combination Proposal and the other proposals be presented at the extraordinary general meeting are in the best interests of XPAC and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Advisory Governing Documents Proposals and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and XPAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.
Sources and Uses of Funds for the Business Combination
The following tables summarize the sources and uses for funding the Business Combination. Where actual amounts are not known or knowable, the figures below represent XPAC’s good faith estimate of such amounts.

Sources(1)	(in millions of dollars)
Existing cash held in Trust Account(2)	219.9
Equity consideration to SuperBac shareholders that become PubCo shareholders	239.7
Existing Sponsor equity at Closing	54.9
Modal PIPE Financing	50.0
Total Sources	564.5
Uses
Equity consideration to SuperBac shareholders that become PubCo shareholders	239.7
Existing Sponsor equity at Closing	54.9
Estimated XPAC Transaction Expenses and SuperBac Transaction Expenses(3)	18.5
SuperBac Reorganization Payments(4)	22.3
Remaining cash to balance sheet of PubCo	229.1
Total Uses	564.5

(1)
Totals might be affected by rounding. In addition, assumes that no public shares are redeemed in connection with the Business Combination, assumes that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(2)
Trust Account balance stated as of September, 2022. Assuming that none of XPAC’s outstanding public shares are redeemed in connection with the Business Combination.

(3)
Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

(4)
Upon the Acquisition Effective Time, SuperBac shall be required to pay, to the holders of its SuperBac Class D Preferred Shares, SuperBac Reorganization Payments in an aggregate amount of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021). As of the date of this proxy statement/prospectus, the estimated amount of such SuperBac Reorganization Payments is $22.3 million. See “The Business Combination Agreement — The SuperBac Reorganization.”

Underwriting Commission and Advisory Fees as a Percentage of Gross IPO Proceeds Net of Redemptions (Page 188)
	No Redemption Scenario(1)	Minimum Cash Condition Scenario(2)	Full Redemption Scenario(3)
Underwriting commission and advisory fees(4)	$12,078,622	$12,078,622	$12,078,622
Gross IPO proceeds net of redemptions	$219,919,838	$100,000,000	$—
IPO underwriting commissions and advisory fees as a percentage of gross IPO proceeds net of redemptions	5.5%	12.1%	—

(1)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(2)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Pursuant to the terms of the underwriting agreement for the IPO, aggregate underwriting commissions were 5.5% of the gross proceeds of the IPO, of which 2.0% was paid upon closing of the IPO and 3.5% is deferred until, and the payment thereof is contingent upon, consummation of our initial business combination. As provided in the underwriting agreement for the IPO, Citi, the underwriter of the IPO, agreed to reimburse XPAC an amount equal to 30% of the upfront and deferred underwriting commissions payable to it, which is equal to the upfront and deferred advisory fee payable by XPAC to XP Investimentos. Therefore, in connection with consummation of the IPO, Citi received upfront underwriting fees of $3,074,558 and XP Investimentos received upfront advisory fees of $1,317,668. Upon consummation of the Business Combination, Citi shall receive deferred underwriting fees of $5,380,477 and XP Investimentos shall receive deferred advisory fees of $2,305,919, regardless of the date when the Business Combination is consummated.

Risk Factors (Page 106)
SuperBac’s business and an investment in PubCo Class A Ordinary Shares are subject to numerous risks and uncertainties. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the financial statements and Annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include:
•
SuperBac’s prior success in developing and commercializing its crop nutrition solutions may not be indicative of its ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries;

•
SuperBac’s revenues are primarily derived from its agribusiness vertical, and any downturn in the Brazilian agricultural industry could adversely affect SuperBac;

•
SuperBac is subject to the effects of inherent seasonality in the agricultural industry;

•
SuperBac is subject to risks related to default by its customers on sales for which SuperBac extends customer credit and carries accounts receivable balances;

•
SuperBac has substantial customer concentration, with a limited number of customers accounting for a substantial portion of its revenues and accounts receivable;

•
SuperBac’s ability to execute its business plan would be impaired if the market for biologically-based solutions does not develop as anticipated;

•
the development cycles and sales cycles for SuperBac’s solutions are lengthy, and SuperBac may incur significant expenses before SuperBac generates any revenues from newly developed solutions;

•
SuperBac may not be successful in using its biotech platform to develop new, marketable solutions or maintain the effectiveness of its existing solutions;

•
the market, including prospective customers and potential investors, may be skeptical of the viability and benefits of SuperBac’s biologically-based solutions;

•
if SuperBac is unable to manage its growth and expand its operations successfully, its reputation and brand may be damaged, and its business and results of operations may be harmed;

•
exchange rate instability may have adverse effects on SuperBac’s business;

•
SuperBac may be adversely affected if any of the tax benefits granted to it expire, are revoked or if it is unsuccessful in re-qualifying for such tax benefits;

•
changes in laws and regulations to which SuperBac is subject, or to which SuperBac may become subject in the future, may materially increase its costs of operation, decrease its operating revenues and disrupt its business;

•
SuperBac has not entered into long term agreements with its customers, and its business, financial condition and results of operations may be adversely affected if its customers choose not to procure their supplies from SuperBac;

•
SuperBac may not be successful in finding and maintaining future strategic partners for the development and commercialization of new biologically-based solutions; and

•
the other risks and uncertainties discussed in “Risk Factors” elsewhere in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SUPERBAC
The following tables present SuperBac’s selected consolidated financial and other data. The selected financial information related to SuperBac’s consolidated statements of profit or loss, financial position and cash flows presented in the tables below is derived from SuperBac’s historical audited annual consolidated financial statements as of December 31, 2021 and 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020, as well as SuperBac’s historical unaudited condensed consolidated financial statements as of June 20, 2022, and for the six months ended June 30, 2022 and 2021.
This selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac,” as well as the financial statements and the notes related thereto, included elsewhere in this proxy statement/prospectus.
Consolidated Statement of Profit or Loss Data
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(in US$ millions)(1)	(in R$ millions)		(in US$ millions)(1)	(in R$ millions)
Net operating revenue	84.0	441.0	196.8	134.8	706.0	335.7
Cost of sales	(66.9)	(350.3)	(150.5)	(107.2)	(561.7)	(263.4)
Gross profit	17.3	90.7	46.4	27.5	144.3	72.3
Operating income (expenses)
Selling expenses	(11.6)	(60.5)	(39.3)	(19.1)	(100.0)	(30.3)
General and administrative expenses	(8.2)	(43.0)	(24.2)	(13.2)	(69.2)	(28.2)
Other income, net	0.1	0.3	0.4	1.4	7.1	37.6
	(19.8)	(103.8)	(63.1)	(30.9)	(162.1)	(20.9)
Profit before finance income (expenses) and taxes	(2.5)	(13.1)	(16.7)	(3.4)	(17.8)	51.5
Financial income	5.9	31.1	16.5	9.6	50.3	40.5
Financial expenses	(22.4)	(117.3)	(22.3)	(12.5)	(65.3)	(32.5)
Exchange rate variation	0.5	2.5	1.6	(1.6)	(8.2)	(8.9)
Financial result, net	(16.0)	(83.6)	(4.1)	(4.4)	(23.2)	(0.9)
Profit (loss) before income tax and social contribution	(18.5)	(96.7)	(20.9)	(7.8)	(41.0)	50.6
Income tax and social contribution
Current	—	—	(0.5)	(0.4)	(2.1)	(1.4)
Deferred	4.9	25.9	8.3	1.2	6.4	(11.5)
Profit (loss) for the period	(13.5)	(70.8)	(13.1)	(7.0)	(36.7)	37.6
Attributable to:
Equity holders of the Company	(13.5)	(70.8)	(11.1)	(6.8)	(35.4)	33.5
Non-controlling interests	—	—	(1.9)	(0.2)	(1.3)	4.1
	(13.5)	(70.8)	(13.1)	(7.0)	(36.7)	37.6
Earnings (loss) per share (basic) in R$	(0.32)	(1.66)	(0.28)	(0.17)	(0.87)	0.83
Earnings (loss) per share (diluted) in R$	(0.16)	(0.82)	(0.28)	(0.15)	(0.80)	0.83

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 and for the six months ended June 30, 2022, have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Consolidated Statement of Financial Position Data
	As of June 30,		As of December 31,
	2022	2022	2021	2021	2020
	(in US$ millions)(1)	(in R$ millions)	(in US$ millions)(1)	(in R$ millions)
ASSETS
Current assets
Cash and cash equivalents	20.2	105.9	10.8	56.4	64.0
Trade accounts receivable	26.6	139.5	23.9	125.2	115.6
Inventories	87.8	460.1	35.3	184.9	49.9
Recoverable taxes	2.9	15.0	1.1	6.0	4.5
Other current assets	7.4	38.8	0.8	4.0	4.4
Total current assets	145.0	759.3	71.9	376.4	238.3
Non-current assets
Financial investments	3.5	18.2	3.3	17.3	6.4
Trade accounts receivable – related parties	1.3	6.9	1.2	6.5	85.5
Recoverable taxes	8.1	42.3	8.3	43.7	31.3
Deferred income taxes	10.6	55.6	5.7	29.6	23.3
Other non-current assets	0.2	0.8	0.1	0.3	0.7
Investment properties	15.7	82.0	15.7	82.0	77.6
Property, plant and equipment	38.0	199.0	35.8	187.3	170.8
Intangible assets	1.5	7.7	1.4	7.3	7.4
Right-of-use assets	1.3	7.0	1.1	6.0	1.0
Total non-current assets	80.0	419.4	72.5	380.0	404.0
Total assets	225.0	1,178.7	144.4	756.3	642.3
LIABILITIES
Current liabilities
Trade accounts payable	59.6	312.1	26.2	137.3	51.2
Borrowings and financing	81.4	426.3	46.4	243.2	132.9
Advances from customers	31.0	162.5	22.5	118.1	58.4
Financial instruments	0.5	2.4	0.5	2.5	1.2
Labor and social security obligations	2.9	15.0	3.4	18.0	5.3
Tax payable	1.1	5.6	1.1	5.8	4.1
Lease liabilities	0.9	4.5	0.6	3.2	1.2
Other accounts payable	3.6	18.7	3.2	16.9	5.6
Total current liabilities	180.8	947.1	104.0	545.0	259.9
Non-current liabilities
Lease liabilities	0.5	2.4	0.5	2.8	—
Borrowings and financing	20.5	107.3	6.7	35.0	100.8
Trade accounts payable – related parties	21.4	112.3	21.8	114.1	—
Provision for tax, civil and labor risks	0.4	2.3	0.3	1.8	2.7
Total non-current liabilities	42.8	224.2	29.3	153.7	103.4

	As of June 30,		As of December 31,
	2022	2022	2021	2021	2020
	(in US$ millions)(1)	(in R$ millions)	(in US$ millions)(1)	(in R$ millions)
EQUITY
Share capital	67.2	352.1	67.2	352.1	352.1
Treasury shares	(1.0)	(5.4)	(1.0)	(5.4)	(5.4)
Capital reserves	(10.2)	(53.2)	(13.9)	(72.7)	93.7
Other comprehensive income	0.0	0.2	(0.2)	(1.0)	—
Accumulated losses	(54.7)	(286.3)	(41.1)	(215.5)	(178.8)
Equity attributable to the owners of the Company	1.4	7.4	11.0	57.6	261.7
Non-controlling interests	—	—	—	—	17.4
Total equity	1.4	7.4	11.0	57.6	279.1
Total equity and liabilities	225.0	1,178.7	144.4	756.3	642.3

(1)
For convenience purposes only, amounts in reais as of December 31, 2021 and June 30, 2022, have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Consolidated Statement of Cash Flows Data
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(in US$ millions)(1)	(in R$ millions)		(in US$ millions) (1)	(in R$ millions)
Net cash (used in) provided by operations	(31.4)	(164.7)	14.6	2.3	12.3	8.0
Net cash (used in) provided by operating activities	(35.8)	(187.3)	7.7	(1.8)	(9.5)	(9.5)
Net cash used in investing activities	(3.3)	(16.4)	(8.3)	(8.6)	(45.3)	(15.8)
Net cash (used in) provided by financing activities	48.3	253.1	60.9	9.0	47.2	(27.8)
Net increase (decrease) in cash and cash equivalents	9.4	49.4	60.3	(1.4)	(7.5)	(53.1)
Cash and cash equivalents at beginning of year	10.8	56.4	64.0	12.2	64.0	117.1
Cash and cash equivalents at end of year	20.2	105.9	124.3	10.8	56.4	64.0

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 and for the six months ended June 30, 2022, have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

SELECTED HISTORICAL FINANCIAL DATA OF XPAC
The following table sets forth summary historical financial information derived from (i) XPAC’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus as of and for the nine months ended September 30, 2022, and (ii) XPAC’s audited financial statements included elsewhere in this proxy statement/prospectus as of and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated). You should read the following summary financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XPAC” and XPAC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
XPAC’s audited financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021 have been restated to recognize the Relevant Business Combination Costs as liabilities and, correspondingly, as income statement expenses for the relevant periods based on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future. The restatement is more fully described in “Note 2 — Restatement of Previously Filed Financial Statements” of XPAC’s audited financial statements as of and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated), included elsewhere in this proxy statement/prospectus.
XPAC’s unaudited interim financial statements have been prepared on the same basis as XPAC’s audited financial statements and reflect, in the opinion of XPAC’s management team, all adjustments, consisting only of normal, recurring adjustments that are necessary for a fair presentation of the unaudited interim financial information.
As of September 30, 2022, XPAC had neither engaged in any significant business operations nor generated any revenues. All activities for the period from inception through September 30, 2022, is related to organizational activities, execution of the initial public offering, identifying a target for a business combination and activities pursuant to the Business Combination Agreement. XPAC does not expect to generate any operating revenues until after consummation of the Business Combination, at the earliest.
Statement of Operations Data:
	For the nine months ended September 30, 2022 (unaudited)	For the period from March 11, 2021 (inception) to December 31, 2021 (as restated)
Formation and operating costs	$4,338,159	$2,009,696
Loss from operations	(4,338,159)	(2,009,696)
Other Income (expense)
Change in fair value of warrant liabilities	4,146,517	7,862,415
Offering expenses related to warrant issuance	—	(519,498)
Gain on securities held in trust	1,273,925	6,421
Foreign exchange gain (loss)	25,543	(47)
Total other income	5,445,985	7,349,291
Net income (loss)	$1,107,826	$5,339,595
Basic and diluted weighted average shares outstanding, redeemable Class A ordinary shares	21,961,131	11,097,142
Basic and diluted net income per share, redeemable Class A ordinary shares	$0.04	$0.33
Basic and diluted weighted average shares outstanding, non-redeemable Class B ordinary shares	5,490,283	5,088,474
Basic and diluted net income per share, non-redeemable Class B ordinary shares	$0.04	$0.33

Balance Sheet Data:
	As of September 30, 2022 (unaudited)	As of December 31, 2021 (as restated)
Assets
Current Assets
Cash	$231,010	$352,190
Prepaid expenses	348,417	411,502
Total Current Assets	579,427	763,692
Investments held in Trust Account	220,891,656	219,617,731
Prepaid expenses- non-current portion	—	233,479
Total Assets	$221,471,083	$220,614,902
Liabilities and Shareholders’ Deficit
Current Liabilities
Accounts Payable	$347,872	$132,916
Accrued expenses	4,379,137	914,809
Accrued offering costs	92,000	92,000
Total Current Liabilities	4,819,009	1,139,725
Promissory note payable – related party	300,000	84,412
Deferred underwriter’s commission fee	4,996,157	5,380,477
Deferred advisory fee – related party	2,690,239	2,305,919
Warrant liabilities	1,679,455	5,825,972
Total Liabilities	$14,484,860	$14,736,505
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 21,961,131 shares at redemption value of $10.06 and $10.00 as of September 30, 2022 and December 31, 2021, respectively	220,891,656	219,617,731
Shareholders’ Deficit
Preference shares, $0.0001 par value, 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 21,961,131 shares of Class A ordinary shares subject to redemption)	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,490,283 shares issued and outstanding	549	549
Accumulated deficit	(13,905,982)	(13,739,883)
Total Shareholders’ Deficit	(13,905,433)	(13,739,334)
Total Liabilities and Shareholders’ Deficit	$221,471,083	$220,614,902

RISK FACTORS
In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial, or which are not identified because they are generally common to businesses, also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods. You are encouraged to perform your own investigation with respect to our business, financial condition and prospects.
Unless otherwise noted, all references in this subsection to “we,” “us” or “our” refer to the business of SuperBac and its subsidiaries prior to the consummation of the Business Combination, which will be the business of PubCo and its subsidiaries following the consummation of the Business Combination and, therefore, such references to “we,” “us” or “our” refer to the business of PubCo and its subsidiaries when describing events or circumstances that will or could occur following the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of PubCo, in which event the market price of PubCo Class A Ordinary Shares could decline, and you could lose part or all of your investment.
Risks Related to SuperBac’s Business and Industry
Our prior success in developing and commercializing our crop nutrition solutions may not be indicative of our ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries.
We have historically derived substantially all of our revenues from sales of our agribusiness solutions, particularly our crop nutrition solutions. While our near-term focus will continue to be expanding our presence in the agribusiness vertical, a key aspect of our business plan going forward contemplates expanding our activities into other industries and other applications in which we currently have limited operating experience.
Our experience in the agribusiness vertical may not be relevant to our ability to expand in other industries and applications, and the success we have had in developing, manufacturing and commercializing our crop nutrition solutions using our biotech platform may not be indicative of our ability to develop other biologically-based solutions using these same or similar processes for use in other industries or other applications, or that any such solutions will effectively address the needs of our customers on a timely and cost-effective basis. Risks in other industries may be different from and additional to those that we currently face in the agribusiness vertical, and we may operate at a disadvantage relative to more established competitors that are more familiar with market practices and networks within each specific industry. We may also lack the necessary expertise, personnel and resources to successfully develop, produce and commercialize new solutions outside of the agribusiness vertical, which has been our traditional area of focus. For example, we may find that new biologically-based solutions produced using our biotech platform processes outside of the agribusiness industry are more complex than we anticipate or require processes that we are unfamiliar with or which require larger scale development facilities than expected. We may also encounter customers in these previously untapped markets that have different pricing and other business sensitivities than we are used to managing. Even if we are successful at the development and manufacturing stages, the time period required to commercialize new biologically-based solutions for use in new industries and applications may take substantially longer and require more resources than we are accustomed. Such expansion may require us to devote substantial resources to become familiar with, and monitor changes in, different operating environments simultaneously, which may add a significant element of complexity to our operations. We may also be required to increase our indebtedness levels to finance such expansion efforts, which financing may not be offered to us at reasonable terms or at all.
As a result of these and other factors, our efforts to expand our portfolio of biologically-based solutions to cover additional industry verticals and additional applications may not succeed, may divert management resources from our existing operations and may require us to commit significant financial resources to unproven parts of our business, all of which may cause us not to achieve the anticipated growth rates or profitability for such new applications or new industries and harm our financial performance. To the extent the benefits of our expansion efforts fail to meet our expectations, we may recognize a loss on our investments or gains that do not justify our investments, which could harm our business, financial condition and operating results.
Our revenues are primarily derived from our agribusiness vertical, and any downturn in the Brazilian agricultural industry could adversely affect us.
In the years ended December 31, 2021 and 2020, our agribusiness vertical accounted for 99.2% and 98.4%, respectively, of our net operating revenues. In the six months ended June 30, 2022 and 2021, our agribusiness vertical accounted for 99.3% and 99.2%, respectively, of our net operating revenues. As a result, conditions in the Brazilian agricultural industry significantly impact our revenue generating capacity and results of operations.
The demand for, and prices of, our agricultural products (primarily crop nutrition solutions) are significantly influenced by the financial results and condition of our main customers — Brazilian agricultural producers — which are in turn influenced by domestic and international factors such as (1) anticipated market prices for agricultural products(which may be cyclical in nature, such as the recent global increase in the price of fertilizers); (2) foreign exchange rate variations for crops for which prices are established in or influenced by international market prices; (3) planting decisions and the cost of various agricultural inputs used to produce their crops, and (4) externalities such as general market conditions, shifts in agricultural production and trade flows, grower production decisions, preferences and new technology adoption, operating costs and weather conditions. Demand for our crop nutrition solutions is also affected by climate change and unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly.
Such trends affect our agribusiness clients’ willingness to purchase our crop nutrition solutions and the prices that they are willing to pay for them. Generally, a decrease in the prices of agricultural commodities tends to decrease farmer profitability, which translates into decreased demand from farmers for our crop nutrition solutions as they reduce output from their existing planting areas. Such a decrease in the prices of agricultural commodities also tends to similarly impact our profit margins, as the resulting decrease in demand for our crop nutrition solutions also decreases market prices for such solutions, thus leading to a deterioration in our profit margins (unless these effects are accompanied by a disproportionate decrease in the prices we pay for our raw material inputs). Therefore, to the extent the Brazilian agricultural industry experiences a downturn and we are unable to penetrate, and expand, into other end markets, our ability to maintain or increase our current sales volumes and current and prospective customer base may be impaired, which could adversely affect our results of operations and profitability.
We are subject to the effects of inherent seasonality in the agricultural industry.
Sales of our agribusiness solutions, primarily our crop nutrition solutions, are significantly influenced by the seasonal effects of the growing and harvesting seasons in Brazil, which run from mid-June through December, usually reaching peak sales volumes in September of each year. Our sales revenues during this period represented 79.7% of our net operating revenues in 2021 and 75.1% of our net operating revenues in 2020. This seasonality generates variability in supply and demand for our products, which has historically affected, and we expect will continue to affect, our revenues throughout the year.
Seasonality also generates a liquidity mismatch between our cash flow and expenses. We incur fixed expenses, which are significant during the entire year, as well as significant expenses to form our inventory of raw materials before the beginning of the planting season, each of which must be paid on an ongoing basis. However, the terms of our sales contracts usually provide for deferred payment terms following delivery of merchandise, with payments occurring only after the harvest season, thereby not generating immediate cash flow. To finance our liquidity mismatch during this intervening period, we obtain working capital financing with banks to cover this shortfall, but we cannot assure you that working capital financing will be available to us in the future in an amount sufficient to fund our needs, at terms that we deem attractive, or at all. We expect this effect to be magnified as we grow our business, which will require us to obtain additional levels of working capital financing going forward to carry higher levels of accounts receivable and purchase higher amounts of raw material feedstocks and inventory. In case of any disruption to our funding sources, or if we underestimate our cash needs, we may be unable to continue to extend trade credit for our customers, purchase inventory or otherwise conduct our business, which could adversely affect us and our growth prospects. For more information, see “Business of SuperBac — Seasonality” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Significant Factors Affecting Our Financial Condition and Results of Operations — Seasonality.”
This liquidity mismatch also tends to significantly increase our accounts receivable during the months leading up to the harvest season, which exposes us to increased risks of customer default. For more information, see “— We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances.”
Seasonality also relates to the limited windows of opportunity that our agribusiness customers have to complete required tasks at each stage of crop cultivation. Weather, climate change, environmental conditions and natural and man-made disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Such conditions could substantially impact demand for agricultural inputs, including our crop nutrition solutions, and result in significant order postponements cancellations. Any postponed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in our operating results. To the extent that we may have decided to build up our inventories of raw material inputs in advance based on indications of demand reflected in our sales orders, any such postponements or cancellations may result in an overstock of inventories that could adversely affect us. Conversely, if seasonal demand exceeds our expectations, we may incur significant costs related to the loading of inventory or be unable to fully meet the demand of our agribusiness customers, which may adversely affect us.
We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances.
Our inability to collect on our accounts receivable from our customers in a timely manner or at all could result in increased working capital requirements and could have a material adverse effect on our business, results of operations and financial condition.
In our agribusiness vertical, our sales contracts usually provide for deferred payment terms following delivery of merchandise, with payments occurring only after the harvest season. As a result, we tend to experience an increase in our accounts receivable during the period from June to December, leading up to the harvest season. We are exposed to increased risks of customer default during such periods, as our agribusiness customers’ production is subject to climate change and unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations. Moreover, if our agribusiness customers experience adverse economic conditions in the end markets into which they sell their products, we would expect a deterioration in such customers’ credit profile, which may limit our ability to collect our outstanding accounts receivable. Although we have procedures to monitor and limit exposure to credit risk on our accounts receivable, there can be no assurance such procedures will be successful in effectively limiting our credit risk and avoiding losses.
As of December 31, 2021 and 2020, our accounts receivable totaled R$125.2 million and R$115.6 million, respectively, and we had allowance for doubtful accounts receivable of R$31.4 million and R$37.4 million, respectively. As of June 30, 2022, our accounts receivable totaled R$139.5 million, and we had allowance for doubtful accounts receivable of R$33.4 million. Any increase in write-offs for bad debt, especially if such write-offs exceed our reserves for such contingencies, could have a materially negative effect on our business, operating results and financial condition.
We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues and accounts receivable.
In 2020 and 2021, our largest customer accounted for 9.1% and 9.0% of our net operating revenues, respectively, and our ten largest customers accounted for 45.1% and 45.0% of our net operating revenues, respectively. In the six months ended June 30, 2022 and 2021, our largest customer accounted for 14.6% and 13.4% of our net operating revenues, respectively, and our ten largest customers accounted for 61.0% and 48.9% of our net operating revenues, respectively. As of December 31, 2020 and 2021, our largest customer accounted for 13.1% and 14.3% of our accounts receivable, respectively, and our ten largest customers accounted for 53.0% and 52.5% of our accounts receivable, respectively. As of June 30, 2022, our largest customer accounted for 35.7% of our accounts receivable, and our ten largest customers accounted for 89.0% of our accounts receivable.
While we intend to increase the number of customers using our platform, we believe it is possible that a substantial portion of our revenue and our operating results in the near term will continue to be generated by sales to a small number of customers. As a result of this customer concentration, our revenue, results of operations and cash flows could fluctuate materially and could be materially and disproportionately impacted if these customers, or any other significant customer, cancel their agreements with us or otherwise decide to no longer use our products. The loss of a significant customer may also affect our reputation in the markets where we operate. Moreover, if a major customer fails to pay us, cash flow from operations would be impacted and our operating results and financial condition could be harmed. For example, in 2018, one of our significant customers faced insolvency and defaulted on certain payments to us, which led to a write-off of R$37.5 million from our accounts receivable and total losses of R$48.0 million. Although we subsequently reached a settlement with that customer and fully reversed such write-off, if any of our clients defaults in the future we could face significant losses and we cannot assure you that we would be able to reach any similar settlement with them, or collect on any amounts due at all. Moreover, if we are unable to diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.
Our ability to execute our business plan would be impaired if the market for biologically-based solutions does not develop as anticipated.
We believe that the market for biologically-based solutions in Brazil, the primary market in which we do business, is in the early stages of development. Our business plan has been built on the expectation that the market for biologically-based solutions in Brazil will experience significant growth in the future; however, this assumption is subject to significant uncertainties.
The successful development of this market and the wide-scale adoption of biologically-based solutions in Brazil will depend on several factors, including: (1) the continuation of consumer trends favoring the use of products and technologies designed to create sustainable industrial and agricultural practices; (2) advances in the technological processes used for biologically-based solutions to further improve their cost-competitiveness; (3) educating the Brazilian industrial and agricultural communities, as well as consumers, about the benefits and uses of biologically-based solutions; and (4) regulatory developments, such as governmental subsidies to promote the use of biologically-based solutions; however, we cannot assure you that such factors will develop in our favor. In addition, unfavorable economic or financial conditions may cause existing users of biologically-based solutions to cut back or postpone their spending on such solutions in favor of cheaper alternatives or other products to which they are more accustomed. Similarly, many potential customers may have already invested in alternative solutions and products for their operations, and may thus be reluctant to adopt new approaches or technologies that may require changes to existing processes and infrastructure of their business. There are a number of companies in the broader biologically-based solutions industry, and our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological development by others may result in our platform becoming obsolete. Our ability to compete successfully will depend on our ability to develop proprietary technologies that enable our customers to develop products using our platform in a manner that is either less expensive, faster, superior or otherwise differentiated from what a competitor’s technologies and products might enable.
Because of the length of time it takes to develop and commercialize our biologically-based solutions, we must make strategic research, development and production decisions well in advance of reaching the commercial production and distribution stages for such solutions. Accordingly, in formulating our business plans, our management team makes estimates regarding the size and growth potential of, and demand for our solutions in, each of the industries in which we intend to operate. To the extent that the market for biologically-based solutions in Brazil does not develop as anticipated and our management’s assumptions turn out to be incorrect, we may not be able to grow our customer base as expected, we may not achieve our financial forecasts, we may make improper decisions due to inaccurate forecasting, planning and budgeting errors, the costs of our projects may end up exceeding the initial estimate, we may be unable to meet our customers’ delivery requirements, we may accumulate excess inventories of products and raw materials and we may need to recognize a loss on our investments, each of which could materially and adversely affect our business, financial condition and operating results.
The development cycles and sales cycles for our solutions are lengthy, and we may incur significant expenses before we generate any revenues from newly developed solutions.
Our biologically-based solutions are complex and require rigorous research and testing, so their development cycles can be lengthy. It usually takes several months to improve our existing solutions and between 2.5 years and four years to develop and introduce new solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur research and development expenses and the time we generate revenues, if any, from such investments. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in the marketplace or successful improvement of existing solutions, this could materially and adversely affect our business, financial condition, results of operations and prospects.
In addition, the typical sales cycle for our solutions is lengthy and unpredictable, may require pre-purchase evaluation by a significant number of employees in our prospective customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our prospective customers about the use and benefits of our solutions, including the technical capabilities of our solutions and the potential cost savings achievable by organizations deploying our solutions. Customers in our agribusiness vertical, for example, often require on-farm demonstrations of a given crop protection or crop nutrition solution, with early purchases tending to be relatively conservative and testing our solutions on a small portion of their overall planted areas. As the product begins to demonstrate its benefits, growers incorporate our solutions into their rotational programs and deploy them on a greater percentage of their operations. As a result, we often spend substantial time, effort and money in our sales efforts without any assurance that our efforts will result in sales. The lengthy and variable sales cycle may also have a negative impact on the timing of our revenues, which may vary significantly from period to period.
Anticipated customer demand for a solution that we are developing could decrease, which may cause us to fall short of our sales targets. As a result, we may be unable to recover the substantial costs incurred with the solution’s research and development. See “— We may not be successful in using our biotech platform or maintain the effectiveness of our existing solutions.” If we are unable to complete development cycles successfully and on time and generate revenues from such future solutions, the growth of our business may be harmed. Further, our lengthy development and sales cycles could also increase the chances that our solutions become technologically obsolete or less appealing to prospective customers by the time they are launched, which could cause our prospective customers to use alternative solutions.
We may not be successful in using our biotech platform to develop new, marketable solutions or maintain the effectiveness of our existing solutions.
A key element of our strategy is to use our biotech platform along with our experienced management, engineering and scientific teams to build a pipeline of new, marketable solutions that can replace harmful traditional synthetic chemicals in a variety of applications. Although our research and development efforts to date have resulted in some commercially viable solutions, as well as a suite of potential pipeline solutions, we may not be able to continue to identify and develop additional solutions in the future.
The successful development of new solutions will require significant investments, including costs associated with research and development, completing field trials and obtaining regulatory approvals, as well as the ability to manufacture such biologically-based solutions in large quantities at acceptable costs while also preserving high product quality.
Accordingly, we are subject to inherent risks associated with the development of new products and technologies. These risks include the possibility that any potential new solution may:

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be found unsafe;

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be harmful to users or to the environment;

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be ineffective or less effective than anticipated (including as a result of continued usage of such product over time by our customers or a shift in their nutrition or protection needs);

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be unable to patent and/or protect legally through intellectual property rights;

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be displaced by new technologies;

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fail to receive or take longer to receive necessary regulatory approvals;

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be difficult to competitively price relative to traditional synthetic chemicals;

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be difficult or impossible to manufacture on an economically viable scale;

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be subject to supply chain constraints for raw materials;

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fail to be perceived as more sustainable than our competitors’ solutions; and

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fail to be developed and accepted by the market prior to the successful marketing of similar products by competitors.

There is no assurance that we will be able to develop new biologically-based solutions, and we may expend substantial resources and time attempting to do so. Our inability to successfully develop such biologically-based product candidates could prevent us from effectively competing in the markets in which we operate, expanding into new markets and executing our business plan.
The effectiveness of products we provide to our agribusiness clients could be impacted over time due to continued usage of such products by our customers or a shift in their nutrition or protection needs. If such products are affected, we may need to invest substantial capital and resources in developing new modified products. There is no assurance that such modified products would meet the needs of our agribusiness clients, which could materially harm our business, financial condition and operating results.
Moreover, we have limited financial and managerial resources (in addition to physical, logistical and operational limitations), which we must allocate on the basis of our expectations about, and forecasts of, market demand. In addition, one of our core strategies is to develop and commercialize biologically-based solutions for use in applications and industries other than the agribusiness industry. See “— Our prior success in developing and commercializing our crop nutrition solutions may not be indicative of our ability to successfully develop and commercialize other biologically-based solutions for use in other applications or other industries.” As a result, we may forego or delay the pursuit of opportunities with certain product candidates that later prove to have greater commercial potential than those that we do choose to develop. Our resource allocation decisions may lead us to fail to capitalize on commercially viable product candidates or profitable market opportunities, and our spending on current and future research and development programs and product candidates may never yield commercially viable products sufficient to sustain our business and operations.
The market, including prospective customers and potential investors, may be skeptical of the viability and benefits of our biologically-based solutions.
We believe that the market, including prospective customers and potential investors, has historically perceived biologically-based solutions as relatively more expensive and less effective than traditional synthetic chemicals. In addition, companies and end-users may not understand the nature of our biologically-based solutions or the scientific distinction between our solutions and other chemical processes, such as nitrogen fertilizers or transgenic products. A lack of understanding of our technology may also make consumers more susceptible to the influence of negative information provided by opponents or competitors of biotechnology products. Moreover, any competing blends of microorganisms offered by third parties may prove to be unsafe, ineffective or cause adverse effects to users, which could negatively impact the overall reputation of biologically-based solutions as a whole as safe and effective alternatives to conventional synthetic chemical products. As a result, customers and potential investors may transfer their pre-existing negative perceptions and attitudes regarding biologically-based solutions to the biologically-based solutions developed and commercialized by us.

To succeed, we will need to overcome the market’s traditionally negative perception of biologically-based solutions and demonstrate the viability and benefits of the biologically-based solutions developed and commercialized by us. However, there can be no assurance that our solutions will be understood, approved, or accepted by customers, regulators and potential investors or that we will be able to sell our products profitably at competitive prices and with features sufficient to establish demand. If we are unable to overcome this skepticism of the viability and benefits of our biologically-based solutions, this could have a materially adverse effect on our business, operating results and financial condition.
If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and our business and results of operations may be harmed.
Over the past several years, we have experienced significant expansion of our business. For example, we have grown from 327 full-time employees as of December 31, 2020 to 428 full-time employees as of December 31, 2021 (from 372 full-time employees as of June 30, 2021 to 451 full-time employees as of June 30, 2022), and we have grown our net operating revenues from R$335.7 million in 2020 to R$706.0 million in 2021 (from R$196.8 million for the six months ended June 30, 2021 to R$441.0 million for the six months ended June 30, 2022). We expect this growth to continue in the future in connection with our commercialization efforts, expanded research and development activities, and as we transition to operating as a public company.
Our growth and diversified operations have placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to, among other things:
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enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;

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effectively scale our operations;

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develop or expand our current business verticals;

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acquire new customers;

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cross-sell our current product offering to new or existing customers;

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geographically expand our operations to other regions or states of Brazil and/or internationally and successfully adapt our products to any such other regions, states or countries;

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successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;

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obtain appropriate working capital financing to support higher levels of accounts receivable and purchase higher amounts of raw material feedstocks and inventory;

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expand our facilities and equipment and obtain appropriate financing for such expansion;

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effectively manage and maintain our corporate culture; and

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address challenges associated with any new partnering arrangements or activities.

There are no guarantees we will be able to effectively implement these strategies or manage our future growth and expansion in an efficient or timely manner, or at all. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations, obtain financing for our capital expenditures or other expenses at reasonable terms or at all, or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees.
If our management team is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Accordingly, our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation.

Exchange rate instability may have adverse effects on our business.
The Brazilian real has been historically volatile and has been devalued frequently. There has been persistently high volatility in the foreign exchange market for the Brazilian real in recent years, especially over the period covered by this proxy statement/prospectus. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00. As of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.579 per US$1.00. As of June 30, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.238 per US$1.00. As of October 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2570 per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
As of December 31, 2021, we had liabilities denominated in U.S. dollars in the amount of R$96.8 million, primarily comprising accounts payable with suppliers and U.S. dollar-denominated indebtedness. As of June 30, 2022, we had liabilities denominated in U.S. dollars in the amount of R$202.4 million, primarily comprising accounts payable with suppliers and U.S. dollar-denominated indebtedness. A devaluation of the Brazilian real in relation to the U.S. dollar would increase our liabilities as expressed in Brazilian reais, which is our functional currently, and increase the amount of Brazilian reais that we would need to meet our U.S. dollar-denominated obligations.
Moreover, many of the raw material feedstocks that we use to produce our biologically-based solutions are globally traded commodities with market prices denominated in U.S. dollars, so fluctuations in the Brazilian real/U.S. dollar exchange rate could also have an adverse impact on our production costs. In 2021 and 2020, 79.2% and 73.7%, respectively, of our costs of goods sold were imported and priced in U.S. dollars. In the six months ended June 30, 2022 and 2021, 46.4% and 81.4%, respectively, of our costs of goods sold were imported and priced in U.S. dollars. A devaluation of the Brazilian real in relation to the U.S. dollar would similarly increase our costs of goods sold as expressed in Brazilian reais, which is our functional currently, thus adversely affecting us.
Finally, the effect of foreign exchange rate variations also affects demand for our crop nutrition solutions. An appreciation of the Brazilian real in relation to the U.S. dollar tends to decrease the amounts that our clients that sell into U.S. dollar denominated markets receive in Brazilian reais for their crops, so they are incentivized to reduce production. This tends to decrease demand for the crop nutrition solutions we sell to such clients, which negatively affects our revenue generating capacity.
We may be adversely affected if any of the tax benefits granted to us expire, are revoked or if we are unsuccessful in re-qualifying for such tax benefits.
All companies operating in the Brazilian agricultural sector, including us, benefit from certain tax incentives related to ICMS, PIS and COFINS taxes.
We benefit from ICMS tax incentives under ICMS Agreement No. 100/97 entered into among Brazil’s federal government and state governments, pursuant to which we are (i) exempt from ICMS taxes in purchases of agricultural inputs within the same state and (ii) subject to a 40% to 60% reduction in the calculation base of ICMS taxes for transactions involving other states, depending on the type of product and destination involved. These ICMS tax incentives are set to expire on December 31, 2025.
We also benefit from a zero PIS/COFINS tax rate in accordance with Law No. 10,925/2004 in connection with (i) certain products, including compost or fertilizers, and their raw materials; (ii) certain agricultural pesticides and their raw materials; and (iii) agricultural inoculants based on nitrogen-fixing bacteria. There is no deadline for this zero PIS/COFINS tax rate to expire.
In 2021 and 2020, we recognized benefits associated with our ICMS tax incentives in the amounts of R$12.0 million and R$5.2 million, respectively. In 2021 and 2020, we recognized benefits associated with our zero PIS/COFINS tax rate in the amounts of $70.4 million and R$33.6 million, respectively. In the six months ended June 30, 2022 and 2021, we recognized benefits associated with our zero PIS/COFINS tax rate in the amounts of R$43.8 million and R$19.2 million, respectively. However, these tax benefit programs are subject to judicial challenge, and there is no assurance that they will be upheld by the courts or renewed or extended at the renewal date or upon expiration.

Such tax benefits may be revoked, may not continue beyond their scheduled expiration date or, if they continue, the benefits received may not be at the same level. The revocation, expiration or amendment of any one or more of these tax benefits, or our failure to comply with the applicable legal requirement, could cause us to lose these tax benefits and our effective tax rate to increase, which could adversely affect us.
Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.
Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:
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impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

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increase our compliance and other costs of doing business, including through increases in the cost to protect our owned and licensed intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

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require significant product redesign or redevelopment;

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render our licensed seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products;

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reduce the amount of revenues generated from licenses or other royalties;

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restrict or increase the costs of making payments and distributions;

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increase our export and import duties and costs or intensify controls and restrictions on our imports; and

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discourage us and other collaborators from offering, and end-markets from purchasing, products that incorporate our licensed seed traits and technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.
We have not entered into long term agreements with our customers, and our business, financial condition and results of operations may be adversely affected if our customers choose not to procure their supplies from us.
As is customary in our line of business, we have not entered into any long term agreements with our customers, including our largest customers, for the supply and purchase of our products and instead rely on purchase orders to govern the volume, pricing and other terms of sales of our products. However, such orders may be amended or cancelled prior to delivery, and should such an amendment or cancellation take place, we may be unable to seek compensation for any surplus unpurchased products that we manufactured or additional inventory of raw material inputs that we purchased in anticipation of fulfilling such orders. In addition, there is no commitment on the part of our customers to continue to source their requirements from us, and as a result, our sales from period to period may fluctuate significantly as a result of changes in our customers’ vendor preferences.
Additionally, our customers have high and exacting standards for product quantity and quality as well as delivery schedules. Any failure to meet our customers’ expectations could result in cancellation of orders. There are also a number of factors other than our performance that are beyond our control and that could cause the loss of a customer. Customers may demand price reductions, set-off any payment obligations, require indemnification for themselves or their affiliates, change their procurement strategy and replace our products with alternative products, any of which may have an adverse effect on our business, results of operations and financial condition.
We may not be successful in finding and maintaining future strategic partners for the development and commercialization of new biologically-based solutions.
We expect to continue to rely in part on industry partners for our growth strategy and the execution of our business plan, especially in the development and commercialization of new biologically-based solutions.

We currently have such partnerships in place on several fronts, including, but not limited to, the development and commercialization of new solutions in agribusiness, as well as in other areas such as oil & gas and cosmetics. However, there are different arrangements that we can pursue, and there are no assurances that we will select and negotiate the best arrangements for us and our shareholders. Our partnership strategy is based on a wide variety of factors, including the size and competitive environment in each market, and our perceived ability to best commercialize our biologically-based solutions. Failure to choose optimal arrangements could result in delays or failures in the development or commercialization of new biologically-based solutions, sub-optimal economic returns and capital commitments that negatively impact our business, and negatively impact our ability to successfully pursue other, more attractive business opportunities. We may be unable to negotiate the final terms of any strategic partnership arrangements in a timely manner, or at all, and there is no guarantee that the terms of any final, definitive, binding agreement will be the same or similar to those currently contemplated in a preliminary agreement.
In addition, even if we are successful in entering into favorable definitive strategic partnership arrangements, we have limited or no control over the timing or amount of resources that a third party will commit to our projects. Any of our strategic partners could experience a change of policy or priorities and terminate their relationship with us, or could otherwise fail to perform their obligations as expected. Moreover, disagreements with an industry partner regarding strategic direction, the economics of our relationship, intellectual property or other matters could reduce our ability to enter into future partnering agreements and negatively impact our relationships with one or more existing industry partners. Any such adverse effects on our partnerships could prevent the successful development and commercialization of new biologically-based solutions and negatively impact our financial results.
We may be exposed to risks related to health epidemics, and the COVID-19 pandemic in particular, that could adversely impact our ability to operate our business and results of operations.
During 2020 and 2021, we experienced numerous logistical challenges as a result of the COVID-19 pandemic due to limited availability of trucks for product deliveries, congestion at ports, and overall rising costs of shipping and transportation. Although we expect these logistical challenges to improve throughout 2022, any further disruptions in our distribution and supply channels could adversely affect the ability of our business partners and suppliers to comply with contractual obligations and lead to the interruption of our supply of raw materials.
Currently, many restrictions have been lifted or relaxed as a result of the implementation of vaccination programs. However, despite advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. For example, the spread of new strains and variants of COVID-19 could cause restrictions to be reinstated, again disrupting supply chains and economic activity at a regional or global level. In particular, strict lockdowns were imposed in early 2022 across various locations in China, including Shenzhen and Shanghai, which have already resulted in a slowdown in discretionary spending in China and delayed logistics services. The Chinese market is a significant source of global demand for the agricultural commodities produced by our customers, including soy and corn, and any reduction in demand from China resulting from such lockdowns or the reimposition of other restrictive measures could have a significant effect on demand for our crop nutrition solutions and potentially broader impacts on our supply chain and the global economy. Future outbreaks of COVID-19 may also require us to implement or reinstate measures to manage the risks posed by such outbreaks if and when required by government authorities, or as we determine are in the best interests of our employees, customers and business partners, which could adversely affect our business and operations.
The ultimate impact of the COVID-19 pandemic remains highly uncertain and subject to change, including as a result of the spread of the delta, omicron and other variants. We are continuing to monitor developments relating to the COVID-19 pandemic, including its effects on global supply chains for some of our raw materials, but the extent to which the COVID-19 pandemic may ultimately impact us cannot be accurately predicted at this time.
For additional details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Significant Factors Affecting Our Financial Condition and Results of Operations —  Market Conditions and Geopolitical Environment — Impacts of COVID-19.”

Our intellectual property rights may not adequately protect our business or provide us with a competitive advantage.
Since our business is based on continuously evolving innovative and unique methods for developing and manufacturing biologically-based solutions, it is critical for us to protect our technology and brand in Brazil and other jurisdictions. We rely on a combination of trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures to protect our intellectual property. As of December 31, 2021, we had one issued patent in Brazil, five pending provisional and non-provisional patent applications in Brazil and nine pending foreign patent applications. As of June 30, 2022, we had one issued patent in Brazil, five pending provisional and non-provisional patent applications in Brazil and nine pending foreign patent applications.
Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. Our business model involves researching, bioprospecting and manufacturing blends of naturally occurring microorganisms, which may not be patentable. In particular, there are restrictions around the issuance of patents for “products of nature,” i.e., naturally occurring substance discovered in the wild, such as the bacteria in our bacteria library, which may not be patented per se, and some uncertainty on whether our blends of bacteria and other substances, in different contexts, would be patentable under the same principles. In addition, the patent process is expensive, time consuming and complex, and we may not be able to apply for patents on certain aspects of our technology and products that are patentable in a timely fashion, at a reasonable cost, in all appropriate jurisdictions or at all, and any potential patent coverage we obtain may not be sufficient to prevent substantial competition. Further, we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are not challenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our patent claims. As such, third parties could be able to manufacture, sell or distribute other biologically-based products utilizing the same microorganisms that we have bioprospected that could compete with our solutions without royalties or other payments to us. Competitors may independently develop technologies or products that are substantially equivalent or superior to our products or that inappropriately incorporate our proprietary technology into their products. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise infringe upon, misappropriate, or use our intellectual property. In addition, we rely on key technologies developed or licensed by third parties, and we may not be able to obtain or renew such licenses from these third parties at all or on commercially reasonable terms.
It is therefore important to ensure that our competitors and other third parties are not given access to our trade secrets or other sensitive intellectual property. To that end, we require all our employees to acknowledge and recognize that all inventions and other processes made by them during their employment are our property. We also generally require all employees, suppliers, partners and distributors to enter into confidentiality agreements. However, we cannot assure you that such agreements would not be violated or, even if not violated, would afford adequate protection for our trade secrets, confidential information and intellectual property. To the extent we suffer any losses as a result, we cannot assure you that we would be able to recover any or all such losses.
To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Such disputes can take years to resolve, can be costly and could result in loss of rights, injunctions and substantial penalties. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Moreover, patent disputes and related proceedings can distract management’s attention and interfere with the running of our business, each of which could adversely affect us.
If we are unable to adequately protect and enforce our intellectual property and proprietary technology, obtain and maintain patent protection for our technology and products where appropriate or if the scope of the patent protection obtained is not sufficiently broad, or if we are unable to protect the confidentiality of our trade secrets and other proprietary know-how, our competitors could develop and commercialize technology and products similar or identical to our products, and our ability to successfully commercialize our technology and products may be impaired.
Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive position.
Most of the technology, proprietary know-how and processes that we employ in, or generate from, our business is not patentable or, if patentable, involves patents which are difficult to enforce or for which we believe patent protection is not appropriate. As a result, we rely on trade secrets and confidentiality agreements to protect such technology, proprietary know-how and processes. However, trade secrets are difficult to maintain and protect, and such agreements may be inadequate to protect our proprietary information and intellectual property rights. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Our proprietary information may be disclosed, third parties could reverse engineer our proprietary information and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. In particular, loss or theft of, or damage to, our large and comprehensive bacterial library would significantly hinder our competitive advantage. Although we restrict access to our bacterial library, we cannot guarantee that our efforts to protect this valuable resource will be successful. The destruction or theft of a significant portion of our bacterial library collection would adversely affect our business and results of operations. Although we use reasonable efforts to protect this proprietary information and technology, we cannot guarantee that we have entered into non-disclosure agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how or trade secrets.
We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. In addition, enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain, and litigation could be necessary to enforce and determine the scope of our proprietary rights. The outcome can be unpredictable and varied depending on the jurisdiction. Moreover, courts inside and outside the United States, in countries in which we operate or intend to operate, are sometimes less willing to protect trade secrets and other proprietary information. Accordingly, if, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our confidential intellectual property rights and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
We may not be able to operate our business without infringing the proprietary rights of third parties and may in the future be sued by third parties for alleged infringement, misappropriation, or other violations of the proprietary rights of third parties.
Our ability and the ability of our partners to commercialize our products depend on the ability to develop, manufacture, market and sell such products without infringing, misappropriating or otherwise violating the proprietary rights of third parties. These third parties may allege that our biologically-based solutions or the processes used to develop our biologically-based solutions, or even the blends and microorganisms themselves, infringe, misappropriate or otherwise violate their intellectual property rights regardless of their merit. If we are found to infringe, misappropriate or otherwise violate the intellectual property rights of a third party, we or our partners could be prohibited from commercializing our products produced using the infringing intellectual property, unless we obtain a license to use such third-party intellectual property or are able to design around it. For example, we are currently engaged in a judicial dispute against Biovalle and INPI, pursuant to which we are disputing the rightful ownership and right to use the “HIPERBAC” trademark, and a decision that is adverse to our interests could result in monetary damages for unauthorized use of a third party’s intellectual property, as well as in our inability to continue using the “HIPERBAC” trademark, as well as being forced to comply with other unfavorable terms. In particular, although our rights over the “SuperBac” trademark are not at issue in this particular action, our loss of the right to use the “HIPERBAC” trademark could provide third parties, such as Biovalle, with grounds to subsequently challenge our rights over the “SuperBac” trademark. For more information, see “Business of SuperBac — Legal Proceedings.” We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign biologically-based solutions or processes to avoid infringement.

Even if we are able to redesign our biologically-based solutions or processes to avoid an infringement claim, our efforts to design around the intellectual property may lead to an inferior or more costly product. A court could also order us to pay compensatory and other damages for any infringement or other violation of intellectual property rights, and these damages could be substantial and could harm our reputation, business, financial condition and operating results. A court could also temporarily, preliminarily or permanently prohibit us and our partners from making, using, selling or offering to sell one or more of the products that may be produced using our biologically-based solutions or the processes used to develop our biologically-based solutions, or could enter an order mandating that we undertake certain remedial activities.
Negative publicity related to a decision by us to initiate such enforcement actions, regardless of its accuracy, may adversely impact our customer relationships or prospective customer relationships, and harm our brand and business. Accordingly, our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business. Any of the foregoing could have a material adverse effect on our business, operations and financial condition.
Fluctuations in the prices of raw materials used to manufacture our biologically-based solutions may affect our cost structure, gross margin and ability to compete.
The cost to produce our biologically-based solutions is highly dependent on the cost and usage of various raw materials feedstocks, particularly urea, potassium chloride, and phosphate-based basic fertilizers, which accounted for 68.45% and 49.04% of our total production costs in the six months ended June 30, 2022 and 2021, respectively, and 58.3% and 55.3% of our total production costs in 2021 and 2020, respectively. Other significant cost components include freight costs and poultry litter, which accounted for 4.5% and 11.4%, respectively, of our total production costs in the six months ended June 30, 2022, 7.5% and 15.3%, respectively, of our total production costs in the six months ended June 30, 2021, 6.4% and 8.6%, respectively, of our total production costs in 2021 and 15.8% and 12.6%, respectively, of our total production costs in 2020.
Most of these inputs are globally traded commodities with selling prices that fluctuate in response to global market conditions, changes in supply and demand, and other cost factors including domestic and local conditions that are beyond our control. Some of the principal factors which tend to increase the prices of our mineral fertilizer raw materials, in particular, include increases in agricultural commodity prices, increases in freight costs and duties, shortages or interruptions, and volatile international economic conditions. Moreover, their costs are generally linked to international market prices denominated in U.S. dollars, so fluctuations in the Brazilian real/U.S. dollar exchange rate could also have an adverse impact on our production costs. Recent increases in inflation throughout most of the world’s major economies could also significantly influence the prices of these commodities and, if these trends in global inflation persist, we could be forced to pay significantly higher prices for the raw material inputs we use to produce our crop nutrition solutions.
We enter into foreign exchange derivative instruments for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials we use in our production processes. However, our hedging strategies may not always be successful and, in certain circumstances, we may not be able to pass through the cost increases in full or in part to our customers. Any such increase in the price of the raw materials used to manufacture our biologically-based solutions that we are unable to pass onto our customers would likely change our cost structure and impact our gross margin, potentially making our biologically-based solutions uneconomical to manufacture and adversely affect us.
Our inability to obtain raw materials in a timely manner and/or in sufficient quantities could adversely affect our operations, financial condition and/or profitability.
Our inability to procure sufficient raw materials could limit our production capabilities and prevent us from fulfilling customer orders, and therefore harm our results of operations and financial condition.
If a supplier terminates its agreements with us, if a supplier is unable to meet increased demand as our commercial scale production expands, if we are unable to renew our supply contracts or if we are unable to obtain new long-term supply agreements to meet changing demand, we may not be able to obtain these raw materials in sufficient quantities, on economic terms, or in a timely manner, and we may not be able to enter into new long-term supply agreements on terms as favorable to us, if at all. The failure of our raw material suppliers to perform their obligations under supply agreements, or our inability to replace or renew these agreements when they expire, could increase our cost for these materials, interrupt production or otherwise adversely affect our results of operations.
During 2020 and 2021, we experienced numerous logistical challenges as a result of the COVID-19 pandemic due to limited availability of trucks for product deliveries, congestion at ports, and overall rising costs of shipping and transportation. Although we expect these logistical challenges to improve throughout 2022, any further disruptions in our distribution and supply channels (as a result of the recent lockdown measures in China or otherwise) could adversely affect the ability of our business partners and suppliers to comply with contractual obligations and lead to the interruption of the supply of raw materials.
Moreover, in 2021 and 2020, we imported approximately 79.2% and 73.7%, respectively, of the raw materials that we use to produce our crop nutrition solutions, primarily from China, Morocco and Belarus. Our procurement of raw materials internationally is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In particular, Brazil is highly dependent on mineral fertilizer imports, and Russia and Belarus hold a significant market share in Brazilian mineral fertilizer imports (a share that is higher for potassium fertilizers), having accounted for approximately 47% of potassium fertilizer imports to Brazil in 2021. In 2021, we purchased 13.5% and 1.8% of our raw materials from Belarus and Russia, respectively, and in the six months ended June 30, 2022, we purchased none of our raw materials from Belarus and 3.5% of our raw materials from Russia. The ongoing conflict between Russia and Ukraine, and the resulting sanctions adopted by various Western countries, have disrupted supply chains and international trade generally, causing changes in global trade flows as both manufacturers and customers react to the changing regulatory landscape. In a shortage scenario, we may be unsuccessful in finding alternative imports from other regions or suppliers and the logistics may make it impractical to import Russian or Belarussian fertilizer inputs. In addition, fertilizer prices, which had already risen before the Russia-Ukraine conflict, have continued to rise and there could be shortages of certain types of fertilizers (mainly for potassium fertilizers). Failure to obtain fertilizer inputs on favorable terms, sufficient quantities or at all could have a material adverse effect on our production capacity.
To the extent that a scenario of fertilizer shortages may ultimately benefit us by driving increases in the prices we are able to charge our customers for our crop nutrition solutions, or by providing us with access to potential government incentives or subsidies, we are unable to predict for how long such a scenario of fertilizer shortages may last, and any potential benefits or advantages we may obtain from such a scenario may not endure in the long term.
Our manufacturing operations are critical to our business and any shutdown of our manufacturing facilities may have an adverse effect on our business, results of operations and financial condition.
Currently, our biofacturing activities are concentrated at our biofactory, our Factory 1 and our Factory 2, each located in Mandaguari, Brazil. Any local, social unrest, natural or man-made disaster or breakdown of services and utilities in that area could have a material adverse effect on our business, financial position and results of our operations. Our manufacturing facilities are subject to operating risks, such as breakdown or failure of equipment, power supply or processes, reduction or stoppage of water supply, performance below expected levels of efficiency, obsolescence, climate change, natural or man-made disasters, industrial accidents and the need to comply with the directives of relevant government authorities. If we are forced to shut down our manufacturing facilities for a significant period of time, it would have a material adverse effect on our business, results of operations and financial condition. Further, we believe we will be required to scale up our production capacity over the coming years to meet projected market demand. Continuous growth in our business without commensurate growth of the infrastructure within our facilities may put pressure on the existing infrastructure therein, which may adversely affect our business. See “— Maintenance, expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.”

Maintenance, expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.
Our existing facilities and any of our future facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities’ production capacity below expected levels, which would reduce our production capabilities and ultimately our revenues.
To produce our biologically-based solutions in the quantities that we believe will be required to meet anticipated market demand, we will need to scale up our production capacity over the coming years. A significant part of this scaling up process will include both upgrading existing facilities, as well as investing in the construction of new facilities. See “Business of SuperBac — Production Process.” and “Business of SuperBac — Facilities.” However, the construction of new manufacturing facilities, as well as the upgrading of existing facilities entails several risks and assumptions, including the ability to complete the project within the estimated cost and timeframe and obtain necessary authorizations and permits, and to attract a sufficient number of skilled workers to meet the needs of the project. Additionally, if we make any major modifications to the original construction or upgrade plans for such facilities, such modifications likely would result in substantial additional capital expenditures and could prolong the time necessary to bring such facilities online. Moreover, cost overruns associated with constructing or upgrading our facilities could require us to raise additional funds from other sources, which may not be available on favorable terms or at all. If we are unable or delayed in scaling up, or if the cost of doing so is not economically feasible for us, we may not be able to produce our biologically-based solutions in sufficient quantity to meet future demand, which could adversely affect our growth prospects.
Conversely, key assumptions underpinning a decision to make an investment in upgrading existing facilities or building new facilities may prove incorrect, including assumptions regarding construction costs and timing, which could harm our business, financial condition, results of operations and cash flows. For example, we may choose to construct a new facility or refurbish or upgrade an existing facility based on our assessment that projects will provide adequate financial returns. However, our assessment of the expected benefits associated with the construction of such projects is subject to significant economic, competitive and other uncertainties that are beyond our control. If our estimates and assumptions underlying such investment decisions are incorrect, or other unforeseen events occur, our business, financial condition, results of operations and cash flows could be adversely impacted.
Finally, we may not be successful or efficient in developing or implementing new production processes. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, lower than anticipated manufacturing yields, and product defects, all of which could affect the timing of production ramps and yields, each of which could adversely affect us.
We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotechnology-based solutions, and even if such approvals are obtained, ongoing regulatory compliance may be time-consuming and costly.
The regulatory approval process for biotechnology-based solutions in Brazil can be long, costly, complex and unpredictable, often involving conflicting interests of governmental policies, non-governmental organizations and other stakeholders. If we are unable to obtain, maintain or renew the licenses required for the development of our activities, we may incur additional expenses, compromising our resources for the payment of such expenses or adversely affecting the regular development of our activities. Several penalties may be applied as a result of noncompliance with the corresponding licensing requirements, such as: (i) infraction notices; (ii) successive fines; (iii) restrictions to the opening and operation of units, even if temporarily; (iv) interdiction or closure of units, even if temporarily; (v) exposure to additional risks or loss of insurance coverage in the event of a safety and security accident, or similar event; (vi) adverse effects to such installation while a license is pending; and (vii) criminal sanctions, which may be applied to us and our representatives if activities are performed without the proper licenses. A decision by a governmental agency to deny or delay the issuance of a new or renewed permit or approval, issue a permit or approval with terms and conditions that are difficult to comply with, or to revoke or modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility and on our business. For more information, see “Business of SuperBac — Regulatory Environment.”
We face intense competition for our existing solutions, and expect to continue facing intense competition for our existing solutions and for the solutions we intend to develop, often from larger companies with greater resources and experience than us, which could negatively impact our results of operations and market share.
The agricultural and industrial chemicals market is highly competitive. In this market, we face, and expect to continue facing, vigorous competition from (i) manufacturers of traditional mineral fertilizers, (ii) chemical companies making traditional synthetic chemicals that we intend to replace, (iii) companies seeking to produce these chemicals using more sustainable methods and (iv) companies seeking to produce alternatives to existing mineral fertilizers and synthetic chemicals, which alternatives could be substitutes for, or cheaper than, the solutions we currently offer as well as those we expect to develop using our biotech platform. In the agricultural chemicals market, our potential competitors include FMC, BASF, Bayer and Vittia, and existing (and potentially future) well-capitalized, strategically-backed biological and sustainability-enabled fertilizer players such as Pivot Bio and Anuvia, among others. In the industrial and household applications markets, we expect our potential competitors to include CHR Hansen, Novozymes, NCH and ECOLAB, among others. Also, as we are seeking to develop processes and new solutions, we may face increased competition from additional entities.
Traditional producers of existing petroleum-based chemicals have dominated their markets for many years. Existing and potential competitors may have substantially greater financial, technical, sales and marketing, manufacturing, distribution and other resources and brand recognition than us, strong historical relationships with their customers, as well as experience and expertise in intellectual property rights, any of which may enable them to compete effectively against us. Moreover, in order to be successful, we must convince customers that our biologically-based solutions can perform the same functions as traditional synthetic chemicals on a cost-competitive basis while delivering greater environmental benefits, and are produced with required capacity and reliability. Our failure to successfully compete may have a material adverse effect on our business, financial condition and results of operations and market share.
Even if we are successful in gaining a share of target markets, we may be subject to aggressive competitive tactics from our competitors, who may use their strong positions in such markets and established relationships with existing suppliers and customer to take measures that negatively impact our ability to compete effectively in the relevant industry. Any increase in competitive pressures could decrease our revenues and erode our margins and overall profitability, thereby adversely affecting our business, financial condition and results of operations and market share.
We may not be able to raise sufficient funds to implement our business plan, fund our projects, renew our existing financings and other lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.
Our cash flow from operating activities may not support our costs and expansion plans, requiring us to finance our business through borrowing transactions. We may not be able to renew our existing financings and other lines of credit described elsewhere in this proxy statement/prospectus or we may have no access to new funding arrangements on attractive terms that would be good enough to enable us to meet our capital requirements or financial liabilities.
In particular, our cash requirements are seasonal, and we experience a liquidity mismatch between the payment terms of our raw materials and other operating costs, which must be paid on an ongoing basis, and the deferred payment terms of our accounts receivable, which are usually paid upon the conclusion of the harvest season. See “— We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances.” To finance our operations during this intervening period, we obtain working capital financing with banks, which we tend to repay upon the conclusion of the harvest season as our customers begin to repay us. Any disruption to our funding sources may result in our inability to continue to extend trade credit for our customers, purchase inventory, produce promotional materials and otherwise conduct our business, which could result in reduced sales and profits.

Local debt and capital markets in Brazil are highly volatile and have recently been impacted by the cost of credit, political and economic factors, among other things, which have adversely affected economic conditions in Brazil. Concerns about the stability of financial markets in Brazil and the solvency of counterparties have made credit more expensive, as lenders increased their interest rates, put stricter rules in place for lending, reduced their volumes available and, in certain cases, stopped offering financing to borrowers on commercially reasonable terms. As a result of these circumstances, any difficulties we may face raising funds in local or international capital markets can reduce our cash available for investment, adversely impacting our business plan and the timelines of any projects being implemented, which could adversely affect the price of our securities. These effects may be exacerbated by the recent increases in inflation, which have resulted in a trend toward rising interest rates globally. For example, in Brazil, the Central Bank’s SELIC interest rate has increased sharply from 2.00% as of December 31, 2020 to 13.75% as of August 3, 2022. For more information, see “— Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, and as a result, harm our business and the price of the PubCo Securities.” If these trends persist, we may be forced to pay unattractive interest rates to access debt financing, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.
Failure to (i) obtain funding and/or refinance our debt when necessary or only on unfavorable terms, (ii) meet our financial liabilities or (iii) seize business opportunities, can have a material adverse effect on our business and results of operation, as well as the trading prices of PubCo Securities.
Our inability to meet our financial liabilities and comply with our covenants may adversely affect our results and business.
As of December 31, 2021 and 2020, we had R$278.2 million and R$233.7 million, respectively, in outstanding loans, financing, finance leases and debentures, with maturities between 2022 and 2025. As of June 30, 2022, we had R$533.6 million in outstanding loans, financing, finance leases and debentures, with maturities between 2022 and 2025. As of June 30, 2022, 79.2% of our total consolidated indebtedness would mature within the next 12 months (87.4% as of December 31, 2021). Certain of the instruments governing our outstanding indebtedness contain restrictive covenants which, among other things, require us to meet certain financial ratios and prevent us from creating liens or other encumbrances on certain of our assets, distributing dividends or making other payments, carrying out other types of intercompany transactions, changing or selling our equity holdings, selling assets or merging into or consolidating with another company. In addition, the terms of the senior secured debt financing to be provided as part of the Modal PIPE Financing are expected to include certain affirmative and restrictive covenants. These restrictions may limit our ability to react to changes in the broader economy or the industry that we serve, take advantage of profitable opportunities and fulfil our obligations under our other financing documents, which could adversely affect us.
Under the terms of our second issuance of debentures, we are required to maintain a net debt to EBITDA ratio which is lower than 2.5 as of the end of each fiscal year. As of December 31, 2020, our net debt to EBITDA ratio was higher than the maximum net debt to EBITDA ratio permitted under our second issuance of debentures. On December 3, 2020, we obtained a waiver from the debenture holders in respect of such noncompliance. As of December 31, 2021, our net debt to EBITDA ratio was, again, higher than the maximum net debt to EBITDA ratio permitted under our second issuance of debentures. As of December 31, 2021, we had not yet obtained any waivers from the debenture holders in respect of such noncompliance. As a result, the non-current balances of our outstanding debt obligations under our second issuance of debentures were reclassified as current liabilities, which caused an excess of current liabilities over current assets. On March 17, 2022, we obtained a waiver from the debenture holders in respect of such noncompliance.
In addition, under the terms of our BNDES loans, our ability to declare dividends to our shareholders is restricted (i) whenever our shareholders’ equity to total assets ratio is less than 0.4, to a maximum of 25% of our net income for each year, and (ii) whenever our shareholders’ equity to total assets ratio is less than 0.5 but greater than 0.4, to a maximum of 50% of our net income for each year. Moreover, it is currently expected that the terms of the Modal PIPE Financing would restrict the ability of SuperBac’s subsidiary SuperBac Fertilizantes to declare dividends to SuperBac, as well as the ability of SuperBac to declare dividends to its shareholders. For more information, see “Risk Factors — Risks Related to PubCo — It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination.”
Furthermore, as of June 30, 2022, 18.0% of our consolidated indebtedness was partially or fully secured by assets pledged as collateral, including our Tangara farm, our experimental farm, our Factory 1 and Factory 2, among others, as well as certain of our vehicles, machinery, equipment and other investment property (34.8% as of December 31, 2021), and in the future we may issue additional indebtedness that is secured by certain of our assets. In particular, the senior secured debt financing to be provided as part of the Modal PIPE Financing is expected to be secured by security interests over certain material assets owned by SuperBac Fertilizantes and SuperBac. In the event that we default on our obligations under such indebtedness, our creditors could seek to enforce their security interests over the relevant collateral, which could result in us losing control over material assets, including SuperBac Fertilizantes, which could adversely affect us.
As of the date of this proxy statement/prospectus, we are in compliance with all of our covenants and other obligations under our outstanding indebtedness. However, we cannot assure you that we will be in compliance with these restrictive covenants in the future or that, should we breach the terms of such restrictive covenants, the relevant creditors would grant the necessary waivers or would refrain from declaring the relevant indebtedness immediately due and payable, which could also adversely affect us.
Any non-compliance with the terms of the restrictive covenants governing our indebtedness could result in an event of default under such instruments, which could lead to an acceleration of our indebtedness thereunder and enforcement and foreclosure action being taken in respect of any assets that secure such indebtedness (including the senior secured debt financing expected to be provided as part of the Modal PIPE Financing), which may include the sale of the assets securing such indebtedness. Thereafter, related cross-defaults, cross-accelerations and other events of default could be triggered under other financial agreements, and in the event of debt acceleration, our assets and cash flows may not be sufficient to fully repay the amounts outstanding under such financing agreements. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
Furthermore, we are party to a substantial number of financing and supply agreements, the terms of which provide for the acceleration of the underlying indebtedness or termination in the event of our change of control, a change in our share ownership structure or our corporate reorganization. As a result of and in connection with the Business Combination, our direct control and share ownership structure will change, and this could require waivers under such financing and supply agreements. Accordingly, the consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements if we do not obtain our counterparties’ consent or waiver, which could adversely affect us.
Our performance depends on our ability to attract and retain qualified personnel.
Our success depends, to a great extent, on our ability to hire, train and retain qualified personnel to operate our core functions. We believe that our success depends on the ongoing services provided by our senior management team and other key personnel, as well as their ability to effectively work as a team. The loss of any services provided by any member of our senior management team or other key personnel may adversely affect our business, financial condition and results of operations, especially if we are not successful in developing adequate succession plans.
Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly qualified technical, management, sales and marketing employees. The competition for highly qualified employees is fierce, and we cannot guarantee that we will succeed in attracting, hiring and retaining a sufficient number of qualified employees. In addition, the economic scenario may affect our ability to hire and retain employees due to an increase in the direct or indirect competition for human resources. There is also a risk of losing our senior management team or key employees to our competitors, which could pose a risk of the theft or loss of know-how, trade secrets and business partners. See “— Our intellectual property rights may not adequately protect our business or provide us with a competitive advantage” and “— Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive position.”
Increased costs associated with recruiting, motivating and retaining technical, management, sales, marketing and key administrative employees could have a negative impact on our profitability. However,

our inability to identify, hire, train and retain qualified personnel may directly affect our business, financial condition, results of operations, and, consequently, the value of our securities.
We may in the future acquire other companies, employee teams, products or technologies, which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.
We may in the future acquire other companies, employee teams, or technologies to further complement or expand our product portfolio, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. The pursuit of acquisitions may divert the attention of our management team and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. If an acquired business fails to meet our expectations, or the costs associated with the acquisition outweigh the benefits, our business, operating results, and financial position may suffer.
We may not be able effectively manage the integration of acquired personnel, operations, and technologies successfully, or effectively manage the combined operations following any acquisition, which may prevent us from achieving anticipated benefits from an acquisition. We also may not achieve the anticipated benefits from an acquisition due to a number of other factors, including:
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acquisition related costs, liabilities, or tax impacts, some of which may be unanticipated;

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ineffective or inadequate controls, procedures, or policies at the acquired company;

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multiple product lines or service offerings, as a result of our acquisitions, that are offered, priced, and supported differently;

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potential unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;

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adverse effects on our existing business relationships with business partners and customers as a result of the acquisition;

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potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;

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inability to maintain relationships with key customers, suppliers, and partners of the acquired business;

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difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;

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lack of experience in new markets, new or early stage business verticals, products, or technologies;

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diversion of management’s attention from other business concerns;

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use of resources that are needed in other parts of our business; and

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use of substantial portions of our available cash to consummate the acquisition.

A significant portion of the purchase price of companies or technologies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results. We cannot assure that, following any such acquisition, we will achieve the expected synergies, if any, to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects. Further, even if integration of acquired businesses is successful, we may be required to expend additional legal, accounting and other administrative costs with respect to managing subsidiaries in multiple international jurisdictions, including compliance with local laws and filing applicable tax returns.
Our failure to comply with applicable anti-corruption, anti-bribery, sanctions and other international trade laws and regulations could subject us to criminal or civil liability and adversely affect us.
We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions and other international trade laws and regulations, including the Brazilian Federal Law No. 12,846/2013 (the “Clean Company Act”). These laws and regulations, including the Clean Company Act, prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage, and impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. While we have been implementing policies and procedures to address compliance with such laws, there is a risk that our employees, agents, and other third parties with which we do business will nonetheless take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
In addition, we may be subject to certain economic and trade sanctions laws and regulations, export control and import laws and regulations, including those that are administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant governmental authorities, which may prohibit commercial dealings with persons or entities who are sanctioned parties or from sanctioned countries. Following Russia’s invasion of Ukraine beginning on February 24, 2022, many countries have adopted sanctions on a number of Russian and/or Belarussian companies and individuals, including persons affiliated with Russian and/or Belarussian government leadership, and have also restricted trade in various commodities, including fertilizers, causing changes in global trade flows as both manufacturers and customers react to the changing regulatory landscape. We have taken steps, including the preparation of risk policies aimed at monitoring sanctions lists and the implementation of know-your customer procedures, to avoid dealing with suppliers who are sanctioned parties or from sanctioned countries, and we are taking additional steps to implement various control mechanisms designed to prevent unauthorized dealings with any such parties going forward. We are continuously reviewing all of our supplier relationships as the sanctions regimes of the United States, the United Kingdom, the European Union and other countries are being implemented and updated, and we have suspended all business dealings with certain Russian and Belarussian suppliers to the extent we considered necessary to promote compliance with these regimes. Although we have taken precautions to prevent, detect or mitigate potential violation of sanctions laws, we cannot guarantee that our policies and procedures relating to sanctions compliance will prevent all violations in the future. If we are found to be in violation of any applicable sanctions regulations, it could result in significant civil and/or criminal fines or penalties, as well as reputational harm and loss of business.
We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in Brazil and other countries where we operate. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have knowledge of such activities.
Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws and we may be held responsible. Non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and resulting penalties could materially and adversely affect our business, results of operations and financial condition.

Our biologically-based solutions may cause undesirable side effects or environmental effects which may delay or prevent regulatory approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.
Undesirable side effects from our biologically-based solutions could arise either during development or after product has been marketed. Similarly, undesired environmental effects from agricultural or other biologically-based solutions could arise after a biologically-based solution is commercialized. The results of future safety or environmental studies may show that our biologically-based solutions cause undesirable side effects or environmental harm, which could interrupt, delay or halt their development and commercialization, resulting in delay of, or failure to obtain, regulatory approval from applicable regulatory authorities.
If any of our biologically-based solutions cause undesirable side effects or environmental effects or suffer from quality control issues:
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regulatory authorities may impose a hold or risk evaluation and mitigation strategies which could result in substantial delays, significantly increase the cost of development and/or adversely impact our ability to continue development of the solution;

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regulatory authorities may require the addition of statements, specific warnings, or contraindications to the product label;

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we may be required to conduct additional safety or environmental studies;

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we may be required to implement a risk minimization action plan, which could result in substantial cost increases and have a negative impact on our ability to commercialize the solution;

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we may be subject to limitations on how we promote the solution;

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we may, voluntarily or involuntarily, initiate product recalls;

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sales of the product and interest in collaborations may decrease significantly;

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regulatory authorities may require us to take our product off the market;

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we may be subject to litigation or environmental or product liability claims; and

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our reputation may suffer.

Moreover, a showing that our biologically-based solutions cause undesirable environmental harm could negatively impact the overall reputation of biologically-based solutions as a whole as safe and effective alternatives to conventional synthetic chemical products, severely undermine our business proposition and result in a potentially significant loss of customers, which could adversely affect us.
Any of these events could prevent us from achieving or maintaining market acceptance of the affected biologically-based solutions, cause injury to our reputation, or substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our biologically-based solutions.
The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
In the ordinary course of business, we and our subsidiaries are and may continue to be in the future parties to tax, civil, labor, environmental, criminal, regulatory and administrative proceedings, as well as arbitration and administrative investigations, inspections and proceedings whose outcomes may be unfavorable to us. The amounts involved in some of these proceedings may be substantial, and eventual losses on them could be significant.
As of December 31, 2021 and December 31, 2020, we had provisions in the amount of R$1.8 million and R$2.7 million, respectively, for civil, tax and labor disputes that represented a probable risk of loss for us and our subsidiaries. As of June 30, 2022, we had provisions in the amount of R$2.3 million for civil, tax and labor disputes that represented a probable risk of loss for us and our subsidiaries. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Moreover, we are not required to record provisions for proceedings in which our management team judges the risk of loss to be possible or remote. If such actions, claims or proceedings are ultimately resolved unfavorably to us, the outcome could reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. Even if we are ultimately successful in defending against such actions, the cost of defending ourselves can be substantial and may divert our management’s attention away from the daily operation of our business. For more information on material legal proceedings, see “Business of SuperBac — Legal Proceedings.”
We may become subject to product liability lawsuits or indemnity claims in the ordinary course of business, which could materially and adversely affect our business and results of operations.
From time to time, we may in the ordinary course of business be named as a defendant in product liability lawsuits, indemnity claims and other legal proceedings. These actions may seek, among other things, compensation for alleged product liability, personal injury, health and safety, employment discrimination, breach of contract, property damage and other losses or injunctive or declaratory relief.
The marketing, sale and use of our biologically-based solutions could lead to the filing of product liability claims were someone could allege that our products or services failed to perform as designed or intended or caused injury or other harms. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.
Regardless of merit or eventual outcome, product liability claims may result in:
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decreased demand for any biologically-based solutions that we have developed or may develop;

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loss of revenues;

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substantial monetary payments;

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significant time and costs to defend related litigation;

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the inability or prohibition to commercialize any biologically-based solutions that we have developed or may develop; and

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injury to our reputation and significant negative media attention.

Product liability insurance may not be available to us on commercially acceptable terms, or at all. Even if such insurance is available, product liability or other claims may exceed our insurance coverage limits. A successful product liability claim that exceeds our insurance coverage limits, for which we are not otherwise indemnified, could require us to pay substantial sums and could harm our business, financial condition or results of operations.
Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact our business and results of operations.
We rely in part on outsourced workers, which may create an obligation on our part to pay certain labor, social security and other obligations.
We outsource certain ancillary activities that support our business, including janitors, buildings security, and other operations staff. We do not provide benefits to these outsourced workers. According to Brazilian legislation, if our outsourced service providers fail to comply with their obligations under labor, social security, tax and/or environmental laws, we may be held jointly and severally or secondarily liable for any non-compliance, resulting in fines or other penalties, which may adversely affect us. In addition, if it is judicially determined that these outsourced workers effectively served in the capacity of employees despite being considered outsourced workers by us, we can be liable for payment of unpaid benefits and social security. We may also be liable for bodily injury or death at our offices and our data laboratory of the employees of third parties who provide services to us, which may adversely affect our reputation as well as our business. Further, any environmental damage and/or damage to third parties caused by service providers when undergoing work engaged by us expose us to joint and several liability for redress and/or damages for harm caused.

We consider our relationship with the Temasek Entities as a key competitive advantage, and a loss or waning of our relationship with the Temasek Entities could adversely affect us.
The Temasek Entities are some of our early investors and significant shareholders, and we consider our relationship with the Temasek Entities as a key competitive advantage for us.
Pursuant to the Lock-Up Agreement, the Temasek Entities have agreed to be restricted from selling PubCo shares for a period of six months following the consummation of the Business Combination. However, upon expiration or waiver of the lock-up period, the Temasek Entities could sell all, or a significant portion, of their PubCo shares in the open market or in privately negotiated transactions.
Moreover, pursuant to the terms of the Business Combination Agreement, our existing shareholders’ agreement will be terminated as of the Acquisition Closing. Therefore, the Temasek Entities will cease to be part of our shareholders’ agreement and cease to have the right to appoint any members of SuperBac Board. Accordingly, a loss or waning of our relationship with the Temasek Entities could adversely affect us.
We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties.
We are subject to a range of Brazilian federal, state and municipal environmental, health and safety laws and regulations governing, among other matters, the use, manufacture, storage, handling, disposal and release of hazardous materials, biological hazards and certain waste products. Compliance with applicable environmental laws and regulations and permit requirements may be expensive, and we have incurred and will continue to incur significant capital and operating expenditures and other costs in the ordinary course of our business to comply with such laws and regulations.
Failure to comply with past, present or future laws and regulations or permit requirements could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. For example, on February 26, 2018, the district attorney for the State of Paraná filed a lawsuit against SuperBac and SuperBac Fertilizantes alleging certain violations of environmental regulations in connection with our operations in Mandaguari, Brazil, which lawsuit is still ongoing. These allegations primarily related to (i) an instance of flooding of our industrial wastewater lagoon located on land owned by SuperBac Fertilizantes, and the resulting overflow allegedly having contaminated a nearby freshwater stream, as well as (ii) certain instances of alleged deforestation on land owned by SuperBac Fertilizantes, among other matters. A number of ancillary proceedings relating to the facts alleged in the lawsuit filed by the district attorney for the State of Paraná were also instituted by regulatory authorities, including IBAMA and the environmental protection agency for the State of Paraná (Instituto Água e Terra), resulting in penalties that have since been either paid or settled by SuperBac with the relevant regulatory authorities. In addition, on May 16, 2018, the City of Mandaguari Police Department, opened a criminal inquiry against us to investigate certain of the facts alleged in the lawsuit filed by the district attorney for the State of Paraná, which criminal investigation is still ongoing. For more information, see “Business of SuperBac — Legal Proceedings.” Noncompliance with environmental laws or regulations could also contribute to a perception that our solutions cause undesirable environmental harm, which could negatively impact our reputation, result in loss of customers and adversely affect us.
Contamination at properties we own, lease and operate and at properties to which we send hazardous materials, may result in liability for us under environmental laws and regulations, and our liability may exceed our total assets. In particular, Brazilian law provides for strict liability for damages caused to the environment, and no statute of limitations applies. Brazilian law also imposes joint and several liability for anyone who, by virtue of a given activity, regardless of fault (intentional or negligent failure to maintain some standard of conduct, when such failure results in harm to something or someone), facilitates or contributes to environmental damage. Therefore, we could be subject to criminal and civil liability if our operations cause negative impacts on human health or environmental damage to our properties or to the property of third parties, including as a result of the contamination of soil, groundwater or surface or drinking water. Moreover, Brazilian law also provides for piercing of the corporate veil where it would otherwise prevent the liability with respect to environmental damages. In such a situation, direct shareholders of SuperBac, such as Newco, may be held personally liable for environmental liabilities.
We are also subject to periodic inspections and audits carried out by such regulatory bodies to assess whether we are in compliance with the obligations established in the applicable laws and regulations. If any breach of the applicable laws or regulations is identified during such inspections, the licenses and authorizations necessary for our activities may be cancelled or suspended, and we may be subject to fines and other administrative penalties, which may adversely affect us.
We are also subject to environmental, health and safety permitting requirements from the relevant regulatory agencies. Regulatory agencies may refuse to issue required permits, require changes to our business plans, or impose costly or restrictive permitting conditions. Even if we such permits are successfully issued, we cannot assure you that regulatory agencies will renew such permits in the future, including as a result of the evolving regulatory landscape. Any failure to obtain or renew, or delay in obtaining or renewing, a permit required for our operations, or the imposition of onerous conditions in any such permits, could impact our ability to, or increase the cost of, conducting our business as planned, which could adversely affect our business, financial condition and results of operations.
Our business and operations could also be affected by the promulgation or implementation of new, more stringent environmental, health and safety laws and regulations, which may require us to change our operations, or result in greater compliance costs and increasing risks and penalties associated with violations. This could force us to allocate capital and other expenditures toward compliance, and consequently, divert spending away from planned investments on our research, development or production efforts, which could have a material adverse effect on our financial condition and results of operations.
Any failure to adapt to or comply with regulations on data privacy may adversely affect our results and reputation.
Theft, loss, or misuse of personal data about our employees, customers, or other persons could damage our reputation and subject us to legal or regulatory proceedings and fines. Although we endeavor to comply with applicable privacy, security or data protection, information security or consumer protection related laws, regulations, orders or industry standards in one or more applicable jurisdictions, any failure or perceived failure by us to comply with such laws, regulations, orders or standards could adversely affect us.
The data privacy landscape is rapidly evolving, and we are or may become subject to numerous data privacy and protection laws, requirements and regulations governing the collection, storage, use, disclosure, retention, transmission and security of personal information. In particular, the Brazilian General Data Protection Law, or LGPD, which came into effect between September 2020 and August 2021, imposes numerous, wide-ranging requirements on companies that process personal data in Brazil. If we are not in compliance with the LGPD, we could be subject to the following regulatory sanctions: (1) a warning, with indication of the deadline for adopting corrective measures; (2) fines of up to 2% of the group’s last fiscal year’s revenues, excluding taxes, up to the global amount of R$50 million per infraction; (3) daily fines up to the limit referred to in item 2; (4) an incident disclosure obligation; (5) temporary block and/or elimination of personal data; (6) partial suspension of the database to which the offense refers for a period of up to six months, extendable for an equal period, until the regularization of the processing of personal data; (7) suspension of the exercise of the activity of processing personal data to which the offense refers for a period of up to six months, extendable for an equal period; and (8) partial or total prohibition of the exercise of activities related to data processing. Additionally, we may be liable for material, moral, individual or collective damages caused as a result of non-compliance with the obligations established by the LGPD.
As a result of the LGPD’s new requirements, we have had to significantly change certain of our business practices and implement additional measures to adapt our personal data processing activities, each at a significant compliance cost to us. We have performed a compliance gap analysis and are currently in the process of implementing systems and procedures designed to promote full compliance with the LGPD; however, during this implementation period, deficiencies in our full adoption of data security measures, personal data processing and retention requirements and data reporting measures could lead to disputes with regulatory authorities, fines or harm to our reputation. Moreover, as the LGPD regulatory framework is new, complex and still evolving, we may have difficulty adequately adapting our systems and processes to the new legislation, and we cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by the courts. If we are found to be in breach of our regulatory obligations under the LGPD, we could be subject to administrative sanctions or held to account for the costs of any remediation efforts.
We face risks related to cybersecurity threats and incidents, as well as significant disruptions of our information technology systems or data security incidents that could result in significant financial, legal, regulatory, business and reputational harm.
We may face attempts by others to gain unauthorized access through the internet or to introduce malicious software, to our IT systems. Additionally, individuals or organizations, including malicious hackers, state-sponsored organizations, insider threats including employees and third-party service providers or intruders into our physical facilities, may attempt to gain unauthorized access and try to steal our technology and data. We are also a potential target of malicious attackers who: attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information, trade secrets or know-how related to our business, products, employees and customers; interrupt our systems and services or those of our customers or others; or demand ransom to return control of such systems and services. Such attempts by malicious attackers in general are increasing in number and in technical sophistication, and if successful, expose us and the affected parties to risk of loss or misuse of proprietary or confidential information or disruptions of our business operations, including our technology operations. Furthermore, malicious online actors may employ false pretenses or technical measures in an attempt to induce our employees to use IT systems in a manner contrary to our benefit, such as, by authorizing payment of false bills or to run software that would encrypt our information in such a way that it cannot be used by us without paying ransom. While we have implemented security measures and employee training programs intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or further security incidents. We have also outsourced elements of our operations (including elements of our information technology infrastructure) to third parties, and as a result, we manage a number of third-party vendors who may or could have access to our computer networks or our confidential information. Many of those third parties in turn subcontract or outsource some of their responsibilities to third parties. These providers can experience breaches of their systems and products that impact the security of our systems and our proprietary information, trade secrets or know-how.
Our information systems may also experience interruptions, delays, or cessations of service or produce errors in connection with system integration, software upgrades, or system migration work that takes place from time to time. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or further security incidents.
Should we fail to maintain required security qualifications, we may face regulatory concerns or be in breach of contract, which may trigger regulatory action, litigation and/or damages, reputational harm, or loss of certain contracts. While we actively work to manage our information security compliance program, we cannot guarantee that we will always meet all required security qualifications going forward.
We may encounter intrusions or unauthorized access to our network, services or infrastructure. Any such incidents, whether or not successful, could result in significant costs related to, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain business relationship, rebuilding our competitive advantage following the loss our proprietary information, trade secrets or know-how, or taking other remedial steps with respect to third parties, as well as reputational harm. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. While we seek to detect and investigate all unauthorized attempts and attacks against our network, products and services and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our products and services, we may not be successful in doing so and remain potentially vulnerable to additional known or unknown threats. In some instances, we, our customers and the users of our products and services can be unaware of an incident or its magnitude and effects.
In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, phishing attacks, social engineering and other means to affect service reliability. While we have incurred no material cyber-attacks or security breaches to date, any material cyber-related incident, including unauthorized access, disclosure or other loss of information, could result in legal claims or proceedings, investigations by law enforcement or regulatory bodies, liability under laws that protect the confidentiality of personal information, regulatory penalties, could disrupt our operations, could compromise our ability to protect our intellectual property rights, could damage our reputation, which could adversely affect our business, financial condition, and operating results, and could negatively impact our stock price.
Any increase in remote working practices could increase our cyber security risk, create data accessibility concerns and make us more susceptible to security breaches or business disruptions. The risk of cyberattack may also be heightened in the context of the ongoing conflict between Russia and Ukraine, and government officials have called for increased cybersecurity and vigilance. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations and/or prevent fraud.
We have identified material weaknesses in our internal control over financial reporting as of December 31, 2021. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to a failure to employ a sufficient number of qualified personnel to adequately ensure the appropriate accounting for non-routine transactions, failure to implement appropriate segregation of duties, including over review of journal entries, and failure to review the financial statements for appropriate presentation, including consideration of the application of Brazilian GAAP. These material weaknesses contributed to the identification of material prior year adjustments in our financial statements as part of the 2021, and 2020 financial statement audits.
Prior to the Business Combination, we have been a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our management team has not completed a formal assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting, or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.
We are currently implementing a remediation plan with respect to the material weaknesses identified above which includes to take necessary actions to design and implement formal accounting policies, procedures and controls required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge and improving the skills and competencies within our existing staff. It also includes designing and implementing improved processes and internal controls to our financial control environment to support our documentation and execution controls, and the establishment of controls to account for and disclose complex and unusual transactions. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. However, we may be unable to timely complete our evaluation testing and any required remediation and we cannot assure you that the measures we have taken to date, and the actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal controls over financial reporting or that they will prevent future material weaknesses.

If we are unable to remediate these material weaknesses in a timely manner or if we identify additional material weaknesses, PubCo may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the PubCo Securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
Any failures in our risk management and internal reporting systems, policies and procedures can expose us to unexpected or unforeseen risks, which could adversely affect our business.
Our internal controls structure may not be able to prevent failures in the internal control mechanisms of group companies or in our risk management, transactions or information technology environment, which could expose us to risks that could adversely affect our business. We cannot guarantee that we will be able to keep our internal controls operating effectively, which may affect our capacity to prepare our financial statements and information properly, report our results accurately, prevent fraud or other violations from occurring. Accordingly, the failure or ineffectiveness of our internal controls may have a material adverse effect on our business. In particular, we have identified material weaknesses in our internal control over financial reporting as of December 31, 2021 which could result in a material misstatement of our financial statements. For more information, see “Risk Factors — Risks Related to SuperBac’s Business and Industry — We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations and/or prevent fraud.”
In addition, our compliance procedures and internal controls may not be sufficient to prevent or detect all misconduct, fraud, corruption or violations of applicable laws by our employees and members of our management. If our employees or other persons related to us have been involved or are involved in fraudulent or corrupt activities or have violated or violate any applicable laws and regulations or our internal policies, we may be held responsible for any such violations, which may result in penalties, fines or sanctions that may substantially and adversely affect our business and reputation.
There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage, and the materialization of such uninsured risks could adversely affect us.
Our insurance policies may not adequately cover all risks to which we are exposed. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our biologically-based solutions. We cannot assure you that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of the PubCo Securities. Moreover, we are subject to risks for which we are uninsured, such as war, acts of God, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us. For more information, see “Business of SuperBac — Insurance.”
Climate change may impact our facilities and, in addition, we may incur substantial costs to comply with climate change legislation and related regulatory initiatives.
Climate change, changing weather patterns and the increase in frequency of severe storms such as hurricanes and tornadoes could cause disruptions or the complete loss of our facilities or delay the construction of future facilities. In addition, climate change concerns, and changes in the regulation of such concerns, including greenhouse gas emissions, could also subject us to additional costs and restrictions, including increased energy and raw materials costs which could negatively impact our financial condition and results of operations. Climate change may also negatively impact the availability of the inputs we use to manufacture our solutions.
The effects of climate change can not only adversely impact our operations, but also the operations of our suppliers and customers, and can lead to increased regulations and changes in consumer preferences. For example, our farmer customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. If adverse environmental conditions occur during key growing and harvesting seasons, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, such conditions could substantially impact demand for agricultural inputs, including our crop protection solutions, which could adversely affect our business, results of operations and financial condition.
Failure to keep up with evolving trends and shareholder expectations relating to ESG issues or reporting could adversely impact us, our reputation and cost of capital.
Certain institutional investors, investor advocacy groups, investment funds, creditors and other influential financial markets participants have become increasingly focused on companies’ ESG practices in evaluating their investments and business relationships. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies’ ESG practices. Although there are no universal standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions.
In addition, the adoption of new ESG-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions as to our brand. Furthermore, if our competitors’ corporate responsibility or ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead.
It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG strategy or performance. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives, statements or goals are not executed as planned, our reputation and financial results could be materially and adversely affected. In addition, our access to and cost of capital, could be adversely affected. Unfavorable press about or ratings or assessments of our ESG strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to negative investor sentiment toward us, which could have a negative impact on our reputation, our access to and cost of capital, and the trading price of PubCo Securities.
Risks Relating to Brazil
Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.
We generate substantially all of our revenue from sales within Brazil. Therefore, our operating results and financial condition are affected by Brazilian macroeconomic conditions and fiscal developments.
Brazil has historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of Brazil have slowed and the country has entered mild recessions. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy and an increase in inflation and interest rates, thereby adversely affecting our business, financial condition and results of operations.
Additionally, economic and political developments in Brazil, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability (including as a result of the 2022 presidential elections), terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of the PubCo Securities and have a material adverse effect on our business, financial condition and results of operations.
For more information, see “— The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of the PubCo Securities,” “— The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations and disputes among Brazil’s three branches of government, may harm us and the price of the PubCo Securities,” and “— Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, and as a result, harm our business and the price of the PubCo Securities.”
The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of the PubCo Securities.
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. Our business and the market price of the PubCo Securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
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growth or downturn of the economy;

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interest rates and monetary policies;

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exchange rates and currency fluctuations;

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inflation;

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liquidity of the capital and lending markets;

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import and export controls;

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exchange controls and restrictions on remittances abroad and payments of dividends;

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modifications to laws and regulations according to political, social and economic interests;

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fiscal policy and changes in tax laws and related interpretations by tax authorities;

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economic, political and social instability, including general strikes and mass demonstrations;

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labor and social security regulations;

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changes in environmental, health and safety laws and regulations;

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energy and water shortages and rationing;

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commodity prices;

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public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

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changes in demographics; and

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other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil will hold presidential elections in 2022, and we cannot predict which policies the incoming President of Brazil may adopt or change during his or her term in office, or the effect that any such policies might have on our business and on the Brazilian economy. Uncertainty over whether the current President of Brazil will challenge the results of the 2022 presidential elections or whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of PubCo Securities.
The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, disputes among Brazil’s three branches of government and a potential challenge to the 2022 electoral process, may harm us and the price of the PubCo Securities.
Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
Recent political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Such political instability was in part a result of corruption investigations into Brazilian state-owned and private sector companies, politicians and business executives since the end of 2014, which, in turn, led to the ouster and arrest of several prominent politicians. See “— The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of the PubCo Securities.” In addition, Brazil is currently experiencing political disputes among its three branches of government, with President Bolsonaro currently under investigation by the Brazilian Supreme Court for the alleged practice of inappropriate acts. Moreover, the Brazilian Congress issued a final report on October 26, 2021 recommending that President Bolsonaro be indicted for nine crimes related to his handling of the COVID-19 pandemic, including crimes against humanity, which congressional report could result in criminal charges or trigger impeachment proceedings. Furthermore, there is uncertainty over whether the current President of Brazil will challenge the results of the 2022 presidential elections. These events and further political instability had, and may continue to have, an adverse effect on the Brazilian economy.
We cannot predict whether the ongoing investigations, including those involving President Bolsonaro, and ongoing political disputes among Brazil’s three branches of government will continue or will lead to further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations. Although the potential outcome of these factors are uncertain, they have already had a negative impact on the general perception of the Brazilian economy and the securities of Brazilian companies.
These issues may be exacerbated by the Brazilian presidential election to be held in October 2022. Historically, presidential election years in Brazil are marked by political uncertainty which has generated greater instability and volatility in the Brazilian economic and political scenario. The outcome of the upcoming presidential election in Brazil, as well as its impacts on the Brazilian economy, are uncertain and may adversely affect our business, financial condition and results of operations.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine conflict, may harm the Brazilian economy and the price of the PubCo Securities.
The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility, and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil, which impacted overall growth expectations for the Brazilian economy.

Recently, the United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. In 2022, the military conflict between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, while forging a new landscape in relation to international sanctions. This military conflict has also led to increasing tensions between the United States and Russia, an escalation of which could adversely affect the global economy, including Brazil, such as increased inflation and interest rates, which ultimately could have a negative impact on us. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additional potential sanctions and penalties have also been proposed and/or threatened. In addition, in response to Russia’s recent invasion of Ukraine, the North Atlantic Treaty Organization (NATO) deployed additional military forces to eastern Europe. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent military conflict between Russian and Ukraine, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks. It is unclear whether these challenges and uncertainties will be contained or resolved, and exactly what effects they may have on the global political and economic conditions in the long term.
These developments, as well as other crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, or any other as of yet unforeseen development, may lead to political instability and adversely affect the United States and global economies and capital markets, which may, in turn, adversely affect the trading price of the PubCo Securities.
Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, and as a result, harm our business and the price of the PubCo Securities.
In the past, Brazil has experienced extremely high rates of inflation that adversely affected its economy and capital markets and the ability of the Brazilian government to create conditions that stimulate or maintain economic growth. Since the introduction of the Brazilian real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the recent past, the Brazilian economy has experienced increasing inflation rates. Inflation as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), was 4.5% and 10.1% for the years ended December 31, 2020 and 2021, respectively, and 5.49% for the six months ended June 30, 2022. Inflation as measured by the General Market Prices Index (Índice Geral de Preços-Mercado, or “IGP-M”) was 23.1% and 17.8% for the years ended December 31, 2020 and 2021, respectively, and 8.16% for the six months ended June 30, 2022.
Moreover, inflationary pressures have historically and in the recent past led the Brazilian government to intervene in the economy in an effort to curb inflation by increasing interest rates and introducing other policies that have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. For example, as of December 31, 2020, the Central Bank’s SELIC interest rate was 2.00%. In June 2021, the Central Bank’s SELIC interest rate was increased to 4.25%, and further increased to 6.25% in September 2021. In October 2021, the Central Bank’s SELIC interest rate was set at 7.75% due to concerns with inflationary pressure. On December 8, 2021, the SELIC rate was again increased to 9.25%, and further increased to 10.75% in February 2022. On March 16, 2022, the SELIC rate was further increased to 11.75%, and on May 4, 2022, the SELIC rate was further increased to 12.75%. On June 15, 2022, the SELIC rate was further increased to 13.25%. On August 3, 2022, the SELIC rate was further increased to 13.75%.

Periods of higher inflation coupled with higher interest rates and other measures to combat inflation may lead to reduced demand for our solutions. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to customers and could adversely affect our operating margins and operating income. In addition, inflation affects our financial liquidity and financial capital resources primarily by exposing us to the variations in our floating-rate loans. As of December 31, 2021, approximately 60.9% of our loans and borrowings were subject to floating interest rates, particularly the CDI rate. As of June 30, 2022, approximately 58.8% of our loans and borrowings were subject to floating interest rates, particularly the CDI rate. Rising interest rates may also impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand.
Global inflation has increased over the course of 2021 and 2022. Our management has not taken, and does not plan to take, any particular actions in the foreseeable future to mitigate the effects of these global inflationary pressures. However, we cannot assure you that our management’s view will be accurate. Any failure to successfully manage the impact of global inflation could materially and adversely impact our business and results of operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Significant Factors Affecting Our Financial Condition and Results of Operations — Market Conditions and Geopolitical Environment — Inflation.”
Any further downgrading of Brazil’s credit rating could reduce the trading price of the PubCo Securities.
We generate substantially all of our revenue from sales within Brazil. Therefore, we may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.
Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. In this context of political and economic uncertainty, on January 11, 2018, Standard & Poor’s downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 2, 2021. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable. In February 2018, Fitch downgraded Brazil’s sovereign credit rating to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative.
A continuation or deterioration of sluggish macroeconomic conditions in the Brazilian economy and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of the PubCo Securities to decline. Additionally, a downgrade of Brazil’ sovereign credit rating may also affect our own credit rating, hindering our ability to obtain financing at competitive rates compared to our competitors, which may impact our ability to grow our business and, consequently, affect the price of the PubCo Securities.
Risks Related to PubCo
The requirements of being a public company may strain PubCo’s resources, divert the attention of PubCo’s management team and affect PubCo’s ability to attract and retain qualified board members.
Following the consummation of the Business Combination, PubCo will become a public company, and will incur significant legal, accounting and other expenses that SuperBac has not incurred as a private company, including costs associated with public company reporting requirements. In particular, PubCo expects to incur significant costs associated with the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of Nasdaq. PubCo expects these rules and regulations to substantially increase its legal and financial compliance costs and to make certain activities more time-consuming and costly. For example, PubCo expects these rules and regulations to make it more difficult and more expensive for PubCo to obtain director and officer liability insurance and PubCo may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage.

PubCo is currently unable to predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for PubCo to attract and retain qualified persons to serve on PubCo’s board of directors, board committees or as its executive officers.
The additional demands associated with being a public company will require PubCo’s management team and personnel to devote a substantial amount of their time and attention to promote compliance with these rules and regulations, and the and they may not effectively or efficiently manage the transition into a public company. This may disrupt the ordinary conduct or PubCo’s business by diverting the attention of some of its senior management team away from PubCo’s revenue producing activities, thereby adversely affecting PubCo’s ability to attract and compete for business opportunities and growing its businesses.
Moreover, most members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. PubCo’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.
In addition, the public reporting obligations associated with being a public company in the United States may subject PubCo to litigation as a result of increased scrutiny of its financial reporting. If PubCo is involved in litigation regarding its public reporting obligations, this could subject PubCo to substantial costs, divert resources and attention of PubCo’s management team from PubCo’s business and adversely affect PubCo.
Any of these effects could harm PubCo’s business, financial condition and results of operations.
PubCo may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.
SuperBac is currently not subject to Section 404(a) of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, PubCo will be required to furnish a report by its management team attesting to PubCo’s internal control over financial reporting in connection with PubCo’s second annual report on Form 20-F following the consummation of the Business Combination. The additional requirements for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of SuperBac as a privately-held company.
PubCo’s management team may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable under Section 404(a) of the Sarbanes-Oxley Act after the Business Combination. If PubCo is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to conclude that its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of PubCo Class A Ordinary Shares. Moreover, if PubCo’s management team identifies one or more material weaknesses in its internal controls over financial reporting, the trading price of PubCo Class A Ordinary Shares may be adversely impacted due to a loss of confidence in the reliability of PubCo’s financial statements.
SuperBac’s founder and CEO, Luiz Augusto Chacon de Freitas Filho, will have considerable influence over important corporate matters following the consummation of the Business Combination as a result of PubCo’s dual class voting structure, which may result in PubCo taking certain actions that other shareholders may not view as beneficial.
Following the consummation of the Business Combination, the PubCo Ordinary Shares will be divided into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares. The rights of the holders of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares are different with respect to voting, conversion and transfer rights. Holders of PubCo Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of PubCo shareholders, while holders of PubCo

Class B Ordinary Shares will be entitled to ten votes per share in respect of matters requiring the votes of PubCo shareholders, including separate class vote. Each PubCo Class B Ordinary Share will be convertible into one PubCo Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time by the holder thereof, while PubCo Class A Ordinary Shares will not be convertible into PubCo Class B Ordinary Shares under any circumstances. Upon any sale, pledge, transfer, assignment or other disposition of PubCo Class B Ordinary Shares by a holder thereof to any person which is not a Permitted Transferee of such holder, such PubCo Class B Ordinary Shares will be automatically and immediately converted into the equal number of PubCo Class A Ordinary Shares (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time). For a more detailed description of PubCo’s dual class structure, see “Description of PubCo Share Capital — PubCo Ordinary Shares.”
Due to the disparate voting powers associated with PubCo’s two classes of ordinary shares, Mr. Chacon will hold approximately 65.7% of the aggregate voting power of PubCo immediately following the consummation of Business Combination, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.” In addition, in connection with the Business Combination, the Proposed Governing Documents will provide for certain director nomination rights, including providing the SuperBac Founder (which includes Mr. Chacon) with the right to appoint a majority of PubCo’s directors, for so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital. See “Description of PubCo Share Capital — Directors.”
As a result, Mr. Chacon will have considerable influence over matters such as electing or removing directors, approving any amendments to PubCo’s organizational documents and approving material mergers, acquisitions or other business combination transactions. As a PubCo’s director, Mr. Chacon owes a fiduciary duty to PubCo’s shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of PubCo’s shareholders. As a shareholder, even a controlling shareholder, Mr. Chacon is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of PubCo’s shareholders generally. Therefore, Mr. Chacon may take actions that are not in the best interests of PubCo’s other shareholders. Even if Mr. Chacon is no longer a director of PubCo, he will continue to have the ability to exercise the same significant voting power and potentially control the outcome of all matters submitted to PubCo’s shareholders for approval.
For the foreseeable future, holders of PubCo Class A Ordinary Shares are not expected to have a meaningful voice in PubCo’s corporate affairs and the control of PubCo will be concentrated with Mr. Chacon and to some extent, the Sponsor through its director nomination rights. This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of PubCo Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.
XPAC cannot predict the impact PubCo’s dual-class structure may have on the price of PubCo Class A Ordinary Shares.
XPAC cannot predict whether PubCo’s dual-class structure will result in a lower or more volatile market price of PubCo Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly-public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, PubCo’s dual-class capital structure would make PubCo ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not invest in PubCo Class A Ordinary Shares. These policies are still new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of PubCo’s dual-class structure, PubCo will likely be excluded from certain of these indices and XPAC cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of PubCo Class A Ordinary Shares less attractive to other investors. As a result, the market price of shares of PubCo Class A Ordinary Shares could be adversely affected.
The departure or loss of significant influence of SuperBac’s founder and CEO, Luiz Augusto Chacon de Freitas Filho, would be detrimental to PubCo’s business and adversely affect PubCo’s ability to execute its business strategies and continue to grow.
Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and Chief Executive Officer, has historically been responsible for SuperBac’s strategic vision and disruptive innovations, as well as the management and growth of SuperBac’s operations. SuperBac believes a significant portion of its success is owed to Mr. Chacon, as SuperBac has been able to take advantage of his technical expertise for the development and the execution of its business strategies, including the management and operation of SuperBac’s business. The departure, death or disability of Mr. Chacon or other extended or permanent loss of his contributions, or any negative market or industry perception with respect to such loss, could have a material adverse effect on PubCo’s business.
Moreover, immediately following the Business Combination, Mr. Chacon is expected to hold 65.7% of the voting power over all PubCo shares issued and outstanding, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). For more information on the effects of additional dilution sources, such as the PubCo Warrants and the Modal Warrants, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Following the Business Combination.” Any decrease in the level of control previously exerted by Mr. Chacon, whether through his departure, death, disability or otherwise, could have a detrimental effect on PubCo’s business and operations. Absent control by Mr. Chacon, the remaining significant shareholders of PubCo will consist of professional investors and investment funds that may not have specific technical experience. Moreover, the absence of a controlling shareholder may also make PubCo more susceptible to the formation of new shareholder alliances, disputes among PubCo’s shareholders, and other events resulting from the absence of a controlling shareholder or a control group, including PubCo’s inability to obtain the minimum quorums required to pass on a decision. If a new control group emerges and takes over decision-making power, PubCo could suffer sudden and unexpected changes in its strategies and corporate policies, including through the replacement of PubCo’s management team, which could adversely affect PubCo. Additionally, PubCo cannot assure you that any such new control group would project the same level of influence or support that SuperBac has experienced under Mr. Chacon’s control and leadership prior to the Business Combination, which could also adversely affect PubCo.
PubCo could lose its foreign private issuer status, which would require it to comply with the Exchange Act’s domestic reporting regime and cause PubCo to incur significant legal, accounting and other expenses.
PubCo is a foreign private issuer and, therefore, it is not required to comply with certain reporting requirements of the Exchange Act applicable to US domestic issuers, including:
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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events;

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Regulation FD, which regulates selective disclosure of material information by issuers; and

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certain more stringent executive compensation disclosure rules.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.
In order to maintain PubCo’s current status as a foreign private issuer, either (a) a majority of PubCo’s shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of PubCo’s executive officers or directors may not be United States citizens or residents, (ii) more than 50% of PubCo’s assets cannot be located in the United States and (iii) PubCo’s business must be administered principally outside the United States. PubCo intends to monitor the composition of its shareholder base to determine whether PubCo meets these criteria. If PubCo loses this status, it would be required to comply with the Exchange Act reporting requirements described above and may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules and report its financial statements under U.S. GAAP, which may differ materially from IFRS, all of which may involve time, effort and additional costs to implement. The regulatory and compliance costs to PubCo under U.S. securities laws if it is required to comply with such requirements may be significantly higher than the costs PubCo would incur as a foreign private issuer.
As a result, PubCo expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and would make some activities highly time consuming and costly. PubCo also expect that if it were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for PubCo to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for PubCo to attract and retain qualified members of its board of directors.
As a foreign private issuer and “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of PubCo Class A Ordinary Shares.
Nasdaq rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer and a “controlled company” within the meaning of Nasdaq rules, PubCo will be permitted to rely on exemptions from certain corporate governance practices.
As a foreign private issuer whose shares will be listed on Nasdaq, PubCo will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq stock exchange requirements. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq listing standards. See “Description of PubCo Share Capital.” For example, neither the Companies Act nor the Proposed Governing Documents that will become effective immediately following the consummation of the Business Combination requires a majority of PubCo’s directors to be independent and its independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As PubCo will follow home country practice, its shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers. We intend to take advantage of the exemptions available to us as a foreign private issuer so long as we continue to qualify as a foreign private issuer. Any foreign private issuer exemptions PubCo avails itself of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.
A “controlled company” under Nasdaq rules is a company of which more than 50% of the voting power is held by an individual, group or another company. It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, the SuperBac Founder will own 65.7% and 83.1%, respectively, of PubCo’s voting rights. Therefore, following the consummation of the Business Combination, the SuperBac Founder (which includes Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and CEO), will control a majority of the voting power of PubCo’s outstanding shares, making PubCo a “controlled company” within the meaning of Nasdaq rules. As a controlled company, PubCo would not be required to comply with certain corporate governance rules, such as the requirement that a majority of directors on our board of directors be independent and that certain of its board committees consist entirely of independent directors even if it loses its foreign private issuer status. As of the date of this proxy statement/prospectus, we do not intend to take advantage of the exemptions from the Nasdaq corporate governance rules available to a “controlled company.” However, should we later choose to do so, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.
PubCo is an “emerging growth company” (as defined in the JOBS Act), and the reduced disclosure requirements applicable to emerging growth companies may make PubCo’s Class A Ordinary Shares less attractive to investors than those of U.S. domestic registrants and non-emerging growth companies.
PubCo is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States and non-emerging growth companies. These provisions include:
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the ability to include in this proxy statement/prospectus more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

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an exemption from the auditor attestation requirement in the assessment of PubCo’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

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to the extent that PubCo no longer qualifies as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

PubCo will follow certain Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, such laws and regulations may not contain any provisions comparable to the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, the U.S. proxy rules, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although PubCo will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though PubCo is required to file reports on Form 6-K disclosing the limited information which PubCo has made or is required to make public pursuant to Cayman Islands law, or is required to distribute to shareholders generally, and that is material to PubCo, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
PubCo may take advantage of certain of these provisions for up to five years or such earlier time that it is no longer an emerging growth company. PubCo would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its shares held by non-affiliates or issues more than $1.0 billion of non-convertible debt over a three-year period. PubCo may choose to take advantage of some but not all of the above-described provisions. PubCo has taken advantage of reduced reporting requirements in this proxy statement/prospectus. Accordingly, the information contained herein may be different than the information you receive from a non-emerging growth companies. As a result, PubCo’s shareholders may not have access to certain information that they deem important.
PubCo cannot predict if investors will find PubCo Class A Ordinary Shares less attractive as a result of its reliance on exemptions under the JOBS Act. If some investors find the PubCo Securities less attractive as a result, there may be a less active trading market for the PubCo Securities and the price of the PubCo Securities may be more volatile.
There will be differences between your current rights as a holder of XPAC Ordinary Shares and the rights you will have as a holder of PubCo Class A Ordinary Shares, some of which may adversely affect you.
Upon consummation of the Business Combination, XPAC shareholders will no longer be shareholders of XPAC, but will be shareholders of PubCo. There will be differences between the current rights of XPAC shareholders and the rights you will have as a holder of PubCo Class A Ordinary Shares and PubCo Warrants, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of XPAC shareholders and the PubCo shareholders, see the section entitled “The Advisory Governing Documents Proposals.”
Upon consummation of the Business Combination, XPAC shareholders will become PubCo shareholders, XPAC warrantholders will become holders of PubCo Warrants and the market price for PubCo Class A Ordinary Shares may be affected by factors different from those that historically have affected XPAC.
Upon consummation of the Business Combination, XPAC shareholders will become PubCo shareholders and XPAC’s warrantholders will become holders of PubCo Warrants, which may be exercised to acquire PubCo Class A Ordinary Shares. PubCo’s business differs from that of XPAC, and, accordingly, the results of operations of PubCo will be affected by some factors that are different from those currently affecting the results of operations of XPAC. XPAC is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. PubCo is a holding company incorporated in the Cayman Islands and, after the consummation of the Business Combination, its subsidiaries will be engaged in designing, making, and selling biologically-based solutions that replace harmful existing synthetic chemicals across a wide range of household and industrial applications. PubCo’s business and results of operations will be affected by operating, industry and regional risks to which XPAC is not exposed. For a discussion of the future business of PubCo currently conducted and proposed to be conducted by SuperBac, see “Business of SuperBac.”
The PubCo Warrants and Modal Warrants will become exercisable for PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.
PubCo Warrants to purchase an aggregate of 11,581,862 PubCo Class A Ordinary Shares will become exercisable in accordance with the terms of the agreement governing those securities. Assuming the Business Combination closes, these warrants will become exercisable 30 days after the consummation of the Business Combination. In addition, up to 4,347,826 PubCo Class A Ordinary Share are issuable upon the exercise of the Modal Warrants (the exercise period for which is between the second and fifth anniversaries of the Acquisition Closing Date). The exercise price of the PubCo Warrants and the Modal Warrants is $11.50 per share. To the extent such warrants are exercised, additional PubCo Class A Ordinary Shares will be issued, which will result in dilution to the holders of PubCo Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of PubCo Class A Ordinary Shares. However, there is no guarantee that the PubCo Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See below risk factor, “Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment.
The warrants were issued in registered form under the Warrant Agreement between Continental, as warrant agent, and XPAC. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to, among other things, cure any ambiguity or correct any mistake, but requires the approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants, including to increase the warrant price or shorten the exercise period (except for provisions of the Warrant Agreement enabling amendments without shareholder or warrant holder approval that are necessary in the good faith determination of XPAC Board (taking into account then existing market precedents) to allow for the warrants to be classified as equity in XPAC’s financial statements). Accordingly, XPAC may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment. Although XPAC’s ability to amend the terms of the public warrants with the consent of at least 65% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period, or decrease the number of shares of PubCo’s Class A Ordinary Shares purchasable upon exercise of a warrant. Following the consummation of the Business Combination, XPAC would become a wholly owned subsidiary of PubCo and, therefore, PubCo would control the activities of XPAC.
Beginning in January 2022, there has been a significant drop in the market values of growth-oriented companies. Accordingly, securities of growth companies such as SuperBac and, following the consummation of the Business Combination, PubCo, may be more volatile than other securities and may involve special risks.
Beginning in January 2022, there has been a significant drop in the market values of growth-oriented companies like SuperBac and, following the consummation of the Business Combination, PubCo. In recent months, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, PubCo Securities are subject to potential downward pressures, which may result in high redemptions of the cash available from the Trust Fund. If there are substantial redemptions, there will be a lower float of PubCo Ordinary Shares outstanding, which may cause further volatility in the price of Pubco Securities and adversely impact PubCo’s ability to secure financing following the consummation of the Business Combination.
Securities of companies formed through mergers of special purpose acquisition companies (SPACs) such as PubCo may experience a material decline in price relative to the share price of the SPAC prior to the merger.
As with most initial public offerings of special purpose acquisition companies (SPACs) in recent years, XPAC issued shares for $10.00 per share upon the closing of its IPO. As with other SPACs, the $10.00 per share price of XPAC reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the consummation of the Business Combination. Following the consummation of the Business Combination, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of PubCo, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about PubCo, its share price and trading volume could decline significantly.
The trading market for PubCo Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about PubCo or its business. PubCo may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of PubCo, or if these securities or industry analysts are not widely respected within the general investment community, the demand for PubCo Class A Ordinary Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that PubCo obtains securities or industry analyst coverage, if one or more of the analysts who cover

PubCo downgrade their assessment of PubCo or publish inaccurate or unfavorable research about PubCo’s business, the market price and liquidity for PubCo Class A Ordinary Shares could be negatively impacted.
The price of PubCo Class A Ordinary Shares may be volatile, and you may be unable to resell your PubCo Class A Ordinary Shares at or above the price at which you purchased such stock, or at all.
After the consummation of the Business Combination, the market price for PubCo Class A Ordinary Shares is likely to be volatile. In addition, the market price for PubCo Class A Ordinary Shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:
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trends and changes in consumer preferences in the industries in which PubCo operates;

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changes in general economic or market conditions or trends in our industry or the economy as a whole;

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changes in key personnel;

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PubCo’s entry into new markets;

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changes in PubCo’s operating performance;

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investors’ perceptions of PubCo’s prospects and the prospects of the businesses in which PubCo participates;

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fluctuations in quarterly revenue and operating results, as well as differences between PubCo’s actual financial and operating results and those expected by investors;

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the public’s response to press releases or other public announcements by PubCo or third parties, including PubCo’s filings with the SEC;

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announcements relating to litigation;

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guidance, if any, that PubCo provides to the public, any changes in such guidance or our failure to meet such guidance;

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changes in financial estimates or ratings by any securities analysts who follow PubCo Class A Ordinary Shares, PubCo’s failure to meet such estimates or failure of those analysts to initiate or maintain coverage of PubCo Class A Ordinary Shares;

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downgrades in PubCo’s credit ratings or the credit ratings of PubCo’s competitors;

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the development and sustainability of an active trading market for PubCo Class A Ordinary Shares;

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investor perceptions of the investment opportunity associated with PubCo Class A Ordinary Shares relative to other investment alternatives;

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the inclusion, exclusion or deletion of PubCo Class A Ordinary Shares from any trading indices;

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future sales of PubCo Class A Ordinary Shares by PubCo officers, directors and significant shareholders;

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other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

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changes in accounting principles.

These and other factors may lower the market price of PubCo Class A Ordinary Shares, regardless of PubCo’s actual operating performance. As a result, PubCo Class A Ordinary Shares may trade at prices significantly below the price at which you purchased such PubCo Class A Ordinary Shares.
In addition, the stock markets, including Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If PubCo were to become involved in securities litigation, PubCo could incur substantial costs and PubCo’s resources and the attention of PubCo management team could be diverted from its business.
PubCo Class A Ordinary Shares price may be exposed to additional risks because the business of SuperBac will become a public company through a de-SPAC transaction. There has been increased focus by government agencies on such transactions, and PubCo expects that increased focus to continue, and PubCo may be subject to increased scrutiny by the SEC and other government agencies and holders of our PubCo Securities as a result, which could adversely affect the price of PubCo Class A Ordinary Shares.
Future resales of PubCo Ordinary Shares may cause the market price of the PubCo Class A Ordinary Shares to drop significantly, even if PubCo’s business is doing well.
Under the Business Combination Agreement, SuperBac shareholders will receive, among other things, 15,701,524 PubCo Class A Ordinary Shares (none of which will be eligible for sale immediately after the consummation of the Business Combination), or in the case of the SuperBac Founder 8,271,380 Class B Ordinary Shares convertible into PubCo 8,271,380 Class A Ordinary Shares, assuming that no public shares are redeemed in connection with the Business Combination, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”
Pursuant to the Lock-Up Agreement and, as applicable, the Lock-up Joinder Agreement, subject to certain exceptions, following the Acquisition Closing: (i) the SuperBac Founder has agreed to a two-year lock-up of his PubCo Ordinary Shares (other than the sale of up to R$70.0 million of PubCo Ordinary Shares), and (ii) substantially all of the other SuperBac shareholders have agreed a six-month lock-up period of his PubCo Ordinary Shares. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options. Moreover, pursuant to the Sponsor Support Agreement, the Sponsor will be restricted from selling PubCo Class A Ordinary Shares for a period of one year following the consummation of the Business Combination, unless the trading price of the PubCo Class A Ordinary Shares reaches a specified threshold, enabling the Sponsor to sell its PubCo Class A Ordinary Shares. See “Certain XPAC Relationships and Related Party Transactions.”
Upon expiration or waiver of the applicable lock-up period, and upon effectiveness of the registration statement that PubCo files pursuant to the A&R Registration Rights Agreement or as required under the terms of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, or upon satisfaction of the requirements of Rule 144 under the Securities Act, the SuperBac shareholders that become PubCo shareholders and certain other significant shareholders of PubCo (including the PubCo Class A Ordinary Shares issuable upon exercise of the Modal Warrants) may sell large amounts of PubCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in PubCo’s share price or putting significant downward pressure on the price of the PubCo Class A Ordinary Shares. See “Shares Eligible for Future Sale.”
Future issuances of any equity securities by PubCo may dilute the existing interests of XPAC shareholders and decrease the trading price of PubCo Class A Ordinary Shares.
PubCo will issue PubCo Class A Ordinary Shares, and PubCo Class B Ordinary Shares convertible into PubCo Class A Ordinary Shares, as consideration for the Business Combination, and PubCo may issue additional PubCo Class A Ordinary Shares, or other equity or convertible debt securities without approval of the holders of PubCo Class A Ordinary Shares. Any future issuance of equity securities by PubCo could dilute the existing interests of XPAC shareholders and could substantially decrease the trading price of PubCo Class A Ordinary Shares.
After the consummation of the Business Combination, XPAC shareholders will own a smaller percentage of PubCo than they currently own of XPAC. Upon consummation of the Business Combination, it is anticipated that (i) the existing shareholders of SuperBac will own approximately 46.6% of PubCo Ordinary Shares (which includes approximately 20.3% held by the Temasek Entities), (ii) XPAC’s existing public shareholders will own approximately 42.7% of PubCo Ordinary Shares, and (iii) the Sponsor together with the current independent directors of XPAC will own approximately 10.7% of PubCo Ordinary Shares, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). Consequently, XPAC shareholders, as a group, will have reduced ownership and voting power in PubCo compared to their ownership and voting power in XPAC and will exercise less influence over management and other important corporate matters. See “— SuperBac’s founder and CEO, Luiz Augusto Chacon de Freitas Filho, will have considerable influence over important corporate matters following the consummation of the Business Combination as a result of PubCo’s dual class voting structure, which may result in PubCo taking certain actions that other shareholders may not view as beneficial.”
Moreover, PubCo will continue to require significant capital investment to support its business, and PubCo may issue additional PubCo Class A Ordinary Shares, or other equity-linked securities or convertible debt securities of equal or senior rank in connection with the Business Combination or in the future, without approval of the holders of the PubCo Class A Ordinary Shares in certain circumstances for a number of reasons, including to finance PubCo’s operations and business strategy (including in connection with acquisitions and other transactions), to adjust PubCo’s ratio of debt to equity, to satisfy its obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.
PubCo’s issuance of additional PubCo Class A Ordinary Shares (including as a result of the exercise of the PubCo Warrants and the Modal Warrants), or the issuance of other equity or convertible debt securities of equal or senior rank would have the following effects: (i) PubCo’s existing shareholders’ proportionate ownership interest in PubCo may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding PubCo Class A Ordinary Share may be diminished; and (iv) the market price of PubCo Class A Ordinary Shares may decline. Under certain circumstances, each PubCo Class B Ordinary Share will convert into one PubCo Class A Ordinary Share, but as the conversion ratio is one-to-one, such conversion would not have a dilutive effect. See “Description of PubCo Share Capital — PubCo Ordinary Shares — Conversion Rights.” For additional information on certain effects of the exercise of the PubCo Warrants and the Modal Warrants, see “— The PubCo Warrants and Modal Warrants will become exercisable for PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders” above.
The Proposed Governing Documents provide that, at any time when there are outstanding PubCo Class A Ordinary Shares, PubCo Class B Ordinary Shares may only be issued pursuant to (i) a share-split, subdivision or similar transaction or as a stock dividend, (ii) the right of a holder of PubCo Class B Ordinary Shares to maintain its proportional voting interest in PubCo in connection with any issuance of ordinary shares or preferred shares of PubCo, or (ii) pursuant to a business combination transaction involving the issuance of PubCo Class B Ordinary Shares as full or partial consideration.
After the consummation of the Business Combination, executive officers and directors of PubCo and its subsidiaries may be granted stock-based compensation pursuant to the terms of the PubCo Equity Plan. You will experience additional dilution as, and to the extent that, such stock-based compensation becomes vested and settled or exercised, as applicable, for PubCo Class A Ordinary Shares. See “Management of PubCo Following the Business Combination — Compensation of Directors and Executive Officers — Share Incentive Plans.”
For additional information on dilution scenarios, see “The Business Combination Agreement — Ownership of, and Voting Rights in, PubCo Upon Consummation of the Business Combination.”
A market for PubCo Class A Ordinary Shares and PubCo Warrants may not develop, which would adversely affect the liquidity and price of PubCo Class A Ordinary Shares and the PubCo Warrants.
An active trading market for PubCo Class A Ordinary Shares and the PubCo Warrants may never develop or, if developed, it may not be sustained. You may be unable to sell your PubCo Class A Ordinary

Shares and PubCo Warrants unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of XPAC public shares in connection with the consummation of the Business Combination.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.
PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and following the Business Combination, will conduct a majority of its operations through its subsidiary, SuperBac, outside the United States. Substantially all of PubCo’s assets are located outside the United States, primarily in Brazil. A majority of PubCo’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against PubCo or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Latin American region could render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.
PubCo’s corporate affairs are governed by its Proposed Governing Documents, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by minority shareholders and the fiduciary responsibilities of PubCo’s directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary responsibilities of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
As a result of all of the above, shareholders of PubCo may have more difficulty in protecting their interests in the face of actions taken by its management team, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
Shareholders of Cayman Islands exempted companies (such as PubCo) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. PubCo’s directors have discretion under its Proposed Governing Documents to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by PubCo’s shareholders, but are not obliged to make them available to PubCo’s shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.
It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination.
It is expected that PubCo will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.
Following the consummation of the Business Combination, PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by PubCo from subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the PubCo Ordinary Shares will appreciate in value after the Business Combination or that the trading price of the PubCo Ordinary Shares will not decline.
Moreover, PubCo is a holding company that will conduct substantially all of its business through its Brazilian subsidiaries, and thus will rely on dividends paid by its subsidiaries for its cash needs, including the funds necessary to pay dividends and other cash distributions to PubCo’s shareholders. Accordingly, any limitation on the ability of PubCo’s subsidiaries to make dividend payments to PubCo, or any tax implications of making dividend payments to PubCo, could limit PubCo’s ability to pay dividends to PubCo’s shareholders. In particular, under the terms of SuperBac’s BNDES loans, SuperBac’s ability to declare dividends to its shareholders is restricted (i) whenever SuperBac’s shareholders’ equity to total assets ratio is less than 0.4, to a maximum of 25% of SuperBac’s net income for each year, and (ii) whenever SuperBac’s shareholders’ equity to total assets ratio is less than 0.5 but greater than 0.4, to a maximum of 50% of SuperBac’s net income for each year. Moreover, it is currently expected that the terms of the Modal PIPE Financing would restrict the ability of SuperBac’s subsidiary SuperBac Fertilizantes to declare dividends to SuperBac, as well as the ability of SuperBac to declare dividends to its shareholders. Any limitation on the ability of PubCo’s subsidiaries to pay dividends or make other distributions to PubCo could materially and adversely limit PubCo’s ability to pay dividends to PubCo’s shareholders.
SuperBac has granted in the past, and PubCo will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
Prior to the consummation of the Business Combination, the board of directors of PubCo will adopt, and the PubCo shareholders will approve, the PubCo Equity Plan, with effectiveness contingent on the consummation of the Business Combination. Initially, the maximum number of ordinary shares of PubCo that may be issued under the PubCo Equity Plan after it becomes effective will have an initial share reserve equal to approximately 5% of the total number of PubCo Ordinary Shares that are outstanding (on a fully-diluted basis) upon consummation of the Business Combination. PubCo will account for compensation costs for all share options using a fair-value based method and recognize expenses in its consolidated statements of profit or loss in accordance with IFRS. For more information on share incentive plans, see “Management of PubCo Following the Business Combination — Compensation of Directors and Executive Officers — Share Incentive Plans.”
PubCo believes the granting of share-based compensation is of significant importance to its ability to attract and retain key personnel and employees, and as such, after the consummation of the Business Combination, PubCo will also grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on PubCo’s business and results of operations.
If the PubCo Class A Ordinary Shares or the PubCo Warrants are not eligible for deposit and clearing within the facilities of the DTC, then transactions in the PubCo Class A Ordinary Shares or the PubCo Warrants may be disrupted.
The facilities of the DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. PubCo expects that PubCo Class A Ordinary Shares or the PubCo Warrants will be eligible for deposit and clearing within the DTC system. PubCo expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the PubCo Class A Ordinary Shares or the PubCo Warrants. PubCo expects these actions, among others, will result in DTC agreeing to accept the PubCo Class A Ordinary Shares or the PubCo Warrants for deposit and clearing within its facilities.
DTC is not obligated to accept PubCo Class A Ordinary Shares or the PubCo Warrants for deposit and clearing within its facilities in connection with the listing and, even if DTC does initially accept PubCo Class A Ordinary Shares or the PubCo Warrants, it will generally have discretion to cease to act as a depository and clearing agency for PubCo Class A Ordinary Shares or the PubCo Warrants.
If DTC determines at any time after the completion of the transactions and the listing that the PubCo Class A Ordinary Shares or the PubCo Warrants were not eligible for continued deposit and clearance within its facilities, then PubCo believes the PubCo Class A Ordinary Shares or the PubCo Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While PubCo would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of the PubCo Class A Ordinary Shares or the PubCo Warrants.
The listing of PubCo securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering.
Upon the Closing, PubCo intends to apply to continue the listing of the PubCo Class A Ordinary Shares and the PubCo Warrants on Nasdaq under the symbols “SUPB” and “SUPBW,” respectively. The Business Combination is not an underwritten initial public offering of the XPAC securities, and differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
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the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

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underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

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underwriter due diligence review and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of XPAC’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for PubCo Securities during the period immediately following the listing than in connection with an underwritten initial public offering.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon consummation of the Business Combination.
Risks Related to XPAC and the Business Combination
For purposes of this subsection only, “we,” “us” or “our” refer to XPAC, unless the context otherwise requires.
Our Sponsor, officers and directors have agreed to vote in favor the Business Combination, regardless of how our public shareholders vote.
Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor, officers and directors, pursuant to the terms of the Sponsor IPO Letter Agreement entered into with us, agreed to vote any XPAC Founder Shares or public shares held by them, in favor of the Business Combination. Upon the Acquisition Closing, the provisions of the Sponsor Support

Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement. In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to, vote in favor of the Business Combination. Our Sponsor and the other initial shareholders own 20% of the issued and outstanding XPAC Ordinary Shares as of the record date for the extraordinary general meeting. As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Ordinary Shares.
Approval of the Business Combination Proposal and the Adjournment Proposal at the extraordinary general meeting requires the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who attend and vote at the extraordinary general meeting. As a result, in addition to our initial shareholders’ XPAC Founder Shares, we would need 8,235,425, or 37.5% (assuming all issued and outstanding XPAC Ordinary Shares are voted), or 1,372,572, or 6.3% (assuming only the minimum number of shares representing a quorum are voted), of the 21,961,131 public shares outstanding as of the record date to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order to such proposals approved.
Approval of the Merger Proposal and the Advisory Governing Documents Proposals at the extraordinary general meeting require the affirmative vote of holders of at least two-thirds (2/3) of the issued XPAC Ordinary Shares who attend and vote at the extraordinary general meeting. As a result, in addition to our initial shareholders’ XPAC Founder Shares, we would need 12,810,660, or 58.3% (assuming all issued and outstanding XPAC Ordinary Shares are voted), or 3,660,189, or 16.7% (assuming only the minimum number of shares representing a quorum are voted), of the 21,961,131 public shares outstanding as of the record date to be voted in favor of the Merger Proposal and the Advisory Governing Documents Proposals in order to such proposals approved.
Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the initial shareholders had agreed to vote their XPAC Class B Ordinary Shares in accordance with the majority of the votes cast by XPAC’s public shareholders.
Following the consummation of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
Even if we conduct extensive due diligence on SuperBac, we cannot assure you that this diligence will surface all material issues that may be present inside SuperBac, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of SuperBac’s business and outside of our control will not later arise. As a result of these factors, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in PubCo reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on PubCo’s liquidity, the fact that charges of this nature are reported, could contribute to negative market perceptions about PubCo or the PubCo Securities. In addition, charges of this nature may cause PubCo to violate net worth or other covenants to which it may be subject as a result of assuming pre-existing debt held by a SuperBac or by virtue of post-combination debt financing. Accordingly, any XPAC shareholders who choose to become shareholders of PubCo following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.
Our ability to consummate the Business Combination, may be materially adversely affected by the coronavirus (COVID-19) outbreak and other events and the status of debt and equity markets.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States and Brazil. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary

Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a pandemic.
In 2021, high vaccination rates in many countries and a progressive relaxation of health and safety restrictions, together with the fiscal and monetary policy measures implemented, contributed to an increase in employment levels and recovery of the global economy generally, with some variations across sectors and geographies. The emergence of the Omicron variant and various Omicron subvariants, which proved to be more contagious and able, to a certain extent, to evade vaccine immunity, demonstrated the risk that new variants pose and led certain countries to reintroduce health and safety restrictions. A full return to pre-pandemic levels of social interaction is, therefore, unlikely in the short to medium term. There remains a divergence in approach taken by countries with regards to the level of restrictions on activity and travel imposed in response to the pandemic. Diverging approaches to future pandemic waves could prolong or worsen economic and business impacts, particularly in relation to supply chain and international travel disruptions.
The COVID-19 outbreak has and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) could adversely affect the economies and financial markets worldwide, business operations and the conduct of commerce generally, and our ability to consummate the Business Combination could be materially and adversely affected.
Furthermore, we may be unable to complete the Business Combination if continued concerns relating to COVID-19 continue to restrict travel, limit the ability to have meetings with potential investors, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts XPAC’s ability to consummate the Business Combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning new strains and variants of COVID-19 and the severity of the actions to contain COVID-19 or treat its impact, particularly the effectiveness and distribution of one or more vaccines, among others.
If the disruptions posed by COVID-19 or other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continue for an extensive period of time, XPAC’s ability to consummate the Business Combination, or the operations of the SuperBac business with which we ultimately consummate the Business Combination, may be materially adversely affected.
In addition, our ability to consummate the Business Combination may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases), including as a result of increased market volatility and decreased market liquidity and third-party financing not being available on terms acceptable to us or at all.
Finally, the outbreak of COVID-19 may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Litigation or legal proceedings could expose any of XPAC, SuperBac and, following the consummation of the Business Combination, PubCo, to significant liabilities and have a negative impact on XPAC’s, SuperBac’s or PubCo’s respective reputations or business, as applicable.
Each of XPAC, SuperBac and, following the consummation of the Business Combination, PubCo, may become subject to claims, litigation, disputes and other legal proceedings from time to time. XPAC, SuperBac and PubCo, as the case may be, shall evaluate these claims, litigation, disputes and other legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, XPAC, SuperBac and, following the consummation of the Business Combination, PubCo may establish reserves, as appropriate. These assessments and estimates are based on the information available to each management team at the time of its respective assessment and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Under the terms of the underwriting agreement of the IPO, XPAC agreed to indemnify and hold harmless Citi, its directors, officers, employees, affiliates and agents, and each person who controls Citi, from and against certain losses and claims arising in connection with certain services provided to XPAC thereunder. Under the terms of the engagement letter executed by the Co-Placement Agents, pursuant to which the Co-Placement Agents were engaged as exclusive co-placement agents in connection with seeking future PIPE Investments, XPAC agreed to indemnify the Co-Placement Agents, and their respective affiliates and their respective directors, officers, agents and employees and each other person controlling the Co-Placement Agents or any of their respective affiliates, against any losses, reasonable out-of-pocket expenses, claims or proceedings arising in connection with certain services provided thereunder. Accordingly, if any claims, litigation, disputes or other legal proceedings are brought by third parties against any of these agreements, then XPAC may be liable to pay for or reimburse the Co-Placement Agents for the losses and costs they incur, subject to certain exceptions.
If such losses and claims are brought following the consummation of the Business Combination, then PubCo may be exposed to similar liabilities and negative impact. Even when not merited or whether or not XPAC, SuperBac or PubCo, as applicable, ultimately prevails, the defense of these lawsuits may divert management’s attention, and XPAC, SuperBac or PubCo, as applicable, may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against any of XPAC, SuperBac, and, following the consummation of the Business Combination, PubCo, which could negatively impact any their respective financial positions, cash flows or results of operations. An unfavorable outcome of any legal dispute following the consummation of the Business Combination could imply that PubCo becomes liable for damages or may have to modify its business model. Further, any liability or negligence claim against PubCo in US courts may, if successful, result in damages being awarded that contain punitive elements and therefore may significantly exceed the loss or damage suffered by the successful claimant. Any claims or litigation, even if fully indemnified or insured, could damage the reputation of XPAC, SuperBac or PubCo, as applicable, and make it more difficult to compete effectively or to obtain adequate insurance in the future. A settlement or an unfavorable outcome in a legal dispute could have an adverse effect on PubCo’s business, financial condition, results of operations, cash flows and/or prospects.
Existing SuperBac shareholders that participate in the Business Combination will cease to hold SuperBac Shares and will ultimately receive PubCo Ordinary Shares. As a general rule, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to another non-resident and whether made outside or within Brazil, are subject to taxation. There is some uncertainty about the interpretation of the definition of assets located in Brazil, and there is no judicial court ruling in this respect. If Brazilian tax authorities were to successfully assert that the Business Combination resulted in an obligation for SuperBac or PubCo to make any withholding on account of any applicable tax, SuperBac or PubCo could be jointly liable for the payment of tax, interest and penalties.
Furthermore, while XPAC and SuperBac maintain and, following the consummation of the Business Combination, PubCo will maintain, insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if XPAC, SuperBac or PubCo, as applicable, believes a claim is covered by insurance, insurers may dispute its entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of recovery.
We have not obtained an opinion from an independent investment banking firm or any other independent third party, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.
Since the Business Combination is not with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or from any other independent third party that the price we are paying for a target is fair to our shareholders from a financial point of view, unless the XPAC Board cannot independently determine the fair market value of the target business or businesses. Since no opinion has been obtained, our shareholders are relying solely on the judgment of the XPAC

Board, who determined fair market value based on standards generally accepted by the financial community. See “Business Combination Proposal — The XPAC Board’s Reasons for Approval of the Business Combination.” However, the XPAC Board may not have properly valued SuperBac’s business.
In addition, the lack of a third-party valuation may lead an increased number of shareholders to vote against the proposed Business Combination or seek to redeem their public shares for cash, which could potentially impact XPAC’s ability to consummate the Business Combination or adversely affect PubCo’s liquidity following the consummation of the Business Combination.
Variations in exchange rates could affect the merits of an investment in SuperBac.
As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the valuation ascribed to SuperBac in the Business Combination is calculated pursuant to the term “Acquisition Closing Equity Value.” The Acquisition Closing Equity Value is a U.S. dollar-denominated base amount equal to $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), subject to certain downward adjustments as more fully described elsewhere in this proxy statement/prospectus. Although the base amount for the Acquisition Closing Equity Value has been denominated in U.S. dollars, certain of the downward adjustments will be converted from Brazilian reais into U.S. dollars as of the date of the Acquisition Closing using the prevailing Brazilian reais to U.S. dollar exchange rate, and the amount of such adjustments is therefore subject to fluctuations in the Brazilian real exchange rate.
Moreover, SuperBac’s functional currency is the Brazilian real, and its business and results of operations are subject to foreign exchange risks. Therefore, SuperBac’s actual or projected results are subject to fluctuations in the exchange rate between Brazilian reais and U.S. dollars. Therefore, when evaluating the Business Combination, XPAC shareholders should take these factors into account as they could affect the merits of an investment in SuperBac.
Our shareholders will experience immediate dilution due to the issuance of PubCo Ordinary Shares to the SuperBac shareholders as consideration in the Business Combination. Having a minority share position likely reduces the influence that our current shareholders have on the management of PubCo.
Based on SuperBac’s current capitalization, we anticipate PubCo issuing (or reserving for issuance) an aggregate of PubCo Ordinary Shares, subject to adjustment, to the SuperBac shareholders as consideration in the Business Combination. It is anticipated that, upon consummation of the Business Combination, (i) the existing shareholders of SuperBac will own approximately 46.6% of PubCo Ordinary Shares (which includes approximately 20.3% held by the Temasek Entities), (ii) XPAC’s existing public shareholders will own approximately 42.7% of PubCo Ordinary Shares, and (iii) the Sponsor together with the current independent directors of XPAC will own approximately 10.7% of PubCo Ordinary Shares, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). In addition, subject to those same assumptions, the SuperBac Founder will own 100% of PubCo Class B Ordinary Shares and 65.7% of PubCo’s voting rights, and for so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate, appoint and remove a majority of the designees to the board of director. For more information, see “Risk Factors — Risks Related to PubCo — SuperBac’s founder and CEO, Luiz Augusto Chacon de Freitas Filho, will have considerable influence over important corporate matters following the consummation of the Business Combination as a result of PubCo’s dual class voting structure, which may result in PubCo taking certain actions that other shareholders may not view as beneficial.” Moreover, the ownership percentages with respect to the post-Business Combination company do not take into account sources of dilution from the PubCo Warrants and the Modal Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the PubCo Equity Plan following the consummation of the

Business Combination. However, these ownership percentages include XPAC Founder Shares, which will automatically convert into PubCo Class A Ordinary Shares on a one-for-one basis upon consummation of the Business Combination.
For additional information on certain effects of the exercise of the PubCo Warrants and the Modal Warrants, see “— The PubCo Warrants and Modal Warrants will become exercisable for PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders” above.
If any of the XPAC Ordinary Shares are redeemed in connection with the Business Combination, the percentage of our outstanding XPAC Class A Ordinary Shares held by our public shareholders will decrease and the percentages of the outstanding PubCo Ordinary Shares held immediately following the consummation of the Business Combination by each of our initial shareholders and the SuperBac shareholders will increase. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information. To the extent that any of the outstanding warrants or options are exercised for PubCo Class A Ordinary Shares, our existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current shareholders to influence the management of PubCo through the election of directors following the Business Combination.
The Business Combination may be subject to U.S. foreign investment regulations, including regulations relating to the Committee on Foreign Investment in the United States, which may, among other things, impose conditions on, delay or prevent the consummation of the Business Combination.
Although we are not aware of any material regulatory approvals, clearances or actions that are required for completion of the Business Combination, if any such approvals, clearances or actions were required, there can be no assurance that any such approval or clearance would be obtained, or any such action taken, within the required time period. This includes any potential review of the Business Combination by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”). If the Business Combination falls within CFIUS’ jurisdiction, CFIUS may impose conditions or limitations on the Business Combination or we may be prevented from, or be unable to, consummate the Business Combination.
Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, (i) whether the investor/acquiror of the U.S. business is a “foreign person” or “foreign entity, (ii) the nature and structure of the transaction, (iii) the level of beneficial ownership interest, and (iv) the nature of any information or governance rights involved. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are always subject to CFIUS jurisdiction. The Foreign Investment Risk Review Modernization Act of 2018, which was fully implemented through regulations that became effective in 2020, significantly expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).
Accordingly, XPAC does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. More specifically, XPAC does not believe that the Business Combination is subject to a mandatory filing under 31 C.F.R. Part 800 nor is SuperBac a U.S. business that may affect national security. In addition, XPAC believes that, if such a review were conceivable, the Business Combination ultimately would not be prohibited.
SuperBac, PubCo, Merger Sub 1, Merger Sub 2, the Sponsor and Modal are controlled by, and have substantial ties with, non-U.S. persons and, thus, foreign persons. The two largest shareholders of SuperBac (being the SuperBac Founder and the Temasek Entities) are non-U.S. persons and, thus, foreign persons. Prior to the consummation of the Business Combination, the sole shareholder of PubCo is Wilson Ernesto da Silva (a non-U.S. person and foreign person), and Merger Sub 1 and Merger Sub 2 are wholly owned subsidiaries of PubCo and, by virtue of PubCo’s control over them, each of Merger Sub 1 and Merger Sub 2 are foreign persons.
The Sponsor is a limited liability company formed and registered under the laws of the Cayman Islands and each manager of the Sponsor is a non-U.S. person and, thus, a foreign person. The Sponsor is controlled by XP Inc., a publicly traded Cayman Islands exempted company whose Class A common shares are listed on Nasdaq and whose principal place of business is Brazil. The controlling shareholder of XP Inc. is XP Control LLC, which owns 66.2% of the aggregate voting power of the Class A common shares and Class B common shares of XP Inc. XP Control LLC is a limited liability company formed and registered under the laws of the Cayman Islands and each manager of XP Control LLC is a non-U.S. person and, thus, a foreign person. Therefore, XP Control LLC is controlled by non-U.S. persons and, thus, foreign persons.
Modal is a company incorporated in Brazil and whose principal place of business is in Brazil. As of the date of this proxy statement/prospectus, the controlling shareholder of Modal is Modal Controle Participações S.A. (a company incorporated in Brazil, which is a non-U.S. person and, thus, a foreign person), which owns 55.7% of the share capital of Modal. Modal Controle Participações S.A.is controlled by Modal Holding Controle Ltda. (a company incorporated in Brazil, which is a non-U.S. person and, thus, a foreign person), which holds 41.01% of Modal Controle Participações S.A.’s common shares. Modal Holding Controle Ltda. is owned by Mr. Diniz Baptista (a non-U.S. person and, thus, a foreign person), who holds 99.9% of its equity interests. As disclosed elsewhere in this proxy statement/prospectus, the XP group has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a company incorporated in Brazil that is a wholly owned subsidiary of XP Inc.), and if the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. If the merger is not completed, then the XP group and Modal shall implement an alternative structure whereby the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC.
It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario” and “Full Redemption Scenario” referred to in this proxy statement/prospectus (see “Presentation of Certain Assumptions Relating to the Business Combination”), (i) the SuperBac Founder will own approximately 12.3% and 21.4%, respectively, of the issued and outstanding share capital of PubCo, (ii) the Sponsor will own approximately 14.5% and 12.1%, respectively, of the issued and outstanding share capital of PubCo, and (iii) Modal will own approximately 6.5% and 9.6%, respectively, of the issued and outstanding share capital of PubCo (assuming exercise in full of the Modal Warrants). Therefore, following the consummation of the Business Combination, the SuperBac Founder (a non-U.S. person and, thus, a foreign person) is expected to control a majority of the voting power of PubCo’s outstanding shares.
The entities and individuals referred to above are considered by CFIUS to be foreign persons under 31 CFR § 800.224 because they are foreign entities, foreign nationals, or are entities over which control is exercised or exercisable by a foreign national or foreign entity. As a result, CFIUS would have the authority to assert jurisdiction over certain transactions involving investments in or acquisitions of US businesses by such foreign entities and foreign nationals.
However, there can be no assurances that CFIUS or another U.S. governmental agency will not take a different view of the Business Combination or will not choose to review the Business Combination. If the Business Combination falls within CFIUS’s jurisdiction and XPAC does not submit a filing to CFIUS prior to consummation of the Business Combination, CFIUS can intervene before or after the consummation of the Business Combination. In addition, for so long as the Sponsor retains a material ownership interest in XPAC, we may be deemed a “foreign person” under the regulations relating to CFIUS and another potential initial business combination with a U.S. business or foreign business with U.S. subsidiaries that XPAC may wish to pursue may be subject to CFIUS review. In connection with the Business Combination or another potential initial business combination, CFIUS could, among other things, (i) decide to block or delay the Business Combination or such other potential initial business combination, (ii) impose conditions, limitations or restrictions with respect to the Business Combination or such other potential initial business combination

(including, but not limited to, limits on information sharing with investors, requiring a voting trust, governance modifications, or forced divestiture, among other things), or (iii) request the President of the United States to order XPAC to divest all or a portion of any U.S. target business of the Business Combination or such other potential initial business combination that XPAC acquired without first obtaining CFIUS clearance. In addition, CFIUS may impose penalties if CFIUS believes that the mandatory notification requirement applied to the Business Combination.
The process of government review, whether by CFIUS or otherwise, could be lengthy. If XPAC is unable to consummate its initial business combination by August 3, 2023, including as a result of extended regulatory review of the Business Combination or any other potential initial business combination, XPAC would, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. In such event, XPAC’s shareholders would miss the opportunity to benefit from an investment in SuperBac (or any other target company in an alternative initial business combination) and the appreciation in value of such investment. Additionally, XPAC’s warrants would expire worthless.
In addition, CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in XPAC or in the Sponsor, even if a filing with CFIUS is or was not required or advisable at the time of the Business Combination. Any review and clearance of an investment or transaction by CFIUS may have outsized impacts on the Business Combination certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and, in the event that CFIUS reviews the Business Combination or one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors.
The Initial Merger may be a taxable event for U.S. Holders of XPAC Class A Ordinary Shares or the warrants.
XPAC intends to treat the Initial Merger as an F Reorganization, and Shearman is of the opinion that, based on facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger will qualify as an F Reorganization. If this treatment applies, a U.S. Holder will not recognize gain or loss on the exchange of XPAC Securities for PubCo Securities pursuant to the Initial Merger. However, neither XPAC nor SuperBac has requested, and neither intends to request, a ruling from the IRS and there can be no assurance that the IRS will not assert that the Initial Merger does not qualify as a reorganization within the meaning of Section 368 of the Code, or otherwise as a tax-free transaction.
If the Initial Merger did not qualify as a tax-free transaction, then a U.S. Holder that exchanges its XPAC Securities for PubCo Securities pursuant to the Initial Merger will be required to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Securities received and (ii) the U.S. Holder’s adjusted tax basis in the XPAC Securities exchanged. In addition, unless the Initial Merger qualifies as an “F reorganization,” it is possible that the PFIC rules, further described below, could apply to the transfer of the XPAC Securities pursuant to the Initial Merger, depending on XPAC and PubCo’s PFIC status.
PubCo is expected to be a PFIC in 2022 and XPAC is expected to be a PFIC in 2021, which could result in adverse U.S. federal income tax consequences to U.S. Holders of PubCo Securities and XPAC Securities.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and receives directly its proportionate share of the income of the other corporation.
Assuming the Initial Merger qualifies as an F Reorganization, PubCo expects to be treated as the same corporation as XPAC for purposes of the PFIC rules. XPAC should be treated as a PFIC for its taxable year ending December 31, 2021 unless it qualifies for the start-up exception (as further discussed under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”) for its taxable year ending December 31, 2021, which requires that PubCo will not be a PFIC for its taxable years ending December 31, 2022 and December 31, 2023. Based on the expected closing date of the Business Combination, the expected composition of PubCo’s income and assets and the treatment of PubCo as a successor to XPAC, PubCo expects to be treated as a PFIC for its taxable year ending December 31, 2022. Accordingly, it is expected that XPAC will not satisfy the start-up exception, and that it will be treated as a PFIC for its taxable year ending December 31, 2021 (as further discussed under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”). However, because PubCo’s PFIC status for its taxable year ending December 31, 2022 or any future taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of PubCo’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of PubCo Class A Ordinary Shares from time to time, which could be volatile), there can be no assurances regarding XPAC’s status as a PFIC for its taxable year ending December 31, 2021 or PubCo’s status as a PFIC in its tax year ending December 31, 2022 or any future taxable year.
Although PFIC status is generally determined annually, if XPAC (and following the Business Combination, PubCo) is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of XPAC Class A Ordinary Shares or PubCo Class A Ordinary Shares, and the U.S. Holder did not make either a qualifying electing fund (“QEF”) election or a mark-to-market election (collectively, the “PFIC Elections”) for the first taxable year of XPAC or PubCo in which it was treated as a PFIC and in which the U.S. Holder held (or was deemed to hold) such shares, or such U.S. Holder does not otherwise make an applicable purging election (as further discussed under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”), the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Existing holders of XPAC Securities and prospective holders of PubCo Securities should consult their tax advisers regarding the application of the PFIC rules to PubCo and the risks of owning equity securities in a company that is or may be a PFIC. We do not currently intend to prepare or provide the information necessary for a U.S. Holder to make a QEF election with respect to PubCo Class A Ordinary Shares, and U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to them and the unavailability of QEF election. For additional important information, see “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
Since the Sponsor and our independent directors will lose their entire investment in us if our initial business combination is not completed, a conflict of interest may arise in determining whether SuperBac is an appropriate target for the Business Combination.
The Sponsor and our independent directors hold 5,490,283 XPAC Founder Shares as of the date of this proxy statement/prospectus, of which 5,400,283 are held by our Sponsor and 90,000 are held by our independent directors. The XPAC Founder Shares will be worthless if we do not consummate our initial business combination. However, our Sponsor and XPAC’s independent directors acquired XPAC Founder Shares for approximately $0.004 per XPAC Founder Share, and we offered units at a price of $10.00 per unit in the IPO, and as a result, our Sponsor and XPAC’s independent directors could make a substantial profit after the Business Combination even if public investors experience substantial losses. Accordingly, we may have a conflict of interest in determining whether a particular target business, such as SuperBac, is an appropriate business with which to effectuate our initial business combination.

In addition, our Sponsor has also purchased 4,261,485 private placement warrants, each exercisable for one XPAC Class A Ordinary Share, for an aggregate purchase price of approximately $6,392,228 in the aggregate, or $1.50 per warrant, that will also be worthless if we do not complete a Business Combination. Each private warrant may be exercised for one XPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.
In addition, our Sponsor, our officers and directors have agreed, pursuant to the Sponsor IPO Letter Agreement, to waive their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price.
If we do not consummate the Business Combination or another initial business combination, Sponsor will realize a loss on the private placement warrants it purchased. As a result, the personal and financial interests of certain of our officers and directors, directly or as members of Sponsor, in consummating the Business Combination or another initial business combination, may have influenced their motivation in identifying and selecting SuperBac as the target for the Business Combination and, if the Business Combination is not consummated, may in the future influence their motivation in identifying and selecting a target business for an alternative initial business combination and completing an initial business combination that is not in the best interests of our shareholders. Consequently, the discretion of our officers and directors, in identifying and selecting SuperBac or another suitable business combination target may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination or another initial business combination are appropriate and in the best interest of our public shareholders.
Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus.
When considering the XPAC Board’s recommendation that our shareholders vote in favor of the approval of the Business Combination, our shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with the interests of other shareholders generally. Accordingly, our Sponsor may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case our Sponsor would lose its entire investment. As a result, our Sponsor may have a conflict of interest in determining whether SuperBac is an appropriate business with which to effectuate an initial business combination and/or in evaluating the terms of the Business Combination. See the section entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” for more information. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Our shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:
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the fact that our initial shareholders hold 5,490,283 XPAC Founder Shares (including 5,400,283 XPAC Founder Shares held by our Sponsor), for which our Sponsor paid $25,000, will convert on a one-for-one basis, into 5,490,283 PubCo Class A Ordinary Shares as of the Initial Merger Effective Time, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in PubCo, as shown in the table below, and will be worthless if we do not consummate our initial business combination:

	XPAC Class B Ordinary Shares(1)	Value of XPAC Class B Ordinary Shares implied by Business Combination(2)	Value of XPAC Class B Ordinary Shares based on recent trading price(3)
Sponsor	5,400,283	$54,002,830	$53,732,816
Chu Chiu Kong	—	—	—
Guilherme Teixeira	—	—	—
Fabio Kann	—	—	—
Marcos Peixoto	—	—	—
Denis Pedreira	30,000	$300,000	$298,500
Ana Cabral-Gardner	30,000	$300,000	$298,500
Camilo de Oliveira Tedde	30,000	$300,000	$298,500

(1)
Interests shown consist solely of XPAC Founder Shares. Such shares will automatically convert into PubCo Class A Ordinary Shares upon the Initial Merger Effective Time on a one-for-one basis.

(2)
Assumes a value of $10.00 per share, the deemed value of the PubCo Class A Ordinary Shares in the Business Combination. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(3)
Assumes a value of $9.95 per share, which was the closing price of the XPAC Class A Ordinary Shares on Nasdaq on November 29, 2022. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

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the fact that if our initial business combination is not consummated by August 3, 2023 or during any extension period, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 4,261,485 private placement warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $255,689, as of November 29, 2022 (based on $0.06 per warrant, which was the closing price of the XPAC Warrants on Nasdaq on November 29, 2022);

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the fact that given the differential in the purchase price that our Sponsor paid for the XPAC Class B Ordinary Shares as compared to the price of the public shares sold in the IPO and the 5,400,283 PubCo Class A Ordinary Shares that the Sponsor will receive upon conversion of the XPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trades below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the consummation of the Business Combination;

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the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if XPAC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 3, 2023 or during any extension period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the

Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;
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the fact that, unless an initial business combination is completed, XPAC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees) from funds outside of the Trust Account, which funds are limited;

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the fact that, in March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note;

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the fact that pursuant to the A&R Registration Rights Agreement, the Sponsor can demand registration of its registrable securities and it will also have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing, whereas it does not have such rights today;

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the potential for one of our directors or officers to be appointed as a director or officer of PubCo;

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the continued indemnification of current directors and officers of XPAC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Acquisition Closing;

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the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, which could give rise to conflicts of interest as (i) XPAC, the Sponsor and XP Investments US (which was engaged as a Co-Placement Agent in connection with seeking PIPE Investments) are affiliates of XP, and (ii) XPAC’s management team and two members of the XPAC Board are currently employed by an affiliate of XP and are not independent of XP;

•
the fact that the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC, because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing”;

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the fact that certain of our directors and officers currently have, and any of them in the future may have additional fiduciary and contractual duties to other entities, including without limitation, XP and XP affiliated entities, which includes accounts and investment vehicles related to them and their portfolio companies. Specifically, certain of our officers and directors are employed by or affiliated with XP and its direct and indirect affiliates, including XP Asset Management. These entities may compete with us for acquisition opportunities and may have overlapping investment objectives and potential conflicts may arise with respect to XP’s decision regarding how to allocate investment opportunities among these funds; and

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the fact that Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “The Business Combination Proposal — Certain Other Interests in the Business Combination.”
The parties to the Business Combination Agreement may amend the terms of the Business Combination Agreement or waive one or more of the conditions to the Business Combination, and the exercise of discretion by XPAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of XPAC’s shareholders.
In the period leading up to consummation of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, may cause XPAC to agree to amend the Business Combination Agreement, to consent to actions or to waive closing conditions or other rights that XPAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of SuperBac’s business, a request by SuperBac to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on SuperBac’s business. In any of such circumstances, it would be in XPAC’s discretion, upon decisions of XPAC’s management team and the XPAC Board, to grant XPAC’s consent or waive XPAC’s rights. The existence of the financial and personal interests of the directors and officers described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors or officers between what he or she may believe is best for XPAC’s shareholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action.
As of the date of this proxy statement/prospectus, we do not believe there will be any material changes or waivers that our directors and officers would be likely to make after shareholder approval of the Business Combination has been obtained. While changes could be made without further shareholder approval, if there is a change to the terms of the Business Combination that would have a material impact on XPAC’s shareholders, we will be required to circulate a new or amended proxy statement/ prospectus or supplement thereto and resolicit the vote of XPAC’s shareholders with respect to the Business Combination Proposal.
Since our Sponsor and our officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if our initial business combination is not completed, a conflict of interest may arise in determining whether the Business Combination or an alternative initial business combination target is appropriate for our initial business combination.
At consummation of the Business Combination or, if the Business Combination is not consummated, at the closing of an alternative initial business combination, our Sponsor and our officers and directors, or any entities with which they are affiliated, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying SuperBac or any alternative target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. As of the date of this proxy statement/prospectus, such out-of-pocket expenses incurred by XPAC or its affiliates incident to identifying, investigating and consummating an initial business combination were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees). These financial interests of our Sponsor and our officers and directors may influence their motivation in identifying and selecting SuperBac or an alternative business combination target and completing the Business Combination or an alternative initial business combination.

Citi has a potential conflict of interest regarding the Business Combination.
As disclosed elsewhere herein, Citi served as underwriter for the IPO and is entitled to receive $5,380,477 of deferred underwriting commission therefrom in connection with the consummation of XPAC’s initial business combination. Citi has agreed to waive its rights to its deferred underwriting commissions held in the Trust Account in the event that XPAC does not complete its initial business combination prior to the end of the completion window (subject to any extension period thereof), and in such a circumstance, will not receive any of such funds.
As discussed under the section entitled “Business Combination Proposal — Background of the Business Combination,” Citi has also been engaged by XPAC as a Co-Placement Agent together with XP Investments US in connection with seeking PIPE Investments. In addition, whether or not the Business Combination is consummated, the Co-Placement Agents (including Citi) are entitled to receive expense reimbursement customary for PIPE transactions of this nature (subject to the terms and conditions of the Co-Placement Agents’ engagement letter with XPAC). XPAC also has agreed to indemnify the Co-Placement Agents (including Citi) and certain related persons against liabilities arising out of its placement agent engagement or information contained in or omitted from the offering materials in connection with any PIPE Investments or this proxy statement/prospectus and the registration statement of which it forms part.
Because (i) Citi will only receive its deferred underwriting commissions upon the consummation of XPAC’s initial business combination during the completion window (subject to any extension period thereof), and (ii) to the extent that any PIPE Investments or Additional Permitted Financings are entered into prior to consummation of the Business Combination in respect of which Citi would be entitled to a placement fee, Citi would only receive such placement fee if the Business Combination is consummated, such interests may have presented, and may in the future present, a conflict of interest. XPAC was aware of and considered such potential conflicts in engaging Citi as a Co-Placement Agent. XPAC’s shareholders should consider the role of Citi in evaluating the Business Combination Proposal and the other proposals.
XP Investments US has a potential conflict of interest regarding the Business Combination
As discussed under the section entitled “Business Combination Proposal — Background of the Business Combination,” XP Investments US has been engaged by XPAC as a Co-Placement Agent in connection with seeking future PIPE Investments. In addition, whether or not the Business Combination is consummated, the Co-Placement Agents (including XP Investments US) are entitled to receive expense reimbursement customary for PIPE transactions of this nature (subject to the terms and conditions of the Co-Placement Agents’ engagement letter with XPAC). XPAC also has agreed to indemnify the Co-Placement Agents (including XP Investments US) and certain related persons against liabilities arising out of its placement agent engagement or information contained in or omitted from the offering materials in connection with any PIPE Investments or this proxy statement/prospectus and the registration statement of which it forms part.
Because (i) XP Investments US will only receive its deferred underwriting commissions upon the consummation of XPAC’s initial business combination during the completion window (subject to any extension period thereof), and (ii) to the extent that any PIPE Investments or Additional Permitted Financings are entered into prior to consummation of the Business Combination in respect of which XP Investments US would be entitled to a placement fee, XP Investments US would only receive such placement fee if the Business Combination is consummated, such interests may have presented, and may in the future present, a conflict of interest. XPAC was aware of and considered such potential conflicts in engaging XP Investments US as a Co-Placement Agent. XPAC’s shareholders should consider the role of XP Investments US in evaluating the Business Combination Proposal and the other proposals.
In addition, the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, could give rise to conflicts of interest as XP Investments is an affiliate of XP. See “— Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”

Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.
We and our Sponsor are affiliates of XP, one of Brazil’s largest independent investment platforms and a Nasdaq listed company (Nasdaq: XP). Our executive team consisting of Chu Kong, Guilherme Teixeira and Fabio Kann as well as our board member, Marcos Peixoto, are all currently associated with XP and are not independent of XP (although there is no assurance that any of them will remain associated with XP). XP, through its subsidiaries, is an active full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in the financial markets, in particular in Brazil. As such, XP, through its subsidiaries, provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, and high net-worth and other individuals.
XP, through its subsidiaries, acts as an investment banker, research provider, investment adviser, asset manager, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor. In those and other capacities, XP advises clients in Brazil, the U.S. and other markets and purchases, sells, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products, for its own account and for the accounts of clients, through client accounts and through the relationships and products it sponsors, manages and advises. XP and the XP affiliated entities have direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which we or accounts in which personnel or clients of XP and XP affiliated entities have an interest, or investment vehicles that XP or any XP affiliated entity sponsors, manages or advises, may directly and indirectly invest.
While XP and the XP affiliated entities will not have any duty to offer acquisition opportunities to us, XP and the XP affiliated entities may become aware of a potential transaction that may be an attractive opportunity for us, which it may or may not decide to share with us. Additionally, XPAC engaged XP Investments US, LLC, which is an affiliate entity of XP as a Co-Placement Agent in connection with seeking PIPE Investments.
Moreover, we have engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as our financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, for which it received a fee of $1,725,443 of the cash underwriting paid to the underwriter, Citi. In addition, XP Investimentos will be entitled to a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination.
In addition, the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing.”
Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, XP Investments US, as a Co-Placement Agent, and through XP Investimentos, as the financial adviser in connection with the IPO which will be entitled to the above fee upon consummation of the Business Combination) and to third-party clients, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others. In performing services for other clients and also when acting for their own account, XP and the XP affiliated entities may take commercial steps which may have an adverse effect on us. Any of XP’s or the XP affiliated entities’ financial market activities may, individually or in the aggregate, have an adverse effect on us, and the interests of XP and the XP affiliated entities or their clients or counterparties may at times be adverse to ours.
The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.
The Business Combination Agreement provides that SuperBac’s obligation to consummate the Business Combination is conditioned on, among other things, that on the Acquisition Closing Date, the Post-Redemption Trust Account Balance plus the gross proceeds (prior to the payment of any commissions, fees or expenses in respect thereof) from any PIPE Investments and any Additional Permitted Financings (minus any Excess of XPAC Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement (as defined in the Business Combination Agreement)), in each case, to be made available to PubCo on the Acquisition Closing Date, shall be at least $150.0 million. We refer to this as the Minimum Cash Condition.
There can be no assurance that the Minimum Cash Condition will be satisfied on the Acquisition Closing Date and there can be no assurance that SuperBac would amend or waive the Minimum Cash Condition. If the Minimum Cash Condition is not satisfied, amended or waived pursuant to the terms of the Business Combination Agreement, then the proposed Business Combination Agreement would not be consummated.
Furthermore, we do not know how many shareholders will ultimately exercise their redemption rights in connection with the Business Combination. In the event that the public shareholders exercise their redemption rights with respect to a number of our public shares such that the Minimum Cash Condition is not met, we may need to seek to arrange for additional third-party financing (including any PIPE Investment or Additional Permitted Financing) to be able to satisfy the Minimum Cash Condition (or such lower amount designated by SuperBac if SuperBac waives or decreases the condition). If SuperBac waives or decreases the Minimum Cash Condition, its ability to operate its business and execute its plans to meet its projections post-Closing of the Business Combination will be adversely affected. Furthermore, if SuperBac waives or decreases the Minimum Cash Condition in order to complete the Business Combination, it will need to raise a substantial amount of capital in order to be able to continue its operations, which capital may not be available due to the business conditions created as a result of SuperBac’s waiver of the Minimum Cash Condition. If SuperBac is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, SuperBac may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any product candidates or to otherwise reduce or discontinue its operations. In general, SuperBac may be unable to execute its business strategy and growth plans, which could materially affect its business, financial condition and results of operations. If SuperBac is ultimately unable to continue as a going concern, it may have to seek the protection of bankruptcy laws or liquidate its assets and may receive less than the value at which those assets are carried on its audited financial statements, and it is likely that its securityholders will lose all or a part of their investment. SuperBac’s ability to continue its operations in full as planned and continue as a going concern may be further limited if SuperBac waives the Minimum Cash Condition prior to consummating the Business Combination.
If too many of the public shareholders elect to redeem their shares and third-party financing (including any PIPE Investment or Additional Permitted Financing) is not available to us, there is an increased probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time the XPAC Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of the redemption rights of our public shares until we liquidate or you are able to sell your shares in the open market.

As of the date of this proxy statement/prospectus, no definitive agreements, including no agreements related to the applicable collateral, have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties. See “Certain Agreements Related to the Business Combination —  Modal PIPE Financing” for more information about the Modal PIPE Financing.
Under the proposed terms as currently contemplated on the date of this proxy statement/prospectus, the Modal PIPE Financing will be contingent upon the consummation of the Business Combination, PIPE Investments of at least $100 million, and the satisfaction of certain other conditions precedent, and will be subject to termination in certain circumstances. Additionally, as currently contemplated on the date of this proxy statement/prospectus, the obligation of Modal to provide the Modal PIPE Financing could be terminated in certain circumstances, including political, financial, economic crises or changes in the capital markets, certain adverse changes in legislation, certain adverse changes in economic, financial, reputational, or operational conditions, certain substantial changes in the monetary policy of the Brazilian federal government, or certain extraordinary events of political, economic or financial nature, at Modal’s discretion. If the Modal PIPE Financing is not consummated, unless SuperBac elected to waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, or unless additional PIPE Investments and/or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated.
The Business Combination Agreement includes a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition. The Business Combination Agreement provides that, following its execution, but prior to the Initial Merger Effective Time, (i) with the prior written consent of SuperBac (which consent may not be unreasonably withheld), one or more PIPE Investors may agree to make one or more PIPE Investments, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per PubCo Class A Ordinary Share equal to $10.00, in each case, pursuant to PIPE Subscription Agreements (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain Additional Permitted Financings (including, but not limited to, the Modal PIPE Financing) may be entered into in accordance with the Business Combination Agreement, in each case, in an effort to satisfy the Minimum Cash Condition. There can be no assurance that any PIPE Investments or Additional Permitted Financings (including, but not limited to, the Modal PIPE Financing) will be entered into in connection with the Business Combination and there can be no assurance that the Minimum Cash Condition will be satisfied.
Nasdaq may not list PubCo Securities on its exchange, and if they are listed PubCo may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in PubCo Securities and subject PubCo to additional trading restrictions.
As a result of the Business Combination, Nasdaq rules require that PubCo apply for the listing of PubCo’s Class A Ordinary Shares and PubCo Warrants. While PubCo will apply to have PubCo’s Class A Ordinary Shares and PubCo Warrants listed on Nasdaq upon consummation of the Business Combination, PubCo will be required to meet Nasdaq’s initial listing requirements. PubCo may be unable to meet those requirements. Even if PubCo Securities are listed on Nasdaq immediately following the Business Combination, PubCo may be unable to maintain the listing of PubCo securities in the future.
If PubCo fails to meet the initial listing requirements and Nasdaq does not list PubCo Securities on its exchange, or if PubCo is delisted, there could be significant material adverse consequences, including:
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a limited availability of market quotations for PubCo Securities;

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a limited amount of news and analyst coverage for PubCo; and

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a decreased ability for PubCo to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

If PubCo’s performance following the Business Combination does not meet market expectations, the price of PubCo Securities may decline.
If PubCo’s performance following the Business Combination does not meet market expectations, as rapidly, or to the extent anticipated by, financial analysts or other members of the investment community, or if the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts or other members of the investment community, the price of PubCo’s Class A Ordinary Shares may decline from the price of the XPAC Class A Ordinary Shares prior to consummation of the Business Combination. The market value of the XPAC Ordinary Shares at the time of the Business Combination may vary significantly from the price on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which our shareholders vote on the Business Combination. Because the number of PubCo Ordinary Shares issued as consideration in the Business Combination will not be adjusted to reflect any changes in the market price of the XPAC Ordinary Shares, the value of the PubCo Ordinary Shares issued in the Business Combination may be higher or lower than the value of the same number of shares of the XPAC Ordinary Shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of the PubCo Class A Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for PubCo Class A Ordinary Shares. Accordingly, the valuation ascribed to PubCo Class A Ordinary Shares in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. Factors affecting the trading price of the PubCo Class A Ordinary Shares following the Business Combination may include:
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actual or anticipated fluctuations in PubCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about operating results;

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PubCo’s operating results failing to meet market expectations in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning PubCo or the biotechnology industry and market in general;

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operating and share price performance of other companies that investors deem comparable to PubCo;

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changes in laws and regulations affecting PubCo’s business;

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commencement of, or involvement in, litigation involving us or PubCo;

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changes in PubCo’s capital structure, such as future issuances of securities or the incurrence of debt;

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the volume of PubCo Class A Ordinary Shares available for public sale;

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any significant change in the board or management team of PubCo;

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sales of substantial amounts of PubCo Class A Ordinary Shares by PubCo’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism, including the recent military conflict between Russia and Ukraine.

Broad market and industry factors may depress the market price of the PubCo Class A Ordinary Shares irrespective of its operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of PubCo Securities, may not be predictable. A loss of investor confidence in the market for companies engaging in biotechnological solutions or the stocks of other companies which investors perceive to be similar to us could depress the price of the PubCo Securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of the PubCo Class A Ordinary Shares and the PubCo Warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Shareholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact our business, operating results and financial condition.
We may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect our ability to complete the proposed Business Combination. We could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to our directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting our ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.
During the pendency of the Business Combination, we will not be able to solicit, initiate, submit, facilitate, discuss or negotiate any inquiry, proposal or offer with respect to similar business combination transaction or certain other transactions, because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
During the pendency of the Business Combination, we will not be able to enter into a business combination with another party because of restrictions in the Business Combination. Furthermore, certain provisions of the Business Combination will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement, in part because of the inability of the XPAC Board to change its recommendation in connection with the Business Combination other than in the circumstances described in the Business Combination Agreement. The Business Combination Agreement does not permit the XPAC Board to withhold, withdraw, qualify, amend or modify its recommendation in favor of adoption of the Transaction Proposals.
Certain covenants in the Business Combination Agreement impede our ability to make acquisitions or complete certain other transactions pending consummation of the Business Combination. As a result, we may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
Consummation of the Business Combination is subject to a number of conditions. Consummation of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by our shareholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Complete the Business Combination”), or that other Closing conditions are not satisfied. If we do not complete the Business Combination, we could be subject to several risks, including:
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the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed;

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efforts will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination; and

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we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to our initial business combination if we are unable to complete the Business Combination.

In addition, if the Closing has not occurred by January 31, 2023, subject to certain conditions, either XPAC or SuperBac may terminate the Business Combination Agreement.
SuperBac will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on employees, channel partners and subscribers may have an adverse effect on SuperBac and, consequently, on XPAC. These uncertainties may impair SuperBac’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause channel partners and others that deal with SuperBac to seek to change existing business relationships with SuperBac. Retention of employees may be challenging during the pendency of the Business Combination as employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, PubCo’s business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts SuperBac from making expenditures and taking other specified actions without the consent of XPAC until the Business Combination occurs. These restrictions may prevent SuperBac from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination.
We expect to incur significant, non-recurring costs in connection with consummating the Business Combination and related transactions.
We have incurred and expect that we will incur significant, non-recurring costs in connection with consummating the Business Combination. We will also incur significant legal, financial adviser, accounting, banking and consulting fees, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. We estimate that XPAC will incur approximately $15 million in aggregate transaction costs, inclusive $7,686,396 in deferred underwriting fees and deferred advisory fees from the IPO (assuming that no PIPE Investments and no Additional Permitted Financings are entered into). Some of these costs are payable regardless of whether the Business Combination is completed.
PubCo may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
Following the Business Combination, PubCo will have the ability to redeem outstanding PubCo Warrants, as they will be subject to the same terms and conditions as XPAC’s current warrants (subject to adjustment as set forth in the Business Combination Agreement), which currently provide for redemptions at any time after they become exercisable and prior to their expiration, in whole or in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption to each warrant holder, provided that the last reported sales price of the PubCo Class A Ordinary Shares is equal to or exceed $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date they send the notice of redemption to the warrant holders (the price for such period, the “Reference Value”). If and when the warrants become redeemable by PubCo, they may exercise their redemption right even if they are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, the warrants may be redeemed as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (except in certain circumstances), so long as they are held by the Sponsor or its permitted transferees.
In addition, following the Business Combination, PubCo may redeem PubCo outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of PubCo Class A Ordinary Shares determined based on the redemption date and the fair market value of the PubCo Class A Ordinary Shares. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of PubCo Class A Ordinary Shares received is capped at 0.361 PubCo Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
In the event that PubCo elects to redeem all of the outstanding warrants, PubCo would only be required to have the notice of redemption mailed by first class mail, postage prepaid by PubCo not less than 30 days prior to the redemption date to registered holders of the outstanding warrants to be redeemed at their last address as they shall appear on the registration books.
Prior to the Business Combination, the public warrants are not subject to the risk described above, because the public warrants are only redeemable after they have become exercisable, and the public warrants only become exercisable on the later of 30 days after the consummation of our initial business combination and 12 months from the closing of the IPO. The private placement warrants, which are not redeemable by PubCo so long as they are held by the Sponsor or its permitted transferees, will, in connection with the Business Combination, be exchanged for XPAC Class A Ordinary Shares (or PubCo Ordinary Shares into which such shares will convert).
Following the Business Combination, PubCo’s management team will have the ability to require holders of PubCo Warrants to exercise such warrants on a cashless basis will cause holders to receive fewer PubCo Class A Ordinary Shares upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.
If PubCo calls the PubCo Warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, PubCo’s management team will have the option to require any holder that wishes to exercise their warrant (including any warrants held by our Sponsor, our former officers or directors or their permitted transferees) to do so on a “cashless basis.” If PubCo’s management team chooses to require holders to exercise their warrants on a cashless basis, the number of PubCo Class A Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in PubCo’s company.
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to optimize our capital structure.
We have entered into the Business Combination Agreement and do not know how many shareholders may exercise their redemption rights, and therefore has structured the transaction based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have a minimum amount of cash at the Acquisition Effective Time and we may need to reserve a portion of the cash in the Trust Account to meet such requirements. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account.
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.
The Business Combination Agreement requires us to have a minimum amount of cash at Acquisition Effective Time. As a result, the probability that the Business Combination would be unsuccessful is increased by the ability of the public shareholders to exercise redemption rights. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.
If you or a “group” of shareholders are deemed to hold in excess of 15% of XPAC Class A Ordinary Shares, you will lose the ability to redeem all such shares in excess of 15% of XPAC Class A Ordinary Shares.
The Existing Governing Documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of our public shares outstanding, which we refer to as the “Excess Shares.” However, we are not restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Nevertheless, your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination, and as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and XPAC to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,300 and to imprisonment for five years in the Cayman Islands.
XPAC public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If XPAC shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.
A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, XPAC’s transfer agent, in which it (a) requests that XPAC redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to [•] p.m., Eastern Time, on [•], 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is XPAC’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from XPAC’s transfer agent. However, because XPAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, XPAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the IPO, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.
If a shareholder fails to receive notice of our offer to redeem our public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
We will comply with the proxy rules, when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, this proxy statement/prospectus describes the various procedures that must be complied with in order to validly redeem public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.
There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position.
XPAC can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in XPAC share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public shareholder should consult the public shareholder’s own financial adviser for assistance on how this may affect their individual situation.
We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem XPAC’s public shares and liquidate, in which case XPAC’s public shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and XPAC’s warrants will expire worthless.
Our Sponsor, officers and directors have agreed that we must complete our initial business combination by August 3, 2023. If the Business Combination does not occur, we may not be able to find a suitable target business and complete our initial business combination within such time period. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disasters or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues to threaten Brazil and globally and, while the extent of the impact of the outbreak on us will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) may negatively impact businesses we may seek to acquire.
If we have not completed our initial business combination by August 3, 2023 or during any extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to XPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of XPAC’s remaining shareholders and the XPAC Board, dissolve and liquidate, subject in each case to XPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive $10.00 per share, on the redemption of their shares, and our warrants will expire worthless. In certain circumstances, our public shareholders may receive less than $10.00 per share on the redemption of their shares. See “— XPAC’s directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders” and other risk factors herein.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the XPAC Board will not have the ability to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of further votes, and, therefore, the Business Combination may not be consummated.
The XPAC Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Transaction Proposals. If the Adjournment Proposal is not approved, the XPAC Board will not have the ability to adjourn the extraordinary general meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Transaction Proposals. In such events, the Business Combination may not be consummated.
The consummation of the Business Combination may be materially adversely affected by any negative impact on the global economy, financial markets or otherwise resulting from the conflict in Ukraine or any other geopolitical tensions.
Global and regional markets, including in the United States and Brazil, are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets.
Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and several other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. In addition, in response to Russia’s recent invasion of Ukraine, the North Atlantic Treaty Organization deployed additional military forces to eastern Europe. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent military conflict between Russian and Ukraine, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks.
Our ability to consummate the Business Combination is subject to the satisfaction of the Minimum Cash Condition, which, depending on the level of redemptions, may be dependent on the ability to raise equity and debt financing. The ability to raise equity and debt financing may be impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, including as a result of increased market volatility and decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.
The exercise price for the public warrants is higher than in many similar blank check companies in the past, and, accordingly, the warrants are more likely to expire worthless.
The exercise price of the public warrants is higher than is typical in many similar blank check companies in the past. Historically, the exercise price of a warrant was generally a fraction of the purchase price of the units in the IPO. The exercise price for our public warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.
Our directors may decide not to enforce the indemnification obligations of our Sponsor resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.00 per share.
If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the XPAC Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the XPAC Board and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. In addition, the XPAC Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by XPAC shareholders in connection with XPAC’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, XPAC’s management team will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if XPAC’s management team believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by XPAC’s management team to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are XPAC’s securities. Our Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and our shareholders would receive such lesser amount per public share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If we are unable to consummate our initial business combination prior to August 3, 2023 or during any extension period, our public shareholders may be forced to wait beyond such date before redemption from our Trust Account.
If we are unable to consummate the Business Combination or another initial business combination prior to August 3, 2023 or during any extension period, we will distribute the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the Trust Account shall be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to windup, liquidate the Trust Account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the allotted time period before the redemption proceeds of our Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination or amend certain provisions of our amended and restated memorandum and articles of association prior thereto and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination within the required time period and do not amend certain provisions of our amended and restated memorandum and articles of association prior thereto.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete the Business Combination, and results of operations.
We are and will be subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements, the Business Combination is contingent on our ability to comply with certain laws and regulations and PubCo may be subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete the Business Combination, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination, and results of operations.
On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving special purpose acquisition companies (SPACs) and private operating companies; amending the financial statement requirements applicable to business combination transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and impacting the extent to which special purpose acquisition companies (SPACs) could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, and certain positions and legal conclusions expressed by the SEC in connection with the proposed rules, may materially adversely affect our business, including our ability to conduct and consummate the Business Combination and may increase the costs and time related thereto.
Public shareholders who redeem their XPAC Class A Ordinary Shares may continue to hold any public warrants that they own, which results in additional dilution to non-redeeming holders upon exercise of the public warrants.
Public shareholders who redeem their XPAC Class A Ordinary Shares may continue to hold any public warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such public warrants. Assuming the closing warrant price on Nasdaq of $0.06 as of November 29, 2022, the aggregate fair value of warrants that can be retained by the public shareholders (including redeeming shareholders), is $439,223. As a result, the redeeming public shareholders would recoup their entire investment and continue to hold public warrants, while non-redeeming public shareholders would suffer additional dilution in their percentage ownership and voting interest of PubCo to the extent the public warrants held by redeeming public shareholders were exercised.
Our warrants are accounted for as a warrant liability and recorded at fair value, with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of XPAC Class A Ordinary Shares or may make it more difficult for us to consummate the Business Combination.
Upon consummation of the IPO and the concurrent private placement of private placement warrants, we issued an aggregate of 11,581,862 warrants in connection with the IPO (comprised of the 7,320,377 warrants included in units and the 4,261,485 XPAC private placement warrants). We accounted for these as a warrant liability and recorded at fair value, any changes in fair value for each period reported in our earnings as determined by us based upon a valuation report obtained from an independent third-party valuation firm. The impact of changes in fair value on earnings may have an adverse effect on the market price of XPAC Class A Ordinary Shares. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities. In addition, potential targets may seek a special purpose acquisition company (SPAC) that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for us to consummate the Business Combination. There is no guarantee that we will be able to amend the terms of the Warrant Agreement (or potentially other agreements) to allow the warrants to be classified as equity in the future if we later determine that such different accounting may be advantageous to us in relation to consummating the Business Combination or otherwise.
We identified material weaknesses in our internal control over financial reporting. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.
XPAC’s management team is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. XPAC’s management team also evaluated the effectiveness of our internal controls. We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of XPAC’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our financial statements as of September 30, 2022, XPAC’s management team identified errors related to accounting liabilities made in XPAC’s previously issued (i) audited financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021 and (ii) unaudited condensed financial statements as of and for the three months ended March 31, 2022. These errors related to XPAC’s failure to previously recognize certain historical Relevant Business Combination Costs as liabilities on XPAC’s balance sheet and, correspondingly, as expenses on XPAC’s income statement for the affected periods on the basis that such Relevant Business Combination Costs are potentially reimbursable in the future upon the consummation of the Business Combination.
As a result of these errors, XPAC’s management and audit committee determined that the Affected Financial Statements should be restated to recognize the Relevant Business Combination Costs as liabilities and, correspondingly, as income statement expenses for the relevant periods based on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future. In connection with this restatement, XPAC’s management concluded that there was a material weakness in XPAC’s internal control over financial reporting related to accounting liabilities (as described in the paragraph above) and that the XPAC’s disclosure controls and procedures were not effective for the impacted periods, including as of September 30, 2022 and as of December 31, 2021 as a result of such material weakness.

In addition, XPAC’s management team previously identified errors made in XPAC’s originally filed August 3, 2021 balance sheet and pro forma balance sheet related to the improper classification of a portion of its public shares as permanent equity to maintain shareholders’ equity greater than $5,000,000. Such error caused XPAC’s management to conclude that there was a material weakness in XPAC’s internal control over financial reporting related to equity and redeemable equity classification and that XPAC’s disclosure controls were not effective for the impacted periods.
For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XPAC — Evaluation of Disclosure Controls and Procedures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XPAC — Changes in Internal Control over Financial Reporting.”
Effective internal controls are necessary for XPAC to provide reliable financial reports and prevent fraud. XPAC has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While XPAC has processes to identify and appropriately apply applicable accounting requirements, XPAC plans to enhance its system of evaluating and implementing the complex accounting standards that apply to its financial statements, as well as the application of those that apply to blank check companies in the process of a Business Combination such as XPAC. XPAC’s remediation plan at this time includes providing enhanced access to accounting literature, research materials and documents, industry best practices, and increased communication among XPAC’s personnel and third-party accounting professionals with whom it consults regarding complex accounting applications. However, these remediation measures may be time consuming and costly, and there is no assurance that any remediation efforts will ultimately have the intended effects.
If we are unable to remediate the material weaknesses in a timely manner or at all, or if we identify additional material weaknesses in the future, (i) any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures, (ii) we may be unable to provide required financial information in a timely and reliable manner, and (iii) we may incorrectly report our financial information. If our financial statements are not filed on a timely basis, or if such financial statements contain a material misstatement or omission, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. If any of these events were to occur, it could have a material adverse effect on XPAC’s business. In addition, the existence of material weaknesses or a significant deficiency in internal control over financial reporting could adversely affect XPAC’s reputation or investor perceptions of XPAC, which could have a negative effect on the trading price of XPAC’s securities.
XPAC can provide no assurance that the measures it has taken and plans to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting. In addition, even if XPAC is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is prepared for illustrative purposes only and the actual financial condition and results of operations after the Business Combination may differ materially.
The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The preparation of the pro forma financial information is based upon available information and assumptions and estimates that XPAC and SuperBac currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, and are subject to changes. The adjustments included in the unaudited pro forma financial information reflect adjustments to provide relevant information necessary for an understanding of PubCo upon consummation of the Business Combination. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of September 30, 2022, we had $231,010 in cash and working capital deficit of $4,239,582. As of December 31, 2021, we had $352,190 in cash, a working capital deficit of $376,033 and deferred offering costs of $7,686,396, comprised of $5,380,477 in deferred underwriting fees and $2,305,919 in deferred advisory fee — related party. Further, we incurred, and we expect to continue to incur significant costs in pursuit of our acquisition plans. In order to meet our financial needs, the Sponsor can provide funding through Working Capital Loans (as defined below). Our plans to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.
If we are not able to consummate a business combination before August 3, 2023 (or by any extension in such time period as a result of a shareholder vote to amend the Existing Governing Documents), we will commence an automatic winding up, dissolution and liquidation. Our management has determined that the automatic liquidation, should a business combination not occur, and potential subsequent dissolution also raises substantial doubt about our ability to continue as a going concern. While our management intends to complete a business combination on or before August 3, 2023, it is uncertain whether we will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after August 3, 2023.
Past performance by XPAC’s management team and their affiliates may not be indicative of future performance of an investment in us.
Information regarding performance by, or businesses associated with, XP, XPAC’s management team (including their previous track records at firms not associated or affiliated with us) and their respective affiliates is presented for informational purposes only. Not all of the companies in which our team has invested have achieved the same level of value creation. Past performance by XP, XPAC’s management team, including their respective affiliates’ past performance, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of XP, XPAC’s management team or their affiliates as indicative of our future performance. An investment in us is not an investment in XP.
Our actual operating results may differ significantly from the Projections provided to the XPAC Board.
SuperBac does not, and PubCo will not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, costs, performance, financial condition or other results. However, SuperBac’s management prepared and provided to the SuperBac Board and to XPAC certain unaudited Projections (as defined under “The Business Combination Proposal — Unaudited Projected Financial Information”) of SuperBac in connection with the evaluation of the Business Combination. The XPAC Board was provided with the Projections in connection with the evaluation of the Business Combination on April 18, 2022 and considered these as part of the decision taken on April 20, 2022 to proceed with the Business Combination and enter into the Business Combination Agreement. The Projections do not take into account any circumstances or events occurring after February 25, 2022, which was the date on which the Projections were prepared. None of the Projections or forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure (other than to certain parties involved in the Business Combination) or complying with SEC guidelines or IFRS.
The Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond SuperBac’s control. The Projections also reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future industry performance and matters specific to SuperBac’s business. Important factors that may affect actual results and results of SuperBac’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to, competition, SuperBac’s ability to execute its growth strategies, regulatory factors, the impact of the ongoing COVID-19 pandemic, the Russia-Ukraine conflict and other factors discussed in this “Risk Factors” section. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

We are dependent upon our officers and directors and their departure could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals. We believe that our success depends on the continued service of our officers and directors, at least until we have completed the Business Combination or another initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including consummation of the Business Combination or identifying an alternative business combination and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
Changes in the market for directors’ and officers’ liability insurance could make it more difficult and more expensive for us complete the Business Combination.
In recent months, the market for directors’ and officers’ liability insurance for special purpose acquisition companies has changed in ways adverse to us and XPAC’s management team. Fewer insurance companies are offering quotes for directors’ and officers’ liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future.
The increased cost and decreased availability of directors’ and officers’ liability insurance could make it more difficult and more expensive for us complete the Business Combination. In order to obtain directors’ and officers’ liability insurance as a result of becoming a public company, PubCo might need to incur greater expense and/or accept less favorable terms than anticipated. Furthermore, any failure to obtain adequate directors’ and officers’ liability insurance could have an adverse impact on PubCo’s ability to attract and retain qualified directors and officers.
In addition, after the consummation of the Business Combination, our directors and officers could be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect our directors and officers, PubCo will seek to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-Business Combination entity and could interfere with or frustrate our ability to consummate the Business Combination on terms favorable to our investors.

THE EXTRAORDINARY GENERAL MEETING OF XPAC SHAREHOLDERS
For purposes of this section, “we,” “us” or “our” refer to XPAC, unless the context otherwise requires.
The XPAC Extraordinary General Meeting
We are furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the XPAC Board for use at the extraordinary general meeting to be held on, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [•], 2023. This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.
Date, Time and Place of Extraordinary General Meeting
The extraordinary general meeting will be held at the office of XPAC located at 55 West 46th Street, 30th Floor, New York, NY 10036, United States, and online via live webcast, at [•], Eastern Time, on [•], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health considerations regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of our directors, officers, and shareholders, our shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. The XPAC extraordinary general meeting can be accessed virtually by visiting the XPAC meeting website at the following link: [•], where our shareholders will be able to listen to the meeting, submit questions and vote online. To attend and participate in the extraordinary general meeting virtually, you must register at the XPAC meeting website, which is accessible through the link included above.
Purpose of the Extraordinary General Meeting
At the XPAC extraordinary general meeting, we will ask our shareholders to vote in favor of the following proposals:
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the Business Combination Proposal — a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, which proposal includes the approval of (i) the Acquisition Merger, pursuant to the Plan of Acquisition Merger, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by XPAC in connection with the Business Combination;

•
the Merger Proposal — a proposal by special resolution to approve the Plan of Initial Merger;

•
the Advisory Governing Documents Proposals — four separate non-binding advisory proposals by special resolution to approve, material differences between the Proposed Governing Documents and the Existing Governing Documents; and

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the Adjournment Proposal — a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or if our shareholders have elected to redeem an amount of public shares such that the Minimum Cash Condition to the obligation to closing of the Business Combination would not be satisfied.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is neither conditioned on the Advisory Governing Documents Proposals, nor in the Adjournment Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
Recommendation of the XPAC Board
The XPAC Board believes that the Business Combination Proposal and the other proposals be presented at the extraordinary general meeting are in the best interests of XPAC and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Advisory Governing Documents Proposals and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.
The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and our shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the XPAC Board in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. These interests include, among other things, the interests listed below:
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the fact that our initial shareholders hold 5,490,283 XPAC Founder Shares (including 5,400,283 XPAC Founder Shares held by our Sponsor), for which our Sponsor paid $25,000, will convert on a one-for-one basis, into 5,490,283 PubCo Class A Ordinary Shares as of the Initial Merger Effective Time, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in PubCo, as shown in the table below, and will be worthless if we do not consummate our initial business combination:

	XPAC Class B Ordinary Shares(1)	Value of XPAC Class B Ordinary Shares implied by Business Combination(2)	Value of XPAC Class B Ordinary Shares based on recent trading price(3)
Sponsor	5,400,283	$54,002,830	$53,732,816
Chu Chiu Kong	—	—	—
Guilherme Teixeira	—	—	—
Fabio Kann	—	—	—
Marcos Peixoto	—	—	—
Denis Pedreira	30,000	$300,000	$298,500
Ana Cabral-Gardner	30,000	$300,000	$298,500
Camilo de Oliveira Tedde	30,000	$300,000	$298,500

(1)
Interests shown consist solely of XPAC Founder Shares. Such shares will automatically convert into PubCo Class A Ordinary Shares upon the Initial Merger Effective Time on a one-for-one basis.

(2)
Assumes a value of $10.00 per share, the deemed value of the PubCo Class A Ordinary Shares in the Business Combination. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(3)
Assumes a value of $9.95 per share, which was the closing price of the XPAC Class A Ordinary Shares on Nasdaq on November 29, 2022. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

•
the fact that if our initial business combination is not consummated by August 3, 2023 or during any extension period, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 4,261,485 private placement warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $255,689, as of November 29, 2022 (based on $0.06 per warrant, which was the closing price of the XPAC Warrants on Nasdaq on November 29, 2022);

•
the fact that given the differential in the purchase price that our Sponsor paid for the XPAC Class B Ordinary Shares as compared to the price of the public shares sold in the IPO and the 5,400,283 PubCo Class A Ordinary Shares that the Sponsor will receive upon conversion of the XPAC

Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trades below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the consummation of the Business Combination;
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the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if XPAC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 3, 2023 or during any extension period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, unless an initial business combination is completed, XPAC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees) from funds outside of the Trust Account, which funds are limited;

•
the fact that, in March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note;

•
the fact that pursuant to the A&R Registration Rights Agreement, our Sponsor can demand registration of its registrable securities and it will also have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing, whereas it does not have such rights today;

•
the potential for one of our directors or officers to be appointed as a director or officer of PubCo;

•
the continued indemnification of current directors and officers of XPAC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Acquisition Closing;

•
the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, which could give rise to conflicts of interest as (i) XPAC, the Sponsor and XP Investments US (which was engaged as a Co-Placement Agent in connection with seeking PIPE Investments) are affiliates of XP, and (ii) XPAC’s management team and two members of the XPAC Board are currently employed by an affiliate of XP and are not independent of XP;

•
the fact that the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing”;

•
the fact that certain of our directors and officers currently have, and any of them in the future may have additional fiduciary and contractual duties to other entities, including without limitation, XP and XP affiliated entities, which includes accounts and investment vehicles related to them and their portfolio companies. Specifically, certain of our officers and directors are employed by or affiliated with XP and its direct and indirect affiliates, including XP Asset Management. These entities may compete with us for acquisition opportunities and may have overlapping investment objectives and potential conflicts may arise with respect to XP’s decision regarding how to allocate investment opportunities among these funds; and

•
the fact that Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.

See the section entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” for a further discussion of these considerations.
Record Date and Voting
You will be entitled to vote or direct votes to be cast at the extraordinary general meeting if you owned XPAC Ordinary Shares at the close of business on [•], 2023, which is the record date for the extraordinary general meeting of XPAC shareholders. You are entitled to one vote for each XPAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 27,451,414 XPAC Ordinary Shares outstanding, of which 21,961,131 were XPAC Class A Ordinary Shares and 5,490,283 were XPAC Class B Ordinary Shares held by XPAC’s initial shareholders (including 5,400,283 XPAC Class B Ordinary Shares held by the Sponsor).
Our Sponsor and its officers and directors have agreed to vote all of their XPAC Founder Shares and any public shares acquired by them in favor of the Business Combination Proposal. Our issued and outstanding warrants do not have voting rights at the extraordinary general meeting.
Voting Your Shares
Each XPAC Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the extraordinary general meeting. Your one or more proxy cards show the number of XPAC Ordinary Shares that you own.
If you are a holder of record, there are two ways to vote your XPAC Ordinary Shares at the extraordinary general meeting:
•
You can vote by completing, signing and returning the accompanying proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable extraordinary general meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your XPAC Ordinary Shares will be voted, as recommended by the XPAC Board. With respect to each proposal for the extraordinary general meeting, that means voting “FOR” for each.
•
You can attend the extraordinary general meeting and vote in person. You will be given a ballot when you arrive. However, if your XPAC Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your XPAC Ordinary Shares.

Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your XPAC Ordinary Shares, you may contact our proxy solicitor:
Tel: [•]
Email: [•]
Quorum and Vote Required for Shareholder Proposals
A quorum of our shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if a majority of the XPAC Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of the Merger Proposal and the Advisory Governing Documents Proposals require a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Abstentions and Broker Non-Votes
Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the extraordinary general meeting are “non-routine” matters.
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Revocability of Proxies
If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to [•], our proxy solicitor, prior to the date of the extraordinary general meeting or by voting in person at the extraordinary general meeting. Attendance at the extraordinary general meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: [•].

Redemption Rights
Pursuant to the Existing Governing Documents, we are providing our shareholders with the opportunity to have their public shares redeemed at the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an initial business combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding XPAC Class A Ordinary Shares included as part of the units sold in the IPO, subject to the limitations described in this proxy statement/prospectus. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the deferred underwriting commission that XPAC will pay to the underwriter of its IPO if the Business Combination is consummated or the deferred advisory fees that XPAC will pay to the financial adviser for the IPO if the Business Combination is consummated. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of November 30, 2022 of $222,021,060, the estimated per share redemption price would have been approximately $10.11. Our shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal and the other proposals. The Existing Governing Documents provide that an XPAC shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any XPAC Class A Ordinary Shares, will be restricted from exercising this redemption right in an amount of shares exceeding 15% of the public shares in the aggregate without our prior consent. There will be no redemption rights with respect to the warrants.
The Sponsor, one of the holders of our XPAC Founder Shares issued in a private placement prior to the IPO, and XPAC’s officers and directors, have entered into the Sponsor IPO Letter Agreement with us pursuant to which they have agreed to waive, their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination. Permitted transferees of our Sponsor will be subject to the same obligations. Upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement.
Each redemption of public shares by XPAC’s public shareholders will decrease the amount in our Trust Account, which held $220,891,656 as of September 30, 2022. In no event will XPAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001, after giving effect to the XPAC Share Redemptions. See the section entitled “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Holders of our outstanding warrants will not have redemption rights with respect to such warrants. Assuming the closing warrant price on Nasdaq of $0.06 as of November 29, 2022, the aggregate fair value of warrants that can be retained by the public shareholders (including redeeming shareholders), is $439,223. The actual market price of the warrants may be higher or lower on the date that an XPAC warrantholder seeks to sell such warrants. Additionally, we cannot assure XPAC warrantholders that they will be able to sell their warrants in the open market as there may not be sufficient liquidity in such securities when an XPAC warrantholder wishes to sell their warrants. Further, while the level of redemptions of public shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the holder of warrants who exercises such warrants will ultimately own a greater interest in PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Related to PubCo — Future resales of PubCo Ordinary Shares issued to SuperBac shareholders and other significant shareholders may cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.”
In order to exercise your redemption rights, you must:
•
if you hold your public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•
prior to [•] p.m., 2023, Eastern Time, on (two business days before the extraordinary general meeting), tender your shares electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, to the attention of [•] or by email at [•]; and
•
deliver your public shares electronically through DTC to XPAC’s transfer agent at least two business days before the general meeting. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

We will pay the redemption price to our shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the extraordinary general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to XPAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that XPAC’s transfer agent return the shares. You may make such request by contacting XPAC’s transfer agent at the email or address listed above.
Holders of our outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.
If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC (Deposit Withdrawal At Custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Prior to exercising redemption rights, shareholders should review the market price of our XPAC Class A Ordinary Shares as they may receive higher proceeds from the sale of their XPAC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your XPAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the XPAC Class A Ordinary Shares when you wish to sell your shares.
If you exercise your redemption rights, your public shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of XPAC or SuperBac following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated. If the Business Combination is not approved and we do not consummate our initial business combination by August 3, 2023 or during any extension period, we will be required to liquidate and dissolve our Trust Account by returning the then-remaining funds in such account to the public shareholders and our warrants will expire worthless. Holders of shares properly tendered for redemption will only be entitled to a pro rata portion of the Trust Account (including interest but net of income taxes payable) in connection with the liquidation of the Trust Account or if we subsequently complete a different initial business combination on or prior to August 3, 2023 or during any extension period, and such shares are tendered for redemption in connection with such different initial business combination.

Underwriting Commission and Advisory Fees as a Percentage of Gross IPO Proceeds Net of Redemptions
	No Redemption Scenario(1)	Minimum Cash Condition Scenario(2)	Full Redemption Scenario(3)
Underwriting commission and advisory fees(4)	$12,078,622	$12,078,622	$12,078,622
Gross IPO proceeds net of redemptions	$219,919,838	$100,000,000	$—
IPO underwriting commissions and advisory fees as a percentage of gross IPO proceeds net of redemptions	5.5%	12.1%	—

(1)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(2)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Pursuant to the terms of the underwriting agreement for the IPO, aggregate underwriting commissions were 5.5% of the gross proceeds of the IPO, of which 2.0% was paid upon closing of the IPO and 3.5% is deferred until, and the payment thereof is contingent upon, consummation of our initial business combination. As provided in the underwriting agreement for the IPO, Citi, the underwriter of the IPO, agreed to reimburse XPAC an amount equal to 30% of the upfront and deferred underwriting commissions payable to it, which is equal to the upfront and deferred advisory fee payable by XPAC to XP Investimentos. Therefore, in connection with consummation of the IPO, Citi received upfront underwriting fees of $3,074,558 and XP Investimentos received upfront advisory fees of $1,317,668. Upon consummation of the Business Combination, Citi shall receive deferred underwriting fees of $5,380,477 and XP Investimentos shall receive deferred advisory fees of $2,305,919, regardless of the date when the Business Combination is consummated.

Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of XPAC Class A Ordinary Shares or the warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Initial Merger, under the section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after a merger is authorized. It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available.
However, pursuant to the terms of the Business Combination Agreement, if an XPAC shareholder validly exercises their dissenters’ rights under the Companies Act, (i) either XPAC or SuperBac may determine not to effect the consummation of the Initial Merger until after the expiry of the specified period in order to avail themselves of the exemption at section 239(1) of the Companies Act, and (ii) unless XPAC and SuperBac elect by agreement in writing to waive the relevant provisions of the Business Combination Agreement, no party to the Business Combination Agreement will be obligated to commence the Initial Closing until such specified period has lapsed.
Regardless of whether dissenters’ rights are or are not available, XPAC shareholders can exercise the rights of redemption described herein. The XPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.
Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Solicitation of Proxies
We will pay the cost of soliciting proxies for the extraordinary general meeting. We have engaged to assist in the solicitation of proxies for the extraordinary general meeting. We have agreed to pay a fee of $[•]. We will reimburse for reasonable out-of-pocket expenses and will indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. We also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of XPAC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of XPAC Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Share Ownership
As of the record date, our Sponsor and XPAC’s independent directors collectively owned 20% of the issued and outstanding XPAC Ordinary Shares. Our Sponsor and XPAC’s independent directors have agreed to vote all of their XPAC Founder Shares in favor of the Business Combination Proposal.

PROPOSALS TO BE CONSIDERED BY XPAC SHAREHOLDERS
BUSINESS COMBINATION PROPOSAL
Background of the Business Combination
XPAC is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. As described in the IPO prospectus, our intention was to leverage XP’s platform and reputation in Brazil together with XPAC’s management team’s deep experience in private equity and extensive relationships to successfully source, evaluate and execute an initial business combination with significant upside potential. Except for the sponsorship of XPAC by the Sponsor, none of the Sponsor, the directors or officers of the XPAC or the Sponsor, XP, or any of their respective affiliates has sponsored a special purpose acquisition company at any time. The proposed Business Combination is the result of a search for a potential transaction using the networks of XPAC’s management team, including their investing, operating and transaction experience, as well as networks within XP’s ecosystem. The terms of the Business Combination Agreement and the related agreements are the result of extensive arm’s length negotiations between XPAC and SuperBac, as well as discussions and negotiations between SuperBac and certain of its significant shareholders. The following is a brief description of the background of these negotiations, the proposed Business Combination and the Business Combination Agreement.
The following chronology summarizes the key events, meetings and discussions that led to the signing of the Business Combination Agreement and the related agreements. This chronology does not purport to catalogue every conversation or correspondence among representatives of XPAC, SuperBac and other relevant parties and advisors. In addition, the following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the related agreements. You should refer to the full text of the Business Combination Agreement or such relevant related agreement for details of the Business Combination and the terms and conditions thereof.
Representatives of XPAC and the Sponsor involved in the discussions and negotiations referenced herein included one or more of Chu Chiu Kong (Chairman and Chief Executive Officer of XPAC), Guilherme Teixeira (Chief Investment Officer of XPAC) and Fabio Kann (Chief Financial Officer of XPAC) and certain other employees that work for the XP group. Representatives of SuperBac involved in the discussions and negotiations referenced herein included one or more of Luiz Augusto Chacon de Freitas Filho (Chief Executive Officer and Founder of SuperBac), Wilson Ernesto da Silva (Chief Financial Officer of SuperBac) and certain other employees that work for SuperBac.
On August 3, 2021, XPAC consummated the IPO of 20,000,000 units. Each unit consists of one XPAC Class A Ordinary Share and one-third of one XPAC public warrant. Each whole XPAC public warrant entitles the holder to purchase one XPAC Class A Ordinary Share at an exercise price of $11.50 per share, subject to certain adjustments, and only whole warrants are exercisable. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $200,000,000.
Simultaneously with the closing of the IPO and the sale of the units, XPAC completed a private placement of 4,000,000 warrants, at a price of $1.50 per warrant, issued to the Sponsor, generating gross proceeds of $6,000,000.
XPAC granted Citi, the underwriter of the IPO, a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. On August 16, 2021, Citi partially exercised the over-allotment option and, on August 19, 2021, purchased an additional 1,961,131 units from XPAC, generating gross proceeds of $19,611,310. Simultaneously with the sale and issuance of the over-allotment units, XPAC consummated the sale of an additional 261,485 private placement warrants to the Sponsor at a purchase price of $1.50 per private placement warrant, generating gross proceeds of $392,228.
Citi served as underwriter for the IPO and is entitled to receive $5,380,477 of deferred underwriting commission therefrom in connection with the consummation of our initial business combination. In addition, we engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as our financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, and XP Investimentos will be entitled to deferred advisory fees of $2,305,919 upon the consummation of our initial business combination.
A total of $219,611,310, comprised of the proceeds from the IPO (including the partial exercise of the over-allotment option), was placed in the Trust Account.
Prior to the completion of the IPO, neither XPAC, nor anyone on its behalf, had identified any business combination target nor engaged in any substantive discussions, formal or otherwise, with any business combination target with respect to a potential business combination with XPAC.
As described in the IPO prospectus, while XPAC may pursue a business combination target in any business, industry or geographical location, XPAC intends to capitalize on the strength and leading presence of the XP platform in Brazil, drawing upon the extensive networks, relationships and investment acumen of the Sponsor and XPAC’s management team to identify, source, negotiate and execute an initial business combination in Brazil in an industry (i) that XPAC believes should benefit from long-term growth in the Brazilian economy, (ii) that has favorable secular trends and a high growth profile, (iii) that has competitive advantages as well as a consistent ESG framework, and (iv) in which XPAC’s management team has previous experience, including the healthcare, financial services, education, consumer goods & retail, and technology industries, which we refer as the “Brazil focus sectors.”
As described in the IPO prospectus, XPAC has identified certain general, non-exclusive criteria and guidelines that XPAC believes are important in analyzing prospective target businesses for a business combination. XPAC used the following general, non-exclusive criteria and guidelines in evaluating business combination opportunities with a target business that XPAC believes:
•
is a leading player and high-quality asset within the Brazilian economy, with strong growth potential;

•
is fundamentally sound, has a resilient business model, and has a historically consistent operational and financial performance;

•
is preferably in, but is not limited to, the healthcare, financial services, education, consumer goods and retail and technology sectors;

•
has strong, experienced management teams with long-term commitment, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

•
has a defensible market position, with demonstrated advantages when compared to its competitors and which creates barriers to entry against new competitors;

•
has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer preferences, suppliers and competitors;

•
provides an opportunity for strategic add-on acquisitions;

•
has attractive potential for international or regional expansion;

•
will offer an attractive risk-adjusted return for its shareholders, potential upside through growth in the target business and an improved capital structure, all of which will be weighed against any identified downside risks;

•
can benefit from being publicly traded and can utilize access to broader capital markets;

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has a strong corporate governance and internal processes with standards comparable to a publicly listed company; and

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has an ESG framework in place and is positioned to combine corporate social responsibility with profitability.

As disclosed in the IPO prospectus, these general, non-exhaustive criteria and guidelines are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination is intended to be based, to the extent relevant, on these general, non-exhaustive criteria and guidelines as well as other considerations, factors and criteria that XPAC’s management team may deem relevant.

After the IPO, XPAC commenced an active search for prospective business combination candidates. As part of the process for seeking and evaluating potential business combination candidates, XPAC’s management team generally surveyed the prevailing landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the merger and acquisition marketplace in Brazil and prevailing market conditions. Representatives of XPAC contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. In addition, representatives of XPAC became aware of potential business combination candidates through the private equity and XP Investment Banking teams within the XP group and their respective networks, including individuals and entities who contacted those teams or whose businesses were otherwise known to those teams. Representatives of XPAC also conducted primary research into private companies operating within the Brazil focus sectors that may satisfy the general, non-exhaustive criteria and guidelines referred to above.
After the IPO and prior to entering into exclusive negotiations with SuperBac on September 23, 2021 (the date that we entered into a non-binding letter of intent with SuperBac), we evaluated and conducted preliminary due diligence in connection with a number of potential business combination candidates. XPAC identified a list of approximately 50 potential business combination candidates that initially appeared to warrant evaluation as potentially satisfying some or all of the general, non-exhaustive criteria and guidelines described above, which list of potential business combination candidates included SuperBac.
Our preliminary due diligence review of potential business combination candidates progressed to various preliminary stages, which included, but were not limited to, the review of their respective business model, operations, products and/or services, market opportunity and management teams. XPAC’s preliminary evaluation and due diligence exercise included evaluations of various aspects of certain potential target companies, including their market potential and financial information, in each case based on publicly available information and other market research available to representatives of XPAC or other XP group personnel.
In early August 2021, members of the XP Investment Banking team within the XP group discussed certain potential business combination targets, in particular focusing on their knowledge and understanding of which companies known to the XP group might be at an opportune point in their corporate lifecycle and development to consider a business combination with XPAC.
On August 4, 2021, the CEO of the XP group’s wholesale banking business introduced XPAC’s management team to the possibility of a potential business combination transaction between XPAC and SuperBac. The XP Investment Banking team were familiar with SuperBac’s business as part of their ordinary course investment banking coverage and market-monitoring activities and in October 2020 XP Investment Banking had sought to engage in discussions with Mr. Chacon as to how XP Investment Banking could assist SuperBac with debt and equity finance strategies. In addition, when working at prior private equity firms, members of XPAC’s management team had become familiar with SuperBac as part of a private placement process that resulted in the initial investment of the Temasek Entities in SuperBac in 2016.
On August 6, 2021, XPAC and SuperBac executed a customary mutual non-disclosure agreement in connection with XPAC’s evaluation of a possible business combination involving SuperBac. The non-disclosure agreement included a customary Trust Account waiver and did not include any exclusivity provision, standstill provision or so-called “don’t ask, don’t waive” provision that would have prevented XPAC from publicly announcing an offer to acquire SuperBac had SuperBac not agreed to enter into the Business Combination with XPAC. Whilst XPAC did not enter into non-disclosure agreements with any other business combination candidates, XPAC’s management team did evaluate certain potential business combination targets using non-public information on target companies that was provided to XPAC or its affiliates without XPAC being required to enter into non-disclosure agreements, as described below. In evaluating potential business combination targets, XPAC’s management team considered whether, in their professional experience, they had sufficient information to enable them to conduct a preliminary evaluation of the relevant business combination candidates (including the information available to XPAC as described further below). XPAC’s management team determined that they did have sufficient information to conduct a preliminary evaluation of the relevant business combination targets and determine the business combination target with whom XPAC would continue to pursue entering into a business combination.

On August 10, 2021, representatives of XPAC and SuperBac held an in-person meeting at SuperBac’s offices in São Paulo, during which SuperBac’s management team provided an overview of their business and representatives of XPAC requested further information in the form of a presentation and business plan, which representatives of SuperBac shared with representatives of XPAC via e-mail later that day.
During August and September 2021, XPAC’s management team conducted a preliminary evaluation and due diligence exercise of business combination candidates and XPAC decided to focus its resources and efforts in the near-term on seven potential business combination targets (including SuperBac), which XPAC believed, based on this preliminary evaluation due diligence and the experience of XPAC’s management team were most suitable for a business combination.
XPAC’s management team narrowed down its list of potential business combination targets due to the relevant strength or merits of the following factors relative to the other potential business combination targets:
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XPAC’s determination as to whether or not the potential target represented an appropriate target for XPAC due to a combination of the target’s business prospects, growth rates and future growth prospects, revenue visibility, strategy, weaknesses, management teams, structure and/or concerns identified in preliminary business or financial due diligence;

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the equity valuation ascribed to the potential target by XPAC’s management team, including any understandings as to potential differences in valuation expectations between XPAC, on the one hand, and the potential target or its sellers, on the other hand;

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an assessment of estimated enterprise valuations of the potential target to indicate whether it was either too small or too large to be an attractive business combination target for XPAC, as well as an assessment whether the potential target was sufficiently large to be a standalone public company; and

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the preparedness of the potential target for a business combination transaction and its readiness to be a public company, including any preliminary indications as to the readiness of the potential target to prepare financial statements which could be subject to a PCAOB audit.

The potential pre-money valuations discussed for the seven potential business combination targets ranged from $400 million to over $1.7 billion and these target businesses operated in a variety of industries, including biotechnology, healthcare, financial services, education and consumer goods.
XPAC’s management team continued to evaluate the seven potential business combination targets, as described below.
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SuperBac: As described above, XPAC’s management team entered into a non-disclosure agreement with SuperBac on August 6, 2021, and as further described below, XPAC and SuperBac entered into a non-binding letter of intent on September 23, 2021. Further information in relation to the process that led to the proposed Business Combination with SuperBac is more fully described below.

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Education target: XPAC’s management team engaged in preliminary explorative discussions with the management team of an education business based in Brazil (the “Education Company Target”). XPAC’s management team was introduced to the Education Company Target through the XP Investment Banking team (an affiliate of XPAC). In August 2021, without discussion with XPAC’s management team or XP Private Equity, the XP Investment Banking team approached the Education Company Target with an initial concept for a de-SPAC transaction involving XPAC, the Education Company Target and a company in the education sector in Brazil. The XP Investment Banking team prepared an initial concept for a de-SPAC transaction including those two target companies, but no party discussed the proposal with the other education company. The Education Company Target informed XP Investment Banking that it would consider discussing a potential transaction with XPAC. To enable XP Investment Banking to prepare a more detailed description of a potential transaction, the Education Company Target shared certain confidential information (comprising a management presentation and historical and projected financial information) with XP Investment Banking in mid-August 2021 without requiring a confidentiality or non-disclosure agreement being entered into and on the understanding that XP Investment Banking had permission to share such information with affiliates (including XPAC) on a confidential basis. The XP Investment Banking team subsequently prepared discussion materials for a proposed transaction between the Education Company Target, the other company in the education sector in Brazil and XPAC (which included the confidential information provided by the Education Company Target). On August 20, 2021, members of the XP Investment Banking team briefly discussed the Education Company Target with XPAC’s management team, who agreed that a meeting with the Education Company Target could be scheduled. On August 23, 2021, representatives of Education Company Target and XP Investment Banking held an in-person meeting with XPAC’s management team in which they presented confidential information on the business and historical and projected financial performance of the Education Company Target, the structure of a potential transaction that had been previously discussed between the Education Company Target and XP Investment Banking and the valuation sought by the Education Company Target. The information presented to XPAC’s management team in that meeting was subsequently provided via e-mail to XPAC’s management team on the same day, together with a detailed financial model prepared by the management team of the Education Company Target. Upon receipt of this information, XPAC’s management team evaluated the Education Company Target’s business and historical and projected financial performance in light of the approximate valuation sought by the Education Company Target. On August 30, 2021, XPAC’s management team held a further in-person meeting with the management team of the Education Company Target discussing the business and where XPAC’s management team presented the economic, structural and procedural features of a business combination with a special purpose acquisition company. XPAC’s management team also discussed their views in relation to the investment thesis for the Education Company Target. The Education Company Target subsequently considered these views and, on September 9, 2021, XPAC’s management team held a further in-person meeting with the management team of the Education Company Target which was also attended by members of the XP Investment Banking team. During this meeting held on September 9, 2021, XPAC’s management team and the management team of the Education Company Target mutually decided not to proceed with any further discussions, because, among other reasons, each party had differing views on valuation of the Education Company Target (based on an assessment by XPAC’s management team of publicly traded comparable companies and whether a valuation within the general range sought by the Education Company Target could be supported in the public markets), as well as the structure, complexity and execution considerations in relation to the transaction being presented.

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Healthcare target: XPAC’s management team evaluated a Brazilian hospital group as a potential target company. XPAC’s management team were familiar with thi s target company through XP Private Equity having evaluated an investment in the company in August 2020, which included having received and discussed confidential information on the business, its future strategic plans, its market opportunity and its historical financial performance (including through participation in online and in-person meetings with the target company’s shareholders and management team in August and September 2020). Following discussions with XP Private Equity in August 2020, the target company decided to approach a wider range of equity investors to evaluate a potential transaction. After that time, XP Private Equity had no further contact with the target company, and XP Private Equity understood that the transaction was subsequently abandoned. XPAC’s management team considered this target company to be an attractive opportunity because the healthcare industry in Brazil has consolidation potential, including the opportunity for strategic add-on acquisitions for the target company, and XPAC’s management noted that there were ample public and private comparables to assist with the valuation of the target company, which they initially assessed to be around $1.7 billion. However, when XPAC’s management team compared this potential target to other target companies under consideration, XPAC’s management team concluded that the equity story of this target company was less compelling, including — as a result of lower sectoral growth prospects — a lesser degree of business model differentiation and lack of solid competitive advantages within its industry, as well as higher capital expenditure requirements and a generally more capital-intensive business. In addition, XPAC’s management team believed the company’s equity story might resonate more with investors in the local Brazilian capital markets, and the company did not have international expansion plans or plans to offer products or services outside Brazil. Therefore, XPAC’s management team did not meet with this target company and decided on September 13, 2021 not to pursue a potential transaction.

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Financial services target: XPAC’s management team evaluated a Brazilian “insuretech” company in which XP Private Equity (an affiliate of XPAC) have an existing investment. This target company makes its financial statements publicly available and files certain other information with regulatory authorities in Brazil. Whilst XPAC’s management team considered that the target company satisfied a number of the non-exhaustive, general criteria and guidelines referred to above (including having attractive growth potential, an experienced management team with strong industry credentials and the potential to drive consolidation in the market through add-on acquisitions), on balance they decided not to pursue a potential business combination with this target company because of uncertainty as to how the PIPE investment market would receive a business combination transaction with an entity potentially affiliated with XP Private Equity (which is an affiliate of XPAC). In addition, in the IPO, we agreed that if XPAC proposed to enter into a business combination with a business affiliated with XPAC, then XPAC would obtain an opinion from an independent investment banking firm or from an independent accounting firm regarding the fairness to XPAC from a financial point of view of such business combination. Therefore, XPAC’s management team also considered the potential timing, process and cost considerations for obtaining such fairness opinion. Having considered these factors, XPAC’s management team did not meet with this target company to discuss a potential business combination transaction and decided on September 2, 2021 not to pursue a potential transaction.

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Consumer goods target I: XPAC’s management team evaluated a well-established Brazilian furniture retailer as a potential target using publicly available information and market research. This target company had previously made an initial filing for an initial public offering in Brazil, but the company’s initial public offering had been delayed due to market volatility. XPAC’s management team believed the existing publicly available disclosure on the business enabled them to make an informed assessment of the investment case. A member of XPAC’s management team was also familiar with the business and investment thesis for the potential target company because the target was a portfolio company of a prior private equity employer. XPAC’s management determined that this target company would be an attractive business combination target because of its strong brand positioning, appeal to a broad customer base, and recent favorable developments in the company’s financial performance through cost control and achievement of higher margins. XPAC’s management initial assessment of enterprise valuation was around $600 million. On August 9, 2021, XPAC’s management met with a board member of this potential target company to discuss a potential transaction. After considering the characteristics of, and process for, a business combination with a special purpose acquisition company, on August 27, 2021, a member of XPAC’s management met again with a board member of this potential target company, who confirmed that the target company would decline to enter into discussions on a potential business combination at that time, citing a preference for continuing with a Brazilian initial public offering process with a listing on the B3 when market conditions permitted. The board member discussed that, as a result of increased SPAC market activity, the target company had previously informed itself of the process for a de-SPAC transaction, and the target company’s management believed that its strong retail brand presence in Brazil would lend itself to a traditional IPO in Brazil, as a de-SPAC transaction would hinder the participation of retail investors in Brazil in the IPO process.

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Consumer goods target II: XPAC’s management team evaluated a Brazilian pet store chain using publicly available information and market research. This company operated in a mass affluent niche retail segment that was benefitting from strong growth and from the investments it had made in supply chain technology and increasing digitization across its customer sales channels. This target company was known to the management team of XPAC because one of the members of XPAC’s management team had provided consulting services to the target company prior to being employed by the XP group. Moreover, members of XPAC’s management team had become familiar with the target company’s financial results as part of confidential information shared by the company with a range of potential financial investors (including XP Private Equity) as part of a process to seek a private placement equity investment in 2020 (XP Private Equity decided not participate in that investment in 2020). XPAC’s management determined that this target company would be an attractive business combination target because growing market for pet products, large geographic footprint of stores within Brazil, recognized brand and an e-commerce presence that was at an early stage but was growing rapidly. XPAC’s management initial assessment of enterprise valuation was around $600 million. In late August 2021, XPAC’s management held a series of preliminary conversations with controlling shareholders of this potential target company to discuss a potential transaction. After considering the characteristics of, and process for, a business combination with a special purpose acquisition company, the controlling shareholders confirmed that the target company would decline to enter into discussions on a potential business combination, citing their preference for pursuing an initial public offering process in Brazil with a listing on the B3 when market conditions were favorable, and citing their general lack of receptivity within the target company’s management team for de-SPAC transaction. Having considered these factors, XPAC’s management team decided on August 23, 2021 not to pursue a potential transaction.

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Restaurant target: XPAC’s management team evaluated a Brazilian restaurant group using publicly available information and market research. Despite not being publicly traded, the company publishes financial statements on a quarterly and annual basis which enabled XPAC’s management team to evaluate the merits of a potential business combination with XPAC. A member of XPAC’s management team was also familiar with the business and investment thesis for the potential target because the target was a portfolio company of a prior private equity employer. Despite having a strong brand, sufficient scale to become a publicly traded company and the potential to satisfy a number of the non-exhaustive, general criteria and guidelines referred to above, XPAC’s management team decided not to pursue a potential transaction with this target company because of the company’s high levels of leverage, particularly including significant short term maturities that would need to be addressed during the course of a de-SPAC process, thereby potentially adding significant execution risks, including the assessment of XPAC’s management team that the target company’s debt position could add significant challenges to seeking a PIPE transaction. In addition, as the target’s business had been significantly impacted by the COVID-19 pandemic, XPAC’s management team did not believe that the target had sufficient revenue visibility to become a public company in the short-term and additional operating uncertainty would make it challenging to validate projected financial performance for valuation purposes. As shown in the target’s financial statements for the second quarter of 2021 (which were published prior to August 9, 2021), the target company continued to carry significant debt levels and a slow recovery in performance from the COVID-19 pandemic. Therefore, XPAC’s management team did not meet with this target company, and decided on August 9, 2021 not to pursue a potential transaction.

As of the date of this proxy statement/prospectus, none of the six other target companies referred to above has announced a business combination with any special purpose acquisition companies or has otherwise completed initial public offerings.
Until XPAC and SuperBac executed the non-binding letter of intent which contained binding mutual exclusivity provisions as described below, XPAC continuously refined its list of potential business combination targets and continued to be open to consider viable business combination opportunities. XPAC’s management team ultimately determined not to pursue any other alternative potential business combination candidates at a preliminary stage. Except for the letter of intent entered into with SuperBac, as described below, XPAC did not enter into any letters of intent with any other prospective business combination targets.
There was a seven-month period between the execution of the non-binding letter of intent with SuperBac and the execution of the Business Combination Agreement. Whilst the exclusivity provisions that XPAC had agreed to in the non-binding letter of intent did not permit XPAC to discuss any potential business combination transaction with any other potential target company, XPAC was not prohibited from continuing to evaluate other potential business combination opportunities using public information on potential target companies. During this period, XPAC’s management team continued to survey the landscape of potential acquisition opportunities including updating research to determine whether any additional companies operating within the Brazil focus sectors might merit further evaluation by XPAC’s management team. In continuing to conduct this research, XPAC’s management team had access to business and financial information on potential business combination candidates through XP Private Equity, among other sources of market information. In the week prior to each of (i) December 22, 2021 (when XPAC exercised its option to unilaterally extend the mutual exclusivity period to January 21, 2022), (ii) January 19, 2022 (when XPAC agreed to amend the letter of intent to extend the mutual exclusivity period to March 7,

2022), and (iii) March 7, 2022 (when XPAC agreed to amend the letter of intent to extend the mutual exclusivity period to April 11, 2022), XPAC’s management team evaluated whether to extend the exclusivity period with SuperBac, whether to pursue alternative business combination targets and/or whether to reconsider pursuing a transaction with certain of the six other acquisition targets described above. In each instance, XPAC’s management team concluded to continue pursuing a business combination with SuperBac.
XPAC’s management team decided to pursue a business combination with SuperBac because it believed that SuperBac provided XPAC with the most attractive potential business combination transaction for the following primary reasons:
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XPAC’s management team’s assessment of the transformational tailwinds for biological solutions and the potential this offers to SuperBac;

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SuperBac’s disruptive and proprietary biological technology, which XPAC’s management team viewed as creating strong competitive advantages and barriers to entry;

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SuperBac’s strategic location for bioprospection, as Brazil is one of the most biologically diverse countries in the world;

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the opportunity for a large addressable market across different industries, including agribusiness, oil and gas, and consumer goods;

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XPAC’s management team assessment that SuperBac is a pioneering biotech player in Brazil that used its bacteria library to develop a crop nutrition solution that is more sustainable and efficient, with a biotech platform that offers the potential to develop biologically-based products for a range of industries;

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SuperBac’s high-quality asset base, including SuperBac’s new biofactory inaugurated in 2021;

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SuperBac’s history of investing in research and development, including highly qualified research and development and operational teams, including over 70 professionals dedicated to research and development (26 of whom have doctoral and master’s degrees), many of whom are top scientists and industry experts and/or have served in leadership roles at large multinational corporations and research institutions;

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SuperBac’s ESG value-oriented strategy;

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XPAC’s management team’s assessment that the potential business combination is presented at a compelling timing to invest, as global chemical supply chain favors alternatives based on more sustainable solutions and that SuperBac is ready to roll-out its growth strategy;

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XPAC’s management team’s assessment that SuperBac had a greater chance of remaining committed to pursuing a business combination transaction with XPAC than other potential targets because of (i) SuperBac’s understanding of, and willingness to engage in, a business combination transaction with a special purpose acquisition company, (ii) SuperBac’s belief that its business was more suitable for a listing in the United States than in Brazil due to a deeper pool of investors and investment research coverage with a high level of familiarity with the specialized industry in which SuperBac operates, and (iii) SuperBac’s acknowledgment that the inability to access Brazilian retail investors in a de-SPAC transaction was of limited significance to a more specialized company such as SuperBac (in contrast to companies predominantly focused on the consumer retail markets in Brazil that may be able to leverage greater name recognition among retail investors in the local Brazilian capital markets); and

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XPAC’s management team’s assessment that SuperBac satisfied many of the general, non-exhaustive criteria and guidelines that XPAC used by analyzing prospective target businesses (see “— The XPAC Board’s Reasons for Approval of the Business Combination” below for further discussion of this).

During the process described in this “Background of the Business Combination,” the XPAC Board was updated at various points regarding the process and provided direction to XPAC’s management team, including meetings or updates to the XPAC Board on August 25, 2021, October 20, 2021, February 21, 2022 and March 25, 2022.

In August and September 2021, XPAC and its advisors held numerous in person and video conference meetings and corresponded with representatives of SuperBac to discuss SuperBac’s business model, future projections, potential valuation, corporate, shareholding and governance structures, key performance indicators as compared to industry benchmarks, current financials and its financial model in detail, including revenue trends, details of each business segment and management’s growth strategy for the business. In addition, XPAC conducted general market due diligence of the biotechnology industry as part of its due diligence review of SuperBac.
On August 27, 2021, Guilherme Teixeira, XPAC’s Chief Investment Officer, sent to Luiz Augusto Chacon de Freitas Filho, the Chief Executive Officer and Founder of SuperBac, a draft non-binding letter of intent dated August 26, 2021, including the following core terms:
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a pre-money enterprise value of SuperBac of R$1.8 billion which, on an estimated debt-free cash-free basis, would translate to a pre-money equity value of SuperBac equal to R$1.5 billion (as discussed further below), with the consideration payable for the Business Combination being determined on a debt-free cash-free basis as of the date of consummation of the Business Combination;

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a proposed split in the consideration for the Business Combination (approximately 83% to be paid in the form of PubCo equity and approximately 17% to be paid in cash), which was proposed by SuperBac’s management team based on the amount of cash consideration sought by certain SuperBac shareholders in connection with the Business Combination (the division of such cash consideration among SuperBac shareholders was to be agreed in further negotiations);

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a minimum cash condition of $150 million, tested after receipt of the PIPE proceeds and after satisfying redemption obligations under the public shares, but before payment of deferred underwriting fees and transaction expenses of either party;

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a PIPE investment expectation to be determined by mutual agreement of the parties as to the terms of the issuance and amount of the PIPE investment at $10.00 per PubCo ordinary share;

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the net cash consideration payment of the Business Combination to be received by the combined company would be retained within the combined company and/or used to pay transaction expenses incurred by both parties;

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lock-up provisions (including the duration of the lock-up period) to be agreed between the parties;

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an indication that XPAC and SuperBac would work together in good faith to structure the Business Combination that would provide for post-closing governance arrangements satisfactory to XPAC and SuperBac;

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each party to pay their own respective transaction expenses, except that if the Business Combination is consummated, all such transaction expenses would be paid for by the combined company; and

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an exclusivity period applicable to SuperBac of 180 days from execution of the letter of intent.

The draft letter of intent indicated that the proposed enterprise value assumed that SuperBac’s net operating revenues for 2021 would be equal or higher than R$600 million, which was then SuperBac’s base case estimation of 2021 net operating revenue as of August 2021. SuperBac subsequently recognized R$706 million in net operating revenue for the year ended December 31, 2021. The pre-money enterprise value of SuperBac of R$1.8 billion included in the first draft of the non-binding letter of intent was determined by XPAC’s management as follows:
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The valuation was based on a discounted cash-flow (“DCF”) analysis prepared by XPAC’s management, and for comparison purposes and in order to contextualize the DCF analysis, XPAC’s management also analyzed a projected revenue multiple based on certain comparable companies, each as described below.

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XPAC’s management performed a DCF analysis of SuperBac to calculate the estimated net present value of future free cash flow to firm. In August 2021, SuperBac’s management team provided XPAC’s management team with SuperBac’s historical financial information and SuperBac’s then-current projected profit and loss and balance sheet information for the years ending December 31, 2021 through December 31, 2030 and XPAC’s management team used this information to prepare projected cash flow for SuperBac for use in its DCF analysis. XPAC’s management team calculated projected free cash flow to firm for SuperBac as projected net cash used in / provided by operating activities, less net cash used in / provided by investing activities. The DCF analysis assumed discount rates ranging from 11.00% to 12.00% (which was based on a capital asset pricing model (CAPM) analysis and the experience and judgment of XPAC’s management of the estimated range of SuperBac’s weighted average cost of capital) and terminal growth rates of 4.25% to 4.75% (which was based on SuperBac’s growth expectations and expectations on price inflation dynamics). Based on the foregoing, the DCF analysis prepared by XPAC’s management estimated enterprise values for SuperBac ranging from R$1.9 billion to R$2.5 billion.
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The projected profit and loss and balance sheet information provided by SuperBac’s management that was used by XPAC’s management in preparing the DCF analysis differs from the Projections that were subsequently finalized and considered by XPAC’s management and the XPAC Board when approving the Business Combination because, between late September 2021 (after the letter of intent was executed) and late April 2022 (when the Business Combination Agreement was signed), SuperBac’s management refined the assumptions and modeling used in their Projections, including as a result of growth in SuperBac’s business since August 2021. As a result, the projected profit and loss and balance sheet information that XPAC’s management team used in preparing the DCF analysis in August 2021 was different to the Projections considered by XPAC’s management and the XPAC Board in approving the Business Combination.

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In addition, XPAC’s management prepared a comparable companies analysis which included the implied enterprise values of certain publicly traded companies initially considered comparable to SuperBac. This comparable companies analysis prepared by XPAC’s management produced an average multiple of 2021 estimated net operating revenue of 4.8x and a median multiple of 2021 estimated revenue of 3.3x, compared to a 2021 estimate net operating revenue multiple of 3.0x implied by the R$1.8 billion enterprise value included in the first draft of the non-binding letter of intent (which assumed that estimated net operating revenues for 2021 would be equal or higher than R$600 million). Following additional analysis of SuperBac’s business model and growth plans, three out of six of the companies used in this August 2021 comparable companies analysis were ultimately included in the final set of comparable companies analysis reviewed by the XPAC Board, with the other companies removed as they were believed to be not comparable to SuperBac. In addition, the comparable companies analysis prepared by XPAC’s management and reviewed by the XPAC Board for the purposes of approving the Business Combination was based on SuperBac’s projected net operating revenue and Projected Adjusted EBITDA for the year ending December 31, 2023, as discussed further under “— The XPAC Board’s Reasons for Approval of the Business Combination” below.

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Therefore, the proposed enterprise value for SuperBac included in the first draft of the letter of intent was slightly below the lower end of the range of enterprise values estimated in the DCF analysis, and the 2021 estimated net operating revenue multiple of 3.0x was lower than the mean and median 2021 estimated revenues for the comparable companies analyzed in August 2021.

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The valuation proposed by XPAC’s management was also based on the business plan and other materials provided by SuperBac’s management, and was subject to continuing due diligence.

Whilst this was not expressly referred to in the draft non-binding letter of intent, the valuation of the SuperBac business was predicated on there being no minority interests in the subsidiaries of SuperBac. XPAC’s management were aware that whilst Superbac Fertilizantes was consolidated into the consolidated financial statements of SuperBac (and hence all of the results attributable to Superbac Fertilizantes were included in SuperBac’s net operating revenue and adjusted EBITDA), a minority interest existed in Superbac Fertilizantes. In the years ended December 31, 2021 and 2020, revenue generated by Superbac Fertilizantes represented 99.2% and 98.4%, respectively, of the SuperBac’s consolidated net operating revenue. The understanding between XPAC and SuperBac was that this minority interest would be eliminated prior to completion of the Business Combination. Accordingly, as discussed further below, the SuperBac Reorganization (pursuant to which SuperBac Fertilizantes became a wholly owned subsidiary of SuperBac) would not be expected to impact the valuation included in the non-binding letter of intent if the consideration to be paid by SuperBac for such minority interest in Superbac Fertilizantes (including the relevant transactions in connection with the SuperBac Reorganization) was not higher than the value that XPAC’s management had attributed to that stake as a part of SuperBac’s business.

In mid-August 2021, SuperBac briefed Ochman Advogados (“Ochman”) in greater detail in relation to the proposed Business Combination with XPAC. Ochman are corporate counsel of SuperBac as to Brazilian law related matters. Ochman have a long-standing relationship with SuperBac, with whom they have worked for many years, and the founding partner of Ochman is an indirect shareholder in SuperBac.
On August 29, 2021, SuperBac briefed Skadden in relation to the proposed Business Combination with XPAC. Skadden had been previously engaged by SuperBac to advise it on U.S. law related matters in connection with a potential equity financing.
On September 1, 2021, SuperBac and its advisors held several video conference meetings to discuss issues arising from their review of the draft non-binding letter of intent.
On September 9, 2021, Renato Ochman, partner of Ochman, sent Guilherme Teixeira, XPAC’s Chief Investment Officer, a revised draft non-binding letter of intent dated September 6, 2021 regarding the non-binding letter of intent that agreed with the above pre-money enterprise value valuation, but proposed amendments to the following core terms that were included in the first draft of the non-binding letter of intent that was provided by XPAC to SuperBac:
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proposed that the allocation of the cash portion of the consideration for the Business Combination between the SuperBac shareholders be determined exclusively by SuperBac and its existing shareholders;

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proposed that 15% of the Sponsor promote would be subject to post-closing vesting and additional earn-out to be agreed between the parties;

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requested that XPAC, the Sponsor and SuperBac would use their best efforts to ensure that Mr. Chacon becomes the controlling shareholder of SuperBac and is able to appoint a majority of the SuperBac Board, including by causing PubCo to adopt a super voting share structure and/or to enter into a shareholders’ agreement or similar voting arrangements to the extent feasible;

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proposed the condition that Mr. Chacon would only agree to a lock-up of his shares in PubCo (the duration of which was to be agreed) if Mr. Chacon became the controlling shareholder of PubCo or were otherwise able to appoint the majority of the PubCo board of directors;

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proposed that the reimbursement by PubCo of the transaction expenses of XPAC and the Sponsor would be limited to an amount to be determined; and

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proposed a mutual exclusivity period of 180 days from execution of the letter of intent.

In early September 2021, XPAC engaged Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados (“Mattos Filho”) to advise XPAC on Brazilian law related matters and to conduct legal due diligence review on SuperBac.
On September 11, 2021, XPAC engaged Shearman to advise XPAC on U.S. law related matters.
Between September 11, 2021 and September 14, 2021, XPAC, Shearman and Mattos Filho: (i) held video conference meetings to discuss certain matters relating to the comments on the non-binding letter of intent that were sent on behalf of SuperBac, and (ii) exchanged numerous drafts of the non-binding letter of intent reflecting such discussions.
On September 14, 2021, Guilherme Teixeira, XPAC’s Chief Investment Officer, on behalf of XPAC, sent representatives of SuperBac a revised draft of the non-binding letter of intent that proposed the following amendments to the core terms:
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clarified that PubCo would be incorporated in the Cayman Islands;

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as discussed above, the proposed enterprise value assumed that SuperBac’s net operating revenues for 2021 would be equal or higher than R$600 million, and the revised draft letter of intent proposed a clarification that if SuperBac’s net operating revenues for 2021 (based on unaudited managerial financial information, when available) was below R$600 million, then SuperBac’s enterprise value would be reduced by the same proportion as any undershoot by SuperBac of such R$600 million assumed net operating revenues for 2021;

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proposed a revised split in the consideration to be paid in the form of PubCo equity and cash payable in U.S. dollars to certain existing SuperBac shareholders, proposing that the cash consideration payable would be equal to 17% of the aggregate amount released from the Trust Account at closing and the net proceeds of PIPE financings, and proposing that the amount of cash consideration payable to Mr. Chacon be limited to the equivalent of R$70 million;

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rejected the request from SuperBac that 15% of the Sponsor promote would be subject to vesting and additional earn-out;

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proposed that XPAC and the Sponsor would undertake to consider, after discussions with potential PIPE Investors, whether Mr. Chacon could be the controlling shareholder of SuperBac and would therefore be able to appoint a majority of SuperBac Board;

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proposed that lock-up provisions would be negotiated in due course subject to customary market practice and that Mr. Chacon’s lock-up would not be conditioned upon Mr. Chacon being the controlling shareholder of PubCo or being otherwise able to appoint the majority of the PubCo board of directors;

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proposed that XPAC would assess during due diligence whether the consideration payable in connection with the Business Combination would be subject to any escrow or clawback mechanisms;

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proposed that the reimbursement by PubCo of the transaction expenses of XPAC and the Sponsor would be limited to $15 million, and proposed that the reimbursement of the transaction expenses of SuperBac would be limited to $7.5 million (with any excess being borne by a reduction in SuperBac’s equity value for the purposes of the Business Combination); and

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proposed that there be a mutual exclusivity period of 90 days from execution of the letter of intent, which period would be subject to unilateral extension by XPAC for an additional 30 days.

On September 17, 2021, Luiz Augusto Chacon de Freitas Filho held a further meeting with Skadden and Ochman to discuss issues relating to the draft non-binding letter of intent.
On September 18, 2021 and September 19, 2021, Ochman and Skadden, respectively, sent comments on the non-binding letter of intent that proposed the following amendments to the core terms:
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proposed a revised split in the consideration to be paid in the form of PubCo equity and cash payable in U.S. dollars to certain existing SuperBac shareholders, proposing that the cash consideration payable would be R$195.9 million, and proposing that the amount of cash consideration payable to Mr. Chacon be limited to the equivalent of R$70 million;

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proposed that Mr. Chacon would be the controlling shareholder of SuperBac and, therefore, be able to appoint a majority of the SuperBac Board unless, after discussion with potential PIPE investors, that structure would materially affect the ability to reach the minimum cash condition;

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rejected that the consideration payable in connection with the Business Combination be subject to any escrow or clawback mechanisms; and

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proposed that there be a mutual exclusivity period of 90 days from execution of the letter of intent, which period would be subject to unilateral extension by either XPAC or SuperBac for an additional 30 days.

Between September 19, 2021 and September 21, 2021, XPAC, Shearman and Mattos Filho: (i) held video conference meetings to discuss certain matters relating to the comments on the non-binding letter of intent that were sent on behalf of SuperBac, and (ii) exchanged numerous drafts of the non-binding letter of intent reflecting such discussions.
On September 20, 2021, Shearman and Mattos Filho held several discussions with Skadden and Ochman to discuss issues arising out of the draft non-binding letter of intent.
On September 21, 2021, Shearman sent Skadden and Ochman a revised draft of the non-binding letter of intent that proposed the following amendments to the core terms:
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repeated the proposal that the pre-money enterprise value of SuperBac would be R$1.8 billion (which was based on SuperBac estimated net operating revenues for 2021 being equal to or higher than R$600 million) and repeated the proposal for a proportional pre-closing decrease in the valuation if 2021 net operating revenues is lower than R$600 million;
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repeated the proposal that the cash consideration payable would be equal to 17% of the aggregate amount released from the Trust Account at closing and the net proceeds of PIPE financings, it having been agreed that the amount of cash consideration payable to Mr. Chacon be limited to the equivalent of R$70 million;

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no delayed vesting or earn-out for the Sponsor promote;

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that the minimum cash condition of $150 million would be calculated: (i) after the PIPE proceeds, (ii) after satisfying redemption obligations under the public shares and (iii) after payment of deferred underwriting commissions and other XPAC Transaction Expenses; but before payment of SuperBac Transaction Expenses;

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the ability for SuperBac to complete a pre-IPO reorganization, including any corporate or other arrangements between SuperBac and/or any of the existing shareholders of SuperBac to prepare the business of SuperBac and its subsidiaries for a listing (which would include the SuperBac Reorganization referred to below); and

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proposed that there be a mutual exclusivity period of 90 days from execution of the letter of intent, which period would be subject to unilateral extension by XPAC for an additional 30 days.

Following the receipt of the revised non-binding letter of intent on September 21, 2021, Skadden and Ochman reviewed and discussed the proposals with SuperBac. On September 22, 2021, Skadden sent Shearman a revised proposal regarding the non-binding letter of intent that proposed the following amendments to the core terms:
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the cash consideration payable would be equal to 19% (rather than 17%) of the aggregate amount released from the Trust Account at closing and the net proceeds of PIPE financings;

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indicated that, prior to signing of a business combination agreement, SuperBac expected to provide unaudited managerial financial information indicating that its net operating revenues for 2021 will be at least R$600 million and, if such information is provided, the aforementioned proportional downwards adjustment in SuperBac’s enterprise value in respect of SuperBac’s net operating revenues for 2021 would not apply; and

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that a minimum cash condition should be tested after payment of SuperBac Transaction Expenses (in addition to being tested after payment of the XPAC Transaction Expenses).

Later that day on September 22, 2021, following the receipt by Shearman of the non-binding letter of intent and updated proposal, (i) XPAC reviewed and discussed the proposals received with Shearman in detail, (ii) Shearman and Skadden discussed remaining points related to the non-binding letter of intent, and (iii) Shearman delivered an updated draft of the non-binding letter of intent to Skadden.
On September 23, 2021, XPAC and SuperBac each executed the agreed upon non-binding letter of intent, which included the following core terms:
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the pre-money enterprise value of SuperBac would be R$1.8 billion (which was based on SuperBac’s net operating revenues for 2021 being equal to or higher than R$600 million), and there would be a proportional pre-closing decrease in the valuation if 2021 net operating revenues is lower than R$600 million (based on unaudited managerial financial information). In the letter of intent, SuperBac reaffirmed its expectation that its net operating revenues for 2021 would be equal to or higher than R$600 million;

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there would be a split in the consideration to be paid in the form of PubCo equity and cash, with the cash consideration portion being equal to 17% of the aggregate amount released from the Trust Account at closing and the net proceeds of PIPE financings. The allocation of the cash portion of the consideration for the Business Combination between the SuperBac shareholders would be determined by SuperBac and its existing shareholders, except that the amount of cash consideration payable to Mr. Chacon would be limited to the equivalent of R$70 million;

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a minimum cash condition of $150 million, tested after receipt of the PIPE proceeds, after satisfying redemption obligations under the public shares, and after payment of XPAC Transaction Expenses and SuperBac Transaction Expenses (in each case up to the level of the relevant expenses cap);

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a PIPE investment expectation to be determined by mutual agreement of the parties as to the terms of the issuance and amount of the PIPE investment at $10.00 per PubCo ordinary share;

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the net cash consideration payment of the Business Combination to be received by the combined company would be retained within the combined company and/or used to pay transaction expenses incurred by both parties;

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lock-up provisions for existing SuperBac shareholders and the Sponsor would be negotiated in due course subject to customary market practice;

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XPAC and SuperBac would work together in good faith to structure the Business Combination that would provide for post-closing governance arrangements satisfactory to XPAC and SuperBac. The Sponsor and SuperBac would use their best efforts to ensure that Mr. Chacon becomes the controlling shareholder of SuperBac and is able to appoint a majority of the SuperBac Board, including by causing PubCo to adopt a super voting share structure and/or entering into a shareholders’ agreement or similar voting arrangements to the extent feasible, unless, after discussion with potential PIPE investors, that structure would materially affect the ability to reach the minimum cash condition;

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the consideration payable in connection with the Business Combination would not be subject to any escrow or clawback mechanisms;

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no delayed vesting or earn-out for the Sponsor promote;

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the ability for SuperBac to complete a pre-IPO reorganization, including any corporate or other arrangements between SuperBac and/or any of the existing shareholders of SuperBac to prepare the business of SuperBac and its subsidiaries for a listing (which would include the SuperBac Reorganization referred to below);

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each party to pay their own respective transaction expenses, except that if the Business Combination is consummated, all such transaction expenses would be paid for by the combined company, subject to the reimbursement of XPAC Transaction Expenses being limited to $20.0 million or $15.0 million (which was subject to discussions between the parties), and the reimbursement of SuperBac Transaction Expenses being limited to $7.5 million (with any excess being borne by a reduction in SuperBac’s equity value for the purposes of the Business Combination); and

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a mutual 90-day exclusivity period expiring on December 22, 2021, with XPAC having the right to unilaterally extend this period for an additional 30 days.

At the start of October 2021, Mattos Filho prepared a legal due diligence request list which was reviewed and commented upon by XPAC and Shearman. On October 5, 2021, Mattos Filho sent the legal due diligence request list to Ochman. In early October 2021, SuperBac and Ochman proceeded to prepare and make available a virtual data room to progress the legal, business and financial due diligence process to be conducted by XPAC and its professional advisors.
Between September 2021 and April 2022, XPAC conducted extensive business, confirmatory commercial and financial due diligence on SuperBac, which included further analysis of (i) SuperBac’s business model, (ii) SuperBac’s current market position, market opportunity and competitive positioning, (iii) SuperBac’s growth plans and the ability of its executive team to execute it, (iv) SuperBac’s supply chain, (v) SuperBac’s historical financial performance and its financial forecasts, and (vi) the robustness of SuperBac’s accounting methods and processes.
Between September 2021 and April 2022, Mattos Filho and Shearman conducted legal due diligence based on the documents and information made available by SuperBac and its advisors and numerous video conference meetings and emails with SuperBac’s representatives as well as various videoconference calls with SuperBac’s legal department and Ochman. The scope of Mattos Filho’s due diligence included review and analysis of SuperBac’s corporate documents, material commercial and financing contracts, litigation, labor matters, tax matters, real estate matters, environmental matters, intellectual property matters and regulatory and compliance matters. Shearman provided input on the legal due diligence review conducted by Mattos Filho, including seeking additional due diligence in respect of certain matters and seeking clarification or further detail on certain points. Mattos Filho produced a due diligence report with its key findings, which XPAC reviewed and discussed with Mattos Filho and other advisors in detail. The first preliminary draft of the due diligence report was sent by Mattos Filho on November 10, 2021 to XPAC and Shearman. This due diligence continued as an iterative process, through a question-and-answer process conducted between Mattos Filho and Ochman and through additional documents being uploaded to the virtual data room on a rolling basis. As noted below, the final version of the due diligence report was sent by Mattos Filho on March 31, 2022.
Between October 2021 and April 2022, XPAC and SuperBac, together with their respective legal advisors held video conference meetings to discuss certain matters relating to the proposed Business Combination, including the timeline to signing and closing the potential Business Combination, the disclosure documentation required to be publicly filed by XPAC or PubCo in connection with the Business Combination (including the review of such documentation by the SEC), certain due diligence matters, potential PIPE Investments (including the marketing and timing of such financing and the investors to be approached in connection therewith) and the structure of the potential Business Combination and post-transaction share capital and governance matters.
On October 14, 2021, Skadden sent XPAC, Shearman and Mattos Filho an initial transaction structure presentation. Thereafter, XPAC, Shearman and Mattos Filho analyzed the proposed transaction structure, with an emphasis on both corporate and tax considerations. XPAC, Shearman, SuperBac and Skadden had multiple calls during October and early November 2021 regarding how to structure the transaction, taking into account such considerations.
On October 19, 2021, Shearman circulated to the working group proposed transaction timetables, including options depending on when SuperBac would be able to provide financial statements audited in accordance with PCAOB requirements. On October 20, 2021, the working group held an in-person and video conference meeting to discuss the next steps in connection with the proposed Business Combination, including the PCAOB audit of SuperBac’s financial statements, the due diligence process, the proposed transaction structure and the proposed transaction timetable.
On October 27, 2021, XPAC appointed a third-party professional services firm to conduct accounting, financial, tax and labor due diligence in relation to SuperBac. In November and December 2021, SuperBac provided such third-party professional services firm access to relevant documents and that firm conducted customary meetings with SuperBac personnel and completed customary due diligence analysis.
On October 29, 2021, XPAC appointed McKinsey as a third-party industry consultant to conduct strategic business and industry due diligence in order to assist XPAC’s management in evaluating the opportunity for SuperBac to establish itself as a leading biotech player in biofertilizers and other biological segments and evaluating the technology competitiveness and capabilities of SuperBac. McKinsey was selected based on its extensive experience working with biotechnology and agriculture companies in Brazil and worldwide.
McKinsey were not informed of any of the proposed terms of the Business Combination or the proposed valuation of SuperBac. McKinsey was not asked to, and did not, arrive at any conclusion or make any recommendation regarding the value of SuperBac and McKinsey was not asked to, and did not, advise XPAC’s Board or XPAC’s management team on whether or not to proceed with the Business Combination. McKinsey was not asked to, and did not, prepare any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to XPAC or SuperBac securityholders or the fairness of the Business Combination or any related financing transaction to XPAC, the Sponsor or any other XPAC or SuperBac securityholder.
On November 5, 2021, McKinsey commenced analyzing SuperBac’s business, its products, actual and potential customers and market opportunity. This work included discussions with professionals within McKinsey, external professionals working in multiple industries with experience researching and applying biotechnology across a range of industries, and with certain of SuperBac’s customers and relevant stakeholders. McKinsey provided preliminary drafts of their due diligence reports to XPAC on November 11,

2021, November 19, 2021, November 22, 2021 and November 25, 2021, which XPAC’s management team reviewed and provided feedback and questions. On December 13, 2021, McKinsey provided their final due diligence report to XPAC, which was subsequently reviewed by XPAC’s management team and certain of their professional advisors. Before reaching its decision to enter into the Business Combination Agreement, the XPAC Board reviewed the results of due diligence activities undertaken prior to execution of the Business Combination Agreement which included, among other things, a review of the due diligence report prepared by McKinsey which summarized the work conducted by McKinsey, including as discussed under “— The XPAC Board’s Reasons for Approval of the Business Combination” below. The work conducted by McKinsey was one part of the overall broad diligence review performed by XPAC’s management team and the XPAC Board, as described in this proxy statement/prospectus.
XPAC’s management team and the XPAC Board evaluated the work conducted by McKinsey and did not believe any issues were identified that XPAC’s management team and the XPAC Board believed to be material to continuing to pursue the Business Combination. In addition, XPAC’s management team and the XPAC Board believe that any risks, challenges and constraints referred to in the McKinsey report that they believe could be material to the execution of SuperBac’s business plan and expansion strategy have been disclosed in this proxy statement/prospectus (including under the headings “Summary of the Proxy Statement/Prospectus — SuperBac Overview” (particularly — Our Strengths” and “— Our Main Challenges”) and “Risk Factors — Risks Related to SuperBac’s Business and Industry”).
On November 5, 2021, XPAC engaged Maples and Calder (Cayman) LLP (“Maples”), to advise XPAC on Cayman Islands law related matters relating to the proposed Business Combination. Maples also advised XPAC on Cayman Islands law related matters relating to its IPO.
On November 9, 2021, Skadden sent XPAC, Shearman and Mattos Filho an updated draft of the transaction structure presentation, principally to clarify the parties responsible for incorporating the relevant companies to be incorporated in the Cayman Islands. XPAC, Shearman and Mattos Filho continued to analyze the proposed transaction structure, with an emphasis on both corporate and tax considerations.
On November 19, 2021, XPAC’s management team and certain members of the XPAC Board conducted a site visit to SuperBac’s biofactory and research and development complex in the city of Mandaguari, in the State of Paraná, Brazil, located to the southwest of São Paulo.
On November 22, 2021, Mattos Filho sent the second preliminary draft of the due diligence report to XPAC and Shearman, which was subsequently reviewed by XPAC and Shearman and discussed on various conference calls.
On December 6, 2021, SuperBac entered into a reorganization agreement by and among SuperBac and certain of its shareholders, pursuant to which, among other things, SuperBac agreed to acquire the remaining 23.48% of the equity interests of SuperBac Fertilizantes then indirectly held by Luiz Augusto Chacon de Freitas Filho and certain other shareholders through Bio-Gênesis, one of the SuperBac Founder’s vehicles, at an acquisition price of R$14.6 million plus an earn-out payment of R$99.7 million to be triggered by the occurrence of a liquidity event such as the Business Combination. In consideration therefor, SuperBac agreed to discharge certain debts owed to SuperBac by Bio-Gênesis totaling, in the aggregate, R$99.7 million. As a result, effective as of December 22, 2021, SuperBac’s ownership interest in Superbac Fertilizantes increased from 76.52% to 100% of the total and voting share capital of Superbac Fertilizantes. As discussed above, whilst this was not expressly referred to in the non-binding letter of intent, the valuation of the SuperBac business was predicated on there being no minority interests in the subsidiaries of SuperBac. XPAC’s management were aware that whilst Superbac Fertilizantes was consolidated into the consolidated financial statements of SuperBac, a minority interest existed in Superbac Fertilizantes. In the years ended December 31, 2021 and 2020, revenue generated by Superbac Fertilizantes represented 99.2% and 98.4%, respectively, of the SuperBac’s consolidated net operating revenue. The understanding between XPAC and SuperBac was that this minority interest would be eliminated prior to completion of the Business Combination. Therefore, as XPAC’s management considered that the consideration paid by SuperBac for the 23.48% minority interest in Superbac Fertilizantes (including the relevant transactions in connection with the SuperBac Reorganization) was not higher than the value that XPAC’s management had attributed to that stake as a part of SuperBac’s business. Thus, the SuperBac Reorganization did not impact the valuation proposed by XPAC in the non-binding letter of intent.

On December 7, 2021, Shearman sent SuperBac, Skadden and Ochman the first draft of the Business Combination Agreement reflecting the terms agreed to in the executed non-binding letter of intent. For a summary of the final Business Combination Agreement, see “The Business Combination Agreement.” Between December 7, 2021 and the execution of the Business Combination Agreement on April 25, 2022, Shearman, Skadden, Mattos Filho and Ochman held multiple video conference calls and meetings to negotiate the terms of the Business Combination Agreement and ancillary documents, including with respect to the representations and warranties, interim operating covenants (including, as discussed further below, a proposal that debt incurrence between signing and closing would be limited to $2 million), additional agreements, provisions contemplating pre-signing PIPE investments being obtained prior to signing, closing conditions, termination provisions (including the ability to terminate if SuperBac’s PCAOB financial statements were not delivered by March 31, 2022 and an outside date giving either party the right to terminate if consummation of the Business Combination does not occur within 180 days of signing). In addition, the provisions governing the transaction execution structure and mechanics noted that, based on due diligence and discussions with SuperBac, a pre-closing reorganization of SuperBac’s subsidiaries was anticipated, in addition to a pre-closing reorganization of the SuperBac shareholding structure (in each case with further details to be provided in due course by SuperBac and its counsels). The first draft of the Business Combination Agreement indicated that the Sponsor was seeking PubCo board appointment rights, with the number of directors to be discussed, and contemplated that PubCo would have a dual class share structure, but did not include a proposal as to the high vote / low vote ratio.
On December 10, 2021, SuperBac engaged Mourant Ozannes (Cayman) LLP to advise SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 on Cayman Islands law related matters.
On December 10, 2021, Mattos Filho sent the third preliminary draft of the due diligence report to XPAC and Shearman, which was subsequently reviewed by XPAC and Shearman and discussed on various conference calls.
In mid-December 2021, XPAC approached Citi to act as a placement agent as part of XPAC’s efforts to seek investors for PIPE Investments. In view of the strength of Citi’s capital markets practice and relationships with investors, XPAC concluded that it would be able to contribute towards the PIPE Investment process and, therefore, invited Citi to act as a placement agent in connection with potential future PIPE Investments. Citi was also selected because of XPAC’s preexisting relationships with Citi (including that Citi previously acted as the underwriter for the IPO). As of the date of this proxy statement/prospectus, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor, but the Modal Letter of Intent was entered into on August 22, 2022 in connection with the Modal PIPE Financing, as further described elsewhere in this proxy statement/prospectus under “Certain Agreements Related to the Business Combination — Modal PIPE Financing.”
On December 17, 2021, Paul Hastings LLP (“Paul Hastings”) was engaged by Citi to advise it on U.S. law related matters.
On December 22, 2021, XPAC, SuperBac, Shearman and Skadden held a video conference to discuss the process and status on documents and workstreams in connection with the proposed Business Combination, including the Business Combination Agreement and ancillary documents, governance arrangements, treatment of existing SuperBac stock options and warrants, and structural and corporate reorganizational matters.
On December 22, 2021, the mutual exclusivity period under the non-binding letter of intent would have expired. XPAC exercised its option to unilaterally extend the mutual exclusivity period to January 21, 2022.
On December 26, 2021, Skadden sent XPAC, Shearman and Mattos Filho their markup to the first draft of the Business Combination Agreement, which XPAC reviewed and discussed with Shearman. Among other items, the comments (i) narrowed the scope of representations and warranties proposed in the first draft, (ii) requested a Sponsor lock-up provision of three years from consummation of the Business Combination, (iii) deleted the proposed termination event for failure to deliver SuperBac PCAOB financial statements by March 31, 2022, (iv) sought to extend the outside date for termination of the Business Combination Agreement to 270 days after signing, (v) sought to provide that SuperBac be permitted to incur R$200 million of indebtedness between signing and consummation of the Business Combination, (vi) proposed that the cap on XPAC Transaction Expenses be reduced from $20 million to $15 million, and (vii) proposed that the Sponsor would be entitled to appoint one PubCo director and that the Temasek Entities would be entitled to PubCo board observer rights.
During December 2021 through to early February 2022, Shearman, Paul Hastings and Skadden drafted, reviewed and negotiated customary wall-crossing documentation for PIPE Investments, including an engagement letter to be entered into with the Co-Placement Agents, a contractual non-disclosure agreement for certain investors, and the proposed form of PIPE Subscription Agreement.
Between mid-December and late January 2022, Shearman sent the first drafts of various ancillary transaction documentation in relation to the proposed Business Combination, which were thereafter reviewed and negotiated between Shearman and Skadden between January 2022 and April 2022.
On January 6, 2022, Shearman sent the second draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. Among other items, the revised draft (i) proposed a Sponsor lock-up provision of one year from consummation of the Business Combination, (ii) proposed that the termination event for failure to deliver SuperBac PCAOB financial statements would be modified to a deadline of April 30, 2022, (iii) proposed that the outside date for termination of the Business Combination Agreement would be 210 days after signing, (iv) included a provision that SuperBac be permitted to incur a specified amount of indebtedness between signing and consummation of the Business Combination (which threshold was to be further discussed), (v) retained the cap on XPAC Transaction Expenses at $20 million, and (vi) indicated that the number of directors that the Sponsor would be entitled to appoint would be discussed between the parties, and indicated that the proposal for the Temasek Entities to be entitled to PubCo board observer rights was accepted.
On January 19, 2022, XPAC and SuperBac entered into the first amendment agreement to the non-binding letter of intent to extend the exclusivity period for negotiations between the parties to March 7, 2022.
On January 27, 2022, Mattos Filho sent the fourth preliminary draft of the due diligence report with its key findings to XPAC and Shearman, which was subsequently reviewed by XPAC and Shearman and discussed on various conference calls.
In mid-January 2022, XPAC approached XP Investments US as part of XPAC’s efforts to seek investors for PIPE Investments. In view of the strength and depth of XP Investments US’s relationships with investors (particularly investors that focus on investments in Brazilian companies), XPAC concluded that XP Investments US would contribute towards the PIPE Investment process and, therefore, invited XP Investments US as a Co-Placement Agent in connection with any PIPE Investments. XP Investments US is an indirect wholly owned subsidiary of XP and is an affiliate of the Sponsor. In connection with the IPO, XPAC engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as XPAC’s financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, and XP Investimentos will be entitled to deferred advisory fees of $2,305,919 upon the consummation of our initial business combination.
On February 10, 2022, XPAC executed an engagement letter with the Co-Placement Agents, pursuant to which the Co-Placement Agents were engaged as exclusive Co-Placement Agents in connection with seeking potential future PIPE Investments, among other services. The Modal PIPE Financing was not arranged by the Co-Placement Agents. XPAC has not had any discussions involving any formal or informal commitment to retain the Co-Placement Agents or any other financial advisers as financial advisers to PubCo or SuperBac following the consummation of the Business Combination, and XPAC has not entered into any such commitment. As of the date of this proxy statement/prospectus, other than the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.
On February 11, 2022, XP Investments US began the process of wall-crossing investors for initial meetings with respect to potential PIPE Investments and the related data room was opened to investors. Potential PIPE Investors were approached on a rolling basis, and this process continued through to early April 2022.

On February 14, 2022, Skadden sent to XPAC an updated draft of the transaction structure presentation, principally reflecting changes from a Brazilian corporate and tax perspective. Thereafter, XPAC, Shearman and Mattos Filho analyzed the proposed updated transaction structure, with an emphasis on both corporate and tax considerations. XPAC, Shearman, SuperBac and Skadden had multiple calls in February 2022 to discuss the updated transaction structure proposed by SuperBac, Skadden and Ochman. In mid-to-late February 2022, the parties agreed upon the general transaction structure as described in this proxy statement/prospectus under the caption “Structure of the Business Combination.”
On February 14, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the second draft of the Business Combination Agreement. Among other comments, SuperBac explained that the net debt position of SuperBac can vary significantly during the course of the year, and SuperBac requested that the equity value of SuperBac be fixed based on SuperBac’s estimation of the approximate average net debt levels during 2022 of R$300 million. XPAC’s management team subsequently considered and agreed to this request in order to provide greater clarity as to the valuation of SuperBac given that the likely closing date of the Business Combination is difficult to predict. In addition, among other items, the comments (i) provided that the valuation of SuperBac would be proportionally reduced to the extent that PubCo ownership of less than 100% of the share capital of SuperBac through the Business Combination (subject to a maximum 5% minority interest within SuperBac), (ii) continued to propose that the cap on XPAC Transaction Expenses be reduced from $20 million to $15 million, (iii) proposed to delete the restriction on SuperBac incurring indebtedness between signing and consummation of the Business Combination, (iv) deleted the proposed termination event for failure to deliver SuperBac PCAOB financial statements by April 30, 2022, (v) proposed that the outside date for termination of the Business Combination Agreement would be 240 days after signing, (vi) noted that lock-up periods are to be discussed between the parties, and (vii) proposed that the Sponsor would be entitled to appoint two PubCo directors (one of whom to be an independent director), and that such appointment rights would be provided for in the Business Combination Agreement but would not endure post-closing.
Between February 14, 2022 and the execution of the Business Combination Agreement on April 25, 2022, representatives of XPAC, SuperBac, Shearman and Skadden had multiple video conference meetings to negotiate the terms of the Business Combination Agreement, including with respect to the representations and warranties, interim operating covenants of the parties, additional agreements, closing conditions and structure, and exchanged numerous drafts of the Business Combination Agreement and ancillary documents reflecting such discussions. Among other things, XPAC, SuperBac and their respective advisors discussed SuperBac reorganization matters the treatment of the SuperBac Reorganization Payments within the context of the Business Combination. As described under “The Business Combination Agreement — The SuperBac Reorganization,” pursuant to the terms of the instruments governing the SuperBac Reorganization, the consummation of the Business Combination will trigger the requirement for SuperBac to pay the SuperBac Reorganization Payments in an aggregate amount of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021). The parties agreed that, as described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the consideration payable for the shares of SuperBac would be calculated to reflect a downward adjustment to reflect the SuperBac Reorganization Payments.
Between February 14, 2022 and February 18, 2022, SuperBac and XPAC participated in a series of dry runs of the PIPE investor presentation, subsequently updating the presentation as deemed necessary.
Beginning February 22, 2022, XPAC and XP Investments US, in its capacity as a Co-Placement Agent, engaged in discussions with prospective PIPE Investors about the terms of, and possible commitments to, PIPE Investments, as well as potential non-redemption commitments from existing XPAC public shareholders. XPAC and SuperBac orally presented a management presentation to prospective PIPE Investors and discussed the proposed Business Combination. Among the terms discussed with prospective PIPE Investors were the valuation of SuperBac, the structure and certain terms of the proposed Business Combination and the use of proceeds in connection with the proposed Business Combination. During this period, XPAC and XP Investments US and regularly discussed feedback from potential PIPE Investors and PIPE market conditions.
The management presentation presented to prospective PIPE Investors included the Projections set forth under “The Business Combination Proposal — Unaudited Projected Financial Information — Projections

for Years Ending December 31, 2022, 2023, 2024, 2025 and 2026.” On February 25, 2022, in response to requests from certain potential PIPE Investors who attended the initial meetings between February 22, 2022 and February 25, 2022, a spreadsheet providing additional detail on the Projections was uploaded to the data room that was available to wall-crossed PIPE Investors. The additional detail provided in that spreadsheet comprised a breakdown of projected net operating revenue and gross profit for Crop Nutrition, Crop Protection and non-agriculture (comprising sanitation, oil & gas and consumer goods verticals), which is as set forth in the table under “The Business Combination Proposal — Unaudited Projected Financial Information — Projections for Years Ending December 31, 2022, 2023, 2024, 2025 and 2026.” Prospective PIPE Investors were not provided with any projected financial information for SuperBac other than the Projections set forth under the aforementioned section below.
On March 4, 2022, Mattos Filho sent the fifth preliminary draft of the due diligence report with its key findings to XPAC and Shearman, which was subsequently reviewed by XPAC and Shearman and discussed on various conference calls.
On March 7, 2022, the mutual exclusivity period under the non-binding letter of intent expired. On March 20, 2022, XPAC and SuperBac entered into a second amendment agreement to the non-binding letter of intent to further extend the exclusivity period for negotiations between the parties through to April 11, 2022.
On March 13, 2022, Skadden circulated the first draft of the SuperBac disclosure letter to Shearman and Mattos Filho, who reviewed the draft and comments were provided to Skadden on April 5, 2022.
On March 18, 2022, XPAC, SuperBac, Shearman and Skadden held a video conference to discuss and negotiate various aspects of the Business Combination Agreement, ancillary documents, structural and governance-related matters. Among other matters, the parties discussed that the draft terms of the Business Combination Agreement limited the ability of SuperBac to incur additional indebtedness between signing and consummation of the Business Combination, and XPAC had proposed to permit SuperBac to incur R$100 million of additional indebtedness without resulting in any adjustment to the Acquisition Merger Consideration payable to the relevant SuperBac shareholders pursuant to the Business Combination. Following this video conference, XPAC proposed to SuperBac that such permitted indebtedness limit be increased to R$150 million of additional indebtedness without resulting in any adjustment to the Acquisition Merger Consideration.
On March 19, 2022, Shearman sent the third draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. Among other items, the revised draft (i) provided that, as discussed above, the equity value of SuperBac be fixed based on SuperBac’s estimation of the approximate average net debt levels during 2022 of R$300 million and would not be subject to any adjustment based on SuperBac’s levels of cash and debt at consummation of the Business Combination, (ii) provided that the valuation of SuperBac would be proportionally reduced to the extent that PubCo ownership of less than 100% of the share capital of SuperBac through the Business Combination (subject to a maximum 5% minority interest within SuperBac), (iii) provisionally accepted that the cap on XPAC Transaction Expenses be reduced to $15 million, (iv) provided that SuperBac be permitted to incur R$150 million indebtedness between signing and consummation of the Business Combination, (v) deleted the proposed termination event for failure to deliver SuperBac PCAOB financial statements by April 30, 2022, (vi) proposed that the outside date for termination of the Business Combination Agreement would be 210 days after signing, and (vii) proposed that the Sponsor would be entitled to appoint two PubCo directors (one of whom to be an independent director), including that such appointment rights would endure post-closing by including such rights in the Proposed Governing Documents conditional on shareholding thresholds to be discussed.
On March 24, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the third draft of the Business Combination Agreement. Among other items, the comments proposed to amend the split in the consideration to be paid in the form of PubCo equity and cash (which had been proposed to be 17% of the aggregate amount released from the Trust Account at closing and the net proceeds of PIPE financings), such that the cash portion would be equal to a fixed amount in U.S. dollars equivalent to a Brazilian reais amount to be confirmed. In addition, the comments indicated that, immediately following consummation of the Business Combination, pursuant to the SuperBac Reorganization, SuperBac would be required to pay the SuperBac Reorganization Payments for the benefit of certain shareholders of SuperBac, and the parties discussed that the amount of the SuperBac Reorganization Payments would be deducted from the valuation of SuperBac (since those payments are to be paid by SuperBac to relevant former SuperBac shareholders). Furthermore, the comments accepted the general approach that SuperBac would be permitted to incur R$150 million of consolidated net indebtedness between signing and consummation of the Business Combination.
On March 29, 2022, Shearman sent the fourth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. Based on discussions between XPAC’s management team and SuperBac’s management team in the prior week, in the revised draft of the Business Combination Agreement, XPAC proposed to reduce the Acquisition Closing Equity Value by US$54,902,830 (being the amount of the Sponsor equity in XPAC at $10.00 per share). The reason for this reduction was that, during the negotiation of the non-binding letter of intent, the illustrative scenario included in the non-binding letter of intent had been calculated on the basis of such a reduction, and XPAC’s management team discussed with SuperBac’s management team that this was the indented basis of the agreed transaction terms. In addition, the revised draft of the Business Combination Agreement proposed to reduce the Acquisition Closing Equity Value by the Excess of Permitted Indebtedness, in recognition of the flexibility to be given to SuperBac to incur additional indebtedness between signing and closing of the Business Combination Agreement. The revised draft of the Business Combination Agreement also indicated that there would be a change to the split between PubCo equity consideration and cash consideration, to reduce the proportion of the consideration paid in cash. In addition, the revised draft of the Business Combination Agreement provided that (i) SuperBac would be permitted to incur R$150 million of additional consolidated gross indebtedness between signing and consummation of the Business Combination, and (ii) SuperBac would be permitted to incur additional consolidated gross indebtedness in excess of R$150 million if XPAC consented to such increase and any excess over that threshold would reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis.
On March 30, 2022, XPAC and Citi, as a Co-Placement Agent, held a video conference to discuss updates in current market conditions and developments in relation to special purpose acquisition companies and the PIPE market for business combination transactions with special purpose acquisition companies, as well as trends in public share redemptions in business combination transactions. XPAC and Citi also discussed the possibility of entering into the Business Combination Agreement without having entered into any PIPE Investment and without having obtained any non-redemption commitments from existing XPAC public shareholders.
On March 31, 2022, Mattos Filho sent the final version of the due diligence report with its key findings to XPAC and Shearman, which was subsequently reviewed by XPAC and Shearman.
At the end of this process, XPAC was satisfied with the results of its due diligence investigations. It reaffirmed XPAC’s initial assessment of SuperBac’s business performance, and the results of those due diligence investigations did not have a material impact on the subsequent negotiations of the terms of the Business Combination.
On April 5, 2022, XPAC, SuperBac, Shearman, Mattos Filho, Skadden and Ochman held an in-person meeting to discuss and negotiate various aspects of the Business Combination Agreement, ancillary documents, structural and governance-related matters. Among other matters, the parties discussed the matters described below:
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The draft terms of the Business Combination Agreement limited the ability of SuperBac to incur additional indebtedness and SuperBac sought additional flexibility to incur additional indebtedness after the date of the Business Combination Agreement. XPAC agreed that SuperBac would have the ability to incur additional permitted indebtedness between signing and consummation of the Business Combination without resulting in any adjustment to the Acquisition Merger Consideration payable to the relevant SuperBac shareholders pursuant to the Business Combination, provided that if, upon consummation of the Business Combination, the consolidated net indebtedness of SuperBac increases by more than R$200 million as compared to SuperBac’s consolidated net indebtedness on the date of the Business Combination Agreement, then any excess of consolidated net indebtedness above such R$200 million threshold would reduce the Acquisition Closing Equity Value of SuperBac on a dollar-for-dollar basis.

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The parties discussed entering into the Business Combination Agreement and announcing the transaction without a committed PIPE Investment and without having obtained any non-redemption commitments from existing public shareholders.

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Therefore, the parties discussed provisions to be included in the Business Combination Agreement that would govern the relationship between the parties to the Business Combination Agreement in relation to seeking and entry into potential debt or equity financings after signing of the Business Combination Agreement. XPAC and SuperBac agreed that the Business Combination Agreement would require XPAC to use its best efforts to enter into certain PIPE transactions prior to consummation of the Business Combination in an effort to satisfy the Minimum Cash Condition and they agreed that entry into PIPE transactions would require the prior written consent of SuperBac. The parties agreed that PIPE transactions could take the form of (a) the issuance of PubCo Class A Ordinary Shares at a subscription price of $10.00 per share (in which case SuperBac may not unreasonably withhold its consent to such PIPE Investment) or (b) Additional Permitted Financings, which the parties broadly defined as including ordinary shares, preferred shares, convertible or exchangeable bonds or notes, promissory notes, warrants or other securities (in which case SuperBac has the right to withhold its consent in its sole and absolute discretion and XPAC’s consent would also be required). XPAC and SuperBac considered that these provisions would provide flexibility in seeking PIPE Investments or a range of Additional Permitted Financings after announcement of the Business Combination.

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The parties also concluded their discussions in relation to the treatment of the SuperBac Reorganization Payments referred to above.

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In addition, the parties discussed other adjustments to the consideration payable in the Business Combination, including that the calculation of the Acquisition Closing Equity Value would include a downward adjustment equal to the Sponsor Final Promote Amount, which is an amount in dollars determined by reference to the amount of cash (held either in or outside the Trust Account) that will be ultimately made available to PubCo upon consummation of the Business Combination, up to a maximum Sponsor Final Promote Amount of US$54,902,830 in a scenario where the Relevant Amount is equal to the Pre-Transaction Trust Account Balance.

On April 6, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the fourth draft of the Business Combination Agreement. Among other comments, SuperBac (i) indicated that its position on the Acquisition Closing Equity Value being reduced by any excess of permitted indebtedness remained to be further discussed, (ii) removed the cash consideration payable under the Business Combination, so that the full consideration payable to SuperBac shareholders would be paid in the form of PubCo Class A Ordinary Shares, (ii) repeated its request that the permitted indebtedness threshold be measured on a net debt basis rather than a gross debt basis, and (iv) proposed that any PIPE Investments to be entered into following execution of the Business Combination Agreement would be subject to SuperBac’s consent.
On April 8, 2022, Shearman sent the fifth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. Among other items, the revised draft (i) indicated that, as had been requested by Mr. Chacon, the Founder’s two-year lock-up provision would include an exception to permit the founder to sell up to R$70.0 million of PubCo Class A Ordinary Shares during the lock-up period, (ii) agreed to remove the cash consideration payable under the Business Combination, meaning that the full consideration payable to SuperBac shareholders would be paid in the form of PubCo Class A Ordinary Shares, repeated its request that the permitted indebtedness threshold be measured on a gross debt basis rather than a net debt basis, (iii) requested that the minimum cash condition be measured on a gross basis rather than a net basis, and (iv) included more detailed provisions relating to PIPE financings (including separate provisions relating to consent rights and other provisions relating to PIPE Investments and Additional Permitted Financings). In addition, the revised draft of the Business Combination Agreement also noted that the draft of the Sponsor Support Agreement would be amended to provide that the Sponsor would surrender and forfeit, for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares (as described under “The Business Combination Agreement — Consideration to be Received in the Business Combination — XPAC Shareholders Merger Consideration”). This forfeiture provision linked the amount of the Sponsor’s equity in PubCo to the amount of the cash made available to PubCo upon consummation of the Business Combination. If the gross amount of cash made available to PubCo upon consummation of the Business Combination from the Trust Account, PIPE Investments and any Additional Permitted Financings (before payment of expenses) is lower than the amount in the Trust Account prior to redemptions of public shares, then the Sponsor would forfeit a proportional amount of its equity. SuperBac’s management team had requested this forfeiture provision as a condition to signing the Business Combination Agreement without committed PIPE Investments primarily as cost-allocation mechanism in response to XPAC’s request that the consideration payable to SuperBac’s shareholders in the Business Combination be adjusted downwards in an amount equal to the Sponsor Final Promote Amount. XPAC’s management team agreed to this forfeiture provision because, among other things, this aligned the interests of SuperBac and XPAC in seeking PIPE Investments following execution of the Business Combination Agreement and linked XPAC’s post-closing equity interest in PubCo to the amount of the cash made available to PubCo through the Business Combination.
On April 11, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the fifth draft of the Business Combination Agreement. Among other comments, SuperBac (i) clarified that PIPE Investments could be sought in an aggregate amount up to $220 million and proposed certain amendments to the provisions relating to PIPE Investments and Additional Permitted Financings, and (ii) continued to propose that the cap on XPAC Transaction Expenses be reduced from $20 million to $15 million.
On April 11, 2022, the mutual exclusivity period under the non-binding letter of intent expired and was not thereafter renewed.
On April 13, 2022, Shearman sent the sixth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. Among other items, the revised draft (i) provided that PIPE Investments could be sought in an aggregate amount up to $220 million and amended certain provisions relating to PIPE Investments and Additional Permitted Financings, and (ii) accepted that that the cap on XPAC Transaction Expenses be reduced from $20 million to $15 million.
On April 16, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the sixth draft of the Business Combination Agreement. Among other comments, SuperBac indicated that the Temasek Entities had requested that their lock-up period be six months following consummation of the Business Combination (previously a one-year period had been sought by XPAC), which XPAC subsequently agreed to in the finalized Lock-up Agreement.
On April 18, 2022, Paul Hastings ceased to advise Citi as a Co-Placement Agent on U.S. law related matters and Davis Polk & Wardwell LLP was engaged to advise the Co-Placement Agents on U.S. law related matters.
On April 18, 2022, the XPAC Board held a video conference meeting at which all members of the XPAC Board were in attendance together with XPAC’s management team and certain other employees of the XP group. Representatives of Shearman, Mattos Filho and Maples were also in attendance. Having previously distributed board materials to the XPAC Board, XPAC’s management team provided to the XPAC Board during the meeting with an overview and update of the Business Combination and there was a discussion between XPAC’s management team and the XPAC Board. Each of (i) Shearman, (ii) Mattos Filho, and (iii) Maples, each being external counsel to XPAC, participated in discussions and questions raised during the meeting. The Business Combination was considered by the XPAC Board and fully discussed. These discussions included (i) reiterations of prior overviews of SuperBac’s business, strategy, future plans and prospects, (ii) the results and findings of XPAC’s due diligence process, (iii) the structure and terms of the proposed Business Combination, (iv) an overview of the PIPE process (as described below), and (v) the fiduciary duties of the XPAC Board under the Cayman Islands Companies Act and Cayman Islands law.
During the board meeting, XPAC’s management and the XPAC Board discussed an overview of the PIPE process that had been conducted to date, including a discussion of the prevailing market conditions for PIPE Investments, the increasing average of public shareholder redemptions in recent de-SPAC transactions, and prevailing conditions in the equity markets. XPAC’s management discussed feedback received from the wide range of investors that XPAC and SuperBac had met with during their efforts to seek PIPE financing prior to entering into the Business Combination Agreement. XPAC’s management explained that market conditions in the equity markets in general had become challenging in recent months, including as a result of Russia’s invasion of Ukraine, rising inflation, supply chain challenges and other adverse macroeconomic and geopolitical conditions, which had resulted in declines in global equity markets during 2022 to the date of the XPAC Board meeting and stock markets continued to experience significant price and trading volume fluctuations. XPAC’s management team further explained that the SPAC and de-SPAC market, including the market for PIPE investments, had been significantly impacted by these factors, and that potential PIPE investors had become significantly more cautious to enter into PIPE investments and existing public shareholders in SPACs had become more cautious to commit to not redeem their public shares. XPAC’s management team explained that feedback received from investors with whom they had met as part of the PIPE process (and as part of discussions relating to potential non-redemption commitments) included that it was difficult to value investment opportunities in times of heightened market volatility, particularly in light of customary valuation methodologies used by PIPE investors in de-SPAC transactions. In addition, investors had also noted that heightened market volatility and uncertainty in the equity markets had decreased their tolerance for the length of time between a PIPE or non-redemption commitment and the potential closing of an initial business combination. A number of potential PIPE investors and existing public shareholders indicated that they would remain open to continuing discussions with XPAC and evaluating an investment in SuperBac after the Business Combination Agreement was entered into.
XPAC’s management and the XPAC Board determined that it would be more advantageous to continue to seek PIPE financing after signing the Business Combination Agreement in order to provide more time for equity market conditions to readjust and potentially stabilize, as well as to allow generally cautious PIPE investors and existing public shareholders additional time to review and analyze SuperBac and the Business Combination. XPAC’s management and the XPAC Board evaluated whether to delay signing the Business Combination Agreement until the PIPE market and broader equity market conditions may become more conducive to PIPE investments and non-redemption commitments. However, in view of the uncertainty as to when market conditions may stabilize, XPAC’s management team and the XPAC Board believed that it was in the best interests of XPAC and its shareholders to proceed to enter into and announce the Business Combination, which would enable XPAC and SuperBac to make progress on the timeline for consummation of the Business Combination (including the filing and review by the SEC of the registration statement of which this proxy statement/prospectus forms part) and would provide additional time for potential investors to review and analyze SuperBac and the Business Combination in connection with potential PIPE Investments and Additional Permitted Financings.
Following these discussions during the XPAC Board meeting on April 18, 2022, it was unanimously resolved that a further meeting of the XPAC Board be convened on April 20, 2022 for the purposes of continuing the review and deliberation of the Business Combination and the related documents. Between April 18, 2022, and April 20, 2022, the XPAC directors further reviewed the information that had been provided to the XPAC Board prior to and during the meeting held on April 18, 2022.
On April 19, 2022, Shearman sent the seventh draft of the Business Combination Agreement to SuperBac, Skadden and Ochman, which reflected minor amendments as the parties proceeded towards finalizing the agreement for execution.
On April 19, 2022, XPAC, SuperBac, Shearman, Mattos Filho, Skadden and Ochman held an in-person meeting to discuss and negotiate various aspects of the Business Combination Agreement, ancillary documents, structural and governance-related matters.
On April 19, 2022, Skadden circulated the second draft of the SuperBac disclosure letter to Shearman and Mattos Filho, who reviewed the draft and comments were provided to Skadden on April 21, 2022.
On April 20, 2022, the XPAC Board resumed its board meeting in which XPAC’s management team and members of the XPAC Board were in attendance. A representative of Shearman was also in attendance. The Transactions and related documents (i.e., the forms of the Business Combination Agreement, form of PIPE Subscription Agreement, the Sponsor Support Agreement, the A&R Registration Rights Agreement, the Voting and Support Agreement, the Investment Agreement, the Lock-up Agreement, the Assignment, Assumption and Amendment Agreement and the Additional Permitted Financings) were considered by the XPAC Board and further discussed. XPAC’s management and the XPAC Board determined to proceed to enter into the Business Combination Agreement and announce the transaction without committed PIPE Investments and without having obtained any non-redemption commitments from existing public shareholders at that time. The XPAC Board unanimously resolved that it was desirable and in XPAC’s best commercial interests that XPAC should approve and, as the case may be, enter into the Business Combination, the Transactions and the related documents. In addition, the XPAC Board unanimously recommend to the shareholders of XPAC that they approve and adopt the Business Combination Agreement and the Business Combination, and that they approve and adopt the Transactions contemplated by the Business Combination Agreement. As disclosed in the IPO prospectus, pursuant to Nasdaq listing rules, the Business Combination must be approved by a majority of XPAC’s independent directors, which requirement has been satisfied as the Business Combination was approved unanimously by all of XPAC’s directors.
On April 20, 2022, Shearman sent the eighth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman. As had been previously discussed between the parties on April 5, 2022, the revised draft of the Business Combination Agreement provided that calculation of the Acquisition Closing Equity Value would include a downward adjustment equal to the Sponsor Final Promote Amount, which is an amount in dollars determined by reference to the amount of cash (held either in or outside the Trust Account) that will be ultimately made available to PubCo upon consummation of the Business Combination, up to a maximum Sponsor Final Promote Amount of US$54,902,830 in a scenario where the Relevant Amount is equal to the Pre-Transaction Trust Account Balance. At the same time, Shearman also sent revised drafts of the other ancillary documents relating to the Business Combination.
On April 21, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the eighth draft of the Business Combination Agreement, which reflected minor amendments as the parties proceeded towards finalizing the agreement for execution.
On April 21, 2022, Shearman sent the ninth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman, which reflected minor amendments as the parties proceeded towards finalizing the agreement for execution.
On April 23, 2022, Skadden sent XPAC, Shearman and Mattos Filho their markup of the nineth draft of the Business Combination Agreement, which reflected minor amendments as the parties proceeded towards finalizing the agreement for execution.
On April 23, 2022, Shearman sent the tenth draft of the Business Combination Agreement to SuperBac, Skadden and Ochman, which reflected minor amendments as the parties proceeded towards finalizing the agreement for execution.
On April 24, 2022, Shearman circulated the first draft of the XPAC disclosure letter to Skadden, who reviewed the draft and comments were provided to Shearman on the same day. The XPAC disclosure letter was finalized on April 25, 2022.
Between April 24, 2022 and the early hours of April 25, 2022, Shearman and Skadden exchanged minor comments on the Business Combination Agreement in order to finalize the execution version of the document.
In the early hours of April 25, 2022, following the approval of the Business Combination by the XPAC Board and SuperBac Board, XPAC, PubCo, Merger Sub 1 and Merger Sub 2 executed the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, on April 25, 2022, (i) the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into the Sponsor Support Agreement, (ii) SuperBac, PubCo, XPAC and certain SuperBac shareholders entered into the Voting and Support Agreement, and (iii) certain SuperBac shareholders entered into the Lock-up Agreement.
On the morning of April 25, 2022, prior to the opening of market trading on Nasdaq, XPAC and SuperBac issued a joint press release announcing the Business Combination. At the same time, XPAC filed with the SEC a Current Report on Form 8-K in which XPAC filed with the SEC the Business Combination Agreement and the other transaction documentation entered into in connection with the Business Combination, and in which XPAC furnished to the SEC a copy of such joint press release and an investor presentation prepared by XPAC and SuperBac.
On April 26, 2022, as contemplated by the Business Combination Agreement, SuperBac and certain SuperBac shareholders entered into and delivered to XPAC the Investment Agreement.

Since April 25, 2022, XPAC and SuperBac, along with their respective legal advisors, have worked jointly on the preparation of this proxy statement/prospectus, which was first included in a Registration Statement on Form F-4 (Registration No. 333-266094) filed with the SEC on July 11, 2022, which Registration Statement was amended on September 21, 2022 and on the date of this proxy statement/prospectus.
On May 12, 2022, SuperBac held an extraordinary general meeting, in which SuperBac’s shareholders voted on the following proposals, each of which was unanimously approved: (i) the adoption of the Business Combination Agreement and of other Transaction Documents to which SuperBac is a party, (ii) the consummation of the Transactions contemplated by the Business Combination Agreement, and (iii) the execution, by SuperBac, of amendments to certain stock option agreements previously approved by the SuperBac Board on August 25, 2021.
On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into the Lock-up Joinder Agreement with XPAC. In addition, on May 26, 2022, this same additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into the Investment Agreement Joinder with SuperBac and XPAC. On June 2, 2022, XPAC filed with the SEC forms of the aforementioned documents in a Current Report on Form 8-K and furnished to the SEC an English language translation of the minutes of the extraordinary general meeting of SuperBac that was held on May 12, 2022, the Portuguese language original version of which was thereafter to be published by the Board of Trade of the State of São Paulo.
Following the execution of the Business Combination Agreement, XPAC and SuperBac continued to evaluate and pursue additional financing alternatives from a wide range of potential investors in an effort to satisfy the Minimum Cash Condition. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.
On July 6, 2022, XPAC’s management team had a meeting with representatives of Modal to discuss a potential PIPE financing, and following such meeting, on July 6, 2022, representatives of Modal provided with XPAC’s management team with an initial draft of the Modal Letter of Intent in connection with the Modal PIPE Financing. Between July 6, 2022 and August 22, 2022, XPAC’s management team, Modal, and their respective legal counsel discussed, as well as SuperBac, reviewed and negotiated the terms and structure of the Modal PIPE Financing. On August 22, 2022, SuperBac and XPAC entered into the Modal Letter of Intent with Modal. The Modal Letter of Intent contains a summary of the preliminary terms and conditions of a potential Additional Permitted Financing, with discussions and negotiations on the definitive terms and conditions of the Modal PIPE Financing to be conducted among the parties. The Modal Letter of Intent is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding). The terms and conditions of the Modal PIPE Financing which are currently being negotiated are materially different from the terms and conditions contemplated by the Modal Letter of Intent in certain respects. The Modal Letter of Intent provides that the Modal PIPE Financing is subject to the negotiation and execution of definitive agreements, the entry into of which is subject to prevailing market conditions and the satisfaction of certain customary conditions precedent (including, without limitation, all required approvals being obtained, including internal approvals of Modal, SuperBac and SuperBac Fertilizantes). See “Certain Agreements Related to the Business — Modal PIPE Financing” for more information about the Modal PIPE Financing.
As disclosed elsewhere in this proxy statement/prospectus, on January 6, 2022, certain entities within the XP group entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a company incorporated in Brazil that is an indirect wholly owned subsidiary of XP Inc. and an affiliate of the Sponsor and XPAC), and if the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. and an affiliate of the Sponsor and, if the merger is completed before consummation of the Business Combination, XPAC. If the merger is not completed, then transaction documents contemplate that the XP group and Modal would implement an alternative structure whereby the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC. This could give rise to conflicts of interest as described elsewhere in this proxy statement/prospectus. For further information, see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing — Memorandum of Understanding to Merge Modal with Banco XP S.A.” and “Risk Factors — Risks Related to PubCo — Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”
On September 28, 2022, Newco was formed for the purposes of the transactions contemplated by the Business Combination Agreement. On November 7, 2022, Newco became a party to the Business Combination Agreement for all purposes and subject to the terms and conditions thereunder, by executing and delivering the Newco Joinder Agreement, pursuant to which Newco made certain representations and warranties and agreed to be bound by the provisions of the Business Combination Agreement applicable to Newco.
On November 22, 2022, Shearman sent Skadden the first draft of the Amendment Agreement to the Business Combination Agreement to amend the Outside Date to a date to be discussed between representatives of XPAC and SuperBac.
On November 24, 2022, Guilherme Teixeira (XPAC’s Chief Investment Officer) had a meeting with Luiz Augusto Chacon de Freitas Filho (SuperBac’s Chief Executive Officer and Founder) to discuss the status and progress of the Business Combination, including (i) the progress on the negotiation of the definitive documents relating to the Modal PIPE Financing (which negotiations are at an advanced stage and the documents are expected to be finalized in mid-December 2022), (ii) the status of XPAC’s efforts to obtain additional PIPE Investments and Additional Permitted Financings, (iii) the progress of the review by the SEC of the registration statement of which this proxy statement/prospectus forms part, and (iv) XPAC’s proposal to extend the Outside Date (i.e. the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date) to a date in early 2023.
Between November 29, 2022 and December 2, 2022, XPAC’s management team had telephone conversations with each of the directors of XPAC to update them on the status of XPAC’s efforts to obtain PIPE Investments and Additional Permitted Financings and to discuss the proposed amendment to the terms of the Business Combination Agreement to extend the Outside Date.
On December 1, 2022, Mr. Teixeira and Mr. Chacon agreed that the Outside Date would be extended to January 31, 2023. On December 1, 2022, Shearman sent Skadden an updated draft of the Amendment Agreement to the Business Combination Agreement to amend the outside date to January 31, 2023.
On December 2, 2022, following consideration of the draft Amendment Agreement to the Business Combination Agreement, the XPAC Board unanimously adopted resolutions by written consent determining that it was in the best interests of XPAC and its shareholders for XPAC to enter into the Amendment Agreement to the Business Combination Agreement.
On December 2, 2022, XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac entered into the Amendment Agreement to the Business Combination Agreement pursuant to which the parties thereto amended the Business Combination Agreement to extend the Outside Date from November 21, 2022 to January 31, 2023. In due course, SuperBac expects to convene and hold an extraordinary general meeting of the SuperBac shareholders, in order for SuperBac’s shareholders to consider and vote to ratify the Amendment Agreement to the Business Combination Agreement.
On December 2, 2022, XPAC filed the executed Amendment Agreement to the Business Combination Agreement in a Current Report on Form 8-K. Pursuant to the terms of the Business Combination Agreement, and pursuant to the terms of the Proposed Governing Documents as described under “Advisory Governing Documents Proposal 3C — Approval of Method to Appoint and Elect Directors,” “Description of PubCo Share Capital — Directors — Appointment, Disqualification and Removal of Directors,” and “PubCo Management Following the Business Combination,” the Sponsor has the right to nominate two Sponsor Directors to the seven-member PubCo board of directors with effect from consummation of the Business Combination

(provided that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee). The Sponsor has nominated Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) to be directors of PubCo upon consummation of the Business Combination, with Camilo de Oliveira Tedde qualifying as an Independent Director. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.
Prior to the entry into the Business Combination Agreement and the related agreements, neither XPAC’s management team nor any persons affiliated with XPAC engaged in any discussions involving continuing employment or involvement for any persons affiliated with XPAC in the management of SuperBac following the Acquisition Closing. As of the date of this proxy statement/prospectus, other than the nominations by the Sponsor for Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) to be directors of PubCo upon consummation of the Business Combination, neither XPAC’s management team nor any persons affiliated with XPAC have engaged in any discussions involving continuing employment or involvement for any persons affiliated with XPAC in the management of SuperBac following the Acquisition Closing.
The XPAC Board’s Reasons for Approval of the Business Combination
In reaching its resolution by a unanimous vote of all of the directors on the XPAC Board as described above (i) that it was fair to and in the best interests of XPAC and its shareholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which XPAC is or will be a party and to consummate the transactions contemplated thereby, (ii) to adopt and approve the Business Combination Agreement, the ancillary documents to which XPAC is or will be a party and the transactions contemplated thereby, (iii) to recommend that XPAC shareholders vote in favor of the Business Combination Proposal and the other proposals contemplated thereby or in connection with the Business Combination Agreement and the other ancillary documents to which XPAC is or will be a party and the transactions contemplated thereby, and (iv) to direct that such proposals be submitted to the XPAC shareholders for approval, the XPAC Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the fact that that the Business Combination Agreement does not permit the XPAC Board to withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify its recommendation in favor of adoption of the Transaction Proposals. The factors considered by the XPAC Board include those described below.
The XPAC Board based its decisions on the totality of the information presented to it and considered by it. In light of the number and variety of the factors considered in connection with its evaluation of the Business Combination, the XPAC Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the XPAC Board may have viewed factors differently or given different weights to other or different factors.
This explanation of XPAC’s reasons for the Business Combination and the reasons for the approval of the Business Combination by the XPAC Board, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15 of this proxy statement/prospectus and “Risk Factors” beginning on page 106 of this proxy statement/prospectus.
XPAC decided to pursue an initial business combination with SuperBac because it determined that SuperBac represented a compelling opportunity given its position as a leading biotech company in Brazil, with a track record of over 20 years of research & development and operations, including disrupting the crop nutrition market in Brazil with more sustainable and efficient solutions for agrobusinesses, a critical industry in Brazil. XPAC assessed its belief that, with a state-of-the-art biofactory and research & development complex inaugurated in 2021 with the capacity to triple its production volume, SuperBac has the potential to expand as a national leader in crop nutrition in Brazil and is positioned to potentially diversity into crop protection and other sectors.

Before reaching its decision to approve the execution of the Business Combination Agreement, the XPAC Board reviewed the results of due diligence activities conducted by XPAC’s management team, including with the assistance of XPAC’s professional advisors and consultants, which included:
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Meetings with SuperBac’s Management: Extensive meetings and calls with SuperBac’s management team regarding SuperBac’s products, operations (including a visit to SuperBac’s new biofactory that was inaugurated in 2021), business model, research and development activities, commercial strategies, competitive landscape and positioning, historical and projected financial performance, among other topics, as well as the review of information provided to XPAC by SuperBac during the due diligence activities of XPAC’s management.

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Industry, Strategy and Business Plan Diligence: Research on the industry verticals in which SuperBac operates or plans to operate, and an analysis of SuperBac’s strategy and business plan to evaluate SuperBac’s growth plans and market opportunity, including the following:

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Review by XPAC’s management of publicly available information on relevant industry verticals, as well as an evaluation by XPAC’s management, with the assistance of information compiled by McKinsey, of historic and projected growth trends, market size, market share, competitive landscape, relevant industry trends, challenges in expanding across industry verticals, and product development and go-to-market process in relevant industry verticals, among other topics.

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Evaluation of SuperBac’s strategy and business plan, particularly in relation to (i) growth of SuperBac’s crop nutrition products beyond existing regions and crops, (ii) growth plans for biological crop protection, (iii) medium-term opportunities for biologically-based products in the adjacent industries of deodorizing products for home and pet care, oil & gas and sanitation, and (iv) longer-term opportunities in animal feed, cosmetics and other home care applications. The information used by XPAC’s management in this evaluation included information provided to XPAC by SuperBac, as well as the results of discussions between McKinsey, SuperBac and other industry participants (as described below) to assist XPAC’s management in evaluating SuperBac’s strategy and business plan. XPAC’s management evaluated information provided by McKinsey including an analysis of opportunities for SuperBac’s current and potential biologically-based solutions, industry dynamics, the value proposition of SuperBac’s products and research and development pipeline, product distinctiveness, differentiation and substitution, factors influencing product adoption, commercialization and go-to-market considerations.

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The evaluation by XPAC’s management included a review of industry insights obtained from multiple meetings and calls conducted by McKinsey with industry professionals (which were conducted without referring to XPAC or a potential transaction in order to maintain deal confidentiality), including discussions with current and potential customers, competitors and other participants within the industry ecosystem, in order to assist XPAC’s management in evaluating SuperBac’s business model, customer and market perception, customer satisfaction, differentiation against other products, among other topics.

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Historical Financial Information: Review of SuperBac’s historical financial statements prepared under Brazilian GAAP, which were the only audited financial statements of SuperBac then available.

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Projected Financial Information: Review of the Projections prepared by SuperBac’s management, including discussions with SuperBac’s management to enable XPAC’s management to understand and evaluate the key assumptions underpinning the Projections, as described further below.

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Financial and Valuation Analyses: Financial and valuation analysis of the SuperBac business and the Business Combination, including a review of the comparable companies analysis prepared by XPAC’s management, as described further below.

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Legal, Accounting, Financial, Tax and Labor Due Diligence: Review of the legal due diligence conducted by Shearman and Mattos Filho, based on the documents and information made available by SuperBac, which included, among other things, a review of corporate documents, material commercial and financing contracts, litigation, labor matters, tax matters, real estate matters, environmental matters, intellectual property matters and regulatory and compliance matters. In addition, the accounting, financial, tax and labor due diligence review in relation to SuperBac was discussed.

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Satisfaction of Criteria: Extent to which SuperBac satisfied the general, non-exhaustive criteria and guidelines that XPAC believes are important in analyzing prospective target businesses for a business combination, as described above.

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Public Company Readiness: Assessment of SuperBac’s public company readiness.

As noted above under the caption “Background of the Business Combination,” as described in the IPO prospectus, XPAC identified general, non-exhaustive criteria and guidelines that XPAC believed would be important in analyzing prospective target businesses for a business combination. These criteria and guidelines are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination is intended to be based, to the extent relevant, on these general, non-exhaustive criteria and guidelines as well as other considerations, factors and criteria that XPAC’s management team may deem relevant.
Based on the documents and other information provided to the XPAC Board, including the results of the due diligence investigations of SuperBac and the industry in which it operates, including the financial and other information provided by SuperBac in the course of negotiations, the XPAC Board believes that SuperBac meets the majority of the general, non-exhaustive criteria and guidelines listed under “Business Combination Proposal — The XPAC Board’s Reasons for the Business Combination.” In determining their belief that SuperBac meets the majority of the aforementioned general, non-exhaustive criteria and guidelines, XPAC’s management and the XPAC Board considered the various attributes of SuperBac, including those specifically referred to in the discussion below.
The XPAC Board considered the following material factors and viewpoints as generally supporting its decision to enter into the Business Combination Agreement and to recommend the Business Combination to XPAC shareholders. The following material factors and viewpoints are not presented in any order of significance or weighting, and the XPAC Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decision.
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Well-positioned for Long-term Growth: The XPAC Board believes that SuperBac is well-positioned for growth as a result of the following factors, which the XPAC Board believes demonstrate SuperBac’s long-term intrinsic value potential:

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SuperBac’s position as a pioneering biotech player in Brazil that used its bacteria library to develop a crop nutrition solution that is more sustainable and efficient, with a biotech platform that offers the potential to develop biologically-based products for a range of industries. For example, in SuperBac’s agribusiness vertical, SuperBac’s flagship product, Supergan decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on SuperBac’s internal studies. For more information on these internal studies and their limitations, see “Business of SuperBac — Our Business Verticals and Key Products —Agribusiness.” In addition, SuperBac’s biologically-based crop protection solutions have shown superior effectiveness against most of the main pests and diseases affecting agricultural production in Brazil, such as caterpillars, fungal and bacterial diseases and nematodes as compared to traditional chemical pesticides (based on studies conducted by Universidade Estadual Paulista and the Phytus Institute — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these internal studies and their limitations), without the same level of harmful environmental effects as traditional synthetic chemicals. SuperBac’s crop protection solutions are subject to ordinary course regulatory approval requirements from Brazilian governmental authorities, which SuperBac expects to obtain by the end of 2023. XPAC’s management team and the XPAC Board believe that SuperBac has the potential to leverage its experience in developing and commercializing biologically-based products for crop nutrition to develop products in a range of industries to address increasing market demand for more environmentally sustainable solutions. Furthermore, the XPAC Board believes that SuperBac has a competitive advantage in biotech solutions for agribusiness, through its database of bacterial strains and mapping of soil biomes across Brazil to enable the identification of bacteria that can be used to maximize performance. The XPAC Board noted that SuperBac is coming to market at a critical time in the global chemical supply chain, with trends that favor alternatives based on more sustainable product solutions.
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SuperBac’s commitment to investing in research and development, with a track-record of over 20 years of research & development and operations bolstered by strong in-house research & development capacities. The XPAC Board considered that, within its research & development and operational teams, SuperBac had 147 employees in biotech and 281 employees in agriculture, including 70 employees undertaking research and development activities that are dedicated exclusively to the development of innovations. The XPAC Board believes this track-record and expertise enables SuperBac to drive attractive growth opportunities.

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SuperBac has recently made significant capital investments in its business (R$33.6 million of capital expenditures in 2021, of which R$23.5 million related to the construction of the state-of-the-art biofactory and R&D complex, which increased SuperBac’s production volume capacity). The XPAC Board believes that this gives SuperBac additional capacity to support revenue growth in the short to medium term, providing potential diversification into the crop protection industry and other sectors such as oil & gas, sanitation, home care and animal nutrition.

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The XPAC Board believes that SuperBac has multiple levers through which it has the potential for long-term growth, including the ability to increase penetration in existing crop nutrition markets and the potential to capitalize on untapped opportunities with respect to product line expansions, including crop protection solutions and adjacent industries, as well as longer-term opportunities in non-agricultural products. The XPAC Board believes that SuperBac has a compelling potential addressable market size with multiple potential pathways to capitalize on significant market opportunities.

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Favorable Prospects for Future Growth and Financial Performance.   The XPAC Board considered the current information and forecast estimates and the Projections from SuperBac’s management team relating to SuperBac’s business, prospects, financial condition, operations, technology, products, management, competitive position, and strategic business goals and objectives. The XPAC Board also considered general economic, geopolitical, industry and financial market conditions, and the opportunities and competitive factors within SuperBac’s industry. In addition, further details on certain factors considered by the XPAC Board are set forth below:

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In evaluating SuperBac’s business against the general, non-exhaustive criteria and guidelines referred to above, the XPAC Board noted that one such criteria and guideline is to seek a target that XPAC believes has a defensible market position, with demonstrated advantages when compared to its competitors and which creates barriers to entry against new competitors. In evaluating the extent to which SuperBac satisfied such criteria and guideline, XPAC’s management team and the XPAC Board noted that SuperBac estimates, using various sources of market data, including data from ANDA (Associação Nacional para Difusão de Adubos), that SuperBac had 0.7% market share of the overall fertilizer market in Brazil for 2021. XPAC’s management team and the XPAC Board further noted that SuperBac’s biologically-based fertilizers have demonstrated advantages when compared to competitor all-mineral fertilizers, including environmentally sustainable characteristics and increased performance. For example, in SuperBac’s agribusiness vertical, its solutions enable customers to reduce their usage of mineral fertilizers by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on SuperBac’s internal studies. For more information on these internal studies and their limitations, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.” XPAC’s management team and the XPAC Board noted SuperBac’s ability to maintain and grow its business with existing customers, as evidenced by an approximate 62% CAGR in volumes sold to SuperBac’s ten largest recurring customer cohorts from 2019 to 2021, 40.2% growth in volume of crop nutrition products sold in 2021 compared to 2020, and SuperBac’s projected net operating revenue CAGR of 89%. Furthermore, XPAC’s management team and the XPAC Board noted that SuperBac’s business is underpinned by one of the largest bacteria libraries in Brazil, which enhances SuperBac’s research and development capabilities and provides a significant competitive advantage to SuperBac. XPAC’s management team and the XPAC Board also noted that SuperBac’s development platform has enabled SuperBac to develop “drop-in” replacements for existing incumbent products which promotes greater customer adoption if customers do not have to change their existing processes or behavior.

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The XPAC Board noted that another general, non-exhaustive criteria and guideline is to seek a target that has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer preferences, suppliers and competitors. In evaluating the extent to which SuperBac satisfied such criteria and guideline, XPAC’s management team and the XPAC Board recognized that SuperBac’s ten largest customers accounted for 45.5% and 45.4% of its net operating revenues for 2020 and 2021, respectively. In evaluating this customer concentration in the context of the other elements of SuperBac’s business supporting XPAC’s views of the equity story and value proposition of SuperBac, XPAC’s management team and the XPAC Board noted that a central strategy for SuperBac in the short term is to consolidate and expand its position in the Brazilian crop nutrition market by growing its presence in regional markets where SuperBac currently operates, as well as by entering into new markets in geographies where SuperBac does not currently operate, with a particular focus on the Brazilian states of Maranhão, Tocantins, Piauí and Bahia, which have become important areas for crop cultivation and fertilizer consumption. In addition, the XPAC Board noted that SuperBac plans to diversify its product offering across more industries and applications and if SuperBac achieves this, they have the opportunity to expand their client base and reduce customer concentration. XPAC’s management team and the XPAC Board consider SuperBac’s growth opportunity and opportunity to expand into other markets as central to what they believe is an attractive entry point for investors.

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Continued Ownership by Sellers.   The XPAC Board considered that SuperBac’s existing shareholders would be receiving a significant amount of PubCo Ordinary Shares in the Business Combination, who would be “rolling over” a significant portion of their investment in SuperBac into PubCo Ordinary Shares. The current SuperBac shareholders are expected to hold approximately 46.6% of PubCo after Closing, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). See “Beneficial Ownership of Securities” for additional information. Under applicable Brazilian corporate law, SuperBac is unable to compel its existing shareholders to participate in the Business Combination and thereby become shareholders of PubCo. Therefore, in order to ensure that PubCo obtained substantially all of the equity interests in SuperBac through the Business Combination, XPAC conditioned consummation of the Business Combination on SuperBac shareholders collectively representing at least 95% of the share capital of SuperBac participating in the Business Combination and becoming shareholders of PubCo. As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding shares of SuperBac are parties to the Investment Agreement and have agreed to become shareholders of PubCo. The remaining 2.2% of SuperBac shares held by existing SuperBac shareholders that have not agreed to participate in the Business Combination will continue to be held by such shareholders following the Business Combination, and would constitute a 2.2% minority interest in SuperBac, with PubCo holding 97.8% of the shares of SuperBac. Therefore, those shareholders remaining as shareholders of SuperBac would hold shares of SuperBac that are minority interests in a non-publicly traded Brazilian company which is controlled by PubCo. SuperBac’s management team has either been unable to contact the holders of the remaining 2.2% of the shares of SuperBac or where certain contact details were available, such shareholders have not responded to contact made by SuperBac. If any additional SuperBac shareholders seek to participate in the Business Combination prior to consummation of the Business Combination, XPAC’s management team understands that SuperBac’s management team would explore whether such additional shareholders could participate in the Business Combination through executing a joinder to the Investment Agreement or otherwise. For example, on May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into joinder agreements pursuant to which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and the Investment Agreement. As described elsewhere in this proxy statement/prospectus, the valuation ascribed to SuperBac pursuant to the Business Combination Agreement shall be proportionally adjusted to the extent that less than all of the shares of SuperBac are owned by PubCo upon consummation of the Business Combination.

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Results of Due Diligence.   The XPAC Board considered the scope of the due diligence investigation conducted by XPAC’s management team and XPAC’s outside professional advisors and reviewed and discussed in detail the results of such due diligence processes. The XPAC Board noted that these due diligence processes included extensive in-person and virtual meetings with SuperBac’s representatives regarding SuperBac’s business, operations, business plan, financial performance, financial projections and the proposed transaction. The due diligence process also included an extensive review of materials related to SuperBac that were made available to XPAC and its professional advisors by SuperBac, including financial statements, key metrics and performance indicators, industry data, material contracts, labor matters, intellectual property matters, real property matters, information technology matters, privacy and personal data matters, litigation information, environmental matters, regulatory and compliance matters and other legal and business information deemed material. At the end of this process, XPAC was satisfied with the results of its due diligence investigations. It reaffirmed XPAC’s initial assessment of SuperBac’s business performance, and the results of those due diligence investigations did not have a material impact on subsequent negotiations of the terms of the Business Combination.

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Mission-Driven Leadership Team with a Strong Track Record.   Led by Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and Chief Executive Officer, the XPAC Board believes that SuperBac has built a strong and experienced management team with a proven track record of research & development, innovation and bringing products to market. The XPAC Board is confident in the deep industry knowledge and strategic vision of the SuperBac management team and believes that the XPAC and SuperBac teams will form a collaborative and effective long-term partnership that is positioned to create and enhance shareholder value going forward. The XPAC Board believes that the fact that SuperBac’s executive management team is expected to remain as PubCo’s executive management team following Closing will provide important continuity in advancing SuperBac’s strategic and growth objectives.

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Lock-up.   The XPAC Board noted that, pursuant to the Lock-up Agreement, subject to certain exceptions, following Closing, the SuperBac Founder has agreed to a two-year lock-up period (other than the sale of up to R$70.0 million of PubCo Class A Ordinary Shares), the Sponsor has agreed to a one-year lock-up period, and substantially all of the other the existing shareholders of SuperBac (including the Temasek Entities) have agreed a six-month lock-up period. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options. The XPAC Board noted that these agreed lock-up periods are expected to provide stability to PubCo, and, in particular, that the two-year lock-up period agreed to by the SuperBac Founder will provide significant long-term alignment between the interests of PubCo and its shareholders and those of the SuperBac Founder.

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ESG Value-Oriented Strategy.   The XPAC Board believes that SuperBac has developed multiple strategies to focus on environmental, social and governance principles and has a product offering with impressive inherent ESG benefits. Environmental practices are intrinsic to SuperBac’s core business, including through biofertilizers that regenerate the soil, increase crop yields and reduce the use of chemicals. While not currently at significant scale, SuperBac’s oil and gas and wastewater treatment products focus on bioremediation and treatment of contamination and waste. In addition, SuperBac also participates in social programs such as sewerage pre-treatment in a community with no access to basic sanitation. In evaluating SuperBac’s business against the general, non-exhaustive criteria and guidelines referred to above, the XPAC Board noted that one such criteria and guideline is to seek a target that has an ESG framework in place and is positioned to combine corporate social responsibility with profitability. In evaluating the extent to which SuperBac satisfied such criteria and guideline, XPAC’s management team and the XPAC Board considered the results of their legal due diligence review of SuperBac, including legal proceedings relating to environmental matters, including those described elsewhere in this proxy statement/prospectus. As described under “Business of SuperBac —Legal Proceedings,” SuperBac is the defendant in a lawsuit filed on February 26, 2018 by the district attorney for the State of Paraná alleging certain violations of environmental regulations in connection with its operations in Mandaguari, including allegations that SuperBac (i) disposed effluents into Pirapó river and its tributaries, causing pollution, (ii) installed a dam and five decanting tanks without proper license, and (iii) intervened in a permanent preservation area by deviating the course of a spring and deforesting vegetation without proper authorization. In addition, on May 16, 2018 the City of Mandaguari Police Department opened a criminal inquiry against SuperBac Fertilizantes to investigate certain of the facts alleged in the lawsuit filed by the district attorney for the State of Paraná, which criminal investigation is still ongoing. During its due diligence evaluation of SuperBac, XPAC’s management team, together with its professional advisors, evaluated when the relevant conduct took place and the extent to which changes have been made to SuperBac’s business and operations since that time. These changes included that SuperBac has strengthened its environmental and regulatory compliance functions, including having recruited additional personnel to support the increase in size of SuperBac’s operations and having formalized additional environmental and regulatory compliance policies and procedures and related monitoring. In addition, XPAC’s management team also noted that, as described under “Business of SuperBac — Legal Proceedings,” SuperBac is in the final stages of negotiating a plea agreement with Public Ministry for the State of Paraná in relation to the alleged charges brought by the district attorney. XPAC’s management team further noted that SuperBac had already taken certain physical and operational measures on a voluntary basis. For example, SuperBac has voluntarily completed certain improvements in the affected areas, including, but not limited to, drainage of the industrial wastewater lagoon located on land owned by SuperBac Fertilizantes, implementation of water quality control monitoring, and reforestation of over 9,000 plant seedlings. SuperBac has also obtained all applicable environmental licenses in relation to the affected areas, as certified by the relevant regulatory agencies. Moreover, the plea agreement currently being negotiated is expected to include an obligation by SuperBac to maintain the relevant currently-existing measures for a specified period of time, and SuperBac would also be expected to be subject to periodic reporting obligations to the relevant regulatory authorities. XPAC’s management team and the XPAC Board also considered, in their professional experience, the extent to which companies operating in or adjacent to the industry in which SuperBac operates in Brazil may become subject to legal proceedings and investigations such as these, and XPAC’s management team and the XPAC Board determined that these matters did not materially detract from SuperBac’s ESG value-oriented strategy.
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Attractive Valuation.   As further described below, the XPAC Board reviewed the market capitalization, implied enterprise value and EBITDA and revenue multiples and other metrics of certain publicly traded companies that XPAC’s management team believed had business and industry characteristics which, for the purposes of its analysis, were similar to SuperBac, based on their professional judgment and expertise. The XPAC Board determined that the consideration payable for the shares of SuperBac, to be calculated as described in this proxy statement/prospectus was at an attractive level when compared with the comparable company metrics discussed in detail below. The agreed valuations for SuperBac resulted from negotiations between the parties and the judgment of XPAC’s management team and the XPAC Board, and was not specifically based on the information provided with respect to the comparable companies metrics set forth below.

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Benefit from Being a Public Company: The XPAC Board considered that increased funding and exposure is expected to allow SuperBac to bring additional products to market and drive investment in research & development to promote long-term growth. The XPAC Board also considered that, as a publicly traded company, SuperBac may have access to additional financing sources that were not available to it as a privately held business.

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Terms of the Business Combination.   The XPAC Board reviewed and considered the terms of the Business Combination Agreement and the related agreements, including the financial and other terms of such agreements, the conditions to the obligations of the parties to the Business Combination Agreement and the ability to terminate such agreements under the circumstances described therein. The XPAC Board also considered that the terms of the Business Combination Agreement and the related agreements were reasonable and the product of arms-length negotiations between XPAC’s management team and its legal advisors and SuperBac’s management team and its legal advisors. See the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination” for detailed discussions of the terms and conditions of these agreements.

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Redemption Rights.   The XPAC Board considered the fact that, in connection with the Business Combination, XPAC shareholders have the option to (i) retain their investment in XPAC shares and become shareholders of PubCo at consummation of the Business Combination, (ii) sell their XPAC public shares in the open market, or (iii) redeem their public shares for the per share amount held in the Trust Account pursuant to the terms of the Existing Governing Documents. Therefore, if the Business Combination is consummated, holders of XPAC’s public shares may have all or any portion of their public shares redeemed for cash, regardless of whether they vote for or against the Business Combination Proposal. This redemption option will allow each holder of XPAC public shares to choose whether or not to invest in SuperBac. If the Business Combination is not consummated, this redemption option will not be available until XPAC finds and consummates an alternative business combination transaction in the future, which could take substantial time and may never occur.

As noted above, the XPAC Board reviewed the market capitalization, implied enterprise value and EBITDA and revenue multiples and other metrics of certain publicly traded companies that XPAC’s management team believed had business and industry characteristics which, for the purposes of its analysis, were similar to SuperBac, based on their professional judgment and expertise. During this process, XPAC discussed comparable companies with SuperBac’s management team to confirm whether SuperBac’s management team also viewed relevant companies as comparable and whether SuperBac’s management had any additional companies to suggest as potential comparable companies. The XPAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. XPAC’s management team compared the data from this comparable companies analysis to the implied enterprise value and other metrics of SuperBac determined in accordance with the internal valuation analysis of XPAC’s management team and the prospective financial information for SuperBac contained in the Projections.
Comparable Companies Analysis
As described in this section, XPAC’s management team prepared a comparable companies analysis that includes publicly traded companies chosen, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics which, for the purposes of analysis by XPAC’s management team and the XPAC Board, may be considered similar to those of SuperBac in certain respects.
When XPAC’s management team and the XPAC Board prepared and reviewed the comparable companies analysis, they considered whether to prepare and review this analysis using current or historical information or whether to prepare and review this analysis based on projected financial information. As described above, based on SuperBac’s historical and projected financial performance, XPAC’s management team and the XPAC Board believe that SuperBac is a high growth company with solid growth fundamentals. The projected high growth rate of SuperBac can be illustrated by the projected CAGR of SuperBac’s net operating revenue and Adjusted EBITDA between 2020 and 2026 is 45% and 80%, respectively (based on SuperBac’s audited financial statements for the year ended December 30, 2020 and the Projections for the year ending December 31, 2026, in each case included elsewhere in this proxy statement/prospectus). In addition, the projected CAGR of SuperBac’s net operating revenue and Adjusted EBITDA between 2021 and 2023 is 46% and 113%, respectively (based on SuperBac’s audited financial statements for the year ended December 30, 2021 and the Projections for the year ending December 31, 2023, in each case included elsewhere in this proxy statement/prospectus). Each of the foregoing projected CAGRs is significantly higher than the CAGRs for all of the comparable companies (as set forth in the table below). XPAC’s management team and the XPAC Board believe that projected revenue, projected EBITDA and projected adjusted EBITDA metrics are customary indicators used by investors and acquirors to value high-growth companies at similar stages of projected growth to SuperBac, because valuation multiples for high growth companies typically decline each year as a result of high growth projections.
While SuperBac’s management team provided XPAC with projected revenue and projected Adjusted EBITDA through 2026, XPAC’s management team and the XPAC Board decided to prepare and review the comparable companies analysis using 2023 projected revenue and projected Adjusted EBITDA in its valuation analysis because, in the experience of XPAC’s management and the XPAC Board, projections that extend beyond 2023 are more speculative and not as readily available from public peers, which makes meaningful comparison more difficult.
Therefore, XPAC’s management team and the XPAC Board prepared and reviewed the comparable companies analysis using data from FactSet Research Systems as of February 9, 2022 for market capitalization and consensus estimated financial performance of the comparable companies for the year ending December 31, 2023 and CAGR data for the period from the year ended December 31, 2021 to the year ending December 31, 2023. This data was compared against SuperBac projected revenue and projected Adjusted EBITDA for the year ending December 31, 2023 contained in the Projections described elsewhere in this proxy statement/prospectus.
Although none of the selected companies is directly comparable to SuperBac, the comparable companies were chosen, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics which, for the purposes of analysis by XPAC’s management team and the XPAC Board, may be considered similar to those of SuperBac in certain respects. The comparable companies analysis prepared by XPAC’s management team was analyzed among the following three distinct groups of companies, each of which develop and sell biologically-based solutions to varying extents:
•
Global Biotech Companies (Novozymes and CHR Hansen): These companies focus on the application of biologically-based solutions to multiple industries, and are mostly focused on non-agricultural segments (including food enzymes and health products). These companies were chosen because XPAC’s management team believes they are similar to SuperBac’s research and development-led medium and long-term business model of applying biologically-based solutions to a range of industries. XPAC’s management team chose companies that primarily research and commercialize naturally occurring bacteria (such as probiotics), enzymes and other microorganisms. XPAC’s management team excluded biotech companies that focus on genetic modification of organisms and microorganisms (such as Zymergen or Ginkgo Bioworks) because XPAC’s management team believes that such companies typically have business models with significantly different technological and manufacturing requirements, and also present an ethical, legal, regulatory and social risk profile that differs significantly from companies that do not employ genetic modification, such as SuperBac.

•
Conventional Agricultural Inputs (FMC and Corteva Agriscience): These companies are global (excluding companies in Latin America that are included in the group below) agricultural sciences companies that utilize biologically-based solutions, focus on science-based innovation and deploy technology and innovation to develop broad pipelines of products for use across the agriculture industry. XPAC’s management team analyzed publicly traded companies and determined that there were 22 publicly traded fertilizer and agricultural chemicals companies which (i) had annual revenues higher than $140 million for the most recently completed fiscal year prior to preparation of the comparable companies analysis (a level chosen by XPAC’s management to remove small cap companies that may have less liquid trading, a lesser degree of investor familiarity and less research coverage), and (ii) utilized biologically-based solutions and offered crop nutrition products to varying extents. XPAC’s management team selected FMC and Corteva Agriscience because, out of the aforementioned 22 companies, FMC and Corteva Agriscience had the greatest focus on markets in the Americas. For the most recently completed fiscal year prior to preparation of the comparable companies analysis, FMC derived 32% of total revenue from Latin America and 22% of total revenue from North America, and Corteva Agriscience derived 22% of net sales from Latin America and 48% of net sales from North America. Within the biologically-based products marketed by these companies, each of FMC and Corteva Agriscience is focused on crop protection and, except for Bioceres and Vittia (which comprise the Latin America Agricultural Inputs companies group referred to below), XPAC’s management team did not identify any publicly traded fertilizer and agricultural chemicals companies that focus to a large extent on biologically-based crop nutrition solutions.

•
Latin America Agricultural Inputs (Bioceres and Vittia): These are companies that operate in Latin American countries and that are focused on crop protection and crop nutrition products, and each of Bioceres and Vittia are focused on biologically-based solutions, including specialty fertilizers. Bioceres and Vittia derived approximately 30% and 63%, respectively, of their revenue from crop nutrition for their most recently completed fiscal year prior to preparation of the comparable companies analysis. Bioceres main manufacturing facilities are located in Argentina and approximately

95% of its revenue was attributable to their Latin American operations for its most recently completed fiscal year prior to preparation of the comparable companies analysis. Vittia is a Brazilian company with manufacturing facilities in Brazil and 99% of its sales revenue generated within Brazil for its most recently completed fiscal year prior to preparation of the comparable companies analysis. XPAC’s management team believed that the Latin America Agricultural Inputs companies were the closest comparables to SuperBac’s current revenue mix. In common with SuperBac, neither Bioceres nor Vittia are vertically integrated through the mining of minerals used in the manufacture of mineral fertilizers.
In evaluating which companies to include in its comparable companies analysis, XPAC’s management team considered that SuperBac’s agribusiness vertical represents substantially all of its operations (the agribusiness vertical represented approximately 98% of SuperBac’s net operating revenue in 2020, which revenue was exclusively from crop nutrition (i.e. biologically-based fertilizers)). Notwithstanding that SuperBac’s current business is focused on fertilizers, XPAC’s management team did not consider traditional fertilizer companies, such as Yara International and Mosaic, to be suitable comparable companies for the purposes of their comparable companies analysis. This was because such traditional fertilizer companies generate substantially all of their revenue from mineral (i.e. non-biologic) fertilizers and typically have a significantly different business model (including through vertical supply chain integration such as the mining of raw materials), value proposition and growth outlook than companies that produce biologically-based fertilizers, the latter of which tend to place greater reliance on research and development and biotechnology and exhibit a more premium product portfolios with greater product differentiation from the mass market. XPAC’s management team considered that a significant element of SuperBac’s value proposition is seeking to disrupt dependence on traditional (mineral) fertilizers which are manufactured using scarce resources and the manufacturing and use of such traditional (mineral) fertilizers can have harmful environmental effects which SuperBac seeks to reduce through the substitution for biologically-based fertilizers. Therefore, XPAC’s management team determined that mass-market traditional (mineral) fertilizer companies were not suitable comparable companies for the purposes of their comparable companies analysis.
However, for additional context when evaluating appropriate comparable companies, XPAC’s management team also compared its valuation of SuperBac relative to the average enterprise value of a broad range of 150 publicly traded fertilizer and agricultural chemicals companies which had annual revenues higher than $140 million for the most recently completed fiscal year prior to preparation of the comparable companies analysis using CapitalIQ market data consensus estimates as of February 9, 2022. The mean multiple of enterprise value to projected 2023 EBITDA was 9.8x and the mean multiple of enterprise value to projected 2023 net operating revenue was 2.4x (in each case the mean was calculated for the companies for which 2023 projections were available). XPAC’s management team further filtered such companies to limit to the 34 companies that XPAC’s management team identified as offering biological products (without filtering based on the significance of the revenue streams from biological products), which produced a mean multiple of enterprise value to projected 2023 EBITDA of 14.0x for the companies for which 2023 projections were available and a mean multiple of enterprise value to projected 2023 net operating revenue of 2.4x (in each case the mean was calculated for the companies for which 2023 projections were available). XPAC’s management team did not consider these companies to be core to the valuation of SuperBac because of the specific value proposition offered by companies that focus on biologically-based crop nutrition solutions. For the 22 publicly traded fertilizer and agricultural chemicals companies (i) which had annual revenues higher than $140 million for the most recently completed fiscal year prior to preparation of the comparable companies analysis, (ii) which XPAC’s management team identified as utilizing biologically-based solutions and offering crop nutrition products to varying extents, and (iii) in respect of which projected 2023 EBITDA data was available, the analysis produced a mean multiple of enterprise value to projected 2023 EBITDA of 12.9x and a mean multiple of enterprise value to projected 2023 net operating revenue of 2.0x. XPAC’s management team noted that the equivalent valuation multiple for SuperBac was lower than the mean valuation multiples referred to in this paragraph.
In addition to being excluded based on its business model focusing on cell programming and genetic modification (as discussed above), XPAC’s management team also excluded Ginkgo Bioworks (which completed a business combination with a special purpose acquisition company on September 16, 2021) as a potentially comparable company because its historical adjusted EBITDA for 2019 and 2020 and its projected adjusted EBITDA (according to its own projections and market consensus forecasts) was negative through 2024.
Because none of the selected companies operates under exactly the same business model as SuperBac, XPAC’s management and the XPAC Board believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, XPAC’s management and the XPAC Board also made qualitative judgments, based on their experience and professional judgment, concerning differences between the operational, business and/or financial characteristics and prospects of SuperBac and the selected companies that could affect the public trading values of each company in order to provide a context in which to consider the results of the quantitative analysis.
As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the valuation ascribed to SuperBac in the Business Combination is calculated as $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement) minus (a) the SuperBac Reorganization Payments (as described below), minus (b) the Sponsor Final Promote Amount, minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness, as adjusted downwards in respect of any Remaining Minority Company Shares.
Therefore, the calculation of the Acquisition Closing Equity Value includes the following downward adjustments:
•
Sponsor Reorganization Payments: Pursuant to the terms of the instruments governing the SuperBac Reorganization, the consummation of the Business Combination will trigger the requirement for SuperBac to pay the SuperBac Reorganization Payments (as described under “— The SuperBac Reorganization”). The calculation of the Acquisition Closing Equity Value includes a dollar-for-dollar decrease in the amount of the SuperBac Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement).

•
Sponsor Final Promote Amount: The calculation of the Acquisition Closing Equity Value includes a downward adjustment equal to the Sponsor Final Promote Amount, which is an amount in dollars determined by reference to the amount of cash (held either in or outside the Trust Account) that will be ultimately made available to PubCo upon consummation of the Business Combination, up to a maximum Sponsor Final Promote Amount of $54,902,830 in a scenario where the Relevant Amount is equal to the Pre-Transaction Trust Account Balance.

•
Excess of Company Transaction Expenses: The calculation of the Acquisition Closing Equity Value includes a dollar-for-dollar decrease to the extent that SuperBac Transaction Expenses exceed $7.5 million.

•
Excess of Permitted Indebtedness: The Business Combination Agreement provides that SuperBac shall be entitled to incur up to R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without any adjustment to the Acquisition Closing Equity Value. The Business Combination Agreement further provides that SuperBac shall be permitted to incur indebtedness in excess of R$200 million in permitted net indebtedness without the consent of XPAC. If, as of immediately prior to the Acquisition Closing, SuperBac’s consolidated net indebtedness shall have increased by more than R$200 million as compared to SuperBac’s consolidated net indebtedness on the date of the Business Combination Agreement, then such excess of consolidated net indebtedness above such R$200 million threshold shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis. However, there shall be no reduction in the Acquisition Closing Equity Value if XPAC consents in writing to the incurrence of an amount of indebtedness in excess of the maximum amount of permitted indebtedness.

•
Remaining Minority Shares: The terms of the Business Combination Agreement provide that SuperBac will become an indirect subsidiary of PubCo, in which PubCo will indirectly own at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis). As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding SuperBac Shares are parties to the Investment Agreement pursuant to which such shareholders would become shareholders of PubCo. The calculation of the Acquisition Closing Equity Value includes a proportionate decrease in the Acquisition Closing Equity Value to the extent that less than 100% of the share capital of SuperBac (on a fully-diluted basis) is owned by PubCo upon the Acquisition Closing.
The comparable companies analysis prepared by XPAC’s management team takes into account the enterprise value of the comparable companies, as described below. Therefore, to enable a comparison between the valuation data for comparable companies and SuperBac, for the purposes of valuation comparison, XPAC estimated the enterprise value of SuperBac as $360 million (which was calculated as R$1.8 billion converted into U.S. dollars at an assumed exchange rate of R$5.00). As discussed above, during the negotiation of the Business Combination Agreement, XPAC agreed to fix the equity value of SuperBac based on estimated net debt of R$300 million, and as a result the estimation of enterprise value for comparison with comparable companies was performed based on an equity value of R$1.5 billion plus R$300 million net debt to reach an enterprise value of R$1.8 billion. For purposes of comparison, the average exchange rate between U.S. dollars and Brazilian reais between February 9, 2022 (the date as of which the comparable company data was calculated) to April 25, 2022 (the date of the Business Combination Agreement) was R$4.94 per $1.00 (calculated as an average of the PTAX conversion rate published by the Central Bank during that period).
As shown in Note 22 to SuperBac’s audited financial statements and Note 22 to SuperBac’s unaudited condensed financial statements, in each case included elsewhere in this proxy statement/prospectus, SuperBac reports its historical net operating revenue in its consolidated statements of profit or loss net of a present value adjustment. The present value adjustment is an adjustment to present value of the revenue recorded upon delivery of SuperBac’s products to the time when net cash flows in relation to those revenues are received, which SuperBac adjusts by applying an appropriate discount rate that reflects the risks associated with such cash flow streams.
When preparing the comparable companies analysis, XPAC’s management team reviewed whether any of SuperBac’s comparable companies disclosed in their financial statements that they reported their historical net operating revenue in their consolidated statements of profit or loss net of a present value adjustment, similarly to SuperBac’s presentation. Based on this review, XPAC’s management team concluded that Vittia (a Brazilian company listed on the B3 stock exchange in Brazil) was the only comparable company within the peer set that reported historical net operating revenue in its consolidated statements of profit or loss net of a present value adjustment, similarly to SuperBac’s presentation. However, XPAC’s management team also took note that, pursuant to paragraph 63 of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), companies preparing their financial statements in accordance with IFRS may choose as a practical expedient not to make present value adjustments to their revenues if the time lag between when such revenues are recorded and when payment for such sales are received is one year or less. Indeed, based on a review by XPAC’s management team, all of the non-Brazilian comparable companies within the peer set seemed to take advantage of this practical expedient under paragraph 63 of IFRS 15, as none of such companies appeared to make present value adjustments to their reported historical revenues.
In light of the variability of revenue presentation practices within SuperBac’s industry, XPAC’s management team evaluated the comparability and appropriateness of historical adjusted EBITDA and historical EBITDA calculations within the peer set.
Based on the review by XPAC’s management team, XPAC understands that Vittia is SuperBac’s only comparable company within the peer set that discloses its historical Adjusted EBITDA as calculated by excluding present value adjustment, which is consistent with Vittia’s presentation of its net operating revenues net of present value adjustments. Based on that same review, XPAC’s management team also concluded that all of SuperBac’s non-Brazilian comparable companies within the peer set do not exclude present value adjustments from their historical EBITDA calculations, which is consistent with their presentation of revenues without considering a present value adjustment in the first place.
Similarly to Vittia, because SuperBac’s historical net operating revenues are presented net of a present value adjustment, SuperBac calculates its historical Adjusted EBITDA exclusive of a present value adjustment.

XPAC’s management team noted that there is also significant variability in firms’ capital structure, cost of capital, billing cycles, revenue recording methodology and accounts receivable financing strategies within SuperBac’s industry, which, in the view of XPAC’s management team, can significantly impact each firm’s present value adjustments and cause distortions which are not reflective of true underlying business performance. XPAC’s management team also noted that, although SuperBac had not chosen to take advantage of the practical expedient under paragraph 63 of IFRS 15 in its presentation of net operating revenues, the overwhelming majority of SuperBac’s sales orders provide for payment within one year or less of delivery of goods sold; thus, XPAC’s management team understands that paragraph 63 of IFRS 15 would have allowed SuperBac not to make present value adjustments to its historical net operating revenues had it so chosen, similarly to the manner in which revenue is presented by SuperBac’s non-Brazilian comparable companies within the peer set, ultimately resulting in a similar effect as SuperBac’s current presentation of Adjusted EBITDA. Based on their professional judgment, XPAC’s management team concluded that an adjustment to exclude present value adjustment from historical Adjusted EBITDA was appropriate for companies within SuperBac’s industry that present their revenues net of present value adjustments because it enhances comparability and allows for a more meaningful comparison of companies across the peer set, including those companies whose revenues and EBITDA do not consider a present value adjustment in the first place. Ultimately, XPAC’s management team concluded that the closest comparison of like-for-like metrics for purposes of XPAC’s valuation benchmarking exercise would be to compare historical Adjusted EBITDA for SuperBac, which excludes the impacts of present value adjustment, with (i) historical adjusted EBITDA for Vittia, which excludes the impacts of present value adjustment, and (ii) historical EBITDA for the other international comparable companies within the peer set, which do not consider a present value adjustment.
In preparing the Projections, however, SuperBac’s management faced significant challenges in calculating its projected present value adjustment for several reasons, including inherent uncertainties in estimating SuperBac’s future cost of capital in order to calculate an appropriate present value discount rate. In light of these challenges, SuperBac’s management team concluded that circumstances counseled in favor of taking advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue. As a result, SuperBac’s projected net operating revenues were presented without applying a present value adjustment, consistent with the practical expedient under paragraph 63 of IFRS 15. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue. As such, the reconciliation for Projected Adjusted EBITDA does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place. See “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.” Although differences exist between SuperBac’s presentation of projected net operating revenues and SuperBac’s historical net operating revenues that render them not comparable with each other, XPAC’s management team does not believe there are any meaningful differences in the manner in which SuperBac’s Projected Adjusted EBITDA is presented as compared to SuperBac’s historical Adjusted EBITDA, and both are deemed comparable. Based on their professional judgment, and for the same reasons stated above in relation to SuperBac’s historical Adjusted EBITDA, XPAC’s management team concluded that it would be appropriate for SuperBac’s Projected Adjusted EBITDA not to exclude present value adjustments, given that SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place.
For SuperBac’s non-Brazilian comparable companies within the peer set, the FactSet Research Systems market data consensus estimates for 2023 presented EBITDA without an adjustment for present value adjustment, which was consistent with the presentation of their revenues therein, which did not consider a present value adjustment in the first place. For Vittia, the FactSet Research Systems market data consensus estimates for 2023 presented EBITDA without an adjustment for present value adjustment although Vittia’s projected net operating revenue was projected net of a present value adjustment. Since the underlying data included projected present value adjustment for 2023. Therefore, XPAC’s management team calculated projected adjusted EBITDA for 2023 for Vittia by adding back present value adjustment to EBITDA in order to present projected adjusted EBITDA for Vittia that is calculated on the same basis as the projected Adjusted EBITDA for SuperBac. In addition, since SuperBac’s projected net operating revenue does not include a present value adjustment, XPAC’s management team calculated the consensus estimate for Vittia’s 2023 net operating revenue without any present value adjustment.
Therefore, in view of the above, XPAC’s management team determined that it is appropriate to compare Projected Adjusted EBITDA for SuperBac with (i) projected adjusted EBITDA for Vittia, which excludes the impacts of their present value adjustment, and (ii) to projected EBITDA for the other international comparable companies which do not consider a present value adjustment in the first place. This would result in the closest like-for-like comparison, which would isolate the effects of each firm’s particular accounting practices which, in XPAC management’s view, is not reflective of true underlying business performance.
The table below sets forth the metrics analyzed for the comparable companies grouped by the three distinct groups of companies, together with the corresponding metrics for SuperBac determined in accordance with the internal valuation analysis of XPAC’s management team and the prospective financial information for SuperBac contained in the Projections.
		Comparable Companies Analysis as of February 9, 2022
	SuperBac(1)	Global Biotech Companies		Conventional Agricultural Inputs Companies		Latin America Agricultural Inputs Companies
		Novozymes	CHR Hansen	FMC	Corteva Agriscience	Bioceres	Vittia
Market Capitalization(2)	—	$17 billion	$10 billion	$14 billion	$34 billion	$569 million	$331 million
Enterprise Value(3) / Projected Adjusted EBITDA (2023E) for SuperBac(4) and Vittia(5) compared to Enterprise Value(6) / Projected EBITDA (2023E) for other comparable companies(7)	8.8x	19.9x	20.1x	12.0x	10.6x	10.0x	8.1x
Median		20.0x		11.3x		9.1x
Projected Adjusted EBITDA CAGR (2021E to 2023E) for SuperBac(4) and Vittia(5) compared to Projected EBITDA CAGR (2021E to 2023E)(7) for other comparable companies(7)	93.1%	4.8%	8.1%	7.6%	11.8%	24.8%	32.9%
Median		6.5%		9.7%		28.8%
Enterprise Value(3)(6) / Projected Net Operating Revenue (2023E)(8)	1.2x	7.0x	7.5x	3.2x	1.9x	2.6x	1.9x
Median		7.3x		2.6x		2.2x
Projected Net Operating Revenue CAGR (2021E to 2023E)(8)	46.0%	6.3%	7.7%	6.2%	6.0%	17.1%	22.4%
Median		7.0%		6.1%		19.7%

(1)
Information presented for SuperBac is based on the prospective financial information for SuperBac for the year ending December 31, 2023 contained in the Projections described elsewhere in this proxy statement/prospectus. For the purposes of these calculations, each of enterprise value (R$1.8 billion),

Adjusted EBITDA (2023E) (R$204 million) and net operating revenue (2023E) (R$1,505 million) in respect of SuperBac are included in such calculation as amounts in Brazilian reais.
(2)
The source of this data is FactSet Research Systems market data consensus estimates as of February 9, 2022.

(3)
As described above, for the purposes of valuation comparison with SuperBac, the enterprise value of SuperBac is estimated at $360 million (which was calculated as R$1.8 billion converted into U.S. dollars at an assumed exchange rate of R$5.00).

(4)
As described above, in light of the challenges and inherent uncertainties in estimating SuperBac’s projected present value adjustment, SuperBac’s management team elected to take advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue. Accordingly, SuperBac’s projected net operating revenues were presented without a present value adjustment. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue. As such, the reconciliation for Projected Adjusted EBITDA does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place. See “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.” SuperBac’s projected Adjusted EBITDA is being included in this proxy statement/prospectus because it was made available to, and was considered by, XPAC and the XPAC Board in connection with their review of the proposed Business Combination. For a reconciliation of SuperBac’s Projected Adjusted EBITDA to its projected net income (loss), see “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.”

(5)
For Vittia, the FactSet Research Systems market data consensus estimates for 2023 presented EBITDA without an adjustment for present value adjustment, although Vittia’s projected net operating revenue was projected net of a present value adjustment. Since the underlying data included projected present value adjustment for 2023. XPAC’s management team calculated projected adjusted EBITDA for 2023 for Vittia by adding back present value adjustment to EBITDA in order to present projected adjusted EBITDA for Vittia that is calculated on the same basis as the projected Adjusted EBITDA for SuperBac.

(6)
For the purposes of this comparable companies analysis, enterprise value for companies other than SuperBac was calculated as the market value of the applicable company’s common stock on a fully-diluted basis, plus total indebtedness, non-controlling interests and investments in unconsolidated subsidiaries, less cash and cash equivalents.

(7)
The source of this data is FactSet Research Systems market data consensus estimates as of February 9, 2022 with respect to consensus estimated financial performance of the comparable companies for the year ending December 31, 2023, and CAGR data for the period from the year ended December 31, 2021 to the year ending December 31, 2023. Because SuperBac’s comparable companies within the peer set other than Vittia present revenues without applying a present value adjustment consistent with the practical expedient under paragraph 63 of IFRS 15, EBITDA (which is presented for companies other than SuperBac and Vittia) is calculated as earnings before interest, tax, depreciation and amortization and, if applicable, do not feature an exclusion of present value adjustment as their revenues do not take into account present value adjustments in the first place.

(8)
As discussed above, the only two companies within the peer set used in the comparable companies analysis that apply a present value adjustment to the revenue presented in their historical financial statements are SuperBac and Vittia. Since SuperBac’s projected net operating revenue does not include a present value adjustment, XPAC’s management team calculated the consensus estimate for Vittia’s 2023 net operating revenue without any present value adjustment.

Based on the comparable companies analysis and other due diligence, the XPAC Board determined that SuperBac presented an investment case in line with companies that may be deemed comparable to SuperBac in certain respects, based on the following metrics for SuperBac:

•
enterprise value to Adjusted EBITDA (2023E) for SuperBac of 8.8x, when compared to the median enterprise value to EBITDA (2023E) of 20.0x for the global biotech companies, 11.3x for the conventional agricultural inputs companies and 9.1x for the Latin America agricultural inputs companies;

•
enterprise value to net operating revenue (2023E) for SuperBac of 1.2x, when compared to the median enterprise value to revenue (2023E) of 7.3x for the global biotech companies, 2.6x for the conventional agricultural inputs companies and 2.2x for the Latin America agricultural inputs companies;

•
Adjusted EBITDA CAGR between 2021E to 2023E for SuperBac of 93.1%, when compared to the median EBITDA CAGR between 2021E to 2023E of 6.5% for the global biotech companies, 9.7% for the conventional agricultural inputs companies and 28.8% for the Latin America agricultural inputs companies; and

•
net operating revenue CAGR between 2021E to 2023E for SuperBac of 46.0%, when compared to revenue CAGR between 2021E to 2023E of 7.0% for the global biotech companies, 6.1% for the conventional agricultural inputs companies and 19.7% for the Latin America agricultural inputs companies.

Based on the foregoing, the XPAC Board determined that the consideration payable for the shares of SuperBac, to be calculated as described above and elsewhere in this proxy statement/prospectus was at an attractive level when compared with the comparable company metrics discussed above.
As described above, XPAC’s management team prepared a comparable companies analysis that includes publicly traded companies chosen, among other reasons, because they have certain operational, business and/or financial characteristics which, for the purposes of analysis by XPAC’s management team and the XPAC Board, may be considered similar to those of SuperBac in certain respects. This analysis was reviewed by the XPAC Board and discussed with XPAC’s management team as part of the information considered by the XPAC Board when taking its decision to enter into the Business Combination Agreement and to recommend the Business Combination to XPAC shareholders. The data for the comparable companies analysis was prepared using data from FactSet Research Systems as of February 9, 2022 for market capitalization and consensus estimated financial performance of the comparable companies for the year ending December 31, 2023 and CAGR data for the period from the year ended December 31, 2021 to the year ending December 31, 2023. This data was compared against the prospective financial information for SuperBac for the year ending December 31, 2023 contained in the Projections described elsewhere in this proxy statement/prospectus. For a reconciliation of SuperBac’s Projected Adjusted EBITDA to its projected net income (loss), see “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.”
In the course of its deliberations, the XPAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Transactions, including, among others, the following (which are not weighted or presented in any order of significance). The following risks, uncertainties and potentially negative reasons is not comprehensive. Shareholders are encouraged to read the “Risk Factors” section of this proxy statement/prospectus in its entirety for a more detailed discussion of the risks associated to SuperBac, XPAC, the Business Combination and the Transaction.
•
SuperBac’s Business Risks and that Benefits May Not Be Achieved.   The XPAC Board considered that XPAC shareholders would be subject to the execution risks associated with PubCo (and indirectly SuperBac) if they retained their XPAC public shares following Closing, which risks are different from the risks related to holding XPAC public shares prior to Closing. In this regard, the XPAC Board considered that there were risks associated with successful implementation of SuperBac’s long-term business plan and strategy and risks to PubCo and SuperBac realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control. The XPAC Board considered the risk that the potential benefits of the Business Combination, including SuperBac’s failure to grow and expand into different markets and products, may not be fully achieved, or may not be achieved within the expected timeframe, and can be influenced by factors including SuperBac’s access to financing and working capital. In addition, the

XPAC Board considered the risk that the future financial performance of SuperBac may not meet the expectations of the XPAC Board due to factors within or outside SuperBac’s control. XPAC shareholders may not fully realize the anticipated benefits to the extent that they expected to retain the public shares following the consummation of the Business Combination.
•
Projections May Not Be Achieved and Valuation Depends on Future Performance.   The XPAC Board considered the risk that SuperBac may not realize the financial performance as set forth in the Projections presented to XPAC’s management team and the XPAC Board. The Projections, including for net operating revenue and Adjusted EBITDA, as well as other forward-looking expectations as to SuperBac’s business, growth and market opportunity, are subject to significant risks, assumptions, estimates and uncertainties and SuperBac’s operating results may vary significantly, which may make future results difficult to predict with certainty (while all projections are necessarily speculative, the XPAC Board believes that prospective financial information covering multiple years is increasingly uncertain with each successive year as the underlying assumptions become increasingly less predictable). The valuation of SuperBac agreed to in the Business Combination Agreement was based in large part on SuperBac’s projected performance in calendar years 2022 through to 2026. Although the XPAC Board believed that the valuation ascribed to SuperBac was fair at the time the Business Combination was announced, there is risk that, if SuperBac does not perform as was expected, the valuation agreed to in the Business Combination Agreement may not reflect the fair market value of SuperBac at the time of Closing.

•
Macroeconomic and Geopolitical Risks.   The XPAC Board considered that macroeconomic uncertainty and geopolitical risks outside the control of SuperBac could adversely impact SuperBac’s business and financial performance. Such factors include the COVID-19 pandemic, the military conflict between Russia and Ukraine, international supply chain constraints, and the 2022 presidential elections in Brazil.

•
Post-Business Combination Corporate Governance.   The XPAC Board considered the corporate governance provisions of the Business Combination Agreement and related documentation, as well as the Proposed Governing Documents, and the effect of those provisions on the governance of PubCo following Closing. The dual class voting structure of PubCo is expected to result in the SuperBac Founder holding approximately 65.7% of the voting rights in PubCo, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants). The Proposed Governing Documents include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo Ordinary Shares is above certain specified thresholds. For so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate a majority of the designees to PubCo’s board of directors, as set forth in the Proposed Governing Documents. The XPAC Board was aware that this right is not available to XPAC public shareholders who will be in a minority position, including shareholders that may hold a large number of shares, whereas they currently hold a majority position in XPAC. The SuperBac Founder will have decisive influence over matters requiring shareholder approval by ordinary resolution and significant influence over matters requiring shareholder approval by special resolution, including significant corporate transactions. See “The Business Combination Agreement — Board of Directors.” In evaluating SuperBac’s business against the general, non-exhaustive criteria and guidelines referred to above, the XPAC Board noted that one such criteria and guideline is to seek a target that has strong corporate governance. Whilst noting this was one of the general, non-exhaustive criteria and guidelines to be considered by XPAC, XPAC’s management team and the XPAC Board, they also noted that the fact that Luiz Augusto Chacon de Freitas Filho, SuperBac’s founder and Chief Executive Officer will remain with SuperBac following Closing and will have the ability to have voting control over PubCo, which will provide important continuity in advancing SuperBac’s strategic and growth objectives. XPAC’s management team and the XPAC Board also noted that there is ample market practice for high growth founder-backed companies in Brazil and abroad seeking US listings to implement dual class voting structures in connection with a US listing in order to incentivize founders to bring companies to the public markets (particularly where investors view the continued involvement of the founder in the business as being a significant factor in a company’s investment case). In addition, XPAC’s management team and the XPAC Board noted that if the SuperBac Founder sells PubCo Class B Ordinary Shares following expiry of the two-year lock-up period (or if the SuperBac Founder sells up to R$70.0 million of PubCo Class A Ordinary Shares as permitted during the lock-up period), unless transferred to an affiliated entity or family member, such high voting PubCo Class B Ordinary Shares would automatically convert into low voting Class A Shares upon such transfer. Holders of PubCo Class A Ordinary Shares will not have rights to appoint directors.
•
Exclusivity.   The fact that the Business Combination Agreement includes a non-solicitation provision that generally prohibits XPAC from soliciting other business combination proposals, which limits XPAC’s ability to consider other potential initial business combinations prior to the termination of the Business Combination Agreement.

•
Minimum Cash Condition.   The XPAC Board considered that the consummation of the Business Combination is conditioned upon satisfaction of the Minimum Cash Condition. If there are significant redemptions by public shareholders prior to the consummation of the Business Combination pursuant to the Existing Governing Documents, thereby reducing the amount of cash available in the Trust Account, and/or if no alternative debt or equity financing arrangement is secured, and/or if significant non-redemption commitments are not obtained from existing public shareholders, then the Minimum Cash Condition may not be satisfied. In the event the Minimum Cash Condition is not satisfied, the Business Combination could not be consummated unless the Minimum Cash Condition is waived by SuperBac.

•
Closing of the Business Combination May Not Occur, Which May Indirectly Cause the Liquidation of XPAC.   The risks and costs to XPAC if the Business Combination is not consummated due to (i) the non-fulfillment of any closing condition, many of which are not within XPAC’s control, including approval by XPAC shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination, or (ii) other circumstances, including the risk of diverting XPAC’s management team focus and resources to other business combination opportunities, which could result in XPAC being unable to effect an initial business combination by August 3, 2023 (or during any extension period) which would force XPAC to liquidate the Trust Account and would cause the warrants to expire worthless.

•
Limitations of Due Diligence.   Although XPAC conducted due diligence on SuperBac, the scope of its review was limited by the time available, the materials provided by SuperBac, the extent of publicly available information, and the inherent uncertainties in any due diligence process. Accordingly, there can be no assurance that XPAC discovered all material issues that may be present with regard to SuperBac’s business, or that factors outside of XPAC’s or SuperBac’s control will not later arise.

•
No Third Party Valuation or Fairness Opinion.   The XPAC Board considered that, in determining whether or not to proceed with the Business Combination, XPAC did not obtain any third party valuation or an opinion from an investment banking firm or another independent firm as to whether the Business Combination is fair to XPAC and its shareholders from a financial point of view.

•
No Survival of Remedies for Breach of Representations, Warranties or Covenants of SuperBac.   The XPAC Board considered that the terms of the Business Combination Agreement provide that XPAC will not have any surviving remedies against SuperBac or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of SuperBac set forth in the Business Combination Agreement. As a result, XPAC shareholders could be adversely affected by, among other things, an inaccurate representation or warranty in the Business Combination Agreement, whether determined before or after the Closing, without any ability to reduce the number of PubCo Ordinary Shares to be issued in the Business Combination or recover for the amount of any damages. The XPAC Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of SuperBac will be, collectively, the majority equityholders in PubCo and would therefore bear a majority of any such losses.

•
Limitations on the Ability of the XPAC Board to Change its Recommendation.   The terms of the Business Combination Agreement contain certain limitations on the ability of the XPAC Board to change its recommendation that the shareholders of XPAC vote in favor of the Business Combination.

•
Fees and Expenses.   The substantial fees and expenses associated with completing the Business Combination, as well as the substantial time and effort of XPAC’s management team required to complete the Business Combination.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Listing Risks.   The challenges associated with preparing SuperBac, a private entity, for the applicable disclosure and listing requirements to which the new combined business will be subject as a publicly traded company on Nasdaq and the potential inability to maintain the listing of PubCo Securities on Nasdaq following the consummation of the Business Combination;

•
Diversion of Management.   The XPAC Board considered that the potential diversion of SuperBac’s management and employee attention prior to and following the consummation of the Business Combination may adversely affect SuperBac’s business.

•
Public Company Readiness.   While the XPAC Board believes SuperBac has a strong management team, the management team has limited experience managing a publicly traded company. In addition, SuperBac has identified certain material weaknesses in its internal control over financial reporting as of December 31, 2021, as further described in this proxy statement/prospectus. The material weaknesses identified relate to a failure to employ a sufficient number of qualified personnel to adequately ensure the appropriate accounting for non-routine transactions, failure to implement appropriate segregation of duties, including over review of journal entries, and failure to review the financial statements for appropriate presentation, including consideration of the application of Brazilian GAAP. These material weaknesses contributed to the identification of material prior year adjustments in SuperBac’s financial statements as part of the 2021 and 2020 financial statement audits. SuperBac’s management and infrastructure will need to develop quickly to support SuperBac as a publicly traded company, and there is a risk that SuperBac may not be able to recruit appropriately skilled professionals to properly prepare timely and accurate reports for filing with the SEC and to remediate the material weaknesses in its internal control over financial reporting. In evaluating SuperBac’s business against the general, non-exhaustive criteria and guidelines referred to above, the XPAC Board noted that one such criteria and guideline is to seek a target that has strong corporate governance and internal processes with standards comparable to a publicly listed company. Whilst noting this was one of the general, non-exhaustive criteria and guidelines to be considered by XPAC, XPAC’s management team and the XPAC Board also took note of the steps SuperBac has taken and expects to take in preparing to be a public company, including preparing to recruit additional accounting personnel and engaging in discussions relating to the appointment of a third-party consultancy firm to assist SuperBac in making improvements in its internal control over financial reporting and Sarbanes-Oxley Act-related preparations. XPAC’s management team and the XPAC Board also noted that XPAC intended to focus its search for a target business in Brazil and, in their professional experience, it is likely that many viable potential business combination targets in Brazil would likely have similar material weaknesses in internal control over financial reporting because the internal finance, accounting and internal control functions of such businesses are often not resourced and operated with a view to becoming a US publicly traded company. XPAC’s management team and the XPAC Board further noted that, in connection with the PCAOB audit of its financial statements, SuperBac’s management was required to complete a formal assessment of the effectiveness of its internal control over financial reporting and that, in many cases, the same or substantially similar requirements do not apply to companies seeking listings outside the United States. XPAC’s management team and the XPAC Board believed that the existence of material weaknesses in internal control was not unusual for a Brazilian-based company that is not an existing SEC reporting company.

•
Additional Risks and Uncertainties.   The risks described above does not purport to be a comprehensive description of all uncertainties, risks and other potentially negative reasons relevant to the

Transactions. The XPAC Board also considered other risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors,” including risks associated with the Business Combination, the business of SuperBac and the business of XPAC, among other risks.
In addition to considering the factors described above, the XPAC Board also considered that certain of the officers and directors of XPAC may have interests in the Business Combination as individuals that may conflict with the interests of XPAC shareholders. XPAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the XPAC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See the section entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” for a further discussion of these considerations.
After considering the foregoing, the XPAC Board concluded that, in its business judgment, the potential benefits to XPAC and its shareholders relating to the Business Combination outweighed the potential negative factors relating to the Business Combination. Accordingly, the XPAC Board determined that the Business Combination Agreement and the transactions contemplated thereby were fair to and in the best interests of XPAC and its shareholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which XPAC is or will be a party and to consummate the transactions contemplated thereby.
In connection with its deliberations, the XPAC Board did not consider the fairness of the consideration to be paid by XPAC in the Business Combination to any person other than XPAC.
As disclosed in the IPO prospectus, pursuant to Nasdaq listing rules, the Business Combination must be approved by a majority of XPAC’s independent directors, which requirement has been satisfied as the Business Combination was approved unanimously by all of XPAC’s directors on April 20, 2022.
The table below sets forth updated market data on comparable companies using data from FactSet Research Systems as of July 5, 2022 for market capitalization and consensus estimated financial performance of the comparable companies set forth below for the year ending December 31, 2023 and CAGR data for the period from the year ended December 31, 2021 to the year ending December 31, 2023. The prospective financial information for SuperBac for the year ending December 31, 2023 referred to in the table below is the same SuperBac projected financial information used in the preparation of the comparable companies analysis as of February 9, 2022 included above. As described below, SuperBac’s management team has informed XPAC’s management team that, as of the date of this proxy statement/prospectus, the Projections continue to be an appropriate expectation of SuperBac’s management team as to the future performance of SuperBac for the period covered by the Projections.
Comparable Companies Data as of July 5, 2022
	SuperBac(1)	Global Biotech Companies		Conventional Agricultural Inputs Companies		Latin America Agricultural Inputs Companies
		Novozymes	CHR Hansen	FMC	Corteva Agriscience	Bioceres	Vittia
Market Capitalization(2)	—	$17 billion	$10 billion	$13 billion	$38 billion	$563 million	$238 million
Enterprise Value(3) / Projected Adjusted EBITDA (2023E) for SuperBac(4) and Vittia(5) compared to Enterprise Value(6) / Projected EBITDA (2023E) for other comparable companies(7)	8.8x	21.6x	21.9x	10.6x	11.3x	8.8x	5.0x
Median		21.7x		11.0x		6.9x

		Comparable Companies Data as of July 5, 2022
	SuperBac(1)	Global Biotech Companies		Conventional Agricultural Inputs Companies		Latin America Agricultural Inputs Companies
		Novozymes	CHR Hansen	FMC	Corteva Agriscience	Bioceres	Vittia
Projected Adjusted EBITDA CAGR (2021E to 2023E) for SuperBac(4) and Vittia(5) compared to EBITDA CAGR (2021E to 2023E) for other comparable companies(7).	93.1%	6.8%	9.1%	8.3%	13.2%	33.0%	32.9%
Median		7.9%		10.7%		32.9%
Enterprise Value(3)(6) / Projected Net Operating Revenue (2023E)(8)	1.2x	7.5x	8.0x	2.9x	2.1x	2.0x	1.1x
Median		7.7x		2.5x		1.5x
Projected Net Operating Revenue CAGR (2021E to 2023E)(8).	46.0%	9.1%	10.2%	6.9%	7.2%	35.4%	22.4%
Median		9.7%		7.0%		28.9%

(1)
Information presented for SuperBac is based on the prospective financial information for SuperBac for the year ending December 31, 2023 contained in the Projections described elsewhere in this proxy statement/prospectus. For the purposes of these calculations, each of enterprise value (R$1.8 billion), Adjusted EBITDA (2023E) (R$204 million) and net operating revenue (2023E) (R$1,505 million) in respect of SuperBac are included in such calculation as amounts in Brazilian reais.

(2)
The source of this data is FactSet Research Systems market data consensus estimates as of July 5, 2022.

(3)
As described above, for the purposes of valuation comparison with SuperBac, the enterprise value of SuperBac is estimated at $360 million (which was calculated as R$1.8 billion converted into U.S. dollars at an assumed exchange rate of R$5.00).

(4)
As described above, in light of the challenges and inherent uncertainties in estimating SuperBac’s projected present value adjustment, SuperBac’s management team elected to take advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue. Accordingly, SuperBac’s projected net operating revenues were presented without a present value adjustment. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue. As such, the reconciliation for Projected Adjusted EBITDA does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place. See “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.” SuperBac’s projected Adjusted EBITDA is being included in this proxy statement/prospectus because it was made available to, and was considered by, XPAC and the XPAC Board in connection with their review of the proposed Business Combination. For a reconciliation of SuperBac’s Projected Adjusted EBITDA to its projected net income (loss), see “— Unaudited Projected Financial Information — SuperBac Projected Non-IFRS Reconciliation.”

(5)
For Vittia, the FactSet Research Systems market data consensus estimates for 2023 presented EBITDA without an adjustment for present value adjustment, although Vittia’s projected net operating revenue was projected net of a present value adjustment. Since the underlying data included projected present value adjustment for 2023. XPAC’s management team calculated projected adjusted EBITDA for

2023 for Vittia by adding back present value adjustment to EBITDA in order to present projected adjusted EBITDA for Vittia that is calculated on the same basis as the projected Adjusted EBITDA for SuperBac.
(6)
For the purposes of this comparable companies analysis, enterprise value for companies other than SuperBac was calculated as the market value of the applicable company’s common stock on a fully- diluted basis, plus total indebtedness, non-controlling interests and investments in unconsolidated subsidiaries, less cash and cash equivalents.

(7)
The source of this data is FactSet Research Systems market data consensus estimates as of July 5, 2022 with respect to consensus estimated financial performance of the comparable companies for the year ending December 31, 2023, and CAGR data for the period from the year ended December 31, 2021 to the year ending December 31, 2023. Because SuperBac’s comparable companies within the peer set other than Vittia present revenues without applying a present value adjustment consistent with the practical expedient under paragraph 63 of IFRS 15, EBITDA (which is presented for companies other than SuperBac and Vittia) is calculated as earnings before interest, tax, depreciation and amortization and, if applicable, do not feature an exclusion of present value adjustment as their revenues do not take into account present value adjustments in the first place.

(8)
As discussed above, the only two companies within the peer set used in the comparable companies analysis that apply a present value adjustment to the revenue presented in their historical financial statements prepared are SuperBac and Vittia. Since SuperBac’s projected net operating revenue does not include a present value adjustment, XPAC’s management team calculated the consensus estimate for Vittia’s 2023 net operating revenue without any present value adjustment.

Unaudited Projected Financial Information
SuperBac does not, and PubCo will not, as a matter of course, make public projections as to future revenues, costs, performance, financial condition or other results. However, SuperBac’s management prepared and provided to the SuperBac Board and to XPAC certain internally prepared unaudited prospective financial information of SuperBac in connection with the evaluation of the Business Combination (the “Projections”). The XPAC Board was provided with the Projections in connection with its consideration of the Business Combination on April 18, 2022 and considered these as part of the decision taken on April 20, 2022 to proceed with the Business Combination and enter into the Business Combination Agreement. The Projections do not take into account any circumstances or events occurring after February 25, 2022, which was the date on which the Projections were prepared.
The Projections were requested by, and disclosed to, XPAC for use as a component of its overall evaluation of SuperBac. The XPAC Board reviewed and discussed the Projections to inform them as to the views of SuperBac’s management of the future financial performance of SuperBac for the four-year period ending December 31, 2026. The Projections are included in this proxy statement/prospectus solely to provide XPAC shareholders with access to information made available in connection with XPAC Board’s consideration of the proposed Business Combination. While the Projections were not prepared for this purpose, the Projections were also shared with potential investors in meetings to discuss potential PIPE Investments in PubCo between February 2022 and April 2022. An investor presentation that included the Projections was furnished on a Current Report on Form 8-K on April 25, 2022, which was also filed as soliciting material pursuant to Rule 425 and Rule 14a-12 of the Exchange Act.
The Projections should not be viewed as guidance or otherwise predictive of actual future events, and actual results may differ materially from the Projections. For all of the reasons described in this section, the Projections described below and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative (particularly in later years where projections by their nature become more speculative with each successive year and the underlying assumptions become even less predictable), and (iii) are subject to a number of risks and uncertainties.
The Projections were prepared solely for internal use, not with a view toward public disclosure, and not with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants or the PCAOB for preparation and presentation of prospective financial information. The Projections have not been audited.

Neither SuperBac’s management team nor its representatives have made or makes any representations to any person regarding the ultimate performance of SuperBac relative to the Projections. The Projections were prepared in good faith by SuperBac’s management team, based on their reasonable best estimates, beliefs and assumptions with respect to the expected future financial performance of SuperBac based on information available to SuperBac at the time the Projections were prepared, including SuperBac’s business plans and growth strategy, and speak only as of that time.
The Projections included in this proxy statement/prospectus were prepared by, and are the responsibility of, SuperBac’s management team. Neither SuperBac’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the Projections contained in this proxy statement/prospectus, and, accordingly, neither SuperBac’s independent registered public accounting firm, nor any other independent accountants have expressed an opinion or any other form of assurance on such information or their achievability, and SuperBac’s independent registered public accounting firm and SuperBac assume no responsibility for, and disclaim any association with, the Projections. The report of SuperBac’s independent registered public accounting firm included in this proxy statement/prospectus relates to SuperBac’s historical financial statements as of and for the years ended December 31, 2021 and 2020 and it does not extend to the Projections and should not be read to do so.
The inclusion of Projections in this proxy statement/prospectus should not be regarded as a representation by SuperBac, PubCo, XPAC, their respective boards of directors, or their respective affiliates, advisors or other representatives that the results contained in the Projections will be achieved, and should not be regarded as an indication that SuperBac, PubCo, XPAC, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, the Projections to be predictive of actual past or future results or to support or fail to support any decision whether to vote for or against the Business Combination. The Projections are not included in this proxy statement/prospectus in order to induce any XPAC shareholders to vote in favor of or against the Business Combination.
The Projections may be materially different than actual future results due to factors beyond SuperBac’s ability to control or predict. The Projections are subjective in many respects and are therefore susceptible to multiple interpretations. Neither XPAC nor PubCo will refer back to the Projections in any future periodic reports filed under the Exchange Act.
Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to XPAC and the XPAC Board in connection with their review of the proposed Business Combination. The Projections were one of several inputs in the evaluation of the Business Combination that were considered by the XPAC Board, although the XPAC Board did not place undue reliance on the Projections. See “The Business Combination Proposal — Certain Other Interests in the Business Combination — The XPAC Board’s Reasons for Approval of the Business Combination.”
SuperBac’s management team based the Projections on a variety of material assumptions and beliefs that are estimates based on, among other things, SuperBac’s historical financial and operational performance, business plans, industry and market data and competitive analyses. Certain material assumptions for the Projections prepared by SuperBac’s management team include those described below:
•
Projected net operating revenue from SuperBac’s crop nutrition products is based on assumptions related to (i) expansion of the sale of SuperBac’s existing products to further states in Brazil, (ii) growth in sales volumes to SuperBac’s existing client and its pipeline of new clients, including a gradual increase of sales of products with expected higher gross margins (the Projections assume a projected gross margin of 25%-28% where SuperBac sells final fertilizer products, an estimated gross margin of 30-35% where SuperBac uses the model of SuperBac blending its biologically-based components with nitrogen, phosphorus and potassium (“NPK”) fertilizers sourced by the client, and a projected gross margin of 50% for SuperBac sales of “BAC-only” products whereby biologically-based components are blended with NPK fertilizers by the client), (iii) decreases in sales prices as a result of assumed decreases in market prices in 2023 and 2024, and (iv) estimated sales price adjusted for expectations as of February 25, 2022 as to inflation in Brazil. SuperBac’s projections of net operating revenue from its crop nutrition products are expected to result in an implied revenue compounded annual growth rate in net operating revenue from crop nutrition of 35% between actual 2021 results to projected 2026 results, which is lower than SuperBac’s historical growth rate from 2020 to 2021. SuperBac projected this growth rate based on (i) the overall trend of commodity fertilizer users moving towards premium and biological products, (ii) geographic expansion of sales, (iii) an increasingly attractive product value propositions for clients based on increased productivity, soil treatment, sustainability and high usability, and (iv) expansion of sales to clients that are currently performing side-by-side tests to enable them to compare product performance.
•
Projected net operating revenue from SuperBac’s crop protection products is based on assumptions related to (i) SuperBac’s expected entry into the crop protection market, which is currently subject to regulatory approval, with sales assume to begin in late 2023, (ii) expected market prices in Brazil (based on average prices for the fourth quarter of 2021) adjusted for then-current inflation expectations, and (iii) projections in relation to SuperBac’s estimated market share of the insecticide, fungicide and nematicide markets in Brazil, which includes assumptions as to the adoption of new SuperBac products by customers, the timing for release of new products to market and the continued growth of target markets. There is no historical precedent for SuperBac’s growth rate in crop protection products as this is a new market that SuperBac intends to enter.

•
Projected net operating revenue from SuperBac’s non-agriculture products is based on assumptions related to product development, regulatory licensing and commercial launch timeline and estimated market share for each market segment, estimated according to market dynamics and product performance assumptions. Non-agriculture products include biological products for municipal and industrial wastewater management, products to optimize biogas production, water treatment products for the oil and gas industry, deodorizing products for home care, prebiotics and probiotics for animal nutrition and biological products for the cosmetics industry.

•
Projected gross profit relating to SuperBac’s crop nutrition products is based on assumptions related to the cost of goods sold, including assumptions related to (i) expectations of raw material prices (based on average prices for the fourth quarter of 2021) adjusted for then-current inflation expectations, (ii) current expectations of freight costs, adjusted by expected inflation in Brazil, and (iii) expected proportional labor and manufacturing fixed costs decreasing over time due to economy of scale efficiencies.

•
SuperBac’s projections of gross profit across its business are expected to result in an implied increase in gross margin of 20 percentage points between actual 2021 results to projected 2026 results. This increase is generally due to change of product mix within crop nutrition (as described above) and expected entry into new market segments (crop protection and non-agricultural products).

•
Projected Adjusted EBITDA and projected Adjusted EBITDA Margin (which is projected at approximately 20% for SuperBac’s crop nutrition products) are based on the assumptions relating to selling, general and administrative expenses, including assuming (i) SuperBac’s current commercial practices relating to commissions, payroll and rebates remain consistent with recent historical practice, (ii) bad debt provisions remain in line with SuperBac’s historical experience, and (iii) gradual research and development expense increases in order to support new product launches and overall business expansion. The Projections do not include estimated costs associated with public company operations, compliance and reporting. Overall, the Projections assume that gross profits will grow at a rate higher than increases in operating expenses as a result of efforts to control costs across functional areas and long-term scale efficiencies in operating costs

•
Projected gross profit, projected Adjusted EBITDA and the projected Adjusted EBITDA Margin (which is projected at approximately 35% to 40% for SuperBac’s crop protection sanitation and oil & gas products and approximately 35% for home care, animal nutrition and cosmetics products) are based on the then-current averages of SuperBac’s market peers in these segments, which SuperBac’s management team believed to be reasonable to assume for SuperBac’s crop protection and non-agricultural products based on their knowledge of the industry.

•
In addition, projected Adjusted EBITDA figures for 2022 to 2026 does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment.

•
Projected capital expenditures based on management estimates of investment needed for future production capacity expansion, in line with estimated net operating revenue growth.

•
Projected free cash flow is based on estimated net operating revenue growth and operating efficiencies and was projected assuming optimization of SuperBac’s working capital, mainly due to product mix changes, no assuming no additional unplanned capital expenditures, and a R$200.0 million reduction in SuperBac’s long-term debt using part of the proceeds of the Business Combination.

•
The Projections also assume that SuperBac will grow organically, will not have any material divestitures or make any other material changes in its business or operations.

•
The Projections are also based on other general business, financial and market assumptions, including that SuperBac focuses on maintaining close relationships with its current customers, SuperBac’s ability to develop and foster strong relationships with new customers, SuperBac’s ongoing ability to source raw materials in a manner and cost profile consistent with historical experience, the outcomes of SuperBac’s research, development and commercialization activities, and SuperBac’s current and anticipated market position relative to peers.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates, beliefs and assumptions, including, but not limited to, general business, economic, financial, regulatory, industry, market and competitive conditions, as well as assumptions about matters specific to the business of SuperBac, all of which are difficult to predict and many of which are beyond the control of SuperBac. In particular, the Projections reflect SuperBac’s beliefs and expectations regarding revenue growth rates, including underlying assumptions related to customer demand, the size of the overall market, SuperBac’s ability to expand its business into other states in Brazil and into new business verticals, the success of its research, development and commercialization and its expected expansion of its product offering, and such beliefs and expectations may not correspond with actual future results. The Projections assume significant expansion in SuperBac’s product offerings within crop nutrition (which represented substantially all of SuperBac’s net operating revenue for the year ended December 31, 2021), as well as the continued research and development and commercialization of crop protection and non-agricultural products to enable SuperBac to enter those markets at scale. SuperBac’s agribusiness vertical was responsible for generating 98.4% and 99.2%, respectively, of its net operating revenues in 2020 and 2021.
Therefore, SuperBac’s future business and financial performance will be significantly impacted by its ability to successfully expand sales of its existing products and to enter new markets with products that SuperBac currently intends to develop and bring to market, which will significantly impact actual results, particularly as to net operating revenue projections. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” beginning on page 106 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15 of this proxy statement/prospectus. In addition, the Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year.
SuperBac cautions that its assumptions may not materialize, and that market developments and economic conditions may render such assumptions subject to greater uncertainty. SuperBac believes that the assumptions built into the Projections were reasonable at the time the Projections were prepared, given the information SuperBac had at that time and its business strategy at such time. However, there are important factors that may affect actual results and cause the results reflected in the Projections not to be achieved include, among other things, risks and uncertainties relating to SuperBac’s business, industry performance, and general business and economic conditions, including the ongoing impacts of the COVID-19 pandemic and political, geopolitical and macroeconomic factors, especially considering the recent military conflict between Russia and Ukraine, commodity prices and the 2022 presidential elections in Brazil. The Projections also reflect assumptions as to certain business decisions and strategy that are subject to change.
In addition, the Projections were prepared and provided prior to the announcement of the Business Combination, treating SuperBac on a standalone basis, without giving effect to, and as if SuperBac never contemplated, the Business Combination, including the impact of negotiating or executing the Transactions, the expenses that may be incurred in connection with consummating the Transactions, the expected increase in cash balances and greater working capital, the effect of any business or strategic decision or action that has been or will be taken as a result of the Business Combination Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Business Combination Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions.
The Projections were prepared by SuperBac’s management team in February 2022. After February 2022, XPAC’s management team has periodically discussed with SuperBac’s management team whether the Projections continue to represent an appropriate expectation of SuperBac’s future performance for the period covered by the Projections (including XPAC’s management team having such discussions with SuperBac’s management team prior to entering into the Business Combination Agreement and prior to each time the registration statement of which this proxy statement/prospectus forms part (or an amendment thereto) was filed with the SEC). SuperBac’s management team has informed XPAC’s management team that, as of the date of this proxy statement/ prospectus, the Projections continue to be an appropriate expectation of SuperBac’s management team as to the future performance of SuperBac for the period covered by the Projections.
In each discussion, XPAC’s management team discussed with SuperBac’s management team whether there have been any significant changes to any of the material assumptions described above upon which the Projections were based. XPAC’s management team noted that projected sales prices and raw material costs were based on average prices for the fourth quarter of 2021 and adjusted for then-current inflation expectations. SuperBac’s management team explained that, while costs of goods sold have increased as a result of increases in commodity prices as a result of the Russian invasion of Ukraine, SuperBac has generally been successful in passing on these increased costs to its customers, as sales prices have increased across the market as a whole. In addition, SuperBac’s management team noted that the Russian invasion of Ukraine may also benefit SuperBac by providing it with access to potential government incentives or subsidies should a scenario of fertilizer shortages prolong itself in the long term. However, because the duration and extent of this increase in sales (which has been experienced after the Projections were prepared) is uncertain, both SuperBac’s management team and XPAC’s management team believes that it would not be appropriate to update the Projections to reflect the short- to medium-term impact of increased sales prices experienced by SuperBac since the Russian invasion of Ukraine. SuperBac’s management team and XPAC’s management team further noted that SupeBac’s actual financial performance was not expected to deviate materially from the Projections in the short term.
For example, based on the 2022 year-to-date performance of SuperBac, SuperBac’s management believes that its results of operations for the year ending December 31, 2022 will not materially deviate from the Projections. As of June 30, 2022, based on SuperBac’s unaudited condensed financial statements for the six months ended June 30, 2022 included elsewhere in this proxy statement/prospectus, SuperBac had achieved 36.7% of its projected 2022 net operating revenue (i.e. with 63.3% remaining to be achieved in the second half of 2022 if SuperBac were to achieve its 2022 projected net operating revenue). Based on SuperBac’s preliminary expectations for the nine months ended September 30, 2022 included elsewhere in this proxy statement/prospectus, SuperBac expects to have achieved in the nine months ended September 30, 2022 between 79.9% and 82.4% of its projected 2022 net operating revenue (i.e. with 17.6% and 20.1% remaining to be achieved in the fourth quarter of 2022 if SuperBac were to achieve its 2022 projected net operating revenue). As described elsewhere in this proxy statement/prospectus, SuperBac’s sales of its agribusiness solutions, primarily our crop nutrition solutions, are significantly influenced by the seasonal effects of the growing and harvesting seasons in Brazil, which run from mid-June through December, usually reaching peak sales volumes in September of each year. SuperBac’s sales revenues during this period represented 79.7% of its net operating revenues in 2021 and 75.1% of its net operating revenues in 2020. XPAC’s management team believe that this indicates that SuperBac may be on track to meet SuperBac’s projected 2022 net operating revenue.
SUPERBAC AND PUBCO DO NOT EXPECT TO GENERALLY PUBLISH THEIR BUSINESS PLANS AND STRATEGIES OR MAKE EXTERNAL DISCLOSURES OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NONE OF SUPERBAC, PUBCO NOR XPAC INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE

PROJECTIONS. BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROJECTIONS FOR SUPERBAC, NEITHER XPAC, SUPERBAC NOR PUBCO UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
NONE OF SUPERBAC, PUBCO, XPAC, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SUPERBAC SHAREHOLDER, XPAC SHAREHOLDER OR ANY OTHER PERSON REGARDING PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS HAVE BEEN OR WILL BE ACHIEVED.
The key elements of the Projections provided by the SuperBac’s management team to XPAC are summarized in the tables below. The Projections were originally prepared in Brazilian reais, which is SuperBac’s functional and reporting currency.
This proxy statement/prospectus includes SuperBac’s historical audited consolidated financial statements as of December 31, 2021 and 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020, as well as selected consolidated historical financial data of SuperBac derived from such financial statements. Therefore, the Projections should be read alongside such historical financial information for SuperBac. See “Selected Consolidated Historical Financial Data of SuperBac,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac,” and SuperBac’s financial statements and the notes related thereto, included elsewhere in this proxy statement/prospectus.

Projections for Years Ending December 31, 2022, 2023, 2024, 2025 and 2026
The Projections are set forth below:
	SuperBac Unaudited Projected Financial Information for the Years Ending December 31,
	2022E	2023E	2024E	2025E	2026E
	(in R$ millions, except for percentages)
Net Operating Revenue(1)	1,201	1,505	1,788	2,496	3,161
Year-on-Year Growth in Net Operating Revenue	70%	25%	19%	40%	27%
Gross Profit	330	465	597	945	1,249
Gross Margin	27%	31%	33%	38%	40%
Adjusted EBITDA(2)	151	204	270	438	621
Total Selling, General and Administrative Expenses and Research and Development Expenses	(179)	(262)	(327)	(507)	(628)
Year-on-Year Growth	—	46%	25%	55%	24%
Selling Expenses	(96)	(116)	(131)	(157)	(190)
General and Administrative Expenses	(64)	(78)	(110)	(209)	(285)
Research and Development Expense	(19)	(68)	(86)	(141)	(153)
Adjusted EBITDA(2)	151	204	270	438	621
Adjusted EBITDA Margin(3)	13%	14%	15%	18%	20%
Adjusted EBITDA(2)	151	204	270	438	621
(-) Taxes	(39)	(70)	(91)	(146)	(211)
(-) Change in Net Working Capital	(76)	30	24	9	(33)
Cash Flow from Operations	35	164	204	301	378
(-) CAPEX and Investments	(44)	(53)	(103)	(104)	(39)
Cash Flow from Investments	(44)	(53)	(103)	(104)	(39)
Cash Flow from Operations as a Percentage of Adjusted EBITDA(2)(4)	24%	80%	75%	69%	61%
Free Cash Flow(4)	(9)	111	101	197	339
Year-on-Year Growth in Free Cash Flow		n.m.	91%	196%	172%

(1)
In light of the challenges and inherent uncertainties in estimating SuperBac’s projected present value adjustment, SuperBac’s management team elected to take advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue. Accordingly, SuperBac’s projected net operating revenues were presented without a present value adjustment. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue.

(2)
SuperBac calculates Projected Adjusted EBITDA as projected net income (loss) before projected financial result (net), projected income tax and social contribution, projected depreciation and amortization, projected present value adjustments, executive compensation, changes in fair value of investment property and non-recurring items. SuperBac’s Projected Adjusted EBITDA is being included in this proxy statement/prospectus because it was made available to, and considered by, XPAC and the XPAC Board in connection with their review of the proposed Business Combination. For a reconciliation of SuperBac’s Projected Adjusted EBITDA to its projected net income (loss), see “— SuperBac Projected Non-IFRS Reconciliation” below.
(3)
SuperBac calculates Projected Adjusted EBITDA Margin as Projected Adjusted EBITDA divided by projected net operating revenue. SuperBac’s Projected Adjusted EBITDA Margin is being included in this proxy statement/prospectus because it was made available to, and considered by, XPAC and the XPAC Board in connection with their review of the proposed business combination.

(4)
We calculate Projected Free Cash Flow as projected net cash used in / provided by operating activities, less net cash used in / provided by investing activities. For a reconciliation of SuperBac’s Projected Free Cash Flow to its projected net cash used in / provided by operating activities, see “— SuperBac Projected Non-IFRS Reconciliation” below.

The table below provides a breakdown of projected net operating revenue and gross profit for Crop Nutrition, Crop Protection and non-agriculture (comprising sanitation, oil & gas and consumer goods verticals):
	SuperBac Unaudited Projected Financial Information for the Years Ending December 31,
	2022E	2023E	2024E	2025E	2026E
	(in R$ millions, except for percentages)
Net Operating Revenue(1)	1,201	1,505	1,788	2,496	3,161
Crop Nutrition	1,171	1,411	1,580	1,899	2,295
Year-on Year Growth	—	20%	12%	20%	21%
Crop Protection	—	—	53	241	446
Year-on Year Growth	—	n.m	n.m	357%	85%
Non-agriculture	30	94	156	356	421
Year-on Year Growth		215%	66%	128%	18%
Gross Profit	330	465	597	945	1,249
Crop Nutrition	312	413	476	592	733
Year-on Year Growth	—	29%	30%	31%	32%
Crop Protection	—	—	32	144	268
Year-on Year Growth	—	n.m.	60%	60%	60%
Non-agriculture	18	52	89	209	249
Year-on Year Growth		55%	57%	59%	59%

(1)
In light of the challenges and inherent uncertainties in estimating SuperBac’s projected present value adjustment, SuperBac’s management team elected to take advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue. Accordingly, SuperBac’s projected net operating revenues were presented without a present value adjustment. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue. As such, the reconciliation for Projected Adjusted EBITDA does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place.

SuperBac Projected Non-IFRS Reconciliation
Projected Adjusted EBITDA and Projected Adjusted EBITDA Margin
SuperBac calculates Projected Adjusted EBITDA as projected net income (loss) before projected financial result (net), projected income tax and social contribution, projected depreciation and amortization, projected present value adjustments, executive compensation, changes in fair value of investment property and non-recurring items. SuperBac calculates Projected Adjusted EBITDA Margin as Projected Adjusted EBITDA divided by projected net operating revenue.
SuperBac’s Projected Adjusted EBITDA and Projected Adjusted EBITDA Margin are being included in this proxy statement/prospectus because they were made available to, and considered by, XPAC and the XPAC Board in connection with their review of the proposed Business Combination.
The following table sets forth a reconciliation of SuperBac’s Projected Adjusted EBITDA and Projected Adjusted EBITDA Margin to projected profit (loss) for each of the years indicated:
	Year Ended December 31,
	2022E	2023E	2024E	2025E	2026E
	(in millions of R$, except percentages)
Profit (loss) for the year(*)	76	137	176	283	409
(+) Financial result, net	(9)	36	41	47	58
(+/-) Income tax and social contribution	(39)	(70)	(91)	(146)	(211)
Projected EBIT	124	171	226	382	561
(+) Present value adjustment	(*)	(*)	(*)	(*)	(*)
(+) Executive compensation	—	—	—	—	—
(-) Changes in fair value of investment property	—	—	—	—	—
(+) Non-recurring items	—	—	—	—	—
(+) Depreciation and amortization	(27)	(33)	(44)	(56)	(60)
Projected Adjusted EBITDA(*)	151	204	270	438	621
Net operating revenue(*)	1,201	1,505	1,788	2,496	3,161
Projected Adjusted EBITDA Margin	13%	14%	15%	18%	20%

(*)
In light of the challenges and inherent uncertainties in estimating SuperBac’s projected present value adjustment, SuperBac’s management team elected to take advantage of the practical expedient under paragraph 63 of IFRS 15 in order to prepare SuperBac’s projected net operating revenue; accordingly, SuperBac’s projected net operating revenues were presented without a present value adjustment. Therefore, SuperBac’s projected net operating revenue is not comparable with SuperBac’s historical net operating revenue, since SuperBac’s practice is to apply a present value adjustment to its historical net operating revenues. In the years ended December 31, 2021 and 2020, the present value adjustment represented 4.5% and 6.2%, respectively, of net operating revenue. As such, the reconciliation for Projected Adjusted EBITDA does not include any adjustment for present value adjustment because SuperBac’s projected net operating revenue was not projected net of present value adjustment in the first place.

Projected Free Cash Flow
SuperBac calculates Projected Free Cash Flow as projected net cash used in / provided by operating activities, less net cash used in / provided by investing activities. SuperBac’s Projected Free Cash Flow being included in this proxy statement/prospectus because it was made available to XPAC and the XPAC Board in connection with their review of the proposed business combination. Accordingly, you are cautioned not to place reliance on SuperBac’s Projected Adjusted EBITDA or Projected Adjusted EBITDA Margin in making a decision regarding the Business Combination.

The following table below sets forth a reconciliation of SuperBac’s Projected Free Cash Flow to projected net cash used in / provided by operating activities for each of the years indicated:
	Year Ended December 31,
	2022E	2023E	2024E	2025E	2026E
	(in millions of R$, except percentages)
Net cash used in / provided by operating activities	35	164	204	301	378
(-) Net cash used in / provided by investing activities	(44)	(53)	(103)	(104)	(39)
Projected Free Cash Flow	(9)	111	101	197	339
We encourage you to review the financial statements of SuperBac included elsewhere in this proxy statement/prospectus, as well as the financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
Satisfaction of 80% Test
It is a requirement under our Existing Governing Documents and Nasdaq listing requirements that the Business Combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of our execution of a definitive agreement for our initial business combination.
As of September 30, 2022, the balance of the funds in the Trust Account was $213,205,260 (excluding an aggregate of $7,686,396 of deferred underwriting commissions and deferred advisory fees) and 80% thereof represents $170,564,208.
As described under “The Business Combination Agreement — Consideration to be Received in the Business Combination,” the valuation ascribed to SuperBac in the Business Combination is calculated as $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement) minus (a) the SuperBac Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), minus (b) the Sponsor Final Promote Amount, minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness, as adjusted downwards in respect of any Remaining Minority Company Shares.
In reaching its conclusion that the Business Combination meets the test of 80% of the value of the Trust Account, the XPAC Board looked at the consideration payable for the shares of SuperBac, as described above. In determining whether such consideration represents the fair market value of SuperBac, the XPAC Board considered all of the factors described above in this section and the fact that the purchase price for SuperBac was the result of an arm’s-length negotiation. As a result, the XPAC Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the value of the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of execution of the Business Combination Agreement. In light of the financial background and experience of the members of XPAC’s management team and the XPAC Board, the XPAC Board believes that the members of XPAC’s management team and the XPAC Board are qualified to determine whether the business combination meets the test of 80% of the value of the Trust Account. The XPAC Board did not seek or obtain an opinion of an outside financial adviser as to whether the test of 80% of the value of the Trust Account has been met.
Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination
When considering the XPAC Board’s recommendation that our shareholders vote in favor of the approval of the Business Combination, XPAC shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of XPAC’s directors and officers have interests in the Business Combination that may conflict with the interests of other shareholders generally. XPAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. XPAC shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:
•
the fact that our initial shareholders hold 5,490,283 XPAC Founder Shares (including 5,400,283 XPAC Founder Shares held by our Sponsor), for which our Sponsor paid $25,000, will convert on a one-for-one basis, into 5,490,283 PubCo Class A Ordinary Shares as of the Initial Merger Effective Time, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in PubCo, as shown in the table below, and will be worthless if we do not consummate our initial business combination:

	XPAC Class B Ordinary Shares(1)	Value of XPAC Class B Ordinary Shares implied by Business Combination(2)	Value of XPAC Class B Ordinary Shares based on recent trading price(3)
Sponsor	5,400,283	$54,002,830	$53,732,816
Chu Chiu Kong	—	—	—
Guilherme Teixeira	—	—	—
Fabio Kann	—	—	—
Marcos Peixoto	—	—	—
Denis Pedreira	30,000	$300,000	$298,500
Ana Cabral-Gardner	30,000	$300,000	$298,500
Camilo de Oliveira Tedde	30,000	$300,000	$298,500

(1)
Interests shown consist solely of XPAC Founder Shares. Such shares will automatically convert into PubCo Class A Ordinary Shares upon the Initial Merger Effective Time on a one-for-one basis.

(2)
Assumes a value of $10.00 per share, the deemed value of the PubCo Class A Ordinary Shares in the Business Combination. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(3)
Assumes a value of $9.95 per share, which was the closing price of the XPAC Class A Ordinary Shares on Nasdaq on November 29, 2022. In addition, assumes consummation of the Business Combination and that the PubCo Class A Ordinary Shares are unrestricted and freely tradable.

•
the fact that if our initial business combination is not consummated by August 3, 2023 or during any extension period, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 4,261,485 private placement warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $255,689, as of November 29, 2022 (based on $0.06 per warrant, which was the closing price of the XPAC Warrants on Nasdaq on November 29, 2022);

•
the fact that given the differential in the purchase price that the Sponsor paid for the XPAC Class B Ordinary Shares as compared to the price of the public shares sold in the IPO and the 5,400,283 PubCo Class A Ordinary Shares that the Sponsor will receive upon conversion of the XPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trades below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the consummation of the Business Combination;

•
the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to its XPAC Founder Shares and any public shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of XPAC Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if XPAC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 3, 2023 or during any extension period, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than XPAC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under XPAC’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, unless an initial business combination is completed, XPAC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $5.0 million through to consummation of the Business Combination, excluding deferred underwriting commission and deferred advisory fees) from funds outside of the Trust Account, which funds are limited;

•
the fact that, in March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000, amended on December 27, 2021, to be payable upon consummation of the Business Combination. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note;

•
the fact that pursuant to the A&R Registration Rights Agreement, the Sponsor can demand registration of its registrable securities and it will also have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing, whereas it does not have such rights today;

•
the potential for one of our directors or officers to be appointed as a director or officer of PubCo;

•
the continued indemnification of current directors and officers of XPAC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Acquisition Closing;

•
the fact that XP Investimentos, an indirect wholly owned subsidiary of XP, will be entitled to receive a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon consummation of the Business Combination, which could give rise to conflicts of interest as (i) XPAC, the Sponsor and XP Investments US (which was engaged as a Co-Placement Agent in connection with seeking PIPE Investments) are affiliates of XP, and (ii) XPAC’s management team and two members of the XPAC Board are currently employed by an affiliate of XP and are not independent of XP;

•
the fact that the Modal PIPE Financing is intended to be provided by Modal upon consummation of the Business Combination. The Modal Warrants to be issued as part of the Modal PIPE Financing would entitle Modal to purchase up to 4,347,826 PubCo Class A Ordinary Shares (subject to certain assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”). This could give rise to conflicts of interest as the XP group, of which the Sponsor and XPAC form part, has entered into a memorandum of understanding to merge Modal with Banco XP S.A. (a subsidiary within the XP group and an affiliate of the Sponsor and XPAC), and upon closing of the merger, or upon implementation of an alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC, because XP would be the controlling shareholder of each of Banco XP S.A. and the Sponsor. For more information see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing”;

•
the fact that certain of our directors and officers currently have, and any of them in the future may have additional fiduciary and contractual duties to other entities, including without limitation, XP and XP affiliated entities, which includes accounts and investment vehicles related to them and their portfolio companies. Specifically, certain of our officers and directors are employed by or affiliated with XP and its direct and indirect affiliates, including XP Asset Management. These entities may compete with us for acquisition opportunities and may have overlapping investment objectives and potential conflicts may arise with respect to XP’s decision regarding how to allocate investment opportunities among these funds; and

•
the fact that Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.

These interests may influence XPAC’s directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination.
Certain Other Interests in the Business Combination
In addition to the interests of XPAC’s directors and officers and the Sponsor in the Business Combination (see “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination”), you should be aware that Citi and XP Investimentos and XP Investments US have financial interests that may conflict with the interests of XPAC shareholders and XPAC warrantholders generally.
Citi served as underwriter for the IPO and is entitled to receive $5,380,477 of deferred underwriting commission therefrom in connection with the consummation of our initial business combination. In addition, we engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as our financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, and XP Investimentos will be entitled to deferred advisory fees of $2,305,919 upon the consummation of our initial business combination. In the event that XPAC does not complete an initial business combination by August 3, 2023, or during any extension period, and XPAC is therefore required to be liquidated, then no deferred underwriting commission will be payable to Citi and no deferred advisory fees will be payable to XP Investimentos.
The Co-Placement Agents have been engaged by XPAC in connection with seeking PIPE Investments. In addition, whether or not the Business Combination is consummated, the Co-Placement Agents are entitled to receive expense reimbursement customary for PIPE transactions of this nature (subject to the terms and conditions of the Co-Placement Agents’ engagement letter with XPAC). XPAC also has agreed to indemnify the Co-Placement Agents and certain related persons against liabilities arising out of its engagement or information contained in or omitted from the offering materials in connection with any PIPE Investments or this proxy statement/prospectus and the registration statement of which it forms part. See the sections entitled “Risk Factors — Risks Related to XPAC and the Business Combination — Citi has a potential conflict of interest regarding the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — XP Investments US has a potential conflict of interest regarding the Business Combination.”
Therefore, each of Citi, XP Investimentos and the Co-Placement Agents has a financial interest in XPAC completing a business combination that will result in the payment of the deferred underwriting commission, deferred advisory fees and PIPE Investment placement fees, as applicable. In considering approval of the Business Combination, the shareholders of XPAC should consider the respective roles of

Citi, XP Investimentos and the Co-Placement Agents in light of their financial interest in the Business Combination being consummated.
As of the date of this proxy statement/prospectus, XPAC has not received notice from Citi, XP Investimentos or either Co-Placement Agent regarding any intent to resign or withdraw from any of their current roles or capacities with respect to the Business Combination or otherwise cease involvement with the Business Combination. As of the date of this proxy statement/prospectus, Citi has not waived its entitlement to the deferred underwriting commission referred to above and XP Investimentos has not waived its entitlement to the deferred advisory fees referred to above.
Except for the roles of Citi, XP Investimentos and the Co-Placement Agreements as described in this proxy statement/prospectus, no financial advisors have served or advised XPAC, SuperBac or PubCo in connection with the Business Combination.
None of Citi, XP Investimentos and the Co-Placement Agents, nor any other advisor is entitled, formally or informally, to be retained or engaged in any future matter after the consummation of the Business Combination.
Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of XPAC Class A Ordinary Shares or the warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Initial Merger, under the section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.
The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after a merger is authorized. It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available.
However, pursuant to the terms of the Business Combination Agreement, if an XPAC shareholder validly exercises their dissenters’ rights under the Companies Act, (i) either XPAC or SuperBac may determine not to effect the consummation of the Initial Merger until after the expiry of the specified period in order to avail themselves of the exemption at section 239(1) of the Companies Act, and (ii) unless XPAC and SuperBac elect by agreement in writing to waive the relevant provisions of the Business Combination Agreement, no party to the Business Combination Agreement will be obligated to commence the Initial Closing until such specified period has lapsed.
Regardless of whether dissenters’ rights are or are not available, XPAC shareholders can exercise the rights of redemption described herein. The XPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.
Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Regulatory Approvals Required for the Business Combination
XPAC and SuperBac will use commercially reasonable efforts to obtain any necessary regulatory approvals under any applicable laws for the Transactions.
Listing of PubCo’s Ordinary Shares
Approval of the listing on Nasdaq of PubCo’s Ordinary Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal is not conditioned on the approval of any other proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the transactions contemplated by the Business Combination Agreement, dated as of April 25, 2022, as amended by the Amendment Agreement to the Business Combination Agreement, dated as of December 2, 2022, and as it may be further amended, supplemented, or otherwise modified from time to time, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac, pursuant to which, among other things, SuperBac will become an indirect subsidiary of PubCo, with PubCo indirectly owning at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis), on the terms and conditions set forth therein, be authorized, approved and confirmed in all respects, including with respect to the approval of (i) the Acquisition Merger, pursuant to the Plan of Acquisition Merger, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by XPAC in connection with the Business Combination.”
Recommendation with Respect to the Business Combination
The XPAC Board considered all of interests described in the section entitled “The Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “The Business Combination Proposal — Certain Other Interests in the Business Combination” together with the factors described in the section entitled “The Business Combination Proposal — Certain Other Interests in the Business Combination — The XPAC Board’s Reasons for Approval of the Business Combination” as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement is advisable, fair to and in the best interests of XPAC and its shareholders and recommends that the shareholders vote or instruct that their vote be cast “FOR” the approval of the Business Combination Proposal.

The XPAC Board based its decisions on the totality of the information presented to it and considered by it. In light of the number and variety of the factors considered in connection with its evaluation of the Business Combination, the XPAC Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the XPAC Board may have viewed factors differently or given different weights to other or different factors.
The explanation of XPAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15 of this proxy statement/prospectus and “Risk Factors” beginning on page 106 of this proxy statement/prospectus.
THE XPAC BOARD RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL. WHEN YOU CONSIDER THE RECOMMENDATION OF THE XPAC BOARD, YOU SHOULD KEEP IN MIND THAT XPAC’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE TRANSACTION THAT MAY CONFLICT WITH YOUR INTERESTS AS A SHAREHOLDER, WHICH ARE DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

THE BUSINESS COMBINATION AGREEMENT
The following summary describes certain material provisions of the Business Combination Agreement. This summary is qualified in its entirety by reference to the full text of the Business Combination Agreement . Copies of each the Business Combination Agreement, and of the Amendment Agreement to the Business Combination Agreement, are attached to this proxy statement/prospectus as Annexes A-1 and A-2, respectively. You are encouraged to carefully read the Business Combination Agreement in its entirety for a more complete understanding of the Business Combination. The Business Combination Agreement is included to provide investors and security holders with information regarding the terms of the Business Combination Agreement. In particular, the assertions embodied in representations and warranties by the parties contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also qualified, modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. XPAC and PubCo do not believe that these schedules contain information that is material to an investment decision.
The Business Combination Agreement and the Amendment Agreement to the Business Combination Agreement
On April 25, 2022, XPAC, PubCo, Merger Sub 1, Merger Sub 2, and SuperBac entered into the Business Combination Agreement.
On December 2, 2022, the parties to the Business Combination Agreement amended the Business Combination Agreement by entering into the Amendment Agreement to the Business Combination Agreement. Pursuant to the Amendment Agreement to the Business Combination Agreement, the parties agreed to extend the Outside Date (as defined below), which is the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date. Prior to the amendment, the Outside Date was November 21, 2022 (being the date that was the 210th day following the execution and delivery of the Business Combination Agreement). Pursuant to the Amendment Agreement to the Business Combination Agreement, the Outside Date was extended to January 31, 2023 (and if such date is not be a business day, then the next following business day).
The Pre-Closing Exchange
The Business Combination Agreement provides that, upon or prior to the Acquisition Merger, SuperBac shareholders that have agreed to participate in the Business Combination may contribute all of their SuperBac Exchangeable Securities into one or more Shareholder Entity in exchange for newly issued shares of the Shareholder Entities in order for such SuperBac shareholders to become the direct or indirect shareholders of such Shareholder Entities and such Shareholder Entities to become direct or indirect shareholders of SuperBac.
Upon or prior to the Acquisition Merger, SuperBac shareholders collectively representing at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis) immediately prior to the Pre-Closing Exchange, and Shareholder Entities controlled by each of them, if any, will contribute or otherwise convey to Newco: (i) all of the SuperBac Exchangeable Securities held by such SuperBac shareholders and by their respective Shareholder Entities, if any, other than the SuperBac Founder Shares, in exchange for Newco Class A Shares as and to the extent contemplated by the Investment Agreement; and (ii) all of the SuperBac Founder Shares held by the SuperBac Founder and its Shareholder Entities, if any, in exchange for Newco Class B Shares as and to the extent contemplated by the Investment Agreement.
After immediately giving effect to the Pre-Closing Exchange, SuperBac shall become a direct subsidiary of Newco in which Newco owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis).

The Mergers
In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties have agreed that, on the terms and subject to the conditions set forth therein, (i) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity, and (ii) at least one day following the Initial Merger, Merger Sub 2 will merge with and into Newco with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo.
Pursuant to the terms of the Business Combination Agreement, (i) SuperBac shall become an indirect subsidiary of PubCo in which PubCo owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis), and (ii) the SuperBac Founder, XPAC shareholders (including the Sponsor) who do not redeem their public shares and the SuperBac shareholders will become shareholders of PubCo.
Structure
Pre-Business Combination Structure
The following diagram depicts the simplified organizational structure of XPAC, PubCo and SuperBac immediately before the Business Combination.
Post-Business Combination Structure
The following diagram depicts the simplified organizational structure of PubCo and its subsidiaries immediately after the consummation of the Business Combination.

(1)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).

(2)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(3)
Includes 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption scenario.

(4)
Includes 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption scenario.

Effective Times of the Mergers and Consummation of the Business Combination
The Mergers are to become effective by the registration of the respective plan of merger for the relevant Merger by the Cayman Islands Registrar of Companies and each will be effective immediately upon such registration.
Subject to the terms and conditions of the Business Combination Agreement, the closing will take place at a time and place to be specified by XPAC and SuperBac, on the date which is three business days after the date on which all of the conditions described below under the subsection entitled “The Business Combination — The Business Combination Agreement — Conditions to Complete the Business Combination,” have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as XPAC and SuperBac may mutually agree.
If any XPAC shareholder gives to XPAC written objection to the Initial Merger, XPAC shall, following the XPAC Shareholders’ Approval, promptly give written notice of the authorization of the Initial Merger to each such XPAC shareholder who has made a written objection. Unless XPAC and SuperBac elect by agreement in writing to waive, no party to the Business Combination Agreement will be obligated to commence the Initial Closing until at least 20 days since the date on which the XPAC gives written notice of the authorization of the Initial Merger.
XPAC, SuperBac and PubCo currently expect to complete the Business Combination in the second half of 2022. However, any delay in satisfying any conditions to the Business Combination could delay consummation of the Business Combination. If the Closing has not occurred by January 31, 2023, subject to certain conditions, either XPAC or SuperBac may terminate the Business Combination Agreement.
Consideration to be Received in the Business Combination
XPAC Shareholders Merger Consideration
At the Initial Merger Effective Time, each unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one XPAC Class A Ordinary Share and one-third of a warrant in accordance with the terms of the units.
Immediately following the separation of each unit, each XPAC Class A Ordinary Share and XPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any XPAC Dissenting Shares), will be cancelled and automatically converted into the right to receive one PubCo Class A Ordinary Share. Each XPAC Class A Ordinary Share validly submitted for redemption in the manner set forth in this proxy statement/prospectus will, in accordance with the Existing Governing Documents, be cancelled and redeemed prior to the Initial Merger Effective Time and for the avoidance of doubt will not be entitled to any merger consideration.
Immediately prior to the Initial Merger Effective Time, each warrant outstanding immediately prior to the Initial Merger Effective Time will cease to represent a right to acquire XPAC Class A Ordinary Shares and will instead represent the right to acquire the same number of PubCo Class A Ordinary Shares, at the same exercise price of $11.50 per share and on the same other terms as in effect immediately prior to the Initial Merger Effective Time.
As a holder of XPAC Class B Ordinary Shares, the Sponsor shall be entitled to receive PubCo Class A Ordinary Shares as described above and the Sponsor has agreed to forfeit certain of those PubCo Class A Ordinary Shares depending on the extent to which the cash made available to PubCo at the Acquisition Closing (prior to payment of expenses) is less than the balance in the Trust Account prior to the Acquisition Closing. Therefore, as provided in the Sponsor Support Agreement, in the event that, immediately prior to the Acquisition Closing, the Relevant Amount is less than the Pre-Transaction Trust Account Balance, the Sponsor shall surrender and forfeit (and the Sponsor shall take all actions necessary to effect such surrender and forfeiture), for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares pursuant to the Business Combination Agreement (rounded down to the nearest PubCo Class A Ordinary Share). For the avoidance of doubt: (i) if the Relevant Amount exceeds the Pre-Transaction Trust Account Balance, there shall be no surrender and forfeiture under the Sponsor Support Agreement, and (ii) such provisions are without prejudice to the requirement of the Sponsor to agree to an XPAC Expenses Excess Sponsor Forfeiture (as defined in the Business Combination Agreement) (if so elected by the Sponsor and notified by XPAC to SuperBac pursuant to the Business Combination Agreement).
SuperBac Shareholders Merger Consideration
Following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time (i) each issued and outstanding Newco Class A Share will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding, and (ii) each issued and outstanding Newco Class B Share will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding.
Pursuant to the terms of the Business Combination Agreement, the Share Exchange Ratio is the quotient obtained by dividing (a) the Per Share Merger Equity Consideration Value by (b) $10.00.

The Per Share Merger Equity Consideration Value is an amount in U.S. dollars equal to (a) the Acquisition Closing Equity Value (as described below) divided by (b) the number of outstanding Newco Shares; provided, however, that, solely for purposes of calculating the Per Share Equity Merger Consideration Value, the number of outstanding Newco Shares shall be determined as of immediately prior to the Acquisition Closing Date (but in all events, after giving effect to the net exercise of Vested SuperBac Options contemplated by the Business Combination Agreement).
Immediately prior to the Acquisition Closing Date, each Unvested SuperBac Option will automatically be vested and each Vested SuperBac Option will, automatically and without any action on the part of any SuperBac optionholder, be “net exercised” in full. At the Acquisition Closing Date, such net number of SuperBac Shares issuable to the SuperBac optionholder shall be converted into a number of PubCo Class A Ordinary Shares determined in accordance with the Option Exchange Ratio. In addition, upon the occurrence of a Forfeiture Event as described under “Executive Compensation,” PubCo Class A Ordinary Shares converted pursuant to the above will be cancelled for no consideration, except for a payment in cash as set forth in the Business Combination Agreement.
Pursuant to the terms of the Business Combination Agreement, the Option Exchange Ratio is the quotient obtained by dividing (a) the Per Option Conversion Value (as defined in the Business Combination Agreement) by (b) $10.00.
The Share Exchange Ratio and the Option Exchange Ratio referred to above determine the number of PubCo Ordinary Shares to be received by the holders of Newco Shares (such holders, at or prior to the Acquisition Closing, being former holders of SuperBac Shares). The Share Exchange Ratio and the Option Exchange Ratio are determined by reference to the Acquisition Closing Equity Value. The Acquisition Closing Equity Value determines the valuation ascribed to SuperBac in the Business Combination and is calculated as $316,950,513.46 (which is equivalent to R$1.5 billion converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), minus (a) the SuperBac Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement), minus (b) the Sponsor Final Promote Amount, minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness, provided that such resulting dollar amount shall be as adjusted downwards by a factor equal to the proportion of (a) the number of Remaining Minority Company Shares outstanding (on a fully-diluted basis) as of the Acquisition Effective Time to (b) the number of SuperBac Shares outstanding (on a fully-diluted basis) as of the Acquisition Effective Time.
Therefore, the calculation of the Acquisition Closing Equity Value includes the following downward adjustments:
•
Sponsor Reorganization Payments: Pursuant to the terms of the instruments governing the SuperBac Reorganization, the consummation of the Business Combination will trigger the requirement for SuperBac to pay the SuperBac Reorganization Payments (as described under “— The SuperBac Reorganization”). The calculation of the Acquisition Closing Equity Value includes a dollar-for-dollar decrease in the amount of the SuperBac Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00, which was the exchange rate in effect on the business day prior to the date of the Business Combination Agreement).

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Sponsor Final Promote Amount: The calculation of the Acquisition Closing Equity Value includes a downward adjustment equal to the Sponsor Final Promote Amount, which is an amount in dollars determined by reference to the amount of cash (held either in or outside the Trust Account) that will be ultimately made available to PubCo upon consummation of the Business Combination, up to a maximum Sponsor Final Promote Amount of US$54,902,830 in a scenario where the Relevant Amount is equal to the Pre-Transaction Trust Account Balance.

•
Excess of Company Transaction Expenses: The calculation of the Acquisition Closing Equity Value includes a dollar-for-dollar decrease to the extent that SuperBac Transaction Expenses exceed $7.5 million.

•
Excess of Permitted Indebtedness: The Business Combination Agreement provides that SuperBac shall be entitled to incur up to R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without any adjustment to the Acquisition Closing Equity Value. The Business Combination Agreement further provides that SuperBac shall be permitted to incur indebtedness in excess of R$200 million in permitted net indebtedness without the consent of XPAC. If, as of immediately prior to the Acquisition Closing, SuperBac’s consolidated net indebtedness shall have increased by more than R$200 million as compared to SuperBac’s consolidated net indebtedness on the date of the Business Combination Agreement, then such excess of consolidated net indebtedness above such R$200 million threshold shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis. However, there shall be no reduction in the Acquisition Closing Equity Value if XPAC consents in writing to the incurrence of an amount of indebtedness in excess of the maximum amount of permitted indebtedness.
•
Remaining Minority Shares: The terms of the Business Combination Agreement provide that SuperBac will become an indirect subsidiary of PubCo, in which PubCo will indirectly own at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis). As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding SuperBac Shares are parties to the Investment Agreement pursuant to which such shareholders would become shareholders of PubCo. The calculation of the Acquisition Closing Equity Value includes a proportionate decrease in the Acquisition Closing Equity Value to the extent that less than 100% of the share capital of SuperBac (on a fully-diluted basis) is owned by PubCo upon the Acquisition Closing.

For the purposes of the registration statement of which this proxy statement/prospectus forms part, PubCo is required to estimate the maximum number of PubCo Ordinary Shares issuable to the shareholders of Newco (being SuperBac shareholders) pursuant to the terms of the Business Combination Agreement. As of the date of this proxy statement/prospectus, PubCo estimates such maximum number is 23,972,904 PubCo Ordinary Shares (comprising 15,701,524 PubCo Class A Ordinary Shares and 8,271,380 PubCo Class B Ordinary Shares). If the actual facts are different than the assumptions used in making such estimation, the number of PubCo Ordinary Shares issuable to the shareholders of Newco (being SuperBac shareholders) pursuant to the terms of the Business Combination Agreement will be different.
As an illustrative example of the Acquisition Closing Equity Value calculation, assuming that (i) the Business Combination had been consummated on June 30, 2022, (ii) no public shares are redeemed in connection with the Business Combination, (iii) SuperBac Transaction Expenses do not exceed $7.5 million, (iv) SuperBac did not incur more than R$200 million of consolidated net indebtedness between signing and consummation of the Business Combination without the consent of XPAC, and (v) PubCo obtained ownership of 100% of the share capital of SuperBac (on a fully-diluted basis) upon consummation of the Business Combination, the Acquisition Closing Equity Value would be $238,343,880.
The SuperBac Reorganization Payment will be adjusted by 100% of the CDI Rate from November 30, 2021. Prior to the adjustment by reference to the CDI Rate, the SuperBac Reorganization Payments are equal to $22,318,649.
The SuperBac Reorganization
Until December 22, 2021, SuperBac held 76.52% of the equity interests in its subsidiary, SuperBac Fertilizantes. On December 6, 2021, SuperBac entered into a reorganization agreement by and among SuperBac and certain of its shareholders (“Reorganization Agreement”), pursuant to which, among other things, SuperBac agreed to acquire the remaining 23.48% of the equity interests of SuperBac Fertilizantes then indirectly held by Luiz Augusto Chacon de Freitas Filho and certain other shareholders through Bio-Gênesis at an acquisition price of R$14.6 million plus an earn-out payment of R$99.7 million to be triggered by the occurrence of a liquidity event such as the Business Combination. In consideration therefor, SuperBac agreed to discharge certain debts owed to it by Bio-Gênesis totaling, in the aggregate, R$99.7 million.
Moreover, as an integral part of these transactions, the Temasek Entities agreed to decrease their equity ownership in SuperBac in exchange for an amount of SuperBac Class D Preferred Shares, each of which will be automatically redeemed and cancelled in exchange for the right to receive R$97.4 thousand per SuperBac Class D Preferred Share (as adjusted by 100% of the CDI Rate from November 30, 2021). Additionally, (i) Bio-Gênesis and certain SuperBac minority shareholders were given the opportunity to subscribe to an amount of SuperBac Class D Preferred Shares, and (ii) such SuperBac minority shareholders and another vehicle controlled by Luiz Augusto Chacon de Freitas Filho were given the opportunity to subscribe to an amount of SuperBac Warrants each of which will be automatically convertible into a number of SuperBac Ordinary Shares and SuperBac Class C Preferred Shares as determined in accordance with the Reorganization Agreement (each of the foregoing transactions are collectively referred to in this proxy statement/prospectus as the “SuperBac Reorganization”). The SuperBac Reorganization was approved by the SuperBac shareholders at SuperBac’s extraordinary shareholders meeting held on December 22, 2021, and was ratified by the SuperBac shareholders at SuperBac’s extraordinary shareholders’ meeting held on January 26, 2022. As a result, effective as of December 22, 2021, SuperBac has held 100% of SuperBac Fertilizantes total and voting share capital.
Upon the consummation of the Business Combination, the following transactions will be triggered pursuant to the terms of the instruments governing the SuperBac Reorganization:
1.
SuperBac Reorganization Payments: The automatic redemption and cancellation of each SuperBac Class D Preferred Share in exchange for the right to receive R$97.4 thousand per SuperBac Class D Preferred Shares (as adjusted by 100% of the CDI Rate from November 30, 2021), resulting in the following payments:

	Number of SuperBac Class D Preferred Shares	Total Amounts to be Paid Upon Redemption of SuperBac Class D Preferred Shares (in millions of Brazilian reais)(1)
Bio-Gênesis	596	58.0
Temasek Entities	469	45.7
Other SuperBac Shareholders	20	1.9
Total	1,085	105.6

(1)
In each case, as adjusted by 100% of the CDI Rate from November 30, 2021.

2.
SuperBac Debt Offset: as compensation for the above-mentioned earn-out payment of R$99.7 million to be triggered by the occurrence of a liquidity event such as the Business Combination relating to SuperBac’s acquisition of the remaining 23.48% of the equity interests of SuperBac Fertilizantes, as of the Acquisition Closing, SuperBac will write off certain debts owed to it by Bio-Gênesis totaling, in the aggregate, R$99.7 million;

3.
SuperBac Founder Debt Forgiveness: The forgiveness by SuperBac of certain indebtedness owed to it by Luiz Augusto Chacon de Freitas Filho in the amount of R$6.5 million; and

4.
SuperBac Founder Tax Gross-Up: The indemnification by SuperBac to Luiz Augusto Chacon de Freitas Filho of certain tax liabilities to be incurred by Luiz Augusto Chacon de Freitas Filho in connection with the SuperBac Reorganization in the amount of R$2.5 million.

For additional information in relation to the transactions comprising the SuperBac Reorganization, see “Certain SuperBac Relationships and Related Party Transactions — SuperBac Reorganization” below.
Ownership of, and Voting Rights in, PubCo Following the Business Combination
As of the date of this proxy statement/prospectus, there are (i) 21,961,131 XPAC Class A Ordinary Shares outstanding (which were issued as part of the units sold in the IPO), and (ii) 5,490,283 XPAC Class B Ordinary Shares outstanding (all of which are held by the initial shareholders). As of the date of this proxy statement/prospectus, there are 4,261,485 private placement warrants outstanding (all of which are held by the Sponsor) and 7,320,377 public warrants outstanding (which were issued as part of the units sold in the IPO). Each whole warrant entitles the holder thereof to purchase one XPAC Class A Ordinary Share and will entitle the holder thereof to purchase one PubCo Class A Ordinary Share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of XPAC’s outstanding public shares are redeemed in connection with the Business Combination),

XPAC’s fully diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 39,033,276 XPAC Ordinary Shares.
The following table illustrates the varying ownership levels in PubCo Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).
	Share Ownership in PubCo(1)
	No Redemption Scenario(2)		Minimum Cash Condition Scenario(3)		Full Redemption Scenario(4)
	Percentage of Outstanding
	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares
XPAC public shareholders	50.9%	—	32.7%	—	—	—
Sponsor(5)	12.7%	—	12.2%	—	6.3%	—
SuperBac Founder(6)	—	100.0%	—	100.0%	—	100.0%
SuperBac Shareholders (other than the SuperBac Founder)(7)	36.4%	—	55.1%	—	93.7%	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

In connection with the Business Combination, PubCo will adopt a dual-class share structure, as discussed further in the section entitled “Advisory Governing Documents Proposals.” Each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders. Only PubCo’s Class A Ordinary Shares will be listed and traded on Nasdaq. Only the SuperBac Founder will hold PubCo Class B Ordinary Shares.
The following table illustrates the varying voting power in PubCo immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).
	Voting Power in PubCo(1)
	No Redemption Scenario(2)	Minimum Cash Condition Scenario(3)	Full Redemption Scenario(4)
	Percentage of Voting Rights of Outstanding PubCo Ordinary Shares
XPAC public shareholders	17.4%	8.4%	—
Sponsor(5)	4.4%	3.1%	1.1%
SuperBac Founder(6)	65.7%	74.4%	83.1%
SuperBac Shareholders (other than the SuperBac Founder)(7)	12.5%	14.1%	15.8%
Total	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes PubCo Warrants, Modal Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

The following table illustrates the varying levels of equity interest and voting power in PubCo Ordinary Shares as a result of the exercise of PubCo Warrants and the Modal Warrants immediately following the consummation of the Business Combination based on the varying levels of redemptions of public shares by XPAC’s public shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any dilution source other than the exercise of PubCo Warrants and Modal Warrants).
	Equity Interest and Voting Power in PubCo After Exercise of PubCo Warrants and the Modal Warrants(1)
	No Redemption Scenario(2)		Minimum Cash Condition Scenario(3)		Full Redemption Scenario(4)
	Equity Interest	Voting Power	Equity Interest	Voting Power	Equity Interest	Voting Power
XPAC public shareholders	43.5%	20.7%	31.3%	12.8%	16.1%	5.5%
Sponsor(5)	14.5%	6.9%	14.5%	5.9%	12.1%	4.1%
SuperBac Founder(6)	12.3%	58.3%	16.0%	65.6%	21.4%	73.2%
SuperBac Shareholders (other than the SuperBac Founder)(7)	23.3%	11.1%	30.4%	12.5%	40.7%	13.9%
Modal(8)	6.5%	3.1%	7.9%	3.2%	9.6%	3.3%
Total (assuming exercise of all PubCo Warrants and Modal Warrants)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
As of immediately following the consummation of the Business Combination. Excludes the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus.

Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)
Assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)
Assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(5)
Includes an aggregate of 90,000 PubCo Class A Ordinary Shares issuable at the Initial Closing upon the conversion of 90,000 Class B Ordinary Shares held by the XPAC independent directors.

(6)
Includes (i) 345,816 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 370,996 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 407,008 PubCo Class B Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(7)
Includes (i) 225,565 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the no redemption, (ii) 241,989 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Minimum Cash Condition Scenario, and (iii) 265,479 PubCo Class A Ordinary Shares to be issued on the Acquisition Closing Date in connection with the “net exercise” of the SuperBac Options under the Full Redemption Scenario.

(8)
Assumes that the Modal Warrants are exercised for cash resulting in the issuance of 4,347,826 PubCo Class A Ordinary Shares.

The foregoing tables are provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the ownership and voting power percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Agreement — Consideration to be Received in the Business Combination.” In addition, the share numbers above do not take into account sources of dilution other than the PubCo Warrants and the Modal Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the PubCo Equity Plan following the consummation of the Business Combination.

Representations and Warranties
In the Business Combination Agreement, XPAC made certain customary representations and warranties to SuperBac, including, among others, representations and warranties related to the following: (i) corporate matters, including incorporation, existence and standing; (ii) capitalization; (iii) subsidiaries; (iv) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other related agreements; (v) no conflicts; (vi) governmental approvals; (vii) SEC filings and financial statements; (viii) absence of certain changes; (ix) litigation and proceedings; (x) certain business activities; (xi) Nasdaq listing; (xii) any PIPE Investments; (xiii) financial ability and Trust Account; (xiv) taxes; (xv) board approval; (xvi) related party transactions; (xvii) brokers’ and similar fees; (xviii) not being required to register as an “investment company” under (and within the meaning of) the Investment Company Act; (xix) status as an “emerging growth company” under applicable securities laws; and (xx) disclaimer of other warranties.
In the Business Combination Agreement, each of PubCo, Merger Sub 1 and Merger Sub 2, made certain customary representations and warranties to SuperBac, jointly and severally, including, among others, representations and warranties related to the following: (i) corporate matters, including incorporation, existence and standing; (ii) capitalization; (iii) subsidiaries; (iv) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other related agreements; (v) no conflicts; (vi) governmental approvals; (vii) absence of certain changes; (viii) litigation and proceedings; (ix) certain business activities; (x) any PIPE Investments; (xi) brokers’ and similar fees; (xii) not being required to register as an “investment company” under (and within the meaning of) the Investment Company Act; and (xiii) disclaimer of other warranties.
In the Business Combination Agreement, SuperBac made certain customary representations and warranties to XPAC, PubCo, Merger Sub 1 and Merger Sub 2, including among others, representations and warranties related to the following: (i) corporate matters, including organization, existence and standing; (ii) capitalization; (iii) subsidiaries; (iv) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other related agreements; (v) no conflicts; (vi) governmental approvals; (vii) compliance with laws; (viii) financial statements; (ix) absence of certain changes; (x) litigation and proceedings; (xi) real and tangible property; (xii) taxes; (xiii) intellectual property rights; (xiv) privacy and cybersecurity; (xv) labor and employment matters; (xvi) brokers’ and similar fees; (xvii) environmental matters; (xviii) insurance; (xix) related party transactions; (xx) anti-bribery and anti-corruption; (xxi) international trade and sanctions; (xxii) board approval.
XPAC, SuperBac, PubCo and the Merger Subs have qualified certain of the representations and warranties by a materiality or a material adverse effect standard. The Business Combination Agreement defines “material adverse effect” as:

•
With respect to XPAC, means any event, state of facts, development, change, circumstance, occurrence or effect (“Event”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of XPAC, or (b) the ability of XPAC to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to XPAC: (i) any change in applicable laws, U.S. GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of the Business Combination Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under the Business Combination Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures (as defined in the Business Combination Agreement) or any change in such COVID-19 Measures or interpretations following the date of the Business Combination Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any matter set forth in the disclosure schedules, (vii) any Events that are cured by XPAC prior to the Acquisition Closing, (viii) any change in the trading price or volume of the units, XPAC Ordinary Shares or the warrants (provided that the underlying causes of such changes referred to in this clause (viii) may be considered in determining whether there is a material adverse effect with respect to XPAC except to the extent such cause is within the scope of any other exception within this definition), (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of SuperBac, or (C) taken by SuperBac and any of its subsidiaries; (x) any future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies and any impacts on special purpose acquisition companies directly or indirectly resulting therefrom, (xi) any worsening of the Events referred to in clauses (ii), (iv), (v), (vi) or (x) to the extent existing as of the date of the Business Combination Agreement; or (xii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v), (vi) and (x), any such Event to the extent it disproportionately affects XPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a material adverse effect with respect to XPAC. Notwithstanding the foregoing, with respect to XPAC, the amount of XPAC Share Redemptions or the failure to obtain XPAC Shareholders’ Approval (as defined below) shall not be deemed to be a Material Adverse Effect with respect to XPAC.
•
With respect to SuperBac and all of its subsidiaries, any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of SuperBac and its subsidiaries taken as a whole, or (b) the ability of SuperBac and any of its subsidiaries or any of PubCo, Merger Sub 1 and Merger Sub 2 to consummate the Transactions by the Outside Date (as defined below); provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to SuperBac and its subsidiaries: (i) any change in applicable laws, U.S. GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of the Business Combination Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under the Business Combination Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures (as defined in the Business Combination Agreement) or any change in such COVID-19 Measures or interpretations following the date of the Business Combination Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any failure in and of itself of the SuperBac and its subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a material adverse effect with respect to SuperBac and its subsidiaries, (vii) any Event generally applicable to the industries or markets in which SuperBac and its subsidiaries operate, including, without limitation, the effects of any drought, animal pests, shortage of raw materials or any other event that may result in a severe shortage in the supply of commodities in Brazil, (viii) any matter set forth in the Company Disclosure Letter, (ix) any Event that are cured by the SuperBac or its subsidiaries prior to the Acquisition Closing, (x) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), but in any case only to extent attributable to such announcement, performance or pendency, provided that this clause (x) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions; (xi) any actions (A) required to be taken, or required not to be taken, pursuant to the terms the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of XPAC, or (C) taken by XPAC, the Sponsor or any other XPAC shareholder; or (xii) any worsening of the Events referred to in clauses (ii), (iv), (v), (vii) or (viii) to the extent existing as of the date of the Business Combination Agreement; or (xii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v) and (vii), any such Event to the extent it disproportionately affects any of SuperBac or its subsidiaries relative to other participants in the industries and geographies in which such persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a material adverse effect with respect to SuperBac and its subsidiaries.
In addition, the representations and warranties made by XPAC, SuperBac, PubCo and Merger Subs:
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have been qualified by information that XPAC and SuperBac each set forth in disclosure schedules that the parties exchanged in connection with signing the Business Combination Agreement; the information contained in such disclosure schedules modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;

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in the case of XPAC, have been qualified by information that XPAC set forth in the reports that it has filed or furnished with the SEC since the date of the Business Combination Agreement (subject to certain exceptions); and

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are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

The accuracy of each party’s representations and warranties, subject in each appropriate case to a materiality or a material adverse effect standard, is a condition to completing the Business Combination. See “— Conditions to Complete the Business Combination.”
Conduct of Business Pending Consummation of the Business Combination and Covenants
Covenants of SuperBac
SuperBac made certain covenants under the Business Combination Agreement, including, among others, the following:
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except as (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth in the disclosure schedules or (v) as consented to by XPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of the Business Combination Agreement through the earlier of the Acquisition Closing or valid termination of the Business Combination Agreement (the “Interim Period”), SuperBac (1) shall use commercially reasonable efforts to operate the business of SuperBac and its subsidiaries in all material respects in the Ordinary Course (as defined in the Business Combination Agreement), and (2) shall not, and shall not permit its subsidiaries to:

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amend its memorandum and articles of association or other Organizational Documents (as defined in the Business Combination Agreement) (whether by merger, consolidation, amalgamation or otherwise), or (ii) propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization;

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except for transactions solely among SuperBac and its subsidiaries, incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in a principal amount exceeding $2,000,000 (or its equivalent in any other currency) other than (i) in connection with the refinancing of Indebtedness (as defined in the Business Combination Agreement) existing on the date of the Business Combination Agreement on terms that are not materially more onerous than such existing Indebtedness and without increasing the principal amount thereof (“Permitted Refinancing Indebtedness”), (ii) the incurrence of Permitted Indebtedness, (iii) the incurrence of Additional Permitted Indebtedness (as defined in the Business Combination Agreement) (if applicable), (iv) advances for business expenses to employees and loans or advances to customers and suppliers in the Ordinary Course, and (v) in connection with a Receivables Financing (as defined in the Business Combination Agreement);
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transfer, issue, sell, grant, pledge or otherwise dispose of, or amend any agreements (including the SuperBac ESOPs) in relation to, any of its Equity Securities (as defined in the Business Combination Agreement), or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations to issue, deliver or sell any Equity Securities of SuperBac or its subsidiaries, in each case, other than (i) the issuance of shares upon exercise of awards under the SuperBac ESOPs in accordance with the existing terms thereof, (ii) the issuance of shares pursuant to obligations incurred by SuperBac prior to the date of the Business Combination Agreement, or (iii) the September 2021 SuperBac ESOPs Amendments;

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except as (i) would not have a material adverse effect with respect to SuperBac and its subsidiaries, (ii) required under the terms of any Benefit Plan (as defined in the Business Combination Agreement) existing as of the date of the Business Combination Agreement, (iii) in the Ordinary Course, or (iv) pursuant to the September 2021 SuperBac ESOPs Amendments, (A) amend, modify, adopt, enter into or terminate any Benefit Plan or any benefit or compensation plan, policy, program or contract that would be a Benefit Plan if in effect as of the date of the Business Combination Agreement, or (B) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any beneficiary thereof;

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sell, lease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets, in any single transaction or series of related transactions, except for (i) transactions pursuant to contracts entered into in the Ordinary Course, or (ii) other transactions that do not exceed $2,000,000 (or its equivalent in any other currency) individually or in the aggregate, (iii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the businesses of SuperBac and its subsidiaries, (iv) transactions in connection with a Receivables Financing, or (v) transactions in connection with a the incurrence of Permitted Indebtedness, Permitted Refinancing Indebtedness or Additional Permitted Indebtedness (if applicable);

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merge, consolidate or amalgamate with or into any person;

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except for transactions solely among SuperBac and its subsidiaries, make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $2,000,000 (or its equivalent in any other currency) individually or in the aggregate;

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settle any Action (as defined in the Business Combination Agreement) by any Governmental Authority (as defined in the Business Combination Agreement) or any other third-party material to the business of SuperBac in excess of $1,000,000 (or its equivalent in any other currency);

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split, combine or reclassify any shares of its share capital, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the SuperBac ESOPs in accordance with repurchase rights existing on the date of the Business Combination Agreement and the transactions contemplated by the SuperBac Reorganization, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

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authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any capital expenditures or obligations or liabilities in an amount not to exceed $2,000,000 (or its equivalent in any other currency) in the aggregate;

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enter into any Material Contract (as defined in the Business Combination Agreement), or amend any such Material Contract in any material respect, in each case in a manner that is adverse to SuperBac and its subsidiaries taken as a whole, except (i) in the Ordinary Course, including, without limitation, new contracts with customers, irrespective of amount, provided such contracts are entered into in the Ordinary Course, (ii) in connection with the repayment or termination of existing Indebtedness, (iii) in connection with the incurrence of Permitted Refinancing Indebtedness, or Permitted Indebtedness or Additional Permitted Indebtedness (if applicable), (iv) in connection with a Receivables Financing, or (v) for entering into any new Material Contract that does not aggregate for any such new Material Contract more than $1,000,000 (or its equivalent in any other currency) of value or obligations above the applicable threshold set forth in the definition of “Material Contract;” provided, however, that to the extent that the Business Combination Agreement would permit the entry into of a Material Contract in a higher monetary threshold than in the definition of “Material Contract,” then this section shall not prevent the entry into of such Material Contract in such higher monetary threshold;

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voluntarily terminate, suspend, abrogate, amend or modify any Material Permit (as defined in the Business Combination Agreement) in a manner materially adverse to SuperBac and its subsidiaries except in the Ordinary Course

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make any material change in its accounting principles, methods or practices unless required by IFRS or as is necessary to maintain compliance with PCAOB auditing standards;

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enter into, renew or amend any PIPE Subscription Agreement (to the extent any PIPE Subscription Agreements are entered into); or

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enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by the Business Combination Agreement).

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During the Interim Period, except as contemplated by the Transaction Documents, SuperBac shall not, and it shall cause each SuperBac and its subsidiaries and each of their respective Controlled Affiliates (as defined in the Business Combination Agreement) and its and their respective Representatives (as defined in the Business Combination Agreement) not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC ((as defined in the Business Combination Agreement)) with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of SuperBac and its subsidiaries, or a newly-formed holding company or subsidiary of SuperBac and its subsidiaries, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

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As promptly as reasonably practicable after the date of the Business Combination Agreement, SuperBac shall deliver to XPAC and PubCo (i) the Company PCAOB Financial Statements (as defined in the Business Combination Agreement) and consent of Grant Thornton Auditores Independentes Ltda. to use such Company PCAOB Financial Statements in this proxy statement/prospectus, and (ii) any other the audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated accounts of SuperBac or its subsidiaries that are required to be included in this proxy statement/prospectus.

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From the date of the Business Combination Agreement until the Acquisition Closing Date, to the extent reasonably available to SuperBac in connection with the preparation of SuperBac’s quarterly financial information to be provided to the SuperBac Board in the Ordinary Course, SuperBac shall furnish to XPAC unaudited condensed balance sheet data, statements of income (loss) data and cash flow data of SuperBac for each quarterly period completed after the date of the Business

Combination Agreement no later than 45 days following the end of each such quarterly period, in each case, prepared from the books and records of the SuperBac and its subsidiaries and, in all material respects, in conformity with SuperBac’s internal managerial accounting practices.
Covenants of XPAC, PubCo, Merger Sub 1 and Merger Sub 2
XPAC made certain covenants under the Business Combination Agreement, including, among others, the following:
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Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth in the disclosure schedules or (v) as consented to by SuperBac in writing, during the Interim Period, XPAC and each PubCo, Merger Sub 1 and Merger Sub 2 (y) shall operate its business in the Ordinary Course, and (z) shall not:

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(i) with respect to XPAC only, seek any approval from XPAC shareholders to change, modify or amend the Trust Agreement (as defined in the Business Combination Agreement) or the Existing Governing Documents, except as contemplated by the Transaction Proposals, or (ii) change, modify or amend the Trust Agreement or their respective organizational documents, except as expressly contemplated by the Transaction Proposals;

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(i) make or declare any dividend or distribution to XPAC shareholders or make any other distributions in respect of any of its capital stock, share capital or Equity Securities, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or Equity Securities, or (iii) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital, outstanding shares of capital stock or membership interests, warrants or other Equity Securities, other than a redemption of XPAC Class A Ordinary Shares made as part of XPAC Share Redemptions;

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merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other person or be acquired by any other person;

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make or change any material election in respect of material taxes, except to comply with GAAP or applicable law;

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other than pursuant to and in compliance with the Business Combination Agreement, enter into, renew or amend in any material respect, any transaction, or any PIPE Subscription Agreement (to the extent any PIPE Subscription Agreements are entered into) or material contract, except for material contracts entered into in the Ordinary Course; provided, however, that notwithstanding anything to the contrary contained in the Business Combination Agreement, even if done in the Ordinary Course, XPAC shall not enter into, renew or amend in any respect, any transaction or contract involving an affiliate (as defined in Rule 405 under the Securities Act) of XPAC, the Sponsor or any affiliate of the Sponsor, in each case except as expressly provided in the Transaction Documents;

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incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or other material Liability (as defined in the Business Combination Agreement) in a principal amount or amount, as applicable, exceeding $2,000,000 (or its equivalent in any other currency) in the aggregate, other than (i) Indebtedness or other Liabilities expressly contemplated by the Business Combination Agreement, including as set forth in the disclosure schedules, or (ii) Liabilities that qualify as XPAC Transaction Expenses (as defined in the Business Combination Agreement);

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make any change in its accounting principles or methods unless required by GAAP;

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(i) issue any Equity Securities, or (ii) grant any options, warrants or other equity-based awards;

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settle or agree to settle any litigation, action, proceeding or investigation before any Governmental Authority or that imposes injunctive or other non-monetary relief on XPAC or an Acquisition Entity;

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form any subsidiary;

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liquidate, dissolve, reorganize or otherwise wind-up the business and operations of XPAC; or enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by the Business Combination Agreement);

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During the Interim Period, XPAC will not, and it will cause its Affiliates (as defined in the Business Combination Agreement) and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a XPAC Acquisition Proposal (as defined in the Business Combination Agreement), (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a XPAC Acquisition Proposal, (c) enter into any agreement, arrangement or understanding regarding a XPAC Acquisition Proposal, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing; and

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XPAC will duly convene a meeting of XPAC shareholders and to solicit proxies from its shareholders in favor of the approval of the Transaction Proposals, including the Business Combination Agreement.

Joint and Other Covenants
The Business Combination Agreement also contains additional covenants and agreements among the various parties pertaining to, among other matters:
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PubCo must use its commercially reasonable best efforts to have the Registration Statement of which this proxy statement/prospectus is a part declared effective under the Securities Act.

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after the date of the Business Combination Agreement and prior to the Initial Merger, SuperBac will cause the formation of Newco;

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the parties to the Business Combination Agreement shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Business Combination Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions;

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Newco will, in connection with becoming a party to the Business Combination Agreement, to obtain and deliver (i) the unanimous approval of its board of directors of (A) the Business Combination Agreement, the Pre-Closing Exchange, the Acquisition Merger, the Transaction Documents to which it is a party and the other transactions contemplated thereby and (B) determination to recommend that the Newco shareholders vote to approve the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement and (ii) the approval by the Newco shareholders of the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement in accordance with the memorandum and articles of association of Newco;

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PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Acquisition Closing Date;

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the parties to the Business Combination Agreement agreed to confidentiality measures as set forth in the Business Combination Agreement;

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Newco Surviving Entity and PubCo shall, and shall cause their subsidiaries to, and Merger Sub 1 shall (i) maintain for a period of not less than six years from the Acquisition Closing provisions in their respective governing documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Newco Surviving Entity and its subsidiaries’ or XPAC’s and each Acquisition Entity’s, respectively, former and current officers, directors, employees, and agents that are not less favorable to those persons than the provisions of the respective governing documents of the Newco Surviving Entity and its subsidiaries, XPAC or such Acquisition Entity, respectively, in each case, as of the date of this the Business Combination Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law;
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for a period of six years from the Acquisition Closing, each of PubCo, the Newco Surviving Entity and Merger Sub 1 shall (and the Newco Surviving Entity shall cause its subsidiaries to) maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by SuperBac’s, any of its subsidiaries’, XPAC’s, or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties (as defined in the Business Combination Agreement)) on terms not less favorable than the terms of such current insurance coverage, pursuant to the provisions set forth in the Business Combination Agreement;

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certain of the parties to the Business Combination Agreement agreed to reasonably cooperate and take certain actions to have the Business Combination qualify for the tax treatment intended by the parties as provided for in the Business Combination Agreement;

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from and after the date of the Business Combination Agreement until the earlier of the Acquisition Effective Time and the termination of the Business Combination Agreement, XPAC shall use its best efforts to identify potential PIPE Investors and to negotiate potential PIPE Investments with such PIPE Investors;

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XPAC shall use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to, subject in each case to the prior written consent of SuperBac (which consent shall not be unreasonably conditioned, withheld, delayed or denied), enter into binding agreements with any PIPE Investors in relation to PIPE Investments as set forth in the Business Combination Agreement;

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XPAC, PubCo, Merger Sub 1, Merger Sub 2 and SuperBac shall (i) use their respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment (as defined in the Business Combination Agreement) and (ii) cause, in each case for U.S. federal income tax purposes, Merger Sub 1 and Merger Sub 2 to each elect to be disregarded as an entity separate from its owner for U.S. federal income tax purposes as of the effective date of its formation and not subsequently change such classification effective on or prior to the Initial Closing Date;

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the parties to the Business Combination Agreement agreed to take all requisite action such that, as of the Acquisition Effective Time, PubCo qualifies as a “foreign private issuer” under applicable securities laws;

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the parties to the Business Combination Agreement agreed to take all actions necessary such that, as of the Acquisition Effective Time, PubCo qualifies as an “emerging growth company” under applicable laws; and

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the parties to the Business Combination Agreement agreed to cooperate to establish an equity incentive plan for service providers of PubCo and its subsidiaries.

Board of Directors
The Business Combination Agreement provides that, immediately following the Closing, PubCo’s board of directors will consist of seven directors. The initial composition of PubCo’s board of directors will be: (i) two directors to be appointed by the Sponsor, provided that at least one out of such Sponsor directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee, in each case, subject to such individuals not being Excluded Appointees; and (ii) five directors to be appointed by the SuperBac Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho), provided, that at least two out of such directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents.
The Proposed Governing Documents provide that the SuperBac Founder shall have the right to increase the total number of directors on PubCo’s board of directors from seven to nine and to subsequently decrease such number from nine to seven. The Proposed Governing Documents also include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo Ordinary Shares is above certain specified thresholds. For so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the SuperBac Founder will be entitled to nominate a majority of the designees to the board, as set forth in the Proposed Governing Documents.
The directors of PubCo will include: (i) Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors), as appointed by the SuperBac Founder, (ii) Guilherme Teixeira (as director) and Camilo de Oliveira Tedde (as independent director), as appointed by the Sponsor, and (iii) other directors appointed by the SuperBac Founder pursuant to the Business Combination Agreement and the Proposed Governing Documents. See “PubCo Management Following the Business Combination — Executive Officers and Directors.”
Conditions to Complete the Business Combination
The obligations of XPAC, PubCo, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing (and, solely with respect to the condition related to the absence of any law or order preventing or prohibiting the consummation of the Business Combination and other related transactions, consummate or cause to be consummated the Transactions to occur at the Acquisition Closing) and the obligations of SuperBac to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing, are each subject to the satisfaction of the following conditions:
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at the extraordinary general meeting (including any adjournments thereof), the approval of the Business Combination Proposal and the Merger Proposal by XPAC shareholders (the “XPAC Shareholders’ Approval”) shall have been obtained;

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the approval by SuperBac shareholders of the Company Minutes and the amendment to the September 2021 Company ESOP to enable SuperBac to carry out the transactions contemplated by the Business Combination Agreement (the “SuperBac Shareholder Approval”) shall have been obtained;

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approvals from the SuperBac shareholders in relation to the exercise of the SuperBac Warrants, the conversion of the SuperBac Class C Preferred Shares, and an increase in the number the SuperBac’s authorized issuable share capital as contemplated by the Business Combination Agreement shall have been obtained;

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the approval by the Newco shareholders of the Acquisition Merger and such other actions contemplated by the Business Combination Agreement shall have been obtained;

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the effectiveness of the Form F-4 and the absence of any issued or pending stop order by the SEC;

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(i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved, and (ii) the PubCo Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance

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the absence of any law or order preventing or prohibiting the consummation of the Business Combination and other related Transactions;

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receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement; and

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the Investment Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement and the Newco Joinder Agreement shall have been duly executed and delivered on or prior to the Acquisition Closing.

The obligations of XPAC to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing Date are subject to the satisfaction of the following additional conditions:
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the representations and warranties of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 contained in the Business Combination Agreement and the representations and warranties of the Newco Joinder Agreement pertaining to due authorization and capitalization and voting rights, shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date;

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each of the other representations and warranties of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 contained in the Business Combination Agreement shall be true and correct as of the Initial Closing Date, except as qualified in the Business Combination Agreement;

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each of the covenants and obligations of SuperBac, PubCo, Merger Sub 1 and Merger Sub 2 to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects, except as set forth in the Business Combination Agreement; and

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absence of any material adverse effect with respect to SuperBac and its subsidiaries following the execution of the Business Combination Agreement that exists as of the Closing Date.

The obligations of PubCo, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions:
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the representations and warranties of XPAC contained in the Business Combination Agreement pertaining to due authorization, absence of changes and capitalization and voting rights shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date;

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each of the other representations and warranties of XPAC contained in the Business Combination Agreement, and of Newco contained in the Newco Joinder Agreement, shall be true and correct as of the Initial Closing Date, except as qualified in the Business Combination Agreement; and

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each of the covenants of XPAC to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects.

The obligations of SuperBac to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing are subject to the satisfaction of the following additional conditions:
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on the Acquisition Closing Date, the Minimum Cash Condition must be satisfied;

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on the Acquisition Closing Date, XPAC shall have at least $5,000,001 in net tangible assets after giving effect to the XPAC Share Redemptions;

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absence of any material adverse effect with respect to XPAC following the execution of the Business Combination Agreement that exists as of the Closing Date; and

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XPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to the Business Combination Agreement, available to XPAC, including for the payments to be made by XPAC under the Business Combination Agreement on the Acquisition Closing Date.

Termination of the Business Combination Agreement
The Business Combination Agreement may be terminated and the Transactions abandoned:
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by mutual written consent of SuperBac and XPAC;

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by written notice from SuperBac or XPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (as defined in the Business Combination Agreement) which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

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by written notice from SuperBac or XPAC to the other if the Acquisition Closing shall not have occurred on the 15th business day following the occurrence of the Initial Closing;

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by written notice from SuperBac to XPAC if the XPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the XPAC shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;

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by written notice to SuperBac from XPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SuperBac or PubCo, Merger Sub 1 and Merger Sub 2 set forth in the Business Combination Agreement, such that the conditions to obligations of XPAC at Initial Closing would not be satisfied at the relevant Closing Date, except as set forth in the Business Combination Agreement;

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by written notice to XPAC from SuperBac if there is any breach of any representation, warranty, covenant or agreement on the part of XPAC or the Sponsor set forth in the Business Combination Agreement, such that conditions to obligations of PubCo, Merger Sub 1 and Merger Sub 2 at Initial Closing and the conditions to obligations of SuperBac at Acquisition Closing, except as set forth in the Business Combination Agreement;

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by written notice from XPAC to SuperBac if the XPAC Shareholders’ Approval shall not have been obtained at the XPAC shareholders’ meeting, or at any adjournment or postponement thereof taken, which termination right shall not be exercisable by XPAC if XPAC has materially breached any of its obligations under the Business Combination Agreement;

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by written notice from XPAC to SuperBac if SuperBac has failed to deliver to XPAC, by the date that is 20 days following the execution and delivery of the Business Combination Agreement, a copy of the Company Minutes (as defined in the Business Combination Agreement) and an executed copy of the Investment Agreement duly executed by all the parties thereto (this termination event no longer applies as SuperBac did make the required deliveries); and

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by either XPAC or SuperBac, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the 210th day following the execution and delivery of the Business Combination Agreement (and if such 210th day shall not be a business day, then the next following business day) (the “Outside Date”). The Outside Date was November 21, 2022. Pursuant to the Amendment Agreement to the Business Combination Agreement, the Outside Date was extended to January 31, 2023 (and if such date is not be a business day, then the next following business day).

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement shall become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of the parties thereto or that join the Business Combination Agreement, as the case may be, for any willful and material breach of the Business Combination Agreement occurring prior to such termination, except certain provisions required under the Business Combination Agreement and the NDA shall survive any termination the Business Combination Agreement; provided, however, that if the Business Combination Agreement is terminated after the occurrence of the Initial Closing and prior to the consummation of the Acquisition Closing, then certain obligations related to the Initial Merger and certain rights of third parties shall also survive such termination.
Non-survival of Representations, Warranties and Covenants
Except as otherwise contemplated by the Business Combination Agreement, the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Acquisition Closing and shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained in the Business Combination Agreement that by their terms expressly apply in whole or in part after the Acquisition Closing, and then only with respect to any breaches occurring after the Acquisition Closing, and (b) the section of the Business Combination Agreement pertaining to miscellaneous.

Governing Law
The Business Combination Agreement is governed and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable conflicts of law thereof. Each party has waived its rights to trial by jury in respect of any litigation directly or indirectly arising out of or relating to the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement.
Expenses
Upon the Closing of the Business Combination, PubCo has agreed to pay or cause to be paid, in accordance with the Business Combination Agreement, the XPAC Transaction Expenses up to an expenses cap of $15 million and the SuperBac Transaction Expenses up to an expenses cap of $7.5 million (both as defined in the Business Combination Agreement).
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to reimburse PubCo for any Excess of XPAC Transaction Expenses if the XPAC Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than a cap of $15.0 million. At the Sponsor’s election, such reimbursement would either be in the form of a dollar-for-dollar cash reimbursement from the Sponsor to PubCo or the Sponsor’s forfeiture of a corresponding decrease in the number of PubCo Class A Ordinary Shares (at $10.00 per share) otherwise issuable to the Sponsor pursuant to the Business Combination Agreement.
In addition, as described above, the Business Combination Agreement provides that the Acquisition Closing Equity Value would be decreased on a dollar-for-dollar basis to the extent that SuperBac Transaction Expenses exceed $7.5 million.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements themselves, and you are urged to read such related agreements in their entirety. The Voting and Support Agreement, the Lock-up Agreement, the Lock-up Joinder Agreement, the form of PIPE Subscription Agreement, the Sponsor Support Agreement, the Investment Agreement, the form of Investment Agreement Joinder, the form of A&R Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, and the Newco Joinder Agreement are attached hereto as Annex E, Annex F, Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M, and Annex N, respectively.
Voting and Support Agreement
On April 25, 2022, PubCo, XPAC, SuperBac and certain SuperBac shareholders (limited to certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of SuperBac) holding an aggregate of at least 95.0% but potentially less than 100% of the voting share capital of SuperBac entered into the Voting and Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such SuperBac shareholders have agreed (a) to vote or, if their respective SuperBac Shares are then held by a Shareholder Entity, to cause such Shareholder Entity to vote (i) in favor of the Transactions to which SuperBac or Newco will be a party and in favor of the SuperBac Shareholder Approval, (ii) in favor of the Transactions to which SuperBac or Newco will be a party and in favor of the Newco Approvals (as defined in the Business Combination Agreement), and (iii) against any proposals that would impede in any material respect the consummation of the Transactions by SuperBac or Newco (or, in each case, agree to the passage of any such approval as a written resolution, if such approval is to be taken as such), and (b) not to transfer any SuperBac Shares or Newco shares held directly or indirectly by such SuperBac shareholders or their respective Shareholder Entities (as applicable) on or prior to the Acquisition Closing (subject to the exceptions set forth therein).
Lock-up Agreement and Lock-up Joinder Agreement
On April 25, 2022, certain SuperBac shareholders entered into the Lock-up Agreement, pursuant to which, following the Acquisition Closing: (i) the SuperBac Founder has agreed to a two-year lock-up of his PubCo Ordinary Shares (other than the sale of up to R$70.0 million of PubCo Ordinary Shares), and (ii) substantially all of the other SuperBac shareholders have agreed a six-month lock-up period of his PubCo Ordinary Shares. In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options, subject.
Notwithstanding the foregoing, the Lock-up Agreement provides for the following permitted transfers: (x) if the relevant shareholder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or any family member of any of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with it or its affiliates or who shares a common investment advisor with the it, to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this item (x), by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, or in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof, (y) if the relevant shareholder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, (C) to any member of such shareholder’s immediate family or any trust for the direct or indirect benefit of such shareholder or the immediate family of such shareholder, an affiliate of such individual or to a charitable organization or (D) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, or (z) if such shareholder is (A) a SuperBac Founder, to another SuperBac Founder, or (B) a Temasek Party (as defined in the Business Combination Agreement), to another Temasek Party, as set forth in the Lock-up Agreement.

On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into the Lock-up Joinder Agreement with XPAC, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and subject itself to a lock-up period of six months from the Acquisition Closing Date.
PIPE Subscription Agreements and Additional Permitted Financings
As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor. As of the date of this proxy statement/prospectus, no definitive agreements have been entered into in connection with the Modal PIPE Financing, and the final structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be negotiated among the parties. XPAC and SuperBac currently expect that the structure and terms of the Modal PIPE Financing will be as described in this proxy statement/prospectus, but there can be no assurance that the Modal PIPE Financing will be entered into on the terms described in this proxy statement/prospectus or at all. See “Certain Agreements Related to the Business — Modal PIPE Financing” for more information about the Modal Letter of Intent and the related Modal PIPE Financing. If there are any material changes to the structure and terms of the Modal PIPE Financing as described in this proxy statement/prospectus, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe such changes.
The Business Combination Agreement includes a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition.
The Business Combination Agreement provides that, following its execution, but prior to the Initial Merger Effective Time, (i) with the prior written consent of SuperBac (which consent may not be unreasonably withheld), one or more PIPE Investors may agree to make one or more PIPE Investments, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per PubCo Class A Ordinary Share equal to $10.00, in each case, pursuant to any PIPE Subscription Agreements (which may be entered into if any PIPE Investments are obtained, as permitted by the Business Combination Agreement), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain Additional Permitted Financings (including, but not limited to, the Modal PIPE Financing) may be entered into in accordance with the Business Combination Agreement, in each case, in an effort to satisfy the Minimum Cash Condition. Any PIPE Investment or Additional Permitted Financing, including the Modal PIPE Financing, would be conditional upon consummation of the Business Combination and any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any such PIPE Investment or Additional Permitted Financing, including the Modal Warrants, would be issued on the day of the Acquisition Closing but immediately prior to the Acquisition Closing.
Any PubCo Class A Ordinary Shares or other securities to be issued pursuant to any PIPE Investment or Additional Permitted Financing, including the Modal Warrants, will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or another available exemption from registration under, or transaction not subject to, the Securities Act. PubCo intends to grant to Modal customary registration rights in connection with the resale of the PubCo Class A Ordinary Shares issuable upon the exercise of the Modal Warrants, and PubCo would likely agree to grant to any PIPE Investors and investors in any Additional Permitted Financings certain customary registration rights in connection with any such investments.
There can be no assurance that any PIPE Investments or any Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) will be entered into in connection with the Business Combination and there can be no assurance that the Minimum Cash Condition will be satisfied. If any PIPE Investments or Additional Permitted Financings (including definitive agreements relating to the Modal PIPE Financing) are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to XPAC shareholders to describe the material terms of any such transactions. See “Risk Factors — Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/

prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
Sponsor Support Agreement
On April 25, 2022, the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to:
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vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals;

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be present at the XPAC shareholders’ meeting for purposes of constituting a quorum;

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vote against any proposals that could reasonably be expected to (i) delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document or which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document and the transactions contemplated thereby, or (ii) intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document or would reasonably be expected to result in (a) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document or (b) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document not being fulfilled;

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not redeem any XPAC Securities held by it;

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not transfer any XPAC Securities held by it prior to the Acquisition Merger, subject to certain exceptions;

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lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, during the periods of one year and 30 days, respectively, commencing as of the Acquisition Closing, subject to certain exceptions, in each case, on the terms and conditions set forth in the Sponsor Support Agreement, subject to the following exceptions: (i) to current or former officers or directors of XPAC, any affiliates or family members of XPAC’s current or former directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or transfers made in connection with the consummation of the Business Combination at prices no greater than the price at which the securities were originally purchased; (vii) in the event of XPAC’s liquidation prior to the consummation of the Business Combination; (viii) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; and (ix) in the event of PubCo’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction following the consummation of the transactions contemplated by the Business Combination Agreement which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property after the consummation of the Business Combination;

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not to convert any working capital loans into XPAC warrants or other equity interests in, or convertible into, equity interests in XPAC;

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reimburse PubCo for the Excess of XPAC Transaction Expenses on the terms and subject to the conditions set forth in the Sponsor Support Agreement, which may be in the form of a dollar-for-dollar cash reimbursement from the Sponsor to PubCo or the Sponsor’s forfeiture of an equivalent amount of PubCo Class A Ordinary Shares;

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surrender and forfeit, for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares, as set forth under “The Business Combination Agreement — Consideration to be Received in the Business Combination — XPAC Shareholders Merger Consideration;” and

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waive and not exercise, assert or perfect any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the Existing Governing Documents), including those rights that would otherwise apply pursuant to Section 17.3 of the Existing Governing Documents as a result of the issuance of PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document (which, for the avoidance of doubt, does not include their rights under Section 17.8 of the Existing Governing Documents, which provides that in no event may any XPAC Founder Share convert into PubCo Ordinary Shares at a ratio that is less than one-for-one).

In addition, pursuant to the Sponsor Support Agreement, upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement.
As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Ordinary Shares.
Investment Agreement and Investment Agreement Joinder
On April 26, 2022, SuperBac and certain SuperBac shareholders entered into the Investment Agreement, pursuant to which, among other things, (i) all shareholders of SuperBac other than the SuperBac Founder agreed to, directly or indirectly, contribute their SuperBac shares into Newco in exchange for newly issued Newco Class A Shares, and (ii) the SuperBac Founder agreed, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued NewCo Class B Shares, in each case, as and to the extent contemplated by the Investment Agreement.
In addition, on May 26, 2022, one additional SuperBac shareholder entered into the Investment Agreement Joinder with SuperBac, and XPAC, by which such SuperBac shareholder agreed to become a party, to be bound by, and to comply with the Investment Agreement in the same manner as if he was an original signatory to the Investment Agreement.
As of the date of this proxy statement/prospectus, SuperBac shareholders owning approximately 97.8% of the outstanding SuperBac Shares are parties to the Investment Agreement.
A&R Registration Rights Agreement
Concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain SuperBac shareholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, within 30 days after the Acquisition Closing, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing.
Following the Acquisition Closing, (i) holders of an aggregate of up to 29,463,188 PubCo Ordinary Shares will have registration rights pursuant to the A&R Registration Rights Agreement, and (ii) the resale of up to 4,347,826 PubCo Class A Ordinary Shares issuable pursuant to the exercise of the Modal Warrants is expected to be registrable pursuant to registration rights provisions of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, which, in the aggregate, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, represents 47.2% and 68.0%, respectively, of the outstanding PubCo Ordinary Shares (assuming a cash exercise in full of the Modal Warrants, but without taking into account any additional dilution sources, such as the PubCo Warrants).
Assignment, Assumption and Amendment Agreement
Immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder will enter into the Assignment, Assumption and Amendment Agreement pursuant to which XPAC will assign to PubCo on the Initial Closing Date all of its rights, interests, and obligations in and under the Warrant Agreement (as defined in this proxy statement/prospectus), which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Closing, one whole PubCo Class A Ordinary Share.
Newco Joinder Agreement
On September 28, 2022, Newco was formed for the purposes of the transactions contemplated by the Business Combination Agreement, On November 7, 2022, Newco became a party to the Business Combination Agreement for all purposes and subject to the terms and conditions thereunder, by executing and delivering the “Newco Joinder Agreement, pursuant to which Newco made certain representations and warranties and agreed to be bound by the provisions of the Business Combination Agreement applicable to Newco.
Modal PIPE Financing
On August 22, 2022, SuperBac and XPAC entered into the Modal Letter of Intent with Modal. The Modal Letter of Intent contains a summary of the preliminary terms and conditions of a potential Additional Permitted Financing, with discussions and negotiations on the definitive terms and conditions of the Modal PIPE Financing to be conducted among the parties. The Modal Letter of Intent is non-binding (except for the sections related to duration, confidential information, clear market, termination compensation, jurisdiction and governing law, which are intended to be legally binding). The Modal Letter of Intent provides that the Modal PIPE Financing is subject to the negotiation and execution of definitive agreements, the entry into of which is subject to prevailing market conditions and the satisfaction of certain customary conditions precedent (including, without limitation, all required approvals being obtained, including internal approvals of Modal, SuperBac and SuperBac Fertilizantes). As of the date of this proxy statement/prospectus, no definitive agreements, including no agreements related to the applicable collateral, have been entered into in connection with the Modal PIPE Financing, and the structure and terms of, and definitive documentation for, the Modal PIPE Financing continue to be structured and negotiated among the parties.
Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise (a) senior secured debt financing to be provided to SuperBac Fertilizantes in the principal amount of the Brazilian reais equivalent of $50.0 million with a maturity date of five years from the issuance date thereof, bearing interest at 100% of the CDI Rate plus 4.95% per year, and secured by certain material assets owned by SuperBac Fertilizantes and SuperBac, and (b) the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the Business Combination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. The Modal PIPE Financing is expected to generate aggregate gross proceeds payable to SuperBac Fertilizantes in Brazilian reais equivalent to $50.0 million (prior to the payment of a fee to Modal equal to 2% of the aggregate principal amount of the debt financing).
PubCo would be expected to issue the Modal Warrants to Modal on the Acquisition Closing Date, and Modal would not be permitted to transfer the Modal Warrants for a period of 90 days from the Acquisition Closing Date. It is expected that Modal would be granted registration rights in respect of the PubCo Class

A Ordinary Shares that would be issued upon exercise of the Modal Warrants. The Modal Warrants would be exercisable only during the period commencing on the date that is two years after the Acquisition Closing Date, and terminating on the date that is five years after the Acquisition Closing Date, subject to the availability of an effective registration statement or a valid exemption from the registration requirements of the Securities Act.
Under the proposed terms as currently contemplated on the date of this proxy statement/prospectus, the Modal PIPE Financing will be contingent upon the consummation of the Business Combination, PIPE Investments of at least $100 million, and the satisfaction of certain other conditions precedent, and will be subject to termination in certain circumstances. Additionally, as currently contemplated on the date of this proxy statement/prospectus, the obligation of Modal to provide the Modal PIPE Financing could be terminated in certain circumstances, including political, financial, economic crises or changes in the capital markets, certain adverse changes in legislation, certain adverse changes in economic, financial, reputational, or operational conditions, certain substantial changes in the monetary policy of the Brazilian federal government, or certain extraordinary events of political, economic or financial nature, at Modal’s discretion. If the Modal PIPE Financing is not consummated, unless SuperBac elected to waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, or unless additional PIPE Investments and/or Additional Permitted Financings are obtained in order to satisfy the Minimum Cash Condition, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. See “Risk Factors —  Risks Related to PubCo — The Business Combination is subject to a Minimum Cash Condition, which may make it more difficult for us to complete the Business Combination as currently contemplated. As of the date of this proxy statement/prospectus, other than the Modal Letter of Intent entered into in relation to the Modal PIPE Financing, no party to the Business Combination Agreement has entered into any PIPE transaction or other equity-related financing arrangement with any investor.”
When the definitive documentation for the Modal PIPE Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal PIPE Financing.
Memorandum of Understanding to Merge Modal with Banco XP S.A.
On January 6, 2022, certain entities within the XP group entered into a memorandum of understanding to merge Modal with Banco XP S.A. through certain corporate acts pursuant to which Banco XP S.A. will deliver newly issued XP Class A common shares (in the form of Brazilian depositary receipts representing XP Class A common shares) to the shareholders of Modal.
The merger of Modal with Banco XP S.A. will be subject to a merger (protocolo e justificação) under Brazilian law to be entered into by and among Modal and Banco XP S.A. that will be submitted for the approval of the shareholders of Modal and of Banco XP S.A. The merger of Modal with Banco XP S.A. is subject to certain conditions precedent, including the approval of the merger at the Modal shareholders’ meeting and at the Banco XP S.A.’s shareholders meeting, and the approval of the merger by the Central Bank. As of the date of this proxy statement/prospectus, the merger has not been submitted to the shareholders of Modal or Banco XP S.A. for approval.
If the conditions precedent to the merger are satisfied and the merger is completed, Modal would become a wholly owned subsidiary of Banco XP S.A. If the merger is not completed, then transaction documents contemplate that the XP group and Modal would implement an alternative structure, pursuant to which (i) the XP group shall acquire all shares of Modal held by Modal’s controlling shareholder in exchange for XP Class A common shares, and (ii) carry out a public tender offer for the acquisition of the remaining shares of Modal held by other Modal shareholders in accordance with Brazilian law. If the alternative structure is implemented, the XP group expects to acquire 55.68% of Modal’s share capital from Modal’s controlling shareholder and could acquire additional Modal shares pursuant to a public tender offer in accordance with Brazilian law, which would result in Modal becoming an affiliate of the Sponsor and, if the alternative structure is implemented before consummation of the Business Combination, XPAC.
Each of Banco XP S.A. and the Sponsor is an indirect wholly owned subsidiary of XP. This could give rise to conflicts of interest as described elsewhere in this proxy statement/prospectus, as upon closing of the merger, or upon implementation of the alternative structure, Modal would become an affiliate of the Sponsor and, if the merger is completed or the alternative structure is implemented before consummation of the Business Combination, XPAC. For more information, see “Risk Factors — Risks Related to PubCo — Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to XPAC (including, through XP Investments US and XP Investimentos) and to third-party clients, from Modal’s provision of financing through the Modal PIPE Financing, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others.”

MERGER PROPOSAL
Overview
The Merger Proposal, if approved, will authorize the Plan of Initial Merger.
A copy of the Plan of Initial Merger is attached to this proxy statement/prospectus as Annex B.
Reasons for the Merger Proposal
The Companies Act required that the entry into the Plan of Initial Merger be authorized by special resolution of the members of XPAC.
Vote Required for Approval
The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and other will have no effect on a particular proposal.
The approval of the Merger Proposal is a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that the Plan of Initial Merger be authorized, approved and confirmed in all respects, that XPAC Acquisition Corp. be and is hereby authorized to enter into the Plan of Initial Merger, and that the merger of XPAC Acquisition Corp. with and into BAC1 Holdings Inc., with BAC1 Holdings Inc. surviving the merger as a direct wholly owned subsidiary of SUPERBAC PubCo Holdings Inc., be authorized, approved and confirmed in all respects.”
Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSALS
Overview
If the Business Combination is consummated, the Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of PubCo given that XPAC shareholders will, effective as of the consummation of the Business Combination (and assuming such shareholders do not redeem their public shares) hold PubCo Class A Ordinary Shares subject to the Proposed Governing Documents. XPAC shareholders are asked to consider and vote upon and to approve by special resolution four separate non-binding advisory proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents.
The Advisory Governing Documents Proposals are advisory and are not binding on XPAC or the XPAC Board. In the judgment of the XPAC Board, these provisions are necessary to adequately address the needs of PubCo. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals. The Proposed Governing Documents differ materially from the Existing Governing Documents. The below table sets forth a summary of the principal changes proposed between the Existing Governing Documents and the Proposed Governing Documents. This summary is qualified by reference to the complete text of the Existing Governing Documents and the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. XPAC shareholders are urged to carefully read the relevant provisions of the Proposed Governing Documents that will be in effect as of consummation of the Business Combination.
Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo
Authorized Share Capital
(Advisory Governing Documents Proposal 3A)
XPAC authorized share capital is $22,100 divided into (i) 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of $0.0001 each and (iii) 1,000,000 preference shares of a par value of $0.0001 each.	The authorized share capital of PubCo is $[•] divided into [•] shares of par value of $0.000001 each, of which [•] shall be designated as PubCo Class A Ordinary Shares and [•] shall be designated as convertible PubCo Class B Ordinary Shares.
Voting Power
(Advisory Governing Documents Proposal 3B)
The Existing Governing Documents provide that Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of our Class B ordinary shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.	The Proposed Governing Documents provide that, subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b) of the Proposed Governing Documents, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders.
Method to Appoint and Elect Directors
(Advisory Governing Documents Proposal 3C)
Prior to the closing of an initial business combination, XPAC may appoint or remove any director by ordinary resolution of the holders of Class B Ordinary Shares. Prior to the closing of an initial business Combination, holders of the XPAC	Per the Proposed Governing Documents, the initial composition of the PubCo board of directors shall consist of seven directors, of which: (i) two such directors shall be appointed by the Sponsor; provided that at least one out of such Sponsor

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo
Class A Ordinary Shares have no right to vote on the appointment or removal of any director.
directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee, in each case, subject to such individuals not being Excluded Appointees; and (ii) the remaining five directors shall be Founder Directors appointed by the SuperBac Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho); provided, that at least two out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee, with each such Director serving for a term of two years. Luiz Augusto Chacon de Freitas Filho will be the Chairman of the PubCo board of directors.
The number of directors may be increased to nine (but not eight) or reduced to seven (but not eight), if and as determined by the holders of a majority of the PubCo Class B Ordinary Shares, voting exclusively and as a separate class.
The SuperBac Founder will be entitled to nominate a number of designees to the PubCo board of directors by notice in writing to PubCo, as set forth below:
•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 25% of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least five Founder Directors to the PubCo board of directors; provided, that at least two out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least six Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee;

•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 10%, but less than 25%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo

Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least three Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and
•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 5%, but less than 10%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least one Founder Director to the PubCo board of directors; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee.

The Founder Directors shall be nominated, appointed and removed only by the SuperBac Founder.
For so long as the Sponsor owns at least 50% of the number of PubCo Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, then: (i) if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, the Sponsor will be entitled to nominate three Sponsor Directors to the PubCo board of directors; provided, that at least two out of such Sponsor Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.

Existing Governing Documents of XPAC	Proposed Governing Documents of PubCo

For so long as the Sponsor owns at least 25% of the number of Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, then: (i) if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate one Sponsor Director to the PubCo board of directors; and (ii) if the size of the PubCo board of directors is nine directors, the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.
The Sponsor Directors shall be nominated, appointed and removed only by the Sponsor.
In addition, for so long as the Temasek Entities shall continue to hold at least 5% of the total number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares then in issue, the Temasek Entities shall have the right to designate one observer at any and all meetings of the PubCo board of directors.

Other Changes in Connection with Adoption of the Proposed Governing Documents
(Advisory Governing Documents Proposal 3D)
The Existing Governing Documents include provisions related to XPAC’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to XPAC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as XPAC will cease to be a blank check company at such time.

ADVISORY GOVERNING DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION
OF CHANGE TO AUTHORIZED SHARE CAPITAL
Overview
XPAC shareholders are being asked to approve, on a non-binding advisory basis, the change in the authorized share capital from (i) the share capital of XPAC of $22,100 divided into 200,000,000 XPAC Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 XPAC Class B Ordinary Shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, to (i) the share capital of PubCo divided into [•] PubCo Class A Ordinary Shares, par value $0.000001 each and [•] PubCo Class B Ordinary Shares, par value $0.000001 each.
As of the date of this proxy statement/prospectus, there are (i) 21,961,131 XPAC Class A Ordinary Shares issued and outstanding, (ii) 5,490,283 XPAC Class B Ordinary Shares issued and outstanding and (iii) no XPAC preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of 7,320,377 public warrants and 4,261,485 private placement warrants of XPAC, in each case, issued and outstanding.
Pursuant to the Business Combination, at the Initial Merger Effective Time, (i) each issued and outstanding XPAC Class A Ordinary Share and XPAC Class B Ordinary Share will be canceled and converted into the right to receive one PubCo Class A Ordinary Share, and (ii) each issued and outstanding whole warrant to purchase XPAC Class A Ordinary Shares will be converted into the right to purchase one share of PubCo Class A Ordinary Share at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion. See the section titled “Business Combination Agreement Proposal” for a further discussion of these considerations.
This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.
Reasons for Advisory Governing Documents Proposal 3A
The approval of the authorized share capital of PubCo is necessary for PubCo to issue the PubCo Ordinary Shares in connection with the consummation of the Business Combination. Further, the XPAC Board believes that it is important for PubCo to have available for issuance a number of authorized shares of share capital sufficient to support the growth and to provide flexibility for future corporate needs of PubCo.
Vote Required for Approval
The approval of Advisory Governing Documents Proposal 3A requires a special resolution under the Companies Act, being the affirmative vote of holders of at least two-thirds (2/3) of the XPAC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The approval of Advisory Governing Documents Proposal 3A is (i) advisory, (ii) not binding on XPAC or the XPAC Board, and (iii) not a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.

Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, on a non-binding advisory basis, to approve in all respects the effective change in the authorized share capital from (i) the share capital of XPAC of $22,100 divided into 200,000,000 XPAC Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 XPAC Class B Ordinary Shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, to (i) the share capital of PubCo divided into [•] PubCo Class A Ordinary Shares, par value $0.000001 each and [•] PubCo Class B Ordinary Shares, par value $0.000001 each as described in the Advisory Governing Documents Proposal 3A.”
Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL 3A.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL 3B — APPROVAL OF CHANGES IN VOTING POWER
Overview
XPAC shareholders are being asked to approve, on a non-binding advisory basis, Advisory Governing Documents Proposal 3B, pursuant to which, upon consummation of the Business Combination, voting power in respect of XPAC is to be changed in accordance with the Proposed Governing Documents.
The Existing Governing Documents provide that Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of our Class B ordinary shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.
The Proposed Governing Documents provide that, subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b) of the Proposed Governing Documents, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders.
Changes in the voting power of XPAC Ordinary Shares will be implemented through all holders of XPAC Class A Ordinary Shares and XPAC Class B Ordinary Shares, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their XPAC Ordinary Shares) being issued PubCo Class A Ordinary Shares. All shareholders of PubCo other than the SuperBac Founder, will receive PubCo Class A Ordinary Shares.
This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.
Reasons for Advisory Governing Documents Proposal 3B
The purpose of this proposal is to effect changes in voting power in respect of XPAC, ensuring that the voting control that the SuperBac Founder currently exercises with respect to SuperBac continues with respect to PubCo, as, pursuant to the Proposed Governing Documents, the SuperBac Founder will have majority voting power upon consummation of the Business Combination. Giving the SuperBac Founder this level of voting control will allow him to execute PubCo’s long-term strategy following the Business Combination.
Vote Required for Approval
The approval of Advisory Governing Documents Proposal 3B requires a special resolution under the Companies Act, being the affirmative vote of holders of at least two-thirds (2/3) of the XPAC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The approval of Advisory Governing Documents Proposal 3B is (i) advisory, (ii) not binding on XPAC or the XPAC Board, and (iii) not a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.

Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, on a non-binding advisory basis, to approve in all respects the effective change in the voting rights attaching to the share capital of XPAC from the existing position that the Class A ordinary shareholders and Class B ordinary shareholders of record being entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of our Class B ordinary shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our Class A ordinary shares will not be entitled to vote on the appointment of directors during such time, to the proposed position that, subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b) of the Proposed Governing Documents, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders.”
Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL 3B.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL 3C — APPROVAL OF METHOD TO APPOINT AND ELECT DIRECTORS
Overview
XPAC shareholders are being asked to approve, on a non-binding advisory basis, Advisory Governing Documents Proposal 3C, pursuant to which, upon consummation of the Business Combination, our director nominees are to be elected by an ordinary resolution in accordance with the Proposed Governing Documents.
The Existing Governing Documents provide that prior to the closing of an initial business combination, XPAC may appoint or remove any director by ordinary resolutions of the holders of XPAC Class B Ordinary Shares. Prior to the closing of an initial business combination, holders of the XPAC Class A Ordinary Shares have no right to vote on the appointment or removal of any director.
The Proposed Governing Documents provide that director nominees must be elected by an ordinary resolution, meaning a resolution passed by a simple majority of votes cast at a meeting of PubCo or a resolution in writing passed in accordance with the Proposed Governing Documents.
Pursuant to the provisions of the Proposed Governing Documents, immediately following the consummation of the Business Combination, the SuperBac Founder will be entitled to nominate a number of designees to the PubCo board of directors by notice in writing to PubCo, as set forth below:
•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 25% of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least five Founder Directors to the PubCo board of directors; provided, that at least two out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least six Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee;

•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 10%, but less than 25%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least three Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and

•
for so long as the aggregate voting power of PubCo Ordinary Shares held by the SuperBac Founder continues to be at least 5%, but less than 10%, of the total voting power of all shares, then: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least one Founder Director to the PubCo board of directors; and (ii) if the size of the PubCo board of directors is nine directors, then the SuperBac Founder will be entitled to nominate at least two Founder Directors to the PubCo board of directors; provided, that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee.

In addition, for so long as the Sponsor owns at least 50% of the number of PubCo Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor will be entitled to nominate a number of Sponsor Directors to the PubCo board of directors by notice in writing to PubCo, as set forth below: (i) if the size of the PubCo board of directors is seven directors, then the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; and (ii) if the size of the PubCo board of directors is nine directors, then the Sponsor will be entitled to nominate three Sponsor Directors to the PubCo board of directors; provided, that at least two out of such Sponsor Directors shall qualify as Independent Directors and shall also be appointed as members of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.
For so long as the Sponsor owns at least 25% of the number of PubCo Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor will be entitled to nominate a number of Sponsor Directors by notice in writing to PubCo, as set forth below: (i) if the size of the PubCo board of directors is seven directors, then the Sponsor will be entitled to nominate one Sponsor Director to the PubCo board of directors; and (ii) if the size of the PubCo board of directors is nine directors, then the Sponsor will be entitled to nominate two Sponsor Directors to the PubCo board of directors; provided, that at least one out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee; subject, in each case, to such individuals not being Excluded Appointees.
In the event that either the SuperBac Founder or the Sponsor has nominated less than the total number of director(s) that they are entitled to nominate pursuant to the Proposed Governing Documents, the SuperBac Founder or Sponsor (as the case may be) shall have the right, at any time, to nominate such additional director(s) to which they are entitled to nominate, in which case the SuperBac Founder, the Sponsor and PubCo shall take, or cause to be taken, all necessary action to appoint such additional director(s) so nominated.
Subject to the Proposed Governing Documents provisions, any vacancies on the PubCo board of directors shall be filled by PubCo shareholders by means of resolution passed by a simple majority of votes cast at a meeting of PubCo or a resolution in writing passed in accordance with the Proposed Governing Documents, except for certain vacancies as described in the Proposed Governing Documents. Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of PubCo (and such appointment shall terminate at the commencement of the annual general meeting). No shareholder will be permitted to cumulate votes at any such election of directors.
In addition, for so long as the Temasek Entities shall continue to hold at least 5% of the total number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares then in issue, the Temasek Entities shall have the right to designate one observer at any and all meetings of the PubCo board of directors (but, for the avoidance of doubt, such observers will not be entitled to attend any meetings of any committees thereof except to the extent invited by such committee), in the sole discretion of the Temasek Entities. Such observer will be entitled to receive all notices and materials provided to PubCo directors, and shall have the same access and information rights as a PubCo director; provided, that such observer shall not be entitled to receive any notices, materials, information or access to the extent that the PubCo board of directors determines that providing such notices, materials, information or access, as applicable, would result in the waiver of any applicable privilege. Such observer may speak at any meetings of the PubCo board of directors, but will not have voting rights or fiduciary obligations to PubCo, its subsidiaries or their equity holders, except that such observer shall be required to execute a confidentiality undertaking, reasonably acceptable to PubCo, pursuant to which such observer agrees to hold in confidence and trust all information received by such observer in his or her capacity as such; provided that any such confidentiality undertaking will permit the observer to share any information deemed confidential thereunder with the Temasek Entities and any of their officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, provided that the Temasek Entities and any such representatives agree to be bound by confidentiality to the extent of any confidential information so shared.
See the section entitled “PubCo Management Following the Business Combination — Board of Directors” for further discussion of these considerations.
This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for Advisory Governing Documents Proposal 3C
The purpose of this proposal is to effect the method of appointment and election of directors to the PubCo Board as negotiated between the parties in connection with the Business Combination Agreement.
Vote Required for Approval
The approval of Advisory Governing Documents Proposal 3C requires a special resolution under the Companies Act, being the affirmative vote of holders of at least two-thirds (2/3) of the XPAC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The approval of Advisory Governing Documents Proposal 3C is (i) advisory, (ii) not binding on XPAC or the XPAC Board, and (iii) not a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, on a non-binding advisory basis, that the principal differences between the existing amended and restated memorandum and articles of association of XPAC Acquisition Corp. and the amended and restated memorandum and articles of association of SUPERBAC PubCo Holdings Inc. as attached to this proxy statement/prospectus as Annex D and as described in the Advisory Governing Documents Proposal 3C be approved.”
Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL 3C.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL 3D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH THE ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS
Overview
XPAC shareholders are being asked to approve, on a non-binding advisory basis, Advisory Governing Documents Proposal 3D, pursuant to which the Proposed Governing Documents of PubCo will not include the various provisions of the Existing Governing Documents that are applicable only to blank check companies, which will no longer be applicable to us upon consummation of the Business Combination.
The Proposed Governing Documents do not include provisions related to a blank check company (including those related to operation of the Trust Account, winding up our operations should we not complete our initial business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, PubCo will not be a blank check company. The Proposed Governing Documents do not contain the requirement to dissolve PubCo allowing it to continue as a corporate entity with perpetual existence following the Business Combination. Perpetual existence is the usual period of existence for corporations, and the XPAC Board believes it is the most appropriate period for PubCo following the Business Combination.
Reasons for Advisory Governing Documents Proposal 3D
The XPAC Board believes that the provisions that relate to the operation of XPAC as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).
Vote Required for Approval
The approval of Advisory Governing Documents Proposal 3D requires a special resolution under the Companies Act, being the affirmative vote of holders of at least two-thirds (2/3) of the XPAC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The approval of Advisory Governing Documents Proposal 3D is (i) advisory, (ii) not binding on XPAC or the XPAC Board, and (iii) not a condition to the consummation of the Business Combination.
The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Advisory Governing Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, on a non-binding advisory basis, that the principal differences between the existing amended and restated memorandum and articles of association of XPAC Acquisition Corp. and the amended and restated memorandum and articles of association of SUPERBAC PubCo Holdings Inc. as attached to this proxy statement/prospectus as Annex D and as described in the Advisory Governing Documents Proposal 3D be approved.”

Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL 3D.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the XPAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to XPAC shareholders, (ii) if necessary, to permit further solicitation of additional proxies from XPAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if XPAC shareholders redeem an amount of public shares such that the Minimum Cash Condition would not be satisfied.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by XPAC shareholders, the XPAC Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Transaction Proposals or XPAC shareholders have elected to redeem an amount of public shares such that the Minimum Cash Condition to the obligation to closing of the Business Combination would not be satisfied.
Vote Required For Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the XPAC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
The approval of Adjournment Proposal is not a condition to the consummation of the Business Combination.
The Adjournment Proposal is not conditioned on the approval of any other proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to XPAC shareholders, (ii) if necessary, to permit further solicitation of additional proxies from XPAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if XPAC shareholders redeem an amount of the public shares such that the Minimum Cash Condition (as defined in this proxy statement/prospectus) would not be satisfied, be authorized, approved and confirmed in all respects.”
Recommendation of the XPAC Board
THE XPAC BOARD UNANIMOUSLY RECOMMENDS THAT XPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of XPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of XPAC and XPAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, XPAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal — Interests of XPAC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors — Risks Related to XPAC and the Business Combination — Our Sponsor, certain members of the XPAC Board and our officers have interests in the Business Combination that may conflict with those of other shareholders in recommending that shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On April 25, 2022, XPAC and SuperBac entered into a definitive Business Combination Agreement, which was amended on December 2, 2022 by the Amendment Agreement to the Business Combination Agreement. Upon the consummation of the Business Combination, PubCo, a newly incorporated Cayman Islands exempted company, is expected to become the controlling entity for XPAC and SuperBac, and is expected to be publicly listed and traded on the Nasdaq. For further description of the Business Combination, see “Business Combination Proposal” and “Business Combination Agreement.”
The following unaudited pro forma condensed combined financial information provides additional information regarding the financial aspects of the Business Combination and related transactions.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022 is presented as if the Business Combination had been consummated on that date. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022, and for the year ended December 31, 2021, gives effect to the Business Combination as if it had been completed on January 1, 2021. The historical financial information has been adjusted on a pro forma basis to reflect the accounting for the Business Combination (i.e., Transaction Accounting Adjustments), as required by the applicable IFRS, and does not contemplate any impacts of any integration costs and synergies to be obtained following the Business Combination (i.e., Management Adjustments). Considering that PubCo’s operations will be those of SuperBac, no adjustments to depict the registrant as an autonomous entity (i.e., Autonomous Entity Adjustments) were deemed necessary.
The unaudited pro forma condensed financial statements have been derived from:
•
the historical unaudited financial statements of SuperBac as of and for the six months ended June 30, 2022, and the historical audited financial statements for the year ended December 31, 2021, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•
the historical unaudited financial statements of XPAC (i) as of and for the six months ended June 30, 2022, and the related notes thereto, as included in the Form 10-Q for the six months ended June 30, 2022 filed by XPAC with the SEC on August 22, 2022, and (ii) for the period from March 11, 2021 (inception) through December 31, 2021 (as restated), and the related notes thereto, included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus.
This information should be read together with the financial statements and related notes, as applicable, of each of SuperBac and XPAC included in this proxy statement/prospectus and SuperBac and XPAC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XPAC,” and the other financial information included elsewhere in this proxy statement/prospectus.
Description of the Business Combination
Upon completion of the Business Combination, PubCo is expected to become the controlling entity for XPAC and SuperBac, and XPAC’s non-redeeming public shareholders, the Existing SuperBac Shareholders that are party to the relevant transaction agreements, and the Sponsor are expected to become shareholders of PubCo. PubCo will become a publicly-listed entity, and the PubCo Class A Ordinary Shares and the PubCo Warrants are expected to trade on the Nasdaq under the ticker symbols SUPB and SUPBW, respectively.
The consummation of the Business Combination is subject to certain customary conditions, including, but not limited to, approval of the Transaction Proposals by the XPAC shareholders and a Minimum Cash Condition of $150 million in gross transaction proceeds (subject to certain adjustments calculated in accordance with the Business Combination Agreement). The Business Combination Agreement contemplates that XPAC and SuperBac would have the option to seek additional equity or debt financings prior to the consummation of the Business Combination in order to fulfill the Minimum Cash Condition, which could result in the issuance of additional PubCo securities. For a more detailed description of the Business Combination, including the consideration payable pursuant to the Business Combination Agreement and how such consideration is calculated, see “The Business Combination Agreement — Consideration to be Received in the Business Combination.” The Sponsor Support Agreement also provides that the Sponsor shall forego a certain portion of the PubCo Class A Ordinary Shares to which it is entitled, as calculated in accordance with the Sponsor Support Agreement, to the extent that the cash amount ultimately contributed by XPAC to PubCo is less than the balance in the Trust Account prior to consummation of the Business Combination. For a more detailed description, see “Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”
The unaudited pro forma condensed combined financial information contained herein assumes, among other things, fulfilment of the Minimum Cash Condition and approval of the Transaction Proposals by the XPAC shareholders.
In connection with the business combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than the Founder will receive PubCo Class A Ordinary Shares entitled to one vote per share, and the Founder will receive PubCo Class B Ordinary Shares entitled to 10 votes per share. As described elsewhere in this proxy statement/prospectus, upon completion of the Business Combination, the Founder is expected to hold at least a majority of the voting rights in PubCo.
For a more detailed description of the Business Combination and certain agreements executed in connection therewith, see “The Business Combination Agreement” and “Certain Agreements Related To The Business Combination” included elsewhere in this proxy statement/prospectus.
XPAC does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell company, holding only the cash raised in connection with its IPO. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination is expected to be accounted for as a reverse recapitalization. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of SuperBac and XPAC. See Note 2 — Accounting for the Business Combination for more details.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
(in thousands of Brazilian Reais (R$))
	XPAC Historical (As Restated) (Translated to R$)	SuperBac Historical	Adjustments	Note	Scenario No. 1 — No Redemption			Scenario No. 2 — Minimum Cash Condition			Scenario No. 3 — Full Redemption
					Redemption Dependent Adjustment	Note	Pro Forma Condensed	Redemption Dependent Adjustment	Note	Pro Forma Condensed	Redemption Dependent Adjustment	Note	Pro Forma Condensed
ASSETS
Current:
Cash and equivalents	1,416	105,896	84,514	3(a) (b) (c) (e) and (f)	1,151,940	3(i)	1,343,766	523,800	3(i)	715,626	—	3(i)	191,826
Trade accounts receivable	—	139,503	—		—		139,503	—		139,503	—		139,503
Inventories	—	460,102	—		—		460,102	—		460,102	—		460,102
Prepaid expenses	2,252	—	—		—		2,252	—		2,252	—		2,252
Recoverable taxes	—	14,998	—		—		14,998	—		14,998	—		14,998
Other current assets	—	38,819	—		—		38,819	—		38,819	—		38,819
Total current assets	3,668	759,318	84,514		1,151,940		1,999,440	523,800		1,371,300	—		847,500
Noncurrent:
Investments held in Trust Account	1,151,940	—	—		(1,151,940)	3(i)	—	(1,151,940)	3(h) and (i)	—	(1,151,940)	3(h) and (i)	—
Financial investments	—	18,154	—		—		18,154	—		18,154	—		18,154
Trade accounts receivable – related parties	—	6,867	(6,515)	3(c)	—		352	—		352	—		352
Recoverable taxes	—	42,360	—		—		42,360	—		42,360	—		42,360
Deferred income taxes	—	55,553	—		—		55,553	—		55,553	—		55,553
Other non-current assets	175	813	—		—		988	—		988	—		988
Investment properties	—	81,963	—		—		81,963	—		81,963	—		81,963
Property, plant and equipment	—	198,977	—		—		198,977	—		198,977	—		198,977
Intangible assets	—	7,738	—		—		7,738	—		7,738	—		7,738
Right-of-use assets	—	6,999	—		—		6,999	—		6,999	—		6,999
Total noncurrent assets	1,152,115	419,424	(6,515)		(1,151,940)		413,084	(1,151,940)		413,084	(1,151,940)		413,084
Total assets	1,155,783	1,178,742	77,999		—		2,412,524	(628,140)		1,784,384	1,151,940		1,260,584
LIABILITIES
Current Liabilities:
Accounts payable	115	312,082	—		—		312,197	—		312,197	—		312,197
Accrued expenses	16,640	—	—		—		16,640	—		16,640	—		16,640
Borrowings and financing	—	426,300	51,332	3(f)	—		477,632	—		477,632	—		477,632
Advances from customers	—	162,514	—		—		162,514	—		162,514	—		162,514
Financial instruments	—	2,415	—		—		2,415	—		2,415	—		2,415
Labor and social security obligations	—	14,960	—		—		14,960	—		14,960	—		14,960
Tax payable	—	5,608	—		—		5,608	—		5,608	—		5,608
Lease liabilities	—	4,498	—		—		4,498	—		4,498	—		4,498
Other accounts payable	482	18,734	—		—		19,216	—		19,216	—		19,216
Total current liabilities	17,237	947,111	51,332		—		1,015,680	—		1,015,680	—		1,015,680
Noncurrent Liabilities:
Promissory note payable – related party	1,571	—	(1,571)	3(a)	—		—	—		—	—		—
Deferred underwriter’s commission fee	26,170	—	(26,170)	3(a)	—		—	—		—	—		—
Deferred advisory fee – related party	14,091	—	(14,091)	3(a)	—		—	—		—	—		—
Warrant liabilities	9,629	—	—		—		9,629	—		9,629	—		9,629
Lease liabilities	—	2,391	—		—		2,391	—		2,391	—		2,391
Borrowings and financing	—	107,293	205,330	3(f)	—		312,623	—		312,623	—		312,623
Trade accounts payable – related parties	—	112,255	(112,255)	3(b)	—		—	—		—	—		—
Provision for tax, civil and labor risks	—	2,283	—		—		2,283	—		2,283	—		2,283
Total noncurrent liabilities	51,461	224,222	51,243		—		326,926	—		326,926	—		326,926
Total liabilities	68,698	1,171,333	102,575		—		1,342,606	—		1,342,606	—		1,342,606

	XPAC Historical (As Restated) (Translated to R$)	SuperBac Historical	Adjustments	Note	Scenario No. 1 — No Redemption			Scenario No. 2 — Minimum Cash Condition			Scenario No. 3 — Full Redemption
					Redemption Dependent Adjustment	Note	Pro Forma Condensed	Redemption Dependent Adjustment	Note	Pro Forma Condensed	Redemption Dependent Adjustment	Note	Pro Forma Condensed
Commitments and Contingencies:
Redeemable Shares	1,153,655	—	—		(1,153,655)	3(g)	—	(1,153,655)	3(g) and (h)	—	(1,153,655)	3(g) and (h)	—
Shareholders’ Equity
Share capital	3	352,118	—		1,151,940	3(g)	1,504,061	523,800	3(g)	875,921	—	3(g)	352,121
Treasury shares	—	(5,356)	—		—		(5,356)	—		(5,356)	—		(5,356)
Capital reserves	—	(53,217)	(13,267)	3(c) (d) and (e)	—		(66,484)	—		(66,484)	—		(66,484)
Other comprehensive income	(1,339)	162	—		1,715	3(g)	538	1,715	3(g)	538	1,715	3(g)	538
Earnings reserves	(65,234)	(286,298)	(11,309)	3(d)	—		(362,841)	—		(362,841)	—		(362,841)
Shareholders’ Equity (Deficit)	(66,570)	7,409	(24,576)		1,153,655		1,069,918	525,515		441,778	1,715		(82,022)
Total liabilities, Redeemable Shares and Shareholders’ Equity	1,155,783	1,178,742	77,999		—		2,412,524	(628,140)		1,784,384	(1,151,940)		1,260,584

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(in thousands of Brazilian Reais (R$), except share and per share amounts)
	XPAC Historical (As Restated) (Translated to R$)	SuperBac Historical	Pro Forma Adjustments	Note	Pro Forma Condensed
Net operating revenue	—	440,978	—		440,978
Cost of sales	—	(350,297)	—		(350,297)
Gross Profit	—	90,681	—		90,681
Selling expenses	—	(60,450)	—		(60,450)
Formation Costs, General and administrative expenses	(13,411)	(42,998)	11,709	4 (bb)	(44,700)
Other income, net	—	(345)	—		(345)
Loss before financial result and income taxes	(13,411)	(13,112)	11,709		(14,814)
Offering expenses related to warrant issuance	20,249	—	—		20,249
Change in fair value of warrant liabilities	1,533	—	(1,533)	4 (aa)	—
Gain on securities held in trust	55	—	—		55
Other financial result, net	—	(83,614)	(19,055)	4(cc)	(102,669)
Profit before income (loss) tax and social contribution	8,426	(96,726)	(8,879)		(97,179)
Current	—	—	—		—
Deferred	—	25,917	(10,460)	4(dd)	15,457
Net Income (Loss) for the year	8,426	(70,809)	(19,339)		(81,722)
NET INCOME (LOSS) PER SHARE
Weighted average number of shares – Scenario No. 1
Basic weighted average shares outstanding, Class A Ordinary Shares	21,961,131	42,719,805			43,152,938
Basic net income (loss) per share, Class A Ordinary Shares	0.31	(1.66)			(1.59)
Diluted weighted average shares outstanding, Class A Ordinary Shares	21,961,131	128,646,264			43,152,938
Diluted net income (loss) per share, Class A Ordinary Shares	0.31	(0.82)			(1.59)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,490,283	n/a			8,271,380
Basic and diluted net income (loss) per share, Class B Ordinary Shares	0.31	n/a			(1.59)
Weighted average number of shares – Scenario No. 2
Basic and diluted weighted average shares outstanding, Class A Ordinary Shares	21,961,131	42,719,805			30,575,512
Basic and diluted net income (loss) per share, Class A Ordinary Shares	0.31	(1.66)			(2.07)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,490,283	n/a			8,873,646
Basic and diluted net income (loss) per share, Class B Ordinary Shares	0.31	n/a			(2.07)
Weighted average number of shares – Scenario No. 3
Basic and diluted weighted average shares outstanding, Class A Ordinary Shares	21,961,131	42,719,805			19,728,176
Basic and diluted net income (loss) per share, Class A Ordinary Shares	0.31	(1.66)			(2.77)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,490,283	n/a			9,735,012
Basic and diluted net income (loss) per share, Class B Ordinary Shares	0.31	n/a			(2.77)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands of Brazilian Reais (R$), except share and per share amounts)
	XPAC Historical (As Restated) (Translated to R$)	SuperBac Historical	Pro Forma Adjustments	Note	Pro Forma Condensed
Net operating revenue	—	705,985	—		705,985
Cost of sales	—	(561,708)	—		(561,708)
Gross Profit	—	144,277	—		144,277
Selling expenses	—	(100,010)	—		(100,010)
Formation Costs, General and administrative expenses	(10,822)	(69,166)	(23,865)	4(ff)	(103,853)
Other income, net	—	7,112	—		7,112
Loss before financial result and income taxes	(10,822)	(17,787)	(23,865)		(52,474)
Offering expenses related to warrant issuance	(2,797)	—	—		(2,797)
Change in fair value of warrant liabilities	42,338	—	—		42,338
Gain on securities held in trust	35	—	(35)	4(ee)	—
Other financial result, net	—	(23,206)	(51,810)	4(gg) and (hh)	(75,016)
Profit before income (loss) tax and social contribution	28,754	(40,993)	(75,710)		(87,949)
Current	—	(2,108)	—		(2,108)
Deferred	—	6,364	25,730	4(ii)	32,094
Net Income (Loss) for the year	28,754	(36,737)	(49,981)		(57,964)
NET INCOME (LOSS) PER SHARE
Weighted average number of shares – Scenario No. 1
Basic weighted average shares outstanding, Class A Ordinary Shares	11,097,142	86,413,223			43,152,938
Basic net income (loss) per share, Class A Ordinary Shares	1.78	(0.43)			(1.13)
Diluted weighted average shares outstanding, Class A Ordinary Shares	11,097,142	97,801,693			43,152,938
Diluted net income (loss) per share, Class A Ordinary Shares	1.78	(0.73)			(1.13)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,088,474	n/a			8,271,380
Basic and diluted net income (loss) per share, Class B Ordinary Shares	1.78	n/a			(1.13)
Weighted average number of shares – Scenario No. 2
Basic and diluted weighted average shares outstanding, Class A ordinary shares	11,097,142	86,413,223			30,575,512
Basic and diluted net income (loss) per share, Class A Ordinary Shares	1.78	(0.43)			(1.47)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,088,474	n/a			8,873,646
Basic and diluted net income (loss) per share, Class B Ordinary Shares	1.78	n/a			(1.47)
Weighted average number of shares – Scenario No. 3
Basic and diluted weighted average shares outstanding, Class A Ordinary Shares	11,097,142	86,413,223			19,728,176
Basic and diluted net income (loss) per share, Class A Ordinary Shares	1.78	(0.43)			(1.97)
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	5,088,474	n/a			9,735,012
Basic and diluted net income (loss) per share, Class B Ordinary Shares	1.78	n/a			(1.97)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1.   Basis of Preparation
This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only. It is not necessarily indicative of what PubCo’s consolidated financial condition or results of operations would have been assuming the Business Combination had been consummated as of January 1, 2021, nor does it purport to represent the consolidated financial position or results of operations of PubCo for future periods.
The historical audited consolidated financial statements of XPAC from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with U.S. GAAP and in its presentation currency of United States dollars (“$”); meanwhile, the historical audited consolidated financial statements of SuperBac were prepared in accordance with IFRS, as issued by the IASB, and were presented in Brazilian reais (“R$”).
The underlying financials statements included in this unaudited pro forma condensed combined financial information have been conformed to IFRS, and to consider Brazilian reais as its presentation currency. There were no material accounting policy differences identified in converting XPAC’s historical financial statements to IFRS and thus there were no adjustments to the unaudited pro forma condensed combined financial information related to this subject. The historical financial statements of XPAC have also been translated into Brazilian reais for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:
•
at the period end exchange rate as of June 30, 2022, of $1.00 to R$5.2380 for assets and liabilities in the balance sheet;

•
the average exchange rate for the period from January 1, 2022, through June 30, 2022, of $1.00 to R$5.0779 for the statement of operations for the period ending on that date;

•
the August 3, 2021 (the date on which XPAC consummated its IPO) exchange rate of $1.00 to R$5.2458 for equity balances in the balance sheet; and

•
the average exchange rate for the period from March 11, 2021 (XPAC’s date of inception) through December 31, 2021, of $1.00 to R$5.3850 for the statement of operations for the year ending on that date

To consummate the Business Combination, the Business Combination Agreement provides, among other things, that XPAC must have cash held either in or outside the Trust Account (including the proceeds of any potential equity or debt financings), XPAC must have an aggregate cash amount equal to, or exceeding, $150 million in gross proceeds (subject to certain adjustments calculated in accordance with the Business Combination Agreement). XPAC cannot predict how many of the public shareholders will exercise their right to have their Class A Ordinary Shares redeemed for cash. As a result, we have elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios as follows:

•
Scenario No. 1 — No Redemption:   This presentation assumes that (i) no public shareholders of XPAC exercise redemption rights with respect to their public shares for a pro rata share of cash in the Trust Account upon consummation of the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus.

•
Scenario No. 2 — Minimum Cash Condition:   This presentation assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) XPAC public shareholders holding 11.98 million Class A Ordinary Shares will exercise their redemption rights for $119.8 million upon consummation of the Business Combination at a redemption price of $10 per share (being the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account (as of June 30, 2022) to satisfy the Minimum Cash Condition provided for in the Business Combination Agreement when taken together with the gross proceeds of the Modal PIPE Financing).

•
Scenario No. 3 — Full Redemption:   This presentation assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated.

Each of these scenarios also assumes that:

•
Except for the Modal PIPE Financing, no additional equity or debt financings, including no PIPE Investments and no Additional Permitted Financings, will be entered into prior to the consummation of the Business Combination in order to fulfill the Minimum Cash Condition or otherwise.

•
100% of SuperBac’s shareholders will partake in the Business Combination and exchange their direct or indirect equity interests in SuperBac for PubCo shares.

•
SuperBac’s transaction expenses will not exceed $7.5 million, and to the extent that XPAC’s transaction expenses exceed $15 million it is assumed that, for the purposes of this unaudited pro forma condensed combined financial information, the Sponsor would opt to reimburse PubCo for any such excess in the form of a dollar-for-dollar cash reimbursement from the Sponsor to the PubCo (in accordance with the Business Combination Agreement), such that XPAC’s transaction expenses to be incurred by PubCo will not, in effect, exceed $15.0 million.

•
As of the consummation of the Business Combination, SuperBac will not have incurred indebtedness in excess of its permitted indebtedness threshold (as set forth in the Business Combination Agreement) without XPAC’s consent.

Based on the scenarios and assumptions set forth above, we anticipate that, upon completion of the Business Combination, the approximate ownership interests of PubCo, excluding the dilutive effect of any future exercise of any PubCo Warrants that will remain outstanding and become exercisable 30 days after the consummation of the Business Combination or any future exercise of the Modal Warrants, will be as set forth in the table below:
	Scenario No. 1 — No Redemption				Scenario No. 2 — Minimum Cash Condition				Scenario No. 3 — Full Redemption
Equity Capitalization at Consummation of the Business Combination	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	Total Shares	% of Total Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	Total Shares	% of Total Shares	PubCo Class A Ordinary Shares	PubCo Class B Ordinary Shares	Total Shares	% of Total Shares
Existing shareholders of SuperBac
Founder	—	8,271,380	8,271,380	16.1%	—	8,873,646	8,873,646	22.5%	—	9,735,012	9,735,012	33.0%
Others	15,701,524	—	15,701,524	30.5%	16,844,802	—	16,844,802	42.7%	18,479,929	—	18,479,929	62.7%
XPAC’s existing public shareholders	21,961,131	—	21,961,131	42.7%	9,985,971	—	9,985,971	25.3%	—	—	—	—
Sponsor held shares	5,490,283	—	5,490,283	10.7%	3,744,739	—	3,744,739	9.5%	1,248,247	—	1,248,247	4.2%
Total	43,152,938	8,271,380	51,424,318	100.0%	30,575,512	8,873,646	39,449,158	100.0%	19,728,176	9,735,012	29,463,188	100.0%
The actual results will likely be within the parameters described by the redemption scenarios, however, there can be no assurance regarding which scenario will be closest to the actual results.
SuperBac’s management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that

SuperBac believes are reasonable under the circumstances. These adjustments may need to be revised by SuperBac’s as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. SuperBac believes that these assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
Note 2 — Accounting for the Business Combination
PubCo is considered to be the legal acquirer in the Transaction, primarily in view of the fact that PubCo will be the entity issuing shares as consideration in obtaining control of SuperBac and XPAC pursuant to the Business Combination.
XPAC does not meet the definition of a “business” pursuant to IFRS 3 as it is a listed shell company holding only the cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Transaction is expected to be accounted for as a reverse recapitalization, equivalent to the issuance of shares by PubCo for the net monetary assets of SuperBac, accompanied by a recapitalization. The net assets of SuperBac will be stated at historical cost, with no goodwill or other intangible assets recorded.
SuperBac is considered to be the accounting acquirer in the Transaction, primarily in view of the fact that:
•
PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than the Founder will receive PubCo Class A Ordinary Shares entitled to one vote per share, and the Founder will receive PubCo Class B Ordinary Shares entitled to 10 votes per share, the Existing SuperBac Shareholders will hold a majority of the voting power of PubCo immediately following consummation of the Business Combination;

•
PubCo’s operations will substantially be comprised of the ongoing operations of SuperBac; and

•
SuperBac’s senior management will comprise the senior management of PubCo, including the CEO and CFO roles.

The unaudited pro forma condensed combined financial information assumes that XPAC Warrants, as disclosed in Note 8 to XPAC’s historical unaudited financial statements as of and for the six months ended June 30, 2022, and as disclosed in Note 8 to XPAC’s historical audited financial statements as of and for the year ended December 31, 2021 (as restated), will be accounted for as liabilities in accordance with IAS 32 following consummation of the Business Combination and, accordingly, will remain being subject to ongoing mark-to-market adjustments through the statement of operations, as presented in the historical unaudited financial statements of XPAC as of and for the six months ended June 30, 2022, and as presented in the historical audited financial statements of XPAC as of and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated).
Note 3.   Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022, are as follows:

(a)
reflects the payment of R$41.8 million ($8.0 million) of deferred underwriters’ fees incurred in connection with XPAC’s IPO, promissory notes payables and deferred advisory fees, as described in note 5 to XPAC’s historical audited consolidated financial statements as of and for the year ended June 30, 2022, that are due upon completion of the Business Combination;

(b)
reflects a disbursement of cash in the amount of R$112.3 million to SuperBac’s stockholders associated with redeemable preference shares that become redeemable upon closing of a liquidity related event, which is satisfied with the conclusion of the Business Combination. This amount refers to the total of redeemable shares outstanding as of June 30, 2022;

(c)
reflects a non-cash settlement in the amount of R$6.5 million and a cash settled amount of R$2.5 million regarding a related party loan agreement held with Luiz Chacon Filho as agreed upon in the Shareholder Agreement signed on December 22, 2021, to be settled upon the closing of a liquidity related event, which is satisfied with the conclusion of the transaction;

(d)
represents R$11.3 million of incremental stock-based compensation expenses expected to be incurred during the year ending December 31, 2022 in connection with the vesting of stock options granted under SuperBac’s stock option plans;

(e)
reflects transaction costs expected to be incurred in the amount of R$15.6 million, of which R$7.6 million incurred by SuperBac and R$8.0 million incurred by XPAC. These costs consist of, advisory, banking, legal and accounting related transaction costs incurred in connection with the Business Combination and to be accounted for as a reduction to the total amount of equity raised;

(f)
reflects the net proceeds of R$256.7 million related to the Modal senior secured debt financing that is expected to be consummated on the Acquisition Closing Date;

(g)
reflects the reclassification of Class A common stock of XPAC subject to possible redemption to permanent equity upon completion of the business combination, according to each of the aforementioned scenarios (R$1,151.9 million in the “No Redemption Scenario” and R$523.8 million in the “Minimum Cash Condition Scenario”);

(h)
reflects the redemption of shares of XPAC’s Class A common stock at a redemption price of $10.00 per share, according to each of the scenarios presented above (the maximum number of 11,975,160 shares for R$628.1 million in the “Minimum Cash Condition Scenario” and the maximum number of 21,961,131 shares for R$1,151.9 million in the “Full Redemption Scenario”); and

(i)
reflects the reclassification of cash and cash equivalents held in the Trust Account that becomes available following the Business Combination, according to each of the scenarios presented above (R$1,151.9 million in the “No Redemption Scenario”, and R$523.8 million in the “Minimum Cash Condition Scenario”).

Note 4.   Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022, are as follows:
(aa)
reflects the elimination of R$1.5 million for the six months ended June 30, 2022, respectively, of the interest earned on investments held in the Trust Account;

(bb)
reflects the elimination of R$11.7 million of stock-based compensation expenses incurred by SuperBac in the six months ended June 30, 2022, that were already included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, as per Note 4 (ee), given that the pro forma statement of operations gives effect to the Business Combination as if it had been completed on January 1, 2021;

(cc)
reflects the interest expense of R$19.1 million for the six months ended June 30, 2022 related to the Modal senior secured debt financing that is expected to be consummated on the Acquisition Closing Date; and

(dd)
reflects the estimated income tax effect on the pro forma adjustments considering the effective rate in Brazil of 34% for SuperBac (R$10.5 million). The pro forma adjustments related to expenses expected to be incurred by XPAC or PubCo do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, are as follows:

(ee)
reflects the elimination of R$0.04 million for the year ended December 31, 2021, respectively, of the interest earned on investments held in the Trust Account;

(ff)
represents R$23.9 million of incremental stock-based compensation expenses expected to be incurred in connection with the vesting of stock options granted under SuperBac’s stock option plans upon the consummation of the Business Combination;

(gg)
reflects the elimination of interest income (net) of R$6.1 million for the year ended December 31, 2021, related to a related parties loans receivables and payables that will be fully settled upon the consummation of the Business Combination (for further information, see balance sheet adjustments (b), (c) and (d));

(hh)
reflects the interest expense of R$45.7 million for the year ended December 31, 2021 related to the Modal senior secured debt financing that is expected to be consummated on the Acquisition Closing Date; and

(ii)
reflects the estimated income tax effect on the pro forma adjustments considering the effective rate in Brazil of 34% for SuperBac (R$25.7 million). The pro forma adjustments related to expenses expected to be incurred by XPAC or PubCo do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

Note 5.   Earnings (Loss) per Share
Net earnings (loss) per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the business combination and other related events, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had been consummated on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes the shares issued in each scenario have been outstanding for the entire period presented.
The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption of XPAC’s public shares:
	Six months ended June 30, 2022
in thousands, except share data	Scenario No. 1 — No Redemption	Scenario No. 2 — Minimum Cash Condition	Scenario No. 3 — Full Redemption
Pro forma net loss for the period	(81,722)	(81,722)	(81,722)
Pro forma net loss per share – basic and diluted(1)
Class A Ordinary Shares	(1.59)	(2.07)	(2.77)
Class B Ordinary Shares	(1.59)	(2.07)	(2.77)
Weighted average shares outstanding – basic and diluted(2)
Existing shareholders of SuperBac	15,701,524	16,844,802	18,479,929
XPAC’s existing public shareholders	21,961,131	9,985,971	—
Sponsor held shares	5,490,283	3,744,739	1,248,247
Class A Ordinary Shares	43,152,938	30,575,512	19,728,176
Existing shareholders of SuperBac	8,271,380	8,873,646	9,735,012
Class B Ordinary Shares	8,271,380	8,873,646	9,735,012

(1)
Considering the basic pro forma net loss per share, the outstanding public warrants and private placement warrants are considered as anti-dilutive and are not included in the calculation of diluted pro forma net loss per share. XPAC currently has 7,320,377 public warrants and 4,261,485 private placement warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at $11.50 per share. Subject to the terms of the Warrant Agreement, these warrants are not exercisable until the later of (a) 30 days after the consummation of a business combination and (b) 12 months from the closing of XPAC’s IPO.

(2)
The weighted average shares outstanding of PubCo in both scenarios is exclusive of the exercise of any PubCo Warrants that will remain outstanding and become exercisable 30 days after the consummation of the Business Combination or any future exercise of the Modal Warrants.

	Year ended December 31, 2021
in thousands, except share data	Scenario No. 1 — No Redemption	Scenario No. 2 — Minimum Cash Condition	Scenario No. 3 — Full Redemption
Pro forma net loss for the year	(57,964)	(57,964)	(57,964)
Pro forma net loss per share – basic and diluted(1)
Class A Ordinary Shares	(1.13)	(1.47)	(1.97)
Class B Ordinary Shares	(1.13)	(1.47)	(1.97)
Weighted average shares outstanding – basic and diluted(2)
Existing shareholders of SuperBac	15,701,524	16,844,802	18,479,929
XPAC’s existing public shareholders	21,961,131	9,985,971	—
Sponsor held shares	5,490,283	3,744,739	1,248,247
Class A Ordinary Shares	43,152,938	30,575,512	19,728,176
Existing shareholders of SuperBac	8,271,380	8,873,646	9,735,012
Class B Ordinary Shares	8,271,380	8,873,646	9,735,012

(1)
Considering the basic pro forma net loss per share, the outstanding public warrants and private placement warrants are considered as anti-dilutive and are not included in the calculation of diluted pro forma net loss per share. XPAC currently has 7,320,377 public warrants and 4,261,485 private placement warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at $11.50 per share. Subject to the terms of the Warrant Agreement, these warrants are not exercisable until the later of (a) 30 days after the consummation of a business combination and (b) 12 months from the closing of XPAC’s IPO.

(2)
The weighted average shares outstanding of PubCo in both scenarios is exclusive of the exercise of any PubCo Warrants that will remain outstanding and become exercisable 30 days after the consummation of the Business Combination or any future exercise of the Modal Warrants.

Note 6.   Non-Recurring Transactions
The following revenues, expenses, gains and losses and related tax effects are not expected to recur in the statement of operations of PubCo beyond 12 months after the transaction:
•
share-based expenses incurred and recognized in 2021 historical financial information of SuperBac in the amount of R$23.9 million, and those adjusted in these unaudited pro forma condensed combined financial information (as presented in item (ee), above) in the aggregate amount of R$45.0 million. These expenses are associated to certain SuperBac Share Options Plans existing before the Transaction and that fully vested in an accelerated manner due to liquidity conditions being satisfied upon consummation of the Business Combination;

•
offering expenses related to warrant issuance in the amount of R$2.8 million, which were incurred at XPAC’s IPO and are not expected to recur in the following 12 months after the Business Combination;

•
income tax effects related to the aforementioned items, considering the effective rate in Brazil of 34% for SuperBac; and

•
share-based expenses incurred and recognized in the six months ended June 30, 2022, historical financial information of SuperBac in the amount of R$11.7 million, and adjusted in these unaudited pro forma condensed combined financial information (as presented in item (dd), above). These expenses are associated to certain SuperBac’s Share Options Plans existing before the Transaction and that fully vested in an accelerated manner due to liquidity conditions being satisfied upon consummation of the Business Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following are the material U.S. federal income tax consequences to U.S. Holders (defined below) of (i) the Business Combination, (ii) the ownership and disposition of PubCo Securities received by holders of XPAC Securities in the Initial Merger and (iii) the exercise of redemption rights by U.S. Holders of XPAC Class A Ordinary Shares.
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold XPAC Securities and, after the consummation of the Business Combination, will hold PubCo Securities, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or status, including:
•
our Sponsor or any member thereof;

•
financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market tax accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
persons liable for alternative minimum tax;

•
expatriates or former long-term residents of the United States;

•
persons that actually or constructively own 5% or more of XPAC’s shares, by vote or value, or will hold 5% or more of the shares of PubCo, by vote or value;

•
persons that acquired XPAC Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
persons that hold XPAC Securities, or will hold PubCo Securities, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds XPAC Securities or PubCo Securities, the tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any XPAC Securities, or PubCo Securities and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of the Business Combination, ownership and disposition of PubCo Securities, or the exercise of redemption rights with respect to the XPAC Class A Ordinary Shares.
This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation.
We have not and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any aspect of the Business Combination or the exercise of redemption rights. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of XPAC Securities or PubCo Securities, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. HOLDERS OF XPAC SECURITIES SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, OR THE REDEMPTION OF THEIR XPAC CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.
Tax Treatment of the Initial Merger
Shearman is of the opinion that, based on facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (i.e., an F Reorganization). An opinion of counsel is not binding on the IRS or any court, and there can be no assurance that the IRS or any court will agree with this position. Neither XPAC nor SuperBac has requested or will request a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Business Combination.
If the Initial Merger qualifies as an F Reorganization:
•
a U.S. Holder that exchanges its XPAC Securities pursuant to the Initial Merger generally will not recognize gain or loss on the exchange of such XPAC Securities for PubCo Securities;

•
the adjusted tax basis of a U.S. Holder in the PubCo Class A Ordinary Shares received as a result of the Initial Merger will equal the adjusted tax basis of the XPAC Class A Ordinary Shares surrendered in exchange therefor;

•
the adjusted tax basis of a U.S. Holder in the PubCo Warrants received as a result of the Initial Merger will equal the adjusted tax basis of the XPAC warrants surrendered in exchange therefor; and

•
a U.S. Holder’s holding period in the PubCo Securities received in the exchange will include the holding period in the XPAC Securities surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the XPAC Class A Ordinary Shares may prevent the holding period of the PubCo Class A Ordinary Shares from commencing prior to the termination of such rights.

If the Initial Merger does not qualify as an F Reorganization, the tax consequences of the Initial Merger will depend on whether the Initial Merger or any component thereof would qualify for tax-free treatment under other provisions of the Code, and whether XPAC and/or PubCo are PFICs. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the Initial Merger if it does not qualify as an F Reorganization or otherwise as a tax-free transaction (including the requirement to recognize gain in that event). In addition, U.S. Holders should consult their tax advisers regarding whether the PFIC rules could apply to the transfer of their XPAC Securities pursuant to the Initial Merger if it does not qualify as an F Reorganization (regardless of whether the Initial Merger otherwise qualifies for tax-free treatment).
Because the Initial Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders of XPAC Class A Ordinary Shares that exercise their redemption rights will be subject to the potential tax consequences of the Initial Merger. All U.S. Holders considering exercising redemption rights are urged to consult their tax advisers with respect to the potential tax consequences to them of the Initial Merger and an exercise of redemption rights.

Consequences of Ownership and Disposition of PubCo Class A Ordinary Shares and Warrants
Taxation of Distributions
Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on the PubCo Class A Ordinary Shares to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its PubCo Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Class A Ordinary Shares. Because PubCo may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by PubCo will be reported as dividends for U.S. federal income tax purposes.
With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to the PFIC rules, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Class A Ordinary Shares and Warrants” below) only if the PubCo Class A Ordinary Shares are readily tradable on an established securities market in the United States and PubCo is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided that certain holding period requirements are met. U.S. Holders should consult their tax advisers regarding the availability of such lower rate for any dividends paid with respect to the PubCo Class A Ordinary Shares.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Class A Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the PubCo Class A Ordinary Shares or warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such PubCo Class A Ordinary Shares or warrants exceeds one year at the time of such disposition. It is unclear, however, whether the redemption rights with respect to the XPAC Class A Ordinary Shares may have suspended the running of the applicable holding period for this purpose prior to the Business Combination.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its PubCo Class A Ordinary Shares or warrants so disposed of. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s basis in a PubCo Class A Ordinary Share acquired pursuant to the exercise of a warrant. The deductibility of capital losses is subject to certain limitations.
Exercise, Lapse or Redemption of a Warrant
Subject to the PFIC rules discussed below, and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Class A Ordinary Share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in a PubCo Class A Ordinary Share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s tax basis in the warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the warrants exchanged therefor. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Class A Ordinary Share would include the holding period of the warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered warrants with an aggregate value equal to the exercise price for the total number of warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the warrants deemed exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the PubCo Class A Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisers regarding the tax consequences of a cashless exercise.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of PubCo Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of warrants would, however, be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases a PubCo warrantholder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of PubCo Class A Ordinary Shares which is taxable to the U.S. Holders of such PubCo Class A Ordinary Shares as described under “— Taxation of Distributions” above. Such a constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from PubCo equal to the fair market value of the increase in the interest. For certain information reporting purposes, PubCo is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which PubCo may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.
Redemption of PubCo Class A Ordinary Shares
As described above in “Tax Treatment of the Mergers,” the Initial Merger will occur before the redemption of U.S. Holders of XPAC Class A Ordinary Shares that exercise their redemption rights. Such U.S. Holders will therefore hold PubCo Class A Ordinary Shares when they exercise their redemption rights. Subject to the PFIC Rules discussed below, in the event that a U.S. Holder’s PubCo Class A Ordinary Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under “The Extraordinary General Meeting of XPAC Shareholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will generally depend on whether the redemption qualifies as a sale of the PubCo Class A Ordinary Shares under Section 302 of the Code (in which case such redemption would be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Class A Ordinary Shares or Warrants”) or rather as a distribution, in which case such redemption would be treated as described in “— Taxation of Distributions.”

Generally, whether a redemption qualifies for sale treatment will depend largely on the total number of PubCo Class A Ordinary Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all PubCo Class A Ordinary Shares outstanding both before and after such redemption and the other Transactions. The redemption of PubCo Class A Ordinary Shares generally will be treated as a sale of the PubCo Class A Ordinary Shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the tests are satisfied, a U.S. Holder generally takes into account not only PubCo Class A Ordinary Shares actually owned by the U.S. Holder, but also any PubCo Class A Ordinary Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include PubCo Class A Ordinary Shares which could be acquired pursuant to the exercise of warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the Transactions must, among other requirements, be less than 80% of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the Transactions. Before the Business Combination, the XPAC Class A Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all PubCo Class A Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all PubCo Class A Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours. The redemption of the PubCo Class A Ordinary Shares will not be essentially equivalent to a dividend with respect to a U.S. Holder if the Transactions result in a “meaningful reduction” of the U.S. Holder’s proportionate interest in PubCo. Whether the Transactions will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution and taxed in the manner described above under “— Taxation of Distributions.” After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed PubCo Class A Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in other shares constructively owned by such U.S. Holder.
U.S. HOLDERS OF XPAC CLASS A ORDINARY SHARES CONTEMPLATING THE EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES THEREOF.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of XPAC Securities and PubCo Securities could be materially different from that described above if XPAC or PubCo is or was treated as a PFIC for U.S. federal income tax purposes.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.
Assuming the Initial Merger qualifies as an F Reorganization, PubCo expects to be treated as the same corporation as XPAC for purposes of the PFIC rules. Because XPAC is a blank-check company with no current active business, based upon the composition of XPAC’s income and assets, unless XPAC qualifies for the start-up exception (defined below), XPAC believes it would qualify as a PFIC for its taxable year ending December 31, 2021. Pursuant to the start-up exception, however, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC, (2) it is established to the satisfaction of the IRS that the corporation will not be a PFIC for either of the first two taxable years following the start-up year, and (3) the corporation is not in fact a PFIC for either of those years (the “start-up exception”). XPAC should be treated as a PFIC for its taxable year ending December 31, 2021 unless it qualifies for the start-up exception for its taxable year ending December 31, 2021, which requires that PubCo will not be a PFIC for its taxable years ending December 31, 2022 and December 31, 2023. Based on the expected closing date of the Business Combination, the expected composition of PubCo’s income and assets and the treatment of PubCo as a successor to XPAC, it is expected that PubCo will be a PFIC in its taxable year ending December 31, 2022, although there can be no assurance with respect to PubCo’s PFIC status for any taxable year. Thus, it is expected that XPAC will not qualify for the start-up exception, and that XPAC will be treated as a PFIC for its taxable year ending December 31, 2021. However, because PubCo’s PFIC status for its taxable year ending December 31, 2022 or any future taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of PubCo’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of PubCo Class A Ordinary Shares from time to time, which could be volatile), there can be no assurances regarding XPAC’s status as a PFIC for its taxable year ending December 31, 2021 or PubCo’s status as a PFIC in its tax year ending December 31, 2022 or any future taxable year.
Although PFIC status is generally determined annually, if XPAC (and following the Business Combination, PubCo) is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of XPAC Securities or PubCo Securities, then subject to the discussion under “— PFIC Elections” below, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of such securities and (ii) any “excess distribution” made to the U.S. Holder in respect of such securities (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the securities).
Under these rules:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the securities;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the issuer’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

Pursuant to these rules, subject to the discussion under “— PFIC Elections” below, if XPAC is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its shares redeemed, as described above under the heading “— Redemption of PubCo Class A Ordinary Shares,” would generally be subject to the special and adverse tax rules described above.

If PubCo is a PFIC for any taxable year during which a U.S. Holder owns PubCo Class A Ordinary Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the special and adverse rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.
PFIC Elections
QEF Election
In general, if PubCo is a PFIC in its taxable year ending December 31, 2022, and XPAC is a PFIC in its taxable year ending December 31, 2021, or if PubCo is a PFIC in future taxable years, a U.S. Holder of PubCo Class A Ordinary Shares may avoid certain of the adverse PFIC tax consequences described above in respect of the PubCo Class A Ordinary Shares by making and maintaining a timely and valid QEF election for the first taxable year of XPAC or PubCo in which it was treated as a PFIC (as the case may be), pursuant to which it would be required to include in income its pro rata share of XPAC’s or PubCo’s net capital gains (as the case may be) as long-term capital gains and other earnings and profits as ordinary income on a current basis, in each case, whether or not distributed, in the taxable year of the U.S. Holder in which or with which XPAC’s or PubCo’s taxable year ends (as the case may be). In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from XPAC or PubCo, as the case may be. Alternatively, if PubCo is a PFIC in its taxable year ending December 31, 2022, and XPAC is a PFIC in its taxable year ending December 31, 2021, or if PubCo is a PFIC in future taxable years, and if the U.S. Holder does not make and maintain a timely and valid QEF election for the first taxable year of XPAC or PubCo in which it is treated as a PFIC (as the case may be), the U.S. Holder may avoid certain of the adverse PFIC tax consequences described above in respect of the PubCo Class A Ordinary Shares by making a timely and valid QEF election for a subsequent year, along with a purging election with respect to its shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s shares. We do not currently intend to prepare or provide the information necessary for a U.S. Holder to make a QEF election with respect to PubCo Class A Ordinary Shares, and accordingly, we currently expect that U.S. Holders will not be able to make a QEF election with respect to such shares. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to them and the unavailability of QEF election.
In addition, even if we were to provide the information necessary for a U.S. holder to make a QEF election with respect to PubCo Class A Ordinary Shares, a U.S. Holder may not make a QEF election with respect to its warrants to acquire PubCo Class A Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and XPAC or PubCo was a PFIC at any time during the U.S. Holder’s holding period of such warrants, proposed Treasury Regulations would provide that any gain generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired PubCo Class A Ordinary Shares (or has a properly maintained QEF election in effect with respect to PubCo Class A Ordinary Shares), the QEF election will apply to the newly acquired PubCo Class A Ordinary Shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired PubCo Class A Ordinary Shares (which may be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election (discussed above). As a result of a purging election, the U.S. Holder will have a new basis and holding period in the PubCo Class A Ordinary Shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

Mark-to-Market Election
Alternatively, if PubCo is a PFIC and if the PubCo Class A Ordinary Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The PubCo Class A Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the PubCo Class A Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the PubCo Class A Ordinary Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder of PubCo Class A Ordinary Shares makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the PubCo Class A Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the PubCo Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of PubCo Class A Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on PubCo Class A Ordinary Shares will be treated as discussed under “— Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of PubCo, even if the U.S. Holder made a mark-to-market election with respect to the PubCo Class A Ordinary Shares. Currently, a mark-to-market election may not be made with respect to the warrants.
PFIC Filing Requirements
If XPAC or PubCo is a PFIC for any taxable year during which a U.S. Holder owns (or is deemed to own) any XPAC Class A Ordinary Shares or PubCo Class A Ordinary Shares, subject to certain limited exceptions set forth in applicable Treasury regulations, the U.S. Holder will be required to file annual reports with the IRS with respect to XPAC, PubCo and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the determination of whether XPAC or PubCo is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of PubCo Class A Ordinary Shares.
Information Reporting and Backup Withholding
Dividend payments with respect to PubCo Class A Ordinary Shares and proceeds from the sale, exchange or redemption of PubCo Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders are urged to consult their own tax advisers regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.
The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. U.S. Holders are urged to consult their tax advisers with respect to the tax consequences to them of the Initial Merger, ownership and disposition of PubCo Securities and the exercise of their redemption rights, including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

CAYMAN ISLANDS TAX CONSIDERATIONS
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of PubCo. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of PubCo Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.
No stamp duty is payable in respect of the issue of PubCo’s Ordinary Shares or on an instrument of transfer in respect of such shares.
PubCo has obtained an undertaking from the Financial Secretary of the Cayman Islands substantially in the following form:
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with the Tax Concessions Law, the following undertaking is hereby given to PubCo:
(a)
That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to PubCo or its operations; and

(b)
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)
on or in respect of the shares, debentures or other obligations of PubCo; or

(ii)
by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of 20 years from March 21, 2022.

INFORMATION RELATED TO PUBCO
The information provided below pertains to PubCo prior to the Business Combination. As of the date of this proxy statement/prospectus, PubCo has not conducted any material activities other than those incident to its formation and to the matters related to effectuating the Business Combination, such as the making of certain required SEC filings, the establishment of Merger Sub 1 and Merger Sub 2 and the preparation of this proxy statement/prospectus. Upon the consummation of the Business Combination Agreement, PubCo will become the ultimate parent of SuperBac. For information about PubCo’s management and corporate governance following the Business Combination, see the section titled “PubCo Management Following the Business Combination.”
Incorporation
PubCo was incorporated under the laws of Cayman Islands on March 11, 2022, solely for the purpose of effectuating the Business Combination.
PubCo was incorporated with an authorized share capital of $50,000 divided into 50,000,000 registered shares of a par value of $0.001 per share. One such share is currently issued and outstanding. For descriptions of PubCo Securities, please see the section titled “Description of PubCo Share Capital.” At incorporation, its assets consisted of the par value contributed for its sole outstanding share.
PubCo’s corporate purpose is unrestricted and PubCo shall have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
PubCo will, immediately after the consummation of the Business Combination, qualify as a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.
PubCo will, immediately after the consummation of the Business Combination, be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, (b) in which PubCo has total annual gross revenue of at least $1.07 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD which restricts the selective disclosure of material information.
Proposed Governing Documents
At the consummation of the Business Combination, the Proposed Governing Documents shall be substantially in the form attached to this proxy statement/prospectus as Annex D. See section entitled “Description of PubCo Share Capital.”
Principal Executive Office
The mailing address of PubCo is Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KYI-1108, Cayman Islands. After the consummation of the Business Combination, its principal executive office will be located at Rua Santa Mônica, 1025, Parque Industrial San Jose, Cotia — São Paulo, Brazil CEP: 06715-865 and its telephone number is +55 11 2663-2780.
Financial Year
PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of PubCo have been included in this proxy statement/prospectus.
PubCo’s financial year is currently the calendar year. PubCo’s auditor after the consummation of the Business Combination will be Grant Thornton Auditores Independentes Ltda. located at Av. José de Souza Campos, 507, 5th Floor, Cambuí, Campinas, SP, 13090-615, Brazil.
Subsidiaries
Merger Sub 1 and Merger Sub 2, which are Cayman Islands exempted companies, are wholly owned subsidiaries of PubCo. As of the date of this proxy statement/prospectus, Merger Sub 1 and Merger Sub 2 have not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement.
Sole Shareholder
Prior to the consummation of the Business Combination, the sole shareholder of PubCo is Wilson Ernesto da Silva. Upon the consummation of the Business Combination, PubCo will become a new public company owned by the prior shareholders of XPAC, certain of the prior shareholders of SuperBac party to the relevant Transaction Documents and any other providers of equity financing.
Board of Directors
Prior to the consummation of the Business Combination, the sole director of PubCo is Mr. Wilson Ernesto da Silva, who is also the Chief Financial Officer of SuperBac. As of the consummation of the Business Combination, the number of directors of PubCo shall be increased to seven persons, in accordance with the Proposed Governing Documents. Immediately following the consummation of the Business Combination, Mr. Wilson Ernesto da Silva will cease to be the director of PubCo, and Luiz Augusto Chacon de Freitas Filho will become a director of PubCo.
The registration statement of which this proxy statement/prospectus forms part shall be amended prior to the effectiveness thereof in order to disclose the identities of (i) additional directors that are nominated by the SuperBac Founder, and (ii) the two Sponsor Directors that the Sponsor shall nominate to the PubCo board of directors (one of whom shall qualify as an Independent Director and shall also be appointed as a member of PubCo audit committee).

Legal Proceedings
As of the date of this proxy statement/prospectus, PubCo was not party to any material legal proceedings. In the future, PubCo may become party to legal matters and claims arising in the ordinary course of business.
Properties
PubCo currently does not own or lease any physical property.
Employees
PubCo currently has no employees.

BUSINESS OF XPAC
Unless the context otherwise requires, all references in this subsection to “the Company,” “XPAC,” “we,” “us” or “our” refer to the business of XPAC Acquisition Corp. prior to the consummation of the Business Combination.
XPAC is a blank check company incorporated in the Cayman Islands on March 11, 2021 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, which we refer to as XPAC’s initial business combination.
While XPAC may pursue a business combination target in any business, industry or geographical location, XPAC intends to capitalize on the strength and leading presence of the XP platform in Brazil, drawing upon the extensive networks, relationships and investment acumen of the Sponsor and management team to identify, source, negotiate and execute an initial business combination in Brazil in an industry (i) that XPAC believes should benefit from long-term growth in the Brazilian economy, (ii) that has favorable secular trends and a high growth profile, (iii) that has competitive advantages as well as a consistent ESG framework and (iv) in which XPAC’s management team has previous experience, including the healthcare, financial services, education, consumer goods & retail, and technology industries, which we refer as the “Brazil focus sectors.”
XPAC’s Sponsor, XPAC Sponsor LLC, is an indirect wholly owned subsidiary of XP, a leading, Nasdaq-listed (Nasdaq: XP), technology-driven platform and a trusted provider of financial products and services in Brazil with a mission-driven culture and a revolutionary business model that XPACs believes provides XPAC with strong competitive advantages.
XPAC History
In March 2021, the Sponsor purchased 5,750,000 XPAC Founder Shares for an aggregate purchase price of $25,000. The XPAC Founder Shares will automatically convert into XPAC Class A Ordinary Shares at the time of the initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. The number of XPAC Founder Shares issued was determined based on the expectation that the XPAC Founder Shares would represent 20% of the issued and outstanding XPAC Ordinary Shares upon completion of the IPO.
XPAC’s registration statement for the IPO was declared effective on July 29, 2021. On August 3, 2021, XPAC consummated the IPO of 20,000,000 units. Each unit consists of one XPAC Class A Ordinary Share and one-third of one XPAC public warrant. Each whole XPAC public warrant entitles the holder to purchase one XPAC Class A Ordinary Share at an exercise price of $11.50 per share, subject to certain adjustments. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $200,000,000.
Simultaneously with the closing of the IPO and the sale of the units, XPAC completed a private placement of 4,000,000 warrants, at a price of $1.50 per warrant, issued to the Sponsor, generating gross proceeds of $6,000,000.
XPAC granted Citi, the underwriter of the IPO, a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. On August 16, 2021, Citi partially exercised the over-allotment option and, on August 19, 2021, purchased an additional 1,961,131 units from XPAC, generating gross proceeds of $19,611,310. Simultaneously with the sale and issuance of the over-allotment units, XPAC consummated the sale of an additional 261,485 private placement warrants to the Sponsor at a purchase price of $1.50 per private placement warrant, generating gross proceeds of $392,228.
A total of $219,611,310, comprised of the proceeds from the IPO (including the partial exercise of the over-allotment option), was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust, acting as trustee. The funds in the Trust Account are invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. XPAC’s management team has broad discretion with respect to the specific application of the net proceeds of the

IPO and the sale of the private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that XPAC will be able to complete the Business Combination successfully.
On September 17, 2021, XPAC announced that, commencing September 20, 2021, holders of the 21,961,131 units sold in the IPO may elect to separately trade the XPAC Class A Ordinary Shares and the public warrants included in the units.
XPAC’s units, Class A Ordinary Shares and the warrants are each traded on Nasdaq under the symbols “XPAXU,” “XPAX” and “XPAXW,” respectively.
Initial Business Combination
Nasdaq listing rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commission, deferred advisory fees and taxes payable on interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. The XPAC Board will make the determination as to the fair market value of our initial business combination upon standards generally accepted by the financial community. If the XPAC Board is not able to independently determine the fair market value of our initial business combination (including with the assistance of financial advisers), we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While we consider it likely that the XPAC Board will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.
As disclosed in the IPO prospectus, we anticipated structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire 100% of the issued and outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target business or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the issued and outstanding capital stock, shares or other equity securities of a target business, or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the test of 80% of the value of the Trust Account. If our initial business combination involves more than one target business, the test of 80% of the value of the Trust Account will be based on the aggregate value of all of the target businesses. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing test of 80% of the value of the Trust Account.
As disclosed elsewhere in this proxy statement/prospectus, the terms of the Business Combination provide that PubCo may own less than 100% of the issued and outstanding equity interests of SuperBac,

but the Business Combination shall only be consummated if PubCo owns at least 95% but potentially less than 100% of the share capital of SuperBac (on a fully-diluted basis).
Corporate Information
Our executive offices are located at 55 West 46th Street, 30th Floor, New York, NY 10036, and our telephone number is (646) 664-0501. Our website is http://www.xpac.com.br. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies wishing to conduct business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the XPAC Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the XPAC Ordinary Shares held by non-affiliates equaled or exceeded $250 million as of the December 31, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of the XPAC Ordinary Shares held by non-affiliates equaled or exceeded $700 million as of the prior September 30.

Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default. In connection with its IPO, XPAC entered into agreements with its directors and officers providing contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. XPAC purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate our initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Redemption of Public Shares and Liquidation if No Initial Business Combination
The Existing Governing Documents provide that we will have only until August 3, 2023, to complete our initial business combination. If we have not completed our initial business combination within such period, or during any extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to XPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of XPAC’s remaining shareholders and the XPAC Board, dissolve and liquidate, subject in each case to XPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete our initial business combination by August 3, 2023 or during any extension period.
Our Sponsor, officers and directors have entered into the Sponsor IPO Letter Agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any XPAC Founder Shares held by them if we fail to complete our initial business combination by August 3, 2023 or during any extension period. However, if our Sponsor or management team acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.
Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by August 3, 2023 or during any extension period or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay our taxes (which interest shall be net of taxes payable), we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the IPO and the sale of the private placement warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The funds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, XPAC’s management team will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if XPAC’s management team believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by XPAC’s management team to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where XPAC’s management team is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than Marcum LLP, our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are XPAC’s securities and, therefore, our Sponsor may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the funds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to $1,000,000 from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.
If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as a voidable performance. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, the XPAC Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and XPAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our public shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (i) our completion of an initial business combination, and then only in connection with those XPAC Class A Ordinary Shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by August 3, 2023 or during any extension period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our public shares if we have not completed our initial business combination by August 3, 2023 or during any extension period, subject to applicable law. XPAC warrantholders will not have any right to the proceeds held in the Trust Account with respect to the warrants.

Facilities
We currently utilize office space at 55 West 46th Street, 30th Floor, New York, NY 10036. We consider our current office space adequate for our current operations.
Officers and Employees
We currently have three officers: Chu Chiu Kong (our Chief Executive Officer), Guilherme Teixeira (our Chief Investment Officer) and Fabio Kann (our Chief Financial Officer). Members of XPAC’s management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in.
We do not currently have any employees and we do not intend to have any employees prior to the consummation of our initial business combination.
Legal Proceedings
As of the date of this proxy statement/prospectus, to the knowledge of XPAC’s management team, there was no material litigation, arbitration or governmental proceeding pending against XPAC or any members of XPAC’s management team in their capacity as such, and XPAC and the members of XPAC’s management team have not been subject to any such proceeding.
Periodic Reporting and Audited Financial Statements
XPAC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC.
Directors and Executive Officers
Name	Age	Position
Chu Chiu Kong	67	Chief Executive Officer and Chairman
Guilherme Teixeira	38	Chief Investment Officer
Fabio Kann	34	Chief Financial Officer
Marcos Peixoto	41	Director
Denis Pedreira	45	Independent Director
Ana Cabral-Gardner	52	Independent Director
Camilo de Oliveira Tedde	58	Independent Director
Our directors and executive officers are as follows:
Chu Chiu Kong, Chief Executive Officer and Chairman
Mr. Kong is based in Brazil and has over 40 years of operational and investment experience in the country. During the last 25 years, he has led the operations of three private equity funds and executed several iconic transactions, including the investments in and successful exits of OdontoPrev S.A. (B3: ODPV3) (dentalcare insurance), Stone Co. (Nasdaq: STNE) (financial services) and XP (Nasdaq: XP) (financial services). Mr. Kong is currently a partner of XP and the head of its Private Equity division, where he led the successful fundraising of XP’s R$1.4 billion first vintage fund with a mid-market investment focus with approximately $30 million to $50 million equity check. In less than one year of operations, XP’s private equity fund has received more than 400 investment opportunities, of which almost 200 originated from XP’s proprietary channels, with approximately 70% of capital already invested in five companies: (i) Brasil Olhos Participações S.A. (“Brasil Olhos”) (healthcare), (ii) Botoclinic Franchising Gestão Empresarial S.A. (“Botoclinic”) (facial aesthetics), (iii) Beyoung Cosméticos Ltda. (“Beyoung”) (beauty tech), (iv) Pottencial Seguradora S.A. (insurance) (“Pottencial Seguradora”), (v) BRS Suprimentos Corporativos S.A. (“BRS

Supply”) (business services), (vi) Will S.A. Meios de Pagamento (“Will Bank”) (digital bank), (vii) A.Life Entertainment Groups S.A. (“Grupo Alife-Nino”) (restaurants and entertainment) and (viii) AZ Quest Investimentos Ltda. (“AZ Quest”) (asset management services). Before that, from 2007 until 2017, Mr. Kong founded and was the co-head of Actis Assessoria de Investimento Ltda. (investment firm) (“Actis Brazil”), the Brazilian branch of Actis LLP, managing a $2.9 billion fund as of November 2010. Under his tenure, Actis Brazil invested in, among other investments, XP, Stone Co., Cruzeiro do Sul Educacional S.A. (B3: CSED3) (education), ITSSEG Corretora de Seguros S.A. (“It’sSeg Company”) (insurance services), GTEX Brasil Indústria e Comércio S.A. (“GTEX Brasil”) (cleaning supplies), Companhia Sulamericana de Distribuição (“CSD”) (supermarket chain), Editora CNA Cultural Norte Americano S.A. (“CNA Idiomas”) (language school) and Genesis Certificações Serviços Administrativos Ltda. (business services). Prior to joining Actis Brazil, from 1997 to 2007, Mr. Kong was a partner of TMG (investment firm), which, under his supervision, invested in, among other investments, OdontoPrev S.A., Softway Contact Center Serviços de Teleatendimento a Clientes S.A. (“Softway”) (call-center) and Conductor Tecnologia S.A. (financial services). Mr. Kong served on the board of directors of XP, Cruzeiro do Sul Educacional S.A., It’sSeg Company, GTEX Brasil, CSD, Softway and Conductor Tecnologia S.A. and currently serves on the board of directors of Brasil Olhos, Botoclinic, Beyoung, BRS Supply, Will Bank and Grupo Alife-Nino. Mr. Kong holds a B.A. in Business from Fundação Getulio Vargas (FGV-SP) and an LL.B. in Law from Universidade de São Paulo (USP).
Guilherme Teixeira, Chief Investment Officer
Mr. Teixeira is based in Brazil and has over 15 years of equity investment and M&A experience across a wide range of industries. Mr. Teixeira is a partner of XP and a managing director of the Private Equity division. Previously he was a partner of Vinci Capital Partners (Nasdaq: VINP), a leading alternative asset manager in Brazil. During his tenure at Vinci, he was part of the team that managed Vinci Capital Partners II, a $1.4 billion private equity fund and Vinci Capital Partners III, a $1.0 billion private equity fund. Both funds focused on investments in Brazilian companies. Vinci Capital Partners II invested in eight portfolio companies in the insurance, car rental, retail, real estate, restaurants, industrial, education and O&G sectors, and Vinci Capital Partners III, invested in three portfolio companies in the TMT, healthcare and food service segments. Mr. Teixeira served on the board of directors of Austral Resseguradora S.A. (reinsurance), Cecrisa Revestimentos Cerâmicos S.A. (industrial), Vitru Ltd. (NASDAQ: VTRU) (education) and CURA — Centro de Ultrassonografia e Radiologia S.A. (Grupo Cura) (healthcare) and currently serves on the board of directors of Brasil Olhos, Botoclinic, Pottencial Seguradora and AZ Quest. Mr. Teixeira holds a B.Sc in Engineering from Pontifícia Universidade Católica (PUC-RJ) and is a certified Chartered Financial Analyst (CFA).
Fabio Kann, Chief Financial Officer
Mr. Kann is based in Brazil and has over 12 years of private equity experience in several industries. Mr. Kann is a partner of XP and a director of the Private Equity division. Prior to joining XP in 2020, he was a vice-president at The Carlyle Group (Nasdaq: CG), one of the largest alternative investment firms in the world, in its South America team. Throughout his career, Mr. Kann oversaw 12 investments in industries such as e-commerce, business services, healthcare, food services, education, retail, TMT, industrials, consumer goods and financial services, totaling more than $1 billion of capital invested. Mr. Kann served on the board of directors of Ri Happy Brinquedos S.A. (retail), Orguel Indústria e Locação de Equipamentos S.A. (industrial) and Vitru Ltd. (Nasdaq: VTRU) and currently serves on the board of directors of Beyoung, Botoclinic, Brasil Olhos, BRS Supply, Will Bank and Grupo Alife-Nino. Mr. Kann holds an MBA from Stanford Graduate School of Business, a B.A. in Business from Fundação Getulio Vargas (FGV-SP) and an LL.B. in Law from Universidade de São Paulo (USP).
Marcos de Andrade Peixoto Filho, Director
Mr. Peixoto has over 20 years of experience in public equity. He has been head of equity funds at XP Asset Management since 2013, is a partner at XP, and was a member of the executive board of XP from 2016 to 2021. Previously, Mr. Peixoto was an equity portfolio manager at Itaú Asset (2007-2012) and Banco BBM (2001-2007). He received a bachelor’s degree in industrial engineering from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA from Fundação Getulio Vargas (FGV).

Denis Barros Pedreira, Independent Director
Mr. Pedreira has over 20 years of experience in growth equity investments and corporate development in Brazil. He has been the Head of Latin America investments at Prosus N.V. since 2016. He currently serves on the board of directors of Movile Mobile Commerce Holdings SL and Platzi Inc., and is an observer on the board of directors of iFood Holdings B.V. and Facily Ltd. Previously, Mr. Pedreira was a principal at Apax Partners (2013-2016) and Actis Brazil (2008-2013) where he led financial and business services growth equity investments. He served on the board of XP Investimentos from 2010 to 2013. Mr. Pedreira was a consultant at the Boston Consulting Group from 1999 to 2008 in the corporate development and M&A practice. He received a bachelor’s degree in industrial engineering from Universidade de São Paulo (USP) and an MBA from Harvard Business School.
Ana Cabral-Gardner, Independent Director
Mrs. Cabral-Gardner is a Managing Partner and co-founder of A10 Investimentos, a Brazilian private equity boutique focused on sustainable investments and M&A advisory in consumer-healthcare, and co-chairman and CSO of Sigma Lithium (CVE: SIGMA), one of the largest hard rock lithium companies in the western hemisphere. Mrs. Cabral-Gardner has over 25 years of experience as a senior banker at global investment banks in New York, London and São Paulo and over 15 years of experience as a venture capital investor. Prior to founding A10, she was head of Latin American Capital Markets at Goldman Sachs in New York. Mrs. Cabral-Gardner was also Head of Latin American investment banking consumer & healthcare at Barclays in São Paulo. She has also held senior positions in investment banking at Merrill Lynch in London and New York for over eight years. Along her career, Mrs. Cabral-Gardner has been involved in a number of capital markets and M&A transactions. Mrs. Cabral-Gardner was one of the original members of Mulheres do Brasil (“MB”) with Luiza Trajano. MB is Brazil’s largest female leaders’ organization with over 48,000 active members, focused on women oriented policy-making and advocacy, with branches in ten countries. She has an MBA degree from Columbia Business School and a Masters in Finance degree from London Business School, and currently serves on the Global Board of Advisors of Columbia University Global Centers.
Camilo de Oliveira Tedde, Independent Director
Mr. Tedde has over 25 years of experience in managing companies in the fast-moving consumer goods (FMCG) and healthcare sectors. He served at GlaxoSmithKline Brasil Ltda., as the CEO/President of the GSK Consumer Healthcare operations in Brazil, from September 2020 to September 2021, and in Colombia, from January 2020 to December 2020. Before joining GSK, Mr. Tedde held senior positions at Pfizer, Merck, Newell Brands, Wyeth, Reckitt Benckiser and Pepsico, leading these companies in Brazil, Colombia, Peru, Chile, Portugal and Canada. Mr. Tedde received a bachelor’s degree in business administration from Universidade de Sorocaba.
Number and Terms of Office of Officers and Directors
The XPAC Board of directors consists of five members. Prior to our initial business combination, holders of the XPAC Founder Shares will have the right to appoint all of our directors and remove members of the XPAC Board for any reason, and holders of our public shares will not have the right to vote on the appointment of directors during such time. Each of our directors will hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the XPAC Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the XPAC Board by a majority of the holders of our ordinary shares (or, prior to our initial business combination, holders of the XPAC Founder Shares).
Our officers are appointed by the XPAC Board and serve at the discretion of the XPAC Board, rather than for specific terms of office. The XPAC Board is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of a Chairman, a Chief Executive Officer, a Chief Investment Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the XPAC Board.

Director Independence
Nasdaq listing standards require that a majority of the directors on the XPAC Board be independent within one year of the IPO. An “independent director” is defined generally as a person who, in the opinion of the relevant company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder, stockholder or officer of an organization that has a relationship with the company). The XPAC Board has determined that Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.
Officer and Director Compensation
None of our officers or directors have received any cash compensation for services rendered to us. Pursuant to an administrative services agreement entered into with our Sponsor on July 29, 2021, commencing on the date that our securities were first listed on Nasdaq (i.e., July 30, 2021) through the earlier of consummation of our initial business combination and our liquidation, the Sponsor may charge XPAC a total of $10,000 per month fee for office space, administrative and support services. As of September 30, 2022, and December 31, 2021, our Sponsor has not charged us, and does not intend to charge us in the future, any amount in relation to the provision of these services. As a result, we have not incurred or accrued for any expense related to this agreement. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers or directors, or our or any of their respective affiliates. In May 2021, our Sponsor transferred 30,000 XPAC Founder Shares to each of Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde, our independent directors, at their original per-share purchase price.
The Sponsor has nominated Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) to be directors of PubCo upon consummation of the Business Combination, with Camilo de Oliveira Tedde qualifying as an Independent Director. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.
We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
Committees of the XPAC Board
The XPAC Board has three standing committees: (i) an audit committee, (ii) a compensation committee and (iii) a nominating and corporate governance committee. Both our audit committee and our compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the XPAC Board and has the composition and responsibilities described below. The charter of each committee is available on our website at www.xpac.com.br.
Audit Committee
Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde serve as members and Denis Barros Pedreira serves as chairman of the audit committee. Under Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent.

Each member of the audit committee is financially literate and the XPAC Board has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
•
assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

•
the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate its continued independence;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

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monitoring compliance by the independent auditors with the audit partner rotation requirements in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with XPAC’s management team and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XPAC;”

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with XPAC’s management team, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde serve as the members and Ana Cabral-Gardner serves as the chair of the compensation committee. Under Nasdaq listing standards, all the directors on the compensation committee must be independent.
We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;
•
reviewing and making recommendations to the XPAC Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•
reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting XPAC’s management team in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance are Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde. Camilo de Oliveira Tedde serves as the chairman of the nominating and corporate governance committee.
We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the XPAC Board, and recommending to the XPAC Board candidates for nomination for appointment at the annual general meeting or to fill vacancies on the XPAC Board;

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developing and recommending to the XPAC Board and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the XPAC Board, its committees, individual directors and management team in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the XPAC Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to the XPAC Board.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on the XPAC Board.

Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of the XPAC Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2021 there were no delinquent filers.
Code of Ethics
We have adopted a code of ethics and business conduct applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is available on our website www.xpac.com.br under “Corporate Governance.” Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.
Conflicts of Interest
Cayman Islands Law
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
(i)
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)
duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)
directors should not improperly fetter the exercise of future discretion;

(iv)
duty to exercise powers fairly as between different sections of shareholders;

(v)
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)
duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of which that director has.
As set forth above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.
General
Certain of our directors and officers have fiduciary and contractual duties to entities that may compete with us for acquisition opportunities. If these entities decide to pursue any such opportunity, we may be precluded from pursuing such opportunities. Subject to his or her fiduciary duties under Cayman Islands law, none of the members of XPAC’s management team has any obligation to present us with any opportunity for a potential business combination of which they become aware. Our Sponsor and directors and officers are also not prohibited from sponsoring, investing or otherwise becoming involved with, any other special purpose acquisition companies, including in connection with their initial business combinations, prior to us completing our initial business combination. XPAC’s management team, in their capacities as directors, officers or employees of XP, our Sponsor or their affiliates or in their other endeavors (including other special purpose acquisition companies or funds), may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by our Sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties. While we expect that the determination of whether to present a particular business opportunity to us or to any other XP affiliated entity, including any XP affiliated fund, will be made based on the amount of capital needed to consummate such business opportunity and the size of the proposed target, such determination will be made by our Sponsor and our directors and officers in their sole discretion, subject to their applicable fiduciary duties under Cayman Islands law.
The Existing Governing Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. For more information, see the section entitled “Management — Conflicts of Interest.”
Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to his or her fiduciary duties under Cayman Islands law.
We do not believe, however, that the fiduciary duties or contractual obligations of our directors or officers will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination. See “Risk Factors — Risks Relating to Risks Related to XPAC and the Business Combination — Past performance by XPAC’s management team and their affiliates may not be indicative of future performance of an investment in us.”
Also, our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the consummation of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.
Certain Potential Conflicts of Interest Relating to Affiliation with XP
Our Sponsor is an affiliate of XP, a Nasdaq listed company (NASDAQ: XP) and the holding company of the XP group, which is a leading, technology-driven platform and a trusted provider of financial products and services in Brazil. XP, through its subsidiaries, is an active full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in the financial markets, particularly in Brazil. As such, XP, through its subsidiaries, provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, and high net-worth and other individuals. XP, through its subsidiaries, acts as an investment banker, research provider, investment adviser, asset manager, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor. In those and other capacities, XP advises clients in Brazil, the U.S. and other markets and purchases, sells, manages, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products, for its own account and for the accounts of clients, through client accounts and through the relationships and products it sponsors, manages and advises. XP and the XP affiliated entities have direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which we or accounts in which personnel or clients of XP and XP affiliated entities have an interest, or investment vehicles that XP or any XP affiliated entity sponsors, manages or advises, may directly and indirectly invest. While XP and the XP affiliated entities will not have any duty to offer acquisition opportunities to us, XP and the XP affiliated entities may become aware of a potential transaction that may be an attractive opportunity for us, which they may or may not decide to share with us. In addition, we may, but are not required to, engage XP affiliated entities, including XP Investimentos and XP’s U.S. broker-dealer, XP Investments US, LLC, for services as a financial adviser in connection with identifying and investigating potential targets for our business combination or in connection with any services or financing transaction to be entered into in connection with our initial business combination. XPAC’s management team consisting of Chu Kong, Guilherme Teixeira and Fabio Kann as well as our board member, Marcos Peixoto, are all currently associated with XP and are not independent of XP (although there is no assurance that any of them will remain associated with XP).
As described in the preceding paragraph, XP and the XP affiliated entities are engaged in other businesses and have interests other than its sponsorship of and related interests in XPAC. We will not be entitled to compensation related to such businesses. These activities and interests of XP and the XP affiliated entities may include potential multiple advisory, transactional, and financial and other interests in securities, instruments and companies, including us, or that may be, directly or indirectly, purchased or sold by us.
Conflicts may arise from XP’s sponsorship of XPAC, its provision of services both to us (including, indirectly, through XP Investimentos as a financial adviser) and to third-party clients, as well as from actions undertaken by XP and the XP affiliated entities for their own account or for the account of others. In performing services for other clients and also when acting for their own account, XP and the XP affiliated entities may take commercial steps which may have an adverse effect on us, including, but not limited to, in the form of competition for the same targets we may be interested in. Any of XP’s or the XP affiliated entities’ financial market activities may, individually or in the aggregate, have an adverse effect on us, and the interests of XP and the XP affiliated entities or their clients or counterparties may at times be adverse to ours.
The following discussion describes certain potential conflicts of interest that exist between XP and the XP affiliated entities and XPAC. These are considerations of which investors in XPAC should be aware, and which may adversely affect and disadvantage us. The descriptions below are not, and are not intended to be, a complete enumeration or explanation of all of the potential conflicts of interest that may arise. Present and future activities of XP and the XP affiliated entities in addition to those described in this “— Certain Potential Conflicts of Interest Relating to Affiliation with XP.” may give rise to additional conflicts of interest. Dealing with conflicts of interest is complex and difficult and new and different types of conflicts may subsequently arise. There can be no assurance that we, XP and the XP affiliated entities will be able to resolve all conflicts in a manner that is favorable to us, and any such conflicts may have a material adverse effect on us, including our ability to consummate a business combination.
Limitations on Our Access to Investment Opportunities Sourced by XP, Entities Within XP Asset Management and other XP Affiliated Entities
XP, through XP affiliated entities (including XP Asset Management), sponsors, manages and advises a substantial number of accounts and investment vehicles in which XP, XP affiliated entities, or any of their personnel or clients have an interest, including accounts and vehicles held by XP on a proprietary basis. XP, any XP affiliated entity or any such account and investment vehicle may compete with us for acquisition opportunities that we may target for our initial business combination. If XP, any XP affiliated entity or any such account or investment vehicles decides to pursue any such opportunity or XP or the relevant XP affiliated entity determines in its sole discretion not to offer such opportunity to us, we may not become aware of or otherwise be precluded from procuring such opportunities. In addition, investment ideas generated within XP or any XP affiliated entity or by persons who may make decisions for us may be suitable for both us and for XP, any XP affiliated entity or any account and investment vehicle and may be directed to them or other third parties rather than to us.
None of XP, any XP affiliated entity, any of their respective business areas, or any of their respective personnel (other than those who are members of XPAC’s management team in their capacities as such) has any fiduciary, contractual or other obligations or duties to XPAC, including, without limitation, to present us with any opportunity for a potential business combination of which they become aware.

In addition, XPAC’s management team and certain members of XPAC Board currently hold senior positions at XP Asset Management and, in such capacity, act as investment managers of other XP associated funds, including private equity funds, or may pursue other business or investment ventures on behalf of XP Asset Management or otherwise during the period in which we are seeking an initial business combination. For example, XPAC’s management team also serves as investment managers for an XP private equity fund with a similar sector focus. Although such XP private equity fund is generally focused on opportunities with a smaller ticket size and on assets with a different maturity profile than the companies we expect to pursue for our initial business combination, if such fund or other affiliated entities decide to pursue any investment opportunity, we may be precluded from pursuing these opportunities. Please see below for additional information regarding conflicts of interest relating to XPAC’s management team.
XPAC’s management team, in their other endeavors (including any affiliation they may have with XP or any XP affiliated entity), may choose or be required to present potential business combinations or other transactions to XP, any XP affiliated entity, any of the accounts or investment vehicles affiliated with them, or other third parties, before they present such opportunities to us. While we expect that the determination of whether to present a particular business opportunity to us or to any other XP affiliated entity, including any XP affiliated fund, will be made based on the amount of capital needed to consummate such business opportunity and the size of the proposed target, such determination will be made by our Sponsor and our directors and officers in their sole discretion, subject to their applicable fiduciary duties under Cayman Islands law. In addition, investment opportunities sourced by XP Asset Management or its personnel or presented to XP Asset Management by other business areas of XP or their personnel will be made available to us only after such opportunities have been offered to accounts and investment vehicles affiliated with, or managed or advised by XP Asset Management. To the extent that such accounts and investment vehicles decline to pursue any such opportunity, XP Asset Management may in its sole discretion (but is not obligated to) offer all or any portion of such opportunity to us (or may instead offer all or any portion of such opportunity to XP, any XP affiliated entity or third parties).
XP’s and XP Asset Management’s Activities on Behalf of Other Accounts; XPAC is Not an Investment Advisory Client of XP Asset Management or Any Other Business Unit of XP and is Not an Account Managed by XP or any XP Affiliate Entity
As described above, XP, through its affiliates, engages in a variety of activities in the financial markets, with a specific focus on Brazil. The extent of XP’s broad activities in the financial markets, including in its capacity as a financial services platform, investment banker, research provider, investment adviser, asset manager, financier, market maker, prime broker, derivatives dealer, lender, and direct or indirect investor, as well as in any other capacities, may result in conflicts that can have potential adverse effects on us, our ability to acquire a business or a business we seek to acquire. XP and its personnel, when acting in these or other capacities, may advise on transactions, make investment decisions or recommendations, provide differing investment views or have views with respect to research or valuations that are inconsistent with, or adverse to, our interests and activities or those of businesses that we seek to acquire. Transactions by, advice to and activities of XP, any XP affiliated entity or any account or investment vehicle they sponsor, manage or advise (including with respect to investment decisions, voting and the enforcement of rights) may, directly or indirectly, involve or have an impact on us or businesses that we seek to acquire. For example, XP or any XP affiliated entity may be engaged to provide advice to an account or investment vehicle that is considering entering into a transaction with us, and XP may advise such account or investment vehicle not to pursue the transaction with us, or provide any other advice that would be adverse to us or any transaction we are contemplating. Moreover, XP, any XP affiliated entity or any account or investment vehicle related to them may own our securities or securities of businesses we seek to acquire and may vote, or take or refrain from taking actions with respect to, such securities in ways that may be disadvantageous to us or our public shareholders.
XPAC’s management team is responsible for making all acquisition and other decisions on our behalf. Decisions made by XPAC’s management team may differ from those by XP or any XP affiliated entity (including XP Asset Management) on behalf of any accounts or investment vehicles they manage, sponsor or advise and may compete with, affect, differ from, conflict with, or involve timing different from, advice given to, or investment or voting decisions made by XP or any XP affiliated entity (including XP Asset Management) for any such account or investment vehicle. Neither XP nor any XP affiliated entity or business unit of XP will have any contractual or other obligation or duty to make available to us any information regarding its activities, strategies or views, including those used for or in connection with proprietary activities or relating to accounts or investment vehicles they manage, sponsor or advise. In the event that XP, any XP affiliated entity or any account or investment vehicle they manage, sponsor or advise hold securities of a business that we seek to acquire, XP or the relevant XP affiliated entity, on behalf of itself or such account or investment vehicle, may implement an investment decision ahead of, or contemporaneously with, or behind similar investment decisions made by us. The relative timing for the implementation of investment decisions for XP or any XP affiliated entity or such accounts or investment vehicles, on the one hand, and by us, on the other hand, may disadvantage us.
Through our position within the XP group, subject to applicable law and ethical wall procedures, we may from time to time have access to certain analyses, information and other investment resources developed by XP and its personnel; however, no one within XP has any obligation or other duty to make such information available to us and, in certain cases, may be prohibited from doing so. In addition, neither XP nor any XP affiliated entity has any obligation or other duty to seek information or to make available to or share with XPAC any information, investment strategies, opportunities or ideas known to their personnel or developed or used in connection with other clients or activities and, in certain cases, they may be prohibited from doing so. XP and XP affiliated entities and certain of their personnel, including those who are involved with XPAC, may be in possession of information not available to all XP personnel, and such personnel may act on the basis of such information in connection with the activities relating to XP, any XP affiliated entity and any account or investment vehicle managed, sponsored or advised by them in ways that are adverse to XPAC.
XP, through its affiliates, is often engaged as a financial adviser, or to provide or arrange financing, including as underwriter or placement agent, to corporations and other entities and their directors and managers in connection with the sale of securities offerings of those entities, their assets or their subsidiaries. Sellers sometimes may require XP to act exclusively on their behalf and, in those cases or for other reasons, there exists the possibility that in certain cases we may occasionally be precluded from attempting to acquire securities of the business being sold or otherwise participate as a buyer in the transaction. XP also represents potential buyer’s businesses. XP may be incentivized to direct an opportunity to one of these buyers or to form a consortium with such buyers to bid for the opportunity, thereby eliminating or reducing the investment opportunity available to us.
Lending and Loan Syndication; Investments in Different Parts of an Issuer’s Capital Structure
XP, through its affiliates, is engaged in the business of making, underwriting and syndicating senior and other loans to corporate and other borrowers, and may seek (but is not obligated) to provide these services to XPAC or businesses that we seek to acquire. For instance, we or such businesses may borrow money from XP, any XP affiliated entity or any account or investment vehicle related to them or any XP affiliated entity or such account or investment vehicles may (but are not obligated to) arrange or underwrite bank or debt financing used by us or such businesses. The interest, fees and other compensation received by any XP affiliated entity or any account or investment vehicle related to them in connection with these activities will not be shared with XPAC or our public shareholders.
XP, any XP affiliated entity or any account or investment vehicle related to them may invest in or extend credit to different parts of our capital structure or the capital structure of businesses that we seek to acquire. As a result, XP, any XP affiliated entity or any related account or investment vehicle may take actions that are directly adverse to us, our public shareholders or such businesses. In addition, XP or any XP affiliated entity (including XP Asset Management) may advise any account or investment vehicle related to them with respect to different parts of our capital structure or the capital structure of businesses that we seek to acquire, classes of our securities that are senior to our ordinary shares or classes of such businesses’ securities that are senior to the securities of such businesses owned by us. XP or any XP affiliated entity may pursue rights, provide advice or engage in other activities, or refrain from pursuing rights, providing advice or engaging in other activities, on behalf of itself or any accounts or investment vehicles related to them with respect to XPAC or businesses that we seek to acquire, and such actions (or refraining from action) may have a material adverse effect on us or such businesses.

For example, in the event that XP, any XP affiliated entity or any account or investment vehicle related to them holds loans, securities or other positions in our capital structure that ranks senior in preference to our ordinary shares, and XPAC experiences financial or operational challenges, XP or the respective XP affiliated entity, acting on behalf of itself or the XP, account or investment vehicle related to them, may seek a liquidation, reorganization or restructuring of XPAC, or terms in connection with the foregoing, that may have an adverse effect on or otherwise conflict with the interests of our other investors, including our public shareholders. In the event XPAC becomes financially distressed, we may undertake a restructuring and, as a result, the equity interests in XPAC may be extinguished or substantially diluted while the creditors may receive a recovery of some or all of the amounts due to them and may receive equity in the company. In this regard, in the event that XP, any XP affiliated entity or any account or investment vehicle related to them are holders of our debt and XPAC is subject to a restructuring, XP, the XP affiliated entity or the account or investment vehicle related to them may recover amounts owed to them while the interests of public shareholders may be extinguished or substantially diluted. In addition, in connection with lending arrangements involving XPAC, XP, any XP affiliated entity or any account or investment vehicle related to them may seek to exercise its creditors’ rights under the applicable loan agreement or other document, which may be detrimental to our equity holders, including our public shareholders. Similar considerations will apply in the event that XP, any XP affiliated entity or any account or investment vehicle related to them hold loans, securities or other positions in the capital structure of businesses that we seek to acquire that rank senior in preference to the securities of such businesses acquired by us.
XP May Act in Multiple Commercial Capacities
To the extent permitted by applicable law, XP affiliated entities may act as broker, dealer, agent, counterparty, lender or advisor or in other commercial capacities for us or businesses that we seek to acquire, among other services they may provide. Prospective investors should not rely on, or have any expectation, that XP or any XP affiliated entities will act in any such capacities. XP and any XP affiliated entities may be entitled to compensation in connection with the provision of such services, and we will not be entitled to any such compensation. XP any such XP affiliated entities will have an interest in obtaining fees and other compensation in connection with such services that are favorable to XP, and in connection with providing such services may take commercial steps in its own interest, or may advise the parties to which it is providing services, or take other actions, any of which may negatively affect us, including, but not limited to, in the form of competition for the same targets we may be interested in. For example, XP or any XP affiliated entity may require repayment of all or part of a loan made to us or to a business we seek to acquire, which could cause us or such business to default or be required to liquidate assets more rapidly, which could adversely affect the value of XPAC or such business. XP or any XP affiliated entity may also advise us or a business we seek to acquire to make changes to our capital structure or the capital structure of such business, the result of which would be a reduction in the value of our securities or the securities issued by such business. Actions taken or advised to be taken by XP or any XP affiliated entity in connection with other types of transactions may also result in adverse consequences for XPAC or a business we seek to acquire. In addition, due to its access to and knowledge of funds, markets and securities based on any of its other business lines, XP (on behalf of itself, any XP affiliated entity or any account or investment vehicle related to them) may make decisions based on information or take (or refrain from taking) actions with respect to us or businesses that we seek to acquire in a manner that may be adverse to us. XP or any XP affiliated entities may also provide various services to us or to businesses that we seek to acquire, which may result in fees, compensation and remuneration, as well as other benefits, to XP or such XP affiliated entities, enhance XP’s relationships with various parties, facilitate additional business development and enable XP or such XP affiliated entities to obtain additional business and generate additional revenue. In addition, while it has no obligation or other duty to do so, XP or certain XP affiliated entities, subject to applicable restrictions on sale, may act as a broker for public shareholders who are interested in selling their units, shares or warrants.
Subject to applicable law, we may acquire a business affiliated with or advised by XP or in which XP, any XP affiliated entity or any account or investment vehicle related to them or their respective affiliates have an equity, debt or other interest, or to engage in investment transactions that may result in XP, any XP affiliated entity, such account or investment vehicle, or such affiliates being relieved of obligations or otherwise divested of investments. For example, we may acquire a company affiliated with XP, any XP affiliated entity or any account or investment vehicle related to them, or purchase securities from, a business that uses the proceeds to repay loans made by, or otherwise repurchase debt held by, XP, any XP affiliated entity or any such account or investment vehicle. These activities by us may enhance the profitability of XP, any XP affiliated entity or any account or investment vehicle related to them with respect to their investment in and activities relating to such companies. In the event we seek to complete our initial business combination with any XP affiliated entity, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to XPAC from a financial point of view.
In addition, to the extent permitted by applicable law, we may invest in money market funds sponsored, managed or advised by XP or any XP affiliated entity. In connection with any such investments, we generally will pay all advisory, administrative or other fees applicable to the investment. In such circumstances, as well as in all other circumstances in which XP receives any fees or other compensation in any form relating to the provision of services, no accounting or repayment to XPAC will be required.
XP or any XP affiliated entity may create, write, sell, issue, invest in or act as placement agent or distributor of derivative instruments related to us, or with respect to our underlying securities or assets, or which may be otherwise based on or seek to replicate or hedge our performance. Such derivative transactions, and any associated hedging activity, may differ from and be adverse to our interests. For example, XP Investimentos and XP’s U.S. broker-dealer, XP Investments US, LLC, have acted as underwriters and/or placement agent in several transactions where the issuer has been an XP affiliated entity, including investment fund vehicles managed by XP Asset Management entities. Activities in respect of derivative transactions, and any associated hedging activity, may occur as a result of XP’s adjustment in assessment of our business based on various considerations, and neither XP nor any XP affiliated entity will not be under any obligation or other duty to provide notice to us in respect of any such adjustment in assessment. XP, any XP affiliated entity and any accounts or investment vehicle related to them may also have different rights in respect of a business that we seek to acquire, or invest in different classes of securities issued by a business that we seek to acquire that have different rights, including, without limitation, with respect to liquidity. The determination to exercise such rights by XP or any XP affiliated entity on behalf of itself or certain accounts or investment vehicles related to them may have an adverse effect on us.
XP may make loans to clients or enter into margin, asset-based or other credit facilities or similar transactions with clients that may (or may not) be secured by publicly or privately held securities or other assets, including by our units, ordinary shares and warrants. In connection with its rights as lender, XP, acting through its subsidiaries as lender, may act to protect its own commercial interest and may take actions that may adversely affect us (e.g., if a large position in our ordinary shares is liquidated, among the other potential adverse consequences, the value of our ordinary shares may decline rapidly). In addition, XP, through its subsidiaries, may make loans to our public shareholders or enter into similar transactions that are secured by a pledge of, or mortgage over, a public shareholder’s units, ordinary shares and/or warrants, which would provide XP with the right to take possession such securities in the event that such public shareholder defaults on its obligations. These transactions may be significant and may be made without notice to the public securityholders.
XP may have business relationships with, and purchase, or distribute or sell, services or products from or to, distributors, consultants and others who have a relationship with us or businesses that we seek to acquire. As a result, those persons and institutions may have potential conflicts associated with their dealings with us.
XP may, in its discretion, recommend that we, or a business we seek to acquire, have ongoing business dealings, arrangements or agreements with persons who are former employees of XP or are otherwise associated with XP, an investor, a portfolio company, a related account or investment vehicle, or a service provider. We, or a business we seek to acquire, may bear, directly or indirectly, the costs of such dealings, arrangements or agreements. These recommendations, and recommendations relating to continuing any such dealings, arrangements or agreements, may pose conflicts of interest due to XP’s relationships with such former employees or persons otherwise associated with an investor in an account or investment vehicle related to XP, portfolio company or service provider. In the event we seek to complete our initial business combination with any XP affiliated entity, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to XPAC from a financial point of view.
Conflicts Resulting from XPAC Being a Public Company
XP, any XP affiliated entity and any account or investment vehicle related to them may directly or indirectly trade our securities. Such trading activities may adversely affect us. For example, XP, any XP affiliated entity and any account or investment vehicle related to them may establish a short position in our securities. This short position may result in the impairment of the price of our securities or may be designed to profit from a decline in the price of such securities.
XP and its affiliates have adopted internal rules designed to provide that its personnel comply with all applicable laws and regulations with respect to fiduciary duties, including conducting personal securities transactions. Such internal rules impose certain restrictions on securities transactions in the personal accounts of covered persons to help avoid conflicts of interest. Subject to the limitations of the internal rules and applicable laws and regulations, covered persons (including those who are members of XPAC’s management team) may buy and sell securities or other investments for their personal accounts, including investments in us, and may also take positions that are the same as, different from, or made at different times than, positions taken (directly or indirectly) by us.
Not all Members of XPAC’s Management Team are Independent of XP and None of the Members of XPAC’s Management Team is Independent of XP Asset Management
XPAC’s management team is responsible for the management of our affairs. XPAC’s management team consisting of Chu Kong, Guilherme Teixeira and Fabio Kann as well as our board member, Marcos Peixoto, are all currently associated with XP and are not independent of XP (although there is no assurance that any of them will remain associated with XP). As a result, each of Chu Kong, Guilherme Teixeira, Fabio Kann and Marcos Peixoto has, and in the future may have additional fiduciary, contractual or other obligations or duties, in addition to his obligations and duties as a member of XPAC’s management team, including as a result of his association with XP, which could result in potential conflicts of interest. Additionally, all XP personnel are subject to firm-wide policies and procedures regarding confidential and proprietary information, information barriers, private investments, outside business activities and personal trading. Please see below for additional information regarding conflicts of interest relating to XPAC’s management team.
Affiliated Joint Acquisition
In addition, we may, at our option, pursue a business combination jointly with XP or any XP affiliated entity or any fund or investment vehicle related to them, or their respective affiliates. Any such parties and/or other investors in XP affiliated funds may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such parties, which may give rise to certain conflicts of interest. In the event we seek to complete our initial business combination with any XP affiliated entity, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to XPAC from a financial point of view.
We may pursue an affiliated joint acquisition if we believe such transaction will help us consummate a specific initial business combination or would be beneficial to the post-business combination company. None of XP, any XP affiliated entity, any account or investment vehicle related to them or any of their respective affiliates has any current commitments to engage in such transactions, and we are not aware of any such parties having any plans or intentions to do so. We have also not formulated any terms or conditions for any such transactions, and the amount and other terms and conditions of any such transactions would be determined at the time thereof.
Holders of any shares of capital stock issued in an affiliated joint acquisition prior to our initial business combination, will not be entitled to (1) receive funds from the Trust Account or (2) vote pursuant to our Existing Governing Documents on any initial business combination or any amendments to our Existing Governing Documents. However, any such issuance would dilute the interest of our shareholders. Additionally, to the extent any affiliated joint acquisition involves the issuance of notes or other debt securities or we otherwise incur debt in connection therewith, such transaction could have negative effects on us.
If our initial business combination involves an affiliated joint acquisition, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of such affiliated joint acquisition and, only if required by applicable law or if we decide to do so for business or other reasons, we would seek shareholder approval of such affiliated joint acquisition.
Selection of Service Providers
We expect to engage service providers (including attorneys and consultants) that may also provide services to XP, any XP affiliated entity or any account or investment vehicle related to them. We intend to select these service providers based on a number of factors, including expertise and experience, knowledge of related or similar products, quality of service, reputation in the marketplace, relationships with XP, XP Asset Management or others, and price. These service providers may have business, financial, or other relationships with XP, any XP affiliated entity or any account or investment vehicle related to them. These relationships may or may not influence our selection of these service providers. In such circumstances, there may be a conflict of interest between us, on the one hand, and XP, any XP affiliated entity or any account or investment vehicle related to them (or their portfolio companies), on the other hand, if we determine not to engage or continue to engage these service providers. The service providers selected by us may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by XP, any XP affiliated entity or any account or investment vehicle related to them, on the other hand.
Other Fiduciary Duties and Contractual Obligations of Officers and Directors
Below is a table summarizing the other entities to which our officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Chu Kong	XP Inc.	Holding company of investment services group	Partner
	XP PE Gestão de Recursos Ltda.	Investment management	Officer, Head of Private Equity Division of XP Asset Management
	Beyoung Cosméticos Ltda.	Beauty tech	Director
	Botoclinic Franchising Gestão Empresarial S.A.	Facial aesthetics	Director
	Brasil Olhos Participações S.A.	Healthcare company	Director
	BRS Suprimentos Corporativos S.A.	Business services	Director
	Will S.A. Meios de Pagamento	Digital bank	Director
	A.Life Entertainment Groups S.A.	Restaurants and entertainment	Director
	Victoria Peak Serviços Administrativos Ltda.	Office supplies and services	Partner/Officer
	Oriente Assessoria e Consultoria de Negócios Ltda.	Office services	Partner/Officer
Guilherme Teixeira	XP Inc.	Holding company of investment services group	Partner
	XP PE Gestão de Recursos Ltda.	Investment management	Managing Director of Private Equity Division of XP Asset Management
	Botoclinic Franchising Gestão Empresarial S.A.	Facial aesthetics	Director
	Brasil Olhos Participações S.A.	Healthcare	Director
	Pottencial Seguradora S.A.	Insurance	Director
	AZ Quest Investimentos Ltda.	Asset management	Director

Individual	Entity	Entity’s Business	Affiliation
Fabio Kann	XP Inc.	Holding company of investment services group	Partner
	XP PE Gestão de Recursos Ltda.	Investment management	Director of Private Equity Division of XP Asset Management
	Beyoung Cosméticos Ltda.	Beauty tech	Director
	Botoclinic Franchising Gestão Empresarial S.A.	Facial aesthetics	Director
	Brasil Olhos Participações S.A.	Healthcare	Director
	BRS Suprimentos Corporativos S.A.	Business services	Director
	Will S.A. Meios de Pagamento	Digital bank	Director
	A.Life Entertainment Groups S.A.	Restaurants and entertainment	Director
Marcos Peixoto	XP Inc.	Holding company of investment services group	Partner
	XP Investimentos S.A.	Investment services	Director
	XP Gestão de Recursos Ltda.	Investment management	Officer, Head of Equity Funds at XP Asset Management
Denis Pedreira	Prosus N.V.	Investment firm	Head of Latin America Investments Division
	Movile Mobile Commerce Holdings S.L.	Investment firm	Director
	Platzi Inc.	Online education platform	Director
	iFood Holdings B.V.	Online food delivery	Board of Directors’ Observer
	Facily Ltd.	Social commerce marketplace	Board of Directors’ Observer
Ana Cabral-Gardner	A10 Investimentos Ltda.	Investment management and services	Officer and Founding Partner
	Sigma Lithium Resources Corporation	Mining	Co-Chairman and Chief Strategy Officer
	Rix Mineração e Consultoria S.A.	Consulting services	Director
Camilo de Oliveira Tedde	—	—	—
Other Conflicts of Interest
In addition, there are also other potential conflicts of interest:
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None of our directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

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In the course of their other business activities, including in relation to XP Asset Management or otherwise, our directors and officers may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated, including other special purpose acquisition companies or funds. XPAC’s management team may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

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Our initial shareholders, directors and officers have agreed to waive their redemption rights with respect to any XPAC Founder Shares and public shares held by them in connection with the consummation of our initial business combination. Additionally, our initial shareholders, directors and officers have agreed to waive their redemption rights with respect to their XPAC Founder Shares if we fail to consummate our initial business combination by August 3, 2023 or during any extension period. However, if our initial shareholders, directors and officers acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to consummate our initial business combination within the prescribed time frame. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the XPAC Founder Shares will not be transferable, assignable or salable by our initial shareholders until the earlier of: (1) one year after the consummation of our initial business combination; and (2) subsequent to our initial business combination (x) if the last reported sale price of the XPAC Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 120 days after our initial business combination or (y) the date on which we complete a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their public shares for cash, securities or other property. With certain limited exceptions, the private placement warrants and the XPAC Class A Ordinary Shares underlying such warrants, will not be transferable, assignable or salable by our Sponsor until 30 days after the consummation of our initial business combination. Since our Sponsor and directors and officers may directly or indirectly own XPAC Ordinary Shares and warrants following the IPO, our directors and officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
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Our directors and officers may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

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Our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers was included by a target business as a condition to any agreement with respect to our initial business combination.

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The conflicts described above may not be resolved in our favor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF XPAC
The following discussion and analysis should be read in conjunction with the financial statements and related notes of XPAC, included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
XPAC is a blank check company incorporated on March 11, 2021, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While XPAC’s efforts in identifying a prospective target business for XPAC’s initial business combination will not be limited to a particular industry or geographic region, XPAC intends to initially focus its search on identifying a prospective target business within the Brazil focus sectors. XPAC intends to effectuate its initial business combination using cash from the proceeds of its IPO, shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, additional equity raised through a public or private offering, or a combination of the foregoing.
XPAC expects to incur significant costs in the pursuit of the Business Combination. XPAC cannot assure you that its plans to raise capital or to complete the Business Combination will be successful.
On August 3, 2021, XPAC consummated its IPO of 20,000,000 units. Each unit consisted of one public share and one-third of one of XPAC’s warrants, with each whole warrant entitling the holder thereof to purchase one of XPAC Class A Ordinary Shares for $11.50 per share, subject to certain adjustments. The units were sold at a price of $10.00 per unit, generating gross proceeds of $200,000,000. XPAC granted to Citi, the underwriter, a 45-day option to purchase up to 3,000,000 additional units solely to cover over-allotments.
Simultaneously with the consummation of the IPO, XPAC completed the private placement of 4,000,000 private placement warrants to the Sponsor, at a purchase price of $1.50 per warrant, generating gross proceeds of $6,000,000. The proceeds from the sale of the private placement warrants were added to the net proceeds from the IPO held in the Trust Account.
On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 units at $10.00 per Unit, generating additional gross proceeds of $19,611,310. In addition, XPAC issued 261,485 private placement warrants to the Sponsor.
If XPAC does not complete its initial business combination by August 3, 2023, the proceeds from the sale of the private placement warrants will be used to fund the redemption of the public shares (subject to the requirements of applicable law) and the private placement warrants will expire worthless.
Following the closing of the IPO, $219,611,310 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of the private placement warrants were placed in the Trust Account established for the benefit of XPAC’s public shareholders. The Trust Account is invested in interest-bearing U.S. government securities and the income earned on those investments is also for the benefit of XPAC’s public shareholders.
XPAC’s management team has broad discretion with respect to the specific application of the net proceeds of the IPO and the private placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a business combination.
Restatement of Previously Filed Financial Statements
In connection with the preparation of the unaudited interim financial statements of XPAC as of and for the six months ended June 30, 2022, XPAC’s management team identified errors related to accounting liabilities made in XPAC’s previously issued (i) audited financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021 and (ii) unaudited condensed financial statements as of and for the three months ended March 31, 2022. These errors are related to XPAC’s failure to previously recognize certain historical Relevant Business Combination Costs as liabilities on XPAC’s balance sheet and, correspondingly, as expenses on XPAC’s income statement for the affected periods on the basis that such Relevant Business Combination Costs are potentially reimbursable in the future upon the consummation of the Business Combination.
Pursuant to the Business Combination Agreement, the Relevant Business Combination Costs paid or payable in the future by XPAC are either reimbursable to XPAC or payable on XPAC’s behalf by PubCo, or its affiliates, upon consummation of the Business Combination. However, until such potential reimbursement or payment in the future if, and at such point in time when the Business Combination is consummated, all Relevant Business Combination Costs are required to be reflected on XPAC’s balance sheet and expensed in XPAC’s income statement. In application of such accounting principle, XPAC re-evaluated its recognition of historical Relevant Business Combination Costs and determined that certain Relevant Business Combination Costs were not properly recognized and reflected for certain historical periods on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future.
On August 22, 2022, XPAC’s management and the audit committee of the board of directors of XPAC concluded that the Affected Financial Statements, should no longer be relied upon and, in each case, should be restated to recognize the Relevant Business Combination Costs as liabilities and, correspondingly, as income statement expenses for the relevant periods based on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future.
In connection with this restatement, XPAC’s management concluded that there was a material weakness in XPAC’s internal control over financial reporting related to accounting liabilities and that the XPAC’s disclosure controls and procedures were not effective for the impacted periods.
Approximately $0.6 million in costs were not recognized as liabilities in addition to a $0.5 million capital contribution from the Sponsor as of December 31, 2021 and an additional approximately $0.9 million in costs were not recognized as of March 31, 2022. The resulting correction increased accrued liabilities by $0.6 million, increased shareholders’ deficit by 0.5 million and decreased the net income by $1.1 million as of December 31, 2021.
The restatement is more fully described in “Note 2 — Restatement of Previously Filed Financial Statements” of XPAC’s audited financial statements as of and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated), included elsewhere in this proxy statement/prospectus.
Results of Operations
XPAC has neither engaged in any significant business operations nor generated any revenues to date. All activities to date relate to its formation and IPO and, since then, to the search for a target business. XPAC will not generate any operating revenues until after the consummation of the Business Combination, at the earliest. XPAC will generate non-operating income in the form of interest income from the proceeds derived from its IPO and will recognize other income and expense related to the change in fair value of our warrant liabilities. XPAC incurs expenses as a result of being a public company for legal, financial reporting, accounting and auditing compliance, as well as for due diligence expenses. XPAC has selected December 31 as its fiscal year end.
For the nine months ended September 30, 2022, XPAC had a net income of $107,826, which consisted of a $4,146,517 gain on the fair value of warrant liabilities and a $1,273,925 gain on investments held in the Trust Account and a $25,543 foreign exchange gain, offset by $4,338,159 in operating, general and administrative expenses. For the period from March 11, 2021 (inception) to December 31, 2021, XPAC had a net income of $5,339,595, which consisted of a $7,862,415 gain on the fair value of warrant liabilities and a $6,421 gain on investments held in the Trust Account, offset by $2,009,696 in operating, general and administrative expenses, $519,498 in offering expenses allocated to warrant issuance incurred and a $47 foreign exchange loss.

Liquidity, Capital Resources and Going Concern
As of September 30, 2022, and December 31, 2021, XPAC had cash outside the Trust Account of $231,010, and $352,190, respectively, available for working capital needs. All remaining cash was held in the Trust Account and is generally unavailable for its use, prior to its initial business combination.
On August 3, 2021, XPAC consummated the IPO of 20,000,000 units. Each unit consists of one XPAC Class A Ordinary Share and one-third of one XPAC public warrant. Each whole XPAC public warrant entitles the holder to purchase one XPAC Class A Ordinary Share at an exercise price of $11.50 per share, subject to certain adjustments. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $200,000,000.
Simultaneously with the closing of the IPO and the sale of the units, XPAC completed a private placement of 4,000,000 warrants, at a price of $1.50 per warrant, issued to the Sponsor, generating gross proceeds of $6,000,000.
XPAC granted Citi, the underwriter of the IPO, a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. On August 16, 2021, Citi partially exercised the over-allotment option and, on August 19, 2021, Citi purchased an additional 1,961,131 units from XPAC, generating gross proceeds of $19,611,310. Simultaneously with the sale and issuance of the over-allotment units, XPAC consummated the sale of an additional 261,485 private placement warrants to the Sponsor at a purchase price of $1.50 per private placement warrant, generating gross proceeds of $392,228.
A total of $219,611,310, comprised of the proceeds from the IPO (including the partial exercise of the over-allotment option), was placed in the Trust Account.
XPAC’s liquidity needs had been satisfied prior to the completion of the IPO through the payment by its initial shareholders of $25,000 to cover certain of its offering costs in consideration for the issuance of XPAC Founder Shares to its initial shareholders and up to $300,000 in loans available from the Sponsor. On December 27, 2021, the Promissory Note was amended to be payable upon consummation of the Business Combination. As of December 31, 2021, we had $84,412 outstanding under the Promissory Note. On February 7, 2022, XPAC borrowed $215,588 under the Promissory Note. As of September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note.
Following the consummation of the IPO, XPAC’s liquidity needs have been satisfied through the net proceeds from the consummation of its IPO and its private placement held outside of the Trust Account.
XPAC has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In order to meet XPAC’s financial needs between the current period and the Business Combination, the Sponsor or its affiliates can, but are not obligated to, provide funding through a working capital loan. These conditions raise substantial doubt about XPAC’s ability to continue as a going concern for a period of time within one year after the date that the financial statements as of September 30, 2022, are issued. There is no assurance that XPAC’s plan to consummate the Business Combination will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Based on the foregoing, XPAC’s management team believes that XPAC will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period, XPAC will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.
XPAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable (if any), deferred underwriting commission and deferred advisory fees), to complete its initial business combination. XPAC may withdraw interest income (if any) to pay income taxes, if any. To the extent that its equity or debt is used, in whole or in part, as consideration to complete its initial business combination, the remaining proceeds held in the

Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor may, but is not obligated to, loan us funds as may be required (“Working Capital Loans”), thought Working Capital Loans. If we complete the Business Combination, XPAC may repay the Working Capital Loans out of the proceeds of the Trust Account released to XPAC. In the event that the Business Combination does not close, XPAC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The warrants would be identical to the private placement warrants. As of September 30, 2022, and December 31, 2021, XPAC had no outstanding borrowings under the Working Capital Loans. The Sponsor has agreed in the Sponsor Support Agreement that, to the extent that the Sponsor or any its affiliates lends to XPAC any funds to finance XPAC (including to finance transaction costs or any working capital deficiencies), the Sponsor agrees that its shall not convert, and shall cause its affiliates not to convert, any such loans into warrants or other equity interests in, or convertible into, equity interests in XPAC.
Off-Balance Sheet Arrangements
As of September 30, 2022, and December 31, 2021, XPAC did not have any off-balance sheet arrangement as defined in Item 303(a)(4)(ii) of Regulation S-K.
Contractual Obligations
As of September 30, 2022, and December 31, 2021, XPAC did not have any long-term debt, capital or operating lease obligations.
XPAC entered into an Administrative Services Agreement pursuant to which the Sponsor may charge XPAC a $10,000 per month fee for office space, administrative and support services. As of September 30, 2022, and December 31, 2021, the Sponsor has not charged XPAC, and does not intend to charge XPAC in the future, any amount in relation to the provision of these services.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of XPAC’s results of operations and liquidity and capital resources are based on XPAC’s unaudited interim financial statements as of and for the nine months ended September 30, 2022, and XPAC’s audited financial statements as of and for the period from March 11, 2021 (inception) to December 31, 2021, which have been prepared in accordance with U.S. GAAP. Certain of XPAC’s accounting policies require that XPAC’s management team applies significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, XPAC’s management team reviews the accounting policies, assumptions, estimates and judgments to ensure that XPAC’s financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from XPAC’s estimates.
XPAC has identified the following as its critical accounting policies:
Basis of Presentation
The accompanying financial statements of XPAC are presented in U.S. dollars in conformity with U.S. GAAP and pursuant to the rules and regulations of the SEC.
Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from the unaudited interim financial statements as of and for the nine months ended September 30, 2022, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows.
In the opinion of XPAC’s management team, the accompanying financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The results for the period ended September 30, 2022, are not necessarily indicative of the results to be expected for the year ending December 31, 2022, or for any future interim periods.
Emerging Growth Company
XPAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such election to opt out is irrevocable. XPAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, XPAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of XPAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires XPAC’s management team to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires XPAC’s management team to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which XPAC’s management team considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Income taxes
XPAC accounts for income taxes in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under the asset and liability method, as required by this accounting standard, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to the period when assets are realized or liabilities are settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in the operation of statement in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of XPAC’s management team, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. XPAC recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2022. XPAC is not aware, as of the date of this proxy statement/prospectus, of any issues under review that could result in significant payments, accruals or material deviation from its position.
ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.
XPAC is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, XPAC’s tax provision was zero for the period presented.
Offering costs
XPAC complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A- “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs are charged to shareholders’ equity or the statement of operations based on the relative value of the public warrants and the private placement warrants to the proceeds received from the units sold upon the completion of the IPO and any over-allotment exercised. Accordingly, on August 3, 2021, offering costs totaling $11,761,739 (consisting of $4,000,000 of underwriting fee, $7,000,000 of deferred underwriting fee and $761,739 of other offering costs) were recognized with $477,711 included in accumulated deficit as an allocation for the public warrants and the private placement warrants, and $11,284,028 included in additional paid-in capital.
On August 16, 2021, Citi, the underwriter, partially exercised the over-allotment option and, on August 19, 2021, purchased an additional 1,961,131 units from XPAC, generating gross proceeds of $19,611,310. As a result of the partial exercise of the over-allotment option, the incremental increase in offering costs was $1,078,624 (consisting of $392,228 of underwriting fee and $686,396 of deferred underwriting fee) with $41,786 included in accumulated deficit as allocation for the public warrants and the private placement warrants, and $1,036,838 included in additional paid-in capital.
Pursuant to the terms of the underwriting agreement for the IPO, aggregate underwriting commissions were 5.5% of the gross proceeds of the IPO, of which 2.0% was paid upon closing of the IPO and 3.5% is deferred until, and the payment thereof is contingent upon, consummation of our initial business combination. As provided in the underwriting agreement for the IPO, Citi, the underwriter of the IPO, agreed to reimburse XPAC an amount equal to 30% of the upfront and deferred underwriting commissions payable to it, which is equal to the upfront and deferred advisory fee payable by XPAC to XP Investimentos. Therefore, in connection with consummation of the IPO, Citi received upfront underwriting fees of $3,074,558 and XP Investimentos received upfront advisory fees of $1,317,668. Upon consummation of the Business Combination, Citi shall receive deferred underwriting fees of $5,380,477 and XP Investimentos shall receive deferred advisory fees of $2,305,919, regardless of the date when the Business Combination is consummated.
Net Income (Loss) Per Ordinary Share
XPAC’s statements of operations include a presentation of net income (loss) per share for XPAC Ordinary Shares subject to possible redemption and applies the two-class method in calculating net income (loss) per share. Net income (loss) per XPAC Ordinary Shares, basic and diluted, is calculated by dividing the pro-rata allocation of net income (loss) for each class, by the weighted average number of redeemable XPAC Class A Ordinary Shares and non-redeemable XPAC Class B Ordinary Shares outstanding for the period. Net income (loss) is allocated pro-rata between redeemable XPAC Class A Ordinary Shares and non-redeemable XPAC Class B Ordinary Shares based on their respective weighted average shares outstanding for the period.

The following table reflects the calculation of basic and diluted net income (loss) per XPAC Ordinary Share (in dollars, except per share amounts):
	For the nine months ended September 30, 2022		For the period from March 11, 2021 (inception) to December 31, 2021
	Redeemable XPAC Class A Ordinary Shares	Non-Redeemable XPAC Class B Ordinary Shares	Redeemable XPAC Class A Ordinary Shares	Non-Redeemable XPAC Class B Ordinary Shares
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$886,261	$221,565	$3,660,920	$1,678,675
Denominator:
Weighted-average shares outstanding	21,961,131	5,490,283	11,097,142	5,088,474
Basic and diluted net income (loss) per share	$0.04	$0.04	$0.33	$0.33
Fair Value of Financial Instruments
The fair value of XPAC’s assets and liabilities, which qualify as financial instruments under ASC 820 (“Fair Value Measurement”) approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
XPAC applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in XPAC’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820, which levels are described below, generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
•
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the Fair Value Measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs to the Fair Value Measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3 — Inputs to the Fair Value Measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Warrant Liabilities
XPAC accounts for warrants for XPAC Ordinary Shares that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. XPAC will continue to adjust the liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants exercisable for XPAC Class A Ordinary Shares. At that time, the portion of the warrant liabilities related to the warrants exercisable for XPAC Class A Ordinary Shares will be reclassified to additional paid-in capital.

Related Parties
Parties, which can be a corporation or individual, are considered related if XPAC has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.
Cash and Cash Equivalents
XPAC considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. XPAC had cash of $231,010 and $352,190 and no cash equivalents as of September 30, 2022, and December 31, 2021, respectively.
Investments Held in Trust Account
As of September 30, 2022 and December 31, 2021, $220,891,656 and $219,617,731, respectively, held in the Trust Account was held in money market funds, which are invested in U.S. Treasury securities. The investments held in the Trust Account are presented at fair value at the end of each reporting period. Gains or losses resulting from the change in fair value of these securities are included in gains (losses) on investments held in the Trust Account on the accompanying statement of operations. The estimated fair value of investments held in the Trust Account are determined using available market information.
XPAC Class A Ordinary Shares Subject to Possible Redemption
XPAC accounts for its XPAC Class Ordinary Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable XPAC Ordinary Shares (including XPAC Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within XPAC’s control) are classified as temporary equity. At all other times, XPAC Ordinary Shares are classified as shareholder’s equity. XPAC Ordinary Shares feature certain redemption rights that are considered to be outside of XPAC’s control and subject to the occurrence of uncertain future events. Accordingly, XPAC Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholder’s equity section of XPAC’s balance sheet.
Immediately upon the closing of the IPO, XPAC recognized the remeasurement from initial book value to redemption amount. Increases or decreases in the carrying amount of redeemable XPAC Ordinary Shares are affected by charges against additional paid-in capital and accumulated deficit.
As of September 30, 2022, XPAC Class A Ordinary Shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:
Beginning balance	$219,617,731
Gross proceeds from initial public offering and over-allotment	—
Less:
Issuance costs related to redeemable XPAC Class A Ordinary Shares	—
Fair value of public warrants	—
Plus:
Remeasurement of carrying value to redemption value	1,273,925
XPAC Class A Ordinary Shares subject to possible redemption	$220,891,656
As of December 31, 2021, XPAC Class A Ordinary Shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds from initial public offering and over-allotment	$219,611,310
Less:
Issuance costs related to redeemable XPAC Class A Ordinary Shares	(11,010,457)
Fair value of public warrants	(8,606,567)
Plus:
Remeasurement of carrying value to redemption value	19,623,446
XPAC Class A Ordinary Shares subject to possible redemption	$219,617,731
Recent Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (FASB) issued ASU No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. This guidance is effective as of January 1, 2024, for smaller reporting companies (early adoption is permitted effective January 1, 2021). XPAC is currently evaluating the effect the updated standard will have on its financial position, results of operations or financial statement disclosure.
We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that may have a material impact on our results of operations, financial condition, or cash flows, based on the current information.
Controls and Procedures
Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to XPAC’s management team, including the chief executive officer and chief financial officer (who serves as XPAC’s principal executive officer and principal financial and accounting officer), as appropriate to allow timely decisions regarding required disclosure.
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, XPAC’s management team evaluated, with the participation of XPAC’s chief executive officer and chief financial officer, the effectiveness of XPAC’s disclosure controls and procedures as of September 30, 2022, and December 31, 2021.
Due to the material weaknesses in XPAC’s internal control over financial reporting described below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of September 30, 2022, and as of December 31, 2021. As a result, our management performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with GAAP. Accordingly, management believes that our financial statements as of September 30, 2022 and as of December 31, 2021 present fairly, in all material respects, our financial position, results of operations and cash flows of the periods presented.
XPAC does not expect that its disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
See “Risk Factors — Risks Related to XPAC and the Business Combination — We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.”
Changes in Internal Control over Financial Reporting
There was no change in XPAC’s internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2022 and during the period from March 11, 2021 (inception) to December 31, 2021 that has materially affected, or is reasonably likely to materially affect, XPAC’s internal control over financial reporting, except as described below.
XPAC’s internal control over financial reporting did not result in the proper classification of the redeemable XPAC Class A Ordinary Shares within XPAC’s previously issued August 3, 2021 balance sheet and the August 3, 2021 pro forma balance sheet. In those balance sheets, XPAC determined that the XPAC Class A Ordinary Shares subject to possible redemption to be equal to the redemption value of the public shares, while also taking into consideration that the redemption cannot result in XPAC’s net tangible assets being less than $5,000,001, which represented a material weakness.
After discussion and evaluation, XPAC has concluded that while provisions in the Existing Governing Documents may result in XPAC being unable to redeem all of its public shares in certain situations, the public shares still contain redemption provisions which are outside of XPAC’s control and, therefore, should be classified outside of permanent equity. Therefore, XPAC’s management team concluded that the redemption value should include all public shares subject to possible redemption, resulting in the XPAC Class A Ordinary Shares subject to possible redemption being equal to the full redemption value of the public shares.
Furthermore, our internal control over financial reporting did not result in the proper recognition of certain Relevant Business Combination Costs, which represented a material weakness. Pursuant to the Business Combination Agreement, certain of the Relevant Business Combination Costs paid or payable in the future by us are either reimbursable to us or payable on our behalf by PubCo, or its affiliates, upon consummation of the Business Combination. However, until such potential reimbursement or payment in the future if, and at such point in time when the Business Combination is consummated, all Relevant Business Combination Costs are required to be reflected on our balance sheet and expensed in our income statement. We determined upon our review that not all of our Relevant Business Combination Costs have been properly recognized and reflected for the relevant periods based on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future.
As a result of the material weakness in our internal control over financial reporting described in the paragraph above, our management and the audit committee of the board of directors of XPAC concluded that XPAC’s previously issued (i) audited financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, included in its annual report on Form 10-K as filed with the SEC on March 30, 2022, and (ii) unaudited condensed financial statements as of and for the three months ended March 31, 2022, included in its quarterly report on Form 10-Q filed with the SEC on May 13, 2022, should no longer be relied upon and, in each case, should be restated to recognize the Relevant Business Combination Costs as liabilities and, correspondingly, as income statement expenses for the relevant periods based on when such costs were incurred irrespective of whether such Relevant Business Combination Costs may be reimbursable in the future. See “Note 2 — Restatement of Previously Filed Financial Statements” to our financial statements as of and for the period from March 11, 2021 (inception) to December 31, 2021 (as restated), included elsewhere in this proxy statement/prospectus.
To respond to these material weaknesses, XPAC has devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While XPAC has processes to identify and appropriately apply applicable accounting requirements, XPAC plans to enhance its system of evaluating and implementing the complex accounting standards that apply to its financial statements, as well as the application of those that apply to blank check companies in the process of a Business Combination such as ours. XPAC’s remediation plan at this time includes providing enhanced access to accounting literature, research materials and documents, industry best practices, and increased communication among XPAC’s personnel and third-party accounting professionals with whom it consults regarding complex accounting applications. The elements of XPAC’s remediation plan can only be accomplished over time, and XPAC can offer no assurance that these initiatives will ultimately have the intended effects. XPAC will continue to monitor the effectiveness of these controls and will make any further changes management determines appropriate.

BUSINESS OF SUPERBAC
This section sets forth certain information on SuperBac’s business and certain of SuperBac’s financial and operating information appearing elsewhere in this proxy statement/prospectus. It may not contain all the information about SuperBac that may be important to you, and we urge you to read the entire proxy statement/prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac,” and SuperBac’s financial statements included elsewhere in this proxy statement/prospectus.
Overview
We are a pioneering biotechnology company in the Brazilian market with an established platform to promote the substitution of harmful synthetic chemicals for more sustainable, biologically-based alternatives. We have over two decades of experience in the research, development, manufacture and distribution of biologically-based blends of naturally-occurring, non-GMO microorganisms for use in a wide variety of agricultural, industrial and household applications. Our unique, proprietary and multi-disciplinary biotech development platform is capable of identifying, isolating and testing the properties of various strains of bacteria for commercial and domestic applications, which we then use to create new solutions that can be manufactured at an industrial scale.
Using our proprietary tools, we believe we can harness the power of naturally-occurring microorganisms to manufacture high-performance, biologically-based compounds that can improve agricultural yields, help clean up pollution and perform various other functions without the same level of harmful environmental effects associated with traditional synthetic chemicals. All of our biologically-based solutions are formulated with non-pathogenic and non-genetically modified naturally occurring microorganisms that have been shown to be safer and not as aggressive toward the environment. Our flagship product, Supergan, is a crop nutrition solution that deploys a bacteria blend that decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on our internal studies. For more information on these internal studies, see “— Our Business Verticals and Key Products — Agribusiness.”
Our operations are structured along four main business verticals:
•
Agribusiness.   Our biologically-based solutions designed for use in agriculture that improve crop yields by improving plants’ access to nutrients in the soil. This saves agricultural land for food and feed production and reduces greenhouse gas emissions to the environment, without the same level of harmful environmental effects as traditional chemicals.

•
Sanitation.   Solutions designed to promote the biological breakdown of industrial byproducts, such as fats, greases and industrial sludge, decreasing odors and increasing the efficiency of water treatment systems, waste treatment systems and septic tanks without reliance on harmful traditional chemicals. These may include, among other things, the use of our biologically-based solutions to treat grease traps, pits, pipes and urinals in hotels, restaurants, industrial kitchens and more.

•
Oil & Gas.   Biologically-based solutions designed to promote environmental remediation of contaminated areas and to break down oil residues in drilling wastewater and oily dregs at lower risks of negative environmental effects as compared to synthetic solvents and other traditional chemicals.

•
Consumer Goods.   A portfolio of biologically-based household cleaning and pet products for day-to-day domestic use ranging from detergents, drain cleaners and declogging tablets, anti-odor products and stain and odor removers that replace traditional chemicals with environmentally friendlier biological alternatives.

Our agribusiness vertical currently represents substantially all of our operations, with net operating revenue generated from our agribusiness vertical having represented 98.4% and 99.2% of our net operating revenues for the years ended December 31, 2020 and 2021, respectively, and 99.2% and 99.3% of our net operating revenues for the six months ended June 30, 2021 and 2022, respectively. However, each of our main business verticals contains a portfolio of biologically-based solutions that we believe is commercially viable, most of which have already received the necessary approvals from the relevant regulatory authorities and have already begun generating revenues, such as BioCUBO (in our sanitation business vertical), Bio Liq HC (in our sanitation and oil & gas business verticals) and OdorOut (in our consumer goods business vertical).
Our goal is to promote the world’s transition toward a more sustainable future by developing biologically-based solutions for use across a wide spectrum of agricultural, industrial and consumer applications. Our product development pipeline includes, among others, biologically-based crop protection solutions with proven effectiveness against most of the main pests and diseases affecting agricultural production in Brazil (based on studies conducted by Universidade Estadual Paulista and the Phytus Institute — see “— Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these studies), which we expect to receive regulatory approval from the relevant governmental authorities by the end of 2023, as well as novel biologically-based oil & gas clean-up, bioremediation, sewage and effluent treatment solutions, which we believe can be produced and commercialized faster, more cheaply and more sustainably than traditional synthetic chemical alternatives. We also intend to significantly ramp up our research and development efforts in the medium term to develop new solutions for other industry verticals, such as home care, animal nutrition, health and cosmetics, to capitalize on significant market opportunities within each of those industries.
We are a research-driven company, and have invested significant resources in building up our bacterial library and developing several biologically-based solutions for various commercial and domestic applications. Our research and development activities are centered around the SuperBac Innovation Center, a biotechnology research center fully equipped with a biochemistry laboratory, a molecular biology laboratory and a fermentation laboratory, with over 70 highly-qualified researchers focused on the development of new, innovative and cost-effective biologically-based solutions. By continuously researching, mapping, identifying and bioprospecting thousands of bacterial strains, we have built a bacterial library containing over 1,850 bioprospected bacterial strains and over 90,000 mapped bacterial strains that we believe is the one of the largest bacterial libraries in Brazil.
We have significantly expanded our operations in recent years, particularly in our agribusiness vertical, having grown our net operating revenues from R$335.7 million in 2020 to R$706.0 million in 2021, and from R$196.8 million for the six months ended June 30, 2021 to R$441.0 million for the six months ended June 30, 2022. During the same period, although our net income of R$37.6 million in 2020 decreased to a loss of R$36.7 million in 2021, our Adjusted EBITDA increased from R$18.5 million in 2020 to R$44.7 million in 2021, and although our net loss increased from R$13.1 million for the six months ended June 30, 2021 to R$70.8 million for the six months ended June 30, 2022, our Adjusted EBITDA increased from R$(7.3) million for the six months ended June 30, 2021 to R$29.6 million for the six months ended June 30, 2022. For a reconciliation of our Adjusted EBITDA to our profit (loss) for the period, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Liquidity and Capital Resources — Non-IFRS Measures — Adjusted EBITDA.” Now, we believe that we are well-positioned for further expansion as a national leader in crop nutrition and poised for diversification into crop protection and other industry sectors.
Our History
We were founded in 1995 by Luiz Augusto Chacon de Freitas Filho, our founder and chief executive officer, with the mission of developing sustainable, biologically-based products and solutions for various applications. During our technological development stage, from 1995 to 2013, we focused on researching, mapping, identifying and bioprospecting thousands of bacterial strains, as well as testing the properties of, and developing, several blends of microorganisms and biologically-based solutions.
From 2013 to 2018, we launched a number of newly-developed biologically-based solutions, which underscored the commercial feasibility of our business model. In April 2015, we acquired a controlling equity interest in Minorgan Industria e Comercio de Fertilizantes S.A. and subsequently renamed it Superbac Indústria e Comércio de Fertilizantes S.A. These developments eventually led to a significant round of investments for us in 2016, when the Temasek Entities acquired an initial 36.46% equity stake in SuperBac.
From 2018 onwards, we continued to capitalize on our development platform to generate new biologically-based solutions for various applications and expand our portfolio of product offerings. By 2021, we had already launched a total of 34 different products and filed a total of 15 patent applications, with each of the following brands or series of brands having become responsible for significant portions of our revenue generation: Smartgran, Supergan, Supergan Plus, and Organfos, which comprise the main products sold in our agribusiness vertical. We also continued to scale up our industrial capabilities, including by launching our state-of-the-art biofactory and research and development complex in Mandaguari, Brazil in 2021. These most recent developments have helped to validate our capacity not only to develop new biologically-based solutions but also to mass-produce them at an industrial scale, which significantly expanded our production capacity.
Corporate Reorganization
Until December 22, 2021, we held 76.52% of the equity interests in our subsidiary, SuperBac Fertilizantes. On December 6, 2021, we entered into a reorganization agreement by and among us and certain of our shareholders, pursuant to which, among other things, we acquired the remaining 23.48% of the equity interests of Superbac Fertilizantes then indirectly held by Luiz Augusto Chacon de Freitas Filho and, in consideration therefor, we agreed to discharge certain debts owed to us by one of our Founder’s vehicles. As a result, effective as of December 22, 2021, we have held 100% of Superbac Fertilizantes total and voting share capital.
For more information on our corporate reorganization, see “The Business Combination Agreement — The SuperBac Reorganization.”
Organizational Structure
The following diagram sets forth our ownership interest and the country of incorporation for each of our subsidiaries as of the date of this proxy statement/prospectus:
Our Business Verticals and Key Products
Our goal is to promote the world’s transition toward a more sustainable future by developing biologically-based solutions for use across a wide spectrum of agricultural, industrial and consumer applications. Our operations are structured along our four main business verticals:
•
agribusiness;

•
sanitation;

•
oil & gas; and

•
consumer goods.

Our agribusiness vertical currently represents substantially all of our operations, with net operating revenue generated from our agribusiness vertical having represented 98.4% and 99.2% of our net operating revenue for the years ended December 31, 2020 and 2021, respectively, and 99.2% and 99.3% for the six months ended June 30, 2021 and 2022, respectively. However, each of our main business verticals contains a portfolio of biologically-based solutions that we believe is commercially viable, most of which have already received the necessary approvals from the relevant regulatory authorities and have already begun generating revenues, such as BioCUBO (in our sanitation business vertical), Bio Liq HC (in our sanitation and oil & gas business verticals) and OdorOut (in our consumer goods business vertical).
Each of our industry verticals serves customers with differing needs. Some industries are shaped by shifting trends and consumer demands, including the need for more sustainable solutions, while others may place greater emphasis on how to save resources, optimize performance and improve sustainability in their production processes.
We strive to translate our customers’ needs within each industry vertical into solutions that improve their return on investment and increase sustainability benefits. As a result, we have developed a varied portfolio of biologically-based solutions with each product offering aiming to address a set of specific needs.
Agribusiness
In our agribusiness vertical, we focus on improving performance in agriculture and related processes, including promoting greater nutritional balance for plants and crops, generating higher yields, less waste and better health for plants and crops. We primarily achieve this through the production of our crop nutrition solutions, which are biologically-based alternatives to synthetic and mineral fertilizers. By December 31, 2021, our biologically-based crop nutrition solutions had been applied in over 7.4 million treated acres of agricultural land in Brazil.
We developed our first biologically-based solution for agricultural use in 2015, and since then, our agribusiness vertical has become responsible for generating substantially all of our revenues in 2020 and 2021. In 2020 and 2021, our agribusiness vertical was responsible for generating 98.4% and 99.2%, respectively, of our net operating revenues, and 99.2% and 99.3%, respectively, of our net operating revenues for the six months ended June 30, 2021 and 2022.
Our biologically-based crop nutrition solutions improve crop yields by regenerating the soil biodiversity and increasing the presence of certain key enzymes that improve plants’ access to soil nutrients. Specifically, our internal studies conducted between the 2018 and 2021 harvest years have shown an approximately 18% increase in microbial biodiversity in the soil and an approximately 29% increase in nitrogen-fixing bacteria in the soil. As a result, the nutritional balance provided by our crop nutrition solutions results in greater plant rooting, maximizes crop fertility, increases soil regeneration and nutrient uptake efficiency (primarily phosphorus and potassium), and meets crop nutrition requirements through natural processes. This significantly decreases the amount of mineral fertilizers required to be used and saves agricultural inputs and land use for food and feed production without the same level of harmful environmental byproducts as traditional chemicals. Moreover, this helps to reduce the carbon footprint associated with the use of mineral fertilizers, most of which are released into the atmosphere at the application stage. By decreasing the use of mineral fertilizers per hectare, our biologically-based solutions contribute to a significant reduction in greenhouse gas emissions as compared to traditional mineral fertilizer alternatives. In a preliminary study commissioned and funded by us in April 2021 in the ordinary course of our business and conducted by Professor Carlos Eduardo Pellegrino Cerri at the University of São Paulo using data from soil tests carried out in the municipality of Piracicaba, Brazil, from the 2022 crop year, the positive environmental impact resulting from the use of our Supergan and Smartgran biologically-based crop nutrition solutions relative to a comparable mineral fertilizer alternative available in the market was estimated at approximately a ten-fold decrease in carbon dioxide (and carbon dioxide-equivalent greenhouse gas) emissions from crop production. Additional details relating to this study are set forth below:

•
Study design:   This study was carried out in productive farmland located in the municipality of Piracicaba, Brazil. A control group was set up without the application of any fertilizers, while four other experimental groups were set up each with the application of one type of fertilizer, as follows: (i) Smartgran, a comparable mineral fertilizer alternative available in the market (at conventional treatment dosage), (ii) Supergan (at conventional treatment dosage), (iii) Supergan (at treatment dosage providing for same levels of nitrogen as those dispensed by the comparable mineral fertilizer alternative available in the market).

•
Types of crops studied:   Soybeans.

•
Measurement:   Two types of devices designed for the collection and measurement of gas volatilization from the soil were installed on the soil in each of the five groups being tested. The first such device was a plastic cylinder containing foams permeated with phosphoric acid and glycerin, such that ammonia gas emissions from the soil would be captured in such foams. The second such device was a metallic cylinder featuring a valve designed to capture nitrous oxide, carbon dioxide and methane gas. Samples from each such device were subsequently collected and sent to a laboratory so that the gas emissions in each of the five groups could be measured. To enable a comparison of the global warming impacts of different greenhouse gases, results across all gas emissions observed were converted into CO2-equivalent units by reference to their respective global warming potential, or GWP100. For reference, under GWP100, carbon dioxide has a score of 1; methane, 28; and nitrous oxide, 265.

•
Duration:   Study designed to be carried out across the 2022 and 2023 crop seasons.

•
Preliminary results:   Both Smartgran and Supergan (at conventional treatment dosage) exhibited a greenhouse gas reduction factor greater than 90% as compared to a comparable mineral fertilizer alternative available in the market. Further details are set forth in the table below:

Group Tested	CO2-equivalent Emissions (Kilograms of CO2 per hectare)	CO2-equivalent Emissions (Kilograms of CO2 per ton of soybeans)
Control	—	—
Smartgran	21.3	23.7
Comparable mineral fertilizer alternative available in the market	286.5	204.7
Supergan (at conventional treatment dosage)	12.1	20.2
Supergan (at nitrogen-equivalent dosage)	157.9	143.5
This study was not peer-reviewed and is subject to certain limitations commonly associated with these scientific studies, such as its comparability to regions other than the municipality of Piracicaba, Brazil, and the comparability of the results against other available mineral fertilizers that were not tested. In addition, this study has been designed to be carried out across the 2022 and 2023 crop seasons. The results presented above relate solely to the 2022 crop season and are, therefore, preliminary in nature. A further round of measurements is currently being conducted and is expected to be concluded in May 2023.

The main solutions we offer within our agriculture business vertical are as follows:
•
Smartgran:   a biologically-based soil conditioner that combines the benefits of organic matter compost with a synergistic blend of bacteria that act on the soil to increase its biological activity and contribute to overall soil regeneration, thus promoting the nutritional balance of the soil and increasing soil productivity.

•
Supergan:   a biologically-based crop nutrition solution that combines our internally-developed Smartgran bacterial blend with mineral fertilizers, primarily nitrogen, phosphorus and potassium, as well as other macro and micronutrients, thus promoting better decomposition of organic matter, greater rooting capacity, and more efficient absorption of mineral fertilizer compounds and other macro and micronutrients. Supergan decreases the use of traditional synthetic fertilizers by up to 50% per hectare, while increasing productivity when compared to all-mineral fertilizers, based on our internal studies carried out between 2019 and 2021 comparing against an all-mineral fertilizer and a premium mineral fertilizer. However, such internal studies were not peer-reviewed and are subject to certain limitations commonly associated with these types of studies, such as their comparability across the other compositions of mineral fertilizers available in the market that were not tested, as well as comparability across other soil compositions that were not tested. Based on approximately 500 side-by-side field tests that we conducted in 2021 using soy crops across 12 states in Brazil, Supergan was shown to have productivity yields that were equal to, or greater than, our main fertilizer competitor in the relevant Brazilian states in 81% of tests conducted, although such study was not peer-reviewed and is subject to certain limitations commonly associated with these types of studies, such as its comparability across crops other than soy and in regions other than the 12 Brazilian states where tests were conducted. Based on data on production costs published by the National Union of Bioenergy (União Nacional da Bioenergia) and data on soy sale prices published by the Center for Advanced Studies in Applied Economics (Centro de Estudos Avançados em Economia Aplicada) as of September 2021, we estimate that such productivity yield gains would have corresponded to an approximate 30% increase in customers’ gross profitability.

•
Supergan Plus:   a premium version of our Supergan crop nutrition solution that combines all component ingredients into single pellets, thus promoting a more uniform absorption by the plant and enabling superior productivity.

•
Organfós:   a microgranulated biologically-based crop nutrition solution made with high-quality raw materials that combines our internally-developed Smartgran bacterial blend with mineral fertilizers as well as other macro and micronutrients, focusing primarily on delivering a high level of calcium and promoting greater phosphorus availability in the soil.

SUPERBAC
supergan
INOVAÇÃO PARA AGRICULTURA
FERTILIZANTE
SUPERBAC INDUSTRIA
E COMÉRCIO DE FERTILIZANTES S.A.
INDÚSTRIA BRASILEIRA
25kg
PESO LÍQUIDO

The table below sets forth a breakdown of the volume of our crop nutrition solutions sold, by the main products we offer within our agribusiness vertical, for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
Volume (tons)	2021	2022	2020	2021
Smartgran	873	171	2,224	1,276
Supergan	111,764	123,469	224,519	307,112
Supergan Plus	4,434	11,523	3,018	19,684
Organfós	2,370	2,222	9,047	6,812
Total	119,441	137,384	238,809	334,883
We have a flexible, customer-centered market strategy within our agribusiness vertical whereby we can offer our crop nutrition solutions in three alternative commercial models:
•
Fertilizer Final Product Model — in this commercial model, we deliver our crop nutrition solutions (such as Supergan, Supergan Plus and Organfós) in their standard commercial format which already combines our synergistic blend of bacteria (50%) with the adequate amount of mineral fertilizers (50%) and is ready for application as a mineral fertilizer-equivalent product. This commercial model tends to be most suitable for customers who are smaller farmers, agricultural distributors or cooperatives.

•
Mix BAC + NPK Model — a relatively more customized alternative than the Fertilizer Final Product Model, in this commercial model we combine our synergistic blend of bacteria with the specific mineral fertilizers that are chosen by our customers, and in the proportions specified by our customers. We then deliver a crop nutrition product which is tailored to the customer’s specifications and ready for application as a mineral fertilizer-equivalent product. This commercial model tends to be most suitable for customers who are large agricultural distributors or cooperatives.

•
BAC-Only Model — in this commercial model, we deliver our synergistic blend of bacteria (such as Smartgran) to customers without any mineral fertilizer content. Our customers are then responsible for mixing our product with their preferred mineral fertilizers in the desired proportions. The BAC-Only Model is still in trial stages, but we expect that this commercial model would be most suitable for customers who are large farmers or for fertilizer blenders who utilize our bacterial blend as a production input.

Crop Protection and Development Pipeline
In addition to our existing crop nutrition solutions, our agribusiness development pipeline also includes biologically-based crop protection solutions with proven effectiveness against most of the main pests and diseases affecting agricultural production in Brazil, such as caterpillars, fungal and bacterial diseases and nematodes. According to a study commissioned and funded by us and conducted by Universidade Estadual Paulista in 2022, our crop protection solutions showed effectiveness against caterpillars at least statistically equal to, or greater than, two pesticide products currently available in the market for four out of the five species of caterpillars tested. Additional details relating to this study are set forth below:

•
Study design:   This study was carried out in a relatively controlled laboratory environment at the Universidade Estadual Paulista, and tested the performance of different crop protection alternatives as applied to five different caterpillar species considered to be crop pests. The crop protection alternatives tested were as follows: (i) two pesticide products currently available in the market (each constituting its own experimental group), (ii) 15 different bacterial strains of the same species of bacteria used in our crop protection solutions and provided by us (each constituting its own experimental group), (iii) 27 different bacterial strains of the same species of bacteria as those used in our crop protection solutions and provided by the Universidade Estadual Paulista (each constituting its own experimental group), and (iv) one control group where no crop protection alternative was applied. To mitigate the impacts of variability among individual caterpillars within the population, each group tested was replicated across four distributions. The effects of these crop protection alternatives on each of the five species of caterpillars were observed over a period of three months and the mortality rate was recorded.

•
Duration:   Three months.

•
Types of crops studied:   None — laboratory setting.

•
Results:   Our best-performing bacterial strain exhibited mortality rates that were at least statistically equal to, or greater than, each of the other groups tested (including the two groups containing pesticide products currently available in the market) for four out of the five species of caterpillars observed. Further details are set forth in the table below:

	Mortality Rate (%)
Group Tested	Species 1	Species 2	Species 3	Species 4	Species 5
Control	0%	0%	7.5%	5%	0%
SuperBac (best-performing bacterial strain)	89%	100%	97%	97%	10%
Universidade Estadual Paulista (best-performing bacterial strain)	85%	98%	78%	78%	90%
Pesticide product 1	65%	100%	94.5%	90%	90%
Pesticide product 2	90%	100%	85%	60%	100%
However, this study was not peer-reviewed and is subject to certain limitations commonly associated with scientific studies, such as testing under relatively controlled environments that may not be comparable to conditions in the field.
Similarly, according to a study commissioned and funded by us, and conducted by the Phytus Institute in 2021, our crop protection solutions showed effectiveness against nematodes at least statistically equal to, or greater than, two popular pesticide products currently available in the market. Additional details relating to this study are set forth below:

•
Study design:   This study was carried out in a relatively controlled laboratory environment at the Phytus Institute in 2021, and tested the performance of different crop protection alternatives as applied to three species of nematode pathogens infecting soybean crops. The crop protection alternatives tested were as follows: (i) two pesticide products currently available in the market (each constituting its own experimental group), (ii) 45 different bacterial strains of the same species of bacteria used in our crop protection solutions and provided by us (each constituting its own experimental group), (iii) a nematode-infected control group where no crop protection alternative was applied, and (iv) an uninfected control group where no crop protection alternative was applied. Four parameters were recorded at the end of the observation period: the number of nematode eggs found on the plant roots; the number of nematode eggs found on the soil; the number of nematode specimens found on the plant roots; and the number of nematode specimens found on the soil. To mitigate the impacts of variability among individual nematodes within the population, each group tested was replicated across six distributions. The effects of these crop protection alternatives on each of the three species of nematodes were observed over a period of one month.

•
Types of crops studied:   Soybeans.

•
Duration:   One month.

•
Results:   Our best-performing bacterial strains exhibited mortality rates that were at least statistically equal to, or greater than, the two groups containing pesticide products currently available in the market) across each of the four parameters recorded. Further details are set forth in the table below:

Nematode Pathogen A
	Percentage vs Nematode-Infected Control Group (%)
Group Tested	Number of nematode eggs on roots	Number of nematode eggs on soil	Number of nematode specimens on roots	Number of nematode specimens on soil
Uninfected control group	—	—	—	—
Nematode-infected control group	0%	0%	0%	0%
SuperBac (best-performing bacterial strains)	56.7% to 75.3%	53.4% to 63.1%	59% to 78.5%	43.2% to 57.9%
Pesticide product 1	49.7%	54.4%	52.6%	44.8%
Pesticide product 2	41%	41.7%	42.8%	47.5%
Nematode Pathogen B
	Percentage vs Nematode-Infected Control Group (%)
Group Tested	Number of nematode eggs on roots	Number of nematode eggs on soil	Number of nematode specimens on roots	Number of nematode specimens on soil
Uninfected control group	—	—	—	—
Nematode-infected control group	0%	0%	0%	0%
SuperBac (best-performing bacterial strains)	53.9% to 66.6%	57% to 69.8%	53% to 62.8%	55.2% to 61.3%
Pesticide product 1	46.4%	65.1%	50.4%	52%
Pesticide product 2	51.1%	53%	52.2%	57.1%
Nematode Pathogen C
	Percentage vs Nematode-Infected Control Group (%)
Group Tested	Number of nematode eggs on roots	Number of nematode eggs on soil	Number of nematode specimens on roots	Number of nematode specimens on soil
Uninfected control group	—	—	—	—
Nematode-infected control group	0%	0%	0%	0%
SuperBac (best-performing bacterial strains)	49.1% to 71.7%	61,1% to 68.6%	49% to 68.8%	57% to 67%
Pesticide product 1	51.7%	58.1%	42.7%	63%
Pesticide product 2	62%	67.4%	50.9%	67.5%
However, this study was not peer-reviewed and is subject to certain limitations commonly associated with scientific studies, such as testing under relatively controlled environments that may not be comparable to conditions in the field. Our crop protection solutions are subject to ordinary course regulatory approval requirements from Brazilian governmental authorities, and we expect such approvals to be obtained by the end of 2023.
Our established position in the crop nutrition market and reputation as a reliable supplier of crop nutrition solutions have enabled us to forge long-standing and collaborative customer relationships with leading players in the agriculture industry, including brand-name multinationals and cooperatives which are expanding their businesses and are determined to transition to sustainable materials to help meet their sustainability goals. We believe these existing relationships represent a very attractive entry point for our crop protection solutions once regulatory approvals are obtained.

In the long term, our business plan contemplates expanding our agribusiness vertical into other areas, such as the development of probiotics and enzymes that can enhance animals’ access to energy, proteins and minerals in their animal feed.
Sanitation
In our sanitation business vertical, we focus on designing solutions to promote the biological breakdown of organic industrial byproducts, such as proteins, carbohydrates, fats, greases, industrial sludge and other harmful contaminants into basic compounds that are less harmful to the environment, decreasing odors and increasing the efficiency of water treatment systems, waste treatment systems and septic tanks.
We believe our biologically-based solutions have a much lower environmental impact than solvent-based systems offered by traditional chemical companies, as they provide the necessary cleaning functions to our customers without using or generating as many hazardous chemicals or by-products. Our biologically-based solutions do not expose workers to harmful, irritating chemicals, are non-flammable, non-caustic and produce less carbon emissions, thus reducing the likelihood of fire and enhancing the safety and health of workers. Moreover, since our sanitation solutions do not generate hazardous substances that are subject to strict environmental regulations, our customers can significantly decrease the costs associated with solvent-based systems to comply with regulations for properly manifesting, recordkeeping, hauling and disposing of hazardous substances.
The primary applications of our sanitation solutions are as follows:
•
Industrial Solutions:   solutions for the biological treatment of industrial effluents, with the application of high-performance biotechnological consortia for treatment systems (wastewater treatment plan, lagoons and septic tanks).

•
Public-Private Partnerships:   solutions that assist in the treatment of domestic sewage generated by the population, reducing organic compounds such as fats, proteins, urea, sulphide, any organic waste present in the system, odors and excessive sludge disposal. treatment systems (wastewater treatment plan, lagoons and septic tanks).

•
Landfills:   solution for slurry treatment, in addition to blends for remediation of contaminated areas and treatment of specific compounds for the consumption of high ammonia nitrogen load.

•
Commercial Enterprises:   solutions for the treatment of domestic and commercial effluents such as urinals, drains, septic tanks and grease traps in restaurants, bars, bakeries, collective meals companies, hotels, buildings and shopping centers.

The main biologically-based solutions we offer within our sanitation business vertical, which can be employed for each of the applications described above, are as follows:
•
BioCUBO:   BioCUBO acts in a natural and biological way specifically designed to prevent the clogging of the grease trap in bars and restaurants. It is composed of a highly concentrated blend of microorganisms which are gradually released to degrade the fat present in grease traps and septic tanks, control foul odors, reduce pest infestations and reduce and prevent clogging. This product has already been deployed in over 90 restaurant locations in Brazil.
•
BioMic:   a self-dosing biologically-based tablet for the treatment of urinals. This tablet, when applied directly to the urinal, continuously releases microorganisms which promote urea degradation, thus eliminating the need to apply odor control chemicals or unclogging pipes.

•
Bio Liq HC:   a biologically-based solution in liquid form for the treatment and degradation of fats and greases.

•
Bio Liq WT:   a biologically-based solution in liquid form for the treatment and degradation of organic waste byproducts in industrial effluents. In studies jointly conducted by us and one of our customers between 2018 and 2019, Bio Liq WT was shown to lead to an approximately 84% average reduction in biochemical oxygen demand at an industrial stabilization pond after one year of use, although such study was not peer-reviewed and is subject to certain limitations commonly associated with these types of studies, such as their comparability when applied to industrial stabilization ponds with different chemical compositions, temperatures or pH levels, which were not tested.

In addition to our existing biologically-based solutions, our sanitation development pipeline also includes new solutions in powder format, which could contain bacteria concentrations of up to 1,000 times greater than our existing liquid formulations. We intend to bring these new solutions to market in the medium term.
Oil & Gas
In our oil & gas business vertical, we are primarily involved in the development of biologically-based solutions to promote environmental remediation of contaminated areas and to break down oil residues in drilling wastewater and oily dregs. A particularly serious limitation of synthetic chemicals-based strategies for breaking down oil residues is the failure to address the problem of environmental disposal of the synthetic chemicals themselves once the oil has been degraded. Our bioremediation solutions use naturally occurring microorganisms (a blend of bacteria strains), to convert various types of contamination, like oil spills, into their basic components, such as carbon dioxide and water. When our biologically-based solutions come into contact with the petroleum substances, such as oil spills, specific enzymes are produced by the microorganisms contained in our biologically-based solutions and the bioremediation process begins. The microorganisms break down the petroleum substances and then disappear, leaving only basic compounds that are less harmful to the environment. As a result, we believe our solutions present comparatively lower risks of negative environmental effects.
Based on data form Weplace and McKinsey, as of December 31, 2021, the total market to service the 45 oil & gas floating, production storage and offloading units in Brazil was estimated at R$0.9 billion.
Although our entry into the oil & gas market is still in its early stages, all of our existing solutions are fully developed and ready to be offered at scale. The main biologically-based solution used in our oil & gas business vertical is Bio Liq HC. In internal studies carried out in a laboratory setting in 2020 using samples taken from a client’s offshore slop tanks used by the oil & gas industry, Bio Liq HC was shown to lead to an approximately 90% average reduction in the concentration of oil, although such internal study was not peer-reviewed and is subject to certain limitations commonly associated with these types of studies, such as its comparability when applied in non-laboratory settings, which were not tested.
Our main capabilities comprising our oil & gas business vertical are as follows:
•
Bioremediation:   bioremediation solutions for (i) produced water and oily sludges from the oil and gas extraction industry, (ii) contaminated groundwater and soil, (iii) treatment of water and oil separator box and (iv) treatment of oily industrial effluents.

•
Monitoring:   specialized technical monitoring of field and data, tests to monitor the concentrations and persistence of microorganisms in groundwater and performance analysis to verify possible dosage corrections.

•
Analysis and Alignment:   data analysis of the contaminated areas and alignment of objectives.

•
Sizing:   customization and supply of biotechnological compounds and development of a personalized dosing protocol for each customer’s needs.

In addition to our existing biologically-based solutions, our oil & gas development pipeline also includes new solutions in powder format, which could contain bacteria concentrations of up to 1,000 times greater than our existing liquid formulations. We intend to bring these new solutions to market in the medium term.
Consumer Goods
We believe that the consumer goods space has seen strong interest in sustainable solutions for the removal of malodor and grime in household applications and pet-related products resulting in growing consumer and professional interest in microbial and biologically-based household solutions. The increased focus on household cleaning during the COVID-19 pandemic has further intensified these trends, which have led to a renewed industry focus on sustainable detergents by replacing chemicals with biological alternatives.
Through our portfolio of biologically-cased household cleaning and pet products ranging from detergents, drain cleaners and decloggers, stain removers and anti-odor products, we help our customers improve their sustainability profile by replacing traditional chemicals with more sustainable biological alternatives.
The main solutions we offer within our consumer goods business vertical are as follows:
•
OdorOut:   a biologically-based solution composed of living natural microorganisms which are sold in spray, tablet or granular formats, and work to remove stains and odors caused by pets and other organic sources. Its formula acts on urine, feces, sweat, vomit, mold, cigarettes and food scraps, among other applications. This product is already sold in large retail pet store chains in Brazil and also over online retailer platforms in Brazil, such as Amazon.

•
Aquavitality Bioboost:   a tool for fish farming that is designed to control and maintain water quality and bring stability to production, from the beginning to the end of the cycle, seeking to reduce feed costs, due to the improvement of feed conversion by the animal, as well as in the time of cultivation and reduction of mortality risks due to water quality.

Our Biotech Platform
Through our more than 20 years of operations, we have developed a fully integrated biotech platform to source, validate, develop and commercialize sustainable biological alternatives to the harsh chemicals currently available in the market across a wide variety of applications.
We first design processes by leveraging biochemical pathways to generate potential solutions of interest and then select the most effective blends of microorganisms in which to implement those pathways. We then identify the most suitable microorganisms or blends of microorganisms for each application and develop techniques or processes for industrial production considering the robustness and stability of bacterial cultures in different formulations. We have a large collection of over 1,850 bioprospected bacterial strains and over 90,000 mapped bacterial strains that we screen and select so that they meet specific performance requirements in the final product. Our screening and selection techniques select for genetic and physical characteristics and are complemented by our know-how in microbial physiology and metabolism. Our individual strains are mixed and tested for desired culture properties for the relevant end product.
We then design the remainder of the production process with the goal of ensuring that the solutions being generated will meet the industry specifications for product purity and performance at competitive production costs. Using our advanced laboratory technology and process engineering, tightly integrated with our computational technologies, we believe we can rapidly prototype and develop a process in the laboratory. The resulting processes, and in particular the resulting bacterial blends, then undergo optimization with the goal of reaching the desired production cost efficiency. Once the desired performance has been achieved in the laboratory, processes developed can then be scaled up to pilot, demonstration and commercial production. Our process engineering capabilities support this scale-up effort and ultimately lead to the commercial-scale manufacturing at an industrial scale.
These processes can be broken down into seven main steps:

SuperBAC Technological Process

SUPERBAC
Robust Microbial Database and Library
Tailor-Made Solutions for Client Needs
Best-in-class Scale Up and Stabilization Technology
1
MAPPING
Analysis of microbiomes from different regions in brazil
3
BIOPROSPECTION
Isolation of microorganisms of interest
5
APPLICATION
Technical validations and construction of the value proposition
7
GO TO MARKET
B2B
B2C
supergan
Mapping
Identification
Bioprospection
Blend Customization
Application
Scalability
Go to Market
BLEND CUSTOMIZATION
Analysis of interactions with the environment
IDENTIFICATION
Characterization and construction of robust database
2
4
SCALABILITY
• Manufacturing of microbial batches at an industrial scale
• Blend stabilization (BACInside)
6

1.
Mapping: in this initial phase, we collect various soil samples in the field from a variety of Brazilian microbiomes and map out the physical, chemical and enzymatic aspects of these soil samples. This process includes carrying out a qualitative and quantitative analysis of these soil samples, their reservoir of macro and micronutrients, organic matter contents, cation exchange capacity, pH and their physical and texture characteristics. The process also includes DNA extraction and sequencing of microorganisms found in the soil sample to build a microbial profile of each relevant soil sample.

2.
Identification, characterization and construction of bacterial database: in this phase, we utilize the information gained from our various analyses of soil samples to build a microbial and chemical database. With this database, our bioinformatics team is able to better understand the interrelationships that occur in these soils, their diversity and consequently their biological balance.

3.
Bioprospection and isolation of microorganisms: in this phase, we isolate each of the microorganisms of interest found in the soil samples and register them in our bacterial library.

4.
Blend customization and analysis of interactions: in this phase, we screen through our bacterial library in an attempt to find the most effective bacterial strain combinations for each targeted objective, presenting greater synergistic effects and stability under different environmental conditions.

5.
Application and technical validations: in this phase, we test our bacterial blends in the field and collect various observations. If our field tests are successful, we then build out the business case for the solution being developed.

6.
Scalability and manufacturing of microbial batches: in this phase, we develop our ability to ferment the desired microbial batches being developed and produce such biologically-based solutions at an industrial scale while seeking to deliver high stability and longer shelf-life at room temperature without the need for refrigeration. We also carry out quality control checks for our fermentation processes in our laboratories and biofactory.

7.
Go-to-market: in this phase, we develop and finalize our marketing and distribution strategies for the biologically-based solution being rolled out and reach commercial launch.

We apply a rigorous process internally for assessing and prioritizing opportunities on an ongoing basis. Factors include market size and growth, market structure, technology considerations, intellectual property, competitive environment, pricing and, in some cases, the active support or opportunity for funded development from market leaders for a chemical product coupled with their potential commercialization commitments. Opportunities are managed and reviewed through an explicit stage-gate process, with specific criteria required to pass to the next stage of investment in process development activities.
Because our technology platform provides strong support for the design, modeling and ongoing tuning of our microorganisms and processes, it allows us to focus the efforts of our researchers on the best candidate microorganisms and specific bottlenecks, thereby improving our development time and our development result and lowering our costs.
Applying this successful methodology, we have developed solutions for a variety of uses ranging from fertilizers to household cleaning products.
Production Processes
Through our production processes, we aim to create, develop and deliver biologically-based solutions on a commercial scale with better economics, enhanced sustainability and a reduced environmental footprint than conventional synthetic chemicals-based processes. Once we have attained the desired product traits and specifications using our development platform, we then transfer the project to production, which involves the transfer of technology and material to our global production teams.
In production, our bacterial cultures are grown in fermentation plants at our manufacturing facilities. As part of our production process, we have developed a system for the protection of our microorganisms together with their necessary nutrients which is intended to allow them to be kept in a dormant state until their activity is triggered, which allows our products to have a relatively long shelf life.
Our main manufacturing facilities are comprised of our biofactory, our Factory 1 and our Factory 2, each located in Mandaguari, Brazil. We believe that our biofactory located in the city of Mandaguari, Brazil, is one of the most advanced microbial fermentation plans in Latin America. Launched in November 2021, it has a total installed capacity of over 50 thousand liters, with the capacity to produce up to 2,800 gallons per day of biofertilizers, foliar fertilizers and other biological byproducts for various purposes. Our biofactory possesses nine bioreactors organized along three large, independent production lines, which means that it is capable of fermenting up to three different bacterial strains simultaneously without cross-contamination between them. The bacterial blends we use to prepare our biologically-based solutions are produced at our biofactory and subsequently transported to our Factory 1 or Factory 2 for processing together with mineral fertilizers or other raw material inputs into a pellet, cube, powder or other format as may be desired. Our Factory 1 is a mixer facility with a production capacity of 2,200 tons of fertilizer per day, and our Factory 2 is a pelletizing facility with a production capacity of 800 tons of fertilizer per day. Our Factory 1 and Factory 2 also integrate packaging, storage and logistics infrastructure as part of their operations.

These facilities are flexible and multi-purpose in nature, capable of developing quality biologically-based products and solutions with varying batch sizes, customized to meet our customers’ requirements, while adhering to strict controlled processes and allowing for complete traceability of our products. This enables us to produce a wide range of products and help cater to a diverse set of industries.
We believe that our production processes currently allow us to produce our solutions at an economically competitive production cost relative to conventional processes run at chemical manufacturing plants throughout the world, considering both capital and operating costs. In addition, we expect to continue improving our economic efficiencies over time as a result of process technology improvements and our ability to achieve greater scale of production as we expand our operations.
Most of our key clients have audited and approved our facilities and manufacturing processes for their internal purposes, which has helped us to establish our reputation and reliability as a supplier of quality biologically-based solutions, and enabled us to receive repeat business as well as attract new customers.
Research and Development
As a biotechnology company, our research and development activities are a critical part of our business. As of December 31, 2021 and June 30, 2022, we had 73 and 85, respectively, professionals dedicated to research and development, many of whom have doctoral and master’s degrees. Our research and development team has technical expertise in molecular biology, environmental sciences, biochemistry, cell cultures, plant physiology, plant nutrition, plant protection, breeding, strain engineering and fermentation, among other relevant subject areas. Our research and development team is responsible for the design, development, testing, certification and quality assurance of our solutions.
We operate various in-house laboratories and research and development facilities in Brazil. Our research and development activities are centered around the SuperBac Innovation Center, a biotechnology research center fully equipped with a biochemistry laboratory, a molecular biology laboratory, bioinformatics laboratories, fermentation laboratory, experimental farm and our biofactory, all of which are fully integrated.
We test and conduct trial runs of our biologically-based agribusiness solutions at our experimental farm located in Mandaguari, as well as through field tests in each of the other significant agricultural regions in Brazil. To date, we have conducted over 520 field tests on our crop nutrition solutions and other biologically-based solutions that we have developed.

SUPER BAC
BioTechnologySolutions
supergan
FERTILIZANTE BIOTECNOLÓGICO
DE ALTA PERFORMANCE
INDÚSTRIA BRASILEIRA
SUPER BAC

We also collaborate with leading research centers around the world, such as the Brazil-based Embrapa and the Colombia-based BioIntropic, on an ongoing basis in order to further develop our biotechnology competencies.
In addition, we have developed a “working partnership” model through which we often collaborate with our customers for the development of new solutions and the improvement of existing solutions. Our close customer relationships give us insight into market needs, which we can then rapidly translate into novel solutions with tailored features using our biotech platform. These customer interactions provide us with valuable feedback on our solutions and production processes, and also serve as a significant source of ideas about market demand for our as well as the development of new solutions. We can then use this acquired knowledge for further product innovation.
We have made, and will continue to make, substantial investments in research and development to enhance our technical know-how and experience, and to create additional solutions for our customers. For more information, see “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Research and Development.”
Sales, Marketing and Distribution
Our biologically-based solutions are commercialized through a process whereby personnel from our research and development, sales and marketing teams work closely together efficiently and effectively bring our products to market.
Our sales and marketing activities are organized according to our business verticals, with targeted strategies within each business vertical developed in close collaboration with our research and development and business teams. As of June 30, 2022, our sales and marketing team consisted of 40 employees and 77 independent sales representatives.
Our sales and marketing team is responsible for identifying and cultivating long-term relationships with our current and prospective customers in each of the markets in which we operate. Our sales teams, which are led by professionals with experience in the relevant industry, consist of business developers focused on finding and developing, via the exchange of technical data, ways to specify our products in applications for potential customers. Once we have produced the product to the required specifications, our sales team engages in sales efforts to market and sell the product, while continuing to work with our research and development team to identify and develop future product specifications. Our sales representatives typically target multiple decision-makers at our existing and prospective customers, providing us with multiple contact points for customer engagement. Our sales superintendents and sales managers are responsible for improving customer satisfaction and increasing customer wallet share through cross-selling of additional products.
We have sales offices in two locations, in the cities of São Paulo and Mandaguari, Brazil. We have also established relationships with 118 distributors in Brazil and one distributor in Israel. Sales offices and local distributor networks ensure that we have a direct presence in each of the major markets in which we operate.
Post-sale technical support is vital to our customers within certain business verticals in order to help them optimize their utilization set-ups, achieve the correct use specifications and identify potential utilization problems. As of December 31, 2021, we had a network of qualified commercial and technical staff spread throughout 75 locations covering over 2,300 Brazilian cities that provide local, in-depth technical support to our customers. As a result, our customers can benefit from our technical know-how, which we believe provides meaningful value for our customers and discourages them from changing to new suppliers.
Logistics and distribution are extremely important to our business, contributing directly to our success and competitiveness. Therefore, the location and positioning of our production units are strategic to the activities of transportation, storage and logistics. Our distribution network is composed of two main warehouses and distribution centers which are strategically located in Cotia, Brazil and Mandaguari, Brazil, close to the main highways, railways, ports and domestic suppliers, enabling us to effectively distribute and transport our products to our main customer centers.
Generally, we supply our products to our customers, including distributors, pursuant to contractual arrangements or, where no contractual arrangement exists, pursuant to standing orders that are based on historical terms and conditions or standard terms and conditions of supply. Sales are negotiated for immediate payment or, especially in relation to our agribusiness vertical, with deferred payment terms of up to 270 days, with such payments usually occurring after the harvest season. When entering into contracts featuring deferred payment terms, we evaluate the creditworthiness of customers based on certain key criteria, such as their purchase history; type of crop and planted area; production capacity and revenue forecasting; equity value; ability to access third-party financing sources; and commercial and bank references. In some cases, we may request a pledge of collateral from a customer to secure payment on such customer’s accounts receivable. Contracts with deferred payment terms longer than 270 days must be approved by our operational credit committee.
For more information, see “Risk Factors — Risks related to SuperBac’s Business and Industry — We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to raise sufficient funds to implement our business plan, fund our projects, renew our existing financing and other lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.”
Suppliers and Partnerships
The main raw material feedstocks that we use to produce our crop nutrition solutions are urea, potassium chloride, and phosphate-based basic fertilizers, which accounted for 58.3% of our total production costs in 2021 and 55.3% of our total production costs in 2020. Other significant cost components include freight costs and poultry litter, which accounted for 4.5% and 11.4%, respectively, of our total production costs in the six months ended June 30, 2022; 7.5% and 15.3%, respectively, of our total production costs in the six months ended June 30, 2021; 6.4% and 8.6%, respectively, of our total production costs in 2021 and 15.8% and 12.6%, respectively, of our total production costs in 2020. We are not dependent on any particular supplier of these raw materials.

Historically, most of the raw materials we purchased were sourced internationally, mainly originating in China, Morocco and Belarus, with the remainder of our raw material needs being met mostly by Brazilian suppliers. The table below sets forth the breakdown in our raw material procurement volumes by country of origin for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
Country of Origin	2021	2022	2020	2021
Belarus	17.3%	—	24.9%	13.4%
Canada	—	7.5%	—	—
China	38.9%	10.3%	29.9%	37.8%
Estonia	0.9%	—	—	0.5%
Morocco	22.1%	17.9%	19.6%	19.3%
Russia	—	3.5%	0.3%	1.8%
Egypt	2.2%	7.3%	—	1.3%
Brazil	18.6%	53.6%	25.3%	25.9%
Total	100.0%	100.0%	100.0%	100.0%
Mineral fertilizers, especially potassium fertilizers, are the principal raw material feedstocks used to produce our biologically-based crop nutrition solutions. Russian and Belarussian suppliers hold a significant market share of Brazilian mineral fertilizer imports (a share that is higher for potassium fertilizers, having accounted for approximately 47% of potassium fertilizer imports to Brazil in 2021); however, since the onset of Russia’s invasion, we have observed the effects of reduced import volumes from those countries. In particular, we have suspended all business dealings with certain Russian and Belarussian suppliers to the extent we considered necessary to promote compliance with the sanctions regimes of the United States, the United Kingdom, the European Union and other countries. Beyond this, these sanctions may ultimately make it impractical for us to import Russian or Belarussian fertilizers generally. Accordingly, the disruptions to supply chains and international trade currently being experienced as a result of the conflict between Russia and Ukraine may ultimately affect our supply procurement efforts. For example, fertilizer prices, which had already risen before the Russia-Ukraine conflict, have continued to rise and we could experience shortages of certain types of fertilizers in the market (mainly for potassium fertilizers) in the near term.
In 2022, we adopted a strategy of purchasing significantly more mineral fertilizer inputs at the beginning of the year in order to increase our inventories and mitigate potential risks of raw material shortages, which required significant up-front expenditures that were financed through significant increases in our loans and borrowings. As of June 30, 2022, we had already obtained a significant majority of the raw material feedstocks needed to manufacture and deliver on our stated sales targets within our agribusiness vertical under our business plan for the 2022 calendar year.
Most of the raw materials we use in our production processes are globally traded commodities with selling prices that fluctuate in response to global market conditions, changes in supply and demand, exchange rates and other cost factors including domestic and local conditions. In accordance with market practice, most of our raw material purchases are carried out on a spot basis, rather than through supply contracts. We also enter into foreign exchange derivative instruments for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials we use in our production processes.
Our Customers
We aim to develop long-term, strategic relationships with a diversified customer base. Our customer base is primarily comprised of industry players of varying sizes, including a number of Global Fortune 500 companies as well as several blue chip Brazilian companies and large agricultural cooperatives. For the years ended December 31, 2020 and 2021, our largest customer accounted for 9.1% and 9.0% of our net operating revenue, respectively, and our top 10 customers accounted for 45.1% and 45.0% of our net operating revenue, respectively. For the six months ended June 30, 2022 and 2021, our largest customer accounted for 14.6% and 13.4% of our net operating revenues, respectively, and our top 10 customers accounted for 61.0% and 48.9% of our net operating revenues, respectively. We define our “customers” as each legal entity from which we derived net operating revenues in a given period.
We believe we have been able to maintain good relationships with our customers, as evidenced by an approximate 63.3% CAGR in volumes sold to our ten largest recurring customer cohorts from 2019 to 2021. We define our “customer cohorts” as each economic group from which we derived net operating revenues in a given period (with all customers within the same economic group being considered as one single “customer cohort”).
We have a distinct customer profile within each of our four main business verticals. In our agribusiness vertical, our main clients are rural producers, agricultural companies and cooperatives. In our oil & gas business vertical, our main customers are oil and gas producers and refiners. In our sanitation business verticals, our main clients are industrial and commercial enterprises and manufacturers across various industry groups. In our consumer goods business vertical, our customers are mainly distributors of consumer goods and retailers of varying sizes.
For more information, see “Risk Factors — Risks related to SuperBac’s Business and Industry — We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues and accounts receivable.”
Intellectual Property
Since our business is based on continuously evolving innovative and unique methods for developing and manufacturing biologically-based solutions, it is critical for us to protect our technology and brand in Brazil and other jurisdictions. Most of our biologically-based solutions involve processes that may not be patentable, as further described below. We rely mostly on a combination of trade secrets, contractual restrictions, and confidentiality procedures to protect our intellectual property, but we also resort to trademarks, patents, copyrights, service marks, invention assignments, and other intellectual property rights. As of December 31, 2021, we had 1 issued patent in Brazil, 5 pending provisional and non-provisional patent applications in Brazil and 9 pending foreign patent applications. As of June 30, 2022, we had 1 issued patent in Brazil, 5 pending provisional and non-provisional patent applications in Brazil and 9 pending foreign patent applications. Each of the following brands or series of brands are currently responsible for significant portions of our revenue generation: Smartgran, Supergan, Supergan Plus, and Organfos, which comprise the main products sold in our agribusiness vertical.
Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. Our business model involves researching, bioprospecting and biofacturing naturally occurring microorganisms, which may not be patentable. In particular, there are restrictions around the issuance of patents for “products of nature,” i.e., naturally occurring substance discovered in the wild, such as the bacteria in our bacteria library, which may not be patented per se, and some uncertainty on whether our blends of bacteria and other substances, in different contexts, would be patentable under the same principles. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our patent claims. As such, third parties could be able to manufacture, sell or distribute other biologically-based products utilizing the same microorganisms that we have bioprospected that could compete with our solutions without royalties or other payments to us.
As of December 31, 2021 and June 30, 2022, we also had a large library of microbial strains. We consider the depth of our understanding of the behavior of these microbial strains and their known chemical reactions, as well as the proficiency we have gained in the handling and processability of such microorganisms under various conditions to be a crucial aspect of our intellectual property in addition to our portfolio of patents, copyrights and trademarks. This know-how into our process and materials is carefully captured in many ways, such as by being photographed, videoed, measured, quantified, summarized, compared, and otherwise described.
We rely on trade secrets to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technologies, in part, through confidentiality agreements with our employees, consultants, scientific advisors, contractors and others with access to our proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.
From time to time, we encounter disputes over rights and obligations concerning intellectual property. We also encounter opposition to applications to register our intellectual property rights. Our strategy is to defend our rights to the utmost extent where commercially appropriate. We cannot, however, assure you that we will prevail in any current or future intellectual property dispute or opposition.
For more information, see “Risk Factors — Risks related to SuperBac’s Business and Industry — Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive position” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to operate our business without infringing the proprietary rights of third parties and may in the future be sued by third parties for alleged infringement, misappropriation, or other violations of the proprietary rights of third parties.”
Facilities
Our headquarters is located in Cotia, Brazil and our administrative center is located in São Paulo, Brazil. We lease from third parties the corporate offices where our headquarters and administrative center are located.
Our main manufacturing facilities are comprised of our biofactory, our Factory 1 and our Factory 2, each located in Mandaguari, Brazil. Launched in 2021, our biofactory possesses three large, independent production lines and a total capacity to produce up to 2,800 gallons per day of biofertilizers, foliar fertilizers and other biological byproducts for various purposes. Our Factory 1 is a mixer facility with a production capacity of 2,200 tons of fertilizer per day, and our Factory 2 is a pelletizing facility with a production capacity of 800 tons of fertilizer per day. Each of our manufacturing facilities also integrates packaging, storage and logistics infrastructure as part of their operations.
We test and conduct trial runs of our biologically-based agriculture solutions at our experimental farm located in Mandaguari, Brazil. We also operate research and development facilities in Brazil, such as the SuperBac Innovation Center, a biotechnology research center fully equipped with a biochemistry laboratory, a molecular biology laboratory and a fermentation laboratory.
We believe that our existing facilities are adequate to meet our current needs; however, in order to meet the needs of our future expansion plans, we intend to pursue the following material investments in our plant, property and equipment over the coming years:
•
in 2022 and 2023, maintenance and upkeep of existing plants and facilities;

•
in 2023 and 2024, expansion of our pelletizing and mixing facilities to increase our capacity to produce crop nutrition solutions;

•
in 2027, expansion of our biofactory; and

•
from 2026 to 2029, construction or acquisition of a new biofactory.

Competition
Our solutions compete with traditional, petroleum-based materials, mineral fertilizers and other synthetic chemicals currently used in our target markets, as well as with alternatives to these materials that both established and new companies seek to produce. Several of these producers are seeking to develop materials from renewable, sustainable or environmentally-friendly sources that could compete with our products. Moreover, a number of established companies and new entrants have announced intentions to develop renewable alternatives for existing chemical products used in our near-term focus markets.

Agribusiness
Our agribusiness products compete with traditional mineral fertilizers and, once our crop protection solutions have received regulatory approval, we would expect to also compete with traditional chemical-based crop protection products such as herbicides. Our main competitors are global agrochemical companies that produce traditional chemical-based agriculture products, such as Bayer, DuPont, Novozymes and Agrosciences. In addition, our agribusiness products also compete with other biotechnology companies that produce biofertilizers and other biologically-based solutions.
Sanitation
Our sanitation solutions designed to degrade industrial byproducts, such as organic compounds, fats, greases and industrial sludge, mainly compete with traditional synthetic chemicals produced by petrochemical companies and large international diversified chemical companies, such as Ecolab.
In addition, our sanitation solutions may also compete with biologically-based solutions produced by other biotechnology companies, such as Daytec & Biotec, Genetica Tecnologias Ambientais and NCH.
Oil & Gas
Our environmental bioremediation solutions mainly compete with more traditional methods based on the application of synthetic chemicals, such as chemical oxidation, as an alternative to break down dangerous crude oil particles and related oil byproducts from the soil at the oil spill sites. Producers of these materials include global oil and petrochemical companies and large international diversified chemical companies, such as Nalco, Peroxychem and Greensoil.
In addition, we may in the future also compete with other biotechnology companies focused on applying bacteria or enzymes with the ability to degrade crude oil and its byproducts.
Consumer Goods
Our biologically-based household cleaning products and pet products compete with traditional, synthetic chemicals-based products produced by large consumer goods companies and smaller boutique consumer care manufacturers, such as Nalco, Enzilimp and Genetica.
In addition, we may also compete with other biotechnology companies focused on applying bacteria or enzymes for household applications, whose products have exhibited varying levels of effectiveness.
For more information about our competitive landscape, see “Risk Factors — Risks related to SuperBac’s Business and Industry — We face intense competition for our existing solutions, and expect to continue facing intense competition for our existing solutions and for the solutions we intend to develop, often from larger companies with greater resources and experience than us, which could negatively impact our results of operations and market share.”
Our Employees
As of December 31, 2020 and 2021, we employed 327 and 428 total employees, respectively (281 of which were deployed in our agribusiness vertical as of December 31, 2021). As of June 30, 2022, we employed 451 total employees 291 of which were deployed in our agribusiness vertical as of June 30, 2022).
The following table provides an overview of our employees by function as well as by geography as of the periods indicated.
	As of June 30,	As of December 31,
Geography	2022	2020	2021
Brazil
Center-West	4	6	3
Southeast	97	90	91

	As of June 30,	As of December 31,
Geography	2022	2020	2021
South	350	231	334
Total	451	327	428

	As of June 30,	As of December 31,
Function	2022	2020	2021
Research and Development	38	21	32
Sales and Marketing	40	42	33
Manufacturing	268	195	261
General and Administrative	84	66	86
Other Functions	21	3	16
Total	451	327	428
In addition, as of December 31, 2020 and 2021, we had 97 and 100 total outsourced personnel. As of June 30, 2022, we had 94 total outsourced personnel.
Our employees are affiliated with labor unions. Collective bargaining agreements with each union are renegotiated annually.
We have not experienced any labor strikes or labor-related work stoppages in the last two years. We believe we have a good relationship with our employees and the unions that represent our unionized employees.
Seasonality
Sales derived from our agribusiness vertical represented substantially all of our revenues for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022. Therefore, our operating results are primarily influenced by seasonal effects affecting our agribusiness vertical.
Sales of our agribusiness solutions, primarily our crop nutrition solutions, are significantly influenced by the seasonal effects of the growing and harvesting seasons in Brazil, which run from mid-June through December, usually reaching peak sales volumes in September of each year. Our sales revenues during this period represented 79.7% of our net operating revenues in 2021 and 75.1% of our net operating revenues in 2020. This seasonality generates variability in supply and demand for our products, which has historically affected and we expect will continue to significantly affect our revenues. As a result, we generally operate at the peak of our production capacity during the period from mid-June through December. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which can also causes fluctuations in our quarterly operating results.
Seasonality also generates a liquidity mismatch between our cash flow and fixed expenses. We incur fixed expenses, which are significant during the entire year, as well as significant expenses to form our inventory of raw materials before the beginning of the planting season, each of which must be paid on an ongoing basis. However, the terms of our sales contracts usually provide for deferred payment terms, with payments occurring only after the harvest season, and therefore do not generate immediate cash flow. This liquidity mismatch also tends to significantly increase our accounts receivable during the months leading up to the harvest season, which exposes us to increased risks of customer default. To finance our liquidity mismatch during this intervening period, we obtain working capital financing with banks to cover our liquidity shortfall.
Seasonality also relates to the limited windows of opportunity that our agribusiness customers have to complete required tasks at each stage of crop cultivation. Weather, climate change, environmental conditions and natural and man-made disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Such conditions could substantially impact demand for agricultural inputs, including our crop nutrition solutions, and result in significant order postponements cancellations.
For more information, see “Risk Factors — Risks related to SuperBac’s Business and Industry — We are subject to risks related to default by our customers on sales for which we extend customer credit and carry accounts receivable balances,” “Risk Factors — Risks related to SuperBac’s Business and Industry — We are subject to the effects of inherent seasonality in the agricultural industry” and “ Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac — Significant Factors Affecting Our Financial Condition and Results of Operations — Seasonality.”
Environmental, Social and Governance Initiatives
We strive to incorporate ESG values into our business and take actions in our day-to-day operations to try to maximize our positive impact on the communities and the world around us. Our main ESG initiatives include:
Environmental impact of our biologically-based solutions
Environmental responsibility is a value intrinsic to our core business. We see our biologically-based solutions as a potential driver of the world’s transition toward a more sustainable future across a wide spectrum of agricultural, industrial and consumer applications. For example:
•
Crop nutrition:   biologically-based solutions that regenerate the soil biodiversity, significantly decrease the amount of mineral fertilizers required to be used and help to reduce the carbon footprint associated with the use of mineral fertilizers.

•
Oil & gas:   bioremediation and treatment of contaminated areas and oil residues at lower risks of negative environmental effects as compared to synthetic solvents and other traditional chemicals.

•
Wastewater treatment:   biologically-based treatment of industrial and sanitary effluents that we believe have a much lower environmental impact as they provide the necessary cleaning functions to our customers without using or generating hazardous chemicals or by-products.

In addition to all of the other environmental advantages offered by our biologically-based solutions, we believe our solutions can also help enable prospective customers to achieve their net-zero carbon emissions commitments by transitioning away from petroleum-based traditional towards solutions made with our development platform technology, which uses more sustainable, biologically-based microorganisms to achieve comparable results.
Corporate social responsibility
As a responsible corporate citizen, we are committed to making a positive social impact on the lives of our customers we serve and the communities around us. To that end, we have been engaged in several non-profit community initiatives, including, for example, the distribution of our biologically-based sanitation solutions to underprivileged communities as well as providing sewage pre-treatment services to needy communities without access to basic sanitation.
Corporate governance
We aim to strengthen our culture of integrity and our risk management framework to ensure that we are doing the right things in the right way. We strive to operate with high ethical standards and conduct business activities in compliance with applicable legal and regulatory requirements.
Regulatory Environment
Regulation by government authorities in Brazil is a significant factor in the production and sale of our biologically-based solutions as well as our ongoing research and development activities. We seek to comply with all such laws and regulations and to obtain any permits and licenses necessary for us to conduct our business. However, compliance with these laws and regulations is complex and could require significant capital and/or operating expenses, and failure to comply with any of these laws and regulations can have significant consequences.
We believe our facilities and practices are sufficient to maintain material compliance with current applicable governmental laws, regulations, permits and licenses. Nevertheless, we cannot guarantee that we are currently in compliance with all applicable laws, regulations, or requirements for permits or licenses nor that we will be able to comply with any future laws and regulations or with requirements for necessary permits and licenses.
Environmental Regulations
Our use, manufacture, storage, handling, disposal and release of hazardous materials, biological hazards and certain waste products are subject to a variety of Brazilian federal, state and local laws, regulations and permit requirements. These laws, regulations and permits can require expensive fees, exposure or pollution control equipment or operational changes to limit actual or potential impact of our technology on the environment and violation of these laws, regulations and permit requirements could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation, among other things. Future developments, including the commencement of or changes in the processes relating to commercial manufacturing of one or more of our products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions, may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. See “Risk Factors — Risks related to SuperBac’s Business and Industry — We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotechnology-based solutions, and even if such approvals are obtained, ongoing regulatory compliance may be time-consuming and costly.”
Agricultural and Biotechnology Regulations
The Brazilian government agencies primarily responsible for overseeing our current agricultural and biotechnology products are the Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”), State Agriculture Agencies and State Environmental Agencies, the National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”), as well as the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”). Our future agricultural biotechnology products may also be subject to the regulatory requirements of one of these agencies. Those requirements will vary depending on each particular product and their intended use for commercial purposes. Since, in specific cases, some of our microorganisms for research and development can be considered regulated items under Brazilian regulation, we can be required to obtain the necessary permits prior to their use. See “Risk Factors — Risks related to SuperBac’s Business and Industry — We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotechnology-based solutions, and even if such approvals are obtained, ongoing regulatory compliance may be time-consuming and costly.”
Currently, we are subject to Brazilian laws and regulations that regulate, among other aspects, the inspection of the procedures to be adopted in the production and sale of fertilizers and correctives intended for agriculture, including MAPA regulations regarding facilities that produce, import or sell fertilizers, in accordance with MAPA’s Normative Instruction No. 53, dated October 23, 2013.
See “Risk Factors — Risks related to SuperBac’s Business and Industry — We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotechnology-based solutions, and even if such approvals are obtained, ongoing regulatory compliance may be time-consuming and costly.”
Other Regulations
Pursuant to Law No. 6,839, dated October 30, 1980, Decree No. 6,296, dated December 11, 2007 and Decree No. 4,954, dated January 14, 2004, companies that manufacture and produce fertilizers, agricultural pesticides and inoculants are required to register with the applicable regulatory professional council of the state where they are located, as these companies must engage an accredited technical professional.
In the development process of our biotechnology products, we may use chemical substances that may be subject to government regulations in our target markets. The Brazilian Army, as well as the Brazilian Federal and Civil Police Authorities are responsible for overseeing the applicable law or regulation applicable to the use of chemicals. Companies whose activities involve the use of controlled substances are required to obtain licenses from and are subject to inspection by those authorities, in accordance with Decree No. 10,030, dated September 30, 2019, or Decree No. 10,030, Law No. 10,357, dated December 27, 2001, or Law No. 10,357/2001 and Ordinance No. 240, dated March 12, 2019, of the Brazilian Ministry of Justice and Public Security (Ministério da Justiça e Segurança Pública).
We are unable to predict whether any agency will adopt any laws or regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations. See “Risk Factors — Risks related to SuperBac’s Business and Industry — We may incur significant costs to comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities and other penalties” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotechnology-based solutions, and even if such approvals are obtained, ongoing regulatory compliance may be time-consuming and costly.”
Insurance
We believe that the purchased policies are compatible with the nature, risks and benchmarks of the industries in which we operate. We believe that coverage of these policies are adequate and sufficient for our operations and we have not faced any difficulties to renew our policies nor to exercise any of their related rights.
Legal Proceedings
From time to time, we may be involved in litigation and claims arising out of our operations in the normal course of business. Except as described below, there are no governmental, legal, tax or arbitration proceedings which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.
On February 26, 2018, the district attorney for the State of Paraná filed a lawsuit against SuperBac and SuperBac Fertilizantes alleging certain violations of environmental regulations in connection with our operations in Mandaguari, Brazil. These allegations primarily related to (i) an instance of flooding of our industrial wastewater lagoon located on land owned by SuperBac Fertilizantes, and the resulting overflow allegedly having contaminated a nearby freshwater stream, as well as (ii) certain instances of alleged deforestation on land owned by SuperBac Fertilizantes, among other matters. A number of ancillary proceedings relating to the facts alleged in the lawsuit filed by the district attorney for the State of Paraná were also instituted by regulatory authorities, including IBAMA and the environmental protection agency for the State of Paraná (Instituto Água e Terra), resulting in penalties that have since been either paid or settled by us with the relevant regulatory authorities. On May 16, 2018 the City of Mandaguari Police Department, opened a criminal inquiry against SuperBac Fertilizantes to investigate certain of the facts alleged in the lawsuit filed by the district attorney for the State of Paraná, which criminal investigation is still ongoing. It is unclear what additional claims might be filed against us or what penalties might ultimately be levied against us in the event of an adverse judicial decision, but any such claims or penalties could be material. In addition, irrespective of monetary amounts involved with respect to any claims or penalties, any finding that we may have violated environmental regulations could result in significant reputational damage. We are in the final stages of negotiating a plea agreement with Public Ministry for the State of Paraná in relation to the alleged charges brought by the district attorney. Our current expectation is that such a plea agreement would likely have a term of two years, and would involve the following terms: (1) an obligation to provide for a gate system and containment barriers at our factories to prevent any further occurrences of overflow at our industrial wastewater lagoon, (2) an obligation to install water pumps and a camera monitoring system to manage the water levels at our industrial wastewater lagoon, (3) an obligation to furnish the relevant regulatory authorities with periodic reports relating to our compliance with the terms of the plea agreement, and (4) monetary fines for instances of non-compliance with the terms of the plea agreement. However, the plea agreement is still in the negotiation stages, and we cannot provide any assurances as to what the final terms of any plea agreement will ultimately be. Separately, the criminal inquiry being conducted by the City of Mandaguari Police Department is still ongoing and, to date, there have not been any discussions around any potential plea agreement or other settlement of any potential criminal liability.
On May 16, 2018, Produzir Agropecuária Ltda. filed a lawsuit against SuperBac alleging that the crop nutrition solutions we had sold and delivered to them had failed to meet the required standards of quality. As of June 30, 2022, the estimated value involved in this proceeding was R$1.5 million (R$1.5 million as of December 31, 2021). In addition, irrespective of monetary amounts involved, any finding that our products may have failed to meet the required standards of quality could result in significant reputational damage. This litigation is still pending, and no judicial decision has been issued yet.
On September 20, 2021, we filed a lawsuit against Biovalle and INPI, alleging that the defendant had infringed our intellectual property rights by making unauthorized use of the “HIPERBAC” trademark. The defendant filed a counterclaim alleging that we had infringed the defendant’s intellectual property rights by making unauthorized use of the “HIPERBAC” trademark. An adverse judicial decision could result in our inability to use the “HIPERBAC” trademark and, although our rights over the “SuperBac” trademark are not at issue in this particular action, our loss of the right to use the “HIPERBAC” trademark could provide third parties, such as Biovalle, with grounds to subsequently challenge our rights over the “SuperBac” trademark.This litigation is still pending, and no judicial decision has been issued yet.
On May 23, 2018, Iharabras S.A. Indústrias Químicas filed a lawsuit against SuperBac on claims that have since been adjudicated on the merits. A derivative claim relating to SuperBac’s obligations to reimburse attorney’s fees incurred in connection with this litigation is still being litigated by SuperBac as a defendant. As of June 30, 2022, the estimated value involved in this attorney’s fees claim was R$1.3 million (R$1.3 million as of December 31, 2021). A district court decision issued on February 14, 2019, ordered SuperBac to pay R$0.2 million in attorney’s fees in satisfaction of the full claim. This district court’s decision has been appealed, and the appeal is currently pending.
We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. As of December 31, 2021, we had provisions recorded in our financial statements in connection with civil, tax and labor legal proceedings for which we believe a loss is probable in an aggregate amount of R$1.8 million, and had made judicial deposits and transfers to judicial escrow accounts in an aggregate amount of R$0.9 million. As of June 30, 2022, we had provisions recorded in our financial statements in connection with civil, tax and labor legal proceedings for which we believe a loss is probable in an aggregate amount of R$2.3 million, and had made judicial deposits and transfers to judicial escrow accounts in an aggregate amount of R$0.7 million. However, legal proceedings in Brazil are unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors — Risks Related to SuperBac’s Business and Industry — The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”
For further information, see note 2.4.17 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SUPERBAC
The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of SuperBac as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. The discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”
SuperBac Overview
We are a pioneering biotechnology company in the Brazilian market with an established platform to promote the substitution of harmful synthetic chemicals for more sustainable, biologically-based alternatives. We have over two decades of experience in the research, development, manufacture and distribution of biologically-based blends of naturally-occurring, non-GMO microorganisms for use in a wide variety of agricultural, industrial and household applications. Our unique, proprietary and multi-disciplinary biotech development platform is capable of identifying, isolating and testing the properties of various strains of bacteria for commercial and domestic applications, which we then use to create new solutions that can be manufactured at an industrial scale.
Using our proprietary tools, we believe we can harness the power of naturally-occurring microorganisms to manufacture high-performance, biologically-based compounds that can improve agricultural yields, help clean up pollution and perform various other functions without the same level of harmful environmental effects associated with traditional synthetic chemicals. All of our biologically-based solutions are formulated with non-pathogenic and non-genetically modified naturally occurring microorganisms that have been shown to be safer and not as aggressive toward the environment. Our flagship product, Supergan, is a crop nutrition solution that deploys a bacteria blend that decreases the use of traditional synthetic fertilizers in agriculture by up to 50% per hectare while increasing agricultural productivity when compared to all-mineral fertilizers, based on our internal studies. For more information on these internal studies, see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness.”
Our operations are structured along four main business verticals:
•
Agribusiness.   Our biologically-based solutions designed for use in agriculture that improve crop yields by improving plants’ access to nutrients in the soil. This saves agricultural land for food and feed production and reduces greenhouse gas emissions to the environment, without the same level of harmful environmental effects as traditional chemicals.

•
Sanitation.   Solutions designed to promote the biological breakdown of industrial byproducts, such as fats, greases and industrial sludge, decreasing odors and increasing the efficiency of water treatment systems, waste treatment systems and septic tanks without reliance on harmful traditional chemicals. These may include, among other things, the use of our biologically-based solutions to treat grease traps, pits, pipes and urinals in hotels, restaurants, industrial kitchens and more.

•
Oil & Gas.   Biologically-based solutions designed to promote environmental remediation of contaminated areas and to break down oil residues in drilling wastewater and oily dregs at lower risks of negative environmental effects as compared to synthetic solvents and other traditional chemicals.

•
Consumer Goods.   A portfolio of biologically-based household cleaning and pet products for day-to-day domestic use ranging from detergents, drain cleaners and declogging tablets, anti-odor products and stain and odor removers that replace traditional chemicals with environmentally friendlier biological alternatives.

Our agribusiness vertical currently represents substantially all of our operations, with net operating revenue generated from our agribusiness vertical having represented 98.4% and 99.2% of our net operating revenues for the years ended December 31, 2020 and 2021, respectively, and 99.2% and 99.3% of our net operating revenues for the six months ended June 30, 2021 and 2022, respectively. However, each of our main business verticals contains a portfolio of biologically-based solutions that we believe is commercially viable, most of which have already received the necessary approvals from the relevant regulatory authorities and have already begun generating revenues, such as BioCUBO (in our sanitation business vertical), Bio Liq HC (in our sanitation and oil & gas business verticals) and OdorOut (in our consumer goods business vertical).
Our goal is to promote the world’s transition toward a more sustainable future by developing biologically-based solutions for use across a wide spectrum of agricultural, industrial and consumer applications. Our product development pipeline includes, among others, biologically-based crop protection solutions with proven effectiveness against most of the main pests and diseases affecting agricultural production in Brazil (based on studies conducted by Universidade Estadual Paulista and the Phytus Institute — see “Business of SuperBac — Our Business Verticals and Key Products — Agribusiness — Crop Protection and Development Pipeline” for more information on these studies), which we expect to receive regulatory approval from the relevant governmental authorities by the end of 2023, as well as novel biologically-based oil & gas clean-up, bioremediation, sewage and effluent treatment solutions, which we believe can be produced and commercialized faster, more cheaply and more sustainably than traditional synthetic chemical alternatives. We also intend to significantly ramp up our research and development efforts in the medium term to develop new solutions for other industry verticals, such as home care, animal nutrition, health and cosmetics, to capitalize on significant market opportunities within each of those industries.
We are a research-driven company, and have invested significant resources in building up our bacterial library and developing several biologically-based solutions for various commercial and domestic applications. Our research and development activities are centered around the SuperBac Innovation Center, a biotechnology research center fully equipped with a biochemistry laboratory, a molecular biology laboratory and a fermentation laboratory, with over 70 highly-qualified researchers focused on the development of new, innovative and cost-effective biologically-based solutions. By continuously researching, mapping, identifying and bioprospecting thousands of bacterial strains, we have built a bacterial library containing over 1,850 bioprospected bacterial strains and over 90,000 mapped bacterial strains that we believe is the one of the largest bacterial libraries in Brazil.
We have significantly expanded our operations in recent years, particularly in our agribusiness vertical, having grown our net operating revenues from R$335.7 million in 2020 to R$706.0 million in 2021, and from R$196.8 million for the six months ended June 30, 2021 to R$441.0 million for the six months ended June 30, 2022. During the same period, although our net income of R$37.6 million in 2020 decreased to a loss of R$36.7 million in 2021, our Adjusted EBITDA increased from R$18.5 million in 2020 to R$44.7 million in 2021, and although our net loss increased from R$13.1 million for the six months ended June 30, 2021 to R$70.8 million for the six months ended June 30, 2022, our Adjusted EBITDA increased from R$(7.3) million for the six months ended June 30, 2021 to R$29.6 million for the six months ended June 30, 2022. For a reconciliation of our Adjusted EBITDA to our profit (loss) for the period, see “— Liquidity and Capital Resources — Non-IFRS Measures — Adjusted EBITDA.” Now, we believe that we are well-positioned for further expansion as a national leader in crop nutrition and poised for diversification into crop protection and other industry sectors.
Significant Factors Affecting Our Financial Condition and Results of Operations
Market Conditions and Geopolitical Environment
We believe the general business environment in which we operate will remain volatile in 2022, driven by, among other factors, uncertainty around the availability and prices of our raw material feedstocks, inflation, and global supply chain disruptions resulting primarily from the COVID-19 pandemic, recent geopolitical developments and economic conditions in Brazil. Although we are not able at this time to predict the extent to which these events may have a material, or any, effect on our financial or operational results in future periods, we could be negatively impacted if economic conditions decline further and remain volatile.

Impacts of COVID-19
The global impact of the COVID-19 pandemic and the measures taken to reduce the spread of COVID-19 have resulted, and may continue to result, in significant disruptions to the global economy, as well as businesses and capital markets around the world and may continue to create economic uncertainty and reduced economic activity.
During 2020 and 2021, we experienced numerous logistical challenges as a result of the COVID-19 pandemic due to limited availability of trucks for product deliveries, congestion at ports, and overall rising costs of shipping and transportation. Although we expect these logistical challenges to improve throughout 2022, any further disruptions in our distribution and supply channels could adversely affect our results of operations.
The COVID-19 pandemic also resulted in a modest adverse impact on our sales efforts, which have historically involved significant in-person interaction with potential customers and distributors, which were interrupted when we temporarily shifted to video conferencing and other similar customer interaction models. These adverse impacts were partially offset by a decrease in certain operating expenses due to reduced business travel and the cancellation of physical participation in, and sponsorship of, events, conferences and seminars. We also experienced a decrease in real estate leasing expenses as well as a related decrease in maintenance, electricity and certain other ordinary course operating expenses at our corporate offices. As policies restricting movement and other related measures, including remote working policies, are gradually lifted and rolled back over time, we expect that we may continue to experience some of these cost-saving effects going forward in line with an emerging trend toward less frequent business travel and more flexible remote working arrangements.
Despite worldwide advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. Further, the spread of new strains and variants of COVID-19 could cause restrictions to be reinstated and further disrupt the global supply chain. In particular, strict lockdowns were imposed in early 2022 across various locations in China, including Shenzhen and Shanghai, which have already resulted in a slowdown in discretionary spending in China and delayed logistics services. The Chinese market is a significant source of global demand for the agricultural commodities produced by our customers, including soy and corn, and any reduction in demand from China resulting from such lockdowns or the reimposition of other restrictive measures could have a significant effect on demand for our crop nutrition solutions and potentially broader impacts on our supply chain and the global economy.
The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to sudden change, including as a result of the spread of the delta, omicron and other variants. We are continuing to monitor developments relating to the COVID-19 pandemic, but the extent to which it may ultimately impact our business, financial condition, liquidity, or results of operations cannot be accurately predicted at this time.
For additional details, see “Risk Factors — Risks related to SuperBac’s Business and Industry — We may be exposed to risks related to health epidemics, and the COVID-19 pandemic in particular, that could adversely impact our ability to operate our business and results of operations.”
Geopolitical Developments
Russia’s invasion of Ukraine in February 2022, and the resulting conflict between Russia and Ukraine, has led to disruptions in the global markets for various commodities, particularly fuel, certain crop commodities and fertilizers. Many Western countries have adopted sanctions on a number of Russian and/or Belarussian companies and individuals, including persons affiliated with Russian and/or Belarussian government leadership, and have also restricted trade in various commodities, including fertilizers, causing changes in global trade flows as both manufacturers and customers react to the changing regulatory landscape.
Historically, most of the raw materials we purchased were sourced internationally, mainly originating in China, Morocco and Belarus, with the remainder of our raw material needs being met mostly by Brazilian suppliers. The table below sets forth the breakdown in our raw material procurement volumes by country of origin for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
Country of Origin	2021	2022	2020	2021
Belarus	17.3%	—	24.9%	13.4%
Canada	—	7.5%	—	—
China	38.9%	10.3%	29.9%	37.8%
Estonia	0.9%	—	—	0.5%
Morocco	22.1%	17.9%	19.6%	19.3%
Russia	—	3.5%	0.3%	1.8%
Egypt	2.2%	7.3%	—	1.3%
Brazil	18.6%	53.6%	25.3%	25.9%
Total	100.0%	100.0%	100.0%	100.0%
Mineral fertilizers, especially potassium fertilizers, are the principal raw material feedstocks used to produce our biologically-based crop nutrition solutions. Russia and Belarus hold a significant market share of Brazilian mineral fertilizer imports (a share that is higher for potassium fertilizers, having accounted for approximately 47% of potassium fertilizer imports to Brazil in 2021); however, since the onset of Russia’s invasion, we have observed the effects of reduced import volumes from those countries. In particular, we have suspended all business dealings with certain Russian and Belarussian suppliers to the extent we considered necessary to promote compliance with the sanctions regimes of the United States, the United Kingdom, the European Union and other countries. Beyond this, these sanctions may ultimately make it impractical for us to import Russian or Belarussian fertilizers generally. Accordingly, the disruptions to supply chains and international trade generally currently being experienced as a result of the conflict between Russia and Ukraine could materially affect our supply procurement efforts.
The ongoing conflict between Russia and Ukraine and the resulting sanctions adopted by various countries have further contributed to an already tight global supply and demand balance for fertilizers and related raw material feedstocks and even led to shortages of certain mineral fertilizer supplies in some locations. As a result, fertilizer prices have significantly increased since the start of 2022, and we currently expect these conditions to persist for the remainder of 2022. We could also face shortages of certain types of mineral fertilizer feedstocks (especially potassium fertilizers) in the future. In 2022, we adopted a strategy of purchasing significantly more mineral fertilizer inputs at the beginning of the year in order to increase our inventories and mitigate potential risks of raw material shortages, which required significant up-front expenditures that were financed through significant increases in our loans and borrowings. As a result, our total consolidated indebtedness increased to R$533.6 million as of June 30, 2022 from R$278.2 million as of December 31, 2021, and our interest payments increased to R$28.1 million in the six months ended June 30, 2022 from R$10.0 million in the six months ended June 30, 2021 (R$27.0 million for the year ended December 31, 2021). As of June 30, 2022, we had already obtained a significant majority of the raw material feedstocks needed to manufacture and deliver on our stated sales targets within our agribusiness vertical under our business plan for the 2022 calendar year. The scope, intensity, duration and ultimate outcome of the Russia-Ukraine conflict and associated market disruptions could continue to have a significant and unpredictable effect on our financial condition and results of operations.
Macroeconomic conditions in Brazil
We generate substantially all of our revenue from sales within Brazil. Therefore, our operating results and financial condition are affected by Brazilian macroeconomic conditions and fiscal developments. The Brazilian economic environment has been characterized by significant variations in economic growth, inflation and currency exchange rates.

The following table sets forth Brazilian inflation rates, interest rates, and exchange rates as of and for the periods indicated:
	As of / for the six months ended June 30,		As of / for the year ended December 31,
	2022	2021	2021	2020
Real growth (contraction) in GDP	2.5%	6.4%	4.6%	(3.9)%
Inflation (IGP-M)(1)	8.16%	15.08%	17.8%	23.1%
Inflation (IPCA)(2)	5.49%	3.77%	10.1%	4.5%
Long-term interest rates – TJLP (average)(3)	6.82%	4.61%	4.8%	4.9%
CDI interest rate (average)(4)	5.36%	1.26%	4.4%	2.8%
Year-end exchange rate – reais per US$1.00	5.238	5.002	5.581	5.197
Average exchange rate – reais per US$1.00(5)	5.078	5.386	5.396	5.158
Appreciation (depreciation) of the Brazilian real against the US$ in the period(6)	7.5%	3.2%	(7.4)%	(22.4)%
Unemployment rate(7)	9.3	14.1	13.2	13.8

Source: FGV, IBGE, Central Bank and Bloomberg.
(1)
Inflation (IGP-M) is the general market price index measured by the FGV.

(2)
Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)
TJLP (taxa de juros de longo prazo) is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)
The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(5)
Average exchange rate on each business day of the year.

(6)
Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

(7)
Average unemployment rate for the period as measured by the IBGE.

Inflation
Domestic inflation in Brazil tends to affect our results of operations by increasing costs associated with wage expenses through our collective bargaining agreements and other miscellaneous operating expenses, primarily electricity, as well as affecting the costs of capital expenditures and other investments.
Global inflation has increased over the course of 2021 and 2022, primarily driven by a resurgence in demand which had been pent-up as a result of the COVID-19 pandemic, supply chain constraints and increased energy and food prices resulting from the war in Ukraine. Such increases in global inflation can result in increases in the cost of raw materials we use in our production processes, primarily mineral fertilizers, which are globally traded commodities with selling prices that fluctuate in response to global market conditions. Accordingly, such price increases would tend to increase our cost of sales. However, the prices we are able to charge for our crop nutrition solutions are closely correlated to the market price of mineral fertilizers, and we would expect global inflationary pressures to also increase the selling prices of our crop nutrition solutions, thereby increasing our net operating revenue. Thus, we believe that we can successfully manage the impact of global inflation and that our results of operations have not been, and would not in the short or medium term be expected to be, materially impacted by global inflationary pressures. In light of this, our management has not taken, and does not plan to take, any particular actions in the foreseeable future to mitigate the effects of global inflationary pressures. See “— Input Costs” and “— Prices of Mineral Fertilizers.”
Interest Rates
We are exposed to interest rate risk primarily on our loans, debentures and financings. As of December 31, 2021, approximately 60.9% of our loans, financings and debentures were subject to floating interest rates, especially the CDI Rate (approximately 75.5% as of December 31, 2020). As of June 30, 2022, approximately 58.8% of our loans, financings and debentures were subject to floating interest rates, especially the CDI rate.
Rising interest rates may impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us.
Brazilian Agricultural Industry Conditions
Sales derived from our agribusiness vertical represented substantially all of our revenues for the years ended December 31, 2020 and 2021, as well as for the six months ended June 30, 2022. Therefore, our operating results and financial condition are primarily influenced by the demand for our agribusiness products (particularly our crop nutrition solutions) in the particular markets in which we operate.
The demand for, and prices of, our agribusiness products are significantly influenced by the financial results and condition of our main customers — Brazilian agricultural producers — which are in turn influenced by (1) anticipated market prices for their agricultural products; (2) planting decisions and the cost of various agricultural inputs used to produce their crops, and (3) externalities such as general market conditions, grower production decisions and the adoption of new technologies, operating costs and expected weather conditions. In Brazil, the effect of foreign exchange rate variations also affects demand for locally grown crops the prices of which are established in, or influenced by, international market prices. Depreciation of the Brazilian real against the U.S. dollar increases the amounts that farmers receive in Brazilian reais and therefore the value of their net sales from exports. This effect tends to increase demand for our crop nutrition solutions, as farmers are incentivized to maximize production.
Demand for our crop nutrition solutions are also affected by climate change and unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly.
Global prices of agricultural commodities vary in accordance with domestic and export market prices, which are primarily affected by the local and global demand for, and supply of, those commodities. Prices for agricultural commodities are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuation in consumer and business confidence. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Demand for agricultural commodities, such as wheat and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide economic growth and prosperity. Such trends affect our agribusiness clients’ willingness to purchase our products and at what prices. For more information, see “— Input Costs.”
Long-term trends leaning towards higher prices of agricultural commodities have also contributed to growth in farmers’ profits. Generally, the higher the prices of agricultural commodities, the greater the demand of farmers to use our crop nutrition solutions in order to maximize output from their existing planting areas. Moreover, increased farmer profitability generally increases demand for fertilizers and crop nutrition solutions. We expect that, in the long run, the relative stability in planting areas, population growth and increasing standards of living will continue to positively impact demand for our crop nutrition solutions.
Agricultural producers analyze these variables to estimate their anticipated revenues and, accordingly, their level of spending on crop inputs, including our crop nutrition solutions, in a given planting season. In Brazil, as of 2020, approximately 83% of overall fertilizer demand was derived from five main crops: soybeans; sugar; corn; coffee; and cotton. We continually monitor trends in anticipated fertilizer consumption levels and anticipated available funding for fertilizer purchases for each of these crops and adjust our production levels for a given planting season accordingly. Total fertilizer sales volume in Brazil in 2021 was 13.0% higher than in 2020 primarily due to strong global demand for agricultural commodities, a significant depreciation of the Brazilian real against the U.S. dollar which increased expectations of profitability of farmers, and expectations of favorable weather conditions for the harvest season.
Prices of Mineral Fertilizers
Most of the biologically-based solutions that we produce are marketed as alternatives to traditional chemicals produced using conventional petroleum-based production methods, particularly mineral fertilizers. Therefore, the prices we charge for the crop nutrition solutions we manufacture and sell have historically been correlated to the market price of mineral fertilizers in Brazil. Accordingly, the market price of mineral fertilizers in Brazil directly affects the revenue we receive from the sale of our crop nutrition solutions and our overall revenue and profitability. Our average selling prices can also vary by market, type of crop and application due to market-specific supply and demand conditions, the maturation of products launched in previous years and the launch of new products by us or our competitors.
In general, the prevailing global prices for mineral fertilizers must be high enough in order for the marginal producers in the world with the highest input costs to at least break even over the long term, or else they would cease production and leave a portion of global demand unsatisfied. To the extent that crude oil and natural gas prices increase from current levels, the value proposition offered by our crop nutrition solutions tends to improve as compared to petroleum-based production methods, particularly mineral fertilizers, thus positively affecting our profit margins. In the near term, we expect to benefit from an increase in the average selling price of mineral fertilizers caused by a tighter global supply of nitrogen, phosphorus and potassium, along with strong global demand higher global energy costs exacerbated by the geopolitical environment described above, which is expected to result in increased prices of mineral fertilizers.
Conversely, to the extent that crude oil and natural gas prices decrease from current levels, these effects could increase competitive pressures and erode our pricing and margins. We aim to mitigate downward pressure on our selling prices by increasing the value proposition offered by our products through innovation. We make significant investments in new solutions for both cost improvements and new features that we expect to drive revenue and maintain margins.
Input Costs
Variations in the cost of the raw materials we use in our production processes significantly impact our cost of sales and therefore our gross margin, as well as the prices that we are able to charge for our products. Accordingly, our ability to manage costs and expenses has a significant impact on our results of operations.
Our most significant cost component is represented by imported mineral commodities used to produce our crop nutrition solutions, particularly urea, potassium chloride, and phosphate-based basic fertilizers, which accounted for 58.3% of our total production costs in 2021 and 55.3% of our total production costs in 2020. Other significant cost components include freight costs and poultry litter, which accounted for 4.5% and 11.4%, respectively, of our total production costs in the six months ended June 30, 2022; 7.5% and 15.3%, respectively, of our total production costs in the six months ended June 30, 2021; 6.4% and 8.6%, respectively, of our total production costs in 2021 and 15.8% and 12.6%, respectively, of our total production costs in 2020. Most of these inputs are globally traded commodities with selling prices that fluctuate in response to global market conditions, changes in supply and demand, and other cost factors including domestic and local conditions. Moreover, their costs are generally linked to international market prices denominated in U.S. dollars, so fluctuations in the Brazilian real/U.S. dollar exchange rate could also have an adverse impact on our production costs.
We usually incur significant expenses to form our inventory of raw materials before the beginning of the planting season in each year, which raw materials are usually acquired on an ongoing basis, but we regularly monitor market expectations and we may either accelerate or delay our raw material acquisition strategies in each year depending on pricing or supply outlooks for such raw materials. In the near term, we expect the costs of these raw material inputs to remain at relatively higher levels due to tighter global supply of these commodities, strong global demand as well as a complex geopolitical environment. Recent increases in inflation throughout most of the world’s major economies could also significantly influence the prices of these commodities and, if these trends in global inflation persist, we could be forced to pay significantly higher prices for the raw material inputs we use to produce our crop nutrition solutions.

We regularly monitor our cost structure, and we believe that we are generally able to pass either all or a substantial part of a given price increase on to our customers. We also enter into foreign exchange derivative instruments for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials we use in our production processes. However, our hedging strategies may not always be successful and, in certain circumstances, we may not be able to pass through the cost increases in full or in part to our customers, which in turn could adversely impact our margins and profitability.
Seasonality
Our financial condition and results of operations are significantly influenced by seasonal effects affecting our agribusiness vertical, given that our agribusiness vertical represented substantially all of our revenues for the years ended December 31, 2020 and 2021, as well as for the six months ended June 30, 2022. These effects result in substantial fluctuations in our quarterly sales, profitability, cash flows and indebtedness each year.
Seasonality affects our net operating revenues primarily as a result of the fact that deliveries of our crop nutrition solutions are concentrated during the summer planting season for grains in South America, which runs from mid-June through December, usually reaching peak sales volumes in September of each year. Our sales revenues during this period represented 79.7% of our net operating revenues in 2021 and 75.1% of our net operating revenues in 2020. As a result, we generally operate at the peak of our production capacity during these months.
Seasonality also generates a mismatch between our cash flow and expenses. While we incur significant fixed expenses during the entire year, as well as expenses to form our inventory of raw materials before the beginning of the planting season, which must be paid on an ongoing basis, the terms of our sales contracts provide for deferred payment terms following delivery of merchandise, with payments occurring only after the harvest season, thereby not generating immediate cash flow. During this intervening period, we experience a liquidity mismatch between the payment terms of our fixed expenses and other operating costs, on the one hand, and the deferred payment terms of our accounts receivable, on the other hand, which are paid upon the conclusion of the harvest season. Accordingly, we also experience an increase in our accounts receivable during this period and are exposed to increased risks of customer default, as our customers’ agricultural production is subject to climate change and unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond their control. To finance our operations during this intervening period, we obtain working capital financing with banks to cover our liquidity mismatch, which we have typically repaid upon the conclusion of the harvest season as we begin to experience positive cash inflows from our customers. For more information, see “Business of SuperBac — Seasonality” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We are subject to the effects of inherent seasonality in the agricultural industry.”
Launch of New Products and Stages of Development of Our Products
We maintain an active product development program, and our results of operations vary depending on the stage of development of our products and technologies. Some of our products are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development.
Our costs are impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the proof of concept, research, development, and regulatory phases of a product without corresponding flows of revenue until the time of commercial launch. Our product development cycles usually range from 2.5 years to 4 years, and product development expenses may fluctuate from period to period and may also increase if we choose to accelerate certain product development programs or if we elect to take a greater role in the regulatory and commercialization process with respect to one or more of our products in development.
As we launch new products, we expect our revenues and cash flows to increase as compared to prior periods primarily as a result of revenue generated from the sales of those new products, although in certain circumstances and certain markets it could take one year or more from when we begin generating revenue from such product to achieve commercial scale. Simultaneously, we also expect to initially experience negative product gross margins in connection with new product launches until we achieve commercial scale for that product, at which point we expect our product gross margins to show improvement as we focus on increasing operational efficiencies and process automation. In light of this, we may in some instances incur losses on a particular product over the first years following launch as we establish the launched product in the market.
Tax Benefits
All companies operating in the Brazilian agricultural sector, including us, benefit from tax incentives related to ICMS, PIS and COFINS taxes.
We benefit from ICMS tax incentives pursuant to ICMS Agreement No. 100/97 entered into among Brazil’s federal government and the state governments, pursuant to which we are (i) exempt from ICMS taxes in purchases of agricultural inputs within the same state and (ii) subject to a 40% to 60% reduction in the calculation base of ICMS taxes for transactions involving other states, depending on the type of product and destination involved. These ICMS tax incentives are set to expire on December 31, 2025. ICMS tax incentives have been renewed consecutively since their inception, and our current expectation is that they would be renewed again at the next renewal date.
We also benefit from a zero PIS/COFINS tax rate pursuant to Law No. 10,925/2004 in connection with (i) certain products, including compost or fertilizers, and their raw materials; (ii) certain agricultural pesticides and their raw materials; and (iii) agricultural inoculants based on nitrogen-fixing bacteria. This PIS/COFINS tax benefit does not contemplate an expiration date.
In 2021 and 2020, we recognized benefits associated with our ICMS tax incentives in the amounts of R$5.2 million and R$12.0 million, respectively. In 2021 and 2020, we recognized benefits associated with our zero PIS/COFINS tax rate in the amounts of R$33.6 million and R$70.4 million, respectively. However, these tax benefit programs are subject to judicial challenge, and there is no assurance that they will be upheld by the courts or renewed or extended at the renewal date or upon expiration.
Segment Reporting
Although our operations are divided into four main business verticals, our management does not segregate our business for internal reporting purposes and we operate in a single reportable segment in accordance with IFRS 8. Our chief operating decision maker evaluates the performance of our business based on our consolidated financial statements, and also relies on our consolidated financial statements for decision-making purposes regarding the allocation of resources.
Revenue generated from our agribusiness vertical represented 98.4% and 99.2% of our net operating revenues for the years ended December 31, 2020 and 2021, respectively, and 99.2% and 99.3%, respectively, of our net operating revenues for the six months ended June 30, 2021 and 2022. Accordingly, we have analyzed the structure of our business using the guidance provided in IFRS 8 and concluded that, given the overwhelming predominance of our agribusiness vertical, classifying our four business verticals as separate operating segments would assume a level of independence and authority within each business vertical that is not present at SuperBac. In addition, it would also fail to reflect the resources and services expended by us as a unified business that is conducted globally, and would require imprecise allocations of such resources and services across each of the specific business verticals.
Components of Results of Operations
Below is a description of certain significant line items from our consolidated income statements.
Net Operating Revenue
Our net operating revenue consists almost entirely of revenues generated from sales of our biologically-based products, most of which are sold domestically within the Brazilian market, and are recorded net of sales taxes and returns. Other components of our net operating revenue include revenue from services that we provide, such as specialized technical services that are ancillary to certain of the solutions we sell. Taxes on sales and services and amounts refunded to customers in connection with the return of merchandise are deducted from our net operating revenue from operations.
We generally recognize revenues when our products are delivered, or our services are rendered. Sales are negotiated for immediate payment or, especially in relation to our agribusiness vertical, with deferred payment terms of up to 270 days, with such payments usually occurring after the harvest season. Contracts with deferred payment terms longer than 270 days must be approved by our operational credit committee. In a limited number of cases, our sales contracts may provide for prepayments by customers in exchange for delivery on a priority basis, in which case, such prepayments are recognized as a liability under the “advances from customers” line item, and then recognized as net operating revenue once our products are delivered to the customer.
Our operations comprise four main business verticals:
•
agribusiness;

•
sanitation;

•
oil & gas; and

•
consumer goods.

Revenue from agribusiness vertical is derived primarily from the sale of our crop nutrition solutions. Revenue generated from our agribusiness vertical represented (i) 98.4% and 99.2% of our net operating revenues for the years ended December 31, 2020 and 2021, respectively, and (ii) 99.2% and 99.3% of our net operating revenues for the six months ended June 30, 2021 and 2022, respectively. Over time, with our increased diversification into industries other than agriculture, as well as the development of new products and solutions, we expect the growth of our sanitation, oil & gas and consumer goods business verticals to outpace the growth of our agribusiness vertical, which would cause a shift in the aggregate composition of our net operating revenue.
We currently derive substantially all of our net operating revenue from sales within Brazil. For the years ended December 31, 2020 and 2021, our sales within Brazil represented 99.95% and 99.96%, respectively, of our net operating revenues. For the six months ended June 30, 2021 and 2022, our sales within Brazil represented 99.63% and 99.83%, respectively, of our net operating revenues.
We expect our net operating revenue to continue to grow due to both continued commercial success of our existing solutions as well as the development and launch of new solutions. We plan to grow our business in several ways: by increasing the market penetration of our newly launched products; by launching additional products in our existing business verticals; by continuing to add new products to our development pipeline in these verticals; and by serving new industry verticals and entering new markets.
Cost of Sales
Cost of sales consists of direct costs related to the sale of our products. Cost of sales primarily consists of costs incurred in connection with the acquisition of raw material feedstocks used as inputs to produce our crop nutrition solutions, particularly urea, potassium chloride, and phosphate-based basic fertilizers, which accounted for 58.3% of our cost of sales in 2021 and 55.3% of our cost of sales in 2020. Other significant components of our cost of sales include freight costs, poultry litter and other manufacturing costs. Cost of sales may also include charges due to inventory adjustments and reserves.
We generally recognize these costs when our products are delivered, or our services are rendered, and are recognized as revenue. As we use our own manufacturing facilities to produce our products, cost of sales includes an allocation of operating costs including direct and indirect labor, production supplies, repairs and maintenance, depreciation, utilities and property taxes.
Selling Expenses
Selling expenses consists of labor costs of our sales personnel, including wages, benefits and other related expenses; commissions paid to our commercial sales representatives; freight costs related to the delivery of our products to our customers for sales made on a “cost, insurance, and freight” basis; and travel and advertising expenses. It also includes provisions for doubtful accounts.
Research, development and patent expenses comprises personnel costs, including salaries, wages and benefits related to our research, development and patent staff in support of product discovery and development activities. Research, development and patent expenses also include costs incurred for laboratory supplies, field trials and toxicology tests, quality control assessment, consultants and facility and related overhead costs. Part of our research and development expenditures is capitalized, and part is effectively recorded on our statements of income.
We expect our research and development expenditures to increase as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, the development of new products, as well as potentially licensing or acquiring technology from third parties.
General and Administrative Expenses
General and administrative expenses primarily consists of the labor costs of our administrative staff and executives, including benefits and other related expenses, as well as fees or salaries for professional services such as information technology, accounting, legal counsel, human resources and business planning services providers; share-based compensation for top management; business travel costs; depreciation and amortization; payment for services rendered, including maintenance and cleaning; costs of utilities, office supplies and other expenses. Following the consummation of the Business Combination, we expect our general and administrative expenses to also include expenses incurred in connection with our public company obligations, including as result of compliance with the rules promulgated by the SEC and the Nasdaq. We expense general and administrative expenses as they are incurred.
Other Income, Net
Other income, net comprises the net result of items secondary to our principal business activities, including fair value of investment property, fixed assets write-off, provision for tax, civil and labor risks, and other operating income.
Financial Result, Net
We calculate financial result, net as the net result of our financial income and our financial expenses, which is comprised primarily of our interest received, interest payable, financing fees, present value adjustments, gains or losses on financial investments, and foreign exchange gains or losses related to our accounts payable to foreign suppliers and our indebtedness.
Income Tax and Social Contribution
In Brazil, income taxes applicable to corporations include corporate income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, and social contributions on net profit (Contribuição Social sobre o Lucro Líquido), or CSLL, which represents an additional tax. The official tax rates for IRPJ and CSLL were 25% and 9%, respectively, for the years ended December 31, 2021, and 2020, and 25% and 9%, respectively, for the six months ended June 30, 2022.
Our income tax and social contribution corresponds to our current and deferred income tax and social contribution at the statutory tax rates.
Current taxes are the taxes payable or receivable on the taxable income or loss for the year, at tax rates enacted or substantively enacted on the date of presentation of the financial statements, and any adjustments to taxes payable in relation to prior years.
Deferred income and social contribution taxes are recognized in relation to temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the related amounts used for taxation purposes. Deferred tax assets are recognized to the extent it is likely that they can be offset against of future taxable income, calculated based on projections of future income (loss) prepared and based on internal assumptions and on future economic scenarios that may, however, be subject to change.
We currently benefit from tax incentives related to ICMS, PIS and COFINS taxes. For more information, see “Risk Factors — Risks Related to SuperBac’s Business and Industry — We may be adversely affected if any of the tax benefits granted to us expire, are revoked or if we are unsuccessful in re-qualifying for such tax benefits.”
Results of Operations
The financial data contained in the following discussion has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this proxy statement/prospectus. Accordingly, the following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and the corresponding notes thereto.
Six Months ended June 30, 2022 compared to Six Months ended June 30, 2021
The following table sets forth our unaudited consolidated statements of operations data for the periods indicated:
	For the six months ended June 30,
	2021	2022	Variation
	(in millions of R$)		(%)
Net operating revenue	196.8	441.0	124.0%
Cost of sales	(150.5)	(350.3)	132.8%
Gross profit	46.4	90.7	95.5%
Selling expenses	(39.3)	(60.4)	53.8%
General and administrative expenses	(24.2)	(43.0)	77.9%
Other income, net	0.4	(0.3)	(198.3)%
Operating income (expenses)	(63.1)	(103.8)	64.5%
Financial income	16.5	31.1	88.3%
Financial expenses	(22.3)	(117.3)	425.4%
Exchange rate variation	1.7	2.5	53.7%
Financial result, net	(4.1)	(83.6)	1,923.1%
Income tax and social contribution
Current	(0.5)	—	N/A
Deferred	8.3	25.9	210.9%
Loss for the year	(13.1)	(70.8)	442.3%
Net operating revenue
Our net operating revenue was R$441.0 million for the six months ended June 30, 2022, a R$244.1 million, or 124.0%, increase as compared to R$196.8 million for the six months ended June 30, 2021. The increase was mainly due to:
•
a 15.0% increase in the volume of crop nutrition products sold in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily as a result of an increase in our market share and penetration in the Brazilian fertilizer market, both through the expansion of our existing customer relationships as well as the acquisition of new customers, each driven by our ongoing sales and marketing efforts and an overall increase in demand for fertilizers in the Brazilian market. Total fertilizer sales volume in Brazil in the six months ended June 30, 2022 was higher than in the six months ended June 30, 2021, primarily driven by strong global demand for agricultural commodities; and

•
a 95.0% increase in the price of crop nutrition products we sold in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily as a result of an increase in the price of fertilizers in the Brazilian market, driven primarily by (i) strong global demand for agricultural commodities, (ii) supply decreases resulting from the ongoing conflict between Russia and Ukraine and (iii) higher inflationary effects in international markets.
Cost of sales
Our cost of sales was R$350.3 million for the six months ended June 30, 2022, a R$199.8 million, or 132.8%, increase as compared to R$150.5 million for the six months ended June 30, 2021. The increase was mainly due to:
•
a 15.0% increase in the volume of crop nutrition products sold in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily as a result of an increase in our market share and penetration in the Brazilian fertilizer market, both through the expansion of our existing customer relationships as well as the acquisition of new customers, each driven by an overall increase in demand for fertilizers in the Brazilian market. This increase in demand for fertilizers in the Brazilian market was primarily driven by the factors described above under “— Net operating revenue;” and

•
a 217.8% increase in the price of raw material feedstocks purchased for use in the production of our crop nutrition products, primarily urea, potassium chloride, and phosphate-based basic fertilizers, which was driven primarily by (i) strong global demand for agricultural commodities, (ii) supply decreases resulting from the ongoing conflict between Russia and Ukraine, and (iii) higher inflationary effects in international markets.

These effects were partially offset by (i) a 345.6% decrease in maintenance costs related to lower equipment maintenance expenses, and (ii) an 18.0% decrease in external services costs mainly related to lesser reliance on outsourced labor.
Selling expenses
Our selling expenses were R$60.4 million for the six months ended June 30, 2022, a R$21.2 million, or 53.8%, increase as compared to R$39.3 million for the six months ended June 30, 2021. The increase was mainly due to:
•
a R$8.4 million, or 72.0%, increase in sales commission expenses in the six months ended June 30, 2022, primarily due to increased sales revenues;

•
a R$4.5 million, or 38.0%, increase in domestic freight expenses and costs in the six months ended June 30, 2022, primarily due to an increase in freight charges and increased sales volumes; and

•
a R$4.4 million, or 183.0%, increase in external services expenses in the six months ended June 30, 2022, primarily due to due to resumption of in-person sales events, new business development initiatives and sales incentive programs.

General and administrative expenses
Our general and administrative expenses were R$43.0 million for the six months ended June 30, 2022, a R$18.8 million, or 77.9%, increase as compared to R$24.2 million for the six months ended June 30, 2021. The increase was primarily due to (i) a R$11.7 million increase in stock options provisions in the six months ended June 30, 2022 as a result of stock-based compensation expenditures expected to be incurred in connection with the Business Combination, and (ii) a R$5.7 million, or 36.0% increase, in personnel expenses in the six months ended June 30, 2022 due to an increase in our employee headcount consistent with the overall growth in our operations.
Other income, net
Our other income, net was an expense of R$0.3 million for the six months ended June 30, 2022, a R$0.7 million variation as compared to income of R$0.4 million for the six months ended June 30, 2021. The variation was primarily due to a R$0.6 million increase in provisions for tax, civil and labor risks in the six months ended June 30, 2022.

Financial result, net
Our financial result, net was an expense of R$83.6 million for the six months ended June 30, 2022, a R$79.5 million variation as compared to an expense of R$4.1 million for the six months ended June 30, 2021. The variation was primarily due to (i) a R$37.7 million increase in derivative losses due to a 130.4% increase in the notional value of foreign exchange derivative instruments that we enter into for hedging purposes in connection with our acquisition of raw material feedstocks, in line with our strategy to build up our inventories of raw material feedstocks in a scenario of potential shortages, (ii) a R$18.1 million increase in interest on loans and financing due principally to an increase in the average volume of borrowed funds held during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 to finance our strategy of building up our inventories of raw material feedstocks in a scenario of potential shortages and, to lesser extent, due to an increase in interest rates, and (iii) a R$23.2 million increase in interest expenses on accounts payable to shareholders and loans with related parties during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 primarily relating to transactions contemplated by the SuperBac Reorganization.
Income tax and social contribution
Our income tax and social contribution for the period was a tax credit of R$25.9 million for the six months ended June 30, 2022, a R$18.1 million, or 232.0%, increase as compared to a tax credit of R$7.8 million for the six months ended June 30, 2021, primarily due to a R$57.8 million increase in net loss for the period as a result of the factors described above.
Loss for the period
Our loss for the period was R$70.8 million for the six months ended June 30, 2022, a R$57.8 million increase as compared to R$13.1 million for the six months ended June 30, 2021, primarily due to the factors described above under “— Results of Operations — Six Months ended June 30, 2022 compared to Six Months ended June 30, 2021.”
Year ended December 31, 2020 compared to Year ended December 31, 2021
The following table sets forth our consolidated statements of operations data for the periods indicated:
	For the year ended December 31,
	2020	2021	Variation
	(in millions of R$)		(%)
Net operating revenue	335.7	706.0	110.3%
Cost of sales	(263.4)	(561.7)	113.2%
Gross profit	72.4	144.3	99.3%
Selling expenses	(30.3)	(100.0)	230.0%
General and administrative expenses	(28.2)	(69.2)	145.4%
Other income, net	37.6	7.1	(81.1)%
Operating income (expenses)	(20.9)	(162.1)	20.2%
Financial income	40.5	50.3	24.2%
Financial expenses	(32.5)	(65.3)	100.9%
Exchange rate variation	(8.9)	(8.2)	(7.9)%
Financial result, net	(0.9)	(23.2)	2,477.8%
Income tax and social contribution
Current	(1.4)	(2.1)	46.3%
Deferred	(11.6)	6.4	(155.1)%
Profit (loss) for the year	37.6	(36.7)	(197.6)%

Net operating revenue
Our net operating revenue was R$706.0 million in 2021, a R$370.3 million, or 110.3%, increase as compared to R$335.7 million in 2020. The increase was mainly due to:
•
a 110.3% increase in the volume of crop nutrition products sold in 2021 as compared to 2020, primarily as a result of an increase in our market share and penetration in the Brazilian fertilizer market, both through the expansion of our existing customer relationships as well as the acquisition of new customers, each driven by our ongoing sales and marketing efforts and an overall increase in demand for fertilizers in the Brazilian market. Total fertilizer sales volume in Brazil in 2021 was 13.0% higher than in 2020, primarily driven by strong global demand for agricultural commodities, a depreciation of the Brazilian real against the U.S. dollar which increased expectations of profitability of farmers, and expectations of favorable weather conditions for the harvest season; and

•
a 49.9% increase in the price of crop nutrition products we sold in 2021 as compared to 2020, primarily as a result of an increase in the price of fertilizers in the Brazilian market, driven primarily by strong global demand for agricultural commodities, a significant depreciation of the Brazilian real against the U.S. dollar which increased expectations of profitability of farmers, and expectations of favorable weather conditions for the harvest season.

Cost of sales
Our cost of sales was R$561.7 million in 2021, a R$298.3 million, or 113.2%, increase as compared to R$263.4 million in 2020. The increase was mainly due to:
•
a 40.2% increase in the volume of crop nutrition products sold in 2021 as compared to 2020, primarily as a result of an increase in our market share and penetration in the Brazilian fertilizer market, both through the expansion of our existing customer relationships as well as the acquisition of new customers, each driven by an overall increase in demand for fertilizers in the Brazilian market. This increase in demand for fertilizers in the Brazilian market was primarily driven by the factors described above under “— Net operating revenue;” and

•
a 73.04% increase in the price of raw material feedstocks purchased for use in the production of our crop nutrition products, primarily urea, potassium chloride, and phosphate-based basic fertilizers, which was driven primarily by a strong global demand for fertilizers and a significant depreciation of the Brazilian real against the U.S. dollar.

Selling expenses
Our selling expenses were R$100.0 million in 2021, a R$69.7 million, or 230.0%, increase as compared to R$30.3 million for the year ended December 31, 2020. The increase was mainly due to:
•
a R$39.9 million reversal in our provisions for expected credit losses in 2020 resulting from a collection settlement with a single, large delinquent customer, without a corresponding effect in 2021;

•
a R$20.0 million, or 130.1%, increase in sales commission expenses in 2021 as compared to 2020, from R$15.4 million in 2020 to R$35.4 million in 2021, primarily due to increased sales revenues in 2021; and

•
a R$15.3 million, or 62.5%, increase in freight expenses and costs in 2021 as compared to 2020, from R$24.4 million in 2020 to R$39.7 million in 2021, primarily due to increased sales volumes in 2021.

General and administrative expenses
Our general and administrative expenses were R$69.2 million in 2021, a R$41.0 million, or 145.4%, increase as compared to R$28.2 million in 2020. The increase was primarily due to (i) a R$22.0 million increase in stock options provisions in 2021 as a result of stock-based compensation expenditures expected to be incurred in connection with the Business Combination, and (ii) a R$16.1 million increase in personnel expenses in 2021 due to an increase in our employee headcount from 327 employees as of December 31, 2020 to 428 employees as of December 31, 2021 consistent with the overall growth in our operations. These effects were partially offset by an R$11.5 million decrease in costs of external services, which in turn were partially due to business consulting expenses contracted in 2020 without corresponding expenses in 2021, among other expenses.
Other income, net
Our other income, net was R$7.1 million in 2021, a R$30.5 million, or 81.1%, decrease as compared to R$37.6 in 2020. The decrease was primarily due to (i) a R$23.3 million decrease in fair value of investment property in 2021 mostly due to a lower appreciation in the value of our Tangara farm in 2021 (R$5.2 million appreciation) as compared to 2020 (R$28.5 million appreciation), in both cases driven largely by an increase in soybean prices, and (ii) a R$7.9 million gains on disposal of investments in 2020 relating mainly to our divestment of our equity interest in a holding company that owned a corporate airplane, without a corresponding effect in 2021.
Financial result, net
Our financial result, net was R$23.2 million in 2021, a R$22.4 million increase as compared to R$0.9 million in 2020. The increase primarily due to (i) a R$17.1 million increase in interest on loans and financings in 2021 due principally to an increase in interest rates and, to a lesser extent, to an increase in the average volume of borrowed funds held during 2021 as compared to 2020, and (ii) a R$8.2 million increase in derivative losses in 2021. These effects were partially offset by a R$10.2 million increase in finance income related to present value adjustments in 2021 primarily driven by the increase in our net operating revenues in 2021.
Income tax and social contribution
Our income tax and social contribution varied from a R$13.0 million expense in 2020 to a R$4.3 million credit in 2021. The variation was primarily due to the variation from a profit of R$37.5 million in 2020 to a loss of R$36.7 million in 2021, mainly as a result of the factors described above.
Profit (loss) for the year
Our profit (loss) for the year varied from a profit of R$37.5 million in 2020 to a loss of R$36.7 million in 2021, primarily due to the factors described above under “— Results of Operations — Year ended December 31, 2020 compared to Year ended December 31, 2021.”
Liquidity and Capital Resources
Cash Flows
Six Months ended June 30, 2022 compared to Six Months ended June 30, 2021
The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.
	For the six months ended June 30,
	2021	2022	Variation
	(in millions of R$)		(%)
Net cash (used in) provided by operating activities	7.7	(187.3)	(2,332.5)%
Net cash (used in) provided by financing activities	(8.3)	(16.4)	97.6
Net cash (used in) provided by investing activities	60.9	253.1	315.6%
Net change in cash	60.3	49.4	(18.1)%
Cash at beginning of period	64.0	56.4	(11.9)%
Cash at end of period	124.3	105.9	(14.8)%

Operating Activities
For the six months ended June 30, 2022, net cash used in operating activities was R$187.3 million, compared to net cash provided by operating activities of R$7.7 million for the six months ended June 30, 2021, primarily a result of (i) a R$219.0 million net increase in cash used due to an increase in inventories, in line with our strategy to build up our inventories of raw material feedstocks in a scenario of potential shortages, (ii) a R$60.8 million net increase in cash used due to an increase in trade accounts receivable, (iii) a R$37.8 million decrease in net income (as adjusted for non-cash effects) for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, and (iv) a R$30.4 million net increase in cash used due to an increase in other assets primarily associated with expenditures associated with the Business Combination, including audit fees, investment banking fees, legal fees, and marketing expenses. These effects were partially offset by (i) a R$137.5 million net decrease in cash used due to an increase in trade accounts payable, in line with our strategy to build up our inventories of raw material feedstocks in a scenario of potential shortages, and (ii) a R$30.5 million net decrease in cash used due to an increase in advances from customers.
Investing Activities
For the six months ended June 30, 2022, net cash used in investing activities was R$16.4 million, a R$8.1 million increase compared to net cash used in investing activities of R$8.3 million for the six months ended June 30, 2021. These effects were primarily a result of a R$9.4 million net increase in cash used in the acquisition of property, plant and equipment for the Superbac Innovation Center research and development complex, which effects were partially offset by a R$1.9 million net decrease in cash used to acquire financial assets.
Financing Activities
For the six months ended June 30, 2022, net cash provided by financing activities was R$253.1 million, a R$192.2 million increase compared to net cash provided by financing activities of R$60.9 million for the six months ended June 30, 2021. These effects were primarily a result of a R$289.5 million net increase in cash received as proceeds from loans and borrowings to finance our strategy of building up our inventories of raw material feedstocks in a scenario of potential shortages, which effect was partially offset by a R$96.1 million net increase in cash used to for repayments of loans and borrowings.
Year ended December 31, 2020 compared to Year ended December 31, 2021
The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.
	For the year ended December 31,
	2020	2021	Variation
	(in millions of R$)		(%)
Net cash used in / provided by operating activities	(9.5)	(9.5)	0.03%
Net cash used in / provided by investing activities	(15.8)	(45.3)	187.3%
Net cash used in / provided by financing activities	(27.8)	47.2	(269.9)%
Net change in cash	(53.1)	(7.5)	(85.8)%
Cash at beginning of year	117.1	64.0	(45.3)%
Cash at end of year	64.0	56.4	(11.8)%
Operating Activities
In 2021, net cash used in operating activities was R$9.5 million, compared to net cash used in operating activities of R$9.5 million in 2020, primarily a result of (i) a R$68.0 million net increase in cash received in 2021 due to a decrease in 2021 in trade accounts receivables with related parties, (ii) a R$56.0 million net decrease in cash used in 2021 due to an increase in 2021 in trade accounts payable, and (iii) a R$45.9 million increase in net income (as adjusted for non-cash effects) in 2021 as compared to 2020. These effects were offset by (i) a R$92.5 million net increase in cash used in 2021 due to an increase in inventories, and (ii) a R$83.0 million net increase in cash used in 2021 due to an increase in trade accounts payable with related parties.
Investing Activities
In 2021, net cash used in investing activities was R$45.3 million, a R$29.5 million increase compared to net cash used in investing activities of R$15.8 million in 2020. These effects were primarily a result of (i) a R$13.4 million net decrease in cash earned due to a decrease in amounts received in equity investments in 2021 relating mainly to the divestment of our equity interest in a holding company that owned a corporate airplane, without a corresponding effect in 2020, and (ii) a R$12.4 million net increase in cash used in acquisition of property, plant and equipment in 2021 primarily relating to higher amounts spent in the construction of our biofactory in 2020 as compared to 2021.
Financing Activities
In 2021, net cash provided by financing activities was R$47.2 million, a R$75.0 million increase compared to net cash used in financing activities of R$27.8 million in 2020. These effects were primarily a result of a R$93.1 million net increase in cash used in the repayment of loans and borrowings in 2021, which effect was partially offset by a R$25.1 million net increase in cash earned as proceeds from new loans and borrowings in 2021.
Liquidity
Historically, our main sources of liquidity have been:
•
cash flow from our operations;

•
funds from debentures, loans and financing agreements; and

•
capitalization by our shareholders.

Our main liquidity requirements are working capital requirements to fund our day-to-day operations.
Our cash requirements are seasonal, with our peak cash requirements subject to purchases occurring in advance of the peak of our production period occurring from June through September of each year as we may experience a liquidity mismatch between the payment terms of our raw materials and other operating costs, which must be paid on an ongoing basis, and the deferred payment terms of our accounts receivable, which are usually paid upon the conclusion of the harvest season. To finance our operations during this intervening period, we obtain working capital financing with banks, which we tend to repay upon the conclusion of the harvest season as our customers begin to repay us. We expect this effect to be magnified as we grow our business, which will require us to obtain additional levels of working capital financing going forward to carry higher levels of accounts receivable and purchase higher amounts of raw material feedstocks and inventory.
While we generally have been able to manage our cash needs during peak periods, we cannot assure you that adequate financing will be available to us in the future in an amount sufficient to fund our working capital needs or at terms that we deem satisfactory. If any disruption to our funding sources occurs, or if we underestimate our cash needs, we may be unable to continue to extend trade credit for our customers, obtain raw materials in a timely manner or in sufficient quantities and otherwise conduct our business, which could result in reduced sales and profits.
In the long term, we expect that a significant aspect of our liquidity requirements will also include capital expenditures related to investments in expanding our operations, including purchases of equipment, as well as research and development expenditures in connection with our development of new biologically-based solutions.
We believe that our existing resources and the cash flow generated by our operations will be sufficient to cover our liquidity needs, financial obligations and growth for the next 12 months, but we may be required to seek additional equity or debt financing in the future. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.
Indebtedness
The table below sets forth the outstanding balance of our loans, financings and debentures as of the dates indicated below:
Description	Maturity	Currency	Effective Interest Rate	As of June 30, 2022	As of December 31, 2021
			(p.a.)	(in millions of R$)
Debentures – 2nd issuance(1)	June 2023	R$	16.8% to 21.0%	57.6	64.8
Working Capital(2)	March 2022 to August 2025	R$	6.3% to 40.16%	322.0	148.1
FINAME(3)	June to September 2022	R$	5.5% to 21.3%	0.0	0.3
Leasing(4)	March 2025	R$	16.5%	3.6	4.2
BNDES(5)	January 2025	R$	7.0% to 12.7%	—	8.8
FINIMP(6)	February to July 2022	USD	6.06% to 30.8%	143.4	40.4
Other Bank Loans (Duplicatas Descontadas)(7)	May to September 2022	R$	16.1% to 35.4%	19.5	17.0
Transaction Costs	—	R$	—	(12.6)	(5.3)
Total	—	—	—	533.6	278.3

(1)
Relates to our second issuance of debentures, issued by our subsidiary SuperBac Fertilizantes and guaranteed by us, with interest accruing at a floating rate equal to the CDI Rate plus a spread of 3.8%.

(2)
Comprises several types of working capital financing instruments, including bank credit notes and agricultural receivables certificates, among others, with either fixed interest rates or floating interest rates.

(3)
Credit lines obtained through BNDES’ FINAME fund for the financing of machinery and equipment, which we use in the ordinary course of our business to finance our purchases of machinery and equipment. Interest accrues at either fixed interest rates or floating interest rates equal to the TJLP Rate plus a spread.

(4)
Comprises primarily leases of heavy machinery used at our biofactory and other manufacturing facilities, as well as leases of our office space.

(5)
Relates to credit lines obtained from BNDES to finance construction of the SuperBac Innovation Center as well as to finance the purchase of machinery and equipment. Interest accrues at either fixed interest rates or floating interest rates equal to the TJLP or SELIC Rate plus a spread.

(6)
Comprises U.S. dollar-denominated import financing credit lines to finance our procurement of supplies, primarily raw material inputs, the prices of which are generally linked to international market prices denominated in U.S. dollars. Interest accrues at fixed interest rates .

(7)
Relates primarily to factoring and other sales of accounts receivable for financing purposes.

As of June 30, 2022, our total consolidated indebtedness was R$533.6 million, of which R$426.3 million would mature within the next 12 months. As of December 31, 2021, our total consolidated indebtedness was R$278.2 million, of which R$243.2 million would mature within the next 12 months.
As of June 30, 2022, approximately 58.8% of our loans and borrowings were subject to floating interest rates, particularly the CDI Rate. As of December 31, 2021, approximately 60.9% of our loans and borrowings were subject to floating interest rates, particularly the CDI Rate.
As of June 30, 2022, 18.0% of our consolidated indebtedness was partially or fully secured by assets pledged as collateral, including our Tangara farm, our experimental farm, our Factory 1 and Factory 2, among others, as well as certain of our vehicles, machinery, equipment and other investment property. As of

December 31, 2021, 34.8% of our consolidated indebtedness was partially or fully secured by assets pledged as collateral, including our Tangara farm, our experimental farm, our Factory 1 and Factory 2, among others, as well as certain of our vehicles, machinery, equipment and other investment property.
Restrictive Covenants
Certain of the instruments governing our outstanding indebtedness contain restrictive covenants which, among other things, require us to meet certain financial ratios and prevent us from creating liens or other encumbrances on certain of our assets, distributing dividends or making other payments, carrying out other types of intercompany transactions, changing or selling our equity holdings, selling assets or merging into or consolidating with another company.
Under the terms of our second issuance of debentures, we are required to maintain a net debt to EBITDA ratio which is lower than 2.5 as of the end of each fiscal year. As of December 31, 2020, our net debt to EBITDA ratio was higher than the maximum net debt to EBITDA ratio permitted under our second issuance of debentures. On December 3, 2020, we obtained a waiver from the debenture holders in respect of such noncompliance. As of December 31, 2021, our net debt to EBITDA ratio was, again, higher than the maximum net debt to EBITDA ratio permitted under our second issuance of debentures. As of December 31, 2021, we had not yet obtained any waivers from the debenture holders in respect of such noncompliance. As a result, the non-current balances of our outstanding debt obligations under our second issuance of debentures were reclassified as current liabilities, which caused an excess of current liabilities over current assets. On March 17, 2022, we obtained a waiver from the debenture holders in respect of such noncompliance.
Under the terms of our BNDES loans, our ability to declare dividends to our shareholders is restricted to (i) whenever our shareholders’ equity to total assets ratio is less than 0.4, a maximum of 25% of our net income for each year, and (ii) whenever our shareholders’ equity to total assets ratio is less than 0.5 but greater than 0.4, a maximum of 50% of our net income for each year.
As of the date of this proxy statement/prospectus, we are in compliance with all of our covenants and other obligations under our outstanding indebtedness.
For more information, see “Risk Factors — Risks related to SuperBac’s Business and Industry — Our inability to meet our financial liabilities and comply with our covenants may adversely affect our results and business.”
Capital Expenditures
Our total capital expenditures amounted to R$12.9 million in the six months ended June 30, 2022, of which R$8.0 million related to maintenance costs incurred in connection with a planned stoppage at our biofactory and R$4.9 million related to the acquisition of machinery and equipment. Our total capital expenditures amounted to R$12.2 million in the six months ended June 30, 2021, of which R$7.8 million related to the acquisition of machinery and equipment and R$4.0 million related to maintenance costs incurred in connection with a planned stoppage at our biofactory.
Our total capital expenditures amounted to R$33.6 million in 2021, of which R$23.5 million related to ongoing construction of the Superbac Innovation Center research and development complex and R$10.1 million related to the acquisition of machinery and equipment. Our total capital expenditures amounted to R$21.2 million in 2020, of which R$19.0 million related to ongoing construction of the Superbac Innovation Center research and development complex and R$2.2 million related to the acquisition of machinery and equipment.
Our business plans contemplate a significant increase in our production volumes over the next few years which would be expected to result in production capacity constrains by as early as 2023. Accordingly, we intend to pursue the following material investments over the coming years:
•
in 2022 and 2023, maintenance and upkeep of existing plants and facilities;

•
in 2023 and 2024, expansion of our pelletizing and mixing facilities to increase our capacity to produce crop nutrition solutions;

•
in 2027, expansion of our biofactory; and

•
from 2026 to 2029, construction or acquisition of a new biofactory.

We expect to fund our planned capital expenditures through cash received as a result of the Business Combination, as well as cash generated from our operations.
Research and Development
The following table summarizes our investments on research and development activities for the periods shown:
	Six Months Ended June 30,		Year Ended December 31,
	2021	2022	2020	2021
	(in millions of R$)
Research and development expenses	4.0	8.6	6.9	8.3
Capitalized development costs	0.7	1.0	1.6	1.7
Total	4.7	9.6	8.5	10.0
We spent 2.5% and 1.4% of our total net operating revenue on research and development activities in 2020 and 2021, respectively. These expenses were primarily towards our research and development efforts to improve our existing biologically-based solutions and develop new biologically-based solutions.
We expect our research and development expenditures to increase as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as potentially licensing or acquiring technology from third parties. We also expect expenditures associated with our manufacturing organization to grow over time as production volume increases and we bring new products to market. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability. With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow. Introducing additional, innovative products is also expected to help support our existing installed base and help drive demand for additional installations of our system.
For a more detailed description of our research and development policies for the last three years, see “Business of SuperBac — Our Biotech Platform” and “Business of SuperBac — Research and Development.”
Contractual Obligations and Other Commitments
Our principal contractual commitments consist of trade accounts payable, repayments of long-term debt, and operating leases.
The following table summarizes our contractual obligations and other commitments as of December 31, 2021:
	Payments due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of R$)
Long term debt obligations(1)	35.0	—	29.2	5.0	0.7
Operating lease obligations(2)	6.0	3.2	2.8	—	—
Derivative instruments(3)	1.0	1.0	—	—	—
Trade accounts payable(4)	137.3	137.3	—	—	—
Total	179.3	141.5	32.0	5.0	0.7

(1)
For a description of our outstanding indebtedness, see “— Liquidity and Capital Resources —  Indebtedness.”

(2)
Our operating lease obligations relate primarily to leases of heavy machinery used at our biofactory and other manufacturing facilities, as well as leases of our office space.

(3)
Our obligations under derivative instruments relate primarily to foreign exchange derivative instruments that we enter into for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials.

(4)
Our obligations under trade accounts payable relate primarily to payment obligations under our supply arrangements for the procurement of raw materials and other feedstocks we use in the manufacturing of our biologically-based solutions.

The following table summarizes our contractual obligations and other commitments as of June 30, 2022:
	Payments due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of R$)
Long term debt obligations(1)	533.6	426.3	100.1	7.2	—
Operating lease obligations(2)	6.9	6.9	—	—	—
Derivative instruments(3)	2.4	2.4	—	—	—
Trade accounts payable(4)	312.1	312.1	—	—	—
Total	855.0	747.7	100.1	7.2	—

(1)
For a description of our outstanding indebtedness, see “— Liquidity and Capital Resources — Indebtedness.”

(2)
Our operating lease obligations relate primarily to leases of heavy machinery used at our biofactory and other manufacturing facilities, as well as leases of our office space.

(3)
Our obligations under derivative instruments relate primarily to foreign exchange derivative instruments that we enter into for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials.

(4)
Our obligations under trade accounts payable relate primarily to payment obligations under our supply arrangements for the procurement of raw materials and other feedstocks we use in the manufacturing of our biologically-based solutions.

Off-Balance Sheet Arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Key Business Metrics
We regularly monitor the following financial and operating metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We therefore believe these financial and operating metrics are useful in evaluating our business and how it operates.
Although these financial and operating metrics are frequently used by investors and securities analysts in their evaluation of companies, such metrics have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our financial and operating metrics may be calculated in a different manner than similarly titled metrics used by other companies.
Recurring Sales Volume
Our recurring sales volume is a key performance indicator that compares our sales volume derived from a base set of customers within our agribusiness industry vertical across comparable reporting periods. We use our recurring sales metrics as important measures of our ability to retain and expand sales volumes generated from existing customers within our agribusiness vertical. In addition, we believe it is also a key indicator of the long-term value of our customer relationships and potential future business opportunities.
We calculate our recurring sales volume by base year as sales volume (in tons) during a given year derived from recurring customers associated with a specific base year.
We define a “customer” as a legal entity from whom we derived net operating revenues within our agribusiness vertical. In situations where an organization has one or more subsidiaries or affiliates, each entity within such organization from whom we derived net operating revenues within our agribusiness vertical is treated as a separate customer.
We define “recurring customers” associated with a base year as a customer from whom we derived net operating revenues within our agribusiness vertical starting from a specific base year and onwards, consecutively, through each subsequent calendar year thereafter.
The following table sets forth our recurring sales volume by base year for the periods indicated:
	Year Ended December 31,
	2020	2021
Recurring sales volume
Base year 2019 (ktons)	221	281
Base year 2020 (ktons)	—	32
Total	221	312
Orders Backlog and Business Plan Achievement Rate
We track our orders backlog (contract value, contract volume and contract price) as an estimate of our future sales within our agribusiness vertical, since our agribusiness vertical usually exhibits up to eight months’ time lag from when a purchase order is placed to revenue recognition upon delivery of the ordered products. Our orders backlog (contract value, contract volume and contract price) over a given period includes all sales orders that have been received within our agribusiness vertical during such period.
Although our orders backlog reflects business associated with sales orders that are considered to be firm, due to the nature of our business, substantially all such sales orders are subject to cancellation or amendment at the customer’s discretion without penalties. Consequently, our orders backlog may differ from actual future sales.Therefore, our orders backlog (contract value, contract volume and contract price) is presented as a performance metric only and is not intended to be viewed as a forecast of our gross revenue, net operating revenue or any other metric.
We calculate our orders backlog metrics as follows:
•
Orders backlog (contract value):   the sum of the contract value (in millions of Brazilian reais) of all sales orders that have been received within our agribusiness vertical over a given period.

•
Orders backlog (contract volume):   the sum of the sales volume (in kilotons) of all sales orders that have been received within our agribusiness vertical over a given period.

•
Orders backlog (contract price):   the average sales price (in Brazilian reais per ton) of all sales orders that have been received within our agribusiness vertical over a given period.

The following table sets forth our orders backlog (contract value, contract volume and contract price) for the period from January 1, 2022 to June 28, 2022:
Period ended June 28, 2022
Orders backlog (contract value) (R$ millions)	1,401
Orders backlog (contract volume) (ktons)	339
Orders backlog (contract price) (R$/ton)	4,128

In addition, we also track our business plan sales achievement rate as a measure of our achievement of the stated sales targets within our agribusiness vertical for the entire calendar year as of a given date within that calendar year. This metric also provides us with a useful indicator of our ability to expand our sales within our agribusiness vertical.
We calculate our business plan sales achievement rate (contract value, contract volume and contract price) as of a given date as our orders backlog (contract value, contract volume and contract price) over a given period divided by the stated sales targets within our agribusiness vertical under our business plan for the relevant calendar year. However, due to the limitations inherent in our orders backlog (contract value) as described above, our business plan sales achievement rate is presented as a performance metric only and is not intended to be viewed as a forecast of our gross revenue, net operating revenue or any other metric.
The following table sets forth our business plan sales achievement rate as of June 28, 2022:
	Business Plan Sales Target	Business Plan Sales Achievement Rate
	For 2022	As of June 28, 2022
Contract value (R$ millions, except percentages)	1,334	105%
Contract volume (ktons, except percentages)	371	91%
Contract price (R$/ton, except percentages)	3,591	115%
Non-IFRS Measures
In addition to our results determined in accordance with IFRS issued by the IASB, we also regularly monitor the following non-IFRS measures, which we believe are useful in evaluating our operating performance. We use the following non-IFRS financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating the merits of the Business Combination, including our valuation and performance as compared with other biotechnology companies, because it provides enhanced consistency and comparability with other firms across our industry, as well as our past financial performance. However, our management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Non-IFRS financial information is presented herein for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.
A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures, included below and not rely on any single financial measure to evaluate our business.
Adjusted EBITDA and Adjusted EBITDA Margin
We calculate Adjusted EBITDA as net income (loss) before financial result (net), income tax and social contribution, depreciation and amortization, present value adjustments, executive compensation, changes in fair value of investment property and certain other non-recurring items. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by net operating revenue.
We present Adjusted EBITDA and Adjusted EBITDA Margin as supplemental information because we believe they provide useful metrics to XPAC’s shareholders, market analysts and the market in general in evaluating the merits of the Business Combination, including our valuation and performance as compared to other companies within our industry. In particular, we believe Adjusted EBITDA and Adjusted EBITDA Margin enhance comparability by isolating certain effects that would otherwise distort comparability between periods and across firms within our industry. In addition, we also present Adjusted EBITDA and Adjusted EBITDA Margin because they are frequently used by market analysts to determine the equity value of companies within our industry, and by our existing creditors in certain of our debt financing instruments. Therefore, in presenting our Adjusted EBITDA and Adjusted EBITDA Margin, we believe we are providing a useful valuation metric from which XPAC’s shareholders, market analysts and the market in general will be able to evaluate the merits of the Business Combination.
Our Adjusted EBITDA and Adjusted EBITDA Margin may be calculated differently from similarly-titled non-IFRS measures used by other companies. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in our financial statements, as further detailed below. In addition, Adjusted EBITDA and Adjusted EBITDA Margin are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining their calculation.
The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit (loss) for the period:
	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
	(in millions of R$, except percentages)
Profit (loss) for the period	(70.8)	(13.1)	(36.7)	37.6
(+) Financial result, net	(83.6)	(4.1)	(23.2)	(0.9)
(+/-) Income tax and social contribution	25.9	7.8	4.3	(13.0)
EBIT	(13.1)	(16.8)	(17.8)	51.5
(+) Present value adjustments(1)	22.1	6.9	31.6	20.7
(+) Executive compensation(2)	11.7	—	22.0	—
(-) Changes in fair value of investment property(3)	—	—	(5.2)	(28.5)
(+) Non-recurring items(4)	—	1.0	(1.8)	(37.3)
Adjusted EBIT	20.7	(8.9)	28.9	6.4
(+) Depreciation and amortization	8.9	1.6	15.9	12.2
Adjusted EBITDA	29.6	(7.3)	44.7	18.6
Net operating revenue	441.0	196.8	706.0	335.7
Adjusted EBITDA Margin	6.7%	(3.7)%	6.3%	5.5%

(1)
Reflects the effects of the adjustment to present value of the revenue recorded upon delivery of our products to the time when net cash flows in relation to those revenues are received, which we adjust by applying an appropriate discount rate that reflects the risks associated with such cash flow streams. We report our net operating revenue net of a present value adjustment, which is an accounting practice followed by some, but not all, of our comparable peer firms. Therefore, in light of the variability of revenue presentation practices within our industry, we calculate our Adjusted EBITDA exclusive of a present value adjustment, which is intended to enhance comparability by isolating the effects of significant variability across firms’ capital structure, cost of capital, billing cycles, revenue recording methodology and accounts receivable financing strategies within our industry, which can significantly impact each firm’s present value adjustments and cause distortions in comparability. Therefore, we believe that, by excluding present value adjustment from our calculation of Adjusted EBITDA, we ultimately enhance comparability across firms and enable investors to better evaluate the merits of the Business Combination, including our valuation and performance as compared to other similarly situated companies within our industry (irrespective of whether or not they present their revenues net of a present value adjustment). Furthermore, we believe that the present value adjustment is a frequently used adjustment to EBIT or EBITDA by market analysts in evaluating companies within our industry that similarly report their revenues net of a present value adjustment because it enhances their ability to compare such companies with other companies within our industry that do not present their revenues net of a present value adjustment. Our existing creditors similarly calculate our Adjusted EBITDA in certain of our debt financing instruments by excluding net present value for the same reasons stated above.

(2)
Reflects stock-based compensation charges incurred in connection with the Business Combination.

(3)
Reflects primarily appreciation in the fair value of our Tangara farm. Our Tangara farm is not a fundamental asset for our core business, and such changes in the fair value of our investment property do not reflect gains or expenses that we deem necessary to operate our business in the ordinary course. Moreover, we currently intend to divest our Tangara farm by the end of 2023, at which point such gains or expenses are expected to cease.

(4)
In the six months ended June 30, 2021, reflects primarily expenses incurred in connection with non-recurring litigation expenses relating to our Tangara farm in the amount of R$1.0 million. In 2021, reflects primarily the reversion of earn-out expenses in the amount of R$4.5 million relating to SuperBac’s acquisition of an equity interest in SuperBac Fertilizantes, which was partially offset by (i) expenses incurred in connection with non-recurring litigation expenses relating to our Tangara farm in the amount of R$1.6 million, and (ii) other expenses incurred in connection with our Tangara farm in the amount of R$ 1.2 million. We consider expenses incurred in connection with our Tangara farm to be non-recurring in nature because our Tangara farm is not a fundamental asset for our core business, and we do not consider such expenses to be necessary to operate our business in the ordinary course. Moreover, we currently intend to divest our Tangara farm by the end of 2023, at which point such expenses are expected to cease. In 2020, reflects primarily a reversal in provisions for expected credit losses totaling R$37.5 million resulting from a collection settlement with a single, large delinquent customer.

Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and include the accounts of our subsidiaries that meet the consolidation requirements for accounting purposes. All intercompany transactions have been eliminated in consolidation.
Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below.
Impairment of Non-Financial Assets
We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and, at least, on a yearly basis. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators.
Typical indicators that an asset may be impaired include:
•
a significant adverse change in legal factors in the business climate;

•
an adverse action or assessment by a regulator;

•
a significant adverse change in the extent or manner in which a long-lived asset is being utilized or in its physical condition.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use.
The fair value less costs of disposal calculation is based on available data from binding sales transactions for similar assets or market prices less incremental costs of disposing of the asset.
Our management reviews the net carrying amount of assets on an annual basis and/or whenever a specific event occurs, with the purpose of assessing events or changes in economic, operational or technological circumstances that may indicate depreciation or impairment loss. When such evidence is found and the net carrying amount exceeds the recoverable amount, a provision for impairment is recorded adjusting the net carrying amount to the recoverable amount. These losses are recognized in profit or loss for the year as identified.
Fair Value Measurement of Financial Instruments
When measuring the fair value of an asset or a liability, we use observable market information. Fair values are classified at different levels in a hierarchy, as follows:
•
Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model.
The inputs considered in these models are taken from observable markets where possible.
In situations where these inputs cannot be derived from observable markets, a degree of judgment is required to establish their fair values. The associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors could affect the fair value of financial instruments. Additional information about the assumptions used in measuring fair values is included in the note of financial instruments.
Provisions for Tax, Civil and Labor Contingencies
We are subject to some legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We established provisions for tax, civil and labor contingencies. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, possible or probable and whether it can be reasonably estimated.
The assessment of the likelihood of loss includes assessment of available evidence, the hierarchy of laws, available case law, the most recent court decisions and their relevance in the legal system, as well as the opinion of external legal advisors. The provisions are reassessed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax inspection conclusions, or additional exposures identified based on new matters or court decisions.
The settlement or resolution of these proceedings may result in amounts different from those estimated, due to inaccuracies inherent in the assessment process. We review our estimates and assumptions on at least an annual basis.
Expected Credit Losses
Allowances for losses on financial assets are based on assumptions about default risk and expected loss rates. The Company applies judgment in establishing these assumptions and in selecting the data for the impairment calculation, based on future estimates at the end of each year, our history and existing market conditions.
We recognize an allowance for expected credit losses when it is expected that we will not be able to receive all amounts due in accordance with the terms of these accounts receivable, based on risk analysis and taking into account the historical performance of customers.
We consider a financial asset to be in default when contractual payments are overdue more than 180 days. Based on historical data, the percentage of invoices issued that were paid overdue, or never paid, is calculated.

Customers are classified in the credit analysis area by assessing the customer’s credit quality, taking into consideration its financial position, past experience and other factors. Individual risk limits are determined based on internal or external ratings according to the limits determined by our board of directors. The use of credit limits is monitored regularly. We limit our exposure to credit risk by obtaining guarantees from customers, being mortgages, pledges, among others.
Recoverability of Deferred Tax Assets
Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of the deferred tax asset that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.
Development Costs
Development costs are capitalized in accordance with the accounting policy described in note 2.4.11 to our consolidated financial statements included elsewhere in this proxy statement/prospectus relating to intangible assets. The initial capitalization of costs is based on management’s judgment that technological and economic feasibility will generally be confirmed when a product development project has reached a certain point following an established project management model. In determining the amounts to be capitalized, our management makes assumptions about the project’s expected future cash generation, discount rates to be applied and the expected period of benefits.
Recent Accounting Pronouncements
See note 2.11 to our consolidated financial statements included elsewhere in this proxy statement/registration statement for more information.
JOBS Act Accounting Election
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. Under the JOBS Act, for as long as we are an “emerging growth company,” we may delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
Material Weaknesses in Internal Controls
We have identified material weaknesses in our internal control over financial reporting as of December 31, 2021. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For additional information regarding the material weaknesses identified, see “Risk Factors — Risks Related to SuperBac’s Business and Industry — We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations and/or prevent fraud.”
Quantitative and Qualitative Disclosure About Market Risk
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Information relating to quantitative and qualitative disclosures about these market risks is described below. For an in-depth discussion of risk management and quantitative and qualitative market risk, see note 27 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for more information.
Credit risk
Credit risk is the risk of incurrence of losses by us due to default of our customers or financial institutions that hold our cash and cash equivalents, which would result in financial losses. Our operating activities, primarily regarding trade accounts receivable; investment activities, including deposits in banks and financial institutions; and other financial instruments, generate our exposure to credit risk.
We aim to mitigate credit risk associated with our financial investments and cash equivalents by transacting only with financial institutions possessing a perceived low risk profile, as assessed by independent credit rating agencies.
The following table sets forth our exposure to credit risk as of the dates indicated:
	As of June 30, 2022	As of December 31,
		2020	2021
	(in millions of R$)
Cash and cash equivalents	105.9	64.0	56.4
Financial investments	18.2	6.4	17.3
Trade accounts receivable	139.5	115.6	125.2
Trade accounts receivable – related parties	6.9	85.5	6.5
Other assets	39.6	5.1	4.2
Total	310.1	276.6	209.6
We aim to mitigate credit risk associated with our trade accounts receivable by assessing each customer’s credit profile, taking into consideration their financial position, past experience and other factors, then assigning a credit rating classification to such customers according to their perceived credit quality. Individual risk limits are determined based on internal or external ratings according to the limits determined by our board of directors, which credit limits are monitored regularly. In certain cases, we also aim to limit our exposure to credit risk by obtaining collateral from customers, such as mortgages, asset pledges, among others.
The following table sets forth the balance of our trade accounts receivable as of the dates indicated:
	As of June 30, 2022	As of December 31,
		2020	2021
	(in millions of R$)
Not yet due	157.5	124.3	136.6
Overdue
Within 30 days	0.1	1.1	0.1
From 31 to 90 days	—	0.2	0.2
From 91 to 180 days	—	2.8	1.8
From 181 to 360 days	0.1	2.9	0.2
Over 360 days	26.2	28.8	26.7
Total overdue	26.4	35.8	29.0
Total	183.9	160.1	165.6
We recognize an allowance for expected credit losses when we expect we will not be able to receive all amounts due in accordance with the terms of our accounts receivable, based on risk analysis and taking into account the historical performance of customers.
We consider a financial asset to be in default when contractual payments are overdue for more than 180 days. The percentage of invoices issued that were paid overdue, or never paid, is calculated based on historical data. When we are unable to collect or make adjustments to our bills to customers, we incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods during which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time.

We have historically experienced a low level of default. The level of default of our clients, calculated on our net operating revenue, was 0.82% in 2021 and 2.47% in 2020, in both cases, within our provisioned amounts. We currently do not expect to incur any default losses beyond those for which amounts have already been provisioned.
The following table sets forth the composition of the total trade accounts receivable, including the present value adjustment and provision for expected losses:
	As of June 30, 2022	As of December 31,
		2020	2021
	(in millions of R$)
Trade accounts receivable	183.9	160.1	165.6
Present value adjustment	(11.1)	(7.3)	(9.1)
Expected credit loss	(33.4)	(37.4)	(31.4)
Total	139.4	115.4	125.1
Liquidity risk
Liquidity risk is the risk that we may not have sufficient cash or other assets to meet our obligations under our financial liabilities on their respective maturity dates. Our approach to managing liquidity risk is to ensure, to the greatest extent possible, that we maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring material losses.
Our cash requirements are seasonal, with our peak cash requirements occurring from June through September of each year (whenever we choose to build up our raw material inventories in advance of our peak production period). Accordingly, we may experience a liquidity mismatch between the payment terms of our raw materials and other operating costs, which must be paid on an ongoing basis, and the deferred payment terms of our accounts receivable, which are usually paid upon the conclusion of the harvest season. To finance our operations during this intervening period, we obtain working capital financing with banks, which we tend to repay upon the conclusion of the harvest season as our customers begin to repay us. See “— Significant Factors Affecting Our Financial Condition and Results of Operations — Seasonality,” “Business of SuperBac — Seasonality” and “Risk Factors — Risks related to SuperBac’s Business and Industry — We are subject to the effects of inherent seasonality in the agricultural industry.”
The following table sets forth information on our financial liabilities as of the date indicated:
	Payments due by Period
As of December 31, 2021	Carrying amount	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
	(in millions of R$)
Suppliers	137.3	137.3	—	—	—
Derivative financial instruments	2.5	2.5	—	—	—
Borrowings and financing	278.2	243.2	29.2	5.1	0.7
Total	418.0	383.0	29.2	5.1	0.7
The following table sets forth information on our financial liabilities as of the date indicated:
	Payments due by Period
As of June 30, 2022	Carrying amount	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
	(in millions of R$)
Suppliers	312.1	312.1	—	—	—
Derivative financial instruments	2.4	2.4	—	—	—
Borrowings and financing	533.6	426.3	77.6	22.5	7.2
Total	848.1	740.8	77.6	22.5	7.2

Exchange Rate risk
Foreign exchange risk arises from the possibility that changes in exchange rates will affect the values of the financial assets and liabilities denominated in foreign currencies against the Brazilian real, which is our functional currency, in case we do not hedge the currency exposure by hedging instruments. Our exposure to foreign exchange variation is derived from the costs of inputs we use to manufacture our crop nutrition solutions, since their prices are generally linked to international market prices denominated in U.S. dollars. In addition, we are also exposed to liabilities relating to borrowings and financings that are denominated in U.S. dollars, primarily our FINIMP loans. We enter into foreign exchange derivative instruments for hedging purposes with the objective of partially mitigating risks of price increases in certain inputs we use in our production processes as well as our U.S. dollar exposure under our FINIMP loans; however, our hedging strategies may not always be successful.
In addition, the effect of foreign exchange rate variations also affects demand for our crop nutrition solutions. An appreciation of the Brazilian real in relation to the U.S. dollar tends to decrease the amounts that our clients that sell into U.S. dollar denominated markets receive in Brazilian reais for their crops, so they are incentivized to reduce production. This tends to decrease demand for the crop nutrition solutions we sell to such clients, which negatively affects our revenue generating capacity.
The following table sets forth a sensitivity analysis regarding our exposure to exchange rate risk from foreign currency-denominated raw material inputs and U.S. dollar denominated loans and borrowings. The scenario represents a variation of December 31, 2021 exchange rates over the next 12 months under a 25% and a 50% exchange rate depreciation scenario, assuming all other variables remain constant.
	Impact on P&L and Equity
	December 31, 2021	Scenario I (25%)	Scenario II (50%)
	(in millions of R$)
Foreign suppliers	56.4	14.1	28.2
Borrowings and financing	40.4	10.1	20.2
Net exposure	96.8	24.2	48.4
The following table sets forth a sensitivity analysis regarding our exposure to exchange rate risk from foreign currency-denominated raw material inputs and U.S. dollar denominated loans and borrowings. The scenario represents a variation of June 30, 2022 exchange rates over the next 12 months under a 25% and a 50% exchange rate depreciation scenario, assuming all other variables remain constant.
	Impact on P&L and Equity
	June 30, 2022	Scenario I (25%)	Scenario II (50%)
	(in millions of R$)
Foreign suppliers	59.0	14.7	29.5
Borrowings and financing	143.4	35.8	71.7
Net exposure	202.4	50.5	101.2
Interest Rate Risk
Interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument. Our main exposure to interest rate risk is related to loans and borrowings payable subject to variable interest rates, principally the CDI Rate, which is the interbank overnight interest rate in Brazil, but also the TJLP rate, which is the rate primarily used for loans and financings incurred to expand our manufacturing facilities. As of December 31, 2021, approximately 60.9% of our loans and borrowings were subject to floating interest rates. As of June 30, 2022, approximately 58.8% of our loans and borrowings were subject to floating interest rates.
The following tables set forth a sensitivity analysis regarding our exposure to interest rate risk. The scenario represents a variation of December 31, 2021 interest rates over the next 12 months under a 25% and a 50% interest rate increase scenario, assuming all other variables remain constant.

	Impact on P&L and Equity
	December 31, 2021	Scenario I (25%)	Scenario II (50%)
	(in millions of R$)
Cash and cash equivalents	56.4	1.2	2.4
Financial investments	17.3	0.4	0.7
Trade accounts receivable – related parties	6.5	0.1	0.3
Borrowings and financing	(243.2)	(3.5)	(10.2)
Total	(163.0)	(1.8)	(6.8)
The following tables set forth a sensitivity analysis regarding our exposure to interest rate risk. The scenario represents a variation of June 30, 2022 interest rates over the next 12 months under a 25% and a 50% interest rate increase scenario, assuming all other variables remain constant.
	Impact on P&L and Equity
	June 30, 2022	Scenario I (25%)	Scenario II (50%)
	(in millions of R$)
Cash and cash equivalents	105.9	3.1	6.2
Financial investments	18.2	0.5	1.1
Trade accounts receivable – related parties	6.9	1.9	3.9
Borrowings and financing	(533.6)	(9.2)	(18.4)
Total	(402.6)	(3.7)	(7.2)
Commodities Risk
We are exposed to fluctuations in the market prices of raw material feedstocks used to manufacture our crop nutrition products and other biologically-based solutions. The prices of these inputs are subject to variations as a result of numerous factors, including changes in agricultural commodity prices, exchange rate fluctuations, freight costs and duties and international economic conditions. The prices of our imported raw materials are fixed in U.S. dollars at the time that we commit to purchase them. The average time for receipt of imported products from the date of delivery is 45 days, which subjects us to intervening foreign exchange rate fluctuations that are beyond our control. We also enter into foreign exchange derivative instruments for hedging purposes with the objective of partially mitigating risks of price increases in certain raw materials we use in our production processes; however, our hedging strategies may not always be successful.
In addition, changes in agricultural commodity prices affect demand for our crop nutrition solutions, as our clients that sell such agricultural commodities are incentivized to reduce production. This tends to decrease demand for the crop nutrition solutions we sell to such clients, which negatively affects our revenue generating capacity.

CERTAIN XPAC RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In March 2021, our Sponsor paid an aggregate of $25,000 to cover certain of our expenses on behalf of us in exchange for the issuance of 5,750,000 XPAC Class B Ordinary Shares, par value $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.004 per share.
Up to 750,000 XPAC Founder Shares were subject to forfeiture by our Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of XPAC Founder Shares collectively represent 20% of XPAC’s issued and outstanding shares after the IPO. Since the underwriter did not exercise the over-allotment option in full, the Sponsor surrendered 259,717 XPAC Class B Ordinary Shares, which were forfeited by XPAC. As a result of such forfeiture, there were as of September 30, 2022, 5,490,283 XPAC Class B Ordinary Shares issued and outstanding.
The Sponsor and XPAC’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the XPAC Founder Shares until the earlier of (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the last reported sale price of XPAC Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a business combination, or (y) the date on which XPAC completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of XPAC shareholders having the right to exchange their XPAC Class A Ordinary Shares for cash, securities or other property.
On May 12, 2021, our Sponsor transferred 90,000 XPAC Founder Shares in the aggregate to XPAC’s independent directors (30,000 XPAC Founder Shares to each of Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde) (the “Director Shares”) at a price of $0.004 per share for gross proceeds of approximately $390. The fair value of the Director Shares was $8.01 per share or $720,459 in total as of May 12, 2021, which was calculated using a valuation model that takes into account various assumptions such as the probability of successfully completing the Business Combination among other factors. The excess fair value over the purchase price of $720,068 is deemed to be a benefit to XPAC under SEC Staff Accounting Bulletins, Topic 5A. As the assignment agreement underlying the Director Shares contains a performance obligation contingent upon consummation of the Business Combination, the expense will not be recognized until such time as the Business Combination is considered probable. A liquidity event such as a change in control or business combination is not considered probable under ASC Topic 718, “Compensation — Stock Compensation,” and as such this will not be recorded until the consummation of the Business Combination.
In connection with the IPO, our Sponsor purchased an aggregate of 4,261,485 private placement warrants at a price of $1.00 per warrant. Each private placement warrant may be exercised for one XPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as provided herein. The private placement warrants (including the XPAC Class A Ordinary Shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the consummation of our initial business combination.
We engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as our financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, for which it received an advisory fee of $1,725,443. Additionally, XP Investimentos will be entitled to a $2,305,919 deferred advisory fee that XPAC agreed to pay in connection with the IPO upon the consummation of a business combination. This is included in our financial statements as “Deferred advisory fee — related party” as of September 30, 2022, and December 31, 2021.
Additionally, XPAC engaged XP Investments US, which is an affiliate entity of XP as a Co-Placement Agent in connection with seeking PIPE Investments.
In addition, the Sponsor engaged a third-party professional services provider on behalf of XPAC to conduct business due diligence services. The $0.5 million payment of such fees was deemed to be a benefit to XPAC under SAB Topic 5A and was recorded to accumulated deficit and formation and operating expenses.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our directors and officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
We entered into an Administrative Services Agreement pursuant to which the Sponsor may charge XPAC a total of $10,000 per month for office space, administrative and support services. Upon consummation of our initial business combination or our liquidation, we will cease paying any of these monthly fees. Accordingly, in the event the consummation of our initial business combination takes until August 3, 2023, our Sponsor could be paid a total of $240,000 ($10,000 per month) for office space, administrative and support services, and will be entitled to be reimbursed for any out-of-pocket expenses. As of September 30, 2022, the Sponsor has not charged, and does not intend to charge in the future, any amount in relation to the provision of these services. As a result, XPAC has not incurred or accrued for any expense related to this Administrative Services Agreement.
Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In March 2021, the Sponsor issued the Promissory Note, pursuant to which XPAC could borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing. On December 27, 2021, the Promissory Note was amended to be payable upon consummation of the Business Combination. As of December 31, 2021, XPAC had $84,412 outstanding under the Promissory Note. On February 7, 2022, XPAC borrowed $215,588 under the Promissory Note issued by the Sponsor. As a result, as of the September 30, 2022, XPAC had $300,000 outstanding under the Promissory Note.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor may, but is not obligated to, loan us funds as may be required, thought Working Capital Loans. If we complete the Business Combination, XPAC may repay the Working Capital Loans out of the proceeds of the Trust Account released to XPAC. In the event that the Business Combination does not close, XPAC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2022, and December 31, 2021, XPAC had no outstanding borrowings under the Working Capital Loans. The Sponsor has agreed in the Sponsor Support Agreement that, to the extent that the Sponsor or any its affiliates lends to XPAC any funds to finance XPAC (including to finance transaction costs or any working capital deficiencies), the Sponsor agrees that its shall not convert, and shall cause its affiliates not to convert, any such loans into warrants or other equity interests in, or convertible into, equity interests in XPAC.
After our initial business combination, members of XPAC’s management team who remain with post-business combination company may be paid consulting, management or other fees from the post-business combination company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.
Related Party Policy
We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted our Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the XPAC Board (or the appropriate committee of the XPAC Board) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving XPAC.
In addition, our audit committee, pursuant to its written charter, will be responsible for reviewing and approving “related party transactions” to the extent that we enter into such transactions. A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees.
An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, directors or officers, or our or any of their respective affiliates.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an XP affiliated entity unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking or an independent accounting firm that our initial business combination is fair to XPAC from a financial point of view. Furthermore, there will be no finder’s fees, reimbursements or cash payments (such as private placement advisory services or other fees) made by us to our Sponsor, directors or officers, or our or any of their respective affiliates, for services rendered to us prior to or in connection with the consummation of our initial business combination, other than the following payments, none of which will be made from the proceeds of the IPO and the sale of the private placement warrants held in the Trust Account prior to the consummation of our initial business combination:
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repayment of an aggregate of $300,000 in loans made to us by our Sponsor to cover offering-related and organizational expenses;

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payment to our Sponsor of a total of up to $10,000 per month for office space, administrative and support services;

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payment of customary fees for financial advisory services;

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reimbursement for any out-of-pocket expenses related to identifying, investigating and completing our initial business combination (excluding for the avoidance of doubt any success or finders’ fee of any private placement advisory services or other material fees); and

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repayment of loans which may be made by our Sponsor or an affiliate of our Sponsor or certain of our directors and officers to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto.
The above payments may be funded using the net proceeds of the IPO and the sale of the private placement warrants not held in the Trust Account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the Trust Account released to us in connection therewith.
Sponsor Support Agreement
On April 25, 2022, the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to:
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vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals;

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be present at the XPAC shareholders’ meeting for purposes of constituting a quorum;

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vote against any proposals that could reasonably be expected to (i) delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document or which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document and the transactions contemplated thereby, or (ii) intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document or would reasonably be expected to result in (a) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document or (b) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document not being fulfilled;

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not redeem any XPAC Securities held by it;

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not transfer any XPAC Securities held by it prior to the Acquisition Merger, subject to certain exceptions;

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lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, during the periods of one year and 30 days, respectively, commencing as of the Acquisition Closing, subject to certain exceptions, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

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not to convert any working capital loans into XPAC warrants or other equity interests in, or convertible into, equity interests in XPAC;

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reimburse PubCo for the Excess of XPAC Transaction Expenses on the terms and subject to the conditions set forth in the Sponsor Support Agreement, which may be in the form of a dollar-for-dollar cash reimbursement from the Sponsor to PubCo or the Sponsor’s forfeiture of an equivalent amount of PubCo Class A Ordinary Shares;

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surrender and forfeit, for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares, as set forth under “The Business Combination Agreement — Consideration to be Received in the Business Combination — XPAC Shareholders Merger Consideration;” and

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waive and not exercise, assert or perfect any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the Existing Governing Documents), including those rights that would otherwise apply pursuant to Section 17.3 of the Existing Governing Documents as a result of the issuance of PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document (which, for the avoidance of doubt, does not include their rights under Section 17.8 of the Existing Governing Documents, which provides that in no event may any XPAC Founder Share convert into PubCo Ordinary Shares at a ratio that is less than one-for-one).

In addition, pursuant to the Sponsor Support Agreement, upon the Acquisition Closing, the provisions of the Sponsor Support Agreement shall supersede the provisions contained in the Sponsor IPO Letter Agreement.
As of the date of this proxy statement/prospectus, no proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates hold any XPAC Ordinary Shares.
A&R Registration Rights Agreement
Concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain SuperBac shareholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement within 30 days after the Acquisition Closing. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing.
Following the Acquisition Closing, (i) holders of an aggregate of up to 29,463,188 PubCo Ordinary Shares will have registration rights pursuant to the A&R Registration Rights Agreement, and (ii) the resale of up to 4,347,826 PubCo Class A Ordinary Shares issuable pursuant to the exercise of the Modal Warrants is expected to be registrable pursuant to registration rights provisions of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, which, in the aggregate, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, represents 47.2% and 68.0%, respectively, of the outstanding PubCo Ordinary Shares (assuming a cash exercise in full of the Modal Warrants, but without taking into account any additional dilution sources, such as the PubCo Warrants).
Director Independence
Nasdaq listing standards require that a majority of the directors on the XPAC Board be independent within one year of the IPO. An “independent director” is defined generally as a person who, in the opinion of the relevant company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder, stockholder or officer of an organization that has a relationship with the company). Our independent directors have regularly scheduled meetings at which only independent directors are present. The XPAC Board has determined that Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

CERTAIN SUPERBAC RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
As a Brazilian corporation, SuperBac adopted corporate governance policies and practices required by applicable legislation to govern transactions with related parties, including those requirements of Brazilian Corporate Law. Brazilian Corporate Law prohibits a company’s management from, among other matters (i) performing any action that may result in a personal advantage at the company’s expense, (ii) receiving any personal advantage from third parties arising, directly or indirectly, as a result of the exercise of that person’s responsibilities with the company and (iii) participating in any transaction, or resolution with respect thereto taken by management, in which they have a conflict of interest.
Prior to or concurrently with the completion of this Business Combination, PubCo intends to adopt a new related party transaction policy. SuperBac expects that this related party transaction policy will require certain related party transactions to be approved by PubCo’s board of directors or a designated committee thereof, which may include the audit committee, once implemented.
Below is a description of agreements between SuperBac and its related parties.
Loans and Borrowings
Between 2015 and 2021, SuperBac entered into 29 loan agreements and other agreements ancillary thereto with Luiz Augusto Chacon de Freitas Filho or vehicles controlled by, or affiliated with, Luiz Augusto Chacon de Freitas Filho, for the purpose of financing or otherwise facilitating our acquisition of SuperBac Fertilizantes, with the final step acquisition having been consummated on December 31, 2021. The aggregate notional value of all such loan agreements totaled R$63.4 million, and as of December 31, 2021, R$74.8 million were outstanding under those loan agreements, all of which remained in effect as of such date. All such loan agreements will be unwound as of the Acquisition Closing pursuant to the terms of the SuperBac Reorganization, and all amounts under such loans will be deemed repaid as of such date.
SuperBac Reorganization
Until December 21, 2021, SuperBac held 76.52% of the equity interests in its subsidiary, Superbac Fertilizantes . On December 6, 2021, SuperBac entered into a reorganization agreement by and among SuperBac and certain of its shareholders, pursuant to which, among other things, SuperBac acquired the remaining 23.48% of the equity interests of Superbac Fertilizantes then indirectly held by Luiz Augusto Chacon de Freitas Filho through Bio-Gênesis, a vehicle controlled by Luiz Augusto Chacon de Freitas Filho and SuperBac’s most significant direct shareholder and, in consideration therefor, SuperBac agreed to discharge certain debts owed to it totaling, in the aggregate, R$99.7 million by Bio-Gênesis. As a result, effective as of December 22, 2021, SuperBac has held 100% of SuperBac Fertilizantes total and voting share capital.
The SuperBac Reorganization involved the following material related party transactions:
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Reorganization Agreement, dated as of December 6, 2021, by and among SuperBac, Bio-Genesis, Luiz Augusto Chacon de Freitas Filho, the Temasek Entities, SB Participações S.A. (“SB Participações”), Fourbac Participações S.A. (“Fourbac Participações”) and SuperBac Fertilizantes, pursuant to which the parties agreed to the main terms of the SuperBac Reorganization (“the “Reorganization Agreement”). For more information on the SuperBac Reorganization, see “The Business Combination Agreement —  The SuperBac Reorganization.”

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Share Purchase Agreement, dated as of December 22, 2021, entered into by and among SuperBac, Bio-Genesis and SuperBac Fertilizantes pursuant to which SuperBac agreed to acquire the remaining 23.48% equity interest in SuperBac Fertilizantes held by Bio-Genesis at an acquisition price of R$14 million plus an earn-out payment of R$99.7 million. For more information, see “The Business Combination Agreement — The SuperBac Reorganization.”

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Term of Agreement, dated as of December 22, 2021, by and among SuperBac, Luiz Augusto Chacon de Freitas Filho, Fourbac Participações, SB Participações, Sommerville Investments, Orjen Investments, Bio-Genesis and SuperBac Fertilizantes, pursuant to which SuperBac agreed to (i) grant to Luiz Augusto Chacon de Freitas Filho a tax indemnity payment of R$2.5 million (as adjusted by the CDI Rate), and (ii) forgive certain indebtedness owed to SuperBac by Luiz Augusto Chacon de Freitas Filho in the amount of R$5.3 million (as adjusted by the CDI Rate).
Other ancillary agreements entered into by and among SuperBac and certain of its related parties in relation to the SuperBac Reorganization included (i) a Credit Assignment Agreement, dated as of December 22, 2021, by and between SuperBac, SuperBac Fertilizantes and Bio-Gênesis; (ii) an Assignment Agreement of New Warrant, dated as of January 26, 2022 by and among Bio-Gênesis and GIC Patrimonial Ltda., with SuperBac and SuperBac Fertilizantes, among others, as intervening and consenting parties; (iii) a Share Swap Agreement, dated as of December 22, 2021, by and between the Temasek Entities and Bio-Gênesis, with SuperBac as intervening and consenting party; and (iv) an Offset Agreement, dated as of December 22, 2021, by and between Luiz Augusto Chacon de Freitas Filho, SuperBac, SuperBac Fertilizantes, the Temasek Entities, SB Participações, Fourbac Participações and Bio-Gênesis. These agreements are ancillary in nature and their main purpose was to implement the transactions agreed upon pursuant to the Reorganization Agreement and the other agreements detailed above.
Transactions with Officers and Directors
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In 2021 and 2020, SuperBac paid an aggregate of R$12.6 million and R$9.3 million, respectively, in cash compensation to SuperBac’s executive officers and directors as a group in connection with the discharge of their managerial duties at SuperBac. In the six months ended June 30, 2022 and 2021, SuperBac paid an aggregate of R$7.3 million and R$6.3 million, respectively, in cash compensation to SuperBac’s executive officers and directors as a group. SuperBac’s chief executive officer also benefits from retirement plan contributions amounting to 8.0% of his salary, and SuperBac incurred costs with this benefit totaling R$0.2 million and R$0.1 million in 2021 and 2020, respectively, and R$0.1 million and R$0.1 million in the six months ended June 30, 2022 and 2021, respectively.

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In 2021, SuperBac commenced awarding options to purchase SuperBac Class A preferred shares and SuperBac Class B preferred shares to certain of SuperBac’s executive officers under the April 2021 SuperBac ESOP and the September 2021 SuperBac ESOP. SuperBac has not yet recorded any expenses in connection with such equity awards, but it has provisioned R$22.0 million in 2021 and R$11.7 million for the six month ended June 30, 2022 for expenses expected to be incurred in connection with the consummation of the Business Combination. For information regarding options, see “Executive Compensation — Pre-Business Combination Share Incentive Plans.”

For information relating to the Transaction Documents and other agreements relating to the Business Combination that have been entered into between SuperBac and certain of its related parties, see “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination.”

PUBCO MANAGEMENT FOLLOWING THE BUSINESS COMBINATION
Executive Officers and Directors
The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as PubCo’s directors and executive officers following the closing of the Business Combination. The corporate address for PubCo’s directors and executive officers is Rua Santa Mônica, 1025, Parque Industrial San Jose, Cotia — São Paulo, Brazil CEP: 06715-865.
The names and biographies of the remaining directors of PubCo following the closing of the Business Combination will be included in a subsequent amendment to the registration statement of which this proxy statement/prospectus forms part.
Name	Age	Position(s) to be Held in PubCo Following the Business Combination
Luiz Augusto Chacon de Freitas Filho	47	Chairman of the Board, Chief Executive Officer, Director(1)
Guilherme Teixeira	38	Director(2)
Camilo de Oliveira Tedde	58	Independent Director(2)
Mozart Fogaça Júnior	53	Vice President
Wilson Ernesto da Silva	51	Chief Financial Officer
Giuliano Pauli	38	Chief Operating Officer
André Luiz Morais	49	Chief Marketing Officer
Marco Antonio Gomes	58	Chief Human Resources Officer

(1)
SuperBac Founder’s designee

(2)
Sponsor’s designee

As mentioned above, Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) will both be appointed as directors of PubCo after the consummation of the Business Combination. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.
Luiz Augusto Chacon de Freitas Filho
Mr. Chacon is the founder of SuperBac and will serve as the Chairman of the Board and Chief Executive Officer of PubCo upon the consummation of the Business Combination. Mr. Chacon is responsible for SuperBac’s strategic vision and disruptive innovation, as well as the management and growth of SuperBac’s operations. Mr. Chacon holds a bachelor’s degree in business administration from Mackenzie University, and he has been an entrepreneur since 1994. We believe Mr. Chacon is well qualified to serve as a member of PubCo’s board of directors due to his intimate knowledge of SuperBac, his experience serving as chief executive officer of SuperBac since its inception and his unique position as SuperBac’s founder.
Guilherme Teixeira
Mr. Teixeira is based in Brazil and has over 15 years of equity investment and M&A experience across a wide range of industries. Mr. Teixeira is a partner of XP and a managing director of the Private Equity division. Previously he was a partner of Vinci Capital Partners (Nasdaq: VINP), a leading alternative asset manager in Brazil. During his tenure at Vinci, he was part of the team that managed Vinci Capital Partners II, a $1.4 billion private equity fund and Vinci Capital Partners III, a $1.0 billion private equity fund. Both funds focused on investments in Brazilian companies. Vinci Capital Partners II invested in eight portfolio companies in the insurance, car rental, retail, real estate, restaurants, industrial, education and O&G sectors, and Vinci Capital Partners III, invested in three portfolio companies in the TMT, healthcare and food service segments. Mr. Teixeira served on the board of directors of Austral Resseguradora S.A. (reinsurance), Cecrisa Revestimentos Cerâmicos S.A. (industrial), Vitru Ltd. (NASDAQ: VTRU) (education) and CURA — Centro de Ultrassonografia e Radiologia S.A. (Grupo Cura) (healthcare) and currently serves on the board of directors of Brasil Olhos, Botoclinic, Pottencial Seguradora and AZ Quest. Mr. Teixeira holds a B.Sc in Engineering from Pontifícia Universidade Católica (PUC-RJ) and is a certified Chartered Financial Analyst (CFA).
Camilo de Oliveira Tedde
Mr. Tedde has over 25 years of experience in managing companies in the fast-moving consumer goods (FMCG) and healthcare sectors. He served at GlaxoSmithKline Brasil Ltda., as the CEO/President of the GSK Consumer Healthcare operations in Brazil, from September 2020 to September 2021, and in Colombia, from January 2020 to December 2020. Before joining GSK, Mr. Tedde held senior positions at Pfizer, Merck, Newell Brands, Wyeth, Reckitt Benckiser and Pepsico, leading these companies in Brazil, Colombia, Peru, Chile, Portugal and Canada. Mr. Tedde received a bachelor’s degree in business administration from Universidade de Sorocaba.
Mozart Fogaça Júnior
Mozart Fogaça Júnior will serve as PubCo’s Vice President upon the consummation of the Business Combination. Mr. Fogaça Júnior has served as SuperBac’s Vice President since 2019. Prior to his time at SuperBac, Mr. Fogaça Júnior served as a member of the board of directors at Yuan Longping High-Tech Agriculture Co. in 2019; as President for Latin America at LongPing High-Tec Agriculture Co. from 2018 to 2019; and as Vice President of Strategy (Seeds & Biotech) at Dow DuPont from 2017 to 2018. Prior to his time at Dow DuPont, Mr. Fogaça Júnior held multiple leadership positions at Dow AgroSciences from 1996 to 2017, having led various crop protection, seeds, and biotechnology projects in Latin America. Mr. Fogaça Júnior holds a bachelor’s degree in agronomy from Centro Regional Universitário do Espírito Santo, and an MBA from Fundação Getulio Vargas.
Wilson Ernesto da Silva
Wilson Ernesto da Silva will serve as PubCo’s Chief Financial Officer upon the consummation of the Business Combination. Mr. Ernesto da Silva has served as SuperBac’s Chief Financial Officer since 2020. Prior to his time at SuperBac, Mr. Ernesto da Silva served as Chief Financial Officer at Acqua Capital from 2018 to 2020; as Chief Financial Officer at CHS Brazil from 2014 to 2018; and as Director of Controlling & Financials at Louis Dreyfus Company from 2009 to 2014. Mr. Ernesto da Silva holds a bachelor’s degree in accounting and economics from the University of São Paulo.
Giuliano Pauli
Giuliano Pauli will serve as PubCo’s Chief Operating Officer upon the consummation of the Business Combination. Mr. Pauli has served as SuperBac’s Bioinnovations Officer and Operations Officer since 2019. From 2019 to 2021, Mr. Pauli was responsible for overseeing SuperBac’s operations, innovation, and research & development departments; in March 2021, he also became responsible for leading SuperBac’s biofactory project. Prior to his time at SuperBac, Mr. Pauli held multiple functions in innovation, research and development projects at FMC Corporation from 2010 to 2018. Mr. Pauli holds an MBA from Fundação Getulio Vargas; a PhD degree and a master’s degree in entomology from the University of São Paulo; and a bachelor’s degree in biological sciences from the University of São Paulo.
André Luiz Morais
André Luiz Morais will serve as a Chief Marketing Officer of PubCo upon the consummation of the Business Combination. Mr. Morais has served as SuperBac’s Chief Marketing Officer since 2018. Prior to his time at SuperBac, Mr. Morais served as Marketing Manager at JBS Foods from 2015 to 2018; as Marketing Manager at PepsiCo from 2011 to 2015; and as Marketing Manager at Algar Group from 2009 to 2011. Mr. Morais holds a bachelor’s degree in business administration from the University of Pernambuco and an MBA degree with a focus in marketing from the University of Hull.

Marco Antonio Gomes
Marco Antonio Gomes will serve as PubCo’s Chief Human Resources Officer upon the consummation of the Business Combination. Mr. Gomes has served as SuperBac’s Human Resources Officer since 2019. Prior to his time at SuperBac, Mr. Gomes served as Human Resources Director at Drogaria Onofre from 2015 to 2018; as Human Resources Director at Fototica from 2011 to 2015; and as Head of Human Resources at Hamburg Süd from 2000 to 2011. Mr. Gomes holds a bachelor’s degree in tourism from Faculdades Integradas Plínio Leite.
Family Relationships
There are no familial relationships among PubCo’s directors and executive officers.
Board of Directors
The Proposed Governing Documents provide that the board of directors of PubCo will initially consist of seven directors immediately following the closing of the Business Combination. Of those initial seven directors, (i) five directors will be appointed (and whose removal can be exclusively requested) by the SuperBac Founder; provided that at least two out of such directors must be Independent Directors and must also be appointed as members of PubCo’s audit committee, and (ii) two directors will be appointed (and whose removal can be exclusively requested) by the Sponsor; provided that at least one out of such directors must be an Independent Director and must also be appointed as a member of PubCo’s audit committee, in each case, subject to such individuals not being Excluded Appointees.
The number of directors may be increased to nine (but not eight) or reduced to seven (but not eight), if and as determined by the holders of a majority of the PubCo Class B Ordinary Shares, voting exclusively and as a separate class.
The Proposed Governing Documents also include rights for the SuperBac Founder and the Sponsor to appoint a specified numbers of directors, following the expiration of the initial term of the board of directors of PubCo, if their respective ownership of PubCo shares is above certain specified thresholds. As set out in the Proposed Governing Documents, for so long as the SuperBac Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, if the size of the PubCo board of directors is seven directors, the SuperBac Founder will be entitled to nominate at least five of designees to PubCo’s board of directors, provided that at least two out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as members of PubCo’s audit committee. In addition, for so long as the SuperBac Founder owns at least 10% but less than 25% of the voting power of PubCo’s outstanding share capital, and if the size of the PubCo board of directors is seven directors, the SuperBac Founder will be entitled to nominate at least two designees to PubCo’s board of directors, provided that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo’s audit committee. Moreover, for so long as the SuperBac Founder owns at least 5% but less than 10% of the voting power of PubCo’s outstanding share capital, and if the size of the PubCo board of directors is seven directors, the SuperBac Founder will be entitled to nominate at least one designee to PubCo’s board of directors, provided that at least one out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of PubCo’s audit committee. The SuperBac Founder may in like manner remove such director(s) appointed by it and appoint replacement director(s).
Similarly, the Proposed Governing Documents provide that, for so long as the Sponsor owns at least 50% of the number of PubCo shares it held immediately following Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate two designees to PubCo’s board of directors. In addition, for so long as the Sponsor owns at least 25% but less than 50% of the number of PubCo shares it held immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, if the size of the PubCo board of directors is seven directors, the Sponsor will be entitled to nominate at least one designee to PubCo’s board of directors. The Sponsor may in like manner remove such director(s) appointed by him and appoint replacement director(s). For more information, see “Advisory Governing Documents Proposal 3C — Approval of Method to Appoint and Elect Directors — Overview.” The

Sponsor has nominated Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) to be directors of PubCo upon consummation of the Business Combination, with Camilo de Oliveira Tedde qualifying as an Independent Director.
Each director will be elected for a term of two years.
PubCo is a foreign private issuer under the rules of the SEC. As a result, as described below, in accordance with the Nasdaq listing standards, we will rely on home country governance requirements and certain exemptions thereunder rather than on Nasdaq’s corporate governance requirements, including the Nasdaq’s requirement that, within one year of the consummation of the Business Combination, we have a board that is composed of a majority of independent directors. Immediately following the closing of the Business Combination, certain directors will be independent under applicable Nasdaq listing standards and the names of such directors will be included in a subsequent amendment to the registration statement of which this proxy statement/prospectus forms part.
Executive Officers
PubCo’s officers are elected by, and serve at the discretion of, PubCo’s board of directors.
Duties of Directors
Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. PubCo directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.
Committees of the Board of Directors
Upon the consummation of the Business Combination, PubCo will have an audit committee. PubCo will adopt an audit committee charter concurrently with, or immediately following, the closing of the Business Combination. The audit committee charter will be available on PubCo’s website.
Audit Committee
Upon the consummation of the Business Combination, PubCo’s board of directors will have established an audit committee. Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation, (3) the majority of PubCo’s board of directors favorably votes for a change in the composition of the audit committee, and (4) as otherwise determined by PubCo’s board of directors. The members of PubCo’s audit committee will comprise a minimum of three, who will be appointed prior to the closing of the Business Combination. At least one member of PubCo’s audit committee will satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each member of the audit committee will be independent to the extent required under the applicable rules and regulations of the SEC and Nasdaq. PubCo’s audit committee will oversee accounting and financial reporting processes and the audits of financial statements. The audit committee will be responsible for, among other things:
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selecting PubCo’s independent auditor, approving related fees and terminating PubCo’s relationship with its independent auditor at the committee’s discretion;

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pre-approving audit and non-audit services permitted to be performed by the independent auditor;

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annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and PubCo;

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reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;

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reviewing and discussing annual and quarterly financial statements with management and the independent auditor;

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reviewing management’s reports;

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discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

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reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on PubCo’s financial statements;

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assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;

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reviewing all related-party transactions on an ongoing basis;

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periodically reviewing and reassessing the adequacy of the audit committee charter;

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any other matters that are specifically delegated to the audit committee by PubCo’s board of directors from time to time;

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periodically meeting with management, internal audit team and the independent auditors, separately; and

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reporting regularly to the full board of directors.

Code of Business Conduct
PubCo will adopt a new code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. It will be available on PubCo’s website upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. PubCo’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of PubCo’s board committees will be provided without charge upon request from PubCo and will be posted on its website. PubCo will make any legally required disclosures regarding amendments to, or waivers of, provisions of PubCo`s code of ethics on its Internet website.
Foreign Private Issuer and Controlled Company Exemptions
After the closing of the Business Combination, PubCo will be considered a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. PubCo intends to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and Nasdaq as listing standards and requirements. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards.
In addition, immediately after the consummation of the Business Combination, Mr. Chacon will beneficially own all of PubCo’s Class B ordinary shares, representing approximately 66% of the total voting power over PubCo’s outstanding share capital (under the assumptions laid out in “Presentation of Certain Assumptions Relating to the Business Combination”). As a result, PubCo will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
As a result of its status as a “foreign private issuer” and a “controlled company,” among other things, PubCo is not required to have:

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a majority of the board of directors consisting of independent directors;

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a compensation committee consisting of independent directors;

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a nominating committee consisting of independent directors; or

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regularly scheduled executive sessions with only independent directors each year.

Accordingly, PubCo’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In addition, PubCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. For further details, see “Risk Factors — Risks Related to PubCo — PubCo is an “emerging growth company” (as defined in the JOBS Act), and the reduced disclosure requirements applicable to emerging growth companies may make PubCo’s Class A Ordinary Shares less attractive to investors than those of U.S. domestic registrants and non-emerging growth companies.”

EXECUTIVE COMPENSATION
Pre-Business Combination Compensation of Directors and Executive Officers
In 2021 and 2020, SuperBac paid an aggregate of R$12.6 million and R$9.3 million, respectively, in cash compensation to SuperBac’s executive officers and directors as a group. In the six months ended June 30, 2022 and 2021, SuperBac paid an aggregate of R$7.3 million and R$6.3 million, respectively, in cash compensation to SuperBac’s executive officers and directors as a group. SuperBac’s chief executive officer also benefits from retirement plan contributions amounting to 8.0% of his salary, and SuperBac incurred costs with this benefit totaling R$0.2 million and R$0.1 million in 2021 and 2020, respectively, and R$0.1 million and R$0.1 million in the six months ended June 30, 2022 and 2021, respectively.
SuperBac commenced awarding options to purchase SuperBac Class A Preferred Shares and SuperBac Class B Preferred Shares to certain of SuperBac’s executive officers in 2021. SuperBac has not yet recorded any stock-based compensation expenses related to equity awards made by SuperBac to its executive officers, but it has provisioned R$22.0 million in 2021 for stock-based compensation expenses expected to be incurred in connection with the consummation of the Business Combination. In the six months ended June 30, 2022, SuperBac provisioned R$11.7 million for stock-based compensation expenses expected to be incurred in connection with the consummation of the Business Combination. For information regarding options, see section entitled “— Pre-Business Combination Share Incentive Plans.”
Pre-Business Combination Share Incentive Plans
April 2021 SuperBac Stock Option Plan
On April 15, 2021, the shareholders of SuperBac approved the April 2021 SuperBac ESOP. The April 2021 SuperBac ESOP was subsequently amended on September 13, 2021 and approved by SuperBac’s shareholders on that same date.
In total, the April 2021 SuperBac ESOP provides for the issuance of a number of SuperBac Class A Preferred Shares which is equivalent to 4.0% of SuperBac’s total share capital (measured as of the most recent fiscal year-end date prior to the exercise of such options).
As of December 31, 2021 and June 30, 2022, the full amount of options representing 4.0% of SuperBac’s total share capital measured as of the most recent fiscal year-end date prior to the exercise of such options had been granted to certain of SuperBac’s executive officers under the April 2021 SuperBac ESOP at a weighted average exercise price equivalent to a 70.0% discount on the book value per share of each SuperBac Class A Preferred Share. We expect that, as of the Acquisition Closing, the options granted under the April 2021 SuperBac ESOP would entitle the optionholders thereof to receive an aggregate of 3,479,330 SuperBac Class A Preferred Shares at a weighted average exercise price of R$0.20 per share, without giving effect to any “net exercise” of such options. As of the date of this proxy statement/prospectus, 20% of all options granted under the April 2021 SuperBac ESOP were vested and outstanding (none of which had been exercised), while the remainder remained unvested and outstanding. Options awarded under the April 2021 SuperBac ESOP have a term of five years after the award date and are subject to immediate vesting upon the occurrence of a liquidity event, such as the Business Combination.
September 2021 SuperBac Stock Option Plan
On September 13, 2021, SuperBac adopted the September 2021 SuperBac ESOP.
In total, the September 2021 SuperBac ESOP provides for the issuance of 32,047 SuperBac Class B Preferred Shares. As of December 31, 2021 and June 30, 2022, 32,047 options had been granted to certain of SuperBac’s executive officers pursuant to the September 2021 SuperBac ESOP, representing the full amount of SuperBac Class B Preferred Shares authorized for issuance under the September 2021 SuperBac ESOP. The total aggregate exercise price for all 32,047 SuperBac Class B Preferred Shares to be issued under the September 2021 SuperBac ESOP is R$4.1, which is equivalent to less than R$0.01 per share. As of the date of this proxy statement/prospectus, the full amount of options granted under the September 2021

SuperBac ESOP remained unvested and outstanding. Options awarded under the September 2021 SuperBac ESOP have a term of three years after the award date.
The terms of the September 2021 SuperBac ESOP do not currently provide for immediate vesting upon the occurrence of a liquidity event, such as the Business Combination. Pursuant to the terms of the Business Combination Agreement, the September 2021 SuperBac ESOP will be amended prior to the Acquisition Closing to allow for the automatic vesting and “net-exercise” of options granted thereunder upon the occurrence of the Business Combination. For more information, see “The Business Combination Agreement — Consideration to be Received in the Business Combination — SuperBac Shareholders Merger Consideration.”
Forfeiture Event
Pursuant to the terms of the Business Combination Agreement, until the third anniversary of the Acquisition Effective Time, if a Forfeiture Event (as described below) occurs with respect to a former holder of SuperBac Options that received PubCo Class A Ordinary Shares in connection with the consummation of the Business Combination, such holder shall automatically forfeit all of the Pubco Class A Ordinary Shares that they received in respect of SuperBac Options. In these circumstances, such holder shall be entitled to receive from PubCo a payment in cash in an aggregate amount equal to the aggregate exercise price relating to such PubCo Class A Ordinary Shares, plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.
As used above, a “Forfeiture Event” is the occurrence of any of the following events: (a) the termination with cause, (b) the resignation by such holder from their position (including as an employee, officer, director, manager, consultant or member of any committee or council) in SuperBac or PubCo or any of their respective subsidiaries from time to time which results in the permanent severance of the employment relationship SuperBac, PubCo or any of their respective subsidiaries, or (c) the commencement or existence of any employment, position, interest or any other type of relationship (including as a partner, shareholder, officer, director, manager, consultant or member of any committee or council) by such holder of, with or for a competitor.
Post-Business Combination Director Compensation
The Sponsor has nominated Guilherme Teixeira (the Chief Investment Officer of XPAC) and Camilo de Oliveira Tedde (an independent director of XPAC) to be directors of PubCo upon consummation of the Business Combination, with Camilo de Oliveira Tedde qualifying as an Independent Director. As such, in the future, Guilherme Teixeira and Camilo de Oliveira Tedde may receive fees for their service as directors, which may consist of cash and/or share-based compensation, and any other remuneration that the PubCo board may determine to pay to PubCo’s non-employee directors following consummation of the Business Combination.
Post-Business Combination Share Incentive Plans
In connection with the Business Combination, each Unvested SuperBac Option will automatically be vested and each Vested SuperBac Option will be “net-exercised” in full at the time of consummation of the Business Combination and converted into a number of PubCo Class A Ordinary Shares, determined in accordance with the Option Exchange Ratio, which is also based on the implied valuation set forth in the Business Combination Agreement. Following the consummation of the Business Combination, the April 2021 SuperBac ESOP and the September 2021 SuperBac ESOP will be terminated and no further options will be awarded thereunder.
PubCo Equity Plan
Prior to the consummation of the Business Combination, the board of directors of PubCo will adopt, and the PubCo shareholders will approve, the PubCo Equity Plan, with effectiveness contingent on the consummation of the Business Combination. Luiz Augusto Chacon de Freitas Filho will not be a beneficiary of the PubCo Equity Plan.

The following summarizes the material terms of the PubCo Equity Plan.
Eligibility and Administration.   Officers, employees, consultants, partners and non-employee directors of PubCo and its affiliates will be eligible to receive awards under the PubCo Equity Plan.
PubCo’s board of directors will administer the PubCo Equity Plan unless they appoint a committee of directors to administer certain aspects of the PubCo Equity Plan. The board of directors or committee administering the PubCo Equity Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the PubCo Equity Plan to an officer of PubCo or other individual or group.
The plan administrator will have the authority to exercise all powers either specifically granted under the PubCo Equity Plan or necessary and advisable in the administration of the PubCo Equity Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted thereunder to participants; (iii) to determine the number of PubCo Ordinary Shares to be covered by each award; (iv) to determine the terms and conditions, not inconsistent with the terms of the PubCo Equity Plan, of each award granted thereunder; (v) to determine the terms and conditions, not inconsistent with the terms of the PubCo Equity Plan, which govern all written instruments evidencing awards; (vi) to determine the fair market value in accordance with the terms of the PubCo Equity Plan; (vii) to determine the duration and purpose of leaves of absence which may be granted to a participant without constituting termination of the participant’s employment, tenure or service for purposes of awards granter under the PubCo Equity Plan; (viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the PubCo Equity Plan as it will from time to time deem advisable; (ix) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the PubCo Equity Plan or the applicable award agreement; and (x) to construe and interpret the terms and provisions of the PubCo Equity Plan and any award issued under the PubCo Equity Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the PubCo Equity Plan and to exercise all powers and authorities either specifically granted under the PubCo Equity Plan or necessary and advisable in the administration of the PubCo Equity Plan.
Shares Available for Awards.   The initial reserve of PubCo Ordinary Shares for issuance under the PubCo Equity Plan will equal up to 5% of the fully diluted share capital of PubCo immediately following consummation of the Business Combination.
Shares issued under the PubCo Equity Plan may consist of authorized but unissued or reacquired PubCo Ordinary Shares or PubCo Ordinary Shares that shall have been or may be reacquired by PubCo in the open market, in private transactions or otherwise. If any PubCo Ordinary Shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of PubCo Ordinary Shares to the participant, the PubCo Ordinary Shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the PubCo Equity Plan. If an award under the PubCo Equity Plan is paid or settled in cash, is exchanged or withheld as full or partial payment in connection with the exercise of any option or share appreciation right (“SAR”), or is exchanged or withheld to satisfy the tax withholding obligations related to an award under the PubCo Equity Plan, then any shares subject to such award may, to the extent of such cash settlement, exchange or withholding, be used again for new awards under the PubCo Equity Plan. In addition, (i) to the extent an award is denominated in PubCo Ordinary Shares, but paid or settled in cash, the number of PubCo Ordinary Shares with respect to which such payment or settlement is made will again be available for grants of awards pursuant to the PubCo Equity Plan and (ii) PubCo Ordinary Shares underlying awards that can only be settled in cash will not be counted against the aggregate number of PubCo Ordinary Shares available for awards under the PubCo Equity Plan.
Awards that are assumed, converted, or substituted under the PubCo Equity Plan as a result of PubCo’s acquisition of or combination with another company (including by way of merger, combination or similar transactions) (each such award a “Substitute Award”) will not reduce the shares available for grant under the PubCo Equity Plan.

The maximum amount of compensation awarded to a non-employee member of the PubCo board of directors pursuant to an award under the PubCo Equity Plan for service as a non-employee director for a calendar year, when aggregated with non-employee director cash fees, may not exceed a monetary threshold to be determined by PubCo in due course (calculating the value of any such awards based on the grant date fair value of such awards for PubCo’s financial reporting purposes). This limitation will be increased to a monetary threshold to be determined by PubCo in due course in total value (calculating the value of any such awards based on the grant date fair value of such awards for PubCo’s financial reporting purposes) for awards granted to non-employee directors of PubCo in their initial calendar year of service as such on PubCo’s board of directors.
Equitable Adjustments.   The PubCo Equity Plan provides that, in the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, or other reorganization or corporate transaction or event, special or extraordinary dividend, or other extraordinary distribution, combination or exchange of shares, other change in corporate structure or a similar corporate event affecting the PubCo Ordinary Shares (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the aggregate number of PubCo Ordinary Shares reserved under the PubCo Equity Plan, (ii) the type and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the PubCo Equity Plan, (iii) the type, number and purchase price of PubCo Ordinary Shares, or the amount of cash or amount or type of property, subject to outstanding restricted shares, restricted share units, share bonuses and other share-based awards granted under the PubCo Equity Plan, or (iv) the performance goals and performance periods applicable to any awards granted under the PubCo Equity Plan. The plan administrator will make other equitable substitutions or adjustments as it determines in its sole discretion.
In addition, in the event of a Change in Capitalization (including a change in control, as described below), the plan administrator may cancel any outstanding awards for the payment of cash or in-kind consideration. However, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of PubCo Ordinary Shares, cash or other property covered by such award, the PubCo board of directors may cancel the award without the payment of any consideration to the participant.
Awards.   The PubCo Equity Plan provides for the grant of options (including incentive share options (“ISOs”) and nonqualified share options), SARs, restricted shares, restricted share units (“RSUs”), other share-based awards, share bonuses, cash awards and substitute awards. Certain awards under the PubCo Equity Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the United States Internal Revenue Code of 1986, which may impose additional requirements on the terms and conditions of such awards. All awards under the PubCo Equity Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to employees, consultants, and directors, but ISOs can be granted only to employees of PubCo, its “parent corporation” (as such term is defined in Section 424(e) of the United States Internal Revenue Code of 1986) or a subsidiary of PubCo. The PubCo Equity Plan will set forth a limit to the number of PubCo Ordinary Shares reserved for issuance under the PubCo Equity Plan that may be issued pursuant to the exercise of ISOs (subject to equitable adjustments).
Treatment of Outstanding Awards Upon a Change in Control.
In the event that a “change in control” (as such term is defined in the PubCo Equity Plan) occurs, each award granted under the PubCo Equity Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity) as described above with respect to Changes in Capitalization.
Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated without cause or by the participant for good reason (if applicable) within 12 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the

PubCo Equity Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels.
For purposes of the PubCo Equity Plan, an outstanding award will be considered to be assumed or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change in control except that, if the award related to PubCo Ordinary Shares, the award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the plan administrator, in its sole discretion).
Amendment and Termination.   The PubCo Equity Plan provides that PubCo’s board of directors or plan administrator, if one is appointed, may amend, alter or terminate the PubCo Equity Plan, or amend any outstanding awards, but participant consent is required if the action would adversely affect the participant’s rights with respect to outstanding awards. Unless the PubCo board of directors determines otherwise, shareholder approval of an amendment, alteration or termination will be obtained if required to comply with applicable law. The plan administrator may amend the terms of any award, prospectively or retroactively, so long as the amendment does not adversely affect the rights of any participant without the participant’s consent.
Effective Date; Term.   The PubCo Equity Plan will become effective on the date of the consummation of the Business Combination, subject to (i) approval of the board of directors of PubCo and the PubCo shareholders and (ii) the consummation of the Business Combination. No award will be granted pursuant to the PubCo Equity Plan on or after the tenth anniversary of the effective date of the PubCo Equity Plan, but awards before such date will continue to remain outstanding in accordance with their terms.

DESCRIPTION OF PUBCO SHARE CAPITAL
A summary of the material provisions governing PubCo’s share capital immediately following consummation of the Business Combination is described below. This summary is not complete and should be read together with the Proposed Governing Documents, a copy of which is appended to this proxy statement/prospectus as Annex D.
General
PubCo is a Cayman Islands exempted company and immediately following consummation of the Business Combination its affairs will be governed by the Proposed Governing Documents, the Companies Act, and the common law of the Cayman Islands.
PubCo’s authorized share capital is $[•] divided into [•] shares of a par value of $0.000001 each, consisting of [•] PubCo Class A Ordinary Shares and [•] PubCo Class B Ordinary Shares and [•] shall be designated as convertible PubCo Class B Ordinary Shares. All PubCo Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid and non-assessable.
The Proposed Governing Documents will become effective upon consummation of the Business Combination. The following are summaries of material provisions of the Proposed Governing Documents and the Companies Act insofar as they relate to the material terms of the PubCo Ordinary Shares.
Register of Members and Share Certificates
PubCo will maintain a register of members (also referred to as a register of shareholders) in accordance with the Companies Act and a shareholder will only be entitled to a share certificate if the board of directors of PubCo resolves that share certificates be issued.
Share certificates (if any) shall specify the share or shares held by that shareholder and the amount paid up thereon; provided that in respect of a share or shares held jointly by several persons PubCo shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the shareholder entitled thereto at the shareholder’s registered address as appearing in the register of shareholders to be kept by PubCo in accordance with the Companies Act.
Under the Companies Act, PubCo must keep a register of members and entered therein:
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the names and addresses of each shareholder of PubCo, a statement of the shares held by each such shareholder and of the amount paid or agreed to be considered as paid, on the shares of each such shareholder;

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the date on which the name of any person was entered on the register as a shareholder; and

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the date on which any person ceased to be a shareholder.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e. the register of members will raise a rebuttable presumption of fact on the matters referred to above) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of Cayman Islands law, to be a shareholder. Furthermore, under the Companies Act, the registration of any person in the register of members as holder of any shares is prima facie evidence of such person having legal title to the shares as set against its name in the register of members. Upon the Closing of the Business Combination, the register of members will be immediately updated to record and give effect to the issue of shares by PubCo. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of PubCo, the person or member aggrieved (or any member of PubCo or PubCo itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Treasury Shares
PubCo directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a treasury share. As of the date of this proxy statement/prospectus, PubCo has no shares in treasury.
Issuance of Shares
Subject to the Proposed Governing Documents and the rules of Nasdaq, PubCo directors may, in their absolute discretion and without approval of the existing PubCo shareholders, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing PubCo shareholders, at such times and on such other terms as they think proper. No share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act.
At any time that there are PubCo Class A Ordinary Shares in issue, additional PubCo Class B Ordinary Shares may only be issued pursuant to (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (ii) a statutory amalgamation, merger, consolidation, arrangement or other business combination involving the issuance of Class B ordinary shares as full or partial consideration; or (iii) an issuance of PubCo Class A Ordinary Shares, whereby holders of the PubCo Class B Ordinary Shares are entitled to purchase a number of PubCo Class B Ordinary Shares that would allow them to maintain their proportional voting interest in PubCo. For more information see “— Ordinary Shares — Preemptive or Similar Rights.”
With effect from the date on which any PubCo Class A Ordinary Shares are first admitted to trading on Nasdaq, subject the provisions of the Proposed Governing Documents, PubCo shall not issue PubCo Ordinary Shares and/or preferred shares to a person on any terms unless: (i) it has made an offer to each person who holds PubCo Class B Ordinary Shares to issue to him on the same economic terms such number of PubCo Class B Ordinary Shares as would allow each holder of PubCo Class B Ordinary Shares to maintain its proportional voting interest in PubCo; and (ii) the period during which any such offer set forth in item (i) above may be accepted has expired or PubCo has received notice of the acceptance or refusal of every offer so made in accordance with item (i) above.
An offer shall not be regarded as being made contrary to the above requirements by reason only that: (i) fractional entitlements are rounded or otherwise settled or sold at the discretion of the PubCo board of directors, as long as it does not materially negatively impact the proportional voting interest of the PubCo Class B Ordinary Shares; (ii) no offer of PubCo Class B Ordinary Shares is made to a shareholder of PubCo where the making of such an offer would in the view of the PubCo board of directors pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that the PubCo board of directors considers it is necessary or expedient in the interests of PubCo to exclude such shareholder from the offer; or (iii) the offer is conditional upon the said issue of PubCo Ordinary Shares and/or preferred shares proceeding.
PubCo Ordinary Shares
General
Except as otherwise provided in the Proposed Governing Documents, holders of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares will have the same rights, powers, preferences, privileges and restrictions, and rank equally (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of PubCo), will share ratably and be identical in all respects and as to all matters, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the PubCo Class A Ordinary Shares and the holders of a majority of the PubCo Class B Ordinary Shares, each voting exclusively and as a separate class.

Immediately following the consummation of the Business Combination, Luiz Augusto Chacon de Freitas Filho will beneficially own all of the outstanding PubCo Class B Ordinary Shares, while all other shareholders of PubCo will hold PubCo Class A Ordinary Shares.
Although Mr. Chacon will beneficially own all of the outstanding PubCo Class B Ordinary Shares immediately following the consummation of the Business Combination, his direct or indirect ownership interest over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors. As further described below, upon any sale, pledge, transfer, assignment or other disposition of PubCo Class B Ordinary Shares by Mr. Chacon to any person which is not a Permitted Transferee, those shares will automatically and immediately convert into one PubCo Class A Ordinary Shares. In addition, all Class B Ordinary Shares will automatically convert to PubCo Class A Ordinary Shares in other events described below. See “— Optional and Mandatory Conversion.”
Dividends
Subject to any rights and restrictions for the time being attached to any class or classes of shares and the Proposed Governing Documents, the holders of PubCo Ordinary Shares will be entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as PubCo shareholders may declare by ordinary resolution, but no dividend shall exceed the amount recommended by the directors.
The directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of PubCo or be invested in such investments (other than shares of PubCo) as the directors may from time to time think fit.
PubCo Class A Ordinary and PubCo Class B Ordinary Shares rank equally as to dividends and other distributions.
Dividends may be paid either in cash or in specie, provided, that no dividend can be made in specie on any PubCo Class A Ordinary Shares unless a dividend in specie in equal proportion is made on PubCo Class B Ordinary Shares.
In the event that a dividend or other distribution is paid by the issue of PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares or rights to acquire PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares (i) holders of PubCo Class A Ordinary Shares shall receive PubCo Class A Ordinary Shares or rights to acquire PubCo Class A Ordinary Shares, as the case may be; and (ii) holders of PubCo Class B Ordinary Shares shall receive PubCo Class B Ordinary Shares or rights to acquire Class B Ordinary Shares, as the case may be.
No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of Nasdaq, the share premium account.
Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in PubCo dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of the above as paid on the share.
If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share. No dividend shall bear interest against PubCo.
Voting Rights
Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of PubCo. Subject to any rights and restrictions for the time being attached to any class or classes of shares, in respect of all matters upon which holders of PubCo Ordinary Shares are entitled to vote, each PubCo Class A Ordinary Share will be entitled to one vote and each PubCo Class B Ordinary Share will be entitled to ten votes.
Voting at any meeting of shareholders will be decided on a poll. A poll shall be taken in such manner as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In the case of an equality of votes, the chairperson of the meeting shall not be entitled to a casting vote and the resolution shall fail.
PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares will vote together on all matters, except that PubCo will not, without the approval of holders of a majority of the voting power of the PubCo Class B Ordinary Shares, voting exclusively and as a separate class:
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create, authorize, issue, or reclassify into, any preference shares in the capital of PubCo or any shares in the capital of Pubco that carry more than one vote per share;

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reclassify any PubCo Class B Ordinary Shares into any other class of shares or consolidate or combine any PubCo Class B Ordinary Shares without proportionately increasing the number of votes per PubCo Class B Ordinary Share;

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amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Amended and Restated Memorandum of Association of PubCo or the Proposed Governing Documents relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the PubCo Class B Ordinary Shares;

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, if applicable, while a special resolution will require not less than two-thirds (2/3) of votes cast.
Preemptive or Similar Rights
The PubCo Class A Ordinary Shares are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.
The PubCo Class B Ordinary Shares are entitled to maintain a proportional voting interest in the event that additional PubCo Class A Ordinary Shares are issued. As such, except for certain exceptions, including the issuance of PubCo Class A Ordinary Shares in connection with the Business Combination, if PubCo issues PubCo Class A Ordinary Shares, it must first make an offer to each holder of PubCo Class B Ordinary Shares to issue to such holder on the same economic terms such number of PubCo Class B Ordinary Shares as would allow such holder to maintain its proportional voting interest in PubCo. This right to maintain a proportional voting interest may be waived by the holders of the PubCo Class B Ordinary Shares acting unanimously.
Tender or Exchange Offers
No tender or exchange offer to acquire any PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares by any third party pursuant to an agreement to which PubCo is to be a party, nor any tender or exchange offer by PubCo to acquire any PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares shall be approved by PubCo unless by the terms of such transaction: (i) the holders of PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of PubCo Class B Ordinary Shares, and (ii) the holders of PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of PubCo Class B Ordinary Shares.
Optional and Mandatory Conversion
Each PubCo Class B Ordinary Share will be convertible into one PubCo Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time at the option of the holder thereof. PubCo Class A Ordinary Shares will not be convertible into PubCo Class B Ordinary Shares under any circumstances.

Upon any sale, pledge, transfer, assignment or other disposition of PubCo Class B Ordinary Shares by a holder thereof to any person which is not a Permitted Transferee of such holder, each such PubCo Class B Ordinary Share will automatically and immediately convert into one PubCo Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time); provided that, notwithstanding anything to the contrary in the Proposed Governing Documents, any pledge of PubCo Class B Ordinary Shares by a holder thereof that creates a security interest in such PubCo Class B Ordinary Shares pursuant to a bona fide loan or indebtedness transaction shall be permitted (and not result in any such conversion) for so long as such holder or its affiliates continue to control, directly or indirectly, the exercise of the voting rights of such pledged PubCo Class B Ordinary Shares; provided, further, however, that a foreclosure on such PubCo Class B Ordinary Shares or other similar action by the pledgee will result in automatic and immediate conversion of such PubCo Class B Ordinary Shares into PubCo Class A Ordinary Shares unless the transferee in such foreclosure or similar action qualifies as a Permitted Transferee at such time. For the avoidance of doubt, any sale, pledge, transfer, assignment or disposition of PubCo Class B Ordinary Shares to a Permitted Transferee does not result in automatic conversion into PubCo Class A Ordinary Shares.
In case of any transfer of PubCo Class B Ordinary Shares to a person who at any later time ceases to be a Permitted Transferee, PubCo may refuse registration of any subsequent transfer except back to the transferor of such PubCo Class B Ordinary Shares, and otherwise, such PubCo Class B Ordinary Shares will automatically and immediately convert into an equal number of PubCo Class A Ordinary Shares.
Each PubCo Class B Ordinary Share will automatically convert into one PubCo Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at 5:00 p.m., São Paulo time, on the earliest to occur of:
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the death of Mr. Chacon or first anniversary of his incapacity;

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the date that the holder(s) of a majority of the PubCo Class B Ordinary Shares in issue, by notice in writing to PubCo signed by the holder(s) of a majority of the PubCo Class B Ordinary Shares, require that all PubCo Class B Ordinary Shares in issue be converted into PubCo Class A Ordinary Shares; and

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the date that the total number of the issued and outstanding PubCo Class B Ordinary Shares held by Mr. Chacon represents less than 4% of the total number of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares then in issue.

Transfer of Ordinary Shares
Subject to applicable laws, including securities laws, and the restrictions contained in the Proposed Governing Documents and to any lock-up agreements to which a PubCo shareholder may be a party, any PubCo shareholders may transfer all or any of their PubCo Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by the Nasdaq or approved by the board of directors of PubCo and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the PubCo board of directors may approve from time to time.
PubCo Class B Ordinary Shares may be transferred only to a Permitted Transferee of the holder and any PubCo Class B Ordinary Shares transferred otherwise will be converted into PubCo Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”
PubCo directors shall not refuse to register any transfer of a share which is permitted under the Proposed Governing Documents save that the board of directors of PubCo may decline to register any transfer of any share in the event that any of the following is known by the directors not to be both applicable and true with respect to such transfer:
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the instrument of transfer is lodged with PubCo, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of PubCo may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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the transferred shares are fully paid up and free of any lien in favor of PubCo (it being understood and agreed that all other liens, e.g. pursuant to a bona fide loan or indebtedness transaction, shall be permitted); or

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a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors of PubCo may from time to time require, is paid to PubCo in respect thereof.

If the board of directors of PubCo refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.
Liquidation
The PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares will rank equally upon occurrence of any liquidation or winding up of PubCo, in the event of which PubCo’s assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
The board of directors of PubCo may from time to time make calls upon PubCo shareholders for any amounts unpaid for the purchase of their PubCo Ordinary Shares. The PubCo Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Preferred Shares
Upon consummation of the Business Combination, no preferred shares will be outstanding.
Pursuant to the Proposed Governing Documents, PubCo directors may provide, out of the unissued shares, for series of preference shares. Before any preference shares of any such series are issued, the directors shall fix, by resolution or resolutions of the PubCo board of directors, certain provisions of the preference shares, as set forth in the Proposed Governing Documents.
The PubCo board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of PubCo Class A Ordinary Shares.
The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of PubCo and might adversely affect the market price of PubCo Class A Ordinary Shares and the voting and other rights of the holders of our PubCo Class A Ordinary Shares. PubCo has no current plan to issue any preferred shares.
Variations of Rights of Shares
Subject to certain Proposed Governing Documents provisions governing the PubCo Class B Ordinary Shares, if at any time the share capital of PubCo is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the Proposed Governing Documents or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed in accordance with the Companies Act at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of the Proposed Governing Documents relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than two-thirds (2∕3) of the issued shares of the applicable class.

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by: (i) the creation or issue of further shares ranking pari passu therewith; (ii) the redemption or purchase of any shares of any class by PubCo; (iii) the cancellation of authorised but unissued shares of that class; and (iv) the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights.
The rights conferred upon holders of PubCo Class A Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further PubCo Class B Ordinary Shares and the rights conferred upon holders of PubCo Class B Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further PubCo Class A Ordinary Shares.
Redemption and Purchase of Own Shares
Subject to the provisions of the Companies Act and the Proposed Governing Documents, PubCo may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or PubCo. The redemption of such shares shall be effected in such manner and upon such other terms as PubCo may, by special resolution, determine before the issue of the shares.
PubCo may also purchase its own shares (including any redeemable shares) in such manner and on such other terms as the directors may agree with the relevant shareholder. PubCo may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.
In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares in issue, or (iii) if PubCo has commenced liquidation. In addition, PubCo directors may accept the surrender of any fully paid share for no consideration.
General Meetings of Shareholders
As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call annual general meetings; however, its Proposed Governing Documents provide that PubCo will hold an annual general meeting at such time and place as the board of directors of PubCo will determine. At these annual general meetings, the report of the directors (if any) shall be presented.
At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by PubCo, provided that a general meeting of PubCo shall, whether or not the notice specified in the regulation has been given and whether or not the provisions of the Proposed Governing Documents regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (i) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (ii) in the case of an extraordinary general meeting, by shareholders (or their proxies) having a right to attend and vote at the meeting, together holding not less than 75% of the votes entitled to be cast at such extraordinary general meeting. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any shareholder shall not invalidate the proceedings at any meeting.
The board of directors of PubCo may call extraordinary general meetings, and must convene an extraordinary general meeting upon the requisition of (i) PubCo shareholders holding at the date of deposit of the requisition not less than one-third (1∕3) of the votes that may be cast by all of the issued share capital of PubCo as at that date carries the right of voting at general meetings of PubCo, or (ii) the holders of PubCo Class B Ordinary Shares entitled to cast (including by proxy) a majority of the votes that all PubCo Class B Ordinary Shares are entitled to cast. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of PubCo (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If the directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.
Separate general meetings of the holders of a class or series of shares may be called only by (i) the chairperson of the board of directors of PubCo, (ii) a majority of the entire board of directors of PubCo (unless otherwise specifically provided by the terms of issue of the shares of such class or series), or (iii) with respect to general meetings of the holders of PubCo Class B Ordinary Shares, SuperBac Founder.
No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. One or more shareholders holding, in the aggregate, not less than a majority of all votes that may be cast in respect of the share capital of PubCo in issue present in person or by proxy and entitled to vote will be a quorum for all purposes, provided that such a quorum must also include SuperBac Founder for so long as the SuperBac Founder beneficially owns Class B Ordinary Shares. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called on not less than five days’ notice at such time and place as the directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, a third meeting may be called on not less than five days’ notice at such time and place as the directors may determine. If at the third meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more shareholders holding not less than a majority of all votes that may be cast in respect of the share capital of PubCo in issue shall be a quorum, and if at the third meeting a quorum is still not present within half an hour from the time appointed for the meeting to commence, a fourth meeting may be called on not less than five days’ notice at such time and place as the directors may determine. If at the fourth meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more shareholders holding not less than 10% of all votes that may be cast in respect of the share capital of PubCo in issue shall be a quorum. If at the fourth meeting such a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.
The chairperson shall preside as chairperson at every general meeting of PubCo. If at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson, the directors present shall elect one of their members to be chairperson of the meeting, or, if no director is so elected and willing to be chairperson of the meeting, the shareholders present shall choose a chairperson of the meeting.
The chairperson may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place (provided that no special meeting called by a PubCo Class B Ordinary Shareholder may be adjourned unless a quorum is not present within half an hour from the time appointed for the meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten calendar days or more, not less than seven business days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
Record Dates
As a condition of admission to a shareholders’ meeting, a PubCo shareholder must be duly registered as such at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to PubCo in respect of the shares that such shareholder holds must have been paid.
For the purpose of determining those shareholders that are entitled to receive notice of, attend or vote at any meeting of shareholders or any adjournment thereof, or those shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a shareholder for any other purpose, the directors may provide that the register of members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the register of members shall be so closed for the purpose of determining those shareholders that are entitled to receive notice of, attend or vote at a meeting of shareholders such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of members.
In lieu of or apart from closing the register of members, the directors may fix in advance a date as the record date for any such determination of those shareholders that are entitled to receive notice of, attend or vote at a meeting of the shareholders and for the purpose of determining those shareholders that are entitled to receive payment of any dividend, the directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.
Directors
Appointment, Disqualification and Removal of Directors
The management of PubCo is vested in a board of directors. The Proposed Governing Documents provide that the board of directors of PubCo will initially consist of seven directors immediately following the Closing.
The number of directors may be increased to nine (but not eight) or reduced to seven (but not eight), if and as determined by the holders of a majority of the PubCo Class B Ordinary Shares, voting exclusively and as a separate class.
The Proposed Governing Documents provide that, save as provided in the Proposed Governing Documents, directors shall be elected by an ordinary resolution of PubCo shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at a quorate general meeting of PubCo. Persons proposed by the PubCo board of directors for election at a general meeting of PubCo shall be nominated only and after consultation with the nominating and corporate governance committee of PubCo formed by the PubCo board of directors (if such committee is established).
Notwithstanding the foregoing, the Proposed Governing Documents provide that, of those initial seven directors: (i) five directors will appointed (and whose removal can be exclusively requested) by the SuperBac Founder, provided that at least two out of such directors must be Independent Directors and must also be appointed as members of PubCo’s audit committee, and (ii) two directors will be appointed (and whose removal can be exclusively requested) by the Sponsor, provided that at least one out of such directors must be an Independent Director and must also be appointed as a member of PubCo’s audit committee, in each case, subject to such individuals not being Excluded Appointees.
The directors of PubCo will initially include: (i) Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors), as appointed by the SuperBac Founder, (ii) Guilherme Teixeira (as director) and Camilo de Oliveira Tedde (as independent director), as appointed by the Sponsor, and (iii) other directors appointed by the SuperBac Founder pursuant to the Business Combination Agreement and the Proposed Governing Documents.
The PubCo board of directors will have a Chairperson elected and appointed by a majority of the directors then in office. PubCo directors may also elect a Co-Chairperson or a Vice-Chairperson of the PubCo board of directors.
Moreover, the Proposed Governing Documents also include rights for the SuperBac Founder and the Sponsor to appoint specified numbers of directors following the expiration of the initial term of the board of directors of PubCo, if their respective ownership of PubCo shares is above certain specified thresholds. In particular, the Proposed Governing Documents provide that:
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for so long as the SuperBac Founder beneficially owns shares constituting at least 25% of the voting power of PubCo’s outstanding shares: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least five nominees to PubCo’s board of directors with at least two out of such directors being Independent Directors and being appointed as members of PubCo audit committee, or (ii) if the size of the PubCo board of directors is increased to nine directors, then the SuperBac Founder will be entitled to appoint at least six nominees to PubCo’s board of directors with at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee;
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for so long as the SuperBac Founder beneficially owns shares constituting at least 10% but less than 25% of the voting power of PubCo’s outstanding shares: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least two nominees to PubCo’s board of directors with at least at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee, or (ii) if the size of the PubCo board of directors is increased to nine directors, then the SuperBac Founder will be entitled appoint at least three nominees to PubCo’s board of directors with at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee;

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for so long as the SuperBac Founder beneficially owns shares constituting at least 5% but less than 10% of the voting power of PubCo’s outstanding shares: (i) if the size of the PubCo board of directors is seven directors, then the SuperBac Founder will be entitled to nominate at least one nominee to PubCo’s board of directors, or (ii) if the size of the board of directors is increased to nine directors, then the SuperBac Founder will be entitled to appoint at least two nominees to PubCo’s board of directors with at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee;

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for so long as the Sponsor beneficially owns shares constituting at least 50% of the number of PubCo shares it held immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time: (i) if the size of the PubCo board of directors is seven directors, then the Sponsor will be entitled to nominate two nominees to PubCo’s board of directors with at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee, or (ii) if the size of the board of directors is increased to nine directors, then the Sponsor will be entitled to appoint three nominees to PubCo’s board of directors with at least two out of such directors being Independent Directors and being appointed as members of PubCo audit committee, subject, in each case, to such individuals not being Excluded Appointees;

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for so long as the Sponsor beneficially owns shares constituting at least 25% but less than 50% of the number of PubCo shares it held immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time: (i) if the size of the PubCo board of directors is seven directors, then the Sponsor will be entitled to nominate one nominee to PubCo’s board of directors, or (ii) if the size of the board of directors is increased to nine directors, then the Sponsor will be entitled to appoint two nominees to PubCo’s board of directors with at least one out of such directors being an Independent Director and being appointed as a member of PubCo audit committee, subject, in each case, to such individuals not being Excluded Appointees.

In the event that either the SuperBac Founder or the Sponsor has nominated less than the total number of director(s) that they are entitled to nominate pursuant to the Proposed Governing Documents, the SuperBac Founder or Sponsor (as the case may be) shall have the right, at any time, to nominate such additional director(s) to which they are entitled to nominate, in which case the SuperBac Founder, the Sponsor and PubCo shall take, or cause to be taken, all necessary action to appoint such additional director(s) so nominated.
Subject to the Proposed Governing Documents provisions, any vacancies on the PubCo board of directors shall be filled by PubCo shareholders by means of resolution passed by a simple majority of votes cast at a meeting of PubCo or a resolution in writing passed in accordance with the Proposed Governing Documents, except for certain vacancies as described in the Proposed Governing Documents. Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of PubCo (and such appointment shall terminate at the commencement of the annual general meeting). No shareholder will be permitted to cumulate votes at any such election of directors.
Any PubCo director (other than any Founder Director or Sponsor Director) may be removed from office (with or without cause) at any time before the expiration of his or her term by resolution passed by a simple majority of votes cast at a meeting of PubCo or a resolution in writing passed in accordance with the Proposed Governing Documents.
A vacancy on the PubCo board of directors created by the removal of a director (other than any Founder Director or a Sponsor Director) may be filled in accordance with the Proposed Governing Documents.
The SuperBac Founder shall have the exclusive right to remove Founder Director(s) appointed by him and appoint replacement Founder Director(s), in each case, in the manner provided in the Proposed Governing Documents. Similarly, the Sponsor shall in like manner have the exclusive right to remove such Sponsor Director(s) appointed by him and appoint replacement Sponsor Director (s), in each case, to such appointed individuals not being Excluded Appointees.
In the event that the Sponsor no longer holds at least 25% of the number of PubCo Class A Ordinary Shares that the Sponsor owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, any then-serving Sponsor Director(s) shall immediately tender his or her resignation from the PubCo board of directors.
Each director shall be appointed for a two-year term, unless they resign or their office is vacated earlier. There are no provisions relating to retirement of directors upon reaching any age limit.
Right to Designate an Observer
For so long as the Temasek Entities shall continue to hold at least 5% of the total number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares then in issue, the Temasek Entities shall have the right to designate one observer at any and all meetings of the PubCo board of directors (but, for the avoidance of doubt, such observers will not be entitled to attend any meetings of any committees thereof except to the extent invited by such committee), in the sole discretion of the Temasek Entities. Such observer shall be entitled to receive all notices and materials provided to PubCo directors, and have the same access and information rights as a PubCo director; provided, that such observer shall not be entitled to receive any notices, materials, information or access to the extent that the PubCo board of directors determines that providing such notices, materials, information or access, as applicable, would result in the waiver of any applicable privilege. Such observer may speak at any meetings of the PubCo board of directors, but will not have voting rights or fiduciary obligations to PubCo, its subsidiaries or their equity holders, except that such observer shall be required to execute a confidentiality undertaking, reasonably acceptable to PubCo, pursuant to which such observer agrees to hold in confidence and trust all information received by such observer in his or her capacity as such; provided that any such confidentiality undertaking will permit the observer to share any information deemed confidential thereunder with the Temasek Entities and any of their officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, provided that the Temasek Entities and any such representatives agree to be bound by confidentiality to the extent of any confidential information so shared.
Indemnity of Directors and Officers
In accordance with the Proposed Governing Documents, to the maximum extent permitted by Cayman Islands law, every director and officer of PubCo and every former director and officer of PubCo for the time being and from time to time and the personal representatives thereof (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of PubCo against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such Indemnified Person, otherwise than by reason of such Indemnified Person’s own wilful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of the duties, powers, authorities or discretions of such Indemnified Person, including without prejudice to the generality of the foregoing, any Losses incurred by such Indemnified Person in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. No person shall be found to have committed fraud or wilful default unless or until a court of competent jurisdiction shall have made a finding to that effect, and such finding shall have become final and non-appealable.
In accordance with the Proposed Governing Documents, the Directors may exercise all the powers of PubCo to purchase and maintain insurance for the benefit of any director or other officer of PubCo against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of fiduciary or other duty or breach of trust of which such person may be guilty in relation to PubCo.
Inspection of Books and Records
The board of directors of PubCo will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of PubCo will be open to the inspection by PubCo shareholders not being directors, and no PubCo shareholder (not being a director) will otherwise have any right of inspecting any account or book or document of PubCo except as required by the Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting PubCo) or authorized by the board of directors of PubCo or by PubCo shareholders in a general meeting.
Changes in Capital
PubCo may from time to time by ordinary resolution, subject to the rights of holders of PubCo Class B Ordinary Shares:
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increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

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consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

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sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

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cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the rights of PubCo Class B Ordinary Shares, the provisions of the Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting PubCo) and the Proposed Governing Documents as regards to the matters to be dealt with by ordinary resolution, PubCo may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by law.
Winding Up
If PubCo shall be wound up, the liquidator shall apply the assets of PubCo in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up: (i) if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of PubCo’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or (ii) if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of PubCo’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise.
If PubCo shall be wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of PubCo (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.
Warrants
At the Initial Merger Effective Time, each warrant to purchase XPAC Class A Ordinary Shares will be assumed by PubCo and converted into the right to purchase one share of PubCo Class A Ordinary Share. The PubCo Warrants will otherwise be subject to the same terms and conditions as the warrants to purchase XPAC Class A Ordinary Shares, which are described below. In addition, pursuant to the Modal PIPE Financing, PubCo intends to issue the Modal Warrants on the Acquisition Closing Date, and the terms of the Modal Warrants are described below.
Public Warrants
Each whole PubCo Warrant will entitle the registered holder to purchase one PubCo Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of the IPO, except as described below. A holder of a PubCo Warrant will be authorized exercise the PubCo Warrant only for a whole number of PubCo Class A Ordinary Shares. This means only a whole PubCo Warrant may be exercised at a given time by a PubCo Warrant holder. Only whole PubCo Warrants will trade. The PubCo Warrants will expire five years after the consummation of Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
PubCo will not be obligated to deliver any PubCo Class A Ordinary Shares pursuant to the exercise of a PubCo Warrant and will have no obligation to settle such PubCo Warrant exercise unless a registration statement under the Securities Act covering the issuance of the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants is then effective and a current prospectus relating thereto is available, subject to PubCo’s satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption. No PubCo Warrant will be exercisable for cash or on a cashless basis, and PubCo will not be obligated to issue any shares to holders seeking to exercise their PubCo Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a PubCo Warrant, the holder of such PubCo Warrant will not be entitled to exercise such PubCo Warrant and such PubCo Warrant may have no value and expire worthless.
Redemption of PubCo Warrant when the price per PubCo Class A Ordinary Share equals or exceeds $18.00.   Once the PubCo Warrants become exercisable, PubCo may redeem the outstanding PubCo Warrants (except as described herein with respect to the private placement warrants):
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in whole and not in part;

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at a price of $0.01 per PubCo Warrant;

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upon not less than 30 days’ prior written notice of redemption to each PubCo Warrant holder; and

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if, and only if, the last reported sale price of the PubCo Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PubCo sends the notice of redemption to the PubCo Warrant holders equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a PubCo Warrant as described under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments”).

PubCo will not redeem the PubCo Warrants as described above unless a registration statement under the Securities Act covering the issuance of the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants is then effective and a current prospectus relating to those PubCo Class A Ordinary

Shares is available throughout the 30-day redemption period. If and when the PubCo Warrants become redeemable by PubCo, PubCo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
PubCo has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the PubCo Warrant exercise price. If the foregoing conditions are satisfied and PubCo issues a notice of redemption of the PubCo Warrants, each PubCo Warrant holder will be entitled to exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a PubCo Warrant as described under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) PubCo Warrant exercise price after the redemption notice is issued.
Redemption of warrants when the price per PubCo Class A Ordinary Share equals or exceeds $10.00.   Once the PubCo Warrants become exercisable, PubCo may redeem the outstanding PubCo Warrants:
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in whole and not in part;

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at $0.10 per PubCo Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their PubCo Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of PubCo Class A Ordinary Shares, except as otherwise described below;

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if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a PubCo Warrant as described under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments”); and

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if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a PubCo Warrant as described under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of PubCo Class A Ordinary Shares for the above purpose shall mean the volume weighted average price of PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of PubCo Warrants.
During the period beginning on the date the notice of redemption is given, holders may elect to exercise their PubCo Warrants on a cashless basis. The numbers in the table below represent the number of PubCo Class A Ordinary Shares that a PubCo Warrant holder will receive upon such cashless exercise in connection with a redemption by PubCo pursuant to this redemption feature, based on the “fair market value” of PubCo Class A Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their PubCo Warrants and such PubCo Warrants are not redeemed for $0.10 per PubCo Warrant), determined for these purposes based on volume weighted average price of our PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of PubCo Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the PubCo Warrants, each as set forth in the table below. PubCo will provide PubCo Warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The numbers in the table below will not be adjusted when determining the number of PubCo Class A Ordinary Shares to be issued upon exercise of the PubCo Warrants, given that XPAC will not be the surviving entity following the Business Combination.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a PubCo Warrant or the exercise price of a PubCo

Warrant is adjusted as set forth under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments” below. If the exercise price of a PubCo Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value (as defined below) and the Newly Issued Price (as defined below) as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Description of PubCo Share Capital — Warrants — Public Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a PubCo Warrant pursuant to such exercise price adjustment.
Redemption Date (period to expiration of PubCo Warrants)	Fair Market Value of PubCo Class A Ordinary Shares
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of PubCo Class A Ordinary Shares to be issued for each PubCo Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the PubCo Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the PubCo Warrants, holders may choose to, in connection with this redemption feature, exercise their PubCo Warrants for 0.277 PubCo Class A Ordinary Shares for each whole PubCo Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the PubCo Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the PubCo Warrants, holders may choose to, in connection with this redemption feature, exercise their PubCo Warrants for 0.298 PubCo Class A Ordinary Shares for each whole PubCo Warrant. In no event will the PubCo Warrants be exercisable in connection with this redemption feature for more than 0.361 PubCo Class A Ordinary Shares per PubCo Warrant (subject to adjustment). Finally, as reflected in the table above, if the PubCo Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by PubCo pursuant to this redemption feature, since they will not be exercisable for any PubCo Class A Ordinary Shares.
This redemption feature is structured to allow for all of the outstanding PubCo Warrants to be redeemed when the PubCo Class A Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of PubCo Class A Ordinary Shares is below the exercise price of the PubCo Warrants. This redemption feature provides flexibility to PubCo redeem the PubCo Warrants without the PubCo Warrants having to reach the $18.00 per share threshold. Holders choosing to exercise their PubCo Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their PubCo Warrants based on an option pricing model with a fixed volatility input. This redemption right provides PubCo with an additional mechanism by which to redeem all of the outstanding PubCo Warrants, and therefore have certainty as to its capital structure as the PubCo Warrants would no longer be outstanding and would have been exercised or redeemed. PubCo will be required to pay the applicable redemption price to PubCo Warrant holders if it chooses to exercise this redemption right and it will allow PubCo to quickly proceed with a redemption of the PubCo Warrants if PubCo determines it is in its best interest to do so. As such, PubCo would redeem the PubCo Warrants in this manner when it believes it is in its best interest to update its capital structure to remove the PubCo Warrants and pay the redemption price to the PubCo Warrant holders.
As stated above, PubCo can redeem the PubCo Warrants when the PubCo Class A Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to its capital structure and cash position while providing PubCo Warrant holders with the opportunity to exercise their PubCo Warrants on a cashless basis for the applicable number of shares. If PubCo chooses to redeem the PubCo Warrants when the PubCo Class A Ordinary Shares are trading at a price below the exercise price of the PubCo Warrants, this could result in the PubCo Warrant holders receiving fewer PubCo Class A Ordinary Shares than they would have received if they had chosen to wait to exercise their PubCo Warrants for PubCo Class A Ordinary Shares if and when such PubCo Class A Ordinary Shares were trading at a price higher than the exercise price of $11.50.
No fractional PubCo Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, PubCo will round down to the nearest whole number of the number of PubCo Class A Ordinary Shares to be issued to the holder. If, at the time of redemption, the PubCo Warrants are exercisable for a security other than the PubCo Class A Ordinary Shares, the PubCo Warrants may be exercised for such security. At such time as the PubCo Warrants become exercisable for a security other than the PubCo Class A Ordinary Shares, PubCo will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the PubCo Warrants.
Redemption procedures.   A holder of a PubCo Warrant may notify PubCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such PubCo Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the PubCo Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.   If the number of issued and outstanding PubCo Class A Ordinary Shares is increased by a capitalization or share dividend payable in PubCo Class A Ordinary Shares, or by a split-up of PubCo Class A Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of PubCo Class A Ordinary Shares issuable on exercise of each PubCo Warrant will be increased in proportion to such increase in the issued and outstanding PubCo Class A Ordinary Shares. A rights offering made to all or substantially all holders of PubCo Class A Ordinary Shares entitling holders to purchase PubCo Class A Ordinary Shares at a price less than the historical fair market value (as defined below) will be deemed a share dividend of a number of PubCo Class A Ordinary Shares equal to the product of (1) the number of PubCo Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for PubCo Class A Ordinary Shares) and (2) one minus the quotient of (x) the price per PubCo Class A Ordinary Shares paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for PubCo Class A Ordinary Shares, in determining the price payable for PubCo Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of PubCo Class A Ordinary Shares during the 10 trading day period ending on the trading day prior to the first date on which the PubCo Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if PubCo, at any time while the PubCo Warrants are outstanding and unexpired, pay to all or substantially all of the holders of PubCo Class A Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of PubCo Class A Ordinary Shares on account of such PubCo Class A Ordinary Shares (or other securities into which the PubCo Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the PubCo Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of PubCo Class A Ordinary Shares in connection with Business Combination, (d) to satisfy the redemption rights of the holders of PubCo Class A Ordinary Shares in connection with a shareholder vote to amend PubCo amended and restated memorandum and articles of association (A) to modify the substance or timing of PubCo’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of our public shares if the Business Combination in not completed within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, then the PubCo Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each PubCo Class A Ordinary Share in respect of such event.
If the number of issued and outstanding PubCo Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of PubCo Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of PubCo Class A Ordinary Shares issuable on exercise of each PubCo Warrant will be decreased in proportion to such decrease in issued and outstanding PubCo Class A Ordinary Shares.
Whenever the number of PubCo Class A Ordinary Shares purchasable upon the exercise of the PubCo Warrants is adjusted, as described above, the PubCo Warrant exercise price will be adjusted by multiplying the PubCo Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of PubCo Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of PubCo Class A Ordinary Shares so purchasable immediately thereafter.
In addition, if (x) PubCo issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the consummation of the Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by PubCo’s board of directors and, in the case of any such issuance to its sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of our PubCo Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the PubCo Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the

Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of PubCo Warrants when the price per PubCo Class A Ordinary Share equals or exceeds $18.00” and “— Redemption of PubCo Warrants when the price per PubCo Class A Ordinary Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of PubCo Warrants when the price per PubCo Class A Ordinary Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the issued and outstanding PubCo Class A Ordinary Shares (other than those described above or that solely affects the par value of such PubCo Class A Ordinary Shares), or in the case of any merger or consolidation of PubCo with or into another corporation (other than a merger or consolidation in which PubCo is the continuing corporation and that does not result in any reclassification or reorganization of PubCo issued and outstanding PubCo Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of PubCo as an entirety or substantially as an entirety in connection with which PubCo is dissolved, the holders of the PubCo Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the PubCo Warrants and in lieu of our PubCo Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the PubCo Warrants would have received if such holder had exercised their PubCo Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each PubCo Warrant will become exercisable and will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by PubCo in connection with redemption rights held by shareholders of PubCo) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding PubCo Class A Ordinary Shares, the holder of a PubCo Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such PubCo Warrant holder had exercised the PubCo Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the PubCo Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to certain adjustments. Additionally, if less than 70% of the consideration receivable by the holders of PubCo Class A Ordinary Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the PubCo Warrant properly exercises the PubCo Warrant within 30 days following public disclosure of such transaction, the PubCo Warrant exercise price will be reduced based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the PubCo.
Immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder will enter into the Assignment, Assumption and Amendment Agreement pursuant to which XPAC will assign to PubCo on the Initial Closing Date all of its rights, interests, and obligations in and under the Warrant Agreement. The PubCo Warrants will be issued in registered form under the Warrant Agreement, as assigned and amended by the Assignment, Assumption and Amendment Agreement.
The terms of the PubCo Warrants may be further amended without the consent of any shareholder or PubCo Warrant holder for the purpose of (i) curing any ambiguity or defective provision or correcting any mistake, (ii) adding or changing any provisions that are necessary in the good faith determination of PubCo’s board of directors (taking into account then existing market precedents) to allow for the PubCo Warrants to be classified as equity in PubCo’s financial statements or (iii) modifying or adding any provisions with respect to matters or questions arising under the Warrant Agreement, as assigned and amended by the Assignment, Assumption and Amendment Agreement, as the parties may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the PubCo Warrants. However, the approval by the holders of at least 65% of the then-issued and outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants (except for provisions of the Warrant Agreement, as assigned and amended by the Assignment, Assumption and Amendment Agreement, enabling amendments without shareholder or warrant holder approval that are necessary in the good faith determination of PubCo’s board of directors (taking into account then existing market precedents) to allow for the PubCo Warrants to be classified as equity in PubCo’s financial statements).
The PubCo Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their PubCo Warrants and receive PubCo Class A Ordinary Shares. After the issuance of PubCo Class A Ordinary Shares upon exercise of the PubCo Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
Subject to applicable law, any action, proceeding or claim against PubCo arising out of or relating in any way to the Warrant Agreement, as assigned and amended by the Assignment, Assumption and Amendment Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and PubCo will irrevocably be submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Warrants
PubCo private placement warrants (the “PubCo Private Warrants”), which are not redeemable by PubCo so long as they are held by the Sponsor or its permitted transferees, will, in connection with the Business Combination, be exchanged for PubCo Class A Ordinary Shares. The Sponsor, or its permitted transferees, will have the option to exercise the PubCo Private Warrants on a cashless basis and have certain registration rights. Otherwise, PubCo Private Warrants will have terms and provisions identical to PubCo public warrants. If the PubCo Private Warrants are held by holders other than the Sponsor or its permitted transferees, PubCo Private Warrants will be redeemable in all redemption scenarios and exercisable by the holders on the same basis as the PubCo public warrants.
Except as described under “Description of PubCo Share Capital — Warrants — Public Warrants — Redemption of warrants when the price per PubCo Class A Ordinary Share equals or exceeds $10.00,” if holders of the PubCo Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its PubCo Private Warrants for that number of PubCo Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Class A Ordinary Shares underlying the PubCo Private Warrants, multiplied by the excess of the “sponsor fair market value” (defined below) less the exercise price of the PubCo Private Warrants by (y) the sponsor fair market value. For these purposes, the “sponsor fair market value” shall mean the average last reported sale price of the PubCo Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of PubCo Private Warrant exercise is sent to the warrant agent.
Modal Warrants
Under the proposed terms as modified during negotiations up to the date of this proxy statement/ prospectus, the Modal PIPE Financing is expected to comprise, among other things, the issuance of the Modal Warrants to purchase up to 4,347,826 PubCo Class A Ordinary Shares (corresponding to 6.5% of the issued share capital of PubCo on a fully-diluted basis immediately following consummation of the BusinessCombination, in the “No Redemption Scenario” described in this proxy statement/prospectus) for a per share exercise price of $11.50. For more information about the Modal PIPE Financing, see “Business Combination Proposal — Certain Agreements Related to the Business Combination — Modal PIPE Financing.”

When the definitive documentation for the Modal PIPE Financing has been structured, negotiated and finalized, this proxy statement/prospectus shall be amended prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms part in order to disclose the material terms of the Modal Warrants.
Certain Anti-Takeover Provisions in the Proposed Governing Documents
Some provisions of the Proposed Governing Documents may discourage, delay or prevent a change in control of PubCo or management that shareholders may consider favorable. In particular, PubCo’s capital structure concentrates ownership of voting rights in SuperBac Founder, as PubCo’s controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PubCo to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the PubCo Class A Ordinary Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in PubCo’s management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Ordinary Shares
Subject to any rights and restrictions for the time being attached to any class or classes of shares, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders.
Since SuperBac Founder own all of PubCo Class B Ordinary Shares, he has the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with SuperBac Founder as the controlling shareholder. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as SuperBac Founder has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of PubCo, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PubCo has two classes of PubCo Ordinary Shares may have the effect of depriving you as a holder of PubCo Class A Ordinary Shares of an opportunity to sell your PubCo Class A Ordinary Shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
Preferred Shares
The Proposed Governing Documents provide the board of directors with wide powers to issue additional shares, and one or more classes or series of preferred shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued. The issuance of additional shares may be used as an anti-takeover device without further action on the part of PubCo’s shareholders. Such issuance may further dilute the voting power of existing holders of PubCo Class A Ordinary Shares.
Despite the anti-takeover provisions described above, under Cayman Islands law, PubCo’s board of directors may only exercise the rights and powers granted to them under the Proposed Governing Documents, for what they believe in good faith to be in PubCo’s best interests and for a proper purpose.
Exempted Company
PubCo is an exempted company incorporated under the laws of Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
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an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

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an exempted company’s register of members is not open to inspection;

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an exempted company does not have to hold an annual general meeting;

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an exempted company may issue no par value shares;

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an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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an exempted company may register as a limited duration company; and

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an exempted company may register as a segregated portfolio company.

Data Protection
PubCo has certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.
Privacy Notice
Introduction
This privacy notice puts PubCo’s shareholders on notice that through investment in PubCo the shareholder will provide PubCo with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).
Investor Data
PubCo will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. PubCo will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which PubCo is subject. PubCo will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In PubCo’s use of this personal data, PubCo will be characterized as a “data controller” for the purposes of the DPA, while its affiliates and service providers who may receive this personal data from PubCo in the conduct of its activities may either act as PubCo’s “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to PubCo.
PubCo may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Whom this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides PubCo with personal data on individuals connected to you for any reason in relation your investment in PubCo, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How PubCo May Use a Shareholder’s Personal Data
PubCo, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:
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where this is necessary for the performance of PubCo’s rights and obligations under any purchase agreements;

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where this is necessary for compliance with a legal and regulatory obligation to which PubCo is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

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where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should PubCo wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), PubCo will contact you.
Why PubCo May Transfer Your Personal Data
In certain circumstances PubCo may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
PubCo anticipates disclosing personal data to persons who provide services to PubCo and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on PubCo’s behalf.
The Data Protection Measures Taken by PubCo
Any transfer of personal data by PubCo or its duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.
PubCo and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
PubCo shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.
Enforcement of Civil Liabilities
The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.
PubCo’s Cayman Islands legal counsel have advised that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against PubCo judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States the securities laws of any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against PubCo predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be given by a court of competent jurisdiction, final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Anti-Money Laundering
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands or a nominated officer, pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

PRICE RANGE OF SECURITIES AND DIVIDENDS
XPAC
Price Range of XPAC Securities
XPAC’s units, XPAC Class A Ordinary Shares and public warrants are currently listed on Nasdaq under the symbols “XPAXU,” “XPAX” and “XPAXW,” respectively. Holders of the units, XPAC Class A Ordinary Shares and public warrants should obtain current market quotations for their securities. The market price of XPAC’s securities could vary at any time before the Business Combination.
Holders
As of the date of this proxy statement/prospectus, there were [•] holders of record of our units, [•] holders of record of our XPAC Class A Ordinary Shares, [•] holders of record of our XPAC Class B Ordinary Shares and [•] holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, XPAC Class A Ordinary Shares and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
XPAC has not paid any cash dividends on its XPAC Class A Ordinary Shares to date and does not intend to pay any cash dividends prior to consummation of the Business Combination. The payment of cash dividends in the future will be dependent upon PubCo revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of the Business Combination. The payment of any cash dividends following the consummation of the Business Combination will be within the discretion of PubCo’s board of directors at such time.
SuperBac
Historical market price information for SuperBac’s share capital is not provided because there is no public market for SuperBac’s share capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SuperBac.”

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, PubCo will have [•] PubCo Ordinary Shares authorized, consisting of [•] PubCo Class A Ordinary Shares and [•] PubCo Class B Ordinary Shares, and up to [•] PubCo Ordinary Shares issued and outstanding, consisting of [•] PubCo Class A Ordinary Shares and [•] PubCo Class B Ordinary Shares, assuming that no public shares are redeemed in connection with the Business Combination, assuming that the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination” (without taking into account any additional dilution sources, such as the PubCo Warrants and the Modal Warrants).
All of the PubCo Class A Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by the SuperBac Founder, PubCo’s “affiliates” or XPAC’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the PubCo Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Class A Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Class A Ordinary Shares. PubCo has applied for listing of the PubCo Class A Ordinary Shares on Nasdaq, but PubCo cannot assure you that a regular trading market will develop in the PubCo Class A Ordinary Shares.
Lock-up Agreement and Lock-up Joinder Agreement
On April 25, 2022, certain SuperBac shareholders entered into the Lock-up Agreement, pursuant to which, following the Acquisition Closing: (i) the SuperBac Founder has agreed to a two-year lock-up of his PubCo Ordinary Shares (other than the sale of up to R$70.0 million of PubCo Ordinary Shares), and (ii) substantially all of the other SuperBac shareholders have agreed a six-month lock-up period of his PubCo Ordinary Shares.
In addition, the PubCo Class A Ordinary Shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options.
On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into the Lock-up Joinder Agreement with XPAC, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and subject itself to a lock-up period of six months from the Acquisition Closing Date.
Notwithstanding the foregoing, the Lock-up Agreement provides for the following permitted transfers: (x) if the relevant shareholder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or any family member of any of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with it or its affiliates or who shares a common investment advisor with the it, to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this item (x), by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, or in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof, (y) if the relevant shareholder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, (C) to any member of such shareholder’s immediate family or any trust for the direct or indirect benefit of such shareholder or the immediate family of such shareholder, an affiliate of such individual or to a charitable organization or (D) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, or (z) if such shareholder is (A) a SuperBac Founder, to another SuperBac Founder, or (B) a Temasek Party (as defined in the Business Combination Agreement), to another Temasek Party, as set forth in the Lock-up Agreement.

Sponsor Support Agreement
On April 25, 2022, the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo entered into the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (if any) (to the extent permitted by applicable law) to, and the independent directors of XPAC agreed to, among other things, to a lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, during the periods of one year and 30 days, respectively, commencing as of the Acquisition Closing, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
Notwithstanding the foregoing, the Sponsor Support Agreement provides for the following permitted transfers: (i) to current or former officers or directors of XPAC, any affiliates or family members of XPAC’s current or former directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or transfers made in connection with the consummation of the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; (vii) in the event of XPAC’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; and (ix) in the event of PubCo’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction following the consummation of the transactions contemplated by the Business Combination Agreement which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property after the Acquisition Closing; provided, however, that, in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement with SuperBac agreeing to be bound by the transfer restrictions and other restrictions contained in the Sponsor Support Agreement.
Regulation S
Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.
PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.
PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144
All of PubCo’s equity shares that will be outstanding upon consummation of the Business Combination, other than those equity shares sold in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo.
Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months would be subject to additional restrictions, by which such person may sell only a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding equity shares of the same class which, immediately after the Business Combination, will equal PubCo Ordinary Shares; or

•
the average weekly trading volume of PubCo’s Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•
at least one year has elapsed from the time that the issuer filed current Form 20-F type information with the SEC reflecting its status as an entity that is not a shell company.

Rule 701
In general, under Rule 701 of the Securities Act, each of SuperBac’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
A&R Registration Rights Agreement
Concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain SuperBac shareholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement within 30 days after the Acquisition Closing. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing.
Following the Acquisition Closing, (i) holders of an aggregate of up to 29,463,188 PubCo Ordinary Shares will have registration rights pursuant to the A&R Registration Rights Agreement, and (ii) the resale of up to 4,347,826 PubCo Class A Ordinary Shares issuable pursuant to the exercise of the Modal Warrants is expected to be registrable pursuant to registration rights provisions of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, which, in the aggregate, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, represents 47.2% and 68.0%, respectively, of the outstanding PubCo Ordinary Shares (assuming a cash exercise in full of the Modal Warrants, but without taking into account any additional dilution sources, such as the PubCo Warrants).

BENEFICIAL OWNERSHIP OF SECURITIES
The following table shows information known to us regarding (i) the actual beneficial ownership of XPAC Ordinary Shares as of [•], 2023 prior to the consummation of the Business Combination, and (ii) the expected beneficial ownership of PubCo Ordinary Shares immediately following consummation of the Business Combination (assuming a No Redemption Scenario, assuming a Minimum Cash Condition Scenario and assuming a Full Redemption Scenario) by:
•
each person known by XPAC to beneficially own more than 5% of the outstanding XPAC Ordinary Shares immediately prior to the consummation of the Business Combination and each person expected to beneficially own more than 5% of the PubCo Ordinary Shares immediately after the consummation of the Business Combination;

•
each of XPAC’s current executive officers and directors;

•
each person who will become an executive officer or director of PubCo in connection with consummation of the Business Combination; and

•
all executive officers and directors of XPAC as a group pre-Business Combination, and all expected executive directors and officers of PubCo as a group post-Business Combination.

Pursuant to the Existing Governing Documents, each XPAC Ordinary Share entitles the holder to one vote per share. Pursuant to the Proposed Governing Documents, subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b) of the Proposed Governing Documents, each PubCo Class A Ordinary Share will be entitled to one vote on all matters subject to a vote of the PubCo shareholders, and each PubCo Class B Ordinary Share will be entitled to ten votes on all matters subject to a vote of PubCo shareholders. Unless otherwise indicated, XPAC believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
The calculation of the pre-Business Combination percentage of beneficial ownership is based on 27,451,414 XPAC Ordinary Shares outstanding on [•], 2023, of which 21,961,131 were XPAC Class A Ordinary Shares and 5,490,283 were XPAC Class B Ordinary Shares held by XPAC’s initial shareholders (including 5,400,283 XPAC Class B Ordinary Shares held by the Sponsor).
The expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination assumes three alternative redemption scenarios:

•
a No Redemption Scenario, which assumes that (i) no public shares are redeemed in connection with the Business Combination, and (ii) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus. In addition, it reflects the other assumptions set forth under“Presentation of Certain Assumptions Relating to the Business Combination;”

•
a Minimum Cash Condition Scenario, which assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, and (ii) 11.98 million XPAC Class A Ordinary Shares (or 54.5% of the public shares) are redeemed in connection with the Business Combination for an aggregate redemption price of $119.8 million (equal to the pro rata share of the amount on deposit in the Trust Account as of June 30, 2022), which is the maximum number of public shares that could be redeemed and still result in $100.0 million in gross proceeds being available from the Trust Account to satisfy the Minimum Cash Condition when taken together with the gross proceeds of the Modal PIPE Financing. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination;” and

•
a Full Redemption Scenario, which assumes that (i) the Modal PIPE Financing is consummated on the Acquisition Closing Date on the terms and conditions as described in this proxy statement/prospectus, (ii) all of the public shares are redeemed in connection with the Business Combination for an aggregate redemption price of $219.9 million (equal to the amount on deposit in the Trust Account as of June 30, 2022), and (iii) SuperBac, at its sole discretion, waives the Minimum Cash Condition provided for in the Business Combination Agreement. If SuperBac elects not to partially waive the Minimum Cash Condition to a level that would permit consummation of the Business Combination, if additional PIPE Investments and/or Additional Permitted Financings are not obtained, then the conditions to the consummation of the Business Combination would not be satisfied and the Business Combination would likely not be consummated. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Accordingly, the expected beneficial ownership percentages set forth below take into account (i) the outstanding warrants to purchase XPAC Class A Ordinary Shares which will be converted into the right to purchase PubCo Class A Ordinary Shares immediately prior to the Initial Merger Effective Time, and (ii) the outstanding Vested SuperBac Options and Unvested SuperBac Options that will be “net exercised” in full immediately prior to the Acquisition Closing Date and converted into PubCo Class A Ordinary Shares in accordance with the Option Exchange Ratio at the Acquisition Closing Date.
Based on the foregoing assumptions, we estimate that there would be:
•
43,152,938 PubCo Class A Ordinary Shares and 8,271,380 PubCo Class B Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the No Redemption Scenario;

•
30,575,512 PubCo Class A Ordinary Shares and 8,873,646 PubCo Class B Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the Minimum Cash Condition Scenario; and

•
19,728,176 PubCo Class A Ordinary Shares and 9,735,012 PubCo Class B Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the Full Redemption Scenario.

If the actual facts are different from the foregoing assumptions, the ownership figures for PubCo under the post-Business Combination columns in the table that follows will be different.
				Post-Business Combination
	Business Combination			No Redemption Scenario				Minimum Cash Condition Scenario				Full Redemption Scenario
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest and Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power
XPAC’s Officers, Directors and 5% or More Holders
Pre-Business Combination:
Chu Chiu Kong	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Guilherme Teixeira	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fabio Kann	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Marcos Peixoto	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Denis Pedreira	—	30,000	*	30,000	—	*	—	30,000	—	—	—	30,000	—	—	—
Ana Cabral-Gardner	—	30,000	*	30,000	—	*	—	30,000	—	—	—	30,000	—	—	—
Camilo de Oliveira Tedde	—	30,000	*	30,000	—	*	—	30,000	—	—	—	30,000	—	—	—
XPAC Sponsor LLC(2)	—	5,400,283	19.7%	9,661,768	—	17.4%	7.4%	7,916,224	—	18.1%	6.4%	5,419,732	—	16.1%	4.5%
XP Inc.(3)	2,109,257	5,400,283	27.4%	11,771,025	—	22.9%	9.4%	10,025,481	—	25.4%	8.4%	7,528,989	—	25.6%	6.4%
TRUXT Investimentos Ltda.(4)	1,950,000	—	7.1%	2,600,000	—	5.0%	2.1%	2,600,000	—	6.5%	2.2%	650,000	—	2.2%	0.6%
Fourth Sail Capital LP(5)	1,500,000	—	5.5%	2,000,000	—	3.9%	1.6%	2,000,000	—	5.0%	1.7%	500,000	—	1.8%	0.4%
All directors and executive officers as a group (7 individuals)	—	90,000	*	90,000	—	*	*	90,000	—	*	*	90,000	—	*	*
Directors and Executive Officers of PubCo After the Consummation of the Business Combination:
Luiz Augusto Chacon de Freitas Filho(6)	—	—	—	—	8,271,380	16.1%	65.7%	—	8,873,646	22.5%	74.4%	—	9,735,012	33.0%	83.1%
Guilherme Teixeira	—	—	—	—	—		—	—	—	—	—	—	—	—	—
Camilo de Oliveira Tedde	—	30,000	—	30,000	—	—	—	30,000	—	—	—	30,000	—	—	—
Mozart Fogaça Júnior	—	—	—	146,645	—	*	*	157,323	—	*	*	172,594	—	*	*
Wilson Ernesto da Silva	—	—	—	98,685	—	*	*	105,870	—	*	*	116,147	—	*	*
Giuliano Pauli	—	—	—	100,486	—	*	*	107,803	—	*	*	118,267	—	*	*
André Luiz Morais	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Marco Antonio Gomes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

				Post-Business Combination
	Business Combination			No Redemption Scenario				Minimum Cash Condition Scenario				Full Redemption Scenario
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest and Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power	Class A Ordinary Shares	Class B Ordinary Shares	% of Economic Interest	% of Voting Power
All directors and executive officers as a group (8 individuals)	—	—	—	345,816	8,271,380	16.8%	66.0%	370,996	8,873,646	23.4%	74.7%	407,008	9,735,012	34.4%	83.5%
5% or More holders and Certain Other Holders:
Temasek(7)	—	—	—	10,448,253	—	20.3%	8.3%	11,209,024	—	28.4%	9.4%	12,297,085	—	41.7%	10.5%
David Feffer(8).	—	—	—	3,415,313	—	6.6%	2.7%	3,663,993	—	9.3%	3.1%	4,019,657	—	13.6%	3.4%

*
Less than 1%.

(1)
Unless otherwise noted, the business address of each of the persons and entities listed above is 55 West 46th Street, 30th Floor, New York, NY 10036, United States.

(2)
The Sponsor, XPAC Sponsor LLC, is the record holder of the shares. The sole member of the Sponsor, XP Inc., by virtue of its control over the Sponsor, may be deemed to beneficially own shares held by the Sponsor. Includes the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants held by the Sponsor (which shall be exercisable within 60 days following consummation of the Business Combination). The numerator and the denominator in the percentage calculation includes the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants held by the Sponsor.

(3)
Comprises (i) the number of XPAC Class B Ordinary Shares held by the Sponsor that are convertible for XPAC Class A Ordinary Shares (in the case of the pre-Business Combination scenario) or the number of PubCo Class A Ordinary Shares held by the Sponsor as shown in the row above (in the case of the post-Business Combination scenarios); (ii) 1,222,500 XPAC Class A Ordinary Shares held by Trend XPAC Fundo de Ações Investimento no Exterior, which is a fund managed by an affiliate of XP; (iii) 847,709 XPAC Class A Ordinary Shares held by Brazil International Fund SPC — LB International Fund CS, which is a fund managed by an affiliate of XP; (iv) 37,247 XPAC Class A Ordinary Shares held by XP Long Term FIM IE, which is a fund managed by an affiliate of XP; and (v) 1,801 XPAC Class A Ordinary Shares held by XP Long Term Equity Institucional Master FIA, which is a fund managed by an affiliate of XP.

(4)
This information is based solely on the Schedule 13G/A filed with the SEC on February 4, 2022 on behalf of TRUXT Investimentos Ltda. (“TRUXT”), TRUXT Brazil Long Bias and Bruno de Godoy Garcia (“Mr. Garcia”). TRUXT and Mr. Garcia have shared voting and dispositive power over 1,950,000 XPAC Class A Ordinary Shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT. TRUXT is the investment manager, and Mr. Garcia is the portfolio manager, of TRUXT Brazil Long Bias, a Cayman Islands corporation. TRUXT, Mr. Garcia and TRUXT Brazil Long Bias may be deemed to share voting and dispositive power with respect to 1,681,332 XPAC Class A Ordinary Shares held by TRUXT Brazil Long Bias. The business address of each of TRUXT, TRUXT Brazil Long Bias and Mr. Garcia is Av. Ataulfo de Paiva, 153, 6th Floor, Leblon, Rio de Janeiro, RJ, 22440-032, Brazil.

(5)
This information is based solely on the Schedule 13G filed with the SEC on August 11, 2021 on behalf of Fourth Sail Capital LP (“Fourth Sail Capital”), Ariel Merenstein (“Mr. Merenstein”), Fourth Sail Long Short LLC (“Fourth Sail Long Short”) and Fourth Sail Discovery LLC (“Fourth Sail Discovery”). Fourth Sail Long Short directly holds 1,153,800 XPAC Class A Ordinary Shares and Fourth Sail Discovery directly holds 346,200 XPAC Class A Ordinary Shares. Fourth Sail Capital is the General Partner and Investment Manager of each of Fourth Sail Long Short and Fourth Sail Discovery. Mr. Merenstein is the managing partner of Fourth Sail Capital. The business address of each of Fourth Sail Capital, Mr. Merenstein, Fourth Sail Long Short and Fourth Sail Discovery is Cayman Corporate Centre, 27 Hospital Road, George Town — Grand Cayman KY1-9008, Cayman Islands.

(6)
Consists of shares owned, collectively or individually, by Luiz Augusto Chacon de Freitas Filho and one or more entities beneficially owned by Luiz Augusto Chacon de Freitas Filho. The business address of Luiz Augusto Chacon de Freitas Filho and such entities beneficially owned by Luiz Augusto Chacon de Freitas Filho is Rua Arizona, 491, 7th and 8th Floors, Brooklin, Cidade Monções, SP, 04567-001, Brazil.

(7)
Consists of shares owned, collectively or individually, by Sommerville Investments B.V. and Orjen Investments Pte. Ltd., which are indirect wholly owned subsidiaries of Temasek Holdings (Private) Limited. The registered address of Orjen Investments Pte. Ltd. and Temasek Holdings (Private) Limited is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891, Republic of Singapore. The address of Sommerville Investments B.V. is Muiderstraat 9, 1011 PZ Amsterdam, the Netherlands.

(8)
Consists of shares owned, collectively or individually, by David Feffer and one or more entities beneficially owned by David Feffer. The business address of David Feffer and such entities beneficially owned by David Feffer is Av. Brigadeiro Faria Lima, 1355, 21st Floor, Jardim Paulistano, São Paulo, SP, 01452-919, Brazil.

A&R Registration Rights Agreement
Concurrently with the Acquisition Closing, PubCo, the Sponsor, XPAC and certain SuperBac shareholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement, dated as of July 29, 2021, shall be amended and restated, with such amendment and restatement becoming effective upon the Acquisition Closing. PubCo will also commit to use its commercially reasonable efforts to submit to, or file with the SEC, a resale shelf registration statement on Form F-1 that will include, among other things, the resale of the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the A&R Registration Rights Agreement within 30 days after the Acquisition Closing. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, among others, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than an aggregate of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo following the Acquisition Closing.
Following the Acquisition Closing, (i) holders of an aggregate of up to 29,463,188 PubCo Ordinary Shares will have registration rights pursuant to the A&R Registration Rights Agreement, and (ii) the resale of up to 4,347,826 PubCo Class A Ordinary Shares issuable pursuant to the exercise of the Modal Warrants is expected to be registrable pursuant to registration rights provisions of the warrant agreement expected to be entered in connection with the issuance of the Modal Warrants, which, in the aggregate, in the “No Redemption Scenario” and in the “Full Redemption Scenario” described in this proxy statement/prospectus, represents 47.2% and 68.0%, respectively, of the outstanding PubCo Ordinary Shares (assuming a cash exercise in full of the Modal Warrants, but without taking into account any additional dilution sources, such as the PubCo Warrants).

ADDITIONAL INFORMATION
Submission of Future Shareholder Proposals
The XPAC Board is aware of no other matter that may be brought before the extraordinary general meeting. XPAC does not expect to hold a 2022 annual meeting of shareholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if XPAC does not consummate a business combination by August 3, 2023 or during any extension period, XPAC is required to begin the dissolution process provided for in its amended and restated certificate of incorporation, as amended. XPAC will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.
Shareholder Communications
Shareholders and interested parties may communicate with the XPAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of XPAC Acquisition Corp., 55 West 46th Street, 30th Floor, New York, NY 10036, United States. Each communication will be forwarded, depending on the subject matter, to the XPAC Board, the appropriate committee chairperson or all non-management directors.
Delivery of Documents to Shareholders
Pursuant to the rules of the SEC, XPAC and servicers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, XPAC will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Shareholders may notify XPAC of their requests by calling (646) 664-0501 or writing XPAC at its principal executive offices at 55 West 46th Street, 30th Floor, New York, NY 10036, United States.
Enforceability of Civil Liabilities Under U.S. Securities Laws
PubCo is a Cayman Islands exempted company. A majority of the directors and executive officers of PubCo, and certain of the experts named in this proxy statement/prospectus are residents of non-United States jurisdictions and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them, in original actions or in actions for enforcement of judgments of United States courts, liabilities predicated upon the United States federal securities laws.
PubCo has been advised by its Cayman Islands legal counsel, Mourant Ozannes (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against PubCo judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against PubCo predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is Privy Council authority (the decisions of which Court are binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be capable of being enforced without applying the principles outlined above, subject to the limitations of the domestic Court’s insolvency regime. However, subsequent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should, in appropriate circumstances, be enforced by applying the principles set forth above, and not for instance by the simple exercise of the Courts’ discretion. Those cases have been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a foreign bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for the provision of active assistance of overseas bankruptcy proceedings. PubCo understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.
Legal Matters
The validity of the PubCo Ordinary Shares to be issued in connection with the Business Combination will be passed upon by Mourant Ozannes (Cayman) LLP, Cayman Islands counsel to PubCo.
XPAC will receive an opinion from Shearman to the effect that the Initial Merger will qualify as an F Reorganization.
Other Matters
As of the date of this proxy statement/prospectus, the XPAC Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.
Experts
The consolidated financial statements of SuperBac Biotechnology Solutions S.A. and its subsidiaries as of December 31, 2021, December 31, 2020 and January 1, 2020, and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report of Grant Thornton Auditores Independentes Ltda., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of XPAC Acquisition Corp. as of December 31, 2021, and for the period from March 11, 2021 (inception) to December 31, 2021 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of XPAC to continue as a going concern as described in Note 1 of the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
XPAC files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read XPAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document XPAC files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the extraordinary general meeting, you should contact us by telephone or in writing:
XPAC Acquisition Corp.
55 West 46th Street, 30th Floor
New York, NY 10036
United States
Tel: (646) 664-0501
Email: xpac@xpi.com.br
You may also obtain these documents by requesting them in writing or by telephone from XPAC’s proxy solicitation agent at the following address and telephone number:
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If you are an XPAC shareholder and would like to request documents, please do so by to receive them before the XPAC extraordinary general meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information contained or incorporated by reference in this proxy statement/prospectus relating to XPAC has been supplied by XPAC, and all such information relating to SuperBac has been supplied by SuperBac. Information provided by either XPAC or SuperBac does not constitute any representation, estimate or projection of any other party.
None of XPAC, PubCo or SuperBac has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS
The Registrant was incorporated on March 11, 2022. Prior to the consummation of the Business Combination, the Registrant will not have commenced operations and has nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Registrant have been omitted from this proxy statement/prospectus.
INDEX TO FINANCIAL STATEMENTS
XPAC ACQUISITION CORP.
Unaudited Interim Financial Statements as of and for the three and nine months ended September 30, 2022	Page
Condensed Balance Sheets as of September 30, 2022 and December 31, 2021	F-3
Condensed Statements of Operations for the three months ended September 30, 2022 and 2021, the nine months ended September 30, 2022 and for the period from March 11, 2021 (inception) to
September 30, 2021.
F-4
Condensed Statement of Changes in Shareholder’s Equity (Deficit) for the three and nine months ended September 30, 2022, the three months ended September 30, 2021 and for the period from March 11, 2021 (inception) to September 30, 2021
F-5
Statement of Cash Flows for the nine months ended September 30, 2022 and for the period from March 11, 2021 (inception) to September 30, 2021	F-6
Notes to the Financial Statements	F-7
SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

XPAC ACQUISITION CORP.
CONDENSED BALANCE SHEETS
(UNAUDITED)
	As of
	September 30, 2022	December 31, 2021
Assets
Current assets
Cash	$231,010	$352,190
Prepaid expenses	348,417	411,502
Total current assets	579,427	763,692
Investments held in Trust Account	220,891,656	219,617,731
Prepaid expenses – non-current portion	—	233,479
Total assets	$221,471,083	$220,614,902
Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	$347,872	$132,916
Accrued expenses	4,379,137	914,809
Accrued offering costs	92,000	92,000
Total current liabilities	4,819,009	1,139,725
Promissory note payable – related party	300,000	84,412
Deferred underwriter’s commission fee	4,996,157	5,380,477
Deferred advisory fee – related party	2,690,239	2,305,919
Warrant liabilities	1,679,455	5,825,972
Total liabilities	14,484,860	14,736,505
Commitments and contingencies (Note 8)
Class A ordinary shares subject to possible redemption, 21,961,131 shares at redemption value of $10.06 and $10.00 as of September 30, 2022 and December 31, 2021, respectively	220,891,656	219,617,731
Shareholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, none issued and outstanding (excluding 21,961,131 Class A ordinary shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 5,490,283 shares issued and outstanding	549	549
Accumulated deficit	(13,905,982)	(13,739,883)
Total shareholders’ deficit	(13,905,433)	(13,739,334)
Total liabilities and shareholders’ deficit	$221,471,083	$220,614,902
The accompanying notes are an integral part of these unaudited condensed financial statements.

XPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the three months ended		For the nine months ended September 30, 2022	For the period from March 11, 2021 (inception) through September 30, 2021
	September 30, 2022	September 30, 2021
Formation and operating costs	$1,697,156	$589,667	$4,338,159	$600,920
Loss from operations	(1,697,156)	(589,667)	(4,338,159)	(600,920)
Other income (expense)
Change in fair value of warrant liabilities	158,804	5,553,385	4,146,517	5,553,385
Offering expenses related to warrant issuance	—	(519,498)	—	(519,498)
Gain on securities held in trust	971,818	2,008	1,273,925	2,008
Foreign exchange gain	14,682	—	25,543	—
Total other income	1,145,304	5,035,895	5,445,985	5,035,895
Net income (loss)	$(551,852)	$4,446,228	$1,107,826	$4,434,975
Basic and diluted weighted average shares outstanding, redeemable Class A ordinary shares	21,961,131	13,594,936	21,961,131	6,197,691
Basic and diluted net income per share, redeemable Class A ordinary shares	$(0.02)	$0.23	$0.04	$0.38
Basic and diluted weighted average shares outstanding, non-redeemable Class B ordinary shares	5,490,283	5,629,916	5,490,283	5,469,765
Basic and diluted net income (loss) per share, non-redeemable Class B ordinary shares	$(0.02)	$0.23	$0.04	$0.38
The accompanying notes are an integral part of these unaudited condensed financial statements.

XPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	—	$—	5,490,283	$549	$—	$(13,739,883)	$(13,739,334)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(14,424)	(14,424)
Net loss	—	—	—	—	—	(208,504)	(208,504)
Balance – March 31, 2022	—	—	5,490,283	549	—	(13,962,811)	(13,962,262)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(287,683)	(287,683)
Net income	—	—	—	—	—	1,868,182	1,868,182
Balance – June 30, 2022	—	—	5,490,283	549	—	(12,382,312)	(12,381,763)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(971,818)	(971,818)
Net loss	—	—	—	—	—	(551,852)	(551,852)
Balance – September 30, 2022	—	$—	5,490,283	$549	—	(13,905,982)	(13,905,433)
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – March 11, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares	—	—	5,750,000	575	24,425		25,000
Net loss	—	—	—	—	—	(11,069)	(11,069)
Balance – March 31, 2021	—	—	5,750,000	575	24,425	(11,069)	13,931
Net loss	—	—	—	—	—	(183)	(183)
Balance – June 30, 2021	—	—	5,750,000	575	24,425	(11,252)	13,748
Forfeiture of Founder Shares	—	—	(259,717)	(26)	26	—	—
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	(24,451)	(19,594,582)	(19,619,033)
Net income	—	—	—	—	—	4,446,228	4,446,228
Balance – September 30, 2021	—	$—	5,490,283	$549	$—	$(15,159,606)	$(15,159,057)
The accompanying notes are an integral part of these unaudited condensed financial statements.

XPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the nine months ended September 30, 2022	For the period from March 11, 2021(inception) through September 30, 2021
Cash flow from operating activities:
Net income	$1,107,826	$4,434,975
Gain on securities held in trust	(1,273,925)	(2,008)
Change in fair value of warrant liabilities	(4,146,517)	(5,553,385)
Offering costs allocated to warrants	—	519,498
Changes in operating assets and liabilities:
Prepaid expenses	63,085	(747,792)
Prepaid expenses – non-current	233,479	—
Accounts payable	214,956	162,605
Accrued expenses	3,464,328	302,560
Due to Sponsor	—	84,412
Net cash used in operating activities	(336,768)	(799,135)
Cash flow from investing activities:
Purchase of investments held in trust account	—	(219,611,310)
Net cash used by investing activities	—	(219,611,310)
Cash flow from financing activities:
Proceeds from sale of Founder Shares	—	25,000
Proceeds from affiliate promissory note	215,588	—
Proceeds from sale of Units	—	215,219,083
Proceeds from sale of Private Placement Units	—	6,392,228
Payment of offering cost	—	(219,740)
Net cash provided by financing activities	215,588	221,416,571
Net change in cash	(121,180)	1,006,126
Cash at beginning of period	352,190	—
Cash at end of period	$231,010	$1,006,126
Non-cash financing activities:
Deferred offering costs included in promissory note – related party	—	$84,412
Deferred offering costs included in accrued offering costs	$—	$542,000
Deferred underwriting fee payable	$—	$(7,686,396)
Remeasurement of ordinary shares subject to possible redemption value	$1,273,925	$(219,613,318)
The accompanying notes are an integral part of these unaudited condensed financial statements.

XPAC ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND
XPAC Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on March 11, 2021. The Company was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2022, the Company had not commenced any operations. All activity for the period from March 11, 2021 (inception) through September 30, 2022 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), and since the Initial Public Offering, the search for a target for its Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on July 29, 2021 (the “Effective Date”). On August 3, 2021, the Company consummated the Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200,000,000, which is discussed in Note 3. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,000,000 Private Warrants (the “Private Warrants”) at a price of $1.50 per Private Warrant in a private placement to XPAC Sponsor, LLC (the “Sponsor”) generating proceeds of $6,000,000 from the sale of the Private Warrants, which is discussed in Note 4.
The Company had granted the underwriter in the Initial Public Offering (the “Underwriter”) a 45-day option to purchase up to 3,000,000 additional Units to cover over-allotments, if any. On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units from the Company (the “Over-Allotment Units”), generating gross proceeds of $19,611,310. Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 261,485 additional Private Warrants at a purchase price of $1.50 per Private Warrant in a private placement to the Sponsor, generating gross proceeds of $392,228. The remainder of the over-allotment option expired unexercised.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Management agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including the proceeds from the sale of the Private Warrants, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government treasury bills, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.
The Company will provide its public shareholders with the opportunity to redeem all or a portion of the Class A ordinary shares included in the Units sold in the Initial Public Offering (the “Public Shares”) upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to the limitations described herein.
The amount deposited in the Trust Account as a result of the Initial Public Offering and subsequent partial exercise of the over-allotment option was an aggregate of $219,611,310, or $10.00 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the Business Combination with respect to the warrants. The initial shareholders, directors and officers have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and Public Shares held by them in connection with the completion of the Business Combination.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 24 months from the closing of the Initial Public Offering to complete a Business Combination (subject to any extension in the amount of time that the Company has to consummate a Business Combination beyond 24 months as a result of a shareholder vote to amend the Company’s amended and restated memorandum and articles of association) (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive it right to its deferred underwriting commission (see Note 8) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
On April 25, 2022, the Company entered into a Business Combination Agreement (the “ Business Combination Agreement”) with (i) SUPERBAC PubCo Holdings Inc, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“ PubCo”), (ii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“ Merger Sub 1”), (iii) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“ Merger Sub 2”), and (iv) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“ SuperBac”), pursuant to which the Company agreed to combine with

SuperBac in a series of transactions that would result in PubCo becoming a publicly-traded company and listed on the Nasdaq Capital Market, with PubCo indirectly owning at least ninety-five percent (95%), but potentially less than one hundred percent (100%) of the equity interests in SuperBac (on a fully-diluted basis).
As a result of the Business Combination, among other things: (i) each Class A ordinary share of an exempted company incorporated with limited liability in the Cayman Islands to be formed by SuperBac (“Newco”) issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued Class A ordinary share of PubCo that is equal to the quotient obtained by dividing the Per Share Merger Equity Consideration Value (as defined in the Business Combination Agreement) by $10.00 (“Share Exchange Ratio”), without interest, subject to rounding, (ii) each Class B ordinary share of Newco issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued Class B ordinary share of PubCo that is equal to the Share Exchange Ratio, without interest, subject to rounding, and (iii) each unvested option to purchase shares of SuperBac under the Company ESOPs (as defined in the Business Combination Agreement) shall automatically be vested and, together with each outstanding vested option to purchase shares of SuperBac under the Company ESOPs, all such vested options will be “net exercised” in full and the resultant number of shares of SuperBac will be converted into a number of Class A ordinary shares of PubCo determined in accordance with the quotient obtained by dividing the Per Option Conversion Value (as defined in the Business Combination Agreement) by $10.00.
The Per Share Merger Equity Consideration Value is defined in the Business Combination Agreement and is based on an amount in dollars equal to: (a) the Acquisition Closing Equity Value of $316,950,513.46 (minus the Company Reorganization Payments, the Sponsor Final Promote Amount, any Excess of Company Transaction Expenses and any Excess of Permitted Indebtedness, each as defined in the Business Combination Agreement, provided that such resulting dollar amount shall be as adjusted downwards by a factor equal to the proportion of the number of Remaining Minority Company Shares (as defined in the Business Combination Agreement) outstanding to the number of SuperBac shares outstanding); divided by (b) the number of outstanding Newco Shares (as defined in the Business Combination Agreement).
Upon closing of the transactions contemplated by the Business Combination Agreement with respect to the Acquisition Merger (“Acquisition Closing”), PubCo is expected to become publicly traded and listed on the Nasdaq Capital Market.
The Mergers and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents (as defined in the Business Combination Agreement) (the “Transactions”) have been unanimously approved by the Company’s board of directors, which has unanimously determined to recommend that the shareholders of the Company vote to approve the Business Combination Agreement and Transactions. The Mergers and the Transactions have also been approved by SuperBac’s board of directors and SuperBac’s shareholders, and SuperBac will convene and hold a further meeting of its shareholders to obtain shareholder approval of the exercise of the SuperBac warrants, the conversion of the Class C preferred shares of SuperBac, and an increase in the number the SuperBac’s authorized issuable share capital.
Consummation of the Transactions is subject to customary conditions, including (i) approval by the Company’s and SuperBac’s shareholders (certain of which SuperBac shareholder approvals were obtained on May 12, 2022, with other approvals remaining outstanding), (ii) the absence of any law or governmental order which has the effect of making consummation of the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions, (ii) the effectiveness of the registration statement filed in connection with the proposed SuperBac Business Combination, (iii) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and Class A ordinary shares of PubCo to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, and (iv) material accuracy of representations and warranties, and material compliance with covenants, in the Business Combination Agreement.
In addition, the obligations of SuperBac to consummate the Transactions are subject, among others, to: (i) the condition that the Post-Redemption Trust Account Balance (as defined in the Business Combination

Agreement), plus the PIPE Gross Proceeds (as defined in the Business Combination Agreement) (minus any unreimbursed Excess of Company Transaction Expenses (as defined in the Business Combination Agreement)), in each case, to be made available to PubCo at the Acquisition Closing, shall be at least $150,000,000, and (ii) at the Acquisition Closing, the Company having at least $5,000,001 in tangible net assets after giving effect to the XPAC Share Redemptions (as defined in the Business Combination Agreement).
Upon completion of the Business Combination, (i) the current shareholders of SuperBac are expected to own approximately 46.6% of the outstanding share capital of PubCo (which includes approximately 20.3% to be held by Temasek (being Sommerville Investments B.V., Orjen Investments Pte. Ltd. and any of their respective affiliates)), (ii) the Company’s existing public shareholders are expected to own approximately 42.7% of the outstanding share capital of PubCo, and (iii) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) (which is wholly owned by XP Inc.), together with the current independent directors of XPAC, is expected to own approximately 10.7% of the outstanding share capital of PubCo, assuming no redemptions from the Company’s existing public shareholders, assuming no equity or debt financings being entered in connection with the Business Combination and other assumptions.
In connection with the Business Combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than Luiz Augusto Chacon de Freitas, SuperBac’s founder and CEO (together with his controlled shareholding vehicles and permitted transferees, the “Founder”), will receive Class A ordinary shares entitled to one vote per share, and the Founder will receive Class B ordinary shares entitled to 10 votes per share. Assuming no redemptions from the Company’s existing public shareholders, upon completion of the Business Combination, the Founder is expected to hold at least a majority of the voting rights in PubCo.
Upon completion of the Business Combination, PubCo’s board of directors will consist of seven directors. The initial composition of PubCo’s board of directors will be (i) five individuals to be designated by the Founder (one such director being Luiz Augusto Chacon de Freitas Filho, and at least two such directors being independent directors and being appointed as members of PubCo audit committee), and (ii) two individuals to be designated by the Sponsor (one such director being an independent director and being appointed as a member of PubCo audit committee), in each case subject to such individuals not being Excluded Appointees (as defined in PubCo Articles). PubCo’s memorandum and articles of association that will be in effect upon the consummation of the Business Combination (the “PubCo Articles”) will provide that the number of directors on PubCo’s board of directors may be increased from seven to nine, if and as determined by the holders of a majority of the PubCo Class B ordinary shares, voting exclusively and as a separate class. The PubCo Articles also include rights for the Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo shares is above certain specified thresholds. For so long as the Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the Founder will be entitled to nominate a majority of the designees to PubCo’s board of directors, as set out in the PubCo Articles.
The directors of PubCo will include Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors) and other directors to be appointed in due course by the Founder and the Sponsor pursuant to the Business Combination Agreement. The details of the other directors of PubCo will be included in one or more amendments to the Registration Statement (as defined below) in due course. PubCo’s executive team upon Closing is expected to be comprised of Luiz Augusto Chacon de Freitas Filho as President and Chief Executive Officer; Mozart Fogaça Júnior as Vice President; Wilson Ernesto da Silva as Chief Financial Officer; and Giuliano Pauli as Operations Director.
Lock-up Joinder Agreement
As contemplated by the Business Combination Agreement, certain SuperBac shareholders entered into a lock-up agreement on April 25, 2022 (the “Lock-up Agreement”).
On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Lock-up Joinder Agreement”) with the Company, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement and subject itself to a lock-up period of six months from Acquisition Closing.

Investment Agreement Joinder
As contemplated by the Business Combination Agreement, SuperBac and certain SuperBac shareholders entered into an investment agreement on April 26, 2022 (the “Investment Agreement”), pursuant to which, among other things, (i) all such shareholders of SuperBac other than the Founder have agreed to, directly or indirectly, contribute their SuperBac shares into an Newco in exchange for newly issued Class A ordinary shares of Newco, and (ii) the Founder has agreed to, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued Class B ordinary shares of Newco, in each case, as and to the extent contemplated by the Investment Agreement
On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Investment Agreement Joinder”) with SuperBac, and the Company, by which such SuperBac shareholder agreed to become a party, to be bound by, and to comply with the Investment Agreement as an Equity Holder in the same manner as if he was an original signatory to the Investment Agreement.
Going Concern Consideration
At September 30, 2022, the Company had $231,010 in cash and working capital deficit of $4,239,582. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In order to meet the Company’s financial needs between the current period and the Business Combination, the Company’s Sponsor or its affiliates can, but are not obligated to, provide funding through Working Capital Loans (as defined below) (Note 5).These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. There is no assurance that the Company’s plan to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
If the Company is not able to consummate a Business Combination before August 3, 2023 (or by any extension in such time period as a result of a shareholder vote to amend the Company’s amended and restated memorandum and articles of association), the Company will commence an automatic winding up, dissolution and liquidation. Management has determined that the automatic liquidation, should a Business Combination not occur, and potential subsequent dissolution also raises substantial doubt about the Company’s ability to continue as a going concern. While management intends to complete a Business Combination on or before August 3, 2023, it is uncertain whether the Company will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 3, 2023.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and Russia-Ukraine war and has concluded that while it is reasonably possible that the virus and war could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The results for the period ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future interim periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Income Taxes
The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under the asset and liability method, as required by this accounting standard, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to the period when assets are realized or liabilities are settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in the operation of statement in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Offering Costs
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs are charged to shareholders’ equity or the statement of operations based on the relative value of the Public Warrants and the Private Warrants to the proceeds received from the Units sold upon the completion of the Initial Public Offering and any over-allotment exercised. Accordingly, on August 3, 2021, offering costs totaling $11,761,739 (consisting of $4,000,000 of underwriting fee, $7,000,000 of deferred underwriting fee and $761,739 of other offering costs) were recognized with $477,711 included in accumulated deficit as an allocation for the Public Warrants and the Private Warrants, and $11,284,028 included in additional paid-in capital.
On August 16, 2021, the underwriter partially exercised the over-allotment option and, on August 19, 2021, purchased an additional 1,961,131 Units (the “Over-Allotment Units”) from the Company, generating gross proceeds of $19,611,310. As a result of the partial exercise of the over-allotment option, the incremental increase in offering costs was $1,078,624 (consisting of $392,228 of underwriting fee and $686,396 of deferred underwriting fee) with $41,786 included in accumulated deficit as allocation for the Public Warrants and the Private Warrants, and $1,036,838 included in additional paid-in capital.
Net Income (Loss) Per Ordinary Share
The Company’s statements of operations include a presentation of net income (loss) per share for ordinary shares subject to possible redemption and applies the two-class method in calculating net income (loss) per share. Net income (loss) per ordinary share, basic and diluted, is calculated by dividing the pro-rata allocation of net income (loss) for each class, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Net income (loss) is allocated pro-rata between Class A redeemable and Class B non-redeemable shares based on their respective weighted average shares outstanding for the period.

The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	For the three months ended September 30,2022		For the three months ended September 30, 2021
	Redeemable Class A Ordinary Shares	Non-Redeemable Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non- Redeemable Class B Ordinary Shares
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$(441,482)	$(110,370)	$3,144,169	$1,302,059
Denominator:
Weighted-average shares outstanding	21,961,131	5,490,283	13,594,936	5,629,916
Basic and diluted net income (loss) per share	$(0.02)	$(0.02)	$0.23	$0.23
	For the nine months ended September 30, 2022		For the period from March 11, 2021 (inception) Through September 30, 2021
	Redeemable Class A Ordinary Shares	Non-Redeemable Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non- Redeemable Class B Ordinary Shares
Basic and diluted net income per share
Numerator:
Allocation of net income	$886,261	$221,565	$2,355,835	$2,079,140
Denominator:
Weighted-average shares outstanding	21,961,131	5,490,283	6,197,691	5,469,765
Basic and diluted net income per share	$0.04	$0.04	$0.38	$0.38
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.
Warrant Liabilities
The Company accounts for warrants for the Company’s ordinary shares that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise or expiration of the ordinary share warrants. At that time, the portion of the warrant liabilities related to the ordinary share warrants will be reclassified to additional paid-in capital.
Related Parties
Parties, which can be a corporation or individual, are considered related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $231,010 and $352,190 and no cash equivalents as of September 30, 2022 and December 31, 2021, respectively.
Investments Held in Trust Account
As of September 30, 2022 and December 31, 2021, $ 220,891,656 and $219,617,731, respectively, held in the Trust Account was held in money market funds, which are invested in U.S. Treasury securities. The investments held in the Trust Account are presented at fair value at the end of each reporting period. Gains or losses resulting from the change in fair value of these securities are included in gains (losses) on investments held in the Trust Account on the accompanying statement of operations. The estimated fair value of investments held in the Trust Account are determined using available market information.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholder’s equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholder’s equity section of the Company’s balance sheet.
Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption amount. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit.

As of September 30, 2022 and December 31, 2021, the Class A ordinary shares subject to possible redemption reflected in the balance sheet is reconciled in the following table:
	As of September 30, 2022	As of December 31, 2021
Beginning Balance	$219,617,731	$—
Gross Proceeds from Initial Public Offering and over-allotment	—	219,611,310
Less:
Issuance costs related to redeemable Class A ordinary shares	—	(11,010,457)
Fair value of Public Warrants	—	(8,606,567)
Plus:
Remeasurement of carrying value to redemption value	1,273,925	19,623,446
Class A ordinary shares subject to possible redemption	$220,891,656	$219,617,731
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. This guidance is effective as of January 1, 2024 for smaller reporting companies (early adoption is permitted effective January 1, 2021). The Company is currently evaluating the effect the updated standard will have on its financial position, results of operations or financial statement disclosure.
The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on August 3, 2021, the Company sold 20,000,000 Units at a price of $10.00 per Unit. Each Unit consisted of one Class A ordinary share and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).
On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units from the Company (the “Over-Allotment Units”), generating gross proceeds of $19,611,310. In connection with the Underwriter’s partial exercise of their over-allotment option, the Sponsor purchased an additional 261,485 Private Warrants (the “Additional Private Warrants”), generating gross proceeds to the Company of approximately $392,228.
An aggregate of $10.00 per Unit sold in the Initial Public Offering was held in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company.
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 4,000,000 Private Warrants, at a price of $1.50 per Private Warrant, for an aggregate of $6,000,000, in a private placement. Simultaneously, with the closing of the exercise of the over-allotment option, the Company completed the sale of an additional 261,485 Private Warrants to the Sponsor, at a purchase price of $1.50 per Private Warrant, generating additional gross proceeds of $392,228. A portion of the proceeds from the sale of Private Warrants were added to the proceeds from the Initial Public Offering and partial over-allotment exercise held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In March 2021, the Sponsor purchased 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000. This amount was paid on behalf of the Company to cover certain expenses. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment was not exercised in full or in part, so that the number of Founder Shares collectively represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Since the underwriter did not exercise the over-allotment option in full, the Sponsor surrendered 259,717 Class B ordinary shares, which were forfeited by the Company. As a result of such forfeiture, there are currently 5,490,283 Class B ordinary shares issued and outstanding.
The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares of Class A ordinary shares for cash, securities or other property.
Director Shares
On May 12, 2021, the Sponsor transferred 90,000 Founder Shares in the aggregate to independent directors (“Director Shares”) at a price of $0.004 per share for gross proceeds of $390. The fair value of the Director Shares was approximately $8.01 per share or $720,459 in total as of May 12, 2021, which was calculated using a valuation model that takes into account various assumptions such as the probability of successfully completing the Business Combination among other factors. The excess fair value over the purchase price of $720,068 is deemed to be a benefit to the Company under SAB Topic 5A. However, as the assignment agreement underlying the Director Shares contains a performance obligation contingent upon consummation of the Business Combination, the expense will not be recognized until such time as the Business Combination is considered probable. A liquidity event such as a change in control or a Business Combination is not considered probable under ASC Topic 718, “Compensation — Stock Compensation,” and as such this will not be recorded until consummation of the Company’s Business Combination.
Promissory Note — Related Party
In March 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing. On December 27, 2021, the Promissory Note was amended to be payable upon consummation of the Business Combination. As of December 31, 2021, the Company had $84,412 outstanding under the Promissory Note. On February 7, 2022, the Sponsor funded an additional $215,588 to the Company, resulting in $300,000 outstanding as of September 30, 2022.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Warrants. As of September 30, 2022 and December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.
Administrative Services Agreement
Pursuant to an administrative services agreement entered into with the Sponsor on July 29, 2021, the Sponsor may charge the Company a $10,000 per month fee for office space, administrative and support services. As of September 30, 2022, the Sponsor has not charged, and does not intend to charge in the future, any amount in relation to the provision of these services. As a result, the Company has not incurred or accrued for any expense related to this agreement.
Advisory Services
The Company engaged XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), an indirect, wholly-owned subsidiary of XP, Inc. and an affiliate of the Sponsor, to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the Initial Public Offering, for which it received a fee of $1,725,443 of the cash underwriting paid to the Underwriter. See Note 8 below for further discussion of the Underwriting Agreement.
Additionally, XP Investimentos will be entitled to $2,690,239 upon the consummation of the Business Combination. This amount is included in “Deferred advisory fee — related party” as of September 30, 2022 and December 31, 2021.
NOTE 6 — SHAREHOLDERS’ DEFICIT
Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.
Class A ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 21,961,131 Class A ordinary shares issued and no shares outstanding, excluding 21,961,131 shares subject to possible redemption.
Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 5,490,283 Class B ordinary shares issued and outstanding. The shares collectively represent 20% of the Company’s issued and outstanding ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders except as required by law.
The Class B ordinary shares (Founder Shares) will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).
Refer to Note 3 for discussion of the Initial Public Offering that occurred on August 3, 2021.
NOTE 7 — WARRANT LIABILITIES
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.
The Company will not be obligated to deliver any shares of Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue any shares of Class A ordinary shares upon exercise of a warrant unless the share of Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders (referred to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant).

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•
in whole and not in part;

•
at $0.10 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) the Company issues additional shares of Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A ordinary shares equals or exceeds $10.00” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above.
The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the shares of Class A ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A ordinary shares as described above under Redemption of warrants for Class A ordinary shares). If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.
As of September 30, 2022 and December 31, 2021, there were 7,320,377 Public Warrants and 4,261,485 Private Warrants outstanding. The Company accounts for the Public Warrants and Private Warrants in accordance with the guidance contained in ASC 815-40. Such guidance provides that because an event that is not within the entity’s control could require net cash settlement the warrants do not meet the criteria for equity classification and as a result each warrant must be recorded as a derivative liability.
The accounting treatment of derivative financial instruments required that the Company record a derivative liability upon the closing of the Initial Public Offering. Accordingly, the Company classified each warrant as a liability at its fair value and the warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. These liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Registration and Shareholder Rights
The holders of the Founder Shares and Private Warrants (and any shares of Class A ordinary shares issuable upon the exercise of the Private Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights and shareholder agreement signed on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
In connection with the Initial Public Offering, the underwriter was granted a 45-day option from the date of the prospectus to purchase up to 3,000,000 additional Units to cover over-allotments. On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units at an offering price of $10.00 per Unit, generating gross proceeds of $19,611,310 to the Company.
The underwriter was paid a cash underwriting discount of $0.20 per Unit, or $4,392,226 in the aggregate upon the closing of the Initial Public Offering and the partial exercise of the over-allotment option. In addition, the underwriter will be entitled to a deferred fee of $0.35 per Unit, or $7,686,396 in the aggregate. Of this amount, $2,690,239 will be paid to XP Investimentos as an advisory fee (see Note 5). Subject to the terms of the underwriting agreement, (i) the deferred fee will be placed in the Trust Account and released to the underwriter only upon the completion of a Business Combination and (ii) the deferred fee will be waived by the underwriter in the event that the Company does not complete a Business Combination.
NOTE 9 — RECURRING FAIR VALUE MEASUREMENTS
As of September 30, 2022 and December 31, 2021, the Company’s warrant liabilities were valued at $1,679,455 and $5,825,972, respectively.
Under the guidance in ASC 815-40, the Public Warrants and the Private Warrants do not meet the criteria for equity treatment. As such, the Public Warrants and the Private Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.
The following tables present fair value information as of September 30, 2022 and December 31, 2021 of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	As of September 30, 2022
	(Level 1)	(Level 2)	(Level 3)
Assets:
Investments held in the Trust Account	$220,891,656	$—	$—
Liabilities:
Public Warrants	$1,061,455	$—	$—
Private Warrants	$—	$—	$618,000
	As of December 31, 2021
	(Level 1)	(Level 2)	(Level 3)
Assets:
Investments held in the Trust Account	$219,617,731	$—	$—
Liabilities:
Public Warrants	$3,665,972	$—	$—
Private Warrants	$—	$—	$2,160,000
The Company’s private warrant liabilities are based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.
The fair value of the Private Warrant liabilities is classified within Level 3 of the fair value hierarchy at the initial measurement date. On September 20, 2021, the Public Warrants started trading separately from the Public Shares underlying the Units that were sold in the Initial Public Offering and partial exercise of the over-allotment. Accordingly, as of September 30, 2021, the Public Warrants were reclassified from a Level 3 to a Level 1 classification due to use of the observed trading price of the separated Public Warrants.
Transfers between Levels are recorded at the end of each reporting period. For the period ended September 30, 2022, there were no transfers between levels.
Measurement
The Company established the initial fair value for the warrants on August 3, 2021, the date of the consummation of the Company’s Initial Public Offering, using a Black-Scholes-Merton formula model. At the date of the Initial Public Offering, the Company allocated the proceeds received from (i) the sale of Units (which were inclusive of one Class A ordinary share and one-third of one Public Warrant), and (ii) the sale of Private Warrants, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption (temporary equity), based on their relative fair values at the initial measurement date.
As of September 30, 2022, the Public Warrants were publicly traded and their fair value was based on the market trade price on that date. The fair value for the Private Warrants was estimated using a Monte Carlo simulation model.
The following table presents a summary of the changes in the fair value of the Warrants liabilities classified as Level 3, measured on a recurring basis.
	Private Warrant Liabilities	Public Warrant Liabilities
Fair value as of August 3, 2021 and August 19, 2021 (initial measurement)	$5,081,820	$8,606,567
Transfer out of Level 3	—	(8,606,567)
Change in fair value of warrant liabilities	(2,921,820)	—
Fair value as of December 31, 2021	$2,160,000	$—
Change in fair value of warrant liabilities	(398,000)	—

	Private Warrant Liabilities	Public Warrant Liabilities
Fair value as of March 31, 2022	$1,762,000	$—
Change in fair value of warrant liabilities	(1,095,000)	—
Fair value of as of June 30, 2022	$667,000	$—
Change in fair value of warrant liabilities	(49,000)	—
Fair value of as of September 30, 2022	$618,000	$—
The key inputs into the Monte Carlo formula model were as follows for September 30, 2022, December 31, 2021 and August 3, 2021:
	Private Warrant Liabilities
	September 30, 2022	December 31, 2021	August 3, 2021
Share price	$9.78	$9.69	$9.61
Exercise price	$11.50	$11.50	$11.50
Risk-free rate	4.01%	1.31%	0.81%
Expected term of warrants	5.25 years	5.60 years	6.0 years
Volatility	0.001%	10.56%	19.36%
NOTE 10 — SUBSEQUENT EVENTS
The Company evaluated subsequent events to determine if events or transactions occurred after the balance sheet date up to the date that the financial statements were issued. The Company identified no subsequent events as of the date that the financial statements were issued.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
XPAC Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of XPAC Acquisition Corp. (the “Company”) as of December 31, 2021, the related statements of operations, shareholders’ deficit and cash flows for the period from March 11, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 11, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of the 2021 Financial Statements
As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, have been restated.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
San Francisco, California
March 29, 2022, except for the restatement disclosed in Note 2 and Note 6, as which the date is September 8, 2022

XPAC ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2021
(AS RESTATED)
Assets
Current Assets
Cash	$352,190
Prepaid expenses	411,502
Total Current Assets	763,692
Investments held in Trust Account	219,617,731
Prepaid expenses – non-current portion	233,479
Total Noncurrent Assets	219,851,210
Total Assets	$220,614,902
Liabilities and Shareholders’ Deficit
Current Liabilities
Accounts payable	$132,916
Accrued expenses	914,809
Accrued offering costs	92,000
Total Current Liabilities	1,139,725
Promissory note payable – related party	84,412
Deferred underwriter’s commission fee	5,380,477
Deferred advisory fee – related party	2,305,919
Warrant liabilities	5,825,972
Total Liabilities	$14,736,505
Commitments and Contingencies (Note 9)
Class A ordinary shares subject to possible redemption, 21,961,131 shares at redemption value of $10.00	219,617,731
Shareholders’ Deficit
Preference shares, $0.0001 par value, 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 21,961,131 shares of Class A ordinary shares subject to redemption)	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,490,283 shares issued and outstanding	549
Accumulated deficit	(13,739,883)
Total Shareholders’ Deficit	(13,739,334)
Total Liabilities and Shareholders’ Deficit	$220,614,902
The accompanying notes are an integral part of these financial statements.

XPAC ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
(AS RESTATED)
Formation and operating costs	$2,009,696
Loss from operations	(2,009,696)
Other income (expense)
Offering expenses related to warrant issuance	(519,498)
Change in fair value of warrant liabilities	7,862,415
Gain on securities held in trust	6,421
Foreign exchange loss	(47)
Total other income	7,349,291
Net income	$5,339,595
Basic and diluted weighted average shares outstanding, Redeemable Class A ordinary shares	11,097,142
Basic and diluted net income per share, Redeemable Class A ordinary shares	$0.33
Basic and diluted weighted average shares outstanding, Non- Redeemable Class B ordinary shares	5,088,474
Basic and diluted net income per share, Non- Redeemable Class B ordinary shares	$0.33
The accompanying notes are an integral part of these financial statements.

XPAC ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
(AS RESTATED)
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – March 11, 2021 (inception)	—	—	—	—	—	—	—
Issuance of founder shares	—	—	5,750,000	$575	$24,425	$—	$25,000
Forfeiture of founder shares		—	(259,717)	(26)	26	—	—
Accretion of Class A ordinary shares to initial redemption amount	—	—	—	—	(24,451)	(19,592,574)	(19,617,025)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,421)	(6,421)
Capital contribution – related party	—	—	—	—	—	519,517	519,517
Net income	—	—	—	—	—	5,339,595	5,339,595
Balance – December 31, 2021 (as restated)	—	$—	5,490,283	$549	$—	$(13,739,883)	$(13,739,334)
The accompanying notes are an integral part of these financial statements.

XPAC ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
(AS RESTATED)
Cash flows from operating activities:
Net income	5,339,595
Adjustments to reconcile cash used in operating activities:
Change in warrant liabilities	(7,862,415)
Offering costs allocated to warrants	519,498
Gain on securities held in trust	(6,421)
Business combination expense paid by Sponsor	519,517
Changes in operating assets and liabilities:
Prepaid expenses	(644,981)
Accounts payable	132,916
Accrued expenses	914,809
Net cash used in operating activities	(1,087,482)
Cash Flows from Investing Activities:
Investments Held in Trust Account	(219,611,310)
Net cash used in investing activities	(219,611,310)
Cash Flows from Financing Activities:
Proceeds from sale of Class B ordinary shares to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discount	215,219,083
Proceeds from sale of Private Warrants	6,392,228
Due to related party	84,412
Payment of offering costs	(669,741)
Net cash provided by financing activities	221,050,982
Net change in cash	352,190
Cash at beginning of period	—
Cash at end of period	$352,190
Supplemental disclosure of cash flow information:
Initial classification of ordinary shares subject to possible redemption	$(219,611,310)
Accretion of ordinary shares subject to possible redemption	$(6,421)
Deferred underwriting fee payable	$5,380,477
Deferred advisory fee – related party	$2,305,919
Deferred offering costs included in accrued offering costs	$92,000
Deferred offering costs included in due to related party	$84,412
Capital contribution – related party	$519,517
The accompanying notes are an integral part of these financial statements.

XPAC ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS
(AS RESTATED)
NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND
XPAC Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on March 11, 2021. The Company was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from March 11, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), and since the Initial Public Offering, the search for a target for its Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on July 29, 2021 (the “Effective Date”). On August 3, 2021, the Company consummated the Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200,000,000, which is discussed in Note 4. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,000,000 Private Warrants (the “Private Warrants”) at a price of $1.50 per Private Warrant in a private placement to XPAC Sponsor, LLC (the “Sponsor”) generating proceeds of $6,000,000 from the sale of the Private Warrants, which is discussed in Note 5.
The Company had granted the underwriter in the Initial Public Offering (the “Underwriter”) a 45-day option to purchase up to 3,000,000 additional Units to cover over-allotments, if any. On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units from the Company (the “Over-Allotment Units”), generating gross proceeds of $19,611,310. Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 261,485 additional Private Warrants at a purchase price of $1.50 per Private Warrant in a private placement to the Sponsor, generating gross proceeds of $392,228. The remainder of the over-allotment option expired unexercised.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Management agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including the proceeds from the sale of the Private Warrants, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government treasury bills, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to the limitations described herein.
The amount deposited in the Trust Account as a result of the Initial Public Offering and subsequent partial exercise of the over-allotment option was an aggregate of $219,611,310, or $10.00 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the Business Combination with respect to the warrants. The initial shareholders, directors and officers have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and Public Shares held by them in connection with the completion of the Business Combination.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until 24 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business

Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive it right to its deferred underwriting commission (see Note 9) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern Consideration
At December 31, 2021, the Company had $352,190 in cash and a working capital deficit of $376,033. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In order to meet the Company’s financial needs between the current period and the Business Combination, the Company’s Sponsor or its affiliates can, but are not obligated to, provide funding via a working capital loan (Note 6). These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. There is no assurance that the Company’s plan to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — RESTATEMENT OF PREVIOUSLY FILED FINANCIAL STATEMENTS
As originally disclosed in the Form 12b-25, Notification of Late Filing, filed with the SEC on August 16, 2022, the Company has reviewed the application of ASC 405, “Liabilities,” to certain costs (the “Business Combination Costs”) related to its Business Combination incurred in connection with, and in anticipation of, the execution of the Business Combination Agreement, as well as the Company’s progression of the Business Combination.
Pursuant to the Business Combination Agreement, certain of the Business Combination Costs paid or payable in the future by the Company are either reimbursable to the Company or payable on the Company’s behalf by PubCo, or its affiliates, upon consummation of the Business Combination. However, until such potential reimbursement or payment in the future if, and at such point in time when the Business Combination is consummated, all Business Combination Costs are required to be reflected on the Company’s balance sheet and expensed in the Company’s income statement. The Company determined upon its review that not all of its Business Combination Costs have been properly recognized and reflected for the relevant periods based on when such costs were incurred irrespective of whether such Business Combination Costs may be reimbursable in the future.
Approximately $0.6 million in costs were not recognized as liabilities in addition to a $0.5 million capital contribution from the Sponsor as of December 31, 2021. The resulting corrections increased accrued liabilities by $0.6 million, increased shareholders’ deficit by $0.5 million and decreased the net income by $1.1 million. Additionally, the excess fair value of director shares was initially not disclosed and we have restated Note 6 to include the value. The following table represents the impacts of the adjustments described above:
	As Reported	Adjustment	As Restated
Balance Sheet as of December 31, 2021
Accrued expenses	$302,560	$612,249	$914,809
Total liabilities	$14,124,256	$612,249	$14,736,505
Accumulated deficit	$(13,127,634)	$(612,249)	$(13,739,883)
Total shareholders’ deficit	$(13,127,085)	$(612,249)	$(13,739,334)
Statement of Operations for the period from March 11, 2021 (inception) through December 31, 2021
Formation and operating costs	$877,977	$1,131,719	$2,009,696
Loss from operations	$(877,977)	$(1,131,719)	$(2,009,696)
Foreign exchange loss	$—	$(47)	$(47)
Total other income	$7,349,338	$(47)	$7,349,291
Net income	$6,471,361	$(1,131,766)	$5,339,595
Basic and diluted net income per share, Redeemable Class A ordinary shares	$0.40	$(0.07)	$0.33
Basic and diluted net income per share, Non-Redeemable Class A ordinary shares	$0.40	$(0.07)	$0.33
Statement of Changes in Shareholder’s Deficit for the period from March 11, 2021 (inception) through December 31, 2021
Net income	$6,471,361	$(1,131,766)	$5,339,595
Capital contribution – related party	$—	$519,517	$519,517
Accumulated Deficit	$(13,127,634)	$(612,249)	$(13,739,883)
Total Shareholders’ Deficit	$(13,127,085)	$(612,249)	$(13,739,334)

	As Reported	Adjustment	As Restated
Statement of Cash Flows for the period from March 11, 2021 (inception) through December 31, 2021
Net income	$6,471,361	$(1,131,766)	$5,339,595
Capital contribution – related party	$—	$519,517	$519,517
Accrued expenses	$302,560	$612,249	$914,809
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Income taxes
The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under the asset and liability method, as required by this accounting standard,

deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to the period when assets are realized or liabilities are settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in the operation of statement in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Offering costs
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs are charged to shareholders’ equity or the statement of operations based on the relative value of the Public Warrants and the Private Warrants to the proceeds received from the Units sold upon the completion of the Initial Public Offering and any over-allotment exercised. Accordingly, on August 3, 2021, offering costs totaling $11,761,739 (consisting of $4,000,000 of underwriting fee, $7,000,000 of deferred underwriting fee and $761,739 of other offering costs) were recognized with $477,711 included in accumulated deficit as an allocation for the Public Warrants and the Private Warrants, and $11,284,028 included in additional paid-in capital.
On August 16, 2021, the underwriter partially exercised the over-allotment option and, on August 19, 2021, purchased an additional 1,961,131 Units (the “Over-Allotment Units”) from the Company, generating gross proceeds of $19,611,310. As a result of the partial exercise of the over-allotment option, the incremental increase in offering costs is $1,078,624 (consisting of $392,228 of underwriting fee and $686,396 of deferred underwriting fee) with $41,786 included in accumulated deficit as allocation for the Public Warrants and the Private Warrants, and $1,036,838 included in additional paid-in capital.
Net Income Per Ordinary Share
The Company’s statements of operations include a presentation of net income per share for ordinary shares subject to possible redemption and applies the two-class method in calculating net income per share. Net income per ordinary share, basic and diluted, is calculated by dividing the pro-rata allocation of net income for each class, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Net income is allocated pro-rata between Class A redeemable and Class B non-redeemable shares based on their respective weighted average shares outstanding for the period.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):
	For the Period from March 11, 2021 (inception) Through December 31, 2021
	Redeemable Class A ordinary shares	Non-Redeemable Class B ordinary shares
Basic and diluted net income per share
Numerator:
Allocation of net income	$3,660,920	$1,678,675
Denominator:
Weighted-average shares outstanding	11,097,142	5,088,474
Basic and diluted net income per share	$0.33	$0.33
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.
Warrant Liabilities
The Company accounts for warrants for the Company’s ordinary shares that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise or expiration of the ordinary share warrants. At that time, the portion of the warrant liabilities related to the ordinary share warrants will be reclassified to additional paid-in capital.
Related Parties
Parties, which can be a corporation or individual, are considered related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $352,190 and no cash equivalents as of December 31, 2021.
Investments Held in Trust Account
As of December 31, 2021, $ 219,617,731 held in the Trust Account was held in money market funds, which are invested in U.S. Treasury securities. The investments held in the Trust Account are presented at fair value at the end of each reporting period. Gains or losses resulting from the change in fair value of these securities are included in gains (losses) on investments held in the Trust Account on the accompanying statement of operations. The estimated fair value of investments held in the Trust Account are determined using available market information.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholder’s equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholder’s equity section of the Company’s balance sheet.
Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit.
As of December 31, 2021, the Class A ordinary shares subject to possible redemption reflected in the balance sheet is reconciled in the following table:
Gross Proceeds from Initial Public Offering and over-allotment	$219,611,310
Less:
Issuance costs related to redeemable Class A ordinary shares	(11,010,457)
Fair value of Public Warrants at issuance	(8,606,567)
Plus:
Accretion of carrying value to redemption value	19,623,446
Class A ordinary shares subject to possible redemption	$219,617,731
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. This guidance is effective as of January 1, 2024 for smaller reporting companies

(early adoption is permitted effective January 1, 2021). The Company is currently evaluating the effect the updated standard will have on its financial position, results of operations or financial statement disclosure.
The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.
NOTE 4 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on August 3, 2021, the Company sold 20,000,000 Units at a price of $10.00 per Unit. Each Unit consisted of one Class A ordinary shares and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).
On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units from the Company (the “Over-Allotment Units”), generating gross proceeds of $19,611,310. In connection with the Underwriter’s partial exercise of their over-allotment option, the Sponsor purchased an additional 261,485 Private Warrants (the “Additional Private Warrants”), generating gross proceeds to the Company of approximately $392,228.
An aggregate of $10.00 per Unit sold in the Initial Public Offering was held in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company.
NOTE 5 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 4,000,000 Private Warrants, at a price of $1.50 per Private Warrant, for an aggregate of $6,000,000, in a private placement. Simultaneously, with the closing of the exercise of the over-allotment option, the Company completed the sale of an additional 261,485 Private Warrants to the Sponsor, at a purchase price of $1.50 per Private Warrant, generating additional gross proceeds of $392,228. A portion of the proceeds from the sale of Private Warrants were added to the proceeds from the Initial Public Offering and partial over-allotment exercise held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants will expire worthless.
NOTE 6 — RELATED PARTY TRANSACTIONS
Founder Shares
In March 2021, the Sponsor purchased 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000. This amount was paid on behalf of the Company to cover certain expenses. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment was not exercised in full or in part, so that the number of Founder Shares collectively represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Since the underwriter did not exercise the over-allotment option in full, the Sponsor surrendered 259,717 Class B ordinary shares, which were forfeited by the Company. As a result of such forfeiture, there are currently 5,490,283 Class B ordinary shares issued and outstanding.
The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares of Class A ordinary shares for cash, securities or other property.
Director Shares
On May 12, 2021, the Sponsor transferred 90,000 Founder Shares in the aggregate to independent directors (“Director Shares”) at a price of $0.004 per share for gross proceeds of approximately $390. The fair value of the Director Shares was $8.01 per share or $720,459 in total as of May 12, 2021, which was calculated using a valuation model that takes into account various assumptions such as the probability of successfully completing the Business Combination among other factors. The excess fair value over the purchase price of $720,068 is deemed to be a benefit to the Company under SAB Topic 5A. As the assignment agreement underlying the Director Shares contains a performance obligation contingent upon consummation of the Business Combination, the expense will not be recognized until such time as the Business Combination is considered probable. A liquidity event such as a change in control or Business Combination is not considered probable under ASC Topic 718, “Compensation — Stock Compensation,” and as such this will not be recorded until consummation of the Company’s Business Combination.
Promissory Note — Related Party
In March 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing. On December 27, 2021, the Promissory Note was amended to be payable upon consummation of the Business Combination. As of December 31, 2021, the Company had $84,412 outstanding under the promissory note.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Warrants. As of December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.
Administrative Services Agreement
Pursuant to an administrative services agreement entered into with the Sponsor on July 29, 2021, the Sponsor may charge the Company a $10,000 per month fee for office space, administrative and support services. As of December 31, 2021, the Sponsor has not charged, and does not intend to charge in the future, any amount in relation to the provision of these services. As a result, the Company has not incurred or accrued for any expense related to this agreement.
Advisory Services
The Company engaged XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), an indirect, wholly-owned subsidiary of XP, Inc. and an affiliate of the Sponsor, to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the Initial Public Offering, for which it received a fee of $1,725,443 of the cash underwriting paid to the Underwriter. See Note 9 below for further discussion of the Underwriting Agreement.

Additionally, XP Investimentos will be entitled to $2,305,919 upon the consummation of a Business Combination. This is included in “Deferred advisory fee — related party” as of December 31, 2021.
Capital Contribution — Related Party
The Company’s Sponsor engaged a third-party professional services provider on behalf of the Company to conduct business due diligence services. The $0.5 million payment of such fees was deemed to be a benefit to the Company under SAB Topic 5A and was recorded to accumulated deficit and formation and operating expenses.
NOTE 7 — SHAREHOLDERS’ DEFICIT
Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no preference shares issued or outstanding.
Class A ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2021, there were 21,961,131 Class A ordinary shares issued and no shares outstanding, excluding 21,961,131 shares subject to possible redemption.
Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2021, there were 5,490,283 Class B ordinary shares issued and outstanding. The shares collectively represent 20% of the Company’s issued and outstanding ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders except as required by law.
The Class B ordinary shares (Founder Shares) will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).
Refer to Note 4 and Note 10 for discussion of the Initial Public Offering that occurred on August 3, 2021.
NOTE 8 — WARRANT LIABILITIES
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.
The Company will not be obligated to deliver any shares of Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue any shares of Class A ordinary shares upon exercise of a warrant unless the share of Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.   Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders (referred to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”).

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at $0.10 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the Reference Value (as defined above under “— Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) the Company issues additional shares of Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A ordinary shares equals or exceeds $10.00” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above.
The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the shares of Class A ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A ordinary shares as described above under Redemption of warrants for Class A ordinary shares). If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.
As of December 31, 2021, there were 7,320,377 Public Warrants and 4,261,485 Private Warrants outstanding. The Company accounts for the Public Warrants and Private Warrants in accordance with the guidance contained in ASC 815-40. Such guidance provides that because an event that is not within the entity’s control could require net cash settlement the warrants do not meet the criteria for equity classification and as a result each warrant must be recorded as a derivative liability.
The accounting treatment of derivative financial instruments required that the Company record a derivative liability upon the closing of the Initial Public Offering. Accordingly, the Company classified each warrant as a liability at its fair value and the warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. These liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
NOTE 9 — COMMITMENTS AND CONTINGENCIES
Registration and Shareholder Rights
The holders of the Founder Shares and Private Warrants (and any shares of Class A ordinary shares issuable upon the exercise of the Private Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights and shareholder agreement signed on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
In connection with the Initial Public Offering, the underwriter was granted a 45-day option from the date of the prospectus to purchase up to 3,000,000 additional Units to cover over-allotments. On August 16, 2021, the underwriter partially exercised the over-allotment option and on August 19, 2021, purchased an additional 1,961,131 Units at an offering price of $10.00 per Unit, generating gross proceeds of $19,611,310 to the Company.
The underwriter was paid a cash underwriting discount of $0.20 per Unit, or $4,392,226 in the aggregate upon the closing of the Initial Public Offering and the partial exercise of the over-allotment option. In addition, the underwriter will be entitled to a deferred fee of $0.35 per Unit, or $7,686,396 in the aggregate. Of this amount, $2,305,919 will be paid to XP Investimentos as an advisory fee (see Note 6). Subject to the terms of the underwriting agreement, (i) the deferred fee will be placed in the Trust Account and released to the underwriter only upon the completion of a Business Combination and (ii) the deferred fee will be waived by the underwriter in the event that the Company does not complete a Business Combination.
NOTE 10 — RECURRING FAIR VALUE MEASUREMENTS
As of December 31, 2021, the Company’s warrant liabilities were valued at $5,825,972. Under the guidance in ASC 815-40, the Public Warrants and the Private Warrants do not meet the criteria for equity treatment. As such, the Public Warrants and the Private Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.
The following table presents fair value information as of December 31, 2021 of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.
	(Level 1)	(Level 2)	(Level 3)
Assets:
Investments held in the Trust Account	$219,617,731	$—	$—
Liabilities:
Public Warrants	$3,665,972	$—	$—
Private Warrants	$—	$—	$2,160,000
The Company’s private warrant liabilities are based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.
The fair value of the Private Warrant liabilities is classified within Level 3 of the fair value hierarchy at the initial measurement date. On September 20, 2021, the Public Warrants started trading separately from the Public Shares underlying the Units that were sold in the Initial Public Offering and partial exercise of the over-allotment. Accordingly, as of September 30, 2021, the Public Warrants were reclassified from a Level 3 to a Level 1 classification due to use of the observed trading price of the separated Public Warrants.
Transfers between Levels are recorded at the end of each reporting period. For the period ended December 31, 2021, there were no transfers between levels.

Measurement
The Company established the initial fair value for the warrants on August 3, 2021, the date of the consummation of the Company’s Initial Public Offering, using a Black-Scholes-Merton formula model. At the date of the Initial Public Offering, the Company allocated the proceeds received from (i) the sale of Units (which were inclusive of one Class A ordinary share and one-third of one Public Warrant), and (ii) the sale of Private Warrants, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption (temporary equity), based on their relative fair values at the initial measurement date.
As of December 31, 2021, the Public Warrants were publicly traded and their fair value was based on the market trade price on that date. The fair value for the Private Warrants was estimated using a Monte Carlo simulation model.
The following table presents a summary of the changes in the fair value of the Warrants liabilities classified as Level 3, measured on a recurring basis.
	Private Warrant Liabilities	Public Warrant Liabilities
Fair Value as of August 3, 2021 and August 19, 2021 (initial measurement)	$5,081,820	$8,606,567
Transfer out of Level 3	—	(8,606,567)
Change in fair value of warrant liabilities	(2,921,820)	—
Fair Value as of December 31, 2021	$2,160,000	$—
The key inputs into the Monte Carlo formula model were as follows for December 31, 2021 and the initial measurement on August 3, 2021:
	Private Warrant Liabilities
	December 31, 2021	August 3, 2021
Share price	$9.69	$9.61
Exercise price	$11.50	$11.50
Risk-free rate	1.31%	0.81%
Expected term of warrants	5.6 years	6.0 years
Volatility	10.56%	19.36%
NOTE 11 — SUBSEQUENT EVENTS
The Company evaluated subsequent events to determine if events or transactions occurred after the balance sheet date up to the date that the financial statements were issued. The Company identified no subsequent events, other than those described below, as of the date that the financial statements were issued.
On February 7, 2022, the Company borrowed $215,588 under the promissory note issued by the Sponsor. As a result, $300,000 is outstanding under the promissory note as of the date of this Annual Report.

Superbac Biotechnology Solutions S.A.
Condensed consolidated statements of financial position as of
June 30, 2022 (unaudited) and December 31, 2021
(In thousands of reais — R$)
ASSETS
	Note	June 30, 2022	December 31, 2021
Current assets
Cash and cash equivalents	4	105,896	56,447
Trade accounts receivable	6	139,503	125,153
Inventories	8	460,102	184,853
Recoverable taxes	9	14,998	5,982
Other current assets		38,819	3,963
Total current assets		759,318	376,398
Non-current assets
Financial investments	5	18,154	17,265
Trade accounts receivable – related parties	7	6,867	6,515
Recoverable taxes	9	42,360	43,702
Deferred income taxes	21	55,553	29,636
Other non-current assets		813	259
Investment properties		81,963	81,963
Property, plant and equipment	10	198,977	187,266
Intangible assets	11	7,738	7,308
Right-of-use assets	12	6,999	6,026
Total non-current assets		419,424	379,940
Total assets		1,178,742	756,338
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Condensed consolidated statements of financial position as of
June 30, 2022 (unaudited) and December 31, 2021
(In thousands of reais — R$)
LIABILITIES AND EQUITY
	Note	June 30, 2022	December 31, 2021
Current liabilities
Trade accounts payable	13	312,082	137,327
Borrowings and financing	14	426,300	243,183
Advances from customers		162,514	118,099
Financial instruments	22	2,415	2,499
Labor and social security obligations		14,960	17,978
Tax payable		5,608	5,832
Lease liabilities	15	4,498	3,236
Other accounts payable		18,734	16,857
Total current liabilities		947,111	545,011
Non-current liabilities
Lease liabilities	15	2,391	2,790
Borrowings and financing	14	107,293	35,039
Trade accounts payable – related parties	7	112,255	114,082
Provision for tax, civil and labor risks	16	2,283	1,787
Total non-current liabilities		224,222	153,698
Equity	17
Share capital		352,118	352,118
Treasury shares		(5,356)	(5,356)
Capital reserves		(53,217)	(72,656)
Other comprehensive income		162	(988)
Accumulated losses		(286,298)	(215,489)
Total equity		7,409	57,629
Total equity and liabilities		1,178,742	756,338
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Unaudited condensed consolidated statements of profit or loss for the six months ended June 30, 2022 and 2021
(In thousands or reais — R$, except for earnings per share)
	Note	June 30, 2022	June 30, 2021
Net operating revenue	18	440,978	196,834
Cost of sales	19	(350,297)	(150,459)
Gross profit		90,681	46,375
Operating income (expenses)
Selling expenses	19	(60,450)	(39,293)
General and administrative expenses	19	(42,998)	(24,163)
Other operating income (expenses), net	19	(345)	351
		(103,793)	(63,105)
Loss before finance expenses and taxes		(13,112)	(16,730)
Financial income		31,128	16,533
Financial expenses		(117,288)	(22,323)
Exchange rate variation		2,546	1,657
Financial result, net	20	(83,614)	(4,133)
Loss before income tax and social contribution		(96,726)	(20,863)
Income tax and social contribution
Current	21	—	(531)
Deferred	21	25,917	8,337
		25,917	7,806
Loss for the period		(70,809)	(13,057)
Attributable to:
Equity holders of the Company		(70,809)	(11,117)
Non-controlling interests		—	(1,940)
		(70,809)	(13,057)
Loss per share basic in R$	17.2	(1.66)	(0.28)
Loss per share diluted in R$	17.2	(0.82)	(0.28)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Unaudited condensed consolidated statements of other comprehensive income or loss for the six months ended June 30, 2022 and 2021
(In thousands of reais — R$)
	June 30, 2022	June 30, 2021
Loss for the period	(70,809)	(13,057)
Other comprehensive income	1,150	—
Total comprehensive loss for the period	(69,659)	(13,057)
Attributable to:
Equity holders of the Company	(69,659)	(11,117)
Non-controlling interests	—	(1,940)
	(69,659)	(13,057)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Unaudited condensed consolidated statements of
changes in equity for the
six months ended June 30, 2022 and 2021
(In thousands of reais — R$)
			Capital reserves	Other Comprehensive Income	Accumulated losses	Attributable to the equity holders of the Company	Non- controlling interests	Total
	Share capital	Treasury shares	Share premium
Balance at December 31, 2020	352,117	(5,356)	93,662	—	(178,752)	261,671	17,398	279,069
Hedge	—	—	—	(7,513)	—	(7,513)	(2,305)	(9,818)
Profit (loss) for the year	—	—	—	—	(11,117)	(11,117)	(1,940)	(13,057)
Balance at June 30, 2021	352,117	(5,356)	93,662	(7,513)	(189,869)	243,041	13,153	256,194
			Capital reserves		Other Comprehensive Income	Accumulated losses	Attributable to the equity holders of the Company	Non- controlling interests	Total
	Share capital	Treasury shares	Share premium	Capital reserve
Balance at December 31, 2021	352,118	(5,356)	93,662	(166,318)	(988)	(215,489)	57,629	—	57,629
Capital reserve	—	—	—	739	—	—	739	—	739
Reedemable preference shares	—	—	—	(8,275)	—	—	(8,275)	—	(8,275)
Share based payment	—	—	—	11,709	—	—	11,709	—	11,709
Earn-out provision	—	—	—	15,266	—	—	15,266	—	15,266
Hedge	—	—	—	—	1,150	—	1,150	—	1,150
Loss for the year	—	—	—	—	—	(70,809)	(70,809)	—	(70,809)
Balance at June 30, 2022	352,118	(5,356)	93,662	(146,879)	162	(286,298)	7,409	—	7,409
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2022 and 2021
(In thousands of reais — R$)
	Note	June 30, 2022	June 30, 2021
Cash flows from operating activities
Loss before income tax and social contribution		(96,726)	(20,863)
Adjusted by:
Depreciation and amortization	19	6,468	1,028
Amortization of right-of-use assets	19	2,437	572
Write-off of property, plant and equipment	10	158	243
Expected credit losses	19	2,016	(2,919)
Provisions	19	497	(79)
Investment income	22	(3,266)	(541)
Derivative financial instruments	—	(84)	11,606
Loss on uncollectible trade accounts receivable	—	—	4,529
Interest expenses on leases		148	22
Present value adjustment		1,953	(3,024)
Provision for commissions payable	19	20,179	11,733
Interest on loans and borrowings	20	28,142	10,048
Share based payment	19	11,709	—
		(26,369)	12,355
Decrease (increase) in assets:
Trade accounts receivable	6	(18,319)	42,509
Trade accounts receivable – related parties	7	(352)	(7,346)
Inventories	8	(275,249)	(56,288)
Recoverable taxes	9	(7,674)	(6,055)
Other assets		(38,820)	(8,428)
Decrease (increase) in liabilities:
Trade accounts payable	13	174,755	37,283
Labor and social security obligations	—	(3,018)	5,373
Tax payable	—	(224)	226
Advances from customers	—	44,415	13,879
Trade accounts payable – related parties	—	5,164	4,500
Other liabilities	—	(18,993)	(23,450)
		(138,315)	2,203
Net cash provided (used) in operations		(164,684)	14,558
Interest paid	14	(22,592)	(6,834)
Net cash provided (used) in operating activities		(187,276)	7,724
Cash flow from investing activities
Acquisition of property, plant and equipment	—	(17,736)	(8,303)
Acquisition of intangible assets	11	(1,031)	(502)
Financial assets	5	2,377	462
Net cash used in investing activities		(16,390)	(8,343)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Note	June 30, 2022	June 30, 2021
Cash flow from financing activities
Capital reserve	—	739	—
Repayment of lease liabilities	15	(2,695)	(781)
Proceeds from loans and borrowings	14	405,968	116,504
Repayments of loans and borrowings	14	(150,897)	(54,781)
Net cash from financing activities		253,115	60,942
Net increase in cash and cash equivalents		49,449	60,323
Cash and cash equivalents at beginning of the period		56,447	63,991
Cash and cash equivalents at end of the period		105,896	124,314
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements
(In thousands of Reais — R$, unless otherwise stated)
1.   Operations
Superbac Biotechnology Solutions S.A. (the “Company” or “SuperBac”) is a privately-held corporation founded in 1995, with its headquarters located at Rua Santa Monica, 1025, in the city of Cotia, Federal State of São Paulo, which, jointly with its direct and indirect subsidiaries (“Consolidated”), is primarily engaged in producing and selling fertilizers, as well as other supplies in the biotechnological market mainly for the agricultural business in Brazil. Information on the Company’s shareholders is disclosed in Note No. 17.
The Company has research and development units for the production process of the agriculture, sanitation, oil & gas and consumer goods segments.
SuperBac operates in the Brazilian biotechnology market, has over 20 years of experience in this segment and uses only non-pathogenic, non-opportunistic and non-genetically modified microorganisms of natural origin.
The Company is a subsidiary of Bio Genesis Participações S.A (“Bio Genesis”), and has investments in subsidiaries and associates.
Until December 05, 2021 Superbac held 76.52% of the equity capital of the subsidiary Superbac Indústria e Comércio de Fertilizantes S.A (“Superbac Fertilizantes”).
On December 6, 2021, the Company entered into a reorganization agreement, in which terms and conditions applicable to a financial and corporate reorganization for Superbac were established, providing for the discharge of certain Bio Genesis debts through the assignment and transfer by Bio Genesis to Superbac of 2,132,131 shares representing 23.48% of Superbac Fertilizantes total and voting capital.
With the realization of the assignment and transfer of these shares, Superbac became the owner of 9,081,969 shares, representing 100% of Superbac Fertilizantes total and voting share capital.
The Company’s unaudited condensed consolidated financial statements for the years ended December 31, 2021 and 2020 were authorized for issuance in accordance with the resolution of the members of the Board of Executive Officers on July 11, 2022.
Covid-19 Impact
On January 31, 2020, the World Health Organization (WHO) declared the Coronavirus disease (Covid-19) a global health emergency. The outbreak triggered significant decisions by governments and private sector entities, which added to the potential impact of the outbreak increased the degree of uncertainty for economic agents and may generate certain significant impacts on the amounts recognized in the companies’ financial statements.
Management constantly assesses the impact of the outbreak on the Company’s operations and financial position in order to implement the appropriate measures to mitigate the outbreak impacts on operations and on the unaudited condensed consolidated financial statements. Up to the date of authorization of these unaudited condensed consolidated financial statements for issue, neither material changes in the mix and volumes of products sold, nor material impact on revenues and margins were identified. The Company understands that there is no increase in its customers’ credit risk at this time and maintains financial resources invested in first-tier institutions. In addition, no material change to the financial and operational structure was made as a result of this matter.
2.   Summary of significant accounting policies
2.1.   Basis of preparation and presentation of the unaudited condensed consolidated financial statements
The unaudited condensed consolidated financial statements have been prepared and are being presented in accordance with with international standard IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Interim Financial Information, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the annual consolidated financial statements. Therefore, the unaudited condensed consolidated financial statements as of June 30, 2022, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the annual financial statements as of December 31, 2021, prepared under the International Financial Reporting Standards — IFRS, issued by the International Accounting Standards Board — IASB. Therefore, in this unaudited condensed consolidated financial statements, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual consolidated financial statements (according to numerical references):
i.
Summary of significant accounting policies (Note 2);

ii.
Significant accounting judgments, estimates and assumptions (Note 3)

iii.
Investments (Note 8)

iv.
Investment properties (Note 11)

v.
Tax payable (Note 17)

vi.
Advances from customers (Note 18)

vii.
Non-cash transactions (Note 29)

The Company has reviewed newly issued accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on its consolidated financial statements as a result of future adoption. All material information related to the unaudited condensed consolidated financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.
3.   Significant accounting judgments, estimates and assumptions
When preparing the unaudited condensed consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.
The judgements, estimates and assumptions applied in the unaudited condensed consolidated financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s last annual consolidated financial statements for the year ended 31 December 2021, disclosed in Note 3 of such financial statements.
4.   Cash and cash equivalents
	June 30, 2022	December 31, 2021
Bank accounts	68,373	31,327
Short-term investment(a)	17,206	13,551
Bank Deposit Certificates (CDB)(b)	13,572	8,737
Investment funds(c)	6,745	2,832
Total	105,896	56,447

(a)
Financial investments carried out in fixed interest rates and measured at amortized cost with annual remuneration of 65% to 70% of CDI — Interbank Deposit Certificate and immediate liquidity (65% to 114% of CDI as of December 31, 2021).

(b)
Financial investments are held in financial institutions and measured at amortized cost, plus income earned up to the balance sheet date. The Company keeps in investment portfolio automatic bank deposit certificate — CBD, with low risk, profitability indexed interest CDI that yielded between 5% to 103% (between 5% to 100% in December 31, 2021).
(c)
Investment funds are held in financial institutions and measured at amortized cost, plus income earned through the reporting date. They are kept in an investment portfolio with immediate liquidity and profitability of 100% of the CDI.

5.   Financial investments
Financial investments are represented by resources invested in low-risk fixed income assets, and may be subject to change in value, according to the type of asset.
	June 30, 2022	December 31, 2021
Financial investments(a)	18,154	17,265
Total	18,154	17,265

(a)
Investment held in low risk fixed interest rate modality and measured at amortized cost with annual remuneration of 100% of the CDI — Interbank Deposit Certificate), without immediate liquidity and due date over than 12 months. These investments are given as collateral for financial liabilities.

6.   Trade accounts receivable
a)   Breakdown
	June 30, 2022	December 31, 2021
Domestic customers	183,937	165,576
Foreign customers	6	47
Present value adjustment(*)	(11,063)	(9,110)
Expected credit losses	(33,377)	(31,360)
Total	139,503	125,153

(*)
Present value calculated based on the 1.55% rate on June 30, 2022, and December 31, 2021charged by the Company to its customers.

b)   Trade accounts receivable by maturity
The credit risk of trade accounts receivable is due to the possibility of the Company not receiving amounts arising from sales transactions. To mitigate this risk, the Company adopts the practice of analyzing overdue invoices per customer by means of an aging list.

Below is the maturity schedule of the Company’s receivables on their respective dates:
	June 30, 2022	December 31, 2021
Current
Up to 30 days	8,640	4,108
From 31 to 60 days	71,447	1,042
From 61 to 90 days	28,289	1,942
From 91 to 180 days	48,402	110,856
From 181 to 360 days	741	18,688
Total	157,519	136,636
Overdue:
Up to 30 days	72	67
From 31 to 90 days	45	154
From 91 to 180 days	49	1,846
From 181 to 360 days	97	174
Over 360 days	26,161	26,746
Total	26,424	28,987
Total gross carrying amount of receivables	183,943	165,623
c)   Changes in expected credit losses
Balance at December 31, 2020	(37,380)
Recognition of the year	(3,629)
Reversal/receipt of the year	9,649
Balance at December 31, 2021	(31,360)
Recognition of the year	(2,286)
Reversal/receipt of the period	269
Balance at June 30, 2022	(33,377)
The company recognizes an allowance for expected credit losses (ECL) using a prospective analysis, through calculating the percentage of invoices issued that were paid after more than 180 days past due, or never paid. This constitutes the simplified method as allowed by IFRS 9.
7.   Balances and transactions with related parties
During its operations, rights and obligations are entered into between related parties, arising from commercial and financial transactions.
Business transactions between related parties, such as the rendering of services, are carried out under specific conditions agreed upon between the parties, which, due to their specific characteristics, are not comparable with similar transactions with unrelated parties.
Financial transactions with related parties arising from loan transactions between key management personnel and other related parties are carried out under specific conditions, and no interest is charged or payment terms are defined in these transactions.

Balances and transactions between the Company, its parent company and other related parties are as follows:
	June 30, 2022	December 31, 2021
Accounts receivable – non-current
Shareholders
Luiz Augusto Chacon de Freitas Filho(b)	6,867	6,515
Total	6,867	6,515
Accounts payable – non-current
Shareholders
Bio Genesis Participações S.A(a)	61,646	70,921
Sommerville Investments B.V.(c)	6,624	3,433
Orjen Investments Pte. Ltd.(d)	41,915	39,728
Daniel Citron	1,242	—
André Jafferian	104	—
Marcelo Pereira Ladeira de Matos	414	—
Maurício Pereira Ladeira de Matos	311	—
Total	112,255	114,082
Transactions that affect profit or loss:
	June 30, 2022	June 30, 2021
Financial and administrative expenses
Other related parties
Green Science Technology Serviços e Participações LTDA	5,534	1,364
GIC Patrimonial Ltda	142	105
OCHMAN, Real Amadeo Advogados ASSOC	976	280
Total	6,652	1,749

(a)
Refer to loans entered into by Bio Genesis with Superbac:

In March 2017, Bio Gênesis took out an intercompany loan from Superbac in the amount of R$29,460 restated at the CDI — Interbank Deposit Certificate rate, for the repurchase of 2,015,395 registered common shares of minority shareholder Amilar Venture Partners II, which on that date represented 19.63% of Bio Genesis’ capital.
In April 2017, Bio Gênesis took out an intercompany loan from Superbac in the amount of R$8,000, restated at the CDI rate, to acquire 1,225,000 registered common shares of Superbac Fertilizantes.
These amounts were offset by the following events:
Redeemable preference shares	54,516
Earn-out provision	99,716
Interest – CDI rate	1,178
Accounts receivable	(84,489)
December 31, 2021	70,921
New Redeemable preference shares	6,328
Shares exchange	(2,823)
Earn-out provision	(15,266)
Interest – CDI rate	2,486
June 30, 2022	61,646

(b)
Refers to a loan contract conceded on May 5, 2018, in the amount of R$5,055, maturing in 2023, adjusted by the CDI;

(c)
Refers to Redeemable preference shares in the total amount of R$ 6,624 restated at CDI rate at the total expense amount of R$ 394 and it’s related to 29 new issued shares in 2022.

(d)
Refers to Redeemable preference shares in the total amount of R$ 39,427 restated at CDI rate at the total expense amount of R$ 2,488.

Key management personnel compensation
Key management personnel consist of the Executive Board and the Management Board.
On June 30, 2022, the total compensation of the Company’s statutory officers, including all types of compensation, amounted to R$7,338 (R$12,552 in December 31, 2021), recorded under “General and administrative expenses” in profit or loss.
	June 30, 2022	December 31, 2021
Short-term benefits
Salary or pro-labore	4,281	7,396
Bonus	3,057	5,156
Total	7,338	12,552
Share-based payment is detailed in Note No. 17.1 — Equity — Stock Options.
8   Inventories
	June 30, 2022	December 31, 2021
Raw material	307,740	121,007
Work-in-process	18,449	16,329
Packaging material	3,162	2,314
Finished product	33,141	9,166
Consumables	11,841	9,231
Advance to suppliers	85,769	26,806
Total	460,102	184,853
Inventory balances are stated at cost or net realizable value, whichever is lower.
Management estimates that the realization of the inventories will take place in less than one year, therefore the balance is recorded in current assets.
Inventories recognized as an expense during the period ended June 30, 2022 amounted to R$ 350,297 (R$ 150,459 on June 30, 2021). Those expenses were included in cost of sales. No provision is made for losses due to obsolescence and/or damage, as it understands that the products do not lose their shelf life and that inventory turnover is high.

9   Recoverable taxes
	June 30, 2022	December 31, 2021
PIS and COFINS	42,982	35,938
Prepaid IRPJ and CSLL	7,595	7,595
Withholding Income Tax (IRRF) on short-term investments	5,205	4,807
State VAT (ICMS)	1,456	1,221
Other recoverable taxes	120	123
Total	57,358	49,684
Current	14,998	5,982
Non-current	42,360	43,702
10   Property, plant and equipment
		June 30, 2022
	Rates	Cost	Accumulated depreciation	Net	Acquisition	Write-offs	Transfers	Depreciation	Net
Land	—	4,801	—	4,801	—	—	—	—	4,801
Buildings	4%	79,295	(6,046)	73,249	—	—	4,439	(1,666)	76,022
Leasehold improvements	4%	4,171	(1,143)	3,028	—	—	—	(197)	2,831
Machinery and equipment	12%	66,769	(17,966)	48,803	263	(7)	137	(3,162)	46,034
Vehicles	20%	4,891	(3,282)	1,609	—	(108)	—	(232)	1,269
Furniture	12%	2,818	(901)	1,917	36	(8)	—	(143)	1,802
Facilities	10%	3,770	(771)	2,999	169	—	314	(199)	3,283
Tools	15%	114	(75)	39	17	—	—	(11)	45
IT equipment	20%	3,295	(2,257)	1,038	168	(35)	—	(251)	920
Communication equipment	10%	90	(66)	24	9	—	—	(6)	27
Construction in progress	—	49,759	—	49,759	17,074	—	(4,890)	—	61,943
Other	—	1,887	(1,887)	—	—	—	—	—	—
Total		221,660	(34,394)	187,266	17,736	(158)	—	(5,867)	198,977
		December 31, 2021
	Rates	Cost	Accumulated depreciation	Net	Acquisition	Write-offs	Transfers	Depreciation	Net
Land	—	4,801	—	4,801	—	—	—	—	4,801
Buildings	4%	63,256	(3,242)	60,014	1,582	—	14,457	(2,804)	73,249
Leasehold improvements	4%	4,097	(743)	3,354	102	(28)	—	(400)	3,028
Machinery and equipment	12%	57,649	(11,516)	46,133	5,215	(3,156)	7,061	(6,450)	48,803
Vehicles	20%	4,141	(2,613)	1,528	1,738	(988)	—	(669)	1,609
Furniture	12%	2,978	(645)	2,333	138	(506)	208	(256)	1,917
Facilities	10%	3,172	(499)	2,673	766	(958)	790	(272)	2,999
IT equipment	20%	2,964	(1,817)	1,147	479	(148)	—	(440)	1,038
Construction in progress(i)	—	48,824	—	48,824	23,473	(22)	(22,516)	—	49,759
Other	—	2,018	(2,008)	10	88	(15)	—	(20)	63
Total		193,900	(23,083)	170,817	33,581	(5,821)	—	(11,311)	187,266

(i)
Construction in progress refers to the Superbac Innovation Center biofactory, a biotechnology Research and Development complex of the Company expected to be activated during 2022.

Collateral
As of June 30, 2022, the Company and its subsidiaries have property, plant and equipment items pledged as collateral for financial transactions. Such items include the facilities of units “Fábrica 1”, “Fábrica 2” and CPBAC (Bac research center), as well as “Fazenda Experimental” (Experimental Farm), all belonging to Superbac Fertilizantes.
	June 30, 2022	December 31, 2021
Vehicles	1,324	1,592
Machines and equipment	4,430	4,784
Mortgage (Fábrica 1, Fazenda experimental. and CPBAC)	8,583	8,583
Total	14,337	14,959
11   Intangible assets
		June 30, 2022
	Rates	Cost	Accumulated Amortization	Net	Addition	Write-offs	Amortization	Net
Non-compete agreement	25%	3,000	(3,000)	—	—	—	—	—
Product development	—	6,794	(904)	5,890	859	—	(322)	6,427
Software	20%	3,632	(2,214)	1,418	172	—	(279)	1,311
Total		13,426	(6,118)	7,308	1,031		(601)	7,738
		December 31, 2021
	Rates	Cost	Accumulated amortization	Net	Addition	Write-offs	Amortization	Net
Non-compete agreement	25%	3,000	(2,584)	416	—	—	(416)	—
Product development	—	5,108	—	5,108	1,686	(243)	(661)	5,890
Software	20%	3,554	(1,660)	1,894	78	—	(554)	1,418
Total		11,662	(4,244)	7,418	1,764	(243)	(1,631)	7,308
12   Right of use
The Company has lease transactions of assets such as properties and machinery.
The average term of property lease contracts is 3 years; however, they may include extension options. The contracts are updated at a rate of 1.35%.
The lease terms are negotiated individually and contain a wide range of terms and conditions, without covenants, and the leased assets cannot be used as collateral for loans.
Depreciation of the right-of-use asset is allocated on a systematic and straight-line basis, based on the contract period. The useful life will be periodically reassessed in order to capture changes in the intention to continue the lease, either due to strategic reasons or to the intention of the lessor.
Considering that both the lessor and the lessee have the right to terminate the contract at any time, subject to the reimbursements provided for therein, the Company understands that these contracts should be treated as lease, recording the expense in profit or loss for the year over the lease term.

Changes in right of use are as follows:
Right of use
Balance at December 31, 2020	993
Additions	7,991
Depreciation	(2,958)
Balance at December 31, 2021	6,026
Additions	3,410
Depreciation	(2,437)
Balance at June 30, 2022	6,999
The estimated useful life of the assets is 3 years
13   Trade accounts payable
Accounts payable to suppliers are obligations payable for goods or services that were purchased in the normal course of business. The average payment time corresponds to 115 (55 by December 31, 2021).
	June 30, 2022	December 31, 2021
Forfaiting	29,718	20,834
Local suppliers	223,401	60,098
Foreign suppliers	58,963	56,395
Total	312,082	137,327
Information about the Company’s liquidity risk management process is included in the explanatory note relating to financial instruments.
14   Borrowings and financing
Below is presented information about the contractual terms of interest-bearing borrowings and financing, which are measured at amortized cost.
	Interest rate	June 30, 2022	December 31, 2021
Debentures(a)	21.07%	57,635	64,827
Working capital(b)	6.29% up to 40.16%	322,030	148,127
Finame(c)	19.56% up to 19.56%	15	280
Lease	16.46%	3,642	4,162
BNDES(d)	7% up to 12.72%	—	8,781
Foreign loans(e)	20.64% up to 30.79%	143,392	40,401
Factoring	19.96% up to 35.38%	19,468	16,951
Transactions costs		(12,589)	(5,307)
Total		533,593	278,222
Current		426,300	243,183
Non-current		107,293	35,039

The payment schedule of the long-term installments due is shown below, as of June 30, 2022:
	2023	2024	2025	Total
Debentures(a)	5,005	17,875	21,450	44,330
Working capital(b)	33,969	28,801	193	62,963
Total	38,974	46,676	21,643	107,293

(a)
Debentures

On February 6, 2018, Superbac Fertilizantes carried out the 1st (first) private issue of simple debentures, not convertible into shares, unsecured, with additional collateral and security, in a single series, maturing on May 20, 2020 in the total amount of R$50,000, and remuneration of CDI + 5%. The funds obtained by the issuer through the payment of the Debentures were used to promote the supply of fertilizers and/or pesticides to agribusiness producers. The issuance paid off in February 2019.
On October 15, 2018, Superbac Fertilizantes conducted the 2nd (second) issue of single-series, non-privileged, unsecured nonconvertible debentures, with additional security interest and personal guarantee, for public distribution, with restricted distribution efforts, under firm placement guarantee, maturing on June 15, 2023, in the total amount of R$100,000 and yield at CDI + 3.8%. The funds obtained by the issuer through payment of Debentures will be used for the early settlement of working capital financial instruments as well as for the ordinary management of the issuer’s business.
(b)
Working capital

Loans taken out from financial institutions, under various working capital categories, have variable finance charges, which depends on the Company’s risk at the time they are taken out, in line with the Brazilian economic scenario. These loans are intended to meet the Company’s operating cash flow needs due to the seasonality of the agribusiness market.
The Company has DCC (Direct Consumer Credit for Vehicles) and BCN (Bank Credit Note), being standard and regular conditions of BCN are indexed to the CDI/Selic, payment of debt, and monthly/quarterly or semiannual interest, depending on the contract.
The Company also has ARCs (Agricultural Receivables Certificates), fixed income securities backed by credit operations in the agribusiness sector with remuneration between 6.80% pa and 11.17% pa.
(c)
Finame

Loans obtained through the Financing Fund for the Acquisition of Industrial Machinery and Equipment (FINAME) have financial charges equivalent to fixed rates and the Long-Term Interest Rate (TJLP) plus a fixed spread.
The average amortization term of the contracts in this modality is 12 months, with interest paid monthly and other conditions as defined in the contracts.
(d)
Inova Agro Project — BNDES

Loans obtained from BNDES are intended to (i) finance the project for “Construction of a biotechnology research center for agribusiness and a model farm for tests of agronomic effectiveness” of the products developed by the Company at its plant in Mandaguari, Federal State of Paraná; and (ii) acquisition of machinery and equipment.
(e)
Borrowings and financing in foreign currency

The loan obtained from financial institutions under the credit line for import financing (FINIMP) is intended to finance the goods acquired from international suppliers and optimize the Company’s operating cash flow and are in US dollars.
The average repayment period for contracts of this type is 6 months, with repayment conditions and interest defined in contracts.

Changes in borrowings and financing are as follows:
	June 30, 2022	December 31, 2021
Initial Balance	278,222	233,661
Borrowings received	405,968	133,855
Interest incurred	28,142	27,020
Repayment	(150,897)	(92,094)
Payment of interest	(22,592)	(21,800)
Funding cost	(5,250)	(2,420)
Final Balance	533,593	278,222
Guarantees
The guarantees provided for loans and borrowings consist on financed assets, mortgages, promissory notes, short-term investments, and assignment of receivables.
Covenants
Financing agreements classified as debentures (item (a)) were subject to financial covenants.
Until December 31, 2021,the Company had not obtained the aforementioned waiver, therefore the debenture amounts were reclassified to short term. In March 17, 2022 the Company obtained the waiver for non-compliance with the contractual obligations contained in the financial restriction clauses (covenants)
15   Lease liabilities
Lease liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate of approximately 5% per year, varying according to the term of each contract, and are broken down as follows.
Changes in lease liabilities are as follows:
Properties
Balance at December 31, 2020	1,170
Additions	7,814
Accrued interest	258
Payments	(3,216)
Balance at December 31, 2021	6,026
Additions	3,410
Accrued interest	148
Payments	(2,695)
Balance at June 30, 2022	6,889

The aging list of leases below shows the payments that will be due after the reporting date, in accordance with IAS 17:
	June 30, 2022	December 31, 2021
Within 1 year	4,609	3,644
From 1 to 5 years	2,391	2,950
Total	7,000	6,594
Present value of minimum payments	7,000	6,026
Current	4,609	3,236
Non-current	2,391	2,790
16   Provision for tax, civil and labor risks
	Civil	Labor	Total
Balance at December 31, 2020	1,106	1,556	2,662
Additions	—	1,690	1,690
Reversals	—	(2,565)	(2,565)
Balance at December 31, 2021	1,106	681	1,787
Additions	—	1,223	1,223
Reversals	—	(727)	(727)
Balance at June 30, 2022	1,106	1,177	2,283
The Company is a party in 9 lawsuits (11 lawsuits as of December 31, 2021) whose likelihood of loss is assessed as possible, amounting to R$ 8,255 (R$10,244 as of December 31, 2021). The main cases are the following:
(i)
Environmental violation notices referring to unauthorized activities or those considered polluting activities by the environmental authority. Possible likelihood of loss estimated, R$4,410 as of June 30, 2022 (R$3,511 at December 31, 2021);

(ii)
Legal Entity Discrediting Incident Process. Possible likelihood of loss estimated, R$272 as of June 30,2022.

(iii)
Other lawsuits related to commercial disputes in the sale of fertilizers totaling R$3,572 as of
June 30, 2022 (R$6,733 as of December 31, 2021), classified as a possible risk of loss.

There is no expected resolution date for these lawsuits
17   Equity
a)
Share capital

The share capital at December 31, 2021 and June 30, 2022 is R$352,118, represented by 86,413,308 shares, all nominative and without par-value, of which 43,206,654 common shares and 43,206,654 preferred shares as of June 30, 2022 (86,413,223 shares, all nominative and without par-value, of which 43,206,612 common shares and 43,206,611 preferred shares at December 31, 2021).
On December 22, 2021, the company issued 32,076,006 new Class C shares, preferred, nominative, with no nominal value and no voting rights, with priority in the reimbursement of capital, without premium, convertible into common shares issued by the Company, in the event of the Conversion Event which were subscribed by Sommerville Investments B.V.
The company also issued 9,756,502 new Class C shares, preferred, nominative, with no nominal value and no voting rights, but with priority in the reimbursement of capital, without premium, convertible into common shares issued by the Company, in the event of the Conversion Event which were subscribed by Orjen

Investments PTE Ltd. 1,000 class D preferred shares were issued, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event. At the issue price of R$ 8,699.55 per share of which R$ 1.00 per share was allocated to the formation of the Company’s share capital and R$ 8,698.55 per share was allocated to the Capital Reserve account due to goodwill in the subscription of the shares.
On January 26, 2022, the company issued 42 new common shares subscribed by Bio Genesis and 85 class D preferred shares, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event.
The company also proceed with an exchange agreement of 42 Class C preferred shares.
The shares are held as follows:
	2022		2021
Shareholders	Shares	%	Shares	%
Bio-Gênesis Participações S.A	34,943,218	40.44	33,974,972	39.32
Sommerville Investments B.V	44,830,332	51.88	45,798,513	53.00
Orjen Investments PTE Ltd.	405	0.00	405	0.00
Bio-Tec Participações S.A	544,431	0.63	1,062,851	1.23
FIPECq – FUNDAÇÃO DE PREVIDÊNCIA COMPLEMENTAR DOS EMPREGADOS OU SERVIDORES DA FINEP, DO IPEA, DO CNPq, DO INPE E DO INPA	518,420	0.60	—	—
Bio Serviços Holding Ltda.	1,117,905	1.29	1,117,905	1.29
Sb Participações S.A	971,146	1.12	971,146	1.12
Fourbac Participações S.A	930,900	1.08	930,900	1.08
Daniel Citron	503,152	0.58	503,140	0.58
André Jafferian	537,132	0.62	489,172	0.57
Marcelo Pereira Ladeira de Matos	136,102	0.16	—	—
Maurício Pereira Ladeira de Matos	136,100	0.16	—	—
Luiz Augusto Chacon de Freitas Filho	319,801	0.37	319,801	0.37
Morungaba Participações Ltda.	105,468	0.12	105,468	0.12
Fabrício Gonçalves Drumond	331,947	0.38	331,947	0.38
Treasury shares	486,849	0.56	486,849	0.56
Ajneto Participações Ltda	—	—	320,154	0.37
Total	86,413,308		86,413,223
17.1.   Stock Options
Stock option plan
The Company offers a stock option compensation plan for its top management, this compensation plan was introduced after its approval by shareholders in the general meetings occurred on June 11, 2021 and November 8, 2021.
The Stock Option Plan aims to stimulate and promote retention of the company’s executives and senior management team, as well as assuring the alignment with the objectives of the Company, shareholders, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results. Both of the Company’s stock option plans are settled in equity and cannot be settled in cash.

In 2021, two types of stock options were granted to the company’s top management:
Date of grant	Stock class	Conditions for acquiring the rights	Acceleration condition	Exercise period	Exercise price per share	Call option fair value	Total stock granted
June 11, 2021	Class “A” preference shares	From 1 to 5 years of service, until April 14, 2026. Vesting once every year (20%)	Reorganization where Superbac is not the remaining company; Liquidity event or IPO	Up to 12 months after vesting	30% of the share’s book value	45,009	4% of the capital of the company
November 8, 2021	Class “B” Preference shares	At the end of 3 years of service	Liquidity event, non-including IPO	Up to 1 month after vesting	R$0.00012935	1,202	32,047
Total						46,211
The Company has measured the fair value of services received as consideration for equity instruments of the entity indirectly, by reference to the fair value of the equity instruments granted.
The fair value of each option granted was estimated at the grant date, as per below:
•
Class “A” stock option’s fair value was estimated by using the Monte Carlo Pricing Model taking into account the following inputs: (a) expectation of dividends of 0%, since there is no expectation of dividend payment during the vesting period of the options (b) expectation of volatility of approximately 44.9%, and (c) a weighted average risk-free interest rate of 7.4% p.a.; and

•
Class “B” stock option’s fair value was estimated by using the options pricing model “Black, Scholes and Merton” taking into account the following assumptions: (a) expectation of dividends of 0%, since there is no expectation of dividend payment during the vesting period of the options (b) expectation of volatility of nearly 44.75%, and (c) a weighted average risk-free interest rate of 12.2% p.a.

The share-based transaction’s expenses are deemed to be related to services to be incurred during the vesting period and therefore are accounted for throughout this timeframe under personnel expenses, with an offsetting entry in equity. After vesting, the equity is not derecognized.
The outstanding shares and the respective expense is recognized under profit or loss as General and administrative expenses and for the period ended June 30, 2022 and year ended December 31, 2021, respectively, were as follows:
	Class “A” Shares	Class “B” Shares
Quantity as of December 31 2020	—	—
Granted	1,811,950	32,047
Exercised	—	—
Canceled	—	—
Quantity as of December 31 2021	1,811,950	32,047
Granted	—	—
Exercised	—	—
Canceled	—	—
Quantity as of June 30 2022	1,811,950	32,047
	Expenses	Expenses
For the year ended December 31, 2021	R$21,991	R$ 58
For the six months ended June 30, 2022	R$11,509	R$200

b)
Redeemable preference shares

During 2021 Were issued 1,000 redeemable preference shares, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event at the issue price of R$ 97,350.45 per share.
The total amount of R$ 97,350 was recognized as a Related-party liability and allocated to the Capital Reserve account, restated at the CDI rate — Interbank Deposit Certificate and the total expense amount of R$ 743 was recognized in Financial Costs.
In 2022 were issued 85 redeemable preference shares, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event at the issue price of R$ 97,350.45 per share.
The total amount of R$ 8,275 was recognized as a Related-party liability and allocated to the Capital Reserve account.
17.2.   Loss per share
The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the year.
Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares assuming the conversion of all potential shares, in accordance with IAS 33 — Earnings per Share.
Basic loss per share	June 30, 2022		June 30, 2021
Loss for the year attributable to owners of the parent	R$	(70,809)	R$	(11,117)
Weighted average number of ordinary shares		43,206,654		40,805,221
Weighted average number of treasury shares		(486,849)		(486,849)
Weighted average number of ordinary shares		42,719,805		40,318,372
Basic loss attributable to ordinary equity holders of the parent	R$	(1.66)	R$	(0.28)
Diluted loss per share
Loss for the year attributable to owners of the parent	R$	(70,809)	R$	(11,117)
Weighted average number of ordinary shares (except treasury shares)		42,719,805		40,318,372
Weighted average number of convertible preferred shares		43,206,654		—
Weighted average number of diluted shares		85,926,459		40,318,372
Diluted loss attributable to ordinary equity holders of the parent	R$	(0.82)	R$	(0.28)
18   Net operating revenue
	June 30, 2022	June 30, 2021
Gross sales
Sales of goods	484,936	215,969
Services rendered	528	517
Present value adjustment	(22,134)	(6,869)
Gross sales adjusted	463,330	209,617
Sales deductions:
Sales taxes	(14,039)	(7,289)
Returns	(8,313)	(5,494)
Total net operating revenue	440,978	196,834

19   Operating income (expenses)
	June 30, 2022	June 30, 2021
Supplies	(303,371)	(116,026)
Personnel expenses and costs	(38,780)	(33,544)
Share based payments	(11,709)	—
External services expenses and costs	(18,402)	(14,125)
Freight expenses and costs	(16,661)	(12,297)
Commissions expenses	(20,179)	(11,733)
Maintenance expenses and costs	(6,158)	(8,680)
Depreciation and amortization	(6,468)	(1,028)
Consumable expenses and costs	(14,192)	(4,886)
Electric power expenses and costs	(4,036)	(1,979)
Travel expenses and costs	(1,236)	(599)
Non-collectable customers	—	(4,529)
Amortization of right-of-use	(2,437)	(572)
Expenses and costs with vehicles	(367)	(146)
Provision for tax, civil and labor risks	(497)	79
Expected credit losses	(2,016)	2,919
Other expenses	(7,581)	(6,418)
Total	(454,090)	(213,564)
Classified as:
Cost of sales	(350,297)	(150,459)
Selling expenses	(60,450)	(39,293)
General and administrative expenses	(42,998)	(24,163)
Other expenses	(345)	351
Total	(454,090)	(213,564)
20   Financial result, net
	June 30, 2022	June 30, 2021
Finance income
Short-term investment income	3,266	541
Present value adjustment (finance income)	20,181	9,893
Interest received	5,474	3,530
Derivatives gain	2,095	2,045
Other financial income	112	524
Total	31,128	16,533
Financial expenses
Interest on loans and financing	(28,142)	(10,048)
Interest expenses	(26,403)	(3,246)
Compensation to guarantors	—	(165)
Bank charges	(8,511)	(2,487)
Tax on financial transactions (IOF)	(1,688)	(1,091)

	June 30, 2022	June 30, 2021
Discounts granted	(11,121)	(1,646)
Derivatives losses	(41,168)	(3,517)
Other financial expenses	(255)	(123)
Total	(117,288)	(22,323)
Foreign exchange rate differences
Gain	28,897	4,080
Loss	(26,351)	(2,423)
Foreign exchange differences, net	2,546	1,657
Total financial loss	(83,614)	(4,133)

21   Income tax and social contribution
a)
Deferred

The non-deductible or temporarily taxable differences in determining taxable profit are as follows:
	June 30, 2022	December 31, 2021
Income tax and social contribution losses	45,145	22,467
Arising from temporary differences:
Expected credit losses	11,083	10,396
Present value adjustment	3,761	3,097
Provision for tax, civil and labor risks	582	477
Other provisions	6,459	4,676
Investment property fair value	(11,477)	(11,477)
Deferred income tax and social contribution, net	55,553	29,636
Changes in deferred income taxes balances
	2021	Addition	Write-off	2022	Impact on P&L
Deferred income tax assets	29,636	33,613	(7,696)	55,553	25,917

b)
Estimated period of realization

The projection of the realization of deferred taxes assets was prepared on the basis of the management’s best estimates that are based on significant assumptions such as the average net sales price of Superbac fertilizers. However, there are other assumptions that are not under the Company’s control, such as inflation indexes, foreign exchange rates, raw material prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection, as presented below:
2022	5,965
2023	8,563
2024	12,050
2025	18,567
45,145

c)
Reconciliation of the effective income tax and social contribution rate

The income tax and social contribution were calculated based on the taxable income as of December 31, 2021 and 2020.

Reconciliation of the effective income tax and social contribution rate is as follows:
	June 30, 2022	June 30, 2021
Profit (loss) before income tax and social contribution	(96,726)	(20,863)
Tax rate	34%	34%
Income tax and social contribution expenses	32,887	7,093
Deferred tax not recognized	(10,702)	—
Others	3,732	713
Income tax and social contribution expenses	25,917	7,806
Current	—	(531)
Deferred	25,917	8,337
Total	25,917	7,806
Effective rate	26.79%	37.42%
22   Financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities. The carrying amount is a reasonable approximation of fair value.
The methodologies used by the Company to disclose fair value were as follows:
Financial Instrument	Classification by category	June 30, 2022	December 31, 2021
Financial Asset
Cash equivalents	Amortized cost	105,896	56,447
Financial investments	Amortized cost	18,154	17,265
Trade accounts receivable	Amortized cost	139,503	125,153
Trade accounts receivable – related parties	Amortized cost	6,867	6,515
Total		270,420	205,380
Financial Liabilities
Trade accounts payable	Amortized cost	312,082	137,327
Trade accounts payable – related parties	Amortized cost	112,255	114,082
Borrowings and financing	Amortized cost	533,593	278,222
Financial instruments	Fair value through OCI	2,415	2,499
Other accounts payable	Amortized cost	18,631	16,857
Total		978,976	548,987
The financial instruments used by the Company are substantially represented by cash and cash equivalents, current and non-current short-term investments, trade accounts receivable and trade accounts payable, loans and borrowings.
The Company enters into financial transactions solely for the purpose of hedging against the exposure of financial variables, and these instruments are managed based on internal policies and controls.
The Company and its subsidiaries conduct derivative financial instrument transactions with limits of exposure to credit risks approved and reviewed by management periodically. The carrying amounts of financial instruments receivable and payable, when compared to the amounts that could be obtained from their trading in an active market, or in the absence of such market, using the net present value adjusted for the current market interest rate, substantially approximate the corresponding market values.
There was no reclassification of financial instruments category in the period ended June 30, 2022.

Financial risk management
The Company is exposed to credit, liquidity and market risks arising from financial instruments. The Company’s risk management policies are established to identify and analyze the risks to which the Company is exposed, to define appropriate limits and controls, and to monitor risks and adherence to the defined limits. Risk management policies and controls are reviewed regularly to reflect changes in market conditions and the Company’s activities.
Credit risk
The Company manages the credit risk of trade accounts receivable through continuous monitoring of sales financing maturities and terms, supported by the credit policy and internal controls.
Credit risk is the risk that the Company incurs losses arising from a customer or a counterparty in a financial instrument, arising from their failure to meet their contractual obligations.
No credit limit was exceeded during the year, and management does not expect any losses arising from default by these counterparties in excess of the amount already recognized.
The carrying amount of the financial assets represents the maximum credit exposure. The expected credit losses on financial assets recognized in the statement of income are disclosed in Note No. 19.
Accounts receivable and other receivables
The credit risk of accounts receivable is due to the possibility of the Company not receiving amounts arising from sales transactions and is influenced mainly by the individual characteristics of each customer.
Customers are classified in the credit analysis area by assessing the customer’s credit quality, taking into consideration its financial position, past experience and other factors. Individual risk limits are determined based on internal or external ratings according to the limits determined by the Board of Directors. The use of credit limits is monitored regularly. The Company limits its exposure to credit risk by obtaining guarantees from customers, being mortgages, pledges, among others.
The Company recognizes an allowance for expected credit losses (ECL) when it is expected that the Company will not be able to receive all amounts due in accordance with the terms of these accounts receivable, based on risk analysis and taking into account the historical performance of customers.
The Company considers a financial asset to be in default when contractual payments are overdue more than 180 days. Based on historical data, the percentage of invoices issued that were paid overdue, or never paid, is calculated. Using a prospective analysis, an allowance is recognized according with the simplified method as allowed by IFRS 9.
As for the credit risk associated to financial investments and cash equivalents, the Company only carries out operations in institutions with low risk assessed by independent rating agencies and with remuneration in low-risk fixed income securities.
Loan agreements
Loan agreements are entered into between the shareholders and the Company and formalized by means of a contractual instrument. The Company understands that the credit risk is low because they are transactions with controlling shareholders that have proven financial capacity to settle the outstanding balance. More details at Note No. 7, balances and transactions with related Parties.
Exposure to credit risk
The book value of the financial assets represents the maximum credit exposure.

The maximum exposure to credit risk on the date of the unaudited condensed financial statements was as follows:
	June 30, 2022	December 31, 2021
Cash and cash equivalents	105,896	56,447
Financial investments	18,154	17,265
Trade accounts receivable	139,503	125,153
Trade accounts receivable – related parties	6,867	6,515
Other assets	39,632	4,222
Total	310,052	209,602
Current	284,218	185,563
Noncurrent	25,834	24,039
Total	310,052	209,602
Liquidity risk
Liquidity risk is the possible risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities.
The risk management policy implies maintaining a safe level of cash and cash equivalents or access to readily obtainable funds through control internal tools such as Policies, Committees, level of indebtedness, definition of expenses and new fundraising.
Exposure to liquidity risk
The book value of the financial liabilities with liquidity risk is shown below:
On June 30, 2022	Carrying amount	Within 12 months	From 12 to 24 months	From 24 to 36 months	Over 36 months
Suppliers	312,082	312,082	—	—	—
Derivative financial instruments	2,415	2,415	—	—	—
Borrowings and financing	533,593	426,300	77,626	22,467	7,200
Total	848,090	740,797	77,626	22,467	7,200
On December 31, 2021	Carrying amount	Within 12 months	From 12 to 24 months	From 24 to 36 months	Over 36 months
Suppliers	137,327	137,327	—	—	—
Derivative financial instruments	2,499	2,499	—	—	—
Borrowings and financing	278,222	243,183	29,242	5,052	745
Total	418,048	383,009	29,242	5,052	745
The cash flows included in the Company’s maturity analysis are not expected to be anticipated or collected at different amounts.
Capital risk management
The Company’s objectives in managing its capital are to safeguard its ability to continue as a going concern, in order to provide return to its shareholders and guarantee to other stakeholders, as well as to maintain an appropriate capital structure.
To maintain or adjust the Company’s capital structure, management may adjust or reassess the dividend payment policy, return capital to shareholders, sell assets or issue new shares.

The Company monitors capital based on the financial leverage ratio. This ratio is the net debt expressed as a percentage of total capital. The Company includes in net debt the loans and borrowings subject to interest, suppliers and other payables, less cash and cash equivalents. Total capital is calculated by adding shareholders’ equity, as shown in the consolidated statement of financial position, and net debt.
	June 30, 2022	December 31, 2021
Borrowings and financing	533,593	278,222
Lease liabilities	6,889	6,026
suppliers and other accounts payable	330,713	154,184
(-) Cash and cash equivalents	(105,896)	(56,447)
(-) Financial investments	(18,154)	(17,265)
Net debt	747,145	364,720
Net worth	7,409	57,629
Total Capital	754,554	422,349
Financial leverage ratio	99.02%	86.36%
To achieve the overall objective, the Company’s capital management, among other things, aims to ensure that it meets the financial commitments associated with the loans and borrowings that define capital structure requirements.
No changes were made to capital management objectives, policies or processes during the periods ended June 30, 2022 and December 31, 2021. Although there was an increase in operating leverage, there was no change in capital management, since there was an expressive increase in raw materials, and therefore an increase in inventory. It becomes more representative compared to other numbers on the balance sheet. This is in line with the Company’s operating strategies and capital management.
Interest rate risk
The Company is exposed to risks related to variable interest rates and the impact on its cash flow, due to loans and borrowings, exposed to interest rates linked to its debts, mainly to the variation of the CDI — Interbank Deposit Certificate. The Company’s management monitors fluctuations in these rates regularly.
Variable rate instruments	June 30, 2022	December 31, 2021
Cash and cash equivalents	105,896	56,447
Financial investments	18,154	17,265
Trade accounts receivable – related parties	6,867	6,515
Borrowings and financing	(533,593)	(278,222)
Total	(402,676)	(197,995)
Sensitivity analysis
The Company has short-term investments and financial liabilities indexed to the variation of the CDI rate. We present below a sensitivity analysis to possible changes in interest rates in the range of 25% and 50% indicating an impact on the Company’s financial situation.

		Impact on P&L and Equity
		Scenario I	Scenario II
Variable rate instruments	June 30, 2022	25%	50%
Cash and cash equivalents	105,896	3,097	6,195
Financial investments	18,154	531	1,062
Trade accounts receivable – related parties	6,867	1,949	3,898
Borrowings and financing	(533,593)	(9,180)	(18,360)
Total	(402,676)	(3,603)	(7,205)
		Impact on P&L and Equity
		Scenario I	Scenario II
Variable rate instruments	2021	25%	50%
Cash and cash equivalents	56,447	1,183	2,366
Financial investments	17,265	362	724
Trade accounts receivable – related parties	6,515	137	273
Borrowings and financing	(237,821)	(3,549)	(10,245)
Total	(157,594)	(1,867)	(6,882)
Currency risk
Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in exchange rates.
The Company’s profit or loss are susceptible to oscillations due to the effects of the exchange rate volatility and its impact, which are exclusively denominated in US dollars (US$).
The currency risk exposure in US dollar (US$) is as follows:
	June 30, 2022	December 31, 2021
Foreign suppliers	58,963	56,395
Borrowings and financing	143,392	40,401
Net exposure	202,355	96,796
Sensitivity analysis of currency exposure
We present below a sensitivity analysis to possible changes in the exchange rate of the US dollar (USD) in the range of 25% and 50% indicating an impact on the Company’s financial situation.
		Impact on P&L and Equity
		Scenario I	Scenario II
	June 30, 2022	25%	50%
Foreign suppliers	58,963	14,741	29,482
Borrowings and financing	143,392	35,848	71,696
Net exposure	202,355	50,589	101,178
		Impact on P&L and Equity
		Scenario I	Scenario II
	2021	25%	50%
Foreign suppliers	56,395	14,099	28,198
Borrowings and financing	40,401	10,100	20,201
Net exposure	96,796	24,199	48,399

Operations with derivative financial instruments and hedge accounting
Derivative transactions are intended to protect the Company from foreign currency exposure. The Company does not hold or issue derivative instruments for speculative purposes.
The Company uses forward foreign exchange contracts to mitigate exchange rate exposure arising from raw material purchases in US dollars. These contracts are designated as cash flow hedge.
The Company’s derivative financial instruments are measured at fair value and are summarized below:
	June 30, 2022	December 31, 2021
NDF contracts	2,415	2,499
Derivative financial liabilities	2,415	2,499
Hedge effectiveness is determined at inception of the hedge relationship and at every reporting period end through the assessment of the hedged items and hedging instrument to determine whether there is still an economic relationship between the two.
The critical terms of the foreign currency forwards entered into exactly match the terms of the hedged item. As such the economic relationship and hedge effectiveness are based on the qualitative factors and the use of a hypothetical derivative where appropriate.
Hedge ineffectiveness may arise where the critical terms of the forecast transaction no longer meet those of the hedging instrument, for example if there was a change in the timing of the forecast sales transactions from what was initially estimated or if the volume of currency in the hedged item was below expectations leading to over-hedging.
The hedged items and the hedging instrument are denominated in the same currency and as a result the hedging ratio is always one to one.
All derivative financial instruments used for hedge accounting are recognised initially at fair value and reported subsequently at fair value in the consolidated statement of financial position.
To the extent the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognised in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognized immediately in profit or loss.
At the time the hedged item affects profit or loss, any gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss and presented as a reclassification adjustment within other comprehensive income.
If a forecast transaction is no longer expected to occur, any related gain or loss recognised in other comprehensive income is transferred immediately to profit or loss. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until the forecast transaction occurs.
Other forward exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.
The following movements in the cash flow hedge reserve relate to the foreign exchange risk arising from raw material purchase and machinery financing.
Cash Flow Hedge
Closing balance 31 December 2021	—
Change in fair value of hedging instrument recognised in other comprehensive income (OCI)	1,150
Closing balance 30 June 2022	1,150

Position in June 30, 2022:
Transaction	Maturity date	Liability	Asset	Counterparty	Notional (USD)	MtM (BRL)
NDF	Jul, 2022	BRL	USD	Banco CCB	636	(255)
NDF	Abr, 2023	BRL	USD	Banco do Brasil	11,690	(937)
NDF	Jan, 2023	BRL	USD	Banco Itaú	33,182	(363)
NDF	Nov, 2022	BRL	USD	Banco Daycoval	17,093	(1,172)
NDF	Out, 2022	BRL	USD	Banco C6 Bank	949	312
Total					63,550	(2,415)
Position in December 31, 2021:
Transaction	Maturity date	Liability	Asset	Counterparty	Notional (USD)	MtM (BRL)
NDF	Jun, 2022	BRL	USD	Banco do Brasil	2,049	(351)
NDF	Jul, 2022	BRL	USD	Banco CCB	2,207	(36)
NDF	Mar, 2022	BRL	USD	Banco Daycoval	2,284	(681)
NDF	Apr, 2022	BRL	USD	Banco Itaú	6,146	(443)
NDF	Feb, 2022	BRL	EUR	Banco Itaú	9,458	(988)
Total					22,144	(2,499)
23   Information by segment
Although our operations are divided into four main business verticals, our management does not segregate our business for internal reporting purposes and we operate in a single reportable segment in accordance with IFRS 8. Our chief operating decision maker evaluates the performance of our business based on our consolidated financial statements, and also relies on our consolidated financial statements for decision-making purposes regarding the allocation of resources.
Revenue generated from our agribusiness vertical represented 99.2% and 99.3% of the Company’s net operating revenues for the six months ended June 30, 2021 and 2022, respectively. The Company generates substantially all of its segment revenue from sales within Brazil. In the six months ended June 30, 2022, the Company had three customers representing, individually, more than 10% of the Company’s revenues in the percentages 14.6%, 13.4% and 11.6%, respectively (one single customer in the six months ended June 30, 2021 representing 13.4%).
Additionally, from the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of December 31, 2021 and June 30, 2022.
24.   Subsequent events
The Company evaluated subsequent events from June 30, 2022 through September 20, 2022, which is the date the condensed consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the condensed consolidated financial statements.
*   *   *

Report of Independent Registered Public Accounting Firm
Grant Thornton Auditores Independentes Ltda.
Av. José de Souza Campos, 507 — 5o andar
Cambuí
Campinas (SP)
T +55 19 2042-1036
Board of Directors and Shareholders of
Superbac Biotechnology Solutions S.A.
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Superbac Biotechnology Solutions S.A. and subsidiaries (the “Company”) as of December 31, 2021 and 2020 and January 1, 2020, and the related consolidated statements of profit or loss, of comprehensive income or loss, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and January 1, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton Auditores Independentes Ltda.
We have served as the Company’s auditor since 2021.
Campinas, Brazil
July 11, 2022

Superbac Biotechnology Solutions S.A.
Consolidated statements of financial position as of
December 31, 2021, 2020 and January 1, 2020
(In thousands of reais — R$)
ASSETS
	Note	2021	2020	January 1, 2020
Current assets
Cash and cash equivalents	4	56,447	63,991	117,067
Trade accounts receivable	6	125,153	115,598	109,150
Inventories	9	184,853	49,886	29,974
Recoverable taxes	10	5,982	4,460	4,517
Other current assets		3,963	4,401	5,057
Total current assets		376,398	238,336	265,765
Non-current assets
Financial investments	5	17,265	6,393	—
Trade accounts receivable – related parties	7	6,515	85,528	80,439
Recoverable taxes	10	43,702	31,262	29,725
Deferred income taxes	26	29,636	23,272	34,818
Other non-current assets		259	702	—
Investments	8	—	—	4,190
Investment properties	11	81,963	77,567	1,063
Property, plant and equipment	12	187,266	170,817	164,963
Intangible assets	13	7,308	7,418	8,751
Right-of-use assets	14	6,026	993	2,609
Total non-current assets		379,940	403,952	326,558
Total assets		756,338	642,288	592,323
The accompanying notes are an integral part of these consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Consolidated statements of financial position as of
December 31, 2021, 2020 and January 1, 2020
(In thousands of reais — R$)
LIABILITIES AND EQUITY
	Note	2021	2020	January 1, 2020
Current liabilities
Trade accounts payable	15	137,327	51,233	43,723
Borrowings and financing	16	243,183	132,905	166,086
Advances from customers	18	118,099	58,362	7,507
Financial instruments	27	2,499	1,197	114
Labor and social security obligations		17,978	5,256	5,595
Tax payable	17	5,832	4,110	4,250
Lease liabilities	19	3,236	1,170	1,303
Other accounts payable		16,857	5,568	17,744
Total current liabilities		545,011	259,801	246,322
Non-current liabilities
Lease liabilities	19	2,790	—	1,360
Borrowings and financing	16	35,039	100,756	95,995
Trade accounts payable – related parties	7	114,082	—	—
Provision for tax, civil and labor risks	20	1,787	2,662	2,724
Other accounts payable		—	—	4,500
Total non-current liabilities		153,698	103,418	104,579
Equity
Share capital	21	352,118	352,117	352,117
Treasury shares	21	(5,356)	(5,356)	(5,356)
Capital reserves	21	(72,656)	93,662	93,662
Other comprehensive income	21	(988)	—	—
Accumulated losses	21	(215,489)	(178,752)	(212,263)
Equity attributable to the owners of the Company		57,629	261,671	228,160
Non-controlling interests	21	—	17,398	13,262
Total equity		57,629	279,069	241,422
Total equity and liabilities		756,338	642,288	592,323
The accompanying notes are an integral part of these consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Consolidated statements of profit or loss for the
years ended December 31, 2021 and 2020
(In thousands or reais — R$, except for earnings per share)
	Note	2021	2020
Net operating revenue	22	705,985	335,727
Cost of sales	23	(561,708)	(263,376)
Gross profit		144,277	72,351
Operating income (expenses)
Selling expenses	23	(100,010)	(30,348)
General and administrative expenses	23	(69,166)	(28,161)
Other income, net	24	7,112	37,646
		(162,064)	(20,863)
Profit (loss) before finance income (expenses) and taxes		(17,787)	51,488
Financial income		50,318	40,472
Financial expenses		(65,289)	(32,464)
Exchange rate variation		(8,235)	(8,862)
Financial result, net	25	(23,206)	(854)
Profit (loss) before income tax and social contribution		(40,993)	50,634
Income tax and social contribution
Current	26	(2,108)	(1,441)
Deferred	26	6,364	(11,546)
Profit (loss) for the year		(36,737)	37,647
Attributable to:
Equity holders of the Company		(35,435)	33,511
Non-controlling interests		(1,302)	4,136
		(36,737)	37,647
Earnings (loss) per share basic) in R$	21.2	(0.87)	0.83
Earnings (loss) per share diluted) in R$	21.2	(0.80)	0.83
The accompanying notes are an integral part of these consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Consolidated statements of comprehensive income or loss for the years ended December 31, 2021 and 2020
(In thousands of reais — R$)
	2021	2020
Profit (loss) for the year	(36,737)	37,647
Other comprehensive loss	(988)	—
Total comprehensive income (loss) for the year	(37,725)	37,647
Attributable to:
Equity holders of the Company	(36,423)	33,511
Non-controlling interests	(1,302)	4,136
	(37,725)	37,647
The accompanying notes are an integral part of these consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Consolidated statements of changes in equity for the
years ended December 31, 2021 and 2020
(In thousands of reais — R$)
			Capital reserves		Other comprehensive income	Accumulated losses	Attributable to the equity holders of the parent	Non- controlling interests	Total
	Share capital	Treasury shares	Share premium	Capital reserve
Balance at January 1, 2020	352,117	(5,356)	93,662	—	—	(212,263)	228,160	13,262	241,422
Profit for the year	—	—	—	—	—	33,511	33,511	4,136	37,647
Balance at December 31, 2020	352,117	(5,356)	93,662	—	—	(178,752)	261,671	17,398	279,069
Bonus reserve	—	—	—	8,699	—	—	8,699	—	8,699
Capital increase	1	—	—	—	—	—	1	—	1
Reedemable preference shares	—	—	—	(97,350)	—	—	(97,350)	—	(97,350)
Share based payment	—	—	—	22,049	—	—	22,049	—	22,049
Earn-out provision	—	—	—	(99,716)	—	—	(99,716)	—	(99,716)
Disposal of equity interest	—	—	—	—	—	—	(1,302)	(16,096)	(17,398)
Hedge	—	—	—	—	(988)	—	(988)	—	(988)
Loss for the year	—	—	—	—	—	(36,737)	(35,435)	(1,302)	(36,737)
Balance at December 31, 2021	352,118	(5,356)	93,662	(166,318)	(988)	(215,489)	57,629	—	57,629
The accompanying notes are an integral part of these consolidated financial statements.

Superbac Biotechnology Solutions S.A.
Consolidated statements of cash flows for the
years ended December 31, 2021 and 2020
(In thousands of reais — R$)
	Note	2021	2020
Cash flows from operating activities
Profit (loss) before tax		(40,993)	50,634
Adjusted by:
Depreciation and amortization	23	12,942	11,470
Amortization of right-of-use assets	23	2,958	741
Write-off of property, plant and equipment	12	5,821	5,416
Write-off of intangible assets	13	243	1,429
Expected credit losses	23	(6,020)	(39,924)
Provisions	23	638	(62)
Investment income	25	(2,226)	(1,369)
Derivative financial instruments		1,302	1,083
Loss on uncollectible trade accounts receivable		5,810	8,296
Interest in real estate negotiation	25	—	(10,475)
Interest expenses on leases	25	258	62
Write-off of equity investment	23	—	(7,905)
Write-off of a contingent consideration (earn-out)	23	(4,500)	(15,047)
Present value adjustment		1,851	1,181
Provision for commissions payable	23	35,449	15,404
Interest on loans and borrowings	25	27,020	19,103
Investment property fair value	24	(5,213)	(28,543)
Share based payment	23	22,049	—
		57,389	11,494
Decrease (increase) in assets:
Trade accounts receivable	6	(11,196)	(13,552)
Trade accounts receivable – related parties	7	62,917	(5,089)
Inventories	9	(134,967)	(19,912)
Recoverable taxes	10	(16,070)	(2,921)
Other assets		(6,293)	894
Decrease (increase) in liabilities:
Trade accounts payable	15	86,094	7,510
Labor and social security obligations		12,722	(339)
Tax payable	17	1,722	(140)
Advances from customers	18	59,737	50,855
Trade accounts payable – related parties	7	(82,984)	—
Other liabilities		(16,767)	(20,847)
		(45,085)	(3,541)
Net cash provided by operations		12,304	7,953
Interest paid	16	(21,800)	(17,452)
Net cash used in operating activities		(9,496)	(9,499)
The accompanying notes are an integral part of these consolidated financial statements.

	Note	2021	2020
Cash flow from investing activities
Acquisition of property, plant and equipment	12	(33,581)	(21,223)
Acquisition of intangible assets	13	(1,764)	(1,613)
Amounts received (paid) in equity		(1,302)	12,095
Financial assets	5	(8,646)	(5,024)
Net cash used in investing activities		(45,293)	(15,765)
Cash flow from financing activities
Capital increase		1	—
Bonus reserve		8,699	—
Repayment of lease liabilities	19	(3,216)	(1,555)
Proceeds from loans and borrowings	16	133,855	158,952
Repayments of loans and borrowings	16	(92,094)	(185,209)
Net cash from (used in) financing activities		47,245	(27,812)
Net decrease in cash and cash equivalents		(7,544)	(53,076)
Cash and cash equivalents at beginning of year		63,991	117,067
Cash and cash equivalents at end of year		56,447	63,991

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020 AND JANUARY 1, 2020
(In thousands of Reais — R$, unless otherwise stated)
1.   Operations
Superbac Biotechnology Solutions S.A. (the “Company” or “SuperBac”) is a privately-held corporation founded in 1995, with its headquarters located at Rua Santa Monica, 1025, in the city of Cotia, Federal State of São Paulo, which, jointly with its direct and indirect subsidiaries (“Consolidated”), is primarily engaged in producing and selling fertilizers, as well as other supplies in the biotechnological market mainly for the agricultural business in Brazil. Information on the Company’s shareholders is disclosed in Note 21.
The Company has research and development units for the production process of the agriculture, sanitation, oil & gas and consumer goods segments.
SuperBac operates in the Brazilian biotechnology market, has over 20 years of experience in this segment and uses only non-pathogenic, non-opportunistic and non-genetically modified microorganisms of natural origin.
The Company is a subsidiary of Bio Genesis Participações S.A (“Bio Genesis”), and has investments in subsidiaries and associates, as disclosed in Note 8.
Until December, 2021 Superbac holded 76.52% of the equity capital of the subsidiary Superbac Indústria e Comércio de Fertilizantes S.A (“Superbac Fertilizantes”).
On December 6, 2021, the Company entered into a reorganization agreement, in which terms and conditions applicable to a financial and corporate reorganization for Superbac were established, providing for the discharge of certain Bio Genesis debts through the assignment and transfer by Bio Genesis to Superbac of 2,132,131 shares representing 23.48% of Superbac Fertilizantes total and voting capital.
With the realization of the assignment and transfer of these shares, Superbac became the owner of 9,081,969 shares, representing 100% of Superbac Fertilizantes total and voting share capital.
The Company’s consolidated financial statements for the years ended December 31, 2021 and 2020 were authorized for issuance in accordance with the resolution of the members of the Board of Executive Officers on July 11, 2022.
Covid-19 impact
On January 31, 2020, the World Health Organization (WHO) declared the Coronavirus disease (Covid-19) a global health emergency. The outbreak triggered significant decisions by governments and private sector entities, which added to the potential impact of the outbreak increased the degree of uncertainty for economic agents and may generate certain significant impacts on the amounts recognized in the companies’ financial statements.
Management constantly assesses the impact of the outbreak on the Company’s operations and financial position in order to implement the appropriate measures to mitigate the outbreak impacts on operations and on the consolidated financial statements. Up to the date of authorization of these consolidated financial statements for issue, neither material changes in the mix and volumes of products sold, nor material impact on revenues and margins were identified. The Company understands that there is no increase in its customers’ credit risk at this time and maintains financial resources invested in first-tier institutions. In addition, no material change to the financial and operational structure was made as a result of this matter.
2.   Summary of significant accounting policies
2.1.   Basis of preparation and presentation of consolidated financial statements
The consolidated financial statements (“financial statements”) have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the

International Accounting Standards Board (“IASB”), and interpretations as issued by IFRS Interpretations Committee (“IFRS IC”). All IFRS issued by the IASB, effective at the time of preparing these financial statements have been applied.
IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing these financial statements, since this is the first set of financial statements of the Company in compliance with these standards.
Details of the Company’s significant accounting policies are presented in Note 2 and the specific notes to the financial statements.
The preparation of financial statements requires the use of certain accounting estimates and also the exercise of judgment by the Company’s management in the process of applying accounting policies. Those areas involving a higher degree of judgment or complexity, or where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
The financial statements were prepared based on certain valuation assumptions used in the accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors, based on the management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recoverability in operations, valuation of assets at fair value, analysis of credit risk to determine the expected credit losses, financial, as well as the analysis of other risks for the determination of other provisions, including for contingencies.
Management states that all relevant information to the financial statements, and only such information, is being disclosed and corresponds to that used by Management in its operations.
Management assessed the capacity for the Company and its subsidiaries to continue their operations as a going concern and is convinced that they have the necessary resources and know how to develop their businesses continuously in the future and is not aware of any material uncertainties that may cast significant doubt on its continuity.
The financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at their fair values, as described in the accounting policies stated further in this financial statement.
2.2.   Basis of consolidation
The financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020 and January 1, 2020.
The Company controls an entity when it is exposed or entitled to variable returns from its involvement with the entity and can affect these returns by exercising its power over the entity. The financial statements of subsidiaries are included in the financial statements from the date on which control commences until the date on which control ceases. In the parent company’s individual financial statements, financial information from subsidiaries and jointly controlled entities, as well as associates, are recognized using the equity method.
Generally, there is a presumption that a majority in the voting rights results in control. When this presumption isn’t observed and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances to assess whether it has power over an investee, including:
•
The contractual arrangement(s) with the other voting holders of the investee

•
Rights arising from other contractual arrangements

•
The Company’s voting rights and potential voting rights

The Company re-assesses whether it continues to have control over an investee if facts and circumstances indicate that there have been changes in one or more of the elements of control. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when it ceases to exercise control. Assets, liabilities, income and expenses of a subsidiary acquired during the year are included in the financial statements from the date the Company obtains control until the date it ceases to exercise control over the subsidiary.
The profit or loss and each component of other comprehensive income are attributed to the Company’s controlling and non-controlling shareholders.
Profit or loss and each component of other comprehensive income (OCI) are attributed to the Company’s controlling and non-controlling shareholders, even if this results in the non-controlling shareholders having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
Changes in a subsidiary’s ownership interest that do not result in loss of control are accounted for as equity transactions.
Upon loss of control, the Company derecognizes related assets, liabilities, non-controlling interest and other components of equity. Any gain or loss arising from the loss of control is recognized in profit or loss. If the Company retains any interest in the former subsidiary, then this interest is measured at its fair value at the date when control is lost.
Transactions eliminated on consolidation
Balances and transactions between related parties and any unrealized revenues or expenses derived from transactions of this nature are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.
The financial statements were prepared in accordance with the consolidation criteria established by IFRS, comprising the financial statements of the Company and its direct and indirect subsidiaries, as shown below:
	Equity interest %
Subsidiaries and associates	2021	2020	January 1, 2020	Type of Control
SARUP HE Participações Ltda.(a)	—	—	50%	Joint venture
Theriot Capital Group Inc.(b)	55%	55%	55%	Associate
Superbac Ind. e Com. Fertilizantes S.A.(c)	100%	76.52%	76.52%	Control

(a)
The main activity consists of managing aircraft for commercial purposes. In 2020, the Company proceeded with the sale of SARUP HE Participações Ltda investment by strategic decision of the Management

(b)
The main activity consists of manufacturing agrobiological products. The company was incorporated in Panama and operates in Panama City

(c)
The main activity consists of manufacturing fertilizers. The company was incorporated in Brazil and operates in the city of Mandaguari. It was previously named Minorgan.

In preparing the financial statements, the financial statements as of the same reporting date and consistent with the accounting practices described in Note 2 were used.
2.3.   Functional and presentation currency
The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates

(“the functional currency”). The financial statements are presented in R$ (reais), which is the Company’s functional and presentation currency.
2.4.   Significant accounting policies
The Company has applied the accounting policies described below consistently for all years presented in these financial statements, unless otherwise stated.
2.4.1.   Investments in associates and joint ventures
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee, without exercising individual control or joint control over those policies.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have equal rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The considerations made in determining significant influence or joint control are similar to those required to determine control over subsidiaries. The Company’s investment in its associate and joint venture are accounted for using the equity method.
Under the equity method, the investment in an associate or joint venture is initially recognized at cost and is subsequently classified using the equity method. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill related to the associate or joint venture is included in the carrying amount of the investment and is not separately tested for impairment.
The income statement reflects the Company’s share of the results of operations of the associate or joint venture. Any change in OCI of these investees is presented as part of the Company’s OCI. In addition, where there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.
The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown in the income statement, outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.
The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of the impairment as the difference between the recoverable amount of the associate or joint venture and its carrying amount, and then recognizes the loss within in the income statement.
Upon loss of significant influence over the associate or of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from the disposal is recognized in profit or loss.
2.4.2.   Current versus non-current classification
The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is classified as current when:
•
It is expected to be realized or is intended to be sold or consumed in the normal operating cycle;

•
It is held primarily for trading;

•
It is expected to be realized within twelve months after the reporting period; or

•
Cash or cash equivalents, unless there are restrictions on its exchange, or is used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.
A liability is classified as current when:
•
It is expected to be settled in the normal operating cycle;

•
It is held primarily for trading;

•
It is due to be settled within twelve months after the reporting period; or

•
There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of a liability that may, by option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification. The Company classifies all other liabilities in non-current.
Deferred tax assets and liabilities are classified in non-current assets and liabilities.
2.4.3.   Fair value measurement
The Company measures financial instruments and non-financial assets at fair value at each reporting date.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability will occur:
•
In the principal market for the asset or liability; or

•
In the absence of a principal market, in the most advantageous market for the asset or liability.

The main or most advantageous market must be accessible by the Company.
The fair value of an asset or liability is measured based on the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.
A fair value measurement of a non-financial asset takes into account a market’s participant ability to generate economic benefits by using the asset in its best use or by selling it to another market participant that would use the asset in its best use.
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•
Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by re-assessing the categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
For purposes of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the respective notes.
2.4.4.   Revenue
Revenue comprises the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Company’s activities.
The Company applies the model of IFRS 15 to measure and account for revenue from contracts with clients, which establishes the recognition of revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of good or services to a client. The model is based on five steps:
Operating revenue is recognized as soon as all of the conditions below are met:
•
Identification of the contract for the sale of goods or provision of services;

•
Identification of performance obligations;

•
Determination of the contract value;

•
Determinations of the amount allocated to each of the performance obligations included in the contract; and

•
Revenue recognition over time or when performance obligations are completed.

Recognition of revenue occurs when or as the Company satisfies a performance obligation which consists of transforming the significant risks and benefits of ownership when transferring the good or service to the customer.
Sale of goods
Revenue from the sale of fertilizers and other products is measured as the amount of consideration the Company expects to be entitled to in exchange for those goods. It is recognized when the performance obligation is satisfied, when the control of the goods is transferred to the customer, usually upon physical delivery of the product to the location agreed upon with the customer
The Company determines the sales price analyzing the cost of production and adding an strategic profit margin. A pricing table is elaborated, monitored and updated in a regular basis.
Rendering of Services
Revenue are recognized when services are rendered to the customer and the Company satisfies its performance obligation, under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.
Service revenue is predominantly related to the biological analysis of soils and other materials, whereby the customer sends material to the company, the company performs its analysis, and returns the material back to the customer.
Contract liabilities
A contract liability is recognized if a payment is received or a payment is due (whichever comes first) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company has fulfilled its obligations under the contract (the transfer of control of the goods or services to the customer).

Cost for obtaining a contract
The Company pays sales commission to its dealers for each contract they obtain for fertilizer sales. Commissions are recognized immediately in expenses and included as part of employee benefits as the amortization period of the asset is one year or less.
2.4.5.   Income and social contribution taxes
Current taxes
Current tax assets and liabilities for the current and previous years are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates that are in use by the end of the reporting period and generates taxable income.
The Company is subject to the quarterly taxable income based on accounting records regime.
The annual taxable income based on accounting records regime comprises both corporate income tax (“IRPJ”) and social contribution on net profit (“CSLL”). IRPJ is calculated on taxable profit at a rate of 15%, plus a 10% surtax on taxable profit exceeding R$60 each quarter, whereas CSLL is computed at a rate of 9% on taxable profit, both recognized on an accrual basis. Therefore, additions to accounting profit of temporarily nondeductible expenses or exclusions of temporarily nontaxable income, considered for calculation of the current taxable profit, generate deferred tax assets or liabilities. Prepaid or recoverable amounts are stated in current or non-current assets, based on their estimated realization.
Current tax expense is the estimated tax payable or receivable on the taxable profit or loss for the year and any adjustment to taxes payable in relation to prior years. The amount of current tax payable or receivable is recognized in the balance sheet as a tax asset or liability for the best estimate of the expected amount of taxes to be paid or received that reflects the uncertainties related to their determination, if any. It is measured based on tax rates enacted at the reporting date.
From time to time, management reviews the tax position in situations in which interpretation of tax regulation is required and records provisions, when appropriate.
Deferred income and social contribution taxes
Deferred income and social contribution taxes (“Deferred tax”) are recognized on temporary differences, at the end of each reporting period, between assets and liabilities recognized in the financial statements and corresponding tax bases used in computing taxable income, including income and social contribution tax losses, where applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences, and deferred tax assets are recognized on all deductible temporary differences only when the Company is likely to recognize future taxable profit at an amount sufficient for such deductible temporary differences to be utilized. Deferred tax assets or liabilities are not recognized on temporary differences resulting from initial recognition (except for business combination) of assets and liabilities in a transaction that does not affect taxable profit or accounting profit. In addition, deferred tax liabilities are not recognized for taxable temporary differences arising from the initial recognition of goodwill.
Deferred tax assets and liabilities are measured at the rates applicable for the period when the liability is expected to be settled or the asset realized, based on tax rates provided for in the tax legislation in force at the end of each year, or when a new legislation has been substantially approved. The measurement of deferred taxes in assets and liabilities reflects the tax consequences that would result, as expected by the Company, at the end of each year, in recovery or settlement of the carrying amount of such assets and liabilities.
The balance of deferred tax assets is reviewed at the end of each reporting period and, when future taxable profits may no longer be available to allow recovering the whole asset or a portion thereof, the asset balance is adjusted for the amount expected to be recovered.
Deferred tax assets and liabilities are offset if a legally enforceable offset right exists, and when they refer to taxes levied by the same taxation authority on the same taxable entity.

Sales tax
Expenses and assets are recognized net of the amount of sales tax, except:
•
When sales tax incurred on a purchase of assets or services is not recoverable, sales tax is recognized as part of the acquisition cost of the asset or as part of the expense item, as the case may be

•
When accounts receivable and payable are stated with the amount of sales tax included.

The net amount of sales tax recoverable, or payable to, the tax authority is included as part of receivables or payables in the balance sheet.
2.4.6.   Foreign currency
In preparing these financial statements, the transactions in foreign currency, i.e. any currency other than the functional currency, are recorded at the exchange rates prevailing at each transaction date. At the end of each reporting period, monetary items in foreign currency are translated at the rates prevailing at the reporting date. Non-monetary items in foreign currency recognized at fair value are translated using the exchange rate prevailing at the date when the fair value is determined.
Non-monetary items that are measured at the historical cost in a foreign currency must be translated into the functional currency using the exchange rate prevailing at the transaction date.
Foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year.
2.4.7.   Property, plant and equipment
Recognition and measurement
Property, plant and equipment items are measured at historical acquisition, buildup or construction cost (including interest and other finance charges), less accumulated depreciation and accumulated impairment losses, when applicable.
Cost includes expenses directly attributable to the acquisition of an asset. The cost of self-constructed assets includes materials and direct labor, any other costs attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the costs of dismantling and restoring the site where the asset is located and borrowing costs on qualifying assets.
Gains or losses on disposal of a property, plant and equipment item are determined by comparing the disposal proceeds with the carrying amount of the asset and are recognized on a net basis under “Other revenues” in profit or loss.
Subsequent costs
The cost of replacing a component of property, plant and equipment is recognized in the carrying amount of the item when it is likely that the economic benefits embodied therein will flow to the Company and its subsidiaries and its cost may be reliably measured. The costs of day-to-day maintenance of property, plant and equipment are recognized in profit or loss as incurred.
Subsequent costs are included in the residual value of the property, plant and equipment item or recognized as a specific item, as appropriate, only if the economic benefits associated with those items are probable and the amounts can be measured reliably. The residual value of the replaced item is derecognized. All other repair and maintenance costs are recognized directly in profit or loss, as incurred.
Depreciation
Accumulated depreciation is recorded in profit or loss for the year using the straight-line method at the rates presented in Note 12, which take into consideration the economic useful lives of the assets and their recoverable amount.

The residual values, useful lives and depreciation methods of assets are reviewed and adjusted, if necessary, whenever there is an indication of significant change since the last reporting date.
2.4.8.   Leases
The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Company as a lessee
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
(i)
Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
If the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost reflects exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
Right-of-use assets are also subject to depreciation and impairment, as described in note 2.4.13 — Impairment of non-financial assets.
(ii)
Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.
The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term is shortened through the company exercising the option to terminate the lease.
In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable.
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.
The company’s lease liabilities are included in loans and borrowings.
(iii)
Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.
2.4.9.   Investment properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes replacement cost of part of an investment property existing at the time when such cost is incurred, provided that recognition criteria are met; excluding daily service costs of such investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.
Gains or losses arising from changes in the fair values of investment properties are included in profit or loss in the period in which they arise.
Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).
Transfers are made to (or from) investment property only when there is a change in use. If owner-occupied property becomes an investment property, the Company accounts for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.
2.4.10.   Intangible assets
Intangible assets acquired separately
Finite-lived intangible assets acquired separately are recorded at cost, less amortization and impairment losses.
The useful life of intangible assets is assessed as finite or indefinite.
Intangible assets with finite life are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.
Amortization is recognized using the straight-line method based on the estimated useful life of the assets. The estimated useful life and amortization method are reviewed at the end of each reporting period and the effect of any changes in estimates is accounted for prospectively.
Indefinite-lived intangible assets acquired separately are recorded at cost, less impairment losses, which are measured on an annual basis.
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, either individually or at the cash-generating unit level. The assessment of indefinite useful life is reviewed annually to determine whether this assessment continues to be justified. If not, the change in useful life from indefinite to definite is made on a prospective basis.
An intangible asset is derecognized upon disposal (i.e. the date on which the beneficiary obtains control of the related asset) or when no future economic benefits are expected from its use or sale.
Gains and losses arising upon derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and included in profit or loss.
Research and development costs
Research costs are expensed as incurred and development expenditures relating to technological innovations of existing products are capitalized when the Company can demonstrate:
•
The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•
Its intention and ability to complete the intangible asset and use or sell the asset;

•
How the asset will generate future economic benefits;

•
The availability of technical, financial and other resources to complete the asset development and use or sell the asset; and

•
The ability to measure reliably the expenditure attributable to the intangible asset during development.

Following initial recognition, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.
2.4.11.   Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
The financial instruments held by the Company and its subsidiaries are classified in the categories mentioned below, in accordance with management’s intention, in compliance with the following accounting criteria:
(i)
Financial assets

Financial assets are classified, on initial recognition, as subsequently measured at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the Company’s business model for managing these financial assets.
Financial assets are presented as current assets, except for those with maturities greater than 12 months after the reporting date.
All regular purchases or sales of financial assets are recognized and written off on the trade date. Regular purchases or sales correspond to purchases or sales of financial assets that require the delivery of assets within the period established by standard or market practice.
Financial instrument assets are initially recognized at fair value plus transaction costs for all financial assets not classified as at fair value through profit or loss.
All recognized financial assets are subsequently measured, in full, at amortized cost or fair value, depending on the classification of the financial assets.
Financial assets measured at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. Amortized cost is reduced by impairment losses.
Interest income, foreign exchange gains and losses and impairment losses are recognized in the income statement.
The Company’s financial assets at amortized cost include trade receivables and receivables from related parties, included in non-current assets.
Financial assets measured at fair value through profit or loss
A financial asset is classified at fair value through profit or loss when classified as held for trading and designated as such upon initial recognition. Financial assets are classified at fair value through profit or loss if the Company manages these investments and takes buying and selling decisions based on its fair values, according to the Company’s documented risk management and investment strategy. Transaction costs are recognized in profit or loss as incurred. Financial assets recorded at fair value through profit or loss are measured at fair value, and any changes in the fair value of such assets, which take into consideration any gain, are recognized in profit or loss for the period.
Derecognition
The Company derecognizes a financial asset (or, when applicable, a portion of a financial asset or part of a group of similar financial assets) when:
•
The rights to receive cash flows from the asset have expired; or

•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

Impairment of financial assets
The Company recognizes an allowance for expected credit losses for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach as permitted by IFRS 9 and therefore recognizes lifetime expected losses from the initial recognition of receivables.
The Company considers a financial asset to be in default when contractual payments are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that it is unlikely to collect all contractual amounts outstanding before considering any credit enhancements held by the Company.
A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Additional disclosures regarding the impairment of financial assets are also provided in the following notes:
•
Trade Accounts Receivable — Note 6

•
Financial Instruments — Note 27

(ii)
Financial liabilities

Financial liabilities are classified, upon initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. All financial liabilities are initially measured at fair value, plus or minus, in the case of financial liabilities that are not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability. The Company’s financial liabilities include trade and other payables, loans and borrowings and derivative financial instruments.
All financial liabilities are subsequently measured at amortized cost using the effective interest method or at fair value through profit or loss.
Financial liabilities measured at fair value through profit or loss
Financial liabilities are classified at fair value through profit or loss when the financial liability is (i) a contingent consideration of a buyer in a business combination; (ii) held for trading; or (iii) designated at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are presented at fair value, and any gains or losses arising from changes in fair value are recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any interest paid on financial liabilities.
However, for financial liabilities designated at fair value through profit or loss, the amount of changes in the fair value of a financial liability attributable to changes in credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in credit risk of the liability in other comprehensive income would result in or increase the accounting mismatch in profit or loss. The remaining amount of the change in fair value of the liability is recognized in profit or loss. Changes in fair value attributable to the credit risk of the financial liability recognized in other comprehensive income are not subsequently recycled to profit or loss; they are otherwise transferred to retained earnings when the financial liability is derecognized.
Financial liabilities at amortized cost
After initial recognition, other financial liabilities subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method. Amortization under the effective interest rate method is included as a finance cost in the income statement.
Derecognition
A financial liability is derecognized when the obligation under the liability is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.
Derivative financial instruments and hedge accounting
Derivative financial instruments are accounted for at FVTPL except for derivatives designated as hedging instruments in cash flow hedge relationships, which require a specific accounting treatment. To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:
•
There is an economic relationship between the hedged item and the hedging instrument

•
The effect of credit risk does not dominate the value changes that result from that economic relationship, and

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

For the reporting periods under review, the Company has designated certain forward currency contracts as hedging instruments in cash flow hedge relationships. These arrangements have been entered into to mitigate foreign currency exchange risk arising from certain transactions of raw material purchases and machinery financing denominated in foreign currency.
All derivative financial instruments used for hedge accounting are recognised initially at fair value and reported subsequently at fair value in the consolidated statement of financial position.
To the extent that the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognised in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognised immediately in profit or loss.

The Company holds derivative financial instruments to hedge risks related to foreign currencies and are not speculative in nature. The derivative financial instruments held by the Company are mostly comprised of non-deliverable forward (NDF) contracts.
Until the period ended December 31, 2020 the company did not adopt the hedge accounting policy, therefore the changes in the fair value of any of these derivative instruments were immediately recognized in profit or loss, under “Financial Result.”
In the year of 2021, the Company adopted the hedge accounting policy and its effective portion began to be recognized in other comprehensive income, in Equity, as described in note 27, Financial Instruments.
2.4.12.   Inventories
Inventory balances are substantially comprised of raw materials, work-in-process, packaging material, finished products and consumables. These are recorded at the average acquisition or production cost, adjusted to the net realizable value, when this is lower than cost. Net realizable value is the selling price in the ordinary course of business less the estimated costs to sell. The production cost reflects the total industrial cost absorption method.
2.4.13.   Impairment of non-financial assets
At the end of each year, the Company reassesses the carrying amount of tangible and intangible assets, mainly property, plant and equipment and intangible assets to be held and used in the Company’s operations, to periodically test them for impairment or whenever events or changes in circumstances indicate that an asset or group of assets is impaired.
Intangible assets with indefinite useful lives, such as Goodwill, or not yet available for use are tested for impairment at least once a year and whenever there is evidence of impairment.
The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimated future cash flows were not adjusted.
If the recoverable amount of an asset (or CGU) is lower than its carrying amount, the carrying amount of this asset (or CGU) is written down to its recoverable amount. Impairment loss is recognized immediately in profit or loss.
The fair value less costs of disposal is determined, whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of such observable transactions, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.
When an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) increases to the reviewed estimated recoverable amount, if it does not exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset (or CGU) in prior years. The reversal of impairment loss is immediately recognized in profit or loss.
As of December 31, 2021 and 2020, no events were identified that indicated the need to recognize a provision for impairment losses and, therefore, no provision for impairment losses was recognized in the financial statements for the years then ended.
2.4.14.   Cash and cash equivalents
Cash and cash equivalents include balances in bank checking accounts and highly liquid short-term deposits, maturing within three months from the contract date and subject to an insignificant risk of changes in value. These balances are held for the purpose of meeting short-term cash commitments rather than for investment or any other purposes.

2.4.15.   Preferred shares
The preferred shares are separated into liability and equity components, based on the terms of the contract.
Upon issuance of preferred shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability instrument measured at amortized cost (net of transaction costs) until extinguished upon conversion or redemption.
The remainder of the proceeds are allocated to the conversion option that is recognized and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.
Transaction costs are apportioned between the liability and equity components of the convertible preference shares, based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.
2.4.16.   Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity Instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.
2.4.17.   Provisions
General
Provisions are recognized for present obligations (legal or constructive) arising from past events whose amounts can be reliably estimated and where settlement is deemed probable.
The provision recognized is the best estimate of the consideration required to settle the obligation at each year end, considering risks and uncertainties relating to the obligation. When a provision is measured based on the cash flows estimated to settle the obligations, its carrying amount corresponds to the present value of those cash flows (when the effect of the time value of money is relevant).
When some or all economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be measured reliably.
The expense relating to any provision is presented in the income statement, net of any reimbursement
Provisions for tax, civil and labor risks
Provisions are recognized for all contingencies related to legal proceedings for which it is probable that an outflow of resources will be required to settle the contingency/obligation and a reasonable estimate can be made.
The assessment of the probability of loss includes the assessment of available evidence, the hierarchy of laws, available jurisprudence, most recent court decisions and their relevance in the legal system, as well as the assessment of external legal advisors.
Provisions are reassessed and adjusted to consider changes in circumstances, such as applicable statute of limitations, findings from tax inspections, or additional exposures identified based on new issues or court decisions.
2.4.18.   Share-based payments
Some employees (senior executives) of the Company receive remuneration in the form of shares, whereby the employees render services as consideration for equity instruments (equity-settled transactions).

These payments are settled in equity. Therefore, an expense is recognized every year based on the fair value of the equity-settled transactions calculated at the grant date, against equity. The fair value is expensed over the period until the vesting date with recognition of the corresponding equity amount. Fair value is determined using the Monte Carlo pricing model for class “A” stock options and Black &, Scholes and Merton pricing model for class “B” stock options. See note 21.1 Share-based payments for further information.
2.5.   First-time adoption of IFRS
These financial statements, for the year ended December 31, 2021, are the first that the Company has prepared in accordance with IFRS. For periods up to and including December 31, 2020, the Company prepared its financial statements in accordance with local accounting principles generally accepted in Brazil (Local GAAP).
Accordingly, the Company has prepared financial statements in accordance with IFRS applicable until December 31, 2021, together with comparative period data for the year ended December 31, 2020, as described in the summary of significant accounting policies. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2020, the Company’s date of transition to IFRS.
The Company has applied the following application exemptions:
•
The Company did not apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill from business combinations that occurred before the date of transition to IFRS. Such fair value adjustments and goodwill are treated as assets and liabilities of the parent rather than as assets and liabilities of the acquiree.

Therefore, those assets and liabilities are already expressed in the functional currency of the parent company or are non-monetary foreign currency items and no further translation differences occur.
Estimates:
The estimates at January 1, 2020 and December 31, 2021 are consistent with those made for the same dates in accordance with Local GAAP (after adjustments to reflect any differences in accounting policies) with the exception of items where the application of Local GAAP did not require estimation.
The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions on January 1, 2021, the date of transition to IFRS and on December 31, 2021.
Upon adoption there was no material impact on our consolidated financial statements, and therefore, no reconciliation to be presented as local GAAP have essentially converged to IFRS.
2.6.   Financial income and expenses
The Company’s financial income and expenses comprise:
•
Interest income and expenses;

•
Discounts granted and obtained;

•
Bank fees and other expenses;

•
Foreign exchange gains/losses on financial assets and liabilities.

•
Net gains/losses on financial assets measured at fair value through profit or loss;

Financial income and expenses are recognized on an accrual basis using the effective interest rate method.
2.7.   Present value adjustment of assets and liabilities
Non-current monetary assets and liabilities are monetarily restated, and therefore adjusted to their present value. The present value adjustment of current monetary assets and liabilities is calculated and only recorded when the effect is considered significant in relation to the financial statements as a whole. For reporting and materiality determination purposes, the present value adjustment is calculated by using contractual cash flows and the explicit, sometimes implicit, interest rate of the corresponding assets and liabilities.
When the adjustment to present value on receivables occurs, the calculated value reduces the balance of accounts receivable, as well as sales revenue, and the reversal of the adjustment is made according to the fluency of terms in financial revenue.
When the adjustment to present value occurs on accounts payable, the calculated value reduces inventory and suppliers balances, and the reversal of the adjustment occurs according to the fluency of the terms under “Financial expenses.”
2.8.   Trade accounts receivable
Trade accounts receivable correspond to amounts receivable from customers for the sale of products in the ordinary course of the Company’s and its subsidiary’s activities, net of the present value adjustment, calculated based on rates established by management, and net of the expected credit losses, which is recognized when it is expected that the Company and its subsidiary will not be able to receive all amounts due in accordance with the terms of these accounts receivable, based on risk analysis and taking into account the historical performance of customers (expected loss). Furthermore, the Company chose to separate the financial component from the credit risk component when allocating the respective present value adjustment between finance income and operating expenses, respectively.
If the collection period is equivalent to one year or less, trade accounts receivable are classified in current assets; otherwise they are presented in non-current assets.
2.9.   Earnings (loss) per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding in the year corresponding to profit or loss. Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all dilutive potential shares, according to IAS 33 — Earnings per share.
2.10.   Trade accounts payable
Trade accounts payable are obligations payable for goods or services that have been acquired from suppliers in the ordinary course of business and are classified as current liabilities if payment is due within one year or less. Otherwise, trade accounts payable are stated as non-current liabilities.
These accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. In calculating the present value of trade accounts payable, the Company used as a reference the risk-free rates provided by official sources.
Eventually the company operates with confirming operations, where it postpones the payment of its invoices in a short term but optimizes its cash flow.
2.11.   Adoption of new and revised International Financial Reporting Standards (IFRS)
During the year of 2021, the IASB issued the revision of the rules below, already in force in the year of 2021. Some accounting pronouncements that became effective as of January 1, 2021, having adopted and without physical impact on the Company’s results and financial position were as follows:
•
IFRS 16 — Leases;

•
IFRS 4 — Insurance Contracts;

•
IFRS 3 — Business Combination;

•
IFRS 37 — Provisions, Contingent Liabilities and Contingent Assets;

•
IAS 16 — Fixed Assets; IFRS 7 — Financial Instruments: Disclosures;

•
IFRS 9 Financial Instruments — Financial Instruments.

Additionally, the IASB is preparing new pronouncements and revisions of existing pronouncements, which will become effective only on January 1, 2023, as follows:
•
IAS 1 — Presentation of Financial Statements

•
IAS 8 — Accounting Policies, Estimate Change and Error Correction

•
IFRS 17 — Insurance Contracts

3.   Significant accounting judgments, estimates and assumptions
The areas that require a higher level of judgment and have greater complexity, as well as those in which assumptions and estimates are significant for the financial statements are disclosed as follows:
a)
Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use.
The fair value less costs of disposal calculation is based on available data from binding sales transactions for similar assets or market prices less incremental costs of disposing of the asset.
Management reviews the net carrying amount of assets on an annual basis and/or whenever a specific event occurs, with the purpose of assessing events or changes in economic, operational or technological circumstances that may indicate depreciation or impairment loss. When such evidence is found and the net carrying amount exceeds the recoverable amount, a provision for impairment is recorded adjusting the net carrying amount to the recoverable amount. These losses are recognized in profit or loss for the year as identified.
b)
Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model.
The inputs considered in these models are taken from observable markets where possible.
In situations where these inputs cannot be derived from observable markets, a degree of judgment is required to establish their fair values. The associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors could affect the fair value of financial instruments. Additional information about the assumptions used in measuring fair values is included in the note of financial instruments.
c)
Provisions for tax, civil and labor contingencies

The Company recognizes a provision for civil and labor proceedings. The assessment of the likelihood of loss includes assessment of available evidence, the hierarchy of laws, available case law, the most recent court decisions and their relevance in the legal system, as well as the opinion of external legal advisors. The provisions are reassessed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax inspection conclusions, or additional exposures identified based on new matters or court decisions.
d)
Expected credit losses

Allowances for losses on financial assets are based on assumptions about default risk and expected loss rates. The Company applies judgment in establishing these assumptions and in selecting the data for the impairment calculation, based on future estimates at the end of each year, the Company’s history and existing market conditions. Details of the key assumptions and data used are disclosed in the accounts receivable note.
e)
Recoverability of deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of the deferred tax asset that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies. For further details on deferred taxes, see Note 26.
f)
Development costs

Development costs are capitalized in accordance with the accounting policy described in Note 2.4.10 on intangible assets. The initial capitalization of costs is based on management’s judgment that technological and economic feasibility will generally be confirmed when a product development project has reached a certain point following an established project management model. In determining the amounts to be capitalized, Management makes assumptions about the project’s expected future cash generation, discount rates to be applied and the expected period of benefits.
4.
Cash and cash equivalents

	2021	2020	January 1, 2020
Bank accounts	31,327	24,098	17,872
Short-term investment(a)	13,551	34,593	87,692
Bank Deposit Certificates (CDB)(b)	8,737	5,158	2,846
Investment funds(c)	2,832	142	8,657
Total	56,447	63,991	117,067

(a)
Financial investments carried out in fixed interest rates and measured at amortized cost with annual remuneration of 65% to 114% of CDI — Interbank Deposit Certificate and immediate liquidity (65% to 80% of CDI as of December 31, 2020 and January 1, 2020).

(b)
Financial investments are held in financial institutions and measured at amortized cost, plus income earned up to the balance sheet date. The Company keeps in investment portfolio automatic bank deposit certificate — CBD, with low risk, profitability indexed interest CDI and in 2021 that yielded between 5% to 100% (between 97% to 100% in 2020 and 100% on January 1, 2020).

(c)
Investment funds are held in financial institutions and measured at amortized cost, plus income earned through the reporting date. They are kept in an investment portfolio with immediate liquidity and profitability of 100% of the CDI.

5.
Financial investments

Financial investments are represented by resources invested in low-risk fixed income assets, and may be subject to change in value, according to the type of asset.
	2021	2020	January 1, 2020
Financial investments(a)	17,265	6,393	—
Total	17,265	6,393	—

(a)
Investment held in low risk fixed interest rate modality and measured at amortized cost with annual remuneration of 100% of the CDI (100% on December 31, 2020 and January 1, 2020 of the

CDI — Interbank Deposit Certificate), without immediate liquidity and due date over than 12 months. These investments are given as collateral for financial liabilities.
6.   Trade accounts receivable
a)
Breakdown

	2021	2020	January 1, 2020
Domestic customers	165,576	160,190	192,485
Foreign customers	47	47	47
Present value adjustment(*)	(9,110)	(7,259)	(6,078)
Expected credit losses	(31,360)	(37,380)	(77,304)
Total	125,153	115,598	109,150

(*)
Present value calculated based on the 1.55% on December 31, 2021, and 1.35% on December 31, 2020 rate charged by the Company to its customers.

b)
Trade accounts receivable by maturity

The credit risk of trade accounts receivable is due to the possibility of the Company not receiving amounts arising from sales transactions. To mitigate this risk, the Company adopts the practice of analyzing overdue invoices per customer by means of an aging list.
Below is the maturity schedule of the Company’s receivables on their respective dates:
Current	2021	2020	January 1, 2020
Up to 30 days	4,108	3,278	2,805
From 31 to 60 days	1,042	1,870	3,587
From 61 to 90 days	1,942	955	2,693
From 91 to 180 days	110,856	99,835	82,360
From 181 to 360 days	18,688	18,304	23,694
Total	136,636	124,242	115,139
Overdue:
Up to 30 days	67	1,103	595
From 31 to 90 days	154	200	696
From 91 to 180 days	1,846	2,846	482
From 181 to 360 days	174	2,922	17,601
Over 360 days	26,746	28,924	58,019
Total	28,987	35,995	77,393
Total gross carrying amount of receivables	165,623	160,237	192,532

c)
Changes in expected credit losses

Balance at January 1, 2020	(77,304)
(Recognition)/reversal	(5,897)
Loss from non-collectable customers	8,296
ECL reversal – José Pupin (i)	37,525
Balance at December 31, 2020	(37,380)
Recognition of the year	(3,629)
Reversal/receipt of the year	9,649
Balance at December 31, 2021	(31,360)

The company recognizes an allowance for expected credit losses (ECL) using a prospective analysis, through calculating the percentage of invoices issued that were paid after more than 180 days past due, or never paid. This constitutes the simplified method as allowed by IFRS 9.
(i)
In June 2020, the Company’s subsidiary Superbac Indústria e Comércio de Fertilizantes S.A. finalized negotiations of the customer’s credit balance amounting to R$37,525, which balance was fully allocated as expected credit loss and was written off upon formalization of the negotiation agreement (Note 23).

As settlement of the balance, the Company received, as payment, the property called Fazenda Branca, evaluated by an independent contractor at R$48,026 (Note 11), of which R$37,525 refers to the credit balance and R$10,475 to price-level restatement (Note 25).
7.   Balances and transactions with related parties
During its operations, rights and obligations are entered into between related parties, arising from commercial and financial transactions.
Business transactions between related parties, such as the rendering of services, are carried out under specific conditions agreed upon between the parties, which, due to their specific characteristics, are not comparable with similar transactions with unrelated parties.
Financial transactions with related parties arising from loan transactions between key management personnel and other related parties are carried out under specific conditions, and no interest is charged or payment terms are defined in these transactions.
Balances and transactions between the Company, its parent company and other related parties are as follows:
	2021	2020	January 1, 2020
Accounts receivable – non-current
Shareholders
Bio Genesis Participações S.A(a)	—	79,315	74,661
Luiz Augusto Chacon de Freitas Filho(b)	6,515	6,213	5,778
Total	6,515	85,528	80,439
Accounts payable – non-current noncurrent
Shareholders
Bio Genesis Participações S.A(a)	70,921	—	—
Sommerville Investments B.V.(c)	3,433	—	—
Orjen Investments Pte. Ltd.(d)	39,728	—	—
Other Related Parties
Total	114,082	—	—
Transactions that affect profit or loss:
	2021	2020
Financial and administrative expenses
Subsidiary
SB Participações and shareholders	—	384
Other related parties
Green Science Technology Serviços e Participações LTDA	3,146	3,438
GIC Patrimonial Ltda	214	209
OCHMAN, Real Amadeo Advogados ASSOC	863	304
Total	4,223	4,335

(a)
These refer to loans entered into by Bio Genesis with Superbac:

In March 2017:
Bio Gênesis took out an intercompany loan from Superbac in the amount of R$29,460 restated at the CDI rate — Interbank Deposit Certificate, for the repurchase of 2,015,395 registered common shares of minority shareholder Amilar Venture Partners II, which on that date represented 19.63% of Bio Genesis’ capital.
In April 2017, Bio Gênesis took out an intercompany loan from Superbac in the amount of R$8,000, restated at the CDI rate, to acquire 1,225,000 registered common shares of Superbac Fertilizantes.
Interest and monetary restatement are recorded under financial revenues and totaled R$1,140 over fiscal year 2020 (R$1,474 on January 1, 2020).
In 2021:
These amounts were offset by the following events:
2021
Reedemable preference shares	54,516
Interest – CDI rate	416
Earn-out provision	99,716
Interest – CDI rate	762
Accounts receivable	(84,489)
Total accounts payable	70,921

(b)
Refers to a loan contract conceded on May 5, 2018, in the amount of R$5,055, maturing in 2023, adjusted by the CDI.

(c)
Refers to Redeemable preference shares in the total amount of R$ 3,407 restated at CDI rate at the total expense amount of R$ 26.

(d)
Refers to Redeemable preference shares in the total amount of R$ 39,427 restated at CDI rate at the total expense amount of R$ 301.

Key management personnel compensation
Key management personnel consist of the Executive Board and the Management Board.
On December 31, 2021, the total compensation of the Company’s statutory officers, including all types of compensation, amounted to R$12,552 (R$9,325 in 2020), recorded under “General and administrative expenses” in profit or loss.
	2021	2020
Short-term benefits
Salary or pro-labore	7,396	7,366
Bonus	5,156	1,959
Total	12,552	9,325
Share-based payment is detailed in note 21.1 — Equity — Stock Options

8.   Investments
The composition of investments in subsidiaries and joint ventures presented in the financial statements is as follows:
	Participation
Associate	2021	2020	January 1, 2020	2021	2020	January 1, 2020
SARUP HE Participações Ltda.	—	—	50%	—	—	4,190
Theriot Capital Group Inc.	55%	55%	55%	2,248	2,248	2,248
(-) Impairment Provision				(2,248)	(2,248)	(2,248)
Total				—	—	4,190
The company had carried out an impairment analysis of Theriot investment. As a result of such assessment, impairment loss was recorded as the Company doesn’t expect to receive dividends from this associate.
The relevant information of the subsidiary Superbac Indústria e Comércio de Fertilizantes S.A. is as follows:
Summarised balance sheet	2021	2020	2019
Current Assets
Cash and cash equivalents	45,202	47,089	70,456
Other current assets	330,719	176,484	167,055
Total Current Assets	375,921	223,573	237,511
Non-current Assets
Property,plan and equipment	170,545	154,972	145,493
Other non- current assets	160,106	137,788	55,784
Total Non-current Assets	330,651	292,760	201,277
Total Assets	706,572	516,333	438,788
Current Liabilities
Financial liabilities	235,689	128,995	165,811
Other current liabilities	274,902	102,928	57,183
Total Current Liabilities	510,591	231,923	222,994
Non-current liabilities
Financial liabilities	33,623	92,469	95,847
Other non- current liabilities	73,088	102,230	64,869
Total Non-current liabilities	106,711	194,699	160,716
Equity	89,270	89,711	55,078
Total Liabilities and Equity	706,572	516,333	438,788

Summarised statements of comprenhensive income	2021	2020	2019
Revenue	700,634	330,382	280,042
Finance income	41,164	34,336	6,863
Finance expense	(61,557)	(31,236)	(34,664)
Depreciation and amortization	(15,900)	(12,211)	(3,775)
Income tax (expense) income	5,084	(12,987)	9,813
Profit (loss) for the year	546	34,633	(16,771)
Other Comprehensive income (loss)	(988)	—	—
Total comprehensive income (loss) for the year	(442)	34,633	(16,771)
9.   Inventories
	2021	2020	January 1, 2020
Raw material	121,007	33,415	18,537
Work-in-process	16,329	2,865	1,025
Packaging material	2,314	1,302	1,511
Finished product	9,166	5,252	3,809
Consumables	9,231	5,502	2,535
Advance to suppliers	26,806	1,550	2,557
Total	184,853	49,886	29,974
Inventory balances are stated at cost or net realizable value, whichever is lower.
Management estimates that the realization of the inventories will take place in less than one year, therefore the balance is recorded in current assets.
Inventories recognized as an expense during the year ended December 31, 2021 amounted to R$ 561,708 (R$ 263,376 on December 31, 2020). Those expenses were included in cost of sales. No provision is made for losses due to obsolescence and/or damage, as it understands that the products do not lose their shelf life and that inventory turnover is high.
10.   Recoverable taxes
	2021	2020	January 1, 2020
PIS and Cofins(a)	35,938	23,209	21,555
Prepaid IRPJ and CSLL(b)	7,595	7,595	7,595
Withholding Income Tax (IRRF) on short-term investments	4,807	4,460	4,093
State VAT (ICMS)	1,221	218	805
Other recoverable taxes	123	240	194
Total	49,684	35,722	34,242
Current	5,982	4,460	4,517
Non-current	43,702	31,262	29,725

(a)
PIS and Cofins credits are generated in the purchase of inputs and machinery as well as in the rendering of transportation services, which may be offset against federal taxes and contributions.

(b)
The balance of prepaid IRPJ and CSLL refers to amounts prepaid on estimated taxable profit in prior years.

11.   Investment properties
	2021	2020	January 1, 2020
Other	—	40	40
Properties held for sale	81,963	77,527	1,023
Total	81,963	77,567	1,063
Changes in properties held for sale are as follows:
	2021	2020	January 1, 2020
Initial Balance	77,567	1,063	1,976
Fair value	5,213	28,543	—
Additions	—	48,026	—
Write-off	(817)	(65)	(913)
Balance at December 31	81,963	77,567	1,063
The Company holds the assets described above as investment properties mainly for the purpose of capital appreciation. The fair value, less costs to sell the business, is greater than the carrying values of the related assets. There are no liabilities associated with the assets held for sale. Accordingly, no impairment loss was recognized for the year ended December 31, 2021, or 2020.
In June 2020, direct subsidiary Superbac Indústria e Comércio de Fertilizantes S.A. received, as payment of receivables from customer José Pupin, the ownership of the property called Fazenda Branca, valued at R$48,026. On December 31, 2020 the fair value was updated in R$ 28,543 (total R$ 76,569). It is noteworthy that this property is given as collateral for a loan obtained with Tricury bank. On December 31, 2021 the fair value was updated in R$ 5,213 (total R$ 81,782).
The property is located in the municipality of Tangará da Serra, Federal State of Mato Grosso, and is available to the Subsidiary for future negotiations for selling. For more details, see note 6 — Accounts Receivable (item c, (i)).
12.   Property, plant and equipment
		2021
	Rates	Cost	Accumulated depreciation	Net	Acquisition	Write-offs	Transfers	Depreciation	Net
Land	—	4,801	—	4,801	—	—	—	—	4,801
Buildings	4%	63,256	(3,242)	60,014	1,582	—	14,457	(2,804)	73,249
Leasehold improvements	4%	4,097	(743)	3,354	102	(28)	—	(400)	3,028
Machinery and equipment	12%	57,649	(11,516)	46,133	5,215	(3,156)	7,061	(6,450)	48,803
Vehicles	20%	4,141	(2,613)	1,528	1,738	(988)	—	(669)	1,609
Furniture	12%	2,978	(645)	2,333	138	(506)	208	(256)	1,917
Facilities	10%	3,172	(499)	2,673	766	(958)	790	(272)	2,999
IT equipment	20%	2,964	(1,817)	1,147	479	(148)	—	(440)	1,038
Construction in progress(i)	—	48,824	—	48,824	23,473	(22)	(22,516)	—	49,759
Other	—	2,018	(2,008)	10	88	(15)	—	(20)	63
Total		193,900	(23,083)	170,817	33,581	(5,821)	—	(11,311)	187,266

		2020
	Rates	Cost	Accumulated depreciation	Net	Acquisition	Write-offs	Transfers	Depreciation	Net
Land	—	4,801	—	4,801	—	—	—	—	4,801
Buildings	4%	62,089	(775)	61,314	1,015	—	152	(2,467)	60,014
Leasehold improvements	4%	3,671	(387)	3,284	247	—	179	(356)	3,354
Machinery and equipment	12%	45,554	(6,057)	39,497	471	(2,486)	14,110	(5,459)	46,133
Vehicles	20%	4,259	(2,077)	2,182	34	—	(152)	(536)	1,528
Furniture	12%	2,681	(373)	2,308	84	(9)	222	(272)	2,333
Facilities	10%	2,463	(315)	2,148	244	(50)	515	(184)	2,673
IT equipment	20%	2,728	(1,197)	1,531	119	—	117	(620)	1,147
Advances to suppliers	—	362	—	362	—	—	(362)	—	—
Machinery and equipment leased	—	4,196	—	4,196	—	—	(4,196)	—	—
Construction in progress(i)	—	36,589	—	36,589	19,004	(2,871)	(3,898)	—	48,824
Other	—	8,700	(1,949)	6,751	5	—	(6,687)	(59)	10
Total		178,093	(13,130)	164,963	21,223	(5,416)	—	(9,953)	170,817

(i)
Construction in progress refers to the Superbac Innovation Center biofactory, a biotechnology Research and Development complex of the Company expected to be activated during 2022.

Management annually assesses the recoverable value of assets with the objective of assessing events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. If such evidences are identified and the net book value exceeds the recoverable amount, a provision for impairment is recognized, adjusting the net book value to the recoverable amount. The Company and its subsidiaries perform preventive maintenance annually, and its assets and cash generating units are maintained at value in use, since this is the highest in relation to the sale value.
For the years ended December 31, 2021, 2020 and as of January 1, 2020, management has not identified indicators that property, plant and equipment could show signs of impairment.
The estimated useful lives of property, plant and equipment for the current and comparative year are as follows:
Useful life
Buildings	25
Improvements in third party real estate	25
Machines and equipment	8
Vehicles	5
Furniture and utensils	8
Installations	10
Tools	7
IT equipment	5
Communication equipment	10

Collateral
As of December 31, 2021, the Company and its subsidiaries have property, plant and equipment items pledged as collateral for financial transactions. Such items include the facilities of units “Fábrica 1”, “Fábrica 2” and CPBAC (Bac research center), as well as “Fazenda Experimental” (Experimental Farm), all belonging to Superbac Fertilizantes.
	2021	2020	January 1, 2020
Vehicles	1,592	814	1,558
Machines and equipment	4,784	5,504	6,210
Mortgage (Fábrica 1, Fazenda experimental. and CPBAC)	8,583	9,277	9,973
Total	14,959	15,595	17,741
13.   Intangible assets
		2021
	Rates	Cost	Accumulated amortization	Net	Addition	Write-offs	Amortization	Net
Non-compete agreement(a)	25%	3,000	(2,584)	416	—	—	(416)	—
Product development	—	5,108	—	5,108	1,686	(243)	(661)	5,890
Software	20%	3,554	(1,660)	1,894	78	—	(554)	1,418
Total		11,662	(4,244)	7,418	1,764	(243)	(1,631)	7,308
		2020
	Rates	Cost	Accumulated amortization	Net	Addition	Transfers	Write-offs	Amortization	Net
Non-compete agreement(a)	25%	3,000	(1,588)	1,412	—	—	—	(996)	416
Product development	—	5,337	—	5,337	1,565	(366)	(1,428)	—	5,108
Software	20%	3,141	(1,139)	2,002	48	366	(1)	(521)	1,894
Total		11,478	(2,727)	8,751	1,613	—	(1,429)	(1,517)	7,418

(a)
With the sale of the shares of Minorgan’s minority shareholder, Beatriz Ribeiro, a four-year non-compete agreement was signed for the additional remuneration to the share purchase and sale agreement in the amount to R$3,000 (R$2,007 net of amortization), which was amortized over four years.

14.   Right of use
The Company has lease transactions of assets such as properties and machinery.
The average term of property lease contracts is 3 years; however, they may include extension options. The contracts are updated at a rate of 1.35%.
The lease terms are negotiated individually and contain a wide range of terms and conditions, without covenants, and the leased assets cannot be used as collateral for loans.
Depreciation of the right-of-use asset is allocated on a systematic and straight-line basis, based on the contract period. The useful life will be periodically reassessed in order to capture changes in the intention to continue the lease, either due to strategic reasons or to the intention of the lessor.
Considering that both the lessor and the lessee have the right to terminate the contract at any time, subject to the reimbursements provided for therein, the Company understands that these contracts should be treated as lease, recording the expense in profit or loss for the year over the lease term.

Changes in right of use are as follows:
Right of use
Initial amount	3,940
Depreciation	(1,331)
Balance at January 1, 2020	2,609
Depreciation	(741)
Write-offs	(875)
Balance at December 31, 2020	993
Additions	7,991
Write-offs	(2,958)
Balance at December 31, 2021	6,026
The estimated useful life of the assets is 3 years
15.   Trade accounts payable
Accounts payable to suppliers are obligations payable for goods or services that were purchased in the normal course of business. The average payment time corresponds to 55 days (54 by December 31, 2021 and 77 by January 1,2020).
	2021	2020	January 1, 2020
Forfaiting	20,834	—	—
Local suppliers	60,098	29,206	33,375
Foreign suppliers	56,395	22,027	10,348
Total	137,327	51,233	43,723
Information about the Company’s liquidity risk management process is included in the explanatory note relating to financial instruments.
16.   Borrowings and financing
Below is presented information about the contractual terms of interest-bearing borrowings and financing, which are measured at amortized cost.
	Interest rate	2021	2020	January 1, 2020
Debentures(a)	16.79%	64,827	71,675	78,751
Working capital(b)	6.29% up to 28.97%	148,127	128,533	141,164
Finame(c)	5.50% up to 21.25%	280	869	1,781
Lease	16.46%	4,162	5,096	4,535
BNDES(d)	7.00% up to 12.72%	8,781	11,504	14,223
Foreign loans(e)	6.06% up to 24.19%	40,401	12,043	24,714
Factoring	16.07% up to 33.49%	16,951	7,755	—
Transactions costs		(5,307)	(3,814)	(3,087)
Total		278,222	233,661	262,081
Current		243,183	132,905	166,086
Non-current		35,039	100,756	95,995

The payment schedule of the long-term installments due is shown below, as of December 31, 2021:
	2023	2024	2025	Total
Working capital(b)	25,412	1,019	158	26,589
Lease	988	1,194	337	2,519
BNDES(d)	2,840	2,840	251	5,931
Total	29,240	5,053	746	35,039

(a)
Debentures

On February 6, 2018, Superbac Fertilizantes carried out the 1st (first) private issue of simple debentures, not convertible into shares, unsecured, with additional collateral and security, in a single series, maturing on May 20, 2020 in the total amount of R$50,000, and remuneration of CDI + 5%. The funds obtained by the issuer through the payment of the Debentures were used to promote the supply of fertilizers and/or pesticides to agribusiness producers. The issuance paid off in February 2019.
On October 15, 2018, Superbac Fertilizantes conducted the 2nd (second) issue of single-series, non-privileged, unsecured nonconvertible debentures, with additional security interest and personal guarantee, for public distribution, with restricted distribution efforts, under firm placement guarantee, maturing on June 15, 2023, in the total amount of R$100,000 and yield at CDI + 3.8%. The funds obtained by the issuer through payment of Debentures will be used for the early settlement of working capital financial instruments as well as for the ordinary management of the issuer’s business.
In March 17, 2022 the Company obtained the waiver for non-compliance with the contractual obligations contained in the financial restriction clauses (covenants) and has the following due dates:
	2022	2023	2024	2025	Total
Debentures	11,202	14,300	17,875	21,450	64,827

(b)
Working capital

Loans taken out from financial institutions, under various working capital categories, have variable finance charges, which depends on the Company’s risk at the time they are taken out, in line with the Brazilian economic scenario. These loans are intended to meet the Company’s operating cash flow needs due to the seasonality of the agribusiness market.
The Company has DCC (Direct Consumer Credit for Vehicles) and BCN (Bank Credit Note), being standard and regular conditions of BCN are indexed to the CDI/Selic, payment of debt, and monthly/quarterly or semiannual interest, depending on the contract.
The Company also has ARCs (Agricultural Receivables Certificates), fixed income securities backed by credit operations in the agribusiness sector with remuneration between 6.80% pa and 11.17% pa.
(c)
FINAME

Loans obtained through the Financing Fund for the Acquisition of Industrial Machinery and Equipment (FINAME) have financial charges equivalent to fixed rates and the Long-Term Interest Rate (TJLP) plus a fixed spread.
The average amortization term of the contracts in this modality is 12 months, with interest paid monthly and other conditions as defined in the contracts.
(d)
Inova Agro Project — BNDES

Loans obtained from BNDES are intended to (i) finance the project for “Construction of a biotechnology research center for agribusiness and a model farm for tests of agronomic effectiveness” of the products developed by the Company at its plant in Mandaguari, Federal State of Paraná; and (ii) acquisition of machinery and equipment.

(e)
Borrowings and financing in foreign currency

The loan obtained from financial institutions under the credit line for import financing (FINIMP) is intended to finance the goods acquired from international suppliers and optimize the Company’s operating cash flow and the are in US dollars.
The average repayment period for contracts of this type is 6 months, with repayment conditions and interest defined in contracts.
Changes in borrowings and financing are as follows:
	2021	2020
Balance at January 1	233,661	262,081
Borrowings received	133,855	158,952
Interest incurred	27,020	19,103
Repayment	(92,094)	(185,209)
Payment of interest	(21,800)	(17,452)
Funding cost	(2,420)	(3,814)
Balance at December 31	278,222	233,661
Guarantees
The guarantees provided for loans and borrowings consist on financed assets, mortgages, promissory notes, short-term investments, and assignment of receivables.
Covenants
Financing agreements classified as debentures (item (a)) were subject to financial covenants.
The Company’s subsidiary obtained a waiver for non-compliance with the contractual obligations contained in financial covenants relating to the second issue, which was granted through the minutes registered on December 3, 2020.
Until December 31, 2021, the Company had not obtained the aforementioned waiver, therefore the debenture amounts were reclassified to the short term.
17.   Tax payable
	2021	2020	January 1, 2020
State VAT (ICMS)	2,354	408	413
Withholding income tax (IRRF)	46	11	40
Tax on financial transactions (IOF)	2,262	2,131	1,796
Tax payment plans	892	1,298	—
Other tax payable	278	262	2,001
Total	5,832	4,110	4,250
18.   Advances from customers
The Company has contracts with customers that provide for prepayments. The aim is to ensure the supply of the product, on a priority basis, according to customer demand.
The balance as of December 31, 2021 is R$118,099 (R$58,362 as of December 31, 2020 and R$7,507 as of January 1, 2020) and refers to prepayments for the harvest period, from June to December, ending the cycle with the issue of all invoices upon delivery of products.

19.   Lease liabilities
Lease liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate of approximately 5% per year, varying according to the term of each contract, and are broken down as follows.
By December 31, 2021, changes in lease liabilities are as follows:
Properties
Balance at January 1, 2020	2,663
Accrued interest	62
Payments	(1,555)
Balance at December 31, 2020	1,170
Additions	7,814
Accrued interest	258
Payments	(3,216)
Balance at December 31, 2021	6,026
The aging list of leases below shows the payments that will be due after the reporting date, in accordance with IAS 17:
	2021	2020	January 1, 2020
Within 1 year	3,644	1,271	1,361
From 1 to 5 years	2,950	783	1,421
Total	6,594	2,054	2,782
Present value of minimum payments	6,026	1,170	2,663
Current	3,236	1,170	1,303
Non-current	2,790	—	1,360
20.   Provision for tax, civil and labor risks
	2021	2020	January 1, 2020
Civil	1,106	1,106	—
Labor	681	1,556	2,724
Total	1,787	2,662	2,724
	Civil	Labor	Total
Balance as of January 1, 2020	—	2,724	2,724
Additions	1,106	1,168	2,274
Reversals	—	(2,336)	(2,336)
Balance as of December 31, 2020	1,106	1,556	2,662
Additions	—	1,690	1,690
Reversals	—	(2,565)	(2,565)
Balance as of December 31, 2021	1,106	681	1,787
The Company is a party in 11 lawsuits (7 lawsuits as of December 31, 2020 and 9 lawsuits on January 1, 2020) whose likelihood of loss is assessed as possible, amounting to R$ 10,244 (R$7,088 as of December 31, 2020). The main proceedings are the following:
(i)
Environmental violation notices referring to unauthorized activities or those considered polluting activities by the environmental authority. Possible likelihood of loss estimated, R$3,511 as of December 31, 2021 (R$3,554 at December 31, 2020).

(ii)
Other lawsuits related to commercial disputes in the sale of fertilizers totaling R$6,733 as of December 31, 2021 (R$3,534 as of December 31, 2020), classified as a possible risk of loss.

There is no expected resolution date for these lawsuits
21.   Equity
a)
Share capital

The share capital at December 31, 2021 is R$352,118, represented by 86,413,223 shares, all nominative and without par-value, of which 43,206,612 common shares and 43,206,611 preferred shares.
On December 31, 2020 and January 1, 2020, share capital amounts to R$352,117 and is represented by 44,579,715 registered no-par-value common shares, of which 40,805,221 are common shares, and 3,774,494 are preferred shares.
On December 22, 2021, the company issued 32,076,006 new Class C shares, preferred, nominative, with no nominal value and no voting rights, with priority in the reimbursement of capital, without premium, convertible into common shares issued by the Company, in the event of the Conversion Event which were subscribed by Sommerville Investments B.V.
The company also issued 9,756,502 new Class C shares, preferred, nominative, with no nominal value and no voting rights, but with priority in the reimbursement of capital, without premium, convertible into common shares issued by the Company, in the event of the Conversion Event which were subscribed by Orjen Investments PTE Ltd. 1,000 class D preferred shares were issued, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event. At the issue price of R$ 8,699.55 per share of which R$ 1.00 per share was allocated to the formation of the Company’s share capital and R$ 8,698.55 per share was allocated to the Capital Reserve account due to goodwill in the subscription of the shares.
The shares are held as follows:
	2021		2020
Shareholders	Shares	%	Shares	%
Bio-Gênesis Participações S.A	33,974,972	39.32	19,284,334	43.25
Sommerville Investments B.V	45,798,513	53	14,881,554	33.38
Orjen Investments PTE Ltd.	405	0	3,774,494	8.47
Bio-Tec Participações S.A	1,062,851	1.23	2,196,319	4.93
Bio Serviços Holding Ltda.	1,117,905	1.29	—	—
Sb Participações S.A	971,146	1.12	971,146	2.18
Fourbac Participações S.A	930,900	1.08	930,900	2.09
Daniel Citron	503,140	0.58	503,140	1.13
Treasury shares	486,849	0.56	486,849	1.09
André Jafferian	489,172	0.57	473,609	1.06
Fabrício Gonçalves Drumond	331,947	0.38	331,947	0.74
Ajneto Participações Ltda	320,154	0.37	320,154	0.72
Luiz Augusto Chacon de Freitas Filho	319,801	0.37	319,801	0.72
Morungaba Participações Ltda.	105,468	0.12	105,468	0.24
Total	86,413,223		44,579,715

b)
Legal reserve

Pursuant to the Brazilian Corporation Law, the Company allocates 5% of its annual net profit to the legal reserve, until it reaches 20% of the share capital amount. This reserve can be used to increase capital or absorb losses, however it cannot be used to distribute dividends.

c)
Income reserve

The remaining percentage of net income will be allocated to “income reserve”, which is intended to the Company’s working capital and for the development of its activities.
d)
Premium reserve on share issue

Refers to the recognition of a capital reserve arising from additional amounts above the equity value of the share, received as a capital contribution reduced by premium on the acquisition of shares of the subsidiary Superbac Fertilizantes.
e)
Bonus reserve

It refers to the constitution of capital reserve arising from the issuance of a subscription bonus that will entitle the subscriber of the shares, in the event of the Liquidity Event.
f)
Dividends

According to the Company’s Articles of Incorporation, shareholders are entitled to the allocation of annual minimum dividends of 25% on net income, calculated under the terms of the Brazilian Corporation Law.
g)
Treasury shares

During the year ended December 31, 2017, the Company repurchased shares of certain shareholders in the amount of R$10,114.
In 2018 the Company carried out repurchase of shares in the amount of R$4,758, thus totaling R$5,356 in shares that it will hold in treasury.
h)
Other comprehensive income

Effect of the effective portion of the foreign currency hedge, since the Company adopts hedge accounting, therefore the variations in the fair value of derivative financial instruments held to hedge against foreign currency risks are recognized in equity net of taxes.
21.1.   Stock Options
Stock option plan
The Company offers a stock option compensation plan for its top management, this compensation plan was introduced after its approval by shareholders in the general meetings occurred on June 11, 2021 and November 8, 2021.
The Stock Option Plan aims to stimulate and promote retention of the company’s executives and senior management team, as well as assuring the alignment with the objectives of the Company, shareholders, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results. Both of the Company’s stock option plans are settled in equity and cannot be settled in cash.

In 2021, two types of stock options were granted to the company’s top management:
Date of grant	Stock class	Conditions for acquiring the rights	Acceleration condition	Exercise period	Exercise price per share	Call option fair value	Total stock granted
June 11, 2021	Class “A” preference shares	From 1 to 5 years of service, until April 14, 2026. Vesting once every year (20)%	Reorganization where Superbac is not the remaining company; Liquidity event or IPO	Up to 12 months after vesting	30% of the share’s book value	45,009	4% of the capital of the company
November 8, 2021	Class “B” Prefference shares	At the end of 3 years of service	Liquidity event, non including IPO	Up to 1 month after vesting	R$0,00012935	1,202	32.047
Total						46,211
The Company has measured the fair value of services received as consideration for equity instruments of the entity indirectly, by reference to the fair value of the equity instruments granted.
The fair value of each option granted was estimated at the grant date, as per below:
•
Class “A” stock option’s fair value was estimated by using the Monte Carlo Pricing Model taking into account the following inputs: (a) expectation of dividends of 0%, since there is no expectation of dividend payment during the vesting period of the options (b) expectation of volatility of approximately 44.9%, and (c) a weighted average risk-free interest rate of 7,4% p.a.

•
Class “B” stock option’s fair value was estimated by using the options pricing model “Black, Scholes and Merton” taking into account the following assumptions: (a) expectation of dividends of 0%, since there is no expectation of dividend payment during the vesting period of the options (b) expectation of volatility of nearly 44.75%, and (c) a weighted average risk-free interest rate of 12,2% p.a.

The share-based transaction’s expenses are deemed to be related to services to be incurred during the vesting period and therefore are accounted for throughout this timeframe under personnel expenses, with an offsetting entry in equity. After vesting, the equity is not derecognized.
The outstanding shares and the respective expense is recognized under profit or loss as General and administrative expenses (note 23) and for the year ended December 31, 2021, respectively, were as follows:
	Class “A” Shares	Class “B” Shares
Quantity as of December 31 2020	—	—
Granted	1.811.950	32.047
Exercised	—	—
Canceled	—	—
Quantity as of December 31 2021	1.811.950	32.047
	Expenses		Expenses
For the year ended December 31, 2020		—		—
For the year ended December 31, 2021	R$	21,991	R$	58

i)
Reedemable preference shares

Were issued 1,000 redeemable preference shares, with no nominal value, without voting rights, with priority in the reimbursement of capital, without premium, mandatorily redeemable in the event of the Liquidity Event at the issue price of R$ 97,350.45 per share.

The total amount of R$ 97,350 was recognized as a Related-party liability and allocated to the Capital Reserve account, restated at the CDI rate — Interbank Deposit Certificate and the total expense amount of R$ 743 was recognized in Financial Costs.
21.2   Earnings (loss) per share
The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the year.
Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares assuming the conversion of all potential shares, in accordance with IAS 33 — Earnings per Share.
Basic earnings per share	2021		2020
Profit (Loss) for the year attributable to owners of the parent	R$	(35,435)	R$	33,511
Weighted average number of ordinary shares		41.009.175		40.805.221
Weighted average number of treasury shares		(486.849)		(486.849)
Weighted average number of ordinary shares		40.522.326		40.318.372
Basic gain (loss) attributable to ordinary equity holders of the parent	R$	(0,87)	R$	0,83
Diluted earnings per share
Profit (Loss) for the year attributable to owners of the parent	R$	(35,435)	R$	33,511
Weighted average number of ordinary shares (except treasury shares)		40.522.326		40.318.372
Weighted average number of convertible preferred shares		3.552.983		—
Weighted average number of diluted shares		44.075.309		40.318.372
Diluted gain (loss) attributable to ordinary equity holders of the parent	R$	(0,80)	R$	0,83
22.   Operating revenue
	2021	2020
Gross sales
Sales of goods	785,046	376,707
Services rendered	1,164	1,372
Present value adjustment	(31,594)	(20,696)
Gross sales adjusted	754,616	357,383
Sales deductions:
Sales taxes	(30,161)	(13,218)
Returns	(18,470)	(8,438)
Total net operating revenue	705,985	335,727
23.   Operating costs and expenses
	2021	2020
Supplies	(475,444)	(201,908)
Personnel expenses and costs	(69,997)	(54,886)
Share based payment	(22,049)	—

	2021	2020
External services expenses and costs	(28,451)	(36,440)
Freight expenses and costs	(39,725)	(24,446)
Commissions expenses	(35,449)	(15,404)
Maintenance expenses and costs	(14,008)	(13,079)
Depreciation and amortization	(12,942)	(11,470)
Consumables expenses and costs	(19,710)	(4,769)
Electric power expenses and costs	(6,888)	(3,660)
Travel expenses and costs	(1,309)	(3,442)
Non-collectable customers	(5,810)	(8,296)
Amortization of right-of-use	(2,958)	(741)
Expenses and costs with vehicles	(359)	(511)
Expected credit losses	6,020	39,924
Provision for tax, civil and labor risks	(638)	62
Reversal of earn-out(i)	4,500	15,047
Other expenses	(5,667)	2,134
Total	(730,884)	(321.885)
Classified as:
Cost of sales	(561,708)	(263,376)
Selling expenses	(100,010)	(30,348)
General and administrative expenses	(69,166)	(28,161)
Total	(730,884)	(321,885)

(i)
The Company partially reversed the provision for earn-out due to non-compliance with the performance clauses set forth in the contract, which decreased the Company’s obligation to the seller of Minorgan.

24.   Other operating income (expenses)
	2021	2020
Gain on sale of investment(i)	—	7,905
Investment property fair value	5,213	28,543
Other expenses	1,899	1,198
Total	7,112	37,646

(i)
Sale of the SARUP investment, where the Company received the amount of R$12,095 for the sale of the investment, generating a gain on sale recognized in the income statement in the amount of R$7,905, considering the write-off of the investment of R$4,190 by strategic decision of the Management.

25.   Financial result, net
	2021	2020
Financial income
Short-term investment income	2,226	1,369
Present value adjustment (finance income)	29,744	19,515
Interest received	11,834	5,712
Interest incurred on real estate trading	—	10,475
Derivatives gain	5,862	2,616

	2021	2020
Other financial income	652	785
Total	50,318	40,472
Financial expenses
Interest on loans and financing	(27,020)	(19,103)
Interest expenses	(11,090)	(1,936)
Interest expenses on lease liabilities	(258)	(62)
Compensation to guarantors	(329)	(329)
Bank charges	(3,732)	(3,443)
Tax on financial transactions (IOF)	(1,777)	(1,650)
Discounts granted	(9,751)	(3,184)
Derivatives losses	(10,685)	(2,467)
Other financial expenses	(647)	(290)
Total	(65,289)	(32,464)
Foreign exchange rate differences
Gain	3,797	3,336
Loss	(12,032)	(12,198)
Foreign exchange differences, net	(8,235)	(8,862)
Total financial loss	(23,206)	(854)

26.   Income tax and social contribution
a)
Deferred

The non-deductible or temporarily taxable differences in determining taxable profit are as follows:
	2021	2020	January 1, 2020
Income tax and social contribution losses	22,467	16,833	5,400
Arising from temporary differences:
Expected credit losses	10,396	12,448	26,108
Present value adjustment	3,097	2,468	2,066
Provision for tax, civil and labor risks	477	655	536
Other provisions	4,676	573	708
Investment property fair value	(11,477)	(9,705)	—
Deferred income and social contribution taxes, net	29,636	23,272	34,818
Changes in deferred income taxes balances
	2020	Addition	Write-off	2021	Impact on P&L
Deferred income tax assets	23,272	13,898	(7,534)	29,636	6,364
	January 1, 2020	Addition	Write-off	2020	Impact on P&L
Deferred income tax assets	34,818	2,668	(14,214)	23,272	(11,546)

b)
Estimated period of realization

The projection of the realization of deferred taxes assets was prepared on the basis of the management’s best estimates that are based on significant assumptions such as the average net sales price of Superbac fertilizers. However, there are other assumptions that are not under the Company’s control, such as inflation indexes, foreign exchange rates, raw material prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection, as presented below:
2022	5,965
2023	8,563
2024	7,939
Total	22,467

c)
Reconciliation of the effective income tax and social contribution rate

The income tax and social contribution were calculated based on the taxable income as of December 31, 2021 and 2020.
Reconciliation of the effective income tax and social contribution rate is as follows:
	2021	2020
Profit before income tax and social contribution	(40,993)	50,634
Tax rate	34%	34%
Income tax and social contribution expenses	13,938	(17,216)
Deferred tax not recognized	(14,081)	(2,881)
Others	4,399	7,110
Income tax and social contribution expenses	4,256	(12,987)
Current	(2,108)	(1,441)
Deferred	6,364	(11,546)
Total	4,256	(12,987)
Effective rate	10.38%	25.65%
Unrecognized deferred tax assets correspond to the portion of tax benefit related to future utilization of net operating losses and temporary differences which the Company did not recognize due to the lack of expectation of utilization in the foreseeable future. As of December 31, 2021, the amount of deferred tax assets not recognized is R$ 28,707 (R$ 14,626 as of December 31, 2020).
27.   Financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities. The carrying amount is a reasonable approximation of fair value.
The methodologies used by the Company to disclose fair value were as follows:
Financial instrument	Classification by category	2021	2020	January 1, 2020
Financial asset
Cash equivalents	Amortized cost	56,447	63,991	117,067
Long-term investments	Amortized cost	17,265	6,393	—
Trade accounts receivable	Amortized cost	125,153	115,598	109,150
Related-party receivables	Amortized cost	6,515	85,528	80,439
Total		205,380	271,510	306,656
Financial Liabilities
Trade accounts payable	Amortized cost	137,327	51,233	43,723
Related-party payables	Amortized cost	114,082	—	—
Loans and borrowings	Amortized cost	278,222	233,661	262,081

Financial instrument	Classification by category	2021	2020	January 1, 2020
Financial instruments	Fair value through OCI	2,499	1,197	114
Other accounts payable	Amortized cost	16,857	5,568	17,744
Total		548,987	291,659	323,662

The financial instruments used by the Company are substantially represented by cash and cash equivalents, current and non-current short-term investments, trade accounts receivable and trade accounts payable, loans and borrowings.
The Company enters into financial transactions solely for the purpose of hedging against the exposure of financial variables, and these instruments are managed based on internal policies and controls.
The Company and its subsidiaries conduct derivative financial instrument transactions with limits of exposure to credit risks approved and reviewed by management periodically. The carrying amounts of financial instruments receivable and payable, when compared to the amounts that could be obtained from their trading in an active market, or in the absence of such market, using the net present value adjusted for the current market interest rate, substantially approximate the corresponding market values.
There was no reclassification of financial instruments category in the year ended December 31, 2021.
Financial risk management
The Company is exposed to credit, liquidity and market risks arising from financial instruments. The Company’s risk management policies are established to identify and analyze the risks to which the Company is exposed, to define appropriate limits and controls, and to monitor risks and adherence to the defined limits. Risk management policies and controls are reviewed regularly to reflect changes in market conditions and the Company’s activities.
Credit risk
The Company manages the credit risk of trade accounts receivable through continuous monitoring of sales financing maturities and terms, supported by the credit policy and internal controls.
Credit risk is the risk that the Company incurs losses arising from a customer or a counterparty in a financial instrument, arising from their failure to meet their contractual obligations.
No credit limit was exceeded during the year, and management does not expect any losses arising from default by these counterparties in excess of the amount already recognized.
The carrying amount of the financial assets represents the maximum credit exposure. The expected credit losses on financial assets recognized in the statement of income are disclosed in Note 23.
Accounts receivable and other receivables
The credit risk of accounts receivable is due to the possibility of the Company not receiving amounts arising from sales transactions and is influenced mainly by the individual characteristics of each customer.
Customers are classified in the credit analysis area by assessing the customer’s credit quality, taking into consideration its financial position, past experience and other factors. Individual risk limits are determined based on internal or external ratings according to the limits determined by the Board of Directors. The use of credit limits is monitored regularly. The Company limits its exposure to credit risk by obtaining guarantees from customers, being mortgages, pledges, among others.
The Company recognizes an allowance for expected credit losses (ECL) when it is expected that the Company will not be able to receive all amounts due in accordance with the terms of these accounts receivable, based on risk analysis and taking into account the historical performance of customers .

The Company considers a financial asset to be in default when contractual payments are overdue more than 180 days. Based on historical data, the percentage of invoices issued that were paid overdue, or never paid, is calculated. Using a prospective analysis, an allowance is recognized according with the simplified method as allowed by IFRS 9.
As for the credit risk associated to financial investments and cash equivalents, the Company only carries out operations in institutions with low risk assessed by independent rating agencies and with remuneration in low-risk fixed income securities.
Loan agreements
Loan agreements are entered into between the shareholders and the Company and formalized by means of a contractual instrument. The Company understands that the credit risk is low because they are transactions with controlling shareholders that have proven financial capacity to settle the outstanding balance. More details at note 7, balances and transactions with related Parties.
Exposure to credit risk
The book value of the financial assets represents the maximum credit exposure.
The maximum exposure to credit risk on the date of the financial statements was as follows:
	2021	2020	January 1, 2020
Cash and cash equivalents	56,447	63,991	117,067
Long-term investments	17,265	6,393	—
Trade accounts receivable	125,153	115,598	109,150
Loan contracts	6,515	85,528	80,439
Other credits	4,222	5,103	5,057
Total	209,602	276,613	311,713
Current	185,563	183,990	231,274
Noncurrent	24,039	92,623	80,439
Total	209,602	276,613	311,713
Liquidity risk
Liquidity risk is the possible risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities.
The risk management policy implies maintaining a safe level of cash and cash equivalents or access to readily obtainable funds through control internal tools such as Policies, Committees, level of indebtedness, definition of expenses and new fundraising.
Exposure to liquidity risk
The book value of the financial liabilities with liquidity risk is shown below:
On December 31, 2021	Carrying amount	Within 12 months	From 12 to 24 months	From 24 to 36 months	Over 36 months
Suppliers	137,327	137,327	—	—	—
Derivative financial instruments	2,499	2,499	—	—	—
Borrowings and financing	278,222	243,183	29,242	5,052	745
Total	418,048	383,009	29,242	5,052	745

On December 31, 2020	Carrying amount	Within 12 months	From 12 to 24 months	From 24 to 36 months	Over 36 months
Suppliers	51,233	51,233	—	—	—
Derivative financial instruments	1,197	1,197	—	—	—
Borrowings and financing	233,661	132,905	64,729	32,171	3,856
Total	286,091	185,335	64,729	32,171	3,856
On January 1, 2020	Carrying amount	Within 12 months	From 12 to 24 months	From 24 to 36 months	Over 36 months
Suppliers	43,723	43,723	—	—	—
Derivative financial instruments	114	114	—	—	—
Borrowings and financing	262,081	166,086	48,050	28,051	19,894
Total	305,918	209,923	48,050	28,051	19,894
The cash flows included in the Company’s maturity analysis are not expected to be anticipated or collected at different amounts.
Capital risk management
The Company’s objectives in managing its capital are to safeguard its ability to continue as a going concern, in order to provide return to its shareholders and guarantee to other stakeholders, as well as to maintain an appropriate capital structure.
To maintain or adjust the Company’s capital structure, management may adjust or reassess the dividend payment policy, return capital to shareholders, sell assets or issue new shares.
The Company monitors capital based on the financial leverage ratio. This ratio is the net debt expressed as a percentage of total capital. The Company includes in net debt the loans and borrowings subject to interest, suppliers and other payables, less cash and cash equivalents. Total capital is calculated by adding shareholders’ equity, as shown in the consolidated statement of financial position, and net debt.
	2021	2020	January 1, 2020
Loans and borrowings	278,222	233,661	262,081
Lease liabilities	6,026	1,170	2,663
Suppliers and other accounts payable	154,184	56,801	61,467
(-) Cash and cash equivalents	(56,447)	(63,991)	(117,067)
(-) Long-term investments	(17,265)	(6,393)	—
Net debt	364,720	221,248	209,144
Net worth	57,629	279,069	241,422
Total capital	422,349	500,317	450,566
Financial leverage ratio	86.36%	44.22%	46.42%
To achieve the overall objective, the Company’s capital management, among other things, aims to ensure that it meets the financial commitments associated with the loans and borrowings that define capital structure requirements.
No changes were made to capital management objectives, policies or processes during the years ended December 31, 2021 and 2020. Although there was an increase in operating leverage, there was no change in capital management, since there was an expressive increase in raw materials, and therefore an increase in inventory. It becomes more representative compared to other numbers on the balance sheet. This is in line with the Company’s operating strategies and capital management.

Interest rate risk
The Company is exposed to risks related to variable interest rates and the impact on its cash flow, due to loans and borrowings, exposed to interest rates linked to its debts, mainly to the variation of the CDI — Interbank Deposit Certificate. The Company’s management monitors fluctuations in these rates regularly.
Variable rate instruments	2021	2020	January 1, 2020
Cash equivalents	56,447	63,991	117,067
Long-term investments	17,265	6,393	—
Related-party receivables	6,515	85,528	80,439
Loans and borrowings	(278,222)	(233,661)	(262,081)
Total	(197,995)	(77,749)	(64,575)
At the reporting date, the profile of the Company’s financial instruments (assets and liabilities) bear interest at rate of 65% to 114.33% of CDI rate.
Sensitivity analysis
The Company has short-term investments and financial liabilities indexed to the variation of the CDI rate. We present below a sensitivity analysis to possible changes in interest rates in the range of 25% and 50% indicating an impact on the Company’s financial situation.
		Impact on P&L and Equity
		Scenario I	Scenario II
Variable rate instruments	2021	25%	50%
Cash equivalents	56,447	1,183	2,366
Long-term investments	17,265	362	724
Related-party receivables	6,515	137	273
Loans and borrowings	(237,821)	(3,549)	(10,245)
Total	(157,594)	(1,867)	(6,882)
		Impact on P&L and Equity
		Scenario I	Scenario II
Variable rate instruments	2020	25%	50%
Cash equivalents	63,991	431	862
Long-term investments	6,393	43	86
Related-party receivables	85,528	576	1,153
Loans and borrowings	(221,618)	(1,493)	(2,987)
Total	(65,706)	(443)	(886)
Currency risk
Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in exchange rates.

The Company’s profit or loss are susceptible to oscillations due to the effects of the exchange rate volatility and its impact, which are exclusively denominated in US dollars (US$).
The currency risk exposure in US dollar (US$) is as follows:
	2021	2020	January 1, 2020
Foreign suppliers	56,395	22,027	10,348
Loans and borrowings	40,401	12,043	24,714
Net exposure	96,796	34,070	35,062
Sensitivity analysis of currency exposure
We present below a sensitivity analysis to possible changes in the exchange rate of the US dollar (USD) in the range of 25% and 50% indicating an impact on the Company’s financial situation.
		Impact on P&L and Equity
		Scenario I	Scenario II
	2021	25%	50%
Foreign suppliers	56,395	14,099	28,198
Loans and borrowings	40,401	10,100	20,201
Net exposure	96,796	24,199	48,399
		Impact on P&L and Equity
		Scenario I	Scenario II
	2020	25%	50%
Foreign suppliers	22,027	5,507	11,014
Loans and borrowings	12,043	3,011	6,022
Net exposure	34,070	8,518	17,036
Operations with derivative financial instruments and hedge accounting
Derivative transactions are intended to protect the Company from foreign currency exposure. The Company does not hold or issue derivative instruments for speculative purposes.
The Company uses forward foreign exchange contracts to mitigate exchange rate exposure arising from raw material purchases in US dollars. These contracts are designated as cash flow hedge.
The Company’s derivative financial instruments are measured at fair value and are summarized below:
	2021	2020
NDF contracts	2,499	1,196
SWAP contracts	—	1
Derivative financial liabilities	2,499	1,197
Hedge effectiveness is determined at inception of the hedge relationship and at every reporting period end through the assessment of the hedged items and hedging instrument to determine whether there is still an economic relationship between the two.
The critical terms of the foreign currency forwards entered into exactly match the terms of the hedged item. As such the economic relationship and hedge effectiveness are based on the qualitative factors and the use of a hypothetical derivative where appropriate.
Hedge ineffectiveness may arise where the critical terms of the forecast transaction no longer meet those of the hedging instrument, for example if there was a change in the timing of the forecast sales transactions from what was initially estimated or if the volume of currency in the hedged item was below expectations leading to over-hedging.
The hedged items and the hedging instrument are denominated in the same currency and as a result the hedging ratio is always one to one.
All derivative financial instruments used for hedge accounting are recognised initially at fair value and reported subsequently at fair value in the consolidated statement of financial position.
To the extent the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognised in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognized immediately in profit or loss.
At the time the hedged item affects profit or loss, any gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss and presented as a reclassification adjustment within other comprehensive income.
If a forecast transaction is no longer expected to occur, any related gain or loss recognised in other comprehensive income is transferred immediately to profit or loss. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until the forecast transaction occurs.
Other forward exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.
The following movements in the cash flow hedge reserve relate to the foreign exchange risk arising from raw material purchase and machinery financing.
Cash Flow Hedge
Opening balance 1 January 2020	—
Change in fair value of hedging instrument recognised in other comprehensive income (OCI)	(988)
Closing balance 31 December 2020	(988)
Position in 2021:
Transaction	Maturity date	Liability	Asset	Counterparty	Notional (USD)	MtM (BRL)
NDF	Jun, 2022	BRL	USD	Banco do Brasil	2,049	(351)
NDF	Jul, 2022	BRL	USD	Banco CCB	2,207	(36)
NDF	Mar, 2022	BRL	USD	Banco Daycoval	2,284	(681)
NDF	Apr, 2022	BRL	USD	Banco Itaú	6,146	(443)
NDF	Feb, 2022	BRL	EUR	Banco Itaú	9,458	(988)
Total					22,144	(2,499)
Position in 2020:
Transaction	Maturity date	Liability	Asset	Counterparty	Notional (USD)	MtM (BRL)
NDF	Apr, 2021	BRL	USD	Banco do Brasil	1,310	(231)
NDF	Mar, 2021	BRL	USD	Banco Itaú	1,191	(464)
NDF	Mar, 2021	BRL	USD	Banco CCB	4,953	(501)
SWAP	Jan, 2021	PRÉ	CDI	Banco ABC	1,758	(1)
Total					9,212	(1,197)
28.   Information by segment
Although the Company’s operations are divided into four main business verticals, management does not segregate the financial information provided to our chief operating decision maker based on these business verticals for internal reporting purposes and the Company operates in a single reportable segment in accordance with IFRS 8. Company’s chief operating decision maker evaluates the performance of the business based on the consolidated financial statements, and also relies on the consolidated financial statements for decision-making purposes regarding the allocation of resources.
Revenue generated from the agribusiness vertical represented 98.4% and 99.2% of the net operating revenues for the years ended December 31, 2020 and 2021, respectively. The Company generates substantially all of its segment revenue from sales within Brazil, and none of the Company’s customers represented more than 10% of the Company’s segment revenues in the years ended December 31, 2020 and 2021.
Additionally, from the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of December 31, 2021.
29.   Non-cash transactions
During the year ended December 31, 2021, the Company carried out transactions not involving cash and cash equivalents and, therefore, are not reflected in the Statement of Cash Flows:
	2021	2020
Hedge accounting	(988)	—
	(988)	—
30.   Events after the reporting period
Liabilities Obligation
The Company’s subsidiary obtained the waiver for non-compliance with the contractual obligations contained in the financial restriction clauses (covenants) of the second issuance on March 17, 2022. A fee will be charged in the total amount of R$ 2,027.
The installments have the following due dates:
	2022	2023	2024	2025	Total
Debentures	11,202	14,300	17,875	21,450	64,827
Russia-Ukraine Conflict
In February 2022 the armed conflict of Russia and Ukraine began, which can result in impacts on the Company’s operations, considering that we import raw material. Russia is an important exporter of this raw material, but our main volume imports is not from Russia. But still eminent risk is to reduce raw material supply around the world, which can be reflected in a price increase, with possible exchange rate impacts as well. The Company has already a large volume of guaranteed inventory and has been strongly working to ensure the volume demand for the next future crops. It keeps the profitability for its operation and, consequently, without major impacts on the Company’s operations.
New Loans Agreement
During 2022, up to the date of issuance of this report, the subsidiary Superbac Indústria e Comércio de Fertilizantes S.A. received loans in the amount of R$347,740 with the following institutions: Banco Itaú R$57,059, Banco Money Plus R$69,106, Banco Tricury R$20,000, Banco XP R$30,222, Banco do Brasil R$107,407 and others R$ 63,946. These amounts were received to cover the company’s working capital.
Business Combination Agreement
On April 25, 2022, the company entered into a Business Combination Agreement with XPAC Acquisition Corp., as detailed in the disclosure filed with the U.S. Securities and Exchange Commission on the same date.

Annex A-1
Dated April 25, 2022
XPAC Acquisition Corp.,
SUPERBAC PubCo Holdings Inc.,
BAC1 Holdings Inc.,
BAC2 Holdings Inc.,
 — and —
SuperBac Biotechnology Solutions S.A.

BUSINESS COMBINATION AGREEMENT

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A-1-ii

A-1-iii

Exhibits
Exhibit A Form of PIPE Subscription Agreement
Exhibit B Form of Sponsor Support Agreement
Exhibit C Form of Registration Rights Agreement
Exhibit D Form of Voting and Support Agreement
Exhibit E Form of Assignment, Assumption and Amendment Agreement
Exhibit F Form of Newco Articles of Association
Exhibit G Form of Plan of Initial Merger
Exhibit H Form of Plan of Acquisition Merger
Exhibit I Form of Newco Joinder Agreement
Exhibit J Form of PubCo Articles of Association
Exhibit K Form of Articles of the Newco Surviving Entity
Exhibit L Form of Lock-up Agreement
Exhibit M Form of Investment Agreement
Schedules
XPAC Disclosure Letter
Company Disclosure Letter
Schedule 2.9(b): Company Reorganization Payments to Certain Company Shareholders
Schedule 8.12(c): PubCo Officers

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BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement, dated as of April 25, 2022 (this “Agreement”), is made and entered into by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”).
RECITALS
WHEREAS, XPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, PubCo is a newly formed entity and was formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;
WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly formed Cayman Islands exempted company limited by shares, wholly owned by PubCo, and was formed for the purpose of effectuating the Mergers;
WHEREAS, it is contemplated that, after the date of this Agreement and prior to the Initial Merger, the Company will cause to be formed an exempted company incorporated with limited liability in the Cayman Islands (“Newco”) for the purposes of the transactions contemplated by this Agreement, and Newco will subsequently become a party to this Agreement for all purposes and subject to the terms and conditions hereunder promptly after the incorporation of Newco, by executing and delivering an executed joinder to this Agreement substantially in the form attached hereto as Exhibit I (the “Newco Joinder Agreement”), pursuant to which Newco will make certain representations and warranties and will also agree to be bound by the provisions of this Agreement applicable to Newco.
WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), and (b) at least one day following the Initial Merger, Merger Sub 2 will merge with and into Newco (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo (Newco is hereinafter referred to for the periods from and after the Acquisition Effective Time as the “Newco Surviving Entity”), each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) (the “Cayman Act”);
WHEREAS, following the date of this Agreement, but prior to the Initial Merger Effective Time, (a) one or more investors (the “PIPE Investors”) may agree to make one or more private investments to subscribe for and purchase PubCo Class A Ordinary Shares, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per share equal to $10.00 (the “PIPE Investments”), in each case, pursuant to subscription agreements substantially in the form attached hereto as Exhibit A (with such amendments thereto as may be agreed between XPAC and the Company), each to be entered into between the relevant PIPE Investor, PubCo and XPAC at any time prior to the Initial Merger Effective Time (the “PIPE Subscription Agreements”), and (b) with the prior written consent of the Company (which consent may be withheld in its sole and absolute discretion), certain other private investments may be entered into in accordance with the terms of Sections 8.3 and 8.4 of this Agreement, in an effort to satisfy the Minimum Cash Condition;
WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Initial Merger will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the

Code and the Treasury Regulations thereunder (clauses (a) and (b), together with the matters described on Section 8.6(a) of the Company Disclosure Letter, the “Intended Tax Treatment”);
WHEREAS, the Company has received, concurrently with the execution and delivery of this Agreement, as a material inducement for the Company to enter into this Agreement and the other Transaction Documents to which it is a party, a Sponsor Support Agreement in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”) signed by the Company, XPAC, PubCo and XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its Affiliates (if any) (to the extent permitted by applicable Law) to, (a) vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals, (b) waive the anti-dilution rights in respect of XPAC Securities under Article 17.3 of the XPAC Articles of Association, (c) appear at the XPAC Shareholders’ Meeting for purposes of constituting a quorum, (d) vote against any proposals that would impede the Transactions or any other Transaction Proposal, (e) not redeem any XPAC Securities held by the Sponsor or such Affiliates, (f) not transfer any XPAC Securities held by the Sponsor or such Affiliates prior to the Acquisition Merger, (g) release XPAC, the Company and the Acquisition Entities from all claims in respect of or relating to the period prior to the Acquisition Closing, subject to the provisions and exceptions set forth therein, and (h) agree to a lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, subject to certain exceptions;
WHEREAS, concurrently with the Acquisition Closing, PubCo, the Sponsor and certain Existing Company Shareholders shall enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), in the form attached hereto as Exhibit C, that amends and restates that certain registration rights agreement, dated as of July 29, 2021, with such amendment and restatement becoming effective upon the Acquisition Closing, pursuant to which, among other things, PubCo commits to use commercially reasonable efforts to submit or file a resale shelf registration statement on Form F-1 that includes, among other things, the Shareholder Merger Consideration held by signatories to the Registration Rights Agreement within 30 days after the Acquisition Closing;
WHEREAS, XPAC has received, concurrently with the execution and delivery of this Agreement, as a material inducement to XPAC to enter into this Agreement, a Voting and Support Agreement in the form attached hereto as Exhibit D (the “Voting and Support Agreement”), signed by the Company, PubCo, XPAC and the Existing Company Shareholders identified in the Voting and Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such Existing Company Shareholders have agreed (a) to vote or, if their respective Company Shares are then held by a Shareholder Entity (as defined below), to cause such Shareholder Entity to vote (i) in favor of the Transactions to which the Company or Newco will be a party and in favor of the Company Shareholder Approval, (ii) in favor of the Transactions to which the Company or Newco will be a party and in favor of the Newco Approvals, and (iii) against any proposals that would impede in any material respect the consummation of the Transactions by the Company or Newco (or, in each case, agree to the passage of any such approval as a written resolution, if such approval is to be taken as such), and (b) not to transfer any Company Shares or Newco Shares held directly or indirectly by such Existing Company Shareholders or their respective Shareholder Entities (as applicable) on or prior to the Acquisition Closing (subject to the exceptions set forth therein);
WHEREAS, on the Business Day following the execution and delivery of this Agreement, the Company shall deliver to XPAC the signed Investment Agreement (as defined below) to be executed by the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Investment Agreement, and (ii) immediately prior to the Pre-Closing Exchange;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Existing Company Shareholders will enter into a lock-up agreement substantially in the form attached hereto as Exhibit L (the “Lock-up Agreement”), pursuant to which certain Existing Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Lock-up Agreement, and (ii) immediately prior to the Pre-Closing Exchange, will

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agree to a lock-up of the PubCo Ordinary Shares held by such Existing Company Shareholders or their respective Shareholder Entities following the Acquisition Closing for the period specified therein, subject to certain exceptions;
WHEREAS, immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder shall enter into an assignment assumption and amendment agreement in the form attached hereto as Exhibit E (the “Assignment, Assumption and Amendment Agreement”) pursuant to which XPAC will assign to PubCo on the Initial Closing Date all of its rights, interests, and obligations in and under the Warrant Agreement, which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Closing, one whole PubCo Class A Ordinary Share;
WHEREAS, the board of directors of XPAC (the “XPAC Board”) has unanimously (a) determined that this Agreement, the Mergers and the other Transactions are fair to, advisable and in the best interests of XPAC and constitute a “Business Combination” as such term is defined in the XPAC Articles of Association, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, any PIPE Subscription Agreement, the Voting and Support Agreement, the Lock-up Agreement, the Registration Rights Agreement and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement by the shareholders of XPAC, and (d) directed that this Agreement and the Plan of Initial Merger be submitted to the shareholders of XPAC for their approval;
WHEREAS, (a) the board of directors of Merger Sub 1 has (i) determined that the Plan of Initial Merger is fair to, advisable and in the best interests of Merger Sub 1, (ii) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (b) the sole shareholder of Merger Sub 1 has adopted a resolution by written consent approving this Agreement and the Transactions, including the Plan of Initial Merger;
WHEREAS, (a) the board of directors of Merger Sub 2 has (i) determined that the Acquisition Merger is fair to, advisable and in the best interests of Merger Sub 2, (ii) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (b) the sole shareholder of Merger Sub 2 has adopted a resolution by written consent approving this Agreement and the Transactions, including the Acquisition Merger;
WHEREAS, (a) the board of directors of PubCo (the “PubCo Board”) has (i) determined that it is fair to, advisable and in the best interests of PubCo to enter into this Agreement and to consummate the Mergers and the other Transactions, and (ii) approved and declared advisable this Agreement, any PIPE Subscription Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Voting and Support Agreement and the Lock-up Agreement and the execution, delivery and performance thereof, and (b) the sole shareholder of PubCo has adopted a resolution by written consent approving this Agreement and the Transactions; and
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is fair to the Company, and advisable and in the best interests of the Company, to enter into this Agreement and to consummate the Mergers and the other Transactions contemplated by this Agreement, (b) recommended that the shareholders of the Company (i) approve the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions contemplated by this Agreement, and (ii) approve the Sponsor Support Agreement, the Voting and Support Agreement, the Lock-up Agreement and the execution, delivery and performance thereof, and (c) resolved to, within twenty (20) days following the execution and delivery of this Agreement, employ its reasonable efforts to obtain the Company Shareholder Approval (as defined below); and
WHEREAS, no later than the Business Day following the execution and delivery of this Agreement, the Company Board shall convene a meeting of the Company Shareholders to be held as soon as practicable in order for such meeting to duly approve the Company Shareholder Approval.

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NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, XPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1   Definitions.   As used herein, the following terms shall have the following meanings:
“2021 Management Accounts” means the unaudited consolidated balance sheet of the Company as of December 31, 2021, and the unaudited consolidated statements of income and profit and loss for the year ended December 31, 2021 prepared in accordance with IFRS;
“Acquisition Closing Equity Value” means $316,950,513.46, minus (a) the Company Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00), minus (b) the Sponsor Final Promote Amount, minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness; provided, that such resulting dollar amount shall be as adjusted downwards by a factor equal to the proportion of (x) the number of Remaining Minority Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time to (y) the number of Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time;
“Acquisition Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by Company Shareholders pursuant to Section 2.3(g)(iii);
“Action” means any charge, claim, action, complaint, petition, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;
“Additional Permitted Financings” means the subscription or purchase by an investor for cash after the date of this Agreement of securities to be issued or guaranteed by PubCo (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by PubCo), including ordinary shares, preferred shares, convertible or exchangeable bonds or notes, promissory notes, warrants or other securities, in each case, as and to the extent consented to in writing by XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent);
“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager, and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account set forth in Section 7.1) Controlled by or for the benefit of any Person referred to in (a) or (b). Notwithstanding the foregoing, (i) in no event shall an investment fund or portfolio company, in either case, managed by or otherwise affiliated with, XP Inc. or any of its Affiliates (including, without limitation, any asset management business or activities thereof), be considered to be an Affiliate of XPAC except for (1) XP Inc. itself and (2) any investment fund or portfolio company controlled or managed by the Sponsor, and (ii) an Affiliate of Sommerville Investments B.V. (“Sommerville”) or Orjen Investments Pte. Ltd. (“Orjen”) shall only refer to (1) Temasek Holdings (Private) Limited and (2) Temasek Holdings (Private) Limited’s direct and indirect wholly-owned companies (excluding Sommerville and Orjen) whose boards of directors or equivalent governing bodies comprise employees or nominees of (A) Temasek Holdings (Private) Limited, (B) Temasek Pte. Ltd. (being a wholly-owned subsidiary of Temasek Holdings (Private) Limited) and/or (C) wholly-owned direct and indirect subsidiaries of Temasek Pte. Ltd.;
“Antitrust Laws” shall mean any applicable Laws of any Governmental Authority regarding matters of anti-competition or foreign investment;
“April 2021 Company ESOP” means the Company’s Equity Incentive Plan (Plano de Opção de Compra de Ações da Companhia) adopted on April 15, 2021, amended on September 13, 2021, approved by the Company Board on August 25, 2021 and approved by Company Shareholders on September 13, 2021;

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“April 2021 Forfeiting Net Vested Holder” means a Person who, at the Acquisition Effective Time, was a holder of PubCo Shares that were originally issued as Net Vested PubCo Shares issued in respect of the April 2021 Company ESOP pursuant to Section 2.4(a)(ii) in respect of whom a Forfeiture Event has occurred during the Forfeiture Period;
“Benefit Plan” means any (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), program, policy, practice, Contract or other arrangement, including any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, welfare, performance awards, share or share-related awards (including stock option, stock purchase, stock ownership, restricted stock unit, or other equity or equity-based compensation), disability, death benefit, life insurance, fringe benefits or other employee benefits or remuneration of any kind, and (b) any employment, indemnification, consulting, retention or stay-bonus agreement, severance, transaction or change-in control agreement, in each case, whether written, unwritten or otherwise, that is or has been sponsored, maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, commissioner or officer, consultant or contractor of any Group Company in each case other than any statutory benefit plan mandated by Law;
“Brazil” means the Federative Republic of Brazil;
“Brazilian GAAP” shall mean the accounting principles generally accepted in Brazil under applicable Laws and the accounting standards issued by the Comitê de Pronunciamentos Contábeis;
“Brazilian GAAP Financial Statements” means the audited consolidated balance sheet of the Company as of December 31, 2020, and the audited consolidated statements of income and profit and loss, and cash flows, for the year ended December 31, 2020 that have been audited by an independent auditor under independent auditing standards applicable in Brazil and prepared in accordance with Brazilian GAAP;
“Business Combination” has the meaning given in the XPAC Articles of Association;
“Business Day” means a day on which commercial banks are open for business in the city of (a) New York, United States, (b) Grand Cayman, the Cayman Islands, (c) São Paulo, State of São Paulo, Brazil, (d) Singapore, Singapore, and (e) Amsterdam, The Netherlands, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by Law to close in any of the aforementioned cities;
“CDI Rate” means the daily average rate (calculated based on a year of 252 business days) of inter-banking deposits, “over extra group”, expressed in annual percentage, calculated and published daily by B3 S.A. — Brasil, Bolsa, Balcão, and, in its absence, another official index that replaces it;
“Closing Date” means each of the Initial Closing Date and the Acquisition Closing Date;
“Code” means the Internal Revenue Code of 1986, as amended;
“Company Acquisition Proposal” means any transaction or series of transactions (other than the Transactions) with any Person involving, directly or indirectly, (a) any merger, consolidation, amalgamation, share exchange, business combination, material issuance of securities, material acquisition of securities, reorganization, material recapitalization, tender offer, exchange offer or other similar transaction involving any Group Company, (b) any sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the consolidated total assets, revenues or earning power of the Group Companies, taken as a whole, or (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of a material portion of voting Equity Securities of the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities);
“Company Cash” means the aggregate amount of all cash and cash equivalents of the Group Companies, determined on a consolidated basis in accordance with IFRS, but excludes Restricted Cash that shall continue to be Restricted Cash immediately following the Acquisition Merger. For the avoidance of doubt, cash and cash equivalents shall specifically include marketable securities, short-term deposits, short-term investments, cash held in any jurisdictions, and any uncleared checks and drafts or other wire transfers received or deposited or available for deposit for the account of the Company or its Subsidiaries that

A-1-5

are not yet credited to the account of the Company or its Subsidiaries (except to the extent such uncleared checks, drafts or wire transfers are or are to be received or deposited in an account with a negative balance);
“Company Class A Preferred Shares” means the Class A preferred shares, no par value per share, of the Company;
“Company Class B Preferred Shares” means the Class B preferred shares, no par value per share, of the Company;
“Company Class C Preferred Shares” means the Class C preferred shares, no par value per share, of the Company;
“Company Class D Preferred Shares” means the Class D preferred shares, no par value per share, of the Company;
“Company Consolidated Net Debt” means, as of a given date, (a) the Company’s total outstanding current and non-current loans and borrowings as of such date as determined on a consolidated basis and as reflected on the face of a balance sheet of the Company that would be prepared in accordance with IFRS, minus (b) the aggregate amount of Company Cash as of such date;
“Company Contract” means any Contract to which any Group Company is a party or by which any Group Company is bound;
“Company ESOPs” means, collectively, the April 2021 Company ESOP and the September 2021 Company ESOP;
“Company Exchangeable Securities” means, collectively, the Company Ordinary Shares and the Company Class A Preferred Shares, the Company Class B Preferred Shares and the Company Class C Preferred Shares (in each case, after giving effect to the conversion of (i) the Company Warrants into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, and (ii) the Company Class C Preferred Shares into the requisite number of Company Ordinary Shares, in each case, in accordance with the terms of Company Reorganization);
“Company Expenses Cap” means $7,500,000.00;
“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of the Group Companies taken as a whole, or (b) the ability of any Group Company or any of the Acquisition Entities to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws, GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any failure in and of itself of the Group Companies to meet any projections or forecasts, provided, however, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (vii) any Events generally applicable to the industries or markets in which the Group Companies operate, including, without limitation, the effects of any drought, animal pests, shortage of raw materials or any other event that may result in a severe shortage in the supply of commodities in Brazil, (viii) any matter set forth in Section 1.1(a) of the Company Disclosure Letter, (ix) any Events that are cured by the relevant Group Company prior to the Acquisition Closing, (x) changes attributable to the

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public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), but in any case only to extent attributable to such announcement, performance or pendency, provided that this clause (x) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions, (xi) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of XPAC, or (C) taken by XPAC, the Sponsor or any other XPAC Shareholder, (xii) any worsening of the Events referred to in clauses (ii), (iv), (v), (vii) or (viii) to the extent existing as of the date of this Agreement, or (xiii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v) and (vii), any such Event to the extent it disproportionately affects any of the Group Companies relative to other participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect;
“Company Option” shall mean each outstanding and unexercised option to purchase Company Shares issued pursuant to the Company ESOPs, whether or not then vested or fully exercisable;
“Company Optionholder” shall mean each holder of a Company Option;
“Company Ordinary Shares” means, collectively, the ordinary shares, no par value per share, of the Company;
“Company PCAOB Financial Statements” means (a) the audited consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the audited consolidated statements of income and profit and loss, changes in shareholders’ equity and cash flows, for the years ended December 31, 2021 and 2020 audited by the Independent Auditors in accordance with PCAOB auditing standards, together with the auditor’s report of the Independent Auditors thereon, and (b) to the extent provided by the Company or PubCo pursuant to Section 6.6(b), any other financial statements of the Company that are included in the Registration Statement/Proxy Statement;
“Company Preferred Shares” means, collectively, the Company Class A Preferred Shares, the Company Class B Preferred Shares, the Company Class C Preferred Shares and the Company Class D Preferred Shares;
“Company Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of any Group Company, and (b) any director or executive officer of any Group Company, in each of the foregoing cases under (a) and (b), excluding each Group Company;
“Company Reorganization” means, collectively, the transactions taken, or contemplated to be taken, pursuant to that certain Reorganization Agreement, dated as of December 6, 2021, by and among Fourbac Participações S.A., SB Participações S.A., Luiz Augusto Chacon de Freitas Filho, Sommerville, Orjen and Bio-Gênesis Participações S.A., and, as intervening parties, the Company and Superbac Indústria e Comércio de Fertilizantes S.A., as approved by the Company Shareholders at the Company’s extraordinary shareholders meeting held on December 22, 2021, and as ratified by the Company Shareholders at the Company’s extraordinary shareholders’ meeting held on January 26, 2022;
“Company Shareholder” means any holder of any Company Shares;
“Company Shares” means, collectively, the Company Ordinary Shares and the Company Preferred Shares;
“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to Section 8.1(c) and Section 8.2(a)(i), by any Group Company, Newco or any Acquisition Entity (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage

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fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, and (b) any and all filing fees payable, subject to Section 8.1(c) and Section 8.2(a)(i), by the Group Companies or any of their Affiliates to the Governmental Authorities in connection with the Transactions, including the SEC and Nasdaq, and excluding, for the avoidance of doubt, the Company Reorganization Payments, the other transactions to be carried out in accordance with Section 2.9 pursuant to the instruments governing the Company Reorganization and the bonus payments to be paid in accordance with Section 2.10;
“Company Warrants” means all outstanding and unexercised warrants (bônus de subscrição) of the Company convertible into the applicable number of Company Ordinary Shares and the applicable number of Company Class C Preferred Shares, in each case, as determined in accordance with the instruments governing the Company Reorganization;
“Competing SPAC” means any publicly traded special purpose acquisition company other than XPAC;
“Competitor Company” shall have the meaning given to the term “Empresas Concorrentes” under (a) the terms of the April 2021 Company ESOP as in effect on the date of this Agreement (in respect of a April 2021 Forfeiting Net Vested Holder) or (b) the terms of the September 2021 Company ESOP as in effect on the date of this Agreement (in respect of a September 2021 Forfeiting Net Vested Holder);
“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;
“Control” in relation to any person means (a) the ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person, or (b) the ability to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through the ownership of securities, by contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;
“Copyrights” means any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including in literary works (including in all forms and types of Software), pictorial and graphic works;
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Brazilian Ministry of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies;
“CST” means Continental Stock Transfer & Trust Company;
“Customs and International Trade Authorizations” means all applicable licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs and International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services;
“Customs and International Trade Laws” means all applicable import, customs and trade, export and anti-boycott laws, including (a) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce, the U.S. International Trade Commission, the U.S. Department of State, and their predecessor agencies, and (b) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury;

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“Deferred IPO Fees” means the amounts of deferred underwriting fees and deferred advisory fees payable in connection with the IPO that are payable upon consummation of the Business Combination;
“Disclosure Letter” means, as applicable, the Company Disclosure Letter and the XPAC Disclosure Letter;
“DTC” means the Depository Trust Company;
“Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property;
“Environmental Licenses” means all franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of any of the Group Companies, as conducted by the Group Companies, in accordance with applicable Environmental Law;
“Equity Securities” means, with respect to any Person, any capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;
“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code;
“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;
“Exchange Act” means the Securities Exchange Act of 1934, as amended;
“Excluded Appointee” means a Person that is a director, officer, employee, greater than 10% shareholder or greater than 10% partner, of an Excluded Person;
“Excluded Person” means a Person that is either (a) a Prohibited Person, or (b) a Person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its Affiliates, holds less than twenty percent of the equity of any Person referred to in this paragraph (b);
“Existing Company Shareholders” means each of the Company Shareholders on the date of this Agreement;
“Forfeiting Net Vested Holder” means an April 2021 Forfeiting Net Vested Holder or a September 2021 Forfeiting Net Vested Holder;
“Forfeiture Event” means, with respect to any Person, the occurrence of any of the following events: (a) the Termination with Cause of such Person; (b) resignation by such Person from their position (including as an employee, officer, director, manager, consultant or member of any committee or council) in the Company or in PubCo or any of their respective Subsidiaries from time to time which results in the permanent severance of such Person’s employment relationship with the Company, PubCo or any of their respective Subsidiaries; or (c) the commencement or existence of any employment, position, interest or any other type

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of relationship (including as a partner, shareholder, officer, director, manager, consultant or member of any committee or council) by such Person of, with or for a Competitor Company;
“Founder” means each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Company Shareholder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities, and (c) any Permitted Transferee (as defined in the PubCo Articles of Association);
“Founder Shares” means the Company Exchangeable Securities held by the Founder immediately prior to the Pre-Closing Exchange; provided, that, to the extent that any Company Exchangeable Securities are held by a Company Shareholder that is not directly or indirectly wholly owned by Luiz Augusto Chacon de Freitas Filho, then only a proportional amount of Company Exchangeable Securities held by such Company Shareholder corresponding to Luiz Augusto Chacon de Freitas Filho’s direct or indirect beneficial ownership percentage shall be deemed to constitute Founder Shares (such proportion of beneficial ownership being set forth in Schedule B to the Investment Agreement);
“Fully Diluted Basis” means, in relation to the Company, (a) all Company Shares issued and outstanding as of the relevant date, and (b) the maximum number of Company Shares issuable upon exercise of any options, warrants or other convertible or exchangeable securities, instruments or other similar obligations outstanding or in existence as of the relevant date;
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;
“Government Official” means any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office;
“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body;
“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;
“Group Companies” means the Company and its Subsidiaries;
“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous”, the subject of or which could give rise to Liability under any applicable Law pertaining to the environment;
“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time;
“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) any obligations as lessee under capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and

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(h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally; provided, for the avoidance of doubt, that Receivables Financing shall not be deemed to constitute Indebtedness to the extent that such Receivables Financing would not be classified and accounted for as loans and borrowings of the Company on a consolidated basis as determined in accordance with IFRS (including as a result of applicable insurance policies in place with respect to any portion of the Receivables Financing to which the creditor has recourse against any Group Company);
“Independent Auditors” means Grant Thornton Auditores Independentes Ltda.;
“Independent Director” means an individual to serve on the PubCo Board and the audit committee of PubCo who is “independent” as determined in accordance with the U.S. rules and regulations applicable to audit committee members (including the applicable rules of Nasdaq);
“Initial Merger Consideration” means the sum of all PubCo Class A Ordinary Shares receivable by XPAC Shareholders pursuant to Section 2.2(e)(ii);
“Intellectual Property” means all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all Internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; and (h) all other intellectual property rights or proprietary rights;
“Investment Agreement” means the Investment Agreement substantially in the form attached hereto as Exhibit M to be entered into on the Business Day immediately following the date hereof by and among the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Investment Agreement, and (ii) immediately prior to the Pre-Closing Exchange;
“Investment Company Act” means the Investment Company Act of 1940;
“IPCA Rate” means the Broad National Consumer Price Index (Índice de Preços ao Consumidor — Amplo), released by the Brazilian Institute of Geography and Statistics — IBGE and, in its absence, another official index that replaces it;
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;
“Knowledge of the Company” or any similar expression means the actual knowledge of Luiz Augusto Chacon de Freitas Filho, Mozart Soares Fogaça Junior, Giuliano Pauli and Wilson Ernesto da Silva;
“Knowledge of XPAC” or any similar expression means the actual knowledge of Chu Kong, Guilherme Teixeira and Fabio Kann;
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity, including any term of commitment (termo de compromisso), term of adjustment of conduct (termo de ajustamento de conduta) or similar agreement entered into with any Governmental Authority;
“Leased Real Property” means any real property subject to a Company Lease;
“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any Law, Action or Governmental Order and those arising under any Contract;
“Licensed Intellectual Property” means all Intellectual Property that any third party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense;

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“Material Contracts” means, collectively, each Company Contract that:
(a)   involves (i) indebtedness for borrowed money, or (ii) other extension of credit, a guaranty, surety or assumption of any obligation or any secondary or contingent Liabilities, deed of trust, or the grant of a Security Interest, in each case, with an amount higher than $5,000,000 (or its equivalent in any other currency);
(b)   involves obligations or expected obligations (contingent or otherwise), payments or revenues in excess of $5,000,000 (or its equivalent in any other currency) in the next 12 months after the date of this Agreement;
(c)   is with (i) a top 10 customer of the Group Companies (together, the “Material Customers”) as measured by amounts received by the Group Companies on a consolidated basis for the year ended December 31, 2021, and (ii) a top 10 supplier of the Group Companies as measured by amounts paid by the Group Companies on a consolidated basis for the year ended December 31, 2021 (together, the “Material Suppliers”), in each case, involving a purchase price, payments or revenues in excess of $1,000,000 (or its equivalent in any other currency) (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course);
(d)   involves the establishment, contribution to, or operation of a partnership, joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, Equity Securities or assets of any person, involving payments in excess of $5,000,000 (or its equivalent in any other currency);
(e)   involves the lease, license, sale, use, disposition or acquisition of a business or assets constituting a business involving purchase price, payments or revenues in excess of $5,000,000 (or its equivalent in any other currency);
(f)   involves the ownership or lease of, title to, use of, or any leasehold or other interest in, any personal property (except for personal property leases in the Ordinary Course and involving payments of less than $1,000,000 in the last 12 months prior to the date of this Agreement or expected payments of less than $1,000,000 in the next 12 months after the date of this Agreement) (in each case, or its equivalent in any other currency);
(g)   involves the waiver, compromise, or settlement of any Action with an amount higher than $1,000,000 (or its equivalent in any other currency);
(h)   is a labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with a Union; and
(i)   is with a Company Related Party involving payments of an amount (when aggregated with any other payments payable to such Company Related Party under Company Contracts) higher than $500,000 per annum (or its equivalent in any other currency);
“Nasdaq” means the Nasdaq Capital Market;
“NDA” means the Non-Disclosure Agreement, dated as of August 6, 2021, entered into between XPAC and the Company;
“Net Vested Option Shares” shall have the meaning set forth in Section 2.4(a)(ii);
“Newco Approvals” shall mean (i) the unanimous approval of the board of directors of Newco which will (a) approve this Agreement, the Pre-Closing Exchange, the Acquisition Merger, the Transaction Documents to which it is a party and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith and has deemed this Agreement advisable and (b) determine to recommend that the Newco Shareholders vote to approve the Plan of Acquisition Merger and such other actions as contemplated by this Agreement and (ii) the approval by the Newco Shareholders of the Acquisition Merger and such other actions as contemplated by this Agreement in accordance with the memorandum and articles of association of Newco;

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“Newco Articles of Association” means the Articles of Association of Newco in the form attached hereto as Exhibit F;
“Newco Class A Shares” means Class A ordinary shares of Newco, as provided for in the Newco Articles of Association;
“Newco Class B Shares” means Class B ordinary shares of Newco, as provided for in the Newco Articles of Association;
“Newco Joinder Date” means the date on which Newco enters into the Newco Joinder Agreement and joins as a party to this Agreement pursuant to Section 2.1(a)(iii);
“Newco Shares” means, collectively, the Newco Class A Shares and Newco Class B Shares;
“Newco Shareholder” means any holder of any Newco Shares;
“Open Source Software” means any Software that contains, or is derived in any manner (in whole or in part) from any Software distributed (a) as “free software”, (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (c) under a license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge;
“Option Exchange Ratio” means the quotient obtained by dividing (a) the Per Option Conversion Value by (b) $10.00;
“Option Purchase Price” shall mean the amount previously paid by the Company Optionholder at the time of the grant of the Company Option;
“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the normal day-to-day operations of such Person taking into consideration the Company’s past practices and the recent growth in the Company’s business, including its results of operations, financial condition and prospects in the relevant period, and including any reasonable actions taken or refrained from being taken in good faith in response to COVID-19, any COVID-19 Measures or any change in such COVID-19 Measures whether taken prior to or following the date of this Agreement; provided that any such actions or COVID-19 Measures are either consistent with recent past practice in response to COVID-19 or are taken in good faith;
“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended;
“Outstanding Newco Shares” means the Newco Shares outstanding immediately prior to the Acquisition Closing Date (after giving effect to the Pre-Closing Exchange) and (b) the Net Vested Option Shares;
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Group Companies;
“Patents” means any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor);
“PCAOB” means the Public Company Accounting Oversight Board;
“Per Share Merger Equity Consideration Value” means an amount in dollars equal to (a) the Acquisition Closing Equity Value divided by (b) the number of Outstanding Newco Shares; provided that, solely for purposes of calculating the Per Share Merger Equity Consideration Value, the number of Outstanding Newco

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Shares shall be determined as of immediately prior to the Acquisition Closing Date (but in all events, after giving effect to the net exercise of Vested Company Options contemplated by Section 2.4(a)(ii));
“Permitted Encumbrance” means (a) Security Interests for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Security Interests arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which any Group Company is a party; (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Security Interests that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Security Interests thereon, (ii) any Security Interests permitted under the Company Leases, and (iii) any Security Interests encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) licenses of Intellectual Property entered into in the Ordinary Course, (g) Ordinary Course purchase money Security Interests and Security Interests securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Security Interests arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by any Group Company (j) any other Security Interests that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Security Interest, and (k) any Security Interest disclosed in Section 1.1(b) of the Company Disclosure Letter;
“Permitted Indebtedness” means the incurrence by any of the Group Companies of Indebtedness, in a single transaction or in a series of transactions, in any amount such that the Company Consolidated Net Debt as of the date of this Agreement (as set forth on Section 1.1(c) of the Company Disclosure Letter) shall not have increased by more than R$200,000,000 immediately following such incurrence, after taking into account the repayment of any other existing Indebtedness within seven (7) days following such incurrence);
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;
“Personal Information” means, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by applicable Law, or by the Group Companies in any of its applicable privacy policies, notices or Contracts, all information that identifies or could be used to identify, contact or track an individual person or device, whether or not such information is associated with an identifiable individual. “Personal Information” may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise;
“PIPE Gross Proceeds” means the gross proceeds (prior to the payment of any commissions, fees or expenses in respect thereof) from any PIPE Investments and any Additional Permitted Financings;
“Plan of Acquisition Merger” means the plan and agreement of merger between Merger Sub 2 and Newco substantially in the form attached hereto as Exhibit H and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of XPAC and the Company;
“Plan of Initial Merger” means the plan and agreement of merger between XPAC and Merger Sub 1 substantially in the form attached hereto as Exhibit G and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of XPAC and the Company;
“Post-Redemption Trust Account Balance” means the aggregate amount of cash contained in the Trust Account immediately prior to the Acquisition Closing (including any interest earned on the funds held in

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the Trust Account, but net of Taxes payable thereon) minus all amounts payable to XPAC Shareholders pursuant to XPAC Share Redemptions (but, for the avoidance of doubt, prior to the payment of the Deferred IPO Fees);
“Pre-Transaction Trust Account Balance” means the amount that was on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and not previously released to XPAC to pay its taxes) (calculated as of two Business Days prior to the Acquisition Closing, for the avoidance of doubt, prior to giving effect to any payments pursuant to the XPAC Share Redemptions);
“Privacy Laws” means any and all applicable Laws and generally adopted self-regulatory guidelines (including of any applicable jurisdiction) to the extent relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, to the extent applicable, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018, the General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), Brazilian Data Protection Law (LGPD) and any and all applicable Laws relating to breach notification in connection with Personal Information;
“Process” or “Processing” means, with respect to Personal Information, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of such Personal Information;
“Prohibited Person” means any Person that is (a) organized under the laws of, or ordinarily resident or located in, any U.S. embargoed or restricted country (which, as of the date of this Agreement, consists of Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine), (b) included on any Sanctions-related list of blocked or designated parties (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of blocked Persons subject to sanctions issued by the United Nations Security Council, Office of Financial Sanctions Implementation or HM Treasury of the United Kingdom, the European Commission, the European Union and/or any member state of the European Union), (c) owned fifty percent or more, directly or indirectly, or controlled by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above, or (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above;
“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with, or confidentially submitted to, the SEC, with respect to the XPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from XPAC Shareholders to approve the Transaction Proposals, as amended or supplemented from time to time;
“PubCo Class A Ordinary Shares” means Class A ordinary shares of PubCo, as provided for in the PubCo Articles of Association;
“PubCo Class B Ordinary Shares” means Class B ordinary shares of PubCo, as provided for in the PubCo Articles of Association;
“PubCo Ordinary Shares” means, collectively, PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares;
“Receivables Financing” means any obligation evidenced by agribusiness receivables certificates (certificados de recebíveis do agronegócio) or any other similar instruments issued in the Ordinary Course in connection with a transaction or series of transactions involving the sale or discount of receivables on a non-recourse basis against the Company, or on a basis where recourse against the Company is limited to a maximum of 15% of the principal amount under such instruments;

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“Relevant Amount” means (a) the Post-Redemption Trust Account Balance, plus (b) the PIPE Gross Proceeds;
“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;
“Required Governmental Authorization” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of any of the Group Companies, as currently conducted, in accordance with applicable Law;
“Restricted Cash” means any cash that cannot be freely used by any Group Companies under applicable Law or any Contract, including as a result of restrictions on dividends or repatriation to Brazil;
“Rural Land” means any land (a) situated within a rural zone under the applicable zoning Law, or (b) listed or enrolled as being rural with any Governmental Authority;
“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224), (b) the European Commission and/or European Union and enforced by its member states, (c) the United Nations Security Council, and (d) Office of Financial Sanctions Implementation or Her Majesty’s Treasury of the United Kingdom, to the extent any of the same may lawfully be included within this definition pursuant to the provisions of the European Union’s Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country and Council Regulation (EC) No 2271/96, including as part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act of 1933;
“Security Interest” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other similar encumbrance of any kind, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (b) any proxy, voting trust agreement, option or transfer restriction in favor of any Person, and (c) any adverse Action as to title, possession or use, except for any of the foregoing referred to in clauses (a), (b), or (c) above created by or arising under any Transaction Document, applicable Law or otherwise arising by statutes;
“September 2021 Company ESOP” means the Company’s equity incentive compensation arrangement adopted on September 13, 2021, to be amended within twenty (20) days following the execution and delivery of this Agreement in connection with the Company Shareholder Approval to enable the Company to carry out the transactions contemplated by this Agreement and the other Transaction Documents (the “September 2021 Company ESOP Amendments”);
“September 2021 Forfeiting Net Vested Holder” means a Person who, at the Acquisition Effective Time, was a holder of PubCo Shares that were originally issued as Net Vested PubCo Shares issued in respect of the September 2021 Company ESOP pursuant to Section 2.4(a)(ii) in respect of whom a Forfeiture Event has occurred during the Forfeiture Period;
“Share Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Merger Equity Consideration Value by (b) $10.00;

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“Shareholder Merger Consideration” means the Initial Merger Consideration and the Acquisition Merger Consideration, as applicable;
“Shortfall” means the Pre-Transaction Trust Account Balance minus the Relevant Amount; provided that if the foregoing calculation results in a negative value, then the Shortfall shall be zero;
“Social Insurance” means any form of social insurance or social contribution required under applicable Law, including social security, employment, unemployment or employee insurance, workmen’s compensation and medical insurance, and any contribution payable therewith to any Governmental Authority or social welfare organization;
“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, to the extent related to any of the foregoing;
“Sponsor Final Promote Amount” means (a) $54,902,830, minus (b) the Sponsor Promote Forfeiture Amount.
“Sponsor Promote Forfeiture Amount” means (a) $54,902,830, multiplied by (b) the Sponsor Shortfall Percentage.
“Sponsor Shortfall Percentage” means the percentage obtained by dividing the Shortfall by the Pre-Transaction Trust Account Balance;
“Subsidiary” means, with respect to a Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (c) in any case, such Person controls the management thereof;
“Tax” or “Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;
“Tax Returns” means, in any jurisdiction, all federal, state, local, provincial and municipal returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes;
“Temasek Parties” means, collectively, Sommerville, Orjen and any of their respective Affiliates;
“Termination with Cause” shall have the meaning given to the term “Desligamento por Justa Causa” under (a) the terms of the April 2021 Company ESOP as in effect on the date of this Agreement (in respect of an April 2021 Forfeiting Net Vested Holder) or (b) the terms of the September 2021 Company ESOP as in effect on the date of this Agreement (in respect of a September 2021 Forfeiting Net Vested Holder);
“Trade Secrets” means any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable;

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“Trademarks” means any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill to the extent associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof;
“Transaction Documents” means, collectively, this Agreement, the NDA, any PIPE Subscription Agreement, any agreements relating to or instruments governing any Additional Permitted Financings, the Sponsor Support Agreement, the Voting and Support Agreement, the Investment Agreement, the Lock-up Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Newco Joinder Agreement, the Initial Merger Filing Documents, the Acquisition Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them;
“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;
“Transfer Taxes” means any transfer, documentary, sales, use, real property, stamp, registration, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) payable in connection with or by reason of the execution and delivery of this Agreement and the Transactions;
“Union” means any labor union, labor organization, works council or other employee representative body;
“Unvested Company Option” shall mean each Company Option that is not a Vested Company Option;
“Vested Company Option” shall mean, as of each relevant date, each outstanding Company Option that is vested as of such date;
“Warrant Agreement” means the Warrant Agreement, dated as of July 29, 2021 by and between XPAC and CST, a New York corporation, as warrant agent;
“XP Inc.” means XP Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“XPAC Accounts Date” means December 31, 2021;
“XPAC Acquisition Proposal” means (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under XPAC’s initial IPO prospectus or similar transaction, in one transaction or a series of transactions, involving XPAC or involving all or a material portion of the assets, Equity Securities or businesses of XPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), or (b) any equity or similar investment in XPAC or any of its controlled Affiliates (which, for the avoidance of doubt, shall exclude any PIPE Investments and any Additional Permitted Financings);
“XPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of XPAC, as adopted by special resolution, dated July 24, 2021 and effective on July 29, 2021, as amended or restated from time to time;
“XPAC Class A Ordinary Shares” means Class A ordinary shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;
“XPAC Class B Ordinary Shares” means Class B ordinary shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;
“XPAC Expenses Cap” means $15,000,000.00;
“XPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of XPAC, or (b) the ability of XPAC to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or

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in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “XPAC Material Adverse Effect”: (i) any change in applicable Laws, GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any matter set forth in Section 1.1(b) of the XPAC Disclosure Letter, (vii) any Events that are cured by XPAC prior to the Acquisition Closing, (viii) any change in the trading price or volume of the XPAC Units, XPAC Ordinary Shares or XPAC Warrants (provided that the underlying causes of such changes referred to in this clause (viii) may be considered in determining whether there is a XPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition), (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the Company, or (C) taken by any of the Group Companies; (x) any future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies and any impacts on special purpose acquisition companies directly or indirectly resulting therefrom, (xi) any worsening of the Events referred to in clauses (ii), (iv), (v), (vi) or (x) to the extent existing as of the date of this Agreement, or (xii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v), (vi) and (x), any such Event to the extent it disproportionately affects XPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a XPAC Material Adverse Effect. Notwithstanding the foregoing, with respect to XPAC, the amount of XPAC Share Redemptions or the failure to obtain XPAC Shareholders’ Approval shall not be deemed to be a XPAC Material Adverse Effect;
“XPAC Ordinary Shares” means, collectively, XPAC Class A Ordinary Shares and XPAC Class B Ordinary Shares;
“XPAC Preference Shares” means preference shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;
“XPAC Related Party” means (a) any member, shareholder or equity interest holder who, together with its affiliates (as defined in Rule 405 under the Securities Act), directly or indirectly holds no less than 5% of the total outstanding share capital of XPAC, and (b) any director or executive officer of XPAC;
“XPAC Securities” means, collectively, the XPAC Shares, the XPAC Warrants and the XPAC Units;
“XPAC Share Redemption” means the election of an eligible (as determined in accordance with the XPAC Articles of Association) holder of XPAC Ordinary Shares to redeem all or a portion of the XPAC Ordinary Shares held by such holder at a per-share redemption price, payable in cash, equal to a pro rata share of the aggregate amount then on deposit in the Trust Account (calculated as of two Business Days prior to the Acquisition Closing) (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and not previously released to XPAC to pay its taxes) (as determined in accordance with XPAC Articles of Association) in connection with the Transaction Proposals;
“XPAC Shareholder” means any holder of any XPAC Shares;
“XPAC Shareholders’ Approval” means (a) the requisite approval, pursuant to the XPAC Articles of Association and the Cayman Act, of the Business Combination and of this Agreement, the Plan of Initial Merger and the Initial Merger, and (b) the requisite approval, pursuant to the XPAC Articles of Association

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and the Cayman Act, of any other proposals as the SEC (or staff member thereof) indicates (i) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, and (ii) are required to be approved by the shareholders of XPAC in order for the Acquisition Closing to be consummated;
“XPAC Shares” means, collectively, XPAC Class A Ordinary Shares, XPAC Class B Ordinary Shares and, if any, XPAC Preference Shares;
“XPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to Section 8.1(c) and Section 8.2(a)(i), by XPAC or the Sponsor (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including Deferred IPO Fees), costs, expenses, brokerage fees, commissions (including with respect to any PIPE Investments and any Additional Permitted Financings), liabilities, shareholders’ loans (including working capital loans advanced by the Sponsor), finders’ fees and disbursements of financial advisors, investment banks, brokers, finders, data room administrators, attorneys, accountants and other advisors and service providers, and any other operational costs of XPAC or the Sponsor prior to consummation of the Transactions, (b) Transfer Taxes, and (c) any and all filing fees payable, subject to Section 8.1(c) and Section 8.2(a)(i), to the Governmental Authorities in connection with the Transactions;
“XPAC Unit” means the units issued in XPAC’s IPO or the exercise of the underwriters’ overallotment option consisting of one XPAC Class A Ordinary Share and one-third of a XPAC Warrant; and
“XPAC Warrant” means all outstanding and unexercised warrants to acquire XPAC Class A Ordinary Shares.
Section 1.2   Other Definitions.
Acquisition Closing	Section 2.3(c)
Acquisition Closing Date	Section 2.3(c)
Acquisition Effective Time	Section 2.3(c)
Acquisition Entity	Article V
Acquisition Merger	Recitals
Acquisition Merger Filing Documents	Section 2.3(c)
Additional Permitted Indebtedness	Section 6.1
Aggregate Exercise Price	Section 2.4(a)(ii)
Agreement	Preamble
Anticorruption Laws	Section 3.6(d)
Articles of the Newco Surviving Entity	Section 2.3(e)
Assignment, Assumption and Amendment Agreement	Recitals
Authorization Notice	Section 2.2(b)(i)
Cayman Act	Recitals
Closing Form 6-K	Section 8.2(c)(iii)
Closing Press Release	Section 8.2(c)(iii)
Closing Statement	Section 2.3(a)
Company	Preamble
Company Board	Recitals
Company Cure Period	Section 10.1(e)
Company Disclosure Letter	Article III
Company IT Systems	Section 3.14(i)
Company Lease	Section 3.13(b)

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Company Material Adverse Effect	Section 9.2(a)
Company Material Lease	Section 3.13(b)
Company Minutes	Section 6.9(a)
Company Non-Recourse Party	Section 11.17
Company Registered Intellectual Property	Section 3.14(a)
Company Reorganization Payments	Section 2.9(a)
Company Shareholder Approval	Section 6.9(b)
D&O Indemnified Parties	Section 6.4(a)
Dissenting XPAC Shareholders	Section 2.7(a)
Dissenting XPAC Shares	Section 2.7(a)
Excess of Company Transaction Expenses	Section 2.5(b)(ii)
Excess of Permitted Indebtedness	Section 6.1
Excess of XPAC Transaction Expenses	Section 2.5(b)(iii)
Exchange Agent	Section 2.6(a)
Financing Certificate	Section 2.3(b)
Forfeiture Period	Section 2.4(d)
Group Company Software	Section 3.14(h)
Initial Closing	Section 2.2(a)
Initial Closing Date	Section 2.2(a)
Initial Merger	Recitals
Initial Merger Effective Time	Section 2.2(a)
Initial Merger Filing Documents	Section 2.2(a)
Intended Tax Treatment	Recitals
Interim Period	Section 6.1
Investment Amount	Section 4.18(a)
IPO	Section 11.1
LGPD	Section 3.15(a)
Lock-up Agreement	Recitals
Lost Certificate Affidavit	Section 2.6(f)
Material Customers	Section 1.1
Material Permits	Section 3.6(g)
Material Suppliers	Section 1.1
Merger Sub 1	Preamble
Merger Sub 1 Share	Section 5.2(a)
Merger Sub 2	Preamble
Merger Sub 2 Share	Section 5.2(a)
Mergers	Recitals
Minimum Cash Condition	Section 9.4(a)
Net Vested Option Shares	Section 2.4(a)(ii)
Net Vested PubCo Shares	Section 2.4(a)(ii)
Newco	Recitals
Newco Certificates	Section 2.6(d)
Newco Joinder Agreement	Recitals
Newco Letter of Transmittal	Section 2.6(a)

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Newco Surviving Entity	Recitals
Option Shares Needed to Cover	Section 2.4(a)(ii)
Outside Date	Section 10.1(i)
Per Option Conversion Value	Section 2.4(a)(ii)
Permitted Person	Section 3.14(h)
Permitted Refinancing Indebtedness	Section 6.1(b)
PIPE Investments	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Pre-Closing Exchange	Section 2.1(a)(ii)(B)
Privacy and Cybersecurity Requirements	Section 3.15(a)
Proxy/Registration Statement	Section 8.2(a)(i)
PubCo	Preamble
PubCo Articles of Association	Section 2.1(b)
PubCo Board	Recitals
PubCo Equity Plan	Section 8.13(a)
PubCo Share	Section 5.2(a)
PubCo Warrant	Section 2.2(e)(iii)
Registration Rights Agreement	Recitals
Regulatory Approvals	Section 8.1(a)
Remaining Minority Company Shareholders	Section 2.1(a)(ii)(D)
Remaining Minority Company Shares	Section 2.1(a)(ii)(D)
September 2021 Company ESOP Amendments	Section 1.1
Shareholder Certificates	Section 2.6(d)
Shareholder Entities	Section 2.1(a)(ii)(A)
Shareholder Litigation	Section 8.7
Shearman & Sterling	Section 11.19(a)
Skadden	Section 11.19(b)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subsequent Merger	Section 2.2(f)
SuperBac Group	Section 11.19(b)
Terminating Company Breach	Section 10.1(e)
Terminating XPAC Breach	Section 10.1(f)
Transaction Proposals	Section 8.2(a)(i)
Transmittal Documents	Section 2.6(d)
Trust Account	Section 11.1
Trust Agreement	Section 4.13
Trustee	Section 4.13
Voting and Support Agreement	Recitals
Written Objection	Section 2.2(b)
XP Group	Section 11.19(a)
XPAC	Preamble
XPAC Board	Recitals

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XPAC Board Recommendation	Section 8.2(b)(ii)
XPAC Certificates	Section 2.6(c)
XPAC Cure Period	Section 10.1(f)
XPAC Director	Section 2.5(a)(ii)
XPAC Disclosure Letter	Article IV
XPAC Expenses Excess Reimbursement	Section 2.5(b)(iii)(X)
XPAC Expenses Excess Sponsor Forfeiture	Section 2.5(b)(iii)(Y)
XPAC Financial Statements	Section 4.7(a)
XPAC Letter of Transmittal	Section 2.6(a)
XPAC Material Adverse Effect	Section 9.3(a)
XPAC Non-Recourse Party	Section 11.17
XPAC SEC Filings	Section 4.12
XPAC Shareholders’ Meeting	Section 8.2(b)(i)
XPAC Shareholders’ Meeting Form 8-K	Section 8.2(c)(iii)
XPAC — Nominated Independent Director	Section 2.5(a)(ii)
Section 1.3   Construction.
(a)   Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;
(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)   References to “$”, “dollar”, or “cents” are to the lawful currency of the United States of America.
(d)   References to “Brazilian real,” “Brazilian reais”, “real”, “reais”, “BRL”, or “R$” are to the lawful currency of the Federative Republic of Brazil.
(e)   Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

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(f)   All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP (with respect to XPAC) and IFRS (with respect to any Group Company).
(g)   Unless the context of this Agreement otherwise requires, references to the Company with respect to periods following the Acquisition Effective Time shall be construed to mean the Newco Surviving Entity and vice versa.
(h)   The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.
(i)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(j)   Capitalized terms used in the Exhibits and each Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.
(k)   With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.
(l)   For the avoidance of doubt, none of the obligations, representations, warranties, undertakings, covenants or indemnities expressed to be made or given by (a) the Company under this Agreement shall be deemed as obligations, representations, warranties, undertakings, covenants or indemnities made or given by any Company Shareholder, or (b) XPAC under this Agreement shall be deemed as obligations, representations, warranties, undertakings, covenants or indemnities made or given by the Sponsor or any other shareholder of XPAC.
ARTICLE II
TRANSACTIONS; CLOSING
Section 2.1   Pre-Closing Actions.
(a)   Newco Articles of Association; Pre-Closing Exchange and Newco Joinder Agreement.   Prior to the Initial Merger, the Company shall cause the following:
(i)   Newco Approvals.   Following the formation of Newco and in connection with the execution and delivery of the Newco Joinder Agreement, Newco shall obtain and deliver the Newco Approvals.
(ii)   Pre-Closing Exchange.   On or prior to the Acquisition Merger:
(A)   immediately prior to the Pre-Closing Exchange (as defined below), (i) each Company Warrant then outstanding shall automatically be converted into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, pursuant to and in accordance with the terms of the Company Reorganization, and (ii) each Company Class C Preferred Share then outstanding shall automatically be converted into one Company Ordinary Share, pursuant to and in accordance with the terms of the Company Reorganization;
(B)   the Existing Company Shareholders may, but in no event shall they be required to, contribute all their the Company Exchangeable Securities into one or more newly formed exempted companies limited by shares incorporated under the laws of the Cayman Islands or British Virgin Islands, as the case may be (the “Shareholder Entities”) in exchange for newly issued shares of the Shareholder Entities in order for such Existing Company Shareholders to become the direct or indirect shareholders of such Shareholder Entities and such Shareholder

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Entities to become direct or indirect shareholders of the Company. For the avoidance of doubt, any Existing Company Shareholders who choose (in accordance with the Investment Agreement) not to contribute their Company Exchangeable Securities into any Shareholder Entities will nonetheless be entitled to carry out the remaining steps of the Pre-Closing Exchange applicable to them in accordance with the Investment Agreement;
(C)   the Existing Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) immediately prior to the Pre-Closing Exchange, and Shareholder Entities controlled by each of them, if any, shall contribute, transfer or otherwise convey, directly or indirectly, by way of a single transaction or a series of transactions, to Newco:
(x)   all of the Company Exchangeable Securities held by such Existing Company Shareholders and by their respective Shareholder Entities, if any, other than the Founder Shares, in exchange for newly issued Newco Class A Shares as and to the extent contemplated by the Investment Agreement;
(y)   all of the Founder Shares held by the Founder and its Shareholder Entities, if any, in exchange for newly issued Newco Class B Shares as and to the extent contemplated by the Investment Agreement;
(the foregoing series of transactions described under items (B), (C)(x) and (C)(y) above, collectively, the “Pre-Closing Exchange”) and, after immediately giving effect to the Pre-Closing Exchange, the Company shall become a direct subsidiary of Newco in which Newco owns at least ninety-five percent (95%) of the Company Shares then outstanding (on a Fully Diluted Basis);
(D)   if there shall be any Company Exchangeable Securities that are owned by the Company as treasury shares or any Company Exchangeable Securities owned by any direct or indirect subsidiary of the Company immediately prior to the Pre-Closing Exchange, such Company Exchangeable Securities shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; provided, however, that Company Exchangeable Securities that are owned by the Company as treasury shares shall not be canceled and shall continue to exist with all rights, title and interests pertaining to such Company Exchangeable Securities to the extent that such Company Exchangeable Securities will be required to be held in reserve in order to issue the Net Vested Option Shares on the Acquisition Closing Date pursuant to Section 2.4(a)(ii); and
(E)   if there shall be any Company Exchangeable Securities that, immediately prior to the Pre-Closing Exchange, are owned by Existing Company Shareholders that have failed to, or opted not to, carry out the Pre-Closing Exchange (the “Remaining Minority Company Shareholders”), such Company Exchangeable Securities (the “Remaining Minority Company Shares”) shall not be canceled and shall continue to exist with all rights, title and interests pertaining to such Company Exchangeable Securities (so long as such Remaining Minority Company Shares shall represent no more than five percent (5%) of the Company Shares outstanding (on a Fully Diluted Basis) immediately prior to the Pre-Closing Exchange).
(iii)   Newco Joinder Agreement.   As soon as practicable after the formation of Newco and in any event prior to the Initial Merger, Newco shall join as a party to this Agreement by entering into and delivering to the parties hereto the Newco Joinder Agreement.
(iv)   Newco Articles of Association.    Immediately prior to the Initial Merger, Newco Articles of Association shall read in their entirety in the form attached hereto as Exhibit F and shall be the memorandum and articles of association of Newco, until thereafter amended in accordance with the terms thereof and the Cayman Act.
(b)   PubCo Name; Organizational Documents of PubCo.   At the Initial Merger Effective Time, (i) PubCo shall use commercially reasonable efforts to cause its name to be changed effective as of the Acquisition Closing Date to SuperBac Corp., and (ii) PubCo’s Organizational Documents, as in effect

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immediately prior to the Initial Merger Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of PubCo attached hereto as Exhibit J (the “PubCo Articles of Association”), and, as so amended and restated, shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Act.
Section 2.2   The Initial Merger.
(a)   Initial Merger.   Subject to Section 2.2(b), on the date which is three Business Days after the first date on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Initial Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by XPAC and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Initial Merger (the “Initial Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Initial Closing, XPAC, PubCo and Merger Sub 1 shall cause XPAC to be merged with and into Merger Sub 1, with Merger Sub 1 being the surviving company in the Initial Merger (the date and time at which the Initial Closing occurs, the “Initial Closing Date”). On the Initial Closing Date, XPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Initial Merger (substantially in the form attached hereto as Exhibit H) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing Documents”). The Initial Merger shall become effective on the date when the Plan of Initial Merger and the Initial Merger Filing Documents have been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by Merger Sub 1 and XPAC in writing with the prior written consent of the Company and specified in the Plan of Initial Merger (the “Initial Merger Effective Time”). Promptly following the Initial Merger Effective Time, XPAC or PubCo shall deliver notices to the parties to any PIPE Subscription Agreements to cause the release of funds from escrow to PubCo, on the first Business Day following the Initial Merger Effective Time, immediately prior to Acquisition Closing (such Acquisition Closing to occur on the first Business Day following the Initial Merger Effective Time, as provided in Section 2.3(c)).
(b)   Notice to XPAC Shareholders Delivering Written Objection.   If any XPAC Shareholder gives to XPAC, before the XPAC Shareholders’ Approval is obtained at the XPAC Shareholders’ Meeting, written objection to the Initial Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Cayman Act:
(i)   XPAC shall, following the XPAC Shareholders’ Approval, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the Initial Merger (the “Authorization Notice”) to each such XPAC Shareholder who has made a Written Objection; and
(ii)   unless XPAC and the Company elect by agreement in writing to waive this Section 2.2(b)(ii), no party shall be obligated to commence the Initial Closing, and the Plan of Initial Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 9.1, Section 9.2, and Section 9.3.
(c)   Effect of the Initial Merger.   At and after the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Plan of Initial Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of XPAC and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 as the surviving company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Merger Sub 1 of any and all agreements, covenants, rights, duties and obligations of

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XPAC and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which XPAC or Merger Sub 1 is a party, and Merger Sub 1 shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of XPAC shall cease to exist.
(d)   Directors and Officers of Merger Sub 1.   At the Initial Merger Effective Time, the board of directors and officers of Merger Sub 1 and XPAC shall cease to hold office, and the board of directors of Merger Sub 1 and the officers of Merger Sub 1 shall be appointed as determined by the Company, each to hold office in accordance with the memorandum and articles of association of Merger Sub 1 until they are removed or resign in accordance with the provisions thereof or until their respective successors are duly elected or appointed and qualified.
(e)   Effect of the Initial Merger on Issued Securities of XPAC and Merger Sub 1.   At the Initial Merger Effective Time, by virtue of and as part of the agreed consideration for the Initial Merger and without any action on the part of any party hereto or the holders of securities of XPAC or Merger Sub 1:
(i)   XPAC Units.   Each XPAC Unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one XPAC Class A Ordinary Share and one-third of a XPAC Warrant in accordance with the terms of the XPAC Unit.
(ii)   XPAC Ordinary Shares.   Immediately following the separation of each XPAC Unit in accordance with Section 2.2(e)(i), and subject to Section 2.2(e)(iv), each (A) XPAC Class A Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Dissenting XPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, one newly issued PubCo Class A Ordinary Share, and (B) XPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Dissenting XPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, one newly issued PubCo Class A Ordinary Share. As of the Initial Merger Effective Time, each XPAC Shareholder shall cease to have any other rights in and to XPAC.
(iii)   Exchange of XPAC Warrants.   Each XPAC Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to XPAC Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share (each, a “PubCo Warrant”). Each PubCo Warrant shall have the terms and conditions contemplated by the Assignment, Assumption and Amendment Agreement.
(iv)   XPAC Treasury Shares.   Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any XPAC Shares that are owned by XPAC as treasury shares or any XPAC Shares owned by any direct or indirect subsidiary of XPAC immediately prior to the Initial Merger Effective Time, such XPAC Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.
(v)   Merger Sub 1 Share.   The Merger Sub 1 Share issued and outstanding immediately prior to the Initial Merger Effective Time shall continue existing and constitute the only issued and outstanding share in the capital of Merger Sub 1 that shall, from the Initial Merger Effective Time, be owned by PubCo.
(vi)   PubCo Shares.   All PubCo Ordinary Shares that were outstanding immediately prior to the Initial Merger Effective Time (which, for the avoidance of doubt, is expected to be only the PubCo Share) shall be cancelled for no consideration.
(vii)   Dissenting XPAC Shares.   Each Dissenting XPAC Share issued and outstanding immediately prior to the Initial Merger Effective Time held by a Dissenting XPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right to be paid the fair value of such Dissenting XPAC Share and such other rights as are granted by the Cayman Act.

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(f)   Subsequent Merger in the Event of Termination.   In the event that following the consummation of the Initial Merger this Agreement shall have been terminated in accordance with Section 10.1, then immediately prior to such termination: (i) Merger Sub 1 shall merge with and into PubCo, with PubCo continuing as the surviving company in such merger (the “Subsequent Merger”), and such actions shall occur automatically without the need for action by any party hereto; (ii) the memorandum and articles of association of PubCo shall be amended and restated in its entirety to read in the form of the XPAC Articles of Association; (iii) (x) each PubCo Class A Ordinary Share that immediately prior to the Initial Merger Effective Time represented a XPAC Class A Ordinary Share shall be converted into the right to receive a Class A ordinary share of PubCo, and (y) each PubCo Class A Ordinary Share that immediately prior to the Initial Merger Effective Time represented a XPAC Class B Ordinary Share shall be converted into the right to receive a Class B ordinary share of PubCo; (iv) the directors of PubCo shall be the persons who were directors of XPAC immediately prior to the Initial Merger Effective Time; (v) each PubCo Warrant that immediately prior to the Initial Merger Effective Time (excluding any PubCo Warrants that were detached immediately prior to the Initial Merger Effective Time) was exercisable for the right to receive a XPAC Ordinary Share shall be converted into a warrant exercisable for the right to receive a corresponding ordinary share of PubCo (including any amendment necessary to the Assignment, Assumption and Amendment Agreement in order to effect the foregoing); and (vi) a plan of merger shall be filed with the registrar of the Cayman Islands in respect of the Subsequent Merger consistent with the foregoing. On or prior to the date of this Agreement, the board of directors and the sole shareholder of PubCo, and the board of directors and PubCo as sole shareholder of Merger Sub 1, have approved and adopted resolutions authorizing the Subsequent Merger. It is understood and agreed that the Company shall have no obligation, liability or responsibility with respect to any of the matters covered by this Section 2.2(f).
Section 2.3   The Acquisition Merger.
(a)   Closing Statement.   On the fifth Business Day prior to the Acquisition Closing Date, the Company shall deliver to XPAC a statement (the “Closing Statement”) which sets forth the good faith estimate of the Company of (i) the Excess of Company Transaction Expenses as of the Acquisition Effective Time, (ii) the number of Remaining Minority Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time, (iii) the number of Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time, (iv) the Company Consolidated Net Debt, and (v) the calculation of the Acquisition Closing Equity Value. The Closing Statement will be prepared in accordance with (A) the definitions contained in this Agreement and (B) to the extent IFRS is not inconsistent with such definitions, IFRS (if applicable) applied in a manner consistent with the Company PCAOB Financial Statements. The Company shall, concurrently with delivery of the Closing Statement to XPAC, deliver to XPAC (x) a certificate of the Chief Executive Officer or Chief Financial Officer of the Company certifying that the amounts and figures set forth in the Closing Statement have been prepared in accordance with this Agreement, and (y) all supporting documentation used by the Company in the preparation of the Closing Statement and the calculation of the amounts set forth therein. From delivery of the Closing Statement through to the Acquisition Closing, the Company shall provide XPAC and its Representatives reasonable access to the Representatives of the Company who participated in the preparing of the Closing Statement, in each case as reasonably requested by XPAC in connection with XPAC’s review of the Closing Statement. XPAC shall be required to provide any comments on such Closing Statement no later than forty-eight (48) hours after such Closing Statement is provided by the Company, and the Company shall promptly consider in good faith the comments of XPAC to the Closing Statement and components thereof in writing. If the Company agrees, in consultation with XPAC, to make any modification to the Closing Statement requested by XPAC, then the Closing Statement as so agreed by the Company to be modified shall be deemed to be the Closing Statement for purposes of calculating the Acquisition Closing Equity Value. For the avoidance of doubt, the Closing Statement represents an estimation of the amounts set forth therein and such figures shall be calculated or determined (as the case may be) when required pursuant to the terms of this Agreement. For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, (i) in no event shall the Acquisition Closing be delayed or otherwise not occur as a result of (x) XPAC’s or its Representatives’ review of or comment on the Closing Statement (including if the Company agrees, in consultation with XPAC, to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Closing Statement

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itself)), and (y) XPAC’s rejection of, or dispute related to, the Closing Statement (or any component thereof), (ii) under no circumstances shall the acceptance of the Closing Statement (or any component thereof) be a condition to the obligations of any party to this Agreement to consummate the Mergers (or any of the other Transactions), and (iii) in no event shall (x) XPAC’s review of or comment on the Closing Statement (including if the Company agrees to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Closing Statement itself)), or (y) XPAC’s rejection of, or dispute related to, the Closing Statement (or any component thereof), result in any kind of post-Acquisition Closing adjustment to the Acquisition Closing Equity Value.
(b)   Financing Certificate.   On the fourth Business Day prior to the Acquisition Closing Date, XPAC shall deliver to the Company written notice (the “Financing Certificate”) setting forth the good faith estimates of XPAC of: (a) the aggregate amount of cash to be contained in the Trust Account immediately prior to the Acquisition Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon); (b) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the XPAC Share Redemptions (based on redemption requests received as of the Business Day prior to the date of such Financing Certificate); (c) the XPAC Transaction Costs as of the Acquisition Closing (including a breakdown of which such costs have been paid out of pocket by the Sponsor or its Affiliates and, consequently, have been fully discharged prior to the Acquisition Effective Time, and which such costs will remain as direct or indirect Liabilities of PubCo as of the Acquisition Effective Time); (d) the net amount of proceeds to PubCo upon consummation of any PIPE Investments and any Additional Permitted Financings; (e) the number of XPAC Ordinary Shares to be outstanding as of the Acquisition Closing after giving effect to the XPAC Share Redemptions and the issuance of XPAC Ordinary Shares pursuant to any PIPE Subscription Agreements and the terms of this Agreement and the Sponsor Support Agreement; (f) the Acquisition Merger Consideration; (g) the Per Option Conversion Value; and (h) the Per Share Merger Equity Consideration Value. XPAC shall also deliver to the Company (x) a certificate of the Chief Financial Officer of XPAC certifying that the amounts and figures set forth in the Financing Certificate have been prepared in accordance with this Agreement and (y) all supporting documentation used by XPAC in the preparation of the Financing Certificate and the calculation of the amounts set forth therein, including with respect to XPAC Transaction Costs. The Company and its Representatives shall have a reasonable opportunity to review and to discuss with XPAC and its Representatives the documentation provided pursuant to this Section 2.3(b) and any relevant books and records of XPAC. XPAC and its Representatives shall reasonably assist the Company and its Representatives in its review of the documentation. The Company shall be required to provide any comments on such Financing Certificate no later than forty-eight (48) hours after such Financing Certificate is provided by XPAC, and XPAC and its Representatives shall promptly consider in good faith the Company’s comments to the Financing Certificate and components thereof in writing, and if any adjustments are made to the Financing Certificate prior to the Acquisition Closing (with the Company’s prior written consent), such adjusted Financing Certificate shall thereafter become the Financing Certificate for all purposes of this Agreement. The Financing Certificate and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. For the avoidance of doubt, the Financing Certificate represents an estimation of the amounts set forth therein and such figures shall be calculated or determined (as the case may be) when required pursuant to the terms of this Agreement. For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, (i) in no event shall the Acquisition Closing be delayed or otherwise not occur as a result of (x) the review of or comment on the Financing Certificate by the Company and its Representatives (including if XPAC agrees, in consultation with the Company, to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Financing Certificate itself)), and (y) the Company’s rejection of, or dispute related to, the Financing Certificate (or any component thereof), (ii) under no circumstances shall the acceptance of the Financing Certificate (or any component thereof) be a condition to the obligations of any party to this Agreement to consummate the Mergers (or any of the other Transactions).
(c)   Acquisition Merger.   On the first Business Day following the Initial Merger Effective Time and the time on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Acquisition Closing shall have been satisfied or waived (other than those conditions

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that by their terms are to be satisfied at the Acquisition Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by PubCo and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Acquisition Merger (the “Acquisition Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Acquisition Closing, PubCo, the Company, Newco and Merger Sub 2 shall cause Merger Sub 2 to be merged with and into Newco, with Newco being the surviving company in the Acquisition Merger (the date and time at which the Acquisition Closing occurs, the “Acquisition Closing Date”). On the Acquisition Closing Date, upon the Acquisition Closing, Newco and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the Plan of Acquisition Merger (substantially in the form attached hereto as Exhibit H) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Acquisition Merger effective (the “Acquisition Merger Filing Documents”). The Acquisition Merger shall become effective on the date when the Plan of Acquisition Merger and the Acquisition Merger Filing Documents have been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by PubCo (with the prior written consent of the XPAC Director and the Company), Merger Sub 2 and Newco in writing and specified in the Plan of Acquisition Merger (the “Acquisition Effective Time”).
(d)   Effect of the Acquisition Merger.   At and after the Acquisition Effective Time, the Acquisition Merger shall have the effects set forth in this Agreement, the Plan of Acquisition Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Newco and Merger Sub 2 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Newco Surviving Entity as the surviving company, which shall include the assumption by Newco Surviving Entity of any and all agreements, covenants, rights, duties and obligations of Newco and Merger Sub 2 set forth in this Agreement and the other Transaction Documents to which Newco or Merger Sub 2 is a party, and the Newco Surviving Entity shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of Merger Sub 2 shall cease to exist.
(e)   Organizational Documents of the Newco Surviving Entity.   At the Acquisition Effective Time, Newco’s Organizational Documents, as in effect immediately prior to the Acquisition Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of Newco attached hereto as Exhibit K (the “Articles of the Newco Surviving Entity”), and, as so amended and restated, shall be the memorandum and articles of association of the Newco Surviving Entity, until thereafter amended in accordance with the terms thereof and the Cayman Act.
(f)   Directors and Officers of the Newco Surviving Entity.   At the Acquisition Effective Time, the board of directors and officers of Merger Sub 2 shall cease to hold office, and the board of directors of the Newco Surviving Entity and the officers of the Newco Surviving Entity shall be appointed as determined by the Company, each director and officer to hold office in accordance with the Articles of the Newco Surviving Entity until they are removed or resign in accordance with the Articles of the Newco Surviving Entity or until their respective successors are duly elected or appointed and qualified.
(g)   Effect of the Acquisition Merger on Issued Securities of Newco and Merger Sub 2.   At the Acquisition Effective Time, by virtue of and as part of the agreed consideration for the Acquisition Merger and without any action on the part of any party hereto or the holders of securities of Newco or Merger Sub 2:
(i)   Newco Shares.
(A)   Each Newco Class A Share issued and outstanding following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time, other than any shares referred to in Section 2.3(g)(ii), shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance

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with Section 2.6, such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding pursuant to Section 2.6(i).
(B)   Each Newco Class B Share issued and outstanding following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time, other than any shares referred to in Section 2.3(g)(ii), shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, such number or fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding pursuant to Section 2.6(i).
(C)   As of the Acquisition Effective Time, each Newco Shareholder and the Shareholder Entities controlled by them, if any, shall cease to have any other rights in and to Newco or the Newco Surviving Entity (other than the rights set forth in Section 2.6(a)).
(ii)   Treasury Shares.   If there are any Newco Shares that are owned by Newco as treasury shares or any Newco Shares owned by any direct or indirect Subsidiary of Newco immediately prior to the Acquisition Effective Time, such Newco Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.
(iii)   Acquisition Merger Consideration.   Subject to and upon the terms and conditions of this Agreement, in consideration of the Acquisition Merger, PubCo shall issue and deliver to the Newco Shareholders the PubCo Ordinary Shares pursuant to Section 2.3(g)(i).
(iv)   Conversion of Merger Sub 2 Share.   The Merger Sub 2 Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be converted into one ordinary share of the Newco Surviving Entity, which ordinary share shall constitute the only issued and outstanding share in the capital of the Newco Surviving Entity.
(v)   Registration Rights Agreement.   At or prior to the Acquisition Effective Time, the parties to the Registration Rights Agreement shall execute the Registration Rights Agreement.
Section 2.4   Treatment of Company Options.
(a)   Immediately prior to the Acquisition Closing Date, the Company shall convert the exercise price and the Option Purchase Price of each then-outstanding Company Option which shall be expressed in U.S. dollars using the “PTAX” conversion rate published by the Central Bank of Brazil (Banco Central do Brasil) at the close of business on the Business Day immediately prior to the date of this Agreement. On the Acquisition Closing Date:
(i)   All Unvested Company Options outstanding under the Company ESOPs immediately prior to the Acquisition Closing Date shall, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, become vested and shall henceforth be deemed Vested Company Options.
(ii)   All Vested Company Options outstanding immediately prior to the Acquisition Closing Date (including all Company Options that have become Vested Company Options pursuant to Section 2.4(a)(i) above) shall, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be “net exercised” in full immediately prior to the Acquisition Closing Date, pursuant to which (A) the Company will withhold a number of Company Shares issuable upon such exercise in order to satisfy the exercise price applicable to such Vested Company Options, based on a price per Company Share equal to the Per Option Conversion Value, and (B) on the Acquisition Closing Date, such net number of Company Shares issuable to the Company Optionholder (after giving effect to clause (A) above) (the “Net Vested Option Shares”) shall be converted into a number of PubCo Class A Ordinary Shares (the “Net Vested PubCo Shares”) determined by multiplying (1) such number of Net Vested Option Shares by (2) the Option Exchange Ratio, rounded to the nearest whole share. For the avoidance of doubt, (i) the rounding of any shares pursuant to this Section 2.4(a)(ii) shall be determined on an award-by-award basis and (ii) the

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number of Net Vested Option Shares with respect to any applicable award of Vested Company Options will be determined (on an award-by-award basis) as follows: (I) first, the aggregate exercise price of the applicable award of Vested Company Options will be determined by multiplying the aggregate number of Company Shares issuable pursuant to such award of Vested Company Options by the exercise price per Company Share applicable to each such Vested Company Option thereunder (the “Aggregate Exercise Price”), (II) then the number of Company Shares required to satisfy the Aggregate Exercise Price applicable to such award of Vested Company Options will be determined by dividing the Aggregate Exercise Price of such award of Vested Company Options by the Per Option Conversion Value (for these purposes, “Per Option Conversion Value” will be calculated as the quotient of (a) (x) the Acquisition Closing Equity Value plus (y) the aggregate per share exercise price with respect to all Vested Company Options outstanding immediately prior to the Acquisition Closing Date, as if such Vested Company Options were exercised in full immediately prior to the Acquisition Closing (without giving effect to “net exercise” under this Section 2.4(a)(ii)) divided by (b) the sum of (x) the number of the Newco Shares outstanding immediately prior to the Acquisition Closing Date (after giving effect to the Pre-Closing Exchange) and (y) the Company Shares that, immediately prior to the net exercise contemplated under this Section 2.4(a)(ii), are issuable upon exercise in full of all then-outstanding Vested Company Options) (“Option Shares Needed to Cover”), (III) then the Net Vested Option Shares applicable to such award of Vested Company Options will be determined by subtracting the applicable Option Shares Needed to Cover from the aggregate number of Company Shares underlying such award of Vested Company Options.
(b)   Prior to the Acquisition Closing Date, the Company shall deliver to each Company Optionholder a notice setting forth the effect of the Mergers on such Company Optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 2.4.
(c)   Prior to the Acquisition Closing Date, the Company shall take all necessary or appropriate actions to: (i) effectuate the provisions of this Article II; (ii) terminate each Company ESOP as of the Acquisition Effective Time; (iii) amend the September 2021 Company ESOP within twenty (20) days following the execution and delivery of this Agreement in connection with the Company Shareholder Approval to enable the Company to carry out the transactions contemplated by this Section 2.4, and (iv) ensure that after the Acquisition Effective Time, neither any holder of Company Options received pursuant to either Company ESOP, any beneficiary thereof, nor any other participant in any Company ESOP shall have any right thereunder to acquire any securities of the Company or PubCo or to receive any payment or benefit with respect to any award previously granted under either Company ESOP, except as provided in this Article II.
(d)   During the period commencing at the Acquisition Effective Time and ending on the third anniversary of the Acquisition Effective Time (the “Forfeiture Period”), upon the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vested Holder, automatically forfeit all of their Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, a Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of a Forfeiture Event with respect to such Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.
Section 2.5   Closing Deliverables.
(a)   At the Initial Closing:
(i)   the Company shall deliver or cause to be delivered to XPAC, a certificate signed by an officer of the Company, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.2 have been fulfilled;

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(ii)   PubCo shall deliver or cause to be delivered to XPAC (i) (A) evidence of the appointment of an individual determined by the Sponsor in its sole and absolute discretion (the “XPAC Director”) as a director to the PubCo Board, and (B) evidence of the appointment of one Independent Director nominated by the Sponsor (the “XPAC-Nominated Independent Director”) as a director to the PubCo Board, in each case, subject to such persons not being Excluded Appointees, effective as of the Initial Merger Effective Time, and (ii) a resignation letter, duly executed by each then-appointed director of PubCo, providing for each such PubCo director’s automatic resignation from the PubCo Board upon the earlier of the Acquisition Closing and the termination of this Agreement in accordance with its terms; and
(iii)   XPAC shall deliver, or cause to be delivered to the Company, a certificate signed by an officer of XPAC, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.3 have been fulfilled.
(b)   At the Acquisition Closing:
(i)   Merger Sub 1 shall deliver or cause to be delivered to the Company and PubCo:
(A)   copies of the written resignations of (A) all of the directors and officers of Merger Sub 1, effective as of the Acquisition Effective Time and (B) of all the directors and officers of XPAC, effective as of the Acquisition Effective Time; and
(B)   copies of resolutions of the board of directors of Merger Sub 1 changing the bank signatories of Merger Sub 1, effective as of the Acquisition Effective Time, to the Persons specified in a written notice given by the Company to Merger Sub 1 prior to the Acquisition Effective Time.
(ii)   PubCo shall incur the Company’s obligations to pay, or pay or cause to be paid, all Company Transaction Expenses as set forth on a written statement to be delivered to PubCo by or on behalf of the Company not less than two Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof; provided, that if the Company Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the Company Expenses Cap, then the amount of such excess (the “Excess of Company Transaction Expenses”) shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis, as provided for in the definition of “Acquisition Closing Equity Value” set forth in Section 1.1;
(iii)   PubCo shall (A) pay or cause to be paid to the Sponsor (or, at the direction of the Sponsor, to one or more Affiliates of the Sponsor) by wire transfer of immediately available funds, as reimbursement, an amount equal to all XPAC Transaction Expenses that have been paid out of pocket by the Sponsor or its Affiliates and, consequently, have been fully discharged prior to the Acquisition Effective Time, and (B) incur XPAC’s obligations to pay or cause to be paid all XPAC Transaction Expenses that will remain as direct or indirect Liabilities of PubCo as of the Acquisition Effective Time, each as set forth on a written statement to be delivered to PubCo by or on behalf of XPAC not less than two Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof. If the XPAC Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the XPAC Expenses Cap, then XPAC shall cause the Sponsor to promptly reimburse PubCo for such excess (the “Excess of XPAC Transaction Expenses”) by, at the Sponsor’s election, either:
(X)   the wire transfer of immediately available funds in an amount equal to the Excess of XPAC Transaction Expenses (which amount, at the option of the Sponsor upon written notice to PubCo and the Company, may be set-off against any amount payable to or at the direction of the Sponsor pursuant to Section 2.5(b)(iii)(A)) (an “XPAC Expenses Excess Reimbursement”); or
(Y)   a decrease in the number of PubCo Ordinary Shares (valued at $10.00 per share) otherwise issuable to the Sponsor pursuant to Section 2.2(e)(ii) in an amount corresponding to the Excess of XPAC Transaction Expenses (an “XPAC Expenses Excess Sponsor Forfeiture”).

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XPAC shall notify the Company of whether the Sponsor elects an XPAC Expenses Excess Reimbursement or an XPAC Expenses Excess Sponsor Forfeiture no later than two (2) Business Days prior to the Acquisition Closing Date.
Section 2.6   Surrender of Newco Equity Securities and XPAC Equity Securities and Disbursement of Shareholder Merger Consideration.
(a)   Prior to the Initial Merger Effective Time, PubCo shall appoint CST as exchange agent, or another exchange agent reasonably acceptable to the Company (in such capacity, the “Exchange Agent”), for the purpose of exchanging (i) Newco Shares for a number of PubCo Ordinary Shares, and (ii) XPAC Ordinary Shares for a number of PubCo Ordinary Shares, each in accordance with the provisions of this Agreement, the Plan of Initial Merger and the Plan of Acquisition Merger, as applicable. At or prior to the Initial Merger Effective Time, PubCo shall deposit, or cause to be deposited, with the Exchange Agent the Shareholder Merger Consideration. At or as promptly as practicable following the Initial Merger Effective Time or the Acquisition Effective Time, as the case may be, PubCo shall send, or shall cause the Exchange Agent to send, to each XPAC Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and XPAC (a “XPAC Letter of Transmittal”) and to each Newco Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and XPAC (a “Newco Letter of Transmittal”).
(b)   Notwithstanding any other provision of this Section 2.6, any obligation of PubCo under this Agreement to issue PubCo Ordinary Shares to (i) XPAC Shareholders entitled to PubCo Class A Ordinary Shares, or (ii) Newco Shareholders entitled to receive PubCo Ordinary Shares shall be satisfied by PubCo issuing such PubCo Ordinary Shares to the DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each XPAC Shareholder and Newco Shareholder shall hold such PubCo Ordinary Shares in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such PubCo Ordinary Shares.
(c)   Each XPAC Shareholder shall be entitled to receive its portion of the Initial Merger Consideration in respect of the XPAC Ordinary Shares (other than Dissenting XPAC Shares) and in the form of PubCo Class A Ordinary Shares as set forth in Section 2.2(e)(ii) as soon as reasonably practicable after the Initial Merger Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such XPAC Ordinary Shares (“XPAC Certificates”) (or a Lost Certificate Affidavit), and (ii) a properly completed and duly executed XPAC Letter of Transmittal. Until so surrendered, each such XPAC Certificate shall represent after the Initial Merger Effective Time for all purposes only the right to receive such portion of the Initial Merger Consideration attributable to such XPAC Shares (as evidenced by the XPAC Certificate).
(d)   Each Newco Shareholder shall be entitled to receive its portion of the Shareholder Merger Consideration in respect of the Newco Shares and in the form of either PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, as set forth in Section 2.3(g)(i) (excluding any Newco Shares described in Section 2.3(g)(ii)) as soon as reasonably practicable after the Acquisition Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such Newco Shares (“Newco Certificates” and together with the XPAC Certificates, the “Shareholder Certificates”) (or a Lost Certificate Affidavit), and (ii) a properly completed and duly executed Newco Letter of Transmittal (the documents to be submitted to the Exchange Agent pursuant to this sentence and the first sentence of Section 2.6(c), as applicable, may be referred to herein collectively as the “Transmittal Documents”). Until so surrendered, each such Newco Certificate shall represent after the Acquisition Effective Time for all purposes only the right to receive such portion of the Acquisition Merger Consideration attributable to such Newco Shares (as evidenced by the Newco Certificate).
(e)   If any portion of the Shareholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Shareholder Certificate is registered immediately prior to the Initial Merger Effective Time or Acquisition Effective Time, as applicable, it shall be a condition to such delivery that (i) in the case of Newco Shares, the transfer of such Newco

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Shares shall have been permitted in accordance with the terms of the Newco Articles of Association and in case of XPAC Shares, the transfer of such XPAC Shares shall have been permitted in accordance with the terms of the XPAC Articles of Association, (ii) the recipient of such portion of the Shareholder Merger Consideration, or the Person in whose name such portion of the Shareholder Merger Consideration is delivered or issued, shall have already executed and delivered duly executed counterparts to the applicable Transmittal Documents as are reasonably deemed necessary by the Exchange Agent, and (iii) the Person requesting such delivery shall have paid to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Shareholder Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(f)   Notwithstanding anything to the contrary contained herein, in the event that any Shareholder Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Shareholder Certificate to the Exchange Agent, the XPAC Shareholder or Newco Shareholder, as applicable, may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to PubCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of PubCo may include a requirement that the owner of such lost, stolen or destroyed Shareholder Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any Action that may be taken against PubCo, XPAC or the Newco Surviving Entity with respect to the Newco Shares or XPAC Shares, as applicable, represented by the Shareholder Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly executed and delivered in accordance with this Section 2.6(f) shall, unless the context otherwise requires, be treated as a Shareholder Certificate for all purposes of this Agreement.
(g)   After the Acquisition Effective Time, the register of members of Newco Surviving Entity shall be closed, and thereafter there shall be no further registration on the register of members of the Newco Surviving Entity of transfers of Newco Shares that were issued and outstanding immediately prior to the Acquisition Effective Time. After the Initial Merger Effective Time, the register of members of XPAC shall be closed, and thereafter there shall be no further registration on the register of members of XPAC of transfers of XPAC Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time. No dividends or other distributions declared or made after the date of this Agreement with respect to PubCo Ordinary Shares with a record date after the Acquisition Effective Time (in the case of Newco Shares) or the Initial Merger Effective Time (in the case of XPAC Shares) will be paid to the holders of any Newco Shares that were issued and outstanding immediately prior to the Acquisition Effective Time or XPAC Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time (as applicable) in either case until the holders of record of such Newco Shares or XPAC Shares (as applicable) shall have provided the applicable Transmittal Documents in accordance with Section 2.6. Subject to applicable Law, following the delivery of the applicable Transmittal Documents, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the applicable Shareholder Merger Consideration and the amount of any such dividends or other distributions with a record date after the Acquisition Effective Time or the Initial Merger Effective Time, as applicable, theretofore paid with respect to such PubCo Ordinary Shares.
(h)   All securities issued upon the surrender of Shareholder Certificates (or delivery of a Lost Certificate Affidavit) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to XPAC Shares or Newco Shares, as applicable, represented by such Shareholder Certificates. Any portion of the Shareholder Merger Consideration made available to the Exchange Agent pursuant to Section 2.6(a) that remains unclaimed by XPAC Shareholders or Newco Shareholders one year after the Initial Merger Effective Time shall be returned to PubCo, upon demand, and any such XPAC Shareholder or Newco Shareholder, as applicable, who has not exchanged its XPAC Shares or Newco Shares, as applicable, for the applicable portion of the Shareholder Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to PubCo for payment of the portion of the Shareholder Merger Consideration in respect of such XPAC Shares or Newco Shares, as applicable, without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of XPAC, the Newco Surviving Entity, PubCo or any

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party hereto or any Representative of any of the foregoing shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(i)   Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued by virtue of the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional shares of the applicable class of PubCo Ordinary Shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares of the applicable class issued to such Person rounded up in the aggregate to the nearest whole PubCo Ordinary Share of such class.
Section 2.7   XPAC Shareholder Dissent Rights.
(a)   Subject to Section 2.2(b)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, XPAC Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by XPAC Shareholders who shall have validly exercised their dissenters’ rights for such XPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting XPAC Shares”, and the holders of such Dissenting XPAC Shares being the “Dissenting XPAC Shareholders”) shall not be converted into, and no Dissenting XPAC Shareholder shall be entitled to receive, the applicable Initial Merger Consideration unless and until such Dissenting XPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The XPAC Shares owned by any XPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting XPAC Shares and shall thereupon automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, the applicable Initial Merger Consideration, without any interest thereon, in accordance with Section 2.2(e)(ii).
(b)   Prior to the Initial Closing, XPAC shall give PubCo and the Company (i) prompt written notice of any demands for dissenters’ rights received by XPAC from XPAC Shareholders (including any notices received by XPAC pursuant to Section 238(2) or Section 238 (5) of the Cayman Act) and any withdrawals of such demands, and (ii) the opportunity to consult with XPAC in connection with all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. XPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a XPAC Shareholder of its rights to dissent from the Initial Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.
Section 2.8   Withholding.   Each of the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 and XPAC (and their Affiliates and Representatives) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives), as the case may be, and timely paid over to the appropriate Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

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Section 2.9   Company Reorganization Payments.
(a)   At the Acquisition Effective Time, each Company Class D Preferred Share issued in connection with the Company Reorganization and outstanding immediately prior to the Acquisition Effective Time shall automatically be redeemed and subsequently be cancelled and cease to exist in exchange for the right to receive R$97,350.45, as adjusted by 100% of the CDI Rate from November 30, 2021 (such payments, in the aggregate, the “Company Reorganization Payments”). As set forth on Schedule 2.9(b), there are an aggregate of 1,085 Company Class D Preferred Shares, which shall result in aggregate Company Reorganization Payments of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021).
(b)   Subject to and upon the terms and conditions of this Agreement and the instruments governing the Company Reorganization, in consideration of the Transactions, upon the Acquisition Effective Time, the Company shall pay to each relevant Company Shareholder holding Company Class D Preferred Shares his or her respective percentage of the Company Reorganization Payments as set forth on Schedule 2.9(b) hereto, without interest, in Brazilian reais, subject to rounding up to the nearest Brazilian real amount, by wire transfer to the bank account designated by the beneficiary thereto. For the avoidance of doubt, the aforementioned payments shall be paid upon the Acquisition Effective Time and no delay to, or the receipt of, any of the aforementioned payments shall delay the occurrence of the Acquisition Closing or the Acquisition Effective Time.
(c)   At the Acquisition Effective Time, the Company shall carry out each of the transactions described in Section 2.9(c) of the Company Disclosure Letter, in each case, pursuant to and in accordance with the instruments governing the Company Reorganization.
(d)   As of the Acquisition Effective Time, following payment of the Company Reorganization Payments and the transactions described in Section 2.9(c) of the Company Disclosure Letter, each Existing Company Shareholder and the Shareholder Entities controlled by them, if any, other than the Remaining Minority Company Shareholders shall cease to have any other rights in and to the Company.
Section 2.10   Company Employee Bonuses.
(a)   At the Acquisition Effective Time, PubCo shall incur the Company’s obligations to pay, and promptly following the Acquisition Effective Time, PubCo shall pay or cause to be paid to each relevant employee of the Company, the bonus payments described in Section 2.10(a) of the Company Disclosure Letter.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to XPAC and each Acquisition Entity the following, except as set forth in the disclosure letter delivered to XPAC and the Acquisition Entities by the Company on the date of this Agreement (the “Company Disclosure Letter”), which exceptions shall, subject to Section 11.10, be deemed to be part of the representations and warranties made in this Article III and such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purpose of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Company Disclosure Letter.
Section 3.1   Organization, Good Standing and Qualification.   Each Group Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted. Each Group Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation) as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Company Material

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Adverse Effect. As of the date of this Agreement, the Organizational Documents of the Company, as in effect as of the date of this Agreement and as previously made available by or on behalf of the Company to XPAC, are true and correct.
Section 3.2   Capitalization and Voting Rights.
(a)   The Group Companies.
(i)   The validly issued share capital, registered capital or charter capital of each Group Company as of the date of this Agreement is set forth in Section 3.2(a)(i) of the Company Disclosure Letter. With respect to the share capital of the Company as of the date of this Agreement, Section 3.2(a)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following (on a holder-by-holder basis), the authorized and issued Company’s Equity Securities, in each case, by type, class and series, as applicable.
(ii)   All Company Shares that are issued and outstanding (A) have been duly authorized and have been validly issued and are fully paid, (B) were issued in compliance in all material respects with applicable Law, and (C) were not issued in breach or violation of any preemptive rights or Contract.
(b)   No Other Securities.   Except as set forth in Section 3.2(b)(i) of the Company Disclosure Letter or as contemplated pursuant to the Company Reorganization, as of the date of this Agreement, (i) there are no authorized, outstanding or issued Equity Securities of any Group Company, (ii) no Group Company is obligated to issue, sell or transfer any Equity Securities of such Group Company, (iii) no Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Group Company, (iv) no Group Company has granted any registration rights or information rights to any other Person, nor is any Group Company obliged to list any of its Equity Securities on any securities exchange, (v) there are no phantom shares and there are no voting or similar agreements entered into by a Group Company which relate to the share capital, registered capital or charter capital of such Group Company, and (vi) no Group Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Group Company on any matter or any agreements to issue such bonds, debentures, notes or other obligations. Section 3.2(b)(ii) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of all Company Options, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires.
Section 3.3   Corporate Structure; Subsidiaries.   Section 3.3 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the organizational chart of the Group Companies. Except as set forth in Section 3.3 of the Company Disclosure Letter, as of the date of this Agreement: (a) none of the Group Companies, directly or indirectly, owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture, limited liability company, association or other business entity, and (b) none of the Group Companies is obligated to make any investment in, acquire any Equity Security of, make any capital contribution to, or on behalf of, any other Person. Except as set forth in Section 3.3 of the Company Disclosure Letter, the Company Reorganization will not result in any material liabilities or expenses to be incurred by any Group Company following the date of this Agreement.
Section 3.4   Authorization.   As of the date of this Agreement, the Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of the Company Shareholder Approval and the approvals set forth in Section 3.4 of the Company Disclosure Letter. Except for receipt of the Company Shareholder Approval and the approvals set forth in Section 3.4 of the Company Disclosure Letter, all corporate actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the

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performance of all its obligations hereunder and thereunder (including any board approval) have been taken prior to the execution and delivery of this Agreement, subject to the filing of the Acquisition Merger Filing Documents. This Agreement and the other Transaction Documents to which the Company is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
Section 3.5   Consents; No Conflicts.   Assuming the representations and warranties in Article IV and Article V are true and correct, except (a) as otherwise set forth in Section 3.5(i) of the Company Disclosure Letter, (b) for the Company Shareholder Approval, (c) for the filing of any other notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; and (d) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been duly obtained or completed (as applicable) and are in full force and effect as of the date of this Agreement, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.5(ii) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under (A) any Governmental Order, (B) any provision of the Organizational Documents of any other Group Company, each as currently in effect, (C) any applicable Law, or (D) any Material Contract, or (ii) result in the creation of any Security Interest upon any of the properties or assets of the Company or any other Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company’s Organizational Documents and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a Company Material Adverse Effect.
Section 3.6   Compliance with Laws; Consents; Permits.   Except as disclosed in Section 3.6 of the Company Disclosure Letter:
(a)   Except as would not have a Company Material Adverse Effect, (i) the Group Companies are, and have been since December 31, 2021, in compliance with all applicable Law, and (ii) to the Knowledge of the Company, none of the Group Companies is under investigation with respect to a violation of any applicable Law.
(b)   Since December 31, 2021, none of the Group Companies has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to any of the Group Companies, or (ii) the need for compliance or remedial actions in respect of the activities carried out by the Group Companies, which revocation, suspension, compliance or remedial actions (or the failure of the Group Companies to undertake them) would have a Company Material Adverse Effect.
(c)   As of the date of this Agreement, none of the Group Companies is engaged in any proceedings, demands, inquiries, hearings or, to the Knowledge of the Company, investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anticorruption Laws or Sanctions, and to the Knowledge of the Company, no such proceeding, demand, inquiry, hearing or investigation has been threatened in writing.

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(d)   For the past 10 years, none of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners, officers, employees, agents or any other Persons acting for or on behalf of any of the Group Companies has (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anticorruption (governmental or commercial) Laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, the Brazilian Anti-Corruption Law (Federal Law No. 12,846/2013), Brazilian Federal Law No. 8,666/1993, Brazilian Decree-Law No. 2,848/1940, Brazilian Federal Law No. 9,613/1998, Brazilian Federal Law No. 8,137/1990, Brazilian Decree-Law No. 8,420/2015, Brazilian Federal Law No. 8,429/1992, Brazilian Federal Law No. 12,813/2013, Brazilian Federal Law No. 9,504/1997 and Brazilian Federal Law No. 14,133/2021 (collectively, “Anticorruption Laws”), (ii) been in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting any of the Group Companies, or any agent or any other Person acting for or on behalf of any of any Group Company, in obtaining or retaining business for or with, or in directing business to, any Person, or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.
(e)   For the past 10 years, none of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners or officers has been found by a Governmental Authority to have violated any Anticorruption Laws or has been subject to any indictment or any government investigation with respect to any Anticorruption Laws.
(f)   None of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners, officers or employees, or any agent or any other Person acting for or on behalf of any of the Group Companies, is a Prohibited Person. None of the Group Companies has in the past five years knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person, in violation of Sanctions.
(g)   Each of the Group Companies has all approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect (the “Material Permits”).
(h)   In the past five years, the Group Companies and, to the Knowledge of the Company, the Group Companies’ respective directors, officers and any of the Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, have been in material compliance with all applicable Customs and International Trade Laws. In the past five years, the Group Companies, in all material respects, (i) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, or revocation of a Customs and International Trade Authorization, or debarment or denial of future Customs and International Trade Authorizations in connection with any violation of any applicable Customs and International Trade Laws, and (ii) have not received any actual or threatened claims or requests in writing for information by a Governmental Authority with respect to Customs and International Trade Authorizations and compliance with applicable Customs and International Trade Laws and have not made any disclosures to any Governmental Authority with respect to any noncompliance with any applicable Customs and International Trade Laws.
(i)   In the past five years, the Group Companies and the Group Companies’ respective directors, officers, employees and any other Persons acting on their behalf and, to the Knowledge of the Company, the Affiliates of each Group Company, in each case in connection with the operation of the business of the Group Companies, have been in material compliance with any applicable Sanctions. In the past

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five years, (i) no Governmental Authority has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or employees or any other Persons acting on their behalf or, to the Knowledge of the Company, any Affiliate of any of the Group Companies, in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no claims, actual or threatened in writing, or requests for information by a Governmental Authority received by a Group Company with respect to the Group Companies’ or, to the Knowledge of the Company, any of their respective Affiliates’ compliance with applicable Sanctions, and (iii) and no disclosures have been made to any Governmental Authority with respect to any actual or potential noncompliance with applicable Sanctions. As of the Acquisition Effective Time, the Group Companies will have policies and procedures reasonably designed to promote compliance with applicable Sanctions.
Section 3.7   Tax Matters.   Except as disclosed in Section 3.7 of the Company Disclosure Letter:
(a)   All material Tax Returns required to be filed by or with respect to each Group Company have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by any Group Company have been or will be paid in a timely fashion whether or not shown as due and payable on any Tax Return, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS. Each Group Company has timely and properly withheld and paid to the applicable Tax authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, or equityholder.
(b)   No material deficiencies for any Taxes of a Group Company have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding with respect to any material Tax Returns or material Taxes of a Group Company has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding. No Group Company has agreed to any extension or waiver of the statute of limitations applicable to any material Tax or material Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency for a material Tax, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending (other than an automatic extension of time not requiring the consent of the applicable Tax authority). No Group Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Tax authority) within which to file any material Tax Return. No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. None of the Group Companies has taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).
Section 3.8   Financial Statements.
(a)   The Company has delivered the Brazilian GAAP Financial Statements and the 2021 Management Accounts to XPAC. The Brazilian GAAP Financial Statements (i) were prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with Brazilian GAAP applied (except as disclosed therein) on a consistent basis throughout the periods involved. The 2021 Management Accounts (i) were prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with IFRS,

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except that the 2021 Management Accounts (x) are subject to normal year-end adjustments, (y) may not include the footnotes required under Brazilian GAAP and (z) may not include a cash flow statement).
(b)   The PCAOB Financial Statements to be delivered by the Company in accordance with Section 6.6(a)(i), when so delivered, will (i) have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, (iii) have been prepared in accordance with IFRS applied (except as disclosed therein) on a consistent basis throughout the periods involved, (iv) have been audited in accordance with the standards of the PCAOB by the Independent Auditors, and (v) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X). The Independent Auditors are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the SEC and the PCAOB and as required by the Securities Act.
(c)   The Company maintains a system of internal accounting controls which the Company reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d)   Since January 1, 2020, the Company Board has not been made aware in writing of (i) any fraud that involves the Company’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (ii) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law. Since December 31, 2021, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company to the Company Board, board of officers or any committee thereof or to any director or officer of the Company.
Section 3.9   Absence of Changes.   Except as set forth in Section 3.9 of the Company Disclosure Letter or as contemplated pursuant to the Company Reorganization, since December 31, 2021, (a) to the date of this Agreement the Group Companies have operated their business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (b) there has not been any Company Material Adverse Effect.
Section 3.10   Actions.   Except as set forth in Section 3.10 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting any of the Group Companies, and (b) there is no judgment or award unsatisfied against any of the Group Companies, nor is there any Governmental Order in effect and binding on any of the Group Companies or their respective assets or properties.
Section 3.11   Liabilities.   None of the Group Companies has any Liabilities, except for Liabilities (a) set forth in the 2021 Management Accounts that have not been satisfied since December 31, 2021, (b) that are Liabilities incurred since December 31, 2021 in the Ordinary Course or as contemplated pursuant to the Company Reorganization, (c) that are executory obligations under any Contract to which any of the Group Companies is a party or by which it is bound, (d) set forth in Section 3.11 of the Company Disclosure Letter, (e) arising in connection with the incurrence of Permitted Refinancing Indebtedness, Permitted Indebtedness, or Additional Permitted Indebtedness (if applicable), (f) arising in connection with a Receivables Financing, (g) arising under this Agreement or other Transaction Documents, or (h) which would not have a Company Material Adverse Effect.

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Section 3.12   Commitments.
(a)   Section 3.12(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement and, as of the date of this Agreement, no Group Company is a party to or bound by any Material Contract that is not listed in Section 3.12(a) of the Company Disclosure Letter.
(b)   Except as would not have a Company Material Adverse Effect (i) each Material Contract listed on Section 3.12(a) of the Company Disclosure Letter is a valid and binding agreement of the relevant Group Company as of the date of this Agreement, the performance of which by such Group Company does not violate any applicable Law or Governmental Order, and each such Material Contract is in full force and effect and enforceable against the parties thereto in accordance with its terms, except (A) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and (B) as may be limited by Laws relating to the availability of specific performance, injunctive relief or other remedies in the nature of equitable remedies, and (ii) the relevant Group Company has duly performed all of its obligations under each such Material Contract to which it is a party to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred.
Section 3.13   Title; Properties.
(a)   Each of the Group Companies has good and valid title to all of the assets (other than Intellectual Property which in each case is addressed in Section 3.14) owned by it, whether tangible or intangible, and in each case free and clear of all Security Interests, other than Permitted Encumbrances.
(b)   The Group Companies have good and marketable title to, or have valid rights to lease pursuant to their respective leases or leasehold interests (including tenancies) (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $2,000,000 (or its equivalent in any other currency) on an annual basis, a “Company Material Lease”) or otherwise use, all real property occupied by the Group Companies, in each case, free and clear of all liens, encumbrances, claims and defects and imperfections of title except as set forth in Section 3.13(b)(i) of the Company Disclosure Letter. Section 3.13(b)(ii) of the Company Disclosure Letter sets forth as of the date of this Agreement the parties to each Company Material Lease and the address of the property demised under each such Company Material Lease as of the date of this Agreement. Except as would not have a Company Material Adverse Effect, each Company Lease is in compliance with applicable Law and all Governmental Orders required under applicable Law in respect of any Company Lease have been obtained, including with respect to the operation of property and conduct of business as now conducted by the relevant Group Company which is a party to such Company Lease.
(c)   Except as set forth in Section 3.13(c) of the Company Disclosure Letter, as of the date hereof, no Company Lease nor any real estate properties owned by any Group Company comprises any portion of land that is a Rural Land.
Section 3.14   Intellectual Property Rights.
(a)   Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete (in all material respects) list of all of the following Intellectual Property that is owned by, and material to, any of the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; and (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”). Except as provided in Section 3.14(a) of the Company Disclosure Letter, all of the Company Registered Intellectual Property is subsisting, all of the Company Registered Intellectual Property is valid (except for any pending applications included therein, which are, to the Knowledge of the Company, valid), and to the Knowledge of the Company, all Company Registered Intellectual Property is enforceable in all material

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respects. None of the Owned Intellectual Property material to the operation of the business of any of the Group Companies has been adjudged invalid or unenforceable in whole or material part, and to the Knowledge of the Company, all material Owned Intellectual Property is valid and enforceable in all material respects. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, including the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial), for the purpose of maintaining each material item of the Company Registered Intellectual Property.
(b)   Except as set forth in Section 3.14(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Group Companies are the sole and exclusive owners of all right, title and interest in and to all material Owned Intellectual Property and have a license, sublicense or otherwise possesses valid rights to use, license, sublicense, resell and commercialize (as currently used, licensed, sublicensed, resold and commercialized by the Group Companies) all other material Licensed Intellectual Property, in each case, free and clear of all liens (other than Permitted Encumbrances). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Owned Intellectual Property and the Licensed Intellectual Property, along with the other Intellectual Property to which the Group Companies have a valid right to use, when used within the scope of the applicable Contracts under which any of the Group Companies obtains the right to use, or a covenant not to be sued under, any material Intellectual Property from any third party, include all of the Intellectual Property necessary for, or used or held for use in, the conduct of each Group Company’s business as currently conducted in all material respects. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, to the Knowledge of the Company, all Licensed Intellectual Property used by each Group Company is duly licensed and used within the scope of its licenses in all material respects.
(c)   Except as set forth in Section 3.14(c)(i) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not in the past five years infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. Except as set forth in Section 3.14(c)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property in any material respect, and in the past five years no such claims have been made in writing against any third party by any of the Group Companies.
(d)   Except as set forth in Section 3.14(d) of the Company Disclosure Letter, there is no Action pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, and no Group Company has in the past five years received any written notice from any Person pursuant to which any Person is (i) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party, or (ii) contesting the scope, use, ownership, validity or enforceability of any of the material Owned Intellectual Property. To the Knowledge of the Company, none of the material Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property in any material respect.
(e)   Except as set forth in Section 3.14(e) of the Company Disclosure Letter, no past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership or other rights in any material Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies pursuant to a Contract with a Group

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Company). Each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of any of the Group Companies who are or were engaged in creating or developing any material Owned Intellectual Property for the Group Companies has executed and delivered a written agreement (or has similar obligations pursuant to Law), pursuant to which such Person has, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to its obligation to assign material Intellectual Property to any Group Company.
(f)   Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Owned Intellectual Property the value of which to any Group Company is contingent upon maintaining the confidentiality thereof.
(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, except as disclosed in Section 3.14(g) of the Company Disclosure Letter, to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority has been or is being used in any material respect to create, in whole or in material part, any material Owned Intellectual Property.
(h)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the material Owned Intellectual Property (“Group Company Software”). Except as disclosed on Section 3.14(h) of the Company Disclosure Letter, no source code for any material Group Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not or was not, as of the date of such delivery, an employee or contractor of a Group Company (or a Person acting for or on behalf of a Group Company) subject to confidentiality obligations in a Contract (or similar obligations pursuant to law) to the Group Company with respect to such source code (a “Permitted Person”). Except as disclosed on Section 3.14(h) of the Company Disclosure Letter, the Group Company Software constitute original works compiled or prepared by service providers duly contracted to develop such services and/or by employees of the Group Companies within the scope of their employment, the right, title and interest (including copyright to such Software) being vested in the Group Companies. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any material Group Company Software to any escrow agent or other Person (other than a Permitted Person). To the Knowledge of the Company, the Group Company Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that would (i) materially disrupt or materially and adversely affect the functionality of the Group Company Software, or (ii) enable or assist any Person to access without authorization, any Group Company Software, in each case in any material respect.
(i)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Group Companies own, or have valid rights to access and use all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment used by any Group Company as currently accessed, used, resold and commercialized by the Group Companies in all material respects (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted in all material respects. The Group Companies have taken commercially reasonable actions designed to protect the confidentiality, integrity and security of the Company IT Systems (and information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable procedures relating to (i) cybersecurity, (ii) data backup, (iii) disaster avoidance and recovery, and (iv) business continuity.
(j)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have incorporated any Open Source

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Software in, or used any Open Source Software in connection with, any Group Company Software or any other Software developed, licensed, distributed, used or otherwise exploited by any of the Group Companies in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any portion of any material proprietary Group Company Software source code or that would otherwise transfer the rights of ownership in any material Owned Intellectual Property of any of the Group Companies to any Person. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies.
Section 3.15   Privacy and Cybersecurity.
(a)   Except as disclosed on Section 3.15(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Group Companies, and, to the Knowledge of the Company, any Person acting for or on behalf of any of the Group Companies have complied with (i) all applicable Privacy Laws, including the Brazilian General Data Protection Law (Brazilian Federal Law No. 13,709/2018) (“LGPD”), (ii) all of such Group Company’s binding and applicable policies and notices regarding the Processing of Personal Information, and (iii) all of such Group Company’s applicable contractual obligations with respect to cybersecurity and the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information (“Privacy and Cybersecurity Requirements”). Except as disclosed on Section 3.15(a) of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have in the past five years (a) received any written notice of any requests (including from individuals exercising their rights under Privacy Laws) or claims of (including written notice from third parties acting on its or their behalves), nor have any of the Group Companies been charged with, a violation of any Privacy and Cybersecurity Requirements, or (b) been subject to any threatened investigations, notices or requests from any Governmental Authority in relation to their data Processing activities or any alleged breaches of any Privacy and Cybersecurity Requirements.
(b)   Each of the Group Companies has implemented and maintained commercially reasonable safeguards designed to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, transfer, use, modification or disclosure.
(c)   (i) There have been no material breaches, security incidents, misuse of or unauthorized access to, or unauthorized use, transfer, disclosure, corruption, destruction or loss of, any Personal Information in the possession or control of any of the Group Companies or collected, used or Processed by or on behalf of any of the Group Companies, and (ii) in the past five years, none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of Personal Information. Each of the Group Companies has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.
Section 3.16   Labor and Employee Matters.
(a)   Except as disclosed in Section 3.16(a) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) each Group Company has complied with all applicable Law related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, minimum employment and retirement age, social welfare, equal opportunity, discrimination, worker classification, occupational health and safety, statutory regular health check, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization and collective bargaining, trade union, employment agreements, compulsory employment insurance, internal labor rules, company regulations, labor discipline, foreign employees, work and residence permits, public holiday and leaves, labor contracts, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements, (ii) there is no pending or, to the Knowledge of the Company,

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threatened in writing Action relating to the violation of any applicable Law by any Group Company related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, commissioners, officers, consultants or contractors with any Governmental Authority or any Group Company, and (iii) the Group Companies have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime, and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to any of the Group Companies in accordance with such classifications.
(b)   Section 3.16(b) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Benefit Plan. With respect to each material Benefit Plan, the Company has made available to XPAC, to the extent applicable, true, complete and correct copies of (A) such Benefit Plan, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles (or, if not written a written summary of its material terms) and (B) the most recent summary plan description, including any summary of material modifications.
(c)   Except as would not have a Company Material Adverse Effect, (i) each of the Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all applicable Law, and all contributions to, and payments for each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any such Liability to any of the Group Companies under such Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened in writing Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions, (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration, and (iv) each Group Company is in compliance with all applicable Laws and Contracts relating to its provision of any form of Social Insurance, and has paid, or made provision for the payment of, all Social Insurance contributions required under applicable Law and Contracts.
(d)   Except as disclosed in Section 3.16(d) of the Company Disclosure Letter, neither the execution of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) will (i) result in any payment becoming due to any Company employees or any current or former director, officer, employee, independent contractor or consultant of any Group Company; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans, (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or (iv) result in any payments or benefits that, individually or in combination with any other payment, would constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. All Benefit Plans comply in all material respects with all applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(e)   Except as disclosed in Section 3.16(e) of the Company Disclosure Letter, none of the Group Companies or any ERISA Affiliate thereof has any Liability with respect to or under (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA.
(f)   Except as disclosed in Section 3.16(f) of the Company Disclosure Letter or as would not result in a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of any Group Company is represented by a Union, (ii) none of the Group Companies is negotiating any collective bargaining agreement or other Contract with any Union, (iii) to the Knowledge of the Company, (A) there is no effort currently being made or threatened by or on behalf of any Union to

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organize any employees of any of the Group Companies, and (B) there has been no such effort in the past five years, and (iv) there are no labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against any of the Group Companies, and, to the Knowledge of the Company, there have been no such troubles for the past five years. No notice, consent or consultation obligations with respect to any employee of any of the Group Companies or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.
Section 3.17   Brokers.   Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any of the Group Companies.
Section 3.18   Proxy/Registration Statement.   The information supplied by the Group Companies in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) each time the Proxy/Registration Statement is confidentially submitted to, or filed with, the SEC, (b) the time the Proxy/Registration Statement is declared effective, (c) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (d) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 3.19   Environmental Matters.
(a)   Except as disclosed in Section 3.19(a) of the Company Disclosure Letter or as would not result in a Company Material Adverse Effect (i) the Group Companies are, and have been, for the past 10 years, in compliance with all Environmental Laws and have obtained and maintain all Environmental Licenses, (ii) no Action is pending or threatened to revoke, terminate, or suspend any Environmental License, (iii) there is no Action and there are no existing facts or circumstances that could be expected to result in any Environmental License being revoked or modified, or that may result in an such Environmental License not being renewed by the relevant Governmental Authority, (iv) no Group Company is party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws, (v) to the Knowledge of the Company, no conditions currently exist with respect to Leased Real Property that would reasonably be expected to result in any Group Company incurring liabilities or obligations under Environmental Laws, and (vi) to the Knowledge of the Company, no portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and Environmental Licenses
(b)   Section 3.19(b) of the Company Disclosure Letter contains a true and correct list of all the material Environmental Licenses required for the Companies to conduct their respective businesses as they are currently being conducted and all such Environmental Licenses are valid and in full force and effect or, if applicable, a request or renewal application has been filed in a timely manner and is pending approval by the relevant Governmental Authority.
Section 3.20   Insurance.   Each of the Group Companies has the insurance policies set forth in Section 3.20 of the Company Disclosure Letter covering such risks and in such amounts of coverage as the Company deems to be reasonable and appropriate for Persons conducting business in the industries and geographies in which the Group Companies operate, such risks and amounts of coverage as set forth in Section 3.20 of the Company Disclosure Letter. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, except as would not result in a Company Material Adverse Effect.
Section 3.21   Customers and Suppliers.   Except as disclosed in Section 3.21 of the Company Disclosure Letter, as of the date hereof, no Group Company has received any written or, to the Knowledge

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of the Company, oral notice that any Material Customer or any Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.
Section 3.22   Company Related Parties.   Except as set forth in Section 3.22 of the Company Disclosure Letter, (a) the Company has not engaged in any transactions with Company Related Parties that would be required to be disclosed in the Proxy/Registration Statement, and (b) there are no transactions or Contracts in effect between a Group Company and its Company Related Parties as of the date of this Agreement.
Section 3.23   Investigation.   Notwithstanding anything contained in this Agreement, each of the Group Companies has made its own investigation of XPAC and neither XPAC nor any of its equityholders, partners, members and Representatives, including the Sponsor, is making any representation or warranty whatsoever, express or implied, beyond those expressly given by XPAC in Article IV.
Section 3.24   Company Board Approval.   The Company Board has unanimously approved and declared advisable the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions to which the Company is a party.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF XPAC
XPAC hereby represents and warrants to the Company the following, except as set forth in (i) the XPAC SEC Filings (excluding any disclosures in any risk factors section that do not constitute statements of fact, it being acknowledged that nothing disclosed in such XPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 or Section 4.13), or (ii) the disclosure letter delivered to the Company by XPAC on the date of this Agreement (the “XPAC Disclosure Letter”), which exceptions shall, in the case of clause (ii), be subject to Section 11.10 and be deemed to be part of the representations and warranties made in this Article IV and such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purpose of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such XPAC Disclosure Letter.
Section 4.1   Organization, Good Standing, Corporate Power and Qualification.   XPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. XPAC is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a XPAC Material Adverse Effect. As of the date of this Agreement, the XPAC Articles of Association as previously made available by or on behalf of XPAC to the Company is true and correct.
Section 4.2   Capitalization and Voting Rights.
(a)   Capitalization of XPAC.
(i)   The validly issued share capital of XPAC as of the date of this Agreement is set forth in Section 4.2(a)(i) of the XPAC Disclosure Letter which sets forth, as of the date of this Agreement, the following (on a holder-by-holder basis) (i) outstanding Equity Securities of XPAC, by type, class and series, as applicable and (ii) warrants and other Equity Securities purchase rights, if any. As of the date of this Agreement, no XPAC Preference Shares are outstanding.
(ii)   All XPAC Shares that are issued and outstanding (A) have been duly authorized and have been validly issued and are fully paid, (B) were issued in compliance in all material respects with applicable Law, and (C) were not issued in breach or violation of any preemptive rights or Contract.

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(b)   No Other Securities.   Except as set forth in Section 4.2(a)(i) of the XPAC Disclosure Letter, (i) there are no authorized, outstanding or issued Equity Securities of XPAC, (ii) XPAC is not obligated to issue, sell or transfer any Equity Securities of XPAC, (iii) other than the XPAC Articles of Association, XPAC is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of XPAC, (iv) XPAC has not granted any registration rights or information rights to any other Person, nor, upon consummation of the Business Combination, will XPAC be obligated to list any of its Equity Securities on any securities exchange, (v) there are no phantom shares and there are no voting or similar agreements entered into by XPAC which relate to the share capital, registered capital or charter capital of XPAC, and (vi) XPAC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the XPAC Shareholders on any matter or any agreements to issue such bonds, debentures, notes or other obligations.
(c)   XPAC does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture, limited liability company, association or other business entity.
Section 4.3   Corporate Structure; Subsidiaries.   XPAC is not obligated to make any investment in, acquire any Equity Security of, make any capital contribution to, or on behalf of, any other Person.
Section 4.4   Authorization.   XPAC has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of XPAC Shareholders’ Approval. All corporate actions on the part of XPAC necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations hereunder and thereunder (including any board approval) have been taken prior to the execution and delivery of this Agreement, subject to (a) obtaining XPAC Shareholders’ Approval, and (b) the filing of the Initial Merger Filing Documents. This Agreement and the other Transaction Document to which XPAC is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of XPAC, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The only vote of holders of any class or series of capital stock of XPAC that will be necessary to approve and adopt this Agreement and the Transactions contemplated hereby is the XPAC Shareholders’ Approval.
Section 4.5   Consents; No Conflicts.   Assuming the representations and warranties in Article III are true and correct, except (a) as otherwise set forth in the XPAC Disclosure Letter, (b) for the XPAC Shareholders’ Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (d) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a XPAC Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of XPAC, have been duly obtained or completed (as applicable) and are in full force and effect as of the date of this Agreement. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by XPAC does not, and the consummation by XPAC of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of XPAC) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of XPAC, each as currently in effect, (C) any applicable Law, (D) any Contract to which XPAC is a party or by which its assets are

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bound, or (ii) result in the creation of any Security Interest upon any of the properties or assets of XPAC other than any restrictions under federal or state securities laws, this Agreement or the XPAC Articles of Association, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a XPAC Material Adverse Effect.
Section 4.6   Tax Matters.   All material Tax Returns required to be filed by or with respect to XPAC have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by XPAC have been or will be paid in a timely fashion whether or not shown as due and payable on any Tax Return, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with GAAP. XPAC has timely and properly withheld and paid to the applicable Tax authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, or equityholder. No material deficiencies for any Taxes of XPAC have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding with respect to any material Tax Returns or material Taxes of XPAC has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding. XPAC has not agreed to any extension or waiver of the statute of limitations applicable to any material Tax or material Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency for a material Tax, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending (other than an automatic extension of time not requiring the consent of the applicable Tax authority). XPAC is not the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Tax authority) within which to file any material Tax Return. No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where XPAC does not file Tax Returns that XPAC is or may be subject to taxation by that jurisdiction. XPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).
Section 4.7   Financial Statements.
(a)   The financial statements of XPAC contained in XPAC SEC Filings (the “XPAC Financial Statements”) (i) have been prepared in accordance with the books and records of XPAC, (ii) fairly present in all material respects the financial condition and position of XPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of XPAC on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with GAAP applied (except as disclosed therein) on a consistent basis throughout the periods involved.
(b)   XPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to XPAC is made known to the management of XPAC by others within XPAC, and (ii) effective in all material respects to perform the functions for which they were established. XPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization, and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c)   Neither XPAC nor, to the Knowledge of XPAC, any Representative of XPAC, has (i) been made aware in writing of any fraud that involves the XPAC’s management who have a role in the preparation of financial statements, or (ii) received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of XPAC with respect to the XPAC Financial Statements or the internal accounting controls of XPAC, including any written complaint, allegation, assertion or claim that XPAC has engaged in questionable accounting or auditing practices. No attorney representing XPAC, whether or not employed by XPAC, has reported evidence of a violation of securities Laws,

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breach of fiduciary duty or similar violation by XPAC or any of its Representatives to the XPAC Board or any committee thereof or to any director or officer of XPAC.
(d)   XPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities incurred after the XPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, and (ii) obligations and liabilities reflected, or reserved against, in the XPAC Financial Statements or as set forth in Section 4.7(d) of the XPAC Disclosure Letter.
Section 4.8   Absence of Changes.
(a)   Since the XPAC Accounts Date, (i) to the date of this Agreement XPAC has operated its business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (ii) there has not been any XPAC Material Adverse Effect.
(b)   Between the XPAC Accounts Date and the date of this Agreement, except (i) as set forth in Section 4.8(b) of the XPAC Disclosure Letter, or (ii) as required by applicable Law or an order by a Governmental Authority, XPAC has used commercially reasonable efforts to preserve intact the present business organizations of XPAC.
Section 4.9   Actions.   Except as set forth in Section 4.9 of the XPAC Disclosure Letter or as would not have a XPAC Material Adverse Effect, (a) there is no Action pending or, to the Knowledge of XPAC, threatened in writing against or affecting XPAC, and (b) there is no judgment or award unsatisfied against XPAC, nor is there any Governmental Order in effect and binding on XPAC or its assets or properties.
Section 4.10   Brokers.   Except as set forth in Section 4.10 of the XPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of XPAC or any of its Affiliates.
Section 4.11   Proxy/Registration Statement.   The information supplied by XPAC in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) each time the Proxy/Registration Statement is confidentially submitted to, or filed with, the SEC, (b) the time the Proxy/Registration Statement is declared effective, (c) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (d) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that XPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Section 4.12   SEC Filings.   XPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “XPAC SEC Filings”). Each of the XPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such XPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such filing), the XPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any XPAC SEC Filing. To the Knowledge of XPAC, none of the XPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

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Section 4.13   Trust Account.   As of the date of this Agreement, XPAC has at least $219,000,000 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of July 29, 2021, between XPAC and CST, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). As of the date hereof, XPAC has not released any money from the Trust Account (other than interest earned thereon as permitted by the Trust Agreement). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the XPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than XPAC Shareholders holding XPAC Ordinary Shares (prior to the Acquisition Effective Time) sold in XPAC’s IPO who shall have elected to redeem their XPAC Ordinary Shares (prior to the Acquisition Effective Time) pursuant to the XPAC Articles of Association) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all XPAC Share Redemptions. There are no Actions pending or, to the Knowledge of XPAC, threatened with respect to the Trust Account. XPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Acquisition Closing, the obligations of XPAC to dissolve or liquidate pursuant to the XPAC Articles of Association shall terminate, and as of the Acquisition Closing, XPAC shall have no obligation whatsoever pursuant to the XPAC Articles of Association to dissolve and liquidate the assets of XPAC by reason of the consummation of the Transactions. To the Knowledge of XPAC, as of the date of this Agreement, following the Acquisition Closing, no XPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such XPAC Shareholder has exercised a XPAC Share Redemption. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Company with its obligations hereunder, XPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to XPAC on the Acquisition Closing Date.
Section 4.14   Investment Company Act; JOBS Act.   XPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. XPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 4.15   Business Activities.
(a)   Since its incorporation, XPAC has not conducted any business activities other than activities related to XPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the XPAC Articles of Association or as otherwise contemplated by the Transaction Documents and the Transactions, there is no Contract to which XPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of XPAC or any acquisition of property by XPAC or the conduct of business by XPAC as currently conducted or as contemplated to be conducted as of the Acquisition Closing.
(b)   Except for the Transactions, XPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, XPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.
Section 4.16   Nasdaq Listing.   XPAC Class A Ordinary Shares, XPAC Warrants and XPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “XPAX”, “XPAXW” and “XPAXU”, respectively. XPAC is in compliance with the rules of Nasdaq and there is no Action pending or, to the Knowledge of XPAC, threatened against XPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister XPAC Class A Ordinary

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Shares, XPAC Warrants or XPAC Units or terminate the listing thereof on Nasdaq. XPAC has not taken any action in an attempt to terminate the registration of XPAC Class A Ordinary Shares, XPAC Warrants or XPAC Units under the Exchange Act except as contemplated by this Agreement.
Section 4.17   Board Approval.   The XPAC Board has unanimously (a) determined that this Agreement, the Mergers and the other Transactions are in the best interests of XPAC and constitute a Business Combination, (b)(i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, any PIPE Subscription Agreements, the Voting and Support Agreement, the Registration Rights Agreement and the execution, delivery and performance thereof, (c) made the XPAC Board Recommendation, and (d) directed that this Agreement, the Plan of Initial Merger and the Initial Merger transaction be submitted to the shareholders of XPAC for their adoption and/or approval.
Section 4.18   PIPE Investments.
(a)   On or prior to the Initial Merger Effective Time, XPAC shall deliver to the Company true, correct and complete copies of each of the PIPE Subscription Agreements, if any, pursuant to which the PIPE Investors shall have committed to provide equity financing to PubCo solely for purposes of consummating the Transactions in the aggregate purchase price set forth therein (the “Investment Amount”). With respect to each PIPE Subscription Agreement entered into with a PIPE Investor that is not an Affiliate of XPAC, to the Knowledge of XPAC, as of the Initial Merger Effective Time and the Acquisition Effective Time, such PIPE Subscription Agreement will be in full force and effect and shall not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect shall be contemplated by XPAC. With respect to each PIPE Subscription Agreement entered into with a PIPE Investor that is an Affiliate of XPAC, as of the Initial Merger Effective Time and the Acquisition Effective Time, such PIPE Subscription Agreement will be in full force and effect and will not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect shall be contemplated by XPAC. As of the Initial Merger Effective Time and the Acquisition Effective Time, each PIPE Subscription Agreement will be a legal, valid and binding obligation of XPAC and each PIPE Investor that is an Affiliate of XPAC, and neither the execution or delivery by XPAC or any PIPE Investor that is an Affiliate of XPAC nor the performance of XPAC’s obligations or the obligations of any PIPE Investor that is an Affiliate of XPAC under any such PIPE Subscription Agreement will violate any Laws. As of the Initial Merger Effective Time, there shall be no other agreements, side letters, or arrangements between XPAC and any PIPE Investor relating to any PIPE Subscription Agreement that could affect in any material respect the obligation of such PIPE Investor to fund the relevant Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor and, as of the Initial Merger Effective Time, XPAC will not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or any Investment Amount not being made available to PubCo on the Acquisition Closing Date consistent with the terms and conditions hereof including Section 9.4. As of the Initial Merger Effective Time, no event will have occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of XPAC under any material term or condition of any PIPE Subscription Agreement and XPAC will not have a reason to believe that XPAC or any PIPE Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. As of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreements will contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the relevant Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.
(b)   Except as set forth in Section 4.18(b) of the XPAC Disclosure Letter and except as set forth in any PIPE Subscription Agreement, no fees, consideration or other discounts will be payable or will have been agreed to be paid by XPAC or any of its Affiliates (including, from and after the Acquisition Closing, the Newco Surviving Entity and its Subsidiaries) to any PIPE Investor or any other Person in respect of the investment by any PIPE Investor.

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Section 4.19   XPAC Related Parties.   Except as set forth in Section 4.19 of the XPAC Disclosure Letter, XPAC has not engaged in any transactions with XPAC Related Parties that would be required to be disclosed in the Proxy/Registration Statement, and (b) there are no transactions or Contracts in effect between XPAC and XPAC Related Parties as of the date of this Agreement.
Section 4.20   Compliance with Laws.
(a)   As of the date of this Agreement, XPAC is not engaged in any proceedings, demands, inquiries, hearings or, to the Knowledge of XPAC, investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anticorruption Laws or Sanctions, and to the Knowledge of XPAC, no such proceeding, demand, inquiry, hearing or investigation has been threatened in writing.
(b)   For the past 10 years, none of XPAC nor, to the Knowledge of XPAC, any of its directors, officers, employees, agents or any other Persons acting for or on their behalf has (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable Anticorruption Laws, (ii) been in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting XPAC, or any agent or any other Person acting for or on behalf of XPAC, in obtaining or retaining business for or with, or in directing business to, any Person, or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.
(c)   For the past 10 years, neither XPAC nor, to the Knowledge of XPAC, any of its directors, or officers has been found by a Governmental Authority to have violated any Anticorruption Laws or has been subject to any indictment or any government investigation with respect to any Anticorruption Laws.
(d)   Neither XPAC nor, to the Knowledge of XPAC, any of its directors, officers or employees, or any agent or any other Person acting for or on behalf of XPAC, is a Prohibited Person. In the past five years, XPAC has not knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person, in violation of Sanctions.
(e)   In the past five years, XPAC and its directors, officers, employees and any other Persons acting on their behalf and, to the Knowledge of XPAC, neither XP Inc. nor any investment fund or portfolio company controlled or managed by the Sponsor (if any), have been in material compliance with any applicable Sanctions. In the past five years, (i) no Governmental Authority has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against XPAC or any of its directors, officers or employees or any other Persons acting on their behalf or, to the Knowledge of XPAC, XP Inc. or any investment fund or portfolio company controlled or managed by the Sponsor (if any), in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no claims, actual or threatened in writing, or requests for information by a Governmental Authority received by XPAC with respect to the compliance by XPAC or, to the Knowledge of XPAC, XP Inc. or any investment fund or portfolio company controlled or managed by the Sponsor (if any) with applicable Sanctions, and (iii) and no disclosures have been made to any Governmental Authority with respect to any actual or potential noncompliance with applicable Sanctions. XPAC has policies and procedures reasonably designed to promote compliance with applicable Sanctions.
Section 4.21   No Outside Reliance.   Notwithstanding anything contained in this Agreement, each of XPAC and its equityholders, partners, members and Representatives, including the Sponsor, has made its own investigation of the Group Companies and neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to

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condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Except as otherwise expressly set forth in this Agreement, XPAC understands and agrees that any assets, properties and business of the Group Companies are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES
PubCo, Merger Sub 1 and Merger Sub 2 (each, an “Acquisition Entity”) hereby jointly and severally represent and warrant to XPAC, the following:
Section 5.1   Organization, Good Standing, Corporate Power and Qualification.   Each Acquisition Entity is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate properties and assets, to carry on its business as presently conducted and contemplated to be conducted. As of the date of this Agreement, the Organizational Documents of the Acquisition Entities as previously made available by or on behalf of the Acquisition Entities to XPAC are true and correct.
Section 5.2   Capitalization and Voting Rights.
(a)   Capitalization.   As of the date of this Agreement, the authorized share capital of PubCo consists of one share (the “PubCo Share”) which is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 1 consists of one share (the “Merger Sub 1 Share”) which is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 2 consists of one share (the “Merger Sub 2 Share”) which is issued and outstanding as of the date of this Agreement. The PubCo Ordinary Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract. The PubCo Share is and will continue to be owned by Wilson Ernesto da Silva until the Initial Merger Effective Time, and PubCo owns all Equity Securities in Merger Sub 1 and Merger Sub 2.
(b)   No Other Securities.   Except as set forth in Section 5.2(a), (i) no Acquisition Entity has authorized, outstanding or issued any Equity Securities, (ii) no Acquisition Entity is obligated to issue, sell or transfer any Equity Securities, (iii) no Acquisition Entity is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Acquisition Entity, (iv) no Acquisition Entity has granted any registration rights or information rights to any other Person, (v) there are no phantom shares and there are no voting or similar agreements entered into by any Acquisition Entity which relate to the share capital, registered capital or charter capital of such Acquisition Entity, and (vi) no Acquisition Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Acquisition Entity on any matter or any agreements to issue such bonds, debentures, notes or other obligations.
(c)   PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Merger Sub 1 and Merger Sub 2 and, as of the Acquisition Closing Date, Merger Sub 1 and Newco Surviving Entity and, indirectly, the other Group Companies. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.
Section 5.3   Corporate Structure; Subsidiaries.   No Acquisition Entity is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

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Section 5.4   Authorization.   Each Acquisition Entity has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Initial Merger Filing Documents and the Acquisition Merger Filing Documents. This Agreement and the other Transaction Document to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
Section 5.5   Consents; No Conflicts.   Assuming the representations and warranties in Article III are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of each Acquisition Entity, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which it is or will be a party by each Acquisition Entity does not, and the consummation by such Acquisition Entity of the transactions contemplated hereby and thereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Acquisition Entity) or cancellation under, (a) (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Acquisition Entity, (iii) any applicable Law, (iv) any Contract to which such Acquisition Entity is a party or by which its assets are bound, or (b) result in the creation of any Security Interest upon any of the properties or assets of such Acquisition Entity other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of such Acquisition Entity, except in the case of sub-clauses (i), (iii), and (iv) of clause (a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions.
Section 5.6   Absence of Changes.   Since the date of its incorporation, each Acquisition Entity has operated its business in the Ordinary Course.
Section 5.7   Actions.   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions, (a) there is no Action pending or, to the Knowledge of XPAC, threatened in writing against or affecting any Acquisition Entity, and (b) there is no judgment or award unsatisfied against such Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties.
Section 5.8   Brokers.   Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity or any of its Affiliates.
Section 5.9   Proxy/Registration Statement.   The information supplied by each Acquisition Entity in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment

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thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (c) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Section 5.10   Business Activities.   Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Acquisition Closing except as expressly contemplated by the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
Section 5.11   PIPE Investment.
(a)   On or prior the Initial Merger Effective Time, PubCo shall deliver to XPAC and the Company true, correct and complete copies of any PIPE Subscription Agreement entered into by PubCo. With respect to each PIPE Investor, as of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreement with such PIPE Investor will be in full force and effect and shall not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, amendment or modification in any material respect shall be contemplated by PubCo. As of the Initial Merger Effective Time and the Acquisition Effective Time, each PIPE Subscription Agreement will be a legal, valid and binding obligation of PubCo and each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such PIPE Subscription Agreement will violate any Laws. As of the Initial Merger Effective Time, there shall be no other agreements, side letters, or arrangements between any Acquisition Entity and any PIPE Investor relating to any PIPE Subscription Agreement that could affect in any material respect the obligation of such PIPE Investor to fund the relevant Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor and, as of the Initial Merger Effective Time, no Acquisition Entity will know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or any Investment Amount not being made available to PubCo, on the Acquisition Closing Date consistent with the terms and conditions hereof, including Section 9.4. As of the Initial Merger Effective Time, no event will have occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of an Acquisition Entity under any material term or condition of any PIPE Subscription Agreement and no Acquisition Entity will have a reason to believe that XPAC will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. As of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreements will contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the relevant Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.
(b)   Except as set forth in any PIPE Subscription Agreement, no fees, consideration or other discounts will be payable or will have been agreed to be paid by PubCo or any of its Affiliates (including, from and after the Acquisition Closing, the Newco Surviving Entity and its Subsidiaries) to any PIPE Investor or any other Person in respect of the investment by any PIPE Investor.
Section 5.12   Intended Tax Treatment.   Merger Sub 1 and Merger Sub 2 have each elected or will elect to be disregarded as an entity separate from PubCo for U.S. federal income tax purposes as of the effective date of its formation and have not subsequently changed such classification. No Acquisition Entity has taken any action (nor permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).
Section 5.13   Foreign Private Issuer.   PubCo is, on the date of this Agreement, and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Acquisition Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

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Section 5.14   Investment Company Act; JOBS Act.   No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. PubCo constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.15   No Outside Reliance.   Notwithstanding anything contained in this Agreement, each of the Acquisition Entities, and any of their respective equityholders, partners, members or Representatives has made its own investigation of the Group Companies and that neither the Company nor any of its agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Except as otherwise expressly set forth in this Agreement, such Acquisition Entity understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries and Material Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.
ARTICLE VI
COVENANTS OF THE COMPANY
Section 6.1   Conduct of Business.   Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth on Section 6.1 of the Company Disclosure Letter or (v) as consented to by XPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement through the earlier of the Acquisition Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company (1) shall use commercially reasonable efforts to operate the business of the Group Companies in all material respects in the Ordinary Course, and (2) shall not, and shall not permit its Subsidiaries to:
(a)   (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), or (ii) propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization;
(b)   except for transactions solely among the Group Companies, incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in a principal amount exceeding $2,000,000 (or its equivalent in any other currency) other than (i) in connection with the refinancing of Indebtedness existing on the date of this Agreement on terms that are not materially more onerous than such existing Indebtedness and without increasing the principal amount thereof (“Permitted Refinancing Indebtedness”), (ii) the incurrence of Permitted Indebtedness, (iii) the incurrence of Additional Permitted Indebtedness (if applicable), (iv) advances for business expenses to employees and loans or advances to customers and suppliers in the Ordinary Course, and (v) in connection with a Receivables Financing;
(c)   transfer, issue, sell, grant, pledge or otherwise dispose of, or amend any agreements (including the Company ESOPs) in relation to, any of its Equity Securities, or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations to issue, deliver or sell any Equity Securities of any Group Company, in each case, other than (i) the issuance of shares upon exercise of awards under the Company ESOPs in accordance with the existing terms thereof, (ii) the issuance of shares pursuant to obligations incurred by the Company prior to the date hereof as set forth in Section 6.1(c) of the Company Disclosure Letter, or (iii) the September 2021 Company ESOP Amendments;
(d)   except as (i) would not have a Company Material Adverse Effect, (ii) required under the terms of any Benefit Plan existing as of the date of this Agreement, (iii) in the Ordinary Course, or (iv) pursuant to the September 2021 Company ESOP Amendments, (A) amend, modify, adopt, enter

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into or terminate any Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement, or (B) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any beneficiary thereof;
(e)   sell, lease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets, in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, or (ii) other transactions that do not exceed $2,000,000 (or its equivalent in any other currency) individually or in the aggregate, (iii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the businesses of the Group Companies, (iv) transactions in connection with a Receivables Financing, or (v) transactions in connection with a the incurrence of Permitted Indebtedness, Permitted Refinancing Indebtedness or Additional Permitted Indebtedness (if applicable);
(f)   merge, consolidate or amalgamate with or into any Person;
(g)   except for transactions solely among the Group Companies, make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $2,000,000 (or its equivalent in any other currency) individually or in the aggregate;
(h)   settle any Action by any Governmental Authority or any other third-party material to the business of the Company in excess of $1,000,000 (or its equivalent in any other currency);
(i)   split, combine or reclassify any shares of its share capital, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the Company ESOPs in accordance with repurchase rights existing on the date of this Agreement and the transactions contemplated by the Company Reorganization, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;
(j)   authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any capital expenditures or obligations or liabilities in an amount not to exceed $2,000,000 (or its equivalent in any other currency) in the aggregate;
(k)   enter into any Material Contract, or amend any such Material Contract in any material respect, in each case in a manner that is adverse to any of the Group Companies taken as a whole, except (i) in the Ordinary Course, including, without limitation, new Contracts with customers, irrespective of amount, provided such Contracts are entered into in the Ordinary Course, (ii) in connection with the repayment or termination of existing Indebtedness, (iii) in connection with the incurrence of Permitted Refinancing Indebtedness, or Permitted Indebtedness or Additional Permitted Indebtedness (if applicable), (iv) in connection with a Receivables Financing, or (v) for entering into any new Material Contract that does not aggregate for any such new Material Contract more than $1,000,000 (or its equivalent in any other currency) of value or obligations above the applicable threshold set forth in the definition of “Material Contract”; provided, however, that to the extent that another sub-section of this Section 6.1 would permit the entry into of a Material Contract in a higher monetary threshold than in the definition of “Material Contract”, then this Section 6.1(k) shall not prevent the entry into of such Material Contract in such higher monetary threshold;
(l)   voluntarily terminate, suspend, abrogate, amend or modify any Material Permit in a manner materially adverse to any of the Group Companies except in the Ordinary Course;
(m)   make any material change in its accounting principles, methods or practices unless required by IFRS or as is necessary to maintain compliance with PCAOB auditing standards;
(n)   enter into, renew or amend any PIPE Subscription Agreement; or
(o)   enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by a subsection of the foregoing Section 6.1).

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Notwithstanding any other provision of this Agreement, any Group Company shall be permitted to incur Indebtedness in excess of the maximum amount of Permitted Indebtedness (“Additional Permitted Indebtedness”): (a) without the consent of XPAC if, as of immediately prior to the Acquisition Closing, to the extent that the Company Consolidated Net Debt shall have increased by more than R$200,000,000 as compared to the Company Consolidated Net Debt on the date of this Agreement, then such excess of Company Consolidated Net Debt (the “Excess of Permitted Indebtedness”) shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis, as provided for in the definition of “Acquisition Closing Equity Value” set forth in Section 1.1, or (b) if XPAC consents in writing to the incurrence of an amount of such Indebtedness in excess of the maximum amount of Permitted Indebtedness with express reference to the definition of Additional Permitted Indebtedness in such consent.
For the avoidance of doubt, if any action taken or refrained from being taken by the Company or any Subsidiary is covered by any subsection of this Section 6.1 and not prohibited thereunder, the taking or not taking of such action shall not be deemed to be in violation of any other subsection of this Section 6.1.
Section 6.2   Access to Information.   Upon reasonable prior notice and subject to applicable Law, from the date of this Agreement until the Acquisition Effective Time, the Company shall, and shall cause each of the Group Companies and each of their respective officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford XPAC and its officers, directors, employees and Representatives, following notice from XPAC in accordance with this Section 6.2, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and each Group Company, and all other financial, operating and other data and information as shall be reasonably requested, in each case, for the purpose of effecting the Transactions; provided, however, that in each case, the Company shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client privilege, or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities, including a potential failure to comply with the requirements of Section 6.8 and Section 7.7. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA, will be granted under conditions that shall not unreasonably interfere with the business and operations of the parties to this Agreement or their respective Representatives, and may, at the Company’s option, be provided via a remote or digital medium and shall be subject to any applicable COVID-19 Measures.
Section 6.3   Acquisition Proposals and Alternative Transactions.   During the Interim Period, except as contemplated by the Transaction Documents, the Company shall not, and it shall cause each Group Company and each of their respective Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company, or a newly-formed holding company or Subsidiary of any Group Company, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.
Section 6.4   D&O Indemnification and Insurance.
(a)   From and after the Acquisition Closing, the Newco Surviving Entity, Merger Sub 1 and PubCo shall jointly and severally indemnify and hold harmless each present and former director and officer of the Company, any of its Subsidiaries, XPAC and any Acquisition Entity (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company, its Subsidiaries, XPAC or such Acquisition Entity, respectively) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil,

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criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Closing, whether asserted or claimed prior to, at or after the Acquisition Closing, to the fullest extent that the Company, its Subsidiaries, XPAC or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Newco Surviving Entity and PubCo shall, and shall cause their Subsidiaries to, and Merger Sub 1 shall (i) maintain for a period of not less than six years from the Acquisition Closing provisions in their certificates of incorporation, certificates of formation, bylaws, limited liability company agreements, limited liability partnership agreements, limited liability limited partnership agreements and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Newco Surviving Entity and its Subsidiaries’ or XPAC’s and each Acquisition Entity’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents of the Newco Surviving Entity and its Subsidiaries, XPAC or such Acquisition Entity, respectively, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.
(b)   For a period of six years from the Acquisition Closing, each of PubCo, the Newco Surviving Entity and Merger Sub 1 shall (and the Newco Surviving Entity shall cause its Subsidiaries to) maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s, any of its Subsidiaries’, XPAC’s, or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) each of PubCo, the Newco Surviving Entity and Merger Sub 1 may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Acquisition Closing and if and to the extent such policies have been obtained prior to the Acquisition Closing with respect to any such Persons, the Newco Surviving Entity, Merger Sub 1 and PubCo, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.4(b) shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 6.4 shall survive the Acquisition Closing indefinitely and shall be binding, jointly and severally, on the Newco Surviving Entity, Merger Sub 1 and PubCo and all of their respective successors and assigns. In the event that the Newco Surviving Entity, Merger Sub 1, PubCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Newco Surviving Entity, Merger Sub 1 or PubCo, respectively, shall ensure (and each of PubCo, Merger Sub 1 and the Newco Surviving Entity shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns of the Newco Surviving Entity, Merger Sub 1 or PubCo as the case may be, shall succeed to the obligations set forth in this Section 6.4.
(d)   The provisions of Sections 6.4(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Acquisition Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Newco Surviving Entity, Merger Sub 1 and PubCo and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise, and (iv) shall survive the

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consummation of the Acquisition Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.
Section 6.5   Notice of Developments.   From and after the date of this Agreement until the earlier of the Acquisition Closing or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event prior to the Acquisition Closing) notify XPAC in writing, and XPAC shall promptly (and in any event prior to the Acquisition Closing) notify the Company in writing, upon any of the Group Companies or XPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of XPAC, as the case may be) (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied, or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, XPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 6.5 shall not give rise to any liability of the Company or XPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.
Section 6.6   Financial Statements and Financial Information.
(a)   As promptly as reasonably practicable after the date of this Agreement, the Company shall deliver to XPAC and PubCo, for inclusion in the Proxy/Registration Statement (i) the Company PCAOB Financial Statements and consent of the Independent Auditors to use such Company PCAOB Financial Statements in the Proxy/Registration Statement, and (ii) any other audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated accounts of any of the Group Companies that are required to be included in the Proxy/Registration Statement
(b)   Each of the Company, XPAC and PubCo shall each use its reasonable best efforts (i) to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by XPAC or PubCo with the SEC in connection with the Transactions, and (ii) to obtain the consents of their respective auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.
(c)   From the date hereof until the Acquisition Closing Date, to the extent reasonably available to the Company in connection with the preparation of the Company’s quarterly financial information to be provided to the Company Board in the Ordinary Course, the Company shall furnish to XPAC unaudited condensed consolidated balance sheet data, statements of income (loss) data and cash flow data of the Company for each quarterly period completed after the date hereof no later than 45 days following the end of each such quarterly period, in each case, prepared from the books and records of the Group Companies and, in all material respects, in conformity with the Company’s internal managerial accounting practices.
Section 6.7   No Trading.   The Company acknowledges and agrees that it is aware, and that the other Group Companies have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of XPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.
Section 6.8   Company Transaction Expenses.   The Company shall use reasonable efforts to keep the aggregate amount of Company Transactions Expenses below the Company Expenses Cap. The Company agrees to notify XPAC as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by any Group Company that would reasonably be expected to result in the Company incurring Company Transaction Expenses materially in excess of the Company Expenses Cap, and shall use commercially reasonable efforts to keep XPAC reasonably informed of such events.

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Section 6.9   Company Shareholder Meetings.
(a)   No later than the Business Day following the execution and delivery of this Agreement, the Company Board shall convene a meeting of the Company Shareholders as soon as practicable in order for such meeting to duly approve the Company Shareholder Approval. Within twenty (20) days following the execution and delivery of this Agreement, the Company shall take and carry out any and all necessary measures to hold a shareholders meeting of the Company and employ its reasonable efforts to obtain the approval from the Company Shareholders of the adoption of this Agreement, the other Transaction Documents to which the Company is a party and the consummation of the Transactions contemplated hereby and thereby, including approval of the execution of this Agreement, the other Transaction Documents to which the Company is a party and the authorization and ratification of all acts performed or required to be performed by the officers of the Company for the signing and execution of this Agreement and the Transaction Documents to which the Company is a party (the “Company Minutes”).
(b)   The Company shall deliver to XPAC (i) on the Business Day following the execution and delivery of this Agreement, a copy of the signed Investment Agreement executed by the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (1) on the date of the Investment Agreement, and (2) immediately prior to the Pre-Closing Exchange, within twenty (20) days following the execution and delivery of this Agreement, and (ii) a copy of the minutes of the shareholders’ meeting of the Company held by the Company Shareholders, confirming an approval of the Company Minutes by Company Shareholders and amending the September 2021 Company ESOP to enable the Company to carry out the transactions contemplated by Section 2.4 (the “Company Shareholder Approval”).
(c)   The Company shall take and carry out any and all necessary measures to hold a further shareholders meeting of the Company on or prior to the Acquisition Closing Date and employ its reasonable efforts to obtain such further approvals from the Company Shareholders that may be necessary for the Company to consummate the Transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party that may not have been possible or reasonably practicable under applicable Law to have been provided for as part of the Company Shareholder Approval.
Section 6.10   Requisite Financing Document Amendments.
(a)   The Company shall, and shall procure that the Group Companies shall, use their commercially reasonable efforts to obtain, on or prior to the Acquisition Closing, duly executed waivers, amendments, prepayments (which may include any prepayments to be made upon the Acquisition Effective Time using any Investment Amount or any remaining amounts in the Trust Account that are made available to PubCo pursuant to the terms of this Agreement) or termination of the Contracts set forth in Section 6.10 of the Company Disclosure Letter in order that the consummation of the Transactions does not and will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under any Contracts relating to, representing or governing Indebtedness of any Group Company that will be outstanding at the Acquisition Closing.
(b)   Without prejudice to the generality of Section 6.10(a), within 60 days after the date of this Agreement, the Company shall deliver to the relevant lenders and financing providers (or agents or fiduciaries in connection with such financings) (as applicable) requests for waivers or amendments (as applicable) to the Contracts set forth in Section 6.10 of the Company Disclosure Letter so that the consummation of the Transactions will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under, any such Contract.
ARTICLE VII
COVENANTS OF XPAC
Section 7.1   Trust Account Proceeds and Related Available Equity.   Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice XPAC

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shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Acquisition Closing, Merger Sub 1 (as the surviving company in the Initial Merger) (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to, (A) pay as and when due all amounts payable to XPAC Shareholders pursuant to XPAC Share Redemptions, and (B) immediately thereafter, pay (1) for income tax or franchise tax obligations of XPAC prior to the Acquisition Closing, (2) all XPAC Transaction Expenses to be paid pursuant to the terms of this Agreement (subject to any adjustments described in Section 2.5(b)(ii) and Section 2.5(b)(iii)), and (3) all thereafter remaining amounts then available in the Trust Account to PubCo for immediate use, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.2   Nasdaq Listing.   From the date of this Agreement through the closing of the Initial Merger, XPAC shall ensure XPAC remains listed as a public company on Nasdaq.
Section 7.3   Conduct of Business.   Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth on Section 7.3 of the XPAC Disclosure Letter or (v) as consented to by the Company in writing (which consent with respect to the matters set forth in Section 7.3(e), (f), (g) and (i) shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, XPAC and each Acquisition Entity (y) shall operate its business in the Ordinary Course, and (z) shall not:
(a)   (i) with respect to XPAC only, seek any approval from XPAC Shareholders to change, modify or amend the Trust Agreement or the XPAC Articles of Association, except as contemplated by the Transaction Proposals, or (ii) change, modify or amend the Trust Agreement or their respective Organizational Documents, except as expressly contemplated by the Transaction Proposals;
(b)   (i) make or declare any dividend or distribution to XPAC Shareholders or make any other distributions in respect of any of its capital stock, share capital or Equity Securities, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or Equity Securities, or (iii) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital, outstanding shares of capital stock or membership interests, warrants or other Equity Securities, other than a redemption of XPAC Class A Ordinary Shares made as part of XPAC Share Redemptions;
(c)   merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;
(d)   make or change any material election in respect of material Taxes, except to comply with GAAP or applicable Law;
(e)   other than pursuant to and in compliance with Section 8.3 or Section 8.4, enter into, renew or amend in any material respect, any transaction, PIPE Subscription Agreement or material Contract, except for material Contracts entered into in the Ordinary Course; provided, however, that notwithstanding anything to the contrary contained in this Agreement, even if done in the Ordinary Course, XPAC shall not enter into, renew or amend in any respect, any transaction or Contract involving an affiliate (as defined in Rule 405 under the Securities Act) of XPAC, the Sponsor or any Affiliate of the Sponsor, in each case except as expressly provided in the Transaction Documents;
(f)   incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or other material Liability in a principal amount or amount, as applicable, exceeding $2,000,000 (or its equivalent in any other currency) in the aggregate, other than (i) Indebtedness or other Liabilities expressly contemplated by this Agreement, including as set out in the XPAC Disclosure Letter, or (ii) Liabilities that qualify as XPAC Transaction Expenses;
(g)   make any change in its accounting principles or methods unless required by GAAP;
(h)   (i) issue any Equity Securities, or (ii) grant any options, warrants or other equity-based awards;

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(i)   settle or agree to settle any litigation, action, proceeding or investigation before any Governmental Authority or that imposes injunctive or other non-monetary relief on XPAC or an Acquisition Entity;
(j)   form any Subsidiary;
(k)   liquidate, dissolve, reorganize or otherwise wind-up the business and operations of XPAC; or
(l)   enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by a subsection of the foregoing Section 7.3);
provided, however, that during the period from the Initial Closing through the Acquisition Closing, Merger Sub 1 shall not take any action except as required or contemplated by this Agreement or the other Transaction Documents.
Section 7.4   Acquisition Proposals and Alternative Transactions.   During the Interim Period, XPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a XPAC Acquisition Proposal, (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a XPAC Acquisition Proposal, (c) enter into any agreement, arrangement or understanding regarding a XPAC Acquisition Proposal, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.
Section 7.5   XPAC Public Filings.   From the date of this Agreement through the Acquisition Closing, each of XPAC will use reasonable efforts to keep current, accurate and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.6   Section 16 Matters.   Prior to the Acquisition Closing Date, XPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of PubCo Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions (including any PIPE Investments and any Additional Permitted Financings) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.7   XPAC Transaction Expenses.   XPAC shall use reasonable efforts to keep the aggregate amount of XPAC Transactions Expenses below the XPAC Expenses Cap. XPAC agrees to notify the Company as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by XPAC that would reasonably be expected to result in XPAC incurring XPAC Transaction Expenses materially in excess of the XPAC Expenses Cap, and shall use commercially reasonable efforts to keep the Company reasonably informed of such events.
ARTICLE VIII
JOINT COVENANTS
Section 8.1   Regulatory Approvals; Other Filings.
(a)   Each of the Company, XPAC and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (collectively, the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, XPAC and the Acquisition Entities shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the

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execution of this Agreement. All filings and submissions made with any Governmental Authority in connection with this Section 8.1 shall be made in compliance with the requirements of applicable Law.
(b)   With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, XPAC and the Acquisition Entities shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions (including using commercially reasonable efforts to avoid or remove any conditions, restrictions or impediments to which any Regulatory Approval is subject), and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to XPAC, and XPAC and the Acquisition Entities shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of XPAC or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the Company; provided, further, that neither the Company, any Acquisition Entity nor XPAC shall enter into any agreement with any Governmental Authority with respect to the Transactions which (i) as a result of its terms delays in any material respect the consummation of, or prohibits, the Transactions, or (ii) adds any condition to the consummation of the Transactions, in any such case, without the prior written consent of (A) XPAC in case such agreement is entered into by a the Company or an Acquisition Entity, or (B) the Company, in case such agreement is entered into by XPAC. To the extent not prohibited by Law, the Company agrees to provide XPAC and its counsel, and XPAC agrees to provide to and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, XPAC and the Acquisition Entities agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.
(c)   Subject to Section 11.6, the Company, on the one hand, and XPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities and the Exchange Agent in connection with the Transactions, including such filing fees payable by an Acquisition Entity.
Section 8.2   Preparation of Proxy/Registration Statement; XPAC Shareholders’ Meeting and Approvals; Approvals/Other Filings.
(a)   Proxy/Registration Statement.
(i)   As promptly as reasonably practicable after the execution of this Agreement, XPAC, the Acquisition Entities and the Company shall prepare, and PubCo shall file or confidentially submit with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to the XPAC Shareholders’ Meeting to approve and adopt: (A) the Business Combination, this Agreement and the other Transaction Documents, the Mergers and the other Transactions, (B) any other proposals

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as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (C) any other proposals as reasonably agreed by XPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (D) adjournment of the XPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (D), collectively, the “Transaction Proposals”). XPAC, the Acquisition Entities and the Company each shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed by PubCo with, or confidentially submitted to, the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable, and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company, XPAC and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Ordinary Shares pursuant to this Agreement. Each of the Company, XPAC and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Group Companies and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, XPAC shall use reasonable best efforts to within five Business Days thereof, mail the Proxy/Registration Statement to the XPAC Shareholders. Each of XPAC, PubCo and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of XPAC, PubCo, the Company or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions. Subject to Section 11.6, the Company, on the one hand, and XPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.
(ii)   The Company, XPAC and PubCo shall each use its reasonable best efforts (i) to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by XPAC or PubCo with the SEC in connection with the Transactions, and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.
(iii)   Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by XPAC, PubCo and the Company. XPAC and PubCo will advise the Company, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company a reasonable opportunity to provide comments and amendments to any such filing. XPAC, PubCo and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably conditioned, withheld, delayed or denied), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.
(iv)   If, at any time prior to the Acquisition Effective Time, any event or circumstance relating to XPAC, an Acquisition Entity or their respective officers or directors, should be discovered by XPAC or an Acquisition Entity which should be set forth in an amendment or a

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supplement to the Proxy/Registration Statement, XPAC or PubCo, as the case may be, shall promptly inform the Company. If, at any time prior to the Acquisition Effective Time, any event or circumstance relating to any of the Group Companies or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, the Company shall promptly inform XPAC and PubCo. Thereafter, XPAC, PubCo and the Company shall promptly cooperate in the preparation and filing by PubCo of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information and XPAC and PubCo shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the XPAC Shareholders.
(b)   XPAC Shareholders’ Approval.
(i)   Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, XPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the XPAC Shareholders (including any adjournment or postponement thereof, the “XPAC Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the XPAC Shareholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing XPAC Shareholders with the opportunity to elect to effect a XPAC Share Redemption and such other matter as may be mutually agreed by XPAC and the Company. XPAC will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the XPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and XPAC Shareholders’ Approval, and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the XPAC Articles of Association. XPAC (A) shall consult with the Company regarding the record date and the date of the XPAC Shareholders’ Meeting, and (B) shall not adjourn or postpone the XPAC Shareholders’ Meeting without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied); provided, however, that XPAC shall adjourn or postpone the XPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that XPAC reasonably determines (following consultation with the Company, except with respect to any Company Acquisition Proposal) is necessary to comply with applicable Laws, is provided to the XPAC Shareholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the XPAC Shareholders’ Meeting is originally scheduled, there are insufficient XPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the XPAC Shareholders’ Meeting, or (3) if, as of the time that the XPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the XPAC Shareholders’ Meeting is necessary to enable XPAC to solicit additional proxies required to obtain XPAC Shareholders’ Approval; provided further, however, that XPAC shall adjourn or postpone on not more than three occasions and so long as the date of the XPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 45 consecutive days in connection with such adjournment or postponement, and XPAC shall not be entitled to adjourn or postpone the XPAC Shareholders’ Meeting without the prior written consent of the Company if the events described in clauses (2) and (3) results from a violation by XPAC, Sponsor or their respective Affiliates of any Transaction Documents.
(ii)   The Proxy/Registration Statement shall include a statement to the effect that XPAC Board has unanimously recommended that the XPAC Shareholders vote in favor of the Transaction Proposals at the XPAC Shareholders’ Meeting (such statement, the “XPAC Board Recommendation”) and neither the XPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the XPAC Board Recommendation.

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(c)   Other Filings.
(i)   As promptly as practicable after execution of this Agreement, XPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.
(ii)   Promptly after the execution of this Agreement, XPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.
(iii)   XPAC shall prepare a draft Current Report on Form 8-K announcing the results of the XPAC Shareholders’ Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC on or prior to the Initial Closing Date (“XPAC Shareholders’ Meeting Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. PubCo shall prepare a draft Current Report on Form 6-K announcing the Acquisition Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved in advance in writing by XPAC. As promptly as practicable following the XPAC Shareholders’ Meeting, XPAC shall file the XPAC Shareholders’ Meeting Form 8-K with the SEC. Concurrently with the Acquisition Closing, or as soon as practicable thereafter, PubCo shall file the Closing Form 6-K with the SEC. Prior to the Acquisition Closing, XPAC and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Acquisition Closing, XPAC shall issue the Closing Press Release.
Section 8.3   PIPE Investments.
(a)   From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, XPAC shall use its best efforts to identify potential PIPE Investors (other than any Excluded Person) and to negotiate potential PIPE Investments with such PIPE Investors. The parties to this Agreement acknowledge and agree that XPAC shall be the party that coordinates all PIPE Investments, and each of the parties hereto agree that they shall coordinate all such efforts with XPAC.
(b)   From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, XPAC shall use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to, subject in each case to the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied), enter into binding agreements with each of the PIPE Investors (other than any Excluded Person) in relation to PIPE Investments that are (x) substantially in the form of, and with terms and conditions substantially as set forth in, the PIPE Subscription Agreement attached hereto as Exhibit A, (y) at a purchase price payable in cash by the relevant PIPE Investor of $10.00 per PubCo Class A Ordinary Share, and (z) in an aggregate purchase price not to exceed $220 million.
(c)   Unless consented to in writing by the Company in accordance with Section 8.3(b), no party to this Agreement shall enter into any PIPE Subscription Agreement. Further, no party shall permit any amendment or modification in any material respect to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements without the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent).
(d)   From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, each of the parties to this Agreement shall use their commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to obtain the PIPE Investments on a timely basis, including using its best efforts to reasonably cooperate in a timely manner in connection with any PIPE Investment, including (i) by providing such information and assistance as any party to this

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Agreement may reasonably request, (ii) granting such access to the parties to this Agreement and their respective Representatives as may be reasonably necessary for due diligence purposes, and (3) preparing for and participating in a reasonable number of investor meetings, presentations, roadshows, drafting sessions and due diligence sessions (each including the participation of senior management of the Company) with respect to any such PIPE Investment. All such cooperation, assistance and access shall be granted under conditions that shall not unreasonably interfere with the business and operations of the parties to this Agreement or their respective Representatives and shall be subject to any limitations under applicable Law and to any applicable COVID-19 Measures.
(e)   To the extent that any PIPE Subscription Agreements shall have been entered into in accordance with the terms of Section 8.3(b), each of the parties to this Agreement shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to (i) consummate the transactions contemplated by the PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Subscription Agreements, (ii) satisfy on a timely basis all conditions and covenants applicable to it in the PIPE Subscription Agreements and otherwise comply with its obligations thereunder, (iii) in the event that all conditions in the PIPE Subscription Agreements (other than conditions that XPAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Acquisition Closing) have been satisfied, consummate transactions contemplated by the PIPE Subscription Agreements at or prior to Acquisition Closing, (iv) confer with each of the parties to this Agreement regarding the timing of the expected Acquisition Closing Date (as defined in the PIPE Subscription Agreements), (v) deliver notices to the counterparties to the PIPE Subscription Agreements sufficiently in advance of the Acquisition Closing to cause them to fund their obligations as far in advance of the Acquisition Closing as permitted by the PIPE Subscription Agreements, (vi) in the event that all conditions in the PIPE Subscription Agreements (other than those conditions that by their nature are to be satisfied at the Acquisition Closing and will be satisfied at the Acquisition Closing) have been satisfied, to cause the applicable PIPE Investors to pay to PubCo (or as directed by XPAC) the applicable portion of any Investment Amount, as applicable, set forth in the applicable PIPE Subscription Agreement in accordance with its terms, and (vii) give each of XPAC and the Company prompt written notice (x) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any PIPE Subscription Agreement known to any party to this Agreement, (y) of the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement, and (z) if PubCo or XPAC do not expect PubCo to receive, all or any portion of any Investment Amount on the terms, in the manner contemplated by the PIPE Subscription Agreements.
Section 8.4   Additional Permitted Financings.
(a)   Notwithstanding the provisions of Section 8.3, subject to the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), XPAC and the Company shall be permitted to negotiate and enter into certain other private investments in an effort to satisfy the Minimum Cash Condition (and, if XPAC and the Company provide such consent, the parties to this Agreement shall reasonably cooperate with each other in connection thereto). For the avoidance of doubt, it is hereby understood and agreed that the decision to negotiate any Additional Permitted Financings from any potential alternative sources of financing and the terms of any such Additional Permitted Financings and the instruments governing such Additional Permitted Financings shall be subject to the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), and none of the foregoing actions shall be taken, and no Additional Permitted Financings shall be entered into, without such prior written consent.
(b)   The parties to this Agreement acknowledge and agree that XPAC shall be the party that coordinates Additional Permitted Financings, if any, and each of the parties hereto agree that they shall coordinate all such efforts with XPAC.

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(c)   To the extent that any Additional Permitted Financings shall have been expressly consented to by XPAC and the Company and entered into in accordance with the terms of Section 8.4(a):
(i)   as of the date of entering into such Additional Permitted Financings, the parties to this Agreement that are party to such Additional Permitted Financings will deliver to the other parties to this Agreement true, correct and complete copies of each of the fully executed instruments governing such Additional Permitted Financings; and
(ii)   no party to this Agreement shall enter into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the instruments governing such Additional Permitted Financings or the Transactions other than as expressly set forth in this Agreement, the instruments governing such Additional Permitted Financings or any other agreement entered into (or to be entered into) in connection with the Transactions with the prior written consent of XPAC and the Company.
Section 8.5   Support of Transaction.   Without limiting any covenant contained in Article VI or Article VII, upon the terms and subject to the conditions set forth in this Agreement, (a) the Company shall, and shall cause its Subsidiaries to, (b) each Acquisition Entity shall, and (c) XPAC shall (i) use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries, any of the Acquisition Entities or XPAC, as applicable, are required to obtain in order to consummate the Transactions, (iii) use commercially reasonable efforts to cause its name to be changed effective as of the Acquisition Closing Date to SuperBac Corp., including through the adoption of the appropriate corporate resolutions, and (iv) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX (including, in the case of XPAC and PubCo, the use of commercially reasonable efforts to enforce their respective rights under any PIPE Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VIII, shall require the Company, any of its Subsidiaries, any Acquisition Entity or XPAC or any of their respective Affiliates to (A) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of PubCo, any Group Company or XPAC, (B) take or commit to take actions that limit the freedom of action of any of PubCo, the Company, any of its Subsidiaries or XPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of PubCo, the Company, any of its Subsidiaries or Material Subsidiaries or XPAC or (C) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.
Section 8.6   Tax Matters.
(a)   Each of XPAC, the Acquisition Entities and the Company shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment (excluding, for the avoidance of doubt, any action contemplated under this Agreement or other Transaction Documents) and (ii) cause, in each case for U.S. federal income tax purposes, Merger Sub 1 and Merger Sub 2 to each elect to be disregarded as an entity separate from its owner for U.S. federal income tax purposes as of the effective date of its formation and not subsequently change such classification effective on or prior to the Initial Closing Date. For U.S. federal income tax purposes, Newco Surviving Entity shall change its entity classification from an association taxable as a corporation to a disregarded entity effective two days after the Acquisition Closing Date. Each of XPAC, the Acquisition Entities and the Company shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. In addition, each of XPAC, the

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Acquisition Entities and the Company shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment.
(b)   Notwithstanding anything in Section 8.6(a) to the contrary, all Transfer Taxes shall be borne and paid by PubCo. Unless otherwise required by applicable Law, PubCo shall timely file any Tax Return or other document with respect to such Transfer Taxes (and the Company and XPAC and PubCo shall reasonably cooperate with respect thereto as necessary). The Company and XPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.
(c)   If PubCo provides any PubCo shareholders with a PFIC Annual Information Statement (as described in Treasury Regulations Section 1.1295-1(g)) as is reasonably required in order to enable such PubCo shareholders to make a timely and valid “Qualifying Electing Fund” election under Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) for such taxable year and with respect to PubCo for any subsequent taxable year, then PubCo shall provide the same such information to the pre-Closing XPAC Shareholders.
Section 8.7   Shareholder Litigation.   The Company and, prior to the Initial Closing, PubCo shall promptly advise XPAC, and XPAC and, following the Initial Closing, PubCo, shall promptly advise the Company, as the case may be, of any Action commenced (or to the Knowledge of the Company or PubCo or the Knowledge of XPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or XPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Shareholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a XPAC Acquisition Proposal, (a) the Company and, prior to the Initial Closing, PubCo shall give XPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of XPAC in connection therewith) brought against the Company or PubCo, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the XPAC’s prior consent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), and (b) XPAC and, following the Initial Closing, PubCo, shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against XPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably conditioned, withheld, delayed or denied).
Section 8.8   Nasdaq Listing.   PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Acquisition Closing Date.
Section 8.9   Equity Securities.   During the Interim Period, except as contemplated by the Transaction Documents, PubCo shall not (a) issue any Equity Securities, other than the issuance of Equity Securities of PubCo pursuant to any PIPE Subscription Agreements, this Agreement or the Additional Permitted Financings (if any), or (b) grant any options, warrants or other equity-based awards other than the issuance of options, warrants or other equity-based awards pursuant to this Agreement.
Section 8.10   PubCo Conduct and Status.   During the period from the Initial Closing through the Acquisition Closing, PubCo shall not take any action except as required or contemplated by this Agreement or the other Transaction Documents.
Section 8.11   Foreign Private Issuer; JOBS Act.   The parties hereto shall, at all times during the period from the date hereof until the Acquisition Effective Time: (a) take all requisite action such that, as of the Acquisition Effective Time, PubCo shall qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act, (b) not take any action that would cause PubCo to not qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act, (c) take all actions necessary such that, as of the Acquisition Effective Time, PubCo shall qualify as an “emerging growth company” within the meaning of

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the JOBS Act, and (d) not take any action that would cause PubCo to not qualify as an “emerging growth company” within the meaning of the JOBS Act as of the Acquisition Effective Time.
Section 8.12   Post-Closing Directors and Officers of PubCo.   Subject to the terms of the PubCo Articles of Association, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Acquisition Closing:
(a)   The initial two (2)-year term of the directors on the PubCo Board shall consist of seven directors, of which:
(i)   a total of two (2) such directors shall initially be appointed by the Sponsor, one such director being the XPAC Director and the other such director being the XPAC-Nominated Independent Director that shall also be appointed as a member of PubCo’s audit committee, in each case, subject to such persons not being Excluded Appointees; and
(ii)   the remaining five (5) directors shall initially be appointed by the Founder (one such director being Luiz Augusto Chacon de Freitas Filho); provided that at least two (2) out of such directors shall be Independent Directors and shall also be appointed as members of PubCo’s audit committee, it being understood that the rights to appoint directors to the PubCo Board after such initial two (2)-year term shall be governed by the PubCo Articles of Association.
(b)   The chairperson of the PubCo Board shall initially be Luiz Augusto Chacon de Freitas Filho.
(c)   The individuals holding such positions as set forth on Schedule 8.12(c) shall be the officers of PubCo, each such officer to hold office in accordance with the PubCo Articles of Association until they are removed or resign in accordance with the PubCo Articles of Association or until their respective successors are duly elected or appointed and qualified.
(d)   So long as the Temasek Parties collectively hold, directly or indirectly, at least five percent (5%) of PubCo’s total outstanding share capital, the Temasek Parties shall be entitled from time to time to collectively designate one (1) individual to be invited by the PubCo Board to attend meetings in a nonvoting observer capacity and to receive all reports furnished to members of the PubCo Board, whether at or in anticipation of a meeting or an action by written consent of the PubCo Board, provided that participation by such individual or receipt of such reports does not result in the waiver by PubCo of any privilege under applicable Law.
(e)   Notwithstanding anything in this Section 8.12 to the contrary, the Founder shall have the right, at the Founder’s sole and absolute discretion, to (a) increase the total number of directors on the PubCo Board to nine directors (but not eight directors), or (b) subsequently decrease the total number of directors on the PubCo Board to seven directors (but not eight directors), as and to the extent permitted by the PubCo Articles of Association.
Section 8.13   PubCo Equity Plan.
(a)   The parties hereto shall cooperate to establish an equity incentive plan (the “PubCo Equity Plan”) for service providers of PubCo and its subsidiaries, to be approved by the Company and XPAC and effective as of (and contingent on) the Acquisition Closing. The proposed form of the PubCo Equity Plan shall be prepared and delivered by the Company to XPAC and shall be mutually agreed (such agreement not to be unreasonably conditioned, withheld, delayed or denied) by XPAC and the Company prior to the Initial Closing Date. PubCo shall, immediately upon the effectiveness of a registration statement on Form S-8 (or other appropriate form) registering PubCo Ordinary Shares under the PubCo Equity Plan, make grants to eligible individuals in the amounts determined by the PubCo Board following the Closing Date. As soon as practicable following the date hereof (and in all events prior to the Acquisition Closing), the Company shall engage a compensation consultant mutually satisfactory to XPAC and the Company to advise the Company with respect to the terms of the PubCo Equity Plan (including, without limitation, with respect to the initial share pool reserve and “evergreen” renewal percentage). PubCo, XPAC and the Company each agree that upon receipt of the

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final report of such compensation consultant prior to the Acquisition Closing, PubCo, XPAC and the Company shall mutually agree the terms of the PubCo Equity Plan (including the initial share pool reserve and “evergreen” renewal percentage) (such agreement not to be unreasonably conditioned, withheld, delayed or denied) in accordance with, in all material respects, the determination of the compensation consultant; provided that the PubCo Equity Plan shall initially reserve a number of PubCo Ordinary Shares not exceeding 5% of total number of PubCo Ordinary Shares outstanding on a fully diluted basis, as determined at the Closing Date.
(b)   Notwithstanding anything herein to the contrary, each party acknowledges and agrees that all provisions contained in this Section 8.13 are included for the sole benefit of XPAC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of XPAC, any Group Company or any of their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, agreement or other arrangement following the Acquisition Closing or (iii) shall confer upon any Person who is not a party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.1   Conditions to Obligations of XPAC, the Acquisition Entities and the Company.   The obligations of XPAC and the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing (and, solely with respect to the condition set forth in Section 9.1(d), the Acquisition Closing) and the obligations of the Company to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing, are each subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the party or parties whose obligations are conditioned thereupon:
(a)   the XPAC Shareholders’ Approval, the Company Shareholder Approval, the Newco Approvals and the approvals set forth in Section 3.4 of the Company Disclosure Letter shall have been obtained;
(b)   the Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(c)   (i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Acquisition Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any notice of non-compliance therewith, and (ii) the PubCo Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;
(d)   no Governmental Authority having jurisdiction over any of the parties hereto or any of the Transactions shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order issued by a Governmental Authority having jurisdiction over any of the parties hereto or any of the Transactions that is then in effect and which has the effect of making the Initial Closing or the Acquisition Closing illegal or which otherwise prevents or prohibits consummation of the Initial Closing or the Acquisition Closing;
(e)   the parties hereto shall have received or have been deemed to have received all other necessary pre-Closing Date authorizations, consents, clearances, waivers and approvals of the Governmental Authorities set forth on Section 9.1(e) to the Company Disclosure Letter, in connection with the execution, delivery and performance of this Agreement and the conduct and consummation of the Transactions (or any applicable waiting period thereunder shall have expired or been terminated); and

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(f)   the Investment Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement and the Newco Joinder Agreement shall have been duly executed and delivered on or prior to the Acquisition Closing.
Section 9.2   Conditions to Obligations of XPAC at Initial Closing.   The obligations of XPAC to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by XPAC:
(a)   the representations and warranties contained in Section 3.4 (Authorization), Section 5.4 (Authorization) and Section 3.9 (Absence of Changes) of this Agreement, and in Section 1(c) (Authorization) of the Newco Joinder Agreement, shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 3.2(a) (Capitalization and Voting Rights) and Section 5.2(a) (Capitalization and Voting Rights) of this Agreement, and in Section 1(a) (Capitalization and Voting Rights) of the Newco Joinder Agreement, shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date. Each of the other representations and warranties of the Company and the Acquisition Entities contained in this Agreement shall be true and correct as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;
(b)   each of the covenants and obligations of the Company and the Acquisition Entities to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects; provided, however, that the covenants and obligations to be performed pursuant to Section 2.1(a) and Section 6.10 shall have been fully performed prior to the Initial Closing Date; and
(c)   absence of any Company Material Adverse Effect following the execution of this Agreement that exists as of the Closing Date.
Section 9.3   Conditions to Obligations of the Acquisition Entities at Initial Closing.   The obligations of the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   the representations and warranties contained in Section 4.4 (Authorization) and Section 4.8(a) (Absence of Changes) of this Agreement shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 4.2(a) (Capitalization and Voting Rights) of this Agreement shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date. Each of the other representations and warranties of XPAC contained in this Agreement, and of Newco contained in the Newco Joinder Agreement, shall be true and correct as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “XPAC Material Adverse Effect” or another similar materiality qualification set forth therein, other than in Section 4.7(d)(i) (Financial Statements)) individually or in the aggregate, has not had, and would not, individually or in the aggregate, reasonably be expected to have a XPAC Material Adverse Effect; and
(b)   each of the covenants of XPAC to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects.
Section 9.4   Conditions to Obligations of the Company at Acquisition Closing.   The obligations of the Company to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing are subject to the satisfaction of the following additional conditions:

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(a)   on the Acquisition Closing Date, the Post-Redemption Trust Account Balance, plus the PIPE Gross Proceeds (minus any Excess of Company Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement), in each case, to be made available to PubCo on the Acquisition Closing Date, shall be at least $150,000,000 (the “Minimum Cash Condition”);
(b)   on the Acquisition Closing Date, XPAC shall have at least $5,000,001 in tangible net assets after giving effect to the XPAC Share Redemptions;
(c)   absence of any XPAC Material Adverse Effect following the execution of this Agreement that exists as of the Closing Date; and
(d)   XPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.1, available to XPAC, including for the payments to be made by XPAC under this Agreement on the Acquisition Closing Date.
Section 9.5   Frustration of Conditions.   None of XPAC, the Acquisition Entities or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 8.5.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.1   Termination.   This Agreement may be terminated and the Transactions abandoned:
(a)   by mutual written consent of the Company and XPAC;
(b)   by written notice from the Company or XPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;
(c)   by written notice from the Company or XPAC to the other if the Acquisition Closing shall not have occurred on the 15th Business Day following the occurrence of the Initial Closing;
(d)   by written notice from the Company to XPAC if the XPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the XPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(e)   by written notice to the Company from XPAC if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in this Agreement, such that the conditions specified in Section 9.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, the Company or such Acquisition Entity then, for a period of up to 30 days after receipt by the Company, the Company of notice from XPAC of such breach or, if earlier, up to the Outside Date (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;
(f)   by written notice to XPAC from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of XPAC or the Sponsor set forth in this Agreement, such that the conditions specified in Section 9.3 or Section 9.4 would not be satisfied at the relevant Closing Date (a “Terminating XPAC Breach”), if any such Terminating XPAC Breach is curable by XPAC or the Sponsor then, for a period of up to 30 days after receipt by XPAC of notice from the Company of such breach or, if earlier, up to the Outside Date (the “XPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating XPAC Breach is not cured within XPAC Cure Period;
(g)   by written notice from XPAC to the Company if the XPAC Shareholders’ Approval shall not have been obtained at the XPAC Shareholders’ Meeting, or at any adjournment or postponement thereof

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taken in accordance with this Agreement, which termination right shall not be exercisable by XPAC if XPAC has materially breached any of its obligations under the proviso to Section 8.2(b)(i);
(h)   by written notice from XPAC to the Company if the Company has failed to deliver to XPAC, by the date that is twenty (20) days following the execution and delivery of this Agreement, a copy of the Company Minutes and an executed copy of the Investment Agreement duly executed by all the parties thereto; and
(i)   by either XPAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the 210th days after the date hereof (and if such 210th day shall not be a Business Day, then the next following Business Day) (the “Outside Date”).
Section 10.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the parties hereto or that join this Agreement, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Section 8.1(c), Section 8.2(a)(i), Article XI and the NDA shall survive any termination of this Agreement; provided, however, that if this Agreement is terminated after the occurrence of the Initial Closing and prior to the consummation of the Acquisition Closing, then Section 2.2 and Section 11.5(iii) shall also survive such termination.
ARTICLE XI
MISCELLANEOUS
Section 11.1   Trust Account Waiver.   Notwithstanding anything to the contrary set forth in this Agreement, the Company and each Acquisition Entity acknowledge that they have read the publicly filed final prospectus of XPAC, filed with the SEC on August 2, 2021 (File No. 333-256097), including the form of investment management trust agreement by and between XPAC and CST, a New York corporation, and understands that XPAC has established the trust account described therein (the “Trust Account”) for the benefit of XPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company and the Acquisition Entities further acknowledge and agree that XPAC’s sole assets consist of the cash proceeds of XPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Company (on behalf of itself and its Subsidiaries and Affiliates) and each Acquisition Entity hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account and XPAC to collect from the Trust Account any monies that may be owed to them by XPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement; This Section 11.1 shall survive the termination of this Agreement for any reason.
Section 11.2   Waiver.   Any party to this Agreement may, at any time prior to the Acquisition Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement, or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
Section 11.3   Notices.   All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by

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registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:
(a)
If to XPAC, to:

XPAC Acquisition Corp.
55 West 46th Street, 30th floor
New York, NY 10036
Email: xpac@xpi.com.br
Attn: Chu Chiu Kong
with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17th Floor
São Paulo, SP 04538-132
Email: Roberta.Cherman@Shearman.com; Jonathan.Lewis@Shearman.com
Attention: Roberta Cherman; Jonathan Lewis
(b)
If to the Company, any Acquisition Entity or Newco, to:

Superbac Biotechnology Solutions S.A.
Rua Arizona, 481, Cidade Monções/Brooklin Novo, 8th Floor, Room 82
São Paulo, SP 04567-001
Email: chacon@superbac.com.br / juridico@superbac.com.br
Attention: Luiz Augusto de Freitas Chacon
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno
(c)
If to the Company (after the Newco Joinder Date), pursuant to the initial addresses and email addresses of the Company set forth in the Newco Joinder Agreement.

Section 11.4   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.5   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of any Group Company, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement, or (c) limit the right of XPAC, the Company, any Acquisition Entity or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Acquisition Closing; provided, however, that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries

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of, and may enforce, Section 6.4, (ii) the Company Non-Recourse Parties and the XPAC Non-Recourse Parties (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17, and (iii) the XPAC Director and the XPAC-Nominated Independent Director are intended third party beneficiaries of, and may enforce, after the Initial Closing and prior to the Acquisition Closing, Section 2.2 and this Section 11.5(iii) and all rights described in this Agreement as being rights of XPAC.
Section 11.6   Expenses.   Except as set forth in Section 8.1(c) and Section 8.2(a)(i), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Acquisition Closing shall occur, PubCo shall pay or cause to be paid, in accordance with Section 2.5(b)(ii) and Section 2.5(b)(iii), the XPAC Transaction Expenses and the Company Transaction Expenses.
Section 11.7   Governing Law.   This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the XPAC Board, the Initial Merger and the Acquisition Merger, and any exercise of appraisal and dissenters’ rights with respect to the Initial Merger or Acquisition Merger shall in each case be governed by the laws of the Cayman Islands).
Section 11.8   Consent to Jurisdiction.   THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.8.

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Section 11.9   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
Section 11.10   Disclosure Letters.   The Disclosure Letters (including any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a XPAC Material Adverse Effect, as applicable.
Section 11.11   Entire Agreement.   This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Non-Binding Letter between XPAC and the Company, dated as of September 23, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.
Section 11.12   Amendments.   This Agreement may be amended or modified in whole or in part prior to the Initial Merger Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company and XPAC; provided, however, that, unless otherwise agreed in writing between the Company and XPAC, after the Company Shareholder Approval has been obtained, on the one hand, or the XPAC Shareholders’ Approval has been obtained, on the other hand, there shall be no amendment or waiver that by applicable Law requires further approval by the Company Shareholders or the XPAC Shareholders, respectively, without such approval having been obtained.
Section 11.13   Publicity.
(a)   All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Acquisition Closing be subject to the prior mutual approval of XPAC and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).
(b)   The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

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(c)   The Company and PubCo acknowledge that, in connection with any PIPE Investments and Additional Permitted Financings, XPAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to any potential investors in any PIPE Investment or Additional Permitted Financings, which information may include “Confidential Information” (as defined in the NDA); provided that, XPAC shall (i) have received the Company’s prior written consent prior to disclosing any such Confidential Information in connection with any PIPE Investments and Additional Permitted Financings in the manner described in Section 8.3(b) and Section 8.4, respectively, and (ii) have provided the Company with the right to review and approve any such materials prior to their distribution to such potential investors in any PIPE Investment or Additional Permitted Financings, which approvals shall be (x) at the Company’s reasonable discretion in the case of PIPE Investments as described in Section 8.3(b) (such approvals not to be unreasonably conditioned, withheld, delayed or denied), and (ii) at the Company’s sole and absolute discretion in the case of Additional Permitted Financings as described in Section 8.4.
Section 11.14   Confidentiality.   The existence and terms of this Agreement are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, (a) each party shall be permitted to disclose Confidential Information, including copies of the Transaction Documents and other documents ancillary thereto, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and regulators, and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential, and (b) notwithstanding the immediately preceding provision, the parties hereto shall be permitted to freely discuss with and disclose Confidential Information to, and file such Confidential Information with, Governmental Authorities to extent required pursuant to the applicable Law.
Section 11.15   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
Section 11.16   Enforcement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.
Section 11.17   Non-Recourse.   This Agreement may only be enforced against, and any Action or cause of Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, XPAC, and the Acquisition Entities as named parties hereto. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto) and, in the case of the Sponsor, pursuant to the Transaction Documents to which they are a party, (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of the Company or any Affiliate of the Company (each, a “Company Non-Recourse Party”) or of XPAC or any Acquisition Entity (each, an “XPAC Non-Recourse Party”), and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing,

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shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of any one or more of the Company, XPAC or the Acquisition Entities under this Agreement for any Action based on, arising out of, or related to this Agreement or the Transactions.
Section 11.18   Non-Survival of Representations, Warranties and Covenants.   Except as otherwise contemplated by Section 10.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Acquisition Closing and shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Acquisition Closing, and then only with respect to any breaches occurring after the Acquisition Closing, and (b) this Article XI.
Section 11.19   Conflicts and Privilege.
(a)   The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of XPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Acquisition Entities or the Newco Surviving Entity) (collectively, the “XP Group”), on the one hand, and (y) the Acquisition Entities, the Newco Surviving Entity or any member of the SuperBac Group, on the other hand, any legal counsel, including Shearman & Sterling LLP (“Shearman & Sterling”), that represented XPAC or the Sponsor prior to the Acquisition Closing may represent the Sponsor or any other member of the XP Group, in such dispute even though the interests of such Persons may be directly adverse to the Acquisition Entities or the Newco Surviving Entity, and even though such counsel may have represented XPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquisition Entities, the Newco Surviving Entity or the Sponsor. The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Newco Surviving Entity), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among XPAC, the Sponsor or any other member of the XP Group, on the one hand, and Shearman & Sterling, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the XP Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Acquisition Entities or the Newco Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Acquisition Closing with XPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Acquisition Entities and the Newco Surviving Entity.
(b)   The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Acquisition Entities or the Newco Surviving Entity) (collectively, the “SuperBac Group”), on the one hand, and (y) the Newco Surviving Entity or any member of the XP Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) that represented the Company prior to the Acquisition Closing may represent any member of the SuperBac Group in such dispute even though the interests of such Persons may be directly adverse to the Acquisition Entities and the Newco Surviving Entity, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquisition Entities and the Newco Surviving Entity. The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Newco Surviving Entity), further agree that, as to all legally

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privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company or any member of the SuperBac Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the SuperBac Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Acquisition Entities or the Newco Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by XPAC or the Sponsor prior to the Acquisition Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Acquisition Entities or the Newco Surviving Entity.
IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
[Signature Pages Follow]

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XPAC ACQUISITION CORP.
By:
/s/ Chu Chiu Kong

Name: Chu Chiu Kong
Title:  Chief Executive Officer and Chairman of the Board of Directors
[Signature Page to the Business Combination Agreement]

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SUPERBAC PUBCO HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name: Wilson Ernesto da Silva
Title:  Director
[Signature Page to the Business Combination Agreement]

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BAC1 HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name: Wilson Ernesto da Silva
Title:  Director
[Signature Page to the Business Combination Agreement]

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BAC2 HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name: Wilson Ernesto da Silva
Title:  Director

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SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name: Luiz Augusto Chacon de Freitas Filho
Title:  Chief Executive Officer
[Signature Page to the Business Combination Agreement]

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Exhibit A
Form of PIPE Subscription Agreement
SHARE SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of [•], 2022, by and among (i) the person named on the signature page hereto (the “Purchaser”), (ii) SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (the “Company”), and (iii) XPAC Acquisition Corp., a Cayman Islands exempted company (“XPAC”).
WHEREAS, this Agreement is being entered into in connection with the proposed business combination (the “Transaction”) pursuant to that certain business combination agreement, dated April 25, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among the Company, XPAC, BAC1 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 1”), BAC2 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a Brazilian sociedade anônima (“SuperBac”), pursuant to which, among other things, (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving the merger as a wholly owned subsidiary of the Company (the “Initial Merger”), and (b) at least one day after the closing date of the Initial Merger, Merger Sub 2 will merge with and into a newly formed Cayman Islands exempted company that will, prior to the consummation of the Transaction, own all of the issued and outstanding equity securities of SuperBac (“HoldCo”), with HoldCo surviving the merger as a wholly owned subsidiary of the Company (the “Acquisition Merger”). Upon consummation of the Transaction, ordinary shares of the Company, each with a par value of $0.0001 (the “Shares”), will be listed on the Nasdaq;
WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Company and XPAC are seeking commitments (“Subscriptions”) from interested investors to subscribe for, concurrently with the completion of the Acquisition Merger, Shares in a private transaction in which the Company expects to raise an aggregate amount of $[•];
WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Purchaser (as set forth on the signature page hereto) desires to subscribe for and purchase from the Company, on the Closing Date (as defined below), that number of Shares set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Purchaser that number of Ordinary Shares set forth on the signature page hereto in consideration of the payment of the Purchase Price therefor by or on behalf of Purchaser to the Company, all on the terms and subject to the conditions set forth herein;
WHEREAS, substantially concurrently with the execution of this Agreement, the Company and XPAC are entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Purchaser) (the “Other Purchasers”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:
1.   Subscription.   The Purchaser hereby agrees to subscribe for, and the Company hereby agrees, subject to the receipt of the Purchase Price, to issue to the Purchaser, the Acquired Shares, all on the terms, and subject to the conditions, provided for herein.
2.   Closing.   The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction contemplated under the Business Combination Agreement. As used herein, the “Closing Date” means the Acquisition Closing Date (as defined in the Business Combination Agreement). Not less than three Business Days (a “Business Day” meaning a day on which commercial banks are open for business in New York, USA, the Cayman Islands and the City of São Paulo, State of São Paulo, Brazil, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York, USA, the Cayman Islands or the State of São Paulo, Brazil) prior to the scheduled or anticipated Closing Date, the Company shall provide written notice to the

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Purchaser (the “Closing Notice”) (i) setting forth the scheduled or anticipated Closing Date, (ii) stating that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied or waived, and (iii) including wire instructions for delivery of the Purchase Price for the Acquired Shares to the Escrow Agent (as defined below). The Purchaser shall deliver to Continental Stock Transfer & Trust Company as escrow agent (or such other escrow agent appointed by the Company and notified in writing to the Purchaser) (the “Escrow Agent”), on the second Business Day immediately prior to the Closing Date, the Purchase Price for the Acquired Shares, which shall be held in a non-interest bearing segregated escrow account for the benefit of the Purchaser (the “Escrow Account”) until Closing, pursuant to the terms of an escrow agreement to be entered into between the Company and the Escrow Agent (the “Escrow Agreement”), by wire transfer of United States dollars in immediately available funds to the Escrow Account, the details for which shall be specified in the Closing Notice. The Purchase Price for the Acquired Shares shall only be applied in subscription by the Purchaser for the Acquired Shares on the Closing Date. On the Closing Date, subject to the satisfaction or waiver of the conditions set forth in Section 3 below, substantially concurrently, (i) the Purchase Price shall be released from the Escrow Account automatically and without further action by the Company or the Purchaser and (ii) the Company shall deliver to Purchaser (a) the Acquired Shares in book-entry form, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws as set forth herein), in the name of the Purchaser (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (b) a copy of the records of the Company’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Acquired Shares on and as of the Closing Date.
In the event that the Transaction is not consummated within two (2) business days after the anticipated Closing Date identified in the Closing Notice for any reason, or in the event of the termination of this Agreement in accordance with the terms hereof, the Escrow Agent shall promptly (but not later than two Business Days thereafter) return to the Purchaser any amounts paid by the Purchaser pursuant to this Agreement, by wire transfer of United States dollars in immediately available funds to the account specified by the Purchaser, and any book-entries, certificates or DRS advice in connection with the Acquired Shares (to the extent that any such book-entries were made, certificates were prepared or DRS advice was generated) shall be deemed cancelled; provided, however, that unless this Agreement has been terminated pursuant to Section 9, such return of funds shall not terminate this Agreement or relieve the Purchaser of its obligation to purchase the Acquired Shares at the Closing Date upon delivery of a new Closing Notice in accordance with the terms of this Section 2.
3.   Closing Conditions.   The Closing is also subject to the conditions that, on the Closing Date:
a.   all representations and warranties of the Company, XPAC and the Purchaser contained in this Agreement (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that are qualified as to materiality, Company Material Adverse Effect, XPAC Material Adverse Effect or Purchaser Material Adverse Effect, which representations and warranties shall be true in all respects), but in each case without giving effect to consummation of the Transaction; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct or a breach by such party of any of its covenants or agreements contained herein;
b.   there shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining or prohibiting the consummation of the Transaction;
c.   all conditions precedent to the closing of the Transaction pursuant to the Business Combination Agreement, including the approval of XPAC’s shareholders and any regulatory approvals, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction but subject to satisfaction or waiver thereof substantially concurrently with the closing of the Transaction pursuant to the Business Combination Agreement);

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d.   each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to Closing; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from a breach by such party of any of its covenants or agreements contained herein;
e.   the Business Combination Agreement shall not have been modified, waived or amended to materially and adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement; and
f.   the Acquired Shares shall have been approved for listing on the Nasdaq.
4.   Further Assurances.   At the Closing, the Company and the Purchaser shall execute and deliver such additional documents and take such additional actions as they reasonably may deem to be practical and necessary in order to consummate the Subscription contemplated by this Agreement.
5.   Company Representations and Warranties.   The Company represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:
a.   The Company is a newly formed entity formed solely for the purpose of effecting the transactions contemplated by the Business Combination Agreement (including the Transaction and the Subscriptions). The Company is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite legal power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof.
b.   Upon the consummation of the Transaction, the Company will own 100% of the equity interests of HoldCo and will have all requisite power and authority to run the business of HoldCo and its subsidiaries, including SuperBac (collectively, the “Business”).
c.   As of the Closing Date, subject to the receipt of the Purchase Price in accordance with the terms of this Agreement and registration with the Company’s transfer agent, the Acquired Shares will be duly authorized and, when issued and delivered to the Purchaser in accordance with the terms of this Agreement, the Acquired Shares will be validly issued and fully paid and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents (as in effect at such time of issuance) or under the laws of the Cayman Islands.
d.   The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof, have been duly authorized by all requisite action on the part of the Company. No other action on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by XPAC and the Purchaser) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).
e.   The issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon the Company, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Business, that would reasonably be expected to have a material adverse effect on the business, properties, assets, financial

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condition or results of operations of the Business or the Company and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of the Company (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.
f.   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Purchaser could become directly liable (it being understood that the Purchaser will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Company).
g.   Assuming the accuracy of the representations and warranties of XPAC and the Purchaser in Sections 6 and 7, respectively, no registration of the Acquired Shares will be required under the United States Securities Act of 1933, as amended (the “Securities Act”), in connection with the Subscription by the Purchaser.
h.   Assuming the accuracy of XPAC’s and the Purchaser’s representations and warranties set forth in Sections 6 and 7, respectively, the Company is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
i.   A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about the Company’s affiliates contained in any SEC Document to be filed by the Company the representation and warranty in this sentence is made to the Company’s knowledge. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.
j.   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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k.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company as of the date of this Agreement, threatened in writing against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.
l.   The Other Subscription Agreements entered into or to be entered into by the Company in connection with the Transaction (or any agreements or understandings (including side letters) entered into or to be entered into in connection therewith or in connection with the purchase of Shares by the Other Purchasers) reflect the same per Share Purchase Price as set forth in this Agreement and do not contain any provisions that are more favorable from an economic perspective to such Other Subscribers or any affiliate or any party related thereto than the provisions of this Agreement.
6.   XPAC Representations and Warranties.   XPAC represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:
a.   XPAC is an entity duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with requisite legal entity power and authority to carry on its business as now being conducted and to enter into, deliver and perform its obligations under this Agreement.
b.   The execution and delivery of this Agreement, the performance by XPAC of its obligations hereunder and the consummation by XPAC of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of XPAC, subject to subject to the receipt of the requisite approval of XPAC’s shareholders as contemplated by the Business Combination Agreement. This Agreement has been duly executed and delivered by XPAC, and (assuming due authorization, execution and delivery by the Company and Purchaser) this Agreement constitutes the legal, valid and binding obligation of XPAC, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.
c.   A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by XPAC on or prior to the Closing Date (the “XPAC SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the XPAC SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about XPAC’s affiliates contained in any SEC Document to be filed by XPAC the representation and warranty in this sentence is made to XPAC’s knowledge. The financial statements of XPAC included in the XPAC SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of XPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the XPAC SEC Documents.
d.   XPAC is in compliance with all applicable laws, except where such non-compliance has not had and would not be reasonably likely to have a material adverse effect on the business, properties, assets, financial condition or results of operations of, XPAC (an “XPAC Material Adverse Effect”). XPAC has not received any written communication from a governmental authority that alleges that XPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an XPAC Material Adverse Effect.
e.   Compliance by XPAC with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon

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XPAC, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of XPAC, in each case that would reasonably be expected to result in a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of XPAC (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over XPAC or any of its properties that would reasonably be expected to have a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with this Agreement.
f.   Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, no registration of the Acquired Shares will be required under the Securities Act, in connection with the Subscription by the Purchaser.
g.   Neither the XPAC nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in violation of the Securities Act in connection with any offer or sale of the Acquired Shares.
h.   XPAC has not engaged in any “directed selling efforts” (within the meaning of Regulation S) with respect to the Acquired Shares, and XPAC and its affiliates have complied with the offering restrictions requirement of Regulation S.
i.   Neither XPAC, its affiliates nor any person acting on its or any of their behalf has, directly or indirectly, solicited any offer to buy, sold or offered to sell any security which is or would be integrated with the sale of the Acquired Shares in a manner that would require the offer and sale of the Acquired Shares to be registered under the Securities Act.
j.   Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, XPAC is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the SEC, (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a XPAC Material Adverse Effect.
k.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an XPAC Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of XPAC, threatened against XPAC, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against XPAC.
7.   Purchaser Representations and Warranties.   The Purchaser represents and warrants to the Company that at the date of signature of this Agreement and as of the Closing Date:
a.   If the Purchaser is located in the United States or is a U.S. person:
i.   The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is aware that the sale of the Acquired Shares to the Purchaser is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Securities for its own account or for an account over which the Purchaser exercises sole discretion for another qualified institutional buyer or accredited investor, and the Purchaser has the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not subscribing for the Acquired Shares with a view to, or for offer or

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sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A).
ii.   The Purchaser is not an entity formed for the specific purpose of acquiring the Acquired Shares.
b.   If the Purchaser is located outside the United States and is not a U.S. person:
i.   The Purchaser is acquiring the Acquired Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act;
ii.   The Purchaser is are aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Securities offered pursuant to this Subscription, was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Subscribed Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Acquired Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Acquired Shares or any economic interest therein to any person located in the United States or any U.S. person;
iii.   The Purchaser is authorized to consummate the purchase of the Acquired Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made[; and]
iv.   [The Purchaser is a professional investor (investidor profissional) under the definition of CVM Resolution No. 30, incorporated, formed or resident in a jurisdiction other than the Federative Republic of Brazil; and able to hold securities and engage in financial settlement of securities transactions with funds held in the U.S.]
c.   The Purchaser acknowledges that it is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, a distribution thereof in violation of the Securities Act.
d.   The Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
e.   The Purchaser understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other applicable securities laws. The Purchaser understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Purchaser acknowledges that the Acquired Shares may not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Purchaser understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Purchaser may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel as well as tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.
f.   The Purchaser further acknowledges that there have been no representations, warranties, covenants and agreements made to the Purchaser, expressly or by implication, other than those

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representations, warranties, covenants and agreements included in this Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any).
g.   The Purchaser acknowledges that it has received a copy of the Investor Presentation, dated as of [•], 2022, provided by the Company and XPAC (the “Disclosure Package”), and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Purchaser’s investment in the Acquired Shares. The Purchaser acknowledges that it has reviewed the documents made available to the Purchaser by the Company and XPAC in the electronic data room hosted by the XPAC in connection with the transactions contemplated by this Agreement. The Purchaser is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HoldCo, the Company, XPAC, SuperBac or any of their respective affiliates or any of their control persons, officers, directors and employees) including the Disclosure Package, other than the statements, representations and warranties of the Company and XPAC contained in this Agreement, in making its investment or decision to invest in the Company.
h.   The Purchaser became aware of this offering of the Acquired Shares solely by means of direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC, and the Acquired Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC. The Purchaser did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i.   The Purchaser understands and agrees that the Purchaser is purchasing the Acquired Shares directly from the Company. The Purchaser further acknowledges that there have not been, and the Purchaser hereby expressly and irrevocably acknowledges and agrees that it is not relying on, any representations, warranties, covenants or, agreements or statements made to the Purchaser by or on behalf of the Company, XPAC, SuperBac or their respective affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication, (including by omission), other than those representations, warranties, covenants, agreements and statements of the Company and XPAC expressly set forth in this Agreement, and the Purchaser is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission).
j.   The Purchaser acknowledges that it is aware that there are substantial risks incident to the subscription for and ownership of the Acquired Shares, including those set forth in the Disclosure Package. The Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. The Purchaser acknowledges that its purchase of Acquired Shares (i) is fully consistent with the Purchaser’s financial needs, objectives and condition, (ii) complies and is fully consistent with all of the Purchaser’s applicable investment policies, guidelines and other restrictions, (iii) has been duly authorized and approved by all necessary action (corporate or otherwise), and (iv) does not and will not violate or constitute a default under the Purchaser’s charter, by-laws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which we are bound and are a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Acquired Shares. The Purchaser understands and acknowledges that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

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k.   Alone, or together with any professional advisor(s), the Purchaser has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Purchaser. The Purchaser acknowledges specifically that a possibility of total loss exists.
l.   The Purchaser understands, acknowledges and represents that:
i.   No disclosure or offering document has been prepared in connection with the offer and sale of the Securities by [•] (the “Placement Agents”).
ii.   The Purchaser acknowledges that (a) it has conducted its own investigation of the Company, XPAC, SuperBac and the Acquired Shares and we have not relied on any statements or other information provided by the Placement Agents concerning the Company, XPAC, SuperBac or the Acquired Shares or the offer and sale of the Acquired Shares, (b) it has had access to, and an adequate opportunity to review, financial and other information as the Purchaser deems necessary to make its decision to purchase the Acquired Shares, (c) the Purchaser and its professional advisor(s), if any, have been offered and have had the full opportunity to ask questions of the Company, XPAC, SuperBac and the Transaction and received answers thereto, including on the financial information, as we deemed necessary in connection with our decision to purchase the Acquired Shares; and (d) it has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Acquired Shares.
iii.   The Purchaser understands and acknowledges that (i) the Company, XPAC, SuperBac and the Placement Agents currently may have, and later may come into possession of, information regarding the Company, XPAC and SuperBac that is not known to the Purchaser and that may be material to a decision to enter into this transaction to purchase the Acquired Shares (“Excluded Information”), (ii) the Purchaser has determined to enter into the this transaction to purchase the Acquired Shares notwithstanding the Purchaser’s lack of knowledge of the Excluded Information, and (iii) none of the Company, XPAC, SuperBac and the Placement Agents shall have liability to the Purchaser, and the Purchaser hereby to the extent permitted by law waive and releases any claims the Purchaser may have against the Company, XPAC, SuperBac and the Placement Agents, with respect to the nondisclosure of the Excluded Information.
iv.   The Purchaser understands and acknowledges that certain information provided to the Purchaser was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Purchaser understands and acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.
v.   The Purchaser agrees that the Placement Agents shall not be liable to the Purchaser (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscription for Acquired Shares by the Purchaser. On behalf of the Purchaser and its affiliates, the Purchaser releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription for Acquired Shares by the Purchaser. The Purchaser agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription for Acquired Shares by the Purchaser. This undertaking is given freely and after obtaining independent legal advice.
vi.   The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Securities or the accuracy, completeness or adequacy of any information supplied to the Purchaser by the Company, XPAC or SuperBac.

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vii.   In making its decision to purchase the Acquired Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser. In connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as financial advisors or fiduciaries to the Purchaser and none of the Company, XPAC, SuperBac and their respective subsidiaries and representatives has acted as a financial advisor, fiduciary, broker or dealer to the Purchaser. The Placement Agents and their respective affiliates have not provided, and will not provide, any advice or recommendation to the Purchaser in connection with the Placement.
viii.   The Purchaser: (i) is able to fend for itself in the transactions contemplated by this Agreement; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Acquired Shares; and (iii) has the ability (at this time and in the foreseeable future) to bear the economic risks of its prospective investment in the Acquired Shares and can afford the complete loss of such investment.
ix.   The Purchaser understands and acknowledges that the Placement Agents or their affiliates will receive deferred underwriting commissions as referred to in the IPO Prospectus (as defined below) upon consummation of the Transaction.
m.   The Purchaser understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Package.
n.   If the Purchaser is not an individual, the Purchaser has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The Purchaser has the power and authority to enter into, deliver and perform the Purchaser’s obligations under this Agreement.
o.   The execution, delivery and performance by the Purchaser of this Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound, and, if the Purchaser is a legal entity, will not violate any provisions of the Purchaser’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Purchaser’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same, this Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by XPAC and the Company) this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.
p.   The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the

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OFAC List. To the extent required by applicable law, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to subscribe for the Acquired Shares were legally derived.
q.   The Purchaser will have sufficient funds to pay the Purchase Price at the Closing.
r.   The Purchaser does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is in Rule 16a-1 under the Exchange Act or short sale positions with respect to the Company. The Purchaser hereby agrees that from the date of this Agreement until the Closing (or the earlier termination of this Agreement in accordance with its terms), none of the Purchaser, its controlled affiliates, or any person or entity acting on behalf of the Purchaser or any of its controlled affiliates or pursuant to any understanding with the Purchaser or any of its controlled affiliates will engage in any Short Sales with respect to securities of XPAC. For purposes of this Section 7, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and, except as otherwise consented to by XPAC and the Company, all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding anything to the contrary set forth herein, (i) nothing herein shall prohibit any entities under common management or that share an investment advisor with Purchaser that have no knowledge of this Agreement or of Purchaser’s participation in the transaction contemplated hereby (including Purchaser’s controlled affiliates and/or other affiliates) from entering into any Short Sales; and (ii) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, this Section 7 (r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares.
s.   The Purchaser’s subscription for and holding of the Acquired Shares does not constitute or result in a non-exempt prohibited transaction under Section 406 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law. If the Purchaser is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Purchaser represents and warrants that it has not relied on the Company or any of its affiliates for investment advice as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Company or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.
8.   Registration Rights.
a.   The Company agrees that, no later than the date that is 30 calendar days after the consummation of the Transaction, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement (a “Registration Statement”) registering the resale by the Purchaser of the Acquired Shares that are then eligible for resale (the “Registrable Shares”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Closing Date and (ii) the 10th Business Day after the date the Company is

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notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that if such day falls on a Saturday, Sunday or other day that the SEC is closed for business, such date shall be extended to the next Business Day on which the SEC is open for business. A substantially complete draft of the Registration Statement shall be provided to the Purchaser at least two Business Days prior to filing. The Company agrees to cause such registration statement or another shelf registration statement to remain effective until the earlier of (a) two years from the issuance of the Registrable Shares, or (b) the first date on which the Purchaser can sell all of its Registrable Shares (or shares received in exchange therefor) under Rule 144 of the United States Securities Act within 90 days without limitation as to the amount or manner of sale of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Purchaser agrees to disclose its ownership to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Registrable Shares (or shares issued in exchange therefor) in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Registrable Shares as may be reasonably requested by the Company to effect the registration of the Registrable Securities, including a completed and executed selling shareholders questionnaire in customary form to the Company that contains the information required by SEC rules for a Registration Statement, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Shares or otherwise, such Registration Statement shall register the resale of a number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) which is equal to the maximum number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) as is permitted by the SEC and in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company. In such event, the number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) to be registered for each selling shareholder named in the Registration Statement shall be reduced in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company and as between the Purchaser and any Other Purchasers, such reduction shall be pro rata (as to the number of Registrable Shares seeking to be sold) among the Purchaser and any Other Purchasers seeking to sell Registrable Shares. The Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more amendments to the Registration Statement or new registration statements, in each case, to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, and use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable. For as long as the Purchaser holds Registrable Shares, the Company will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Purchaser to resell the Registrable Shares pursuant to Rule 144 of the Securities Act.
b.   The Company may delay the filing of the Registration Statement or suspend the use of any such Registration Statement, and from time to time to require the Purchaser not to sell under the Registration Statement (in each case for the shortest period of time, determined in good faith by the Company to be necessary for such purpose) if (i) the filing, initial effectiveness or continued use of a Registration Statement at any time would (a) require the Company to make an Adverse Disclosure (as defined below), or (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the board of directors of the Company such filing or continued use of

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such Registration Statement would be seriously detrimental to the Company and the majority of the board of directors of the Company concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than 90 consecutive calendar days, or more than 120 total calendar days, in each case during any twelve-month period. The Company shall not, when so advising Purchaser of such Suspension Event, provide Purchaser with any material, nonpublic information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the Suspension Event might constitute material, nonpublic information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Purchaser agrees that it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and it will maintain the confidentiality of any information included in such written notice delivered by the Company except as required by law. If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus shall not apply (A) to the extent Purchaser is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.
As used herein, “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer, chief financial officer, the president or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus (as defined below) in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.
c.   Indemnification.
i.   The Company shall, notwithstanding any termination of this Agreement indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors officers, members, stockholders, partners, agents, brokers, investment advisors and employees, and each person who controls Purchaser (within the meaning of the Securities Act), from and against losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, any reasonable and documented outside attorneys’ fees of one law firm and one local counsel in any applicable jurisdiction) (collectively, “Losses”) based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein) (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are based on or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Purchaser expressly for use therein or Purchaser has omitted a material fact from such information; provided, however, that

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the indemnification contained in this Section 8.3.c. shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (B) in connection with any offers or sales effected by or on behalf of the Purchaser in violation of Section 8.3.b. The Company shall notify the Purchaser promptly of the institution, threat or assertion of any proceeding.
ii.   In connection with any Registration Statement in which Purchaser is participating, Purchaser shall, to the extent permitted by law, indemnify the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) against any Losses based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein), Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Purchaser expressly for use therein; provided, however, that the liability of Purchaser shall be several and not joint with any Other Purchaser and shall be limited to the net proceeds received by Purchaser from the sale of Acquired Shares giving rise to such indemnification obligation.
iii.   Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
iv.   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Agreement.
v.   If the indemnification provided under this Section 8.c.v from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other

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things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8.3.c.i and ii above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.3.v from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by Purchaser upon the sale of the Registrable Securities giving rise to such contribution obligation.
d.   Upon the Purchaser’s request, the Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to, as soon as commercially reasonable, (i) issue to the transfer agent a legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (ii) if the Acquired Shares are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Acquired Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Purchaser; provided that in each case (a) in the case of item (ii) above, the Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (b) in each case, the Company, its counsel or the Company’s transfer agent have received customary representations and other documentation from the Purchaser that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Company, its counsel or the Company’s transfer agent. Notwithstanding the foregoing, the Company and its counsel shall not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.
9.   Termination.   This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Agreement, or (c) at the election of the Purchaser, if the consummation of the Transaction shall not have occurred on or prior to the Outside Date (as defined in the Business Combination Agreement); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. If the Transaction is not consummated, the Company shall notify the Purchaser of the termination of the Business Combination Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to any party hereto, if the Company notifies the Purchaser in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Purchaser’s obligations with respect to the Subscription without the delivery of the Acquired Shares having occurred, provided; that if the Purchase Price has been already paid pursuant to this Agreement at such time it shall be returned promptly by the Company to the Purchaser without any deduction for or on account of any tax, withholding, charges, or set-off.
10.   Trust Account Waiver.   The Purchaser acknowledges that XPAC is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business

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or purposes of XPAC, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving XPAC and one or more businesses or assets. The Purchaser further acknowledges that, as described in XPAC prospectus relating to its initial public offering dated July 29, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of XPAC’s assets consist of the cash proceeds of XPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of XPAC, its public stockholders and the underwriters of XPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to XPAC to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Purchaser hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided however, that nothing in this Section 10 shall be deemed to limit the Purchaser’s right, title, interest or claim to the Trust Account by virtue of the Purchaser’s record or beneficial ownership of Class A Ordinary Shares.
11.   Miscellaneous.
a.   Neither this Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Purchaser’s rights to purchase the Acquired Shares) may be transferred or assigned without the prior written consent of each of the other parties, other than an assignment to any controlled affiliate of the Purchaser or any fund or account managed by the same investment manager as the Purchaser, subject to, if such transfer or assignment is prior to the Closing Date, such transferee or assignee, as applicable, executing a joinder to this Agreement or a separate subscription agreement in substantially the same form as this Agreement, including with respect to the Purchase Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Agreement shall remain bound by its obligations under this Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Agreement or any rights, interests or obligations that may accrue to the parties hereunder.
b.   Prior to or at the Closing Date, the Purchaser shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. The Company may request from the Purchaser such additional information as the Company may deem necessary to evaluate the eligibility of the Purchaser to subscribe for the Acquired Shares, and the Purchaser shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that the Company agrees to keep any such information confidential except to the extent required to be disclosed by applicable law, including the securities laws or in connection with such filings, or the Nasdaq. The Purchaser acknowledges that XPAC and the Company shall file a copy of this Agreement with the SEC.
c.   The Purchaser acknowledges that each of the Company, XPAC, SuperBac, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties made by Purchaser contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company and XPAC if any of the acknowledgments, understandings, agreements, representations and warranties made by Purchaser set forth herein are no longer accurate. The Purchaser acknowledges and agrees that each purchase by the Purchaser of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Purchaser as of the time of the purchase.
d.   Each of the Company, XPAC, SuperBac and the Purchaser is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
e.   All the agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

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f.   This Agreement may not be modified, waived or terminated except by an instrument in writing signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
g.   This Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, and SuperBac. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided, however, that notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that (i) SuperBac shall be a third party beneficiary hereof, (ii) each representation, warranty, covenant and agreement of the Company, XPAC and Purchaser hereunder is being made also for the benefit of SuperBac, and (iv) SuperBac may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of each of the Company and the Purchaser under this Agreement.
h.   Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
i.   If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.   This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.
k.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree that SuperBac shall be entitled to specifically enforce the Purchaser’s obligations to fund the Amount and the provisions of this Agreement of which SuperBac is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. In connection with any action for which SuperBac is entitled to an award of money damages, each of the parties hereto agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to SuperBac or its equity holders under the Business Combination Agreement and/or this Agreement, and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and this Agreement. In addition, the prevailing party in any action to enforce the provisions of this Agreement shall be entitled to fees and expenses incurred in connection therewith. The parties acknowledge and agree that this Section 11(k) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

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l.   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
m.   Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, agrees that service of process upon such party in any such action shall be effective if given as may be permitted by applicable law, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 11(m).
n.   The Purchaser further acknowledges and agrees that none of (i) any Other Purchaser pursuant to any Other Subscription Agreement or any other agreement related to the private placement of the Shares (including such other investor’s respective affiliates or any control persons, officers, directors, partners, agents, employees or representatives of any of the foregoing) or (ii) any of the Company’s or XPAC’s respective affiliates’ control persons, officers, directors, partners, agents, employees or representatives, shall be liable to any Other Purchaser pursuant to this Agreement or any Other Subscription Agreement or any other agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, XPAC or any Non-Party Affiliate concerning the Company, XPAC, the HoldCo Business, any of their controlled affiliates, this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company or XPAC or any of the Company’s or XPAC’s controlled affiliates or any family member of the foregoing.
o.   [The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, nonpublic information that the Company or XPAC has provided to Purchaser at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s and XPAC’s knowledge, Purchaser shall not be in possession of any material, nonpublic information received from the Company or XPAC, and Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or XPAC or any of their respective affiliates with respect to the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, neither the Company nor XPAC shall, without the prior written consent of Purchaser, publicly disclose the name of Purchaser or any of its affiliates or advisors, or include the name of Purchaser or any of its affiliates or advisors (i) in any press release or marketing materials or (ii) in any filings with the SEC or any regulatory agency or trading market except (A) required by the federal securities law in connection with the Registration Statement, and (B), to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of the Nasdaq or by any other governmental authority, in which case XPAC and/or the Company shall provide Purchaser with prior written notice of such disclosure permitted under this subclause (B).]

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p.   If Purchaser is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Purchaser or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Agreement is executed on behalf of the trustees of the Purchaser or any affiliate thereof as trustees and not individually and that the obligations of the Agreement are not binding on any of the trustees, officers or stockholders of the Purchaser or any affiliate thereof individually but are binding only upon the Purchaser or any affiliate thereof and its assets and property.
12.   [Non-Redemption and Other Agreements.
a.   The Purchaser represents and warrants to the Company and XPAC that at the date of signature of this Agreement and as of the Closing Date that it is the record and beneficial owner of (i) [•] Class A ordinary share of XPAC, par value $0.0001 per share (“Class A Ordinary Shares”) and (ii) [•] public warrants to acquire Class A Ordinary Shares (together with any other shares, capital stock or any other equity interests, as applicable, of XPAC that the Purchaser holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject XPAC Equity Securities”).
b.   The Purchaser hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of XPAC, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject XPAC Equity Securities (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for XPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any concerning any merger, consolidation, purchase of ownership interests or assets of or by XPAC, recapitalization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document (as defined in the Business Combination Agreement) and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving XPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (z) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) not being fulfilled.
c.   The Purchaser shall not redeem any Subject XPAC Equity Securities owned by it, or submit or surrender any of its Subject XPAC Equity Securities for redemption, in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement), including any amendments to the XPAC Articles of Association (as defined in the Business Combination Agreement).
d.   The Purchaser hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject XPAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Subject XPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject XPAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject XPAC Equity Securities, (iv) engage in any hedging or other transaction which is

A-1-108

designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject XPAC Equity Securities even if such Subject XPAC Equity Securities would be disposed of by a Person other than the Purchaser or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.]
[SIGNATURE PAGES FOLLOW]

A-1-109

IN WITNESS WHEREOF, the Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of Purchaser:	State/Country of Formation or Domicile:

By: Name:
Title:
Name in which Acquired Shares are to be registered (if different):
Purchaser’s EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Acquired Shares:

Aggregate Purchase Price: U.S: $	Price Per Share: U.S. $10.00
You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds, to be held in escrow until the Closing, to the account or accounts specified by the Company in the Closing Notice.

A-1-110

IN WITNESS WHEREOF, the Company and XPAC have accepted this Agreement as of the date set forth on the first page of this Agreement.
SUPERBAC PubCo Holdings Inc.
By:

Name:
Title:
XPAC Acquisition Corp.
By:

Name:
Title:

A-1-111

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF PURCHASER
A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

¨
We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.
¨   We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
¨   We are not a natural person.

D.
NON-U.S. PERSON STATUS (Please check the box)

¨
Subscriber is a non-U.S. person located outside of the United States.

E.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
1.
¨   is:

2.
¨   is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by Purchaser
and constitutes a part of this Agreement.

A-1-112

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”
¨   Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
¨   Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
¨   Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
¨   Any organization described in Section 501(c)(3) of the Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
¨   Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
¨   Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

A-1-113

Exhibit B
Form of Sponsor Support Agreement
[Exhibit B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit B to the SEC upon its request. Note that Exhibit B was included as Exhibit 10.1 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-114

Exhibit C
Form of Registration Rights Agreement
[Exhibit C has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit C to the SEC upon its request. Note that Exhibit C was included as Exhibit 10.5 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-115

Exhibit D
Form of Voting and Support Agreement
[Exhibit D has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit D to the SEC upon its request. Note that Exhibit D was included as Exhibit 10.2 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-116

Exhibit E
Form of Assignment, Assumption and Amendment Agreement
[Exhibit E has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit E to the SEC upon its request. Note that Exhibit E was included as Exhibit 10.6 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-117

Exhibit F
Form of Newco Articles of Association
[Exhibit F has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit F to the SEC upon its request.]

A-1-118

Exhibit G
Form of Plan of Initial Merger
[Exhibit G has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit G to the SEC upon its request.]

A-1-119

Exhibit H
Form of Plan of Acquisition Merger
[Exhibit H has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit H to the SEC upon its request.]

A-1-120

Exhibit I
Form of Newco Joinder Agreement

A-1-121

Exhibit J
Form of PubCo Articles of Association
[See Annex D to this Proxy Statement/Prospectus]

A-1-122

Exhibit K
Form of Articles of the Newco Surviving Entity
[Exhibit K has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit K to the SEC upon its request.]

A-1-123

Exhibit L
Form of Lock-up Agreement
[Exhibit L has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit L to the SEC upon its request. Note that Exhibit L was included as Exhibit 10.3 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-124

Exhibit M
Form of Investment Agreement
[Exhibit M has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit M to the SEC upon its request. Note that Exhibit M was included as Exhibit 10.4 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

A-1-125

Schedule
XPAC Disclosure Letter
[Schedule — XPAC Disclosure Letter has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule — XPAC Disclosure Letter to the SEC upon its request.]

A-1-126

Schedule
Company Disclosure Letter
[Schedule — Company Disclosure Letter has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule — Company Disclosure Letter to the SEC upon its request.]

A-1-127

Schedule 2.9(b)
Company Reorganization Payments to Certain Company Shareholders
[Schedule 2.9(b) has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule 2.9(b) to the SEC upon its request.]

A-1-128

Schedule 8.12(c)
PubCo Officers
1.
President and Chief Executive Officer — Luiz Augusto Chacon de Freitas Filho

2.
Vice President — Mozart Fogaça Júnior

3.
Chief Financial Officer — Wilson Ernesto da Silva

4.
Operations Director — Giuliano Pauli

A-1-129

Annex A-2
FIRST AMENDMENT AGREEMENT TO BUSINESS COMBINATION AGREEMENT
This First Amendment Agreement, dated as of December 2, 2022 (this “Amendment Agreement”), to the Business Combination Agreement, dated as of April 25, 2022 (the “Original Business Combination Agreement”), is made and entered into by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), (v) Newco BAC Holdings, Inc., an exempted company incorporated with limited liability in the Cayman Islands, and (vi) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”). Capitalized terms used but not defined in this Amendment Agreement shall have the respective meanings ascribed to such terms in the Original Business Combination Agreement.
RECITALS
WHEREAS, the parties entered into the Original Business Combination Agreement on April 25, 2022;
WHEREAS, the Original Business Combination Agreement provides that the Original Business Combination may be terminated by either XPAC or SuperBac, if the transactions contemplated by the Original Business Combination Agreement shall not have been consummated on or prior to the 210th day following the execution and delivery of the Original Business Combination Agreement (and if such 210th day shall not be a Business Day, then the next following Business Day (which is defined as the Outside Date). The Outside Date is November 21, 2022;
WHEREAS, Section 11.12 of the Original Business Combination Agreement provides that the Original Business Combination Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each such party; and
WHEREAS, the parties to the Original Business Combination Agreement desire to amend the Original Business Combination Agreement to extend the Outside Date to January 31, 2023, as set forth in this Amendment Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth in this Amendment Agreement and intending to be legally bound hereby, XPAC, PubCo, Merger Sub 1, Merger Sub 2, Newco and the Company hereby agree as follows:
ARTICLE 1
AMENDMENT TO ORIGINAL BUSINESS COMBINATION AGREEMENT
Section 10.1(i) of the Original Business Combination Agreement is hereby deleted in its entirety and replaced by the following:
“(i) by either XPAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 31, 2023 (and if such date is not a Business Day, then the next following Business Day) (the “Outside Date”).”
ARTICLE 2
EFFECT OF AMENDMENT AGREEMENT
Section 2.1   Effectiveness.   The parties hereto hereby acknowledge and agree that this Amendment Agreement shall be effective as of the date hereof.

A-2-1

Section 2.2   Effect of Amendment Agreement.   Except as expressly and specifically amended by this Amendment Agreement, the Original Business Combination Agreement is not otherwise being amended, modified or supplemented and all terms and provisions of the Original Business Combination Agreement, as amended by this Amendment Agreement, are and shall remain in full force and effect in accordance with its terms.
Section 2.3   Interpretation.   On and after the date hereof, each reference in the Original Business Combination Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words referring to the Original Business Combination Agreement, and each reference in any other document relating to the “Business Combination Agreement,” the “Agreement,” “thereunder,” “thereof,” or words of like import referring to the Original Business Combination Agreement, means and references the Original Business Combination Agreement as amended by this Amendment Agreement (except that references in the Original Business Combination Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of similar import shall continue to mean April 25, 2022). In the event of any inconsistency or conflict between the terms and provisions of the Original Business Combination Agreement, on the one hand, and this Amendment Agreement, on the other hand, the terms and provisions of this Amendment Agreement shall govern and control.
ARTICLE 3
MISCELLANEOUS PROVISIONS
Section 3.1   Entire Agreement.   The Original Business Combination Agreement, as amended by this Amendment Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to the Original Business Combination Agreement, as amended by this Amendment Agreement, relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Non-Binding Letter between XPAC and the Company, dated as of September 23, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.
Section 3.2    Other Miscellaneous Provisions.   The provisions contained in Section 11.3, Section 11.5, Sections 11.7 through 11.9 and Sections 11.15 through 11.19 of the Original Business Combination Agreement shall apply mutatis mutandis to this Amendment Agreement and are deemed to be incorporated herein by reference.
IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
[Signature Pages Follow]

A-2-2

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
XPAC ACQUISITION CORP.

By:
/s/ Chu Chiu Kong

Name:
Chu Chiu Kong

Title:
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-3

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
SUPERBAC PUBCO HOLDINGS INC.

By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-4

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
BAC1 HOLDINGS INC.

By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-5

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
BAC2 HOLDINGS INC.

By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-6

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
NEWCO BAC HOLDINGS, INC.

By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-7

IN WITNESS WHEREOF, the undersigned parties have hereunto caused this Amendment Agreement to be duly executed as of the date first above written.
SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Chief Executive Officer

[Signature Page to Amendment Agreement to Business Combination Agreement]

A-2-8

Annex B
Plan of Initial Merger
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [•] between BAC1 Holdings Inc. (the “Surviving Company”) and XPAC Acquisition Corp. (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated April 25, 2022 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:
1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company, which shall continue to be named BAC1 Holdings Inc. after the Merger.

3
The registered office of the Surviving Company is c/o Mourant Governance Services (Cayman) Limited of 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each and the Surviving Company will have 1 share of a par value of US$0.001 each in issue.

5
Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each and the Merging Company will have [•] Class A ordinary shares of a par value of US$0.0001 each and [•] Class B ordinary shares of a par value of US$0.0001 each in issue.

6
The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute or such later date as the directors of the constituent companies may agree and specify in accordance with this Plan of Merger and the Statute (the “Effective Date”).

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8
The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9
The Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto shall be its Memorandum and Articles of Association after the Merger.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

[•].
14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the sole shareholder of the Surviving Company pursuant to section 233(6) of the Statute. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(The remainder of this page is intentionally left blank — signature page follows)

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Name: Wilson Ernesto da Silva
BAC1 Holdings Inc.	)	Title: Director
)
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Name:
XPAC Acquisition Corp.	)	Title: Director
)

Annexure 1
Business Combination Agreement
See Annex A-1 to this Proxy Statement/ Prospectus

Annexure 2
Memorandum and Articles of Association of the Surviving Company
See Annex D to this Proxy Statement/ Prospectus

Annex C
Plan of Acquisition Merger
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [•] between [Newco] (the “Surviving Company”) and BAC2 Holdings Inc. (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated April 25, 2022 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:
1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company, which shall [continue to be named [•] after the Merger]/[be renamed [•] on the Effective Date (as defined below)].

3
The registered office of the Surviving Company is c/o Mourant Governance Services (Cayman) Limited of 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands and the registered office of the Merging Company is c/o Mourant Governance Services (Cayman) Limited of 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$[•] divided into [•] shares of a par value of US$[•] each and the Surviving Company will have [•] shares of a par value of US$[•] each in issue.

5
Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each and the Merging Company will have 1 share of a par value of US$0.001 in issue.

6
The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute or such later date as the directors of the constituent companies may agree and specify in accordance with this Plan of Merger and the Statute (the “Effective Date”).

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8
The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9
The Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto shall be its Memorandum and Articles of Association after the Merger.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

[•].
14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the sole shareholder of [each of the Surviving Company and] the Merging Company pursuant to section 233(6) of the Statute. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company. [This Plan of Merger has been authorised by way of a special resolution of the shareholders of the Surviving Company pursuant to section 233(6) of the Statute.]

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(The remainder of this page is intentionally left blank — signature page follows)

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Name: Wilson Ernesto da Silva
BAC2 Holdings Inc.	)	Title: Director
)
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Name:
[Newco]	)	Title: Director
)

Annexure 1
Business Combination Agreement
See Annex A-1 to this Proxy Statement/Prospectus

Annexure 2
Memorandum and Articles of Association of the Surviving Company
See Annex D to this Proxy Statement/Prospectus

Annex D
Form of Proposed Governing Documents
COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
[SUPERBAC CORP.]
(adopted by a special resolution passed on [•] 2022 and effective at the Initial Merger Effective Time
(as defined herein))

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
[SUPERBAC CORP.]
(adopted by a Special Resolution passed on [•] 2022 and effective at the Initial Merger Effective Time)
1.
The name of the Company is [SuperBac Corp.]

2.
The registered office of the Company will be at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.
Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

6.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.
The liability of each Shareholder is limited to the amount, if any, from time to time unpaid on such Shareholder’s shares.

8.
The authorised share capital of the Company is US$[•] divided into [•] shares of par value of US$[0.000001] each, of which [•] shall be designated as Class A ordinary shares and [•] shall be designated as convertible Class B ordinary shares. Subject to the provisions of the Companies Act (as amended) and the Articles, the Company has the power to redeem or purchase any of its shares and to increase or reduce the said share capital and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.
The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.
Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
[SUPERBAC CORP.]
(adopted by a Special Resolution passed on [•] 2022 and effective at the Initial Merger Effective Time)

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
[SUPERBAC CORP.]
(adopted by a Special Resolution passed on [•] 2022 and effective at the Initial Merger Effective Time)
TABLE A
1.
In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION
2.
In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Acquisition Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;
Affiliate	in respect of a Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;
Articles	means these Articles of Association of the Company as altered or added to, from time to time;
Audit Committee	Means the audit committee of the Company formed by the Board pursuant to these Articles, or any successor of the audit committee;
Auditor	has the meaning ascribed to such term in Article 145;
Board or Board of Directors	means the board of Directors for the time being of the Company;
Business Combination	a statutory amalgamation, merger, consolidation, arrangement or other reorganization requiring the approval of the members of one or more of the participating companies as well as a short-form merger or consolidation that does not require a resolution of members;
Business Combination Agreement	means that certain Business Combination Agreement among the Company, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, and SuperBac Biotechnology Solutions S.A., corporation incorporated under the laws of the Brazil, dated as of April [•], 2022;
Business Day	means a day on which commercial banks are open for business in New York, USA, the Cayman Islands and the City of São Paulo, State of São Paulo, Brazil, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by Law to close in New York, USA, the Cayman Islands or the State of São Paulo, Brazil;
Chairperson	means the chairperson appointed pursuant to Article 92(e);
Class A Ordinary Share	means a Class A ordinary share in the capital of the Company of a par value of US$[0.000001];
Class B Ordinary Share	means a convertible Class B ordinary share in the capital of the Company of a par value of US$[0.000001];
Class B Ordinary Shareholder	means a holder of Class B Ordinary Shares and any Permitted Transferee of such holder for so long as such Permitted Transferee is a holder of any Class B Ordinary Shares;
Co-Chairperson	has the meaning ascribed to such term in Article 92(e);
Companies Act	means the Companies Act (Revised) of the Cayman Islands;
Company	means [Superbac Corp.], an exempted company limited by shares incorporated under the laws of the Cayman Islands;
Company’s Website	means the website of the Company, the address or domain name of which has been notified to the Shareholders;
Control, Controlling or under common Control with
means, directly or indirectly:
(i)
the ownership or control of a majority of the outstanding voting securities of such Person;

(ii)
the right to control the exercise of a majority of the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or

(iii)
the ability to direct or cause the direction of the management and policies of such Person (whether by contract, through other legally enforceable rights or howsoever arising);

Designated Stock Exchange	means NASDAQ or any other internationally recognized stock exchange on which the Company’s securities are listed or traded;
Directors	means the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

electronic	has the meaning ascribed to such term in the Electronic Transactions Act;
electronic communication	means an electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;
Electronic Record	has the meaning given to it in the Electronic Transactions Act;
Electronic Transactions Act	means the Electronic Transactions Act (as amended) of the Cayman Islands;
Exchange Act	the United States Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time;
Excluded Appointee	a Person that is a director, officer, employee, greater than ten percent (10%) shareholder or greater than ten percent (10%) partner, of a Person that is either (a) a Prohibited Person, or (b) a Person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its Affiliates, holds less than twenty percent (20%) of the equity of any Person referred to in this subclause (b);
Family Members	in respect of an individual, means and includes only the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual and the lineal descendants of a sibling of the applicable individual. For the purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their lineal descendants but only if the adopted individual was adopted prior to attaining age 18;
Founder	means, collectively, each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Shareholder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, and (c) any of the Permitted Transferees;
Founder Director	means a Director appointed by the Founder pursuant to Article 92(f);
Incapacity	means, with respect to an individual, the permanent and total disability of such individual so that such individual is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which has lasted for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether an individual has suffered an

Incapacity, no Incapacity of such individual will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable;
Incentive Plan	any incentive plan or scheme established or implemented by the Company pursuant to which any Person who provides services of any kind to the Company or any of its direct or indirect subsidiaries (including, without limitation, any employee, executive, officer, director, consultant, secondee or other provider of services) may receive or acquire newly-issued shares of the Company or any interest therein;
Indemnified Person	has the meaning ascribed to such term in Article 161;
Independent Director	a Director who is an independent director as defined in the relevant rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act;
Initial Merger Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;
Memorandum	means the Memorandum of Association of the Company;
Notice Period	has the meaning ascribed to such term in Article 116(a);
Ordinary Resolution	means a resolution passed by a simple majority of votes cast at a meeting of the Company or a resolution in writing passed in accordance with Article 85;
Ordinary Shares	means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares;
Other Indemnitors	persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company;
paid up	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;
Permitted Entity
means:
(a)
any Person in respect of which the Founder has, directly or indirectly:

(i)
Control with respect to the voting of all the Class B Ordinary Shares held by or to be transferred to such Person;

(ii)
the ability to direct or cause the direction of the management and policies of such Person or any other Person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or

(iii)
the operational or practical control of such Person, including through the right to appoint, designate, remove or replace the Person having the authority referred to in the preceding clauses (a)(i) or (ii);

(b)
any trust the beneficiaries of which consist primarily of

the Founder, his Family Members and/or any Persons Controlled directly or indirectly Controlled by the Founder; or
(c)
any Person Controlled by a trust described in the immediately preceding clause (b);

Permitted Transferee
means, with respect to the Class B Ordinary Shareholders, any or all of the following:
(a)
the Founder;

(b)
any of the Founder’s Permitted Entities;

(c)
the transferee or other recipient in any transfer of any Class B Ordinary Shares by the Founder:

(i)
to:

(1)
the Founder’s Family Members; or

(2)
any trust or estate planning entity (including partnerships, limited companies and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are Controlled by, the Founder, his Family Members and/or other trusts or estate planning entities described in this paragraph (c) or any entity Controlled by such a trust or estate planning entity; or

(ii)
occurring by operation of law, including in connection with divorce proceedings; and

(d)
any charitable organization, foundation or similar entity; provided that in the case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (d) above to a Person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (d) and in the absence of such transfer back to the transferor, the applicable Class B Ordinary Shares shall convert in accordance with Article 18(d)(iv) applied mutatis mutandis;

Person	means any individual, corporation, partnership, limited partnership, exempted limited partnership, joint venture, trust, unincorporated organization, limited liability company, estate, association, joint stock company, unincorporated organization, company, exempted company or other form of business or legal entity or government authority;
Prohibited Person	means any Person that is (a) organized under the laws of, or ordinarily resident or located in, any U.S. embargoed or restricted country, (b) included on any Sanctions-related list of blocked or designated parties (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics

Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of blocked Persons subject to sanctions issued by the United Nations Security Council, Office of Financial Sanctions Implementation or HM Treasury of the United Kingdom, the European Commission, the European Union and/or any member state of the European Union), (c) owned fifty percent (50%) or more, directly or indirectly, or controlled by a Person included on any Sanctions-related list of blocked or designated parties, as described in subclause (b) above, or (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in subclause (b) above;
Register of Members	means the register of Shareholders to be kept by the Company in accordance with the Companies Act;
Sanctions	means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224), (b) the European Commission and/or European Union and enforced by its member states, (c) the United Nations Security Council, and (d) Office of Financial Sanctions Implementation or Her Majesty’s Treasury of the United Kingdom, to the extent any of the same may lawfully be included within this definition pursuant to the provisions of the European Union’s Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country and Council Regulation (EC) No 2271/96, including as part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020;
Seal	means the Common Seal of the Company (if adopted), including any facsimile thereof;
Securities Act	means the U.S. Securities Act of 1933;
share	means any share in the capital of the Company and includes a fraction of a share;
Shareholder	has the meaning ascribed to the term “member” in the Companies Act;
signed	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

Securities and Exchange Commission	means the United States Securities and Exchange Commission;
Special Resolution	means a special resolution passed in accordance with the Companies Act and Article 77, being a resolution: (i) passed by a majority of at least two-thirds of the votes (taking into account the number of votes per share in respect of the relevant class of shares) cast by the Shareholders entitled to vote and voting, in person or by proxy, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or (ii) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders;
Sponsor	means, collectively, (i) XPAC Sponsor LLC, and (ii) any Person that, directly or indirectly, is a proprietary investment vehicle (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of XP, Inc. or any of its controlled Affiliates; provided, that such Person was not a direct or indirect shareholder of the Company or XPAC Acquisition Corp. immediately prior to the initial transfer by XPAC Sponsor LLC of shares of the Company or equity interests in XPAC Acquisition Corp. to such Person; provided, further, that the maximum amount of outstanding Ordinary Shares deemed to be held by the Sponsor at any given time shall not exceed the number of Ordinary Shares (including Ordinary Shares issuable upon the exercise of any other security of the Company) held by XPAC Sponsor LLC as of the Initial Merger Effective Time (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such securities);
Sponsor Director	has the meaning ascribed to such term in Article 92(h);
Statutes	means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;
subsidiary	of any Person means any other Person in respect of which such first Person possesses ownership, or the power to direct the voting, of securities entitling to (i) more than fifty percent (50%) of the voting rights and/or (ii) the appointment of a majority of the directors (or Persons performing a similar function);
Temasek	means, collectively, Sommerville Investments B.V. (“Sommerville”) and Orjen Investments Pte. Ltd. (“Orjen”) or any of their respective Affiliates. An Affiliate of Sommerville or Orjen shall only refer to (1) Temasek Holdings (Private) Limited and (2) Temasek Holdings (Private) Limited’s direct and indirect wholly-owned companies (excluding Sommerville and Orjen) whose boards of directors or equivalent governing bodies comprise employees or nominees of (A) Temasek Holdings (Private) Limited, (B) Temasek Pte. Ltd. (being a wholly-owned subsidiary of Temasek Holdings (Private) Limited) and/or

(C) wholly-owned direct and indirect subsidiaries of Temasek Pte. Ltd.; and
Treasury Share	means a share held in the name of the Company as a treasury share in accordance with the Companies Act.

3.
In these Articles, unless there is something in the subject or context inconsistent with such construction:

(a)
words importing the singular number shall include the plural number and vice versa;

(b)
words importing a gender shall include other genders;

(c)
the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to these Articles;

(d)
the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if”;

(e)
words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(f)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record, and, only where used in connection with a notice served by the Company on Shareholders or other Persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

(g)
the word “may” shall be construed as permissive and the words “shall”, “will” and “agrees” shall be construed as imperative;

(h)
the word “year” shall mean calendar year, the word “quarter” shall mean calendar quarter and the word “month” shall mean calendar month;

(i)
a reference to “$”, “US$”, “USD” or “dollars” is a reference to the lawful currency of the United States of America;

(j)
references to provisions of any Statute, law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced, and including all regulations promulgated thereunder;

(k)
references to any agreement, deed or other instrument (including to these Articles and the Memorandum) is a reference to that agreement or instrument as amended, restated, or novated from time to time;

(l)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, in each case as if followed by the words “but not limited to”;

(m)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive, unless the context otherwise requires;

(n)
headings are inserted for reference only and shall be ignored in construing the Articles;

(o)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(p)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(q)
notwithstanding the references in these Articles to an Electronic Record and to the Electronic Transactions Act (as amended), Sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(r)
“day” means calendar day, “month” means calendar month, and “year” means calendar year unless otherwise specifically stated. Time periods within or following which any payment is to be made or act is to be done under these Articles shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day;

(s)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(t)
“directly or indirectly” means, except where the context requires otherwise, directly or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

(u)
the term “holder” in relation to a share means a Person whose name is entered in the Register of Members as the holder of such share; and

(v)
a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting.

4.
Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.
The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

PRELIMINARY
6.
The business of the Company may be conducted as the Directors see fit.

7.
The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may, in addition to its registered office, establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES
8.
Subject to the provisions of the Memorandum or these Articles, and subject to the rules of any Designated Stock Exchange, the Directors may, in their absolute discretion and without approval of the existing Shareholders, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Shareholders, at such times and on such other terms as they think proper. No holder of Ordinary Shares shall have pre-emptive rights other than the rights of holders of Class B Ordinary Shares pursuant to Articles 12(b) and 13. No share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act.

9.
The Company shall not issue shares in bearer form.

10.
The Directors may provide, out of the unissued shares, for series of preference shares. Before any preference shares of any such series are issued, the Directors shall fix, by resolution or resolutions of the Board of Directors, the following provisions of the preference shares thereof, if applicable:

(a)
the designation of such series, the number of preference shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)
whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)
the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preference shares;

(d)
whether the preference shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)
the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)
whether the preference shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preference shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)
whether the preference shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preference shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)
the limitations and restrictions, if any, to be effective while any preference shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preference shares;

(i)
the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preference shares; and

(j)
any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 80 and Article 92(b), the voting powers of any series of preference shares may include the right, in the circumstances specified in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 10 may be greater than or less than those of any other Director or class of Directors.
11.
The powers, preferences and relative, participating, optional and other special rights of each series of preference shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preference shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

12.
At any time when there are Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued:

(a)
pursuant to a share-split, subdivision or similar transaction or as contemplated in Article 134;

(b)
in accordance with Article 13 upon the issuance of Class A Ordinary Shares; or

(c)
pursuant to a Business Combination involving the issuance of Class B Ordinary Shares as full or partial consideration.

13.
With effect from the date on which any shares of the Company are first admitted to trading on a

Designated Stock Exchange, subject to Article 14, Article 15 and Article 16, the Company shall not issue Ordinary Shares and/or preferred shares to a person on any terms unless:
(a)
it has made an offer to each person who holds Class B Ordinary Shares to issue to him on the same economic terms such number of Class B Ordinary Shares as would allow each holder of Class B Ordinary Shares to maintain its proportional voting interest in the Company; and

(b)
the period during which any such offer set forth in Article 13(a) may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made in accordance with Article 13(a).

An offer made pursuant to this Article 13 may be made in either hard copy or by electronic communication, must state a period during which it may be accepted and the offer shall not be withdrawn before the end of that period. The period referred to must be at least fifteen (15) Business Days beginning with the date on which the offer is deemed to be served in accordance with Articles 156 and 157.
14.
An offer shall not be regarded as being made contrary to the requirements of Article 13 by reason only that:

(a)
fractional entitlements are rounded or otherwise settled or sold at the discretion of the Board, as long as it does not materially negatively impact the proportional voting interest of the Class B Ordinary Shares; or

(b)
no offer of Class B Ordinary Shares is made to a Shareholder where the making of such an offer would in the view of the Board pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that the Board considers it is necessary or expedient in the interests of the Company to exclude such Shareholder from the offer; or

(c)
the offer is conditional upon the said issue of Ordinary Shares and/or preferred shares proceeding.

15.
The provisions of Article 13 do not apply in relation to the issue of:

(a)
Class A Ordinary Shares if these are, or are to be, wholly or partly paid up otherwise than in cash;

(b)
Class A Ordinary Shares which would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an Incentive Plan; and

(c)
Ordinary Shares issued in furtherance of the transactions contemplated by the Business Combination Agreement at or prior to the Acquisition Effective Time.

16.
Holders of Class B Ordinary Shares may from time to time by consent in writing (in one or more counterparts) approved by the holder or holders of all Class B Ordinary Shares then in issue, referring to this Article 16, authorise the Board to issue Ordinary Shares for cash and, on the granting of such an authority, the Board shall have the power to issue (pursuant to that authority) Ordinary Shares for cash as if Article 13 above did not apply to:

(a)
one or more issuances of Class A Ordinary Shares to be made pursuant to that authority; and/or

(b)
such issuances with such modifications as may be specified in that authority.

Unless previously revoked, the authority granted in accordance with this Article 16 shall expire on the date (if any) specified in the authority or, if no date is specified, twelve (12) months after the date on which the authority is granted, but the Company may before the power expires make an offer or agreement which would or might require Class A Ordinary Shares to be issued after it expires.
17.
The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.

RIGHTS AND RESTRICTIONS ATTACHING TO ORDINARY SHARES
18.
Except as otherwise provided in these Articles (including Article 18(d), Article 80 and Article 92(b)), the Class A Ordinary Shares and Class B Ordinary Shares have the same rights, powers, preferences, privileges and restrictions, and rank equally (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company), share ratably and be identical in all respects and as to all matters, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the Class A Ordinary Shares and the holders of a majority of the Class B Ordinary Shares, each voting exclusively and as a separate class.

(a)
Income.   Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)
Capital.   Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company in accordance with Article 168 et seq.

(c)
Attendance at General Meetings; Class Voting

(i)
Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company.

(ii)
Except as otherwise provided in these Articles (including this Article 18, Article 34 and Article 92(b)), holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote for Shareholders’ consent.

(iii)
On all matters subject to a vote of the Shareholders, Ordinary Shares shall be entitled to voting rights as set forth in Article 80.

(iv)
In addition to any rights provided by applicable law or otherwise set forth in these Articles, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class, directly or indirectly, or whether by amendment or through merger, recapitalization, consolidation or otherwise:

(1)
create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any shares in the capital of the Company that carry more than one (1) vote per share;

(2)
reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

(3)
amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Memorandum or these Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

(v)
Notwithstanding any other provision of these Articles, no non-voting Ordinary Shares shall be issued without such issuance first being approved by an Ordinary Resolution which resolution is also passed with the affirmative vote of a majority of the then-issued and outstanding Class A Ordinary Shares and a majority of the then-issued and outstanding Class B Ordinary Shares, each voting exclusively and as a separate class.

(d)
Optional and Automatic Conversion of Class B Ordinary Shares

(i)
Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time at the option of the holder thereof. In no event shall any Class A Ordinary Share be convertible into any Class B Ordinary Shares.

(ii)
Each Class B Ordinary Share will automatically convert into one (1) Class A Ordinary Share

(as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at 5:00 p.m., São Paulo time on the earliest to occur of:
(1)
on the death or Incapacity of Luiz Augusto Chacon de Freitas Filho; and

(2)
the date that the holder(s) of a majority of the Class B Ordinary Shares in issue, by notice in writing (which may be in one or more counterparts) to the Company signed by the holder(s) of a majority of the Class B Ordinary Shares, require that all Class B Ordinary Shares in issue be converted into Class A Ordinary Shares; and

(3)
the date that the total number of the issued and outstanding Class B Ordinary Shares held by the Founder represents less than four percent (4%) of the total number of the Class A Ordinary Shares and Class B Ordinary Shares then in issue.

(iii)
No Class B Ordinary Shares shall be issued by the Company after conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(iv)
Upon any sale, pledge, transfer, assignment or other disposition of Class B Ordinary Shares by a holder thereof to any Person which is not a Permitted Transferee of such holder (whether or not for value and whether or not certificate(s) (if any) representing such Class B Ordinary Shares are surrendered to the Company), each such Class B Ordinary Share shall be automatically and immediately converted into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time); provided that, notwithstanding anything to the contrary in these Articles, any pledge of Class B Ordinary Shares by a holder thereof that creates a security interest in such Class B Ordinary Shares pursuant to a bona fide loan or indebtedness transaction shall be permitted (and not result in any such conversion) for so long as such holder or its Affiliates continue to control, directly or indirectly, the exercise of the voting rights of such pledged Class B Ordinary Shares; provided, further, however, that a foreclosure on such Class B Ordinary Shares or other similar action by the pledgee will result in automatic and immediate conversion of such Class B Ordinary Shares into Class A Ordinary Shares unless the transferee in such foreclosure or similar action qualifies as a Permitted Transferee at such time. For the avoidance of doubt, any sale, pledge, transfer, assignment or disposition of Class B Ordinary Shares to a Permitted Transferee does not result in automatic conversion into Class A Ordinary Shares.

(e)
Procedures of Conversion.

(i)
Before any holder of Class B Ordinary Shares shall be entitled to convert such Class B Ordinary Shares into Class A Ordinary Shares pursuant to Article 18(d)(i), the holder shall, if available, surrender the certificate or certificates therefor, duly endorsed (where applicable), at the registered office of the Company.

(ii)
Upon the occurrence of one of the bases of conversion provided for in Article 18(d), the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificate(s) in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holder of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be, if so requested.

(iii)
Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article may be effected by any manner permitted by applicable law, including by means of (i) the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share which shall, upon conversion, rank pari passu in all respects with the Class A Ordinary Shares then in issue; and/or (ii) the compulsory redemption without notice of the relevant Class B Ordinary Shares and the automatic application of the redemption proceeds in paying for such number of new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted. For the avoidance of doubt, following the conversion to Class A Ordinary Shares, the holder thereof shall have Class A Ordinary Share voting rights in respect of such shares and not Class B Ordinary Share voting rights. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Ordinary Shares into Class A Ordinary Shares by way of re-designation and re-classification and/or mandatory redemption and issuance, as applicable.
(iv)
If the proposed conversion is in connection with an underwritten or other public or private offering of securities, the conversion may, at the option of any holder tendering such Class B Ordinary Shares for conversion, be conditional upon the closing with the underwriters or other purchasers of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Ordinary Shares upon conversion of such Class B Ordinary Shares shall not be deemed to have converted such Class B Ordinary Shares until immediately prior to the closing of such sale of securities.

(v)
Upon conversion of any Class B Ordinary Shares, the composition of the authorised and issued capital of the Company shall automatically be varied and amended by a reduction in the relevant number of authorised and issued Class B Ordinary Shares and a corresponding increase in the relevant number of authorised and issued Class A Ordinary Shares.

(vi)
Effective upon and with effect from the conversion of a Class B Ordinary Share into a Class A Ordinary Share in accordance with this Article 18(e), the converted share shall be treated for all purposes as a Class A Ordinary Share and shall carry the rights and be subject to the restrictions attaching to Class A Ordinary Shares including, without limitation, the right to one vote on matters subject to a vote at general meetings of the Company.

(f)
Reservation of Class A Ordinary Shares Issuable upon Conversion of Class B Ordinary Shares.    The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then-outstanding Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Ordinary Shares to such numbers of shares as shall be sufficient for such purpose.

(g)
Subdivisions.   No subdivision of Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and no subdivision of Class B Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class A Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner.

(h)
Consolidations.   No consolidation of Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and no consolidation of Class B Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time may be effected unless Class A Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner.

(i)
Business Combinations.   No Business Combination (whether or not the Company is the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article 18(i) are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.
(j)
Tender or Exchange Offers.   No tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third party pursuant to an agreement to which the Company is to be a party, nor any tender or exchange offer by the Company to acquire any Class A Ordinary Shares or Class B Ordinary Shares shall be approved by the Company unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article 18(j) refers to and includes only economic rights.

REGISTER OF MEMBERS AND SHARE CERTIFICATES
19.
The Company shall maintain a register of its Shareholders. A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that Shareholder and the amount paid up thereon; provided that in respect of a share or shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Shareholder entitled thereto at the Shareholder’s registered address as appearing in the Register of Members.

20.
All share certificates shall bear legends required under the applicable laws, including the Securities Act.

21.
Any two or more certificates representing shares of any one class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

22.
If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.
In the event that shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES
24.
(a)
Any Shareholder may transfer all or any of such Shareholder’s Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(b)
The Directors shall not refuse to register any transfer of a share which is permitted under these Articles save that the Directors may decline to register any transfer of any share in the event that any of the following is known by the Directors not to be both applicable and true with respect to such transfer:

(i)
the instrument of transfer is lodged with the Company, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)
the instrument of transfer is in respect of only one class of shares;

(iii)
the instrument of transfer is properly stamped, if required;

(iv)
the transferred shares are fully paid up and free of any lien in favor of the Company (it being understood and agreed that all other liens, e.g. pursuant to a bona fide loan or indebtedness transaction, shall be permitted); or

(v)
a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)
If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.

25.
The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by such electronic means as the Board may from time to time determine, be suspended and the Register of Members closed at such times and for such periods as the Board may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the Register of Members closed for more than 30 calendar days in any year.

26.
The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

27.
All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES
28.
Subject to the provisions of the Companies Act and these Articles, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the shares.

29.
Subject to the provisions of the Companies Act, the Company may purchase its own shares (including any redeemable shares) in such manner and on such other terms as the Directors may agree with the relevant Shareholder.

30.
The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

31.
The Directors may accept the surrender for no consideration of any fully paid share.

TREASURY SHARES
32.
The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

33.
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

VARIATION OF RIGHTS ATTACHING TO SHARES
34.
If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than two-thirds of the issued shares of the applicable class.
35.
The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)
separate general meetings of the holders of a class or series of shares may be called only by:

(i)
the Chairperson;

(ii)
a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series); or

(iii)
with respect to general meetings of the Class B Ordinary Shareholders, the Founder; and

(b)
except as set forth in clause (a) above or provided in Article 68(b) below, nothing in this Article 35 or in Article 34 shall be deemed to give any Shareholder or Shareholders the right to call a class or series meeting.

36.
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by:

(a)
the creation or issue of further shares ranking pari passu therewith;

(b)
the redemption or purchase of any shares of any class by the Company;

(c)
the cancellation of authorised but unissued shares of that class; or

(d)
the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights.

37.
The rights conferred upon holders of Class A Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class B Ordinary Shares and the rights conferred upon holders of Class B Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class A Ordinary Shares.

COMMISSION ON SALE OF SHARES
38.
The Company may, insofar as the Statutes from time to time permit, pay a commission to any Person in consideration of such Person subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS
39.
No Person shall be recognised by the Company as holding any share upon any trust (other than any trust recognized as a Permitted Entity or Permitted Transferee). The Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES
40.
The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or such Shareholder’s estate, either alone or jointly with any other Person, whether a Shareholder or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.
41.
The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the Persons entitled thereto by reason of such registered holder’s death or bankruptcy.

42.
For giving effect to any such sale, the Directors may authorise some Person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and such purchaser shall not be bound to see to the application of the purchase money, nor shall such purchaser’s title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

43.
The net proceeds of the sale after payment of costs shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the Person entitled to the shares at the date of the sale.

CALLS ON SHARES
44.
Subject to the terms of allotment, the Directors may from time to time make calls upon the Shareholders in respect of any money unpaid for the purchase of their shares, and each Shareholder shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shareholder’s shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

45.
The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

46.
If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

47.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

48.
The Directors may make arrangements on the issue of shares for a difference between the Shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

49.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by such Shareholder, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES
50.
If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on such Shareholder requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.
51.
The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

52.
If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

53.
A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

54.
A Person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were payable by such Shareholder to the Company in respect of the shares, but such Shareholder’s liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

55.
A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the Person to whom the share is sold or disposed of and such Person shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall such Person’s title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

56.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES
57.
The legal personal representative of a deceased sole holder of a share shall be the only Person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Persons recognised by the Company as having any title to the share.

58.
Any Person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Shareholder in respect of the share or, instead of being registered itself, to make such transfer of the share as the deceased or bankrupt Person could have made. If the Person so becoming entitled shall elect to be registered itself as holder such Person shall deliver or send to the Company a notice in writing signed by such Person stating that it so elects.

59.
A Person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which such Person would be entitled if such Person were the registered holder of the share, except that such Person shall not, before being registered as a Shareholder in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided, however, that the Directors may at any time give notice requiring any such Person to elect either to be registered itself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL
60.
The Company may, by Ordinary Resolution, subject to the rights of Class B Ordinary Shares:

(a)
increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)
consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)
sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

(d)
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the shares so cancelled.

61.
Subject to the rights of Class B Ordinary Shares, the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

62.
All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture, and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE
63.
For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

64.
In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

65.
If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS
66.
All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

67.
(a)
The Company shall hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.

(b)
At these annual general meetings, the report of the Directors (if any) shall be presented.

68.
(a)
The Directors may call general meetings, and they shall on a Shareholders requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)
A Shareholders requisition is a requisition of:

(i)
Shareholders of the Company holding at the date of deposit of the requisition not less than one-third of the votes that may be cast by all of the issued share capital of the Company as at that date carries the right of voting at general meetings of the Company; or

(ii)
the holders of Class B Ordinary Shares entitled to cast (including by proxy) a majority of the votes that all Class B Ordinary Shares are entitled to cast.

(c)
The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

(d)
If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)
A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS
69.
At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by Shareholders (or their proxies) having a right to attend and vote at the meeting, together holding not less than seventy five percent (75%) of the votes entitled to be cast at such extraordinary general meeting.

70.
The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS
71.
No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding, in the aggregate, not less than a majority of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes; provided, however, that such a quorum must also include the Founder, for so long as the Founder holds Class B Ordinary Shares.
72.
If provided for by the Company, a Person may participate at a general meeting by conference telephone, video conference or other communications equipment by means of which all the Persons participating in the meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

73.
If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine. If at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, a third meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the third meeting, as the Directors may determine. If at the third meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more Shareholders holding, in the aggregate, not less than a majority of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. If at the third meeting such a quorum is not present within half an hour from the time appointed for the meeting to commence, a fourth meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the fourth meeting, as the Directors may determine. If at the fourth meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more Shareholders holding, in the aggregate, not less than ten percent (10%) of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. If at the fourth meeting such a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.

74.
The Chairperson shall preside as chairperson at every general meeting of the Company.

75.
If at any meeting the Chairperson is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson, the Directors present shall elect one of their members to be chairperson of the meeting, or, if no Director is so elected and willing to be chairperson of the meeting, the Shareholders present shall choose a chairperson of the meeting.

76.
The chairperson may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place (provided that no special meeting called by a Class B Ordinary Shareholder may be adjourned unless a quorum is not present within half an hour from the time appointed for the meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

77.
At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

78.
A poll shall be taken in such manner as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

79.
In the case of an equality of votes, the chairperson of the meeting shall not be entitled to a casting vote and the resolution shall fail.

VOTES OF SHAREHOLDERS
80.
Subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b), each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to a vote of the Shareholders.

81.
In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

82.
A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by such Shareholder’s committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may on a poll, vote by proxy.

83.
No Shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by such Shareholder in respect of shares in the Company have been paid.

84.
On a poll, votes may be given either personally or by proxy.

85.
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or, being entities, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

86.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of such appointor’s attorney duly authorized in writing or, if the appointor is a company, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder of the Company. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

87.
The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)
not less than 48 hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote; or

(b)
in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)
where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairperson or to the secretary or to any Director, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairperson may in any event at the discretion of such chairperson direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.
88.
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

COMPANIES ACTING BY REPRESENTATIVES AT MEETING
89.
Any corporation or other non-natural person which is a Shareholder may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders, and the person so authorised shall be entitled to exercise the same powers on behalf of such corporation or other non-natural person which such person represents as such corporation or other non-natural person could exercise if it were an individual Shareholder.
DEPOSITARY AND CLEARING HOUSES
90.
If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders of the Company; provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which such Person represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED
91.
Treasury Shares and other shares that are owned by the Company (but not by any of its subsidiaries) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS
92.
(a)
Save as provided in this Article, Directors shall be elected by an Ordinary Resolution. Persons proposed by the Board for election at a general meeting of the Company shall be nominated only and after consultation with the nominating and corporate governance committee of the Company formed by the Board (if such committee is established).

(b)
The number of Directors shall not be more than seven (7) Directors; provided that, at any time and from time to time, the number of Directors may be increased to nine (9) (but not eight (8)) (or reduced to seven (7) (but not eight (8))), as long as the provisions in Articles 92(f) and 94 regarding the removal of Directors are complied with), if and as determined by the holders of a majority of the Class B Ordinary Shares, voting exclusively and as a separate class in a meeting or by written notice served upon the Company signed by or on behalf of the holders of a majority of the Class B Ordinary Shares for the time being in issue. Such appointment or removal shall have immediate effect when the vote is passed or the notice served, or take effect at such later time as may be stated in such resolution or notice.

(c)
The initial composition of the Board shall consist of seven (7) Directors, of which:

(i)
two (2) such Directors shall be appointed by the Sponsor; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee, in each case, subject to such individuals not being Excluded Appointees; and

(ii)
the remaining five (5) Directors shall be Founder Directors appointed by the Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho); provided, that at least two (2) out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee, with each such Director serving for a term of two (2) years.
(d)
Each Director shall hold office until the earlier to occur of:

(i)
the expiration of his or her term of two (2) years;

(ii)
his or her successor having been elected;

(iii)
his or her removal as set out in Article 92(f), Article 93 or Article 94, as applicable; or

(iv)
such time as determined in accordance with Article 113.

(e)
The Board of Directors shall have a Chairperson (the Chairperson) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairperson or a Vice-Chairperson of the Board of Directors (the Co-Chairperson). The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors, the Co-Chairperson, or in the absence of such Co-Chairperson, the attending Directors may choose one Director to be the chairperson of the meeting. The Chairperson’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(f)
The Founder Directors shall be nominated, appointed and removed only by the Founder by written notice served upon the Company signed by the Founder. Such appointment or removal by the Founder shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.

(g)
The Founder shall be entitled to nominate a number of designees to the Board by notice in writing to the Company, as set forth below:

(i)
for so long as the aggregate voting power of Shares held by the Founder continues to be at least twenty five (25%) of the total voting power of all shares, then:

(1)
if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least five (5) Founder Directors to the Board; provided, that at least two (2) out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee; and

(2)
if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least six (6) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee;

(ii)
for so long as the aggregate voting power of Shares held by the Founder continues to be at least ten percent (10%), but less than twenty five (25%), of the total voting power of all shares, then:

(1)
if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least two (2) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

(2)
if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least three (3) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

(iii)
for so long as the aggregate voting power of Shares held by the Founder continues to be at least five percent (5%), but less than ten percent (10%), of the total voting power of all shares, then:

(1)
if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least one (1) Founder Director to the Board; and

(2)
if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least two (2) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee.

(h)
For so long as the Sponsor owns at least fifty percent (50%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor shall be entitled to nominate a number of designees to the Board (the Sponsor Directors) by notice in writing to the Company, as set forth below:

(i)
if the size of the Board is seven (7) Directors, then the Sponsor shall be entitled to nominate two (2) Sponsor Directors to the Board; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

(ii)
if the size of the Board is nine (9) Directors, then the Sponsor shall be entitled to nominate three (3) Sponsor Directors to the Board; provided, that at least two (2) out of such Sponsor Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee, subject, in each case, to such individuals not being Excluded Appointees.
(i)
For so long as the Sponsor owns at least twenty five percent (25%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor shall be entitled to nominate a number of Sponsor Directors by notice in writing to the Company, as set forth below:

(i)
if the size of the Board is seven (7) Directors, then the Sponsor shall be entitled to nominate one (1) Sponsor Director to the Board; and

(ii)
if the size of the Board is nine (9) Directors, then the Sponsor shall be entitled to nominate two (2) Sponsor Directors to the Board; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee, subject, in each case, to such individuals not being Excluded Appointees.
(j)
In the event that either the Founder or the Sponsor has nominated less than the total number of Director(s) that they are entitled to nominate pursuant to these Articles, the Founder or the Sponsor (as the case may be) shall have the right, at any time, to nominate such additional Director(s) to which they are entitled to nominate pursuant to these Articles, in which case the Founder, the Sponsor and the Company shall take, or cause to be taken, all necessary action to appoint such additional Director(s) so nominated.

(k)
Subject always to the other provisions of this Article 92, any vacancies on the Board shall be filled by the Shareholders by means of an Ordinary Resolution, except for vacancies resulting from the removal, dismissal and/or withdraw of a Founder Director or a Sponsor Director, which shall be filled as set out in Articles 92(f) and 94, respectively. Any such appointment shall be as an interim Director to fill such vacancy until the next annual general meeting of the Company (and such appointment shall terminate at the commencement of the annual general meeting). No Shareholder will be permitted to cumulate votes at any such election of Directors.

93.
Any Director (other than any Founder Director or Sponsor Director) may be removed from office (with or without cause) at any time before the expiration of his or her term by Ordinary Resolution. A vacancy on the Board created by the removal of a Director (other than any Founder Director or a Sponsor Director) under the provisions of this Article 93 above may be filled in accordance with Article 92(k). A Director appointed by the Founder may only be removed from office by the Founder, in each case, in the manner provided in Article 92(f). The Founder shall have the right to appoint and remove Founder Director(s) appointed by it, and appoint replacement Founder Director(s), in each case, as provided in Article 92(f). A Sponsor Director may only be removed from office by the Sponsor as provided in Article 94.

94.
The Sponsor shall have the right to appoint and remove Sponsor Director(s) appointed by it, and appoint replacement Sponsor Director(s). The Sponsor Director(s) shall be nominated, appointed and removed only by the Sponsor by written notice served upon the Company signed by the Sponsor, subject, in each case, to such appointed individuals not being Excluded Appointees. Such appointment or removal by the Sponsor shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice. In the event that the Sponsor no longer holds at least twenty five percent (25%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, any then-serving Sponsor Director(s) shall immediately tender his or her resignation from the Board.

95.
The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.
A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

97.
For so long as Temasek shall continue to hold at least five percent (5%) of the total number of the Class A Ordinary Shares and Class B Ordinary Shares then in issue, Temasek shall have the right to designate one (1) observer at any and all meetings of the Board (but, for the avoidance of doubt, such observers will not be entitled to attend any meetings of any committees thereof except to the extent invited by such committee), in Temasek’s sole discretion. Such observer shall be entitled to receive all notices and materials provided to Directors, and have the same access and information rights as a Director; provided, that such observer shall not be entitled to receive any notices, materials, information or access to the extent that the Board determines that providing such notices, materials, information or access, as applicable, would result in the waiver of any applicable privilege. Such observer may speak at any meetings of the Board but will not have voting rights or fiduciary obligations to the Company, its subsidiaries or their equity holders, except that such observer shall be required to execute a confidentiality undertaking, reasonably acceptable to the Company, pursuant to which such observer agrees to hold in confidence and trust all information received by such observer in his or her capacity as such; provided that any such confidentiality undertaking will permit the observer to share any information deemed confidential thereunder with Temasek and any of its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, provided that Temasek and any such representatives agree to be bound by confidentiality to the extent of any confidential information so shared.

DIRECTORS’ FEES AND EXPENSES
98.
The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by such Director in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of such Director’s duties as a Director.

99.
Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTORS
100.
Any Director may in writing appoint another individual to be such Director’s alternate to act in the place of such Director at any meeting of the Directors at which such Director is unable to be present.

Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the Director appointing such alternate is not personally present and, where such alternate is a Director, to have a separate vote on behalf of the Director such alternate is representing in addition to such Director’s own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by such Director. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing such alternate. An alternate Director shall cease to be an alternate Director if the appointor of such alternate Director ceases to be a Director.
101.
Any Director may appoint any individual, whether or not a Director, to be the proxy of that Director to attend and vote on behalf of such Director, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS
102.
Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Shareholders in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

103.
Subject to these Articles, the Directors may from time to time appoint any individual, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality and by way of example only, the office of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. An officer of the Company may be removed by resolution of the Board of Directors. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of managing Director upon like terms, but any such appointment shall ipso facto determine if any managing Director ceases from any cause to be a Director.

104.
The Directors may from time to time and at any time by power of attorney appoint any Person, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in such Director.

105.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

106.
The Directors from time to time and at any time may establish any committees (including, without limitation, an Audit Committee), local boards or agencies for managing any of the affairs of the Company and, subject to the following sentence, may appoint any Persons to be members of such committees, local boards or agencies, and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

107.
Without limiting the generality of Article 106, the Board shall establish immediately a permanent Audit Committee, and in addition to the powers determined by written charter and as the Board may delegate pursuant to Article 106, it shall delegate those powers as required by the rules of the Designated Stock Exchange or applicable law. The Audit Committee shall consist of such number of directors as the Board shall from time to time determine (and at least such minimum number as may be required from time to time by any Designated Stock Exchange).
108.
The Audit Committee shall be made up of such number of Independent Directors as is required from time to time by the listing rules of the Designated Stock Exchange or otherwise required by applicable law. At least one (1) member of the Audit Committee will be an audit committee financial expert as determined by the rules adopted by the Designated Stock Exchange. Such financial expert shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

109.
The Board of Directors shall consider, in good faith, all reasonable recommendations in writing made by the Audit Committee to the Board of Directors. The Board of Directors shall, after consultation with the Auditor, reasonably justify in writing the reasons for not following a written recommendation of the Audit Committee.

110.
Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors from time to time and at any time may delegate to any such committee, local board or agency any of the powers, authorities and discretions for the time being vested in the Directors, and may authorise the members for the time being of any such local board, or any of them, to fill up any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Any committee, local board or agency so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

111.
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

112.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

VACATION OF OFFICE OF DIRECTOR
113.
Notwithstanding anything in these Articles, the office of any Director shall be vacated if:

(a)
such Director becomes prohibited by applicable law from being a Director;

(b)
such Director dies, becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(c)
a licensed medical practitioner who has evaluated that Director gives a written opinion to the Company stating such Director has become physically or mentally incapable of acting as a Director and may remain so for more than three (3) months;

(d)
such Director resigns his or her office by notice in writing to the Company;

(e)
such Director has for more than six (6) months been absent without permission of the Directors from meetings of Directors held during that period and the remaining Directors resolve that his or her office be vacated; or

(f)
such Director shall be removed from office pursuant to Article 93 (or Article 92(f) in the case of a Founder Director and Article 94 in the case of a Sponsor Director).

PROCEEDINGS OF DIRECTORS
114.
The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit.

115.
A Director or alternate Director may, and another officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors as provided for in Article 112.

116.
(a)
At least five (5) Business Days’ notice shall be given to all Directors and their respective alternates (if any) for a Board meeting; provided that such notice period may be reduced or waived with the consent of all the Directors or their respective alternates (if any). The applicable notice period under this Article 116(a) for the applicable meeting of the Board shall be referred to as the Notice Period.

(b)
An agenda identifying in reasonable detail the issues to be considered by the Directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided to and received by all Directors and their alternates (if any) within the Notice Period. The agenda for each meeting shall include any matter submitted to the Company by any Director within the Notice Period.

117.
A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.
The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and such Director’s appointed alternate Director shall be considered only one person for this purpose.

119.
If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any two (2) Directors shall constitute a quorum at such adjourned meeting, provided that for so long as the aggregate voting power of Shares held by the Founder continues to be at least twenty five percent (25%) of the total voting power of all shares, such quorum shall be required to include at least one (1) Founder Director. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

120.
Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

121.
The Directors shall cause minutes to be made in books or electronic records provided for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.
When the chairperson of a meeting of the Directors signs the minutes of such meeting, the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

123.
A resolution signed by all the Directors (or all the members of a committee of the Directors) shall be as valid and effectual as if it had been passed at a meeting of the Directors (or such committee of the Directors) duly called and constituted. Such resolution may consist of several counterparts in like form each signed by one or more of the Directors. Unless otherwise provided by its terms, such a resolution shall be effective from the date and time of the last signature.

124.
The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to summon a general meeting of the Company, but for no other purpose.

125.
A committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairperson of the meeting.

126.
A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in the case of an equality of votes the chairperson of the committee shall have a second or casting vote.

127.
All acts done by any meeting of the Directors or of a committee of Directors, or by any individual acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or individual acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such individual had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT
128.
A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the dissent of such Director shall be entered in the minutes of the meeting or unless such Director shall file their written dissent from such action with the individual acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such individual immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS
129.
Subject to applicable laws and the listing rules of any Designated Stock Exchange:

(a)
A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of the Auditor) in conjunction with such Director’s or alternate Director’s office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

(b)
A Director or alternate Director may act by itself or by, through or on behalf of its firm in a professional capacity for the Company and such Director or such Director’s firm shall be entitled to remuneration for professional services as if such Director were not a Director or alternate Director; provided that any such Director shall comply with all conflict of interest policies approved by the Board; provided, further, that nothing herein contained shall authorise a Director or such Director’s firm to act as Auditor to the Company.

(c)
A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by such Director or alternate Director as a director or officer of, or the interest of such Director or alternate Director in, such other company.

(d)
No individual shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or such Director’s alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which such Director is interested; provided that any such Director shall comply with all conflict of interest policies approved by the Board; provided, further, that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by such Director or alternate Director at or prior to its consideration and any vote thereon.
(e)
A Director or alternate Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of the interest of such Director or alternate Director at a meeting of the Directors and shall comply with all conflict of interest policies approved by the Board. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which such Director or alternate Director has an interest and such Director or alternate Director may be counted in the quorum, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

(f)
Notwithstanding the foregoing, no Independent Director (as defined herein) and which the Board has determined constitutes an Independent Director for purposes of compliance with applicable law or the listing rules of the Designated Stock Exchange, shall without the consent of the Audit Committee enter into any contract or transaction in which such Independent Director shall be in any way interested, or take any other action that would reasonably be likely to affect such Director’s status as an Independent Director of the Company.

DIVIDENDS, DISTRIBUTIONS AND RESERVE
130.
Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

131.
Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

133.
Any dividend may be paid in accordance with the listing rules of the Designated Stock Exchange to the registered Shareholder entitled thereto, or in the case of joint holders, to any one of such joint holders.

134.
The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions may make such payment either in cash or in specie; provided that no dividend shall be made in specie on any Class A Ordinary Shares unless a dividend in specie in equal proportion is made on the Class B Ordinary Shares. In the event that a dividend or other distribution is paid by the issue of Class A Ordinary Shares or Class B Ordinary Shares or rights to acquire Class A Ordinary Shares or Class B Ordinary Shares (i) holders of Class A Ordinary Shares shall receive Class A Ordinary Shares or rights to acquire Class A Ordinary Shares, as the case may be; and (ii) holders of Class B Ordinary Shares shall receive Class B Ordinary Shares or rights to acquire Class B Ordinary Shares, as the case may be.

135.
No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of the Designated Stock Exchange, the share premium account.

136.
Subject to the rights of Persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

137.
If several Persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

138.
No dividend shall bear interest against the Company.

139.
Any dividend or other distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the Shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

BOOK OF ACCOUNTS
140.
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

141.
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statutes or authorised by the Directors or by the Shareholders in a general meeting.

142.
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law and the listing rules of the Designated Stock Exchange.

143.
Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited with such financial year end as set forth in Article 167 and in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS
144.
The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT
145.
The Directors, having sought and considered the recommendations of the Audit Committee, may appoint an independent auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix the remuneration of such independent auditor (the Auditor). The appointment of and provisions relating to the Auditor’s appointment shall be in accordance with applicable law and the listing rules of the Designated Stock Exchange.

146.
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of auditors.

147.
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors at any general meeting of the Shareholders.

THE SEAL
148.
The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors; provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more individuals as the Directors may appoint for the purpose, and every individual as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

149.
The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint, and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors; provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such individual or individuals as the Directors may for this purpose appoint, and such individual or individuals as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence.

150.
Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS
151.
Subject to Article 103, the Company may have a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, each appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time determine.

CAPITALISATION OF PROFITS
152.
Subject to the Companies Act and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)
resolve to capitalise any amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution;

(b)
appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst such Shareholders had the same been a distribution of profits by way of dividend or other distribution, and apply that sum on their behalf in or towards:

(i)
paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)
paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Shareholders credited as fully paid;
(c)
make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Shareholders concerned);

(d)
authorise a Person to enter (on behalf of all the Shareholders concerned) an agreement with the Company providing for either:

(i)
the allotment to the Shareholders respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Shareholders; and
(e)
generally do all acts and things required to give effect to the resolution.

NOTICES
153.
Except as otherwise provided in these Articles and subject to the rules of any Designated Stock Exchange, any notice shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, fax, or e-mail to such Shareholder or to the address of such Shareholder as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Shareholder), by placing it on the Company’s Website or by publicly filing or furnishing such notice to the Securities and Exchange Commission. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

154.
Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

155.
Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

156.
In respect of any notice or other document, if served by:

(a)
post, service of the notice shall be deemed to have been served five calendar days after the time when the letter containing the same is posted (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted);

(b)
fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(c)
recognised courier service, service of the notice shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly delivered to the courier;

(d)
e-mail, service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; or

(e)
placing it on the Company’s Website or by publicly filing or furnishing such notice to the Securities and Exchange Commission such that it may be accessed by members of the public generally, service of the notice shall be deemed to be effected by making the notice available to and accessible by Shareholders generally on the Company’s Website or by publicly filing or furnishing such notice with or to the Securities and Exchange Commission such that it may be accessed by members of the public generally, and shall be deemed to have been received on the same day that it was first made available to Shareholders generally on the Company’s Website or publicly accessible from the Securities and Exchange Commission.

157.
Any notice or document delivered or sent to any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of the death or bankruptcy of such Shareholder, be deemed to have been duly served in respect of any share registered in the name of such Shareholder as sole or joint holder, unless the name of such Shareholder shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under such Shareholder) in the share.

158.
Notice of every general meeting shall be given to:

(a)
all Shareholders who have supplied to the Company an address for the giving of notices to them;

(b)
every Person entitled to a share in consequence of the death or bankruptcy of a Shareholder, who but for the death or bankruptcy of such Person would be entitled to receive notice of the meeting; and

(c)
each Director and alternate Director,

and no other Person shall be entitled to receive notices of general meetings.
INFORMATION
159.
No Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders of the Company to communicate to the public.

160.
The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY
161.
To the maximum extent permitted by Cayman Islands law, every Director and officer of the Company and every former Director and officer of the Company for the time being and from time to time and the personal representatives thereof (each an Indemnified Person) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively Losses) incurred or sustained by such Indemnified Person, otherwise than by reason of such Indemnified Person’s own wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of the duties, powers, authorities or discretions of such Indemnified Person, including without prejudice to the generality of the foregoing, any Losses incurred by such Indemnified Person in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Cayman Islands or elsewhere. No Person shall be found to have committed fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect, and such finding shall have become final and non-appealable.
162.
Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto.

163.
No such Indemnified Person shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of such Indemnified Person having joined in any receipt for money not received by such Indemnified Person personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of such Indemnified Person’s office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part, unless such Indemnified Person has acted with wilful default or through fraud.

164.
The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 165 hereof) Other Indemnitors. The Company hereby agrees that: (i) it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of any Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary); (ii) it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person) without regard to any rights an Indemnified Person may have against any Other Indemnitors; and (iii) it irrevocably waives, relinquishes and releases any Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by any Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, and without prejudice to Article 166 below, Other Indemnitors shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 165 hereof, shall be an Other Indemnitor.

165.
The Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such Person in respect of any negligence, default, breach of fiduciary or other duty or breach of trust of which such Person may be guilty in relation to the Company.

CLAIMS AGAINST THE COMPANY
166.
Notwithstanding Article 160, unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the Claiming Party) initiates or asserts any claim or counterclaim (a Claim) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then, to the fullest extent permissible by law, each

Claiming Party shall be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.
FINANCIAL YEAR
167.
Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP
168.
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)
if the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the shares held by them; or

(b)
if the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

169.
If the Company shall be wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a Special Resolution and any other approval required by the Statutes, divide amongst the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like approval, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY
170.
The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION
171.
The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS
172.
Subject to the rules of any Designated Stock Exchange, the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act or these Articles) with the approval of a Special Resolution.

173.
For the avoidance of doubt (a) mergers and consolidations have the specific meaning as set out in Companies Act, (b) no additional requirements are imposed by the Articles, and (c) transactions which are not deemed by the Directors, in their sole discretion following due deliberations and advice, to be a merger or consolidation as set out in the Companies Act, do not require a Special Resolution and may be carried out by the Company with the approval of Directors and shall not (unless otherwise set out in these Articles or the Act) require separate Shareholder approval.

Annex E
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 25, 2022 (the “Effective Date”) by and among SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, an “Equity Holder” and collectively, “Equity Holders”). Each of PubCo, the Company, XPAC, the Equity Holders and any other party that joins this Agreement from time to time will individually be referred to herein as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, each Equity Holder is the legal and beneficial owner of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests”);
WHEREAS, concurrently with the execution of this Agreement, the Company, XPAC, PubCo, and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);
WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holder in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to XPAC and PubCo agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Equity Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and
WHEREAS, the Parties acknowledge and agree that XPAC and PubCo would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Equity Holders entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
OBLIGATIONS
1.1   Pre-Closing Exchange.   Each of the Equity Holders agree to be bound by, and comply with, the provisions of Section 2.1(a)(ii) of the Business Combination Agreement.
1.2   Newco Joinder.   As soon as practicable after the formation of Newco and in any event prior to the Initial Merger, the Company shall take, or cause to be taken, any and all action necessary for Newco to join as a Party to this Agreement by entering into and delivering to the Parties hereto a joinder agreement substantially in the form attached hereto as Exhibit A (the “Newco Joinder Agreement to the Voting and Support Agreement”).
1.3   Newco Board of Directors Approval.   Following the formation of Newco and in connection with the execution and delivery the Newco Joinder Agreement to the Voting and Support Agreement, each Equity Holder agrees to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Newco Class A Shares and Newco Class B Shares, as applicable, to (a) approve the Business Combination Agreement, the Pre-Closing Exchange, the Acquisition Merger, the Transaction Documents to which Newco is a party and the other transactions involving Newco as contemplated by the Business Combination Agreement and the agreements entered into in connection therewith and deem the Business Combination Agreement advisable, and (b) determine to recommend that the Newco Shareholders vote to approve the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement.

1.4   Newco and Company Shareholders’ Approvals.
(a)   Newco Shareholder Approval.   Following the unanimous approval of the board of directors of Newco pursuant to Section 1.3 hereof, and in connection with the execution and delivery the Newco Joinder Agreement to the Voting and Support Agreement, each Equity Holder agrees to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Newco Class A Shares and Newco Class B Shares, as applicable, to obtain and deliver, or cause to be obtained and delivered, the approval by the Newco Shareholders of the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement in accordance with the memorandum and articles of association of Newco (the “Newco Shareholder Approval”).
(b)   Company Shareholder Approval.   Within twenty (20) days following the execution and delivery of the Business Combination Agreement, each Equity Holder agrees to take, or cause to be taken, any and all necessary measures to hold a shareholders meeting of the Company and to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Equity Interests to obtain the approval from the Company Shareholders of the adoption of the Business Combination Agreement, the Transaction Documents to which it is a party and the consummation of the Transactions contemplated thereby, including approval of the execution of the Business Combination Agreement, the other Transaction Documents to which the Company is a party and the authorization and ratification of all acts performed or required to be performed by the officers of the Company for the signing and execution of the Business Combination Agreement and the Transaction Documents to which the Company is a party (the “Company Shareholder Approval”; and, together with the Newco Shareholder Approval, the “Corporate Approvals”).
(c)   Without limiting the generality, and in furtherance, of the foregoing, during the term of this Agreement, for purposes of the Corporate Approvals, each Equity Holder, on its own behalf and on behalf of each of its Shareholder Entities, if any, hereby agrees to be present for any meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Equity Interests and Newco Shares (i) in favor of, and to adopt, the Business Combination Agreement, the other Transaction Documents to which the Company or Newco is a party and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, in the other Transaction Documents to which the Company or Newco is a party and the transactions contemplated thereby to the extent required for the Company and Newco to carry out their respective obligations thereunder, and (iii) in opposition to: (A) any merger, consolidation, purchase of ownership interests or assets of or by the Company or Newco, recapitalization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) or (B) any other action, proposal, transaction or agreement involving the Company or Newco that is intended, or would reasonably be expected, to result in the failure of the Merger from being consummated in accordance with the Business Combination Agreement and the other Transaction Documents or any breach of (x) any representation, warranty, covenant, obligation or agreement of the Company or Newco in the Business Combination Agreement or any other Transaction Document or (y) any of the conditions to the obligations of the Company or Newco under the Business Combination Agreement or any other Transaction Document not being fulfilled.
(d)   Each Equity Holder agrees not to deposit, and to cause its affiliates not to deposit, any Equity Interests or Newco Shares in a voting trust or subject any Equity Interests or Newco Shares to any arrangement or agreement with respect to the voting of such Equity Interests or Newco Shares, unless in accordance with this Agreement or as specifically requested to do so by XPAC and the Company in connection with the Business Combination Agreement, the other Transaction Documents or the transactions contemplated thereby.
(e)   Each Equity Holder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under any applicable Law at any time with respect to the transactions contemplated by the Transaction Documents, including the Acquisition Merger, and (ii) not to commence or participate in any claim, derivative or otherwise, against the Company, Newco, XPAC, Merger Sub 1, Merger Sub 2, PubCo or any of their respective Affiliates relating to the negotiation, execution or delivery of the Transaction Documents or the consummation of the transactions contemplated thereby, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of the Transaction Documents or (B) alleging a breach of any fiduciary duty of the board of directors or similar governing body of the Company, Newco, XPAC, Merger Sub 1, Merger Sub 2 or PubCo in connection with the Transaction Documents or the consummation of any of the transactions contemplated thereby.
1.5   Proxy.
(a)   Without limiting any other rights or remedies of the Parties, for all purposes of this Agreement, each Equity Holder hereby appoints, and shall cause of each of its Shareholder Entities, if any, to appoint the Company and any individual designated in writing by the Company, and each of them individually, as their proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Corporate Approvals in the name and in the stead of such Equity Holder and Shareholder Entity, as applicable, including (i) to attend on behalf of such Equity Holder and Shareholder Entity, as applicable, any meeting of Company Shareholders or Newco Shareholders, as applicable, with respect to the Corporate Approvals, (ii) to include the Equity Interests or Newco Shares in any computation for purposes of establishing a quorum at any such meeting of Company Shareholders or Newco Shareholders, as applicable, in connection with the Corporate Approvals, (iii) to vote (or cause to be voted, as applicable) the Equity Interests and Newco Shares or consent or approve (or withhold consent or approval, as applicable) with respect to the Corporate Approvals in connection with any meeting of Company Shareholders or Newco Shareholders, including any action by written consent or any other approval by the Company Shareholders or Newco Shareholders. The proxies and powers of attorney are and shall be given to secure the performance of the duties of each Equity Holder under this Agreement. Each Equity Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of the applicable proxy.
(b)   Each proxy and power of attorney granted by each Equity Holder and such Equity Holder’s Shareholder Entity, if any, shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is or, as applicable, will be granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by such Equity Holder or such Equity Holder’s Shareholder Entity, if any, with respect to the Equity Interests or Newco Shares, except as otherwise provided for in the Transaction Documents. The power of attorney granted by the Equity Holders herein is, and the powers of attorney to be granted by such Equity Holder’s Shareholder Entities, if any, shall be, durable powers of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Equity Holder or such Equity Holder’s Shareholder Entities, as applicable. The vote, consent or approval by the proxyholders with respect to the Corporate Approvals shall control in the event of any conflict between such vote, consent or approval (or withholding of consent or approval, as applicable) by the applicable proxyholder of the Equity Interests or Newco Shares and a vote, consent or approval (or withholding of consent or approval, as applicable) by such Equity Holder or such Equity Holder’s Shareholder Entities, if any, (or any other Person with the power to vote or provide consent or approval (or withhold consent or approval, as applicable) with respect to such Equity Interests or Newco Shares) with respect to the Corporate Approvals. The proxies and powers of attorney granted hereunder shall terminate upon the termination of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.5 shall apply to the Temasek Parties or the Feffer Parties in their respective capacity as Equity Holders, and that no such proxy and power of attorney shall be granted hereunder by any of the Temasek Parties or the Feffer Parties in favor of the Company.
1.6   Further Assurances.   During the term of this Agreement, each Equity Holder agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect the ability of any Equity Holder, Newco, PubCo, Merger Sub 1 or Merger Sub 2 to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement. Each Equity Holder hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by XPAC and the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.
1.7   Termination of Existing Shareholders’ Agreements.   Each Equity Holder and the Company hereby agree that (i) each of the shareholders’ agreements set forth on Schedule B hereto shall be terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Acquisition Closing and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or Liabilities under or with respect to each such agreement. Without limiting the above, each of the Equity Holders who are a party to the shareholders’ agreements set forth on Schedule B hereby expressly and irrevocably acknowledge and agree that all terms and conditions of the respective agreements to which they are a party to were duly observed or waived, as applicable.
1.8   Business Combination Agreement.   Each Equity Holder hereby agrees to be bound by and subject to (i) Sections 6.2 (Access to Information), 6.5 (Notice of Developments), 6.7 (No Trading), 11.13 (Publicity), and 11.14 (Confidentiality) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Equity Holder is directly party thereto (provided that the Temasek Parties shall not be bound by, or subject to, the aforementioned Sections 6.2 or 6.5), and (ii) Sections 6.3(a) and 11.1 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Equity Holder is directly party thereto.
1.9   Transfers of Equity Interests and Newco Shares Prior to the Acquisition Closing.   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of XPAC (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Acquisition Closing or the termination of the Business Combination Agreement in accordance with its terms, each Equity Holder agrees not to Transfer any of the Equity Interests or Newco Shares. Notwithstanding the foregoing or anything to the contrary herein:
(a)   the foregoing restrictions shall not prohibit a Transfer (i) to the Equity Holder’s directors or officers, any affiliates or family members of the Equity Holder’s directors or officers, any direct or indirect members or shareholders of the Equity Holder or any affiliates of the Equity Holder; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or Transfers made in connection with the Acquisition Closing at prices no greater than the price at which the securities were originally purchased; (vii) in the event of the Equity Holder’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Equity Holder’s jurisdiction of incorporation or formation or the Equity Holder’s Organizational Documents, upon dissolution of the Equity Holder; (ix) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Equity Holder or its affiliates or who shares a common investment advisor with the Equity Holder; and (x) to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (a); provided, however, that (x) that, in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement in form and substance reasonably satisfactory to XPAC agreeing to be bound by this Agreement, and (y) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests or Newco Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder). For purposes of this Agreement, (a) “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (a)(i) or (a)(ii); and (a) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and (c) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended; and
(b)   the Founder and the Feffer Parties shall be permitted to carry out a shareholder reorganization in respect of the shareholding vehicles through which they beneficially own their respective Equity Interests (the “Shareholder Reorganization”), which may be carried out in a single transaction or in a series of transactions, and the restrictions set forth in this Section 1.9(b) shall not prohibit Transfers by and among the Founder, the Feffer Parties and any shareholding vehicles respectively owned by them in connection therewith; provided, that (x) each of the Founder and the Feffer Parties hereby agree, severally and not jointly, to indemnify and reimburse the Company for any and all liabilities, losses, damages, costs and expenses incurred by the Company in relation to any Taxes in respect of, arising out of, or in connection with, the transactions carried out by or on behalf of the Founder or the Feffer Parties, as the case may be, in connection with the Shareholder Reorganization, (y) such Shareholder Reorganization shall be coordinated by the Company and shall not take place unless, and until, the Company provides written permission for its implementation, and (z) the beneficial ownership of Equity Interests by the Founder and the Feffer Parties, respectively, shall remain unchanged as a result of the Shareholder Reorganization. For purposes of this Agreement, “Feffer Parties” means, collectively, Fourbac Participações S/A and its shareholders Campo Limpo Comércio e Representações Ltda, Sollar Comércio e Participações Ltda., Ultrassom Serviços de Áudio Ltda., Oxumaré Comércio e Participações Ltda. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement.
(c)   Schedule A hereto shall be deemed to be updated to reflect any Transfer permitted under this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDERS
2.1   Each Equity Holder hereby represents and warrants to Newco, XPAC and PubCo, severally but not jointly, that:
(a)   Title.   The Equity Holder holds good, valid and marketable title to the Equity Interests set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing shareholders agreements set forth in Schedule B hereto (collectively, the “Shareholders’ Agreements”), and as disclosed on Schedule A.
(b)   Authorization.   The Equity Holder has full power and authority (including any spouse consent) to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other Parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(c)   No Conflict.   Neither the execution and delivery of this Agreement by the Equity Holder, nor the performance of the Equity Holder’s obligations hereunder (i) violates any provision of any Law applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Organizational Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests.
(d)   No Consents.   No consent, waiver, approval, Governmental Order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other Governmental Authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder or any spouse consent), is required by or with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.
(e)   Ownership.   The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests set forth on Schedule A collectively constitute 100% of the Equity Holders’ interest in the Company. The Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to contribute all of the equity securities of the Company held by the Equity Holder into Newco pursuant to Section 1.1 hereto is a material inducement to Newco’s obligation to issue the Newco Shares to the Equity Holder or to each of its Shareholder Entity, if any. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to such Equity Holder’s name on Schedule A (an “Undisclosed Interest”), such Equity Holder hereby agrees to contribute, assign, Transfer, convey and deliver to Newco all of such Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, Transfer or grant participations to such Person or to any Person, with respect to any of the Equity Interests except as provided for in this Agreement and the other Transaction Documents, the Shareholders’ Agreements and as disclosed on Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement and the other Transaction Documents, the Shareholders’ Agreements and as disclosed on Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests.
(f)   No Action.   There is no Action pending or, to the Equity Holder’s knowledge, threatened in writing against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
(g)   No Governmental Order or Law.   There is no Governmental Order or Law issued by any court of competent jurisdiction or other Governmental Authority, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
(h)   Independent Review and Access to Information.   The Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Newco, the Company, Merger Sub 1, Merger Sub 2, XPAC and PubCo and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) he, she or it has been furnished with or given access to such documents and information about Newco, the Company, Merger Sub 1, Merger Sub 2, XPAC and PubCo and

their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Transaction Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.
(i)   No Further Representations.   In entering into this Agreement and the other Transaction Documents to which he, she or it is or will be a party, the Equity Holder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Transaction Documents to which he, she or it is or will be a party and no other representations or warranties of Newco, the Sponsor, XPAC, Merger Sub 1, Merger Sub 2 or PubCo (including, for the avoidance of doubt, none of the representations or warranties of XPAC, Merger Sub 1, Merger Sub or PubCo set forth in the Business Combination Agreement or any other Transaction Document) or any other Person, either express or implied, and the Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Transaction Documents to which he, she or it is or will be a party, none of Newco, XPAC, Merger Sub 1, Merger Sub or PubCo or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1   The Company hereby represents and warrants to each Equity Holder that:
(a)   Organization.   The Company is a closely held company, duly organized, validly existing and in good standing under the Laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.
(b)   Authorization.   The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other Parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(c)   No Conflict.   Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder (i) violates any provision of Law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.
ARTICLE IV
MISCELLANEOUS
4.1   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement (“Notice”) shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable Party at its principal place of business. Any Notice to any Equity Holder shall be in writing and sent to the applicable address set forth on the signature page hereto. Any Notice to Newco shall be in writing and sent to the address set forth on the Newco Joinder Agreement to the Voting and Support Agreement.
4.2   Entire Agreement.   This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the Parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may be amended or modified in whole or in part only by a duly authorized instrument in writing signed by or on behalf of each of the Parties.
4.3   Assignment.   No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Parties.
4.4   Binding Nature.   This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.
4.5   Termination.   This Agreement shall automatically terminate upon the earliest to occur of (a) the Acquisition Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder from any obligation accruing, or Liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion
4.6   Miscellaneous.   Sections 1.3, 11.2, 11.7 through 11.9 and 11.16 through 11.17 of the Business Combination Agreement shall apply mutatis mutandis to this Agreement.
[Remainder of this page was intentionally left in blank. Execution pages follow.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.
XPAC:
XPAC Acquisition Corp.
By:
/s/ Chu Chiu Kong

Name:
Chu Chiu Kong

Title:
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Voting and Support Agreement]

PUBCO:
SUPERBAC PubCo Holdings Inc.
By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to Voting and Support Agreement]

COMPANY:
SuperBac Biotechnology Solutions S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Chief Executive Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
Bio-Gênesis Participações S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
Sommerville Investments B.V.
By:
/s/ Bruno de Luca Zanatta

Name:
Bruno de Luca Zanatta

Title:
Procurador

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
Orjen Investments Pte. Ltd.
By:
/s/ Bruno de Luca Zanatta

Name:
Bruno de Luca Zanatta

Title:
Procurador

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
SB Participações S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
Fourbac Participações S.A.
By:
/s/ Marcel Paes de Almeida Piccinno

Name:
Marcel Paes de Almeida Piccinno

Title:
Officer

By:
/s/ Maria Cecília Castro Neves Ipiña

Name:
Maria Cecília Castro Neves Ipiña

Title:
Legal

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
/s/ Luiz Augusto Chacon de Freitas Filho

Luiz Augusto Chacon de Freitas Filho
[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:
GIC Patrimonial Ltda.
By:
/s/ Luiz Augusto de Chacon Freitas

Name:
Luiz Augusto de Chacon Freitas

Title:
Presidente

[Signature Page to Voting and Support Agreement]

Schedule A
Equity Interests
[Schedule A has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule A to the SEC upon its request.]

Schedule B
Existing Shareholders’ Agreements
[Schedule B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule B to the SEC upon its request.]

Exhibit A
Form of Newco Joinder Agreement to the Voting and Support Agreement
JOINDER AGREEMENT
This Joinder Agreement (this “Agreement”) is entered into as of [•], by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the Laws of Brazil (“Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“XPAC”) and (iv) [Newco], an exempted company incorporated with limited liability in the Cayman Islands (“Newco”). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Voting and Support Agreement (as defined below).
RECITALS
WHEREAS, on [•], Newco has been formed; and
WHEREAS, pursuant to Section 1.4 of the Voting and Support Agreement (the “Voting and Support Agreement”) entered into as of April 25, 2022 by and among PubCo, the Company, XPAC and the Equity Holders, the Equity Holders shall cause Newco to join as a party to the Voting and Support Agreement as a Party by entering into and delivering this Agreement.
NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:
1.   Representations and Warranties of Newco.   On the date hereof, Newco hereby represents and warrants to each Equity Holder that:
(a)   Newco is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, Newco is duly qualified to transact business and are in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on their business or properties.
(b)   Newco has full power and authority to enter into this Agreement, and this Agreement constitutes a valid and legally binding obligation of Newco, enforceable against Newco in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(c)   Neither the execution and delivery of this Agreement by Newco nor the performance of Newco’s obligations hereunder (i) violates any provision of Law applicable to Newco or conflicts with any document, agreement or instrument to which Newco is a party.
2.   Agreements of Newco.
Newco hereby agrees to become a party to the Voting and Support Agreement and to be bound by the provisions of the Voting and Support Agreement applicable to Newco.
3.   Consent.
Newco hereby consents to the adoption of the Voting and Support Agreement and agrees to perform Newco’s obligations herein and therein.
4.   Termination.
This Agreement shall automatically terminate, without any action of any party hereto, upon termination of the Voting and Support Agreement in accordance with the terms of the Voting and

Support Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 4.5 of the Voting and Support Agreement.
5.   Notices to Newco.
All general notices, demands or other communications required or permitted to be given or made to Newco hereunder or under the Voting and Support Agreement shall comply with the terms of Section 11.3 of the Business Combination Agreement and be addressed and sent to the following addresses and contacts of Newco:
[•]
[•]
Email: [•]
Attention: [•]
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno
6.   Miscellaneous.
The parties hereto hereby agree to incorporate by reference Section XI of the Business Combination Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.
[Signature Pages Follow]

XPAC:
XPAC Acquisition Corp.
By:

Name:
Title:
[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

PUBCO:
SUPERBAC PubCo Holdings Inc.
By:

Name:
Title:
[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

COMPANY:
SuperBac Biotechnology Solutions S.A.
By:

Name:
Title:
[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

NEWCO:
[•]
By:

Name:
Title:
[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

Annex F
LOCK-UP AGREEMENT
This Lock-Up Agreement (this “Agreement”) is made as of April 25, 2022, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iv) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) and (v) each of the undersigned parties listed on the signature pages hereto under “Equity Holders” (each such undersigned party, an “Equity Holder”).
WHEREAS, concurrently with the execution of this Agreement, PubCo, the Company, XPAC, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”); and
WHEREAS, in connection with the Business Combination Agreement, the Parties hereto desire to enter into this Agreement, pursuant to which the Lock-Up Securities (as defined below) shall become subject to limitations on transfer and disposition as set forth herein and the forfeiture provisions shall apply in respect of Net Vested PubCo Shares as set forth herein.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
Section 1.    Definitions.   Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Business Combination Agreement. In addition, in this Agreement:
(a)   “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended;
(b)   “Agreement” has the meaning set forth in the Preamble;
(c)   “Company” has the meaning set forth in the Preamble;
(d)   “Equity Holder” has the meaning set forth in the Preamble;
(e)   “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto;
(f)   “Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving PubCo upon the consummation of which holders of PubCo Securities would be entitled to exchange their PubCo Securities for cash, securities or other property, at any time following the Acquisition Closing Date;
(g)   “Lock-Up Period” means:
(i)   with respect to any Lock-Up Securities held directly or indirectly by the Founder, the period beginning on the Acquisition Closing Date and ending on the two (2)-year anniversary of the Acquisition Closing Date;
(ii)   with respect to any Lock-Up Securities held directly or indirectly by the Temasek Parties, the period beginning on the Acquisition Closing Date and ending on the six (6) months anniversary of the Acquisition Closing Date;
(iii)   with respect to any Lock-Up Securities other than Net Vested PubCo Shares held directly or indirectly by any Equity Holder other than the Founder or the Temasek Parties, the

F-1

period beginning on the Acquisition Closing Date and ending on the date that is six (6) months after the Acquisition Closing Date; and
(iv)   with respect to any Lock-Up Securities that are Net Vested PubCo Shares held directly or indirectly by any Equity Holder, the period beginning on the Acquisition Closing Date and ending on the three (3)-year anniversary of the Acquisition Closing Date;
(h)   “Lock-Up Securities” means, in relation to an Equity Holder, the PubCo Securities held directly or indirectly by the relevant Equity Holder on the Acquisition Closing Date immediately following the consummation of the Mergers; provided, that such number of PubCo Securities held directly or indirectly by the Founder as are sold (in one or more transactions) to realize aggregate net sale proceeds of the equivalent of R$70.0 million (seventy million Brazilian reais) (the “Founder’s Excluded Securities”) shall not be subject to the restrictions set forth in this Lock-up Agreement, and Transfers of Founder’s Excluded Securities to any Person shall not be prohibited by the provisions hereunder;
(i)   “Parties” means, collectively, PubCo, the Company, XPAC, the Sponsor, and the Equity Holders; and “Party” means any of the Parties individually;
(j)   “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;
(k)   “Prohibited Transfer” has the meaning set forth in Section 2(c);
(l)   “PubCo” has the meaning set forth in the Preamble;
(m)   “PubCo Securities” means any capital stock, including Class A and Class B ordinary shares, or other ownership or equity interests in PubCo and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, ownership or equity interests or options (whether or not such derivative securities are issued by PubCo);
(n)   “Sponsor” has the meaning set forth in the Preamble;
(o)   “Transfer” means the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option, right or warrant to purchase or otherwise dispose of, or any agreement to transfer or dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that directly or indirectly transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and
(p)   “XPAC” has the meaning set forth in the Preamble.
Section 2.   Lock-Up.
(a)   Except with the prior written consent of the Sponsor (such consent to be given or withheld in its sole discretion), during the applicable Lock-Up Period, each Equity Holder severally (and not jointly and severally) agrees not to (i) Transfer any of its Lock-Up Securities, (ii) enter into any option, warrant, purchase right or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of its Lock-Up Securities, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii). Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not prohibit a Transfer (x) if such Equity Holder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or

F-2

any family member of any of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with it or its affiliates or who shares a common investment advisor with the it, to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (x), by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, or in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof, (y) if such Equity Holder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, (C) to any member of such Equity Holder’s immediate family or any trust for the direct or indirect benefit of such Equity Holder or the immediate family of such Equity Holder, an affiliate of such individual or to a charitable organization or (D) by private sales or Transfers made in connection with any forward purchase agreement or similar arrangement, or (z) if such Equity Holder is (A) a Founder, to another Founder, or (B) a Temasek Party, to another Temasek Party; provided, however, that (x) such Equity Holder shall, and shall cause any such transferee of his, her or its Lock-Up Securities, to enter into a written agreement, in form and substance reasonably satisfactory to the Sponsor, agreeing to be bound by this Agreement prior and as a condition to the occurrence of such Transfer, and (y) such transferee shall receive and hold the Lock-Up Securities subject to the provisions of this Agreement applicable to the transferring Equity Holder, and there shall be no further Transfer of such Lock-Up Securities except in accordance with the terms of this Agreement and of the agreement entered into between such transferee and the Sponsor. For the avoidance of doubt, in respect of any Equity Holder that is majority owned or controlled by the Founder that has minority interests, the Lock-Up Period applicable to Lock-Up Securities held directly or indirectly by an Equity Holder (other than the Founder) in respect of such minority interests shall be the period specified in paragraph (ii) of the definition of “Lock-Up Period” and not the period applicable to the Founder.
(b)   If any Transfer is made or attempted in violation of or contrary to the terms of this Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and PubCo shall refuse to recognize any such purported transferee of the Lock-Up Securities as one of PubCo’s equity holders for any purpose.
(c)   If, between the Acquisition Closing Date and the end of the applicable Lock-Up Period, the outstanding PubCo Securities shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding PubCo Securities, then any number, value (including dollar value) or amount contained herein which is based upon the number of PubCo Securities will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Section 2(c) shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, no change of units or shares pursuant to the transactions contemplated by the Business Combination Agreement shall constitute a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or similar transaction requiring an equitable adjustment.
(d)   The restrictions set forth in this Agreement shall not limit the rights of an Equity Holder to exercise such Equity Holder’s rights as a stockholder of PubCo during the Lock-Up Period, including the right to vote any Lock-Up Securities.
Section 3.   Release.   In the event that (i) PubCo releases, in full or in part, any director or officer of PubCo or any other party subject to a lock-up agreement and (ii) such release or series of releases cumulatively relates to more than three percent (3%) of then total issued and outstanding ordinary shares of PubCo (a “Relevant Release”), then the Equity Holders shall be automatically released from the restrictions on Transfer set forth in this Agreement to the same extent, with respect to the same percentage of the PubCo

F-3

Securities of such Equity Holders as the percentage of the PubCo Securities being released with respect to the released party represent with respect to the PubCo securities held by the released party (calculated as a percentage of the total outstanding shares of PubCo Securities held by the released party) at the time of the request made for the release by the released party. In the event of any such release, PubCo shall use its reasonable best efforts to notify the Equity Holders within two (2) Business Days of the occurrence of the release. The provisions of this Section 3 shall not apply to any Relevant Release in relation to an Equity Holder that held, prior to such Relevant Release, less than one percent (1%) of then total issued and outstanding ordinary shares of PubCo.
Section 4.   Forfeiture of Net Vested PubCo Shares upon a Forfeiture Event.   Each Equity Holder that holds Lock-Up Securities that are Net Vested PubCo Shares on the Acquisition Effective Time immediately following the consummation of the Mergers agrees that, during the Forfeiture Period, upon the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vesting Holder, automatically forfeit all of their Lock-Up Securities that are Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, such Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of such Forfeiture Event with respect to such Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Lock-Up Securities that are Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.
Section 5.   Joinder Agreement.   The Company hereby agrees to use its reasonable best efforts to cause additional Existing Company Shareholders who are not Parties hereto to join as a party to this Agreement, to the extent practicable, by executing and delivering a joinder (a “Joinder”) to this Agreement in the form set out in the Exhibit to this Agreement. Pursuant to each such Joinder, any reference in this Agreement to a covenant, agreement or obligation of an Equity Holder (or any reference to any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Existing Company Shareholder or Shareholder Entity (as applicable) that has executed such Joinder (or any reference to any compliance with, or breach of, any such covenant, agreement or obligation).
Section 6.   Termination.   This Agreement shall be binding upon each Equity Holder upon such Equity Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Acquisition Closing. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Acquisition Closing, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect. If the Acquisition Closing takes place, the provisions of this Agreement, other than this Section 6 and Section 11, shall terminate and be of no further force or effect upon the first to occur of (i) the date of a Liquidation Event and (ii) the date that all of the Lock-Up Securities are no longer subject to the lock-up restrictions set forth in Section 2(a).
Section 7.   Specific Enforcement.   The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each Party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each Party hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, the first Party will not assert that a remedy

F-4

at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
Section 8.   Entire Agreement.   This Agreement and the other Transaction Documents together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations, both written and oral, by or among the Parties hereto with respect to the subject matter hereof.
Section 9.   Waiver.   Except as otherwise expressly provided herein, no delay, failure or waiver by any party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the Parties shall operate as a waiver of the rights or remedies hereof. The rights and remedies herein provided are exclusive, and not cumulative, of any rights or remedies provided by applicable Law. No provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such provision as contemplated herein.
Section 10.   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable Party at its principal place of business. Any notice to any Equity Holder shall be sent to the address set forth on the signature page hereto.
Section 11.   Miscellaneous.
(a)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.   Section 11.7 and Section 11.8 of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.
(b)   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
(c)   Counterparts.   This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
(d)   Titles and Headings.   The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.
(e)   Assignment; Successors and Assigns; No Third Party Rights.   No Party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

F-5

(f)   Amendments and Modifications.   This Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by all the Parties hereto.
(g)   Further Assurances.   Each Party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.
[Signature pages follow]

F-6

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
XPAC ACQUISITION CORP.
By:
/s/ Chu Chiu Kong

Name:
Chu Chiu Kong

Title:
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Lock-Up Agreement]

F-7

SUPERBAC PUBCO HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name:
Wilson Ernesto da Silva

Title:
Director

[Signature Page to the Lock-Up Agreement]

F-8

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Chief Executive Officer

[Signature Page to the Lock-Up Agreement]

F-9

XPAC SPONSOR LLC
By:
/s/ Chu Chiu Kong

Name:
Chu Chiu Kong

Title:
Manager

[Signature Page to the Lock-Up Agreement]

F-10

EQUITY HOLDER:
BIO-GÊNESIS PARTICIPAÇÕES S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Officer

[Signature Page to the Lock-Up Agreement]

F-11

EQUITY HOLDER:
SOMMERVILLE INVESTMENTS B.V.
By:
/s/ Bruno de Luca Zanatta

Name:
Bruno de Luca Zanatta

Title:
Procurador

[Signature Page to the Lock-Up Agreement]

F-12

EQUITY HOLDER:
ORJEN INVESTMENTS PTE. LTD.
By:
/s/ Bruno de Luca Zanatta

Name:
Bruno de Luca Zanatta

Title:
Procurador

[Signature Page to the Lock-Up Agreement]

F-13

EQUITY HOLDER:
SB PARTICIPAÇÕES S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name:
Luiz Augusto Chacon de Freitas Filho

Title:
Officer

[Signature Page to the Lock-Up Agreement]

F-14

EQUITY HOLDER:
FOURBAC PARTICIPAÇÕES S.A.
By:
/s/ Marcel Paes de Almeida Piccinno

Name:
Marcel Paes de Almeida Piccinno

Title:
Officer

By:
/s/ Maria Cecília Castro Neves Ipiña

Name:
Maria Cecília Castro Neves Ipiña

Title:
Legal

[Signature Page to the Lock-Up Agreement]

F-15

EQUITY HOLDER:
/s/ Daniel Citron

Daniel Citron
[Signature Page to the Lock-Up Agreement]

F-16

EQUITY HOLDER:
/s/ André Jafferian Neto

André Jafferian Neto
[Signature Page to the Lock-Up Agreement]

F-17

EQUITY HOLDER:
AJNETO PARTICIPAÇÕES LTDA.
By:
/s/ André Jafferian Neto

Name:
André Jafferian Neto

Title:
Board Member

[Signature Page to the Lock-Up Agreement]

F-18

EQUITY HOLDER:
/s/ Luiz Augusto Chacon de Freitas Filho

Luiz Augusto Chacon de Freitas Filho
[Signature Page to the Lock-Up Agreement]

F-19

EQUITY HOLDER:
MORUNGABA PARTICIPAÇÕES LTDA.
By:
/s/ Renato Ochman

Name:
Renato Ochman

Title:
Director

[Signature Page to the Lock-Up Agreement]

F-20

OPTIONEE:
/s/ Mozart Soares Fogaça Junior

Mozart Soares Fogaça Junior
[Signature Page to the Lock-Up Agreement]

F-21

OPTIONEE:
/s/ Giuliano Pauli

Giuliano Pauli
[Signature Page to the Lock-Up Agreement]

F-22

OPTIONEE:
/s/ Wilson Ernesto da Silva

Wilson Ernesto da Silva
[Signature Page to the Lock-Up Agreement]

F-23

EQUITY HOLDER:
GIC PATRIMONIAL LTDA.
By:
/s/ Luiz Augusto de Chacon Freitas

Name:
Luiz Augusto de Chacon Freitas

Title:
Presidente

[Signature Page to the Lock-Up Agreement]

F-24

Exhibit
“See Annex G to this Proxy Statement/ Prospectus”

F-25

Annex G
Lock-up Joinder Agreement
FORM OF JOINDER AGREEMENT
This Joinder Agreement (this “Agreement”) is made as of [•], by [•] (“Joining Equity Holder”), pursuant to, and in accordance with, the Lock-Up Agreement dated as of April 25, 2022, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iv) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and (v) each of the Equity Holders named therein (the “Lock-Up Agreement”). This document shall constitute a Joinder under Section 5 of the Lock-Up Agreement. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Lock-Up Agreement.
RECITALS
WHEREAS, concurrently with the execution of the Lock-Up Agreement, PubCo, XPAC and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);
WHEREAS, in connection with the Business Combination Agreement, the Parties entered into the Lock-Up Agreement, pursuant to which the Lock-Up Securities became subject to limitations on transfer and disposition as set forth therein; and
WHEREAS, the Joining Equity Holder shall enter into this Agreement pursuant to Section 5 of the Lock-Up Agreement.
NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:
1.
Agreements of the Joining Equity Holder.

The Joining Equity Holder hereby agrees to be bound by the provisions of the Lock-Up Agreement applicable to an Equity Holder. Accordingly, any reference in the Lock-Up Agreement to a covenant, agreement or obligation of an Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Joining Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation).
2.
Termination.

This Agreement shall automatically terminate, without any action on the part of any Party, upon termination of the Lock-Up Agreement in accordance with the terms of the Lock-Up Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 6 of the Lock-Up Agreement.
3.
Notices to Joining Equity Holder.

All general notices, demands or other communications required or permitted to be given or made to the Joining Equity Holder hereunder or under the Lock-Up Agreement shall comply with the terms of Section 10 of the Lock-Up Agreement and be addressed and sent to the numbers, e-mails and addresses indicated in the Joining Equity Holder’s signature page hereto.
4.
Miscellaneous.

The parties hereto hereby agree to incorporate by reference Section 11 of the Lock-Up Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.
XPAC ACQUISITION CORP.
By:

Name:  [•]
Title:    [•]
[Signature Page to Joinder to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.
JOINING EQUITY HOLDER:

[•]
Address for notices:
[•]

Annex H
Form of PIPE Subscription Agreement
SHARE SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of [•], 2022, by and among (i) the person named on the signature page hereto (the “Purchaser”), (ii) SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (the “Company”), and (iii) XPAC Acquisition Corp., a Cayman Islands exempted company (“XPAC”).
WHEREAS, this Agreement is being entered into in connection with the proposed business combination (the “Transaction”) pursuant to that certain business combination agreement, dated April 25, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among the Company, XPAC, BAC1 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 1”), BAC2 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a Brazilian sociedade anônima (“SuperBac”), pursuant to which, among other things, (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving the merger as a wholly owned subsidiary of the Company (the “Initial Merger”), and (b) at least one day after the closing date of the Initial Merger, Merger Sub 2 will merge with and into a newly formed Cayman Islands exempted company that will, prior to the consummation of the Transaction, own all of the issued and outstanding equity securities of SuperBac (“HoldCo”), with HoldCo surviving the merger as a wholly owned subsidiary of the Company (the “Acquisition Merger”). Upon consummation of the Transaction, ordinary shares of the Company, each with a par value of $0.0001 (the “Shares”), will be listed on the Nasdaq;
WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Company and XPAC are seeking commitments (“Subscriptions”) from interested investors to subscribe for, concurrently with the completion of the Acquisition Merger, Shares in a private transaction in which the Company expects to raise an aggregate amount of $[•];
WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Purchaser (as set forth on the signature page hereto) desires to subscribe for and purchase from the Company, on the Closing Date (as defined below), that number of Shares set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Purchaser that number of Ordinary Shares set forth on the signature page hereto in consideration of the payment of the Purchase Price therefor by or on behalf of Purchaser to the Company, all on the terms and subject to the conditions set forth herein;
WHEREAS, substantially concurrently with the execution of this Agreement, the Company and XPAC are entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Purchaser) (the “Other Purchasers”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:
1.   Subscription.   The Purchaser hereby agrees to subscribe for, and the Company hereby agrees, subject to the receipt of the Purchase Price, to issue to the Purchaser, the Acquired Shares, all on the terms, and subject to the conditions, provided for herein.
2.   Closing.   The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction contemplated under the Business Combination Agreement. As used herein, the “Closing Date” means the Acquisition Closing Date (as defined in the Business Combination Agreement). Not less than three Business Days (a “Business Day” meaning a day on which commercial banks are open for business in New York, USA, the Cayman Islands and the City of São Paulo, State of São Paulo, Brazil, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York, USA, the Cayman Islands or the State of São Paulo, Brazil) prior to the scheduled or anticipated Closing Date, the Company shall provide written notice to the

Purchaser (the “Closing Notice”) (i) setting forth the scheduled or anticipated Closing Date, (ii) stating that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied or waived, and (iii) including wire instructions for delivery of the Purchase Price for the Acquired Shares to the Escrow Agent (as defined below). The Purchaser shall deliver to Continental Stock Transfer & Trust Company as escrow agent (or such other escrow agent appointed by the Company and notified in writing to the Purchaser) (the “Escrow Agent”), on the second Business Day immediately prior to the Closing Date, the Purchase Price for the Acquired Shares, which shall be held in a non-interest bearing segregated escrow account for the benefit of the Purchaser (the “Escrow Account”) until Closing, pursuant to the terms of an escrow agreement to be entered into between the Company and the Escrow Agent (the “Escrow Agreement”), by wire transfer of United States dollars in immediately available funds to the Escrow Account, the details for which shall be specified in the Closing Notice. The Purchase Price for the Acquired Shares shall only be applied in subscription by the Purchaser for the Acquired Shares on the Closing Date. On the Closing Date, subject to the satisfaction or waiver of the conditions set forth in Section 3 below, substantially concurrently, (i) the Purchase Price shall be released from the Escrow Account automatically and without further action by the Company or the Purchaser and (ii) the Company shall deliver to Purchaser (a) the Acquired Shares in book-entry form, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws as set forth herein), in the name of the Purchaser (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (b) a copy of the records of the Company’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Acquired Shares on and as of the Closing Date.
In the event that the Transaction is not consummated within two (2) business days after the anticipated Closing Date identified in the Closing Notice for any reason, or in the event of the termination of this Agreement in accordance with the terms hereof, the Escrow Agent shall promptly (but not later than two Business Days thereafter) return to the Purchaser any amounts paid by the Purchaser pursuant to this Agreement, by wire transfer of United States dollars in immediately available funds to the account specified by the Purchaser, and any book-entries, certificates or DRS advice in connection with the Acquired Shares (to the extent that any such book-entries were made, certificates were prepared or DRS advice was generated) shall be deemed cancelled; provided, however, that unless this Agreement has been terminated pursuant to Section 9, such return of funds shall not terminate this Agreement or relieve the Purchaser of its obligation to purchase the Acquired Shares at the Closing Date upon delivery of a new Closing Notice in accordance with the terms of this Section 2.
3.   Closing Conditions.   The Closing is also subject to the conditions that, on the Closing Date:
a.   all representations and warranties of the Company, XPAC and the Purchaser contained in this Agreement (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that are qualified as to materiality, Company Material Adverse Effect, XPAC Material Adverse Effect or Purchaser Material Adverse Effect, which representations and warranties shall be true in all respects), but in each case without giving effect to consummation of the Transaction; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct or a breach by such party of any of its covenants or agreements contained herein;
b.   there shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining or prohibiting the consummation of the Transaction;
c.   all conditions precedent to the closing of the Transaction pursuant to the Business Combination Agreement, including the approval of XPAC’s shareholders and any regulatory approvals, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction but subject to satisfaction or waiver thereof substantially concurrently with the closing of the Transaction pursuant to the Business Combination Agreement);

d.   each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to Closing; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from a breach by such party of any of its covenants or agreements contained herein;
e.   the Business Combination Agreement shall not have been modified, waived or amended to materially and adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement; and
f.   the Acquired Shares shall have been approved for listing on the Nasdaq.
4.   Further Assurances.   At the Closing, the Company and the Purchaser shall execute and deliver such additional documents and take such additional actions as they reasonably may deem to be practical and necessary in order to consummate the Subscription contemplated by this Agreement.
5.   Company Representations and Warranties.   The Company represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:
a.   The Company is a newly formed entity formed solely for the purpose of effecting the transactions contemplated by the Business Combination Agreement (including the Transaction and the Subscriptions). The Company is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite legal power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof.
b.   Upon the consummation of the Transaction, the Company will own 100% of the equity interests of HoldCo and will have all requisite power and authority to run the business of HoldCo and its subsidiaries, including SuperBac (collectively, the “Business”).
c.   As of the Closing Date, subject to the receipt of the Purchase Price in accordance with the terms of this Agreement and registration with the Company’s transfer agent, the Acquired Shares will be duly authorized and, when issued and delivered to the Purchaser in accordance with the terms of this Agreement, the Acquired Shares will be validly issued and fully paid and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents (as in effect at such time of issuance) or under the laws of the Cayman Islands.
d.   The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof, have been duly authorized by all requisite action on the part of the Company. No other action on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by XPAC and the Purchaser) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).
e.   The issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon the Company, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Business, that would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the Business or the Company and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of the Company (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.
f.   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Purchaser could become directly liable (it being understood that the Purchaser will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Company).
g.   Assuming the accuracy of the representations and warranties of XPAC and the Purchaser in Sections 6 and 7, respectively, no registration of the Acquired Shares will be required under the United States Securities Act of 1933, as amended (the “Securities Act”), in connection with the Subscription by the Purchaser.
h.   Assuming the accuracy of XPAC’s and the Purchaser’s representations and warranties set forth in Sections 6 and 7, respectively, the Company is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
i.   A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about the Company’s affiliates contained in any SEC Document to be filed by the Company the representation and warranty in this sentence is made to the Company’s knowledge. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.
j.   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

k.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company as of the date of this Agreement, threatened in writing against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.
l.   The Other Subscription Agreements entered into or to be entered into by the Company in connection with the Transaction (or any agreements or understandings (including side letters) entered into or to be entered into in connection therewith or in connection with the purchase of Shares by the Other Purchasers) reflect the same per Share Purchase Price as set forth in this Agreement and do not contain any provisions that are more favorable from an economic perspective to such Other Subscribers or any affiliate or any party related thereto than the provisions of this Agreement.
6.   XPAC Representations and Warranties.   XPAC represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:
a.   XPAC is an entity duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with requisite legal entity power and authority to carry on its business as now being conducted and to enter into, deliver and perform its obligations under this Agreement.
b.   The execution and delivery of this Agreement, the performance by XPAC of its obligations hereunder and the consummation by XPAC of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of XPAC, subject to subject to the receipt of the requisite approval of XPAC’s shareholders as contemplated by the Business Combination Agreement. This Agreement has been duly executed and delivered by XPAC, and (assuming due authorization, execution and delivery by the Company and Purchaser) this Agreement constitutes the legal, valid and binding obligation of XPAC, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.
c.   A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by XPAC on or prior to the Closing Date (the “XPAC SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the XPAC SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about XPAC’s affiliates contained in any SEC Document to be filed by XPAC the representation and warranty in this sentence is made to XPAC’s knowledge. The financial statements of XPAC included in the XPAC SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of XPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the XPAC SEC Documents.
d.   XPAC is in compliance with all applicable laws, except where such non-compliance has not had and would not be reasonably likely to have a material adverse effect on the business, properties, assets, financial condition or results of operations of, XPAC (an “XPAC Material Adverse Effect”). XPAC has not received any written communication from a governmental authority that alleges that XPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an XPAC Material Adverse Effect.
e.   Compliance by XPAC with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon

XPAC, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of XPAC, in each case that would reasonably be expected to result in a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of XPAC (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over XPAC or any of its properties that would reasonably be expected to have a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with this Agreement.
f.   Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, no registration of the Acquired Shares will be required under the Securities Act, in connection with the Subscription by the Purchaser.
g.   Neither the XPAC nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in violation of the Securities Act in connection with any offer or sale of the Acquired Shares.
h.   XPAC has not engaged in any “directed selling efforts” (within the meaning of Regulation S) with respect to the Acquired Shares, and XPAC and its affiliates have complied with the offering restrictions requirement of Regulation S.
i.   Neither XPAC, its affiliates nor any person acting on its or any of their behalf has, directly or indirectly, solicited any offer to buy, sold or offered to sell any security which is or would be integrated with the sale of the Acquired Shares in a manner that would require the offer and sale of the Acquired Shares to be registered under the Securities Act.
j.   Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, XPAC is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the SEC, (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a XPAC Material Adverse Effect.
k.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an XPAC Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of XPAC, threatened against XPAC, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against XPAC.
7.   Purchaser Representations and Warranties.   The Purchaser represents and warrants to the Company that at the date of signature of this Agreement and as of the Closing Date:
a.   If the Purchaser is located in the United States or is a U.S. person:
i.   The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is aware that the sale of the Acquired Shares to the Purchaser is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Securities for its own account or for an account over which the Purchaser exercises sole discretion for another qualified institutional buyer or accredited investor, and the Purchaser has the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not subscribing for the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A).
ii.   The Purchaser is not an entity formed for the specific purpose of acquiring the Acquired Shares.
b.   If the Purchaser is located outside the United States and is not a U.S. person:
i.   The Purchaser is acquiring the Acquired Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act;
ii.   The Purchaser is are aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Securities offered pursuant to this Subscription, was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Subscribed Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Acquired Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Acquired Shares or any economic interest therein to any person located in the United States or any U.S. person;
iii.   The Purchaser is authorized to consummate the purchase of the Acquired Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made[; and]
iv.   [The Purchaser is a professional investor (investidor profissional) under the definition of CVM Resolution No. 30, incorporated, formed or resident in a jurisdiction other than the Federative Republic of Brazil; and able to hold securities and engage in financial settlement of securities transactions with funds held in the U.S.]
c.   The Purchaser acknowledges that it is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, a distribution thereof in violation of the Securities Act.
d.   The Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
e.   The Purchaser understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other applicable securities laws. The Purchaser understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Purchaser acknowledges that the Acquired Shares may not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Purchaser understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Purchaser may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel as well as tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.
f.   The Purchaser further acknowledges that there have been no representations, warranties, covenants and agreements made to the Purchaser, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any).
g.   The Purchaser acknowledges that it has received a copy of the Investor Presentation, dated as of [•], 2022, provided by the Company and XPAC (the “Disclosure Package”), and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Purchaser’s investment in the Acquired Shares. The Purchaser acknowledges that it has reviewed the documents made available to the Purchaser by the Company and XPAC in the electronic data room hosted by the XPAC in connection with the transactions contemplated by this Agreement. The Purchaser is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HoldCo, the Company, XPAC, SuperBac or any of their respective affiliates or any of their control persons, officers, directors and employees) including the Disclosure Package, other than the statements, representations and warranties of the Company and XPAC contained in this Agreement, in making its investment or decision to invest in the Company.
h.   The Purchaser became aware of this offering of the Acquired Shares solely by means of direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC, and the Acquired Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC. The Purchaser did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i.   The Purchaser understands and agrees that the Purchaser is purchasing the Acquired Shares directly from the Company. The Purchaser further acknowledges that there have not been, and the Purchaser hereby expressly and irrevocably acknowledges and agrees that it is not relying on, any representations, warranties, covenants or, agreements or statements made to the Purchaser by or on behalf of the Company, XPAC, SuperBac or their respective affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication, (including by omission), other than those representations, warranties, covenants, agreements and statements of the Company and XPAC expressly set forth in this Agreement, and the Purchaser is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission).
j.   The Purchaser acknowledges that it is aware that there are substantial risks incident to the subscription for and ownership of the Acquired Shares, including those set forth in the Disclosure Package. The Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. The Purchaser acknowledges that its purchase of Acquired Shares (i) is fully consistent with the Purchaser’s financial needs, objectives and condition, (ii) complies and is fully consistent with all of the Purchaser’s applicable investment policies, guidelines and other restrictions, (iii) has been duly authorized and approved by all necessary action (corporate or otherwise), and (iv) does not and will not violate or constitute a default under the Purchaser’s charter, by-laws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which we are bound and are a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Acquired Shares. The Purchaser understands and acknowledges that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

k.   Alone, or together with any professional advisor(s), the Purchaser has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Purchaser. The Purchaser acknowledges specifically that a possibility of total loss exists.
l.   The Purchaser understands, acknowledges and represents that:
i.   No disclosure or offering document has been prepared in connection with the offer and sale of the Securities by [•] (the “Placement Agents”).
ii.   The Purchaser acknowledges that (a) it has conducted its own investigation of the Company, XPAC, SuperBac and the Acquired Shares and we have not relied on any statements or other information provided by the Placement Agents concerning the Company, XPAC, SuperBac or the Acquired Shares or the offer and sale of the Acquired Shares, (b) it has had access to, and an adequate opportunity to review, financial and other information as the Purchaser deems necessary to make its decision to purchase the Acquired Shares, (c) the Purchaser and its professional advisor(s), if any, have been offered and have had the full opportunity to ask questions of the Company, XPAC, SuperBac and the Transaction and received answers thereto, including on the financial information, as we deemed necessary in connection with our decision to purchase the Acquired Shares; and (d) it has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Acquired Shares.
iii.   The Purchaser understands and acknowledges that (i) the Company, XPAC, SuperBac and the Placement Agents currently may have, and later may come into possession of, information regarding the Company, XPAC and SuperBac that is not known to the Purchaser and that may be material to a decision to enter into this transaction to purchase the Acquired Shares (“Excluded Information”), (ii) the Purchaser has determined to enter into the this transaction to purchase the Acquired Shares notwithstanding the Purchaser’s lack of knowledge of the Excluded Information, and (iii) none of the Company, XPAC, SuperBac and the Placement Agents shall have liability to the Purchaser, and the Purchaser hereby to the extent permitted by law waive and releases any claims the Purchaser may have against the Company, XPAC, SuperBac and the Placement Agents, with respect to the nondisclosure of the Excluded Information.
iv.   The Purchaser understands and acknowledges that certain information provided to the Purchaser was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Purchaser understands and acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.
v.   The Purchaser agrees that the Placement Agents shall not be liable to the Purchaser (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscription for Acquired Shares by the Purchaser. On behalf of the Purchaser and its affiliates, the Purchaser releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription for Acquired Shares by the Purchaser. The Purchaser agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription for Acquired Shares by the Purchaser. This undertaking is given freely and after obtaining independent legal advice.
vi.   The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Securities or the accuracy, completeness or adequacy of any information supplied to the Purchaser by the Company, XPAC or SuperBac.

vii.   In making its decision to purchase the Acquired Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser. In connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as financial advisors or fiduciaries to the Purchaser and none of the Company, XPAC, SuperBac and their respective subsidiaries and representatives has acted as a financial advisor, fiduciary, broker or dealer to the Purchaser. The Placement Agents and their respective affiliates have not provided, and will not provide, any advice or recommendation to the Purchaser in connection with the Placement.
viii.   The Purchaser: (i) is able to fend for itself in the transactions contemplated by this Agreement; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Acquired Shares; and (iii) has the ability (at this time and in the foreseeable future) to bear the economic risks of its prospective investment in the Acquired Shares and can afford the complete loss of such investment.
ix.   The Purchaser understands and acknowledges that the Placement Agents or their affiliates will receive deferred underwriting commissions as referred to in the IPO Prospectus (as defined below) upon consummation of the Transaction.
m.   The Purchaser understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Package.
n.   If the Purchaser is not an individual, the Purchaser has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The Purchaser has the power and authority to enter into, deliver and perform the Purchaser’s obligations under this Agreement.
o.   The execution, delivery and performance by the Purchaser of this Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound, and, if the Purchaser is a legal entity, will not violate any provisions of the Purchaser’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Purchaser’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same, this Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by XPAC and the Company) this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.
p.   The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the

OFAC List. To the extent required by applicable law, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to subscribe for the Acquired Shares were legally derived.
q.   The Purchaser will have sufficient funds to pay the Purchase Price at the Closing.
r.   The Purchaser does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is in Rule 16a-1 under the Exchange Act or short sale positions with respect to the Company. The Purchaser hereby agrees that from the date of this Agreement until the Closing (or the earlier termination of this Agreement in accordance with its terms), none of the Purchaser, its controlled affiliates, or any person or entity acting on behalf of the Purchaser or any of its controlled affiliates or pursuant to any understanding with the Purchaser or any of its controlled affiliates will engage in any Short Sales with respect to securities of XPAC. For purposes of this Section 7, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and, except as otherwise consented to by XPAC and the Company, all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding anything to the contrary set forth herein, (i) nothing herein shall prohibit any entities under common management or that share an investment advisor with Purchaser that have no knowledge of this Agreement or of Purchaser’s participation in the transaction contemplated hereby (including Purchaser’s controlled affiliates and/or other affiliates) from entering into any Short Sales; and (ii) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, this Section 7 (r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares.
s.   The Purchaser’s subscription for and holding of the Acquired Shares does not constitute or result in a non-exempt prohibited transaction under Section 406 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law. If the Purchaser is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Purchaser represents and warrants that it has not relied on the Company or any of its affiliates for investment advice as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Company or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.
8.   Registration Rights.
a.   The Company agrees that, no later than the date that is 30 calendar days after the consummation of the Transaction, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement (a “Registration Statement”) registering the resale by the Purchaser of the Acquired Shares that are then eligible for resale (the “Registrable Shares”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Closing Date and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that if such day falls on a Saturday, Sunday or other day that the SEC is closed for business, such date shall be extended to the next Business Day on which the SEC is open for business. A substantially complete draft of the Registration Statement shall be provided to the Purchaser at least two Business Days prior to filing. The Company agrees to cause such registration statement or another shelf registration statement to remain effective until the earlier of (a) two years from the issuance of the Registrable Shares, or (b) the first date on which the Purchaser can sell all of its Registrable Shares (or shares received in exchange therefor) under Rule 144 of the United States Securities Act within 90 days without limitation as to the amount or manner of sale of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Purchaser agrees to disclose its ownership to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Registrable Shares (or shares issued in exchange therefor) in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Registrable Shares as may be reasonably requested by the Company to effect the registration of the Registrable Securities, including a completed and executed selling shareholders questionnaire in customary form to the Company that contains the information required by SEC rules for a Registration Statement, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Shares or otherwise, such Registration Statement shall register the resale of a number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) which is equal to the maximum number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) as is permitted by the SEC and in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company. In such event, the number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) to be registered for each selling shareholder named in the Registration Statement shall be reduced in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company and as between the Purchaser and any Other Purchasers, such reduction shall be pro rata (as to the number of Registrable Shares seeking to be sold) among the Purchaser and any Other Purchasers seeking to sell Registrable Shares. The Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more amendments to the Registration Statement or new registration statements, in each case, to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, and use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable. For as long as the Purchaser holds Registrable Shares, the Company will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Purchaser to resell the Registrable Shares pursuant to Rule 144 of the Securities Act.
b.   The Company may delay the filing of the Registration Statement or suspend the use of any such Registration Statement, and from time to time to require the Purchaser not to sell under the Registration Statement (in each case for the shortest period of time, determined in good faith by the Company to be necessary for such purpose) if (i) the filing, initial effectiveness or continued use of a Registration Statement at any time would (a) require the Company to make an Adverse Disclosure (as defined below), or (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the board of directors of the Company such filing or continued use of such Registration Statement would be seriously detrimental to the Company and the majority of the board of directors of the Company concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than 90 consecutive calendar days, or more than 120 total calendar days, in each case during any twelve-month period. The Company shall not, when so advising Purchaser of such Suspension Event, provide Purchaser with any material, nonpublic information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the Suspension Event might constitute material, nonpublic information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Purchaser agrees that it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and it will maintain the confidentiality of any information included in such written notice delivered by the Company except as required by law. If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus shall not apply (A) to the extent Purchaser is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.
As used herein, “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer, chief financial officer, the president or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus (as defined below) in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.
c.   Indemnification.
i.   The Company shall, notwithstanding any termination of this Agreement indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors officers, members, stockholders, partners, agents, brokers, investment advisors and employees, and each person who controls Purchaser (within the meaning of the Securities Act), from and against losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, any reasonable and documented outside attorneys’ fees of one law firm and one local counsel in any applicable jurisdiction) (collectively, “Losses”) based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein) (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are based on or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Purchaser expressly for use therein or Purchaser has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 8.3.c. shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (B) in connection with any offers or sales effected by or on behalf of the Purchaser in violation of Section 8.3.b. The Company shall notify the Purchaser promptly of the institution, threat or assertion of any proceeding.
ii.   In connection with any Registration Statement in which Purchaser is participating, Purchaser shall, to the extent permitted by law, indemnify the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) against any Losses based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein), Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Purchaser expressly for use therein; provided, however, that the liability of Purchaser shall be several and not joint with any Other Purchaser and shall be limited to the net proceeds received by Purchaser from the sale of Acquired Shares giving rise to such indemnification obligation.
iii.   Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
iv.   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Agreement.
v.   If the indemnification provided under this Section 8.c.v from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8.3.c.i and ii above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.3.v from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by Purchaser upon the sale of the Registrable Securities giving rise to such contribution obligation.
d.   Upon the Purchaser’s request, the Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to, as soon as commercially reasonable, (i) issue to the transfer agent a legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (ii) if the Acquired Shares are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Acquired Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Purchaser; provided that in each case (a) in the case of item (ii) above, the Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (b) in each case, the Company, its counsel or the Company’s transfer agent have received customary representations and other documentation from the Purchaser that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Company, its counsel or the Company’s transfer agent. Notwithstanding the foregoing, the Company and its counsel shall not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.
9.   Termination.   This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Agreement, or (c) at the election of the Purchaser, if the consummation of the Transaction shall not have occurred on or prior to the Outside Date (as defined in the Business Combination Agreement); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. If the Transaction is not consummated, the Company shall notify the Purchaser of the termination of the Business Combination Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to any party hereto, if the Company notifies the Purchaser in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Purchaser’s obligations with respect to the Subscription without the delivery of the Acquired Shares having occurred, provided; that if the Purchase Price has been already paid pursuant to this Agreement at such time it shall be returned promptly by the Company to the Purchaser without any deduction for or on account of any tax, withholding, charges, or set-off.
10.   Trust Account Waiver.   The Purchaser acknowledges that XPAC is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of XPAC, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving XPAC and one or more businesses or assets. The Purchaser further acknowledges that, as described in XPAC prospectus relating to its initial public offering dated July 29, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of XPAC’s assets consist of the cash proceeds of XPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of XPAC, its public stockholders and the underwriters of XPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to XPAC to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Purchaser hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided however, that nothing in this Section 10 shall be deemed to limit the Purchaser’s right, title, interest or claim to the Trust Account by virtue of the Purchaser’s record or beneficial ownership of Class A Ordinary Shares.
11.   Miscellaneous.
a.   Neither this Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Purchaser’s rights to purchase the Acquired Shares) may be transferred or assigned without the prior written consent of each of the other parties, other than an assignment to any controlled affiliate of the Purchaser or any fund or account managed by the same investment manager as the Purchaser, subject to, if such transfer or assignment is prior to the Closing Date, such transferee or assignee, as applicable, executing a joinder to this Agreement or a separate subscription agreement in substantially the same form as this Agreement, including with respect to the Purchase Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Agreement shall remain bound by its obligations under this Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Agreement or any rights, interests or obligations that may accrue to the parties hereunder.
b.   Prior to or at the Closing Date, the Purchaser shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. The Company may request from the Purchaser such additional information as the Company may deem necessary to evaluate the eligibility of the Purchaser to subscribe for the Acquired Shares, and the Purchaser shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that the Company agrees to keep any such information confidential except to the extent required to be disclosed by applicable law, including the securities laws or in connection with such filings, or the Nasdaq. The Purchaser acknowledges that XPAC and the Company shall file a copy of this Agreement with the SEC.
c.   The Purchaser acknowledges that each of the Company, XPAC, SuperBac, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties made by Purchaser contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company and XPAC if any of the acknowledgments, understandings, agreements, representations and warranties made by Purchaser set forth herein are no longer accurate. The Purchaser acknowledges and agrees that each purchase by the Purchaser of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Purchaser as of the time of the purchase.
d.   Each of the Company, XPAC, SuperBac and the Purchaser is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
e.   All the agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

f.   This Agreement may not be modified, waived or terminated except by an instrument in writing signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
g.   This Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, and SuperBac. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided, however, that notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that (i) SuperBac shall be a third party beneficiary hereof, (ii) each representation, warranty, covenant and agreement of the Company, XPAC and Purchaser hereunder is being made also for the benefit of SuperBac, and (iv) SuperBac may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of each of the Company and the Purchaser under this Agreement.
h.   Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
i.   If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.   This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.
k.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree that SuperBac shall be entitled to specifically enforce the Purchaser’s obligations to fund the Amount and the provisions of this Agreement of which SuperBac is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. In connection with any action for which SuperBac is entitled to an award of money damages, each of the parties hereto agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to SuperBac or its equity holders under the Business Combination Agreement and/or this Agreement, and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and this Agreement. In addition, the prevailing party in any action to enforce the provisions of this Agreement shall be entitled to fees and expenses incurred in connection therewith. The parties acknowledge and agree that this Section 11(k) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

l.   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
m.   Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, agrees that service of process upon such party in any such action shall be effective if given as may be permitted by applicable law, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 11(m).
n.   The Purchaser further acknowledges and agrees that none of (i) any Other Purchaser pursuant to any Other Subscription Agreement or any other agreement related to the private placement of the Shares (including such other investor’s respective affiliates or any control persons, officers, directors, partners, agents, employees or representatives of any of the foregoing) or (ii) any of the Company’s or XPAC’s respective affiliates’ control persons, officers, directors, partners, agents, employees or representatives, shall be liable to any Other Purchaser pursuant to this Agreement or any Other Subscription Agreement or any other agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, XPAC or any Non-Party Affiliate concerning the Company, XPAC, the HoldCo Business, any of their controlled affiliates, this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company or XPAC or any of the Company’s or XPAC’s controlled affiliates or any family member of the foregoing.
o.   [The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, nonpublic information that the Company or XPAC has provided to Purchaser at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s and XPAC’s knowledge, Purchaser shall not be in possession of any material, nonpublic information received from the Company or XPAC, and Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or XPAC or any of their respective affiliates with respect to the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, neither the Company nor XPAC shall, without the prior written consent of Purchaser, publicly disclose the name of Purchaser or any of its affiliates or advisors, or include the name of Purchaser or any of its affiliates or advisors (i) in any press release or marketing materials or (ii) in any filings with the SEC or any regulatory agency or trading market except (A) required by the federal securities law in connection with the Registration Statement, and (B), to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of the Nasdaq or by any other governmental authority, in which case XPAC and/or the Company shall provide Purchaser with prior written notice of such disclosure permitted under this subclause (B).]

p.   If Purchaser is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Purchaser or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Agreement is executed on behalf of the trustees of the Purchaser or any affiliate thereof as trustees and not individually and that the obligations of the Agreement are not binding on any of the trustees, officers or stockholders of the Purchaser or any affiliate thereof individually but are binding only upon the Purchaser or any affiliate thereof and its assets and property.
12.   [Non-Redemption and Other Agreements.
a.   The Purchaser represents and warrants to the Company and XPAC that at the date of signature of this Agreement and as of the Closing Date that it is the record and beneficial owner of (i) [•] Class A ordinary share of XPAC, par value $0.0001 per share (“Class A Ordinary Shares”) and (ii) [•] public warrants to acquire Class A Ordinary Shares (together with any other shares, capital stock or any other equity interests, as applicable, of XPAC that the Purchaser holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject XPAC Equity Securities”).
b.   The Purchaser hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of XPAC, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject XPAC Equity Securities (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for XPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any concerning any merger, consolidation, purchase of ownership interests or assets of or by XPAC, recapitalization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document (as defined in the Business Combination Agreement) and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving XPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (z) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) not being fulfilled.
c.   The Purchaser shall not redeem any Subject XPAC Equity Securities owned by it, or submit or surrender any of its Subject XPAC Equity Securities for redemption, in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement), including any amendments to the XPAC Articles of Association (as defined in the Business Combination Agreement).
d.   The Purchaser hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject XPAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Subject XPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject XPAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject XPAC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject XPAC Equity Securities even if such Subject XPAC Equity Securities would be disposed of by a Person other than the Purchaser or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.]
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of Purchaser:	State/Country of Formation or Domicile:
By: Name: Title:
Name in which Acquired Shares are to be registered (if different):
Purchaser’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Acquired Shares:
Aggregate Purchase Price: U.S: $	Price Per Share: U.S. $10.00
You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds, to be held in escrow until the Closing, to the account or accounts specified by the Company in the Closing Notice.

IN WITNESS WHEREOF, the Company and XPAC have accepted this Agreement as of the date set forth on the first page of this Agreement.
SUPERBAC PubCo Holdings Inc.
By:
Name:
Title:
XPAC Acquisition Corp.
By:
Name:
Title:

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF PURCHASER
A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

¨
We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.
¨ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
¨ We are not a natural person.

D.
NON-U.S. PERSON STATUS (Please check the box)

¨
Subscriber is a non-U.S. person located outside of the United States.

E.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
1.
¨ is:

2.
¨ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by Purchaser
and constitutes a part of this Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”
¨ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
¨ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
¨ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
¨ Any organization described in Section 501(c)(3) of the Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
¨ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
¨ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Annex I
Sponsor Support Agreement
April 25, 2022
XPAC Acquisition Corp.
55 West 46th Street, 30th Floor
New York, NY 10036
SuperBac Corp.
Rua Arizona, 491, 7th and 8th Floors
Brooklin
São Paulo, SP 04567-001
SuperBac Biotechnology Solutions S.A.
Rua Arizona, 491, 7th and 8th Floors
Brooklin
São Paulo, SP 04567-001
Re:   Sponsor Support Agreement
Ladies and Gentlemen:
Reference is made in this letter agreement (this “Sponsor Support Agreement”) to that certain Business Combination Agreement, dated as of the date hereof, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.
XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) is, as of the date hereof, the record and beneficial owner of (i) 5,400,283 XPAC Class B Ordinary Shares (including the PubCo Class A Ordinary Shares into which such shares will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Sponsor Founder Shares”) and (ii) 4,261,485 warrants to purchase one XPAC Class A Ordinary Share each (including the warrants to purchase PubCo Class A Ordinary Shares into which such warrants will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Private Placement Warrants”). Each of the independent directors of XPAC whose names appear on the signature pages of this Sponsor Support Agreement (such individuals, the “Insiders”, and together with the Sponsor, the “Sponsor Parties”) is, as of the date hereof, the sole record and beneficial owner of such number of XPAC Class B Ordinary Shares (including the PubCo Class A Ordinary Shares into which such shares will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Insider Shares” and, together with the Sponsor Founder Shares, the “Founder Shares”) and warrants to purchase one XPAC Class A Ordinary Share each (including the warrants to purchase PubCo Class A Ordinary Shares into which such warrants will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Insider Warrants” and, together with the Private Placement Warrants, the “Founder Warrants”), in each case, as set forth opposite each such Insider’s name on Schedule A hereto. On the date of this Sponsor Support Agreement, the other directors and officers are not the record or beneficial owner of any securities of XPAC.
In the event of any share dividend or distribution, or any change in the equity interests of XPAC or PubCo by reason of any share dividend or distribution, share sub-division, reverse stock-split, consolidation of shares, recapitalization, reorganization, combination, conversion, exchange of equity interests or the like, the terms “Sponsor Founder Shares”, “Founder Shares”, “Insider Shares”, “Private Placement Warrants”, “Insider Warrants” and “Founder Warrants” shall be deemed to refer to and include the Sponsor Founder Shares, Founder Shares, Insider Shares, Private Placement Warrants, Insider Warrants and Founder Warrants, as the case may be, as well as all such share dividends and distributions and any securities into which or for which any or all of the Sponsor Founder Shares, Founder Shares, Insider Shares, Private Placement Warrants, Insider Warrants and Founder Warrants, respectively, may be changed or exchanged or which are received in such transaction (including the PubCo Class A Ordinary Shares into which such shares are converted and the warrants to purchase PubCo Class A Ordinary Shares into which such warrants are converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement or any Transaction Document).
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor Parties, PubCo, SuperBac and XPAC agree as follows:
1.   Redemption and Voting.
(a)   Each Sponsor Party agrees that if XPAC seeks shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Documents, such Sponsor Party shall not redeem any Founder Shares owned by it, or submit or surrender any of its Founder Shares for redemption, in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document, including any amendments to the XPAC Articles of Association.
(b)   Prior to the earlier of (x) the date on which this Sponsor Support Agreement is terminated in accordance with its terms and (y) the Acquisition Closing (such period of time, the “Voting Period”), at each meeting of the holders of XPAC Ordinary Shares (the “XPAC Shareholders”), and in each written consent or resolutions of any of the XPAC Shareholders in which any Sponsor Party is entitled to vote or consent, each Sponsor Party hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares or other equity interests of XPAC over which such Sponsor Party has voting power (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for XPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any merger, consolidation, purchase of ownership interests or assets of or by XPAC, reorganization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving XPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document or (y) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document not being fulfilled.
(c)   Each Sponsor Party agrees not to deposit any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by SuperBac and XPAC in connection with the Business Combination Agreement, the other Transaction Documents or the transactions contemplated thereby.
(d)   Each Sponsor Party agrees, except as contemplated by the Business Combination Agreement or any Transaction Document, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of XPAC in connection with any vote or other action with respect to transactions contemplated by the Business Combination Agreement or any Transaction Document, other than to recommend that the XPAC Shareholders vote in favor of the adoption of the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).
(e)   Each Sponsor Party agrees that, during the Voting Period, subject to the exceptions set forth below, it shall not, without XPAC’s and SuperBac’s prior written consent, (i) make or attempt to make any Transfer of any Founder Shares or Founder Warrants; (ii) grant any proxies or powers of attorney with respect to any or all of the Founder Shares or Founder Warrants; or (iii) take any action with the intent to prevent, impede, interfere with or adversely affect such Sponsor Party’s ability to perform its obligations under this Section 1. Notwithstanding the foregoing restrictions on Transfer set forth in this Section 1(e), Transfers of Founder Shares or Founder Warrants shall be permitted (A) to XPAC’s directors or officers, any affiliates or family members of XPAC’s directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (B) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (F) by private sales or transfers made in connection with the consummation of the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; (G) in the event of XPAC’s liquidation prior to XPAC’s completion of transactions contemplated by the Business Combination Agreement; and (H) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; provided, however, that, in the case of clauses (A) through (F), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Sponsor Support Agreement.
(f)   The Sponsor Parties hereby agree to reasonably cooperate with SuperBac in enforcing the Transfer restrictions set forth in this Section 1.
(g)   During the Voting Period, each Sponsor Party agrees to provide to XPAC, SuperBac and their respective Representatives any information regarding such Sponsor Party or the Founder Shares that is reasonably requested by XPAC, SuperBac or their respective Representatives and required in order for the Company Parties, XPAC, PubCo, Merger Sub 1 or Merger Sub 2 to comply with Sections 8.1, 8.2, 8.3, 8.4, and 8.5 of the Business Combination Agreement. To the extent required by applicable Law, each Sponsor Party hereby authorizes each of PubCo, each Company Party and XPAC to publish and disclose in any announcement or disclosure required by the SEC, NASDAQ or the Proxy/Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), such Sponsor Party’s identity and ownership of Founder Shares and the nature of such Sponsor Party’s commitments and agreements under this Sponsor Support Agreement, the Business Combination Agreement and any other Transaction Documents; provided that such disclosure is made in compliance with the provisions of the Business Combination Agreement.
2.   Transfers of Founder Shares and Founder Warrants; Forfeiture of Sponsor Founder Shares.
(a)   The Sponsor agrees that it shall not Transfer any Sponsor Founder Shares until the earlier of (A) one year after the Acquisition Closing and (B) at any time subsequent to the Acquisition Closing (x) if the closing share price of the PubCo Ordinary Shares is greater than or equal to $12.00 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions affecting the PubCo Ordinary Shares after the Acquisition Closing Effective Time) for any 20 trading days within any consecutive 30 trading day period commencing at least 120 days after the Acquisition Closing, or (y) the date on which there is any transaction that results in PubCo’s shareholders having the right to exchange PubCo Ordinary Shares for cash, securities or other property.

(b)   Each Sponsor Party agrees that it shall not Transfer any Founder Warrants (or any PubCo Ordinary Shares underlying the Founder Warrants), until 30 days after the completion of the Acquisition Closing.
(c)   If any Transfer is made or attempted contrary to the provisions of this Sponsor Support Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and XPAC and PubCo, as applicable, shall refuse to recognize any such purported transferee of the Founder Shares or Founder Warrants, as the case may be, as one of its equity holders for any purpose.
(d)   Notwithstanding the provisions set forth in this Section 2, Transfers of any Founder Shares or Founder Warrants following the Acquisition Closing are permitted (i) to current or former officers or directors of XPAC, any affiliates or family members of XPAC’s current or former directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or transfers made in connection with the consummation of XPAC’s Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; (vii) in the event of XPAC’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; and (vix) in the event of the PubCo’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction following the consummation of the transactions contemplated by the Business Combination Agreement which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property after the Acquisition Closing; provided, however, that, in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the Transfer restrictions herein and the other restrictions contained in this Sponsor Support Agreement.
(e)   The Sponsor agrees that, in the event that, immediately prior to the Acquisition Closing, the Relevant Amount is less than the Pre-Transaction Trust Account Balance, the Sponsor shall surrender and forfeit (and the Sponsor shall take all actions necessary to effect such surrender and forfeiture), for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares pursuant to Section 2.2(e)(ii) of the Business Combination Agreement (rounded down to the nearest PubCo Class A Ordinary Share). For the avoidance of doubt, if the Relevant Amount exceeds the Pre-Transaction Trust Account Balance, there shall be no surrender and forfeiture pursuant to the provisions of this Section 2(e). For the avoidance of doubt, the provisions of this Section 2(e) are without prejudice to the requirement of the Sponsor to agree to an XPAC Expenses Excess Sponsor Forfeiture (if so elected by the Sponsor and notified by XPAC to the Company pursuant to Section 2.5(b)(iii) of the Business Combination Agreement).
(f)   The Sponsor acknowledges and agrees to the terms of Section 2.5(b)(iii) of the Business Combination Agreement. If the XPAC Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the XPAC Expenses Cap, then the Sponsor shall promptly reimburse PubCo for the Excess of XPAC Transaction Expenses by means of, at the Sponsor’s election, either an XPAC Expenses Excess Reimbursement, or an XPAC Expenses Excess Sponsor Forfeiture. The Sponsor hereby agrees that it shall notify XPAC of whether the Sponsor elects an XPAC Expenses Excess Reimbursement or an XPAC Expenses Excess Sponsor Forfeiture no later than two (2) Business Days prior to the Acquisition Closing Date. In the event that the Sponsor elects an XPAC Expenses Excess Sponsor Forfeiture, then immediately prior to the Acquisition Closing, the Sponsor agrees to the decrease in the number of PubCo Ordinary Shares (valued at $10.00 per share) otherwise issuable to the Sponsor pursuant to Section 2.2(e)(ii) of the Business Combination Agreement in an amount corresponding to the Excess of XPAC Transaction Expenses, as provided in the Business Combination Agreement. In the event that the Sponsor elects an XPAC Expenses Excess Reimbursement, then immediately prior to the Acquisition Closing, the Sponsor agrees to effect the wire transfer of immediately available funds in an amount equal to the Excess of XPAC Transaction Expenses (which amount, at the option of the Sponsor upon written notice to PubCo and the Company, may be set-off against any amount payable to or at the direction of the Sponsor pursuant to Section 2.5(b)(iii)(A) of the Business Combination Agreement), as provided in the Business Combination Agreement.
3.   Waiver of Anti-Dilution Rights.   Solely in connection with, and only for the purpose of, the proposed Transactions, and subject to and conditioned upon the Acquisition Closing, pursuant to Section 17.3 of the XPAC Articles of Association, each Sponsor Party, in its capacity as holder of Founder Shares, and subject to the last sentence of this Section 3, hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the XPAC Articles of Association), including those rights that would otherwise apply pursuant to Section 17.3 of the XPAC Articles of Association as a result of the issuance of PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document. For the avoidance of doubt, the foregoing waiver and agreement does not include the Sponsor Parties’ rights under Section 17.8 of the XPAC Articles of Association, which provides that in no event may any Founder Share convert into PubCo Ordinary Shares at a ratio that is less than one-for-one.
4.   Working Capital Warrants.   The Sponsor represents and warrants that, as of the date hereof, there are no working capital loans (which, for the avoidance of doubt, does not include the outstanding promissory note between the Sponsor and XPAC) outstanding between any of the Sponsor Parties and XPAC, and that no XPAC Warrants have been issued as a result of the conversion of any funds lent by the Sponsor Parties to XPAC. To the extent that the Sponsor or any its affiliates lends to XPAC any funds to finance XPAC (including to finance transaction costs or any working capital deficiencies), the Sponsor hereby agrees that its shall not convert, and shall cause its affiliates not to convert, any such loans into XPAC Warrants or other equity interests in, or convertible into, equity interests in XPAC. If any such conversion is made or attempted contrary to the provisions of this Section 4, such purported conversion shall be null and void ab initio, and such purported XPAC Warrants shall have no rights under the Warrant Agreement (whether as Working Capital Warrants (as defined in the Warrant Agreement) or otherwise).
5.   Mutual Releases.
(a)   The Sponsor Parties and each of their respective successors, assigns and executors (each, a “Sponsor Party Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each of the Company Parties, their respective Subsidiaries (if any) and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Party Releasee”), from (a) any and all obligations or duties the Company Parties or any of their respective Subsidiaries (if any) has prior to or as of the Acquisition Effective Time to such Sponsor Party Releasor, or (b) all claims, demands, liabilities, defenses, affirmative defenses, set-offs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Party Releasor has prior to or as of the Acquisition Effective Time, against any Sponsor Party Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Sponsor Party Releasee); provided, however, that nothing contained in this Section 6(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Sponsor Support Agreement, the Transaction Documents or the XPAC Articles of Association, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification, advancement of expense, exculpation or contribution, in any Sponsor Party Releasor’s capacity as an officer, director or employee of PubCo, (iii) arising under any then-existing insurance policy of PubCo or any of its Subsidiaries (if any), (iv) without prejudice to the provisions of the Transaction Documents, pursuant to a contract and/or PubCo policy, relating to reimbursements for reasonable and necessary business expenses incurred prior to the Acquisition Effective Time, or (v) for any claim for fraud.
(b)   Each of the Company Parties and their respective Subsidiaries (if any) and each of its and their successors, assigns and executors (each, a “Company Party Releasor”), effective as at the

Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Sponsor Parties, their respective affiliates and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Party Releasee”), from (a) any and all obligations or duties such Company Party Releasee has prior to or as of the Acquisition Effective Time to such Company Party Releasor, (b) all claims, demands, liabilities, defenses, affirmative defenses, set-offs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Party Releasor has, may have or might have or may assert now or in the future, against any Company Party Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Company Party Releasee); provided, however, that nothing contained in this Section 6(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Sponsor Support Agreement or the Transaction Documents, or (ii) for any claim for fraud.
6.   Certain Defined Terms.   As used herein, (a) “beneficial owner” has the meaning ascribed to it in the Exchange Act and the rules and regulations of the SEC promulgated thereunder; (b) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber, grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and (c) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.
7.   Entire Agreement.   This Sponsor Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed (i) prior to the Acquisition Closing, among XPAC and the Company Parties, and (ii) after the Acquisition Closing, between the Sponsor and PubCo, it being acknowledged and agreed that execution by the Company Parties or PubCo, as applicable, of such an instrument will not be required after any valid termination of the Business Combination Agreement.
8.   Successors and Assigns.   No party hereto may, except as set forth herein, assign either this Sponsor Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Support Agreement shall be binding on, and inure to the benefit of, the Sponsor Parties, XPAC, PubCo and SuperBac and their respective successors, heirs, personal representatives and assigns and Permitted Transferees.
9.   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable party at its principal place of business. Any notice to Sponsor Parties shall be sent to the address set forth on the signature page hereto.

10.   Termination.   This Sponsor Support Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Acquisition Closing. In the event of a valid termination of the Business Combination Agreement, this Sponsor Support Agreement shall be of no force and effect. No such termination or reversion shall relieve the Sponsor Parties, XPAC, PubCo or SuperBac from any obligation accruing, or liability resulting from an intentional breach of this Sponsor Support Agreement occurring prior to such termination or reversion.
11.   Representations and Warranties
(a)   The Sponsor represents and warrants to PubCo and SuperBac, on the date hereof, that no XPAC Securities are held, directly or indirectly, by any proprietary investment vehicles (i.e., holding investments in a “principal” or “own account” capacity) of the Sponsor or its affiliates (as defined in Rule 405 under the Securities Act) over which the Sponsor or its affiliates (as defined in Rule 405 under the Securities Act) have the ability to make investment decisions on behalf of the beneficial owners or investees in such vehicles.
(b)   Each of the parties hereto represents and warrants that (i) she, he or it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Support Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Sponsor Support Agreement and the performance of her, his or its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (iii) this Sponsor Support Agreement has been duly and validly executed and delivered by such party and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
12.   Further Assurances.   Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
13.   Miscellaneous.   Sections 1.3, 11.2, 11.7, 11.8, 11.9, 11.15, 11.16, and 11.17 of the Business Combination Agreement shall apply mutatis mutandis to this Sponsor Support Agreement.
14.   Termination of the Insider Letter.   Upon the Acquisition Closing, the provisions of this Sponsor Support Agreement shall supersede the provisions contained in the letter agreement dated July 29, 2021 entered into between the XPAC, the Sponsor and each of Chu Chiu Kong, Guilherme Teixeira, Fabio Kann, Marcos Peixoto, Ana Cabral-Gardner, Denis Pedreira and Camilo de Oliveira Tedde (the “Insider Letter”). The Insider Letter provides that the Insider Letter can be amended by a written instrument executed by each relevant Insider (as defined therein) and the Sponsor. Accordingly, pursuant to this Sponsor Support Agreement, upon the Acquisition Closing, the Insider Letter shall automatically and without any further action be terminated and shall thereafter have no further effect. Each of Chu Chiu Kong, Guilherme Teixeira, Fabio Kann and Marcos Peixoto are parties to this Sponsor Support Agreement solely for the purposes of this Section 14.
[Signature pages follow]

Sincerely,
XPAC SPONSOR LLC
By:
/s/ Chu Chiu Kong

Name: Chu Chiu Kong
Title:
Manager

ANA CABRAL-GARDNER, as Insider
By:
/s/ Ana Cabral-Gardner

Name: Ana Cabral-Gardner
Title:
Independent Director of XPAC Acquisition Corp.

CAMILO DE OLIVEIRA TEDDE, as Insider
By:
/s/ Camilo de Oliveira Tedde

Name: Camilo de Oliveira Tedde
Title:
Independent Director of XPAC Acquisition Corp.

DENIS PEDREIRA, as Insider
By:
/s/ Denis Pedreira

Name: Denis Pedreira
Title:
Independent Director of XPAC Acquisition Corp.

[Signature Page to the Sponsor Support Agreement]

CHU CHIU KONG
By:
/s/ Chu Chiu Kong

Name: Chu Chiu Kong
Title:
Chief Executive Officer and Chairman of XPAC Acquisition Corp.

GUILHERME TEIXEIRA
By:
/s/ Guilherme Teixeira

Name: Guilherme Teixeira
Title:
Chief Investment Officer of XPAC Acquisition Corp.

FABIO KANN
By:
/s/ Fabio Kann

Name: Fabio Kann
Title:
Chief Financial Officer of XPAC Acquisition Corp.

MARCOS PEIXOTO
By:
/s/ Marcos Peixoto

Name: Marcos Peixoto
Title:
Director of XPAC Acquisition Corp.

[Signature Page to the Sponsor Support Agreement]

Acknowledged and Agreed:
XPAC ACQUISITION CORP.
By:
/s/ Chu Chiu Kong

Name: Chu Chiu Kong
Title:
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Sponsor Support Agreement]

Acknowledged and Agreed:
SUPERBAC PUBCO HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name: Wilson Ernesto da Silva
Title:
Director

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.
By:
/s/ Luiz Augusto Chacon de Freitas Filho

Name: Luiz Augusto Chacon de Freitas Filho
Title:
Chief Executive Officer

[Signature Page to the Sponsor Letter Agreement]

SCHEDULE A
Name	Position	XPAC Securities held on the date hereof
Ana Cabral-Gardner	Independent Director	30,000 XPAC Class B Ordinary Shares
Denis Pedreira	Independent Director	30,000 XPAC Class B Ordinary Shares
Camilo Tedde	Independent Director	30,000 XPAC Class B Ordinary Shares

Annex J
FORM OF INVESTMENT AGREEMENT
THIS INVESTMENT AGREEMENT (this “Agreement”) is made and entered into as of April 26, 2022 (the “Effective Date”) by and among SuperBac Biotechnology Solutions S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (the “Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, acting directly or indirectly through one or more of its Shareholder Entities, if any, an “Equity Holder” and collectively, “Equity Holders”), and, as intervening parties, each of the undersigned parties listed on Schedule A hereto as the holder of Options (as defined below) (each such party, an “Optionee” and collectively, “Optionees”). Each of the Company, the XPAC, the Equity Holders and the Optionees will individually be referred to herein as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, each Equity Holder is the legal and beneficial owner of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests” and, such shares of common or preferred stock of the Company, except for the Company Class D Preferred Shares, the “Contributable Equity Interests”);
WHEREAS, prior to the execution of this Agreement, the Company, XPAC and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);
WHEREAS, each Optionee is the legal and beneficial owner of the outstanding options listed next to its name on Schedule A (the “Options”) under the Company ESOPs, collectively representing 100% (one hundred percent) of the Company’s issued and outstanding options or other share-based compensation instruments; and
WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holders and the Optionees, as the case may be, in connection with the transactions contemplated by the Business Combination Agreement, each Equity Holder and each Optionee, as applicable, severally (and not jointly and severally) agrees to enter into this Agreement and to be bound by any and all of the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, each Equity Holder and each Optionee agree as follows:
ARTICLE I
OBLIGATIONS
1.1.   Newco Formation.   As soon as directed by the Company and in any event prior to the Initial Merger Effective Time, each Equity Holder shall take, or cause to be taken, any and all actions necessary to form an exempted company incorporated with limited liability in the Cayman Islands (“Newco”).
1.2.   Newco Joinder.   Promptly after the formation of Newco pursuant to the immediately preceding Section 1.1 and in any event prior to the Initial Merger Effective Time, the Company shall take, or cause to be taken, any and all action necessary for Newco to become a party to the Business Combination Agreement by executing and delivering the Newco Joinder Agreement.
1.3.   Company Reorganization Conversions.   Immediately prior to the transactions set forth in Section 1.4 below, (i) each Company Warrant then outstanding shall automatically be converted into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, pursuant to and in accordance with the terms of the Company Reorganization, and (ii) each Company Class C Preferred Share then outstanding shall automatically be converted into one Company Ordinary Share, pursuant to and in accordance with the terms of the Company Reorganization. Schedule A hereto shall be deemed to be updated to reflect the foregoing conversions once they have been effected.
1.4.   Contributions.   In accordance with the terms and conditions of the Business Combination Agreement, each Equity Holder agrees to take all necessary measures in order to ultimately contribute all of such Equity Holder’s right, title and interest in and to the Contributable Equity Interests set forth next to its name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing Shareholders’ Agreement of Superbac Biotechnology Solutions S.A. dated as of November 16, 2016 by and among Bio-Gênesis Participações S.A., Luiz Augusto Chacon de Freitas Filho, Sommerville Investments B.V., Superbac Biotechnology Solutions S.A. (formerly Superbac Proteção Ambiental S.A.) and SB Participações S.A., and the existing Shareholders’ Agreement of SB Participações S.A., dated as of May 30, 2011, by and among Luiz Augusto Chacon de Freitas Filho, Campo Limpo Comércio e Representação Ltda. and SB Participações S.A (as amended and restated on October 10, 2016 (together, the “Shareholders’ Agreements”) and as disclosed on Schedule A, directly or indirectly, as well as bearing the cost, including any tax, to either (i) one or more layers of newly formed exempted companies limited by shares incorporated under the laws of the Cayman Islands or British Virgin Islands (some or all of which may, at the Company’s discretion, subsequently be required to be merged into Newco, in order to result in all of such Equity Holder’s right, title and interest in and to such Equity Holder’s Contributable Equity Interests being contributed, transferred or otherwise conveyed to Newco, as required by the Business Combination Agreement); or (ii) Newco directly; and, as a result of such contributions and/or mergers, each Equity Holder shall ultimately beneficially own, in the aggregate, the amount of Newco Class A Shares set forth next to each such Equity Holder’s name on Schedule B (with the Founder beneficially owning, in the aggregate, the amount of Newco Class B Shares set forth next to the Founder’s name on Schedule B) (“Newco Shares”), provided, further, that:
a)
each such contribution and/or merger shall take place in an orderly and chronological fashion, as determined by the Company at its sole discretion, and each step shall not be carried out by any Equity Holder unless, and until, the Company provides written permission for its implementation;

b)
each such contribution and/or merger shall be implemented and recorded, for all purposes, including from a Cayman Islands commercial law and accounting perspective, at the historical cost using the cost method of accounting, by reference to the value at which each relevant Equity Holder or Optionee originally acquired its Contributable Equity Interests; and

c)
each such contribution and/or merger shall be undertaken at each relevant Equity Holder’s own risk and account, and the Company shall bear no responsibility for any liabilities, whether in taxes or otherwise, arising therefrom.

1.5.   Registers of Members and Other Provisions.
a)
At completion of the transactions set forth in Section 1.4 above, each Equity Holder and Optionee shall deliver to the Company a copy of the register of members as well as any corporate documentation of any entities used in the contribution to and/or merger into Newco process, which shall contain a proper registration of all steps required by the Company to be taken and ultimately contain evidence of such Equity Holder and/or Optionee beneficially owning, in the aggregate, the Newco Shares.

b)
Each Equity Holder and Optionee also hereby agrees to execute and deliver all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by the Company or XPAC, or as required by applicable Law, in connection with, or otherwise in furtherance of, the transactions contemplated in this Agreement, including, but not limited to (i) the execution of the instrument of transfer of each Equity Holder’s right, title and interest to Newco at the Company’s share transfer book (Livro de Transferência de Ações Nominativas) (the “Company’s Share Transfer Book”); and (ii) the performance of the applicable foreign exchange transactions required in connection with the transactions set forth in Section 1.4 above and payment of any applicable taxes due. Without limiting the foregoing, at completion of the transactions contemplated in this Agreement in accordance with the terms hereof and the terms of the Business Combination Agreement, the Company shall deliver to Newco, with a copy to XPAC, a copy of the Company’s share registry book (Livro de Registro de Ações Nominativas) showing Newco as the registered holder of the Contributable Equity Interests, including without limitation (i) the annotation of the transfer of each Equity Holder’s or Optionee’s direct or indirect right, title and interest in and to the Contributable Equity Interests in the Company’s share registry book (Livro de Registro de Ações Nominativas), and in the Company’s Share Transfer Book; and (ii) the report of the Company’s registries at the Brazilian Central Bank registration for foreign investments (RDE-IED), updated upon the completion of the transactions set forth in Section 1.4 above to reflect the change of Equity Holder.
c)
Upon the consummation of the transactions contemplated in this Section 1.4 above, each Equity Holder or Optionee shall cease to have any rights with respect to the Contributable Equity Interests, except the direct or indirect right, as applicable, to receive, hold and have title to the Newco Shares as provided herein. All Newco Shares to be issued as a result of the contribution of the Contributable Equity Interests shall be free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind and shall be deemed to have been issued in full satisfaction of all rights pertaining to the Contributable Equity Interests.

d)
For the avoidance of doubt, in the event of any equity dividend or distribution, or any change in the equity interests of the Company or Newco by reason of any equity dividend or distribution, equity split, reverse stock-split, consolidation of shares, recapitalization, combination, conversion, exchange of equity interests or the like (including the transactions contemplated in Section 1.4 above), the terms “Equity Interests” and “Contributable Equity Interests” shall be deemed to refer to and include the Equity Interests and Contributable Equity Interest as well as all such equity dividends and distributions and any securities into which or for which any or all of the Equity Interests and Contributable Equity Interests may be changed or exchanged or which are received in such transaction (including the Newco Shares received as result of the consummation of the transactions contemplated in Section 1.4 above).

1.6.   Company Reorganization Transactions.
a)
On the Acquisition Effective Time, each Equity Holder who is a holder of Company Class D Preferred Shares issued in connection with the Company Reorganization and outstanding immediately prior to the Acquisition Effective Time shall forfeit such Company Class D Preferred Share, which shall automatically be redeemed by the Company in exchange for the right to receive BRL 97,350.45 per Company Class D Preferred Share, as adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made to each such Equity Holder who is a holder of Company Class D Preferred Shares by, or on behalf of, the Company upon the Acquisition Effective Time pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

b)
On the Acquisition Effective Time, the Company shall grant to the Founder the premium provided in the offset agreement executed on December 22, 2021, by and among Luiz Augusto Chacon de Freitas Filho, the Company and certain other Company shareholders, through the forgiveness of the debt arising from the loan agreement (contrato de mútuo) executed by and between the Company and Luiz Augusto Chacon de Freitas Filho on April 28, 2018, in the amount of BRL 5,300,000.00, which will be adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

c)
On the Acquisition Effective Time, the Company shall grant to the Founder the premium provided in the offset agreement executed on December 22, 2021, by and among Luiz Augusto Chacon de Freitas, the Company and certain other Company shareholders, through the payment of BRL 2,452,205.26, which will be adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

d)
Upon the completion of the transactions described in this Section 1.6, each in the manner contemplated by the instruments governing the Company Reorganization, the Equity Holders hereby agree, on behalf of themselves and their respective Shareholder Entities, that the Company’s obligations under the instruments governing the Company Reorganization shall be deemed to have been fully satisfied and discharged in full, and such Equity Holders and their respective Shareholder Entities shall waive and release the Company and any of its officers, directors and affiliates to the fullest extent permitted by law, as of the Acquisition Effective Time, from any and all rights, claims, counterclaims, causes of action, obligations, damages, liabilities, and demands of any kind which it now has or may have in connection with or arising out of the Company Reorganization.

1.7.   Proxy.
a)
Without limiting any other rights or remedies of the Company, for all purposes of this Agreement, each Equity Holder and each Optionee hereby appoints the Company, and any of its designees, and each of them individually, as its proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to consummate any transactions contemplated by this Agreement (to the extent permitted by applicable laws), including the applicable foreign exchange transactions required for the transactions set forth in Section 1.4 above and to vote or act by written consent during the term of this Agreement with respect to the matters set forth herein in the name and in the stead of such Equity Holder or Optionee, including to attend on behalf of such Equity Holder any meeting of the Equity Holders with respect to this Agreement, to include the Equity Interests in any computation for purposes of establishing a quorum at any such meeting of the Equity Holders, to vote (or cause to be voted, as applicable) the Equity Interests or consent or approve (or withhold consent or approval, as applicable) with respect to any of the Corporate Approvals in connection with any meeting of the Equity Holders, any action by written consent or any other approval by the Equity Holders or Optionees. For this purpose, each Equity Holder and Optionee hereby also grants to the Company a power of attorney in the form of Schedule C. This proxy and power of attorney is given to secure the performance of the duties of the Equity Holders and Optionees under this Agreement. Each Equity Holder and Optionee shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

b)
This proxy and power of attorney is hereby granted by such Equity Holder or Optionee pursuant to the terms of articles 653 and 685 of the Brazilian Civil Code (Law no. 10,406/2002) and shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by such Equity Holder or Optionee with respect to the Equity Interests or otherwise. The power of attorney granted by such Equity Holder or Optionee herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Equity Holder or Optionee. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c)
The Company agrees, pursuant to the powers of attorney granted to the Company pursuant to this Agreement, in connection with and to facilitate the consummation of the transactions set forth in Section 1.4 above, to the extent necessary or advisable, to make, execute, acknowledge and deliver all such other agreements, documents and instruments necessary or advisable to consummate the transactions set forth in Section 1.4 above and, in general, to do any and all things and to take any and all actions necessary or advisable in connection with or to carry out the transactions set forth in Section 1.4 above on behalf of the Equity Holders, in each case subject to the terms and conditions of the Business Combination Agreement.

d)
Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.7 shall apply to the Temasek Parties or the Feffer Parties in their respective capacity as Equity Holders, and that no such proxy and power of attorney shall be granted hereunder by any of the Temasek Parties or the Feffer Parties in favor of the Company.

1.8.   Further Assurances.   During the term of this Agreement, each Equity Holder and Optionee agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any Equity Holder’s and/or the Company’s ability to perform its obligations under this Agreement, except as expressly contemplated by this Agreement. Each Equity Holder and each Optionee hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.
1.9.   Termination of Shareholders’ Agreements.   Despite the completion of the transactions set forth in Section 1.4 above, the Company and the Equity Holders acknowledge and agree, severally and not jointly, that the Shareholders’ Agreements shall remain in full force and effect, and the obligations thereunder shall apply mutatis mutandis, until the Acquisition Closing is consummated, at which point in time the Shareholders’ Agreements shall be terminated in accordance with its terms upon execution by the parties thereto of a termination agreement (in the case of the Shareholders’ Agreement of Superbac Biotechnology Solutions S.A., to be substantially in the form attached hereto as Schedule E). Upon termination of the Shareholders Agreements, the Company shall register the termination of the Shareholders Agreement of Superbac Biotechnology Solutions S.A. in the Company’s share registry book (Livro de Registro de Ações Nominativas).
1.10.   Transfers of Equity Interests Prior to Acquisition Closing.   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of the Company (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Acquisition Closing or the termination of the Business Combination Agreement in accordance with its terms, each Equity Holder agrees not to Transfer any of the Equity Interests or Newco Shares. Notwithstanding the foregoing or anything to the contrary herein:
a)
the foregoing restrictions shall not prohibit a Transfer (i) to the Equity Holder’s directors or officers, any affiliates or family members of the Equity Holder’s directors or officers, any direct or indirect members or shareholders of the Equity Holder or any affiliates of the Equity Holder; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or Transfers made in connection with the Acquisition Closing at prices no greater than the price at which the securities were originally purchased; (vii) in the event of the Equity Holder’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Equity Holder’s jurisdiction of incorporation or formation or the Equity Holder’s Organizational Documents, upon dissolution of the Equity Holder; (ix) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Equity Holder or its affiliates or who shares a common investment advisor with the Equity Holder; and (x) to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (a); provided, however, that (A) in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by the transfer restrictions in this Section 1.10, and (B) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests or Newco Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder); and

b)
the Founder and the Feffer Parties shall be allowed to carry out a shareholder reorganization in respect of the shareholding vehicles through which they beneficially own their respective Equity Interests (the “Shareholder Reorganization”), which may be carried out in a single transaction or in a series of transactions, and the restrictions set forth in this Section 11.12 shall not prohibit

Transfers by and among the Founder, the Feffer Parties and any shareholding vehicles respectively owned by them in connection therewith; provided, that (x) each of the Founder and the Feffer Parties hereby agree, severally but not jointly, to indemnify and reimburse the Company for any and all liabilities, losses, damages, costs and expenses incurred by the Company in relation to any Taxes in respect of, arising out of, or in connection with, the transactions carried out by or on behalf of the Founder or the Feffer Parties, as the case may be, in connection with the Shareholder Reorganization, (y) such Shareholder Reorganization shall be coordinated by the Company and shall not take place unless, and until, the Company provides written permission for its implementation, and (z) the beneficial ownership of Equity Interests by the Founder and the Feffer Parties, respectively, shall remain unchanged as a result of the Shareholder Reorganization.
c)
Schedule A hereto shall be deemed to be updated to reflect any Transfer permitted under this Agreement.

1.11.   Release.   Upon the consummation of the transactions set forth in Section 1.4 above and receipt of the Newco Shares, each Equity Holder and Optionee on behalf of himself, herself or itself, his, her or its affiliates and each of their respective assigns, heirs beneficiaries, creditors, representatives and agents hereby irrevocably and irreversibly waives, releases and discharges the Company and their respective present and former affiliates and present and former and direct or indirect partners, members and equity holders, directors, managers, officers, employees, principals, trustees, representatives, agents, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers and attorneys (collectively, the “Released Entities”) for any and all purposes, from any and all actions, claims, liabilities, losses, orders and causes of action (“Actions”) of every kind and nature whatsoever and obligations owed to me by the Company of any kind or nature whatsoever, whether arising under any contract or otherwise, whether or not currently known, and whether fixed or contingent, in each case solely to the extent that it arises out of or is related to the Equity Interest or Options held by each Equity Holder or Optionee now or in the future, including without limitation, the treatment of such Equity Interests or Options contemplated pursuant to the Business Combination Agreement; provided, that such release shall not release the Released Entities for (i) any liabilities or Actions that such Equity Holder has pursuant to its right to receive its portion of the Acquisition Merger Consideration determined in accordance with, and subject to, the terms of, and the steps set forth in, the Business Combination Agreement, (ii) any Actions arising out of or related to the Released Entities’ respective governing documents to provide indemnification, reimbursement or advancement of expenses to such Equity Holder in respect of actions taken or omitted in such Equity Holder’s capacity as an officer and/or director of such Released Entity prior to the Closing, or (iii) any Actions arising out of or related to the Released Entities’ contracts with or obligations to any Equity Holder in respect of compensation arrangements as an officer and/or director of such Released Entity prior to the Closing.
1.12.   Optionees’ Undertaking.
a)
In the event that, prior to carrying out any of the transactions set forth in Section 1.4 above, any Optionee exercises any of his or her Options under the Company ESOPs in accordance with the terms of such Options, such Optionee will automatically become an Equity Holder under the terms of this Agreement and will be treated as an Equity Holder for all purposes of this Agreement, assuming any and all rights and obligations herein set forth and Schedule A hereto shall be deemed to be updated to include the equity interests underlying each such exercised Option.

b)
By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees that, pursuant to Section 2.4 of the Business Combination Agreement:

i.
if Optionee holds any Options under the April 2021 Company ESOP or the September 2021 Company ESOP, immediately prior to the Acquisition Effective Time, such Options shall on the Acquisition Effective Time be automatically deemed vested (to the extent they are unvested) and exercised in full (without any action on part of the Optionee), subject to the terms, and in accordance with the provisions, set forth in the Business Combination Agreement. For that purpose, Optionee hereby expressly agrees to an automatic vesting and “net exercise” of his or her Options under the terms of Section 2.4 of the Business Combination Agreement, pursuant to which the Company will withhold a number of Company Shares sufficient to satisfy the exercise price applicable to such Options; and

ii.
such Optionee agrees that, during the period commencing on the Acquisition Effective Time and ending on the third anniversary of the Acquisition Effective Time, if a Forfeiture Event occurs with respect to any Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vesting Holder, automatically forfeit all of their Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, a Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.

c)
By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees to the provisions of the Business Combination Agreement, including, but not limited to, Section 2.4 thereunder. Optionee hereby agrees to (i) vote (or cause to be voted, as applicable) in favor of any amendments to the Company ESOPs as may be necessary to effect the intent of this Section 1.12 and Section 2.4 of the Business Combination Agreement, (ii) consent to, approve and take or cause to be taken such other actions and execute or cause to be executed such other instruments as may be necessary to effectuate the intent of this Section 1.12 and Section 2.4 of the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, any exchange of equity interests (permuta de ações), the automatic vesting of Options and the “net exercise” of Options.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDER
2.1.   Each Equity Holder (including for purposes of this Article II, each Optionee) hereby represents and warrants to the Company and XPAC, as of the date hereof, that:
a)
Title.   Each Equity Holder and Optionee holds good, valid and marketable title to the Equity Interests and Options set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing Shareholders’ Agreements and as disclosed on Schedule A.

b)
Authorization.   Each Equity Holder and Optionee has full power and authority (including any spouse consent) to enter into this Agreement and perform the transactions contemplated hereby, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

c)
No Conflict.   Neither the execution and delivery of this Agreement by the Equity Holder or the Optionee nor the performance of the Equity Holder’s or the Optionee’s obligations hereunder (i) violates any provision of any Laws applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Organizational Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests.

d)
No Consents.   No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other governmental authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder, the Optionee or any spouse consent), is required by or with respect to the delivery of this Agreement and the consummation of the transactions contemplated hereby.

e)
Ownership.

i.
The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Equity Holder’s interest in the Company, and the Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to carry out the transactions set forth in Section 1.4 above is a material inducement to Newco’s willingness to issue to the Equity Holder, or to the respective wholly owned subsidiary if applicable, the Newco Shares. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to the Equity Holder’s name on Schedule A (an “Undisclosed Interest”), the Equity Holder hereby agrees to contribute, assign, transfer, convey and deliver to Newco all of the Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests, except for the Transaction Documents to which such Equity Holder is a party, the Shareholders’ Agreements and as disclosed on Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement and the Transaction Documents to which such Equity Holder is a party, the Shareholders’ Agreements and as disclosed on Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests; and

ii.
The Optionee is the beneficial and record owner of the Options set forth next to the Optionee’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Optionee’s interest in the Company and no less than 95% of all Company Shares outstanding as of the date hereof on a Fully Diluted Basis, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. By executing this Agreement, each Optionee further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests or Options, except for the Transaction Documents to which such Optionee is a party.

f)
There is no Action pending or, to the Equity Holder’s knowledge, threatened in writing against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

g)
There is no Governmental Order or Action issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder or Optionee to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

h)
Any entities used by an Equity Holder in connection with the transactions set forth in Section 1.4 above:

i.
will be duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation or formation and have all requisite corporate power and authority to carry on their respective business as proposed to be conducted; and

ii.
will have full power and authority to carry out the transactions contemplated by this Agreement to be carried out by such Equity Holder’s entities.

iii.
will have been formed solely for the purpose of effecting the transactions set forth in Section 1.4 above and will not have engaged in any business activities or conducted any operations other than in connection with the transactions set forth in Section 1.4 above and will have no assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation or as expressly contemplated by this Agreement and the transactions contemplated hereby, and will never have conducted any business or operations except as expressly contemplated by this Agreement and the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1.   The Company hereby represents and warrants to each Equity Holder and XPAC, as of the date hereof, that:
a)
Organization.   The Company is a closely held company, duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b)
Authorization.   The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c)
No Conflict.   Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder violates any provision of law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.

ARTICLE IV
MISCELLANEOUS
4.1.   Notices.   All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses indicated in Schedule D, which may be amended at any time by each party upon written notice to the other parties.

4.2.   Certain Defined Terms.   As used herein, (a) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) or (b)(ii); (b) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; (c) “affiliate” means, with respect to any individual or legal entity, a legal entity that Control, is Controlled by, or is under the same Control of that individual or legal entity; (d) “Control” shall have the meaning defined in the Brazilian Corporations Law (Law No. 6,404/76); (e) “Feffer Parties” means, collectively, Fourbac Participações S/A and its shareholders Campo Limpo Comércio e Representações Ltda, Sollar Comércio e Participações Ltda., Ultrassom Serviços de Áudio Ltda., Oxumaré Comércio e Participações Ltda. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement; (f) “Temasek Parties” means, collectively, Sommerville Investments B.V., Orjen Investments Pte. Ltd. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement; and (g) “Founder” means, collectively, Luiz Augusto Chacon de Freitas Filho, any Equity Holder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities, and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement.
4.3.   Assignment.   No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Parties.
4.4.   Binding Nature.   This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.
4.5.   Enforcement Instrument and Specific Performance.   All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The aggrieved party is entitled to resort to any action or judicial or extrajudicial proceeding to have this Agreement observed and all obligations assumed herein fulfilled, and any party may file suit against the defaulting party, seeking (i) specific performance of obligations; and/or (ii) indemnification for losses. This Agreement constitutes an extrajudicial enforcement instrument, pursuant to article 784, III, of the Brazilian Code of Civil Procedure.
4.6.   Digital Signatures.   The Parties represent and agree that this Agreement may be signed using DocuSign® provided by DocuSign, Inc. (“Digital Signature System”). The parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits, and of the Digital Signature System, even if without the digital certificate issued by the Brazilian Public Keys Infrastructure (Infraestrutura de Chaves Públicas Brasileira — ICP-Brazil). Regardless of any delay by any of the parties to provide their digital signatures in this document, the parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this document.
4.7.   Termination.   This Agreement shall automatically terminate upon the earliest to occur of (a) the Acquisition Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a termination of the Business Combination Agreement in accordance with its terms, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder or any Optionee from any obligation accruing, or liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion
4.8.   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
ARTICLE V
GOVERNING LAW AND JURISDICTION
5.1.   Governing Law.   This Agreement, the rights and obligations of the parties hereunder shall be governed by, enforced and interpreted, in accordance with the laws of the Federative Republic of Brazil.

5.2.   Disputes.   The Parties and their successors shall employ their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.
5.3.   Jurisdiction.   Without prejudice to Section 11.8 of the Business Combination Agreement, which remains valid and in force, any and all dispute arising out of or in connection with this Agreement, including without limitation, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the parties and/or the Company, as applicable, shall be finally settled by arbitration, administered by the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CAM-CCBC”), in accordance with its arbitration rules (“Arbitration Rules”) and Law No. 9,307/96. The arbitral tribunal shall consist of three arbitrators, of whom one shall be appointed by the claimant, one by the respondent, and the third, who shall serve as president of the arbitral tribunal, shall be chosen by the two party-appointed arbitrators. In the event the parties to the arbitration fail to appoint an arbitrator or the party-appointed arbitrators are unable to appoint the third arbitrator, the remaining appointments shall be made by the president of CAM-CCBC, in accordance with the Arbitration Rules. The seat of arbitration shall be the city of São Paulo, State of São Paulo, Brazil. The language of the arbitration shall be Portuguese. The arbitral award shall be rendered in Portuguese. The arbitral award shall be final and binding upon the parties to the arbitration and their successors at any title. The parties waive any right to appeal, to the extent that a right to appeal may lawfully be waived. Before the constitution of the arbitral tribunal, the parties may request provisional and/or urgent measures to the courts of the city of São Paulo, State of São Paulo, Brazil. After the constitution of the arbitral tribunal, all provisional and/or urgent measures shall be requested directly to the arbitral tribunal, and the arbitral tribunal may uphold, modify and/or revoke the order granted by the courts of the city of São Paulo, State of São Paulo, Brazil. As to other judicial measures available under Law No. 9,307/96, the parties hereby agree to elect the exclusive jurisdiction of the courts of the city of São Paulo, State of São Paulo, Brazil. Requesting any judicial measure available under Law No. 9,307/96 shall not be construed as a waiver of the rights under this arbitration clause or a waiver of arbitration as the sole dispute resolution mechanism agreed between the parties hereto. The parties hereto agree that the arbitral proceedings shall be confidential.
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IN WITNESS WHEREOF, the Parties have executed and delivered this Investment Agreement as of the date first above written.
SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.
By:

Name: Luiz Augusto Chacon de Freitas Filho
Title:   Chief Executive Officer
[Signature Page to Investment Agreement]

XPAC ACQUISITION CORP.
By:

Name: Chu Chiu Kong
Title:
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Investment Agreement]

EQUITY HOLDER:
BIO-GÊNESIS PARTICIPAÇÕES S.A.
By:

Name: Luiz Augusto Chacon de Freitas Filho
Title:   Officer
[Signature Page to Investment Agreement]

EQUITY HOLDER:
SOMMERVILLE INVESTMENTS B.V.
By:

Name: Bruno de Luca Zanatta
[Signature Page to Investment Agreement]

EQUITY HOLDER:
ORJEN INVESTMENTS PTE. LTD.
By:

Name: Bruno de Luca Zanatta
[Signature Page to Investment Agreement]

EQUITY HOLDER:
SB PARTICIPAÇÕES S.A.
By:

Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer
[Signature Page to Investment Agreement]

EQUITY HOLDER:
FOURBAC PARTICIPAÇÕES S.A.
By:

Name: Marcel Paes de Almeida Piccinno
Title:   Officer
By:

Name: Maria Cecília Castro Neves Ipiña
Title:   Legal
[Signature Page to Investment Agreement]

EQUITY HOLDER:

Daniel Citron
[Signature Page to Investment Agreement]

EQUITY HOLDER:

André Jafferian Neto
[Signature Page to Investment Agreement]

EQUITY HOLDER:
AJNETO PARTICIPAÇÕES LTDA.
By:

Name: André Jafferian Neto
Title:   Board Member
[Signature Page to Investment Agreement]

EQUITY HOLDER:

Luiz Augusto Chacon de Freitas Filho
[Signature Page to Investment Agreement]

EQUITY HOLDER:
MORUNGABA PARTICIPAÇÕES LTDA.
By:

Name: Renato Ochman
Title:   Director
[Signature Page to Investment Agreement]

OPTIONEE:

Mozart Soares Fogaça Junior
[Signature Page to Investment Agreement]

OPTIONEE:

Giuliano Pauli
[Signature Page to Investment Agreement]

OPTIONEE:

Wilson Ernesto da Silva
[Signature Page to Investment Agreement]

EQUITY HOLDER:
GIC PATRIMONIAL LTDA.
By:

Name: Luiz Augusto de Chacon Freitas
Title:   Presidente
[Signature Page to Investment Agreement]

Schedule A
Equity Interests and Options
[Schedule A has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule A to the SEC upon its request.]

Schedule B
Newco Shares
[Schedule B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule B to the SEC upon its request.]

Schedule C
Power of Attorney
[Schedule C has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule C to the SEC upon its request.]

Schedule D
Parties’ Information
[Schedule D has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule D to the SEC upon its request.]

Schedule E
Instrument of Termination — Shareholders Agreement of Superbac Biotechnology Solutions S.A.
[Schedule E has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule E to the SEC upon its request.]

Annex K
FORM OF JOINDER AGREEMENT
This Joinder Agreement (this “Agreement”) is made as of [•], by [•] (“Joining Equity Holder”), pursuant to, and in accordance with, the Investment Agreement dated as of April 26, 2022 (“Investment Agreement”), by and among SuperBac Biotechnology Solutions S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (the “Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the parties listed on Schedule A to the Investment Agreement as the holder of Equity Interests (as defined in the Investment Agreement), and as intervening parties, each of the parties listed on Schedule A to the Investment Agreement as the holder of Options (as defined in the Investment Agreement). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Investment Agreement.
RECITALS
WHEREAS, prior to the execution of the Investment Agreement, XPAC, the Company and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);
WHEREAS, on the business day following the execution and delivery of the Business Combination Agreement, the Parties entered into the Investment Agreement pursuant to which, among other things, the Parties agreed to, directly or indirectly, contribute their Contributable Equity Interests shares into Newco in exchange for newly issued Newco Shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a direct subsidiary of Newco in which Newco owns at least ninety-five percent (95%) of the Company Shares then outstanding (on a fully diluted basis); and
WHEREAS, the Joining Equity Holder wishes to become a party to, to be bound by, and to comply with the Investment Agreement as an Equity Holder thereunder in the same manner as if the Joining Equity Holder were an original signatory to the Investment Agreement.
NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:
1.
Agreements of the Joining Equity Holder.

The Joining Equity Holder hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Investment Agreement applicable to an Equity Holder thereunder in the same manner as if the Joining Equity Holder were an original signatory to the Investment Agreement. Accordingly, (i) any reference in the Investment Agreement to a covenant, agreement or obligation of an Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Joining Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation), (ii) any resulting reference in the Investment Agreement to such Joining Equity Holder’s Equity Interests shall constitute a reference to the shares of common or preferred stock of the Company listed next to the Joining Equity Holder’s name on Schedule A hereto, and (iii) any resulting reference in the Investment Agreement to such Joining Equity Holder’s Newco Shares shall constitute a reference to the Newco Class A Shares set forth next to the Joining Equity Holder’s name on Schedule B hereto.
2.
Representations and Warranties.

The Joining Equity Holder hereby makes the representations and warranties set forth in Article II to the Investment Agreement to the Company and XPAC, as of the date hereof.
3.
Termination.

This Agreement shall automatically terminate, without any action on the part of any Party, upon termination of the Investment Agreement in accordance with the terms of the Investment Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 4.7 of the Investment Agreement.

4.
Notices to Joining Equity Holder.

All general notices, demands or other communications required or permitted to be given or made to the Joining Equity Holder hereunder or under the Investment Agreement shall comply with the terms of Section 4.1 of the Investment Agreement and be addressed and sent to the numbers, e-mails and addresses indicated in the Joining Equity Holder’s signature page hereto.
5.
Miscellaneous.

The parties hereto hereby agree to incorporate by reference Article IV of the Investment Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.
SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.
By:

Name: [•]
Title:  [•]
[Signature Pages to Joinder to Investment Agreement]

XPAC ACQUISITION CORP.
By:

Name: [•]
Title:  [•]
[Signature Pages to Joinder to Investment Agreement]

JOINING EQUITY HOLDER:

[•]
Address for notices:
[•]
[Signature Pages to Joinder to Investment Agreement]

Schedule A
Equity Interests and Options
Individual	Ordinary Shares	Class A Preferred Shares	Class B Preferred Shares	Class C Preferred Shares (each mandatorily convertible into Ordinary Shares on a one-for-one basis upon a conversion event)	Class D Preferred Shares (each mandatorily redeemable upon a conversion event for BRL 97,350.45 in Cash)	Number of Company Shares issuable upon exercise of Company Warrants	September 2021 ESOP		April 2021 ESOP
							Vested Options (Convertible into Class B Shares)	Unvested Options (Convertible into Class B Preferred Shares)	Vested Options (Convertible into Class A Preferred Shares)	Unvested Options (Convertible into Class A Preferred Shares)
[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

Schedule B
Newco Shares
Beneficial Owner	Newco Class A Shares	Newco Class B Shares
[•]	[•]	—

Annex L
FORM OF
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among SuperBac Corp. (formerly named SUPERBAC PubCo Holdings Inc.) , an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), [•] (the “Existing SuperBac Shareholders”) and each of the other undersigned parties hereto (each of the Sponsor, the Existing SuperBac Shareholders, the other undersigned parties hereto and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, a “Holder” and collectively the “Holders”).
RECITALS
WHEREAS, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), the Sponsor and certain other parties are party to that certain Registration Rights Agreement, dated as of July 29, 2021 (the “Original RRA”);
WHEREAS, the Company, XPAC, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“SuperBac”) entered into that certain Business Combination Agreement, dated as of April 25, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the parties to the Business Combination Agreement are consummating the business combination involving SuperBac contemplated thereunder (the “Business Combination”);
WHEREAS, XPAC has been succeeded by Merger Sub 1 pursuant to the transactions contemplated by the Business Combination Agreement;
WHEREAS, as a result of the transactions undertaken pursuant to the Business Combination Agreement, the Company has, on the date hereof, [•] Class A ordinary shares, par value $[•] per share (“Class A Ordinary Shares”), and [•] Class B ordinary shares, par value $[•] per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, “Ordinary Shares”), issued and outstanding;
WHEREAS, in connection with the execution of the Business Combination Agreement, the Holders have entered into that certain Lock-up Agreement, dated as of April 25, 2022 (the “Lock-Up Agreement”) (or subsequently executed a joinder thereto pursuant to the terms thereof), pursuant to which, among other things, such Holders have agreed not to transfer the Ordinary Shares held by such Holders for a certain period of time after the Acquisition Closing
WHEREAS, in connection with the execution of the Business Combination Agreement, the Sponsor has entered into that certain Sponsor Support Agreement, dated as of April 25, 2022, by and among the Company, XPAC, SuperBac and the Sponsor (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed not to transfer the Ordinary Shares held by the Sponsor for a certain period of time after the Acquisition Closing;
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the holders of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a holder of at least a majority-in-interest of the Registrable Securities as of the date hereof;
WHEREAS, the Company, the Sponsor and the other parties hereto desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original RRA is hereby amended and restated in its entirety, as of and contingent upon the Acquisition Closing, as follows:
ARTICLE I
DEFINITIONS
1.1    Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Ordinary Shares” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer, chief financial officer, the president or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.
“Affiliate” in respect of a person or entity, means any other person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity, which shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity;
“Agreement” shall have the meaning given in the Preamble hereto.
“Acquisition Closing” shall have the meaning given in the Business Combination Agreement.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board” shall mean the board of directors of the Company.
“Business Combination” shall have the meaning given in the Recitals hereto.
“Business Combination Agreement” shall have the meaning given in the Recitals hereto.
“Business Day” shall have the meaning given in the Business Combination Agreement.
“Class A Ordinary Shares” shall have the meaning given in the Recitals hereto.
“Class B Ordinary Shares” shall have the meaning given in the Recitals hereto.
“Commission” shall mean the United States Securities and Exchange Commission.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Demanding Holder” shall have the meaning given in subsection 2.1.4.
“EDGAR” shall have the meaning given in Section 3.1.3.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing SuperBac Shareholders” shall have the meaning given in the Preamble hereto.
“Form F-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form F-3 Shelf” shall have the meaning given in Section 2.1.1.
“Founder” means each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Company Shareholder (as defined in the Business Combination Agreement) beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities (as defined in the Business Combination Agreement), and (c) any Permitted Transferee (as defined in the PubCo Articles of Association);
“Holders” shall have the meaning given in the Preamble, for so long as such person or entity holds any Registrable Securities.
“Joinder” shall have the meaning given in Section 5.10.
“Lock-up Agreement” shall have the meaning given in the Recitals hereto.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Ordinary Shares” shall have the meaning given in the Recitals hereto.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transferees” shall have the meaning given in Section 5.2.2.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
[“PIPE Securities” means the aggregate amount of [•] in class A ordinary shares of the Company to be sold to PIPE Investors in accordance with the PIPE Subscription Agreements.]
[“PIPE Investors” means, collectively, those certain investors who have agreed to make a private investment in the Company to purchase the PIPE Securities at a price per share equal to $10.00 on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, in each case, pursuant to the PIPE Subscription Agreements;]
[“PIPE Subscription Agreements” means, collectively, the agreements dated [•], 2022, by and among the Company, XPAC and each of the respective PIPE Investors, pursuant to which such PIPE Investors have agreed to make a private investment in the Company to purchase the PIPE Securities at a price per share equal to $10.00 on the day of the Acquisition Closing but immediately prior to the Acquisition Closing.]
“Private Placement Warrants” shall mean 4,261,485 warrants to purchase one Ordinary Share held by certain Holders purchased by such Holders in the private placement that occurred concurrently with the closing of XPAC’s initial public offering.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“PubCo Articles of Association” shall have the meaning given in the Business Combination Agreement.
“Registrable Security” shall mean (a) any Ordinary Shares issued or issuable upon the exercise of any other security of the Company (including the Private Placement Warrants or upon conversion of Class B Ordinary Shares) held by a Holder as of immediately following the Acquisition Closing, (b) any Ordinary

Shares or any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”)) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any Additional Holder Ordinary Shares and (d) any other equity security of the Company sold or issued or issuable with respect to any such Ordinary Share referenced in clauses (a), (b) or (c) by way of a share capitalization, share dividend or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; [provided, further, that notwithstanding anything to the contrary in this Agreement, no PIPE Securities held by a Holder in its capacity as a PIPE Investor shall be deemed to constitute Registrable Securities hereunder (for the avoidance of doubt, such PIPE Securities shall instead benefit from the registration rights, if any, provided for under the relevant PIPE Subscription Agreement)].
“Registration” shall mean a registration effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any exchange listing fees with the relevant national securities exchange on which the Ordinary Shares are then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses;
(D) reasonable fees and disbursements of counsel for the Company and for the Underwriters, if applicable;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;
(F) reasonable fees and expenses of one (1) U.S. legal counsel selected by the majority-in-interest of the Demanding Holders; and
(G) all expenses with respect to a road show that the Company is obligated to participate in pursuant to the terms of this Agreement.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Released Securities” shall have the meaning given in Section 2.3.
“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Rule 144” shall have the meaning given in the definition of “Registrable Security” in Section 1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Sponsor” shall have the meaning given in the Recitals hereto.
“Sponsor Holders” means (i) the Sponsor, and (ii) any person or entity that, directly or indirectly, is a proprietary investment vehicle (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of XP, Inc. or any of its controlled Affiliates; provided, that such person or entity was not a direct or indirect XPAC Shareholder (as defined in the Business Combination Agreement) or a shareholder of the Company immediately prior to the initial transfer by the Sponsor of XPAC Securities (as defined in the Business Combination Agreement) or Ordinary Shares to such person or entity; provided, further, that the maximum number of outstanding Ordinary Shares deemed to be held by the Sponsor Parties at any given time shall not exceed the number of Registrable Securities held by the Sponsor as of the Initial Merger Effective Time (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such securities).
“Sponsor Support Agreement” shall have the meaning given in the Recitals hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
“XPAC” shall have the meaning given in the Recitals hereto.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   As soon as practicable, but in no event later than thirty (30) calendar days following the Acquisition Closing, the Company shall use its commercially reasonable efforts to submit to or file with the Commission a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as practicable after the Company is eligible to use Form F-3. In no event shall a Holder be identified as a statutory underwriter in a Registration Statement unless requested by the Commission. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Additional Registrable Securities.   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of one or more Holders holding, individually or collectively, at least five percent (5%) of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) the Existing SuperBac Shareholders other than the Founder (taken as a whole).
2.1.4   Requests for Underwritten Shelf Takedowns.   Subject to Section 3.4, at any time following the expiration of any restrictions on transfer to which the relevant Registrable Securities may be subject pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and from time to time when an effective Shelf is on file with the Commission, a Sponsor Holder or an Existing SuperBac Shareholder (any such Sponsor Holder or any such Existing SuperBac Shareholder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20.0 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks; it being understood that XP Investments US, LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A shall be deemed to constitute reputable nationally recognized investment banks such that their appointment by the Company hereunder would be permitted, but not required), subject to the majority-in-interest of the Demanding Holders’ prior approval (which shall not be unreasonably withheld, conditioned or delayed). Each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) the Existing SuperBac Shareholders other than the Founder (taken as a whole) may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effectuate any Underwritten Offering pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities[, including PIPE Securities, if any,] that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back or other registration rights held by any other shareholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Ordinary Shares or other equity securities proposed to be sold by Company or by other holders of Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company and such other shareholders, [including PIPE Investors, (if any)] (in a proportion to be determined by the Company pursuant to such separate written contractual piggy-back registration rights or a the exclusive discretion of the Company in the absence of such agreement) that can be sold without exceeding the Maximum Number of Securities.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor Holders (taken as a whole), the Founder, or the Existing SuperBac Shareholders other than the Founder (taken as a whole) may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown the Sponsor Holders (taken as a whole), the Founder, the Existing SuperBac Shareholders other than the Founder (taken as a whole), or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, the Sponsor Holders (taken as a whole), the Founder (taken as a whole), or the Existing SuperBac Shareholders other than the Founder (taken as a whole) elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by such Sponsor Holders (taken as a whole), the Founder or such Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities that are no longer subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering and (B) offer to all of the Holders of Registrable Securities that are no longer subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be conditioned on such Holder’s Registrable Securities not being subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof and (iii) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a)   if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering pursuant to Section 2.2.1 and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities[, including PIPE Securities,] if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back or other registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b)   if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities pursuant to a separate written contractual arrangement, then the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities[, including PIPE Securities,] if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(c)   if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement.

Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). The provisions of this Section 2.3 shall only be applicable to a Holder if all officers, directors and greater than five percent stockholders of the Company enter into similar agreements. If any provision in this Section 2.3 is waived or terminated with respect to any of the securities of any such officer, director or greater than five percent shareholder (in any such case of waiver or termination, such securities being the “Released Securities”), the restrictive provisions contemplated by this Section 2.3 shall be waived or terminated, as applicable, to the same extent with respect to the same percentage of securities of each Holder as the percentage the Released Securities represent with respect to the securities held by the applicable officer, director or greater than five percent shareholder.
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Subject to Section 3.4, at any time following the expiration of any restrictions on transfer to which the relevant Registrable Securities may be subject pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and from time to time when an effective Form F-3 Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow” (including, without limitation, a same day trade, overnight trade or similar transaction) using such Form F-3 Shelf, an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering using such Form F-3 Shelf through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $10 million in the aggregate, or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least three (3) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks; it being understood that XP Investments US, LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A shall be deemed to constitute reputable nationally recognized investment banks such that their appointment for such Block Trade or Other Coordinated Offering would be permitted, but not required).
2.4.5   Each Demanding Holder may, in the aggregate, demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12)-month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9   notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a duly appointed representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such Underwriters, broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.13   in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated by the Commission then in effect);
3.1.15   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;
3.1.16   in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to the Company;
3.1.17   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration; and
3.1.18   notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been mandated with respect to the applicable Underwritten Offering or other offering involving a Registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders, as well as any other consultants or advisors retained by a majority-in-interest of the Holders under Section 3.1.10 to jointly represent the Holders as a single class.
3.3   Requirements for Participation in Registration Statement in Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information in writing within five (5) days after receipt of written notice, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company reasonably determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of any other Holder’s Registrable Securities to be included in such Registration.

3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, or (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, then the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall endeavor to notify the Holders as soon as reasonably practicable of the expiration of any period during which it exercised its rights under this Section 3.4.
3.4.3   Subject to Section 3.4.4, if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
3.4.4   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall not be exercised by the Company, on more than two (2) occasions or for more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.
3.4.5   Notwithstanding anything herein to the contrary, if the Commission prevents the Company from including any or all of the Registrable Securities proposed to be registered for resale under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable Holders or otherwise, (a) such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and (b) the number of Registrable Securities to be registered for each selling Holder named in the Registration Statement shall be reduced pro rata among all such selling Holders; and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such Registrable Securities not included in the initial Registration Statement and shall use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable.
3.4.5   Lock-up Restrictions.   Any Registrable Securities that are subject to any restrictions pursuant to the Lock-Up Agreement may not be sold, transferred or otherwise disposed of following Registration pursuant to any Registration Statement unless and until permitted by the Lock-Up Agreement and the Sponsor Support Agreement, as applicable, and any such Registrable Securities shall continue to bear restrictive legends (if any, as applicable) until such sale, transfer or disposal becomes permitted under the Lock-Up Agreement and the Sponsor Support Agreement, as applicable.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including procuring the provision of any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify and hold harmless, to the extent permitted by applicable law, each Holder of Registrable Securities, its officers, directors, agents and representatives and each person or entity who controls such Holder (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by, resulting from, arising out of or based upon any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in the Holder Information (as defined below). The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement is contained in or incorporated by reference in (or, in the case of an omission, not contained in and not incorporated by reference in) any Holder Information; provided, however, that the obligation to indemnify shall be several and not joint, among such Holders of Registrable Securities, and the total liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds (after deducting commissions and taxes, but before deducting expenses) received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (and local counsel in each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the aggregate liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: SuperBac Corp., Rua Arizona, 491, Brooklin, 7th and 8th Floors, 04567-001, São Paulo, SP, Brazil, Attention: Luiz Augusto Chacon de Freitas Filho, chacon@superbac.com.br, with copy to Skadden, Arps, Slate, Meagher & Flom LLP, Av. Brigadeiro Faria Lima, 3311, 7th Floor, São Paulo, SP 04538-133, Filipe.Areno@skadden.com, Attention: Filipe B. Areno, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be freely assigned or delegated by each such Holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such Holder not prohibited by the Lock-Up Agreement or the Sponsor Support Agreement (such assigns, the “Permitted Transferees”); provided, that such transfer is in compliance with the applicable provisions of the Lock-Up Agreement and the Sponsor Support Agreement.
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and the permitted assigns of the Holders.
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Section 5.2.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by a certificate of joinder to this Agreement in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.
5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AND (B) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE).
5.5   TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Sponsor, solely in Sponsor’s capacity as a holder of the Ordinary Shares of the Company, shall also require the written consent of the Sponsor so long as the Sponsor Holders (taken as a whole) hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7   Other Registration Rights.   [Other than the PIPE Subscription Agreements], and as provided in the Warrant Agreement and the related Assignment, Assumption and Amendment Agreement (each as defined in the Business Combination Agreement):
5.7.1   The Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity.
5.7.2   The Company hereby agrees and covenants that it will not grant rights to register any Ordinary Shares (or securities convertible into or exchangeable for Ordinary Shares) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (i) the prior written consent of each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole) (in each case, so long as each of the Sponsor Holders (taken as a whole), the Founder and a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, holds in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares), or (ii) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions.
5.7.3   The Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8   Term.   This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Articles IV and V shall survive any termination.
5.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10   Additional Holders; Joinder.   In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole) (in each case, so long as each of the Sponsor Holders (taken as a whole), the Founder (taken as a whole) and a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, holds in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares), the Company may make any person or entity who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.
5.11   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Acquisition Closing, the Original RRA shall no longer be of any force or effect by virtue of the Original RRA having been amended and restated pursuant to this Agreement.
[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
SUPERBAC CORP.
By:

Name:
Title:
XPAC SPONSOR LLC
By:

Name:
Title:
[•]
By:

Name:
Title:
ANA CABRAL-GARDNER
By:

DENIS BARROS PEDREIRA
By:

CAMILO DE OLIVEIRA TEDDE
By:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among SuperBac Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Ordinary Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) Ordinary Shares shall not be included as Registrable Securities, for purposes of the Excluded Sections.
For purposes of this Joinder, “Excluded Sections” shall mean [•].
Accordingly, the undersigned has executed and delivered this Joinder as of the day of [•], 20[•].

Signature of Stockholder

Print Name of Stockholder Its:
Address:

Agreed and Accepted as of [•], 20[•]
SuperBac Corp.
By:

Name:
Title:

Annex M
FORM OF
ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT
Among
XPAC ACQUISITION CORP.,
SUPERBAC PUBCO HOLDINGS INC.,
And
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Dated [•], 2022
THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated [•], 2022, is made by and among XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated July 29, 2021, by and between XPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.
WHEREAS, pursuant to the Existing Warrant Agreement, (i) XPAC issued (a) 4,261,485 Private Placement Warrants to the Sponsor, and (b) 7,320,377 Public Warrants;
WHEREAS, on the date hereof, XPAC, PubCo, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) entered into a business combination agreement (as amended, modified or supplemented, from time to time, the “Business Combination Agreement”);
WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;
WHEREAS, pursuant to the Business Combination Agreement, (i) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of Ordinary Shares of XPAC shall become holders of Class A ordinary shares of PubCo (the “PubCo Class A Ordinary Shares”) and (ii) at least one day after the closing date of the Initial Merger, Merger Sub 2 will merge with and into a newly formed Cayman Islands exempted company that will, prior to the consummation of the Transactions (as defined in the Business Combination Agreement), own all of the issued and outstanding equity securities of SuperBac (“HoldCo”), with HoldCo surviving the merger as a wholly owned subsidiary of PubCo;
WHEREAS, as of the Initial Merger Effective Time (as defined in the Business Combination Agreement), as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares of XPAC but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for PubCo Class A Ordinary Shares;
WHEREAS, the Board of XPAC has determined that the consummation of the Transactions and the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in the Existing Warrant Agreement);
WHEREAS, in connection with the Transactions, XPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo and PubCo wishes to accept such assignment; and
WHEREAS, Section 9.8(ii) of the Existing Warrant Agreement provides that XPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders (as defined in the Existing Warrant Agreement) for the purposes of adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders under the Existing Warrant Agreement.
NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
ASSIGNMENT AND ASSUMPTION; CONSENT.
SECTION 1.1   Assignment and Assumption.   As of and with effect as of the Initial Merger Effective Time: XPAC hereby assigns to PubCo all of XPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby); PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of XPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Initial Merger Effective Time.
SECTION 1.2   Consent.   The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by XPAC to PubCo and the assumption of the Existing Warrant Agreement by PubCo from XPAC pursuant to Section 1.1 hereof, in each case effective as of the Initial Merger Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Initial Merger Effective Time.
ARTICLE 2
AMENDMENT OF EXISTING WARRANT AGREEMENT.
Effective as of the Initial Merger Effective Time, XPAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the Transactions and the transactions contemplated by the Business Combination Agreement).
SECTION 2.1   References to the “Company.”   All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo.
SECTION 2.2   References to “Ordinary Shares.”   All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo Class A Ordinary Shares.
SECTION 2.3   References to “Business Combination.”   All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Transactions and the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Initial Merger Effective Time.
SECTION 2.4   Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:
“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on PubCo shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by PubCo with the Warrant Agent), as follows:
[•]
[•]
Email: [•]
Attention: [•]

with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno
Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by PubCo to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with PubCo), as follows:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department”
ARTICLE 3
MISCELLANEOUS PROVISIONS.
SECTION 3.1   Effectiveness of the Amendment.   Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Initial Merger Effective Time, and this Agreement shall automatically become effective upon, but only upon, the occurrence of the Initial Merger Effective Time. If the Business Combination Agreement is terminated pursuant to its terms, the parties to this Agreement shall enter into an amendment to this Agreement so as to effect, as applicable, the relevant transactions contemplated by Section 2.2(g) of the Business Combination Agreement.
SECTION 3.2   Successors.   All the covenants and provisions of this Agreement by or for the benefit of PubCo, XPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.
SECTION 3.3   Applicable Law and Exclusive Forum.   The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of PubCo and XPAC hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of PubCo and XPAC hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3 . If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
SECTION 3.4   Counterparts.   This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this

Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
SECTION 3.5   Effect of Headings.   The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.
SECTION 3.6   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
XPAC ACQUISITION CORP.
By:

Name:
Title:
SUPERBAC PUBCO HOLDINGS INC.
By:

Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:

Name:
Title:
[Signature Page to Assignment, Assumption and Amendment Agreement]

Annex N
JOINDER AGREEMENT
This Joinder Agreement (this “Agreement”) is made as of November 7, 2022, by Newco BAC Holdings, Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Newco”), pursuant to, and in accordance with, the Business Combination Agreement dated as of April 25, 2022, by and among SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“Company”). This document shall constitute the “Newco Joinder Agreement” under the Business Combination Agreement (as defined below). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Business Combination Agreement.
RECITALS
WHEREAS, XPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, PubCo is a newly formed entity and was solely formed for the purpose of effecting the Transactions, with the objective of acting as the publicly traded holding company for its investee entities;
WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by PubCo, and was formed for the purpose of effectuating the Mergers (as defined below);
WHEREAS, subject to the terms and conditions provided for in the Business Combination Agreement entered into by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company on April 25, 2022 (the “Business Combination Agreement”), the parties thereto desire and intend to effect a business combination transaction whereby (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), and (b) following the Initial Merger, Merger Sub 2 will merge with and into Newco (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo, each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Act;
WHEREAS, pursuant to Section 2.1(a)(iii) of the Business Combination Agreement, the Company shall cause Newco to join as a party to the Business Combination Agreement prior to the Initial Merger by entering into and delivering this Agreement;
WHEREAS, pursuant to Section 9.2(b) of the Business Combination Agreement, it is a condition precedent to the obligation of XPAC to effect the Initial Merger that Newco joins the Business Combination Agreement and enter into and delivers this Agreement;
WHEREAS, (a) the board of directors of Newco has (i) determined that it is fair to, advisable and in the best interests of Newco to enter into this Agreement and to consummate the Mergers and the other Transactions to which it is a party, and (ii) approved and declared advisable this Agreement and the execution, delivery and performance thereof, and (b) the sole shareholder of Newco has adopted a resolution by written consent approving this Agreement and the Transactions to which it is a party; and
WHEREAS, Newco shall enter into this Agreement pursuant to Section 2.1(a)(iii) of the Business Combination Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:
1.
Representations and Warranties of Newco.

On the date hereof, Newco hereby represents and warrants to XPAC as follows:
(a)
Capitalization and Voting Rights.

(i)
Newco is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. As of the date of this Agreement, the Organizational Documents of Newco as previously made available by or on behalf of Newco to XPAC are true and correct.

(ii)
As of the date of this Agreement, the authorized share capital of Newco consists of one class A ordinary share which is issued and outstanding as of the date of this Agreement (the “Newco Share”). The class A ordinary shares and class B ordinary shares of Newco that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract. The Newco Share is and will continue to be owned by Wilson Ernesto da Silva until the Pre-Closing Exchange.

(iii)
Except as set forth in Section 1(a)(ii) above, (i) Newco has not authorized, outstanding or issued any Equity Securities, (ii) Newco is not obligated to issue, sell or transfer any Equity Securities, (iii) Newco is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of Newco, (iv) Newco has not granted any registration rights or information rights to any other Person, (v) there are no phantom shares and there are no voting or similar agreements entered into by Newco which relate to the share capital, registered capital or charter capital of Newco, and (vi) Newco has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Newco on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(iv)
Newco does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the Pre-Closing Exchange, the Company and, indirectly, the other Group Companies.

(b)
Corporate Structure; Subsidiaries. Newco is not obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

(c)
Authorization. Newco has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. All corporate actions on the part of Newco necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Acquisition Merger Filing Documents. This Agreement and the other Transaction Documents to which Newco is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of Newco enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)
Consents; No Conflicts. Assuming the representations and warranties in Article III of the Business Combination Agreement are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of Newco, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which it is or will be a party by Newco does not, and the consummation by Newco of the transactions contemplated hereby and thereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of Newco) or cancellation under, (a) (i) any Governmental Order, (ii) any provision of the Organizational Documents of Newco, (iii) any applicable Law, (iv) any Contract to which Newco is a party or by which its assets are bound, or (b) result in the creation of any Security Interest upon any of the properties or assets of Newco other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of Newco, except in the case of sub-clauses (i), (iii), and (iv) of clause (a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Newco to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions.

(e)
Business Activities. Newco was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Pre-Closing Exchange except as expressly contemplated by the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation, and does not now conduct and has never conducted any business or operations except as expressly contemplated by the Transaction Documents and the Transactions.

2.
Agreements of Newco.

Newco hereby agrees to be bound by the provisions of the Business Combination Agreement applicable to Newco.
3.
Consent.

Newco hereby consents to the adoption of the Business Combination Agreement and the approval of the Transactions contemplated therein, including the Mergers.
4.
Termination.

This Agreement shall automatically terminate, without any action on the part of any Person, upon termination of the Business Combination Agreement in accordance with the terms of the Business Combination. The effect of termination of this Agreement shall be governed by the provisions of Section 10.2 of the Business Combination Agreement.
5.
Notices to Newco.

All general notices, demands or other communications required or permitted to be given or made to Newco hereunder or under the Business Combination Agreement shall comply with the terms of Section 11.3 of the Business Combination Agreement and be addressed and sent to the following addresses and contacts of Newco:
Superbac Biotechnology Solutions S.A.
Rua Arizona, 481, Cidade Monções/Brooklin Novo, 8th Floor, Room 82
São Paulo, SP 04567-001

Email: chacon@superbac.com.br / juridico@superbac.com.br
Attention: Luiz Augusto de Freitas Chacon
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno
6.
Miscellaneous.

The parties hereto hereby agree to incorporate by reference Article XI of the Business Combination Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.
[Signature Pages Follow]

NEWCO:
Newco BAC Holdings, Inc.

By:
/s/ Wilson Ernesto da Silva

Name: Wilson Ernesto da Silva
Title:    Director
[Signature Page to the Joinder Agreement]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of directors and officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud, or the consequences of committing a crime. The Existing Governing Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default, or willful neglect.
We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statements Schedules
(a)   Exhibits.
Exhibit No.	Description
2.1†*	Business Combination Agreement, dated as of April 25, 2022, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2 and SuperBac (included as Annex A-1 to the proxy statement/prospectus).
2.2*	Form of Plan of Initial Merger, by and between XPAC and Merger Sub 1 (included as Annex B to the proxy statement/prospectus).
2.3*	Form of Plan of Acquisition Merger, by and between Merger Sub 2 and Newco (included as Annex C to the proxy statement/prospectus).
2.4	First Amendment Agreement to the Business Combination Agreement, dated as of December 2, 2022, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2 and SuperBac (included as Annex A-2 to the proxy statement/prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association of XPAC (incorporated by reference to Exhibit 3.1 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
3.2*	Form of Amended and Restated Memorandum and Articles of Association of PubCo (included as Annex D to the proxy statement/prospectus).
4.1*	Specimen Unit Certificate of XPAC (incorporated by reference to Exhibit 4.1 to XPAC’s Registration Statement on Form S-1 (File No. 333-256097) filed on May 13, 2021).
4.2*	Specimen Class A Common Stock Certificate of XPAC (incorporated by reference to Exhibit 4.2 to XPAC’s Registration Statement on Form S-1 (File No. 333-256097) filed on May 13, 2021).
4.3*	Specimen Warrant Certificate of XPAC (incorporated by reference to Exhibit 4.3 to XPAC’s Registration Statement on Form S-1 (File No. 333-256097) filed on May 13, 2021).
4.4*
Warrant Agreement, dated as of July 29, 2021, by and between XPAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).

Exhibit No.	Description
5.1+	Opinion of Mourant Ozannes (Cayman) LLP, Cayman Islands counsel to PubCo, as to the validity of the securities being registered.
8.1+	Opinion of Shearman & Sterling LLP regarding certain material U.S. federal income tax matters.
10.1†*	Voting and Support Agreement, dated as of April 25, 2022, by and among PubCo, XPAC, SuperBac and certain SuperBac shareholders (included as Annex E to the proxy statement/prospectus).
10.2*	Lock-up Agreement, dated as of April 25, 2022, by and among PubCo, XPAC and certain SuperBac shareholders (included as Annex F to the proxy statement/prospectus).
10.3*
Form of Lock-up Joinder Agreement, dated as of May 26, 2022, by and among XPAC, and a SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac (included as Annex G to the proxy statement/prospectus).

10.4*	Form of PIPE Subscription Agreement, by and between XPAC and the undersigned subscriber party thereto (included as Annex H to the proxy statement/prospectus).
10.5*	Sponsor Support Agreement, dated as of April 25, 2022, by and among the Sponsor, XPAC, the directors and officers of XPAC, SuperBac and PubCo (included as Annex I to the proxy statement/prospectus).
10.6†*	Investment Agreement, dated as of April 26, 2022, by and among SuperBac and certain SuperBac shareholders (included as Annex J to the proxy statement/prospectus).
10.7*
Form of Investment Agreement Joinder dated as of May 26, 2022, by and among SuperBac, XPAC, and a SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac (included as Annex K to the proxy statement/prospectus).

10.8*	Form of A&R Registration Rights Agreement (included as Annex L to the proxy statement/prospectus).
10.9*	Form of Assignment, Assumption and Amendment Agreement, by and among PubCo, XPAC and the warrant agent thereunder (included as Annex M to the proxy statement/prospectus).
10.10	Newco Joinder Agreement dated as of November 7, 2022, executed by Newco (included as Annex N to the proxy statement/prospectus).
10.11+	PubCo Equity Plan.
10.12*
Underwriting Agreement, dated as of July 29, 2021, between XPAC and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).

10.13*
Investment Management Trust Agreement, dated as of July 29, 2021, between XPAC and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).

10.14*
Registration Rights Agreement, dated as of July 29, 2021, between the Sponsor, XPAC and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).

10.15*	Administrative Services Agreement, dated as of July 29, 2021, between XPAC and the Sponsor (incorporated by reference to Exhibit 10.4 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.16*	Sponsor Warrants Purchase Agreement, dated as of July 29, 2021, between XPAC and Sponsor (incorporated by reference to Exhibit 10.5 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.17*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Chu Chiu Kong (incorporated by reference to Exhibit 10.6 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).

Exhibit No.	Description
10.18*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Guilherme Teixeira (incorporated by reference to Exhibit 10.7 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.19*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Fabio Kann (incorporated by reference to Exhibit 10.8 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.20*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Marcos Peixoto (incorporated by reference to Exhibit 10.9 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.21*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Denis Pedreira (incorporated by reference to Exhibit 10.10 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.22*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Ana Cabral-Gardner (incorporated by reference to Exhibit 10.11 to XPAC’s Current Report on Form 8-K filed on August 3).
10.23*	Indemnity Agreement, dated as of July 29, 2021, between XPAC and Camilo de Oliveira Tedde (incorporated by reference to Exhibit 10.12 to XPAC’s Current Report on Form 8-K filed on August 3, 2021).
10.24*
Promissory Note, dated as of March 19, 2021, issued by XPAC to the Sponsor (incorporated by reference to Exhibit 10.1 to XPAC’s Registration Statement on Form S-1 (File No. 333-256097) filed on May 13, 2021).

21.1*	List of Subsidiaries of PubCo.
23.1	Consent of Marcum LLP, independent registered accounting firm for XPAC.
23.2	Consent of Grant Thornton Auditores Independentes Ltda., independent registered public accounting firm for SuperBac.
23.4+	Consent of Mourant Ozannes (Cayman) LLP (included as part of Exhibit 5.1).
23.5+	Consent of Shearman & Sterling LLP (included as part of Exhibit 8.1).
24.1*	Power of Attorney (included on signature pages).
99.1+	Form of Class A Proxy Card for the Extraordinary General Meeting of the Registrant.
99.2	Consent of Guilherme Teixeira to be named as a director nominee dated as of December 2, 2022.
99.3*	Consent of Luiz Augusto Chacon de Freitas Filho to be named as a director nominee dated as of July 11, 2022.
99.4	Consent of Camilo de Oliveira Tedde to be named as a director nominee dated as of December 2, 2022.
107*	Calculation of Filing Fee Tables

*
Previously filed.

+
To be filed by amendment.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit and schedule to the SEC upon its request.

(d)   Filing Fee Table.
The Filing Fee Table and related disclosure is filed herewith as Exhibit 107 on September 21, 2022.

Item 22.   Undertakings
1.
The undersigned Registrant hereby undertakes:

a.
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.
To include any prospectus required by section 10(a)(3) of the Securities Act;

ii.
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

b.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications,
i.
Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3.
The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
The Registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on December 2, 2022.
SUPERBAC PUBCO HOLDINGS INC.
By:
/s/ Wilson Ernesto da Silva

Name:   Wilson Ernesto da Silva
Title:    Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
* Luiz Augusto Chacon de Freitas Filho	Chairman and Chief Executive Officer (Principal Executive Officer)	December 2, 2022
/s/ Wilson Ernesto da Silva Wilson Ernesto da Silva	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 2, 2022

*By:
/s/ Wilson Ernesto da Silva

Name:   Wilson Ernesto da Silva
Title:    Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
Pursuant to the requirement of the Securities Act of 1933, the undersigned, solely in its capacity as the duly authorized representative in the United States of Superbac Pubco Holdings Inc., has signed this registration statement in the City of Newark, State of Delaware, on December 2, 2022.
PUGLISI & ASSOCIATES
By:
/s/ Donald J. Puglisi

Name:   Donald J. Puglisi
Title:     Authorized Representative